Form 20-F
period 2020-12-31
Centogene N.V.
filed 2021-04-15
CIK 1757097

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐        REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES
EXCHANGE ACT OF 1934

OR

☒        ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934
For the fiscal year ended December 31, 2020

OR

☐        TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934

OR

☐        SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

For the transition period from                              to

Commission file number: 001-39124

Centogene N.V.

(Exact name of Registrant as specified in its charter)

The Netherlands

(Jurisdiction of incorporation or organization)

Am Strande 7

18055 Rostock, Germany

(+49) 381 80113 500

(Address of principal executive offices)

Andrin Oswald,

Chief Executive Officer

Tel: (+49) 381 80113 500

Email: andrin.oswald@centogene.com

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

The number of outstanding common shares as of December 31, 2020 was:

Title of each class	Number of Shares Outstanding as of December 31, 2020
Common shares, par value of €0.12 per share	22,117,643

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

Yes ☒                     No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☐	Accelerated Filer ☒	Non-accelerated Filer ☐	Emerging growth company ⌧

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.

Yes ☐                     No ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☐          U.S. GAAP

☒          International Financial Reporting Standards as issued by the International Accounting Standards Board

☐          Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17             ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐                   No ☒

i

CERTAIN DEFINITIONS

Except otherwise indicated and except where the context otherwise requires, references in this Annual Report on Form 20-F to:

“Centogene”, the “Company”, the “Group”, “we”, “our”, “ours”, “us” or similar terms	are to Centogene N.V. or Centogene N.V. together with its subsidiaries, as the context may require;
“Exchange Act”	are to the United States Securities Exchange Act of 1934, as amended;
“FDA”	are to the United States Food and Drug Administration;
“IASB”	are to International Accounting Standards Board;
“IFRS”	are to International Financial Reporting Standards;
“SEC”	are to the United States Securities and Exchange Commission;
“Securities Act”	are to the Securities Act of 1933, as amended;
“€”, “EUR” and “euro”	are to the European currency euro; and
“$,” “USD,” “US$” and “U.S. dollar”	are to the United States dollar.

PRESENTATION OF FINANCIAL INFORMATION

We report under International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (the “IASB”). We present our consolidated financial statements in accordance with IFRS. We have made rounding adjustments to some of the figures included in this Annual Report. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

Our financial statements included in this Annual Report are presented in euro and, unless otherwise specified, all monetary amounts are in euro. All references in this Annual Report to “$”, “U.S. dollars” and “dollars” means U.S. dollars and all references to “€”, “EUR” and “euro” mean euro, unless otherwise noted.

In this Annual Report, unless otherwise indicated, some euro amounts as of December 31, 2020 have been translated into U.S. dollars at the rate of $1.2271 to €1.00, the official exchange rate quoted by the European Central Bank. For information related to our initial public offering, which closed on November 8, 2019, some euro amounts have been translated into U.S. dollars at the rate of $1.1129 to €1.00, the official exchange rate quoted as of October 17, 2019 by the U.S. Federal Reserve Bank. For information related to the follow-on equity offering, which closed on July 24, 2020, some euro amounts have been translated into U.S. dollars at the rate of $1.1340 to €1.00. For information on the exchange rate used for the Group’s consolidated financial statements as of December 31, 2019 and 2020 and for the three years ended December 31, 2018, 2019 and 2020, included in this Annual Report, please see “Note 5(a)—Foreign currency and currency translations” to such financial statements.

We have historically conducted our business through Centogene AG (which is now known as Centogene GmbH), and therefore our historical financial statements present the results of operations and financial condition of Centogene AG and its controlled subsidiaries. In connection with our initial public offering, Centogene AG was acquired by Centogene B.V., which subsequently converted into Centogene N.V., on November 7, 2019, as part of our corporate reorganization in connection with our initial public offering, and the historical consolidated financial statements of Centogene AG included in this Annual Report became the historical consolidated financial statements of Centogene N.V. On March 5, 2020, the Company resolved that Centogene AG shall be converted into a German limited liability company and renamed Centogene GmbH. Such conversion became effective upon the registration in the German commercial register on June 29, 2020, and was therefore completed in the financial year ending December 31, 2020.

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

FORWARD LOOKING STATEMENTS

This Annual Report contains statements that constitute forward-looking statements. All statements other than present and historical facts and conditions contained in this Annual Report, including statements regarding our future results of operations and financial position, business strategy, plans and our objectives for future operations, are forward-looking statements. When used in this Annual Report, the words “anticipate,” “believe,” “can,” “could,” “estimate,” “expect,” “intend,” “is designed to,” “may,” “might,” “plan,” “potential,” “predict,” “objective,” “should,” or the negative of these and similar expressions identify forward-looking statements.

Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under “Item 3. Key Information—D. Risk Factors” in this Annual Report. These risks and uncertainties include factors relating to:

•	our ability to effectively manage our future growth and to execute our business strategy;
•

our ability to generate sufficient revenue from our relationships with our pharmaceutical partners and clients, and to otherwise maintain our current relationships, or enter into new relationships, with pharmaceutical partners and clients;

•	the effects of the COVID-19 pandemic on our business and results of operations;
•	economic, political or social conditions and the effects of these conditions on our pharmaceutical partners’ and diagnostics clients’ businesses and levels of business activity;
•	our expectations for our products and solutions achieving commercial market acceptance, and our ability to keep pace with the rapidly evolving industry in which we operate;
•	our assumptions regarding market size in the rare disease industry and our growth potential;
•	our pharmaceutical partners’ and clients’ need for rare disease information products and solutions and any perceived advantage of our products over those of our competitors;
•

our ability to manage our international expansion, including our exposure to new and complex business, regulatory, political, operational, financial, and economic risks, and numerous and conflicting legal and regulatory requirements;

•	our continued reliance on our senior management team and other qualified personnel and our ability to retain such personnel;
•	our ability to obtain, maintain, protect and enforce sufficient patent and other intellectual property protection for any products or solutions we develop and for our technology;
•	the ongoing protection of our trade secrets, know-how, and other confidential and proprietary information;
•	our ability to remediate our material weakness on internal control over financial reporting;
•	general economic, political, demographic and business conditions in North America, the Middle East, Europe and other regions in which we operate;
•	changes in government and industry regulation and tax matters;
•	other factors that may affect our financial condition, liquidity and results of operations; and
•	other risk factors discussed under “Item 3. Key Information—D. Risk Factors.”

You should refer to the section of this Annual Report titled “Item 3. Key Information—D. Risk Factors” for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this Annual Report will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

ENFORCEMENT OF JUDGMENTS

We are organized and existing under the laws of the Netherlands, and, as such, under Dutch private international law rules the rights of our shareholders and the civil liability of our directors and executive officers are governed in certain respects by the laws of the Netherlands. The ability of our shareholders in certain countries other than the Netherlands to bring actions against us, our directors and executive officers may be limited under applicable law. In addition, substantially all of our assets are located outside the United States.

As a result, it may not be possible for investors to effect service of process within the United States upon us or our directors and executive officers or to enforce against them or us in U.S. courts, including judgments predicated upon the civil liability provisions of the federal securities laws of the United States. In addition, it is not clear whether a Dutch court would impose civil liability on us or any of our directors and executive officers in an original action based solely upon the federal securities laws of the United States brought in a court of competent jurisdiction in the Netherlands.

As of the date of this Annual Report, the United States and the Netherlands do not have a treaty providing for the reciprocal recognition and enforcement of judgments, other than arbitration awards, in civil and commercial matters. With respect to choice of court agreements in civil or commercial matters, it is noted that the Hague Convention on Choice of Court Agreements entered into force for the Netherlands, but has not entered into force for the United States. Accordingly, a judgment rendered by a court in the United States, whether or not predicated solely upon U.S. securities laws, would not automatically be recognized and enforced by the competent Dutch courts. However, if a person has obtained a judgment rendered by a court in the United States that is enforceable under the laws of the United States and files a claim with the competent Dutch court, the Dutch court will in principle give binding effect to a foreign judgment if (i) the jurisdiction of the foreign court was based on a ground of jurisdiction that is generally acceptable according to international standards, (ii) the judgment by the foreign court was rendered in legal proceedings that comply with the Dutch standards of proper administration of justice including sufficient safeguards (behoorlijke rechtspleging), (iii) binding effect of such foreign judgment is not contrary to Dutch public order (openbare orde) and (iv) the judgment by the foreign court is not incompatible with a decision rendered between the same parties by a Dutch court, or with a previous decision rendered between the same parties by a foreign court in a dispute that concerns the same subject and is based on the same cause, provided that the previous decision qualifies for recognition in the Netherlands. Even if such a foreign judgment is given binding effect, a claim based thereon may, however, still be rejected if the foreign judgment is not or no longer formally enforceable.

Based on the lack of a treaty as described above, U.S. investors may not be able to enforce against us or our directors, representatives or certain experts named herein who are residents of the Netherlands or countries other than the United States any judgments obtained in U.S. courts in civil and commercial matters, including judgments under the U.S. federal securities laws.

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

PART ONE

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable

Item 2. Offer Statistics and Expected Timetable

Not applicable

Item 3. Key Information

A.Selected Financial Data

The following selected consolidated statements of financial position as of December 31, 2019 and 2020, and the consolidated statements of comprehensive loss for the years ended December 31, 2018, 2019 and 2020 are derived from the consolidated financial statements appearing elsewhere in this Annual Report, which have been audited by Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft (“Ernst & Young”). The selected consolidated statements of financial position as of December 31, 2017 and December 31, 2018 and the selected consolidated statements of comprehensive loss for the years ended December 31, 2016 and December 31, 2017 are derived from audited consolidated financial statements not included in this Annual Report. As an emerging growth company, the presentation of selected historic financial data is limited to periods for which audited financial statements have been presented in connection with our first registration statement, filed on Form F-1 (File No. 333-234177), that became effective under the Securities Act.

Financial information presented in the consolidated financial statements of Centogene N.V. for periods prior to the completion of our corporate reorganization is that of Centogene AG (which is now known as Centogene GmbH), our wholly-owned subsidiary. The consolidated financial statements of Centogene N.V. are a continuation of the historical consolidated financial statements of Centogene AG.

The information presented below is qualified by the more detailed historical consolidated financial statements set forth in this Annual Report, and should be read in conjunction with those consolidated financial statements, the notes thereto and the discussion under “Item 5. Operating and Financial Review and Prospects” included elsewhere in this Annual Report.

We maintain our books and records in euros, and we prepare our financial statements under IFRS as issued by the IASB.

	For the Years Ended December 31,
	2016	2017	2018	2019	2020

	(€ in thousands, except number of shares)
Consolidated statement of comprehensive loss:
Revenue	27,669	31,689	40,478	48,780	128,381
Cost of sales	12,856	14,939	19,941	26,005	86,378
Gross profit	14,813	16,750	20,537	22,775	42,003
Research and development expenses	5,885	6,396	6,300	9,590	14,935
General administrative expenses	8,888	9,498	18,610	23,160	37,665
Selling expenses	5,364	5,897	7,474	9,254	7,580
Impairment of financial assets	—	367	792	752	3,738
Other operating income	1,295	1,043	2,306	3,781	2,394
Other operating expenses	908	90	273	1,284	182
Real estate transfer tax expenses	—	—	—	1,200	—
Operating loss	(4,937)	(4,455)	(10,606)	(18,684)	(19,703)
Interest and similar income	26	14	33	16	6
Interest and similar expense	856	1,021	1,075	2,029	1,400
Finance costs, net	(830)	(1,007)	(1,042)	(2,013)	(1,394)
Loss before taxes	(5,767)	(5,462)	(11,648)	(20,697)	(21,097)
Income tax (benefits)/expenses	(408)	14	(310)	158	281
Loss for the year	(5,359)	(5,476)	(11,338)	(20,855)	(21,378)
Other comprehensive income/(loss)	9	10	(8)	16	(48)
Total comprehensive loss for the period	(5,350)	(5,466)	(11,346)	(20,839)	(21,426)
Loss per share—Basic and diluted (in EUR) (1)	(0.51)	(0.45)	(0.80)	(1.27)	(1.02)
Weighted average number of outstanding shares	10,542,749	12,065,714	14,112,841	16,409,285	20,909,673

(1)              Basic and diluted loss per share is calculated by dividing loss for the year attributable to our equity holders by the weighted average number of shares outstanding during the same period, adjusted for the effect of the corporate reorganization and is represented in euros per share.

	As of December 31,
	2017	2018	2019	2020

	(€ in thousands)
Consolidated statement of financial position:
Cash and cash equivalents	3,157	9,222	41,095	48,156
Total assets	55,486	76,674	117,510	150,130
Total current liabilities	23,808	24,283	29,000	57,118
Total non‑current liabilities	15,324	25,867	29,588	27,235
Total equity	16,354	26,524	58,922	65,777

B.Capitalization and Indebtedness

Not applicable

C.Reason for the Offer and Use of Proceeds

Not applicable

D.Risk Factors

Summary Risk Factors

In the course of conducting our business operations, we are exposed to a variety of risks, some of which are inherent in our industry and others of which are more specific to our own businesses. The discussion below addresses the material factors, of which we are currently aware, that could affect our businesses, results of operations and financial condition and make an investment in the Company speculative or risky.

Some of these risks include:

●	We may fail to maintain, enter into or generate sufficient revenue from relationships with our clients or pharmaceutical partners to achieve and maintain profitability.
●	The COVID-19 pandemic and measures taken in response to it.
●	Difficulty in successfully identifying patients for our pharmaceutical partners due to relatively small patient populations for rare diseases.
●	Failure to generate sufficient volumes of data from our diagnostic tests for inclusion in our data repository.
●	We derive a large proportion of our revenues and equipment from agreements with a limited number of pharmaceutical partners and suppliers, respectively.
●	Volatile, negative or uncertain economic, political or social conditions and the effects of these conditions on our pharmaceutical partners’ and diagnostics clients’ businesses and levels of business activity.
●	Restrictions or delays in the receipt of patient samples to our laboratories for diagnostic testing.
●	Substantial product liability or professional liability claims that could exceed our resources.
●	Interruption of access or damage to our highly specialized laboratory facilities, storage facilities or equipment.
●	Challenges to patient consent validity could impede our rare disease information development efforts.
●	Failure in our information technology systems.
●	Inability to attract and retain new talent, including members of our senior management team.
●	New and complex business, regulatory, political, operational, financial, and economic risks as a result of international business expansion.
●	Unanticipated difficulties involved in the Implementation of partnership agreements with our pharmaceutical partners.
●	Failure to achieve or maintain sales of our products and solutions.
●	Failure to manage our future growth effectively, which could make it difficult to execute our business strategy.
●	Inability to successfully commercialize new products or solutions on a timely basis or at all.
●	Failure to expand our direct sales and marketing force to adequately address our pharmaceutical partners’ and clients’ needs.
●	The knowledge and interpretation based solutions we provide to our pharmaceutical partners may not achieve significant commercial market acceptance.
●	Failure to keep pace with the rapidly evolving industry in which we operate.
●	We may fail to successfully respond to increasing demand for our products and solutions.
●	Failure to obtain favorable pricing for our products and to meet our profitability expectations.
●	Ethical, legal and social concerns related to the use of genomic information could reduce demand for our genetic rare disease knowledge and interpretation based products and solutions.
●	Our resource allocation decisions may lead us to focus on research and development programs that are not commercially viable, and as a result we may be unable to recover the costs incurred under these efforts.
●	Failure to compete successfully with competitors, including new entrants in the market.
●	If our pharmaceutical partners experience any of a number of possible unforeseen events in connection with their clinical trials, our ability to commercialize future solutions or improvements to existing solutions could be delayed or prevented.
●	Our employees, principal investigators, consultants, and commercial partners may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements, insider trading, misappropriation of trade secrets and wrongful use or disclosure of confidential information.
●	We may lose the support of key thought leaders and fail to establish our products and solutions as a standard of care for patients with rare diseases.
●	Security breaches, loss of data, and other disruptions could compromise sensitive information related to our business or prevent us from accessing critical information and expose us to liability, which could adversely affect our business and our reputation.
●	We are subject to significant foreign currency exchange controls in certain countries in which we operate.

●	We may acquire assets or other businesses that could negatively affect our operating results, dilute our shareholders’ ownership or increase our debt.
●	Regulatory risks including as a result of conflicting requirements, regulatory changes in the way that the FDA and the European Union regulate laboratory developed tests, non-compliance with FDA and EMA regulatory requirements and with evolving European and other data privacy laws, violations of worldwide anti bribery laws, transactions involving Iran or other sanctioned countries, and our inability to obtain timely regulatory approvals or adhere to regulations regarding our products and solutions.
●	We may fail to achieve coverage or adequate reimbursement for our products and solutions by commercial third party payors or government payors.
●	Inability to obtain and maintain patent and other intellectual property protection for any products or solutions we develop and for our technology, allowing our competitors to develop and commercialize products and solutions similar or identical to ours.
●	Additional intellectual property risks, including our inability to protect the confidentiality of our trade secrets, know how, and other confidential and proprietary information, the unenforceability of our patents and intellectual property rights, third party claims of intellectual property infringement or commercial rights to inventions we develop, non-compliance with patent agency requirement and dependence on licenses granted to us by others.
●	We have a history of losses and we may incur losses in the future.
●	We may need to raise additional capital to fund, develop and expand our operations. Raising additional capital may cause dilution to our shareholders, restrict our operations or require us to relinquish rights to our technologies or drug candidates.
●	We may be required to refund grants and subsidies, and may fail to meet covenants under loan facilities
●	We have identified a material weakness in our internal control over financial reporting and may identify additional material weaknesses in the future that may cause us to fail to meet our reporting obligations or result in material misstatements of our financial statements. If we fail to remediate our material weakness or establish and maintain an effective system of internal control over financial reporting, we may not be able to report our financial results accurately or to prevent fraud, and such failure could cause investors to lose confidence in our reported financial and other public information and have a negative effect on the trading price of our common shares.
●	Our results of operations could be materially adversely affected by fluctuations in foreign currency exchange rates.
●	Risks relating to our common shares, including fluctuations in our share price, risk of dilution upon future issuances, multi-jurisdictional tax consequences, impacts of our Dutch public company status (including differing shareholder rights), risks resulting from our emerging growth company and foreign private issuer status, our non-payment of dividends and our broad discretion in the use of our cash on hand.

Additional factors discussed below could affect our business, prospects, financial condition and results of operations. You should carefully consider the following risks and uncertainties and all of the other information in this Annual Report before making any investment decision. Our business, financial condition or results of operations could be materially and adversely affected if any of these risks occurs, and as a result, the market price of our common shares could decline and you could lose all or part of your investment. The risks described below are those that we currently believe may materially affect us. We may face additional risks and uncertainties not currently known to us or that we currently deem to be immaterial.

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

In December 2019, the COVID-19 virus, commonly known as “coronavirus”, surfaced in Wuhan, China. In March 2020, the World Health Organization declared the COVID-19 outbreak a pandemic. The COVID-19 disease has spread from China to many other countries including the U.S., the UK and the EU, with the number of reported cases and related deaths increasing daily and, in many countries, at a very rapid pace.

Many governments, including in the United States and Germany, have imposed increasingly stringent restrictions to seek to mitigate, or slow down, the spread of COVID-19, including restrictions on international and local travel, public gatherings and participation in business meetings, as well as closures of workplaces, schools, and other sites, and are requesting “social distancing.” In addition to those government measures, we have also taken a series of actions aimed at safeguarding the Company’s employees and business associates, including implementing a work-from-home policy and regular weekly tests for employees except for those related to our laboratory operations. The duration of such measures is highly uncertain, but could be prolonged, and even stricter measures may be put in place.

During 2020, the COVID-19 pandemic, coupled with a sharp material decline in the oil price, caused financial markets globally to experience material declines and very elevated volatility, which had an adverse impact on GDP and broader economic conditions, including in Germany and the United States. There is no assurance that the responses from central banks (which include reductions in interest rates and liquidity support) and financial support and fiscal spending by certain governments will be sufficient to support the U.S. or other economies or that financial markets will return to normal. The ongoing effects of the COVID-19 pandemic on global economies and financial markets could trigger a recession or slowdown.

Commencing in the fourth quarter of 2020, there has been a significant widespread increase or “second wave” in reported infections including in Europe, the United States and Canada, as well as the emergence and rapid spread of new, more contagious variants of the COVID-19 virus. In response, various countries including in Europe have announced the re-imposition of restrictions on social, business, travel and other activities. In several countries such restrictions are at or near the level of lockdown restrictions imposed earlier in 2020. Although multiple COVID-19 vaccines have been approved for full use, vaccine distribution has taken longer than expected due to logistics, lack of resources, scheduling, staffing issues and vaccine resistance, and availability is expected to remain scarce for the next several months as new variants of COVID-19 circulate worldwide.

There is significant uncertainty relating to the potential effect of the COVID-19 virus on our business. Any of the factors above could result in significant volatility in, and have a material adverse effect on, our business, financial condition, rating and results of operations. In particular, they could result in increased costs of execution with regards to operational plans. In addition, COVID-19 may disrupt our supply chain, particularly as it relates to the United States (from where a significant proportion of our sequencing products are sourced) as well other countries in which we operate and from where we receive tests, and otherwise adversely affect international trade and business activities. The COVID-19 pandemic may also result in the loss of our significant client relationships. The magnitude of the impact on us will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including, among other things, the duration and spread of the outbreak, its severity and strain mutations, counter-measures and the development and availability of effective treatments and vaccines. The effects of COVID-19 on us, and on the environment in which we operate, has resulted, and may continue to result, in significant volatility of the trading price of our common shares. Although we are taking a number of measures aimed at minimizing disruptions to our business and operations, and while the provision of testing for the COVID-19 virus is anticipated to generate additional revenues for us, the full extent to which the global COVID-19 pandemic may impact our business will depend on future developments, which are highly uncertain and cannot be predicted, such as the duration of the pandemic, the availability of vaccines, the probability of the occurrence of further outbreaks and the ultimate impact on the financial markets and the global economy, and could result in an unforeseen negative impact on our business and our future results of operations.

To the extent the COVID-19 pandemic adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described under “—We may face restrictions or delays in the receipt of patient samples to our laboratories for diagnostic testing” and “—We may be adversely affected by volatile, negative or uncertain economic, political or social conditions and the effects of these conditions on our pharmaceutical partners’ and diagnostics clients’ businesses and levels of business activity.”

In response to the COVID-19 pandemic, we have swiftly ramped up our molecular testing for the diagnosis of COVID-19. The demand for such tests may shrink rapidly, and we may be unable to recoup the significant expenses incurred and investments made in testing capabilities.

In response to the COVID-19 pandemic, we took a series of measures aimed at minimizing the disruptions to our business and operations, including by adding COVID-19 molecular testing to our product mix. To support the rapid rollout of our COVID-19 testing offering, we have incurred significant expenses and made significant investments, including the acquisition of laboratory facilities, walk-in testing facilities, and mobile test centers, as well as related equipment and inventory. Our COVID-19 testing business has grown significantly since the second quarter of 2020 and, as a result, we started managing and reporting it as a separate reportable business segment in the third quarter of 2020 (during which quarter the COVID-19 testing segment generated revenues of €27.4 million, which increased to €59.8 million in the fourth quarter of 2020).

While the COVID-19 pandemic has created an opportunity for our business and helped us offset the pandemic-related slowdown in our Diagnostics and Pharmaceutical businesses, and we presently expect our COVID-19 testing business to continue contributing significantly to our revenue for 2021 and potentially beyond, the demand for our COVID-19 tests may not be sustainable and the recent increase in our revenues from COVID-19 testing may not be indicative of future revenues. Such demand, and the revenues of our COVID-19 testing segment, may shrink rapidly in the future, for instance:

●	as the pandemic abates or infection rates decline;
●	as governmental and health authorities relax rules on mandatory COVID-19 testing;
●	as vaccinations become more widely administered; or
●	if other tests become more accepted or produce results more quickly, more accurately or at lower cost;

in each case in particular in the regions where we offer our COVID-19 testing services. As a result, we may be unable to recoup the significant expenses we incurred in connection with our COVID-19 testing business. In addition, while we are depreciating all of the investments made in our COVID-19 testing business on an accelerated timetable, we may be required to write-down some or all of our investments in, and working capital related to, our COVID-19 testing business. Any of the foregoing developments and events could have a material adverse effect on our business, results of operations and financial position.

We may fail to maintain our current relationships with pharmaceutical companies, or enter into new relationships on a similar scale.

Our success in the future depends in part on our ability to maintain relationships and to enter into new relationships with pharmaceutical partners. Partnerships are complex and time-consuming to negotiate and document. Whether we reach a definitive agreement for a partnership will depend on a number of factors, including, among other things, upon our partners’ assessment of our industry knowledge, data repository, logistical resources and expertise, the terms and conditions of the proposed partnership, and our partners’ evaluation of the potential value added from our rare disease knowledge and insights. If we are unable to do so, we may have to curtail our research on a particular rare disease or increase our expenditures and undertake research and development activities at our own expense. Further, there have been a significant number of recent business combinations among large pharmaceutical companies that have resulted in a reduced number of potential future partners.

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
•

our pharmaceutical partners may decide to decrease or discontinue their use of our rare disease information platform due to circumstances outside of our control, including changes in their research and development plans, whether they can obtain positive data or regulatory approval in clinical trials or successfully commercialize a treatment, changes in the regulatory environment, or utilization of internal testing resources or genetic or other tests performed by other parties, among others;

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

Our inability to identify a sufficient number of patients for our partners’ clinical trials could result in significant delays and could require our partners to abandon one or more clinical trials altogether. Enrollment delays in our partners’ clinical trials may result in increased development costs for our partners’ drug candidates, which would cause the value of the solutions which we offer to our pharmaceutical partners to decline. If we are unable to identify patients with a specified driver of disease or applicable genomic alteration, this could compromise our ability to add value to our partners’ clinical trials by accelerating clinical development and regulatory timelines. In addition, our projections of both the number of people who have these diseases, as well as the subset of people with these diseases who have the potential to benefit from treatment with our partners’ existing treatments or drug candidates, are based on our internal estimates derived from data in our repository. These estimates may prove to be incorrect, and new studies may reduce the estimated incidence or prevalence of these diseases. The number of patients in the United States, European Union and elsewhere may turn out to be lower than expected, may not be otherwise amenable to treatment with our partners’ drug candidates or patients may be difficult to identify and access, all of which would adversely affect our business, prospects and ability to achieve or sustain profitability.

We may fail to generate sufficient volumes of data from our diagnostic tests for inclusion in our data repository.

Our business model assumes that we will be able to continue to generate significant diagnostic test volume in order to maintain the generation of data that feeds into our data repository, which is necessary for the development of new products and solutions for our pharmaceutical partners and clients. We may not succeed in continuing to drive clinical adoption of our tests to achieve sufficient volumes. Inasmuch as detailed genetic or other data from our tests have only recently become available at relatively affordable prices, the pace and degree of clinical acceptance of the utility of such testing is uncertain. Specifically, it is uncertain how much genetic or other data will be accepted as necessary or useful, as well as how detailed that data should be, particularly since medical practitioners may have become accustomed to genetic or other testing that is specific to one or a few genes. To generate demand for our tests, we will need to continue to make our diagnostics clients, as well as physicians and key opinion leaders, aware of the benefits of our tests, including the price, the breadth of our testing options, and the benefits of having additional genetic or other data available from which to make treatment decisions. In addition, physicians in other areas of medicine may not adopt genetic or other testing for certain rare diseases as readily as it has been adopted for some more well-known rare diseases and our efforts to sell our tests to physicians outside of a set number of rare diseases may not be successful. A lack of or delay in increased clinical acceptance of our diagnostic tests would negatively impact sales and market acceptance of our tests and limit our ability to expand on the scope and quality of knowledge and interpretation-based solutions offered to our pharmaceutical partners, which could in turn impact our revenue growth and potential profitability.

In addition, genetic or other testing is still relatively expensive and many potential pharmaceutical partners and clients may be sensitive to pricing concerns. Potential pharmaceutical partners or clients may not adopt our tests if adequate reimbursement is unavailable, or if we are not able to maintain low prices in the future relative to our competitors. If we are not able to generate demand for our tests at sufficient volume, or if it takes significantly more time to generate this demand than we anticipate, our business, prospects, financial condition and results of operations could be materially harmed.

We derive a large proportion of our revenues from agreements with a limited number of pharmaceutical partners and clients.

We have historically earned a large proportion of our revenue from a limited number of pharmaceutical partners and diagnostic testing clients. In the years ended December 31, 2020 and 2019, our top five pharmaceutical partners, in the aggregate, accounted for 12.6% (41.4% excluding COVID-19 revenues) and 39.3% of our revenues, respectively. The loss of, or material reduction in, revenues from any one of our major pharmaceutical partners or clients could materially reduce our total revenues, harm our reputation in the industry and/or reduce our ability to accurately predict our revenue, net income and cash flow. The loss of, or material reduction, in revenue from any one of our major pharmaceutical partners or clients could also adversely affect our gross profit and utilization as we seek to redeploy resources previously dedicated to that partner. We cannot assure you that revenue from our major pharmaceutical partners or clients will not be significantly reduced in the future. We also may not be able to maintain our relationships with our major pharmaceutical partners or clients on existing or on continued favorable terms and our major pharmaceutical partners or clients may not renew their agreements with us, in which case our business, financial condition and results of operations would be adversely affected.

In particular, during the year ended December 31, 2020, our collaboration with Shire International GmbH (“Shire”), now a subsidiary of Takeda Pharmaceutical Company Limited, represented 8.6% (28.2% excluding COVID-19 revenues) of our total revenues (2019: 24.3%). We expect that our collaboration with Shire will continue to account for a material portion of our revenue in 2021. The revenue attributable to Shire may fluctuate in the future, which could have an adverse effect on our financial condition and results of operations. In addition, changes in the terms of our agreements with Shire, or a modification or termination of our relationship with Shire, could result in delays in the receipt of revenue by us, or a temporary or permanent loss of revenue to us. In addition, certain pharmaceutical companies, including those with which we currently have agreements, may choose not to do business with us or may seek out other partners for genetic rare disease information due to our strategic collaboration with Shire, particularly if they are actual or potential competitors with Shire. If we are unable to continue to grow our business with other pharmaceutical companies, our business and results of operations would be adversely affected.

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

We may be adversely affected by volatile, negative or uncertain economic, political or social conditions and the effects of these conditions on our pharmaceutical partners’ and diagnostics clients’ businesses and levels of business activity.

Global economic conditions affect our pharmaceutical partners’ and diagnostic clients’ businesses and the markets they serve, and volatile, negative or uncertain economic conditions may have an adverse effect on our revenue growth and profitability. Volatile, negative or uncertain economic conditions in our significant markets, in particular in our North America, Middle East or European regions, where we generated 15.0%, 9.8% and 73.3%, respectively, of our total revenues for the year ended December 31, 2020, could undermine business confidence, both in those markets and other markets, and cause our pharmaceutical partners or clients to reduce or defer their spending on new technologies or initiatives or terminate existing contracts, which would negatively affect our business. Growth in the markets we serve could be at a slow rate, or could stagnate, for an extended period of time. Differing economic conditions and patterns of economic growth and contraction in the geographical regions in which we operate and the industries we serve may affect demand for our products and solutions. Weakening in these markets as a result of high government deficits, credit downgrades or otherwise could have a material adverse effect on our results of operations. Ongoing economic volatility and uncertainty affects our business in a number of other ways, including making it more difficult to accurately forecast partner demand beyond the short term and effectively build our revenue and resource plans, particularly given the iterative nature of the negotiation of new contracts with our pharmaceutical partners. This could result, for example, in us not having the level of appropriate personnel where they are needed, and could have a significant negative impact on our results of operations.

Moreover, acts of terrorist violence, political unrest, armed regional and international hostilities and international responses to these hostilities, natural disasters, global health risks or pandemics or the threat of or perceived potential for these events could have a negative impact on us. These events could adversely affect our pharmaceutical partners’ levels of business activity and precipitate sudden significant changes in regional and global economic conditions and cycles. These events also pose significant risks to our people and to physical facilities and operations around the world, whether the facilities are ours or those of our distributors, pharmaceutical partners or physicians that utilize our diagnostic testing services. By disrupting communications and travel and increasing the difficulty of obtaining and retaining highly skilled and qualified personnel, these events could make it difficult or impossible for us to deliver products and solutions to our clients and pharmaceutical partners. Extended disruptions of electricity, other public utilities or network services at our facilities, as well as system failures at, or security breaches in, our facilities or systems, could also adversely affect our ability to serve our clients and pharmaceutical partners. We might be unable to protect our people, facilities and systems against all such occurrences. We generally do not have insurance for losses and interruptions caused by terrorist attacks, conflicts and wars. If these disruptions prevent us from effectively serving our clients and pharmaceutical partners, our results of operations could be adversely affected.

We may face restrictions or delays in the receipt of patient samples to our laboratories for diagnostic testing.

Our business depends on our ability to quickly and reliably receive samples from physicians. Our CentoCard product is typically sent from locations worldwide to our laboratory in Rostock, Germany as well as our Cambridge, Massachusetts facility. Disruptions in delivery, whether due to factors beyond our control such as natural disasters, terrorist threats, political instability, governmental policies, failures by physicians to properly label or package the samples, failure by postage services, labor disruptions, bad weather or other factors could adversely affect the receipt by us of samples or specimen integrity and could impact our ability to process samples in a timely manner and to provide our services to our clients and pharmaceutical partners. In particular, there is a general trend in certain countries, for example in China and certain countries in South America, where policies have been introduced that restrict the processing of genetic or other testing outside the country in which the patient is located. This could disrupt the transportation of samples to our testing facilities in Germany and the United States from such countries, and could adversely impact our current business operations or prevent us from expanding into certain new regions.

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

The marketing, sale and use of our products and solutions could lead to the filing of product liability claims if someone were to allege that our products and solutions identified inaccurate or incomplete information regarding the diagnostic information of the rare disease indication analyzed, reported inaccurate or incomplete information concerning the available treatments for a certain type of rare disease or otherwise failed to perform as designed. For example, we have been subject to a claim from a client that our prenatal diagnostic test conducted at their request failed to identify a specific mutation present in a patient. See “Item 4. Information On The Company—B. Business Overview—Legal Proceedings” and “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.” We may also be subject to liability for errors in, a misunderstanding of, or inappropriate reliance upon, the information we provide in the ordinary course of our business activities. A product liability or professional liability claim could result in substantial damages and be costly and time-consuming for us to defend.

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

To a large extent, we also rely upon our pharmaceutical partners, our clients and, in some cases, third-party laboratories to collect the subject’s informed consent and comply with applicable local laws and international regulations. Although we maintain policies and procedures designed to monitor the collection of consents by both ourselves and such third parties, we or third parties may not obtain the required consents in a timely manner, or at all. In addition, consents that we have obtained or will obtain may not meet the existing or future standards required by relevant governmental authorities.

The collection of data and samples in many different countries results in complex legal questions regarding the adequacy of consent and the status of genetic material under a large number of different legal systems. In some jurisdictions, samples that contain a person’s DNA might irrevocably qualify as personal data, as in theory such samples can never be completely anonymized. Legitimate interests of the donor might cause a “revival” of his or her personal rights in the future and limit our rights of utilization. The subject’s consent obtained in any particular country could be withdrawn or challenged in the future, and those consents could prove invalid, unlawful, or otherwise inadequate for our purposes. Furthermore, we may face disputes with patients should their data be used in a manner which they did not expect or if the consent was recorded incorrectly or obtained fraudulently. Any findings against us, or our pharmaceutical partners, clients or distributors, could deny us access to or force us to stop using certain of our clinical data or samples, which would impede our genetic or other information solution development efforts. We could become involved in legal challenges, which could consume our management and financial resources.

If access to our highly specialized laboratory facilities, storage facilities or equipment is interrupted or damaged, our business could be negatively impacted.

Our diagnostic testing products and pharmaceutical solutions are rendered at our laboratory facilities. We currently run the majority of our core diagnostic testing at our laboratory in Rostock, Germany, and we also commenced operations at our laboratory in Cambridge, Massachusetts in August 2018. If one or more of our laboratories, and particularly our facility in Rostock, become inoperable or some or all of our key equipment ceases to function even for a short period of time, we may be unable to perform our genetic or other tests or develop solutions in a timely manner or at all, which may result in the loss of clients and pharmaceutical partners or harm to our reputation, and we may be unable to regain those clients and pharmaceutical partners or repair our reputation in the future. Our facilities and equipment could be harmed or rendered inoperable by natural or man-made disasters, including war, fire, earthquake, flood, power loss, communications or internet failure or interruption, or terrorism, which may render it difficult or impossible for us to operate our genetic rare disease information platform for some period of time.

In particular, the biomaterials that are stored in our biobank are located in our Rostock facility. Should the biomaterials that we store there be damaged or destroyed, we would lose part or all of our existing biomaterials and as a result we would not be able to retest this material for future research and development uses.

Furthermore, our facilities and the equipment we use to perform our research and development work could be unavailable or costly and time-consuming to repair or replace. It would be difficult, time-consuming, and expensive to rebuild any of our facilities or license or transfer our proprietary technology to a third party, particularly in light of the licensure and accreditation requirements and specific equipment needed for laboratories like ours. Even in the unlikely event we are able to find a third party with such qualifications to enable us to perform our genetic or other tests or develop our solutions, we may be unable to negotiate commercially reasonable terms with such third parties. Any interruption of our laboratory operations could harm relationships with our clients and pharmaceutical partners or regulatory authorities, which could adversely affect our ability to generate revenue or maintain compliance with regulatory standards.

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

We depend on information technology and telecommunications systems for significant elements of our operations, including our repository, our CentoMD database, our CentoPortal client-facing platform, our COVID-19 Test Portal, our laboratory information management system, our third-party datacenter solutions, our broadband connections and our client relationship management system. We have installed a number of enterprise software systems that affect a broad range of business processes and functional areas, including, for example, systems handling human resources, financial controls and reporting, contract management and other infrastructure operations. These information technology systems support a variety of functions, including laboratory operations, test validation, sample tracking, quality control, customer service support, billing and reimbursement, research and development activities, scientific and medical curation, and general administrative activities. In addition, our system is backed up by two offsite data centers that offer a disaster recovery system for our database in separate locations near Frankfurt. Any technical problems that may arise in connection with third-party data center hosting facilities could result in interruptions in our service.

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

The loss or transition of any member of our senior management team, or our inability to attract and retain new talent, could adversely affect our business.

Our success depends on the skills, experience, and performance of key members of our senior management team. The individual and collective efforts of these employees will be important as we continue to develop our rare disease genetic information platform and additional products and solutions, and as we expand our commercial activities. The loss or incapacity of existing members of our senior management team could adversely affect our operations if we experience difficulties in hiring qualified successors.

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
•

regulatory and compliance risks that relate to maintaining accurate information and control over sales and distribution activities that may fall within the purview of the United States Foreign Corrupt Practices Act (the “FCPA”) or comparable foreign regulations, including its books and records provisions, or its anti-bribery provisions.

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

Implementation of partnership agreements with our pharmaceutical partners may result in material unanticipated problems, expenses, liabilities, competitive responses, loss of client relationships and diversion of management’s attention.

The negotiation of our existing partnership agreements, as well as any new partnership agreements that we enter into, take up significant management time and resources. Moreover, in part due to the complex nature of our partnership agreements, which typically provide for research and development collaboration as well as utilization of our patient screening processes, we may need to expend capital and dedicate manpower to meeting the requirements of our pharmaceutical partners. Any partnership agreements that we enter into in the future may contain restrictions on our ability to enter into potential collaborations with other third parties, or to otherwise provide products and solutions in connection with a particular rare disease indication. As a result of these and other factors, our partnership agreements may result in material unanticipated problems, expenses, liabilities, competitive responses, loss of client relationships and diversion of management’s attention.

Many of these factors will be outside of our control, and any one of them could result in increased costs, decreases in the amount of expected revenues and diversion of management’s time and energy, which could materially impact our business, financial condition and results of operations. As a result, we cannot assure you that our relationship with any pharmaceutical partner will result in the realization of the anticipated benefits.

If our products and solutions do not perform as expected, we may fail to achieve or maintain sales of our products and solutions.

Our success depends on the market’s confidence that we can provide accurate diagnostic testing products and reliable, high-quality rare disease information solutions. Our partnerships with our pharmaceutical partners and clients are typically designed to provide results in respect of a particular rare disease, and our preliminary assessments or knowledge about such disease may necessarily be limited by the amount of information currently available. As a result, the work we undertake on behalf of our pharmaceutical partners and clients may not yield the results that our pharmaceutical partners and clients expect or anticipate. We believe that our pharmaceutical partners and clients are likely to be particularly sensitive to solution and testing service defects and errors, including if our products or services fail to detect genomic or other alterations with high accuracy from clinical specimens or if we fail to accurately develop a biomarker.

Moreover, we may fail to maintain the accuracy and reproducibility we have demonstrated to date with our genetic or other testing services, particularly for clinical samples, as our test volume increases. The sequencing process yields that we achieve depend on the design and operation of our sequencing process, which uses a number of complex and sophisticated biochemical, informatics, optical, and mechanical processes, many of which are highly sensitive to external factors. An operational or technological failure in one of these complex processes or fluctuations in external variables may result in sequencing processing yields that are lower than we anticipate or that vary between sequencing runs. In addition, we are regularly evaluating and refining our sequencing process. These refinements may initially result in unanticipated issues that further reduce our sequencing process yields or increase the variability of our sequencing process yields. Errors, including if our products or solutions fail to detect genomic variants with high accuracy, or mistakes, including if we fail to or incompletely or incorrectly identify the significance of gene variants, could have a significant adverse impact on our business.

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

We also plan to expand our laboratory and technical operations as our business grows. In August 2018, we opened a new facility in Cambridge, Massachusetts, in the United States and recently expanded our clinical studies team to support our U.S. operations, and in April 2020, in connection with the COVID-19 pandemic, we acquired the laboratory facilities and equipment of a former cancer immunotherapy company and leased their former laboratory space in Hamburg, Germany. Furthermore, we opened a laboratory facility in Frankfurt and provide additional COVID-19 testing capacity through our custom-built CentoTruck, a mobile laboratory in a container designed to carry out COVID-19 analysis. These or other future expansion strategies and any future growth could create strain on our organizational, administrative and operational infrastructure, including laboratory operations, quality control, customer service and sales force management. We may not be able to maintain the quality or expected turnaround times of our testing services or satisfy client demand as our business grows. Our ability to manage our growth properly will require us to continue to improve our operational, financial, and managerial controls, as well as our reporting systems and procedures, and to obtain appropriate regulatory approvals and meet regulatory standards applicable for the operation of our business.

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

The development of new products and solutions involves risk, and development efforts may fail for many reasons, including the failure of any product or solution to perform as expected, a lack of validation or reference data, failure to demonstrate utility of a test or solution, or, in the case of solutions for which we are seeking or have received the Food and Drug Administration (“FDA”), European Commission and European Medicines Agency (“EMA”), German Federal Institute for Medicinal Products and Medical Devices (Bundesinstitut für Arzneimittel und Medizinprodukte), or comparable authorities’ or agencies’ approval, the inability to obtain such approval or the loss of such approval. In particular, our biomarker development and patent processes are subject to review by regulatory agencies and governing bodies. We cannot predict whether or when we will successfully complete development of each biomarker and if we will receive patent protection on any biomarkers that we develop.

As we develop new products and solutions, we will have to make significant investments in development, marketing, and selling resources. Any failure to develop or deliver adequate products or solutions to our clients and pharmaceutical partners on a timely basis or at all could significantly affect our business, financial condition, results of operations, and reputation.

We have limited experience in marketing and selling our products and solutions and we may fail to expand our direct sales and marketing force to adequately address our pharmaceutical partners’ and clients’ needs.

We have limited experience in marketing and selling our products and solutions to pharmaceutical partners, and currently rely on a small sales force to sell our products and solutions. We may not be able to market, sell, or distribute our existing products and solutions or other services we may develop effectively enough to support our planned growth.

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
•

the agreement by commercial third-party payors and government payors to reimburse any treatments provided by our pharmaceutical partners, the scope and amount of which will affect a partners’ willingness or ability to pay for our solutions and will influence physicians’ decisions to recommend our solutions.

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

Our business relies on commercial activities in the rare disease genetic or other testing and diagnosis field. In recent years, there have been numerous advances in methods used to analyze very large amounts of genomic information and the role of genetics and gene variants in rare diseases and treatments, including through the development of biomarkers. Our industry has and will continue to be characterized by rapid technological change, increasingly larger amounts of data, frequent new testing service introductions and evolving industry standards. Our future success will also depend on our ability to keep pace with the evolving needs of our clients and pharmaceutical partners on a timely and cost-effective basis and to pursue new market opportunities that develop as a result of technological and scientific advances. Our current products and solutions could become obsolete unless we continually update our offerings to reflect new scientific knowledge about genes and genetic variations and their role in rare diseases and treatments. If we fail to anticipate or respond adequately to technological developments, demand for our products and solutions will not grow and may decline, and our business, revenue, financial condition and operating results could suffer materially.

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

As our sales volume grows, we will need to continue to increase our infrastructure for sample intake, customer service, billing and general process improvements, expand our internal quality assurance program, and extend our platform to support comprehensive genomic and other analyses at a larger scale within expected turnaround times. We will need additional certified laboratory scientists and other scientific and technical personnel to process higher volumes of our products and solutions. Portions of our process cannot be fully automated and will require additional personnel to scale. We will also need to purchase additional equipment, some of which can take a long time to procure, set up, and validate, and increase our software and computing capacity to meet increased demand.

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

If we are not able to obtain favorable pricing for our products and solutions to enable us to meet our profitability expectations, our revenues and profitability could materially suffer. The rates we are able to charge for our products and solutions are affected by a number of factors, including:

•	general economic and political conditions in the countries in which we operate;
•	the competitive environment in our industry, as described below;
•	our clients’ and pharmaceutical partners’ cost sensitivities;
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

Ethical, legal and social concerns related to the use of genomic or other diagnostic information could reduce demand for our rare disease knowledge and interpretation-based products and solutions.

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

We have limited resources to be expended on research and development programs. Our resource allocation decisions may lead us to focus on research and development programs that are not commercially viable, and as a result we may be unable to recover the costs incurred under these efforts.

Because we have limited financial and managerial resources, we focus on research and development programs that we identify for rare diseases in collaboration with our pharmaceutical partners, or based on our assessment of the market needs. As a result, we may forego or delay pursuit of opportunities with other orphan drug candidates or for other indications that later prove to have greater commercial potential. Our resource allocation decisions may cause us to fail to capitalize on viable commercial drugs or profitable market opportunities. Our spending on current and future research and development programs for specific diseases may not yield any relevant results that are helpful to our existing programs or assist in the creation of any commercially viable drugs. If we do not accurately evaluate the commercial potential or target market for a particular drug candidate, we may relinquish valuable rights to that drug candidate through collaboration, licensing or other royalty arrangements.

If we fail to compete successfully with our competitors, including new entrants in the market, we may be unable to increase or sustain our revenue or achieve and sustain profitability.

While personalized genomic diagnostics is a relatively new area of science, we face competition from companies that offer tests or have conducted research to profile genes and gene expression in various rare diseases. Our principal competition comes from diagnostic companies that offer diagnostic tests that capture genetic, phenotypic and epidemiological data, as well as laboratories and academic research centers. Many hospitals and academic medical centers may also seek to perform the type of genetic or other testing and knowledge and interpretation-based solutions we offer at their own facilities or using their own research capabilities.

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

Because our genetic or other testing and knowledge and interpretation-based solutions and products, in particular our CentoMD database, have limited patent protection, new and existing companies worldwide could seek to develop genetic or other tests or similar products and solutions that compete with ours. These competitors could have technological, financial, and market access advantages that are not currently available to us and they could develop and commercialize competing products and solutions faster than we are able to do so. Increased competition, including price competition, could have a material adverse impact on our net revenues and profitability.

If our pharmaceutical partners experience any of a number of possible unforeseen events in connection with their clinical trials, our ability to commercialize future solutions or improvements to existing solutions could be delayed or prevented.

Our pharmaceutical partners may experience numerous unforeseen events during, or as a result of, clinical trials that could delay or prevent their ability to continue or conduct further clinical trials or obtain regulatory approval of or commercialize future orphan drugs. Unforeseen events that could delay or prevent our pharmaceutical partners’ ability to conduct or support clinical trials, obtain regulatory approval of or commercialize future orphan drugs include:

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

•

clinical trials of our pharmaceutical partners for which we are developing companion diagnostic tests may suggest or demonstrate that our partners’ treatments are not as efficacious and/or as safe as other similar treatments or that our companion diagnostic test is not essential to determine which patients would benefit from these treatments;

●	mergers and acquisitions could have an impact on the priorities of our pharmaceutical partners; and
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

We are exposed to the risk of fraud or other misconduct by our employees, principal investigators, consultants, and commercial partners, including our distributors in our diagnostics business and pharmaceutical partners in our pharmaceutical business. Misconduct by these parties could include intentional failures to comply with the regulations of applicable regulatory authorities (including the FDA and the European Commission and EMA), comply with healthcare fraud and abuse laws and regulations, report financial information or data accurately, or disclose unauthorized activities to us. In particular, sales, marketing, and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, bribery, kickbacks, self-dealing, and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, client incentive programs, and other business arrangements. Such misconduct could also involve the improper use of information obtained in the course of clinical studies, which could result in regulatory sanctions and cause serious harm to our reputation. We currently have an insider trading policy as well as a code of conduct applicable to all of our employees and conduct a background check before entering into any new contracts with third party distributors, but it is not always possible to identify and deter employee or third party misconduct, and our insider trading policy and code of conduct, due diligence and the other precautions we take to detect and prevent such misconduct may not be effective in controlling unknown or unmanaged risks or losses, or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could result in the imposition of significant fines or other sanctions, which could have a significant impact on our business. Whether or not we are successful in defending against such actions or investigations, we could incur substantial costs, including legal fees, and divert the attention of management in defending ourselves against any of these actions or investigations.

We may lose the support of key thought leaders and fail to establish our products and solutions as a standard of care for patients with rare diseases, which may limit our revenue growth and ability to achieve future profitability.

We have established relationships with leading rare disease thought leaders at premier institutions and rare disease networks. If we suffer harm to our reputation, whether due to actions outside of our control or otherwise, our relationships with these persons may suffer which could adversely impact our business, including our key pharmaceutical partnerships and diagnostic client relationships. Moreover, if these key thought leaders determine that our platform (including CentoMD), our existing products or solutions or other new products or solutions that we develop are not useful to our partners’ development of treatments for rare diseases, that alternative technologies are more effective, or if they elect to use internally developed products or solutions, we could encounter significant difficulty validating our testing platform, driving adoption, or establishing our genetic knowledge and interpretation-based solutions and tests as a standard of care, which would limit our revenue growth and our ability to achieve profitability.

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

The secure processing, storage, maintenance, and transmission of this critical information is vital to our operations and business strategy. Our information technology and infrastructure, and that of our third-party disaster recovery back-up providers, may be vulnerable to attacks by hackers or malicious software or breached due to personnel error, unauthorized access, malfeasance, or other disruptions. Any such breach or interruption could compromise the security or integrity of our networks, and the information stored there could be accessed by unauthorized parties, publicly or incorrectly disclosed, corrupted, lost, or stolen. Any such access, disclosure, corruption, other loss, or theft of information could result in governmental investigations, class action legal claims or proceedings, liability under laws that protect the privacy of personal information, such as but not limited to the Health Insurance Portability and Accountability Act (“HIPAA”), the General Data Protection Regulation (EU 2016/679) (“GDPR”) and regulatory penalties. Although we have implemented security measures and a formal, dedicated enterprise security program to prevent unauthorized access to patient data, applications such as our online client-facing portals are currently accessible through public web portals and may, in the future, be accessible through dedicated mobile applications, and there is no guarantee we can absolutely protect our online portals or our mobile applications from breach. Unauthorized access to, or loss or dissemination of, the data embedded in or transferred via these applications could also disrupt our operations, including our ability to conduct our analyses, provide test results, bill our pharmaceutical or other partners, provide client assistance solutions, conduct research and development activities, collect, process, and prepare company financial information, provide information about our products and solutions and other pharmaceutical partner and physician education and outreach efforts through our website, manage the administrative aspects of our business, and damage our reputation, any of which could adversely affect our business.

We are a “covered entity” as defined under HIPAA, and the United States Office of Civil Rights may impose penalties on a covered entity for a failure to comply with a requirement of HIPAA. Penalties will vary significantly depending on factors such as the date of the violation, whether the covered entity knew or should have known of the failure to comply, or whether the covered entity’s failure to comply was due to willful neglect. A person who knowingly obtains or discloses individually identifiable health information in violation of HIPAA may face a criminal penalty of up to $50,000 and imprisonment up to one year. The criminal penalties increase to $100,000 and up to five years’ imprisonment if the wrongful conduct involves false pretenses, and to $250,000 and up to 10 years’ imprisonment if the wrongful conduct involves the intent to sell, transfer, or use identifiable health information for commercial advantage, personal gain, or malicious harm. The United States Department of Justice (the “DOJ”) is responsible for criminal prosecutions under HIPAA. Furthermore, in the event of a breach as defined by HIPAA, the covered entity has specific reporting requirements under HIPAA regulations. In the event of a significant breach, the reporting requirements could include notification to the general public.

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

We are in some countries, and could become elsewhere, subject to strict restrictions on the movement of cash and the exchange of foreign currencies, which limits our ability to use this cash across our global operations. We also face risks related to the collection of payments due to us from our major pharmaceutical partners or clients that are located in certain geographical regions with foreign currency or international monetary controls. This risk could increase as we continue our geographic expansion. In particular, for the years ended December 31, 2019 and 2020 we derived 28.9% and 9.8%, respectively, of our total revenues from our Middle East region. Certain Middle East economies have adopted or been subject to international restrictions on the ability to transfer funds out of the country and convert local currencies into euros. This may increase our costs and limit our ability to convert local currency into euros and transfer funds out of certain countries. Any shortages or restrictions may impede our ability to convert these currencies into euros and to transfer funds, including for the payment of dividends or interest or principal on our outstanding debt.

We may acquire assets or other businesses that could negatively affect our operating results, dilute our shareholders’ ownership or increase our debt.

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

The United Kingdom withdrew from the European Union (“Brexit”) and ratified an agreement on the future trading relationship between the parties (the “UK-EU Trade and Cooperation Agreement” or “TCA”). The TCA is subject to formal approval by the European Parliament and the Council of the European Union before it comes into effect and has been applied provisionally since January 1, 2021. Because the agreement merely sets forth a framework in many respects and will require complex additional bilateral negotiations between the United Kingdom and the European Union as both parties continue to work on the rules for implementation, significant uncertainty remains about how the precise terms of the relationship between the parties will differ from the terms before withdrawal. The Medicines and Healthcare products Regulatory Agency (“MHRA”) was appointed as the United Kingdom’s standalone medicines and medical devices regulator (responsible for designating Review Bodies), effective January 1, 2021, and new legislation has been introduced in the United Kingdom, the provisions of which remain to be clarified. Further MHRA guidance is anticipated in the coming months.

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

Similarly, in the European Union, the European Commission grants orphan drug designation after receiving the opinion of the EMA’s Committee for Orphan Medicinal Products on an orphan drug designation application. Orphan drug designation is intended to promote the development of drugs that are intended for the diagnosis, prevention or treatment of life-threatening or chronically debilitating conditions affecting not more than five in 10,000 persons in the European Union and for which no satisfactory method of diagnosis, prevention, or treatment has been authorized (or the product would be a significant benefit to those affected). In addition, designation is granted for drugs intended for the diagnosis, prevention, or treatment of a life-threatening, seriously debilitating or serious and chronic condition and when, without incentives, it is unlikely that sales of the drug in the European Union would be sufficient to justify the necessary investment in developing the drug. In the European Union, orphan drug designation entitles a party to financial incentives, such as reduction of fees or fee waivers, and a ten-year market exclusivity once the drug is on the market.

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

Our laboratory in the United States is subject to the Clinical Laboratory Improvement Amendments of 1998 (“CLIA”), a United States federal law that regulates all clinical diagnostic laboratories that perform testing on specimens derived from humans for the purpose of providing information for the diagnosis, prevention, or treatment of disease. CLIA regulations mandate specific standards in the areas of personnel qualifications, administration, participation in proficiency testing, patient test management, quality control, quality assurance, and inspections. Our laboratory facilities located in Rostock, Germany and Cambridge, Massachusetts, United States each have a current certificate of accreditation under CLIA to conduct all genetic and biochemical analyses offered through our accreditation by the College of American Pathologists (“CAP”). To renew the CLIA certificates, we are subject to survey and inspection every two years. Moreover, CLIA inspectors may make unannounced inspections of our clinical laboratories at any time.

Any sanction imposed under CLIA, its implementing regulations, or state or foreign laws or regulations governing licensure, or our failure to renew a CLIA certificate, a state or foreign license, or accreditation, could have a material adverse effect on our business. Most CLIA deficiencies are not classified as “condition-level” deficiencies, and there are no adverse effects upon the laboratory operations as long as the deficiencies are corrected. Remediation of these deficiencies are routine matters, with corrections occurring within several hours or weeks. More serious CLIA deficiencies could rise to the level of “condition-level” deficiencies, and CMS has the authority to impose a wide range of sanctions, including revocation of the CLIA certification along with a bar on the ownership or operation of a CLIA certified laboratory by any owners or operators of the deficient laboratory. There is an administrative hearing procedure that can be pursued by the laboratory in the event of imposition of such sanctions, during which the sanctions are stayed, but the process can take a number of years to complete. If we were to lose our CLIA certification or CAP accreditation, we would not be able to operate our clinical laboratories and perform our genetic or other tests, which would result in material harm to our business and results of operations.

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

For samples tested in the U.S., we are also subject to HIPAA, under which the Department of Health and Human Services established comprehensive federal standards with respect to the privacy and security of protected health information and requirements for the use of certain standardized electronic transactions; certain of our services, including our online client-facing portals for reporting and research, are subject to these standards and requirements. Amendments to HIPAA under the Health Information Technology for Economic and Clinical Health Act (the “HITECH Act”), and related regulatory amendments, which strengthen and expand HIPAA privacy and security standards, increase penalties for violators, extend enforcement authority to state attorneys general, and impose requirements for breach notification.

We furnish to pharmaceutical partners genomic information that has been de-identified in accordance with HIPAA or anonymized in accordance with GDPR and relevant international health information privacy regulations. The laws of certain states and countries may require specific consent from the individual either to retain or utilize certain genetic or other information for research or other purposes even if such information has been de-identified, or may require that we obtain a waiver of such consent from an ethical or privacy review board. Even where we furnish to pharmaceutical partners and academic researchers genomic information that has been de-identified or anonymized in accordance with applicable laws and regulations, pharmaceutical partners or academic researchers may use technology or other methods to link that de-identified or anonymized genomic information to the patient from whom it was obtained in contravention of one or more applicable laws and regulations. Similarly, as we expand our decision support applications and offerings, we may encounter greater regulatory risk, such as compliance with HIPAA, GDPR and other regulations governing the use of protected health information and the promotion of FDA approved drugs. A finding that we have failed to comply with any such laws and any remedial activities required to ensure compliance with such laws could cause us to incur substantial costs, to be subject to unfavorable publicity or public opinion, to change our business practices, or to limit the retention or use of genetic or other information in a manner that, individually or collectively, could be adverse to our business.

In the European Union, various regulations apply to genetic or other testing and the use of genomic information. In Germany, the Genetic Diagnosis Act (Gendiagnostikgesetz) (the “GenDG”) and guidelines and written opinions on novel genetic screenings developed by the Commission on Genetic Testing, an interdisciplinary independent commission established in 2009 in accordance with the GenDG, apply to such testing. The GenDG prohibits us from communicating results of genetic or other tests directly to a patient located within Germany. Instead, the results may only be provided to a physician who is a qualified genetic counsellor under applicable rules.

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

On May 25, 2018, Regulation (EU) 2016/679 of the European Parliament and of the Council of April 27, 2016 on the protection of natural persons with regard to the processing of personal data and on the free movement of such data (the “GDPR”) went into effect. The GDPR imposes a broad range of strict requirements on companies subject to the GDPR, such as us, including requirements relating to having legal bases for processing personal data relating to identifiable individuals and transferring such information outside the European Economic Area (the “EEA”), including to the United States, providing details to those individuals regarding the processing of their personal data, keeping personal data secure, having data processing agreements with third parties who process personal data as processor, responding to individuals’ requests to exercise their rights in respect of their personal data, reporting security breaches involving personal data to the competent national data protection authority and affected individuals, appointing data protection officers, conducting data protection impact assessments, and record-keeping. The GDPR increases substantially the penalties to which we could be subject in the event of any non-compliance, including fines of up to the higher of 10,000,000 Euros and 2% of our total worldwide annual turnover for the preceding financial year for certain comparatively minor offenses, or up to the higher of 20,000,000 Euros and 4% of our total worldwide annual turnover for the preceding financial year for more serious offenses. Given the new law, we face uncertainty as to the exact interpretation of the new requirements and we may be unsuccessful in implementing all measures required by data protection authorities or courts in interpretation of the new law.

In particular, national laws of member states of the European Union are still in the process of being adapted to the requirements under the GDPR, thereby implementing national laws which may partially deviate from the GDPR and impose different obligations from country to country, so that we do not expect to operate in a uniform legal landscape in the European Union. Also, in the field of handling genetic and health data, the GDPR specifically allows national laws to impose additional and more specific requirements or restrictions, and European laws have historically differed quite substantially in this field, leading to additional uncertainty. Following Brexit, we are also required to comply with GDPR as implemented in the United Kingdom, including through the Data Protection Act 2018. The relationship between the United Kingdom and the European Union in relation to certain aspects of data protection law remains unclear, including the treatment of data transfers between European Union member states and the United Kingdom. These changes may lead to additional compliance costs and could increase our overall risk.

We must also ensure that we maintain adequate safeguards to enable the transfer of personal data outside of the EEA, in particular to the United States, in compliance with European data protection laws. In this regard, the July 2020 ruling by the Court of Justice of the EU (the “CJEU”) in the case referred to as Schrems II is significant. The CJEU held that businesses can use European Commission endorsed standard contractual clauses (“SCCs”), which are widely relied on, for data transfers to jurisdictions outside of the EEA. However, it emphasized the need for due diligence by businesses if they wish to use SCCs, and called into question whether businesses can use SCCs to facilitate data transfers to certain jurisdictions with invasive surveillance regimes in a way which complies with the GDPR. The CJEU also invalidated the EU-US Privacy Shield for transferring personal data from the EEA to the US. The European Commission is expected to adopt a new set of SCCs in 2021, which may require businesses to transition existing agreements that rely on the current SCCs to the new SCCs. Such a transition exercise is likely to prove both costly and time consuming. We expect that we will continue to face uncertainty as to whether our efforts to comply with our obligations under European privacy laws will be sufficient. If we are investigated by a European data protection authority, we may face fines and other penalties. Any such investigation or charges by European data protection authorities could have a negative effect on our existing business and on our ability to attract and retain new clients or pharmaceutical partners. We may also experience hesitancy, reluctance, or refusal by European or multinational clients or pharmaceutical partners to continue to use our products and solutions due to the potential risk exposure as a result of the current (and, in particular, future) data protection obligations imposed on them by certain data protection authorities in interpretation of current law, including the GDPR. Such clients or pharmaceutical partners may also view any alternative approaches to compliance as being too costly, too burdensome, too legally uncertain, or otherwise objectionable and therefore decide not to do business with us. Any of the foregoing could materially harm our business, prospects, financial condition and results of operations.

We could be adversely affected by violations of worldwide anti-bribery laws, including the U.S. Foreign Corrupt Practices Act.

We are subject to a variety of anti-bribery and anti-corruption laws in the jurisdictions in which we operate. In particular, we are subject to Germany’s Anti-Bribery Act of 2015 (Gesetz zur Bekämpfung der Korruption im Gesundheitswesen), which implements EU anti-corruption laws and the European legislation and the Criminal Law Convention on Corruption of the Council of Europe into German law, and the FCPA, which prohibits companies and their intermediaries from making payments in violation of law to non-United States government officials for the purpose of obtaining or retaining business or securing any other improper advantage. We are also subject to similar anti-bribery laws in the jurisdictions in which we operate, including the United Kingdom’s Bribery Act of 2010, which prohibits commercial bribery and makes it a crime for companies to fail to prevent bribery.

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

These laws are complex and far-reaching in nature, and, as a result, we cannot assure you that we would not be required in the future to alter one or more of our practices to be in compliance with these laws, any changes in these laws, or the interpretation thereof. Non-compliance with these and other relevant laws could subject us to whistleblower complaints, investigations, sanctions, settlements, prosecution, other enforcement actions, disgorgement of profits, significant fines, damages, other civil and criminal penalties or injunctions, suspension and debarment from contracting with certain governments or other persons, the loss of export privileges, reputational harm, adverse media coverage, and other collateral consequences. If any subpoenas or investigations are launched, or governmental or other sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation, our business, results of operations, and financial condition could be materially harmed. In addition, responding to any action will likely result in a materially significant diversion of management’s attention and resources and significant defense costs and other professional fees. Enforcement actions and sanctions could further harm our business, results of operations, and financial condition.

Transactions involving Iran or other countries or parties that are targets of U.S. or other economic sanctions could expose us to certain risks and may lead some potential customers and investors to avoid doing business with us or investing in our securities.

U.S. law generally prohibits U.S. persons, and in some cases non-U.S. entities owned or controlled by U.S. persons, from doing business with countries, territories, individuals and entities that are the target of sanctions administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control, including Iran. Other countries also maintain certain economic sanctions targeting certain counties, territories and parties. The United States has also implemented certain sanctions targeting non-U.S. persons for activities conducted outside the United States “secondary sanctions” that involve specific sanctions targets or certain activities, including, among other things, certain transactions related to Iran. Further, certain countries maintain and enforce export controls regulating trade in items that originate in, incorporate content from, or are produced on the basis of technology developed in such country “export controls.”

Centogene GmbH, which is not a U.S. person and is not owned or controlled by U.S. persons, has contracts with several laboratories and one distributor in Iran through which it provides diagnostic tests to patients in Iran, primarily non-invasive prenatal testing (“NIPT”) for pregnant women. To our knowledge, neither we nor our distributor have entered into any arrangements with or sold any products to persons included on the Specially Designated Nationals and Blocked Persons List maintained by the U.S. Department of the Treasury’s Office of Foreign Asset Control. During the years ended December 31, 2018, 2019 and 2020, revenues from Iran amounted to €2,950 thousand, €1,277 thousand and €13 thousand, respectively. Our assets receivable from or attributable to our contacts in Iran as of December 31, 2018, 2019 and 2020 amounted to €1,351 thousand, € 1,471 thousand and €1,430 thousand, respectively. We had no liabilities due from or attributable to our contacts in Iran for these periods. Centogene believes that its business with Iranian parties is conducted in compliance with all applicable sanctions and export controls and that such activities, which involve providing genetic or other testing services to patients, are not sanctionable under U.S. secondary sanctions targeting Iran. However, U.S. sanctions are subject to change and if we were then determined to have engaged in activities targeted by certain

U.S. sanctions, we could be exposed to the possible imposition of sanctions on us. We may also face reputational damage due to our sales to Iran. The above circumstances could have an adverse effect on our business or results of operations.

We may fail to adhere to regulations of promotional claims and activities regarding our products and solutions.

Once a patient has been identified and diagnosed through our diagnostics testing, we provide each patient’s physician with a diagnostic report. If a positive diagnosis is confirmed, we provide the physician with information on relevant treatment options, although the physician is responsible for ultimately making clinically relevant decisions for the treatment of his or her patient.

In the United States, the FDA and other regulatory agencies strictly regulate the promotional claims that may be made about prescription drugs and devices. In particular, a device may not be promoted for uses or indications beyond those contained in the device’s approved labeling, or “off-label” uses. Similar laws and regulations exist in other jurisdictions where we promote our products. If the FDA determines that we have promoted our products for off-label use, it could request that we modify those promotional materials or take regulatory or enforcement actions, including the issuance of an untitled letter, warning letter, injunction, seizure, civil fine and criminal penalties. It is also possible that other federal, state or foreign enforcement authorities may take action if they consider our promotional or training materials to constitute promotion of an unapproved use. If not successfully defended, enforcement actions related to off-label promotion could result in significant fines or penalties. The U.S. government has levied large civil and criminal fines against companies for alleged improper promotion and has entered into corporate integrity agreements and deferred prosecution agreements with companies that engaged in off-label promotion. The FDA has also requested that such companies enter into consent decrees and has taken other enforcement action. If the DOJ or FDA determines that we have engaged in off-label promotion in our test reports, we may be subject to civil or criminal fines. Although our policy is to refrain from statements that could be considered off-label promotion of third parties, the regulatory standards regarding off-label promotion are ambiguous, and the FDA or another regulatory agency could conclude that we have engaged in off-label promotion.

In addition to promoting our devices in a manner consistent with their approved indications, we must have adequate substantiation for the claims we make for our products or solutions. If any of our claims are determined to be false, misleading or deceptive, our products or solutions could be considered to be misbranded under the Federal Food, Drug, and Cosmetic Act (the “FDC Act”) or to violate the Federal Trade Commission Act. We could also face lawsuits from our competitors under the Lanham Act, alleging that our marketing materials are false or misleading. Such lawsuits, whether with or without merit, are typically time-consuming, costly to defend, and could harm our reputation.

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

In addition, incentives exist under applicable laws that encourage competitors, employees, and physicians to report violations of law governing promotional activities for pharmaceutical products and solutions. These incentives could lead to so-called whistleblower lawsuits as part of which such persons seek to collect a portion of monies allegedly overbilled to government agencies due to, for example, promotion of pharmaceutical products and solutions beyond labeled claims. These incentives could also lead to lawsuits that claim we have mischaracterized a competitor’s service in the marketplace and, as a result, we could be sued for alleged damages to our competitors. Such lawsuits, whether with or without merit, are typically time-consuming and costly to defend. Such lawsuits may also result in related shareholder lawsuits, which may also be costly to defend.

Changes in the way that the FDA and the European Union regulate laboratory developed tests, manufactured, validated, and performed by laboratories like ours could result in additional expense in offering our current and any future products and solutions or even possibly delay or suspend development, manufacture, or commercialization of such products and solutions.

The FDA does not currently regulate most laboratory developed tests (“LDTs”). We believe that the tests we currently offer meet the definition of LDTs, as they have been designed, developed and validated for use in a single CLIA-certified laboratory. If our tests are qualified as LDTs, they are currently not subject to FDA regulation as medical devices. Since the early 1990s, the FDA has taken the position that, although LDTs are medical devices, it would exercise enforcement discretion by not requiring compliance with the FDC Act, or its regulations for LDTs. That remains the guidance of the FDA today. However, the FDA has taken certain actions in the past that, if renewed by the FDA, could result in a new regulatory approach for LDTs. In October 2014, the FDA published two draft guidance documents that, if finalized, would implement a regulatory approach for most LDTs. The draft guidance documents proposed to impose a risk-based, phased-in approach for LDTs similar to the existing framework for in vitro diagnostic devices. In January 2017, the FDA released a discussion paper synthesizing public comments on the 2014 draft guidance documents and outlining an updated possible approach to regulation of LDTs. Although the discussion paper has no legal status and does not represent a final version of the LDT draft guidance documents, it proposes a risk-based framework that would require most LDTs to comply with most of the FDA’s regulatory requirements for medical devices. In March 2017, a discussion draft of the Diagnostic Accuracy and Innovation Act (“DAIA”) was circulated, which, if enacted, would implement a regulatory scheme for all diagnostic tests, including both in vitro diagnostic devices and LDTs. Under DAIA, CMS would have jurisdiction over laboratory operations under an amended CLIA, and the FDA would regulate the design, development and validation of diagnostic tests under an amended FDC Act. We cannot predict whether this bill or any other any other legislative proposal will be enacted into law or the impact such new legal requirements would have on our business. We also cannot predict whether the FDA will take action to regulate LDTs or what approach the FDA will seek to take.

In addition, in November 2013, the FDA finalized guidance regarding the sale and use of products labeled for research or investigational use only. Among other things, the guidance states that the FDA continues to be concerned about distribution of research- or investigational-use only products intended for clinical diagnostic use. The guidance states that the FDA will assess whether a manufacturer of such research- or investigational-use only products intends that its products be used for clinical diagnostic purposes by examining the totality of circumstances, including advertising, instructions for clinical interpretation, presentations that describe clinical use, and specialized technical support such as assistance performing clinical validation, surrounding the distribution of the product in question. The FDA has advised that if evidence demonstrates that a product is inappropriately labeled for research- or investigational-use only, the device could be deemed misbranded and adulterated within the meaning of the FDC Act. If the FDA were to undertake enforcement actions, some of our suppliers may cease selling research-use only (“RUO”) products to us, and any failure to obtain an acceptable substitute could significantly and adversely affect our business, financial condition and results of operations.

In the European Union LDTs are similarly exempt from the regulations that govern medical devices and in-vitro diagnostics (“IVDs”) under certain conditions. The European Union and German legislation on in-vitro diagnostic medical devices (“IVD-MDD”) applies. According to the recitals of the Council Directive 98/79/EC on IVD-MDD, reagents which are produced within “health-institution laboratories” for use in that environment and which are not subject to commercial transactions are not covered by the Directive. However, the legal framework for applying the exemption clauses for LDTs is not entirely clear as the IVD-MDD lacks an explicit definition and there is no related case law. On May 26, 2022, when the new Regulation (EU) 2017/746 of the European Parliament and of the Council of 5 April 2017 on in-vitro diagnostic medical devices (“IVD-MDR”) becomes applicable, the general safety and performance requirements set out in Annex I of the IVD-MDR are applicable also to devices manufactured and used only within health institutions. Overall the exemptions for LDTs will be narrowed, as even in relation to LDTs, health institutions—among others—have to provide information upon request on the use of such devices to their competent authority and each health institution will have to draw up a declaration which it will make publicly available. If these conditions are not met and/or diagnostic tests are manufactured and used only within health institutions but “on an industrial scale”, such tests will qualify as IVDs with the full applicability of the IVD-MDR. If we were not able to qualify for an exemption, we would be subject to regulation in the European Union. We also cannot predict whether the EU will amend or implement new laws which may impact our current operations.

For tests that are subject to FDA or EU regulation, we may not be able to obtain timely approvals for our tests or for modifications to our tests, which could delay or prevent us from commercializing our tests and harm our business.

The diagnostic tests we currently offer might meet the definition of LDTs, as they have been designed, developed and validated for use in a single CLIA-certified laboratory. If our tests are LDTs, they are currently not subject to FDA or EU regulation as an in-vitro-diagnostic. In May 2022 when the new IVD Regulation 2017/746/EU comes into force in the European Union, a qualification of our diagnostic tests as IVD-MDs becomes more likely as the manufacture of diagnostic tests “on an industrial scale” will not qualify as LDTs. If the FDA or EU takes action to finalize and implement a regulatory system for LDTs, or if legislation is enacted that subjects LDTs to FDA regulation, we would need to comply with the FDA regulatory requirements for our LDTs. If the FDA takes action to regulate LDTs as devices, we believe that our LDTs would likely be regulated as Class II devices.

In the EU, genetic or other tests on humans and prenatal tests for genetically caused disorders are regulated as Class C devices under the IVD Regulation. If our LDTs are subject to the IVD Regulation, our tests that qualify as Class C devices will be subject to conformity assessments performed by a notified body.

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

Class II medical devices must obtain FDA clearance of a premarket notification, or 510(k), prior to marketing, unless the FDA has exempted the device from this requirement. Under the 510(k) process, we must demonstrate that our test is substantially equivalent in technological characteristics and intended use to a legally marketed predicate device. The FDA’s review and clearance of a 510(k) usually takes from four to twelve months, but it can take longer. Any modifications to an FDA-cleared device that could significantly affect its safety or effectiveness or that would constitute a major change in its intended use would require a new 510(k) clearance or, if the modified device is not substantially equivalent, possibly a de novo classification request or a premarket approval application (“PMA”).

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

After approval, devices subject to FDA or EMA regulation are required to comply with post-market requirements. Among the requirements, we and our suppliers must comply with the FDA’s Quality System Regulations (“QSRs”), which set forth requirements for the design and manufacture of devices, including the methods and documentation for the design, control testing, quality assurance, labeling, packaging, storage, and shipping of our devices. Our limited experience in complying with these requirements may lead to operational challenges as we increase the scale of our QSR-compliant operations in the United States and develop and refine our policies and procedures for evaluating and mitigating issues we encounter with our processes. Further, if there are any modifications made to the manufacturing of our PMA-approved marketed solutions, a PMA supplement may be required to be submitted to, and approved by, the FDA before the modified device may be marketed.

Other post-market requirements include the reporting of adverse events and malfunctions of which we become aware within the prescribed time frame to the FDA, post-approval studies, establishment registration and device listing, and restrictions on advertising and promotion. We may fail to meet these requirements, which could subject our business to further regulatory risks and costs.

The FDA enforces the post-market requirements of the FDC Act through announced and unannounced inspections. Failure to comply with applicable regulatory requirements could require us to expend time and resources to respond to the FDA’s observations and to implement corrective and preventive actions, as appropriate. If we cannot resolve such issues to the satisfaction of the FDA, we may be subject to enforcement actions, including untitled or warning letters, fines, injunctions, or civil or criminal penalties. In addition, we could be subject to a recall or seizure of current or future solutions, operating restrictions, a partial suspension, or a total shutdown of service. Any such enforcement action would have a material adverse effect on our business, financial condition, and results of operations.

In the future, we may fail to achieve coverage or adequate reimbursement for our products and solutions by commercial third-party payors or government payors.

As we expand our operations globally, and in particular to the United States, sales of our existing and any future products and solutions we develop, in particular our diagnostic testing services, in the future may depend upon the availability of adequate reimbursement from third-party payors. These third-party payors include government healthcare programs and/or statutory health insurance schemes in various markets, such as Medicare and Medicaid in the United States and statutory health funds in Germany (the “GKV”), managed care providers, accountable care organizations, private health insurers, and other organizations. We believe that obtaining a positive Medicare Local Coverage Determination, or National Coverage Determination and a favorable Medicare reimbursement rate, and obtaining the agreement of established commercial third-party payors to provide coverage and adequate payment, for each of our existing diagnostic testing services, and any future products and solutions we develop, will be an important element in achieving material commercial success in the United States. Physicians may not order our products and solutions unless commercial third-party payors and government payors authorize coverage and pay for all, or a substantial portion, of the rates established for our products and solutions.

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

Our success depends in large part on our ability to obtain and maintain patent and other intellectual property protection in the United States and other countries for our biomarkers and other products and solutions. Patent law relating to the scope of claims in the fields in which we operate is complex and uncertain, so we cannot make any assurances that we will be able to obtain or maintain patent or other intellectual property rights, or that the patent and other intellectual property rights we may obtain will be valuable, provide an effective barrier to competitors or otherwise provide competitive advantages. In particular, our Lyso-Gb3 biomarker, which we use to support the diagnosis of Fabry disease, is not protected by any patents or included in any pending patent applications, and its successful commercialization by one of our competitors or by other third parties, which, in all probability, we would not be able to prevent, could materially harm our business or results of operations. Moreover, patent applications that we have made in the past have been subject to comment and revision by the relevant patent offices, which have resulted in our withdrawal of certain patent applications. If we are unable to obtain or maintain patent or other intellectual property protection with respect to our proprietary products and solutions, our business, financial condition, results of operations, and prospects could be materially harmed.

The scope of patent protection is uncertain. Changes in either the patent laws or their interpretation in the United States and other countries may diminish our ability to protect our inventions, obtain, maintain, and enforce our intellectual property rights and, more generally, could affect the value of our intellectual property or narrow the scope of our patents. We cannot predict whether the patent applications we are currently pursuing will issue as patents in any particular jurisdiction or whether the claims of any issued patents will provide sufficient protection from competitors.

The patent prosecution process is expensive, time-consuming, and complex, and we may not be able to file, prosecute, maintain, enforce, or license all necessary or desirable patent applications at a reasonable cost or in a timely manner. It is also possible that we will fail to identify patentable aspects of our research and development output in time to obtain patent protection. Parties who have access to confidential or patentable aspects of our research and development output, such as our management and employees, advisors, and other third parties, and who are party to non-disclosure and confidentiality agreements with us, may breach such agreements and disclose such output before a patent application is filed, thereby jeopardizing our ability to seek patent protection. In addition, publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases not at all. Therefore, we cannot be certain that we were the first to make the inventions claimed in our patents or pending patent applications, or that we were the first to file for patent protection of such inventions.

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

Moreover, the coverage claimed in a patent application can be significantly reduced before the patent is issued, and its scope can be reinterpreted after issuance. Even if patent applications issue as patents, they may not issue in a form that will provide us with any meaningful protection, prevent competitors or other third parties from competing with us, or otherwise provide us with any competitive advantage. Any patents that we hold may be challenged, narrowed, circumvented, or invalidated by third parties. In particular, for more information regarding U.S. patent law decisions that negatively impact the patentability of biomarkers, diagnostic products and diagnostic methods, and the validity of granted U.S. patents covering such subject matter, see “—Developments in patent law could have a negative impact on our business” below. Consequently, we do not know whether any of our biomarkers or other products and solutions will be protectable or remain protected by valid and enforceable patents. Our competitors or other third parties may be able to circumvent our patents by developing similar or alternative products and solutions in a non-infringing manner. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations, and prospects.

If we are unable to protect the confidentiality of our trade secrets, know-how, and other confidential and proprietary information, our business and competitive position would be harmed.

In addition to seeking patent protection for our products and solutions, we also rely upon trade secret protection and non-disclosure agreements and invention assignment agreements with our management and employees, consultants and other third parties to protect our unpatented know-how, technology, and other confidential or proprietary information. For example, significant elements of our proprietary platform and some of our tests, including aspects of sample preparation, computational-biological algorithms, and related processes and software, are based on unpatented trade secrets and know-how that to our knowledge are not publicly disclosed. In addition to contractual measures, we try to protect the confidential nature of our proprietary information using physical and technological security measures. Such measures may not provide adequate protection for our proprietary information; for example, in the case of misappropriation of intellectual rights by a member of management, an employee, consultant, or other third party with authorized access.

Trade secrets and know-how can be difficult to protect. We cannot guarantee that we have entered into applicable non-disclosure agreements and invention assignment agreements with our management and employees, consultants and other third parties who have had access to our trade secrets or other proprietary information. Our security and contractual measures may not prevent a member of management, an employee, consultant, or other third party from misappropriating our trade secrets and providing them to a competitor, other third parties or to the public, and any recourse we take against such misconduct, including litigation, may not provide an adequate remedy to protect our interests fully. Enforcing a claim that a party illegally disclosed or misappropriated intellectual property can be difficult, expensive, and time-consuming, and the outcome is unpredictable. Due to variation in the degree of protection afforded to intellectual property of this nature under the laws and regulations applicable to different international markets where our services are sold, our ability to pursue and obtain an adequate remedy may depend significantly on the jurisdiction in which the misconduct takes place and our ability to enforce a favorable judgment against the offending party in a jurisdiction in which such party has substantial assets. In addition, trade secrets may be independently developed by others in a manner that could prevent legal recourse by us. If any of our confidential or proprietary information, such as our trade secrets, were to be disclosed or misappropriated, or if any such information were independently developed by a competitor, our competitive position could be harmed.

Patents covering our products or solutions could be found invalid or unenforceable if challenged

The issuance of a patent is not conclusive as to its inventorship, scope, validity, or enforceability, and our patents may be challenged in the courts or patent offices in the United States and abroad. Others have filed, and in the future are likely to file, patent applications or related intellectual property rights that are similar or identical to ours. To determine the priority of inventions, demonstrate that we did not derive our invention from another individual or entity, or defend third-party challenges or reservations of the granting authorities to the validity or enforceability of our patent rights, we may have to participate in opposition, derivation, revocation, reexamination, post-grant and inter partes review, or interference proceedings at the U.S. Patent and Trademark Office (the “USPTO”) or similar offices or respective courts in Europe or other jurisdictions. For example, we are aware of an opposition proceeding filed in the European Patent Office (“EPO”) by Sanofi against EP Patent No. 2 718 725 B1 (the “725 Patent”), a European patent that we own relating to our biomarker for Gaucher disease. The EPO opposition proceeding challenges the patentability of the ‘725 Patent in its entirety. The EPO rejected the opposition in the first instance in the hearing held on February 4, 2020. Sanofi filed an appeal against the opposition decision to the Board of Appeal at the EPO and the ‘725 Patent may still be revoked or maintained in amended form, in whole or in part, if the Board of Appeal does not uphold the opposition decision. Revoking the ‘725 Patent may limit our ability to stop others from using or commercializing similar or identical products and solutions to ours, or limit the duration of the patent protection of our products and solutions. See “Item 4. Information On The Company—B. Business Overview—Legal Proceedings” and “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.” Sanofi or other third parties may file future oppositions or other challenges, in Europe or other jurisdictions, against other patents that we own and may also challenge or attack the validity of the national parts of the ‘725 Patent before national patent courts in parallel or after the proceedings before the EPO. An adverse determination in any such proceeding or litigation could reduce the scope of, or invalidate, our patent rights, allow third parties to commercialize our products or solutions and compete directly with us, without payment to us.

Moreover, we may have to participate in interference proceedings declared by the USPTO to determine priority of invention or in post-grant challenge proceedings, such as oppositions in a foreign patent office or nullity or entitlement proceedings, that challenge priority of invention or other features of patentability. Such challenges may result in loss of patent rights, loss of exclusivity, or in patents being cancelled, narrowed, amended, invalidated, revoked or held unenforceable, in whole or in part, which could limit our ability to stop others from using or commercializing similar or identical products and solutions, or limit the duration of the patent protection of our products and solutions. Such proceedings could also result in substantial costs in legal fees and require significant time from our management and employees, even if the eventual outcome is favorable to us. In the event of entitlement proceedings, purported co-inventors may bring claims for ownership, co-ownership, compensation and/or damages. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common shares. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations, and prospects.

In addition, if we initiate legal proceedings against a third party to enforce a patent covering our products or solutions, the defendant could counterclaim that such patent is invalid or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness, or non-enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO, or made a misleading statement, during prosecution. In other jurisdictions, defendants have and/or may have comparable grounds for defending against such claims, especially with regard to claims that a patent is invalid. The outcome following legal assertions of invalidity and unenforceability is unpredictable. With respect to the validity question, for example, we cannot be certain that there is no invalidating prior art of which we and the patent examiner were unaware during prosecution or that a court or office dealing with the invalidity will judge prior art known to us to be detrimental to novelty in a manner deviating from our opinion and/or the opinion of the granting authority, or will consider the invention to be obvious and thus not protectable on the basis of such prior art. Such challenges could result in the revocation of, cancellation of, or amendment to our patents in such a way that they no longer sufficiently cover our products and solutions. If a third party were to prevail on a legal assertion of invalidity or unenforceability, we would lose at least part, and perhaps all, of the patent protection on our products or solutions. Such a loss of patent protection would materially harm our business, prospects, financial condition and results of operations.

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

Even if we believe that third-party intellectual property claims are without merit, there is no assurance that a court would find in our favor on questions of infringement, validity, enforceability, or priority. A court of competent jurisdiction could hold that these third-party patents are valid, enforceable, and infringed, which could materially and adversely affect our ability to commercialize any products or solutions we may develop or have developed. In order to successfully challenge the validity of any such U.S. patent in federal court or in courts in other jurisdictions, we would need to overcome a presumption of validity. As this burden is a high one, requiring us to present clear and convincing evidence as to the invalidity of any such U.S. patent claim, there is no assurance that a court of competent jurisdiction would invalidate the claims of any such U.S. patent. The same applies to other jurisdictions. Even if we were to find prior art that could justify the invalidation of the intellectual property right under which we are attacked, because of the bifurcated system dealing with infringement and validity before different courts in some jurisdictions (e.g. Germany), we may first be injuncted for infringement of the intellectual property right, which may be corrected only after subsequent invalidation of the intellectual property right. If we are found to infringe a third party’s intellectual property rights, and we are unsuccessful in demonstrating that such patents are invalid or unenforceable, we could be required to obtain a license from such third party to continue commercializing our products or solutions. However, we may not be able to obtain any required license on commercially reasonable terms, or at all and therefore may be unable to develop, sell or otherwise commercialize our products or solutions. Even if we were able to obtain a license, it could be non-exclusive, thereby giving our competitors and other third parties access to the same technologies licensed to us, and it could require us to make substantial licensing, royalty and other payments. Furthermore, parties making claims against us may be able to obtain injunctive or other relief, which could block our ability to develop, commercialize, and sell our products and solutions, and could result in the award of substantial damages against us. In the event of a successful claim of infringement, misappropriation or other intellectual property violation against us, we may be required to render account for and pay damages and attorneys’ fees, recall or destroy stocks and obtain one or more licenses from third parties, or be prohibited from developing, commercializing and selling certain products or solutions. In addition, we could be found liable for significant monetary damages, including treble damages and attorneys’ fees, if we are found to have willfully infringed a patent or other intellectual property right.

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

Obtaining and maintaining a patent portfolio entails significant expense and resources. Part of the expense includes periodic maintenance fees, renewal fees, annuity fees and various other governmental fees associated with patents and patent applications due in several stages over the lifetime of patents and patent applications. The USPTO and various non-U.S. government agencies require compliance with several procedural, documentary, fee payment, and other similar provisions during the patent application process. We may or may not choose to pursue or maintain protection for particular inventions. In addition, there are situations in which failure to make certain payments or noncompliance with certain requirements in the patent process can result in abandonment or lapse of a patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. If we choose to forego patent protection or allow a patent application or patent or other intellectual property right to lapse purposefully or inadvertently, our competitive position could suffer. In such an event, potential competitors might be able to enter the market with similar or identical products and solutions. If we fail to obtain, maintain, protect or enforce our intellectual property rights successfully, our competitive position could suffer. Any of the foregoing could materially harm our business, prospects, financial condition and results of operations.

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

Our licensors might conclude that we have materially breached our license agreements and might therefore terminate the license agreements, thereby removing our ability to develop and commercialize products and solutions covered by such agreements. License agreements could also be time-limited or terminated when possible. If these in-licenses are terminated, or if the underlying patents fail to provide the intended exclusivity, competitors might have the freedom to market competing products and solutions identical or similar to ours. Disputes may arise regarding intellectual property subject to a licensing agreement, including:

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
•

the inventorship and ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our licensors and us and our partners, including the question of bearing the costs; and

•	the priority of invention of patented technology.

In addition, agreements under which we license intellectual property or technology from third parties could be complex and turn out to be invalid in whole or in part. Certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology, or increase what we believe to be our financial or other obligations under the relevant agreement. Moreover, if disputes over intellectual property or technology that we have licensed prevent or impair our ability to maintain other licensing arrangements on commercially acceptable terms, defending our position could materially harm our business, prospects, financial condition and results of operations.

Developments in patent law could have a negative impact on our business.

Changes in either the patent laws or interpretation of patent laws could increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of issued patents. From time to time, the United States Supreme Court (the “Supreme Court”), other federal courts, the U.S. Congress, the USPTO, or other foreign patent offices, courts or legislators may change the standards of patentability and any such changes could have a negative impact on our business. Assuming that other requirements for patentability are met, prior to March 2013, in the United States, the first to invent the claimed invention was entitled to the patent, while outside the United States, the first to file a patent application was entitled to the patent. After March 2013, under the Leahy-Smith America Invents Act (the “America Invents Act”), enacted in September 2011, the United States transitioned to a first inventor to file system in which, assuming that other requirements for patentability are met, the first inventor to file a patent application will be entitled to the patent on an invention regardless of whether a third party was the first to invent the claimed invention. The America Invents Act also includes a number of significant changes that affect the way patent applications will be prosecuted and also may affect patent litigation. These include allowing third-party submission of prior art to the USPTO during patent prosecution and additional procedures to attack the validity of a patent by USPTO-administered post-grant proceedings, including post-grant review, inter partes review, and derivation proceedings. However, the America Invents Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could have a material adverse effect on our business, financial condition, results of operations, and prospects.

In addition, the patent positions of companies in our industry are particularly uncertain. Recent U.S. Supreme Court rulings have narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations. For example, diagnostic method claims and “gene patents” were considered in two landmark Supreme Court cases, Mayo Collaborative v. Prometheus Laboratories (“Prometheus”), and Association for Molecular Pathology v. Myriad Genetics (“Myriad”). In Prometheus, a case involving patent claims over a medical testing method directed to optimizing the amount of drug administered to a specific patient, Prometheus’ claims failed to incorporate sufficient inventive content above and beyond merely describing underlying natural correlations to allow the claimed processes to qualify as patent-eligible processes that apply natural laws. In Myriad, a case brought by multiple plaintiffs challenging the validity of patent claims held by Myriad Genetics, Inc. relating to the breast cancer susceptibility genes BRCA1 and BRCA2, the court held that isolated genomic DNA that exists in nature, such as the DNA constituting the BRCA1 and BRCA2 genes, is not patentable subject matter, but that cDNA, which is an artificial construct created from RNA transcripts of genes, may be patent eligible. The Federal Circuit has begun to apply the holdings in Prometheus and Myriad. In 2015, the Federal Circuit, in Ariosa v. Sequenom, applying Prometheus, found claims to a prenatal diagnostic method that relied on a natural product to be patent ineligible, and clarified that the absence of preemption of a natural phenomenon was not sufficient to demonstrate patent eligibility.

In response to the Supreme Court decisions in Prometheus, Myriad, and Alice Corporation Pty. Ltd. v. CLS Bank International (“Alice Corp.”), and others, the USPTO has updated the Manual of Patent Examination Procedure to provide guidance to USPTO personnel in determining the eligibility of patent claims reciting judicially recognized exceptions to patentable subject matter, including laws of nature, natural phenomena, or abstract ideas, for patent eligibility. The USPTO guidance indicates that claims reciting a judicial exception to patent-eligible subject matter must amount to significantly more than the judicial exception itself in order to be patent-eligible subject matter. We cannot assure you that our efforts to seek patent protection for our products and solutions will not be negatively impacted by this interim guidance issued by the USPTO, the decisions described above, rulings in other cases, or changes in guidance or procedures issued by the USPTO.

We cannot fully predict what impact the Supreme Court’s decisions in Prometheus, Myriad, Alice Corp., and other decisions may have on our ability or the ability of companies or other entities to obtain or enforce patents relating to DNA, genes, or genomic-related discoveries in the future. Despite the USPTO’s interim guidance and Federal Circuit cases described above, the contours of when claims reciting laws of nature, natural phenomena, or abstract ideas may meet the patent eligibility requirements are not clear and may take years to develop via interpretation at the USPTO and in the courts. There are many previously issued patents claiming nucleic acids and diagnostic methods based on natural correlations that issued before the recent Supreme Court decisions discussed, and although many of these patents may be invalid under the standards set forth in the Supreme Court’s recent decisions, until successfully challenged, these patents are presumed valid and enforceable, and certain third parties could allege that we infringe, or request that we obtain a license to, these patents. Whether based on patents issued prior to or after these Supreme Court decisions, we might have to defend ourselves against claims of patent infringement, or choose to license rights, if available, under patents claiming such methods. In particular, although the Supreme Court has held in Myriad that isolated genomic DNA is not patent-eligible subject matter, certain third parties could allege that activities that we may undertake infringe other classes of gene-related patent claims, and we could have to defend ourselves against these claims by asserting non-infringement and/or invalidity positions, or pay to obtain a license to these claims. In any of the foregoing or in other situations involving third-party intellectual property rights, if we are unsuccessful in defending against claims of patent infringement, we could be forced to pay damages or be subjected to an injunction that would prevent us from utilizing the patented subject matter in question if we are unable to obtain a license on reasonable terms or at all. Such outcomes could materially affect our ability to offer our products and solutions and have a material adverse impact on our business. Even if we are able to obtain a license or successfully defend against claims of patent infringement, the cost and distraction associated with the defense or settlement of these claims could have a material adverse impact on our business. Any of the foregoing could materially harm our business, prospects, financial condition and results of operations.

We may not be able to enforce our intellectual property rights throughout the world.

Many companies have encountered significant problems in protecting and defending intellectual property rights in certain foreign jurisdictions. Accordingly, we may face an increased risk in these jurisdictions that unauthorized parties may attempt to copy or otherwise obtain or use our patented technology, trademarks, formulations or other intellectual property. The laws of some foreign countries do not protect intellectual property rights to the same extent as the laws of Germany or the United States. Specifically, the legal systems of some countries, particularly developing countries, do not favor the enforcement of patents and other intellectual property protection, especially those relating to biotechnology. This could make it difficult for us to stop the infringement of our patents or other intellectual property rights and to prevent third parties from selling or importing products made using our inventions in and to the United States, Germany or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent or other protection to develop their own products and, further, may export otherwise infringing products to territories where we have patent protection but enforcement is not as strong as that in Germany or the United States. These products may compete with our products and solutions, and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing. Additionally, many countries have compulsory licensing laws under which a patent owner must grant licenses to third parties or limit the enforceability of patents against third parties, including government agencies or government contractors. In these countries, patents may provide limited or no benefit. Patent protection must ultimately be sought on a country-by-country basis, which is an expensive and time-consuming process with uncertain outcomes. Accordingly, we may choose not to seek patent protection in certain countries, and we will not have the benefit of patent protection in such countries.

Monitoring infringement and misappropriation of intellectual property can be difficult and expensive, and we may not be able to detect every instance of infringement or misappropriation of our proprietary rights. Even if we do detect infringement or misappropriation of our proprietary rights, proceedings to enforce our intellectual property rights could result in substantial costs, divert the efforts and attention of our employees and management from other aspects of our business, put our patents at risk of being invalidated or construed narrowly or provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate, and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property and proprietary rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop. In addition, changes in the law and legal decisions by courts in Germany, the United States and other jurisdictions may affect our ability to obtain adequate protection for our products and solutions and to enforce our intellectual property rights. Any of the foregoing could materially harm our business, prospects, financial condition and results of operations.

Third parties may assert ownership or commercial rights to inventions we develop.

Third parties may in the future make claims challenging the inventorship or ownership of our intellectual property. For example, we rely on certain third parties to provide us with biological materials that we use to conduct our genomic analyses. We have written agreements with collaborators that provide for the ownership of intellectual property arising from our collaborations. These agreements provide that we must negotiate certain commercial rights with collaborators with respect to joint inventions or inventions made by our collaborators that arise from the results of the collaboration. In some instances, there may not be adequate written provisions to address clearly the resolution of intellectual property rights that may arise from a collaboration. If we cannot successfully negotiate sufficient ownership and commercial rights to the inventions that result from our use of a third-party collaborator’s materials where required, or if disputes otherwise arise with respect to the intellectual property developed with the use of a collaborator’s samples, we may be limited in our ability to capitalize on the market potential of these inventions. In addition, we may face claims that our agreements with our management, employees, contractors, or consultants obligating them to assign intellectual property to us are ineffective, or in conflict with prior or competing contractual obligations of assignment, which could result in ownership disputes regarding intellectual property we have developed or will develop and interfere with our ability to capture the commercial value of such inventions. Litigation may be necessary to resolve an ownership dispute, and if we are not successful, we may be precluded from using certain intellectual property, or may lose our exclusive rights in that intellectual property. Any of the foregoing could materially harm our business, prospects, financial condition and results of operations.

Most of our employees and inventions are subject to German law.

Most of our personnel, including our directors, work in Germany and are subject to German employment law. Inventions which may be the subject of a patent or of protection as a utility model and which are or were made by personnel working in Germany (except for legal representatives of our respective legal entities, for example managing directors) are subject to the provisions of the German Act on Employees’ Inventions (Gesetz über Arbeitnehmererfindungen) (the “German Inventions Act”), which regulates the ownership of, and compensation for, inventions made by employees. We face the risk that disputes may occur between us and our current or past employees pertaining to the sufficiency of compensation paid by us, allocation of rights to inventions under this Act or alleged non-adherence to the provisions of this Act, any of which may be costly to resolve and take up our management’s time and efforts whether we prevail or fail in such dispute. In addition, under the German Inventions Act, certain employees retain rights to patents and/or utility models they invented or co-invented and disclosed to us prior to October 1, 2009. If we do not manage to have the respective third-party interests transferred to us or are unable to obtain an exclusive license to any such third-party co-owners’ or owners’ interest in such patents and/or utility models, such co-owners or owners may be able to transfer or license their rights to other third parties, including our competitors. In addition, we may need the cooperation of any such co-owners or owners to enforce any such patents and/or utility models against third parties, or to conclude license agreements regarding such patents and/or utility models with third parties, and such cooperation may not be provided to us. While we believe that all of our current and past German employee inventors have subsequently assigned to us their interest in inventions, patents and/or utility models they invented or co-invented, there can be no assurance that all such assignments are fully effective, which can lead to unexpected costs or economic disadvantages. Even if we lawfully own all inventions created by our employees who are subject to the German Inventions Act, we are required under German law to reasonably compensate such employees for the use of the inventions and intellectual property rights related thereto. If we are required to pay compensation or face other disputes under the German Inventions Act, our results of operations could be adversely affected. Legal representatives of legal entities, for example managing directors, whose contractual relationships with the respective entity are subject to German law and that are not subject to the German Inventions Act as well as consultants must assign and transfer their interest in inventions, patents and/or utility models they invent or co-invent to us in order for us to have any rights to such inventions, patents and/or utility models. While we believe that all assignments have been made, there can be no assurance that all such assignments are fully effective, which may harm our business, prospects, financial condition and results of operations.

If any of our current or past employees, legal representatives of our legal entities or consultants obtain or retain ownership or co-ownership of any inventions or related intellectual property rights that we believe we own, we may lose valuable intellectual property rights and be required to acquire the respective third-party interests or to obtain and maintain licenses from such employees or legal representatives of legal entities or consultants to such inventions or intellectual property rights, which may not be available on commercially reasonable terms or at all, or may be non-exclusive. If we are unable to acquire the respective third-party interests or to obtain and maintain a license to any such employee’s, legal representative’s of legal entities or consultant’s interest in such inventions or intellectual property rights, we may need to cease the development, manufacture, and commercialization of one or more of the products or solutions we may develop or may have developed. In addition, any loss of exclusivity of our intellectual property rights could limit our ability to stop others from using or commercializing similar or identical products and solutions. We may also face entitlement, compensation and/or damages claims from our current or past employees, legal representatives of our legal entities or consultants owning or co-owning any inventions or related intellectual property rights that we believe we own. Any of the foregoing events could materially harm our business, prospects, financial condition and results of operations.

Third parties may assert that our employees or consultants have wrongfully used or disclosed confidential information or misappropriated trade secrets.

Many of our employees (including our management) and consultants are currently or were previously employed at universities or other diagnostic or biopharmaceutical companies, including our competitors or potential competitors. Although we try to ensure that our employees and consultants do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or these individuals have inadvertently or otherwise used or disclosed intellectual property, including trade secrets or other proprietary information, of a current or former employer or other third parties. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees and/or consultants. Such claims could materially harm our business, prospects, financial condition and result of operations.

In addition, while it is our policy to require our employees (including our management) and consultants who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that we regard as our own. The assignment of intellectual property rights may not be self-executing, or the assignment agreements may be breached, and we may be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property. Such claims could materially harm our business, prospects, financial condition and results of operations.

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

•

we might not have been the first to make the inventions covered by the issued patents or pending patent applications that we own or may own or license in the future, and this may result for example in possible rights to use the invention for the one who first made the invention;

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
•

our customers or competitors might conduct research and development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products or solutions for sale in our major commercial markets;

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

We have historically incurred losses, including total comprehensive losses of €21,426 thousand, €20,839 thousand and €11,346 thousand in the years ended December 31, 2020, 2019 and 2018, respectively. We expect our losses to continue as a result of ongoing research and development expenses and increased selling and marketing costs. These losses have had, and will continue to have, an adverse effect on our working capital, total assets, and shareholders’ equity. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our inability to achieve and then maintain profitability would negatively affect our business, financial condition, results of operations, and cash flows.

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

We have received various grants and subsidies to fund our research and development programs from various funding organizations. However, the Company continues to engage in efforts to secure further grants and subsidies for the next development steps of its product candidates. Some of these grants and subsidies provide for certain requirements in respect of the utilization of proceeds generated as a result of the publicly sponsored projects. For example, we received grants from the European Regional Development Fund in order to fund our Rostock facility, which grants are limited in purpose to development and innovation in the state of Mecklenburg-Western Pomerania, Germany. Other grants which we obtain may impose restrictions on our operations, and if we are in noncompliance with the restrictions and conditions of any grant or subsidy program, a partly or complete repayment cannot be excluded. This may also apply to grants and subsidies we may apply for in the future. If we are required to refund grants or subsidies, this could have a material adverse effect on our liquidity and cash flow position and may negatively affect our business, prospects and financial conditions. In the year ended December 31, 2020, we have received a total of €773 thousand in grants for our activities.

We incur significant costs as a result of operating as a public company and our management needs to devote substantial time to public company compliance programs.

As a public company, we incur significant legal, accounting, and other expenses due to our compliance with regulations and disclosure obligations applicable to us, including compliance with the Sarbanes-Oxley Act, as well as rules implemented by the SEC, and the Nasdaq Global Market (“Nasdaq”). The SEC and other regulatory authorities have continued to adopt new rules and regulations and make additional changes to existing regulations that require our compliance. In July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) was enacted. There are significant corporate governance- and executive compensation-related provisions in the Dodd-Frank Act that have required the SEC to adopt additional rules and regulations in these areas. Shareholder activism, the current political environment, and the current high level of government intervention and regulatory reform may lead to substantial new regulations and disclosure obligations, which may lead to additional compliance costs and impact, in ways we cannot currently anticipate, and the manner in which we operate our business. Our management and other personnel will need to devote a substantial amount of time to these compliance programs and the monitoring of public company reporting obligations, and as a result of the new corporate governance- and executive compensation-related rules, regulations, and guidelines prompted by the Dodd-Frank Act, and further regulations and disclosure obligations expected in the future, we will likely need to devote additional time and costs to comply with such rules and regulations. These rules and regulations will cause us to incur significant legal and financial compliance costs and will make certain activities more time-consuming and costly.

To comply with the requirements of being a public company, we may need to undertake various actions, including implementing new internal controls and procedures and hiring new accounting or internal audit staff. The Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file with the SEC is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms, and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our principal executive and financial officers. Our current controls and any new controls that we develop may become inadequate, and additional material weaknesseses in our internal control over financial reporting may be discovered in the future. Any failure to develop or maintain effective controls could adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting, which we may be required to include in the periodic reports we file with the SEC under Section 404 of the Sarbanes-Oxley Act, and could harm our operating results, cause us to fail to meet our reporting obligations, or result in a restatement of our prior period financial statements. In the event that we are not able to demonstrate compliance with the Sarbanes-Oxley Act, that our internal control over financial reporting is perceived as inadequate, or that we are unable to produce timely or accurate financial statements, investors may lose confidence in our operating results, and the price of our common shares could decline.

We are required to comply with certain of the SEC rules that implement Section 404 of the Sarbanes-Oxley Act, which requires management to certify financial and other information in our annual reports and provide an annual management report on the effectiveness of our internal control over financial reporting, commencing with this, our second annual report. This assessment includes the disclosure of any material weaknesses in our internal control over financial reporting identified by our management or our independent registered public accounting firm. During the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting or if we are unable to complete our evaluation, testing, and any required remediation in a timely fashion, we will be unable to assert that our internal control over financial reporting is effective. For further details, see “Item 15 – Controls and Procedures”.

Our independent registered public accounting firm will not be required to formally attest to the effectiveness of our internal control over financial reporting until the first annual report required to be filed with the SEC following the date we are no longer an “emerging growth company” as defined in the JOBS Act. We cannot assure you that there will not be material weaknesses or significant deficiencies in our internal controls in the future. If we are unable to assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion on the effectiveness of our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, which could have a material adverse effect on the price of our common shares.

If we fail to implement effective internal controls over financial reporting, such failure could result in material misstatements in our financial statements, cause investors to lose confidence in our reported financial and other public information and have a negative effect on the trading price of our common shares.

Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations. Section 404 of the Sarbanes-Oxley Act of 2002 requires management of public companies to develop and implement internal controls over financial reporting and evaluate the effectiveness thereof. If we fail to design and operate effective internal controls or remediate our existing material weakness, it could result in material misstatements in our financial statements, impair our ability to raise revenue, result in the loss of investor confidence in the reliability of our financial statements and subject us to regulatory scrutiny and sanctions, which in turn could harm the market value of our common shares.

We will be required to disclose changes made in our internal controls and procedures and our management will be required to assess the effectiveness of these controls annually. However, for as long as we are an “emerging growth company” under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal controls over financial reporting pursuant to Section 404. We could be an “emerging growth company” for up to five years after our initial public offering. An independent assessment of the effectiveness of our internal controls could detect problems that our management’s assessment might not. Undetected material weaknesses in our internal controls could lead to financial statement restatements and require us to incur the expense of remediation.

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

In connection with the preparation of our unaudited interim condensed consolidated financial statements as of and for the nine month period ended September 30, 2018, we identified a material weakness in our internal controls as of December 31, 2017, related to the lack of effectively designed review controls over judgmental and complex areas of the financial statement close process and a lack of effectively designed routine financial statement close process controls. The material weakness was not fully remediated as of December 31, 2020.

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

Further improvement of the internal control environment of our key accounting processes was limited during 2020 due to the COVID-19 pandemic which resulted in an increase in business activities that required our focus. During 2020, we performed risk assessments to identify relevant financial risks and are designing and implementing a formalized framework for internal control. We designed and formalized policies and procedures to ensure routine transactions and complex areas of the financial statement close process are sufficiently analyzed and assessed against the requirements of IFRS and our corporate governance standards. In the year ending December 31, 2021, we intend to finalize the design of the internal control framework, including the implementation and monitoring of effectiveness of internal controls over financial reporting and disclosure related to risk assessment, compliance, and oversight of our business. We are also considering further hires of senior staff members to support the additional reporting and compliance requirements that listed companies are subject to. Although we are working to remediate the material weakness as quickly and efficiently as possible, we cannot reliably estimate the duration that will be required to effectively remediate the material weakness.

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

Sales of substantial amounts of our common shares in the public market, or the perception that these sales may occur, could cause a decline in the market price of our common shares. This could also impair our ability to raise additional capital through the sale of our equity securities. Under our articles of association, we are authorized to issue up to 79,000,000 common shares, of which 22,117,643 common shares were outstanding as of December 31, 2020. If our existing shareholders sell substantial amounts of common shares in the public market, or the market perceives that such sales may occur, the market price of our common shares and our ability to raise capital through an issue of equity securities in the future could be adversely affected.

Moreover, we have entered into a registration rights agreement entitling certain of our existing shareholders to rights, subject to conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other shareholders. In addition, we have registered on a Form S-8 registration statement all common shares that we may issue under our new long term equity incentive plan.

As a result, these shares can be freely sold in the public market upon issuance, subject to volume limitations applicable to affiliates. If these additional shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common shares could decline.

We have broad discretion in the use of our cash on hand and may invest or spend it in ways with which you do not agree and in ways that may not yield a return on your investment.

As of December 31, 2020, we had €48.2 million in cash and cash equivalents. Our management will have broad discretion in the use of such cash and could spend it in ways that do not improve our results of operations or enhance the value of our common shares. You will not have the opportunity to influence our decisions on how to use our cash on hand. The failure by our management to apply these funds effectively could result in financial losses that could harm our business, cause the price of our common shares to decline and delay the development of our product candidates. Pending its use, we may invest our cash on hand in a manner that does not produce income or that loses value.

Our transformation into a public company is causing an increase of our costs and may disrupt the regular operations of our business.

Our business historically operated as a privately owned company, and we have incurred and will continue to incur significant additional legal, accounting, reporting and other expenses as a result of being a publicly traded company. We have incurred and will continue to incur costs and expenses including, but not limited to, managing directors’ and supervisory board members’ fees, increased directors, and officers, insurance, investor relations, and various other costs of a public company.

We also expect to incur costs associated with corporate governance requirements, including requirements under the Sarbanes-Oxley Act, as well as rules implemented by the SEC and Nasdaq. We expect these rules and regulations to increase our legal and financial compliance costs and make some management and corporate governance activities more time-consuming and costly, particularly after we are no longer an “emerging growth company.” These rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. This could have an adverse impact on our ability to retain, recruit and bring on a qualified management board and a qualified independent supervisory board. We expect that the additional costs we will incur as a public company, including costs associated with corporate governance requirements, will be considerable relative to our costs as a private company.

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

Furthermore, after the date we are no longer an emerging growth company, our independent registered public accounting firm will only be required to attest to the effectiveness of our internal control over financial reporting depending on our market capitalization. Even if our management concludes that our internal controls over financial reporting are effective, our independent registered public accounting firm may still decline to attest to our management’s assessment or may issue a report that is qualified if it is not satisfied with our controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, in connection with the implementation of the necessary procedures and practices related to internal control over financial reporting, we may identify deficiencies that we may not be able to remediate in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404. Failure to comply with Section 404 could subject us to regulatory scrutiny and sanctions, impair our ability to raise revenue, cause investors to lose confidence in the accuracy and completeness of our financial reports and negatively affect our share price.

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common shares less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we are taking advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies.” For example, for as long as we are an “emerging growth company” under the recently enacted JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. We could be an emerging growth company for up to five years. We cannot predict if investors will find our common shares less attractive because we will rely on these exemptions. If some investors find our common shares less attractive as a result, there may be a less active trading market for our common shares and our share price may be more volatile.

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

We may lose our foreign private issuer status, which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant legal, accounting and other expenses.

We are a foreign private issuer and therefore we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. If in the future we are not a foreign private issuer as of the last day of the second fiscal quarter in any fiscal year, we would be required to comply with all of the periodic disclosure, current reporting requirements and proxy solicitation rules of the Exchange Act applicable to U.S. domestic issuers. In order to maintain our current status as a foreign private issuer, either (a) a majority of our common shares must be either directly or indirectly owned of record by non-residents of the United States or (b)(i) a majority of our managing directors, supervisory board members and executive officers may not be United States citizens or residents, (ii) more than 50% of our assets cannot be located in the United States and (iii) our business must be administered principally outside the United States. If we were to lose this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and stock exchange rules. The regulatory and compliance costs to us if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the costs we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time consuming and costly. These rules and regulations could also make it more difficult for us to attract and retain qualified directors.

As a foreign private issuer and as permitted by the listing requirements of Nasdaq, we follow certain home country governance practices rather than the corporate governance requirements of Nasdaq.

We are a foreign private issuer. As a result, in accordance with the listing requirements of Nasdaq, we are relying on home country governance requirements and certain exemptions thereunder rather than relying on the corporate governance requirements of Nasdaq. In accordance with Dutch law and generally accepted business practices, our articles of association do not provide quorum requirements generally applicable to general meetings of shareholders. To this extent, our practice will vary from the requirement of Nasdaq Listing Rule 5620(c), which requires an issuer to provide in its bylaws for a generally applicable quorum, and that such quorum may not be less than one-third of the outstanding voting shares. Although we must provide shareholders with an agenda and other relevant documents for the general meeting of shareholders, Dutch law does not have a regulatory regime for the solicitation of proxies and the solicitation of proxies is not a generally accepted business practice in the Netherlands, thus our practice varies from the requirement of Nasdaq Listing Rule 5620(b). As permitted by the listing requirements of Nasdaq, we have also opted out of the requirements of (i) Nasdaq Listing Rule 5605(d), which requires, among other things, an issuer to have a compensation committee that consists entirely of independent directors and makes determinations regarding the independence of any compensation consultants, (ii) Nasdaq Listing Rule 5605(e), which requires independent director oversight of director nominations, and (iii) Nasdaq Listing Rule 5605(b), which requires an issuer to have a majority of independent directors on its board. In addition, we have opted out of shareholder approval requirements, as included in the Nasdaq Listing Rules, for the issuance of securities in connection with certain events such as the acquisition of shares or assets of another company, the establishment of or amendments to equity-based compensation plans for employees, a change of control of the Company and certain private placements. To this extent, our practice varies from the requirements of Nasdaq Rule 5635, which generally requires an issuer to obtain shareholder approval for the issuance of securities in connection with such events. Accordingly, you may not have the same protections afforded to shareholders of companies that are subject to these Nasdaq rules.

Insiders continue to have substantial control over us and could limit your ability to influence the outcome of key transactions, including a change of control.

Our principal shareholders, including certain of our managing directors, supervisory board members and executive officers and entities affiliated with them, in the aggregate, continue to beneficially own approximately 66.6% of outstanding common shares. As a result, these shareholders, if acting together, are able to influence or control matters requiring approval by our general meeting of shareholders, including the election of managing directors and supervisory board members, changes to our articles of association and the approval of mergers or other extraordinary transactions. They may also have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. The concentration of ownership may have the effect of delaying, preventing or deterring a change of control of our company, could deprive our shareholders of an opportunity to receive a premium for their common shares as part of a sale of our company and might ultimately affect the market price of our common shares.

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

We do not intend to pay any dividends to holders of our common shares. However, if we do pay dividends, we may need to withhold tax on such dividends both in Germany and the Netherlands. As an entity incorporated under Dutch law, any dividends distributed by us are subject to Dutch dividend withholding tax on the basis of Dutch domestic law. However, on the basis of the 2012 Convention between the Federal Republic of Germany and the Kingdom of the Netherlands for the avoidance of double taxation with respect to taxes on income (the “double tax treaty between Germany and the Netherlands”), the Netherlands will be restricted in imposing these taxes if we continue to be a tax resident of Germany and our place of effective management is located in Germany. See “Item 3. Key Information—D. Risk Factors—We may become taxable in a jurisdiction other than Germany and this may increase the aggregate tax burden on us.” However, Dutch dividend withholding tax is still required to be withheld from dividends if and when paid to Dutch resident holders of our common shares (and non-Dutch resident holders of our common shares that have a permanent establishment in the Netherlands to which their shareholding is attributable). As a result, upon a payment of dividends, we will be required to identify our shareholders in order to assess whether there are Dutch residents (or non-Dutch residents with a permanent establishment in the Netherlands to which the common shares are attributable) in respect of which Dutch dividend tax has to be withheld. Such identification may not always be possible in practice. If the identity of our shareholders cannot be determined, withholding of both German and Dutch dividend tax may occur upon a payment of dividends.

Furthermore, the withholding tax restriction referred to above is based on the current reservation made by Germany under the Multilateral Convention to Implement Tax Treaty Related Measures to Prevent Base Erosion and Profit Shifting (the “MLI”) with respect to the tie-breaker provision included in Article 4(3) of the double tax treaty between Germany and the Netherlands (the “MLI tie-breaker reservation”). If Germany changes its MLI tie-breaker reservation, we will not be entitled to any benefits of the double tax treaty between Germany and the Netherlands, including the withholding tax restriction, as long as Germany and the Netherlands do not reach an agreement on our tax residency for purposes of the double tax treaty between Germany and the Netherlands, except to the extent and in such manner as may be agreed upon by the authorities. As a result, any dividends distributed by us during the period in which no such agreement has been reached between Germany and the Netherlands, may be subject to withholding tax both in Germany and the Netherlands.

Shareholders may not be able to exercise preemptive rights and, as a result, may experience substantial dilution upon future issuances of common shares

In the event of an issuance of common shares, subject to certain exceptions, each shareholder will have a pro rata preemptive right in proportion to the aggregate nominal value of the common shares held by such holder. These preemptive rights may be restricted or excluded by a resolution of the general meeting of shareholders or by another corporate body designated by the general meeting of shareholders. Our management board is authorized, until June 26, 2025, to issue shares or grant rights to subscribe for shares up to our authorized share capital from time to time and to limit or exclude preemptive rights in connection therewith. This could cause existing shareholders to experience substantial dilution of their interest in us.

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

Since our incorporation we have had, on a continuous basis, our place of “effective management” in Germany. Therefore, we believe that we qualify as a tax resident of Germany on the basis of German domestic law. As an entity incorporated under Dutch law, however, we also qualify as a tax resident of the Netherlands on the basis of Dutch domestic law. However, based on our current management structure and the current tax laws of the United States, Germany and the Netherlands, as well as applicable income tax treaties, and current interpretations thereof, we believe that we are tax resident solely in Germany for the purposes of the double tax treaty between Germany and the Netherlands due to the “effective management” tie-breaker. The test of “effective management” is largely a question of fact and degree based on all the circumstances, rather than a question of law. Nevertheless, the relevant case law and OECD guidance suggest that the Company is likely to be regarded as having become a German tax resident from incorporation and remaining so if, as the Company intends, (i) most meetings of its management board are held in Germany (and none are held in the Netherlands) with a majority of directors present in Germany for those meetings; (ii) at those meetings there are full discussions of, and decisions are made regarding, the key strategic issues affecting the Company and its subsidiaries; (iii) those meetings are properly minuted; (iv) at least some of the directors of the Company, together with supporting staff, are based in Germany; and (v) the Company has permanent staffed office premises in Germany. We may, however, become subject to limited income tax liability in other countries with regard to the income generated in the respective other country, for example, due to the existence of a permanent establishment or a permanent representative in such other country.

The applicable tax laws, tax treaties or interpretations thereof may change. Furthermore, whether we have our place of effective management in Germany and are as such tax resident solely in Germany is largely a question of fact and degree based on all the circumstances, rather than a question of law, which facts and degree may also change. Changes to applicable tax laws, tax treaties or interpretations thereof and changes to applicable facts and circumstances (for example, a change of board members or the place where board meetings take place), or changes in the applicable tax treaties, including a change to the MLI tie-breaker reservation, may result in us also becoming a tax resident of the Netherlands or another jurisdiction (other than Germany), potentially also triggering an exit liability in Germany. As a consequence, our overall effective income tax rate and income tax expense could materially increase, which could have a material adverse effect on our business, results of operations, financial condition and prospects, which could cause our share price and trading volume to decline. However, if there is a double tax treaty between Germany and the respective other country, the double taxation of income may be reduced or avoided entirely.

Our ability to use our net operating loss carryforwards and other tax attributes may be limited.

Our ability to utilize our net operating losses (“NOLs”) is currently limited, and may be limited further, under Section 8c of the German Corporation Income Tax Act (Körperschaftsteuergesetz, the “KStG”) and Section 10a of the German Trade Tax Act (Gewerbesteuergesetz, the “GewStG”). These limitations apply if a qualified ownership change, as defined by Section 8c KStG, occurs and no exemption is applicable.

Generally, a qualified ownership change occurs if more than 50% of the share capital or the voting rights are directly or indirectly transferred to a shareholder or a group of shareholders within a period of five years. A qualified ownership change may also occur in case of a transaction comparable to a transfer of shares or voting rights or in case of an increase in capital leading to a respective change in the shareholding. In the case of such a qualified ownership change tax loss carryforwards expire in full. To the extent that the tax loss carryforwards do not exceed hidden reserves (stille Reserven) taxable in Germany, they may be further utilized despite a qualified ownership change. In case of a qualified ownership change within a group, tax loss carryforwards will be preserved if certain conditions are satisfied. In case of a qualified ownership change, tax loss carryforwards will be preserved (in the form of a

“fortführungsgebundener Verlustvortrag”) if the business operations have not been changed and will not be changed within the meaning of Section 8d KStG.

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

As of December 31, 2020, we estimate unrecognized NOL carryforwards for German tax purposes of approximately €64.5 million available which have not yet been assessed. Future changes in share ownership may also trigger an ownership change and, consequently, a Section 8c KStG or a Section 10a GewStG limitation. Any limitation may result in the expiration of a portion or the complete tax operating loss carryforwards before they can be utilized. As a result, if we earn net taxable income, our ability to use our pre-change net operating loss carryforwards to reduce German income tax may be subject to limitations, which could potentially result in increased future cash tax liability to us.

Although we do not believe that we were a “passive foreign investment company,” or a PFIC, for U.S. federal income tax purposes in 2020, we may be a PFIC in 2021 or one or more future taxable years. If we were a PFIC in any taxable year, U.S. shareholders may be subject to adverse U.S. federal income tax consequences.

Under the Internal Revenue Code of 1986, as amended (the “Code”), we will be a PFIC for any taxable year in which, after the application of certain look-through rules with respect to our subsidiaries, either (i) 75% or more of our gross income consists of passive income or (ii) 50% or more of the average quarterly value of our assets consists of assets that produce, or are held for the production of, passive income. Passive income includes, among other things, dividends, interest, certain non-active rents and royalties, and capital gains. Based on our current operations, income and assets, and certain estimates and projections, including as to the relative values of our assets, we do not believe that we were a PFIC for our 2020 taxable year. However, there can be no assurance that the Internal Revenue Service (the “IRS”) will agree with our conclusion. In addition, whether we will be a PFIC in 2021 or any future taxable year is uncertain because, among other things, (i) we currently own, and expect to continue to own, a substantial amount of passive assets, including cash, (ii) the value of our assets that generate non-passive income for PFIC purposes, including our intangible assets, is uncertain and may vary substantially over time and (iii) the composition of our income may vary substantially over time. Accordingly, there can be no assurance that we will not be a PFIC for any taxable year.

If we are a PFIC for any taxable year during which a U.S. investor holds our common shares, we would continue to be treated as a PFIC with respect to that U.S. investor for all succeeding years during which the U.S. investor holds our common shares, even if we ceased to meet the threshold requirements for PFIC status, unless certain exceptions apply. Such a U.S. investor may be subject to adverse U.S. federal income tax consequences, including (i) the treatment of all or a portion of any gain on disposition as ordinary income, (ii) the application of an additional tax effectively representing deferred interest charge on such gain and the receipt of certain dividends and (iii) compliance with certain reporting requirements. We do not intend to provide the information that would enable investors to make a qualified electing fund election (a “QEF Election”) that could mitigate the adverse U.S. federal income tax consequences should we be classified as a PFIC.

For further discussion, see “Item 8. Financial Information—E. Taxation—Material U.S. Federal Income Tax Considerations for U.S. Holders.”

We are a Dutch public company. The rights of our shareholders are different from the rights of shareholders in companies governed by the laws of U.S. jurisdictions and may not protect investors in a similar fashion afforded by incorporation in a U.S. jurisdiction.

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

The rights of shareholders and the responsibilities of managing directors and supervisory board members may be different from the rights and obligations of shareholders and board members in companies governed by the laws of U.S. jurisdictions. In the performance of their duties, our managing directors and supervisory board members are required by Dutch law to consider the interests of our company, its shareholders, its employees and other stakeholders, in all cases with due observation of the principles of reasonableness and fairness. It is possible that some of these parties will have interests that are different from, or in addition to, your interests as a shareholder.

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

Under Dutch law, various protective measures are possible and permissible within the boundaries set by Dutch law and Dutch case law. In this respect, certain provisions of our articles of association may make it more difficult for a third party to acquire control of us or effect a change in our management board and supervisory board. These include:

•

a provision that our managing directors and supervisory board members are appointed on the basis of a binding nomination prepared by our supervisory board which can only be overruled by a two-thirds majority of votes cast representing more than 50% of our issued share capital;

•

a provision that our managing directors and supervisory board members may only be dismissed by the general meeting of shareholders by a two-thirds majority of votes cast representing more than 50% of our issued share capital (unless the dismissal is proposed by the supervisory board in which case a simple majority of the votes would be sufficient); and

•

a requirement that certain matters, including an amendment of our articles of association, may only be brought to our shareholders for a vote upon a proposal by our management board with the approval of our supervisory board.

In addition, on March 23, 2021, a bill was enacted by the Dutch Senate which, will introduce a statutory cooling-off period of up to 250 days during which our general meeting of shareholders would not be able to dismiss, suspend or appoint members of our supervisory board (or amend the provisions in the articles of association dealing with such matters) unless such matters are proposed by our management board. As of the date of this annual report, the date on which this bill enters into force had not yet been announced. This cooling-off period could be invoked by our management board, subject to supervisory board approval, if:

●	shareholders, using either their shareholder proposal right or their right to request a general meeting, as described above, propose an agenda item for the general meeting to dismiss, suspend or appoint a member of our supervisory board (or to amend any provision in the articles of association dealing with such matters); or

●	a public offer for us is made or announced without our support, provided, in each case, that our management board believes that such proposal or offer materially conflicts with our interests and our business.

The cooling-off period, if invoked, ends at the occurrence of the earliest of the following events:

●	the expiration of 250 days from:
●	the day after the deadline for making such proposal expired, in case of our shareholders using their shareholder proposal right;
●	the day that they obtain court authorization to do so, in case of our shareholders using their right to request a general meeting; or
●	the first following day, in case of a hostile offer being made;
●	the day after the hostile public offer for us having been declared unconditional; or
●	our management board, subject to supervisory board approval, voluntarily terminating the cooling-off period.

In addition, our shareholders representing at least 3% of our issued share capital may request authorization from the Dutch Enterprise Chamber for early termination of the cooling-off period. The Dutch Enterprise Chamber must rule in favor of the request if our shareholders can demonstrate that:

●	our management board, in light of the circumstances at hand when the cooling-off period was invoked, could not reasonably have come to the conclusion that the relevant shareholder proposal or hostile public offer constituted a material conflict with our interests and our business;
●	our management board cannot reasonably believe that a continuation of the cooling-off period would contribute to careful policy-making; or
●	if other defensive measures have been activated for us during the cooling-off period and not terminated or suspended at the relevant shareholders’ request within a reasonable period following the request (i.e., no ‘stacking’ of defensive measures).

During the cooling-off period, if invoked, our management board must gather all relevant information necessary for a careful decision-making process. In this context, our management board must at least consult with our shareholders representing at least 3% of our issued share capital at the time the cooling-off period was invoked and with the Dutch works council (if applicable). Formal statements expressed by these stakeholders during such consultations must be published on our website to the extent these stakeholders have approved that publication.

Ultimately, one week following the last day of the cooling-off period, our management board must publish a report on our website in respect of our policy and conduct of affairs during the cooling-off period. This report must remain available for inspection by our shareholders and others with meeting rights under Dutch law at our office and must be tabled for discussion at our next General Meeting.

We are not obligated to, and do not, comply with all best practice provisions of the Dutch Corporate Governance Code.

As a Dutch public company, we are subject to the DCGC. The DCGC contains both principles and best practice provisions that regulate relations between the management board, the supervisory board and the shareholders. The DCGC is based on a “comply or explain” principle. Accordingly, companies are required to disclose in their annual reports, filed in the Netherlands, whether they comply with the provisions of the DCGC. If they do not comply with those provisions (for example, because of a conflicting Nasdaq requirement), the company is required to give the reasons for such non-compliance. The DCGC applies to Dutch companies listed on a government-recognized stock exchange, whether in the Netherlands or elsewhere, including Nasdaq. We do not comply with all best practice provisions of the DCGC. This may affect your rights as a shareholder and you may not have the same level of protection as a shareholder in a Dutch company that fully complies with the DCGC.

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

In addition, the stock market in general has experienced substantial price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of particular companies affected. These broad market and industry factors may materially harm the market price of our common shares, regardless of our operating performance. In the past, following periods of volatility in the market price of certain companies’ securities, securities class action litigation has been instituted against these companies. This litigation, if instituted against us, could adversely affect our financial condition or results of operations.

Claims of U.S. civil liabilities may not be enforceable against us.

We are organized and existing under the laws of the Netherlands, and, as such, under Dutch private international law rules the rights of our shareholders and the civil liability of our directors and executive officers are governed in certain respects by the laws of the Netherlands. The ability of our shareholders in certain countries other than the Netherlands to bring actions against us, our directors and executive officers may be limited under applicable law. In addition, substantially all of our assets are located outside the United States.

As a result, it may not be possible for investors to effect service of process within the United States upon us or our directors and executive officers or to enforce against them or us in U.S. courts, including judgments predicated upon the civil liability provisions of the federal securities laws of the United States. In addition, it is not clear whether a Dutch court would impose civil liability on us or any of our directors and executive officers in an original action based solely upon the federal securities laws of the United States brought in a court of competent jurisdiction in the Netherlands.

As of the date of this Annual Report, the United States and the Netherlands do not have a treaty providing for the reciprocal recognition and enforcement of judgments, other than arbitration awards, in civil and commercial matters. With respect to choice of court agreements in civil or commercial matters, it is noted that the Hague Convention on Choice of Court Agreements entered into force for the Netherlands, but has not entered into force for the United States. Accordingly, a judgment rendered by a court in the United States, whether or not predicated solely upon U.S. securities laws, would not automatically be recognized and enforced by the competent Dutch courts. However, if a person has obtained a judgment rendered by a court in the United States that is enforceable under the laws of the United States and files a claim with the competent Dutch court, the Dutch court will in principle give binding effect to a foreign judgment if (i) the jurisdiction of the foreign court was based on a ground of jurisdiction that is generally acceptable according to international standards, (ii) the judgment by the foreign court was rendered in legal proceedings that comply with the Dutch standards of proper administration of justice including sufficient safeguards (behoorlijke rechtspleging), (iii) binding effect of such foreign judgment is not contrary to Dutch public order (openbare orde) and (iv) the judgment by the foreign court is not incompatible with a decision rendered between the same parties by a Dutch court, or with a previous decision rendered between the same parties by a foreign court in a dispute that concerns the same subject and is based on the same cause, provided that the previous decision qualifies for recognition in the Netherlands. Even if such a foreign judgment is given binding effect, a claim based thereon may, however, still be rejected if the foreign judgment is not or no longer formally enforceable.

Based on the lack of a treaty as described above, U.S. investors may not be able to enforce against us or our directors, representatives or certain experts named herein who are residents of the Netherlands or countries other than the United States any judgments obtained in U.S. courts in civil and commercial matters, including judgments under the U.S. federal securities laws.

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

In addition, actions brought in a German court against us, our managing directors, our supervisory board members, our senior management and the experts named herein to enforce liabilities based on U.S. federal securities laws may be subject to certain restrictions. In particular, German courts generally do not award punitive damages. Litigation in Germany is also subject to rules of procedure that differ from the U.S. rules, including with respect to the taking and admissibility of evidence, the conduct of the proceedings and the allocation of costs. German procedural law does not provide for pre-trial discovery of documents, nor does Germany support pre-trial discovery of documents under the 1970 Hague Evidence Convention. Proceedings in Germany would have to be conducted in the German language and all documents submitted to the court would, in principle, have to be translated into German. For these reasons, it may be difficult for a U.S. investor to bring an original action in a German court predicated upon the civil liability provisions of the U.S. federal securities laws against us, our managing directors, our supervisory board members, our senior management and the experts named in this Annual Report.

Based on the foregoing, there can be no assurance that U.S. investors will be able to enforce against us or management board members, supervisory board members and executive officers or certain experts named herein who are residents of or possessing assets in the Netherlands, Germany, or other countries other than the United States any judgments obtained in U.S. courts in civil and commercial matters, including judgments under the U.S. federal securities.

Item 4. Information on the Company

A.History and Development of the Company

Centogene was founded by our former CEO, Prof. Arndt Rolfs, in 2006 in Rostock, Germany. In connection with our initial public offering, which closed on November 12, 2019, we executed a corporate reorganization whereby Centogene B.V., which was incorporated on October 11, 2018, was converted into Centogene N.V. and Centogene N.V. became the holding company for Centogene AG, which remains our principal operating subsidiary. Centogene N.V. is a Dutch public company (naamloze vennootschap) organized under the laws of the Netherlands and our legal and commercial name is Centogene N.V.

In July 2020, we completed a follow-on public offering of 3,500,000 common shares of the Company (the “Follow-on Equity Offering”), consisting of 2,000,000 common shares offered by the Company and 1,500,000 common shares offered by selling shareholders at a price to the public of $14.00 per common share (i.e., €12.71 per share). Aggregate offering proceeds, net of underwriting discounts, commissions and transaction costs, to the Company were €22 million. On March 5, 2020, the Company resolved that Centogene AG shall be converted into a German limited liability company and renamed Centogene GmbH. Such conversion became effective upon the registration in the German commercial register on June 29, 2020, and was therefore completed in the financial year ending December 31, 2020.

Our principal executive offices are located at Am Strande 7, 18055 Rostock, Germany and our additional offices are in Berlin (Germany), Cambridge (Massachusetts, United States), Vienna (Austria), Dubai (United Arab Emirates), Delhi (India) and Zug (Switzerland). Since November 7, 2019, our common shares have traded on Nasdaq under the symbol “CNTG.” Our agent for service of process in the United States is Cogency Global, located at 10 East 40th Street, 10th Floor, New York, NY 10016.

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

Our capital expenditures for 2020, 2019 and 2018 amounted to €16,547 thousand, €7,576 thousand and €11,769 thousand, respectively. These expenditures were primarily for property, plant and equipment and intangible assets. For further details see Item 4B below.

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

B.Business Overview

We are a commercial-stage company focused on rare hereditary diseases that transforms real-world clinical and multi-omics data into superior insights to the diagnosis, drug discovery and treatment of rare disease patients. We are developing a global proprietary rare disease platform based on our real-world data and biological repository with over 3.9 billion weighted data points from approximately 600,000 patients representing over 120 different countries as of December 31, 2020, or an average of over 6,500 data points per patient. Our platform includes epidemiologic, phenotypic and genetic and multi-omics data that reflects a global population, and also a biobank of these patients’ biological samples. We believe this represents the only platform that comprehensively analyzes multi-level data to improve the understanding of rare hereditary diseases, which can aid in the identification of patients and improve our pharmaceutical partners’ ability to bring orphan drugs to the market. As of December 31, 2020, we collaborated with 33 pharmaceutical partners on projects targeting over 49 different rare diseases.

A rare disease, by definition in the United States, is a disease that affects 200,000 or fewer people. However, with over 7,000 currently identified rare diseases, they in aggregate affect more than 350 million people globally. Rare diseases can be severe and often take years to diagnosis - on average it takes six to eight years for a patient with a rare disease to be diagnosed. This underscores the significant unmet need for high-quality genetic or other information in the rare disease space for the early identification and effective treatment of patients. Despite legislative initiatives and continued investment in rare disease drug development, significant unmet need still exists. Of the 7,000 identified rare diseases, it is estimated that 80%, or 5,600, have a genetic origin and, of these rare hereditary diseases, only approximately 250 rare hereditary diseases, or less than 5%, have an FDA approved treatment. The introduction of new treatments and development of cost-effective drugs are constrained by a number of factors including: a lack of high-quality information regarding the clinical heterogeneity of medical symptoms, lack of comprehensive and curated medical data, difficulties in the early identification of patients, lack of biomarkers and difficulties in understanding market size and epidemiology.

Our business is comprised of solutions for both physicians and their patients, as well as pharmaceutical companies. Our diagnostics solution typically starts with specialist physicians requesting diagnostic information to identify or confirm a rare disease by sending us their patients’ blood samples on our proprietary dried blood spot collection kit that bears the CE Mark - the CentoCard. With highly advanced technology, our proprietary database and our team of medical experts, we then deliver reports back to the physicians that contain what we believe is critical information containing genetic, proteomic, metabolomic information, or some combination, depending on what is most salient for each case. We also input this data to our CentoMD platform, which enriches our understanding of rare diseases broadly.

For our pharmaceutical partners, we are able to provide various valuable information using our platform. For instance, with the access to the data in our repository and biomaterials in our biobank, we have successfully developed biomarkers by applying highly sophisticated tools, including mass spectrometry technologies, together with artificial intelligence capabilities in an efficient and cost effective manner. Biomarkers are important in orphan drug development as well as post commercialization monitoring, by demonstrating the efficacy of existing and new drugs, performing longitudinal monitoring and informing necessary titration for individual rare disease patients. Newly identified biomarkers may also have the potential to become validated disease modifiers, opening up opportunities for new therapeutic approaches. As of December 31, 2020, we have capabilities and technology in place to leverage the data in our repository and biomaterials in our biobank to support 59 biomarker discovery programs, of which 14 biomarkers covering eight rare diseases, including AADC deficiency, Cystic Fibrosis, Fabry disease, Faber disease, Gaucher disease, Hereditary Angioedema Disease (“HAE”), Niemann-Pick Type A/B and Niemann-Pick Type C diseases, are now validated as laboratory developed tests.

In December 2018, the FDA issued a statement that supports the use of real-world evidence to accelerate drug development and to monitor the safety of drugs after they have been commercialized. Moreover, in February 2019, the FDA also issued a revised draft guidance for drug discovery in rare diseases, including a discussion of the benefits of using biomarkers as surrogate endpoints (the outcomes of which can be measured against therapy effectiveness in clinical trials). We believe that this new guidance from FDA, acknowledging the benefits of the use of both real-world evidence and biomarkers, further validates the value of our global proprietary rare disease platform and our biomarkers.

We historically have offered solutions to our pharmaceutical parties and clients through two business segments. In addition, the COVID-19 pandemic, which began in December 2019, resulted in our recognizing, as of the beginning of Q3 2020, a separate reportable segment comprising our COVID-19 diagnostics business. Our historical business segments – pharmaceutical and diagnostics – remain our core business segments. Our pharmaceutical segment provides a variety of products and services to our pharmaceutical partners, including target discovery, early patient recruitment and identification, epidemiological and patient population sizing insights, biomarker discovery and patient monitoring and follow-up. Our information platforms, our access to rare diseases patients and their biomaterials and our ability to develop proprietary technologies including biomarkers enable us to provide services to our pharmaceutical partners in all phases of the drug development process as well as post-commercialization. Revenues in our pharmaceutical segment are generated primarily from collaboration agreements with our pharmaceutical partners, which are structured on a fee per sample basis, milestone basis, fixed fee basis, royalty basis or a combination of these. For the year ended

December 31, 2020, €16,951 thousand, or 13.2%, of our total revenues were derived from our pharmaceutical segment. For the year ended December 31, 2019, €21,522 thousand, or 44.1%, of our total revenues were derived from our pharmaceutical segment.

Our diagnostics segment provides targeted genetic sequencing and diagnostics services to patients through our distribution partners and clients, who are typically physicians, labs or hospitals. As of December 31, 2020, we believe we offer the broadest diagnostic testing portfolio for rare diseases, covering over 19,000 genes using over 10,000 different tests.

Revenues from our diagnostics segment are typically generated by set fees per diagnostic test or per bundle of diagnostic tests under contracts with our clients. For the year ended December 31, 2020, €22,108 thousand, or 17.2%, of our total revenues were derived from our diagnostics segment. For the year ended December 31, 2019, €27,258 thousand, or 55.9%, of our total revenues were derived from our diagnostics segment.

We continuously work on expanding our medical and genetic knowledge of rare genetic diseases. We work with renowned international scientific and academic institutions on a variety of groundbreaking research projects involving a significant number of rare genetic disease patients.

The test requests that we receive from our customers in our pharmaceutical segment, our diagnostics segment, as well as from research projects yield a rich collection of genetic and biochemical data which are used to map out phenotype-genotype correlations and continuously enrich and improve the quality of our database.

For the year ended December 31, 2020, we received over 115,100 test requests in total for both our pharmaceutical and diagnostics segments, as well as for our internal research projects, bringing the total number of test requests received in the period from January 1, 2016 to December 31, 2020 to approximately 519,000. Compared to the total number of patients in our repository as of December 31, 2020, this shows that approximately 87% of our data and biomaterials came from the last five years, which is an important factor when it comes to recruiting patients for clinical trials and clinical studies, considering the short average life expectancy of rare disease patients.

During 2020, we successfully set up eight walk-in COVID-19 test facilities and several mobile test centers across Germany while offering our testing kits, CentoKit-19, online. Revenues generated through the COVID-19 segment for the year ended December 31, 2020 represented 69.6% of the Group’s total revenues. To support the expansion of test offerings, the Company acquired laboratory facilities and equipment, developed a Corona Test Portal and leased laboratory space at several locations in Germany. Total investments in COVID-19 testing as of December 31, 2020 amounted to approximately €10.8 million, of which approximately €7.7 million and €1.4 million, respectively, are included in property, plant and equipment and right-of-use assets. An amount of €1.7 million is included in intangible assets and relates to the development of the Corona Test Portal.

The graphic below shows the cumulative test requests for the diagnostics, pharmaceutical and COVID-19 segments, as well as test requests received for our internal research projects during the period from January 1, 2016 to December 31, 2020. The testing expenses relating to requests received for our internal research projects were included in Corporate as they did not generate any revenue and cannot be allocated to either of our three business segments.

For the majority of the pharmaceutical, diagnostics and corporate tests, we have express consent from the patients in our CentoMD, which offers the ability to retest their biomaterials in our biobank.

The graphic below shows the cumulative 176,400 test requests received from our diagnostics segment in the period from January 1, 2016 to December 31, 2020, split by different type of analysis.

“Standard genetic” testing includes our single gene, CNV and mutation quantification products.

From our inception in 2006, Centogene has been focused on changing the way patients with rare diseases are treated. Our laboratory at our headquarters in Rostock, Germany, as well as our Cambridge, Massachusetts facility, are equipped with the most advanced technologies from thirteen different diagnostic platforms and, as of December 31, 2020, together employ approximately 660 highly qualified personnel (including consultants) from over 55 nationalities. In addition to our laboratories, we have sales and administrative offices located in Berlin (Germany), Cambridge (Massachusetts, United States), Vienna (Austria), Dubai (United Arab Emirates), Delhi (India) and Zug (Switzerland), allowing us to further expand our international footprint.

Strategy

Our strategic objective is to improve the diagnosis and treatment of rare diseases by transforming real-world clinical and genetic and multi-omics data into actionable information for patients, physicians, and pharmaceutical companies, and unlocking critical knowledge that will guide and accelerate orphan drug development. To achieve this objective, our strategy is to:

•

Transform the rare disease landscape by applying precision medicine more comprehensively. Rare diseases affect patients of all ages and ethnicities, across the world. We are focused on creating broader awareness of the challenges these patients and their families face, including the lack of accurate and up-to-date diagnostic solutions and the lack of effective therapies. We leverage our global network to access patient populations of varying ethnicities and continue to expand our existing data repository, which we believe is the world’s largest repository for rare hereditary diseases. We believe this central source of knowledge will allow us to apply precision medicine more comprehensively, which will enable more accurate diagnosis as well as support the more efficient discovery and development of effective new treatment solutions for rare hereditary disease patients.

•

Further our leadership position in rare diseases and continue to build upon our data repository, which we believe is the world’s largest, and most comprehensive repository for rare disease patient data. Since our Company’s founding in 2006, we have been focused on collecting clinical, phenotypic and genomic data for patients with rare hereditary diseases. As of December 31, 2020, our data repository included nearly 600,000 patient samples from over 120 different countries. We plan to continue growing this repository of information and biological samples through the identification of additional patients by expanding our clinical network, which will facilitate more effective new drug development. This synergistic model will allow us to maintain our competitive advantage of having what we believe is the world’s largest curated data and sample repository for rare hereditary diseases.

•

Accelerate the discovery and development of orphan drugs for new and existing pharmaceutical partners. We are focused on leveraging our vast knowledge-base to support drug development for the rare disease industry in various ways. As of December 31, 2020, we collaborated with 33 pharmaceutical partners. In 2020, we entered into 16 new collaborations and completed 26 collaborations, resulting in a total of 66 active collaborations. Over 49 different rare diseases are covered by our current and historic collaborations. We intend to continue expanding the scope of these collaborations as well as our network of partners, and in particular commencing our collaboration at an earlier stage of the drug development by our partners. Our services span the full spectrum of drug development, including in vitro molecular screening (or target discovery), epidemiological studies, biomarker development as well as patient recruitment and identification. We believe these services support the speed and efficiency of our pharmaceutical partners’ drug development efforts and accelerate bringing new diagnostic and treatment solutions to rare hereditary disease patients. In the most attractive areas, we may establish and pursue our own discovery programs or co-invest into partnered programs.

•

Evolve our business to share in more of the value we provide to our pharmaceutical partners. Our database is also valuable beyond drug discovery as the biomarkers can be relevant for patient stratification and monitoring. Our database has multiple additional applications such as patient identification for therapeutic trials and treatment. For example, by identifying patients with a specific rare disease that are eligible for a clinical trial, we can reduce the time of clinical trial patient enrollment for our pharmaceutical partners. Reducing this enrollment time is often critically important in rare disease as the small number of patients of each disease can cause long enrollment periods.

Rare Disease Overview

Overview

The Rare Diseases Act of 2002 defines a rare disease as having a prevalence of fewer than 200,000 affected individuals in the United States. In the European Union, orphan drug designation is intended to promote the development of drugs for the diagnosis, prevention or treatment of life-threatening or chronically debilitating conditions affecting not more than one in 2,000 persons in the

European Union and for which no satisfactory method of diagnosis, prevention, or treatment has been authorized (or the product would be a significant benefit to those affected).

The National Institutes of Health lists more than 7,000 disorders that qualify as rare diseases. A wide range of conditions qualify as rare diseases and include, but are not limited to:

•	Lysosomal storage disorders such as Gaucher disease, Fabry disease, Pompe disease, the mucopolysaccharidosis disorders, Farber disease, Niemann-Pick disease and Metachromatic leukodystrophy;
•	Neurologic and neuromuscular disorders such as Huntington’s disease, Spinal Muscular Atrophy, Duchenne Muscular Dystrophy and Neuronal ceroid-lipofuscinosis type 2; and
•	Non-malignant hematological disorders such as paroxysmal nocturnal hemoglobinuria, atypical hemolytic uremic syndrome, hemophilia and hemoglobinopathies such as sickle cell disease and β-thalassemia.

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

Cause of Rare Diseases

While there are many causes of rare diseases, approximately 5,800 are due to genetic mutations which are hereditary and passed from one generation to the next. Genes direct the production of proteins, make up body structures like organs and tissue, as well as control chemical reactions and carry signals between cells. If a cell’s DNA is mutated, a dysfunctional protein may be produced, which can lead to a disease. Therefore, one way in which rare diseases can be diagnosed is by identifying the specific mutations in a patient’s DNA, even without the manifestation of physical symptoms. To date, there are estimated to be approximately 4,700 rare genetic diseases that can be diagnosed by diagnostic sequencing tools. Despite these advancements in science and availability of next-generation sequencing (“NGS”) technologies, rare diseases are complex and an underlying genetic cause for approximately 1,100 rare diseases is still unknown.

In addition, new genetic mutations associated with identified rare diseases are discovered every year, and as a result, rare genetic diseases that can be diagnosed need to be continuously updated with the new information, otherwise the diagnosis provided becomes inaccurate over time. From January 1, 2010 to December 31, 2020, there were over 4,000 new genetic mutations discovered and linked to rare diseases.

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

Delay to diagnosis is commonly experienced by patients and is due to poor awareness of rare diseases by health professionals and the small number of patients affected. This delay in diagnosis can be significant for many patients and may lead to irreversible progression of the patient’s condition, in particular when children are suffering from rare diseases. For example, in the United Kingdom and the United States, the average time to obtain a correct diagnosis for rare diseases was found to be five to seven years, and in this time there were two to three incorrect diagnoses for a given condition. Pediatric rare disease patients can experience an even more significant delay in diagnosis. Across both pediatric and adult patient populations, approximately 90% of rare disease patients are typically undiagnosed. For example, the National Fabry Disease Foundation estimates that there are approximately 50,000 Fabry disease patients in the United States, whereas only 4,000 to 5,000 are currently diagnosed. As a result of incorrect and delayed diagnosis, unnecessary tests and treatments are often carried out and in some cases treatment windows are missed entirely.

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

For more information on the impact of the COVID-19 outbreak on our business and financial results, please see “Item 3. Key Information—D. Risk Factors—The COVID-19 pandemic could adversely impact our business and results of operations.”

Orphan drug legislation in the United States has made significant improvements in encouraging the development of new drugs to treat rare diseases. Since the passage of the Orphan Drug Act and subsequent amendments to the orphan drug regulations, the FDA has granted over 5,000 orphan drug designations. Moreover, the FDA’s Center for Drug Evaluation and Research (“CDER”) approved 53 novel drugs in 2020, among which 58% were approved for treatment of orphan diseases, up from 44% in the previous year. During the year ended December 31, 2020, CDER has approved more than twice as many orphan drugs than in the previous 9 years, with a total of 195 novel orphan drugs approved from 2012 to 2020, as compared to 70 approvals for the period from 2003 to 2011.

The success of orphan drug legislation in the United States led to the adoption of similar legislation in other key markets, most notably in the European Union, where the European Commission grants orphan drug designation after receiving the opinion of the EMA committee, with over 2,200 orphan drug designations granted since 2000.

In the United States, orphan drug designation allows the drug sponsor to benefit from incentives for the development of these products up to marketing approval. The measures apply to all stages of drug development and include tax credits on clinical research, waiver of certain application fees and marketing exclusivity for seven years. In addition, more than $400 million was provided by the FDA’s Orphan Products Clinical Trials Grants Program over the last three decades and led to the approval of more than 60 different drugs for rare diseases. In the European Union, financial incentives including fee reductions or waivers are available and market exclusivity is granted for ten years.

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

Key Challenges in Rare Disease Drug Development

Despite the legislative initiatives to encourage orphan drug development and the consequent increase in investment and activity in the rare disease drug development space, significant unmet needs still exist. Of the 5,600 rare hereditary diseases, very few rare hereditary diseases have an FDA approved treatment. The limited number of treatments available for rare diseases is the greatest challenge for patient care and is based on the lack of research on rare diseases and barriers in developing and commercializing treatments.

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

Our Vision

We have an integrated approach with a detailed, global understanding of the genetic basis and the clinical phenotype of rare hereditary diseases, which we believe will unlock the ability to target rare diseases and provide critical knowledge that will guide drug development and monitoring, and ultimately improve patient care. We perform analysis on the patients’ data that we receive from our pharmaceutical and diagnostics businesses as well as from our research projects using a multi-omics approach, which combines genomics, proteomics, metabolomics and phenomics. The combination of multi-omics provides deep insights in the pathogenesis of rare hereditary diseases. The value in such a holistic diagnostics process has resulted in a shift from data generation to interpretation-based diagnostics, whereby the development and use of biomarkers and tests is the central element to bring rationality to treatment decisions for rare disease patients. High-quality, standardized clinical information supporting medical interpretation is a crucial element of the diagnostic process and leads to greater knowledge of the causes and symptoms of rare diseases. We believe a combination of worldwide data and detailed access to phenotype, genotype, proteomics and metabolomics data will aid in the development of new treatments and reduce the costs associated with orphan drug development.

Our Platform—An Integrated, Knowledge-Based System

To deliver on this vision, we have developed a global real-world data based proprietary platform that we believe will improve methods for identifying and monitoring rare diseases and provide solutions that accelerate the development of orphan drugs.

At the core of our platform is our data repository, which included, as of December 31, 2020, epidemiologic, phenotypic and genetic data of approximately 600,000 patients representing over 120 countries, and allows us to assemble an extensive knowledge base in rare hereditary diseases. We collect this detailed level of data in our repository through our easy-to-use CentoCard, a CE-Marked dried blood spot collection kit, captures blood samples of potential rare disease patients with a low cost of distribution, accompanied by the patients’ medical histories and completed consent forms from the physicians. The data is then validated by professionals using a systematic and scientific approach prior to feeding it into our repository and our central CentoMD database, which we believe is the world’s largest curated database for rare disease variants. As of December 31, 2020, we had over 3.9 billion weighted data points, or an average of over 6,500 data points per patient, to draw upon for insights which includes CentoMD data, clinical data, analyses performed, biochemistry data and clinical study data.

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

The Strengths of Our Platform

Access to these insights and knowledge through our platform is intended to streamline and accelerate the development of treatments for rare diseases, and aids in the understanding of how to identify new rare disease patients and how to recognize and quantify market opportunities in patient populations. We believe we offer the following solutions for the rare disease industry:

•

Extensive repository to identify rare disease patients: Our platform includes epidemiologic, phenotypic and genetic data that reflects a global population from approximately 600,000 patients, and also a biobank of these patients’ blood samples. This capability has been facilitated by our development of the CentoCard, a convenient logistical solution. CentoCard is CE-Marked and easily stored, allowing for massive amounts of data aggregation from around the world. Additionally, we have express consent from the majority of patients in our CentoMD, which offers the ability to retest their biomaterials in our biobank. We are able to provide information about available treatment options to the physicians in our medical reports, therefore adding to the physician’s decision-making tools in determining treatment for the patients. We believe this solution reflects the largest repository of rare disease patient data, thereby allowing us to assemble a knowledge base from which to derive accurate diagnoses and epidemiological information. We have relationships with a global network of specialists at rare disease “centers of excellence,” including over 50,000 physicians worldwide. With these relationships and the logistical advantages of our CentoCard product, we are able to continuously grow our repository from the collection of new patient samples and related patient data.

•

Ethnically diverse datasets: Our repository has the advantage of holding samples from a broad range of ethnicities. Our repository covers a substantial majority of ethnicities, as we have performed diagnostic tests for patients in over 120 countries. Without the ability to recognize ethnicity-specific patterns, the interpretation of genetic variants in patients is difficult and a patient’s physician may fail to find an accurate diagnosis. The mutation frequency distribution within one ethnicity can vary significantly from that of other ethnic groups with the same rare disease population. For example, a mutation in the Caucasian population might have a significant functional impact and cause a disease, but the exact same mutation in the Mongolian population might be without any functional consequence. Also, studies have shown that of the more than 1,893 Cystic Fibrosis mutations identified, patients of different ethnicities were subject to different types of genetic mutations. With access to data from a more diverse patient population, we are able to improve the interpretation of genetic variants, whether benign or causative. As of December 31, 2020, the patients from which we held data in our CentoMD were located among different geographical regions as follows:

•

Curated information in CentoMD: We focus on achieving the highest level of quality through data curation and process standardization. As of December 31, 2020, our CentoMD database included curated data from over 430,000 patients with over 12.7 million unique variants. Whenever sufficient information is available, another layer of manual curation will be performed by our professional scientists with strong backgrounds in human genetics for genotype-phenotype association, supported by computer-based tools. Our team of scientists collects, annotates and reviews the phenotypic, genetic and epidemiologic data of patient samples to ensure the highest medical validity of each sample. We also employ Human Phenotype Ontology (“HPO”) coding to accurately track and standardize sample phenotype and genotype data. Our methodological approach to information curation ensures we provide highly accurate data relevant to clinical diagnoses and decision-making. CentoMD brings rationality to the interpretation of global genetic data.

•

Our detailed genetic, proteomic and metabolic analysis is the key to fueling the knowledge base of rare disease patient populations needed to lead the pharmaceutical industry towards the successful development of additional rare disease treatments. Since all phenotypes have been HPO coded, researchers can access the database and query by keywords and identifiers. For example, with the term “renal insufficiency,” our system can directly analyze which genes and which pathogenic variants have been found to be causative for this phenotype. By combining multiple HPO codes such as “headache, diplopia, unsteady gait,” a list of relevant genes associated with these clinical symptoms with corresponding real diagnosed patients can be extracted and used for further follow-up analysis on a biomarker, which thereby refines our and our client’s understanding of variation in rare diseases. We believe this resource speeds up research projects dealing with the in-depth analysis of rare genotypes and phenotypes, which cannot be found in other databases with this level of convenience and reliability. As of December 31, 2020, CentoMD contained over 3,941 associated phenotypes and approximately 199,000 individual HPO associations, covering the 12 therapeutic areas as described below. These 12 therapeutic areas include over 3,941 diseases.

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

•

As of December 31, 2020, we had 59 biomarker programs, of which we have commercialized fourteen proprietary biomarkers for eight rare diseases. Biomarkers further support the diagnosis and monitoring of patients in a cost-effective manner, which is important to our pharmaceutical partners during the drug development process, and also can be used to help physicians make informed predictions regarding the progression of a particular disease in order to optimize treatment.

Based on the strengths of our platform, we are well placed to address the needs of the pharmaceutical industry. The following examples capture solutions that we have provided to our pharmaceutical partners covering epidemiological study, biomarker development and pharmaceutical diagnostics.

•

Fabry Disease. We published research in 2014 demonstrating that Fabry disease is the most frequent monogenic etiology in stroke patients under 55 years of age. Such insight is highly important for both patients and physicians in order to make an accurate and early diagnosis, and for our pharmaceutical partners trying to appropriately size the ultimate end market for Fabry disease. As of December 31, 2020, we have identified over 6,900 Fabry patients.

•

Gaucher Disease. We have been able to demonstrate that a mutation within the Gaucher gene (glucocerebrosidase gene) increases the likelihood of developing Parkinson’s disease. We believe our biomarker, Lyso-Gb1, has the potential to demonstrate the highest sensitivity and specificity for the diagnosis and monitoring of Gaucher disease, allowing clinicians and our pharmaceutical partners to gain a better understanding of the disease pathophysiology. A paper published in June 2019 in the International Journal of Molecular Sciences reported a four-year study of 81 children suffering from Gaucher disease of varying severity. This paper suggested that Lyso-Gb1 has the potential to be used as an accurate biomarker for monitoring children suffering from Gaucher disease. In addition, the data generated from Gaucher disease has stimulated new research and treatment strategies for Parkinson’s disease.

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

Our Core Business Commercialization Strategy

We are committed to improving the lives of rare disease patients by improving methods for identifying and monitoring rare diseases and providing solutions that accelerate the development of orphan drugs.

Our solutions from our core businesses are offered to our clients via two channels:

•

Pharmaceutical: Our pharmaceutical solutions provide a variety of services to our pharmaceutical partners, including target discovery, early patient recruitment and identification, epidemiological insights, biomarker discovery and patient monitoring. Our information platforms, deep access to rare disease patients and ability to develop proprietary technologies and biomarkers enable us to provide services to our pharmaceutical partners in all phases of the drug development process as well as post-commercialization. Revenues from our pharmaceutical segment are generated primarily from collaboration agreements with our pharmaceutical partners, which can be structured on a fee per sample basis, milestone basis, fixed fee basis, royalty basis or a combination of these. For the year ended December 31, 2020, €17.0 million, or 13.2%, of our total revenues were derived from our pharmaceutical segment. For the year ended December 31, 2019, €21.5 million, or 44.1%, of our total revenues were derived from our pharmaceutical segment.

•

Diagnostics: Our diagnostics segment provides targeted genetic sequencing and diagnostics services to patients through our distribution partners or our clients, who are typically physicians, labs or hospitals. As of December 31, 2020, we believe we offer the broadest diagnostic testing portfolio for rare diseases, covering over 19,000 genes using over 10,000 different tests. Revenues from our diagnostics segment are typically generated by set fees per diagnostic test or per bundle of diagnostic tests under contracts with our clients. In turn, the data collected from our diagnostics services allow us to continue to grow our repository and our CentoMD database. For the year ended December 31, 2020, €22.1 million, or 17.2%, of our total revenues were derived from our diagnostics segment. For the year ended December 31, 2019, €27.3 million, or 55.9%, of our total revenues were derived from our diagnostics segment.

Pharmaceutical Solutions

We are committed to accelerating the orphan drug development process for our pharmaceutical partners by providing our unique insights into rare diseases. As of December 31, 2020, we collaborated with 33 pharmaceutical partners. In 2020, we entered into 16 new collaborations and completed 26 collaborations, resulting in a total of 66 active collaborations. Over 49 different rare diseases are covered by our current and historic collaborations. We provide information solutions and diagnostic services to our pharmaceutical partners in all phases of orphan drug development and treatment, including discovery, preclinical development and clinical development, as well as post-market care. The below chart demonstrates the scope of our pharmaceutical services to each stage of the drug development process:

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

Epidemiological Studies

The ability of pharmaceutical companies to identify patients early and to optimize their clinical trials is key to the development of treatments for rare diseases. We offer epidemiological studies that will provide our partners with a more accurate picture and understanding of the scope and size of a particular rare disease population. We can also target these studies to a specific country or region of interest. This detailed epidemiological data can then aid our partners’ clinical study enrollment efforts.

After a pharmaceutical partner specifies the rare disease for the clinical trial, we identify the available epidemiological data and enhance the data with genetic and phenotypic information from our repository and curated CentoMD database. From there, our pharmaceutical partner can create a defined list of specific conditions that patients must meet for a clinical study.

We then perform a patient selection and identification program. We start by identifying existing patients in our database who fit the defined criteria. If a patient sample is included in our sample repository but not yet tested to the level required for the trial, we run a diagnostics test to confirm if the patient meets the study criteria. If we need to find a larger cohort of patients than is currently included in our database or in our sample repository, we leverage our global network of partners, key opinion leaders, clinical labs and specialist physicians to help identify new patients who are at risk of developing, or have developed, the particular disease, in line with our pharmaceutical partners’ defined patient cohort criteria. As a result, we are able to help our pharmaceutical partners optimize their clinical trials by more effectively selecting relevant patient groups and by leveraging our detailed understanding of the epidemiological data of the specific disease.

Biomarker Development

Biomarkers are key tools employed across the continuum of rare disease drug development. Namely, they are utilized to support diagnosis, serve as a companion diagnostic to demonstrate treatment efficacy, as well as monitor disease progression. Furthermore, biomarkers enable more efficient and economical patient diagnosis than genetic testing and allow mass screening programs for large patient cohorts.

In the development of a high-quality biomarker for a given rare disease, both heterogenous and homogeneous cohorts of patients with known phenotypic and genotypic aspects are needed to identify/validate the sensitivity and specificity of a biomarker for a given disease. We believe our CentoMD database is the largest curated mutation database for rare diseases as well as a vast source of healthy control individuals against whom we are able to identify the characteristics of unique biomarkers. Therefore, we believe we are ideally positioned to lead the market in rare disease biomarker development.

We have developed a suite of biomarkers, and we plan to further expand the development programs in 2021. As of December 31, 2020, we had 59 biomarker programs, of which 14 biomarkers covering eight rare diseases, including AADC deficiency, Cystic Fibrosis, Fabry disease, Faber disease, Gaucher disease, Hereditary Angioedema Disease (“HAE”), Niemann-Pick Type A/B and Niemann-Pick Type C diseases, have completed their development

With proprietary biomarkers, we can also qualitatively measure a patient’s response to approved drugs and to drugs in clinical trials, and using this data helps to determine the optimum treatment dosage for each patient. This not only helps to accelerate the development of orphan drugs by demonstrating the efficacy of the drugs in clinical trials, but also allows patients, physicians and reimbursement agencies to better understand the impact of the drugs. The below graphs demonstrate how Lyso-Gb1, our first commercialized biomarker, can be used for patient screening and monitoring in the context of Gaucher disease:

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

High-Throughput Risk Population Testing

Once a treatment is available for a rare disease, early identification of patients is critical so that patients can be treated before they have reached the stage of irreversible progression. We are able to support our pharmaceutical partners in their patient identification efforts by leveraging our knowledge and performing mass-spectrometry screening on a much broader group of patients with the risk profile of a given rare disease. We do this by using our biomarkers, which is economically efficient. If a positive diagnosis is concluded, we provide physicians with information on relevant treatment options, which helps physicians make clinically relevant decisions for the treatment of their patients. For negative diagnoses, no further confirmatory genetic or other testing is necessary. We provide each patient’s physician with a diagnostic report.

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

Key Partnerships

Shire/Takeda

In January 2015, we entered into an agreement with Shire, now a subsidiary of Takeda Pharmaceutical Company Limited, to provide certain diagnostic testing capabilities to Shire and its affiliates in order to enhance early diagnosis of patients suffering from lysosomal storage and other rare diseases, including Fabry disease, Gaucher disease and Hunter syndrome. Our unique expertise and repository of data contributes to Shire’s mission to shorten the time it takes for rare disease patients to get diagnosed. In connection with this agreement, we receive a fixed annual fee plus additional service-based payments related to regulatory and diagnostic sequencing activities.

In addition, in 2018, we entered into a new research agreement with Shire relating to their ongoing drug development efforts in HAE. As part of this agreement, we are conducting an extensive epidemiological study leveraging our data repository and network of physicians at centers of excellence to gain unique insights into HAE and to support Shire’s ongoing clinical development efforts.

In July 2019, we entered into a collaborative research agreement with Shire related to HAE Kininogen assay mass spectrometry testing and screening. Both parties obtained the limited right to use each other’s data and intellectual property related to such testing and screening for the sole purpose of performing research under the agreement.

Evotec International GmbH (“Evotec”)

In July 2018, we entered into an agreement with Evotec to support and jointly expedite their identification of new small molecule treatments in the field of glucocerebrosidase deficiency (“Gaucher Disease”). Evotec identifies active pharmaceutical ingredients based on the induced pluripotent stem cells (“iPSC”) that are generated from fibroblasts we obtain from skin biopsies of patients. We believe our collaboration will aid in the acceleration of drug development through the adoption and application of more accurate cellular models of the target disease and specific biomarkers to monitor such diseases. Our collaboration combines Evotec’s cellular compound screening platform and drug discovery capabilities with our medical and genetic insights to develop a high throughput platform to test innovative small molecules in Gaucher Disease. In connection with this agreement, we received an initial payment in 2018 and milestone payments as well as further royalty fees on net sales of products developed from this collaboration in 2018 and 2019. In July 2020, we expanded our agreement with Evotec into an extensive collaboration for the discovery of both targets and therapies for Gaucher Disease (“GD”). The use of patient-derived, tissue-specific disease models, which have been created using our iPSC platform, allows for proof of concept evaluations in GD. The collaboration combines Evotec’s expertise in high throughput screening and compound generation along with our genomic and metabolomic platforms to discover novel therapies for the treatment of GD patients.

Denali Therapeutics (“Denali”)

In September 2018, we entered into a strategic collaboration with Denali for the global identification and recruitment of LRRK2 positive Parkinson’s disease patients. We will utilize our CentoCard and extensive network with centers of excellence to conduct a targeted global recruitment campaign focused on the early identification and characterization of LRRK2 positive Parkinson’s patients for the recruitment into Denali’s clinical trials. Given that we believe Denali’s study is the lead clinical investigation of LRRK2 inhibitors for the treatment of Parkinson’s disease, there is no large global existing cohort of identified patients with the LRRK2 mutation in the early phase of the disease. We aim to overcome those challenges and accelerate the enrollment of further patients into this clinical study and consequently facilitate Denali’s drug development process. In connection with this collaboration, we received an initial payment, and are eligible for success-based and commercial milestones and reimbursement of selected costs.

Pfizer Inc. (“Pfizer”)

In July 2019, we entered into a strategic collaboration with Pfizer, pursuant to a global master scientific services agreement (“MSSA”). In addition to the MSSA, we entered into a statement of work (“SOW”) in November 2019 to provide testing and analysis services to Pfizer for patients in the United States or Puerto Rico with transthyretin amyloid cardiomyopathy (“ATTR-CM”), patients suspected of having ATTR-CM, or individuals with a confirmed family history of hereditary ATTR-CM.

In October 2019, we entered into a data access and collaboration agreement (“DACA”) with Pfizer, pursuant to which we granted Pfizer access to our data repository, which may be used in the discovery and validation of novel genetic and biochemical targets for the potential development of new therapies for rare diseases.

Our Diagnostic Solutions

Overview and Product Offering

Our diagnostic solutions segment provides diagnostic testing services to patients exclusively through our network of distribution partners and our diagnostics clients, who are typically physicians, labs or hospital facilities. Our patient outreach includes over 120 countries due in part to our CentoCard solution enabling an efficient and simple transfer of the sample from the point of care to the lab. Additionally, our online platform, CentoPortal, allows our clients to quickly and easily place orders and obtain information related to their patients’ test results and benefit from advancements in rare disease research, which we update on a regular basis. We provide a high-quality, end-to-end clinical diagnostics solution, which includes pretest clinical counseling performed by our medical experts whenever necessary, sample preparation, sequencing using NGS technology, medical interpretation using our manual and automated bioinformatics pipelines and medical reporting by our specialists.

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

In addition, we continuously develop new testing products to provide the most effective diagnosis products to our physician clients, leveraging insights from our platform and our deep medical expertise. For example, in 2018 we launched CentoDx, one of the largest panels currently available for rare hereditary disease diagnosis, based on next-generation sequencing technology and covering over 6,500 clinically relevant genes and more than 3,200 rare diseases. In addition to traditional genetic or other testing, we have continued developing innovative diagnostics tests to provide patients with faster, more reliable and more complete solutions. For example, we have developed CentoMetabolic, a panel product covering almost 200 metabolic disorders, developed specifically for patients with suspected metabolic disorders or presenting complex, overlapping symptoms, a metabolic crisis or neurological conditions of unknown etiology. The panel also includes enzyme-activity or biomarker testing, where applicable, which help to determine the disease status and severity. As of December 31, 2020, we offered a comprehensive testing portfolio of over 10,000 genetic sequencing tests covering more than 19,000 genes, from single gene to WGS-based products. We also offer differentiated comprehensive testing solutions including 30 biochemistry testing products, over 1,460 copy number variation tests (“CNVs”) and 5 NIPT products (single and twin). The graphic below outlines the scope of the diagnostics products that we currently offer.

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

We strive to provide the best quality of diagnostics testing, not only by following the strictest quality criteria complying with CAP, and CLIA certifications and adhering to ISO 15189 standards supported by our multidiscipline quality management system (“QMS”), but also by following applicable and market standard Good Laboratory Practice (“GLP”) and Good Manufacturing Practice Regulations (“GMP”) guidelines. Our processes are highly efficient and have been designed to deliver our medical report back to the physician within 30 days from receipt of the sample, even for our most complex tests.

Our diagnostics process is defined by our five-step process:

•

Medical Quality and Counseling: Rare disease specialists review the patient’s clinical records and confirm that the physician has requested the appropriate genetic test with regard to the patient’s individual circumstances and medical history. In all cases, the physician is required to provide us with a completed patient consent form, which our staff review for adequacy prior to the performance of any diagnostic services.

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

•

Once produced, the data is entered into a sophisticated series of our proprietary computational algorithms designed to detect and identify known pathogenic variants. The sequenced data is analyzed using our fully validated and automated bioinformatics pipeline and annotated with information from our mutation database, CentoMD. The database is key to the diagnostics process as it is used as the basis of comparison with the patient’s sequenced data. This analyzed genetic information together with the patient’s medical history and clinical data is then interpreted by our medical experts, a team of trained human geneticists and doctors. All identified mutations along with their annotations will undergo a manual validation against the medical history of the patient in order to ensure accuracy.

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

•

Reporting: Our test reports deliver clinically relevant information in a manner that seamlessly integrates into physician practices. A standard report contains a summary of the test result, provides our analysis, recommendations and detailed description of the patient’s relevant genomic alterations and a full data record for consolidation with the patient’s medical records. The report also identifies noteworthy absences of genomic alterations and summaries of, and references to, supporting data from peer-reviewed publications. If requested by the physician, we also provide information on variants in genes not associated with the patient’s disease or symptoms but that nonetheless contain medically actionable information (such as incidental or secondary findings).

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

Our Solutions for Providing High-Quality Data

CentoCard

Our sample collection method is a CE-Marked dried blood spot collection kit, the CentoCard (as shown below), which is translated into more than 30 languages and registered in more than 50 countries. The CentoCard is sent to physicians as part of a five-component kit: (1) the CentoCard, (2) a genetic or other testing informed consent form, (3) an instruction leaflet, (4) a self-addressed return envelope and (5) a plastic sleeve for the used CentoCard to be sealed in once the sample is obtained. In order to obtain the sample, a small amount of blood is drawn from a patient by his or her physician and placed on designated spots on the CentoCard. This sample is then left to dry for approximately two hours, during which time the sample stabilizes. Each CentoCard produced has a unique barcode that allows for the card to be traced at all times. It is delivered to our laboratory in Rostock, Germany, along with a signed consent form, from anywhere in the world via regular post. Samples collected on CentoCard are considered non-biohazardous materials, which allows them to be mailed across many borders without the need for certain customs declarations.

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

CentoCard sample:

CentoPortal

After a physician creates an online account on CentoPortal by following a few easy steps, the physician can order a test product of his or her choosing, provide and sign a patient consent online, provide an overview of the patient’s medical history, track the samples and progress of the diagnostic test and download the final medical report once the process is complete. Access to the CentoPortal requires secured authentication. This helps prevent unauthorized access, unauthorized use or loss of patient data.

CentoMD

We believe our CentoMD database is the world’s largest curated database for rare disease variants. All approved curated individual data is anonymized and released to CentoMD on a regular basis, offering the most complete and up-to-date information possible. The patient data we have collected in CentoMD 5.8 cover 12 therapeutic areas with over 3,941 diseases. Our CentoMD 5.8 includes curated data from over 430,000 patients with over 12.7 million unique variants and over 3,941 associated phenotypes.

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

CentoLSD

We have launched CentoLSD in January 2019, which we believe is the world’s largest knowledge-driven lysosomal storage disease (“LSD”) database, for the purpose to facilitate sharing our rare disease knowledge and enhance the diagnostic and treatment opportunities for rare disease patients. CentoLSD is free and accessible via our website and allows for researchers, pharmaceutical partners and clinicians to access a comprehensive database of genetic variants classified through a standardized curation workflow. Every variant reported in CentoLSD is linked to at least one clinically described case tested against Gaucher or Fabry disease through a validated and accredited laboratory workflow. CentoLSD’s interface is easy to use—for example, users can first select a gene of interest and can then further filter based on cDNA change, protein change, gDNA change, location of DNA change, coding effect, clinical significance and other variables.

MyLSD app

In parallel with CentoLSD, we have also developed myLSDapp, a smartphone application, which is designed to drive the management of personalized treatment for Gaucher disease patients and to support Gaucher specialists around the world. For patients, myLSDapp is designed to provide an overview of their personal treatment plan and their biomarker (Lyso-Gb1) monitoring results, and allows them to share treatment and result information with physicians. The app is designed to help physicians monitor the treatment of their patients and to develop insights into new treatments.

myLSDapp combines patients’ medical and quality-of-life information in one simple system, bringing a comprehensive view of treatment progress to patients and their authorized physicians. With the ability to request blood tests, monitor treatment dosage, and track Lyso-Gb1 levels from within one smartphone app, Gaucher disease patients and their physicians are able to examine the efficacy of therapy and if necessary, explore additional or alternative treatment methods.

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

Biomarker Development Process

So long as an adequate patient cohort exists for any of the 7,000 identified rare diseases, of which approximately 80% have a genetic origin, we believe unique biomarkers can be established. We may either develop a biomarker on our own, in which case we choose the rare disease to be analyzed using a biomarker, or we may develop a biomarker at the request of a pharmaceutical company, in which case we typically adapt a biomarker for a specific rare disease identified by the pharmaceutical company. In both cases, we own the rights to the biomarker or biomarker test, but in circumstances where a pharmaceutical company is funding the biomarker development process, we may agree to parameters for use of the biomarker going forward.

The first step to the biomarker development process is analyzing the data taken from our repository to perform a patient stratification. Patients with a phenotype and/or genotype known to be an indicator of the particular rare disease for which we plan to develop the biomarker are compared with a large cohort of healthy control individuals. We can conduct this process with a disease cohort of as few as ten patients in the case of metabolic diseases, although it is our experience that a higher number of patients (i.e., approximately 40) could result in a more specific biomarker target validation. The samples included in the study (patients and controls) must be of the same type (e.g., dried blood spots, plasma, tissue). The extraction is performed in a highly standardized manner as the results of the study depend on the stability of the samples and the uniformity of the extraction process. We then analyze the samples using an untargeted high resolution hybrid mass spectrometer either of the small molecules (full metabolic profile) or of the peptides (full proteomics profile). The resulting differences found between the patient cohort profiles and the control cohort profiles are identified using statistical and mathematical algorithms as well as methods based on artificial intelligence.

Artificial intelligence helps us to identify correlations between different data in an efficient and more accurate manner, and to discover patterns that would not be discovered manually. Artificial intelligence also allows us to perform fully automated pattern recognition on multidimensional data (e.g., retention time, collision cross section, monoisotopic ion mass, fragmentation pattern) obtained from mass spectrometry.

In 2020, we built an integrated biomarker development platform that substantially simplifies and accelerates the search and validation of metabolomic biomarkers. The platform allows us to align arbitrary numbers of mass spectrometry measurements and perform virtual experiments on this data for biomarker development. Since no further biomaterial is consumed after the one-time initial measurement, an unlimited number of experiments can be performed. The functionality is integrated in a user-friendly platform and therefore accessible to biological experts without knowledge about artificial intelligence. The platform supports the search for biomarker candidates as well as screening of patients.

The mass spectrometry peaks (signals) identified by the platform are then investigated with other mass spectrometric techniques (fragmentation and targeted mass spectrometry) to identify the metabolites underlying the signal (so-called structural elucidation). Proof of concept is performed on anonymized samples using targeted mass spectrometry, in which the identified biomarker candidates are quantified. This part of the process (from project selection to proof of concept) could be completed in three-months per biomarker project. We can then use the biomarkers to develop standardized tests for other services such as our patient screening processes followed by validation tests.

Validation Tests

As more patients are enrolled to the clinical trials, we are also able to perform further validation tests for the biomarker so that it could be used for longitudinal monitoring. Validation is a three to six month process during which the biomarker and its characteristics are assessed, which helps to determine the range of conditions under which the biomarker will give reproducible and accurate data. Approximately 50 to 100 patients in a disease cohort are needed to complete the validation process and approximately 8,000 to 10,000 different measurements are needed to comply with all CAP/CLIA/ISO requirements.

Research and Development

We are dedicated to scientific research and development in order to continuously improve the industry’s understanding of epidemiology and its analysis of clinical heterogeneity as an aid to the diagnosis of rare diseases. We have organized various conferences with experts and patient advocacy groups in the rare disease field from all over the world to exchange and promote knowledge related to rare diseases, such as our “Recent Advances in Rare Diseases (RARD)” conference which we had to defer in 2020 due to the COVID-19 pandemic.

In addition, we also undertake scientific research and clinical studies, both independently and together with our pharmaceutical partners, with the aim of positively contributing to the global understanding of rare diseases, as well as to improve the accuracy of diagnosis and to support the development of effective treatments for rare diseases.

We published over 65 scientific papers in 2020. Our major on-going clinical studies, other than those related to biomarker development, are as follows as of December 31, 2020.

In February 2020, we commenced our Rare Disease Day 2020 in Lahore, Pakistan at the Children’s Hospital of Lahore with presentations, talks and panel discussion reflecting the diagnostics and everyday challenges of patients and patient organizations. This was followed by a group discussion in Berlin, Germany involving policy makers, public authorities, researchers, health professionals and community members about innovative approaches to shorten the diagnostic odyssey of rare disease patients. The event ended in Mexico with discussions held by patients, patient organizations, physicians, politicians and community members from all over Latin America relating to a collaborative approach towards, and modern technologies used in, the creation of life-changing solutions for rare disease patients and their families. All of these activities serve to raise public awareness of rare diseases and shorten the diagnostic odyssey of rare disease patients.

Two Year Global Study on Colon- and Pancreas-Carcinoma (PICOP-Global)

In June 2019, we announced the initiation of a 24-month global proof-of-concept study focusing on the identification of tumor-specific neoantigens, which we anticipate will be used by our partners as the basis for developing a personalized, immune-based therapy to trigger patients’ own immune responses against tumors.

The study has enrolled over 150 participants with pancreas or colorectal carcinoma in order to analyze the molecular characteristics of tumors and to subsequently identify tumor-specific antigens (neoepitopes). In addition, the tumor and normal samples will be tested genetically to identify tumor associated mutations and MS/MS-based mutations, which will be used to develop neoepitopes and biomarkers. We believe that the collected data can be used in a multi-omics approach to potentially predict neoepitopes suitable for use in vaccines.

The PICOP-GLOBAL Study will be conducted without a treatment arm and in collaboration with the Surgical Oncology Society Pakistan. We are also partnering on this study with the University of Rostock, Germany and University of Greifswald, Germany. After this study is completed, a follow-up Phase I study will be conducted by Miltenyi Biotec.

Induced pluripotent stem cells (iPSC) program

Since early 2019, we have independently conducted an iPSC program (the “iPSC Program”) with the aim of supporting orphan drug development in a more cost-effective and efficient manner, in particular for the development of orphan drugs related to rare neurodegenerative, metabolic, and cardiovascular diseases. Human iPSCs, first reported in 2007, are reprogrammed from somatic cells and are self-renewal cells that can produce different types of cells. In the drug discovery process for rare diseases, iPSC technology is particularly important in providing information on the clinical spectrum of such diseases by generating disease-specific cells which can be used to evaluate novel therapeutics.

As of December 31, 2020, we had collected approximately 1,400 skin biopsies from patients with rare diseases from around the world. As part of our iPSC Program, we are currently in the process of reprogramming these biopsies into iPSC for a number of metabolic rare diseases and differentiating the cells into a number of disease-relevant cell types (macrophages, liver, microglia and neurons). We currently have established patient-derived macrophage disease models in both Gaucher and Niemann Pick Type C. Once completed, the iPSC Program will also further support orthogonal target validation as well as further biomarker discovery that we undertake.

Rostock International Parkinson’s Disease Study (ROPAD)

In May 2019, we initiated a 24-month global study (the “ROPAD Study”) to investigate the genetic factors in Parkinson’s disease (“PD”), one of the most common neurodegenerative disorders that affects approximately 1% of individuals globally over the age of 60. The ROPAD Study, which is being conducted in cooperation with the University of Lübeck, Germany, succeeded in enrolling 10,000 participants worldwide in order to provide a study cohort with a broad genetic background that mirrors the global population. The objective of the ROPAD Study is to gain a comprehensive understanding of how many and which genetic mutations in PD-associated genes are linked to the development of the disease. We plan to utilize our CentoCard product to identify participants with a mutation in LRRK2, GBA and other PD-associated genes. As of December 31, 2020, the study’s goal and related milestone have been achieved.

ROPAD Study participants that display mutations in PD genes will have the option to undergo further clinical assessment in a supplementary study, “LRRK2 International Parkinson’s Disease Project (LIPAD)”, conducted at the University of Lübeck, where a detailed phenotyping of participants will be performed in order to describe the frequency of all important clinical PD signs and symptoms. Patients enrolled in ROPAD with a LRRK2 mutation may also be offered participation in future clinical studies with one of our major collaboration partners, Denali.

Epidemiological Analysis for Hereditary Angioedema Disease (HAE)

In September 2018, we commenced the HAE study, which is a prospective, multicenter study in Germany, Poland, Turkey and the United Kingdom. The study focuses on patients with HAE, or patients with high-grade suspicion of suffering from HAE. The aim of the study is to estimate the epidemiological prevalence of disease in a population of 5,000 patients with repetitive abdominal pain attacks of unknown origin, as well as other clinical symptoms that could indicate the presence of HAE. HAE is a rare autosomal dominant disease resulting from mutations in the SERPING1 gene, leading to the deficient (type 1) or nonfunctional (type 2) C1 inhibitor protein. Clinical manifestations in all HAE types include acute attacks of non-urticarial edemas affecting the upper airway, face, extremities, genitals, and gastrointestinal system. As of December 31, 2020, over 1,100 patients have been tested under the study and the study’s aim has been achieved. Furthermore, a follow-up project focusing on testing additional HAE patients was initiated and resulted in further 422 study subjects by the end of 2020.

European Alpha-Mannosidosis Patient Epidemiological Program (EUMAP)

In August 2018, we commenced the EUMAP study, which is an international, multicenter, epidemiological study. The study aims to further explore and analyze the prevalence of Alpha-Mannosidosis disease in a clinical study cohort of 1,000 patients that are potentially suffering from Alpha-Mannosidosis disease, based on the patient’s clinical symptoms. Alpha-Mannosidosis is a very rare, hereditary lysosomal storage disorder, closely related to Mucopolysaccharidoses, which is estimated to occur in approximately 1 in 500,000 people worldwide. The disease is caused by mutations in the MAN2B1 gene, which interferes with the activity of the alpha-mannosidase enzyme and results in accumulation mannose-containing oligosaccharides in the lysosomes. The course of the disease is progressive in general, although symptoms can vary significantly between individual patients. It has been categorized into “mild”, “moderate” and “severe” depending on the severity of the symptoms and age of onset.

Hereditary Transthyretin-Related Amyloidosis Study (TRAM2)

In April 2018, we commenced TRAM2 study, which is a prospective, multicenter study in Germany, Austria and Switzerland, focusing on patients with polyneuropathy or cardiomyopathy of undetermined etiology. The study is a continuance of TRAM1 and aims to estimate the prevalence of hereditary transthyretin-Related Amyloidosis (“hATTR”) in a study cohort of 5,000 patients with polyneuropathy or cardiomyopathy of unknown etiology. As of December 31, 2020, the study’s goal has been reached and 5,000 patients were tested under the study. hATTR is an autosomal dominant inherited variable penetrance disease that we believe is often under- or mis-diagnosed, and it is caused by mutations in the receptor gene TTR. The clinical spectrum of hATTR varies greatly from exclusive neurological involvement to predominant cardiac manifestations, and without treatment hATTR can lead to heart failure. This disease typically affects people in their 30s to 50s and may lead to death within 10 years if left untreated.

Our Operations

Sales and Marketing

As of December 31, 2020, our CBO led a team of six dedicated employees for business development in our pharmaceutical segment. With the importance of the segment, it has been historically closely supported by our CEO due to his network with different pharmaceutical partners, as well as the appreciation of his knowledge of rare diseases by the industry. We anticipate growing our team to support the growing number of partnership opportunities.

As of December 31, 2020, we had a sales force of approximately 61 employees and consultants in our diagnostics segment. Our sales employees are all trained in key account management and/or genetic diagnostics and are able to discuss the different diagnostic and workflow needs of doctors, physicians and genetic counselors. To further develop our footprint and to support the rare disease patients in the United States, we established a presence in the United States at the end of 2017 with the hiring of a sales team and the opening of a new laboratory in Cambridge, Massachusetts in October 2018.

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

Our workflows and processes are supported by various specialized applications. For example, via our user-friendly online portal “CentoPortal,” analyses ranging from individual diagnostic requests to requests for pharmaceutical projects with high throughput testing can be ordered. Physicians can view the status of the samples they submitted and download a complete medical report. Upon receiving samples, we digitize all information to support a fully digital internal workflow. This starts with a web application for sample entries, where information is transferred automatically by interfaces to our laboratory information system. This information forms the basis of our medical reports, which are made available to doctors for download. Data is shared between CentoPortal and our laboratory information systems through a fully automated interface.

Artificial Intelligence

Since 2018, we have been using artificial intelligence to further automate our processes, obtain new insights about rare diseases from mass data sets and generate new knowledge-driven business models. For example, we use artificial intelligence to enhance our biomarker discovery process. This allows us to shorten data analysis time from weeks to minutes and to identify multiple biomarkers or additional biomarker patterns in our multi-omicsdatasets. We also use artificial intelligence to automate our curation process and the identification of genetic and/or metabolic modifiers. We currently have eight employees dedicated to this artificial intelligence effort.

We believe that our data repository provides us with a competitive advantage for driving the development of new and effective artificial intelligence tools, as the foundation of any successful artificial intelligence program is high quality data in a volume that can effectively generate results. The higher quality the data and the more data that are available, the better chance we have of building machine learning models with high predictive power and accuracy.

As of December 31, 2020, we deployed the following artificial intelligence programs:

Intelligent Character Recognition

Intelligent character recognition (“ICR”) at the sample entry stage enables us to fully digitize all information contained in sample order paperwork. Even on handwritten texts, our ICR technology achieves significant performance. This allows us to obtain accurate patient information at the initial stage of the diagnostics process and reduces the likelihood of human error.

Variant Prioritization

We have deployed a new variant prioritization tool based on our in-house artificial intelligence capability. This tool identifies the most likely disease-causing genes based on our repository, in order to further accelerate our and our partners’ diagnostics processes, and is in particular aimed to enhance the diagnostics process for whole exome and clinical exome sequencings.

With our clinical exome panel, which covers over 19,000 genes with known associated clinical phenotypes and covers over 3,700 diseases, the result of the sequencing process usually discovers between 70,000 and 150,000 variants per individual. However, the majority of these variants are benign or unrelated to the observed disease phenotype of the patient. With our huge data repository built up from the last 12 years, and a curated database with standardized HPO terms, our tool is able to rank the variants from most to least relevant. Based on such “ranked” variants, we can then compare the HPO terms of a new patient with the results of prior, anonymized patients included in our repository with variants in the same gene. This allows us to provide a diagnosis in a more rapid, comprehensive and accurate manner, especially for patients with very rare or as yet undescribed diseases.

Variant Classification

In 2015, American Collage of Medical Genetics and Genomics (ACMG) and the Association for Molecular Pathology (AMP) published a joint consensus recommendation for interpretation of genetic variants. ACMG’s recommended standards classify genetic variants, based on 28 criteria, into five categories: pathogenic, likely pathogenic, variant of uncertain significance (VUS), likely benign and benign. We have implemented a semi-automated variant classification tool that classifies variants detected in a sample based on ACMG’s recommended standards. Our tool will significantly reduce the time taken to interpret the clinical significance of genetic variants and increase the quality such interpretation.

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

Biomarker Discovery

Artificial intelligence enables results that previously would have been practically impossible. The direct analysis of multiple measurements that previously would have been impossible due to diverging experimental conditions, enables the detection of combined biomarkers, and drastically improves speed and reliability. The integration of the artificial intelligence-based methods into a user-friendly platform enables the medical experts to perform high-quality and high-performance biomarker experiments, with integrated quality control checks. Further support is given for structural identification through a database that searches for metabolites in an intelligent way.

Pilot for Multi-Omics Analysis

We piloted a multi-omics platform for genomics and metabolomics integration and visualization, which consists of a comprehensive multi-omics map of genes, mutations, metabolic reactions, enzymes, and regulatory elements of the lysosomal storage diseases. The map allows for the overlay of our genomic, metabolomic and phenomic data and the performance of perturbation experiments of expression parameters for phenotype prediction. This platform is capable of being extended to transcriptomics and proteomics. The platform provides a unique, innovative model for understanding system biology and allows for the selection of targets for drug discovery. In particular, it allows for the investigation of lysosomes and the associated pathways in the cause of disease.

Healthcare Reimbursement

Reimbursement of genetic or other testing differs markedly among countries and evolves rapidly based on advancements in technologies and cost. It is a challenge for insurers or public payers to decide when to reimburse for genetic or other tests that are offered by healthcare providers. One of the reasons this is difficult is that often there are alternative treatments with differing results, which insurers may not be able to easily evaluate.

Depending on the billing arrangement and applicable law, we may be reimbursed for genetic or other testing services by third-party payors that provide coverage to the patient, such as an insurance company or managed care organization, or by physicians or other authorized parties (such as hospitals or independent laboratories) that order our tests or refer tests to us. In the years ended December 31, 2020 and 2019, we derived about 1% of our total revenue from United States third-party payers that includes managed care organizations and other healthcare providers. In the years ended December 31, 2020 and 2019, we derived less than 1% of our total revenue from EU insurance companies and managed care organizations based in the European Union.

We have strategically determined to focus on countries around the globe where the prevalence of rare hereditary diseases is high or the availability of national genetic or other testing and interpretation is to some extent limited and therefore the complete reimbursement or partial payment by the government for our services is more likely. Therefore, the major markets for our diagnostics business currently include the Middle East, Western Europe, parts of Eastern Europe, Latin America, North America, South Asia and

parts of South-East Asia. In most of our markets, our diagnostics tests are billable directly to the party submitting the request for a test to us.

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

Further, we implement our big data concept based on architecture. Because we store a vast amount of raw data in our repository, we are able to aggregate data to gain new insights. Data gathering and variant curation are procedures developed and implemented in a web-based software (developed and maintained by Centogene N.V.) that is compliant with the HUGO Gene Nomenclature Committee (the “HGNC”), the Human Genome Variant Society (the “HGVS”) and HPO nomenclatures. The software integrates in-house sample management systems and analysis platforms with external databases, utilizes a combination of computer-based tools and manual review in order to assure the accuracy, efficiency and quality of curation process.

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

Quality Management System

We have developed and maintained a QMS that integrates the compliance of our processes with various medical device regulations, clinical trial requirements and clinical laboratory requirements. Our QMS is supported by standard operating procedures, educational and staff training plans, internal and external proficiency and competency programs, internal and external auditing, quality improvement indicators and pre-post analytical quality controls, including equipment maintenance, negative and positive controls, change management, employees and customer health and safety and document control programs. Our QMS integrates the compliance of our processes with the following requirements:

●	42 CFR §493Clinical Laboratory Improvement Amendments of 1988 (CLIA)
●	21 CFR §820FDA Quality System Regulation
●	21 CFR §812Investigational Device Exemptions
●	ISO 15189Medical laboratories – Particular requirements for Quality and Competence
●	ISO 13485Medical Devices – Quality Systems – Requirements for Regulatory Purposes
●	EU 2017/746European Union In Vitro Diagnostic Regulation
●	ISO 14971Medical Devices – Application of Risk Management to Medical Devices
●	21 CFR §803FDA Medical Device Reporting
●	21 CFR §806FDA Reports of Medical Device Corrections and Removals
●	MEDDEV 2.12-1Guidelines on a Medical Devices Vigilance System
●	NCCLS GP26-A3Application of a Quality Management System Model for Laboratory Services

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

Our uniform classification of variants is an important step in improving our understanding of disease pathogenicity. There are approximately 3 billion base pairs in an individual genome, which translates to approximately 200 gigabytes of data that can be obtained from a single sequencing process. The classification of variants which we record in our CentoMD database follow the American College of Medical Genetics and Genomics guidelines for variant classification, differentiated into five categories: pathogenic, likely pathogenic, uncertain clinical significance, likely benign or benign. If a diagnostic test is finalized without assigned clinical significance we still include the data in CentoMD under an “unclassified” quality status. This information can then be used as comparative data for future diagnostic tests. This systematic classification of variants is based on a highly qualified and standardized curation process, which allows us to provide our clients with high-quality clinical interpretations of newly identified variants, and also ensures that changes in variant classification will be communicated and reflected in our clinical interpretations in a timely manner.

As industry knowledge on variant frequencies increases, we reevaluate the variant classifications contained in our database on a regular basis to ensure our system incorporates the most up-to-date information. Additionally, given the number of rare diseases that have yet to be fully diagnosed and the speed of advancements in the rare disease industry, we regularly revisit “uncertain” patient data to reassess prior clinical interpretations against this new industry knowledge.

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

All approved curated individual data is then anonymized and released to CentoMD on a regular basis, offering the most complete and up to date information possible to its users. CentoMD is a constantly growing and enriching its database. As of December 31, 2020, CentoMD included curated data from over 430,000 patients. In addition, whenever additional evidence provided by our in house medical professionals or by external peer-reviewed literature becomes available, specific variants are revised and reclassified accordingly.

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

Notwithstanding these efforts, we cannot be sure that patents will be granted with respect to any patent applications we have filed or may file in the future, and we cannot be sure that any issued patents will not be challenged, invalidated, or circumvented or that such patents will be commercially useful in protecting our technology. Moreover, trade secrets can be difficult to protect. While we have confidence in the measures we take to protect and preserve our trade secrets, such measures can be breached, and we may not have adequate remedies for any such breach. In addition, our trade secrets may otherwise become known or be independently discovered by competitors. For more information regarding the risks related to our intellectual property, please see “Item 3. Key Information—D. Risk Factors—Intellectual Property Risks Related to Our Business.”

Patents

Each patent family in our patent portfolio typically includes one or more priority-forming patent applications on the basis of which an international patent application (an application filed under the Patent Cooperation Treaty (“PCT”)) is filed, after which national and regional patent applications are prosecuted in various jurisdictions. As of December 31, 2020, our patent portfolio was as follows:

•

With regard to our biomarker for Gaucher disease, we own one issued U.S. patent, one pending U.S. non-provisional patent application, issued patents in Australia, China, Europe, Israel, Japan and Russia, and five pending patent applications in the following foreign jurisdictions: Brazil, Canada, Europe, Israel, and Russia. The two issued European patents have been validated in one or more contracting states of the European Patent Convention. These issued patents, and any patents granted from such applications, are expected to expire in 2032, without taking potential patent term extensions or adjustments into account.

•

With regard to our biomarker for metachromatic leukodystrophy, we own two separate patent families. The first patent family consists of one issued U.S. patent, one pending U.S. non-provisional patent application, issued European, Australian and Israeli patents, and one pending patent application in Brazil. The second patent family consists of one pending European patent application. The issued patent, and any patents granted from such applications, are expected to expire between 2033 and 2040, without taking potential patent term extensions or adjustments into account.

•

With regard to our biomarker for Niemann-Pick disease, we own three issued U.S. patents, two pending U.S. non-provisional patent applications, issued patents in Europe, Japan and Mexico, and pending patent applications in the following foreign jurisdictions: Australia, Brazil, Canada, Europe, Israel, Japan, and Mexico. The two issued European patents have been validated in one or more contracting states of the European Patent Convention. These issued patents, and any patents granted from such applications, are expected to expire between 2032 and 2035, without taking potential patent term extensions or adjustments into account.

•

With regard to our biomarker for Farber’s disease, we own one pending U.S. non-provisional patent application and nine pending patent applications in the following foreign jurisdictions: Australia, Brazil, Canada, China, Europe, Hong Kong, Mexico, Saudi Arabia and the United Arab Emirates. Any patents granted from such applications are expected to expire in 2036, without taking potential patent term extensions or adjustments into account.

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

The term of individual patents depends upon the legal term for patents in the countries in which they are granted. In most countries, including the United States, the patent term is 20 years from the earliest claimed filing date of a non-provisional patent application in the applicable country. In the United States, a patent’s term may, in certain cases, be lengthened by patent term adjustment, which compensates a patentee for administrative delays by the USPTO in examining and granting a patent, or may be shortened if a patent is terminally disclaimed over a commonly owned patent or a patent naming a common inventor and having an earlier expiration date.

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

Our brand is very important to us, as it is a symbol of our reputation and representative of the goodwill we seek to generate with our customers. Consequently, we have invested significant resources in the protection of our trademarks. We seek trademark protection in the United States and in foreign jurisdictions where available and when appropriate. We own registered trademarks for both “Centogene” and “CentoMD” in Europe, the United States and other jurisdictions, including Canada and Japan.

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

CLIA and State Regulation

Because we operate clinical laboratories, we are required to hold certain United States federal and state licenses and certifications to conduct our business. We are subject to CLIA regulations in the United States, which establish quality standards for all laboratory testing to ensure the accuracy, reliability and timeliness of patient test results regardless of where the test is performed. Our laboratories in Rostock, Germany and Cambridge, Massachusetts are CLIA-certified and accredited by CAP, as well as CAP ISO 15189 accredited. In addition, we are required to meet certain laboratory licensing requirements for states with regulations beyond CLIA. For more information on state licensing requirements, see “—Regulation—United States Regulation—State Laboratory Testing.”

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

We are subject to survey and inspection every two years to assess compliance with program standards, and may be subject to additional unannounced inspections. Laboratories performing high-complexity testing are required to meet more stringent requirements than laboratories performing less complex tests. In addition, a laboratory like ours that is certified as “high-complexity” under CLIA may develop, manufacture, validate and use proprietary tests referred to as LDTs. While laboratories that offer LDTs are subject to the FDC Act, in addition to CLIA, the FDA has generally exercised enforcement discretion towards these tests. In compliance with CLIA requirements to establish performance specifications, including accuracy, precision, specificity, sensitivity and a reference range for any LDT used in clinical testing, our LDTs have undergone full analytical validation.

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

State Laboratory Testing

CLIA also provides that a state may adopt laboratory regulations that are more stringent than those under federal law, and a number of states have implemented their own more stringent laboratory regulatory schemes. State laws may require that laboratory personnel meet certain qualifications, specify certain quality controls, or prescribe record maintenance requirements. Our clinical operations at our Cambridge laboratory are required to meet certain state laboratory licensing and other requirements, which in some areas are more stringent than CLIA requirements. Our Cambridge, Massachusetts lab is also subject to Massachusetts Department of Public Health clinical laboratory permitting requirements. In October 2018, we received our CLIA permit to perform high complexity genetic testing in our Cambridge, Massachusetts lab. Our Massachusetts Department of Public Health clinical laboratory permit application was reviewed and the lab was inspected. It passed accreditation with no deficiencies and was issued a Massachusetts license for high complexity testing in November 2018. We have been permitted to begin testing in November 2018. Two states, New York and Washington, are CLIA-exempt, however, and as such have their own regulatory requirements to which we may be subject. CMS deemed both New York and Washington as CLIA-exempt because their licensing and supervisory programs are more stringent than that run by CMS and the CDC. New York requires clinical laboratories that accept specimens from New York residents to have both a CLIA and New York Clinical Laboratory Evaluation Program (“CLEP”) permit. CLEP approval can take up to a year, and can be costly and time-consuming. Washington State does not require clinical laboratories to have a CLIA permit, but does require the clinical laboratory to apply for a Washington State lab permit.

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

From time to time, other states, such as California, Rhode Island, Maryland, New York and Pennsylvania, may require out-of-state laboratories to obtain licensure in order to accept specimens from the state, even though the laboratory is not located in such state. If we identify any other state with such requirements, or if we are contacted by any other state advising us of such requirements, we intend to follow instructions from the state regulators as to how we should comply with such requirements. We are currently licensed in Florida, Pennsylvania, Maryland, Rhode Island and California and are in the process of obtaining a New York State license.

Many states have also implemented genetic or other testing and privacy laws imposing specific patient consent requirements and protecting test results. In some cases, we are prohibited from conducting certain tests without a certification of patient consent by the physician ordering the test. Requirements of these laws and penalties for violations vary widely. We review our obligations regarding genetic or other testing and consent periodically. If we identify states with such requirements, or if we are contacted by any other state advising us of such requirements, we intend to follow instructions from the state regulators as to how we should comply with such requirements.

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

IVDs are types of medical devices that can be used in the diagnosis or detection of diseases, conditions or infections, including, without limitation, the presence of certain chemicals, genetic information or other biomarkers. Predictive, prognostic and screening tests, such as carrier screening tests, can also be IVDs. A subset of IVDs is known as analyte-specific reagents (“ASRs”). ASRs consist of single reagents, and are intended for use in a diagnostic application for the identification and quantification of an individual chemical substance in biological specimens. ASRs are medical devices, but most are exempt from 510(k) review. As medical devices, ASRs have to comply with some QSR provisions and other device requirements, such as establishment registration, device listing and medical device reporting.

The FDC Act classifies medical devices into one of three categories based on the risks associated with the device and the level of control necessary to provide reasonable assurance of safety and effectiveness. Class I devices are deemed to be low risk and are subject to the fewest regulatory controls. Many Class I devices are exempt from FDA premarket review requirements. Class II devices, including some software products to the extent that they qualify as a device, are deemed to be moderate risk, and generally require clearance through the premarket notification, or 510(k) clearance, process in order to be commercially distributed. Class III devices are generally the highest risk devices and are subject to the highest level of regulatory control to provide reasonable assurance of the device’s safety and effectiveness. Class III devices typically require approval of a PMA by the FDA before they are marketed. A clinical study is almost always required to support a PMA application and is sometimes required for 510(k) clearance. All clinical studies of investigational devices must be conducted in compliance with any applicable FDA and Institutional Review Board requirements. Devices that are exempt from FDA premarket review requirements must nonetheless comply with general post-market controls as described below, unless the FDA has chosen to exercise enforcement discretion and not regulate them.

510(k) clearance pathway. To obtain 510(k) clearance, a manufacturer must submit a premarket notification demonstrating to the FDA’s satisfaction that the proposed device is substantially equivalent to a previously 510(k)-cleared device or a device that was in commercial distribution before May 28, 1976 for which the FDA has not yet called for submission of PMA applications. The previously cleared device is known as a predicate. The FDA’s 510(k) clearance pathway usually takes from three to 12 months, but it can take longer, particularly for a novel type of product.

PMA pathway. The PMA pathway requires proof of the safety and effectiveness of the device to the FDA’s satisfaction. The PMA pathway is costly, lengthy and uncertain. A PMA application must provide extensive preclinical and clinical trial data as well as information about the device and its components regarding, among other things, device design, manufacturing and labeling. As part of its PMA review process, the FDA will typically inspect the manufacturer’s facilities for compliance with QSR requirements, which impose elaborate testing, control, documentation and other quality assurance procedures. The PMA review process typically takes one to three years but can take longer.

De novo pathway. If no predicate device can be identified, the product is automatically classified as Class III, requiring a PMA application. However, the FDA can reclassify, or use “de novo classification,” for a device for which there was no predicate device if the device is low or moderate risk. The FDA will identify “special controls” that the manufacturer must implement, which often include labeling and other restrictions. Subsequent applicants can rely on the de novo product as a predicate for a 510(k) clearance. The de novo route is less burdensome than the PMA process. A device company can ask the FDA at the outset if the de novo route is available and submit the application as one requesting de novo classification. The de novo route has been used for many IVD products.

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

Research use only. Research use only (“RUO”) products belong to a separate regulatory classification under a long-standing FDA regulation. RUO products are not regulated as medical devices and are therefore not subject to the regulatory requirements discussed above. The products must bear the statement: “For Research Use Only. Not for Use in Diagnostic Procedures.” RUO products cannot make any claims related to safety, effectiveness or diagnostic utility, and they cannot be intended for human clinical diagnostic use. A product labeled RUO but intended to be used diagnostically may be viewed by the FDA as adulterated and misbranded under the FDC Act and is subject to FDA enforcement activities, including requiring the supplier to seek clearance or approval for the products. Our LDT uses instruments and reagents labeled as RUO in our laboratories.

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

On October 3, 2014, the FDA issued two draft guidance documents regarding oversight of LDTs. These draft guidance documents proposed more active review of LDTs. The draft guidance has been the subject of considerable controversy, and in November 2016, the FDA announced that it would not be finalizing the 2014 draft guidance documents. On January 13, 2017, the FDA issued a discussion paper which laid out elements of a possible revised future LDT regulatory framework, but did not establish any regulatory requirements.

The FDA’s efforts to regulate LDTs have prompted the drafting of legislation governing diagnostic products and services that sought to substantially revamp the regulation of both LDTs and IVDs. Congress may still act to provide further direction to the FDA on the regulation of LDTs.

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

The privacy regulations cover the use and disclosure of protected health information by healthcare providers and other covered entities. They also set forth certain rights that an individual has with respect to his or her protected health information maintained by a healthcare provider, including the right to access or amend certain records containing protected health information, or to request restrictions on the use or disclosure of protected health information. The security regulations establish requirements for safeguarding the confidentiality, integrity and availability of protected health information that is electronically transmitted or electronically stored. The HITECH Act, among other things, established certain protected health information security breach notification requirements. A covered entity must notify affected individual(s) and the United States Department of Health and Human Services when there is a breach of unsecured protected health information. The HITECH Act also strengthened the civil and criminal penalties that may be imposed against covered entities, business associates, and individuals, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions. In addition, other federal and state laws may govern the privacy and security of health and other information in certain circumstances, many of which differ from each other in significant ways and may not be preempted by HIPAA, thus complicating compliance efforts. The HIPAA privacy and security regulations establish a uniform federal “floor” that healthcare providers must meet and do not supersede state laws that are more stringent or provide individuals with greater rights with respect to the privacy or security of, and access to, their records containing protected health information. Massachusetts, for example, has a state law that protects the privacy and security of personal information of Massachusetts residents that is more prescriptive than HIPAA.

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

Finally, another development affecting the healthcare industry is the increased enforcement of the federal False Claims Act and, in particular, actions brought pursuant to the False Claims Act’s “whistleblower” or qui tam provisions. The False Claims Act imposes liability on any person or entity that, among other things, knowingly presents, or causes to be presented, a false or fraudulent claim for payment by a federal governmental payor program. The qui tam provisions of the False Claims Act allow a private individual to bring actions on behalf of the federal government alleging that the defendant has defrauded the federal government by submitting a false claim to the federal government and permit such individuals to share in any amounts paid by the entity to the government in fines or settlement. When an entity is determined to have violated the False Claims Act, it may be required to pay up to three times the actual damages sustained by the government, plus civil penalties ranging from $11,181 to $22,363 for each false claim. These civil penalties are also adjusted for inflation periodically.

In addition, various states have enacted false claim laws analogous to the federal False Claims Act, although many of these state laws apply where a claim is submitted to any third-party payor and not merely a governmental payor program.

Physician Referral Prohibitions

Under a United States federal law directed at “self-referral,” commonly known as the “Stark Law,” there are prohibitions, with certain exceptions, on referrals for certain designated health services, including laboratory services, that are covered by the Medicare and Medicaid programs by physicians who personally, or through a family member, have an investment or ownership interest in, or a compensation arrangement with, an entity performing the tests. The prohibition also extends to payment for any testing referred in violation of the Stark Law. A person who engages in a scheme to circumvent the Stark Law’s referral prohibition may be fined up to $100,000 for each such arrangement or scheme. In addition, any person who presents or causes to be presented a claim to the Medicare or Medicaid programs in violation of the Stark Law is subject to civil monetary penalties of up to $15,000 per bill submission, an assessment of up to three times the amount claimed and possible exclusion from participation in federal governmental payor programs. Bills submitted in violation of the Stark Law may not be paid by Medicare or Medicaid, and any person collecting any amounts with respect to any such prohibited bill is obligated to refund such amounts. Many states have comparable laws that are not limited to Medicare and Medicaid referrals.

Corporate Practice of Medicine

Approximately 30 states in the United States have enacted laws prohibiting business corporations, such as us, from practicing medicine and employing or engaging physicians to practice medicine, generally referred to as the prohibition against the corporate practice of medicine. These laws are designed to prevent interference in the medical decision-making process by anyone who is not a licensed physician. For example, California’s Medical Board has indicated that determining what diagnostic tests are appropriate for a particular condition and taking responsibility for the ultimate overall care of the patient, including providing treatment options available to the patient, would constitute the unlicensed practice of medicine if performed by an unlicensed person. Violation of these corporate practice of medicine laws may result in civil or criminal fines, as well as sanctions imposed against us and/or the professional through licensure proceedings.

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

The U.S. federal Physician Payments Sunshine Act requires certain manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program, with specific exceptions, to annually report to CMS information related to payments or other transfers of value made to physicians and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members.

European Regulation

European sales of medical and diagnostic devices are subject to European regulations. The time required to obtain clearance or approval by a foreign country may be longer or shorter than that required for FDA clearance or approval, and the requirements may be different. Set forth below are highlights of the key European regulatory schemes applicable to our business.

European Conformity Marking (“CE Mark”) and Certifications

The primary regulatory body in Europe is the European Commission, which has adopted numerous directives and has promulgated standards regulating the design, manufacture, clinical trials, labeling and adverse event reporting for medical and diagnostic devices. Devices that comply with the requirements of a relevant directive will be entitled to bear the CE Mark indicating that the device conforms to the essential requirements of the applicable directives and, accordingly, can be commercially distributed throughout the member states of the European Union, and other countries that comply with or mirror these directives. The method of assessing conformity varies depending on the type and class of the product, but normally involves a combination of self-assessment by the manufacturer and a third-party assessment by a notified body, an independent and neutral institution appointed by a country to conduct the conformity assessment. This third-party assessment may consist of an audit of the manufacturer’s quality system, review of technical documentation and specific testing of the manufacturer’s device. Such an assessment may be required in order for a manufacturer to commercially distribute the product throughout these countries. ISO 13485 certification is a voluntary standard. Quality systems that implement relevant harmonized standards establish the presumption of conformity with the essential requirements for a CE Mark.

We currently have 3 Invitro Diagnostic Medical Devices, the CentoCard, CentoSwab and CentoNIPT, which must be in compliance with Directive IVD 98/79/EG and Regulation (EU) 2017/746 (which will enter into force on May 26, 2022), to affix the CE Mark. The EU MDR Medical Device Regulation (MDR) is applicable for all our Medical Devices to affix the CE Mark. We use EN ISO 13485:2016 as the Quality Management Standard for Medical Devices and Invitro Diagnostic Medical Devices.

Laboratory-Developed Tests

As currently a majority of our diagnostic testing is run at our laboratory in Rostock, Germany, the European Union and German legislation on in vitro diagnostic medical devices applies. According to the recitals of the IVD-MDD, reagents which are produced within “health-institution laboratories” for use in that environment and which are not subject to commercial transactions are not covered by the Directive. However, the legal framework for applying the exemption clauses for LDTs is not entirely clear as the IVD-MDD lacks an explicit definition and there is no related case law. As of May 2022, when the new IVD-MDR becomes applicable, the general safety and performance requirements set out in Annex I IVD-MDR are applicable also to devices manufactured and used only within health institutions. Overall the exemptions for LDTs will be narrowed, as even health institutions that use LDTs, among other institutions, will have to provide information upon request on the use of such devices to their relevant authorities and the particular health institution will have to draw up a declaration which it is required to make publicly available. If those conditions are not met and/or diagnostic tests are manufactured and used only within health institutions but not “on an industrial scale”, such tests will qualify as IVDs with the IVD-MDR applying with full applicability. Additionally, U.S. regulation applies to our laboratory-developed tests (see “Regulation—Regulation States Regulation—Laboratory-developed tests” for more information).

General Data Protection Regulation

In May 2016, the European Union formally adopted the GDPR, which applied to all EU member states as of May 25, 2018 and replaced the EU Data Protection Directive. The GDPR imposes strict requirements on controllers and processors of personal data, including special protections for “sensitive information,” which includes health and genetic information of data subjects residing in the European Union. The GDPR grants individuals the opportunity to object to the processing of their personal information, allows them to request deletion of personal information in certain circumstances, and provides an individual with an express right to seek legal remedies in the event the individual believes his or her rights have been violated. Further, the GDPR imposes strict rules on the transfer of personal data out of the European Union to the United States or other regions that have not been deemed to offer “adequate” privacy protections. It has increased our responsibility and liability in relation to personal data that we process and we may be required to put in place additional mechanisms ensuring compliance with the new EU data protection rules.

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

Competition

We believe, for our core business, that we are the company offering the most comprehensive services to both diagnostics and pharmaceutical partners in the rare disease field, with highly curated data combining genetic, epidemiological and phenotypical information and proprietary biomarkers. Our principal competitors are existing mainstream diagnostics companies or companies specializing in certain rare diseases as well as cloud-based bioinformatic companies and entities that offer open source uncurated genetic databases. However, these companies do not offer curated information or as broad of a testing portfolio for rare diseases in as many geographical regions as we do. For example, we have found that the genetic mutation causing the same rare diseases and the phenotypical patterns may vary depending on the ethnicity of the patients, which we have identified based on our global data sets. Such unique insights may not be available to other companies that do not have the same global scope of patient data.

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

Legal Proceedings

For more information, see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.”

C.Organizational Structure

Our parent company is Centogene N.V. (the “Company”). Centogene B.V. was incorporated on October 11, 2018. In connection with our initial public offering which closed on November 12, 2019, we executed a corporate reorganization whereby Centogene B.V. was converted into Centogene N.V., and Centogene N.V. became the holding company for Centogene AG (now Centogene GmbH).

Our major subsidiaries are listed below.

	Country in which primary	Equity interest (%)
Name	activities are pursued	Dec 31, 2019	Dec 31, 2020
Centogene GmbH	Germany	100	100
Centogene IP GmbH	Germany	100	100
Centogene Shared Service GmbH	Germany	100	100
Centogene FZ-LLC	United Arab Emirates	100	100
Centogene US, LLC	USA	100	100
Centogene GmbH	Austria	90	90
Centogene India Pvt. Ltd.(1)	India	51	100
Centogene Switzerland AG	Switzerland	—	100
CentoSafe B.V.	Netherlands	—	100
Centogene d.o.o. Belgrade	Serbia	—	100
LPC GmbH(2)	Germany	51	—
Dr. Bauer Laboratoriums GmbH(3)	Germany	—	—

(1)             The Group acquired the remaining 49% of Centogene India Pvt. Ltd. in 2020.
(2)The Group disposed of its entire 51% interest in LPC GmbH in 2020.
(3)Centogene does not own any shares in Dr. Bauer Laboratoriums GmbH. However, Centogene meets the criteria of the control model under IFRS 10 as it has exposure to variable returns from, and the ability to use power to affect returns of, Dr. Bauer Laboratoriums GmbH.

D.Property, Plants and Equipment

Our headquarters are located in Rostock, Germany, where we occupy approximately 8,500 square meters of office and laboratory space that was originally constructed by us. In July 2019, Centogene AG (now Centogene GmbH) entered into a sale and leaseback transaction, pursuant to which we sold our Rostock headquarters building to a third party for €24,000 thousand. We then leased the building from the third party for a period of 12 years at a fixed rate per month with the option to extend twice. In addition, a bank guarantee of €3,000 thousand (which we have secured by cash deposit of € 1,500 thousand) is required to be maintained during the lease period. In February 2020, we entered into another lease contract for the further expansion of our Rostock headquarters. The new lease contract will cover a total area of approximately 2,850 square meters of offices, staff facilities and storage spaces, and will commence during the first quarter of 2023, when the building is expected to be completed by the lessor. The lease is charged at a fixed rate and covers a fixed period of eight years, with the option to extend twice. The lease cannot be terminated during the fixed eight-year period, but we are permitted to sub-lease to a third party.

In September 2018, we also opened an office and laboratory facility in Cambridge, Massachusetts. We rented the premises with a two-year lease covering approximately 168 square meters. In June 2019, we rented additional premises of approximately 194 square meters. The contract provides for, and we have exercised, an option to extend for a period of two years after the current term ended on June 30, 2020.

Both laboratories in Rostock, Germany and in Cambridge, Massachusetts, are equipped with the most advanced technologies for clinical diagnostics, clinical studies and research and development. We strive to follow the strictest quality criteria at all times and both laboratories are certified by the Centers for Medicare and Medicaid Services and accredited by the College of American Pathologists. To further enhance flexibility in capital management, we may purchase some of the leased laboratory equipment. These leases usually cover a period of two to four years, and our obligations under these leases are secured by the lessor’s title to the leased assets.

In March 2020, we announced the commencement of testing for COVID-19. In order to increase the testing capacity, we acquired the laboratory facilities and equipment of a former cancer immunotherapy company and leased their former laboratory space in Hamburg, Germany. The lease is charged at a fixed rate and covers a fixed period of five years, with an option to extend. We do not have the right to terminate the lease during the fixed five-year period, but we are permitted to sub-lease to a third party. To facilitate the increased demand in testing for COVID-19 in Germany, we have opened a COVID-19 test center at Germany’s largest airport in Frankfurt am Main and an additional COVID-19 testing laboratory based in Industriepark Höchst in Frankfurt am Main, Germany. Additionally, in 2020 we operated COVID-19 test centers at the airports in Hamburg, Düsseldorf and Berlin as well as in city centers in Frankfurt am Main, Wiesbaden and Berlin. We have entered into short term lease agreements in respect of these test centers.

In addition to our laboratories, we have sales and administrative offices located in Berlin (Germany), Cambridge (Massachusetts, United States), Vienna (Austria), Dubai (United Arab Emirates), Delhi (India) and Zug (Switzerland), allowing us to further expand our international footprint. Considering the continuous expansion of our business, we relocated our office to Berlin, Germany in October 2019. The new office covers an area of approximately 1,770 square meters and was leased for a period of 12 years without an extension option. Until the end of the lease period for our Berlin, Germany office, we must provide a bank guarantee of €257 thousand (which we collateralized with a cash deposit of €128 thousand).

As of December 31, 2020, we employ approximately 660 highly qualified personnel (including consultants) from over 55 nationalities.

Item 4A. Unresolved Staff Comments

None

Item 5. Operating and Financial Review and Prospects

A.Operating Results

The following discussion of our financial condition and results of operations should be read in conjunction with Centogene’s audited consolidated financial statements as of December 31, 2019 and 2020 and for the years ended December 31, 2018, 2019 and 2020 and the notes thereto, included elsewhere in this Annual Report as well as the information presented under “Item 3—A. Selected Financial Data.” Financial information presented in the consolidated financial statements for periods prior to the completion of our corporate reorganization is that of Centogene AG (which is now known as Centogene GmbH), our wholly-owned subsidiary. The consolidated financial statements of Centogene N.V. are a continuation of the historical consolidated financial statements of Centogene AG. Centogene AG was acquired by Centogene B.V., which subsequently converted into Centogene N.V., on November 7, 2019 as part of our corporate reorganization. Centogene B.V. had no assets, liabilities or contingent liabilities until the completion of our corporate reorganization. Following the corporate reorganization, Centogene N.V. became the holding company of Centogene AG and the historical consolidated financial statements of Centogene AG (now Centogene GmbH) as of and for the year ended 2018 included in this Annual Report became the historical consolidated financial statements of Centogene N.V. The following discussion is based on our financial information prepared in accordance with IFRS as issued by the IASB, which may differ in material respects from generally accepted accounting principles in the United States and other jurisdictions. The following discussion includes forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including but not limited to those described under “Item 3—D. Risk Factors” and elsewhere in this Annual Report.

Overview

We are a commercial-stage company with our core businesses focused on rare diseases that transforms real-world clinical and genetic or other data into actionable information for patients, physicians and pharmaceutical companies. Our goal is to bring rationality to treatment decisions and to accelerate the development of new orphan drugs by using our knowledge of the global rare disease market, including epidemiological and clinical data and innovative biomarkers. We have developed a global proprietary rare disease platform based on our real-world data repository with over 3.9 billion weighted data points from nearly 600,000 patients representing over 120 different countries as of December 31, 2020, or an average of over 6,500 data points per patient. Our platform includes multiomic data (such as epidemiologic, phenotypic and genetic or other data) that reflects a global population, and also a biobank of these patients’ blood samples. We believe this represents the only platform that comprehensively analyzes multi-level data to improve the understanding of rare hereditary diseases, which can aid in the identification of patients and improve our pharmaceutical partners’ ability to bring orphan drugs to the market.

We also leveraged our diagnostics expertise and entrepreneurial capabilities, to rapidly contribute to the worldwide COVID-19 response. We developed and commenced testing for COVID-19 in mid-2020, offerering comprehensive and high quality COVID-19 testing solutions, mostly in Germany, our home country. This includes our COVID-19 tests, which received Emergency Use Authorizations (“EUA”) from the FDA in July 2020; our CentoKit-19, a fully validated sample collection kit which can either be used by healthcare professionals or self-administered by individuals; and our Corona Test Portal, a secure digital platform allowing seamless registration and result notification. While not part of our core strategy, the positive financial contribution from COVID-19 testing helped mitigate the negative impact the pandemic had on our core business, allowing us to continue investing into the build up of our proprietary rare disease data- and biobank platform.

We have identified three reportable segments:

•

Pharmaceutical. Our pharmaceutical solutions provide a variety of services to our pharmaceutical partners, including target discovery, early patient recruitment and identification, epidemiological insights, biomarker discovery and patient monitoring. Our information platforms, access to rare disease patients and their biomaterials, and ability to develop proprietary technologies and biomarkers enable us to provide services to our pharmaceutical partners in all phases of the drug development process as well as post-commercialization. Revenues from our pharmaceutical segment are generated primarily from collaboration agreements with our pharmaceutical partners. As of December 31, 2020, we collaborated with 33 pharmaceutical partners. In addition, we had 59 biomarker programs, of which 14 biomarkers covered eight rare diseases as of December 31, 2020. Since early 2020, we also started to pursue a metabolomics approach for establishing a biomarker discovery pipeline for rare hereditary disease. Our new approach includes a tandem mass spectrometry methodology and artificial intelligence and, combined with the large volume of datasets in our global rare disease platform, has proven successful in the identification of new biomarkers. The new biomarker candidates are identified and then further validated and optimized in epidemiological clinical trials.

•

Diagnostics. Our diagnostics segment provides targeted genetic sequencing and diagnostics services to our clients worldwide, who are typically physicians, laboratories or hospitals, either directly or through distributors. As of December 31, 2020, we believe we offer the broadest diagnostic testing portfolio for rare diseases, covering over 19,000 genes using over 10,000 different tests. In turn, the data collected from our diagnostics services and biomaterials allow us to continue to grow our repository and our CentoMD database.

•

COVID-19 testing. While not a core business, due to its growth and financial significance in relation to our total activities, our COVID-19 testing business has been managed and reported as a separate segment since the third quarter of 2020. We started offering COVID-19 testing in March 2020. Our initial COVID-19 test was a molecular diagnostic test performed for the in vitro qualitative detection of RNA from the SARS-CoV-2 in oropharyngeal samples from presymptomatic probands according to the recommended testing by public health authority guidelines. It has also been validated in our CAP/CLIA/ISO certified analytical laboratory and has received EUA from the FDA for use by authorized laboratories. The majority of these tests are performed in airport locations at the Frankfurt, Hamburg, Dusseldorf, and Berlin airports. Furthermore, tests are offered through collaborations with the state government and other companies. In November 2020, we have extended our portfolio of COVID-19 testing solutions at several test locations from RT-PCR testing to antigen testing.

Our business has continuously seen notable expansion in recent years. In the year ended December 31, 2020, we received over 1,510.5 thousand test requests, of which 1,395.4 thousand account for COVID-19 tests. Excluding the COVID-19 tests, we received 115.1 thousand test request in 2020, representing an approximate 14% decrease as compared to approximately 133.8 thousand test requests received during the year ended December 31, 2019, and an approximate 9% increase as compared to 105.3 thousand test requests received during the year ended December 31, 2018. The increase in test requests received in the year ended December 31, 2019 compared to the year ended December 31, 2018 was 27.1%.

Our revenue for the year ended December 31, 2020 was €128,381 thousand, an increase of €79,601 thousand, or 163%, from €48,780 thousand for the year ended December 31, 2019. Our revenue for the year ended December 31, 2019 was €48,780 thousand, an increase of €8,302 thousand, or 21%, from €40,478 thousand for the year ended December 31, 2018. Our pharmaceutical, diagnostics and COVID-19 segments contributed 13.2%, 17.2% and 69.6%, respectively, of our total revenues for the year ended December 31, 2020, as compared to 44.1%, 55.9%, and nil respectively, of our total revenues for the year ended December 31, 2019 and 42.8%, 57.2%, and nil respectively, of our total revenues for the year ended December 31, 2018. Test requests received by our pharmaceutical and diagnostics segments for the year ended December 31, 2020 were approximately 67.8 thousand and 41.9 thousand, respectively, representing decreases of approximately 4.0% and 18.8%, respectively, as compared to approximately 70.6 thousand and 51.6 thousand test requests, respectively, received for the year ended December 31, 2019. Test requests received by our pharmaceutical and diagnostics segments for the year ended December 31, 2019 represented increases of approximately 18.5% and 21.7%, respectively, as compared to approximately 59.6 thousand and 42.4 thousand test requests, respectively, received for the year ended December 31, 2018.

Since the inception of our business, our research and development has been substantially devoted to our biomarkers and interpretation-based solutions. For the year ended December 31, 2020, we incurred research and development expenses of €14,935 thousand, an increase of €5,345 thousand, or 55.7%, from €9,590 thousand for the year ended December 31, 2019. Our research and development expenses for the year ended December 31, 2019 increased by €3,290 thousand, or 52.2%, from

€6,300 thousand for the year ended December 31, 2018. During the years ended December 31, 2020, 2019 and 2018, we received test requests of approximately 5,400, 11,600 and 3,300, respectively, for our internal research and development projects.

Our loss before taxes for the year ended December 31, 2020 was €21,097 thousand, an increase of €400 thousand, or 1.9%, from €20,697 thousand for the year ended December 31, 2019. Our loss before taxes for the year ended December 31, 2019 increased by €9,049 thousand, or 77.7%, from €11,648 thousand for the year ended December 31, 2018. Our loss before taxes for the year ended December 31, 2020 included an impairment of €4,700 thousand related to certain identified biomarkers as part of the Company’s strategy reassessment which began in Q4 2020. Our loss before taxes for the year ended December 31, 2019 included real estate transfer taxes of €1,200 thousand related to the sale and leaseback transaction for our Rostock headquarter building and initial public offering expenses of €1,092 thousand. Our loss before taxes for the year ended December 31, 2020 also included share-based compensation expenses of €5,658 thousand, as compared to €6,418 thousand for the year ended December 31, 2019, and €5,521 thousand for the year ended December 31, 2018.

Important Developments

Effect of COVID-19 Pandemic

The COVID-19 pandemic, which began in December 2019, has spread worldwide and continues to cause many governments to maintain measures to slow the spread of the outbreak through quarantines, travel restrictions, closures of borders and mandatory maintenance of physical distance between individuals. We have been continuously monitoring the situation and have taken a series of measures to protect our employees and safeguard our operations.

As part of the Company’s initiative to assist local, national and international authorities as well as other partners in their efforts to facilitate the earliest possible diagnosis of COVID-19 and thereby contribute to allowing society to return to a “new” normal, the Company commenced testing for COVID-19 in March 2020. We offer a comprehensive and high quality COVID-19 testing solution to the community. This includes our COVID-19 tests, which received EUAs from the FDA in July 2020; our CentoKit-19, a fully validated sample collection kit which can either be used by healthcare professionals or self-administered by individuals; and our Corona Test Portal, a secure digital platform following stringent data privacy measures in compliance with the GDPR and HIPAA, allowing seamless registration and result notification. Given the increasing focus of management on the development of our COVID-19 related testing business, we identified this business as a separate segment.

Due to the measures implemented to control the further spread of the outbreak, including “social distancing”, as well as the allocation of healthcare resources to treating those infected with the virus, we have seen a significant decrease in our sample volume related to our routine diagnostics business and pharmaceutical collaborations with fee per sample structure. In addition, the pandemic also slowed the progress of the clinical studies of our pharmaceutical partners with whom we collaborate, which adversely affected our pharmaceutical business. In addition, travel restrictions and the cancellation of conferences and seminars also delayed the conclusion of new collaborations with our pharmaceutical partners.

Although we are taking a number of measures aimed at minimizing disruptions to our business and operations, and while the provision of testing for the COVID-19 virus generates additional revenues for us, the full extent to which the global COVID-19 pandemic may impact our business will depend on future developments, which are highly uncertain and cannot be predicted, such as the duration of the pandemic, its severity and strain mutations, the availability of vaccines, the probability of the occurrence of further outbreaks and the ultimate impact on the financial markets and the global economy, and could result in an unforeseen negative impact on our business and our future results of operations.

Research and Development

Despite the disruption from the COVID-19 pandemic, we continued to expand our medical and genetic knowledge of rare genetic diseases, with the vision of shortening the diagnostics odyssey of rare disease patients and accelerating the development of new orphan drugs.  In particular, we entered into the following collaborations during the year:

●	Collaboration with Molecular Health GmBH (“Molecular Health”) to jointly initiate the Real-life data and Innovative Bioinformatic Algorithms (“RIBA”) project. Starting with Epilepsy, RIBA aims to foster a unique novel precision medicine environment to accelerate, de-risk, and improve the development of new orphan drugs by combining large real-life data sets in rare disease in our global proprietary rare disease platform, with the innovative artificial intelligence, computational algorithms and expertise of Molecular Health.

●	Collaboration with Evotec SE (“Evotec”) in the research, discovery and development of medical solutions for rare diseases related to the protein target glucocerebrosidase (“GBA”), a well-known gene linked to Gaucher disease. This collaboration combines our global proprietary rare disease platform and biomarker expertise, with the induced pluripotent stem cell (“iPSC”) platform, drug discovery and development capabilities of Evotec.

●	Collaboration with PTC Therapeutic, Inc (“PTC”) to expand our existing partnership to several new regions including many countries in Europe, the Middle East, and Latin America to provide genetic testing and 3-O-Methyldopa (3-OMD) biomarker analytics to help identify patients with Aromatic L-amino Acid Decarboxylase (AADC) deficiency.

●      Collaboration with Alnylam Pharmaceuticals (“Alnylam”) to expand its existing epidemiology and biomarker work through the initiation of a new clinical program (TRAMoniTTR) focused on Hereditary Transthyretin Amyloidosis (hATTR, hereditary amyloidosis, transthyretin-related). Through the newly executed agreement, the Company will provide specific analyses regarding anonymized TTR patient populations with a focus on long-term longitudinal data.

As of  December 31, 2020, our global proprietary rare disease platform included real-world data repository with approximately 600,000 thousand patients representing 120 different countries, an increase of 20% as compared to the number of patients in our platform as of December 31, 2019.

We also released an update of CentoLSD, powered by CentoMD, which we believe is the world’s largest knowledge-driven lysosomal storage disease (“LSD”) database.  CentoLSD allows researchers, pharmaceutical partners, and clinicians to access a comprehensive database of GBA and GLA genetic variants classified through a standardized curation workflow, and is accessible through our website free of charge, for the purpose of enhancing a global understanding and the potential treatment opportunities for rare disease patients.

Follow-on Equity Offering

In July 2020, we completed a follow-on public offering of 3,500,000 common shares of the Company (the “Follow-on Equity Offering”), consisting of 2,000,000 common shares offered by the Company and 1,500,000 common shares offered by selling shareholders at a price to the public of $14.00 per common share (i.e., €12.71 per share). Aggregate offering proceeds, net of underwriting discounts, commissions and transaction costs, to the Company were €22 million. With the additional funding from the Follow-on Equity Offering, we believe that our cash and cash equivalents will enable us to fund our operating expenses and capital expenditure requirements for more than 12 months.

Leadership transition

On October 20, 2020, we announced that Prof. Arndt Rolfs, our founder and Chief Executive Officer (“CEO”), had decided to step down as CEO of Centogene as of October 20, 2020, and that Andrin Oswald, M.D., would join the Company as CEO effective December 1, 2020. Prof. Rolfs agreed to serve as an advisor during the transition period until December 31, 2020.

The financial impact of the departure of Prof. Rolfs, in the fourth quarter of 2020, are additional expenses related to one full year’s base salary aggregating to €565 thousand, as well as additional share-based payment expenses of €468 thousand relating to all Long-Term Incentive Plan options and restricted stock units granted in 2020 that vested immediately upon his departure.

Financial Operations Overview

Revenue

Our revenue is principally derived from the provision of pharmaceutical solutions and diagnostic tests enabled by our knowledge and interpretation-based platform, as well as from our COVID-19 testing solution.

Besides the impact of our COVID-19 testing solution related revenue, we expect our revenue to increase over time as we continue to expand our commercial efforts internationally with a focus on further growth in our pharmaceutical segment. We expect revenue from our diagnostics segment to grow in absolute terms but decrease as a proportion of total revenue if there is growth in our pharmaceutical segment. The development of the COVID-19 testing revenues will strongly depend on the further development of the COVID-19 pandemic.

Changes in revenue mix between our pharmaceutical, diagnostics and COVID-19 segments can impact our results period over period. We typically incur lower costs for the provision of solutions in our pharmaceutical segment and therefore generate higher returns from our pharmaceutical segment contracts than from our diagnostics and COVID-19 segment contracts.

Pharmaceutical segment

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

During the year ended December 31, 2020, we entered into 16 new collaborations and successfully completed 26 collaborations resulting in a total of 66 active collaborations. Over 49 disorders are covered by our current and historic collaborations. During the year ended December 31, 2019, we entered into 10 new collaborations with nine new pharmaceutical partners, and 18 new collaborations with existing pharmaceutical partners, resulting in a total of 76 active collaborations, covering 46 disorders.

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

During the year ended December 31, 2020 we did not enter into collaboration agreements with pharmaceutical partners that included upfront fees. During the year ended December 31, 2019, we entered into collaboration agreements with certain pharmaceutical partners, of which upfront fees of €1,930 thousand, representing the transaction prices allocated to the one-off transfer of our intellectual property, were received and recognized as revenues. For the year ended December 31, 2018, we entered into two collaboration agreements with Evotec and Denali. Under the terms of these collaboration agreements, we received upfront payments totaling €4,000 thousand in relation to the licensing by Evotec and Denali of certain of our intellectual property. We expect such fluctuations will increase as we expand our pharmaceutical segment.

Diagnostics segment

We generate revenue in our diagnostics segment primarily from genetic sequencing and diagnostics services, such as WES and WGS. The test requests received by our diagnostics segment for the years ended December 31, 2020, 2019 and 2018 were split amongst our primary testing products as follows:

We provide these services in over 120 countries either through third party distributors or directly to our diagnostics clients, who are typically physicians, labs or hospital facilities. Revenues are based on a negotiated price per test or on the basis of agreements to provide certain testing volumes over defined periods. Revenue from the rendering of clinical diagnostic services (sequencing, interpretation and reporting) is recognized over time by reference to the percentage of completion of the service on the reporting date, assessed on the basis of the work rendered. We strategically focus on countries around the globe where the prevalence of rare hereditary diseases is high or the availability of national genetic testing and interpretation is to some extent limited and therefore the complete reimbursement or partial payment by the government for our services is more likely. The major markets for our diagnostics business currently include the Middle East and North Africa region, Scandinavia, parts of Central and Eastern Europe, Latin America, North America and parts of Asia. In most of our markets, our diagnostics tests are billable directly to the party submitting the request for a test to us.

COVID-19 segment

Starting from the Mecklenburg-Western Pomerania region of Germany, where we initially focused on employees and essential workers in Rostock, our COVID-19 testing solution was further expanded to nursing homes as well as to high school students in Germany, and has been available to the rest of the world since May 2020. Some of our tests are offered free of charge by the Company, while others are offered in collaboration with state governments and other partners. In particular, we developed our COVID-19 testing business during 2020 as follows:

●	Collaboration with the OESIS Network Inc., a network of more than 600 schools across the United States, to conduct COVID-19 screening in schools in June 2020.

●	Partnership with Lufthansa and Fraport, the operator of Frankfurt airport, to open the first COVID-19 walk-in test center at Frankfurt airport, offering COVID-19 testing to passengers flying to and from Frankfurt airport, as well as the general public who wish to perform COVID-19 tests, starting from the end of June 2020. We furthermore offer tested flights in collaboration with several other airlines.

●	We launched our testing kit, CentoKit-19, in July 2020. The CentoKit-19 consists of a CE-labelled CentoSwab (a two-component dry plastic swab for oropharyngeal swab sampling), a collection tube with barcode sticker, and labelled and prepaid return.

●	In August 2020, we opened an additional walk-in testing facility at Hamburg Airport offering COVID-19 testing to passengers departing from and returning to Hamburg as well as to the general public. We also started operating mobile test centers in the government districts of Upper Palatinate, Upper Franconia, and Lower Franconia in the Free State of Bavaria.

●	In September 2020, we opened an additional walk-in testing facility at Düsseldorf Airport offering COVID-19 testing to passengers departing from and returning to Düsseldorf as well as to the general public. We also offer COVID-19 testing to employees and residents of day care facilities in the federal state of Hamburg as part of a three-month project. Additional test centers were opened at Munich and Nuremberg Central Stations offering COVID-19 tests to travelers, including returning travelers from “high risk regions” as defined by the Robert Koch Institute (RKI), the public health agency which compiles the COVID-19 statistics in Germany.

●	In October 2020, we have entered into a cooperation with U-Diagnostics B.V. to provide increased COVID-19 testing to communities throughout the Netherlands.

●	In November 2020, we opened an additional walk-in testing facility at Berlin Airport offering COVID-19 testing to passengers departing from and returning to Berlin as well as to the general public. Furthermore, we have entered into a partnership with Fujirebio Europe in order to extend our portfolio of COVID-19 testing solutions from RT-PCR testing to preventive antigen testing at several airport locations. We opened an additional walk-in testing facility in the city of Wiesbaden offering COVID-19 testing to the general public. We started to operate local test centers in the District of Cham, Bavaria at the border to the Czech Republic for border commuters.

●	In December 2020, we opened additional walk-in testing facilities in the cities of Frankfurt and Berlin offering COVID-19 testing to the general public.

Cost of Sales and Operating Expenses

Our cost of sales and our operating expenses support all of the products and services that we provide to our customers and, as a result, are presented in an aggregate total for the business segments. We allocate certain overhead expenses, such as maintenance and depreciation to cost of sales and operating expense categories based on headcount and facility usage. As a result, overhead expense allocation is reflected in cost of sales and each operating expense category.

Cost of Sales

Cost of sales consists of cost of consumables, supplies and other direct costs such as personnel expenses, depreciation of laboratory equipment, amortization of biomarkers, repair and maintenance costs, shipping costs, rent of COVID-19 testing facilities, other directly related COVID-19 testing costs, as well as certain allocated overhead expenses. The share-based compensation expenses included in cost of sales for the years ended December 31, 2019 and 2018 amounted to €1,153 thousand and €646 thousand, respectively, mainly related to options granted to an employee. In 2020 all share-based compensation expenses have been included in the general & administrative expenses.

We expect these costs in absolute terms will increase as we grow our revenue but decrease as a percentage of revenue over time as our pharmaceutical segment revenue increases and as we continue to implement operational efficiencies. During the year ended December 31, 2020, our cost of sales represented 67.3% of our total revenue, as compared to 53.3% for the year ended December 31, 2019, and 49.3% for the year ended December 31, 2018. The increased share in 2020 was mainly due to lower revenues in our core business segments due to the COVID-19 pandemic. Furthermore, cost of sales included an impairment of €4,700 thousand related to certain identified biomarkers as part of the Company’s strategy reassessment which began in the fourth quarter of 2020.

Research and Development Expenses

Our research and development (“R&D”) expenses consist primarily of costs incurred for the research and development of new products and solutions, in particular our biomarkers, and the development of our IT driven and interpretation-based solutions, including our CentoMD database. In the three fiscal years ended December 31, 2020, we spent €43,306 thousand on research and development, of which €12,481 thousand was capitalized as intangible assets.

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

Research and development which we conduct pursuant to our pharmaceutical partnership agreements is typically limited to a specific rare disease. As a result, our research and development expenses may vary substantially from period to period based on the timing of our research and development activities or our pharmaceutical partners, including due to the entry into, renegotiation of or termination of our partnership agreements. Our research and development expenses may also be impacted by changes in regulatory requirements and healthcare policies globally, particularly in respect of the validation and patent application processes that we conduct for our biomarkers.

During the year ended December 31, 2020, our research and development expenses represented 11.6% of our total revenue, as compared to 19.7% for the year ended December 31, 2019, and 15.6% for the year ended December 31, 2018. The decrease mainly related to the COVID-19 business, which generated additional revenue and where research and development expenses were negligible. We continue to innovate our information platform, develop additional products and solutions and expand our data management resources.

General Administrative Expenses

Our general administrative expenses include costs for our personnel, premises, IT operations, accounting and finance, legal and human resources functions. These expenses consist principally of salaries, bonuses, employee benefits, travel, and share-based compensation, as well as professional services fees such as consulting, audit, tax and legal fees and general corporate costs, insurance costs and allocated overhead expenses. We account for all general administrative expenses as incurred.

During the year ended December 31, 2020, our general administrative expenses represented 29.3% of our total revenue, as compared to 47.5% for the year ended December 31, 2019, and 46.0% for the year ended December 31, 2018. The decrease was mainly related to the COVID-19 business, where general administrative expenses as a percentage of revenues are comparably low. The share-based compensation expenses included in general administrative expenses for the years ended December 31, 2020, 2019 and 2018 amounted to €5,658 thousand, €5,265 thousand and €4,875 thousand, respectively.

Selling Expenses

Our selling expenses consist of costs from our sales organization, which includes our direct sales force and sales management, client services, distributor relations, marketing and business development personnel. These expenses primarily include salaries, commissions, bonuses, employee benefits and travel, as well as marketing and educational activities and allocated overhead expenses. We expense all selling expenses as incurred.

During the year ended December 31, 2020, selling expenses accounted for 5.9% of our total revenue, as compared to 19.0% for the year ended December 31, 2019, and 18.5% for the year ended December 31, 2018. The decrease was mainly related to the COVID-19 business, where selling expenses as a percentage of revenues are comparably low. We expect that our selling expenses will continue to grow as we continue to increase our business footprint and expand our business development efforts in our pharmaceutical segment.

Other Operating Income / (Expenses)

Other operating income and expenses primarily includes government grants, gain on disposal of property, plant and equipment and exchange rate gains or losses.

Government grants contain performance-based grants to subsidize research, development and innovation in the state of Mecklenburg-Western Pomerania from funds granted by the European Regional Development Fund (“R&D Grants”). Furthermore, government grants contain investment grants related to the construction of our headquarters in Rostock, Germany in prior years and purchase of equipment for laboratory automization (“Investment Grants”). R&D Grants that compensate our research and development expenses are recognized directly in profit or loss, while R&D Grants relating to an asset and Investment Grants are initially recognized as deferred income and subsequently released to profit or loss on a systematic basis over the useful life of the related asset. We received different government grants in the state of Mecklenburg-Western Pomerania from funds granted by the European Regional Development Fund to subsidize our research, development and innovation.

During the year ended December 31, 2020, we received R&D Grants of €764 thousand, as compared to €1,463 thousand and €378 thousand for the year ended December 31, 2019 and December 31, 2018, respectively. Furthermore, we received Investment Grants of €792 thousand in the year ended December 31, 2019, as well as €3.0 million for the year ended December 31, 2018. The government grant that we receive, can fluctuate from period to period.

Results of Operations

Year Ended December 31, 2019 Compared to Year Ended December 31, 2020

	For the Years Ended
	December 31,
	2019	2020

	(€ in thousands)
Consolidated statement of comprehensive loss:
Revenue	48,780	128,381
Cost of sales	26,005	86,378
Gross profit	22,775	42,003
Research and development expenses	9,590	14,935
General administrative expenses	23,160	37,665
Selling expenses	9,254	7,580
Impairment of financial assets	752	3,738
Other operating income	3,781	2,394
Other operating expenses	1,284	182
Real estate transfer tax expenses	1,200	—
Operating loss	(18,684)	(19,703)
Interest and similar income	16	6
Interest and similar expenses	2,029	1,400
Finance costs, net	(2,013)	(1,394)
Loss before taxes	(20,697)	(21,097)
Income tax expenses/(benefits)	158	281
Loss for the year	(20,855)	(21,378)
Other comprehensive income/(loss)	16	(48)
Total comprehensive loss for the year	(20,839)	(21,426)

Revenue

Revenue increased by €79,601 thousand, or 163%, to €128,381 thousand for the year ended December 31, 2020 from €48,780 thousand for the year ended December 31, 2019, mainly driven by revenue from our COVID-19 testing business, partly offset by a decrease due to the COVID-19 pandemic in revenue from our core businesses.

The breakdown of our revenue by segment was as follows:

	For the Years Ended
	December 31,
	2019	2020

	(€ in thousands)
Revenue by segment:
Pharmaceutical	21,522	16,951
Diagnostics	27,258	22,108
COVID-19	—	89,322
Total Revenue	48,780	128,381

Pharmaceutical segment

Revenues from our pharmaceutical segment were €16,951 thousand for the year ended December 31, 2020, a decrease of €4,571 thousand, or 21%, from €21,522 thousand for the year ended December 31, 2019. This decrease was primarily due to the impact of the COVID-19 pandemic, which slowed down or delayed the clinical studies of our pharmaceutical partners. As of December 31, 2020, we collaborated with 33 pharmaceutical partners, as compared to over 39 pharmaceutical partners as of December 31, 2019.

During the year ended December 31, 2020, we entered into 16 new collaborations and successfully completed 26 collaborations resulting in a total of 66 active collaborations in December 31, 2020 compared to 76 active collaborations as of December 31, 2019. Revenues from our new collaborations totalled €968 thousand for the year ended December 31, 2020 with no upfront payments. During the year ended December 31, 2019, we entered into 28 new collaborations, increasing the total number of active/completed collaborations to 76, from 48 active collaborations as of December 31, 2018. Revenues from our new collaborations totalled €6,995 thousand for the year ended December 31, 2019, of which €1,930 thousand were upfront fees arising from several collaborations with two of our pharmaceutical partners. Such upfront fees were recognized as revenues as they represent the transaction price allocated to the one-off transfer of our intellectual property - epidemiological insights of relevant rare diseases and relevant data.

We have been successful in entering into collaborations with pharmaceutical partners in the early stages of drug development, which puts us in a position to provide more support to the development process and increases our potential to secure further collaborations for the same drugs, such as biomarker developments. The graphic below shows our revenues for the year ended December 31, 2019 and 2020 resulting from our collaborations with our pharmaceutical partners split between the six drug development stages. For further details on each of our drug development stages, please see “Item 4. Information on the Company—B. Business Overview—Pharmaceutical Solutions.”

During the year ended December 31, 2020, revenues from one pharmaceutical partner represented 8.6% of our total revenues, as compared to 24.3% for the year ended December 31, 2019.

Diagnostics segment

Revenues from our diagnostics segment were €22,108 thousand for the year ended December 31, 2020, a decrease of €5,150 thousand, or 19%, from €27,258 thousand for the year ended December 31, 2019. We received approximately 41,900 test requests in our diagnostics segment during the year ended December 31, 2020, representing a decrease of approximately 18.8% as compared to approximately 51,600 test requests received for the year ended December 31, 2019.

For the years ended December 31, 2019 and 2020, our total diagnostic segment revenues were split amongst our primary testing products as follows:

The decrease in revenues was primarily driven by our WES, WGS as well as standard genetic testing, which are driven by a decrease in test requests during the year ended December 31, 2020. Total revenues from WES, WGS and standard genetic testing for the year ended December 31, 2020 amounted to €15,941 thousand, representing a decrease of 16.1% as compared to €18,989 thousand for the year ended December 31, 2019. The total number of WES, WGS and standard genetics test requests received in the diagnostics segment for the year ended December 31, 2020 was approximately 24,571, representing a decrease of 4% as compared to approximately 25,600 test requests received for the year ended December 31, 2019.

COVID-19 testing segment

Revenues generated from the testing for COVID-19 and sales of CentoSwab for the year ended December 31, 2020 amounted to €89,322 thousand with approximately 1.4 million test requests received. During the year ended December 31, 2020, revenues from two COVID-19 testing partners represented 14.7% and 13.5%, respectively, of our total revenues.

Revenue by geographical region

The breakdown of our revenue from all our segments, in the aggregate, by geographical region was as follows:

	For the Years Ended
	December 31,
	2019	2020

	(€ in thousands)
Revenue by geographical region:
Europe	7,447	94,068
of which: Germany	508	81,065
of which: Netherlands	25	6,575
Middle East	14,099	12,624
North America	23,276	19,265
of which: United States	22,778	19,059
Latin America	2,987	1,888
Asia Pacific	971	536
Total Revenue	48,780	128,381

In cases where our pharmaceutical partners are developing a new rare disease treatment, we generally anticipate that the final approved treatment will be made available globally. As a result, we allocate the revenues of our pharmaceutical segment by geographical region by reference to the location where each pharmaceutical partner mainly operates, which is based on the region from which most of their revenues are generated. The allocation of revenues in our diagnostics and COVID-19 segments is based on the location of each customer.

Our North America region contributed €19,265 thousand to revenue for the year ended December 31, 2020, a decrease of €4,011 thousand, or 17.2%, from €23,276 thousand for the year ended December 31, 2019, primarily driven by the decrease in revenues from our pharmaceutical segment, of which over 98% are allocated to the North America region. Revenues from the North America region represented 15.0% of our total revenues for the year ended December 31, 2020 as compared to 47.7% for the year ended December 31, 2019.

Our Middle East region contributed €12,624 thousand to revenue for the year ended December 31, 2020, a decrease of €1,475 thousand, or 10.5%, from €14,099 thousand for the year ended December 31, 2019. This revenue decline was primarily attributable to the decrease in sales of standard genetic testing and NIPT tests. The decrease was partially offset by the increase in sales of WES and WGS tests.

Our Europe region contributed €94,068 thousand to revenue for the year ended December 31, 2020, an increase of €86,621 thousand, or 1163%, from €7,447 thousand for the year ended December 31, 2019. This increase was mainly driven by revenues from our COVID-19 testing during the year, as over 90.5% of such revenues were generated in Germany. Revenues from the Europe region represented 73.3% of our total revenues for the year ended December 31, 2020 as compared to 15.3% for the year ended December 31, 2019.

Cost of Sales

Cost of sales increased by €60,373 thousand, or 232%, to €86,378 thousand for the year ended December 31, 2020, from €26,005 thousand for the year ended December 31, 2019. Cost of sales for the year ended December 31, 2020 represented 67.3%of total revenue, an increase of 14.0 percentage points as compared to 53.3% for the year ended December 31, 2019.

Cost of sales incurred by our pharmaceutical and diagnostics segments for the year ended December 31, 2020 represented 88.3% and 84.1% of revenues from the respective segments, an increase of 60.5 percentage points and 10.6 percentage points, respectively, as compared to 27.8% and 73.5%, respectively, for the year ended December 31, 2019. The 60.5 percentage point increase for our pharmaceutical segment was mainly due to an impairment of €4,700 thousand related to the capitalized biomarkers included in cost of sales for the year ended December 31, 2020. Excluding the impact of this impairment, the cost of sales for the pharmaceutical segment would have increased by 27.2 percentage points. The increase was due to a relatively larger portion of revenues from clinical study related collaborations, where higher staff costs and consumables were incurred, as compared to patient screening collaborations in prior years, where the consumable costs were comparatively low due to less expensive technologies being used in testing. Furthermore, the increase of cost of sales as a percentage of the related revenues for the pharmaceutical and diagnostics segments was the result of lower revenues for the year ended December 31, 2020 due to the COVID-19 pandemic. Certain share-based compensation amounting to €1,153 thousand for the year ended December 31, 2019 related to options granted to the management member overseeing the diagnostic process which also contributed to the increase, whereas the share-based compensation was attributable only to general & administrative expenses for 2020.

Cost of sales incurred by our COVID-19 business for the year ended December 31, 2020 represented 59.9% of the related revenues.

Gross Profit

As a result of these factors, our gross profit increased by €19,228 thousand, or 84.4%, to €42,003 thousand for the year ended December 31, 2020, from €22,775 thousand for the year ended December 31, 2019.

Research and Development Expenses

The table below gives a breakdown of our research and development expenses for the years ended December 31, 2020 and 2019.

	For the Years Ended
	December 31,
	2019	2020

	(€ in thousands)
Wages and salaries and social security expenses	2,806	5,585
Laboratory supplies and consumable costs	2,221	1,719
IT development costs	2,963	5,208
Depreciation and amortization expenses	1,266	1,971
Others	334	452
Total research and development expenses	9,590	14,935

Research and development expenses increased by €5,345 thousand, or 55.7%, to €14,935 thousand for the year ended December 31, 2020, from €9,590 thousand for the year ended December 31, 2019. This mainly represents personnel costs, consumable costs and IT-related expenses incurred in our research that do not qualify for capitalization. This also includes software and hardware costs, consulting and legal expenses and depreciation of equipment.

General Administrative Expenses

The table below gives a breakdown of our general administrative expenses for the years ended December 31, 2020 and 2019.

	For the Years Ended
	December 31,
	2019	2020

	(€ in thousands)
Wages and salaries, social security and termination expenses	6,788	9,657
Share‑based payment expenses	5,256	5,658
Legal, audit and consulting expenses	2,608	3,975
Travelling, corporate communication and event expenses	2,165	2,010
IT operational costs	1,010	2,404
Insurance premiums	963	5,003
Recruitment expenses	487	1,273
Depreciation and amortization expenses	1,973	2,777
Others	1,910	4,908
Total general administrative expenses	23,160	37,665

General administrative expenses increased by €14,505 thousand, or 62.6%, to €37,665 thousand for the year ended December 31, 2020, from €23,160 thousand for the year ended December 31, 2019, principally due to an increase in personnel costs, costs related to the listing and operating expenses as a result of the expansion of the business. The increase of listing costs related to costs such as additional legal, accounting, corporate governance and investor relations expenses, and higher directors’ and officers’

insurance premiums. Personnel costs increased due to additional hires, higher bonuses paid and a termination benefit paid to the former CEO. The increase is also the result of additional investments in IT support and data center costs. The general administrative expenses included share-based compensation expenses of €5,658 thousand for the year ended December 31, 2020, an increase of €402 thousand as compared to €5,256 thousand for the year ended December 31, 2019.

Selling Expenses

Selling expenses decreased by €1,674 thousand, or 18.1%, to €7,580 thousand for the year ended December 31, 2020, from €9,254 thousand for the year ended December 31, 2019, principally due to a reduction in expenses incurred for conferences and exhibitions due to travel restrictions and other social-distancing measures as a result of the COVID-19 pandemic, partly offset by the expansion of our business development team for the pharmaceutical segment.

Impairment of financial assets

Impairment expenses for financial assets for the year ended December 31, 2020, were €3,738 thousand, representing an increase of €2,986 thousand from €752 thousand for the year ended December 31, 2019. These impairment losses related to the re-assessment of the receivables and contract assets arising from contracts with customers, partly due to the effect of the COVID-19 pandemic.

Other Operating Income / (Expenses)

Other operating income decreased by €1,387 thousand, or 36.7%, to €2,394 thousand for the year ended December 31, 2020, from €3,781 thousand for the year ended December 31, 2019, principally due to a decrease in recognition of grant income, as well as a gain of €532 thousand from the sale and leaseback transaction related to our Rostock headquarters building in 2019.

Other operating expenses decreased by €1,102 thousand, or 85.8%, to €182 thousand for the year ended December 31, 2020, from €1,284 thousand for the year ended December 31, 2019, principally due to expenses of €1,092 thousand incurred in connection with our initial public offering in 2019 which could not be offset with the proceeds of such offering.

Real estate transfer tax

In June 2019, we sold our Rostock headquarters building, which had a carrying value of €22,829 thousand, to a subsidiary in preparation of a potential sale and leaseback transaction. Such intercompany transaction resulted in a real estate transfer tax expense of €1,200 thousand and was recognized in the year ended December 31, 2019.

Interest and Similar Income / (Expenses)

Interest and similar income decreased by €10 thousand to €6 thousand for the year ended December 31, 2020, from €16 thousand for the year ended December 31, 2019.

Interest and similar expenses decreased by €629 thousand, or 31.0%, to €1,400 thousand for the year ended December 31, 2020, from €2,029 thousand for the year ended December 31, 2019. Interest and similar expenses for the year ended December 31, 2019 included additional interest of €1,159 thousand, resulting from the early repayment of loans related to the construction of the Rostock headquarters with the consideration received from the sale and leaseback transaction. Interest expenses in 2020 decreased due to lower interest expenses from loans, partly offset by higher effects from the unwinding of discount on lease liabilities and foreign currency losses.

Loss Before Taxes for the Year

As a result of the factors described above, our loss before taxes for the year ended December 31, 2020 was €21,097 thousand, an increase of €400 thousand, or 1.9%, from €20,697 thousand for the year ended December 31, 2019.

Segment Adjusted EBITDA

Our Segment Adjusted EBITDA was as follows:

	For the Years Ended
	December 31,
	2019	2020

	(€ in thousands)
Segment Adjusted EBITDA:
Pharmaceutical	14,956	6,194
Diagnostics	2,306	(2,408)
COVID-19	—	37,215
	17,262	41,001

Adjusted EBITDA from our pharmaceutical segment was €6,194 thousand for the year ended December 31, 2020, a decrease of €8,762 thousand, or 59%, from €14,956 thousand for the year ended December 31, 2019. This decrease was primarily attributable to the decrease in revenues from the pharmaceutical segment, as well as the increase in cost of sales including an impairment of €4,700 thousand and the continuous expansion of our business development team.

Adjusted EBITDA from our diagnostics segment was -€2,408 thousand for the year ended December 31, 2020, a decrease of €4,714 thousand, or 204%, from €2,306 thousand for the year ended December 31, 2019. This decrease was primarily attributable to a decrease in revenues during the year and increased credit loss allowances for trade receivables and contract assets.

For further information about how we calculate Adjusted EBITDA, how it is used and our reconciliation of segment Adjusted EBITDA to the most comparable IFRS measure of the Group, see “Note 7 — Segment information and revenue from contracts with customers” of our consolidated financial statements as of and for the year ended December 31, 2020.

For the discussion of our results of operations for the year ended December 31, 2018 compared to year ended December 31, 2019, see “Financial Operations Overview —Year Ended December 31, 2018 Compared to Year Ended 31, 2019” included in our annual report for the year ended December 31, 2019 on Form 20-F (File No. 001-39124) filed with the SEC on April 24, 2020.

B.Liquidity and Capital Resources

Overview

Our cash requirements are principally for working capital and capital expenditures of all our businesses, including expansions and improvements to our laboratory facilities, technology infrastructure and research and development activities. In fiscal year 2021 and beyond, we anticipate that our capital expenditures in our rare disease business will increase from prior periods as we continue to increase our research and development efforts. Historically, our main source of liquidity has been our secured loans, municipal loans and government funding of research programs, and proceeds from our initial public offering. In July 2020, we completed the Follow-on Equity Offering and received net offering proceeds, after deducting underwriting discounts and commissions, of €22 million.

Our financial condition and liquidity are and will continue to be influenced by a variety of factors, including our ability to continue to generate cash flows from our operations, our capital expenditure requirements, and the impact of the COVID-19 pandemic on financial markets and the global economy.

Our known material liquidity needs for periods beyond the next twelve months are described below in “—F. Tabular Disclosure of Contractual Obligations.” We believe cash generated from our operations, cash and cash equivalents per year-end and financial instruments, together with government funding of research programs will be sufficient to fund our operations for at least 12 months.

Comparative Cash Flows

Comparison of the Years Ended December 31, 2019 and 2020

The following table sets forth our cash flows for the periods indicated:

	For the Years Ended
	December 31,
	2019	2020

	(€ in thousands)
Consolidated statement of cash flows:
Cash flow (used in)/ from operating activities	(7,775)	8,462
Cash flow (used in)/ from investing activities	14,175	(16,151)
Cash flow from financing activities	25,473	14,842
Net increase in cash and cash equivalents	31,873	7,153
Cash and cash equivalents at the beginning of the period	9,222	41,095
Effect of movements in exchange rates on cash held	—	(92)
Cash and cash equivalents at the end of the period	41,095	48,156

Operating Activities

Our cash flow used in, or from, operating activities primarily relates to changes in the components of our working capital, including cash received from our COVID-19 business, pharmaceutical partners and diagnostics clients, and payments made to our suppliers.

For the year ended December 31, 2020, cash flow from operating activities was €8,462 thousand, an increase of €16,237 thousand as compared to cash flow used in operating activities of €7,775 thousand for the year ended December 31, 2019. This change was due to the newly established COVID-19 testing business segment.

Investing Activities

Our cash flow used in, or from, investing activities consists of investments in intangible assets, plant, property and equipment, grants received for investments in property, plant and equipment and cash received from disposals of property, plant and equipment.

For the year ended December 31, 2020, cash flow used in investing activities was €16,151 thousand, as compared to a positive cash flow of €14,175 thousand from investing activities for the year ended December 31, 2019. The decrease was mainly due to investments made in respect of COVID-19 testing during the year of €9,346 thousand, of which approximately €7,674 thousand are included in property, plant and equipment and €1,672 thousand related to the development of the Corona Test Portal. The cash flow from investing activities for the year ended December 31, 2019 included a consideration received from the disposal of our Rostock headquarters building as part of the sale and leaseback transaction of €24,000 thousand, offset by €1,200 thousand for the real estate transfer tax and €1,500 thousand used to secure a bank guarantee for the lease.

Cash used in investment activities in our rare disease business included mainly costs incurred in the development of new products and solutions, and the development of our IT driven and interpretation-based solutions. It also includes investment in property, plant and equipment used in the laboratories and other business operations.

Financing Activities

For the year ended December 31, 2020, cash generated from financing activities was €14,842 thousand, a decrease of €10,631 thousand as compared to €25,473 thousand for the year ended December 31, 2019.

Our cash flow provided by financing activities for the year ended December 31, 2020 was primarily driven by the cash received in our follow-on offering in July 2020, which contributed €22,430 thousand, net of underwriting discounts, commissions and transaction costs. In 2019, we raised an aggregate amount of €41,899 thousand, after deduction of underwriting discounts and commissions as well as transaction costs in our initial public offering.

Cash used in financing activites also included repayment of lease liabilities of €5,018 thousand, an increase of €1,972 thousand as compared to repayment of €3,046 thousand for the year ended December 31, 2019.

For the discussion of our cash flows for the year ended December 31, 2018 compared to year ended December 31, 2019, see “Comparative Cash Flows —Year Ended December 31, 2018 Compared to Year Ended 31, 2019” included in our annual report for the year ended December 31, 2019 on Form 20-F (File No. 001-39124) filed with the SEC on April 24, 2020.

Indebtedness

Syndicated Loan Facility

On August 4, 2015, we entered into a loan agreement (as amended or supplemented to date, the “Syndicated Loan Facility”) with certain German commercial banks. The Syndicated Loan Facility consists of four tranches. As of December 31, 2020, we had €1,596 thousand outstanding under the Syndicated Loan Facility, of which €968 thousand was outstanding under Tranche B and €628 thousand was outstanding under the Tranche D Loan. As of December 31, 2019, we had €3,930 thousand outstanding under the Syndicated Loan Facility, of which €1,770 thousand was outstanding under Tranche B and €2,160 thousand was outstanding under the Tranche D Loan. As of December 31, 2020 and 2019, there were no balances outstanding under Tranches A and C.

The outstanding portions of the Syndicated Loan Facility consist of:

•

Tranche B loan has an aggregate original principal amount of €5,410 thousand that is scheduled to mature on December 30, 2022 (the “Tranche B Loan”) and bears interest at a floating rate of EURIBOR plus a margin of 2.95% per annum. Since December 2019, we have pledged €1,500 thousand in cash in connection with amounts outstanding thereunder;

•

Tranche D loan has an aggregate principal amount of up to €2,500 thousand as overdraft facility (the “Tranche D Loan”) and bears interest at EURIBOR plus a margin of 3.5% per annum. Pursuant to a cash pledge that we entered into in January 2018 with the lenders under the Tranche D loan, as of July 1, 2019, we had pledged €2,500 thousand in cash in connection with amounts outstanding thereunder.

The Tranche B Loan has been used to purchase laboratory equipment on a pro rata basis. In addition, it served to refinance rental purchases for short-term investments in laboratory equipment and IT equipment. The Tranche D Loan serves us as a working capital line in an aggregate amount of € 2,500 thousand.

During the year ended December 31, 2019, after Tranche A loan was fully repaid following our sale and leaseback transaction, the terms of the Syndicated Loan Facility were renegotiated with the relevant banks and €1,500 thousand in cash was arranged and pledged for the Tranche B Loan. In exchange, the assignment of assets and receivables was released, and the requirement of compliance with covenants and restrictions were also removed. As of December 31, 2020, there was no requirement to comply with the covenants and no liens on assets, except for cash deposits pledged, remaining under the Syndicated Loan Facility.

Revolving Credit Agreements

We have entered into two further secured bank overdraft agreements totaling €1,000 thousand which we use to finance our day-to-day business operations. €910 thousand was utilized as of December 31, 2020 and €476 thousand was utilized as of December 31, 2019. Our first €500 thousand bank overdraft agreement had an initial floating interest rate of 3.85% per annum (adjusted on EURIBOR) when utilized as an overdraft facility. This is secured by a term deposit of €500 thousand. Our second €500 thousand bank overdraft agreement had an initial floating interest rate of 4.5% per annum when utilized as an overdraft facility and is secured by a term deposit of €500 thousand.

Municipal Loans

We previously entered into four financings, structured as silent participation agreements, with Mittelständische Beteiligungsgesellschaft Mecklenburg-Vorpommern mbH (“MBMV”) (the “Municipal Loans”), pursuant to which MBMV participates in Centogene GmbH as a silent partner. As of December 31, 2019, there were two outstanding loans. Both such loans were fully repaid in February 2020.

The silent partnership agreement dated May 18, 2011 (the “Municipal Loan 1”) provides for a cash contribution of €500 thousand which matures on December 31, 2021. MBMV is entitled to a fee consisting of an annual non-profit-related remuneration of 8.25% of the contribution per annum and an annual share in our profits of 1.5% of the investment value. If a two year loss is reported, the annual non-profit-related remuneration is increased by 0.75% of the contribution per annum. MBMV is entitled to terminate the Municipal Loan 1 if we do not comply with the contractual obligations under the agreement, including if the contribution is not used in accordance with its designated purposes. If the Municipal Loan 1 is terminated early, we will pay a surcharge fee to MBMV. Arndt Rolfs and Christoph Ehlers (each in the amount of €500 thousand) guarantee our obligations under the Municipal Loan 1 under separate agreements with MBMV. In addition, Bürgschaftsbank Mecklenburg-Vorpommern GmbH provided a guarantee to MBMV for the repayment of up to 80% of its contribution and up to 80% of the fees in accordance with a separate guarantee agreement. We repaid the outstanding amount of the contribution in full in February 2020 and the guarantees were released.

The silent partnership agreement dated March 20, 2013 (the “Municipal Loan 2”) provides a cash contribution of €360 thousand which matures on December 30, 2022. MBMV is entitled to a fee consisting of an annual non-profit related remuneration of 8.0% of the contribution per annum and an annual share in our profits of 1.5% of the investment value. If a two year loss is reported, the annual non-profit related remuneration is increased by 0.75% of the contribution per annum. The Municipal Loan 2 contains a covenant to maintain an equity ratio of 20% calculated on a consolidated basis. If this agreed ratio is not achieved, the annual non-profit-related remuneration will be increased by 1.5% per annum. MBMV is entitled to terminate the Municipal Loan 2 if we do not comply with the contractual obligations under the agreement, including if the contribution is not used in accordance with its designated purposes. If the Municipal Loan 2 is terminated early, we will pay a surcharge fee to MBMV. Arndt Rolfs and Christoph Ehlers (each in the amount of €150 thousand) as well as Hans-Bodo Hartmann, Michael Schlenk and Stefan Maeser (each in the amount of €50 thousand) guarantee our obligations under the Municipal Loan 2 under separate agreements with MBMV. In addition, Bürgschaftsbank Mecklenburg-Vorpommern GmbH provided a guarantee to MBMV for the repayment of up to 80% of its contribution and up to 80% of the fees in accordance with a separate guarantee agreement. We repaid the outstanding amount of the contribution in full in February 2020 and the guarantees were released.

C.Research and Development, Patents and Licenses, etc.

For a description of our research and development policies for the last three years see “Item 4. Information on the Company—B. Business Overview—Research and Development.” For a description of our intellectual property, see “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.Trend Information

For a discussion of trend information, see “Item 5. Operating and Financial Review and Prospects.”

E.Off-balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements, as defined in the rules and regulations of the Securities and Exchange Commission.

F.Tabular Disclosure of Contractual Obligations

The table below presents the residual contractual terms of the financial liabilities as of December 31, 2020, including estimated interest payments. The figures are undiscounted gross amounts, including estimated interest payments and interest on undrawn loan funds, but without showing the impact of offsetting.

	Total		Between 1	Between 3
	contractual	Less than	and	and	More than
	cash flows	1 year	3 years	5 years	5 years

Bank overdrafts	1,538	1,538	—	—	—
Secured bank loans	997	589	408	—	—
Other bank loans	394	394	—	—	—
Lease liabilities	31,722	4,580	6,549	4,998	15,595
Short term and low value leases	42	33	9	—	—
Trade payables and purchase obligations	36,194	36,194	—	—	—
Total	70,887	43,328	6,966	4,998	15,595

Lease liabilities include leases related to lease contracts for land and buildings, offices as well as various items motor vehicles and other equipment which are accounted for according to IFRS 16, and measured at the present value of lease payments over the lease term at the commencement date of the leases.

Lease liabilities also include contractual cash flows in relation to the expansion of the Rostock headquarters and leasing of our Frankfurt laboratory, our Airport Berlin, Airport Düsseldorf and Airport Frankfurt testing centers and additional laboratory space in Hamburg that are not accounted for yet. The future lease payments and utilities for these non-cancellable lease contracts are €283 thousand within one year, €1,686 thousand within five years and €4,855 thousand thereafter (December 31, 2019: € nil).

G.Safe Harbor

This Annual Report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act and as defined in the Private Securities Litigation Reform Act of 1995. See the section titled “FORWARD-LOOKING STATEMENTS” of this Annual Report.

H.Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with IFRS as issued by the IASB. Some of the accounting methods and policies used in preparing the financial statements under IFRS are based on complex and subjective assessments by our management or on estimates based on past experience and assumptions deemed realistic and reasonable based on the circumstances concerned. The actual value of our assets, liabilities and shareholders’ equity and of our earnings could differ from the value derived from these estimates if conditions changed and these changes had an impact on the assumptions adopted.

Our significant accounting policies that we believe to be critical to the judgments and estimates used in the preparation of our financial statements are included in “Note 6—Accounting judgments and estimates” and “Note 20—Share-based payments” to our consolidated financial statements as of and for the year ended December 31, 2020.

Item 6. Directors, Senior Management and Employees

A.Directors and Senior Management

Board Structure

We have a two-tier board structure consisting of a management board (bestuur) and a separate supervisory board (raad van commissarissen).

Management Board

Our management board consists of three members, who we refer to as our managing directors (and who are also our executive officers). Each managing director of Centogene N.V. holds office for the term set by our general meeting of shareholders (as set forth in the table below), except in the case of his earlier death, resignation or removal. Our managing directors do not have a retirement age requirement under our articles of association.

Our managing directors are responsible for the management and representation of our company. We have a strong centralized management team led by our CEO, with broad experience in strategy, operations, finance, information technology, sales, communications and training.

The following table lists the current members of our management board; all of whom we consider key executive officers, as well as the year of expiration of their terms as management board members of Centogene N.V.:

			Year of Expiration
Name	Position	Age	of Term
Andrin Oswald, M.D., Ph.D.	Chief Executive Officer (1)	50	2025
Richard Stoffelen	Chief Financial Officer	53	2025
Volkmar Weckesser, Ph.D.	Chief Information Officer	53	2022

(1)             On October 20, 2020, Prof. Arndt Rolfs, our founder and former CEO, stepped down from the management board and his role as CEO of Centogene

The following is a brief summary of the business experience of our managing directors. Unless otherwise indicated, the current business addresses for our managing directors is Am Strande 7, 18055 Rostock, Germany.

Andrin Oswald, M.D., Ph.D., was appointed as our CEO on December 1, 2020. He was most recently the Delegate for COVID-19 Vaccines and Immunotherapies for the Federal Government of Switzerland, helping to develop response and procurement strategies while advising the Swiss government on key decisions. Prior to that, he was Director of Life Science Industry Engagement and Partnerships at the Bill & Melinda Gates Foundation, a role he held for four years in which he led the Foundation’s engagement with the industry and supported teams in developing and advancing its Global Health and Development priorities in R&D and delivery technologies. Prior to his role at the Bill & Melinda Gates Foundation, he oversaw business integration at GlaxoSmithKline, working directly with the CEO to advise on business and integration strategy. Before joining GlaxoSmithKline, Dr. Oswald spent more than 10 years in a variety of leadership roles at Novartis, including serving as Assistant to the Chairman and CEO of Novartis International AG; Country President for Novartis South Korea; Head of Global Development Franchises and a member of the Executive Committee for Novartis Pharma; and ultimately, CEO/Division Head of Novartis Vaccines & Diagnostics and a member of the Novartis Executive Committee, based in Boston. Dr. Oswald began his career in 1999 with McKinsey & Company, where he worked in various roles managing relationships and supporting projects with leading pharmaceutical and diagnostics companies in Europe and the U.S. Throughout his career Dr. Oswald has also served on several boards, including the Novartis Foundation for Sustainable Development in Basel, Switzerland, the Global Health Innovation Technology Fund in Tokyo, Japan, and the Global Health Investment Corporation, where he was also a founding member.

Richard Stoffelen. Mr. Stoffelen has served as our chief financial officer (“CFO”) since 2016. He has over 30 years of experience in international roles focused on finance, governance and risk management. Prior to joining us, he was head of Internal Audit at Holcim Group Services from 2013 to 2016. From 2000 to 2013, Mr. Stoffelen worked in various audit and management positions as a partner at KPMG, where he was responsible for audits of clients in a wide variety of industries, including the pharmaceutical industry. Mr. Stoffelen graduated as a Dutch chartered accountant with the NBA and Tilburg University in the Netherlands, with further executive education programs at Harvard Business School, Insead (Executive MBA), the IMD and the IESE business school.

Volkmar Weckesser, Ph.D. Dr. Weckesser has served as our chief information officer since 2016. Prior to joining us, he served as chief executive officer and group chief information officer at Gothaer Systems GmbH from 2014 to 2016. He served as a Member of the Executive Council and head of Information Technology at Dekabank Deutsche Girozentrale from 2009 to 2014, as a central division manager of the Information Technology Division of HSH Nordbank AG from 2003 to 2009, division manager of Landesbank Schleswig-Holstein Girozentrale from 1999 to 2003, personal assistant to the CEO at Deutsche Apotheker und Ärtzebank EG from 1998 to 1999, project manager at Mitchell Madison Group from 1996 to 1998, consultant and project manager at Monitor Company from 1993 to 1996 and lecturer at Universitat Karlsruhe 1991 to 1993. He holds a Ph.D. from Universitat Karlsruhe.

The following table lists those of our key executive officers as of December 31, 2020 who are not members of our management board:

			Year of Expiration
Name	Position	Age	of Term
Sun Kim	Chief Strategy & Investor Relations Officer	49	—
Philip Lambert, Ph.D.	Chief Scientific Officer	53	—
Prof. Peter Bauer, M.D.	Chief Genomic Officer	51	—

Sun Kim. Mr. Kim has served as our chief strategy and investor relations officer since May 2019. Prior to his appointment, Mr. Kim was Head of Corporate Strategy at Shire Plc from August 2018 to April 2019, where he also oversaw Shire Plc’s investor relations activities in the US and, from October 2017 to August 2018, he was Vice President, Investor Relations. Prior to joining Shire Plc, he served as Global Head of Business Service Excellence at Novartis from March 2015 to September 2017, as General Manager at Alcon Singapore from July 2013 to March 2015, and as Global Head of Strategy for Alcon from September of 2011 to July 2013. Mr. Kim also worked at Bausch & Lomb from August 2009 to September 2011, heading up its strategy function for the pharmaceutical business unit. Prior to his experience in the pharmaceutical industry, Mr. Kim spent seven years as a Management Consultant at McKinsey & Company and A.T. Kearney. Mr. Kim holds a Ph.D. and M.S. in Chemical Engineering from Stanford University, and B.S. in Chemical Engineering from Seoul National University.

Philip Lambert, Ph.D. Dr. Lambert has served as our chief scientific officer since December 2019. Prior to his appointment, Dr. Lambert was Senior Vice President of Discovery and Labs of Life Biosciences, a global company focused on extending the healthy lifespan of individuals by investigating eight biological pathways believed to increase longevity. He also served as Chief Operating Officer of Selphagy Therapeutics and Spotlight Biosciences, subsidiaries of Life Biosciences. Prior to Life Biosciences, Dr. Lambert served as Scientific Partner and Head of Discovery at Charles River Laboratories, where he was responsible for establishing scientific credibility and delivering the business to client companies and venture capital firms. He also co-founded VivoPath, a preclinical screening company, offering clients discovery and development services for proof-of-concept testing. He holds a PhD in Neuropharmacology from Imperial College, University of London and a BSc in Pharmacology from the University of Liverpool.

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

Supervisory Board

Our supervisory board consists of eight members. Each supervisory board member holds office for the term set by our general meeting of shareholders (as set forth in the table below), except in the case of his earlier death, resignation or removal. Our supervisory board members do not have a retirement age requirement under our articles of association.

The following table presents the names of the current members of our supervisory board, as well as the year of expiration of their terms as supervisory board members of Centogene N.V.:

			Year of Expiration
Name	Position	Age	of Term
Peer M. Schatz(1)	Member and Vice‑Chairman of the Supervisory Board	55	2023
Flemming Ornskov(2)	Chairman of the Supervisory Board	63	2022
Hubert Birner, Ph.D.	Member of the Supervisory Board	54	2022
Jonathan G. Sheldon, Ph.D.	Member of the Supervisory Board	49	2025
Holger Friedrich(3)	Member of the Supervisory Board	54	2022
Guido Prehn	Member of the Supervisory Board	43	2022
Eric Souêtre	Member of the Supervisory Board	65	2022
Berndt Modig	Member of the Supervisory Board	62	2022

(1)             Effective from January 1, 2021, Peer Schatz has been appointed Chairman of the supervisory board.

(2)             Dr. Flemming Ornskov served as Chairman of the supervisory board from April 1, 2019 to December 31, 2020.

(3)	Holger Friedrich took a temporary leave of absence from the supervisory board in 2019 and resumed his duties in March 2020.

The following is a brief summary of the business experience of our supervisory board members. Unless otherwise indicated, the current business address for our directors is Am Strande 7, 18055 Rostock, Germany.

Flemming Ornskov, M.D., MPH, MBA. Dr. Ornskov has served as the Chairman of our supervisory board from April 2019 until December 31, 2020. He has served as the Chief Executive Officer of Galderma S.A. since October 2019. He served as Chief Executive Officer and Executive Director of Shire Plc from April 2013 to January 2019, when Shire was acquired by Takeda. Dr. Ornskov has extensive international, strategic and operational experience in the pharmaceutical and biotech sectors, as well as medical expertise as a physician with training in pediatrics. He was appointed Non-Executive Director and Chairman of the Board of Recordati S.p.A. in February 2019. He has been a Non-Executive Director for the Waters Corporation since 2017. Previously, Dr. Ornskov was Non-Executive Chairman of Evotec from 2008 to 2012 and Non-Executive Director of PCI Biotech Holding from 2008 to 2013. From 2010 to 2013, he was Chief Marketing Officer and Global Head, General and Specialty Medicine at Bayer. He also previously held positions as Global President, Pharmaceuticals and Over-the Counter at Bausch & Lomb; Chairman, President and Chief Executive Officer of LifeCycle Pharma A/S, now Veloxis Pharma A/S; President and Chief Executive Officer of Ikaria; and various roles at Merck and Novartis. Dr. Ornskov received his M.D. from the University of Copenhagen, MBA from INSEAD, and Masters of Public Health from Harvard University.

Hubert Birner, Ph.D. Dr. Birner joined our supervisory board as Chairman from July 2017 to March 30, 2019, and as Vice-Chairman from April 1, 2019 to March 16, 2020. Dr. Birner is responsible for TVM Capital Life Science’s overall investment strategy and global fund operations. He currently serves as Chairman of the board of directors of Leon-nanodrugs GmbH and AL-S Pharma AG. Dr. Birner previously served on the board of Acer Therapeutics, Argos Therapeutic, Horizon Pharma, Inc., Bioxell SA, Evotec AG, Jerini AG, Noxxon Pharma, Probiodrug AG, Proteon Therapeutics Inc. and SpePharm Holdings BV. Prior to his current tenure, he was Head of Business Development Europe and Director of Marketing for Germany at Zeneca Agrochemicals. Dr. Birner joined Zeneca from McKinsey & Company’s European Health Care and Pharmaceutical practice and as Assistant Professor for biochemistry at the Ludwig-Maximilian-University (“LMU”), following his summa cum laude doctoral degree in biochemistry at LMU; his doctoral thesis was honoured with the Hoffmann-La Roche prize for outstanding basic research in metabolic diseases. Dr. Birner also holds an MBA from Harvard Business School.

Peer M. Schatz From January 1, 2021, Peer Schatz has served as Chairman of our Supervisory Board. Mr. Schatz joined the supervisory board of Centogene in March 2020 as interim member and interim vice-chairman of the supervisory board. His appointment was approved in the Annual General Meeting in June 2020. He joins Centogene from his recent position as long-time Chief Executive Officer of QIAGEN N.V. (Nasdaq: QGEN; Frankfurt: QIA), a leading provider of molecular sample and assay technologies. From 1993 to 2019, he led QIAGEN’s rapid expansion from a start-up company with $2 million in sales into a global leader in molecular testing with over $1.6 billion in revenues. Mr. Schatz also serves as a supervisory board director of Siemens Healthineers AG and Resolve Biosciences GmbH and as managing director of PS Capital Management GmbH. He also served as a founding member of the German Corporate Governance Commission and as a supervisory board member of Evotec AG (Frankfurt: EVT). Mr. Schatz graduated from the University of St. Gallen, Switzerland with a Masters Degree in Finance and from the University of Chicago Graduate School of Business with an MBA.

Holger Friedrich. Mr. Friedrich joined our supervisory board as member in 2017. Since 2010, Mr. Friedrich has served as managing director of CORE SE’s consulting unit. Prior to this role, he served as chairman of SPM Technologies (acquired by SAP) from 1993 to 2003 and as SAP senior vice president, IT Architecture, from 2003 to 2005. He served as partner at McKinsey from 2005 to 2008 and was responsible for their European Enterprise Architecture practice. He served as board member at Software AG from 2009 to 2010. Mr. Friedrich studied computer science and German studies and he was one of the founding members of the Institute for Theoretical Computer Science at the University of Potsdam, which is known today as the Hasso Plattner Institute.

Guido Prehn. Mr. Prehn joined our supervisory board as a member in 2017. Mr. Prehn has over 15 years of experience in the private equity industry. He currently serves on the boards of Omniamed Holding GmbH, Pharmazell GmbH, Calvias GmbH, Everest TopCo B.V., Auerbach Holding AG, Kohlspitz Holding AG, AWK Group and VTU Group. Mr. Prehn is a managing director of DPE Deutsche Private Equity where he joined in 2008, shortly after its foundation. Between 2002 and 2008, he worked in various positions at Allianz Capital Partners, TPG Capital and Merrill Lynch. Mr. Prehn studied business administration at the European Business School, Oestrich-Winkel, De Paul University Chicago and Universidad Argentina de la Empresa, Buenos Aires.

Eric Souêtre, M.D. Dr. Souêtre joined our supervisory board as a member in 2017. After various research positions at National Institute of Mental Health, Dr. Souêtre founded “BENEFIT” in 1990, a research and consulting company in health economics (subsequently acquired by QUINTILES Inc. (USA) in 1995). He then served as a board member at QUINTILES Inc., where he was responsible for the global consulting function. In 2003, Dr. Souêtre co-founded LABCO - a network of clinical laboratories - and led the company to a European leadership as chairman and CEO until late 2010. He remained as an active board member until LABCO was sold to CINVEN in 2015. Dr. Souêtre has since co-founded a private equity fund, Careventures, focused on pan European healthcare service ventures. He currently serves on the board of OPERA SA. Dr. Souêtre holds a Ph.D. in neurosciences by the Marseille University, an M.D. by the Medical University of Nice and an MBA from HEC school of Paris.

Berndt Modig, MBA. Mr. Modig joined our supervisory board as a member in April 2018. He also serves as chief executive officer of Pharvaris N.V. He served as chief financial officer of Prosensa Holding N.V., a public pharmaceutical company, from March 2010 until its acquisition by BioMarin Pharmaceutical Inc. in January 2015. From October 2003 to November 2008, Mr. Modig was chief financial officer at Jerini AG where he directed private financing rounds, its initial public offering in 2005, and its acquisition by Shire Plc in 2008. Before that, Mr. Modig served as chief financial officer at Surplex AG from 2001 to 2003 and as finance director Europe of U.S.-based Hayward Industrial Products Inc. from 1999 to 2001. In previous positions, Mr. Modig was a partner in the Brussels-based private equity firm, Agra Industria, from 1994 to 1999 and a senior manager in the Financial Services Industry Group of Price Waterhouse LLP in New York from 1991 to 1994. Mr. Modig currently serves as a director, chair of the compensation committee and member of the audit committee of Sio Gene Therapies Inc., and vice-chairman of the supervisory board and chairman of the audit committee of Kiadis Pharma N.V., all of which are publicly held pharmaceutical companies, and he was a director of Mobile Loyalty plc from 2012 to 2013. Mr. Modig received a bachelor’s degree in business administration, economics and German language from the University of Lund, Sweden, and an MBA from INSEAD, Fontainebleau, France. He is a certified public accountant (inactive).

Jonathan G. Sheldon, PhD. Dr. Sheldon joined our supervisory board as a an interim member at November 10, 2020, and his appointment was approved by the shareholders in the extraordinary general meeting of shareholders on December 18, 2020. Mr. Sheldon has an extensive track record in the life science and healthcare industry – having spearheaded growth and strategy development of multiple global companies. He serves as Senior Vice President of the Digital Insights Business Area and member of the Executive Committee at QIAGEN N.V., a leading provider of molecular sample and assay technologies. Prior to joining QIAGEN, Jonathan served as the Global Vice President of Oracle Health Services – further positioning the Company’s product portfolio, defining its healthcare strategy, and its convergence with Life Sciences. Previously, he was the Head of Bioinformatics at Roche Pharmaceutical, where he established the Company’s first bioinformatics department in the UK as well as providing leadership to a variety of software and data companies serving both the life science and healthcare sectors. Until recently, Mr. Sheldon was a Board Member of the Drug Information Association (DIA) and currently serves on the board of the American College of Medical Genetics Foundation. He completed his B.Sc. in Biochemistry and Molecular Biology at the University of Manchester, and went on to receive his Ph.D. in Biochemistry and Molecular Biology from the University of Cambridge.

B.Compensation

Compensation of Managing Directors, Supervisory Board Members and Officers

We are a foreign private issuer. As a result, in accordance with Nasdaq listing requirements, we are complying with home country compensation requirements and certain exemptions thereunder rather than with Nasdaq compensation requirements. Dutch law does not provide for limitations with respect to the aggregate annual compensation paid to members of our management board or supervisory board, provided that such compensation is consistent with our compensation policy. Such compensation policy requires approval by our general meeting of shareholders. The supervisory board determines the remuneration of individual managing directors with due observance of the remuneration policy. A proposal with respect to remuneration schemes in the form of shares or rights to shares in which managing directors may participate is subject to approval by our general meeting of shareholders. Such a proposal must set out at least the maximum number of shares or rights to subscribe for shares to be granted to the managing directors and the criteria for granting or amendment. The compensation for our supervisory board members is set by the general meeting of shareholders.

The compensation, including benefits in kind, accrued or paid to our managing directors and supervisory board members with respect to the year ended December 31, 2020, for services in all capacities is shown below on an individual basis. Further details for the compensation for our managing directors and supervisory board members are provided in note 25 to our consolidated financial statements as of and for the year ended December 31, 2020.

Directors Compensation 2020

Supervisory Board Members

On December 18, 2020, in an extraordinary general meeting of the Company, our shareholders approved changes to the cash remuneration payable to members of our supervisory board. Pursuant to the new cash remuneration scheme, each member of the supervisory board will receive a fixed cash fee of €80,000 (gross) per annum. The chairman of the supervisory board will receive an additional fixed cash fee of €60,000 (gross) per annum as of the financial year 2023, and the vice-chairman of the supervisory board will receive an additional fixed cash fee of €40,000 (gross) per annum as of the financial year 2023. The chairman of the audit committee will receive an additional fixed cash fee of €40,000 (gross) per annum, and the chairman of the compensation committee will receive an additional fixed cash fee of €8,000 (gross) per annum. If a supervisory board member serves for only part of a financial year, the fixed cash fees referred to above payable to such member will be adjusted and, if already paid, will be reimbursed by such member to us on a pro rata basis; and for the financial year 2020, the supervisory board members cash compensation already paid to them reduced their entitlement to the fixed cash fees referred to above.

	P. Schatz	F. Ornskov	H. Birner	J. Sheldon(4)	H. Friedrich(2)	G. Prehn	E. Souêtre	B. Modig	C. Ehlers(1)	J. Kaluski(3)

	(in € thousands)
Periodically paid compensation	60	80	88	11	67	80	80	120	9	8
Total cash compensation	60	80	88	11	67	80	80	120	9	8
2019 Equity Incentive Plan (5)	61	2,105	—	3	—	—	—	3	—	—
Total share‑based payment compensation	61	2,105	—	3	—	—	—	3	—	—

(1)	Our co-founder, Christoph Ehlers, joined the supervisory board in 2014 and resigned on June 15, 2020.
(2)	On November 21, 2019, Holger Friedrich took a temporary leave of absence from the supervisory board and resumed duties in March 2020, and during which leave of absence he did not receive any remuneration.
(3)	Jacob Kaluski joined the supervisory board in 2014 and resigned on March 16, 2020.
(4)	Jonathan G. Sheldon joined the board as a supervisory board member on November 10, 2020 and his appointment was approved by the shareholders in the extraordinary general meeting of shareholders on December 18, 2020.
(5)	This amount represents the portion of the grant date fair value of the option and RSU awards recognized as an expense in 2020 under the provisions of IFRS 2.

Managing Directors

	A. Oswald(3)	R. Stoffelen	V. Weckesser	A. Rolfs(2)	D. Ehlers(4)

	(in € thousands)
Periodically paid compensation	38	500	385	598	176
Bonuses	—	150	390	283	135
Termination benefits	—	—	—	565	—
Total cash compensation	38	650	775	1,446	311
2019 Equity Incentive Plan(1)	269	168	156	845	—
Total share‑based payment compensation	269	168	156	845	—

(1)	This amount represents fair value of the option awards issued in September 2020 under the 2019 Plan (as defined and discussed below), recognized in 2020 under the provisions of IFRS 2.
(2)	On October 20, 2020, Prof. Arndt Rolfs, our founder and former CEO, stepped down from the management board and his role as CEO of Centogene.
(3)	On December 1, 2020, Andrin Oswald, joined Centogene as our new CEO.
(4)	On June 26, 2020, Mr. Ehlers decided to leave the Company for personal reasons.

The amount accrued by us to provide pension, retirement or similar benefits to members of our management board, supervisory board or officers with executive responsibilities amounted to a total of €23 thousand for the year ended December 31, 2020.

For the year ended December 31, 2020, our performance-based compensation programs are described below.

2016 Virtual Share Option Plan

Under Centogene AG’s virtual share option program 2016 (our “2016 Plan”), we have granted virtual share options to our employees, management board members and selected consultants. Immediately prior to the consummation of our initial public offering, the outstanding awards under the 2016 Plan covered an aggregate of 8,223 common shares of Centogene AG derived from 802,283 options. Under this program, holders of vested options are entitled to receive a direct cash payment from Centogene N.V., which payment to the option holders will be reimbursed by the original shareholders of Centogene AG at the same time as the obligation to pay the option holders arises.

Upon the completion of our initial public offering, all options granted under the 2016 Plan vested immediately in full and the cash payment to each option holder was calculated based on the initial public offering price of the shares of Centogene N.V. and the exercise prices of the vested options. Upon the completion of the July 2020 Offering (as described and defined below), the relevant payables to the holders of vested options were settled.

The table below shows the cash payments our managing directors received in 2020 as a result of their vested and exercised option awards under the 2016 Plan.

	Number of Options at the
	Consummation of the		Cash Payment
Beneficiary	Initial Public Offering	Exercise Price EUR	EUR Thousand
Richard Stoffelen	272,683	400	702
Richard Stoffelen	46,200	100	261
Volkmar Weckesser	138,600	200	641
Total	457,483		1,604

2019 Equity Incentive Plan

In conjunction with the consummation of our initial public offering, we have established a new long-term incentive plan (our “2019 Plan”) with the purpose of advancing the interests of our shareholders and other stakeholders by enhancing our ability to attract, retain and motivate individuals who are expected to make important contributions to us. The 2019 Plan governs issuances of equity and equity-based incentive awards from and after the consummation of our initial public offering. The maximum number of common shares underlying awards that may be granted pursuant to the 2019 Plan (other than replacement awards) will not exceed 13% of the Company’s issued share capital immediately following our initial public offering. Such maximum number has been increased on

January 1, 2020, and will be increased on January 1 of each calendar year thereafter, by an additional number of common shares equal to 3% of the Company’s issued share capital on such date (or a lower number of common shares as determined by the management board or supervisory board, where appropriate on the basis of a recommendation of the compensation committee (as the case may be, as prescribed by the 2019 Plan and, collectively, the “Committee”)). On September 11, 2020, the 2019 Plan was modified in respect of leaver arrangements (see “—Termination of Service” below). On November 25, 2020, the modified leaver arrangements were amended to their initial form as of the establishment of the 2019 Plan.

Plan Administration. The 2019 Plan is administered by the Committee.

Eligibility. Awards under the 2019 Plan may be granted to our employees, the members of our management board and supervisory board, consultants or other advisors.

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

Termination of Service. In the event of a good leaver’s (as defined in the 2019 Plan) termination of employment or service, all vested awards will be exercised or settled in accordance with their terms within a period specified by the Committee and all unvested awards will be cancelled automatically unless decided otherwise by the Committee. In the event of a bad leaver’s (as defined in the 2019 Plan) termination of employment or service, all vested and unvested awards will be cancelled automatically without compensation. Pursuant to an amendment to the 2019 Plan applicable to awards granted in the period between September 11, 2020 and November 25, 2020, unless otherwise determined by the Committee, in the event of a good leaver’s termination of employment or service, all unvested awards will vest in full and all vested awards that have not yet been exercised or settled must be exercised or settled in accordance with their terms within a period specified by the Committee. If those awards are not exercised or settled within such period, they will be cancelled automatically without compensation.

Change in Control. In the event of a change in control of the Company (as defined in the 2019 Plan), outstanding awards that will be substituted or exchanged for equivalent replacement awards, in connection with the change in control will be cancelled. Outstanding rewards that are not substituted or exchanged for equivalent replacement awards, in connection with the change in control will immediately vest and settle in full, unless otherwise decided by the Committee.

During the year ended December 31, 2020, the following options were granted under 2019 Plan:

Equity Share Option – Replacement (2017 Plan)

As part of the corporate reorganization, in connection with the IPO, the options granted under the 2017 Plan of Centogene AG were converted into option awards under the 2019 Plan exercisable for common shares of Centogene N.V. immediately prior to the completion of our initial public offering in 2019. Accordingly, 805,308 new share options were granted pursuant to the 2019 Plan, of which 440,475 options were granted to our managing directors, with each option representing the right to acquire one common share of Centogene N.V., with an exercise price of €0.12 per share. The options were considered vested upon the completion of the initial public offering, but were not exercisable in the first 180 days after the initial public offering. During 2020, 256,303 options were exercised.

The following table shows the options outstanding as of December 31, 2020 held by our managing directors under the 2019 Plan to replace their options under the 2017 Plan:

Beneficiary(1)	Grant Date	Number of Options	Exercise Price EUR	Expiration Date
Richard Stoffelen	November 9, 2019	140,169	0.12	October 31, 2029
Volkmar Weckesser	November 9, 2019	33,773	0.12	October 31, 2029
Total		173,942

(1)	During 2020, Mr. Dirk Ehlers and Prof. Arndt Rolfs left the Company. Therefore the number of options outstanding for these former managing directors are no longer included in the table.

Equity Share Option (ESOP 2019) to Flemming Ornskov

In connection with his appointment as a member of the supervisory board, the Company entered into an agreement with Flemming Ornskov, pursuant to which Mr. Ornskov was granted a total of 396,522 options, with each option representing the right to acquire one common share with an exercise price equaling the IPO price, which was €12.58 per share on the date of our IPO. The vesting period commenced on the day of the grant and will end on March 31, 2022, with one-third of the granted options vesting on March 31 in each year of the vesting period.

On December 18, 2020, in an extraordinary general meeting of shareholders of the Company, the shareholders approved the grant of 300,000 restricted stock units (“RSUs”) to Flemming Ornskov under the 2019 Plan, which replaced the ESOP 2019 and pursuant to which Flemming Ornskov will forfeit the options granted to him thereunder in exchange for the RSUs granted to him. The RSUs will expire after ten years, will not be subject to any other performance criteria, will have no exercise price and will be settled in shares. With respect to the RSUs granted 33% vested immediately and the remaining 67% will vest in two equal annual instalments on each anniversary of October 1 following the date of grant.

2020 Grants to Employees, Management Board and Selected Consultants

Under the 2019 Plan, we granted 154,925 share options and 461,100 RSUs to our employees, management board members and select consultants in September and October 2020. Apart from one award that immediately vested in full on the grant date and another award that vests in three equal tranches on each anniversary of the date the recipient first commenced employment, all other awards referred to above will vest in three equal tranches on January 1 of each year following the grant date. All of the foregoing awards will vest in full when the participant is considered to be a good leaver within the meaning of the 2019 Plan effective as of the grant date. The options referred to above will vest only if the 20 trading day volume-weighted average stock price of the Company’s shares preceding the vesting date of each tranche exceeds the exercise price of USD 11.60. As the 20 trading day volume-weighted average stock price as of January 1, 2021 exceeded the exercise price, the first tranche vested on January 1, 2021.

The following table shows the options and RSUs granted to the members of the management board in 2020 and outstanding as of December 31, 2020 under the 2019 Plan:

Beneficiary	Grant Date	Number of	Exercise	Number of	Exercise	Expiration Date
		Options	Price USD	RSUs	Price USD
Prof. Arndt Rolfs(1)	September 11, 2020	36,175	11.60	72,350	—	September 11, 2030
Richard Stoffelen	September 11, 2020	16,250	11.60	32,250	—	September 11, 2030
Volkmar Weckesser	September 11, 2020	15,000	11.60	30,000	—	September 11, 2030
Total		67,425		134,600

(1)	On October 20, 2020, Prof. Arndt Rolfs, our founder and former CEO, stepped down from the management board and his role as CEO of Centogene. As a result, his options and RSUs vested in full.

2020 Grants to New CEO

In 2020, the Company and the new CEO entered into an award agreement under the 2019 Plan pursuant to which the CEO will receive certain awards in the form of RSUs, which have no exercise price. According to the agreement, a total of 324,000 RSUs were granted to the CEO on December 1, 2020, subject to the purchase of ordinary shares of the Company in the amount of CHF 1,000,000 within a certain period after the grant date. Furthermore, on January 1, 2022, provided that the CEO is continuing his service with the Company, the CEO will be granted awards of RSUs in an amount equal to CHF 1,400,000 divided by the applicable volume-weighted average stock price of the Company prior to the grant date. On January 1, 2023 and on each anniversary thereafter during the term of the agreement, the supervisory board may grant to the CEO an additional annual RSU award in an amount and with terms and conditions as determined by the supervisory board.

Additionally, a total of 500,000 performance-based vesting RSUs were granted to the new CEO on December 1, 2020, subject to the following conditions:

1. 200,000 RSUs will vest if the applicable volume-weighted average stock price of the Company equals or exceeds USD 24 in any consecutive three month period prior to January 1, 2023 (for these RSUs the “Initival Vesting Date”). To the extent that this hurdle will not be met, these RSUs will be forfeited in their entirety.

2. 300,000 RSUs will vest if the applicable volume-weighted average stock price of the Company equals or exceeds USD 33 in any consecutive three month period prior to January 1, 2024 (for these RSUs the “Initival Vesting Date”). To the extent that this hurdle will not be met, these RSUs will be forfeited in their entirety.

All of these RSUs will vest in four equal annual installments following the relevant Initial Vesting Date, if the applicable performance hurdles are met, and subject to the CEO’s continued service with the Company as of the vesting date. The contractual term of the RSUs is ten years from the respective grant dates. The RSUs issued are equity-settled.

2020 Supervisory Board Incentive Compensation Scheme

In the Company’s extraordinary general meeting of shareholders on December 18, 2020, shareholders approved a new incentive compensation scheme for supervisory board members which is designed to attract and incentivize such members.

Pursuant to this scheme, certain members of the supervisory board will annually receive an award of options and RSUs for ordinary shares of the Company under the 2019 Plan with a value of EUR 80,000 multiplied by the LTI factor. For each award, RSUs will constitute 75% of the value of the award while options will constitute the remaining 25% of the value of the award. The LTI factor will be 100% or less based on the volume-weighted average stock price of our shares over a 60 trading day period preceding December 31 of the relevant financial year. Furthermore, the chairman and vice-chairman of the supervisory board, will each annually receive an additional award with a value of EUR 60,000 and EUR 40,000, respectively, multiplied by the LTI factor as of the financial year 2023; the chairman of the audit committee and chairman of the compensation committee will each annually receive an additional award with a value of EUR 40,000 and EUR 8,000, respectively, multiplied by the LTI factor. The awards will be granted retrospectively for the preceding financial year following the audit of the Company’s annual accounts over such financial year, with the first awards to be granted in 2021 (in respect of the 2020 financial year). The awards will vest in four equal annual instalments on each relevant anniversary of the grant date and will vest in full upon a change in control of the Company (provided that the holder remains an eligible participant on the date of the change in control). The awards will expire on the ten-year anniversary of the grant date, are not subject to any performance criteria and will be settled in shares.

In connection with the appointment of Peer Schatz as a member of our supervisory board in 2020, the Company entered into an agreement with Mr. Schatz, pursuant to which a total of 300,000 RSUs were granted pursuant to the 2019 Plan to Mr. Schatz. These RSUs will vest in four equal annual instalments on each relevant anniversary of November 25, 2020. The contractual term of the RSUs is ten years from grant date. The RSUs are not subject to performance criteria and will be settled in shares.

C.Board Practices

Date of expiration

For the year of expiration of the current term of the supervisory and management board members of Centogene N.V. see “—A. Directors and Senior Management.”

Service Agreements

As of the consummation of our initial public offering, we entered into service agreements with all of the managing directors and supervisory board members of the Company. All of these agreements provide for notice of termination periods after certain minimum appointment periods and all of them include restrictive covenants.

Committees

Audit Committee

The audit committee, which consists of Berndt Modig, Peer Schatz and Jonathan G.Sheldon, assists the supervisory board in overseeing our accounting and financial reporting processes and the audits of our financial statements. In addition, the audit committee is responsible for the appointment, compensation, retention and oversight of the work of our independent registered public accounting firm. Our supervisory board has determined that Berndt Modig, Peer Schatz and Jonathan G.Sheldon each satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act and Berndt Modig qualifies as an “audit committee financial expert,” as such term is defined in the rules of the SEC. Peer Schatz has assumed Jacob Kaluski’s role as independent audit committee member following Jacob Kaluski’s resignation from the supervisory board effective March 16, 2020. The composition of our audit committee is consistent with the best practice provisions of the DCGC. The audit committee is governed by a charter that is available on our website.

The audit committee’s responsibilities include:

•

monitoring the management board with respect to (i) the relations with, and the compliance with recommendations and follow-up of comments made by, the Company’s internal audit function and the Dutch independent auditor, (ii) the Company’s funding, (iii) the application of information and communication technology by the Company, including risks relating to cybersecurity and (iv) the Company’s tax policy;

•	issuing recommendations concerning the appointment and the dismissal of the head of the Company’s internal audit function;
•	reviewing and discussing the performance of the Company’s internal audit function;
•	the Company’s compliance with applicable legal and regulatory requirements;
•	the operation of the Company’s code of conduct and ethics and its other internal policies;
•	reviewing and discussing the Company’s audit plan, including with the Dutch independent auditor and the internal audit function;
•

reviewing and discussing the essence of the audit results, including (i) flaws in the effectiveness of the internal controls, (ii) findings and observations with a material impact on the Company’s risk profile and (iii) failings in the follow-up of recommendations made previously by the internal audit function;

•

receiving from the Dutch independent auditor a formal written statement at least annually delineating all relationships between the Dutch independent auditor and the Company consistent with applicable requirements of the Public Company Accounting Oversight Board (PCAOB) regarding the communications of the Dutch independent auditor with the Audit Committee concerning independence;

•

reviewing and discussing with the Dutch independent auditor, at least annually (i) the scope and materiality of the Company’s audit plan and the principal risks of the Company’s annual financial reporting identified in such audit plan, (ii) the findings and outcome of the Dutch independent auditor’s audit of the Company’s financial statements and the management letter and (iii) significant findings from the audit and any problems or difficulties encountered, including restrictions on the scope of the Dutch independent auditor’s activities or on access to requested information, as well as significant disagreements with the Company’s management;

•	determining whether and, if so, how the Dutch independent auditor should be involved in the content and publication of financial reports other than the Company’s financial statements;
•	resolving disagreements between management and the Dutch independent auditor regarding the Company’s financial reporting;
•

reviewing and discussing with the Dutch independent auditor any audit problems or difficulties and the response of the Company’s management thereto, including those matters required to be discussed with the Audit Committee by the Dutch independent auditor pursuant to established auditing standards, such as (i) restrictions on the scope of the activities of the Dutch independent auditor or on access to requested information, (ii) accounting adjustments that were noted or proposed by the Dutch independent auditor but were “passed” (as immaterial or otherwise), (iii) communications between the audit team and the audit firm’s national office regarding auditing or accounting issues presented by the engagement and (iv) management or internal control letters issued, or proposed to be issued, by the Dutch independent auditor;

•

reviewing and discussing the effectiveness of the design and operation of the internal controls with the management board, the chief executive officer and the chief financial officer, as appropriate, including identified material failings, deficiencies or material weaknesses in the internal controls and material changes made to, and material improvements planned for, the internal controls;

•	assisting the Company in preparing the disclosure to be included in the Company’s applicable filings as required by the Securities Act, the Exchange Act and their related rules;
•

advising the management board regarding the Dutch independent auditor’s nomination for (re)appointment or dismissal (including confirmation and evaluation on the rotation of the audit partners on the audit engagement team as required by applicable laws) and preparing the selection of the Dutch independent auditor for such purpose, as relevant;

•

reviewing and discussing the terms of engagement of the Dutch independent auditor to audit the Company’s financial statements, to prepare or issue an audit report, or to perform other audit, review or attest services, including the scope of the audit, the materiality standard to be applied, and causing the Company, without further action, to pay the compensation of the Dutch independent auditor as approved by the audit committee;

•

engagement of such independent legal, accounting and other advisors as the audit committee deems necessary or appropriate to carry out its responsibilities, including causing the Company, without further action, to pay the reasonable compensation of such advisors as approved by the audit committee;

•	causing the Company to pay, without further action, the ordinary administrative expenses of the audit committee that are necessary or appropriate in carrying out its duties;
•	preparing the audit committee report that the SEC rules require to be included in the Company’s annual proxy statement (if and when the Company would become subject to those rules);
•	establishing policies for the Company’s hiring of current or former employees of the Dutch independent auditor;
•

establishing procedures for (i) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters and (ii) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters;

•

reviewing potential conflicts of interest involving managing or supervisory board members, including whether they may take part in the deliberations in the decision-making process on any issue as to which there may be a conflict; and

•	developing and recommending to the supervisory board the Company’s related person transaction policy.

Compensation Committee

The compensation committee consists of Hubert Birner, Guido Prehn and Eric Souêtre. The compensation committee assists the supervisory board in determining compensation for our executive officers and the members of our management board and supervisory board. The composition of our compensation committee is consistent with the best practice provisions of the DCGC.

The compensation committee’s responsibilities include:

•

reviewing and evaluating the Company’s compensation policy and benefits policies generally, including the review and recommendation of incentive-compensation and equity-based plans of the Company that are subject to approval of the supervisory board, as well as the compensation of the chief executive officer and the Company’s other executive officers;

•	submitting proposals to the supervisory board concerning changes to the Company’s compensation policy, as relevant;

•

submitting proposals to the supervisory board concerning the compensation of individual managing directors and the Company’s other executive officers, at least covering (i) the compensation structure, (ii) the amount of the fixed and variable compensation components, (iii) the applicable performance criteria, (iv) the scenario analyses that have been carried out, (v) the pay ratios within the Company’s peer group, (vi) the views of any managing director concerned with regard to the amount and structure of his own compensation and (vii) if considered appropriate by the management board or the compensation committee, the views of any executive officer concerned with regard to the amount and structure of his own compensation;

•	submitting proposals to the supervisory board concerning the compensation of individual supervisory board members;
•

the review and assessment of risks arising from the Company’s employee compensation policies and practices and whether any such risks are reasonably likely to have a material adverse effect on the Company;

•	the preparation of the Company’s compensation report for the supervisory board;
•	the preparation of the compensation committee report required by SEC rules or the rules of any other regulatory body; and
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

Nomination and Corporate Governance Committee

The nomination and corporate governance committee consists of Eric Souêtre, Peer Schatz, Guido Prehn and Hubert Birner. The nomination and corporate governance committee assists our supervisory board in identifying individuals qualified to become members of our management board or supervisory board consistent with criteria established by us and in developing our code of business conduct and ethics. The composition of our nomination and corporate governance committee is consistent with the best practice provisions of the DCGC.

The nomination and corporate governance committee’s responsibilities include:

•	drawing up selection criteria and appointment procedures for the managing directors and supervisory board members;
•	reviewing the size and composition of the management board and the supervisory board and submitting proposals for the composition profile of the supervisory board;
•	making recommendations to the supervisory board as to determinations of supervisory board members independence;
•	reviewing the functioning of individual managing directors and supervisory board members and reporting on such review to the supervisory board;
•	drawing up a plan for the succession of managing directors and supervisory board members;

•	submitting proposals for (re)appointment of managing directors and supervisory board members;
•	supervising the policy of the management board regarding the selection criteria and appointment procedures for the Company’s executive officers;
•	overseeing the self-evaluation of the management board and the supervisory board to determine whether it and its committees are functioning effectively; and
•

developing and recommending to the management board the code of conduct and ethics and overseeing compliance with the code of conduct and ethics, including - at least annually - reviewing and reassessing the adequacy of the code of conduct and ethics and recommending any proposed changes to the management board.

As permitted by the listing requirements of Nasdaq, we have opted out of Nasdaq Listing Rule 5605(e), which requires independent director oversight of director nominations. The nomination and corporate governance committee is governed by a charter that is available on our website.

D.Employees

As of December 31, 2020, we employed approximately 660 highly qualified personnel (including consultants) from over 55 nationalities. All of our employees are engaged in either operations, sales, research and development, corporate and other supporting functions. None of our employees are covered by collective bargaining agreements. The following tables provide breakdowns of our full-time equivalent employees as of December 31, 2020 by function and by region:

As of
December 31, 2020
Diagnostics Operations	188
COVID-19 Operations	153
Pharmaceutical Operations	29
Sales and Marketing	61
Pharmaceutical Business Development	8
Research and Development	81
Corporate and other supporting functions	137
Total employees (including consultants and apprentices)	657

As of
December 31, 2020
Germany	570
United States	24
India	13
Consultants (located mainly in Asia, Middle East and Latin America)	50
Total employees (including consultants and apprentices)	657

E.Share Ownership

See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

Item 7. Major Shareholders and Related Party Transactions

A.Major Shareholders

As of the date of this Annual Report, our authorized share capital was €9,480,000, consisting of 79,000,000 common shares, par value €0.12 per share. Each of our common shares entitles its holder to one vote. The following table presents information relating to the beneficial ownership of our common shares as of the date of this Annual Report by:

•	each person, or group of affiliated persons, known by us to own beneficially 5% or more of our outstanding shares;

•	each member of our management board and supervisory board; and
•	all members of our management board and supervisory board as a group.

	Number of
	Common Shares
	beneficially owned
Shareholder	Number	Percentage
>5% Shareholders:
Entities affiliated with DPE Deutsche Private Equity GmbH(1)	5,599,655	25.0%
Careventures Fund II S.C.Sp(3)	2,947,594	13.1%
Entities affiliated with TVM Life Science Innovation I, L.P.(4)	2,489,748	11.1%
Equicore Beteiligungs GmbH(2)	1,497,962	6.7%
Arndt Rolfs(5)	2,239,612	10.0%
Management Board Members and Key Officers:
Andrin Oswald	—	—
Richard Stoffelen	119,796	*
Volkmar Weckesser	46,644	*
Peter Bauer	3,322	*
Philip Lambert	—	—
Sun Kim	—	—
Supervisory Board Members:
Guido Prehn(8)	5,599,655	25.0%
Eric Souêtre(9)	2,947,594	13.1%
Hubert Birner(6)	2,489,748	11.1%
Holger Friedrich(7)	350,145	1.6%
Flemming Ornskov	—	—
Peer Schatz(10)	25,000	*
Berndt Modig	—	—
Jonathan G. Sheldon	—	—

*      Less than 1% ownership.

(1)    The 5,599,655 common shares held by entities affiliated with DPE Deutsche Private Equity GmbH consist of (a) 3,697,806 common shares held by DPE Deutschland II A GmbH & Co. KG (“DPE II A”) and (b) 1,919,849 common shares held by DPE Deutschland II B GmbH & Co. KG (“DPE II B”). DPE Deutsche Private Equity GmbH is the managing limited partner of DPE II A and DPE II B and may be deemed to beneficially own the common shares held by such entities, but disclaims beneficial ownership of such shares. Marc Thiery is the managing director of DPE Deutsche Private Equity GmbH and has sole power to vote the common shares beneficially owned by DPE Deutsche Private Equity GmbH. Guido Prehn has decision-making power over the common shares beneficially owned by DPE Deutsche Private Equity GmbH but disclaims beneficial ownership of such shares. The address for DPE Deutsche Private Equity GmbH, DPE II A and DPE II B is Ludwigstrasse 7, 80539 Munich, Germany.

(2)    The 1,852,161 common shares held by Equicore Beteiligungs GmbH consisted of 1,852,161 shares which Christoph Ehlers may be deemed to beneficially own. The address for Equicore Beteiligungs GmbH is WeiherhofstraBe 5, 79104 Freiburg im Breisgau, Germany.

(3)    Careventures Fund II S.C.Sp (“Careventures II”) is managed by Careventures Fund II GP Sarl (“Careventures Fund”), and Eric Souêtre, the founder of Careventures Fund, may be deemed to have voting and investment power over the shares held by Careventures II. The address for Careventures II is 42-44, Avenue de la Gare, 1610 Luxembourg, Luxembourg.

(4)    The 2,791,248 common shares held by entities affiliated with TVM Life Science Innovation I, L.P. consist of (a) 1,632,606 common shares held by TVM Life Science Innovation I, L.P and (b) 857,142 common shares held by TVM Life Science Innovation II SCSp. The governance, investment strategy and decision-making with respect to investments held by TVM Life Science Innovation I, L.P. is directed by TVM Life Science Innovation I (GP) Limited, whose directors are Reshentha Beeby, Hubert Birner and Gary Leatt, and who have shared power to vote the common shares beneficially owned by TVM Life Science Innovation I, L.P. As a result, each may be deemed to beneficially own the shares beneficially owned by TVM Life Science Innovation I, L.P. The address for TVM Life Science Innovation I, L.P. is 500-1 Place Ville-Marie, Montréal (Québec) H3B 1R1, Canada. The governance, investment strategy and decision-making process with respect to investments held by TVM Life Science Innovation II, SCSp. is directed by TVM Life Science Innovation II (GP) S.à r.l., whose directors are Monica Morsch, Ganash Lokanathen and Jens Hoellermann, and who have shared power to vote the common shares beneficially owned by TVM Life Science Innovation II SCSp. As a result, each may be deemed to beneficially own the shares beneficially owned by TVM Life Science Innovation II SCSp. The address for TVM Life Science Innovation II SCSp is 8 rue Lou Hemmer, L-1748, Senningerberg, Grand Duchy of Luxembourg.

(5)    Prof. Arndt Rolfs, our former CEO and a former member of our management board, also directly owns 10% of the shares in Centogene GmbH, Vienna, Austria (“Centogene Vienna”), an immaterial subsidiary of ours. The remaining 90% of the shares in Centogene Vienna are directly owned by Centogene GmbH.

(6)    Hubert Birner beneficially owns common shares through his indirect ownership of interests in TVM Life Science Innovation I, L.P and TVM Life Science Innovation II (GP) S.à r.l.

(7)    Common shares are held by CCG-Commercial Coordination Germany GmbH and are beneficially owned by Holger Friedrich. The address for CCG-Commercial Coordination Germany GmbH is Mauerstraße 78, 10117 Berlin, Germany.

(8)    Guido Prehn has decision-making power over the common shares beneficially owned by DPE Deutsche Private Equity GmbH but disclaims beneficial ownership of such shares.

(9)   Eric Souêtre beneficially owns common shares through his indirect ownership of interests in Careventures Fund.

(10)	The 25,000 Common shares are held by PS Capital Management GmbH and are beneficially owned by Peer Schatz.

Each of our shareholders is entitled to one vote per common share. None of the holders of our shares have different voting rights from other holders of shares. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Our common shares are held through the book-entry system provided by The Depository Trust Company (“DTC”) and are registered in the register of shareholders in the name of Cede & Co., as DTC’s nominee. We are, therefore, not aware of the identity of our beneficial owners, the number of common shares they hold, nor where such beneficial owners reside.

B.Related Party Transactions

The following is a description of related party transactions we have entered into since January 1, 2020 with any of our officers, directors and the holders of more than 5% of our voting securities, or any member of the immediate family of any of the foregoing persons.

Transaction with Shareholders

In July 2020, we completed a follow-on public offering of 3,500,000 common shares of the Company (the “Follow-on Equity Offering”), consisting of 2,000,000 common shares offered by the Company and 1,500,000 common shares offered by selling shareholders at a price to the public of $14.00 per common share. Aggregate offering proceeds, net of underwriting discounts, commissions and transaction costs, to the Company were €22 million. We are not aware of any ordinary shares which were sold in this transaction by the Company to related parties.

Pursuant to an agreement entered into in January 2016, certain of our original shareholders agreed to reimburse us for the payments that we make to option holders under the 2016 Plan. As of December 31, 2019, we had recorded payables to the holders of vested options of €2,766 thousand and a corresponding receivable against the relevant shareholders. The shareholders agreement had a term until December 31, 2023. Upon completion of the Follow-on Equity Offering, the relevant payables to the holders of vested options were settled mainly by the proceeds received from such original shareholders from the sale of their shares.

During 2020, we entered into a service contract with our former CEO, Arndt Rolfs, a major shareholder, to serve as an advisor during the transition period after his departure from us until December 31, 2020. Fees to Prof. Rolfs under this agreement in 2020 totaled €11 thousand.

Transactions Involving Members of Our Supervisory Board, Management Board and Other Related Parties

The Company purchased supplies used for COVID-19 testing from an entity related to a member of the supervisory board that joined the board in 2020. Expenses totaling €65 thousand were charged to profit and loss related to the period of service of the board member.

For the year ended December 31, 2020, revenues totaling €127 thousand were recognized in profit and loss in relation performance of COVID-19 testing services for entities related to members of the supervisory board.

Insurance and Indemnification Agreements

Our current and future managing directors and supervisory board members (and such other officer or employee as designated by our management board) have the benefit of indemnification provisions in our articles of association. These provisions give the indemnified persons the right to recover from us amounts, including but not limited to litigation expenses, and any damages they are ordered to pay, in relation to acts or omissions in the performance of their duties, subject to certain exceptions. In particular, there is no entitlement to indemnification for acts or omissions which have been determined to constitute malice, gross negligence, intentional recklessness and/or serious culpability attributable to such indemnified person. In addition, we have entered into agreements with our managing directors and supervisory board members to indemnify them against expenses and liabilities to the fullest extent permitted by law. These agreements also provide, subject to certain exceptions, for indemnification for related expenses including, among others, attorneys’ fees, judgments, penalties, fines and settlement amounts incurred by any of these individuals in any action or proceeding. In addition to such indemnification, we provide our managing directors and supervisory board members with directors’ and officers’ liability insurance.

Registration Rights Agreement

In connection with our initial public offering which closed on November 12, 2019, we entered into a registration rights agreement with certain of our existing shareholders pursuant to which we agreed under certain circumstances to file a registration statement to register the resale of the shares held by such holders, subject to certain exceptions, as well as to cooperate in certain public offerings of such shares. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. For more details, see the Form of Our Registration Rights Agreement attached as Exhibit 4.1 to our Registration Statement on Form F-1 filed with the SEC on October 11, 2019. On June 18, 2020, the Registration Rights Agreement was amended in accordance with its terms.

C.Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

A.Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements”, which contains our audited financial statements prepared in accordance with IFRS.

Legal Proceedings

Sanofi has filed an opposition proceeding in the EPO against the ’725 Patent, a European patent that we own relating to our biomarker for Gaucher disease. The EPO opposition proceeding challenges the patentability of the ’725 Patent in its entirety. The EPO rejected the opposition in the first instance in the oral proceedings on February 4, 2020. Sanofi has appealed the opposition decision and we cannot predict the outcome of the proceedings. If the Board of Appeal does not uphold the opposition decision, the ’725 Patent may still be revoked or maintained in amended form, in whole or in part, which could materially harm our business. For more information regarding risks related to intellectual property, including this opposition proceeding, see “Item 3. Key Information—D. Risk Factors—Intellectual Property Risks Related to Our Business.”

In May 2016, we were informed in writing by the Universitair Medisch Centrum Utrecht (“UMCU”) that a claim had been initiated against UMCU regarding a prenatal diagnostic test that we conducted at UMCU’s request which failed to identify a specific mutation present in a patient. On October 1, 2018, the UMCU and Neon Underwriting Limited brought an action at the Regional Court of Rostock (Landgericht Rostock), Germany against us for damages, alleging that our negligence in performing the test resulted in the misdiagnosis of the patient. With the action, UMCU is seeking recovery for compensatory damages as a result of the alleged misdiagnosis. By court order of November 8, 2018, the Regional Court of Rostock set the amount in dispute at €880 thousand and opened the written preliminary proceedings against the Company. On November 12, 2018, we submitted a notice to the Regional Court of Rostock of our intention to defend against the claim. On January 3, 2019 we filed a motion to dismiss in which we denied the merits of the claim. UMCU and Neon Underwriting Limited responded to this motion on March 15, 2019 with a statement of reply, and the parties made several court filings setting out their arguments since. By order dated June 3, 2019, the Regional Court of Rostock provided a first set of questions to be answered by an expert witness. Following a request by the Court, the Director of the Institute of Genetics at the University of Bonn recommended a professor for human genetics from the University of Aachen to be appointed as such expert witness in this case. We agreed to such recommendation. As of December 31, 2020, the amount in dispute was €1.3 million. The matter was assigned to a new judge, due to the illness of the prior judge, and the decision to appoint the recommended expert witness is still pending. For more information regarding risks related to liability claims, including this proceeding, see “Item 3. Key Information—D. Risk Factors—We may become subject to substantial product liability or professional liability claims that could exceed our resources.”

As described in “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Transaction with Shareholders,” certain of our original shareholders agreed to reimburse us for the payments that we make to option holders under the 2016 Plan. Upon completion of the Follow-on Equity Offering, the relevant payables to the holders of vested options were settled mainly by the proceeds received from such original shareholders from the sale of their shares in the Follow-on Equity Offering. We have received a demand from one such original shareholder that alleges that it should have paid less to us in connection with the settlement of such payables. We believe such demand to be baseless and, should such original shareholder institute formal legal proceedings against us, intend to defend our interests vigorously.

The higher regional court of Rostock issued a final decision by which it has retroactively invalidated a contract entered into between us and the State of Mecklenburg-Western Pomerania ("MVP") for COVID-19 testing, due to non-compliance by MVP with the public tender requirements of the German government. As a result of the invalidation, MVP now has a claim under German law against us for repayment of the full amount invoiced and received under the contract (EUR 2.3 million). We also have a claim against MVP for compensation for the value of services provided in expectation of the validity of the contract.

In disputes of this kind, the amounts of these two claims would typically equal each other and could be offset against one another. However, definitive and formal assurance from MVP that it will take the view that the amount of its claim equals and offsets the amount of our claim has not yet been provided in writing. To the extent that MVP's claim exceeds our claim against MVP, we may have a payment obligation, which could materially adversely affect the Group’s financial position and results of operations.

The current understanding between MVP and us is that our services were provided at market value and that despite the court’s invalidation of the contract, we have a claim against MVP for EUR 2.3 million. A contractual agreement putting this understanding in writing has been finalized and is currently in the process of being signed.

Dividends and Dividend Policy

Under Dutch law, we may only pay dividends to the extent our shareholders’ equity (eigen vermogen) exceeds the sum of the paid-up and called-up share capital plus the reserves required to be maintained by Dutch law or by our articles of association. Subject to such restrictions, the amount of any distributions will depend on many factors, such as our results of operations, financial condition, cash requirements, prospects and other factors deemed relevant by our management board and supervisory board. We have not adopted a formal dividend policy with respect to future dividends. We may adopt such a policy in the future, in which case we intend either to place a discussion of such policy on the agenda for our annual general meetings of shareholders, consistent with the DCGC, or to disclose a deviation from the DCGC in this respect in our statutory annual report.

B.Significant Changes

Except as disclosed in this Annual Report, there have been no other significant changes to our business since December 31, 2020.

Item 9. The Offer and Listing

A.Offer and Listing Details

Our common shares, with a par value of €0.12 per share, have traded on Nasdaq under the symbol “CNTG” since November 7, 2019.

B.Plan of Distribution

Not applicable.

C.Markets

For a description of our publicly traded common shares, see “—A. Offer and Listing Details.”

D.Selling Shareholders

Not applicable.

E.Dilution

Not applicable.

F.Expenses of the Issue

Not applicable.

Item 10. Additional Information

A.Share Capital

Not applicable.

B.Memorandum and Articles of Association

We incorporate by reference into this Annual Report our articles of association included as Exhibit 3.1 to Amendment No. 1 (File No. 333-234177) filed with the SEC on October 28, 2019. Such description sets forth an English translation of the official Dutch version of our articles of association as currently in effect. We also incorporate by reference into this Annual Report the section “Description of Share Capital and Articles of Association” included in our F-1 registration statement (File No. 333-239735) filed with the SEC on July 7, 2020.

C.Material Contracts

Shire/Takeda

We have entered into a strategic collaboration with Shire International GmbH (“Shire”), now a subsidiary of Takeda Pharmaceutical Company Limited, pursuant to a global master services agreement originally entered into in January 2015, as subsequently amended and further extended in December 2019, a supply agreement with Shire Pharmaceuticals Ireland Ltd. originally entered into in December 2013, as subsequently amended and further extended in December 2019, and two project services agreements with Shire, respectively, each as described below.

Global Master Services Agreement

Under the global master services agreement with Shire, we provide diagnostic services to Shire and its affiliates. Shire makes an annual fee payment to us for performance of an unlimited number of diagnostic tests for Morbus Fabry, Morbus Gaucher, Morbus Hunter, MPS1, MPS2, MPS3, MPS4, MPS6 and MPS7. Tests for some of these diseases are eligible for incremental payments from Shire upon meeting a minimum quantity threshold. Pursuant to the December 2019 amendment and the most recent amendment in March 2021, the annual fee payable to us was increased and the minimum quantity threshold for the tests of some diseases was removed.

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

Project Services Agreement

We have also entered into a project services agreement with Shire dated March 2018 for a collaborative research project on HAE dried-blood-spot-based diagnostic testing screening algorithm. All charges under the agreement are to be paid by Shire. We and

Shire have granted each other the limited right to use each other’s data and intellectual property related to such testing and screening for the sole purpose of performing research under the agreement. Any subsequent research results and inventions achieved under the agreement will be co-owned by us and Shire, and Shire has the exclusive right, for six months after our delivery of a research report, to negotiate with us to purchase ownership of or a license to our rights in any research results or inventions on commercially reasonable terms.

In July 2019, we entered into a collaborative research agreement with Shire related to HAE Kininogen assay mass spectrometry testing and screening. We and Shire granted each other the limited right to use each other’s data and intellectual property related to such testing and screening for the sole purpose of performing research under the agreement. Any subsequent research results and inventions achieved under the agreement will be co-owned by us and Shire, and Shire has the exclusive right, for six months following the delivery of our research report, to negotiate with us to purchase ownership of or a license to our rights in any such research results or inventions on commercially reasonable terms. This project described under the agreement is funded by Shire and is anticipated to be completed before December 2022.

Pfizer

Global Master Scientific Services Agreement

In July 2019, we entered into a strategic collaboration with Pfizer Inc. (“Pfizer”), pursuant to a global master scientific services agreement (“MSSA”). Further to the MSSA, we entered into a statement of work (“SOW”) in November 2019 to provide sequencing services to Pfizer, for patients in the United States or Puerto Rico with transthyretin amyloid cardiomyopathy (“ATTR-CM”), patients suspected of having ATTR-CM, or individuals with a confirmed family history of hereditary ATTR-CM. Pfizer makes an annual flat-fee payment to us for performance of a limited number of diagnostic tests. In addition, CentoCards and kits will be delivered to qualified healthcare providers for sample collection. These will be billed at a fixed rate per kit to Pfizer and the fee includes access to CentoPortal. The number of diagnostic tests covered in SOW was further increased under an amended SOW entered into as of December 2019, as well as another SOW for the customization and manufacturing of CentoCards.

Data access and collaboration

In October 2019, we entered into a DACA with Pfizer, pursuant to which we granted Pfizer access to our data repository, which may be used in the discovery and validation of novel genetic and biochemical targets for the potential development of new therapies for rare diseases. See “Item 4. Information on the Company—B. Business Overview—Key Partnerships.”

COVID-19 Testing

Dr. Bauer Laboratory partnership

In June 2020, we entered into a service agreement with Dr. Bauer Laboratoriums GmbH (“Dr. Bauer Laboratory”) pursuant to which we provide laboratory resources, organization of logistics and IT services required for the detection of the SARS-CoV2 virus. We offer SARS-CoV2 analysis kits to customers, in particular at Frankfurt International Airport and other airports, which we analyze in partnership with Dr. Bauer Laboratory to detect the SARS-CoV2 virus. Dr. Bauer Laboratory or physicians employed by Dr. Bauer Laboratory also provide professional medical services and supervision in the laboratories. The agreement may be terminated by either party with 10 days’ notice.

Fraport test center

In June 2020, we entered into a licence agreement with Fraport AG that permits us to operate a test center for COVID-19 testing/diagnostics at Frankfurt Airport, Frankfurt Germany. The license is granted to us on a non-exclusive basis and Fraport is not subject to restrictive covenants preventing Fraport from permitting other testing companies to provide the same or similar services on its premises.

Bavaria train station test centers

Based on a tender award dated September 3, 2020, we entered into a service agreement with the Free State of Bavaria, Germany, to operate test centers to conduct PCR tests for COVID-19 in the main train stations of Munich and Nuremberg.

Bavaria mobile test centers

Based on a tender award dated August 21, 2020, we entered into a service agreement with the Free State of Bavaria, Germany, for the provision of PCR tests for COVID-19 at mobile test centers in each of the Bavarian government districts of Upper Palatinate, Upper Franconia and Lower Franconia. This agreement terminated in October 2020.

Based on a tender award dated October 30, 2020, we entered into a service agreement with the Free State of Bavaria, Germany, for the provision of PCR tests for COVID-19 at mobile test centers in each of the Bavarian government districts of Upper Palatinate, Upper Franconia and Lower Franconia. This agreement terminated in February 2021.

Based on a tender award dated February 23, 2021, we entered into a service agreement with the Free State of Bavaria, Germany, for the provision of PCR tests for COVID-19 at mobile test centers in each of the Bavarian government districts of Upper Palatinate, Upper Franconia, Middle Franconia, Lower Franconia and Lower Bavaria, and four mobile test centers in Upper Bavaria. This agreement will terminate on April 30, 2021.

D.Exchange Controls

Under Dutch law, there are no exchange controls applicable to the transfer to persons outside of the Netherlands of dividends or other distributions with respect to, or of the proceeds from the sale of, shares of a Dutch company, subject to applicable restrictions under sanctions and measures, including those concerning export control, pursuant to European Union regulations, the Sanctions Act 1977 (Sanctiewet 1977) or other legislation, applicable anti-boycott regulations and similar rules. There are no special restrictions in the articles of association or Dutch law that limit the rights of shareholders who are not citizens or residents of the Netherlands to hold or vote shares.

However, we are present in some countries, and could become elsewhere, subject to strict restrictions on the movement of cash and the exchange of foreign currencies, which limits our ability to use this cash across our global operations. We also face risks related to the collection of payments due to us from our major pharmaceutical partners or clients that are located in certain geographical regions with foreign currency or international monetary controls. This risk could increase as we continue our geographic expansion. In particular, for the years ended December 31, 2019 and December 31, 2020, we derived 28.9% and 9.8%, respectively, of our total revenues from our Middle East region. Certain Middle East economies have adopted or been subject to international restrictions on the ability to transfer funds out of the country and convert local currencies into euros. This may increase our costs and limit our ability to convert local currency into euros and transfer funds out of certain countries. Any shortages or restrictions may impede our ability to convert these currencies into euros and to transfer funds, including for the payment of dividends or interest or principal on our outstanding debt.

E.Taxation

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

Material U.S. Federal Income Tax Considerations for U.S. Holders

The following is a description of the material U.S. federal income tax consequences to the U.S. Holders, as defined below, of owning and disposing of our common shares. It does not set forth all tax considerations that may be relevant to a particular person’s decision to invest in our common shares.

This section applies only to a U.S. Holder that holds our common shares as capital assets for U.S. federal income tax purposes. In addition, it does not set forth all of the U.S. federal income tax consequences that may be relevant in light of the U.S. Holder’s particular circumstances, including alternative minimum tax consequences, the potential application of the provisions of the Code known as the Medicare contribution tax and tax consequences applicable to U.S. Holders subject to special rules, such as:

•	certain financial institutions;

•	dealers or traders in securities who use a mark-to-market method of tax accounting;
•

persons holding our common shares as part of a hedging transaction, straddle, wash sale, conversion transaction or other integrated transaction or persons entering into a constructive sale with respect to our common shares;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;
•	entities classified as partnerships for U.S. federal income tax purposes;
•	tax-exempt entities, including an “individual retirement account” or “Roth IRA”;
•	persons that own or are deemed to own 10% or more of our shares (by vote or value); or
•	persons holding our common shares in connection with a trade or business conducted outside of the United States.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds our common shares, the U.S. federal income tax treatment of a partner will depend on the status of the partner and the activities of the partnership. Partnerships holding our common shares and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences of owning and disposing of our common shares.

This section is based on the Code, administrative pronouncements, judicial decisions, final, temporary and proposed Treasury regulations, and the income tax treaty between Germany and the United States (the “Treaty”) all as of the date hereof, any of which is subject to change or differing interpretations, possibly with retroactive effect.

A “U.S. Holder” is a holder who, for U.S. federal income tax purposes, is a beneficial owner of our common shares, who is eligible for the benefits of the Treaty and who is:

•	a citizen or individual resident of the United States;
•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or
•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of our common shares in their particular circumstances.

Taxation of Distributions

Subject to the passive foreign investment company rules described below, distributions of cash or other property, if any, that are made on our common shares, other than certain pro rata distributions of our common shares, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). For so long as our common shares are listed on Nasdaq or another established securities market in the United States or we are eligible for benefits under the Treaty, dividends paid to certain non-corporate U.S. Holders will be eligible for taxation as “qualified dividend income,” which is taxable at rates not in excess of the long-term capital gain rate applicable to such U.S. Holders. U.S. Holders should consult their tax advisers regarding the availability of the reduced tax rate on dividends in their particular circumstances. The amount of a dividend will include any amounts withheld by us in respect of German income taxes. The amount of the dividend will be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction available to U.S. corporations under the Code. Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s receipt of the dividend. The amount of any dividend income paid in euros will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of actual or constructive receipt, regardless of whether the payment is in fact converted into U.S. dollars at that time. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

German income taxes withheld from dividends on our common shares at a rate not exceeding the rate provided by the Treaty will be eligible for credit against the U.S. Holder’s U.S. federal income tax liability. German taxes withheld in excess of the rate applicable under the Treaty will not be eligible for credit against a U.S. Holder’s federal income tax liability. The rules governing foreign tax credits are complex and U.S. Holders should consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances. In lieu of claiming a foreign tax credit, U.S. Holders may elect to deduct foreign taxes, including any German income tax, in computing their taxable income. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year. If Dutch income taxes are withheld from dividends payable to U.S. Holders, U.S. Holders are urged to consult their tax advisers regarding the creditability of such Dutch income taxes against their U.S. federal income tax liabilities. See “Item 3. Key Information—D. Risk factors—Certain Factors Relating to Our Common Shares—If we do pay dividends, we may need to withhold tax on such dividends payable to holders of our shares in both Germany and the Netherlands.”

Sale or Other Disposition of Common Shares

Subject to the passive foreign investment company rules described below, gain or loss realized on the sale or other disposition of our common shares will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held our common shares for more than one year. The amount of the gain or loss will equal the difference between the U.S. Holder’s tax basis in the common shares disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars.

Passive Foreign Investment Company (“PFIC”) Rules

Under the Code, we will be a PFIC for any taxable year in which, after the application of certain “look-through” rules with respect to our subsidiaries, either (i) 75% or more of our gross income consists of “passive income” or (ii) 50% or more of the average quarterly value of our assets consist of assets that produce, or are held for the production of, “passive income.” For purposes of the above calculations, we will be treated as if we hold our proportionate share of the assets of, and receive directly our proportionate share of the income of, any other corporation in which we directly or indirectly own at least 25%, by value, of the shares of such corporation.

Passive income includes, among other things, interest, dividends, rents, certain non-active royalties and capital gains. Based on our current operations, income and assets, and certain estimates and projections, including as to the relative values of our assets, we do not believe that we were a PFIC for our 2020 taxable year. However, there can be no assurance that the IRS will agree with our conclusion. In addition, whether we will be a PFIC in 2021 or any future taxable year is uncertain because, among other things, (i) we currently own, and expect to continue to own, a substantial amount of passive assets, including cash, (ii) the value of our assets that generate non-passive income for PFIC purposes, including our intangible assets, is uncertain and may vary substantially over time and (iii) the composition of our income may vary substantially over time. Accordingly, there can be no assurance that we will not be a PFIC for any taxable year. If we are a PFIC for any year during which a U.S. Holder holds our common shares, we would continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the U.S. Holder holds our common shares, even if we ceased to meet the threshold requirements for PFIC status, unless the U.S. Holder makes a valid deemed sale or deemed dividend election under the applicable Treasury regulations with respect to our common shares.

If we were a PFIC for any taxable year during which a U.S. Holder held our common shares (assuming such U.S. Holder has not made a timely mark-to-market election, as described below), gain recognized by a U.S. Holder on a sale or other disposition (including certain pledges) of our common shares would be allocated ratably over the U.S. Holder’s holding period for our common shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an additional tax effectively representing a deferred interest charge would be imposed on the amount allocated to that taxable year. Further, to the extent that any distribution received by a U.S. Holder on our common shares exceeds 125% of the average of the annual distributions on our common shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain, described immediately above.

A U.S. Holder can avoid certain of the adverse rules described above by making a mark-to-market election with respect to our common shares, provided that our common shares are “marketable.” Our common shares will be marketable if they are “regularly traded” on a “qualified exchange” or other market within the meaning of applicable Treasury regulations. If a U.S. Holder makes the mark-to-market election, it will recognize as ordinary income any excess of the fair market value of our common shares at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of our common shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, the U.S. Holder’s tax basis in our common shares will be adjusted to reflect the amount of income or loss that is recognized. Any gain recognized on the sale or other disposition of our common shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election).

In addition, in order to avoid the application of the foregoing rules, a United States person that owns stock in a PFIC for U.S. federal income tax purposes may make a QEF Election with respect to such PFIC if the PFIC provides the information necessary for such election to be made. If a United States person makes a QEF Election with respect to a PFIC, the United States person will be currently taxable on its pro rata share of the PFIC’s ordinary earnings and net capital gain (at ordinary income and capital gain rates, respectively) for each taxable year that the entity is classified as a PFIC and will not be required to include such amounts in income when actually distributed by the PFIC. We do not intend to provide information necessary for U.S. Holders to make QEF Elections.

In addition, if we were a PFIC or, with respect to a particular U.S. Holder, were treated as a PFIC for the taxable year in which we paid a dividend or for the prior taxable year, the preferential dividend rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply.

If a U.S. Holder owns our common shares during any year in which we are a PFIC, the U.S. Holder must file annual reports, containing such information as the U.S. Treasury may require on IRS Form 8621 (or any successor form) with respect to us, with the U.S. Holder’s federal income tax return for that year, unless otherwise specified in the instructions with respect to such form.

U.S. Holders should consult their tax advisers concerning our potential PFIC status and the potential application of the PFIC rules.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries are subject to information reporting, and may be subject to backup withholding, unless (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the IRS.

Reporting With Respect to Foreign Financial Assets

Certain U.S. Holders who are individuals and certain entities may be required to report information relating to an interest in our common shares by filing a Form 8398 with their U.S. federal income tax return, subject to certain exceptions (including an exception for our common shares held in accounts maintained by certain U.S. financial institutions). Failure to file a Form 8398 where required can result in monetary penalties and the extension of the relevant statute of limitations with respect to all or a part of the relevant U.S. tax return. U.S. Holders should consult their tax advisers regarding this reporting requirement.

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

Except as otherwise indicated, this summary is based on the tax laws of the Netherlands, published regulations thereunder and published authoritative case law, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. Where the summary refers to “the Netherlands” or “Dutch” it refers only to the part of the Kingdom of the Netherlands located in Europe. The applicable tax laws or interpretations thereof may change, or the relevant facts and circumstances may change, and such changes may affect the contents of this section, which will not be up-dated to reflect any such changes.

This discussion is for general information purposes only and is not Dutch tax advice or a complete description of all Dutch tax consequences relating to the acquisition, holding and disposal of the common shares. Holders or prospective holders of common shares should consult their own tax advisors regarding the Dutch tax consequences relating to the acquisition, holding and disposal of the common shares in light of their particular circumstances.

Please note that the summary does not describe the Dutch tax consequences for:

(i)holders of common shares if such holders, and in the case of individuals, such holder’s partner or certain of its relatives by blood or marriage in the direct line (including foster children), have a substantial interest (aanmerkelijk belang) or deemed substantial interest (fictief aanmerkelijk belang) in us under the Dutch Income Tax Act 2001 (Wet inkomstenbelasting 2001). A holder of securities in a company is considered to hold a substantial interest in such company, if such holder alone or, in the case of individuals, together with such holder’s partner (as defined in the Dutch Income Tax Act 2001), directly or indirectly, holds (i) an interest of 5% or more of the total issued and outstanding capital of that company or of 5% or more of the issued and outstanding capital of a certain class of shares of that company; or (ii) rights to acquire, directly or indirectly, such interest; or (iii) certain profit sharing rights in that company that relate to 5% or more of the company’s annual profits or to 5% or more of the company’s liquidation proceeds. A deemed substantial interest may arise if a substantial interest (or part thereof) in a company has been disposed of, or is deemed to have been dis-posed of, on a non-recognition basis;

(ii)holders of common shares, if the common shares held by such holders qualify or qualified as a participation (deelneming) for purposes of the Dutch Corporate Income Tax Act 1969 (Wet op de vennootschapsbelasting 1969). Generally, a holder’s shareholding of 5% or more in a company’s nominal paid-up share capital qualifies as a participation. A holder may also have a participation if such holder does not have a shareholding of 5% or more but a related entity (statutorily defined term) has a participation or if the company in which the shares are held is a related entity (statutorily defined term).

(iii)pension funds, investment institutions (fiscale beleggingsinstellingen), exempt investment institutions (vrijgestelde beleggingsinstellingen) (as defined in the Dutch Corporate Income Tax Act 1969) and other entities that are, in whole or in part, not subject to or exempt from Dutch corporate income tax as well as entities that are exempt from corporate income tax in their country of residence, such country of residence being another state of the European Union, Norway, Liechtenstein, Iceland or any other state with which the Netherlands has agreed to exchange information in line with international standards; and

(iv)holders of common shares who are individuals for whom the common shares or any benefit derived from the common shares are a remuneration or deemed to be a remuneration for activities performed by such holders or certain individuals related to such holders (as defined in the Dutch Income Tax Act 2001).

Withholding tax

We are required to withhold Dutch dividend withholding tax at a rate of 15% from dividends distributed by us (which withholding tax will not be borne by us, but will be withheld by us from the gross dividends paid on the common shares). However, as long as we continue to have our place of effective management in Germany, and not in the Netherlands, under the Convention between the Federal Republic of Germany and the Netherlands for the avoidance of double taxation with respect to taxes on income of 2012, we will be considered to be exclusively tax resident in Germany and we will not be required to withhold Dutch dividend withholding tax. This exemption from withholding does not apply to dividends distributed by us to a holder who is resident or deemed to be resident in the Netherlands for Dutch income tax purposes or Dutch corporate income tax purposes or to holders of common shares that are neither resident nor deemed to be resident of the Netherlands if the common shares are attributable to a Dutch permanent establishment of such non-resident holder, in which case the following paragraph applies. See “Item 3. Key Information—D. Risk Factors—If we do pay dividends, we may need to withhold tax on such dividends payable to holders of our shares in both Germany and the Netherlands”.

Dividends distributed by us to individuals and corporate legal entities who are resident or deemed to be resident in the Netherlands for Dutch (corporate) income tax purposes (“Dutch Resident Individuals” and “Dutch Resident Entities,” as the case may be) or to holders of common shares that are neither resident nor deemed to be resident of the Netherlands if the common shares are attributable to a Dutch permanent establishment of such non-resident holder are subject to Dutch dividend withholding tax at a rate of 15%.

The expression “dividends distributed” includes, among other things:

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

Pursuant to legislation to counteract “dividend stripping”, a reduction, exemption, credit or refund of Dutch dividend withholding tax is denied if the recipient of the dividend is not the beneficial owner as described in the Dutch Dividend Withholding Tax Act 1965 (Wet op de dividendbelasting 1965). This legislation generally targets situations in which a shareholder retains its economic interest in shares but reduces the withholding tax costs on dividends by a transaction with another party. It is not required for these rules to apply that the recipient of the dividends is aware that a dividend stripping transaction took place. The Dutch State Secretary of Finance takes the position that the definition of beneficial ownership introduced by this legislation will also be applied in the context of a double taxation convention.

Taxes on income and capital gains

Dutch Resident Entities

Generally speaking, if the holder of common shares is an entity that is a resident or deemed to be resident of the Netherlands for Dutch corporate income tax purposes, any payment under the common shares or any gain or loss realized on the disposal or deemed disposal of the common shares is subject to Dutch corporate income tax at a rate of 15% with respect to taxable profits up to €245,000 and 25% with respect to taxable profits in excess of that amount (rates and brackets for 2021).

Dutch Resident Individuals

If the holder of common shares is an individual resident or deemed to be resident of the Netherlands for Dutch income tax purposes, any payment on the common shares or any gain or loss realized on the disposal or deemed disposal of the common shares is taxable at the progressive Dutch income tax rates (with a maximum of 49.50% in 2021), if:

(i)the common shares are attributable to an enterprise from which the holder of common shares derives a share of the profit, whether as an entrepreneur (ondernemer) or as a person who has a co-entitlement to the net worth (medegerechtigd tot het vermogen) of such enterprise without being an entrepreneur or a shareholder in such enterprise (as defined in the Dutch Income Tax Act 2001); or

(ii)the holder of shares is considered to perform activities with respect to the common shares that go beyond ordinary asset management (normaal, actief vermogensbeheer) or derives benefits from the common shares that are taxable as benefits from other activities (resultaat uit overige werkzaamheden).

If the above-mentioned conditions (i) and (ii) do not apply to the individual holder of common shares, such holder will be taxed annually on a deemed return (with a maximum of 5.69% in 2021) on the individual’s net investment assets (rendementsgrondslag) for the year, insofar the individual’s net investment assets for the year exceed a statutory threshold (heffingvrij vermogen). The deemed return on the individual’s net investment assets for the year is taxed at a rate of 31%. Actual income, gains or losses in respect of the common shares are as such not subject to Dutch income tax.

The net investment assets for the year are the fair market value of the investment assets less the allowable liabilities on January 1 of the relevant calendar year. The common shares are included as investment assets. For the net investment assets on January 1, 2021, the deemed return ranges from 1.898% up to 5.69% (depending on the aggregate amount of the net investment). The deemed return will be adjusted annually on the basis of historic market yields.

Non-residents of the Netherlands

A holder of common shares that is neither a Dutch Resident Entity nor a Dutch Resident Individual will not be subject to Dutch taxes on income or capital gains in respect of any payment under the common shares or in respect of any gain or loss realized on the disposal or deemed disposal of the common shares, provided that:

(i)such holder does not have an interest in an enterprise or deemed enterprise (as defined in the Dutch Income Tax Act 2001 and the Dutch Corporate Income Tax Act 1969) which, in whole or in part, is either effectively managed in the Netherlands or carried on through a permanent establishment, a deemed permanent establishment or a permanent representative in the Netherlands and to which enterprise or part of an enterprise the common shares are attributable; and

(ii)in the event the holder is an individual, such holder does not carry out any activities in the Netherlands with respect to the common shares that go beyond ordinary asset management and does not derive benefits from the shares that are taxable as benefits from other activities in the Netherlands.

Gift and inheritance taxes

Residents of the Netherlands

Gift or inheritance taxes will arise in the Netherlands with respect to a transfer of common shares by way of a gift by, or on the death of, a holder of such common shares who is resident or deemed resident of the Netherlands at the time of the gift or the holder’s death.

Non-residents of the Netherlands

No gift or inheritance taxes will arise in the Netherlands with respect to a transfer of the shares by way of gift by, or on the death of, a holder of common shares who is neither resident nor deemed to be resident of the Netherlands, unless:

(i)in the case of a gift of common shares by an individual who at the date of the gift was neither resident nor deemed to be resident of the Netherlands, such individual dies within 180 days after the date of the gift, while being resident or deemed to be resident of the Netherlands; or

(ii)the transfer is otherwise construed as a gift or inheritance made by, or on behalf of, a person who, at the time of the gift or death, is or is deemed to be resident of the Netherlands.

For purposes of Dutch gift and inheritance taxes, amongst others, a person that holds the Dutch nationality will be deemed to be resident of the Netherlands if such person has been resident in the Netherlands at any time during the ten years preceding the date of the gift or the holder’s death. Additionally, for purposes of Dutch gift tax, amongst others, a person not holding the Dutch nationality will be deemed to be resident of the Netherlands if such person has been resident in the Netherlands at any time during the twelve months preceding the date of the gift. Applicable tax treaties may override deemed residency.

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

Material German Tax Considerations

The following section is the opinion of Taylor Wessing Partnerschaftsgesellschaft mbB (“German Tax Counsel”) of the material German tax considerations that become relevant when purchasing, holding or transferring the Company’s shares. The Company expects and intends to have its sole place of management in Germany and, therefore, qualifies as a corporation subject to German unlimited income taxation; however, because a company’s tax residency depends on future facts regarding the location in which the company is managed and controlled, German Tax Counsel cannot opine as to whether the Company qualifies as a corporation subject to German unlimited income taxation. This section does not set forth all German tax aspects that may be relevant for shareholders. The section is based on the German tax law applicable as of the date of this Annual Report. It should be noted that the law may change following the issuance of this Prospectus and that such changes may have retroactive effect.

The material German tax principles of purchasing, owning and transferring of shares are set forth in the following. This section does not purport to be a comprehensive or complete analysis or listing of all potential tax effects of the purchase, ownership or disposition of shares and does not set forth all tax considerations that may be relevant to a particular person’s decision to acquire common shares. All of the following is subject to change. Such changes could apply retroactively and could affect the consequences set forth below. This section does not refer to any U.S. Foreign Account Tax Compliance Act aspects.

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

This section does not constitute a particular tax advice. Potential purchasers of the Company’s shares are urged to consult their own tax advisers regarding the tax consequences of the purchase, ownership and disposition of shares in light of their particular circumstances.

Taxation of Dividends

Withholding Tax on Dividends

Dividends distributed from a company to its shareholders are subject to withholding tax, subject to certain exemptions (for example, repayments of capital from the tax equity account (steuerliches Einlagekonto)), as described in the following. The withholding tax rate is 25% plus 5.5% solidarity surcharge (Solidaritätszuschlag) thereon (in total 26.375%) of the gross dividend approved by the ordinary shareholders’ meeting. Withholding tax is to be withheld and passed on for the account of the shareholders by a domestic branch of a domestic or foreign credit or financial services institution (Kredit- und Finanzdienstleistungsinstitut), by the domestic securities trading company (inländisches Wertpapierhandelsunternehmen) or a domestic securities trading bank (inländische Wertpapierhandelsbank) which keeps and administers the shares and disburses or credits the dividends or disburses the dividends to a foreign agent, or by the securities custodian bank (Wertpapiersammelbank) to which the shares were entrusted for collective custody if the dividends are distributed to a foreign agent by such securities custodian bank (which is referred to as the “Dividend Paying Agent”). In case the shares are not held in collective deposit with a Dividend Paying Agent, the Company is responsible for withholding and remitting the tax to the competent tax office.

Such withholding tax is levied and withheld irrespective of whether and to what extent the dividend distribution is taxable at the level of the shareholder and whether the shareholder is a person residing in Germany or in a foreign country.

In the case of dividends distributed to a company within the meaning of Art. 2 of the amended EU Directive 2011/96/EU of the Council of November 30, 2011 (the “EU Parent Subsidiary Directive”) domiciled in another Member State of the European Union, an exemption from withholding tax will be granted upon request if further prerequisites are satisfied (Freistellung im Steuerabzugsverfahren). This also applies to dividends distributed to a permanent establishment located in another Member State of the European Union of such a parent company or of a parent company tax resident in Germany if the participation in the Company is effectively connected with this permanent establishment. The key prerequisite for the application of the EU Parent Subsidiary Directive is that the shareholder has held a direct participation in the share capital of the Company of at least 10% for at least one year.

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

For individual or corporate shareholders tax resident outside Germany not holding the shares through a permanent establishment (Betriebsstätte) in Germany or as business assets (Betriebsvermögen) for which a permanent representative (ständiger Vertreter) has been appointed in Germany, the remaining and paid withholding tax (if any) is final (i.e., not refundable) and settles the shareholder’s limited tax liability in Germany. For individual or corporate shareholders tax resident in Germany (that are, for example, shareholders whose residence, domicile, registered office or place of management is located in Germany) holding their shares as business assets, as well as for shareholders tax resident outside of Germany holding their shares through a permanent establishment in Germany or as business assets for which a permanent representative has been appointed in Germany, the withholding tax withheld (including solidarity surcharge) can be credited against the shareholder’s personal income tax or corporate income tax liability in Germany. Any withholding tax (including solidarity surcharge) in excess of such tax liability is refunded. For individual shareholders tax resident in Germany holding the Company’s shares as private assets, the withholding tax is a final tax (Abgeltungsteuer), subject to the exceptions described in the following section.

Pursuant to special rules on the restriction of withholding tax credit, the credit of withholding tax is subject to the following three cumulative prerequisites: (i) the shareholder must qualify as beneficial owner of the shares in the Company for a minimum holding period of 45 consecutive days occurring within a period of 45 days prior and 45 days after the due date of the dividends, (ii) the shareholder has to bear at least 70% of the change in value risk related to the shares in the Company during the minimum holding period without being directly or indirectly hedged and (iii) the shareholder must not be required to fully or largely compensate directly or indirectly the dividends to third parties. Absent the fulfillment of all of the three prerequisites, three-fifths of the withholding tax imposed on the dividends must not be credited against the shareholder’s (corporate) income tax liability, but may, upon application, be deducted from the shareholder’s tax base for the relevant assessment period. A shareholder that has received gross dividends without any deduction of withholding tax due to a tax exemption without qualifying for a full tax credit has to notify the competent local tax office accordingly and has to make a payment in the amount of the omitted withholding tax deduction. The special rules on the restriction of withholding tax credit do not apply to a shareholder whose overall dividend earnings within an assessment period do not exceed € 20,000 or that has been the beneficial owner of the shares in the Company for at least one uninterrupted year upon receipt of the dividends.

Taxation of dividend income of shareholders tax resident in Germany holding the Company’s shares as private assets

For individual shareholders (individuals) resident in Germany holding the Company’s shares as private assets, dividends are subject to a flat tax rate which is satisfied by the withholding tax actually withheld (Abgeltungsteuer). Accordingly, dividend income will be taxed at a flat tax rate of 25% plus 5.5% solidarity surcharge thereon (in total 26.375%) and church tax (Kirchensteuer) in case the shareholder is subject to church tax because of his individual circumstances. An automatic procedure for deduction of church tax by way of withholding will apply to shareholders being subject to church tax unless the shareholder has filed a blocking notice (Sperrvermerk) with the German Federal Tax Office (details related to the computation of the concrete tax rate including church tax are to be discussed with the individual tax adviser of the relevant shareholder). Except for an annual lump sum savings allowance (Sparer-Pauschbetrag) of up to €801 (for individual filers) or up to € 1,602 (for married couples and for partners in accordance with the registered partnership law (Gesetz über die Eingetragene Lebenspartnerschaft) filing jointly), private individual shareholders will not be entitled to deduct expenses incurred in connection with the capital investment from their dividend income.

The income tax owed for the dividend income is satisfied by the withholding tax withheld by the Dividend Paying Agent. However, if the flat tax results in a higher tax burden as opposed to the private shareholder’s individual tax rate, the private shareholder can opt for taxation at his individual personal income tax rate. In that case, the final withholding tax will be credited against the income tax. However, pursuant to the German tax authorities and a court ruling, private shareholders are nevertheless not entitled to deduct expenses incurred in connection with the capital investment from their income. The option can be exercised only for all capital income from capital investments received in the relevant assessment period uniformly, and married couples as well as partners in accordance with the registered partnership law filing jointly may only jointly exercise the option.

Exceptions from the flat tax rate (satisfied by withholding at source) (Abgeltungsteuer) may apply—that is, only upon application—for shareholders who have a shareholding of at least 25% in a company and for shareholders who have a shareholding of at least 1% in the Company and work for a company in a professional capacity. In such a case, the same rules apply as for sole proprietors holding the shares as business assets. See “—Taxation of dividend income of shareholders tax resident in Germany holding the Company’s shares as business assets—Sole proprietors.”

Taxation of dividend income of shareholders tax resident in Germany holding the Company’s shares as business assets

If a shareholder holds the Company’s shares as business assets, the taxation of the dividend income depends on whether the respective shareholder is a corporation, a sole proprietor or a partnership.

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

For trade tax purposes the entire dividend income is subject to trade tax (i.e., the tax-exempt dividends must be added back when determining the trade taxable income), unless the corporation shareholder holds at least 15% of the Company’s registered share capital at the beginning of the relevant tax assessment period (Erhebungszeitraum). In case of an indirect participation via a partnership please refer to the section “Partnerships” below.

If the shareholding is below 10% in the share capital, dividends are taxable at the applicable corporate income tax rate of 15% plus 5.5% solidarity surcharge thereon and trade tax (the rate of which depends on the municipalities the corporate shareholder resides in).

Special regulations apply which abolish the 95% tax exemption if the Company’s shares are held as trading portfolio assets in the meaning of Section 340e of the German commercial code (Handelsgesetzbuch) by (i) a credit institution (Kreditinstitut), (ii) a financial service institution (Finanzdienstleistungsinstitut) or (iii) a financial enterprise within the meaning of the German Banking Act (Kreditwesengesetz), in case more than 50% of the shares of such financial enterprise are held directly or indirectly by a credit institution or a financial service institution, as well as by a life insurance company, a health insurance company or a pension fund in case the shares are attributable to the capital investments, resulting in fully taxable income.

Sole proprietors

For sole proprietors (individuals) resident in Germany holding shares as business assets dividends are subject to the partial income rule (Teileinkünfteverfahren). Accordingly, only (i) 60% of the dividend income will be taxed at his/her individual personal income tax rate plus 5.5% solidarity surcharge thereon and church tax (if applicable) and (ii) 60% of the business expenses related to the dividend income are deductible for tax purposes. In addition, the dividend income is entirely subject to trade tax if the shares are held as business assets of a permanent establishment in Germany within the meaning of the German Trade Tax Act (Gewerbesteuergesetz), unless the shareholder holds at least 15% of the Company’s registered share capital at the beginning of the relevant assessment period. The trade tax levied will be eligible for credit against the shareholder’s personal income tax liability based on the applicable municipal trade tax rate and the individual tax situation of the shareholder.

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

If the partner is a corporation, the dividend income will be subject to corporate income tax plus solidarity surcharge. See “—Corporations.”

If the partner is a sole proprietor (individual), the dividend income will be subject to the partial income rule. See “—Sole Proprietors.”

The dividend income is subject to trade tax at the level of the partnership (provided that the partnership is liable to trade tax), unless the partnership holds at least 15% of a company’s registered share capital at the beginning of the relevant assessment period, in which case the dividend income is exempt from trade tax. There are no explicit statutory provisions concerning the taxation of dividends with regard to a corporate shareholder of the partnership. However, trade tax will be levied on 5% of the dividends to the extent they are attributable to the shares of such corporate partners to whom at least 10% of the shares of the Company are attributable on a look-through basis, since such portion of the dividends will be deemed to be non-deductible business expenses.

If a partner is an individual, depending on the applicable municipal trade tax rate and the individual tax situation, the trade tax paid at the level of the partnership is partly or entirely be credited against the partner’s personal income tax liability.

In case of a corporation being a partner, special regulations will apply with respect to trading portfolio assets of credit institutions, financial service institutions or financial enterprises within the meaning of the German Banking Act (Kreditwesengesetz) or life insurance companies, health insurance companies or pension funds. See “—Corporations.”

Thus, the actual trade tax charge, if any, at the level of the partnership depends on the shareholding quota of the partnership and the nature of the partners (e.g., individual or corporation).

Taxation of dividend income of shareholders tax resident outside of Germany

For foreign individual or corporate shareholders tax resident outside of Germany not holding the shares through a permanent establishment in Germany or as business assets for which a permanent representative has been appointed in Germany, the deducted withholding tax (possibly reduced by way of a tax relief under a double tax treaty or domestic tax law, such as in connection with the EU Parent Subsidiary Directive) is final (that is, not refundable) and settles the shareholder’s limited tax liability in Germany, unless the shareholder is entitled to apply for a withholding tax refund or exemption.

In contrast, individual or corporate shareholders tax resident outside of Germany holding the Company’s shares through a permanent establishment in Germany or as business assets for which a permanent representative has been appointed in Germany are subject to the same rules as applicable (and described above) to shareholders resident in Germany holding the shares as business assets. The withholding tax withheld (including solidarity surcharge) is credited against the shareholder’s personal income tax or corporate income tax liability in Germany.

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

In case the flat tax results in a higher tax burden as opposed to the private shareholder’s individual tax rate, the private shareholder can opt for taxation at his individual personal income tax rate. In that case, the withholding tax (including solidarity surcharge) withheld will be credited against the income tax. However, pursuant to the German tax authorities the private shareholders are nevertheless not entitled to deduct expenses incurred in connection with the capital investment from their income. The option can be exercised only for all capital income from capital investments received in the relevant assessment period uniformly, and married couples as well as for partners in accordance with the registered partnership law filing jointly may only jointly exercise the option.

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

The final withholding tax will not apply if the seller of the shares or in case of gratuitous transfer, its legal predecessor has held, directly or indirectly, at least 1% of the Company’s registered share capital at any time during the five years prior to the disposal. In that case capital gains are subject to the partial income rule. Accordingly, only (i) 60% of the capital gains will be taxed at his individual personal income tax rate plus a 5.5% solidarity surcharge thereon and church tax (if applicable) and (ii) 60% of the business expenses related to the capital gains are deductible for tax purposes. The withholding tax withheld (including solidarity surcharge) will be credited against the shareholder’s personal income tax liability in Germany.

Taxation of capital gains realized by shareholders tax resident in Germany holding the Company’s shares as business assets

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

Capital losses incurred upon the disposal of shares or other impairments of the share value are not tax-deductible. A reduction of profit is also defined as any losses incurred in connection with a loan or security in the event the loan or the security is granted by a shareholder or by a related party thereto or by a third person with the right of recourse against the before-mentioned persons, and the shareholder holds directly or indirectly more than 25% of the company’s registered share capital.

Special regulations apply if the shares are held as trading portfolio assets by a credit institution, a financial service institution or a financial enterprise within the meaning of the German Banking Act (Kreditwesengesetz) as well as by a life insurance company, a health insurance company or a pension fund. See “—Corporations.”

Sole Proprietors

If the shares are held by a sole proprietor, capital gains realized on the disposal of the shares are subject to the partial income rule. Accordingly, only (i) 60% of the capital gains will be taxed at his/her individual personal income tax rate plus a 5.5% solidarity surcharge thereon and church tax (if applicable) and (ii) 60% of the business expenses related to the dividend income are deductible for tax purposes. In addition, 60% of the capital gains are subject to trade tax if the shares are held as business assets of a permanent establishment in Germany within the meaning of the German Trade Tax Act (Gewerbesteuergesetz). The trade tax levied, depending on the applicable municipal trade tax rate and the individual tax situation, is partly or entirely credited against the shareholder’s personal income tax liability.

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

If the partner is a corporation, the capital gains will be subject to corporate income tax plus a solidarity surcharge. See “—Corporations.” Trade tax will be levied additionally at the level of the partner insofar as the relevant profit of the partnership is not subject to trade tax at the level of the partnership. However, with respect to both corporate income and trade tax, the 95% exemption rule as described above applies.

If the partner is a sole proprietor (individual), the capital gains are subject to the partial income rule. See “—Sole Proprietors.”

In addition, if the partnership is liable to trade tax, 60% of the capital gains are subject to trade tax at the level of the partnership, to the extent the partners are individuals, and 5% of the capital gains are subject to trade tax, to the extent the partners are corporations. However, if a partner is an individual, depending on the applicable municipal trade tax rate and the individual tax situation, the trade tax paid at the level of the partnership is credited against the partner’s personal income tax liability.

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

Taxation of capital gains realized by shareholders tax resident outside of Germany

Capital gains realized on the disposal of the shares by a shareholder tax resident outside of Germany are subject to German taxation provided that (i) the Company’s shares are held as business assets of a permanent establishment or as business assets for which a permanent representative has been appointed in Germany, or (ii) the shareholder or, in case of a gratuitous transfer, its legal predecessor has held, directly or indirectly, at least 1% of the company’s shares capital at any time during a five-year period prior to the disposal. In these cases, capital gains are generally subject to the same rules as described above for shareholders resident in Germany. However, in case the shares are not attributable to a German permanent establishment or permanent representative the 5% taxation (see “—Corporations—Taxation of capital gains realized by shareholders tax resident in Germany holding the Company’s shares as business assets”) shall not apply and the capital gains are fully exempt from German tax.

However, except for the cases referred to in clause (i) above, some of the double tax treaties concluded with Germany provide for a full exemption from German taxation.

Inheritance and Gift Tax

The transfer of the Company’s shares to another person by way of succession or donation is subject to German inheritance and gift tax (Erbschaft- und Schenkungsteuer) if:

(i)the decedent, the donor, the heir, the donee or any other beneficiary has his/her/its residence, domicile, registered office or place of management in Germany at the time of the transfer, or is a German citizen who has not stayed abroad for more than five consecutive years without having a residence in Germany; or

(ii)(irrespective of the personal circumstances) the shares are held by the decedent or donor as business assets for which a permanent establishment in Germany is maintained or a permanent representative is appointed in Germany; or

(iii)(irrespective of the personal circumstances) at least 10% of the shares are held, directly or indirectly by, the decedent or person making the gift, himself or together with a related party in terms of Section 6 Foreign Tax Act.

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

Other Taxes

No German capital transfer tax (Kapitalverkehrsteuer), value-added tax (Umsatzsteuer), stamp duty (Stempelgebühr) or similar taxes are levied when acquiring, holding or transferring the Company’s shares. No value-added tax will be levied unless the shareholder validly opts for it. Net wealth tax (Vermögensteuer) is currently not levied in Germany.

On January 22, 2013, the Council of the European Union approved the resolution of the ministers of finance from eleven EU member states (including Germany) to introduce a Financial Transaction Tax (“FTT”) within the framework of enhanced cooperation. On February 14, 2013, the European Commission published a proposal for a Council Directive implementing enhanced cooperation in the area of financial transaction tax. The plan focuses on levying a tax of 0.1% (0.01% for derivatives) on the purchase and sale of financial instruments.

A joint statement issued by 10 of the 11 participating EU member states in October 2016 reaffirmed the intention to introduce FTT. However, at the moment not many details are available. Thus, it is not known to what extent the elements of the European Commission’s proposal outlined in the preceding paragraph will be followed in relation to the taxation of shares. The FTT proposal remains subject to negotiation between the participating Member States and is subject to political discussion. It may, therefore, be altered prior to the implementation, the timing of which remains unclear. Additional EU member states may decide to participate.

Prospective holders of the shares are advised to seek their own professional advice in relation to FTT.

F.Dividends and Paying Agents

Not applicable.

G.Statement by Experts

Not applicable.

H.Documents on Display

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

We also make available on our website, free of charge, our Annual Report and the text of our reports on Form 6-K, including any amendments to these reports, as well as certain other SEC filings, as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. Our website address is www.centogene.com. The information contained on our website is not incorporated by reference in this Annual Report and our website address is included in this Annual Report as an inactive textual reference only.

I.Subsidiary Information

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

Our customers in the pharmaceutical segment are mainly pharmaceutical companies which are usually listed companies, or strongly financed by private equity funds. Our customers in the diagnostics segment are mainly hospitals, labs and physicians, of which a large part are considered by management to be recurring revenues. To avoid defaults, we may request prepayment when entering into new business relationships with physicians. Our customers in the COVID-19 segment are private customers that pay us directly or through the German health insurance system, government funded institutions and privately owned companies.

In addition to the macroeconomic situation generally, the development of international healthcare markets is a key economic factor affecting our business. These markets are closely monitored by our sales and other staff. The maximum default risk for trade receivables as of December 31, 2019 and 2020 by geographical region was as follows:

	As of
	December 31,
	2019	2020

	(€ in thousands)
Middle East	10,470	10,515
Europe	3,311	20,017
Latin America	811	387
North America	4,156	2,870
Asia Pacific	180	178
Total trade receivables, gross	18,928	33,967
Expected credit loss	2,335	4,768
Total trade receivables, net	16,593	29,199

Overdue trade receivables in the Middle East region mainly relate to major customers from the diagnostics segment. The trade receivables due from the top 10 diagnostics customers in the MENA region as of December 31, 2020 represent over 90% of overdue balances for the Middle East. These customers are mainly government hospitals administered by the Ministry of Health in the respective countries as well as distributors and, based on our past experience, they normally require a longer period to settle outstanding trade receivables.

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

We completed our initial public offering in November 2019 and our Follow-on Equity Offering in July 2020. As of December 31, 2020, we had cash and cash equivalent of €48,156 thousand. The cash and cash equivalents are deposited principally with financial institutions with investment grade credit ratings.

In addition to the cash and cash equivalent available as of December 31, 2020, we also have access to other sources of funding, including the amount of expected cash inflows from trade and other receivables. We also have secured credit lines of €3,500 thousand that bear interest at 3.75% to 4.75%, of which €1,538 thousand was utilized as of December 31, 2020 and €2,636 thousand was utilized as of December 31, 2019.

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

Currency Risk

We are also exposed to currency risks where contracts are concluded in foreign currencies. The vast majority of the products and services we provide, however, are invoiced in Euros. Our main functional currencies other than the euro are the U.S. dollar, the Indian rupee (the “INR”) and the Arab Emirates Dirham (the “AED”), as shown in the table below.

	As of
	December 31, 2020
	USD	INR	AED

	(€ in thousands)
Trade receivables	1,224	18	—
Trade payables and other liabilities	(3,631)	(55)	(17)
Net risk statement of financial position	(2,407)	(37)	(17)

The impact on our earnings before tax for the years ended December 31, 2019 and 2020 or equity as of December 31, 2019 and 2020 of a 10% change in the U.S. dollar exchange rate as compared to the euro would not be material. In the future, we expect our exposure to the U.S. dollar to increase over time as our business grows. The impact on our earnings before tax for the years ended December 31, 2019 and 2020 or equity as of December 31, 2019 and 2020 of a 10% change in the INR and AED would not be material.

Item 12. Description of Securities Other Than Equity Securities

A.Debt Securities

Not applicable.

B.Warrants and Rights

Not applicable.

C.Other Securities

Not applicable.

D.American Depositary Shares

Not applicable.

PART TWO

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

A.Material Modifications to Instruments

Not applicable.

B.Material Modifications to Rights

Not applicable.

C.Withdrawal or Substitution of Assets

Not applicable.

D.Changes in Trustees or Paying Agents

Not applicable.

E.Use of Proceeds

In July 2020, we completed a follow-on public offering of 3,500,000 common shares of the Company, consisting of 2,000,000 common shares offered by the Company and 1,500,000 common shares offered by selling shareholders at a price to the public of $14.00 per common share (i.e., €12.71 per share). Aggregate offering proceeds, net of underwriting discounts, commissions and transaction costs, to the Company were €22 million. Credit Suisse Securities (USA) LLC and SVB Leerink LLC were the managing underwriters for the Follow-on Equity Offering.

From July 2020 to December 31, 2020, we used the net proceeds from our Follow-on Equity Offering as follows:

●	research and development activities to support orphan drug development with our knowledge-driven information platform; and
●	working capital and other general corporate purposes.

We plan to continue to use the net remaining proceeds for such purposes in 2021, including to acquire or invest in complementary businesses, assets or technologies.

Item 15. Controls and Procedures

A.Disclosure Controls and Procedures

As required by Rule 13a-15 under the Exchange Act, management, including our Chief Executive Officer and our Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report. Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. Disclosure controls and procedures include, without limitations, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding our required disclosures.

Based on the foregoing, including the material weakness noted below, our Chief Executive Officer and our Chief Financial Officer have concluded that, as of December 31, 2020, the design and operation of our disclosure controls and procedures were not effective at the reasonable assurance level.

B.Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Exchange Act. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections or any evaluation or effectiveness for future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

We have previously reported a material weakness in our internal control over financial reporting primarily related to a lack of sufficient design and maintenance of effective controls related to review controls over judgmental and complex areas of the financial statement close process, and a lack of effectively designed routine financial statement close process controls (including general IT controls). A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2020, using the criteria established in “Internal Control - Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation and the criteria issued by COSO, our management, with the participation of our Chief Executive Officer and Chief Financial Officer, concluded that, as of December 31, 2020, our internal control over financial reporting was not effective because of the material weakness related to the design and maintenance of effective controls described above, which has not been remediated.

With the oversight of the Management Board and our Audit Committee, our management has been and is actively undertaking remediation efforts to address the material weakness identified above through the following actions:

●	Performing risk assessments to identify relevant financial risks and designing and implementing a formalized framework for internal control, based on the “Internal Control - Integrated Framework (2013)” issued by COSO, to reasonably address those risks.
●	Designing and formalizing policies and procedures to ensure routine transactions and judgmental and complex areas of the financial statement close process are sufficiently analyzed and assessed against the requirements of IFRS and our corporate governance standards, and that contemporaneous documentation is prepared and reviewed in a timely manner.
●	Designing and formalizing general IT control policies and procedures, including automation and integration of financially relevant processes, to assist in controlling certain routine processes within the finance function to improve effectiveness and efficiency.
●	We intend to finalize the design of the internal control framework in 2021, including the implementation and monitoring of effectiveness of internal controls over financial reporting and disclosure related to risk assessment, compliance, and oversight of the Company’s businesses.

These remediation efforts will be time consuming, costly and might place significant demands on our financial and operational resources which are under existing constraints due to the significant impact on resources from the COVID-19 business. Because the reliability of the internal controls process requires repeatable execution, the successful remediation of the material weakness will require review and evidence of effectiveness prior to management concluding that the Company’s internal controls over financial reporting are effective. As management continues to evaluate and improve the Company’s internal controls over financial reporting, it may take additional measures to address control deficiencies or to modify the remediation plan described above.

During 2021, management plans to test and evaluate the implementation of these internal controls to ascertain whether they are designed and operating effectively in order to provide reasonable assurance that they will prevent or detect a material misstatement in the Company’s consolidated financial statements. If our efforts to remediate this material weakness are not successful, the material weakness may reoccur, or other material weaknesses could occur in the future.

Notwithstanding the identified material weakness, our management believes that the financial statements and related notes thereto included in this annual report on Form 20-F fairly present, in all material respects, our financial condition, results of operations and cash flows as of and for the periods presented in accordance with IFRS.

C.Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting due to a transition period established by rules of the SEC for emerging growth companies.

D.Changes in Internal Control Over Financial Reporting

Our management is committed to improving the internal control over financial reporting and will undertake consistent improvements or enhancements on an ongoing basis, in addition to the remediation plans noted above. During the period covered by this annual report our management has taken steps toward improving our internal controls over financial reporting and remediating the identified material weakness. However, the changes during the period covered by this annual report have not yet fully affected the remediation of the material weakness or our internal control over financial reporting.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

Our supervisory board has determined that Berndt Modig, Peer Schatz and Jonathan G. Sheldon each satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act and Berndt Modig qualifies as an “audit committee financial expert,” as such term is defined in the rules of the SEC. For more information see “Item 6. Directors, Senior Management and Employees—C. Board Practices—Committees—Audit Committee.”

Item 16B. Code of Ethics

We adopted a Code of Business Conduct and Ethics (the “Code”) applicable to our management board, our supervisory board, and company personnel, which is a code of ethics as defined in Item 16B of Form 20-F promulgated by the SEC. The full text of the Code can be found on our website at www.centogene.com. Information contained on, or that can be accessed through, our website does not constitute a part of this Annual Report and is not incorporated by reference herein. If we make any amendment to the Code or grant any waivers, including any implicit waiver, from a provision of the Code, we will disclose the nature of such amendment or waiver on our website to the extent required by the rules and regulations of the SEC.

Item 16C. Principal Accountant Fees and Services

Our financial statements have been prepared in accordance with IFRS and are audited by Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft (“Ernst & Young”), our independent registered public accounting firm registered with the Public Company Accounting Oversight Board in the United States.

Ernst & Young has served as our independent registered public accounting firm for each of the three years ended December 31, 2018, 2019 and 2020, for which audited financial statements appear in this Annual Report.

	For the year ended
	December 31,
	2019	2020

	(in thousands)
Audit	793	681
Audit‑related fees	—	—
Tax fees	—	—
All other fees	—	—
Total	793	681

Audit fees relate to (i) audit services, (ii) certain procedures on our quarterly results, (iii) services related to our statutory and regulatory filings for certain of our subsidiaries, including Centogene GmbH and (iv) fees in connection with the issuance of a comfort letter for our follow-on public offering in July 2020 and fees for other services related thereto.

Audit Committee’s Pre-Approval Policies and Procedures

The audit committee is responsible for the appointment, compensation, retention and oversight of the work of our independent registered public accounting firm.

The Audit Committee evaluates the qualifications, independence and performance of the independent registered public accounting firm as well as pre-approves and reviews the audit and non-audit services to be performed by the independent registered public accounting firm. The external audit plan and fees for professional audit services and other services rendered by Ernst & Young for the years ended December 31, 2019 and 2020 were approved by the Audit Committee.

The Audit Committee monitors compliance with the German, Dutch and U.S. rules on non-audit services provided by an independent registered public accounting firm.

Audit Work Performed by Persons Other Than Principal Accountant if Greater than 50%

Not applicable.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Neither we nor any affiliated purchaser has purchased any shares or other units of any class of our equity securities registered pursuant to Section 12 of the Exchange Act during the fiscal year ended December 31, 2020.

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

As a “foreign private issuer”, as defined by the SEC, we are permitted to rely on home country governance requirements and certain exemptions thereunder rather than on the corporate governance requirements of Nasdaq. For example, in accordance with Dutch law and generally accepted business practices, our articles of association do not provide quorum requirements generally applicable to general meetings of shareholders. To this extent, our practice varies from the requirement of Nasdaq Listing Rule 5620(c), which requires an issuer to provide in its bylaws for a generally applicable quorum, and that such quorum may not be less than one-third of the outstanding voting shares. Although we must provide shareholders with an agenda and other relevant documents for the general meeting of shareholders, Dutch law does not have a regulatory regime for the solicitation of proxies and the solicitation of proxies is not a generally accepted business practice in the Netherlands, thus our practice varies from the requirement of Nasdaq Listing Rule 5620(b). As permitted by the listing requirements of Nasdaq, we have also opted out of the requirements of Nasdaq Listing Rule 5605(d), which requires, among other things, an issuer to have a compensation committee that consists entirely of independent directors, Nasdaq Listing Rule 5605(e), which requires independent director oversight of director nominations, and Nasdaq Listing Rule 5605(b), which requires an issuer to have a majority of independent directors on its board. In addition, we have opted out of shareholder approval requirements, as included in the Nasdaq Listing Rules, for the issuance of securities in connection with certain events such as the acquisition of shares or assets of another company, the establishment of or amendments to equity-based compensation plans for employees, a change of control of the Company and certain private placements. To this extent, our practice varies from the requirements of Nasdaq Rule 5635, which generally requires an issuer to obtain shareholder approval for the issuance of securities in connection with such events.

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

As of the date of this Annual Report, we are not aware of any activity, transaction or dealing by us during the financial year ended December 31, 2020 that is disclosable under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act, except as set forth below. This information is to the best of our knowledge.

Centogene N.V., which is not a U.S. person and is not owned or controlled by U.S. persons, does not have any branches or subsidiaries based in Iran. However, we have contracts with several laboratories and one distributor in Iran through which we provide diagnostic tests to patients in Iran, primarily NIPT for pregnant women. These laboratories and our third-party distributor are not owned or controlled by the Iranian government and we do not have any agreements, commercial arrangements, or other contracts with the Iranian government. Moreover, neither our distributor nor we have entered into any arrangements with or sold any products to persons included on the Specially Designated Nationals and Blocked Persons List maintained by the U.S. Department of the Treasury’s Office of Foreign Asset Control.

In the year ended December 31, 2020, our gross revenues from activities in Iran amounted to €13 thousand, which represented approximately 0.01% of our total gross revenues. We did not generate any net profits for the year ended December 31, 2020 from authorities in Iran.

We do not receive information regarding the identity of our distributor’s downstream customers and intermediaries in Iran, and it is possible that these parties include entities, such as government-owned hospitals and pharmacies, that are owned directly or indirectly by the Iranian government or by persons or entities sanctioned in connection with terrorism or proliferation activities. As a result, we cannot establish the proportion of gross revenue or sales potentially attributable to entities affiliated with the Iranian government or parties sanctioned for disclosable activities.

We believe that our business with Iranian parties is conducted in compliance with all applicable sanctions and export controls and that such activities, which involve providing genetic testing services to patients, are not sanctionable under U.S. secondary sanctions targeting Iran. For further information, see “Item 3. Key Information—D. Risk Factors—Transactions involving Iran or other countries or parties that are targets of U.S. or other economic sanctions could expose us to certain risks and may lead some potential customers and investors to avoid doing business with us or investing in our securities.”

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

Exhibit no.	Description
2.1

Form of Registration Rights Agreement (incorporated into this Annual Report on Form 20-F by reference to Exhibit 4.1 to our Registration Statement on Form F-1 (File No. 333-234177), filed with the SEC on October 11, 2019).

2.2	Description of the rights of each class of securities registered under Section 12 of the Securities Exchange Act of 1934 as of December 31, 2020. *
4.1

Global Master Services Agreement between Centogene AG and Shire International GmbH, dated January 1, 2015 (incorporated into this Annual Report on Form 20-F by reference to Exhibit 10.1 to our Registration Statement on Form F-1 (File No. 333-234177), filed with the SEC on October 11, 2019).†

4.2

Supply Agreement between Centogene AG and Shire Pharmaceuticals Ireland Ltd, dated January 1, 2016 (incorporated into this Annual Report on Form 20-F by reference to Exhibit 10.2 to our Registration Statement on Form F-1 (File No. 333-234177), filed with the SEC on October 11, 2019).†

4.3

Amendment to the Global Master Services Agreement and Supply Agreement among Centogene AG, Shire International GmbH and Shire Pharmaceuticals Ireland Ltd., dated May 3, 2017 (incorporated into this Annual Report on Form 20-F by reference to Exhibit 10.3 to our Registration Statement on Form F-1 (File No. 333-234177), filed with the SEC on October 11, 2019).†

4.4

Amendment to the Global Master Services Agreement and Supply Agreement among Centogene AG, Shire International GmbH and Shire Pharmaceuticals Ireland Ltd., dated July 2, 2018 (incorporated into this Annual Report on Form 20-F by reference to Exhibit 10.4 to our Registration Statement on Form F-1 (File No. 333-234177), filed with the SEC on October 11, 2019).†

4.5

Amendment to the Global Master Services Agreement and Supply Agreement among Centogene AG, Shire International GmbH and Shire Pharmaceuticals Ireland Ltd., dated December 10, 2019 (incorporated into this Annual Report on Form 20-F by reference to Exhibit 4.5 to our Annual Report on Form 20-F for the year ended December 31, 2019 (File No. 001-39124), filed with the SEC on April 23, 2020).†

4.6	Amendment to the Global Master Services Agreement and Supply Agreement among Centogene AG, Shire International, dated March 17, 2021.*†
4.7

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

4.11

English summary of the Securities Sale Agreement between Centogene AG and K&L Immobilien GmbH and F&G IT GmbH, dated July 22, 2019 (incorporated into this Annual Report on Form 20-F by reference to Exhibit 10.9 to our Registration Statement on Form F-1 (File No. 333-234177), filed with the SEC on October 11, 2019).

4.12	English summary of the License Agreement between Centogene AG and Fraport AG, Frankfurt Airport Services Worldwide, dated June 18, 2020.*
4.13	English summary of the Service Agreement between Centogene GmbH and the Free State of Bavaria, Germany, represented by the Bavarian State Office for Health and Food Safety, dated September 3, 2020.*
4.14	English summary of the Service Agreement between Centogene GmbH and the Free State of Bavaria, Germany, represented by the Bavarian State Office for Health and Food Safety, dated August 21, 2020.*
4.15	English summary of the Service Agreement between Centogene GmbH and the Free State of Bavaria, Germany, represented by the Bavarian State Office for Health and Food Safety, dated October 30, 2020.*
4.16	English summary of the Service Agreement between Centogene GmbH and the Free State of Bavaria, Germany, represented by the Bavarian State Office for Health and Food Safety, dated February 23, 2021.*
4.17	English summary of the Cooperation Agreement between Centogene GmbH and Dr. Bauer Laboratoriums GmbH, dated June 25, 2020.*

Exhibit no.	Description
8.1	List of subsidiaries.*
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

CENTOGENE N.V.

By:	/s/ ANDRIN OSWALD
	Name:	Andrin Oswald
	Title:	Chief Executive Officer

Date: April 15, 2021

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Supervisory Board of Centogene N.V.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Centogene N.V. (the Company) as of December 31, 2019 and 2020, the related consolidated statements of comprehensive loss, changes in equity and cash flows for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

/s/ Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft

We have served as the Company’s auditor since 2010.

Berlin, Germany

April 15, 2021

Centogene N.V.

Consolidated statements of comprehensive loss for the years ended December 31, 2018, 2019 and 2020

(in EUR k)

	Note	2018	2019	2020
Revenue	7	40,478	48,780	128,381
Cost of sales		19,941	26,005	86,378
Gross profit		20,537	22,775	42,003
Research and development expenses		6,300	9,590	14,935
General administrative expenses		18,610	23,160	37,665
Selling expenses		7,474	9,254	7,580
Impairment of financial assets	21.2	792	752	3,738
Other operating income	8.1	2,306	3,781	2,394
Other operating expenses	8.2	273	1,284	182
Real estate transfer tax expenses	13.1	—	1,200	—
Operating loss		(10,606)	(18,684)	(19,703)
Interest and similar income		33	16	6
Interest and similar expenses		1,075	2,029	1,400
Financial costs, net	8.3	(1,042)	(2,013)	(1,394)
Loss before taxes		(11,648)	(20,697)	(21,097)
Income taxes expenses/(benefits)	9	(310)	158	281
Loss for the year		(11,338)	(20,855)	(21,378)
Other comprehensive income, all attributable to equity holders of the parent		(8)	16	(48)
Total comprehensive loss		(11,346)	(20,839)	(21,426)
Attributable to:
Equity holders of the parent		(10,971)	(20,658)	(21,486)
Non‑controlling interests	23	(375)	(181)	60
		(11,346)	(20,839)	(21,426)
Loss per share—Basic and diluted (in EUR)		(0.80)	(1.27)	(1.02)

The accompanying notes form an integral part of these consolidated financial statements

Centogene N.V.

Consolidated statements of financial position as of December 31, 2019 and 2020

(in EUR k)

Assets	Note	Dec 31, 2019	Dec 31, 2020
Non‑current assets
Intangible assets	11	14,145	12,407
Property, plant and equipment	12	8,376	16,590
Right-of-use assets	13	24,932	22,120
Other assets	15	1,948	1,967
		49,401	53,084
Current assets
Inventories	14	1,809	11,405
Trade receivables and contract assets	15	16,593	29,199
Other assets	15	8,612	8,286
Cash and cash equivalents	16	41,095	48,156
		68,109	97,046
		117,510	150,130

Equity and liabilities	Note	Dec 31, 2019	Dec 31, 2020
Equity
Issued capital	17	2,383	2,654
Capital reserve	17	98,099	125,916
Retained earnings and other reserves		(40,622)	(62,888)
Non‑controlling interests		(938)	95
		58,922	65,777
Non‑current liabilities
Non‑current loans	19.1	1,578	401
Lease liabilities	19.1	18,069	17,677
Deferred tax liabilities		—	207
Government grants	19.2	9,941	8,950
		29,588	27,235
Current liabilities
Government grants	19.2	1,348	1,342
Current loans	19.1	3,688	2,492
Lease liabilities	19.1	3,635	3,528
Liabilities from income taxes	9	—	58
Trade payables	19.2	8,554	31,736
Other liabilities	19.2, 20	11,775	17,962
		29,000	57,118
		117,510	150,130

The accompanying notes form an integral part of these consolidated financial statements

Centogene N.V.

Consolidated statements of cash flows for the years ended December 31, 2018, 2019 and 2020

(in EUR k)

	Note	2018	2019	2020
Operating activities

Loss before taxes		(11,648)	(20,697)	(21,097)
Adjustments to reconcile earnings to cash flow from operating activities

Amortization (including impairments) and depreciation	11,12,13	5,175	6,579	15,128
Interest income	8.3	(33)	(16)	(6)
Interest expense	8.3	1,075	2,029	1,400
Loss/(gain) on the disposal of non‑current assets		—	(532)	-
Expected credit loss allowances on trade receivables and contract assets		792	752	3,738
Share‑based payment expenses	20	5,521	6,418	5,658
Real estate transfer tax expenses	13.1	—	1,200	-
Other non‑cash items		(966)	(1,856)	(915)

Changes in operating assets and liabilities:
Inventories	14	(567)	(463)	(9,596)
Trade receivables and contract assets	15	(4,701)	(6,444)	(16,344)
Other assets	15	(919)	(1,169)	255
Trade payables	19.2	140	3,125	23,996
Other liabilities		1,554	3,299	6,245

Cash flow (used in)/from operating activities		(4,577)	(7,775)	8,462

Investing activities

Cash paid for investments in intangible assets	11	(3,059)	(7,280)	(6,657)
Cash paid for investments in property, plant and equipment	12	(8,710)	(296)	(9,890)
Grants received for investment in property, plant and equipment	19.2	3,042	793	390
Grants refunded related to disposed property, plant and equipment	13.1, 19.2	—	(358)	-
Cash received from disposals of property, plant and equipment	13.1	—	21,300	-
Interest received		33	16	6

Cash flow (used in)/from investing activities		(8,694)	14,175	(16,151)

Financing activities
Cash received from the issuance of shares	17	20,073	41,899	22,430
Cash paid for acquisition of non-wholly owned subsidiary		—	—	(75)
Cash received from loans	19, 21.2	3,631	721	438
Cash repayments of loans	19, 21.2	(2,851)	(12,072)	(2,760)
Cash repayments of lease liabilities	19, 21.2	(442)	(3,046)	(5,018)
Interest paid	8.3	(1,075)	(2,029)	(173)

Cash flow from financing activities		19,336	25,473	14,842

Changes in cash and cash equivalents		6,065	31,873	7,153
Cash and cash equivalents at the beginning of the period		3,157	9,222	41,095
Effect of movements in exchange rates on cash held		—	—	(92)
Cash and cash equivalents at the end of the period		9,222	41,095	48,156

The accompanying notes form an integral part of these consolidated financial statements

Centogene N.V.

Consolidated statements of changes in equity for the years ended December 31, 2018, 2019 and 2020

		Attributable to the owners of the parent
				Currency			Non‑
		Issued	Capital	translation	Retained		controlling	Total
in EUR k	Note	capital	reserve	reserve	earnings	Total	interests	equity

As of January 1, 2018	1	1,546	24,183	(8)	(8,985)	16,736	(382)	16,354
Loss for the year		—	—	—	(10,963)	(10,963)	(375)	(11,338)
Other comprehensive income		—	—	(8)	—	(8)	—	(8)
Total comprehensive loss		—	—	(8)	(10,963)	(10,971)	(375)	(11,346)
Share‑based payments		—	1,443	—	—	1,443	—	1,443
Issuance of shares		357	19,716	—	—	20,073	—	20,073
As of December 31, 2018		1,903	45,342	(16)	(19,948)	27,281	(757)	26,524

		Attributable to the owners of the parent
				Currency			Non
		Issued	Capital	translation	Retained		controlling	Total
in EUR k	Note	capital	reserve	reserve	earnings	Total	interests	equity

As of January 1, 2019	1	1,903	45,342	(16)	(19,948)	27,281	(757)	26,524
Loss for the year		—	—	—	(20,674)	(20,674)	(181)	(20,855)
Other comprehensive loss		—	—	16	—	16	—	16
Total comprehensive loss		—	—	16	(20,674)	(20,658)	(181)	(20,839)
Issuance of shares at IPO	17	480	46,318	—	—	46,798	—	46,798
Transaction costs	17	—	(4,899)	—	—	(4,899)	—	(4,899)
Share‑based payments	20	—	1,300	—	—	1,300	—	1,300
Share-based payments -modification at IPO	20(ii)	—	10,038	—	—	10,038	—	10,038
As of December 31, 2019		2,383	98,099	—	(40,622)	59,860	(938)	58,922

		Attributable to the owners of the parent
				Currency			Non
		Issued	Capital	translation	Retained		controlling	Total
in EUR k	Note	capital	reserve	reserve	earnings	Total	interests	equity

As of January 1, 2020	1	2,383	98,099	—	(40,622)	59,860	(938)	58,922
Loss for the year		—	—	—	(21,438)	(21,438)	60	(21,378)
Other comprehensive loss		—	—	(48)	—	(48)	—	(48)
Total comprehensive loss		—	—	(48)	(21,438)	(21,486)	60	(21,426)
Issuance of shares	17	240	22,969	—	—	23,209	—	23,209
Transaction costs	17	—	(779)	—	—	(779)	—	(779)
Share-based payments	20	—	5,658	—	—	5,658	—	5,658
Exercise of options		31	(31)	—	—	—	—	—
Disposal of non-wholly owned subsidiary	8.2, 23	—	—	—	—	—	268	268
Acquisition of non-wholly owned subsidiary	23	—	—	—	(780)	(780)	705	(75)
As of December 31, 2020		2,654	125,916	(48)	(62,840)	65,682	95	65,777

The accompanying notes form an integral part of these consolidated financial statements

Notes to the consolidated financial statements as of December 31, 2019 and 2020 and for the three years ended December 31, 2018, 2019 and 2020

1 General company information

Centogene N.V. (“the Company”) and its subsidiaries focus on rare diseases that transforms real-world clinical and genetic or other data into actionable information for patients, physicians and pharmaceutical companies. The mission of the Company is to bring rationality to treatment decisions and to accelerate the development of new orphan drugs by using our knowledge of the global rare disease market, including epidemiological and clinical data and innovative biomarkers.

On November 7, 2019, the Company completed an initial public offering (“IPO”) and has since been listed on Nasdaq Global Market under stock code “CNTG”. We have historically conducted our business through Centogene AG (which is now known as Centogene GmbH), and therefore our historical financial statements present the results of operations and financial condition of Centogene AG and its controlled subsidiaries. In connection with our initial public offering, Centogene N.V. became the holding company of Centogene AG on November 12, 2019, and the historical consolidated financial statements of Centogene AG became the historical consolidated financial statements of Centogene N.V. Centogene N.V. is a public company with limited liability incorporated in the Netherlands, with registered office located at Am Strande 7 in 18055 Rostock, Germany and Dutch trade register number 72822872.

On March 5, 2020, the Company resolved that Centogene AG shall be converted into a German limited liability company and renamed Centogene GmbH. Such conversion became effective upon the registration in the German commercial register on June 29, 2020. Unless otherwise stated, “Centogene GmbH” also refers to the historical operations of Centogene AG throughout the notes.

In July 2020, the Company completed a follow-on public offering of 3,500,000 common shares of the Company (the “July 2020 Offering”), consisting of 2,000,000 common shares offered by the Company and 1,500,000 common shares offered by selling shareholders at a price to the public of USD 14.00 per common share (i.e. EUR 12.71 per share). Aggregate offering proceeds, net of underwriting discounts, commissions and transaction costs, were EUR 22 million to the Company.

2 Basis of preparation

Unless otherwise specified, “the Company” refers to Centogene N.V. and Centogene GmbH throughout the remainder of these notes, while “the Group” refers to Centogene N.V., Centogene GmbH and its subsidiaries.

The consolidated financial statements of the Group were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”). The accounting policies used in the fiscal year 2020 generally correspond to the policies applied in the prior year, except for certain amendments to the standards which are effective for annual periods beginning on or after January 1, 2020 (see note 3). In addition, certain prior period information has been reclassified to conform with current year presentation (see note 17).

These consolidated financial statements are presented in euro, which is the Group’s functional currency. Unless otherwise specified, all financial information presented in euro is rounded to the nearest thousand (EUR k) in line with customary commercial practice.

COVID-19 Pandemic

The COVID-19 pandemic, which began in December 2019, has spread worldwide and continues to cause many governments to maintain measures to slow the spread of the outbreak through quarantines, travel restrictions, closures of borders and requiring maintenance of physical distance between individuals.

As part of the Group’s initiative to assist local, national and international authorities as well as other partners in their efforts to facilitate the earliest possible diagnosis of COVID-19 and thereby contribute to allowing society to return to a “new” normal, the Group commenced testing for COVID-19 in March 2020. The Group offers a COVID-19 testing solution to the community. This includes the COVID-19 tests, which received Emergency Use Authorizations (“EUA”) from the FDA in July 2020; the CentoKit-19, a fully validated sample collection kit which can either be used by healthcare professionals or self-administered by individuals; and the Corona Test Portal, a secure digital platform allowing seamless registration and result notification. The Group has leveraged its core competency of providing precise medical diagnoses, as well as its infrastructure, to help prevent further outbreaks of SARS-CoV-2

Notes to the consolidated financial statements as of December 31, 2019 and 2020 and for the three years ended December 31, 2018, 2019 and 2020

(COVID-19). As part of this initiative, the Group has become a large COVID-19 testing company in Europe, with a leading role in providing testing services at airports in Germany. The positive financial contribution from COVID-19 testing will enable the Group to make strategic investments to further solidify its leading position in the rare disease space. Furthermore, new virus variants have emerged since mid-December 2020. How these mutations develop and their impact on the effectiveness of vaccines have not yet been determined. However, this could potentially prolong the need for testing on a broader scale.

Due to the growth and significance of the COVID-19 business in relation to the total activities of the Group, the COVID-19 testing business is managed and reported as a separate segment beginning in the third quarter of 2020. In the second quarter 2020 report, furnished to the SEC on Form 6-K on September 23, 2020, the financial impact of the COVID-19 business has been reported as a part of our Diagnostics segment, whereas it has been separated from the Diagnostics segment and included in the full year COVID-19 financials in these financial statements.

3 Effects of new accounting standards

(a)New standards adopted by the Group as of January 1, 2020

The following amendments and interpretations apply for the first time in 2020 and had no impact on the consolidated financial statements of the Group:

●	Amendments to IAS 1 and IAS 8 – Definition of Material
●	Amendments to IFRS 3 – Definition of a Business
●	Amendments to IFRS 7, IFRS 9 and IAS 39 – Interest Rate Benchmark Reform
●	Revised Conceptual Framework for Financial Reporting

(b)New standards not yet effective

Furthermore, certain new and amended standards and interpretations have been published that are not mandatory for December 31, 2020 reporting periods and have not been early adopted by the Group. The Group intends to adopt these new and amended standards and interpretations, if applicable, when they become effective. There are no new or amended standards or interpretations that are issued and become effective for the 2021 annual reporting period, that are expected to have a material impact on the Group.

4 Basis of consolidation

The basis of consolidation includes the entities over which Centogene N.V. has control within the meaning of IFRS 10 Consolidated Financial Statements. According to IFRS 10, Centogene N.V. has control of an investee when it has direct or indirect power over the investee, exposure, or rights to variable returns from its involvement with the investee and the ability to use its power over the investee to affect those returns. Control is established when it is possible to influence operating and financial policies of the investee, typically with a share in the voting rights or shareholding of more than 50% in the investee. An entity is included in the Group’s basis of consolidation from the point in time when the Group obtains control of the entity and ceases when the Group loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated financial statements from the date the Group gains control until the date the Group ceases to control the subsidiary.

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

Notes to the consolidated financial statements as of December 31, 2019 and 2020 and for the three years ended December 31, 2018, 2019 and 2020

In the third quarter of 2020, the Company entered into a collaboration agreement with Dr. Bauer Laboratoriums GmbH, Rostock (hereafter ‘Bauer GmbH’). Bauer GmbH supports Centogene in certain areas of its COVID-19 testing business by providing the medical laboratory services to facilitate Centogene to perform its COVID-19 testing business activities. Bauer GmbH is wholly owned by a long-time employee of Centogene, who from a medical perspective and by observing the Medical Association's professional code of conduct continues to operate as an independent medical physician.

As per the criteria in IFRS 10, Centogene assessed the control it has over Bauer GmbH and concluded to consolidate the activities of Bauer GmbH in the Group from the third quarter of 2020. Centogene does not own any shares in Bauer GmbH. However, based on the analysis of all facts and circumstances surrounding the close collaboration with Bauer GmbH and the employment relationship with the sole shareholder of Bauer GmbH, this shareholder is considered as a de facto agent. Centogene meets the criteria of the control model under IFRS 10 as it has exposure to variable returns and the ability to use power to affect returns. Bauer GmbH has a share in the net result of the respective COVID-19 testing business which has been accounted for under non-controlling interest (see note 23).

5 Significant accounting policies

The Group applied the following accounting policies consistently for all of the periods presented in these consolidated financial statements.

(a)Foreign currency and currency translation

The Group’s consolidated financial statements are presented based on the parent company’s functional currency. For each entity, the Group determines the functional currency and items included in the financial statements of each entity are measured using that functional currency. The Group uses the direct method of consolidation and on disposal of a foreign operation, the gain or loss that is reclassified to profit or loss reflects the amount that arises from using this method.

Transactions in foreign currency are translated into the respective entity’s functional currency at the spot rate prevailing on the date of the transaction.

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

On consolidation, the assets and liabilities of foreign operations are translated into euros using the closing rate on the reporting date. Income and expenses of foreign operations are translated using the exchange rate prevailing on the date of the transaction or the annual average exchange rate. Equity is translated using historical rates until the entity is removed from the Group’s basis of consolidation. Any resulting currency translation differences are recorded in other comprehensive income and recognized under the currency translation reserve in equity if the exchange difference is not allocable to the non-controlling interests.

The exchange rates used are presented in the following table:

	Average rate			Closing rate
				Dec 31,	Dec 31,	Dec 31,
	2018	2019	2020	2018	2019	2020
USD (EUR 1)	1.1779	1.1191	1.1412	1.1419	1.1234	1.2271
AED (EUR 1)	4.2713	4.0985	4.2091	4.1396	4.0795	4.5045
INR (EUR 1)	79.3177	78.7980	84.5737	78.5156	80.1870	89.6605

Notes to the consolidated financial statements as of December 31, 2019 and 2020 and for the three years ended December 31, 2018, 2019 and 2020

(b)Revenues from contracts with customers

The Group provides pharmaceutical solutions and diagnostic tests, as well as COVID-19 tests, enabled by its knowledge and interpretation-based platform. Revenue from contracts with customers is recognized when control of the goods or services are transferred to the customer at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those goods or services, usually on delivery of the goods.

(i)Pharmaceutical segment

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

-

Revenue from early patient recruitment and identification, epidemiological insights, biomarker discovery and patient monitoring is based on fee per sample, milestone fees and fixed fees. The revenues from these solutions are recognized over time using an input method based on the work rendered in order to measure progress towards complete satisfaction of the services.

-

Revenue from the licensing of intellectual property for an unlimited period, usually in the structure of an upfront fee, is recognized at a point in time, when the right (or license) to use intellectual property is conveyed.

-	Revenues from the licensing of intellectual property for a certain period, being a right to access such intellectual property as defined in IFRS 15, is recognized over time over the licensing period.
-	Revenue from the sale of CentoCards is recognized at a point in time when the control of the CentoCards has transferred to the customer, which typically occurs on delivery.

(ii)Diagnostics segment

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

The performance obligation in the Diagnostics segment is recognized over time, using an input method to measure progress towards complete satisfaction of the service. In order to measure progress, the Group uses a standardized process which measures progress to completion by stages, consisting of (i) a preparation stage, (ii) a clarification stage, (iii) a sequencing stage, and (iv) an output stage. The percentages attributed to those stages are indicative of the cost incurred in performing the respective stage in relation to total cost.

(iii)COVID-19 segment

COVID-19 revenues are based on a negotiated price per test or on the basis of agreements covering tests to be performed over defined periods. Given the short turnaround time for the COVID-19 tests, revenues from COVID-19 tests that are on a price per test basis are recognized at a point in time. Revenues from COVID-19 tests that are on the basis of agreements covering tests to be performed over defined periods are recognized over time over the agreement period.

Notes to the consolidated financial statements as of December 31, 2019 and 2020 and for the three years ended December 31, 2018, 2019 and 2020

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

Contract balances

(i)          Contract assets

A contract asset is the right to consideration in exchange for goods or services transferred to the customer. If the Group satisfies a performance obligation by transferring goods or services to a customer before the customer pays consideration or before payment is due, a contract asset is recognized for the earned consideration that is conditional. Contract assets are subject to impairment assessment, refer to accounting policies of impairment of financial assets in note 5(n) “Financial instruments”.

(ii)         Trade receivables

A receivable represents the Group’s right to an amount of consideration that is unconditional (i.e., only the passage of time is required before payment of the consideration is due). Refer to accounting policies of impairment of financial assets in note 5(n) “Financial instruments”.

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

(c)Finance income and finance costs

Interest income and expenses are recognized in the period which they relate to through profit or loss using the effective interest rate method.

(d)Current versus non-current classification

The Group presents assets and liabilities in the statement of financial position based on current/non-current classification. An asset is current when it is:

-	Expected to be realized or intended to be sold or consumed in the normal operating cycle
-	Held primarily for the purpose of trading
-	Expected to be realized within twelve months after the reporting period; or
-	Cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period

All other assets are classified as non-current.

A liability is current when:

-	It is expected to be settled in the normal operating cycle
-	It is held primarily for the purpose of trading

Notes to the consolidated financial statements as of December 31, 2019 and 2020 and for the three years ended December 31, 2018, 2019 and 2020

-	It is due to be settled within twelve months after the reporting period; or
-	There is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period

The terms of the liability that could, at the option of the counterparty, result in its settlement by the issue of equity instruments do not affect its classification.

The Group classifies all other liabilities as non-current.

Deferred tax assets and liabilities are classified as non-current assets and liabilities

(e)Intangible assets

Research and development

Expenses for research activities are recognized through profit or loss in the period in which they are incurred.

Development expenditures on an individual project are recognized as an intangible asset from the date the Group can demonstrate:

-	the product or process is technically and commercially feasible so that the asset will be available for use or sale
-	the Group has the intention and its ability and intention to use or sell the asset
-	a future economic benefit is probable
-	the Group has sufficient resources to complete the development and
-	the development costs can be measured reliably.

The Group’s research and development activities mainly relate to development of biomarkers and IT driven solutions. With respect to biomarkers, the development stage is usually considered to be achieved when the target validation process is completed and commercialization is probable. With respect to IT driven solutions, the development stage is considered to be achieved upon the completion of the Group’s internal validation test. Before such dates, any development costs are recognized in profit or loss and may not be subsequently capitalized.

Capitalized development costs are recognized at cost less accumulated amortization and any accumulated impairment losses. They are only amortized as from the date the asset is ready for its intended use, which in the case of biomarkers is normally at the time the patent application for such biomarker is made. Amortization expense commences when the assets are ready to be put in use, and is recorded in cost of sales and research and development expenses.

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

Notes to the consolidated financial statements as of December 31, 2019 and 2020 and for the three years ended December 31, 2018, 2019 and 2020

The estimated useful lives are as follows:

-	Software, patents and trademarks: 3-7 years
-	Corona Test Portal: 2 years
-	Capitalized development costs: 7 years

The useful lives and depreciation methods are reviewed annually to ensure that the methods and periods of depreciation are consistent with the expected economic benefit from the asset.

(f)Property, plant and equipment

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

Depreciation is calculated over the estimated useful life using the straight-line method. The Group has assessed that none of its property, plant and equipment has a residual value. The estimated useful lives of significant property, plant and equipment are as follows:

-	Freehold land is not depreciated
-	Buildings: 33 years and
-	Plant and other equipment, furniture and fixtures: 2-15 years

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

(g)Leases

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

Notes to the consolidated financial statements as of December 31, 2019 and 2020 and for the three years ended December 31, 2018, 2019 and 2020

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

(i)Right-of-use assets

The Group recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Unless the Group is reasonably certain to obtain ownership of the leased asset at the end of the lease term, the recognized right-of-use assets are depreciated on a straight-line basis over the shorter of its lease term and the estimated useful lives, as follows:

-	Buildings: 33 years
-	Offices: 4 – 12 years and
-	Plant and other equipment, furniture and fixtures: 2-15 years

If ownership of the leased asset transfers to the Group at the end of the lease term or the cost reflects the exercise of a purchase option, depreciation is calculated using the estimated useful life of the asset.

The right-of-use assets are also subject to impairment. Refer to accounting policies of impairment of financial assets in note 5(n) “Financial instruments”.

(ii)Lease liabilities

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

Notes to the consolidated financial statements as of December 31, 2019 and 2020 and for the three years ended December 31, 2018, 2019 and 2020

(iii)Short-term leases and leases of low-value assets

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

(iv)Sale and leaseback transactions

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

(h)Impairment of non-financial assets

Property, plant and equipment and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Whenever the carrying amount of an asset exceeds its recoverable amount, an impairment loss is recognized in profit or loss. The recoverable amount is measured as the higher of fair value less costs to sell and value in use. Recoverable amounts are estimated either for individual assets or, if an individual asset does not generate cash flows independently of other assets, for the whole cash-generating unit.

(i)Inventories

Inventories are measured at the lower of cost and net realizable value. Inventories are recognized at cost based on the first in first out (FIFO) method.

Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale.

(j)Government grants

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

Notes to the consolidated financial statements as of December 31, 2019 and 2020 and for the three years ended December 31, 2018, 2019 and 2020

(k)Share-based payments

Plan recipients (including senior executives and certain member of Supervisory Board) of the Group receive remuneration in the form of share-based payments, whereby the recipients render services as consideration for equity instruments (equity-settled transactions) or settled in cash (cash-settled transactions).

Equity settled transactions

The cost of equity-settled transactions is determined by the fair value of the granted options when the grant is made, using a Black-Scholes or Monte Carlo simulation model, with further details given in note 20.

The cost is recognized in employee benefits expense (see note 8.4) or other relevant expenses, together with a corresponding increase in equity (capital reserves), over the period in which the service conditions are fulfilled (the vesting period). The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Group’s best estimate of the number of equity instruments that will ultimately vest. The expense or credit in profit or loss for a period represents the movement in cumulative expense recognized as at the beginning and end of that period.

Cash-settled transactions

A liability is recognized for the fair value of cash-settled transactions. The fair value is measured initially and at each reporting date up to and including the settlement date, with changes in fair value recognized in employee benefits expense (see note 8.4). The fair value per option is determined using the Black-Scholes model, further details of which are given in note 20. The fair value per option is then multiplied by the Group’s best estimate of the number of awards expected to vest and the portion of the expired vesting period (period in which the service conditions are fulfilled). The cumulative amount of expense recognized will be equal to the cash that is paid on settlement.

Service and non-market performance conditions are not taken into account when determining the grant date fair value of awards, but the likelihood of the conditions being met is assessed as part of the Group’s best estimate of the number of equity instruments that will ultimately vest. Market performance conditions are reflected within the grant date fair value. Any other conditions attached to an award, but without an associated service requirement, are considered to be non-vesting conditions. Non-vesting conditions are reflected in the fair value of an award and lead to an immediate expensing of an award unless there are also service and/or performance conditions.

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

(l)Provisions

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

Notes to the consolidated financial statements as of December 31, 2019 and 2020 and for the three years ended December 31, 2018, 2019 and 2020

If the requirements for recognizing a provision are not satisfied, the corresponding obligations are recorded as contingent liabilities unless the possibility of an outflow of resources embodying economic benefits is remote.

(m)Income taxes

Tax expense comprises current and deferred taxes. Current taxes and deferred taxes are recognized through profit or loss apart from deferred taxes related to items recognized outside profit or loss, in which case it is recognized in correlation to the underlying transaction either directly in equity or in other comprehensive income.

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

-

temporary differences arising from the initial recognition of assets or liabilities in the course of a business transaction that is not a business combination and does not affect either the accounting profit or the taxable profit or loss

-

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

(n)Financial instruments

(i) Financial assets

The Group’s financial assets principally consist of those accounted for as receivables and contract assets.

Receivables and contract assets

Receivables, including contract assets, are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Contract assets and trade receivables that do not contain a significant financing component or for which the Group has applied the practical expedient are measured at the transaction price determined under IFRS 15. Refer to the accounting policies in note 5(b) “Revenues from contracts with customers”.

After initial recognition, Receivables and contract assets are subsequently carried at amortized cost using the effective interest rate method less any impairment losses. Gains and losses are recognized in the profit or loss for the period when the assets are derecognized or impaired.

Notes to the consolidated financial statements as of December 31, 2019 and 2020 and for the three years ended December 31, 2018, 2019 and 2020

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

The Group considers a financial asset in default when contractual payments are 360 days past due. However, in certain cases, the Group may also consider a financial asset to be in default when internal or external information indicates that the Group is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Group. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

Further disclosures relating to impairment of trade receivables, including contract assets, are in note 21.

(ii) Financial liabilities

All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings and payables, net of directly attributable transaction costs.

The Group’s financial liabilities include trade and other payables (include contract liabilities), as well as loans and borrowings including bank overdrafts.

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

Notes to the consolidated financial statements as of December 31, 2019 and 2020 and for the three years ended December 31, 2018, 2019 and 2020

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

6.1Judgments

Development costs

Development costs are recognized in accordance with the accounting policy for certain internally generated assets. The Group’s research and development activities mainly relate to development of biomarkers and IT driven solutions. With respect to biomarkers, the development stage is usually considered to be achieved when the target validation process is completed and commercialization is probable. With respect to IT driven solutions, the development stage is considered to be achieved upon the completion of the Group’s internal validation test. Before such date, any development costs are recognized in profit or loss and may not be subsequently capitalized. As of December 31, 2020, the carrying amount of capitalized development costs was EUR 9,680k (2019: EUR 12,923k). This amount includes investments in the development of biomarkers and IT driven solutions (e.g., the Group’s CentoMD database, CentoMetabolome and CentoPortal online platform).

Provision for expected credit losses of trade receivables and contract assets

The Group uses a provision matrix to calculate ECLs for trade receivables and contract assets. The provision rates are based on days past due for groupings of various customer segments that have similar loss patterns (e.g. by segment, geography, customer type and rating).

The provision matrix is initially based on the Group's historical observed default rates. The Group will calibrate the matrix to adjust the historical credit loss experience with forward-looking information. For instance, if forecasted economic conditions (i.e., gross domestic product) are expected to deteriorate over the next year which can lead to an increased number of defaults in the manufacturing sector, the historical default rates are adjusted. At every reporting date, the historical observed default rates are updated and changes in the forward-looking estimates are analyzed.

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

Deferred tax asset on loss carryforwards

The tax losses carried forward do not expire. In the light of the Company’s loss history, the recognition of deferred taxes for tax losses carried forward and deductible temporary differences is limited to the future reversal of existing taxable temporary differences.

6.2 Assumptions and estimation uncertainties

Information concerning assumptions and estimation uncertainty that have a significant risk of causing a material adjustment to the fiscal year ended on December 31, 2020 are presented in the following disclosures. The Group based its assumptions and estimates on parameters available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising that are beyond the control of the Group. Such changes are reflected in the assumptions when they occur.

Notes to the consolidated financial statements as of December 31, 2019 and 2020 and for the three years ended December 31, 2018, 2019 and 2020

Share-based payments

Estimating fair value for share-based payment transactions requires a determination of the most appropriate valuation model, which depends on the terms and conditions of the grant. For the measurement of the fair value of equity-settled transactions at the grant date (including those issued to replace the cash-settled transactions), the Group uses the Monte Carlo simulation model (previously the Black-Scholes model). The fair value at grant date of equity-settled transactions is not updated at the end of each reporting period.

Valuation of Share Options

The Black-Scholes option pricing model requires the input of subjective assumptions, including assumptions about the expected life of share-based awards and share price volatility. The Monte Carlo simulation model utilizes multiple input variables to estimate the probability that market conditions will be achieved. As a company listed on the NASDAQ stock exchange in 2019, the Group’s share price only has limited sufficient historical information to be used as a reference, and therefore subjective inputs were included when estimating the fair value of our common shares to be used in both option pricing model.

In addition, our management used different key assumptions in the models to calculate the fair value. The assumptions and models used for estimating fair value for share-based payment transactions are disclosed in note 20.

The Group intends to continue to consistently apply this methodology using the same comparable companies until a sufficient amount of historical information regarding the volatility of our own share price as a public company becomes available.

7 Segment information and revenue from contracts with customers

7.1 Segment information

For management purposes, the Group is organized into business units based on its products and services. In line with the management approach, the operating segments were identified on the basis of the Group’s internal reporting and how the chief operating decision maker (“CODM”) assesses the performance of the business. On this basis, the Group has the following three operating segments, which also represent the Group’s reportable segments:

●	Pharmaceutical segment: This segment provides a variety of solutions to our pharmaceutical partners, including target discovery, early patient recruitment and identification, epidemiological insights, biomarker discovery and patient monitoring, in order to accelerate their development of treatments for rare diseases; and
●	Diagnostics segment: This segment provides genetic sequencing and diagnostics services to our clients, who are typically physicians, laboratories or hospitals, either directly or through distributors; and
●	COVID-19 segment: This segment provides COVID-19 testing services to our clients. Our original COVID-19 test is a molecular diagnostic test performed for the in vitro qualitative detection of RNA from the SAR-CoV-2 in oropharyngeal samples from presymptomatic probands according to the recommended testing by public health authority guidelines. In addition, we also offer COVID-19 antigen testing.

The management board is the Chief Operating Decision Maker and monitors the operating results of the segments separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on segment results and is measured with reference to the Adjusted EBITDA. Adjusted EBITDA is a financial measure which is not prescribed by IFRS, which the Group defines as income/loss before finance costs (net), taxes, and depreciation and amortization (including impairments), adjusted to exclude corporate expenses as well as share-based payment expenses.

Corporate expenses, interest and similar income and expenses, as well as share-based payment expenses are not allocated to individual segments as the underlying instruments are managed on a group basis. Assets and liabilities are managed on a Group basis

Notes to the consolidated financial statements as of December 31, 2019 and 2020 and for the three years ended December 31, 2018, 2019 and 2020

and are not allocated to the different segments for internal reporting purposes. Therefore, our CODM does not regularly review this information by segment and accordingly we do not report this information by segment.

	2018
in EUR k	Pharmaceutical	Diagnostics	Corporate	Total
Total Revenues from contracts with external customers	17,307	23,171	—	40,478

Adjusted EBITDA	13,641	2,285	(15,836)	90

Capital Expenditures
Additions to property, plant and equipment	1,225	1,917	5,568	8,710
Additions to intangible assets	1,948	—	1,111	3,059

Other segment information
Depreciation and amortization	1,222	1,838	2,115	5,175
Research and development expenses	334	—	5,966	6,300

	2019
in EUR k	Pharmaceutical	Diagnostics	Corporate	Total
Total Revenues from contracts with external customers	21,522	27,258	—	48,780

Adjusted EBITDA	14,956	2,306	(22,949)	(5,687)

Capital Expenditures
Additions to property, plant and equipment and right-of-use assets	1,362	1,998	17,908	21,268
Additions to intangible assets	3,603	—	3,677	7,280

Other segment information
Depreciation and amortization	1,308	2,032	3,239	6,579
Research and development expenses	—	—	9,590	9,590

	2020
in EUR k	Pharmaceutical	Diagnostics	COVID-19(1)	Corporate	Total
Total Revenues from contracts with external customers	16,951	22,108	89,322	—	128,381

Adjusted EBITDA	6,194	(2,408)	37,215	(39,918)	1,083

Capital Expenditures
Additions to property, plant and equipment and right-of-use assets	333	602	9,113	2,682	12,730
Additions to intangible assets	3,183	—	1,672	1,802	6,657

Other segment information
Depreciation and amortization (including impairments)	6,769	2,289	1,400	4,670	15,128
Research and development expenses	—	—	—	14,935	14,935

(1)	As discussed in note 2, in March 2020 the Group commenced testing for COVID-19 in response to the COVID-19 pandemic and in the third quarter started managing and reporting the COVID-19 business as a separate segment. As such, the Group did not have any activities related to the COVID-19 business prior to 2020 and retrospective presentation in prior year segment reporting is not applicable.

Notes to the consolidated financial statements as of December 31, 2019 and 2020 and for the three years ended December 31, 2018, 2019 and 2020

Adjustments

Adjustments include non-cash charges in relation to depreciation, amortization (including impairments), and share-based payments as well as net financial costs, and income taxes. Certain costs, and related income, are not allocated to our reporting segment results and represent the residual operating activities of the Group reported as ‘Corporate’. These include corporate overheads, which are responsible for centralized functions such as communications, information technology, facilities, legal, finance and accounting, insurance (D&O), human resources, business development and strategic initiatives, certain professional and consulting services, procurement, research and development and other supporting activities.

Corporate expenses for the year ended December 31, 2020 also included expenses incurred in relation to the July 2020 Offering as described in note 1 of EUR 278k (2019 IPO: EUR 1,092k ;2018: EUR nil) (see note 8.2). The corporate expenses for the year ended December 31, 2019 includes a real estate transfer tax of EUR 1,200k (2018: EUR nil) related to an intercompany sale of land and building (see note 13.1).

Reconciliation of segment Adjusted EBITDA to Group loss for the period

in EUR k	2018	2019	2020
Reportable segment Adjusted EBITDA	15,926	17,262	41,001
Corporate expenses	(15,836)	(22,949)	(39,918)
	90	(5,687)	1,083
Share‑based payment expenses (Note 20)	(5,521)	(6,418)	(5,658)
Depreciation and amortization (including impairments)	(5,175)	(6,579)	(15,128)
Operating loss	(10,606)	(18,684)	(19,703)
Financial costs, net	(1,042)	(2,013)	(1,394)
Income taxes	310	(158)	(281)
Loss for the year	(11,338)	(20,855)	(21,378)

Non-current asset locations

Non-current assets of the Group consist of right-of-use assets (under IFRS 16), property, plant and equipment, as well as intangible assets. All of such assets are located in Germany, which is the country of the business address of the Centogene GmbH, except for property, plant and equipment of EUR 516k (2019: EUR 286k; 2018: EUR 718k) and right-of-use assets of EUR 709k (2019: 1,042k; 2018: EUR nil), which are located in the United States.

Notes to the consolidated financial statements as of December 31, 2019 and 2020 and for the three years ended December 31, 2018, 2019 and 2020

7.2 Revenue from contracts with customers

in EUR k	2018
	Pharmaceutical	Diagnostics	Total
Rendering of services	16,077	23,171	39,248
Sales of goods	1,230	—	1,230
Total Revenues from contracts with external customers	17,307	23,171	40,478

Recognized over time	12,077	23,171	35,248
Recognized at a point in time	5,230	—	5,230
Total Revenues from contracts with external customers	17,307	23,171	40,478

Geographical information
Europe	654	6,196	6,850
—Germany*	654	407	1,061
Middle East	—	12,401	12,401
—Saudi Arabia#	—	5,475	5,475
North America	16,653	1,460	18,113
—United States#	16,653	643	17,296
Latin America	—	2,185	2,185
Asia Pacific	—	929	929
Total	17,307	23,171	40,478

in EUR k	2019
	Pharmaceutical	Diagnostics	Total
Rendering of services	19,089	27,258	46,347
Sales of goods	2,433	—	2,433
Total Revenues from contracts with external customers	21,522	27,258	48,780

Recognized over time	17,159	27,258	44,417
Recognized at a point in time	4,363	—	4,363
Total Revenues from contracts with external customers	21,522	27,258	48,780

Geographical information
Europe	381	7,066	7,447
—Germany*	233	275	508
—Netherlands**	—	25	25
Middle East	122	13,977	14,099
—Saudi Arabia#	—	7,417	7,417
North America	20,896	2,380	23,276
—United States#	20,896	1,882	22,778
Latin America	123	2,864	2,987
Asia Pacific	—	971	971
Total	21,522	27,258	48,780

Notes to the consolidated financial statements as of December 31, 2019 and 2020 and for the three years ended December 31, 2018, 2019 and 2020

in EUR k	2020
	Pharmaceutical	Diagnostics	COVID-19	Total
Rendering of services	15,947	22,108	88,587	126,642
Sales of goods	1,004	—	735	1,739
Total Revenues from contracts with external customers	16,951	22,108	89,322	128,381

Recognized over time	15,947	22,108	24,684	62,739
Recognized at a point in time	1,004	—	64,638	65,642
Total Revenues from contracts with external customers	16,951	22,108	89,322	128,381

Geographical information
Europe	149	5,605	88,314	94,068
—Germany*#	—	186	80,879	81,065
—Netherlands**	—	3	6,572	6,575
Middle East	56	12,568	—	12,624
North America	16,711	1,576	978	19,265
—United States#	16,711	1,370	978	19,059
Latin America	35	1,851	2	1,888
Asia Pacific	—	508	28	536
Total	16,951	22,108	89,322	128,381

*  country of the incorporation of Centogene GmbH

** country of the incorporation of Centogene N.V.

#    countries contributing more than 10% of the Group's total consolidated revenues for the respective year ended December 31, 2018, 2019 and 2020

The Group collaborated with the majority of our pharmaceutical partners on a worldwide basis in 2018, 2019 and 2020. In addition, in cases where our pharmaceutical partners are developing a new rare disease treatment, it is generally anticipated that the final approved treatment will be made available globally. As a result, we allocate the revenues of our pharmaceutical segment by geographical region by reference to the location where each pharmaceutical partner mainly operates, which is based on the region from which most of their revenues are generated. The allocation of revenues in our diagnostics and COVID-19 segments are based on the location of each customer.

Pharmaceutical segment

During the year ended December 31, 2020, revenues from one pharmaceutical partner represented 8.6% of the Group’s total revenues (2019: 24.3%; 2018: 27.3%).

During the year ended December 31, 2019, Centogene entered into several collaborations with pharmaceutical partners, of which upfront fees totaling EUR 1,930k were received. Such upfront payments were recognized as revenues during the year as they represented the transaction price allocated to the one-off transfer of the Group’s intellectual property—provision of epidemiological insights of relevant rare diseases and relevant data. For the year ended December 31, 2018, upfront payments totaling EUR 4,000k were received and recognized as revenues during the period as they represented the transaction price to be allocated to the grant of licences which are distinct and qualify as a licence to use such intellectual property for an unlimited period or for the time specified in the agreements. No such payments received or revenues were recognized for the year ended December 31, 2020.

Notes to the consolidated financial statements as of December 31, 2019 and 2020 and for the three years ended December 31, 2018, 2019 and 2020

COVID-19 segment

During the year ended December 31, 2020, revenues from two COVID-19 partners represented 14.6% and 13.5%, respectively, of the Group’s total revenues.

To support the expansion of test offerings, the Company acquired laboratory facilities and equipment, developed a Corona Test Portal and leased laboratory space at several locations in Germany. Additionally, COVID-19 testing capacity is provided through our custom-built CentoTruck, a mobile laboratory in a container designed to carry out COVID-19 analysis. Total capitalized investments in COVID-19 testing as of December 31, 2020 amounted to approximately € 10.8 million, of which approximately € 7.7 million and € 1.4 million, respectively, are included in property, plant and equipment and right-of-use assets. An amount of € 1.7 million is included in intangible assets and relates to the development of the Corona Test Portal.

Contract balances

in EUR k	Dec 31, 2019	Dec 31, 2020
Trade receivables (note 15)	12,709	25,656
Contract assets (note 15)	3,884	3,543
Contract liabilities (note 19.2)	3,748	4,479

The contract assets primarily relate to the Group’s rights to consideration for work completed but not billed at the reporting date on the tests for the diagnostics segment, with the satisfaction of the respective performance obligation measured by reference to stages in a standardized process. The contract assets also include work performed for pharmaceutical partners which are based on milestone fees. In 2020, EUR 356k (2019: EUR 8k) was recognised as provision for expected credit losses on contract assets (see note 21). The contract assets are transferred to receivables when the rights become unconditional. This usually occurs when the Group issues an invoice to the customer.

The contract liabilities include EUR 2,516k (2019: EUR 3,748k) which relate to the advance consideration, including various contracts with performance obligations, received from pharmaceutical partners for which revenue is recognized over time, and consideration from sales of CentoCards which have not yet been delivered. In addition, EUR 1,963k relates to COVID-19 performance obligations that have not been met as of December 31, 2020 (2019: EUR nil).

8 Other income and expenses

8.1Other operating income

in EUR k	2018	2019	2020
Government grants	1,611	2,641	2,152
Gain on disposal of property, plant and equipment	—	532	2
Exchange rate gains	147	314	—
Income from the reversal of provisions	309	89	—
Others	239	205	240
Total other operating income	2,306	3,781	2,394

Government grants contain performance-based grants to subsidize research, development and innovation in the state of Mecklenburg-Western Pomerania from funds granted by the European Regional Development Fund. Furthermore, government grants contain the release of deferred income from investment related grants.

In July 2019, the Group entered into a sale and leaseback transaction. According to which, the Group sold the Rostock headquarters building to a third party and then leased the building from the third party for a period of 12 years at a fixed rate per month with the option to extend. The sale of the Rostock headquarters in 2019 resulted in a gain of EUR 532k and was recognized in the period of sale (See note 13.1).

Notes to the consolidated financial statements as of December 31, 2019 and 2020 and for the three years ended December 31, 2018, 2019 and 2020

8.2Other operating expenses

in EUR k	2018	2019	2020
Currency losses	250	192	10
Other	23	1,092	172
Total other operating expenses	273	1,284	182

Other operating expenses for the year ended December 31, 2019 included costs incurred related to the IPO charged to profit and loss of EUR 1,092k (2018: EUR nil).

During the year ended December 31, 2020, the Group disposed of its entire 51% interest in LPC GmbH (“LPC”) to the minority shareholders for a consideration of EUR 213k, of which EUR 200k is to be paid over a period of four years and EUR 150k is outstanding as of December 31, 2020 (included in other assets, see note 15). The related non-controlling interest of EUR 268k (accumulated share of loss) was debited to profit or loss, and the sale resulted in a loss of EUR 101k.

8.3Financial costs, net

in EUR k	2018	2019	2020
Interest expenses from loans	(922)	(1,690)	(173)
Currency losses	—	—	(362)
Unwinding of the discount on lease liabilities	(153)	(339)	(865)
Interest income from loans and receivables	33	16	6
Total	(1,042)	(2,013)	(1,394)

8.4Employee benefits expense

in EUR k	2018	2019	2020
Wages and salaries	17,965	23,854	31,121
Social security contributions	2,492	3,212	4,095
Share‑based payments	5,521	5,714	3,486
Termination benefits	56	63	569
Total	26,034	32,843	39,271

Social security contributions include contributions to state pension scheme of EUR 1,851k (2019: EUR 1,136k; 2018: EUR 1,046k) as defined contribution plan expenses. Additionally, the Company recognized compensation expense of EUR 2,775k (2019: EUR 1,203k; 2018: EUR 341k) for remuneration of supervisory board members, including share-based payments (see note 25).

9 Income taxes

Taxes recognized through profit or loss:

in EUR k	2018	2019	2020
Current tax expenses	(87)	(158)	(74)
Current year	(87)	(1)	(58)
Adjustments for prior periods	—	(157)	(16)
Deferred tax (expense)/income	397	—	(207)
Temporary differences	527	(514)	(182)
Tax losses	(130)	514	(25)
Total income tax (expenses)/benefit	310	(158)	(281)

No income taxes were recognized directly in other comprehensive income for the years ended December 31, 2018, 2019 and 2020.

Notes to the consolidated financial statements as of December 31, 2019 and 2020 and for the three years ended December 31, 2018, 2019 and 2020

A reconciliation of the effective tax rate to the Group’s statutory rate of 31.1% for each of the years ended December 31, 2018, 2019 and 2020 is presented in the table below.

in EUR k	2018	2019	2020
Loss before tax	(11,648)	(20,697)	(21,097)
Taxes on the basis of the Company’s domestic tax rate	3,623	6,445	6,570
Tax rate effect of foreign tax jurisdictions	406	412	65
Non‑deductible expenses	(105)	(441)	(903)
Current year losses for which no deferred tax assets were recognized	(3,528)	(6,416)	(5,792)
Tax income related to prior years	—	(157)	(137)
Other effects	(86)	(1)	(84)
Income tax (expenses)/ benefit	310	(158)	(281)

The domestic tax rate of 31.1% is composed of the corporate income tax rate of 15%, the solidarity surcharge of 5.5% of this corporate income tax, as well as trade tax of 15.3%. The tax rate effects from foreign tax jurisdictions are primarily attributable to the tax-exempt profit of a Group subsidiary located in Dubai.

Tax losses carryforwards for which no deferred tax assets were recognized amount to EUR 64,464k in Germany (2019: EUR 41,570k; 2018: EUR 21,728k) and to EUR 1,002k in other countries (2019: EUR 505k; 2018: EUR 788k). Deductable temporary differences, for which no deferred tax asset is recognized, amount to EUR 3,381k.

Tax losses carried forward in Germany do not expire. Foreign tax losses carried forward may be restricted. In the light of the Group’s loss history, the recognition of deferred taxes for tax losses carried forward and deductible temporary differences was limited to the future reversal of existing taxable temporary differences.

For temporary differences associated with investments in the amount of EUR 4,313k (2019: EUR 4,360k; 2018: EUR 3,049k), no deferred tax liability has been recognized because the Company is able to control the timing of the reversal and it is probable that the difference will not reverse in the foreseeable future.

The below table shows a breakdown of deferred taxes in the Group’s statement of financial position.

	December 31, 2019		December 31, 2020
	Deferred	Deferred	Deferred	Deferred
in EUR k	tax assets	tax liabilities	tax assets	tax liabilities
Intangible assets	—	(3,013)	—	(2,934)
Property, plant and equipment	—	(156)	—	(133)
Right-of-use assets	—	—	—	(5,029)
Measurement of service contracts	—	(173)	—	(145)
Leasing liabilities	—	—	4,865	—
Government grants	2,051	—	1,903	—
Unused tax losses	1,291	—	1,266	—
Sum	3,342	(3,342)	8,034	(8,241)
Offset	(3,342)	3,342	(8,034)	8,034
Deferred Taxes	—	—	—	(207)

10 Loss Per Share

Basic loss per share is calculated by dividing loss for the period attributable to equity holders of the Group by the weighted average number of shares outstanding during the same period, adjusted for the effect of the corporate reorganization as discussed in Note 1 and applied retrospectively to all prior periods presented. The weighted average number of outstanding shares for the year ended December 31, 2020 was 20,909,673 (2019: 16,409,285; 2018: 14,112,841, adjusted for the effect of the 2019 corporate reorganization).

Notes to the consolidated financial statements as of December 31, 2019 and 2020 and for the three years ended December 31, 2018, 2019 and 2020

For the periods included in these financial statements, the share options are not included in the diluted loss per share calculation as the Company was loss-making in all these periods. Due to the anti-dilutive nature of the outstanding options, basic and diluted loss per share is equal.

Assets

11 Intangible assets

Reconciliation of carrying amounts

	Internally
	generated	Internally	Purchased rights,
	/acquired	developed	licenses,
in EUR k	biomarkers	databases	software	Total
Cost
As of Jan 1, 2019	7,133	3,365	3,370	13,868
Reclass from property, plant and equipment (Note 12)	386	—	—	386
Reclass*	900	758	(1,658)	—
Additions	3,603	2,379	1,298	7,280
As of Dec 31, 2019	12,022	6,502	3,010	21,534
Additions	1,900	2,717	2,040	6,657
Deconsolidation	—	—	(151)	(151)
As of Dec 31, 2020	13,922	9,219	4,899	28,040

Accumulated amortization and impairment
As of Jan 1, 2019	2,660	1,047	1,366	5,073
Amortization	1,171	723	422	2,316
As of Dec 31, 2019	3,831	1,770	1,788	7,389
Amortization and impairment	6,917	943	508	8,368
Deconsolidation	—	—	(124)	(124)
As of Dec 31, 2020	10,748	2,713	2,172	15,633

Carrying amounts
As of Dec 31, 2019	8,191	4,732	1,222	14,145
As of Dec 31, 2020	3,174	6,506	2,727	12,407

*     The reclassification of EUR 1,658k from purchased rights, licenses, software represented purchased rights related to certain biomarkers in prior years, as well as expenses incurred for certain licenses and software, which were used in the process of developing internal IT driven solutions. Reclassification is made to allow more transparent presentation considering this is more in line with each sub-group of intangible assets.

Development costs and amortization

Internally generated intangible assets include capitalized development costs for biomarkers and IT driven solutions such as CentoPortal, CentoMetabolome and the CentoMD mutation database (see notes 5 and 6 regarding measurement).

The amortization of patents, trademarks and development costs is expensed and recorded under “cost of sales” to the extent the related intangible is used in generating revenue and recorded in research and development expenses to the extent the related intangibles are used for R&D purposes.

As of December 31, 2020, certain identified biomarkers amounting to EUR 4.7 million were impaired as part of the Company’s strategy reassessment which began in Q4 2020. The impairment is expensed under cost of sales and included in amortization and impairment expense in the Pharma segment.

Notes to the consolidated financial statements as of December 31, 2019 and 2020 and for the three years ended December 31, 2018, 2019 and 2020

12 Property, plant and equipment

Please refer to the following table for the development from January 1, 2019 to December 31, 2020:

				Other
				equipment,
				furniture
in EUR k	Land	Buildings	Plant	and fixtures	Total
Cost
As of Jan 1, 2019	2,149	24,891	16,011	4,856	47,907
Reclass to right-of-use assets*	—	—	(6,303)	(32)	(6,335)
Reclass to intangible assets (note 11)	—	—	—	(386)	(386)
Additions	—	—	22	274	296
Disposal (note 13.1)	(2,149)	(21,637)	—	—	(23,786)
As of Dec 31, 2019	—	3,254	9,730	4,712	17,696
Additions	—	105	1,295	8,490	9,890
Disposal***	—	—	—	(612)	(612)
Reclass from right-of-use assets**	—	—	3,099	—	3,099
As of Dec 31, 2020	—	3,359	14,124	12,590	30,073

Accumulated depreciation and impairment
As of Jan 1, 2019	—	612	6,178	2,002	8,792
Reclass to right-of-use assets*	—	—	(963)	(8)	(971)
Depreciation	—	737	940	779	2,456
Disposal (note 13.1)	—	(957)	—	—	(957)
As of Dec 31, 2019	—	392	6,155	2,773	9,320
Depreciation	—	194	993	1,913	3,100
Disposal***	—	—	—	(44)	(44)
Reclass from right-of-use assets**	—	—	1,107	—	1,107
As of Dec 31, 2020	—	586	8,255	4,642	13,483

Carrying amounts
As of Dec 31, 2019	—	2,862	3,575	1,939	8,376
As of Dec 31, 2020	—	2,773	5,869	7,948	16,590

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
**   The reclass from right-of-use assets of EUR 1,992k represents assets purchased at the end of the lease term.
*** The disposal relates to the sale of a CentoTruck as part of a contract with a COVID-19 customer.

13	Right-of-use assets

The Group has lease contracts for land and buildings and offices in Germany and the United States, as well as various items of plant, machinery, motor vehicles and other equipment used in its operations. Leases for land and buildings is related to the sale and leaseback transaction of the Rostock headquarters building (see note 13.1) with a lease term of 12 years, while the lease terms of offices in Berlin and Boston, Massachusetts are 12 years and 4 years respectively. Leases of plant and machinery and other equipment generally have lease terms between 2 and 4 years, while motor vehicles generally have lease terms of 3 years. The Group’s obligations under its leases are secured by the lessor’s title to the leased assets. Generally, the Group is restricted from subleasing the leased assets. In addition, a bank guarantee of EUR 3,256k (which is secured by cash deposit of EUR 1,628k) is required to be maintained for the leases of Rostock headquarters building and Berlin offices until the expiry or termination of the leases. Leases of certain plant and machineries were also secured with rental deposits of EUR 115k.

Notes to the consolidated financial statements as of December 31, 2019 and 2020 and for the three years ended December 31, 2018, 2019 and 2020

The lease contract of Rostock headquarters building includes extension options. These options are negotiated by management to provide flexibility in managing the leased-asset portfolio and align with the Group’s business needs. The lease of Rostock headquarters building allows the Group to extend the rental contract twice, each for a period of 6 years, after the expiration of agreement in September 2031 with rental payments of EUR 1,400k per annum. Such extension option was not included in the right-of-use assets and lease liabilities, as it is not reasonably certain that such extension option will be exercised. None of the other lease contracts contain termination options.

The Group also has certain leases of motor vehicles and premises with lease terms of 12 months or less and leases of office equipment with low value. The Group applies the ‘short-term lease’ and ‘lease of low-value assets’ recognition exemptions for these leases.

Set out below are the carrying amounts of right-of-use assets and movements during the period:

			Plant and	Other	Motor
In EUR k	Buildings*	Offices	equipment	equipment	Vehicles	Total

As of January 1, 2019	—	391	5,340	24	12	5,767
Additions	13,456	4,288	2,824	386	18	20,972
Depreciation expenses	(330)	(272)	(1,175)	(20)	(10)	(1,807)
As of December 31, 2019	13,126	4,407	6,989	390	20	24,932
Additions	—	426	1,265	1,112	37	2,840
Reclass to property, plant & equipment**	—	—	(1,992)	—	—	(1,992)
Depreciation expenses	(1,121)	(657)	(1,675)	(187)	(20)	(3,660)
As of December 31, 2020	12,005	4,176	4,587	1,315	37	22,120

*     As the lease of land and buildings are made through one contract, all the related right-of-use assets are allocated to Buildings.

**   Reclass of leased assets to PP&E (note 12) represents purchased assets at the end of lease term.

Set out below are the carrying amounts of lease liabilities and the movements during the period:

in EUR k	2019	2020

As of January 1	3,465	21,704
Additions	20,946	3,654
Interest expenses	339	865
Payments	(3,046)	(5,018)
As of December 31	21,704	21,205

Current	3,635	3,528
Non-current	18,069	17,677

The maturity analysis of lease liabilities is disclosed in note 21.

The following are the amounts recognised in profit or loss:

in EUR k	2019	2020
Depreciation expense of right-of-use assets	1,807	3,660
Interest expenses on lease liabilities	339	865
Rent expenses—short-term leases	185	1,695
Rent expense—leases of low-value assets	25	33
Total amounts recognized in profit or loss	2,356	6,253

Notes to the consolidated financial statements as of December 31, 2019 and 2020 and for the three years ended December 31, 2018, 2019 and 2020

The Group had total cash outflows for leases of EUR 6,746k in 2020 (2019: EUR 3,256k). All additions to right-of-use assets and lease liabilities in 2019 were non-cash in nature. The increase in the short-term lease expenses is due to several short-term lease contracts for the COVID-19 test centers. The future cash outflows relating to non-cancellable short-term leases and leases of low-value assets, are disclosed in note 24.

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

The transaction was recorded according to IFRS 16, resulting in a gain on disposal of fixed assets of EUR 532k (see note 8.1), a decrease in property, plant and equipment of EUR 22,829k, an increase of right-of-use assets of EUR 13,456k (see note 13) and an increase in lease liabilities of EUR 14,091k (see note 19).

14 Inventories

in EUR k	Dec 31, 2019	Dec 31, 2020
Raw materials, consumables and supplies	1,644	11,167
Finished goods and merchandise	165	238
Inventories	1,809	11,405

In the year ended December 31, 2020, raw materials, consumables and changes in inventories of finished goods recorded as expenses under “cost of sales” came to EUR 41,594k (2019: EUR 11,285k; 2018: EUR 9,473k).

15 Trade and other receivables and other assets

in EUR k	Dec 31, 2019	Dec 31, 2020
Non‑current
Other assets—Rental deposits	1,948	1,867
Other assets—Others	—	100
	1,948	1,967
Current
Trade receivables	12,709	25,656
Contract assets	3,884	3,543
Receivables due from shareholders	2,766	—
Other assets	5,846	8,286
	25,205	37,485
Total non-current and current trade and other receivables and other assets	27,153	39,452

Notes to the consolidated financial statements as of December 31, 2019 and 2020 and for the three years ended December 31, 2018, 2019 and 2020

Other non-current assets

The non-current portion of other assets mainly include cash deposit of EUR 1,500k, used to secure a bank guarantee of EUR 3,000k, relating to the leases of Rostock headquarters building, cash deposits of EUR 128k, used to secure a bank guarantee of EUR 257k, relating to the leases of Berlin office and EUR 190k for the leases of certain plant and machineries. It also includes the non-current part of the consideration receivable for the sale of LPC of EUR 100k (see note 8.2).

Trade receivables

Trade receivables are non-interest bearing and are generally due in 30 to 90 days. In general, portfolio-based expected credit loss allowances are recognized on trade receivables and contract assets (see note 21.2).

Receivables due from shareholders

In 2016, the Group established a virtual share option program (“2016 VSOP”) under Centogene GmbH that entitled the management board to grant virtual share options to individuals, in regard to services they provide and their continuous commitment to the Group. Upon completion of the IPO in November 2019, all options granted under the 2016 VSOP were vested immediately in full, and the holders of vested options were entitled to receive a direct cash payment from the Company according to the calculation as stipulated in the 2016 VSOP, which is determined based on the IPO price of the shares of Centogene N.V. and the exercise prices of the vested options.

The payables by the Group to the holders of vested options were recorded as a liability with a carrying amount of EUR 2,769k by the end of December 31, 2019 (see note 19.2). As the payments to the option holders would be reimbursed by certain original shareholders to the Company, corresponding receivables against shareholders were recorded. Such receivables were considered as additional capital from shareholders and recorded against equity (capital reserve). Upon the completion of the July 2020 Offering, the relevant payables to the holders of vested options were settled mainly by the proceeds received from such original shareholders from the sale of their shares.

Other current assets

Other current assets include VAT receivables of EUR 226k (2019: EUR 1,311k), prepaid expenses of EUR 4,431k (2019: EUR 3,481k), receivables related to exercised share-based payment grants of EUR 1,253k (2019: nil), receivables related to COVID-19 bank or credit card transactions of EUR 1,076k (2019: nil), as well as receivables from grants of EUR 442k (2019: EUR 409k).

16 Cash and short-term deposits

As of December 31, 2020, the Group has pledged its short-term deposits with carrying amount of EUR 1,500k (December 31, 2019: EUR 1,500k) and EUR 2,500k (December 31, 2019: EUR 2,500k) respectively, to fulfil collateral requirements in respect of existing secured bank loan and overdraft facility up to EUR 2,500k. In addition, the Group has pledged its short-term deposits of EUR 1,000k (December 31, 2019: EUR nil) related to two other overdraft facilities worth EUR 500k each.

The restriction applying to the collateral may be terminated at any time subject to the full amount of the relevant bank loans and the overdrafts being repaid.

Notes to the consolidated financial statements as of December 31, 2019 and 2020 and for the three years ended December 31, 2018, 2019 and 2020

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

1.

Existing shareholders of common shares and preferred shares of Centogene AG subscribed for new common shares in Centogene B.V., and in return transferred their respective shares (both common and preferred) in Centogene AG to Centogene B.V. as a contribution in kind. The exchange ratios for the common and preferred shares of Centogene AG to common shares of Centogene B.V. were as follows:

-	Preferred shares of Centogene AG were exchanged for common shares of Centogene B.V. (share split) on a 1.00 to 89.6125 basis
-	Common shares of Centogene AG were exchanged for common shares of Centogene B.V. (share split) on a 1.00 to 33.2238 basis
2.

the legal form of Centogene B.V. were converted from a Dutch private company with limited liability to a Dutch public company, Centogene N.V. and the articles of association of Centogene N.V. became effective. The conversion took place by means of the execution of a notarial deed of conversion and amendment, and resulted in a name change from Centogene B.V. to Centogene N.V.

The corporate reorganization was fully completed on November 12, 2019. All share, per-share and related information presented in the financial statements and corresponding disclosure notes have been retrospectively adjusted, where applicable, to reflect the impact of the share split resulting from the reorganization.

Issued capital and capital reserve

in thousands of shares	2019	2020
Common shares as of Jan 1, fully paid(1)	15,861	19,861
Issued shares	4,000	2,000
Exercise of options	—	256
Common shares issued as of Dec 31, fully paid	19,861	22,118

(1)	Common shares as of January 1, 2019, issued as a result of corporate reorganization

	as of	as of
in thousands of shares	Dec 31, 2019	Dec 31, 2020
Authorized common shares of EUR 0.12 each	79,000	79,000

Common Shares

As of December 31, 2018, 15,861,340 common shares of Centogene N.V. with a nominal value of EUR 0.12 (converted from 230,445 Centogene AG common shares with a conversion ratio of 33.2238 and 91,562 Centogene AG preferred shares with a conversion ratio of 89.6125, both with a nominal value of EUR 1.00), were issued and fully paid up.

The preferred shares were issued to certain investors to fund the Company’s development activities. The preferred shares each had one voting right per share and did not contain a redemption feature or a contractual right to fixed dividends. The preferred shareholders were entitled to a disproportionate share of the net assets of the Company in case of certain exit events , including IPO, which was reflected by the different conversion ratios (share split) for common and preferred shares of Centogene AG to Centogene B.V. As a result of the IPO, all issued and paid-in preferred shares were converted to common shares, based on the conversion ratio above which reflected the return to investors as agreed in the relevant investment agreements.

Notes to the consolidated financial statements as of December 31, 2019 and 2020 and for the three years ended December 31, 2018, 2019 and 2020

On November 7, 2019, the Company offered and sold a total of 4,000,000 of our common shares, €0.12 nominal value per share, at a public offering price of USD 14.00 (EUR 12.58) per share, raising aggregate net offering proceeds of €42 million, after deduction of underwriting discounts and commissions as well as transaction costs.

In July 2020, the Company completed a follow-on public offering of 3,500,000 common shares of the Company, consisting of 2,000,000 common shares offered by the Company and 1,500,000 common shares offered by selling shareholders at a price to the public of USD 14.00 per common share (i.e. EUR 12.71 per share). Aggregate offering proceeds, net of underwriting discounts, commissions and transaction costs, were EUR 22 million to the Company.

As of December 31 2020, 22,117,643 common shares of Centogene N.V. with a nominal value of EUR 0.12 were issued and fully paid up (December 31, 2019 19,861,340). As of December 31, 2020, the authorized but unissued common share capital amounted to EUR 6,826k (December 31, 2019: EUR 7,097k).

The holders of common shares are entitled to the Company's approved dividends and other distributions as may be declared from time to time by the Company, and is entitled to vote per share on all matters to be voted at the Company's annual general meetings.

Capital reserve

As of December 31, 2020, capital reserve included a share premium of EUR 107,498k (December 31, 2019 EUR 90,297k), being amounts paid in by shareholders at the issuance of shares in excess of the par value of the shares issued, net of any transaction costs incurred for the share issuance.

The capital reserve consists of the share premium account and amounts recorded in respect of share-based payments. For additional information on the share-based payments, please refer to note 20.

18 Capital management

The Group's objective when managing capital are to safeguard the Company's ability to continue as a going concern and finance all necessary sustainable developments, so that it can continue to provide returns for shareholders and benefits for other stakeholders. In particular, care is taken and an optimal capital structure is tried to achieve to reduce the cost of capital. With the IPO in November 2019 and follow-on public offering of July 2020, the Group also put more attention on achieving a healthy capital base to increase the confidence of investors and the capital market.

The Group manages its capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of its activities. To maintain or adjust the capital structure, the Group may adjust the return to shareholders, issue new shares, or pay additional interests to reduce debt.

Notes to the consolidated financial statements as of December 31, 2019 and 2020 and for the three years ended December 31, 2018, 2019 and 2020

19 Financial liabilities

19.1Interest-bearing loans

in EUR k	Dec 31, 2019	Dec 31, 2020
Non‑current liabilities
Non‑current portion of secured bank loans	968	401
Municipal loans	610	—
Total non‑current loans	1,578	401
Lease liabilities	18,069	17,677
Total non‑current liabilities	19,647	18,078

Current liabilities
Current portion of secured bank loans	802	567
Other bank loans	—	387
Bank overdrafts	2,636	1,538
Municipal loans	250	—
Total current loans	3,688	2,492
Current portion of lease liabilities	3,635	3,528
Total current liabilities	7,323	6,020

Total non‑current and current liabilities	26,970	24,098

As of December 2020, short-term cash deposits of EUR 1,500k (December 31, 2019: EUR 1,500k) were used to secure the remaining bank loan outstanding (see note 16).

Other bank loans outstanding as of December 31, 2020 represented bank loans granted under the Coronavirus Aid, Relief, and Economic Security Act (CARES Act). Subject to certain reporting and review requirements, the Company applied for forgiveness of the amount in December 2020 after the 24-week covered period beginning on the date of disbursement of the loan.  The Company anticipates that the result of the forgiveness will be available in the first half of 2021. The amount which is forgiven will be considered as government grant income, while any remaining amount not forgiven will be repaid by the Company. Accordingly, the entire amount was classified as current.

Notes to the consolidated financial statements as of December 31, 2019 and 2020 and for the three years ended December 31, 2018, 2019 and 2020

The following table is based on the original terms and conditions:

Conditions and statement of liabilities

The outstanding interest-bearing loans as of December 31, 2020 and 2019 have the following conditions:

				Dec 31, 2019		Dec 31, 2020
		Nominal		Nominal	Carrying	Nominal	Carrying
in EUR k	Currency	interest rate	Maturity	amount	amount	amount	amount
Secured bank loan	EUR	2.95%	2017‑22	1,770	1,770	968	968
Other bank loan	USD	1%	2020-22	—	—	387	387
Municipal loan	EUR	8.25%; plus 1.5% profit-related; 0.75% on losses	2018-23	500	500	—	—
Municipal loan	EUR	8%; plus 1.5% profit-related; 0.75% on losses	2021	360	360	—	—
Bank overdrafts	EUR	4.75%	Rollover	476	476	498	498
Bank overdrafts	EUR	3.75%	Rollover	2,160	2,160	628	628
Bank overdrafts	EUR	4.50%	Rollover	—	—	412	412
Lease liabilities	EUR	2.1%-3.5%*, 5.4%-9.1%	2017-31	21,704	21,704	21,205	21,205
Total interest‑bearing financial liabilities				26,970	26,970	24,098	24,098

*     represents the incremental borrowing rate of the Group at the commencement of the leases

The bank overdrafts of EUR 628k as of December 31, 2020 (2019: EUR 2,160k) were secured by short-term deposits with a carrying amount of EUR 2,500k (2019: EUR 2,500k) (see note 16). The other bank overdrafts of EUR 910k (2019: EUR 476k) were secured by guarantees provided by certain of the Group’s shareholders as of December 31, 2019, and these guarantees were released by providing security over two short-term deposits with a carrying amount of EUR 500k each subsequent to the year ended December 31, 2019 (see note 16).

The municipal loan due to MBMV (Mittelständische Bürgschaftsbank Mecklenburg-Vorpommern) of EUR 860k outstanding as of December 31, 2019 was secured by guarantees provided by the Group's shareholders, and were released upon full repayment in February 2020.

19.2Trade payables and other liabilities

in EUR k	Dec 31, 2019	Dec 31, 2020
Trade payables	8,554	31,736
Government grants (deferred income)	11,289	10,292
Liability for Virtual Stock Option Program	2,769	—
Contract liabilities	3,748	4,479
Others	5,258	13,483
Trade payables and other liabilities	31,618	59,990
Non‑current	9,941	8,950
Current	21,677	51,040

Government grants mainly include investment-related government grants. These were received for the purchase of certain items of property, plant and equipment for the research and development facilities in Mecklenburg-Western Pomerania, including the Rostock facility. The grants were issued in the form of investment subsidies as part of the joint federal and state program, “Verbesserung der regionalen Wirtschaftsstruktur” (improvement of the regional economic structure) in connection with funds from the European Regional Development Fund. Additional grants received during the year ended December 31, 2020 amounted to EUR 390k (2019: EUR 793k). Subsequent to the sale and leaseback transaction in 2019, investment-related government grant received in prior years of EUR 358k relating to purchase of land was refunded to the authority (note 13.1).

Notes to the consolidated financial statements as of December 31, 2019 and 2020 and for the three years ended December 31, 2018, 2019 and 2020

In addition, other liabilities include a provision for outstanding invoices of EUR 1,245k (2019: EUR 1,210k), personnel-related liabilities for vacation and bonuses totaling EUR 4,032k (2019: EUR 2,264k), a VAT payable of EUR 4,578k (December 31, 2019: EUR 1,311k receivable), as well as liabilities for wage and church tax of EUR 1,988k (December 31, 2019: EUR 376k). Other liabilities as of December 31, 2020 do not include costs related to the July 2020 Offering, while other liabilities as of December 31, 2019 included costs relating to the IPO of EUR 565k.

20 Share-based payments

As of December 31, 2020 and 2019, the Group had the following share-based payment arrangements.

(i)  Virtual share option program 2016 (Cash-settled)

On July 1, 2016, the Group established a virtual share option program (the “2016 VSOP”) under Centogene AG that entitles the management board to grant virtual share options to individuals, in regard to services they provide and their continuous commitment to the Group. The 2016 VSOP allowed the management board to grant up to 1,000,000 virtual options, representing 5% of the original 205,000 shares of Centogene AG which are issued and owned by the original shareholders. The share options are subject to service conditions.

The completion of IPO in November 2019 was defined as one of the “exit events” in the 2016 VSOP program. Accordingly, all options granted under the 2016 VSOP vested immediately in full upon the completion of the IPO. In addition, holders of vested options are entitled to receive a direct cash payment from the Company according to the calculation as stipulated in the program, which is determined based on the IPO price of the shares of Centogene N.V. and the exercise prices of the vested options. As of December 31, 2019, all options under the 2016 VSOP were considered vested and exercised and a liability with an carrying amount of EUR 2,768k (2018: EUR 2,170k) was recorded.

The payment to the option holders will be reimbursed by the original shareholders of the Company at the same time as the obligation to pay the options holders arises. A respective receivable against the shareholders was recorded (see note 15). As this is a shareholder transaction, the respective receivable against the shareholders was recorded against equity (capital reserve). Upon the completion of the July 2020 Offering, the relevant payments to the holders of vested options were settled by the proceeds received from such original shareholders from the sale of their shares.

	2019
	Number	WAEP
Outstanding as of January 1	802,283	3.22
Exercised during the year	(802,283)	3.45
Outstanding as of December 31	—	—
Vested as of December 31	—	—
Exercisable as of December 31	—	—

(ii)  Virtual share option program 2017 (Cash-settled)

In 2017, the Group established an additional virtual share option program (the “2017 VSOP”) that entitled the management board to grant virtual share options to individuals, in regard to services they provide and their continuous commitment to the Group. The 2017 VSOP allowed the management board to grant up to 29,560 virtual options, representing approximately 10% of the total shares of Centogene AG which were then issued and anticipated to be issued after additional investment by the investors. Under this program, holders of vested options were entitled to receive a direct cash payment from the Company, which is determined based on the exit price of the Company’s shares, upon the occurrence of any of the “exit events” as defined in the 2017 VSOP. The vesting period was three years commencing on the day of grant, during which one-third of the granted options would vest at the end of each year of grant. Upon an exit event, the vesting of any unvested awards will be accelerated.

As part of the corporate reorganization, in connection with the IPO (see note 1), a transfer agreement was entered into between the holders of options granted under the 2017 VSOP, Centogene AG and the Company in November 2019, according to which, the 2017 VSOP was terminated, and the option holders were instead granted new share options of the Centogene N.V. under

Notes to the consolidated financial statements as of December 31, 2019 and 2020 and for the three years ended December 31, 2018, 2019 and 2020

the 2019 Plan (as defined and discussed below), determined based on the IPO price of the shares of Centogene N.V. and the number of options granted under the 2017 VSOP (see note 20(iii)).

	2019
	Number	WAEP
Outstanding as of January 1	10,496	1.0
Granted during the year	5,878	1.0
Cancelled during the year	(16,374)	1.0
Replacement awards granted during the year (note 20(iii))	805,308	0.12
Outstanding as of December 31	805,308	0.12
Vested as of December 31	805,308	0.12
Exercisable as of December 31	—	—

Upon the completion of the IPO, the liability under 2017 VSOP was calculated based on cash payment entitled to by the holders of options from the Company as stipulated in the program.

The termination of the 2017 VSOP and the grant of new share options of Centogene N.V. under the 2019 Plan was accounted for as a modification under IFRS 2. The total accumulated liability prior to the modification date of EUR 10,038k was reclassified to the capital reserve in 2019, since the new share options of Centogene N.V. are classified as an equity-settled share-based payment (see note 20(iii) below).

(iii)  2019 Equity Incentive Plan (2019 Plan)

In conjunction with the consummation of the IPO, the Company established a new long‑term incentive plan (the “2019 Plan”) with the purpose of advancing the interests of our shareholders and other stakeholders by enhancing our ability to attract, retain and motivate individuals who are expected to make important contributions to us. The 2019 Plan governs issuances of equity and equity‑based incentive awards from and after the consummation of the IPO. Awards under the 2019 Plan may be granted to our employees, the members of our management board and supervisory board, consultants or other advisors. As of January 1, 2021 the maximum number of common shares underlying awards that may be granted pursuant to the 2019 Plan (other than replacement awards) will not exceed 19% of the Company’s issued share capital. Such maximum number will be increased on January 1 of each calendar year, by an additional number of common shares equal to 3% of the Company’s issued share capital on such date (or a lower number of common shares as determined by the management board or supervisory board, where appropriate on the basis of a recommendation of the compensation committee (as the case may be, as prescribed by the 2019 Plan and, collectively, the “Committee”)).

In the event of a good leaver’s (as defined in the 2019 Plan) termination of employment or service, all vested awards will be exercised or settled in accordance with their terms within a period specified by the Committee and all unvested awards will be cancelled automatically unless decided otherwise by the Committee. In the event of a bad leaver’s (as defined in the 2019 Plan) termination of employment or service, all vested and unvested awards will be cancelled automatically without compensation. Pursuant to an amendment to the 2019 Plan applicable to awards granted in the period between September 11, 2020 and November 25, 2020, unless otherwise determined by the Committee, in the event of a good leaver’s termination of employment or service, all unvested awards will vest in full and all vested awards that have not yet been exercised or settled must be exercised or settled in accordance with their terms within a period specified by the Committee. If those awards are not exercised or settled within such period, they will be cancelled automatically without compensation. This arrangement is applicable to awards granted in the above-mentioned period only (see note 20(vi)).

In the event of a change in control of the Company (as defined in the 2019 Plan), outstanding awards that will be substituted or exchanged for equivalent replacement awards, in connection with the change in control will be cancelled. Outstanding rewards that are not substituted or exchanged for equivalent replacement awards, in connection with the change in control will immediately vest and settle in full, unless otherwise decided by the Committee.

The grants disclosed in the following paragraphs were granted under the 2019 Plan.

Notes to the consolidated financial statements as of December 31, 2019 and 2020 and for the three years ended December 31, 2018, 2019 and 2020

(iv)  Equity share option - Replacement (ESOP 2017)

As discussed in note 20(ii), share options of Centogene N.V. were issued to the holders of options originally granted under 2017 VSOP as part of the corporate reorganization to replace the cash-settled share-based program.

The number of options granted to each holder was based on the number of options granted to them under 2017 VSOP and the IPO price of Centogene N.V. Accordingly, during 2019, 805,308 new share options were granted pursuant to the Centogene N.V. 2019 Plan, with each option representing the right to acquire one common share of Centogene N.V., with an exercise price equal to the nominal value of a share of Centogene N.V., which is EUR 0.12. The options were considered vested upon the completion of the IPO, but were not exercisable in the first 180 days after the IPO (lock-up period). As of December 31, 2019 all granted options were outstanding.

	2020
	Number	WAEP
Outstanding as of January 1	805,308	0.12
Granted during the year	—	0.12
Cancelled during the year	—	0.12
Exercised during the year	(256,303)	0.12
Outstanding as of December 31	549,005	0.12
Vested as of December 31	549,005	0.12
Exercisable as of December 31	549,005	0.12

During 2020, 256,303 options were exercised. The weighted average share price at the date of exercise was USD 12.13.

The contractual term of the share options as of December 31, 2020 is nine years.

The share options issued under ESOP 2017 are equity-settled and the fair value of the options were recognized in equity under capital reserve on the date of grant.

(v)Equity share option 2019 (ESOP 2019) to Flemming Ornskov

In 2019, an agreement was entered into between the Company and Flemming Ornskov. According to this agreement, a total of 396,522 options, each option representing the right to acquire one common share, were granted pursuant to the 2019 Plan for his services as chairman of the supervisory board, with an exercise price equaling the IPO price, which is EUR 12.58 per share, on the date of the IPO of the Company. The vesting period was three years commencing on the day of grant, during which one-third of the granted options would vest at the end of each year of grant, with the first year ending on March 31, 2020.

The contractual term of the share options as of December 31, 2019 was ten years and the weighted average fair value of options outstanding was EUR 9.08. The share options issued under “ESOP 2019” will be equity-settled and the fair value of the options were recognized in equity under capital reserve, based on the fair value on the date of grant, and will be charged to profit or loss over the vesting period using the graded approach.

On December 18, 2020, in an extraordinary general meeting of shareholders of Centogene N.V., the shareholders approved the grant of 300,000 restricted stock units (“RSUs”) to Flemming Ornskov under the 2019 Plan, which replaced the ESOP 2019 and pursuant to which Flemming Ornskov will forfeit the options awarded to him thereunder in exchange for the RSUs granted to him. The RSUs will expire after ten years, will not be subject to any other performance criteria, will have no exercise price and will be settled in shares. With respect to the RSUs granted:

1.	33% will vest immediately;
2.	the remaining 67% will vest in two equal annual instalments on each relevant anniversary of October 1 following the date of grant; and

Notes to the consolidated financial statements as of December 31, 2019 and 2020 and for the three years ended December 31, 2018, 2019 and 2020

3.	will vest in full upon the occurrence of a change in control (as defined in the 2019 Plan), provided that the holder of the awards is an eligible participant (as defined in the 2019 Plan) on the date of such change in control.

	2019		2020
	Number	WAEP (EUR)	Number	WAEP
Outstanding as of January 1	—	—	396,522	12.58
Cancelled during the year	—	—	(396,522)	12.58
Replacement awards granted during the year	—	—	300,000	—
Granted during the year	396,522	12.58	—	—
Exercised during the year	—	—	—	—
Outstanding as of December 31	396,522	12.58	300,000	—
Vested as of December 31	—	—	100,000	—
Exercisable as of December 31	—	—	100,000	—

The replacement of the ESOP 2019 and the grant of new RSUs of Centogene N.V. was accounted for as modification under IFRS 2. The incremental fair value of EUR 135k will be recorded in the statement of comprehensive income over the vesting period of the replacement grant.

(vi)  2020 grant to management board and employees

On September 11, 2020, the Supervisory Board granted members of the management board the following options and RSUs under the 2019 Plan:

a.to the Company’s former Chief Executive Officer: 36,175 Options and 72,350 RSUs;

b.to the Company’s Chief Financial Officer: 16,250 Options and 32,250 RSUs; and

c.to the Company’s Chief Information Officer: 15,000 Options and 30,000 RSUs.

On September 11, 2020, the management board granted 87,500 options and 75,000 RSUs to other key current and former executive officers under the 2019 Plan. On October 15, 2020, 251,500 RSUs were granted to employees, subject to the terms of the 2019 Plan, the applicable award agreement and the terms specified in the authorization from the Supervisory Board for this purpose.

Apart from one award that immediately vested in full on the grant date and another award that vests in three equal tranches on each anniversary of its date of first employment, all other awards referred to above will vest in three equal tranches from January 1 following the grant date, in accordance with the following vesting schedule:

i.one third of the award vests on January 1, 2021;

ii.one third of the award vests on January 1, 2022; and

iii.one third of the award vests on January 1, 2023.

All of the foregoing awards vest in full when the participant is considered to be a good leaver within the meaning of the 2019 Plan effective as of grant date, as discussed in note 20(iii). As a result, unrecognized costs related to any unvested part of the award of a good leaver will result in accelerated recognition of these unrecognized costs in the statement of comprehensive income in the period when the employment contract has been terminated. Furthermore, all of the foregoing awards vest upon the occurrence of a change of control as defined by the 2019 Plan, unless the holder is no longer eligible to participate in the 2019 Plan at that time.

The options referred to above vest only if the 20 trading day volume-weighted average stock price of the Company’s shares preceding the vesting date of each tranche exceeds the exercise price of USD 11.60. This hurdle is considered a market condition. Therefore, expenses would not be reversed, if the tranches do not ultimately vest. As the 20 trading day volume-weighted average stock price exceeded the exercise price as of January 1, 2021, the first tranche vested on January 1, 2021.

Notes to the consolidated financial statements as of December 31, 2019 and 2020 and for the three years ended December 31, 2018, 2019 and 2020

The RSUs referred to above have no performance-based vesting criteria. Each RSU represents a right to receive a payment in cash or shares equal to the value of the RSU at the exercise date. The Company has a choice to settle either in cash, in shares or a combination thereof. In line with this policy, both types of awards are to be settled in shares and expire on the 10th anniversary of the grant date.

(vii)  2020 grants to new CEO

In 2020, the Company and the new CEO entered into an award agreement under the 2019 Plan pursuant to which the CEO will receive certain awards in the form of RSUs. According to the agreement, a total of 324,000 RSUs were granted on December 1, 2020, subject to the purchase of ordinary shares of the Company in the amount of CHF 1,000k within a certain period after the grant date. Furthermore, on January 1, 2022, provided that the CEO is continuing in service with the Company, the CEO will be granted awards of RSUs in an amount equal to CHF 1,400k divided by the applicable 20-trading day volume-weighted average stock price of the Company prior to the grant date. These RSUs have a service commencement date of December 1, 2020, which corresponds to the CEO’s employment start date, as entitlement to the RSU grant is dependent on the CEO continuing his service with the Company through the grant date. However, the grant date criteria for these awards will be met on January 1, 2022 at such time when the terms of the award and number of RSU’s to be granted become fixed pursuant to the underlying award agreement. Additionally, on January 1, 2023 and on each anniversary thereafter during the term of the agreement, the supervisory board may issue to the CEO an additional annual RSU award in an amount and with terms and conditions to be determined by the supervisory board.

The RSUs referred to above have no performance-based vesting criteria. RSUs represent a right to receive a payment equal to the value of the RSU at the exercise date. All the RSUs will vest in four equal annual installments following the grant date, subject to the CEO’s continued service with the Company as of the vesting date and will be charged to profit or loss over the period by using the graded approach.

Additionally, a total of 500,000 performance-based vesting RSUs were granted to the new CEO on December 1, 2020, subject to the following conditions:

1.	200,000 RSUs will vest if the applicable volume-weighted average stock price of the Company equals or exceeds USD 24 in any consecutive three month period prior to January 1, 2023 (for these RSUs, the “initial vesting date”). To the extent that this hurdle will not be met, these RSUs will be forfeited in their entirety.
2.	300,000 RSUs will vest if the applicable volume-weighted average stock price of the Company equals or exceeds USD 33 in any consecutive three month period prior to January 1, 2024 (for these RSUs, the “initial vesting date”). To the extent that this hurdle will not be met, these RSUs will be forfeited in their entirety.

The hurdle to the performance-vesting RSUs is considered a market condition. Therefore, expenses would not be reversed, if the tranches do not ultimately vest. All the performance-vesting RSUs will vest in four equal annual installments following the relevant initial vesting date, if the applicable performance hurdles are met, and subject to the CEO’s continued service with the Company as of the vesting date and will be charged to profit or loss over the vesting period using the graded approach. If the CEO’s service with the Company terminates for any reason, any unvested RSUs will immediately be forfeited. The foregoing awards that have been granted vest in full upon the occurrence of a change in control as defined in the agreement, provided that the CEO is still eligible to participate in the 2019 Plan and in continuous service with the Company through the date of such change in control.

The contractual term of the RSUs is ten years from the respective grant dates. The RSUs issued are equity-settled.

(viii)  2020 supervisory board grants

In 2020, an agreement was entered into between the Company and Peer Schatz, as member of our supervisory board. According to this agreement, a total of 300,000 RSUs were granted pursuant to the 2019 Plan to Mr. Schatz. The RSUs will vest in four equal annual instalments on each relevant anniversary of November 25, 2020. The grant was approved in the Company’s extraordinary general meeting of shareholders on December 18, 2020. The contractual term of the RSUs is ten years from grant date. The RSUs are not subject to performance criteria and will be settled in shares.

Notes to the consolidated financial statements as of December 31, 2019 and 2020 and for the three years ended December 31, 2018, 2019 and 2020

In the same extraordinary general meeting of shareholders on December 18, 2020, shareholders also approved a new incentive compensation scheme for supervisory board members, under which certain members of the supervisory board will annually receive an award of options and RSUs for ordinary shares of the Company under the 2019 Plan with a target value of EUR 80,000 multiplied by the LTI factor. For each award, RSUs will constitute 75% of the value of the award while options will constitute the remaining 25% of the value of the award. The LTI factor will be 100% or less based on the volume-weighted average stock price of the shares over a 60 trading day period preceding December 31 of the relevant financial year. Furthermore, the chairman and vice-chairman of the supervisory board will each annually receive an additional award with a value of EUR 60,000 and EUR 40,000, respectively, multiplied by the LTI factor as of the financial year 2023; the chairman of the audit committee and the chairman of the compensation committee will each annually receive an additional award with a value of EUR 40,000 and EUR 8,000, respectively, multiplied by the LTI factor. The awards will be granted retrospectively for the preceding financial year following the audit of the Company’s annual accounts over such financial year, with the first annual awards to be granted in 2021 (in respect of the 2020 financial year). The awards will vest in four equal annual instalments on each relevant anniversary of the grant date, will expire on the ten-year anniversary of the grant date and are not subject to any performance criteria.

The options and RSU awards referred above have a service commencement date of December 18, 2020, based on when the understanding was reached between the Company and the holders regarding the required services to contribute to the achievement of the long-term incentive targets. However, the grant date criteria for these awards will be met at each future annual grant date, upon the approval of the audited annual accounts, at such time when the terms and value of the awards to be granted become fixed.

The foregoing awards are equity-settled and will vest in full upon the occurrence of a change in control as defined in the agreement, unless the holder is no longer eligible to participate in the plan at that time. The awards will be charged to profit or loss over the service period using the graded approach, pursuant to the equal annual vesting instalments.

Recapitulation of awards granted in 2020

The movement of the total awards granted in 2020 under the 2019 Plan, as disclosed under note 20(vi), 20(vii) and 20(viii), excluding the replacement of the ESOP 2019 as disclosed under note 20(v), can be specified as follows:

	2020
	Options		RSUs
	Number	WAEP (USD)	Number	WAEP
Outstanding as of January 1	—	—	—	—
Granted during the year(1)	154,925	11.60	1,585,100	—
Exercised during the year	—	—	—	—
Outstanding as of December 31	154,925	11.60	1,585,100	—
Vested as of December 31	36,175	11.60	124,850	—
Exercisable as of December 31	36,175	11.60	124,850	—

(1)             The granted options and RSUs do not include the number of RSUs to be granted to the new CEO from 2022 (note 20(vii)) and the number of RSUs and options to be granted to be certain supervisory board members annually (note 20(viii)) based on the grant date criteria, as the number of grants to the new CEO depends on the volume-weighted average stock price of the Company and the number of grants to certain supervisory board members depends on the LTI factor determined at the respective grant dates.

Valuation of Options

Virtual share option program 2016 and 2017

The fair values of the 2016 VSOP upon its exercise and 2017 VSOP upon its cancellation in 2019 were based on the cash payments to which the holders of the virtual options are entitled, which were calculated according to the formulae as stipulated in the respective programs. The cash payment is with reference to the share price of Centogene N.V. at the date of IPO.

Notes to the consolidated financial statements as of December 31, 2019 and 2020 and for the three years ended December 31, 2018, 2019 and 2020

Equity share option 2017 and Equity share option 2019

The fair values of ESOP 2017 and ESOP 2019 were estimated at the date of grant using the Black-Scholes option pricing model, taking into account the terms and conditions under which the share options were granted. The model takes into account historical and expected dividends, and the share price volatility of other public companies in the relevant industries to predict the share performance. There are no cash settlement alternatives for either the option holders or the Company.

The key assumptions used to derive the option value are set out below:

	2019
	ESOP 2017	ESOP 2019
Exercise price (EUR)	0.12	12.58
Share price at grant date (EUR)	12.58	12.58
Volatility (%)	70	70
Risk‑free interest rate (%)	(0.7)	(0.7)
Dividend yield (%)	0	0
Option term (years)	10	10

Valuation of 2020 grants

The fair value of the replacement awards granted to Flemming Ornskov under the 2019 Plan and the awards granted to other participants under the 2019 Plan in 2020 were estimated at the grant date. The fair value of the standard RSUs (i.e., those without performance-based vesting criteria) is based on the observed value of the underlying shares. As no dividend payments are expected over the vesting period, no further adjustment is required. The weighted average fair value of standard RSUs granted under the 2019 Plan during the year ended December 31, 2020 was USD 11.62.

The fair value of the ESOP 2019 replacement was estimated at the date of grant using the Black-Scholes option pricing model, taking into account the terms and conditions on which the options were granted. The fair value of the options and performance-based RSUs as of the grant date was determined using a Monte Carlo simulation model. The Monte Carlo simulation model utilizes multiple input variables to estimate the probability that market conditions will be achieved. The key assumptions used to derive the option and performance-based RSUs value and the weighted average fair value are set out below:

	2020 Fair Value assumptions
	ESOP 2019	Options	Performormance
	Replacement		Based RSUs
Exercise price (USD)	14.00	11.60	n/a
Share price at grant date (USD)	12.02	11.05	12.54
Volatility (%)	75	75	88
Risk‑free interest rate (%)	1.0	0.8	0.2-0.3
Dividend yield (%)	0	0	0
Expected contractual life (years)	8.9	10	12.08-13.08
Weighted average fair value (USD)	12.02	6.20	8.23

Notes to the consolidated financial statements as of December 31, 2019 and 2020 and for the three years ended December 31, 2018, 2019 and 2020

The expense recognized for the above share-based payment transactions during the year is shown in the following table:

in EUR k	2018	2019	2020
Expenses arising from cash-settled share-based payment transactions	5,521	5,714	—
- 2016 VSOP	1,442	596	—
- 2017 VSOP (2019: including modification gain)	4,079	5,118	—
Expenses arising from equity-settled share-based payment transactions	—	704	5,658
- ESOP 2019, including replacement by RSUs		704	2,105
- 2020 grants to management board and employees		—	3,217
- 2020 grants to new CEO		—	269
- 2020 supervisory board grant		—	67
Total expenses arising from share‑based payment transactions	5,521	6,418	5,658

Financial instruments

21 Financial instruments-fair values and risk management

21.1Classifications and fair values

The carrying values of the Group’s financial assets and financial liabilities approximate their fair value.

21.2Financial risk management

The Group is exposed to the following risks from the use of financial instruments:

●	Credit risk
●	Liquidity risk
●	Currency risk

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

Trade receivables and contract assets

The Group utilizes a receivables management system that closely manages open items of major customers. The Group’s customers in the pharmaceutical segment are mainly pharmaceutical companies which are usually listed companies, or strongly financed by private equity funds. The Group’s customers in the diagnostics segment are mainly hospitals, labs and physicians, of which a large part are generating revenues. To avoid default, the Company may request prepayment for new business.

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

Notes to the consolidated financial statements as of December 31, 2019 and 2020 and for the three years ended December 31, 2018, 2019 and 2020

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

Considering the major exposure to the credit risk arising from the diagnostics segment, the Group focused its impairment analysis on the trade receivables due from customers in the diagnostic segment, in particular the MENA and Europe regions as they represent the majority of that segment’s revenue. In addition to applying the provision matrix, the Group performed an individual customer analysis on major debtors, with reference to the past history (such as sales and collection in the previous periods) and the assessment of their current financial condition and other relevant factors and evaluated if additional specific impairment losses would be necessary.

Set out below is the information regarding the credit risk exposure of the Group’s trade receivables and contract assets using a provision matrix.

As of December 31, 2019
					Past due by
	Total Gross		Past due 1 -	Past due 31‑ 90	more than 90
in EUR k	amount	Not past due	30 days	days	days
Middle East	10,470	3,956	721	1,411	4,382
Europe	3,311	2,476	268	222	345
Latin America	811	611	53	42	105
North America	4,156	3,908	53	24	171
Asia Pacific	180	151	18	9	2
Total	18,928	11,102	1,113	1,708	5,005
Expected credit loss rate	12.3%	0.3%	1.0%	1.2%	45.4%
Expected credit loss	2,335	31	11	21	2,272

As of December 31, 2020
					Past due by
	Total Gross		Past due 1 -	Past due 31‑ 90	more than 90
in EUR k	amount	Not past due	30 days	days	days
Middle East	10,515	3,338	486	385	6,306
Europe	20,017	19,193	706	113	5
Latin America	387	313	24	13	37
North America	2,870	1,205	994	262	409
Asia Pacific	178	136	18	24	—
Total	33,967	24,185	2,228	797	6,757
Expected credit loss rate	14%	1.6%	3.1%	7.7%	63.0%
Expected credit loss	4,768	382	70	61	4,255

Overdue trade receivables in the Middle East region mainly relate to major customers from the diagnostics segment. The trade receivables due from the top 10 diagnostics customers in the MENA region as of December 31, 2020 represent over 90% of overdue balances for the Middle East. These customers are mainly government hospitals administered by the Ministry of Health in the respective countries as well as distributors and, based on our past experience, they normally require a longer period to settle outstanding trade receivables. The average turnover period from these customers are 304 days. Therefore, a higher country specific loss rate has been used for the MENA region.

Set out below is the movement in the allowance for expected credit losses of trade receivables and contract assets:

in EUR k	2019	2020
As of January 1	1,633	2,355
Provision for expected credit losses	752	3,879
Write-off	(30)	(1,466)
As of December 31	2,355	4,768

Notes to the consolidated financial statements as of December 31, 2019 and 2020 and for the three years ended December 31, 2018, 2019 and 2020

The addition to the allowance for expected credit losses includes an amount of EUR 3,879k which was included in the impairment of financial assets in the profit and loss account. In 2020, trade receivables of EUR 1,466k were outstanding for more than 365 days and were derecognized.

Cash and cash equivalents

As of December 31, 2020, the Group held cash and cash equivalents of EUR 48,156k (2019: EUR 41,095k). This total, therefore, also represents the maximum default risk with regard to these assets. The cash and cash equivalents are deposited principally with financial institutions with investment grade credit ratings.

Liquidity risk

The liquidity risk is the risk of the Group possibly not being in a position to meet its financial liabilities as contractually agreed by providing cash or other financial assets.

The Group's objective is to maintain a balance between continuity of funding and flexibility through the use of bank overdrafts and lease contracts.

Managing liquidity within the Group is intended to ensure that - as far as possible - sufficient cash and cash equivalents are always available to meet payment obligations when these fall due, in both normal and challenging conditions, without incurring unacceptable losses or damaging the Group’s reputation.

The Group strives to maintain cash and cash equivalents at a level above that of the expected cash outflows for financial liabilities (apart from trade payables) during the next 60 days. As of December 31, 2020, approximately 25.0% of the Group’s interest-bearing liabilities mature in less than one year (2019: 27.2%) based on the carrying value of borrowings reflected in the financial statements. The decrease in the ratio is due to repayment of non-current bank loans in 2020. As of December 31, 2020, the expected cash inflows from trade and other receivables within two months amounts to approximately EUR 14,857k (2019: EUR 6,644k), which would be EUR 16,154k lower than the amount of trade payables due as of then.

The Company completed the IPO in November 2019. In July 2020, the Company completed a follow-on public offering of 3,500,000 common shares of the Company, consisting of 2,000,000 common shares offered by the Company and 1,500,000 common shares offered by selling shareholders at a price to the public of USD 14.00 per common share (i.e. EUR 12.71 per share). Aggregate offering proceeds, net of underwriting discounts, commissions and transaction costs, were EUR 22 million to the Company. As of December 31, 2020, the Group had cash and cash equivalent of EUR 48,156k (2019: EUR 41,095k). The cash and cash equivalents are deposited principally with financial institutions with investment grade credit ratings.

In addition to the cash and cash equivalent available as of December 31, 2020, the Group also has access to other sources of funding. As of December 31, 2020, the Group has secured credit lines totaling EUR 3,500k. These bear interest of 3.75% - 4.75% (2019: EUR 4,000k; 3.33% - 4.50%). EUR 1,538k were utilized as of December 31, 2020 (2019: EUR 2,636k).

Notes to the consolidated financial statements as of December 31, 2019 and 2020 and for the three years ended December 31, 2018, 2019 and 2020

The table below presents the remaining contractual terms of the financial liabilities on the reporting date, including estimated interest payments. The figures are undiscounted gross amounts, including estimated interest payments and interest on undrawn loan funds, but without showing the impact of offsetting.

		Contractually agreed cash flows
						More
Dec 31, 2019	Carrying		Less than	2 to 12	1 to 5	than
in EUR k	amount	Total	2 months	months	years	5 years
Bank overdrafts	2,636	2,636	2,636	—	—	—
Secured bank loans	1,770	1,866	12	848	1,006	—
Lease liabilities	21,704	25,934	755	3,034	9,574	12,571
Municipal Loans	860	1,022	—	327	695	—
Trade payables	8,554	8,554	6,871	1,683	—	—
	35,524	40,012	10,274	5,892	11,275	12,571

		Contractually agreed cash flows
						More
Dec 31, 2020	Carrying		Less than	2 to 12	1 to 5	than
in EUR k	amount	Total	2 months	months	years	5 years
Bank overdrafts	1,538	1,538	1,538	—	—	—
Secured bank loans	968	997	5	584	408	—
Other bank loans	387	394	—	394	—	—
Lease liabilities	21,205	24,897	716	3,580	9,861	10,740
Municipal Loans	—	—	—	—	—	—
Trade payables	31,736	31,525	31,011	514	—	—
	55,834	59,351	33,270	5,072	10,269	10,740

Reconciliation of liabilities arising from financing activities

			Non-cash changes
				Changes in
in EUR k	Jan 1, 2019	Cash flows	Additions	maturity	Dec 31, 2019
Non-current financial liabilities	14,627	(12,783)	18,910	(1,107)	19,647
Non-current portion of secured bank loans	12,055	(11,087)	—	—	968
Municipal loans	860	—	—	(250)	610
Non-current lease liabilities	1,712	(1,696)	18,910	(857)	18,069
Current financial liabilities	5,052	(1,614)	2,778	1,107	7,323
Current portion of secured bank loans	1,787	(985)	—	—	802
Bank overdrafts	1,915	721	—	—	2,636
Municipal loans	—	—	—	250	250
Current lease liabilities	1,350	(1,350)	2,778	857	3,635
Total	19,679	(14,397)	21,688	—	26,970

Notes to the consolidated financial statements as of December 31, 2019 and 2020 and for the three years ended December 31, 2018, 2019 and 2020

			Non-cash changes
				Changes in
in EUR k	Jan 1, 2020	Cash flows	Additions	maturity and FX	Dec 31, 2020
Non-current financial liabilities	19,647	(1,993)	2,029	(1,605)	18,078
Non-current portion of secured bank loans	968	—	—	(567)	401
Municipal loans	610	(610)	—	—	—
Non-current lease liabilities	18,069	(1,383)	2,029	(1,038)	17,677
Current financial liabilities	7,323	(5,520)	2,663	1,554	6,020
Current portion of secured bank loans	802	(865)	63	567	567
Bank loans	—	438	—	(51)	387
Bank overdrafts	2,636	(1,208)	110	—	1,538
Municipal loans	250	(250)	—	—	—
Current lease liabilities	3,635	(3,635)	2,490	1,038	3,528
Total	26,970	(7,513)	4,692	(51)	24,098

Currency risk

The Group is exposed to currency risk in cases where contracts are concluded in foreign currencies. The vast majority of goods delivered and services the Company provided, including those for international customers, are invoiced in euro.

The main functional currencies of group companies are the euro, USD, the Indian rupee and the Arab Emirates Dirham. The following table presents the net foreign currency exposure of the Group as of December 31, 2019 and 2020.

	Dec 31, 2019
in EUR k	USD	INR	AED
Trade receivables	4,275	36	(1)
Trade payables and other liabilities	(2,801)	(98)	(15)
Net exposure	1,474	(62)	(16)

	Dec 31, 2020
in EUR k	USD	INR	AED
Trade receivables	1,224	18	—
Trade payables and other liabilities	(3,631)	(55)	(17)
Net exposure	(2,407)	(37)	(17)

Sensitivity analysis relating to changes in exchange rates

Given the exposure to foreign currencies as presented above, the impact to the Group’s earnings before tax or equity from a 10% change in the US dollar exchange rate would not be material.

Notes to the consolidated financial statements as of December 31, 2019 and 2020 and for the three years ended December 31, 2018, 2019 and 2020

22 List of subsidiaries

The major subsidiaries of the Group are listed below.

		Equity interests (%)
	Country in which
	primary activities are
Name	pursued	Dec 31, 2019	Dec 31, 2020
Centogene GmbH	Germany	100	100
Centogene IP GmbH	Germany	100	100
Centogene Shared Service GmbH	Germany	100	100
Centogene FZ-LLC	United Arab Emirates	100	100
Centogene US, LLC	USA	100	100
Centogene GmbH	Austria	90	90
Centogene India Pvt. Ltd*	India	51	100
Centogene Switzerland AG	Switzerland	—	100
Centosafe B.V.	Netherlands	—	100
Centogene d.o.o Belgrade	Serbia	—	100
LPC GmbH**	Germany	51	—
Dr. Bauer Laboratoriums GmbH***	Germany	—	—

(*)             The Group acquired the remaining 49% of Centogene India Pvt. Ltd. in 2020, previously accounted for as non-controlling interest.
(**)The Group disposed of its entire 51% interest in LPC GmbH (“LPC”) in 2020, previously accounted for as non-controlling interest.

(***)

Centogene does not own any shares in Bauer GmbH. However, Centogene meets the criteria of the control model under IFRS 10 as it has exposure to variable returns and the ability to use power to affect returns (see note 4).

23 Non-controlling interests

The table below shows information on each subsidiary of the Group with material, non-controlling interests before intercompany eliminations. The Group acquired the remaining 49% of Centogene India Pvt. Ltd in 2020 and disposed of its entire 51% interest in LPC GmbH in 2020 (see note 8.2). The non-controlling interest in Dr. Bauer Laboratoriums GmbH relates to the share in the net result of Bauer GmbH that is included in the results of the Company’s COVID-19 testing business (see note 4).

Dec 31, 2019	Centogene India Pvt. Ltd	LPC GmbH
in EUR k
Net assets/(liabilities)	(1,263)	(546)
Carrying amount of non‑controlling interests	(619)	(268)
Revenue	687	0
Profit/(loss)	(311)	(56)
Profit/loss allocated to non‑controlling interests	(152)	(27)

Dec 31, 2020	Centogene GmbH, Vienna	Dr. Bauer Laboratoriums GmbH
in EUR k
Net assets/(liabilities)	(522)	148
Carrying amount of non‑controlling interests	(52)	—
Revenue	—	55,596
Profit/(loss)	(1)	122
Profit/loss allocated to non‑controlling interests	(0)	122

Notes to the consolidated financial statements as of December 31, 2019 and 2020 and for the three years ended December 31, 2018, 2019 and 2020

24 Commitments

Future payments for non-cancellable leases

The Group has various lease contracts in relation to the expansion of the Rostock headquarters and leasing of the Frankfurt laboratory, Berlin Airport, Düsseldorf Airport, Frankfurt Airport and additional laboratory space in Hamburg. The future lease payments and utilities for these non-cancellable lease contracts are EUR 283k within one year, EUR 1,686k within five years and EUR 4,855k thereafter (December 31, 2019: EUR nil).

The Group has various non-cancellable lease contracts of office equipment and storage spaces which had a lease term of less than 12 months or were related to leases of low-value assets, and therefore the short-term lease recognition exemption was applied to these contracts. The future lease payments for these non-cancellable lease contracts are EUR 33k within one year (December 31, 2019: EUR 72k) and EUR 9k within five years (December 31, 2019: EUR 36k).

Future payment obligations

During 2020, the Group concluded agreements with suppliers, for goods and services to be provided in 2021 with a total payment obligation of EUR 4,669k (2019: EUR 802k).

25 Related parties

Transaction with shareholders

In July 2020, we completed a follow-on public offering of 3,500,000 common shares of the Company (the “Follow-on Equity Offering”), consisting of 2,000,000 common shares offered by the Company and 1,500,000 common shares offered by selling shareholders at a price to the public of $14.00 per common share (i.e., €12.71 per share). Aggregate offering proceeds, net of underwriting discounts, commissions and transaction costs, to the Company were €22 million. We are not aware of any ordinary shares which were issued by the Company and sold in this transaction to related parties.

Based on a shareholder agreement from January 2016 the payment to the option holders of the VSOP 2016 will be reimbursed by the original shareholders to the Company at the same time when the obligation to pay the options holders arises. The payables by the Group to the holders of vested options were recorded as a liability with a carrying value of EUR 2,769k as of December 31, 2019 and a corresponding receivable against shareholders was recorded (see note 15). The shareholders agreement had a term until December 31, 2023. Upon completion of the July 2020 Offering, the relevant payables to the holders of vested options were settled mainly by the proceeds received from such original shareholders from the sale of their shares.

During 2020, the Company entered into a service contract with the former CEO, a major shareholder, to serve as an advisor during the transition period after his departure from the Company until December 31, 2020. For the year ended December 31, 2020, fees totaling EUR 11k were charged to profit or loss related to these services and the Group had payables of EUR 12k outstanding as of December 31, 2020.

Notes to the consolidated financial statements as of December 31, 2019 and 2020 and for the three years ended December 31, 2018, 2019 and 2020

Remuneration of management in key positions

Remuneration of members of key management personnel

Key management have been defined as the members of the management board and the Company’s other key executive officers.

in EUR k	2018	2019	2020
Short‑term employee benefits	2,354	3,313	4,273
Post‑employment pension and medical benefits	10	10	23
Termination benefits	—	—	565
Share‑based payment transactions	2,893	3,395	1,822
Total compensation to key management	5,257	6,718	6,683

Due to the departure of the former CEO, share-based payments include additional share-based expenses of EUR 468k for the accelerated vesting of outstanding equity awards and termination benefits include the severance payout of EUR 565k. As of December 31, 2020, the Group had amounts of EUR 1,325k (2019: EUR 769k) accrued for key management compensation.

There are no pension commitments for members of the management board.

During 2020, 154,925 share options and 1,033,600 RSUs were granted under the 2019 Plan to key management personnel which are recognized as share-based payment expenses in profit and loss (see notes 20(vi) and 20(vii)). In addition, as part of the employment agreement with the new CEO, he is entitled to awards of RSUs in an amount equal to CHF 1,400k to be granted on January 1, 2022 for which share-based payment expense is recognized in profit and loss during 2020 based upon an estimated grant date fair value over the requisite service period.

During 2019, 440,475 share options were granted under ESOP 2017 to key management personnel, allowing to purchase common shares of the Company, as a result of the replacement of previous cash-settled share-based transaction (see notes 20(v) and 20(viii)). The options are fully vested and exercisable after a lock-up period of 6 months after November 7, 2019. The exercise price of the share options is EUR 0.12, and the options expire in 2029.

As of December 31, 2020, the Group has receivables of EUR 561k (2019: EUR nil) recognized related to the exercise of options by key management personnel, including the former CEO who was a member of key management during the periods.

Remuneration of members of the Supervisory Board

The supervisory board received remuneration for its activities of EUR 603k in the reporting year (2019: EUR 499k; 2018: EUR 341k). In addition, as disclosed in note 20, certain members of the supervisory board received share-based awards under the 2019 Plan. For the year ended December 31, 2020, share-based payment expenses of EUR 2,172k (2019: EUR 704k; 2018: EUR nil) related to these awards were charged to profit and loss.

Transactions with members of management in key positions and other related parties

The Company purchased supplies used for COVID-19 testing from an entity related to a member of the supervisory board that joined the board in 2020. Expenses totaling EUR 65k were charged to profit and loss related to the period of service of the board member. As of December 31, 2020, the Group had payables of EUR 75k outstanding related to these purchases.

For the year ended December 31, 2020, revenues totaling EUR 127k in the year were recognized in profit and loss in relation to performance of COVID-19 testing services for entities related to members of the supervisory board. As of December 31, 2020, the Group had receivables of EUR 27k outstanding related to this entity.

For the year ended December 31, 2020, fees totaling EUR nil (2019: EUR 152k; 2018: EUR nil) were charged to profit or loss in relation to consulting services provided by a member of the supervisory board. For the year ended December 31, 2018, there

Notes to the consolidated financial statements as of December 31, 2019 and 2020 and for the three years ended December 31, 2018, 2019 and 2020

were also consulting fees of EUR 64k relating to services provided by a member of the supervisory board and an entity controlled by a member of the supervisory board.

26 Contingent liabilities

In May 2016, the Company was informed in writing by the Universitair Medisch Centrum Utrecht ("UMCU") that a claim had been initiated against UMCU regarding a prenatal diagnostic test that the Company conducted at their request which failed to identify a specific mutation present in a patient. On October 1, 2018, the UMCU and Neon Underwriting Limited formally filed a legal claim in the local court in Rostock, Germany against the Company alleging that the Company’s negligence in performing the test resulted in the misdiagnosis of the patient. UMCU is seeking recovery for compensatory damages as a result of the alleged misdiagnosis. By court order of November 8, 2018, the Regional Court of Rostock set the amount in dispute at EUR 880k.

On November 12, 2018, the Company submitted a notice to the Regional Court of Rostock of the intention to defend against the claim. On January 3, 2019, the Company filed a motion to dismiss in which the Company denied the merits of the claim. UMCU and Neon Underwriting Limited responded to this motion on March 15, 2019 with a statement of reply, and the parties made several court filings setting out their arguments since. By order dated June 3, 2019, the Regional Court of Rostock provided a first set of questions to be answered by an expert witness. Following a request by the Court, the Director of the Institute of Genetics at the University of Bonn recommended a professor for human genetics from the University of Aachen be appointed as an expert witness in this case. The Company agreed to such recommendation.

As of December 31, 2020, the amount in dispute was EUR 1.3 million. The matter was assigned to a new judge, due to the illness of the prior judge, and the decision to appoint the recommended expert witness is still pending.

The Company intends to continue to rigorously defend its position and considers that it is not probable the legal claim towards the Company will be successful and as a result has not recognized a provision for this claim as of December 31, 2020. In addition, in case a settlement would be required, the Company believes that the corresponding liability will be fully covered by the respective existing insurance policies.

Certain of our original shareholders agreed to reimburse us for the payments that we make to option holders under the 2016 Plan. Upon completion of the Follow-on Equity Offering, the relevant payables to the holders of vested options were settled mainly by the proceeds received from such original shareholders from the sale of their shares in the Follow-on Equity Offering. We have received a demand from one such original shareholder that alleges that it should have paid less to us in connection with the settlement of such payables. We believe such demand to be baseless and, should such original shareholder institute formal legal proceedings against us, intend to defend our interests vigorously.

The higher regional court of Rostock issued a final decision by which it has retroactively invalidated a contract entered into between Centogene GmbH (the “Company”) and the State of Mecklenburg-Western Pomerania (“MVP”) for COVID-19 testing, due to non-compliance by MVP with the public tender requirements of the German government. As a result of the invalidation, MVP now has a claim under German law against the Company for repayment of the full amount invoiced and received under the contract (EUR 2.3 million). The Company also has a claim against MVP for compensation for the value of services provided in expectation of the validity of the contract.

In disputes of this kind, the amounts of these two claims would typically equal each other and could be offset against one another. However, definitive and formal assurance from MVP that it will take the view that the amount of its claim equals and offsets the amount of the Company's claim has not yet been provided in writing. To the extent that MVP's claim exceeds the Company's claim against MVP, Centogene may have a payment obligation, which could materially adversely affect the Group’s financial position and results of operations.

The current understanding between MVP and Centogene is that the Company’s services were provided at market value and that despite the court’s invalidation of the contract, Centogene has a claim against MVP for EUR 2.3 million. A contractual agreement putting this understanding in writing has been finalized and is currently in the process of being signed.

Notes to the consolidated financial statements as of December 31, 2019 and 2020 and for the three years ended December 31, 2018, 2019 and 2020

27 Subsequent Events

Grant of restricted stock units and options

In 2021, 59,488 RSUs and 15,000 options were granted to management, subject to the terms of the 2019 Plan, the applicable award agreement and the terms specified in the authorization from the Supervisory Board for this purpose. The options awards and 30,000 RSUs will vest in three equal tranches over a three-year period and 29,488 RSUs will vest in four equal tranches over a four-year period starting January 1, 2022.

These consolidated financial statements were approved by management on April 15, 2021.