Form 20-F
period 2021-12-31
Centogene N.V.
filed 2022-03-31
CIK 1757097

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐        REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES
EXCHANGE ACT OF 1934

OR

☒        ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934
For the fiscal year ended December 31, 2021

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

Kim Stratton,

Chief Executive Officer

Tel: (+49) 381 80113 500

Email: kim.stratton@centogene.com

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

The number of outstanding common shares as of December 31, 2021 was:

Title of each class	Number of Shares Outstanding as of December 31, 2021
Common shares, par value of €0.12 per share	22,567,971

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

Large Accelerated Filer ☐	Accelerated Filer ☒	Non-accelerated Filer ☐	Emerging growth company ☒

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

In this Annual Report, unless otherwise indicated, some euro amounts as of December 31, 2021 have been translated into U.S. dollars at the rate of $1.1326 to €1.00, the official exchange rate quoted by the European Central Bank. For information related to our initial public offering, which closed on November 8, 2019, some euro amounts have been translated into U.S. dollars at the rate of $1.1129 to €1.00, the official exchange rate quoted as of October 17, 2019 by the U.S. Federal Reserve Bank. For information related to the follow-on equity offering, which closed on July 24, 2020, some euro amounts have been translated into U.S. dollars at the rate of $1.1340 to €1.00. For information on the exchange rate used for the Group’s consolidated financial statements as of December 31, 2021 and 2020 and for the three years ended December 31, 2021, 2020 and 2019, included in this Annual Report, please see “Note 5(a)—Foreign currency and currency translations” to such financial statements.

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

Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under “Item 3. Key Information—D. Risk Factors” in this Annual Report. These risks and uncertainties include factors relating to:

•	our ability to generate cash from operations and attract financing;
•	our strategic restructuring initiative and the related restructuring cost;
•	our ability to effectively manage our future growth and to execute our business strategy;
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

•	our continued reliance on our senior management team and other qualified personnel and our ability to retain such personnel;
•	our ability to obtain, maintain, protect and enforce sufficient patent and other intellectual property protection for any products or solutions we develop and for our technology;
•	the ongoing protection of our trade secrets, know-how, and other confidential and proprietary information;
•	our ability to remediate our material weaknesses in internal control over financial reporting;
•	general economic, political, demographic and business conditions in North America, the Middle East, Europe and other regions in which we operate;
•	changes in government and industry regulation and tax matters;
•	other factors that may affect our financial condition, liquidity and results of operations; and

•	other risk factors discussed under “Item 3. Key Information—D. Risk Factors.”

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

PART ONE

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable

Item 2. Offer Statistics and Expected Timetable

Not applicable

Item 3. Key Information

A.Selected Financial Data

The following selected consolidated statements of financial position as of December 31, 2021 and 2020, and the consolidated statements of comprehensive loss for the years ended December 31, 2021, 2020 and 2019 are derived from the consolidated financial statements appearing elsewhere in this Annual Report, which have been audited by Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft (“Ernst & Young”). The selected consolidated statements of financial position as of December 31, 2019 and December 31, 2018 and the selected consolidated statements of comprehensive loss for the years ended December 31, 2018 and December 31, 2017 are derived from audited consolidated financial statements not included in this Annual Report. As an emerging growth company, the presentation of selected historic financial data is limited to periods for which audited financial statements have been presented in connection with our first registration statement, filed on Form F-1 (File No. 333-234177), that became effective under the Securities Act.

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

We maintain our books and records in euros, and we prepare our financial statements under IFRS as issued by the IASB.

	For the Years Ended December 31,
	2021	2020(1)	2019	2018	2017

	(€ in thousands, except number of shares)
Consolidated statement of comprehensive loss:
Revenue	189,923	128,381	48,780	40,478	31,689
Cost of sales	161,765	83,437	26,005	19,941	14,939
Gross profit	28,158	44,944	22,775	20,537	16,750
Research and development expenses	19,297	14,935	9,590	6,300	6,396
General administrative expenses	46,739	40,160	23,160	18,610	9,498
Selling expenses	9,860	8,026	9,254	7,474	5,897
Impairment of financial assets	1,140	3,738	752	792	367
Other operating income	2,936	2,394	3,781	2,306	1,043
Other operating expenses	86	182	1,284	273	90
Real estate transfer tax expenses	—	—	1,200	—	—
Operating loss	(46,028)	(19,703)	(18,684)	(10,606)	(4,455)
Interest and similar income	3	6	16	33	14
Interest and similar expense	851	1,400	2,029	1,075	1,021
Finance costs, net	(848)	(1,394)	(2,013)	(1,042)	(1,007)
Loss before taxes	(46,876)	(21,097)	(20,697)	(11,648)	(5,462)
Income tax (benefits)/expenses	(24)	281	158	(310)	14
Loss for the year	(46,852)	(21,378)	(20,855)	(11,338)	(5,476)
Other comprehensive income/(loss)	543	(48)	16	(8)	10
Total comprehensive loss for the period	(46,309)	(21,426)	(20,839)	(11,346)	(5,466)
Loss per share—Basic and diluted (in EUR) (2)	(2.06)	(1.02)	(1.27)	(0.80)	(0.45)
Weighted average number of outstanding shares	22,437,301	20,909,673	16,409,285	14,112,841	12,065,714

(1)             Restated for 2020 to reflect the impact of the reclassification of certain costs from cost of goods sold to general administrative expenses and selling expenses. (See note 2.4 to our consolidated financial statements as of December 31, 2021 and 2020 and for the three years ended December 31, 2021, 2020 and 2019 included elsewehere in this Annual Report).

(2)             Basic and diluted loss per share is calculated by dividing loss for the year attributable to our equity holders by the weighted average number of shares outstanding during the same period, adjusted for the effect of the corporate reorganization and is represented in euros per share.

	As of December 31,
	2021	2020	2019	2018	2017

	(€ in thousands)
Consolidated statement of financial position:
Cash and cash equivalents	17,818	48,156	41,095	9,222	3,157
Total assets	90,694	150,130	117,510	76,674	55,486
Total current liabilities	39,496	57,118	29,000	24,283	23,808
Total non‑current liabilities	23,695	27,235	29,588	25,867	15,324
Total equity	27,503	65,777	58,922	26,524	16,354

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

Some of these risks include:

●	Our strategic restructuring initiative may not achieve intended benefits and the related restructuring cost could have a material adverse effect on our business and results of operations.
●	We may fail to maintain, enter into or generate sufficient revenue from relationships with our clients or pharmaceutical partners to achieve and maintain profitability.
●	The COVID-19 pandemic as well as potential future pandemics and measures taken in response thereto.
●	Difficulty in successfully identifying patients for our pharmaceutical partners due to relatively small patient populations for rare diseases.
●	Failure to generate sufficient volumes of data from our diagnostic tests for inclusion in our data repository.
●	Supply chain challenges, including limited supply of critical equipment, consumables or services.
●	Many events beyond our control, including geopolitical events, may adversely affect our business.
●	We derive a large proportion of our revenues and equipment from agreements with a limited number of pharmaceutical partners and suppliers, respectively.
●	Volatile, negative or uncertain economic, political or social conditions and the effects of these conditions on our pharmaceutical partners’ and diagnostics clients’ businesses and levels of business activity.
●	Restrictions or delays in the receipt of patient samples to our laboratories for diagnostic testing.
●	Substantial product liability or professional liability claims that could exceed our resources.
●	Interruption of access or damage to our highly specialized laboratory facilities, storage facilities or equipment.
●	Challenges to patient consent validity could impede our rare disease information development efforts.
●	Failure in our information technology systems.
●	Inability to attract and retain new talent, including members of our senior management team.
●	New and complex business, regulatory, political, operational, financial, and economic risks as a result of international business expansion.
●	Unanticipated difficulties involved in the Implementation of partnership agreements with our pharmaceutical partners.
●	Failure to achieve or maintain sales of our products and solutions.
●	Failure to manage our future growth effectively, which could make it difficult to execute our business strategy.
●	Inability to successfully commercialize new products or solutions on a timely basis or at all.
●	Failure to expand our direct sales and marketing force to adequately address our pharmaceutical partners’ and clients’ needs.
●	The knowledge and interpretation based solutions we provide to our pharmaceutical partners may not achieve significant commercial market acceptance.
●	Failure to keep pace with the rapidly evolving industry in which we operate.
●	We may fail to successfully respond to increasing demand for our products and solutions.
●	Failure to obtain favorable pricing for our products and to meet our profitability expectations.
●	Ethical, legal and social concerns related to the use of genomic information could reduce demand for our genetic rare disease knowledge and interpretation based products and solutions.
●	Our resource allocation decisions may lead us to focus on research and development programs that are not commercially viable, and as a result we may be unable to recover the costs incurred under these efforts.
●	Failure to compete successfully with competitors, including new entrants in the market.
●	If our pharmaceutical partners experience any of a number of possible unforeseen events in connection with their clinical trials, our ability to commercialize future solutions or improvements to existing solutions could be delayed or prevented.
●	Our employees, principal investigators, consultants, and commercial partners may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements, insider trading, misappropriation of trade secrets and wrongful use or disclosure of confidential information.
●	We may lose the support of key thought leaders and fail to establish our products and solutions as a standard of care for patients with rare, metabolic, and neurodegenerative diseases.

●	Security breaches, loss of data, and other disruptions could compromise sensitive information related to our business or prevent us from accessing critical information and expose us to liability, which could adversely affect our business and our reputation.
●	We are subject to significant foreign currency exchange controls in certain countries in which we operate.
●	We may acquire assets or other businesses that could negatively affect our operating results, dilute our shareholders’ ownership or increase our debt.
●	Regulatory risks including as a result of conflicting requirements, regulatory changes in the way that the FDA and the European Union regulate laboratory developed tests, non-compliance with FDA and EMA regulatory requirements and with evolving European and other data privacy laws, violations of worldwide anti bribery laws, transactions involving Iran or other sanctioned countries, and our inability to obtain timely regulatory approvals or adhere to regulations regarding our products and solutions.
●	We may fail to achieve coverage or adequate reimbursement for our products and solutions by commercial third party payors or government payors.
●	Inability to obtain and maintain patent and other intellectual property protection for any products or solutions we develop and for our technology, allowing our competitors to develop and commercialize products and solutions similar or identical to ours.
●	Additional intellectual property risks, including our inability to protect the confidentiality of our trade secrets, know how, and other confidential and proprietary information, the unenforceability of our patents and intellectual property rights, third party claims of intellectual property infringement or commercial rights to inventions we develop, non-compliance with patent agency requirement and dependence on licenses granted to us by others.
●	We have a history of losses and we may incur losses in the future.
●	We may need to raise additional capital to fund, develop and expand our operations. Raising additional capital may cause dilution to our shareholders, restrict our operations or require us to relinquish rights to our technologies or drug candidates.
●	We may be required to refund grants and subsidies, and may fail to meet covenants under loan facilities
●	We have identified two material weaknesses in our internal control over financial reporting and may identify additional material weaknesses in the future that may cause us to fail to meet our reporting obligations or result in material misstatements of our financial statements. If we fail to remediate our material weaknesses or establish and maintain an effective system of internal control over financial reporting, we may not be able to report our financial results accurately or to prevent fraud, and such failure could cause investors to lose confidence in our reported financial and other public information and have a negative effect on the trading price of our common shares.
●	Our results of operations could be materially adversely affected by fluctuations in foreign currency exchange rates.
●	Risks relating to our common shares, including fluctuations in our share price, risk of dilution upon future issuances, multi-jurisdictional tax consequences, impacts of our Dutch public company status (including differing shareholder rights), risks resulting from our emerging growth company and foreign private issuer status, our non-payment of dividends and our broad discretion in the use of our cash on hand.

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

Certain Factors Relating to Our Business and Strategy

Our strategic restructuring initiative may not achieve intended benefits and the related restructuring cost could have a material adverse effect on our business and results of operations.

In November 2021, our Management Board and Supervisory Board approved a restructuring plan to further reduce operating costs and improve profitability. We estimate total restructuring charges, which consist of personnel costs and one-time severance charges, will be approximately € 640 thousand during 2021 and 2022. We anticipate this initiative will generate approximately € 6,2 million in annual net savings starting in 2022, plus additional planned savings in operating expenditure which will be allocated to support growth related initiatives. In addition, on February 1, 2022, we announced the resignation of Dr. Andrin Oswald as CEO due to prolonged medical leave of absence and the appointment of Kim Stratton as CEO.

There is also a risk that our restructuring plan will not capture all of the intended benefits or may not result in the expected cost savings. Further, the restructuring may yield unintended consequences such as attrition beyond our targeted workforce reduction. The Company’s success is dependent on the skills of our key personnel. Our restructuring plan involving workforce reduction may lead to an unintended loss of experienced employees or know-how. The loss of any member of our key personnel and actual or threatened work slowdowns or stoppages could lead to operational delays or cost increases. If these incidents occur or if we are unable to attract, retain and maintain productive relations with our employees and key professionals, our operating results and financial condition may be adversely affected. There is also a risk that our restructuring plan will not capture all of the intended benefits or may not result in the expected cost savings. Further, the restructuring may yield unintended consequences such as attrition beyond our targeted workforce reduction.

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

Many governments, including in the United States and Germany, have imposed increasingly stringent restrictions to seek to mitigate, or slow down, the spread of COVID-19, including restrictions on international and local travel, public gatherings and participation in business meetings, as well as closures of workplaces, schools, and other sites, and are requesting “social distancing.” In addition to those government measures, we have also taken a series of actions aimed at safeguarding the Company’s employees and business associates, including implementing a work-from-home policy and regular weekly tests for employees except for those related to our laboratory operations which were active from the third quarter of 2020 to the third quarter of 2021. The duration of such measures is highly uncertain, but could be prolonged, and even stricter measures may be put in place.

The COVID-19 pandemic has caused financial markets globally to experience material declines and very elevated volatility, which had an adverse impact on GDP and broader economic conditions, including in Germany and the United States. There is no assurance that the responses from central banks (which include reductions in interest rates and liquidity support) and financial support and fiscal spending by certain governments will be sufficient to support the U.S. or other economies or that financial markets will return to normal. The ongoing effects of the COVID-19 pandemic on global economies and financial markets could trigger a recession or slowdown.

While vaccines have been widely rolled out in Europe and other parts of the world, leading to a relaxation of testing requirements in several countries during 2021, as newer, more severe variants of the COVID-19 virus emerge, there remains uncertainty about the continued protection (and duration of protection) offered by such vaccines. How and when this would affect the potential prolongation of the need for testing on a broader scale remains uncertain.

There is significant uncertainty relating to the potential effect of the COVID-19 virus on our business. Any of the factors above could result in significant volatility in, and have a material adverse effect on, our business, financial condition, rating and results of operations. In particular, they could result in increased costs of execution with regards to operational plans. In addition, COVID-19 may disrupt our supply chain, particularly as it relates to the United States (from where a significant proportion of our sequencing products are sourced) as well other countries in which we operate and from where we receive tests, and otherwise adversely affect international trade and business activities. The COVID-19 pandemic may also result in the loss of our significant client relationships. The magnitude of the impact on us will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including, among other things, the duration and spread of the outbreak, its severity and strain mutations, counter-measures and the development and availability of effective treatments and vaccines. The effects of COVID-19 on us, and on the environment in which we operate, has resulted, and may continue to result, in significant volatility of the trading price of our common shares. Although we are taking a number of measures aimed at minimizing disruptions to our business and operations, and while the provision of testing for the COVID-19 virus is anticipated to generate additional revenues for us in the first half of 2022, the full extent to which the global COVID-19 pandemic may impact our business will depend on future developments, which are highly uncertain and cannot be predicted, such as the duration of the pandemic, the availability of vaccines, the probability of the occurrence of further outbreaks and the ultimate impact on the financial markets and the global economy, and could result in an unforeseen negative impact on our business and our future results of operations.

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

In response to the COVID-19 pandemic, we ramped up our molecular testing for the diagnosis of COVID-19. The demand for such tests has shrunk, and we may be unable to recoup the significant expenses incurred and investments made in testing capabilities.

In response to the COVID-19 pandemic, we took a series of measures aimed at minimizing the disruptions to our business and operations, including by adding COVID-19 molecular testing to our product mix. To support the rapid rollout of our COVID-19 testing offering, we have incurred significant expenses and made significant investments, including the acquisition of laboratory facilities, walk-in testing facilities, and mobile test centers, as well as related equipment and inventory. Our COVID-19 testing business grew significantly since the second quarter of 2020 and, as a result, we started managing and reporting it as a separate reportable business segment in the third quarter of 2020. Total investments in COVID-19 testing as of December 31, 2021 amounted to €2,834 thousand, of which €2,480 thousand are COVID-19 related mobile test laboratories and equipment. An amount of €354 thousand is included in intangible assets and relates to the development of CENTOGENE’s Corona Test Portal.

While the COVID-19 pandemic has created an opportunity for our business and helped us offset the pandemic-related slowdown in our Diagnostics and Pharmaceutical businesses, we noticed a decrease in COVID-19 test order intakes during the third quarter of 2021, specifically in Germany, which led to management review of and resolution on options to discontinue lease contracts at unprofitable COVID-19 testing sites as well as reaching the decision to close a laboratory in Hamburg. Similarly, we have significantly ramped down COVID-19 related inventory levels to align with the needs of the remaining test sites and laboratories. Due to the impact of these changes during the COVID-19 pandemic, particularly developments in vaccination campaigns with increasing vaccination numbers and relaxation of testing regulations by several countries, we reassessed certain related accounting judgments and estimates. As a result, in line with our accounting policies for long-lived assets, management reviewed the estimated useful lives of long-lived assets utilized in the COVID-19 test offerings given changes in circumstances and management’s expectations. Management considered how the underlying assets are currently deployed, including whether the assets are utilized in leased facilities or service agreements which management is unlikely to renew, and potential alternative uses of the assets within the COVID-19 business or within the diagnostics and pharmaceutical businesses. Consequently, we prospectively adjusted the estimated useful lives of our long-lived assets which include property, plant and equipment, right-of-use assets and intangible assets which had an aggregate carrying amount of € 8,549 thousand to a remaining estimated useful life of eight months, with effect at the beginning of the third quarter of 2021. This prospective change in estimate resulted in accelerated depreciation expense of €4,138 thousand during the year ended December 31, 2021. Additionally, following the closure of the Hamburg lab, we recognized an accelerated depreciation of right-of-use assets in an amount of € 746 thousand for the year ended December 31, 2021.

We presently expect our COVID-19 testing business to continue contributing to our revenue in 2022. However, the demand for our COVID-19 tests may not be sustainable and the recent increase in our revenues from COVID-19 testing may not be indicative of future revenues. Such demand, and the revenues of our COVID-19 testing segment, may shrink rapidly in the future, for instance:

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

Many events beyond our control, including geopolitical events, may adversely affect our business

Many events beyond our control can adversely affect the healthcare industry, with a corresponding negative impact on our business and results of operations. Our operations and those of our third-party suppliers and collaborators could be subject to earthquakes, power shortages, telecommunications failures, water shortages, floods, hurricanes or other extreme weather conditions, medical epidemics, labor disputes, war or other business interruptions. Although we have limited business interruption insurance policies in place, any interruption could come with high costs for us, as salaries and loan payments would usually continue. Moreover, any interruption could seriously harm our ability to timely proceed with our diagnostics, pharmaceutical collaborations and research activities. Moreover, at the end of 2021 and into 2022, international tensions escalated when Russia amassed large numbers of military ground forces and support personnel on the Ukraine-Russia border and, in February 2022, Russia invaded Ukraine. In response, the North Atlantic Treaty Organization, or NATO has deployed additional military forces to Eastern Europe, including Lithuania, and the Biden administration along with many European countries announced certain sanctions against Russia. The invasion of Ukraine and the retaliatory measures that have been taken, or could be taken in the future, by the United States, NATO, and other countries have created global security concerns that could result in a regional conflict and otherwise have a lasting impact on regional and global economies, any or all of which could disrupt our supply chain, adversely affect our ability to conduct ongoing and future Diagnostics activities, Pharmaceutical collaborations, and research programs which could adversely impact our business and results of operations.

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

We have historically earned a large proportion of our revenue from a limited number of pharmaceutical partners and diagnostic testing clients. In the years ended December 31, 2021 and 2020, our top five pharmaceutical partners, in the aggregate, accounted for 6.9% (30.2% excluding COVID-19 revenues) and 12.6% (41.4% excluding COVID-19 revenues) of our revenues, respectively. The loss of, or material reduction in, revenues from any one of our major pharmaceutical partners or clients could materially reduce our total revenues, harm our reputation in the industry and/or reduce our ability to accurately predict our revenue, net income and cash flow. The loss of, or material reduction, in revenue from any one of our major pharmaceutical partners or clients could also adversely affect our gross profit and utilization as we seek to redeploy resources previously dedicated to that partner. We cannot assure you that revenue from our major pharmaceutical partners or clients will not be significantly reduced in the future. We also may not be able to maintain our relationships with our major pharmaceutical partners or clients on existing or on continued favorable terms and our major pharmaceutical partners or clients may not renew their agreements with us, in which case our business, financial condition and results of operations would be adversely affected.

In particular, during the year ended December 31, 2021, our collaboration with Takeda Pharmaceutical Company Limited, represented 5.1% (22.2% excluding COVID-19 revenues) of our total revenues (2020: 8.6% (28.2% excluding COVID-19 revenues)). We expect that our collaboration with Takeda will continue to account for a material portion of our revenue in 2022. The revenue attributable to Takeda may fluctuate in the future, which could have an adverse effect on our financial condition and results of operations. In addition, changes in the terms of our agreements with Takeda, or a modification or termination of our relationship with Takeda, could result in delays in the receipt of revenue by us, or a temporary or permanent loss of revenue to us. In addition, certain pharmaceutical companies, including those with which we currently have agreements, may choose not to do business with us or may seek out other partners for genetic rare disease information due to our strategic collaboration with Takeda, particularly if they are actual or potential competitors with Takeda. If we are unable to continue to grow our business with other pharmaceutical companies, our business and results of operations would be adversely affected.

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

Global economic conditions affect our pharmaceutical partners’ and diagnostic clients’ businesses and the markets they serve, and volatile, negative or uncertain economic conditions may have an adverse effect on our revenue growth and profitability. Volatile, negative or uncertain economic conditions in our significant markets, in particular in our North America, Middle East or European regions, where we generated 10.3%, 8.7% and 79.3%, respectively, of our total revenues for the year ended December 31, 2021, could undermine business confidence, both in those markets and other markets, and cause our pharmaceutical partners or clients to reduce or defer their spending on new technologies or initiatives or terminate existing contracts, which would negatively affect our business. Growth in the markets we serve could be at a slow rate, or could stagnate, for an extended period of time. Differing economic conditions and patterns of economic growth and contraction in the geographical regions in which we operate and the industries we serve may affect demand for our products and solutions. Weakening in these markets as a result of high government deficits, credit downgrades or otherwise could have a material adverse effect on our results of operations. Ongoing economic volatility and uncertainty affects our business in a number of other ways, including making it more difficult to accurately forecast partner demand beyond the short term and effectively build our revenue and resource plans, particularly given the iterative nature of the negotiation of new contracts with our pharmaceutical partners. This could result, for example, in us not having the level of appropriate personnel where they are needed, and could have a significant negative impact on our results of operations.

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

We depend on information technology and telecommunications systems for significant elements of our operations, including our BioDatabank, our CentoPortal client-facing platform, our COVID-19 Test Portal, our laboratory information management system, our third-party datacenter solutions, our broadband connections and our client relationship management system. We have installed a number of enterprise software systems that affect a broad range of business processes and functional areas, including, for example, systems handling human resources, financial controls and reporting, contract management and other infrastructure operations. These information technology systems support a variety of functions, including laboratory operations, test validation, sample tracking, quality control, customer service support, billing and reimbursement, research and development activities, scientific and medical curation, and general administrative activities. In addition, our system is backed up by two offsite data centers that offer a disaster recovery system for our database in separate locations near Frankfurt. Any technical problems that may arise in connection with third-party data center hosting facilities could result in interruptions in our service.

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

Our success depends on the skills, experience, and performance of key members of our senior management team. The individual and collective efforts of these employees will be important as we continue to develop our BioDatabank and additional products and solutions, and as we expand our commercial activities. The loss or incapacity of existing members of our senior management team could adversely affect our operations if we experience difficulties in hiring qualified successors.

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

Hundreds of genes can be implicated in some disorders, and overlapping networks of genes and symptoms can be implicated in multiple conditions. As a result, a substantial amount of judgment is required in order to interpret testing results for an individual patient and to develop an appropriate patient report. As a result, we may make errors in our interpretation of testing results, which could impair the results of our tests and adversely impact the quality of our overall knowledge base. The failure of our products or solutions to perform as expected would significantly impair our operating results and our reputation. We may also be subject to legal claims arising from, or loss of business as a result of, any defects or errors in our products and solutions.

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

We plan to expand our laboratory and technical operations as our business grows. However, any expansion strategies and any future growth could create strain on our organizational, administrative and operational infrastructure, including laboratory operations, quality control, customer service and sales force management. We may not be able to maintain the quality or expected turnaround times of our testing services or satisfy client demand as our business grows. Our ability to manage our growth properly will require us to continue to improve our operational, financial, and managerial controls, as well as our reporting systems and procedures, and to obtain appropriate regulatory approvals and meet regulatory standards applicable for the operation of our business.

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

Because our genetic or other testing and knowledge and interpretation-based solutions and products have limited patent protection, new and existing companies worldwide could seek to develop genetic or other tests or similar products and solutions that compete with ours. These competitors could have technological, financial, and market access advantages that are not currently available to us and they could develop and commercialize competing products and solutions faster than we are able to do so. Increased competition, including price competition, could have a material adverse impact on our net revenues and profitability.

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

Our pharmaceutical partners may experience numerous unforeseen events during, or as a result of, clinical trials that could delay or prevent their ability to continue or conduct further clinical trials or obtain regulatory approval of or commercialize future orphan drugs. Unforeseen events that could delay or prevent our pharmaceutical partners’ ability to conduct or support clinical trials, obtain regulatory approval of or commercialize future orphan drugs include:

●	regulatory authorities or ethical review boards, including IRBs, may not authorize the commencement of a clinical trial or may not accept clinical trial protocols;
●	clinical trials may produce negative or inconclusive results, and our pharmaceutical partners may decide, or regulatory authorities may require them to, to abandon development programs;
●	the number of patients, or amount of data, required for clinical trials may be larger than we or our pharmaceutical partners anticipate, or patient enrollment in clinical trials may be slower than we or our pharmaceutical partners anticipate or patients may drop out of these clinical trials at a higher rate than we or our pharmaceutical partners anticipate;

●	failure to conduct our clinical trials in accordance with applicable regulatory requirements of the FDA and of the regulatory authorities responsible for authorization or oversight of the conduct of clinical trials in other countries;
●	inability to develop companion diagnostic tests for a particular rare disease or to add companion diagnostic claims to existing tests, and/or obtain regulatory approval to market any such test on a timely basis or at all;
●	clinical trials of our pharmaceutical partners for which we are developing companion diagnostic tests may suggest or demonstrate that our partners’ treatments are not as efficacious and/or as safe as other similar treatments or that our companion diagnostic test is not essential to determine which patients would benefit from these treatments;
●	mergers and acquisitions could have an impact on the priorities of our pharmaceutical partners; and
●	our pharmaceutical partners may decide, or regulatory authorities or institutional review boards may require them, to suspend or terminate clinical research for various reasons, including cost, adequate end market size, available data or noncompliance with regulatory requirements.

If our pharmaceutical partners choose not to conduct clinical trials for treatments in the rare disease space due to the above factors or otherwise, they may have less need of our products and solutions and may therefore choose not to partner with us. Our ability to continually expand our existing data repository depends on our ability to maintain partnerships with our pharmaceutical clients. Should our partners delay or cancel their ongoing existing trials or choose not to begin new trials for treatments in the disease areas relevant to us, our ability to commercialize future solutions or improvements to existing solutions could be delayed or prevented.

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

We have established relationships with leading rare disease thought leaders at premier institutions and rare disease networks. If we suffer harm to our reputation, whether due to actions outside of our control or otherwise, our relationships with these persons may suffer which could adversely impact our business, including our key pharmaceutical partnerships and diagnostic client relationships. Moreover, if these key thought leaders determine that our BioDatabank, our existing products or solutions or other new products or solutions that we develop are not useful to our partners’ development of treatments for rare diseases, that alternative technologies are more effective, or if they elect to use internally developed products or solutions, we could encounter significant difficulty validating our testing platform, driving adoption, or establishing our genetic knowledge and interpretation-based solutions and tests as a standard of care, which would limit our revenue growth and our ability to achieve profitability.

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

We are in some countries, and could become elsewhere, subject to strict restrictions on the movement of cash and the exchange of foreign currencies, which limits our ability to use this cash across our global operations. We also face risks related to the collection of payments due to us from our major pharmaceutical partners or clients that are located in certain geographical regions with foreign currency or international monetary controls. This risk could increase as we continue our geographic expansion. In particular, for the years ended December 31, 2021 and 2020 we derived 8.7% and 9.8%, respectively, of our total revenues from our Middle East region. Certain Middle East economies have adopted or been subject to international restrictions on the ability to transfer funds out of the country and convert local currencies into euros. This may increase our costs and limit our ability to convert local currency into euros and transfer funds out of certain countries. Any shortages or restrictions may impede our ability to convert these currencies into euros and to transfer funds, including for the payment of dividends or interest or principal on our outstanding debt.

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

We must also ensure that we maintain adequate safeguards to enable the transfer of personal data outside of the EEA, in particular to the United States, in compliance with European data protection laws. In this regard, the July 2020 ruling by the Court of Justice of the EU (the “CJEU”) in the case referred to as Schrems II is significant. The CJEU held that businesses can use European Commission endorsed standard contractual clauses (“SCCs”), which are widely relied on, for data transfers to jurisdictions outside of the EEA. However, it emphasized the need for due diligence by businesses if they wish to use SCCs, and called into question whether businesses can use SCCs to facilitate data transfers to certain jurisdictions with invasive surveillance regimes in a way which complies with the GDPR. This is also true for the new set of SCCs adopted by the European Commission in 2021. The CJEU also invalidated the EU-US Privacy Shield for transferring personal data from the EEA to the US. The new set of SCCs may require businesses to transition existing agreements that rely on the outdated SCCs to the current SCCs. Such a transition exercise is likely to prove both costly and time consuming. We expect that we will continue to face uncertainty as to whether our efforts to comply with our obligations under European privacy laws will be sufficient. If we are investigated by a European data protection authority, we may face fines and other penalties. Any such investigation or charges by European data protection authorities could have a negative effect on our existing business and on our ability to attract and retain new clients or pharmaceutical partners. We may also experience hesitancy, reluctance, or refusal by European or multinational clients or pharmaceutical partners to continue to use our products and solutions due to the potential risk exposure as a result of the current (and, in particular, future) data protection obligations imposed on them by certain data protection authorities in interpretation of current law, including the GDPR. Such clients or pharmaceutical partners may also view any alternative approaches to compliance as being too costly, too burdensome, too legally uncertain, or otherwise objectionable and therefore decide not to do business with us. Any of the foregoing could materially harm our business, prospects, financial condition and results of operations.

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

Centogene GmbH, which is not a U.S. person and is not owned or controlled by U.S. persons provided diagnostic tests to a pathology and genetic center in Iran during the year ended December 31, 2021 through which it provides diagnostic tests to patients in Iran. To our knowledge, neither we nor our customer have entered into any arrangements with or sold any products to persons included on the Specially Designated Nationals and Blocked Persons List maintained by the U.S. Department of the Treasury’s Office of Foreign Asset Control. During the years ended December 31, 2021, 2020 and 2019, revenues from Iran amounted to €1 thousand, €13 thousand and €1 thousand, respectively. Our net assets receivable from or attributable to our contacts in Iran as of December 31, 2021, 2020 and 2019 amounted to zero, € 1 thousand and €1 thousand, respectively. In December 2021, Centogene GmbH assigned claims against its Iranian distributor in an aggregate amount of €1.4 million to Germela Consulting GmbH, which has since filed a lawsuit against DeNa Lab in Berlin, Germany. We had no liabilities due from or attributable to our contacts in Iran for these periods. Centogene believes that its business with Iranian parties is conducted in compliance with all applicable sanctions and export controls and that such activities, which involve providing genetic or other testing services to patients, are not sanctionable under U.S. secondary sanctions targeting Iran. However, U.S. sanctions are subject to change and if we were then determined to have engaged in activities targeted by certain U.S. sanctions, we could be exposed to the possible imposition of sanctions on us. We may also face reputational damage due to our sales to Iran. The above circumstances could have an adverse effect on our business or results of operations.

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

The patent prosecution process is expensive, time-consuming, and complex, and we may not be able to file, prosecute, maintain, enforce, or license all necessary or desirable patent applications at a reasonable cost or in a timely manner. It is also possible that we will fail to identify patentable aspects of our research and development output in time to obtain patent protection. Parties who have access to confidential or patentable aspects of our research and development output, such as our management and employees, advisors, and other third parties, and who are party to non-disclosure and confidentiality agreements with us, may breach such agreements and disclose such output before a patent application is filed, thereby jeopardizing our ability to seek patent protection, or might themselves file respective IP rights. In addition, publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases not at all. Therefore, we cannot be certain that we were the first to make the inventions claimed in our patents or pending patent applications, or that we were the first to file for patent protection of such inventions.

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

In addition to seeking patent protection for our products and solutions, we also rely upon trade secret protection and non-disclosure agreements and invention assignment agreements with our management and employees, consultants and other third parties to protect our unpatented know-how, technology, and other confidential or proprietary information. For example, significant elements of our proprietary platform and some of our tests, including aspects of sample preparation, computational-biological algorithms, and related processes and software, are based on unpatented trade secrets and know-how that to our knowledge are not publicly disclosed. In addition to contractual measures, we try to protect the confidential nature of our proprietary information using physical and technological security measures. Such measures may not provide adequate protection for our proprietary information; for example, in the case of misappropriation of intellectual rights by a member of management, an employee, consultant, or other third party with authorized access. We also cannot rule out the possibility that third parties specifically try to obtain our know-how, trade secrets or other confidential and proprietary information.

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

Patents covering our products or solutions could be found invalid or unenforceable if challenged

The issuance of a patent is not conclusive as to its inventorship, scope, validity, or enforceability, and our patents may be challenged in the courts or patent offices in the United States and abroad. Others have filed, and in the future are likely to file, patent applications or related intellectual property rights that are similar or identical to ours. To determine the priority of inventions, demonstrate that we did not derive our invention from another individual or entity, or defend third-party challenges or reservations of the granting authorities to the validity or enforceability of our patent rights, we may have to participate in opposition, derivation, revocation, reexamination, entitlement, post-grant and inter partes review, or interference proceedings at the U.S. Patent and Trademark Office (the “USPTO”) or similar offices or respective courts in Europe or other jurisdictions. For example, we are aware of an opposition proceeding filed at the European Patent Office (“EPO”) by Sanofi against EP Patent No. 2 718 725 B1 (the “725 Patent”), a European patent that we own relating to our biomarker for Gaucher disease. The EPO opposition proceeding challenges the patentability of the ‘725 Patent in its entirety. The EPO rejected the opposition in the first instance in the hearing held on February 4, 2020. Sanofi filed an appeal against the opposition decision to the Board of Appeal at the EPO and the ‘725 Patent may still be revoked or maintained in amended form, in whole or in part, if the Board of Appeal does not uphold the opposition decision. Revoking the ‘725 Patent may limit our ability to stop others from using or commercializing similar or identical products and solutions to ours, or limit the duration of the patent protection of our products and solutions. We are also aware of an opposition proceeding filed at the European Patent Office (“EPO”) by Sanofi against EP Patent No. 3 318 881 B1 (the “881 Patent”) on April 15, 2021, another European patent that we own relating to our biomarker for Gaucher disease. The EPO opposition proceeding challenges the patentability of the ‘881 Patent in its entirety. Oral proceedings concerning the European patent will take place before the opposition division of the EPO on May 04, 2022. The '881 Patent may be revoked or maintained in amended form, in whole or in part, which could materially harm our business. Should the '881 Patent be revoked or maintained in amended form, we would have the right to appeal against the decision of the Opposition Division. However, the outcome of the appeal is unclear. Revoking the ‘881 Patent may limit our ability to stop others from using or commercializing similar or identical products and solutions to ours, or limit the duration of the patent protection of our products and solutions. See “Item 4. Information On The Company—B. Business Overview—Legal Proceedings” and “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.” Sanofi or other third parties may file future oppositions or other challenges, in Europe or other jurisdictions, against other patents that we own and may also challenge or attack the validity of the national parts of the ‘725 Patent and/or the '881 Patent before national patent courts in parallel or after the proceedings before the EPO. An adverse determination in any such proceeding or litigation could reduce the scope of, or invalidate, our patent rights, allow third parties to commercialize our products or solutions and compete directly with us, without payment to us.

It is expected that actions will also be possible before the new European Unified Patent Court from the second half of 2022. If we do not actively exclude our existing (European patent applications as well as granted) European patents from this system (“opt-out”), they will become part of this new court system and it will be possible for third parties to challenge these patents before the courts of the Unified Patent Court system, with the consequence that these patents can then be restricted or revoked for the territory of all EU Member States participating in the Unitary Patent Court system (at the time of February 2022, these are Austria, Belgium, Bulgaria, Denmark, Estonia, Finland, France, Germany, Italy, Latvia, Lithuania, Luxembourg, Malta, the Netherlands, Portugal, Slovenia, Sweden; other countries may be added in the future, in particular Cyprus, Czech Republic, Greece, Hungary, Ireland, Romania and Slovakia) for which the European patent has effect. The same applies for future European patents and patent applications that are not opted out of the Unified Patent Court system, which is possible for a period of seven years after the date of entry into force of the Agreement on a Unified Patent Court unless an action has already been brought before the Unified Patent Court system in respect of the European patent or patent application. For future European patent applications it also has to be decided whether a request for unitary effect is submitted with the consequence that the patent if grantable will be granted as Unitary Patent and can therefore be challenged before the Unified Patent Court and be restricted or revoked for the territory of all EU Member States participating in the Unitary Patent Court system.

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

The new European Unified Patent Court system, which is expected to start at late 2022, will allow the patent owner to obtain injunctive relief with unitary effect, i.e. within the territories of the EU Member States participating in the Agreement on a Unified Patent Court including e.g. claims for damages, compensation, recall, destruction and information with regard to its Unitary Patents. For European patents not taken out of the Unified Patent Court system by “opt-out”, decisions of the courts of the Unified Patent Court system cover the territory of the EU Member States participating in the Agreement on a Unified Patent Court for which the European patent has effect. This may result in the loss of significant market opportunities and substantial adverse effects of a judgement.

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

Our licensors might conclude that we have materially breached our license agreements and might therefore terminate the license agreements, thereby removing our ability to develop and commercialize products and solutions covered by such agreements. License agreements could also be time-limited or terminated when possible. If these in-licenses are terminated, or if the underlying patents fail to provide the intended exclusivity, competitors might have the freedom to market competing products and solutions identical or similar to ours. Disputes may arise regarding intellectual property subject to a licensing agreement, including:

•	the scope of rights granted under the license agreement and other interpretation-related issues; as well as the effectiveness of the license agreement in general;
•	the extent to which our products and solutions infringe on intellectual property of the licensor that is not subject to the licensing agreement;
•	the sublicensing of patent and other rights under our collaborative development relationships;
•	our diligence obligations under the license agreement and what activities satisfy those diligence obligations;
•	which royalties payments are owed;
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

With regard to the expected start of the Unified Patent Court in the late second half of 2022, it should be noted that this is a completely new court system, whose procedural and adjudicative methods as well as the mutual effects between the national European patent jurisdictions and the jurisdiction of the new system are practically impossible to assess at present. This creates an uncertainty that may harm our business, prospects, financial condition and results of operations because decisions may be issued and case law may develop that is disadvantageous for us.

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

Many companies have encountered significant problems in protecting and defending intellectual property rights in certain foreign jurisdictions. Accordingly, we may face an increased risk in these jurisdictions that unauthorized parties may attempt to copy or otherwise obtain or use our patented technology, trademarks, formulations or other intellectual property. The laws of some foreign countries do not protect intellectual property rights to the same extent as the laws of Germany or the United States. Specifically, the legal systems of some countries, particularly developing countries, do not favor the enforcement of patents and other intellectual property protection, especially those relating to biotechnology. This could make it difficult for us to stop the infringement of our patents or other intellectual property rights and to prevent third parties from selling or importing products made using our inventions in and to the United States, Germany or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent or other protection to develop their own products and, further, may export otherwise infringing products to territories where we have patent protection but enforcement is not as strong as that in Germany or the United States. These products may compete with our products and solutions, and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing. In addition, the use of our patents and/or other intellectual property rights may be permitted in individual cases because, for example, prior use rights or other privileges exist, such as e.g. use of the patents for experimental or research purposes. Additionally, many countries have compulsory licensing laws under which a patent owner must grant licenses to third parties or limit the enforceability of patents against third parties, including government agencies or government contractors. In these countries, patents may provide limited or no benefit. Patent protection must ultimately be sought on a country-by-country basis, which is an expensive and time-consuming process with uncertain outcomes. Accordingly, we may choose not to seek patent protection in certain countries, and we will not have the benefit of patent protection in such countries.

Monitoring infringement and misappropriation of intellectual property can be difficult and expensive, and we may not be able to detect every instance of infringement or misappropriation of our proprietary rights. Even if we do detect infringement or misappropriation of our proprietary rights, proceedings to enforce our intellectual property rights could result in substantial costs, divert the efforts and attention of our employees and management from other aspects of our business, put our patents at risk of being invalidated or construed narrowly or provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate, and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property and proprietary rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop. In addition, changes in the law and legal decisions by courts in Germany, the United States and other jurisdictions, in particular, the newly formed European Unified Patent Court, may affect our ability to obtain adequate protection for our products and solutions and to enforce our intellectual property rights. Any of the foregoing could materially harm our business, prospects, financial condition and results of operations.

Third parties may assert ownership or commercial rights to inventions we develop.

Third parties may in the future make claims challenging the inventorship or ownership of our intellectual property. For example, we rely on certain third parties to provide us with biological materials that we use to conduct our genomic analyses. We have written agreements with collaborators that provide for the ownership of intellectual property arising from our collaborations. These agreements provide that we must negotiate certain commercial rights with collaborators with respect to joint inventions or inventions made by our collaborators that arise from the results of the collaboration. In some instances, there may not be adequate written provisions to address clearly the resolution of intellectual property rights that may arise from a collaboration. If we cannot successfully negotiate sufficient ownership and commercial rights to the inventions that result from our use of a third-party collaborator’s materials where required, or if disputes otherwise arise with respect to the intellectual property developed with the use of a collaborator’s samples, we may be limited in our ability to capitalize on the market potential of these inventions. In addition, we may face claims that our agreements with our management, employees, contractors, or consultants obligating them to assign intellectual property to us are ineffective, or in conflict with prior or competing contractual obligations of assignment, which could result in ownership disputes regarding intellectual property we have developed or will develop and interfere with our ability to capture the commercial value of such inventions. We cannot exclude the possibility that third parties may claim to have made contributions to our inventions and accordingly claim co-inventor shares in inventions that we believe were made without the participation of third parties. Litigation may be necessary to resolve an ownership dispute, and if we are not successful, we may be precluded from using certain intellectual property, or may lose our exclusive rights in that intellectual property and may even face damages and/or compensation claims of the third party for our use of the intellectual property. Any of the foregoing could materially harm our business, prospects, financial condition and results of operations.

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

•

we might not have been the first to make the inventions covered by the issued patents or pending patent applications that we own or may own or license in the future, and this may result for example in possible rights to use the invention for the one who first made the invention; and in the invalidity of our patents;

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

We have historically incurred losses, including total comprehensive losses of €46,309 thousand, €21,426 thousand and €20,839 thousand in the years ended December 31, 2021, 2020 and 2019, respectively. We expect our losses to continue as a result of ongoing research and development expenses and increased selling and marketing costs. These losses have had, and will continue to have, an adverse effect on our working capital, total assets, and shareholders’ equity. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our inability to achieve and then maintain profitability would negatively affect our business, financial condition, results of operations, and cash flows.

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

Our ongoing efforts to expand our business will require substantial cash resources. We may consider raising additional capital in the future to expand our business, to pursue strategic investments, to take advantage of financing opportunities, or for other reasons, including to:

•	increase our sales and marketing efforts to drive market adoption of our products and solutions and address competitive developments;
•	fund development and marketing efforts of any future products and solutions;
•	further expand our laboratory operations;
•	expand our technologies into other types of diseases;
•	obtain, maintain, protect and enforce existing or new intellectual property rights;
•	acquire, license or invest in technologies, including information technologies;
•	acquire or invest in complementary businesses or assets; and
•	finance capital expenditures and general and administrative expenses.
●	Our present and future funding requirements will depend on many factors, including:
•	our ability to achieve revenue growth;
•	the cost of expanding our laboratory operations and offerings, including our sales and marketing efforts;
•	our rate of progress in, and cost of the sales and marketing activities associated with, establishing adoption of our products and solutions;
•	our rate of progress in, and cost of research and development activities associated with, products and solutions in research and early development;
•	the effect of competing technological and market developments;
•	costs related to international expansion; and
•	the potential cost of and delays in research and development as a result of any regulatory oversight applicable to our products and solutions.

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

We have received various grants and subsidies to fund our research and development programs from various funding organizations. However, the Company continues to engage in efforts to secure further grants and subsidies for the next development steps of its product candidates. Some of these grants and subsidies provide for certain requirements in respect of the utilization of proceeds generated as a result of the publicly sponsored projects. For example, we received grants from the European Regional Development Fund in order to fund our Rostock facility, which grants are limited in purpose to development and innovation in the state of Mecklenburg-Western Pomerania, Germany. Other grants which we obtain may impose restrictions on our operations, and if we are in noncompliance with the restrictions and conditions of any grant or subsidy program, a partly or complete repayment cannot be excluded. This may also apply to grants and subsidies we may apply for in the future. If we are required to refund grants or subsidies, this could have a material adverse effect on our liquidity and cash flow position and may negatively affect our business, prospects and financial conditions. In the year ended December 31, 2021, we have received a total of €168 thousand in grants for our activities.

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

To comply with the requirements of being a public company, we may need to undertake various actions, including implementing new internal controls and procedures and hiring new accounting or internal audit staff. The Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file with the SEC is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms, and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our principal executive and financial officers. Our current controls and any new controls that we develop may become inadequate, and additional material weaknesses in our internal control over financial reporting may be discovered in the future. Any failure to develop or maintain effective controls could adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting, which we may be required to include in the periodic reports we file with the SEC under Section 404 of the Sarbanes-Oxley Act, and could harm our operating results, cause us to fail to meet our reporting obligations, or result in a restatement of our prior period financial statements. For example, we identified an error in our statement of comprehensive income for the year ended December 31, 2020 which we have corrected and restated in this filing. In the event that we are not able to demonstrate compliance with the Sarbanes-Oxley Act, that our internal control over financial reporting is perceived as inadequate, or that we are unable to produce timely or accurate financial statements, investors may lose confidence in our operating results, and the price of our common shares could decline.

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

Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations. Section 404 of the Sarbanes-Oxley Act of 2002 requires management of public companies to develop and implement internal controls over financial reporting and evaluate the effectiveness thereof. If we fail to design and operate effective internal controls or remediate our existing material weaknesses, it could result in material misstatements in our financial statements, impair our ability to raise revenue, result in the loss of investor confidence in the reliability of our financial statements and subject us to regulatory scrutiny and sanctions, which in turn could harm the market value of our common shares.

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

We have identified two material weaknesses in our internal control over financial reporting and may identify additional material weaknesses in the future that may cause us to fail to meet our reporting obligations or result in material misstatements of our financial statements. If we fail to remediate our material weaknesses or if we fail to establish and maintain an effective system of internal control over financial reporting, we may not be able to report our financial results accurately or to prevent fraud.

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

In connection with the preparation of our unaudited interim condensed consolidated financial statements as of and for the nine month period ended September 30, 2018, we identified a material weakness in our internal controls as of December 31, 2017, related to the lack of effectively designed review controls over judgmental and complex areas of the financial statement close process and a lack of effectively designed routine financial statement close process controls. The material weakness was not fully remediated as of December 31, 2021 and now relates to a lack of effectively designed review and monitoring financial statement close process controls, including the ability of our business to timely and appropriately communicate unexpected or new transactions to the finance function and the lack of timely and appropriate assessment of the related accounting implications of these transactions; and a lack of an effectively designed and complete general IT controls framework (including system interfaces).

In response to such material weaknesses, management hired additional senior accounting and financial professionals with the experience and knowledge necessary to supervise the financial statement closing process and review the accounting records and necessary adjustments. An additional experienced professional was also engaged to begin establishing and implementing relevant internal control procedures to address the material weaknesses identified. At the end of 2021, we completed an optimization of our accounting system and we commenced automation of certain control activities and report functionality.

Further improvement of the internal control environment of our key accounting processes was limited during 2021 due to the COVID-19 pandemic which resulted in an increase in business activities that required our focus. During 2021, we performed risk assessments to identify relevant financial risks, significant business processes and are designing and implementing a formalized SOX based framework for internal control. We designed and formalized policies and procedures to ensure routine transactions and complex areas of the financial statement close process are sufficiently analyzed and assessed against the requirements of IFRS and our corporate governance standards. In the year ending December 31, 2022, we intend to finalize the design and implementation of our internal control framework. Although we are working to remediate the material weaknesses as quickly and efficiently as possible, we cannot reliably estimate the duration that will be required to effectively remediate the material weaknesses.

If we are unable to successfully remediate our identified material weaknesses, if we discover additional material weaknesses or if we otherwise are unable to report our financial statements accurately or in a timely manner, we would be required to continue disclosing such material weaknesses in future filings with the SEC, which could adversely affect our business, investor confidence in our company and the market price of our common shares and could subject us to litigation or regulatory enforcement actions. As a result, shareholders could lose confidence in our financial and other public reporting, which would harm our business and the market value of our common shares.

Raising additional capital may cause dilution to our shareholders, restrict our operations or require us to relinquish rights to our technologies or drug candidates.

Pursuant to a securities purchase agreement and a warrant agreement, each signed with certain investors on January 31, 2022, we received € 15.0 million as consideration for the issuance by us of an aggregate of 4,479,088 common shares at a price per share of USD 3.73 and warrants initially exercisable for the purchase of up to an aggregate of 1,343,727 additional common shares at an initial exercise price per common share of USD 7.72. The warrants are exercisable immediately as of the date of issuance and will expire on December 31, 2026.

To the extent that we choose or need to raise additional capital through the sale of common shares or securities convertible or exchangeable into common shares, the ownership interest of our shareholders may be further diluted, and the terms of any such securities may include liquidation or other preferences that materially adversely affect the rights of our common shareholders.

In addition, the Company and certain of its subsidiaries entered into a debt financing agreement in the total amount of up to USD 45.0 million on January 31, 2022 (the “Loan Facility”). The Loan Facility contains customary affirmative covenants, negative covenants and events of default, including covenants and restrictions that, among other things, require the Company to satisfy a financial covenant, restrict the Company’s ability to transfer cash to its subsidiaries and, in certain circumstances, restrict the Company’s ability to incur liens, incur additional indebtedness, engage in mergers and acquisitions, make distributions or make asset sales without the prior written consent of the lenders thereunder. Additional debt financing, if available, would further increase our fixed payment obligations and may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends.

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

Sales of substantial amounts of our common shares in the public market, or the perception that these sales may occur, could cause a decline in the market price of our common shares. This could also impair our ability to raise additional capital through the sale of our equity securities. Under our articles of association, we are authorized to issue up to 79,000,000 common shares, of which 22,567,971 common shares were outstanding as of December 31, 2021. If our existing shareholders sell substantial amounts of common shares in the public market, or the market perceives that such sales may occur, the market price of our common shares and our ability to raise capital through an issue of equity securities in the future could be adversely affected.

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

As of December 31, 2021, we had €17.8 million in cash and cash equivalents. Our management will have broad discretion in the use of such cash and could spend it in ways that do not improve our results of operations or enhance the value of our common shares. You will not have the opportunity to influence our decisions on how to use our cash on hand. The failure by our management to apply these funds effectively could result in financial losses that could harm our business, cause the price of our common shares to decline and delay the development of our product candidates. Pending its use, we may invest our cash on hand in a manner that does not produce income or that loses value.

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

Our principal shareholders, including certain of our managing directors, supervisory board members and executive officers and entities affiliated with them, in the aggregate, continue to beneficially own approximately 51.2% of outstanding common shares as at December 31, 2021 and 59.3% of outstanding common shares after the year-end financing. For further information, please refer to note 29 to our consolidated financial statements as of and for the year ended December 31, 2021. As a result, these shareholders, if acting together, are able to influence or control matters requiring approval by our general meeting of shareholders, including the election of managing directors and supervisory board members, changes to our articles of association and the approval of mergers or other extraordinary transactions. They may also have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. The concentration of ownership may have the effect of delaying, preventing or deterring a change of control of our company, could deprive our shareholders of an opportunity to receive a premium for their common shares as part of a sale of our company and might ultimately affect the market price of our common shares.

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

Furthermore, the withholding tax restriction referred to above is subject to the applicability of the Multilateral Convention to Implement Tax Treaty Related Measures to Prevent Base Erosion and Profit Shifting (the “MLI”) While Germany has enacted the MLI with effect as of April 1 2021, it has, so far, refrained from initiating a notification procedure vis-à-vis the Netherlands as necessary under the rules of the MLI to set into force the rules of the MLI, and neither has the Netherlands notified the applicability of the MLI towards Germany. Only if Germany decides to change its reservation with respect to the tie-breaker provision (the "MLI Tie-Breaker Reservation") included in Article 4(3) of the 2012 Convention between the Federal Republic of Germany and the Kingdom of the Netherlands for the avoidance of double taxation with respect to taxes on income, and only if the applicability of the MLI has been mutually notified by Germany and the Netherlands, we may no longer be entitled anymore to any benefits of the double tax treaty between Germany and the Netherlands, including the withholding tax restriction, provided that Germany and the Netherlands do not reach an agreement on our tax residency for purposes of the double tax treaty between Germany and the Netherlands, except to the extent and in such manner as may be agreed upon by the authorities. As a result, any dividends distributed by us may be subject to withholding tax both in Germany and the Netherlands.

In addition, a proposed law is currently pending before the Dutch parliament, namely the Emergency act conditional exit dividend tax (Spoedwet conditionele eindafrekening dividendbelasting) which would, if enacted, impose a dividend withholding (exit) tax on certain deemed distributions if we cease to be a Dutch tax resident and become a tax resident of a jurisdiction that is not a member of the EU or the EEA, when such jurisdiction does not satisfy certain conditions. In some cases, we would have a right to recover the amount of tax from our shareholders when such shareholder is not entitled to an exemption. If enacted in the form in which it is presently pending before the Dutch parliament, the proposed law will have retroactive effect to December 8, 2021.

We may become taxable in a jurisdiction other than Germany and this may increase the aggregate tax burden on us.

Since our incorporation we have had, on a continuous basis, our place of “effective management” in Germany. Therefore, we believe that we qualify as a tax resident of Germany on the basis of German domestic law. As an entity incorporated under Dutch law, however, we also qualify as a tax resident of the Netherlands on the basis of Dutch domestic law. However, based on our current management structure and the current tax laws of Germany and the Netherlands, as well as applicable income tax treaties, and current interpretations thereof, we believe that we are tax resident solely in Germany for the purposes of the double tax treaty between Germany and the Netherlands due to the “effective management” tie-breaker. The test of “effective management” is largely a question of fact and degree based on all the circumstances, rather than a question of law. Nevertheless, the relevant case law and OECD guidance suggest that the Company is likely to be regarded as having become a German tax resident from incorporation and remaining so if, as the Company intends, (i) most meetings of its management board are held in Germany (and none are held in the Netherlands) with a majority of directors present in Germany for those meetings; (ii) at those meetings there are full discussions of, and decisions are made regarding, the key strategic issues affecting the Company and its subsidiaries; (iii) those meetings are properly minuted; (iv) at least some of the directors of the Company, together with supporting staff, are based in Germany; and (v) the Company has permanent staffed office premises in Germany. We may, however, become subject to limited income tax liability in other countries with regard to the income generated in the respective other country, for example, due to the existence of a permanent establishment or a permanent representative in such other country.

The applicable tax laws, tax treaties or interpretations thereof may change. Furthermore, whether we have our place of effective management in Germany and are as such tax resident in Germany is largely a question of fact and degree based on all the circumstances, rather than only a question of law, which facts and degree may also change. Changes to applicable tax laws, tax treaties or interpretations thereof and changes to applicable facts and circumstances (for example, a change of board members or the place where board meetings take place), or changes in the applicable tax treaties, including a potential future change to the MLI tie-breaker reservation, may result in us also becoming a tax resident of the Netherlands or another jurisdiction (other than Germany), potentially also triggering an exit liability in Germany. As a consequence, our overall effective income tax rate and income tax expense could materially increase, which could have a material adverse effect on our business, results of operations, financial condition and prospects, which could cause our share price and trading volume to decline. However, if there is a double tax treaty between Germany and the respective other country, the double taxation of income may be reduced or avoided entirely.

Shareholders may not be able to exercise preemptive rights and, as a result, may experience substantial dilution upon future issuances of common shares

In the event of an issuance of common shares, subject to certain exceptions, each shareholder will have a pro rata preemptive right in proportion to the aggregate nominal value of the common shares held by such holder. These preemptive rights may be restricted or excluded by a resolution of the general meeting of shareholders or by another corporate body designated by the general meeting of shareholders. Our management board is authorized, until June 24, 2026, to issue shares or grant rights to subscribe for shares up to our authorized share capital from time to time and to limit or exclude preemptive rights in connection therewith. This could cause existing shareholders to experience substantial dilution of their interest in us.

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

Under current tax laws, tax loss carryforwards can generally be used for an unlimited period of time but any change of control in the Company – including as a result of a capital increase – could result in the expiry of such tax loss carryforwards and of any current year losses if, subject to further prerequisites, more than 50% of the subscribed capital or voting rights of the Company will be, directly or indirectly, transferred to an acquirer (including parties related to the acquirer constituting a group of acquirers with aligned interests) within five years or a comparable acquisition occurs. However, tax loss carryforwards and unused current losses taxable in Germany will not expire to the extent that they are covered by built in gains taxable in Germany at the time of such acquisition (Stille-Reserven-Klausel, the “Hidden-Reserves Clause”). Pursuant to the Hidden Reserves-Clause, any share transfer that would otherwise be subject to the loss forfeiture rule above does not result upon application in forfeiture of tax loss carryforwards and interest carryforwards resulting from current business operations of the Company, if the current business operations of the Company remained the same (i) from the time of its establishment; or (ii) during the last three business years prior to the share transfer and such business operations are maintained after the transfer (fortführungsgebundener Verlustvortrag). The determination of whether the business operations have been maintained is assessed on the basis of qualitative factors, such as the produced goods and services, target markets, customer and supplier bases, etc. However, the tax loss carryforwards will be forfeited in any circumstance if, after the share transfer, the business operations of the Company become dormant, are modified or substantially restructured, the Company becomes a partner in an operating partnership (Mitunternehmerschaft), the Company becomes a fiscal unity parent, or assets are transferred from the Company and recognized at a value lower than the fair market value. This requirement is monitored until the retained tax loss carryforwards have been fully utilized.

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

As of December 31, 2021, we estimate unrecognized NOL carryforwards for German tax purposes of €75.3 million available which have not yet been assessed. However, we have not recognized a deferred tax asset for tax losses carried forward in our consolidated financial statements, see “Item 18. Financial Statements—Notes to the consolidated financial statements as of December 31, 2021 and 2020 and for the three years ended December 31, 2021, 2020 and 2019”. Future changes in share ownership may also trigger an ownership change and, consequently, a Section 8c KStG or a Section 10a GewStG limitation. Any limitation may result in the expiration of a portion or the complete tax operating loss carryforwards before they can be utilized. As a result, if we earn net taxable income, our ability to use our pre-change net operating loss carryforwards to reduce German income tax may be subject to limitations, which could potentially result in increased future cash tax liability to us.

Although we do not believe that we were a “passive foreign investment company,” or a PFIC, for U.S. federal income tax purposes for 2021, we may be a PFIC for 2022 or one or more future taxable years. If we are a PFIC for any taxable year, U.S. shareholders may be subject to adverse U.S. federal income tax consequences.

Under the Internal Revenue Code of 1986, as amended (the “Code”), we will be a PFIC for any taxable year in which, after the application of certain look-through rules with respect to our subsidiaries, either (i) 75% or more of our gross income consists of passive income or (ii) 50% or more of the average value of our assets (generally determined on a quarterly basis) consists of assets that produce, or are held for the production of, passive income. Passive income includes, among other things, dividends, interest, certain non-active rents and royalties, and investment gains. For these purposes cash is generally a passive asset. Goodwill is generally an active asset to the extent associated with business activities that produce active income. Based on our current operations and composition of our income and assets, and certain estimates as to the value of our assets, we do not believe that we were a PFIC for our 2021 taxable year. However, there can be no assurance that the Internal Revenue Service (the “IRS”) will agree with our conclusion. In addition, whether we will be a PFIC in 2022 or any future taxable year is uncertain because, among other things, (i) we currently own, and expect to continue to own, a substantial amount of passive assets, including cash, (ii) the value of our assets that generate non-passive income for PFIC purposes, including our intangible assets, is uncertain and may vary substantially over time (and may be determined, in large part, by reference to our market capitalization, which has been, and may continue to be, volatile) and (iii) the composition of our income may vary substantially over time. Accordingly, there can be no assurance that we will not be a PFIC for any taxable year.

If we are a PFIC for any taxable year during which a U.S. investor holds our common shares, we will continue to be treated as a PFIC with respect to that U.S. investor for all succeeding years during which the U.S. investor holds our common shares, even if we cease to meet the threshold requirements for PFIC status, unless certain exceptions apply. Such a U.S. investor may be subject to adverse U.S. federal income tax consequences, including (i) the treatment of all or a portion of any gain on disposition as ordinary income, (ii) the application of an additional tax effectively representing deferred interest charge on such gain and the receipt of certain dividends and (iii) compliance with certain reporting requirements. We do not intend to provide the information that would enable investors to make a qualified electing fund election (a “QEF Election”) that could mitigate the adverse U.S. federal income tax consequences should we be classified as a PFIC.

For further discussion, see “Item 8. Financial Information—E. Taxation—Material U.S. Federal Income Tax Considerations for U.S. Holders.”

If a U.S. person is treated as owning 10% or more of our stock by vote or value, such person may be subject to adverse U.S. federal income tax consequences.

If a U.S. person is treated as owning (directly, indirectly or constrictively) 10% or more of our stock by value or voting power, such person generally will be treated as a “United States shareholder” with respect to each “controlled foreign corporation” (a “CFC”) in our group. A CFC is a non-U.S. corporation more than 50% of the stock (by voting power or value) of which is owned (directly, indirectly or constructively) by “United States shareholders.” We have not determined whether we are a CFC. However, even if we are not a CFC, under certain ownership attribution rules our non-U.S. subsidiaries could be treated as owned by our U.S. subsidiary and thus may be treated as CFCs. A United States shareholder of a CFC may be subject to additional U.S. federal income tax liabilities and reporting requirements. We do not intend to furnish to any information that may be necessary for United States shareholders, if any, to comply with the CFC rules. U.S. investors that may be treated for purposes of the CFC rules as owning 10% of our stock by voting power or value should consult their tax advisers regarding the potential application of these rules in their particular circumstances.

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

Furthermore, in accordance with the Dutch Corporate Governance Code, or DCGC, shareholders who have the right to put an item on the agenda for our general meeting or to request the convening of a general meeting shall not exercise such rights until after they have consulted our management board. If exercising such rights may result in a change in our strategy (for example, through the dismissal of one or more of our managing directors or supervisory directors), our management board must be given the opportunity to invoke a reasonable period of up to 180 days to respond to the shareholders’ intentions. If invoked, our management board must use such response period for further deliberation and constructive consultation, in any event with the shareholder(s) concerned and exploring alternatives. At the end of the response time, our management board, supervised by our supervisory board, shall report on this consultation and the exploration of alternatives to our general meeting. The response period may be invoked only once for any given general meeting and shall not apply (i) in respect of a matter for which a response period has been previously invoked or (ii) if a shareholder holds at least 75% of our issued share capital as a consequence of a successful public bid.

Moreover, our management board, with the approval of our supervisory board, can invoke a cooling-off period of up to 250 days when shareholders, using their right to have items added to the agenda for a general meeting or their right to request a general meeting, propose an agenda item for our general meeting to dismiss, suspend or appoint one or more managing directors or supervisory directors (or to amend any provision in our articles of association dealing with those matters) or when a public offer for our company is made or announced without our support, provided, in each case, that our management board believes that such proposal or offer materially conflicts with the interests of our company and its business. During a cooling-off period, our general meeting cannot dismiss, suspend or appoint managing directors and supervisory directors (or amend the provisions in our articles of association dealing with those matters) except at the proposal of our management board. During a cooling-off period, our management board must gather all relevant information necessary for a careful decision-making process and at least consult with shareholders representing 3% or more of our issued share capital at the time the cooling-off period was invoked, as well as with our Dutch works council (if we or, under certain circumstances, any of our subsidiaries would have one). Formal statements expressed by these stakeholders during such consultations must be published on our website to the extent these stakeholders have approved that publication. Ultimately, one week following the last day of the cooling-off period, our management board must publish a report in respect of its policy and conduct of affairs during the cooling-off period on our website. This report must remain available for inspection by shareholders and others with meeting rights under Dutch law at our office and must be tabled for discussion at the next general meeting. Shareholders representing at least 3% of our issued share capital may request the Enterprise Chamber of the Amsterdam Court of Appeal, or the Enterprise Chamber (Ondernemingskamer), for early termination of the cooling-off period. The Enterprise Chamber must rule in favor of the request if the shareholders can demonstrate that:

●	our management board, in light of the circumstances at hand when the cooling-off period was invoked, could not reasonably have concluded that the relevant proposal or hostile offer constituted a material conflict with the interests of our company and its business;
●	our management board cannot reasonably believe that a continuation of the cooling-off period would contribute to careful policy-making; or

other defensive measures, having the same purpose, nature and scope as the cooling-off period, have been activated during the cooling-off period and have not since been terminated or suspended within a reasonable period at the relevant shareholders’ request (i.e., no ‘stacking’ of defensive measures).

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

Our share price might fluctuate, as a result of which you could lose a significant part of your investment.

The market price of our common shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

●	financial analysts ceasing to cover our common shares or changes in financial estimates by analysts;
●	actual or anticipated variations in our operating results;
●	changes in financial estimates by financial analysts, or any failure by us to meet or exceed any of these estimates, or changes in the recommendations of any financial analysts that elect to follow our common shares or the shares of our competitors;
●	announcements by us or our competitors of significant contracts or acquisitions;
●	future sales of our shares; and
●	investor perceptions of us and the industries in which we operate.

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

Our capital expenditures for 2021, 2020 and 2019 amounted to €5,702 thousand, €16,547 thousand and €7,576 thousand, respectively. These expenditures were primarily for property, plant and equipment and intangible assets. For further details see Item 4B below.

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

B.Business Overview

We are a strong partner for patients, physicians, and biopharma companies, from diagnostics to discovery, clinical development, market access & expansion in rare, metabolic, and neurodegenerative diseases. We are a commercial-stage company that transforms real-world clinical and multi-omics data into superior insights to the diagnosis, drug discovery and treatment of rare disease patients. We are developing a global proprietary rare disease platform based on our real-world data and biological repository representing approximately 650,000 individuals from over 120 different countries as of December 31, 2021. Our platform includes epidemiologic, phenotypic and genetic and multi-omics data that reflects a global population, and also a biobank of these patients’ biological samples. We believe this represents the only platform that comprehensively analyzes multi-level data to improve the understanding of rare, metabolic, and neurodegenerative hereditary diseases, which can aid in the identification of patients and improve our pharmaceutical partners’ ability to bring orphan drugs to the market. As of December 31, 2021, we collaborated with 33 pharmaceutical partners on projects targeting over 46 different rare diseases.

A rare disease, by definition in the United States, is a disease that affects 200,000 or fewer people. However, with over 7,000 currently identified rare diseases, they in aggregate affect more than 350 million people globally. Rare diseases can be severe and often take years to diagnosis. On average it takes six to eight years for a patient with a rare disease to be diagnosed. This underscores the significant unmet need for high-quality genetic or other information in the rare disease space for the early identification and effective treatment of patients. Despite legislative initiatives and continued investment in rare disease drug development, significant unmet need still exists. Of the 7,000 identified rare diseases, it is estimated that 80%, or 5,600, have a genetic origin and, of these rare hereditary diseases, less than 5%, have an FDA approved treatment. The introduction of new treatments and development of cost-effective drugs are constrained by a number of factors including: a lack of high-quality information regarding the clinical heterogeneity of medical symptoms, lack of comprehensive and curated medical data, difficulties in the early identification of patients, lack of biomarkers and difficulties in understanding market size and epidemiology.

Our business is comprised of solutions for both physicians and their patients, as well as biopharma/ pharmaceutical companies. Our diagnostics solution typically starts with specialist physicians requesting diagnostic information to identify or confirm a rare disease by sending us their patients’ blood samples on our proprietary dried blood spot collection kit that bears the CE Mark - the CentoCard. With highly advanced technology, our BioDatabank and our team of medical experts, we then deliver reports back to the physicians that contain what we believe is critical information containing genetic, proteomic, metabolomic information, or some combination, depending on what is most salient for each case. We also input this data to our Centogene BioDatabank.

For our pharmaceutical partners, we are able to provide various valuable information using our platform. For instance, with the access to the data in our repository and biomaterials in our biobank, we have successfully developed biomarkers by applying highly sophisticated tools, including mass spectrometry technologies, together with artificial intelligence capabilities in an efficient and cost effective manner. Biomarkers are important in orphan drug development as well as post commercialization monitoring, by demonstrating the efficacy of existing and new drugs, performing longitudinal monitoring and informing necessary titration for individual rare disease patients. Newly identified biomarkers may also have the potential to become validated disease modifiers, opening up opportunities for new therapeutic approaches. As of December 31, 2021, we have developed 11 biomarkers covering 10 diseases. We have also commercialized many biomarkers as laboratory developed tests for AADC deficiency, Fabry disease, Gaucher disease, Niemann-Pick Type A/B and Niemann-Pick Type C diseases.

In December 2018, the FDA issued a statement that supports the use of real-world evidence to accelerate drug development and to monitor the safety of drugs after they have been commercialized. Moreover, in February 2019, the FDA also issued a revised draft guidance for drug discovery in rare diseases, including a discussion of the benefits of using biomarkers as surrogate endpoints (the outcomes of which can be measured against therapy effectiveness in clinical trials). We believe that this guidance from FDA, acknowledging the benefits of the use of both real-world evidence and biomarkers, further validates the value of our global proprietary rare disease platform and our biomarkers.

We historically have offered solutions to our pharmaceutical parties and clients through two business segments. In addition, the COVID-19 pandemic, which began in December 2019, resulted in our recognizing, as of the beginning of Q3 2020, a separate reportable segment comprising our COVID-19 diagnostics business. Our historical business segments – pharmaceutical and diagnostics – remain our core business segments. Our pharmaceutical segment provides a variety of products and services to our pharmaceutical partners, including target discovery, early patient recruitment and identification, epidemiological and patient population sizing insights, biomarker discovery and patient monitoring and follow-up. Our information platforms, our access to rare diseases patients and their biomaterials and our ability to develop proprietary technologies including biomarkers enable us to provide services to our pharmaceutical partners in all phases of the drug development process as well as post-commercialization. Revenues in our pharmaceutical segment are generated primarily from collaboration agreements with our pharmaceutical partners, which are structured on a fee per analysis basis, milestone basis, fixed fee basis, royalty basis or a combination of these. For the year ended December 31, 2021, €15,641 thousand, or 8.2%, of our total revenues were derived from our pharmaceutical segment. For the year ended December 31, 2020, €16,951 thousand, or 13.2%, of our total revenues were derived from our pharmaceutical segment.

Our diagnostics segment provides targeted genetic sequencing and diagnostics services to patients through our distribution partners and clients, who are typically physicians, labs or hospitals. Since our inception in 2006, we have been spearheading advanced diagnostic solutions using advanced technologies and techniques applied across multiple analysis. As of December 31, 2021, we believe we offer the broadest diagnostic testing portfolio for rare diseases, covering over 19,000 genes using over 10,000 different tests.

Revenues from our diagnostics segment are typically generated by set fees per diagnostic test or per bundle of diagnostic tests under contracts with our clients. For the year ended December 31, 2021, €27,900 thousand, or 14.7%, of our total revenues were derived from our diagnostics segment. For the year ended December 31, 2020, €22,108 thousand, or 17.2%, of our total revenues were derived from our diagnostics segment.

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

For the year ended December 31, 2021, we received over 120,800 test requests in total for both our pharmaceutical and diagnostics segments, as well as for our internal research projects, bringing the total number of test requests received in the period from January 1, 2016 to December 31, 2021 to approximately 639,500. Compared to the total number of patients in our repository as of December 31, 2021, this shows that approximately 86% of our data and biomaterials came from the last five years, which is an important factor when it comes to recruiting patients for clinical trials and clinical studies, considering the short average life expectancy of rare disease patients.

Revenues generated through the COVID-19 segment for the year ended December 31, 2021 represented 77.1% of our total revenues. To support its test offerings, we acquired laboratory facilities and equipment, developed a Corona Test Portal and leased laboratory space at several locations in Germany. Total investments in COVID-19 testing during the year ended December 31, 2021 amounted to €2.8 million, of which €2.4 million, are included in property, plant and equipment. An amount of €0.4 million is included in intangible assets and relates to the development of the Corona Test Portal.

The graphic below shows the cumulative test requests for the diagnostics, pharmaceutical and COVID-19 segments, as well as test requests received for our internal research projects during the period from January 1, 2016 to December 31, 2021. The testing expenses relating to requests received for our internal research projects were included in Corporate as they did not generate any revenue and cannot be allocated to either of our three business segments.

For the fraction of the pharmaceutical, diagnostics and corporate tests, for which we have optional research consent from the patients in our BioDatabank, we are able to retest their biomaterials in our biobank.

The graphic below shows the cumulative 233,500 test requests received from our diagnostics segment in the period from January 1, 2016 to December 31, 2021, split by different type of analysis.

“Standard genetic” testing includes our single gene, CNV and mutation quantification products.

From our inception in 2006, Centogene has been focused on changing the way patients with rare diseases are treated. Our laboratory at our headquarters in Rostock, Germany, as well as our Cambridge, Massachusetts facility, are equipped with the most advanced technologies from thirteen different diagnostic platforms and, as of December 31, 2021, together employ approximately 808 highly qualified personnel (including consultants) from over 55 nationalities. In addition to our laboratories, we have sales and administrative offices located in Berlin (Germany), Cambridge (Massachusetts, United States), Vienna (Austria), Dubai (United Arab Emirates), Delhi (India) and Zug (Switzerland), allowing us to further expand our international footprint.

Strategy

Our strategic objective is to be an essential partner for patients, physicians, and biopharma companies, from diagnostics to discovery, clinical development, market access & expansion in rare, metabolic and neurodegenerative diseases. We aim to improve the diagnosis and treatment of rare, metabolic, and neurodegenerative diseases by transforming real-world clinical and genetic and multi-omics data into actionable information for patients, physicians, and pharmaceutical companies, and unlocking critical knowledge that will guide and accelerate orphan drug development. To achieve this objective, our strategy is to:

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

•

Further our leadership position in rare diseases and continue to build upon our data BioDatabank, which we believe is the world’s largest, and most comprehensive repository for rare disease patient data. Since our Company’s founding in 2006, we have been focused on collecting clinical, phenotypic and genomic data for patients with rare hereditary diseases. We plan to continue growing this repository of information and biological samples through the identification of additional patients by expanding our clinical network, which will facilitate more effective new drug development. This synergistic model will allow us to maintain our competitive advantage of having what we believe is the world’s largest curated data and sample repository for rare hereditary diseases.

•

Accelerate the discovery and development of orphan drugs for new and existing pharmaceutical partners. We are focused on leveraging our vast knowledge-base to support drug development for the rare disease industry in various ways. We intend to continue expanding the scope of these collaborations as well as our network of partners, and in particular commencing our collaboration at an earlier stage of the drug development by our partners. Our services span the full spectrum of diagnostics, drug discovery and development, including in vitro molecular screening (or target discovery), clinical development, incl. epidemiological studies, biomarker development as well as patient recruitment and identification, and to market access & expansion. We believe this offering supports the speed and efficiency of our pharmaceutical partners’ drug development efforts and accelerate bringing new diagnostic and treatment solutions to rare hereditary disease patients. In the most attractive areas, we may establish and pursue our own discovery programs or co-invest into partnered programs. This includes the building up of our Disease Avatars.

•

Evolve our business to share in more of the value we provide to our pharmaceutical partners. Our database is also valuable beyond drug discovery, as the biomarkers can be relevant for patient stratification and monitoring. Our database has multiple additional applications such as patient identification for therapeutic trials and treatment. For example, by identifying patients with a specific characteristic that are eligible for a clinical trial, we can reduce the time of clinical trial patient enrollment for our pharmaceutical partners. Reducing this enrollment time is often critically important in rare disease as the small number of patients of each disease can cause long enrollment periods.

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

According to research published in the European Journal of Human Genetics in September 2019, a conservative, evidence-based estimate for the population prevalence of rare diseases is 3.5-5.9%, which equates to 263 to 446 million people affected globally at any point in time. According to the International Rare Diseases Research Consortium, there were over 800 new rare diseases identified between 2010 and 2019.

Cause of Rare Diseases

While there are many causes of rare diseases, approximately 5,600 are due to genetic mutations which are hereditary and passed from one generation to the next. Genes direct the production of proteins, make up body structures like organs and tissue, as well as control chemical reactions and carry signals between cells. If a cell’s DNA is mutated, a dysfunctional protein may be produced, which can lead to a disease. Therefore, one way in which rare diseases can be diagnosed is by identifying the specific mutations in a patient’s DNA, even without the manifestation of physical symptoms. To date, there are estimated to be approximately 4,700 rare genetic diseases that can be diagnosed by diagnostic sequencing tools. Despite these advancements in science and availability of next-generation sequencing (“NGS”) technologies, rare diseases are complex and an underlying genetic cause for approximately 1,400 rare diseases is still unknown.

In addition, new genetic mutations associated with identified rare diseases are discovered every year, and as a result, rare genetic diseases that can be diagnosed need to be continuously updated with the new information, otherwise the diagnosis provided becomes inaccurate over time. Furthermore, capabilities to deeply characterize patients with rare genetic variants including RNA (transcriptomic) analysis, peptide and protein (proteomic) analysis, and functional assays and metabolite (metabolomic) analysis help significantly to delineate mechanisms of disease and thereby characterize molecular markers of disease beyond the “naked” disease causing variants which is captured through DNA sequencing.

Manifestation and Diagnosis of Rare Diseases

Because of phenotypic heterogeneity, rare disease manifestations vary in onset and severity and many rare diseases exhibit a number of variations or sub-types. Almost 70% of the rare genetic diseases are pediatric onset, which means symptoms may be observed at birth or in childhood, as is usually the case with Spinal Muscular Atrophy, neurofibromatosis and chondrodysplasia. The remaining rare genetic diseases manifest symptoms during adulthood. Given the delayed onset and large variance in the symptoms that can manifest, the vast majority of these patients are misdiagnosed, years after the onset of symptoms the true molecular etiology is often not yet identified.

Given the multifaceted genetic and phenotypical nature of rare diseases, diagnosis is complex and requires specialist knowledge. It is often difficult for rare disease patients to find healthcare professionals with adequate experience. If diagnosis, treatment and management are not led by specialists, it may result in an incorrect diagnosis and inappropriate treatment, which can result in poorer patient outcomes. In addition, comprehensive phenotypical information on rare diseases is not always captured, and as a result, symptoms are often misinterpreted and patients are often not properly diagnosed, in particular when patients with such symptoms present to physicians who have never encountered rare diseases before. Even though genetic testing is the current accepted standard for making a diagnosis, these tests are not readily available to general practitioners on a global scale. Furthermore, there are still knowledge barriers that prevent the full interpretation of data obtained from such tests.

Delay to diagnosis is commonly experienced by patients and is due to poor awareness of rare diseases by health professionals, limited availability of molecular testing, and the small number of patients affected. This delay in diagnosis can be significant for many patients and may lead to irreversible progression of the patient’s condition, in particular when children are suffering from rare diseases. For example, in the United Kingdom and the United States, the average time to obtain a correct diagnosis for rare diseases was found to be five to seven years, and in this time there were two to three incorrect diagnoses for a given condition. Pediatric rare disease patients can experience an even more significant delay in diagnosis. Across both pediatric and adult patient populations, approximately 90% of rare disease patients are typically undiagnosed. For example, the National Institutes of Health estimate that there are approximately 50,000 Fabry disease patients in the United States, whereas only 4,000 to 5,000 are currently diagnosed. As a result of incorrect and delayed diagnosis, unnecessary tests and treatments are often carried out and in some cases treatment windows are missed entirely.

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

Orphan drug legislation in the United States has made significant improvements in encouraging the development of new drugs to treat rare diseases. Since the passage of the Orphan Drug Act and subsequent amendments to the orphan drug regulations, the FDA has granted over 5,000 orphan drug designations. Moreover, the FDA’s Center for Drug Evaluation and Research (“CDER”) approved 50 novel drugs in 2021, among which 52% were approved for treatment of orphan diseases, down from 58% in the previous year. During the year ended December 31, 2021, CDER has approved more than twice as many orphan drugs than in the previous 10 years, with a total of 221 novel orphan drugs approved from 2012 to 2021, as compared to 79 approvals for the period from 2003 to 2012.

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

Due to these legislative initiatives, there has been an increase in investment and activity in the rare disease drug development space. According to a new report from Global Genes, a leading rare disease advocacy organization, investment in rare diseases is gaining momentum. In 2021, drug developers invested a total of US$22.9 billion for research on rare disorders, an increase of 28% compared to 2020. It is estimated that Orphan invoice spending has been increasing at a rate of over 14% for the last five years, and faster than other specialty or traditional drugs for the past four years. These investments are expected to lead to the approval of new rare disease drugs, which, according to market research, are expected to grow at a CAGR of 11.2% from 2019 to 2024 to $217 billion, capturing approximately 18% of worldwide prescription sales.

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

Our Vision

We have an integrated approach with a detailed, global understanding of the genetic basis and the clinical phenotype of rare hereditary diseases, which we believe will unlock the ability to target rare, metabolic, and neurodegenerative diseases and provide critical knowledge that will guide drug development and monitoring, and ultimately improve patient care. We perform analysis on the patients’ data that we receive from our pharmaceutical and diagnostics businesses as well as from our research projects using a multi-omics approach, which combines genomics, proteomics, metabolomics and phenomics. The combination of multi-omics provides deep insights in the pathogenesis of rare hereditary diseases. The value in such a holistic diagnostics process has resulted in a shift from data generation to interpretation-based diagnostics, whereby the development and use of biomarkers and tests is the central element to bring rationality to treatment decisions for rare disease patients. High-quality, standardized clinical information supporting medical interpretation is a crucial element of the diagnostic process and leads to greater knowledge of the causes and symptoms of rare diseases. We believe a combination of worldwide data and detailed access to phenotype, genotype, transcriptomics, proteomics and metabolomics data will aid in the development of new treatments and reduce the costs associated with orphan drug development.

Our Platform—An Integrated, Knowledge-Based System

To deliver on this vision, we have developed a global real-world data based proprietary platform that we believe will improve methods for identifying and monitoring rare diseases and provide solutions that accelerate the development of orphan drugs.

At the core of our platform is our BioDatabank, allowing us to assemble an extensive knowledge base in rare hereditary diseases. We collect this detailed level of data in our repository through our easy-to-use CentoCard, a CE-Marked dried blood spot collection kit, captures blood samples of potential rare disease patients with a low cost of distribution, accompanied by the patients’ medical histories and completed consent forms from the physicians. The data is then validated by professionals using a systematic and scientific approach creating what we believe to be the world’s largest curated database for rare disease variants.

This systematic and thorough process results in information-based offerings that are beneficial for our pharmaceutical partners. This includes the ability to derive diagnostic solutions to accurately identify rare disease patients and the ability to identify new biomarkers, which help streamline and accelerate the path to approval for new drugs. As we facilitate the development of new drugs and the identification of more patients, an increasing number of patients are involved in clinical trials, which leads to even more diagnostic information being added to our repository. This synergistic model allows us to continuously enhance our own expertise and support pharmaceutical knowledge in the rare disease field. A graphical description of our platform is shown below:

The Strengths of Our Platform

Our platform is intended to streamline and accelerate the development of treatments for rare, metabolic, and neurodegenerative diseases, and aids in the understanding of how to identify new rare disease patients and how to recognize and quantify market opportunities in patient populations. We believe we offer the following solutions for the industry:

•

Extensive repository to identify rare disease patients: Our BioDatabank includes epidemiologic, phenotypic and genetic data that reflects a global population, and also a biobank of these patients’ blood samples. This capability has been facilitated by our development of the CentoCard, a convenient logistical solution. CentoCard is CE-Marked and easily stored, allowing for massive amounts of data aggregation from around the world. Additionally, where we have optional research consent from the patients in our BioDatabank, we have the ability to retest their biomaterials in our biobank. We are able to provide information about available treatment options to the physicians in our medical reports, therefore adding to the physician’s decision-making tools in determining treatment for the patients. We believe this solution reflects the largest repository of rare disease patient data, thereby allowing us to assemble a knowledge base from which to derive accurate diagnoses and epidemiological information. We have relationships with a global network of specialists at rare disease “centers of excellence”, with these relationships and the logistical advantages of our CentoCard product, we are able to continuously grow our repository from the collection of new patient samples and related patient data.

•

Ethnically diverse datasets: Our BioDatabank has the advantage of holding samples from a broad range of ethnicities. Our repository covers a substantial majority of ethnicities, as we have performed diagnostic tests for patients in over 120 countries. Without the ability to recognize ethnicity-specific patterns, the interpretation of genetic variants in patients is difficult and a patient’s physician may fail to find an accurate diagnosis. The mutation frequency distribution within one ethnicity can vary significantly from that of other ethnic groups within the same rare disease population. For example, a mutation in the Caucasian population might have a significant functional impact and cause a disease, but the exact same mutation in the Mongolian population might be without any functional consequence. Also, studies have shown that of the more than 1,893 Cystic Fibrosis mutations identified, patients of different ethnicities were subject to different types of genetic mutations. With access to data from a more diverse patient population, we are able to improve the interpretation of genetic variants, whether benign or causative.

•

Curated information in our unique BioDatabank: We have built a truly differentiated BioDatabank of multi-modal data, including sociodemographic, clinical, multi-omics data as well as biomaterial of over 650,000 individuals. As of December 31, 2021, our BioDatabank included approximately 650,000 individuals and more than 400,000 of dried blood spots cards stored in our own physical biobank which enables retrospective analysis for research consented samples. Whole Exome Sequencing data and Whole Genome Sequencing data is available for approximately 84,000 and 14,000 individuals, respectively. Equally notable is our network of approximately 29,000 active physicians with whom we have been in contact in the last five years.

•

Geographic diversity: Our BioDatabank includes individuals representing over 120 different countries. It is observed that the largest share of data within our BioDatabank relates to Europe followed by the Middle East. In Europe, Germany and Italy are the top contributors. Germany, being the country we have our origin, registers a high count of individuals. In the Middle East, Saudi Arabia and Iran contribute a large inflow of patients. Many cases of genetic rare diseases are observed in these regions and we have established a strong network of physicians.

•

CentoMD: CentoMD is a subset of Centogene’s BioDatabank that contains among others genetic, demographic and phenotypic data on patients with issued clinical reports. CentoMD was designed to filter data for gene specific variants or variants associated to certain phenotypes. More recently, we have focused on the BioDatabank as a whole to leverage its complete data modalities for patients and customers.

•

Data Creation: Our team of scientists collects, annotates and reviews the phenotypic, genetic and other clinically relevant data of patient samples to ensure the highest medical validity of each sample. We also employ Human Phenotype Ontology (“HPO”) coding to accurately track and standardize sample phenotype and genotype data. The data curation is performed by our professional scientists with strong backgrounds in human genetics. Our methodological approach to information curation ensures we provide highly accurate data relevant to clinical diagnoses and decision-making. In this way, our Centogene BioDatabank brings rationality to the interpretation of global genetic data.

Therapeutic areas and disease focus

Our broad expertise in rare diseases genetics is reflected in its BioDatabank share of rare disease cohorts. The BioDatabank host comprehensive clinical, genetic and other omics data for more than 300 disease cohorts with at least 20 molecular genetic diagnosed individuals.

Our data from genetically diagnosed patients encompasses the whole spectrum of diseases, with a focus on metabolic and neurological disorders. In total, more than 12 therapeutic indications are covered, including dysmorphology, bone, skin, immunological, tumoral, gastrointestinal, hematological, and cardiovascular disorders, among others.

In addition to powering our diagnostic capabilities, the BioDatabank’s depth and richness of information has allowed us to uncover and describe new gene-disease associations. The BioDatabank also powers our R&D efforts to explore and validate candidate biomarkers and potential new therapies for some of the diseases on which we are experts.

We are prioritizing rare metabolic and neurological disorders, with a focus on Gaucher, Niemann-Pick type C, and genetic Parkinson’s disease.

As an initial step to achieve this goal for these ‘top 3 diseases’, we aim to enrich and integrate all omics data within these three cohorts, creating so called Disease Avatars. The Disease Avatars reflect diverse datasets from 100-500 patients as well as 10-20 patient-derived cell lines, generating a model representation of the disease phenotype of pathway.

Avatars will enable a rapid R&D cycle by generating data-driven insights and developing a better understanding of disease biology. The multimodal data within the Avatars by generating data-driven insights and hypotheses and validating them via patient-derived cell models aim to recapitulate the human disease in silico and in a dish, allowing us to better understand disease pathophysiology and to identify and test drug candidates in these models.

They will aid in solving unmet medical needs for the patients and their families, allowing better diagnostics, uncover the biological factors that determine diverse disease outcomes (disease modifiers), discover/validate useful disease biomarkers, and mine candidate drug targets.

Data Governance

In 2021 Centogene introduced a new data governance roadmap that defines the major workstreams to further improve our use of sensitive data in an environment with ever growing regulatory and business demands. In this context, we understand data governance as the critical success factor to protect our patients’ privacy according to the highest legal and ethical standards, but also to enable a maximum flexible use of data to reveal innovative insights making the crucial difference for our patients and medical research partners. Thus, data governance plays a central role in our data strategy by offering transparency on our data and its underlying policies and defining a framework ensuring that data users can access high quality data in an efficient, trustworthy and secure manner. We constantly improve and align our activities to satisfy the evolving requirements of internal and external audits and aim to build with future scaling in mind. In this context, the increased understanding of the availability, interpretation and visibility of optional research consent was an important data governance initiative we executed in 2021. It offered us a clear view of the amount of data available for different use cases and gave important indications regarding our way forward with the data governance setup.

Our Core Business Commercialization Strategy

We are committed to improving the lives of rare disease patients by improving methods for identifying and monitoring rare diseases and providing solutions that accelerate the development of orphan drugs.

Our solutions from our core businesses are offered to our clients via two channels:

•

Pharmaceutical: Our BioDatabank, clinical network, and CAP/CLIA diagnostic capabilities enable partnership offerings to our pharmaceutical partners across all phases of the drug discovery and development process as well as post-commercialization.

•	Research and drug development partnerships: portfolio prioritization, drug target and biomarker discovery, disease models and translational science
•	Clinical development partnerships: real world data sets, study design and site feasibility, patient recruitment and centralized lab support
•	Market access and expansion: product launch strategy & pricing, market access and label expansion, and diagnostic solutions

Revenues from our pharmaceutical segment are generated primarily from partnership agreements with our pharmaceutical partners, which can be structured on a fee per analysis basis, milestone basis, fixed fee basis, royalty basis or a combination of these. For the year ending December 31, 2021, €15.6 million, or 8.2%, of our total revenues were derived from our pharmaceutical segment. For the year ended December 31, 2020, €17.0 million, or 13.2%, of our total revenues were derived from our pharmaceutical segment.

•

Diagnostics: Our diagnostics segment provides targeted genetic sequencing and diagnostics services to patients through our distribution partners or our clients, who are typically physicians, labs or hospitals. As of December 31, 2021, we believe we offer the broadest diagnostic testing portfolio for rare diseases, covering over 19,000 genes using over 10,000 different tests. Revenues from our diagnostics segment are typically generated by set fees per diagnostic test or per bundle of diagnostic tests under contracts with our clients. In turn, the data collected from our diagnostics services allow us to continue to grow our repository and our BioDatabank. For the year ended December 31, 2021, €27.9 million, or 14.7%, of our total revenues were derived from our diagnostics segment. For the year ended December 31, 2020, €22.1 million, or 17.2%, of our total revenues were derived from our diagnostics segment.

Pharmaceutical Solutions

We are committed to accelerating the orphan drug development process for our pharmaceutical partners. As of December 31, 2021, we collaborated with 33 pharmaceutical partners. In 2021, we entered into 18 new collaborations and completed 39 collaborations, resulting in a total of 45 active collaborations. Over 46 different rare diseases are covered by our current and historic collaborations. We provide information solutions and diagnostic services to our pharmaceutical partners in all phases of drug development and treatment, including discovery, preclinical development and clinical development, as well as post-market care. The below chart demonstrates the scope of our pharmaceutical services to each stage of the drug development process:

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

Epidemiological Studies

The ability of pharmaceutical companies to identify patients early and to optimize their clinical trials is key to the development of treatments for rare diseases. We offer epidemiological studies that will provide our partners with important study design and site feasibility data as well as identify the right patients for future clinical studies. Epidemiological studies can target a specific country or region of interest thereby enabling a better understanding of market potential.

Through partnership, our pharma partners are able to specify the rare disease of interest as focus for an interventional clinical trial, and we identify the available epidemiological data and enhance the data with genetic and phenotypic information from our BioDatabank. From there, our pharmaceutical partners are able to better understand and define specific conditions or eligibility criteria that patients must meet for a clinical study.

We then perform a patient selection and identification program. We start by identifying existing patients in our BioDatabank who fit the defined criteria. If a patient sample is included in our sample repository but not yet tested to the level required for the trial, we run a diagnostics test to confirm if the patient meets the study criteria. If we need to find a larger cohort of patients than is currently included in our database or in our sample repository, we leverage our global network of partners, key opinion leaders, clinical labs and specialist physicians to help identify new patients who are at risk of developing, or have developed, the particular disease, in line with our pharmaceutical partners’ defined patient cohort criteria. As a result, we are able to help our pharmaceutical partners optimize their clinical trials by more effectively selecting relevant patient groups and by leveraging our detailed understanding of the epidemiological data of the specific disease.

Metabolic Biomarker Development

Biomarkers are key tools employed across the continuum of rare disease drug development. Namely, they are utilized to support diagnosis, serve as a companion diagnostic to demonstrate treatment efficacy, as well as monitor disease progression. Furthermore, biomarkers enable more efficient and economical patient diagnosis than genetic testing and allow mass screening programs for large patient cohorts. Biomarkers can also be relevant for precision medicine or for stratification.

In the development of a high-quality biomarker for a given rare disease, both heterogenous and homogeneous cohorts of patients with known phenotypic and genotypic aspects are needed to identify/validate the sensitivity and specificity of a biomarker for a given disease. We believe our BioDatabank contains the largest curated mutation database for rare diseases as well as a vast source of healthy control individuals against whom we are able to identify the characteristics of unique biomarkers. Therefore, we believe we are ideally positioned to lead the market in rare disease biomarker development.

As of December 31, 2021, eleven biomarker assays have been completed covering ten rare diseases, including AADC deficiency, Cystic Fibrosis, Fabry disease, Faber disease, Gaucher disease, Hereditary Angioedema Disease (“HAE”), Niemann-Pick Type A/B and Niemann-Pick Type C diseases.

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

Genetic Screening of High Risk Populations

Once a treatment is available for a rare disease, early identification of patients is critical so that patients can be treated before they have reached the stage of irreversible progression. We are able to support our pharmaceutical partners in market access and label expansion through patient identification efforts by leveraging our knowledge and performing genetic and biochemical screening on large groups of patients with the risk profile of a given rare disease. Most often, we do this by using our biomarkers, which is economically efficient. If a positive diagnosis is concluded, we provide physicians with information on relevant treatment options, which helps physicians make clinically relevant decisions for the treatment of their patients. For negative diagnoses, no further confirmatory genetic or other testing is necessary. We provide each patient’s physician with a diagnostic report.

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

In July 2019, we entered into a collaborative research agreement with Shire related to HAE Kininogen assay mass spectrometry testing and screening. Both parties obtained the limited right to use each other’s data and intellectual property related to such testing and screening for the sole purpose of performing research under the agreement. This study was finalized in December 2021.

In June 2021, we entered into a collaboration with GWT (a German company contracted by Takeda) to provide laboratory testing services for a study on thrombocytopenic patients that potentially suffer from Gaucher disease (PRAGMATIC Diagnose study).

In December 2021, we extended our Global Master Service Agreement with Takeda to March 2023. This continuous partnership allows us to continue diagnosing and connecting rare disease patients globally.

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

Denali Therapeutics (“Denali”)

In September 2018, we entered into a strategic collaboration with Denali for the global identification and recruitment of LRRK2 positive Parkinson’s disease patients. We will utilize our CentoCard and extensive network with centers of excellence to conduct a targeted global recruitment campaign focused on the early identification and characterization of LRRK2 positive Parkinson’s patients for the recruitment into Denali’s clinical trials. Given that we believe Denali’s study is the lead clinical investigation of LRRK2 inhibitors for the treatment of Parkinson’s disease, there is no large global existing cohort of identified patients with the LRRK2 mutation in the early phase of the disease. We aim to overcome those challenges and accelerate the enrollment of further patients into this clinical study and consequently facilitate Denali’s drug development process. In connection with this collaboration, we receive ongoing payments for patient enrollments and are eligible for success-based and commercial milestones and reimbursement of selected costs. In May 2021, we extended our partnership with Denali to recruit and test an additional 2,500 patients for the study of Parkinson's disease genetics in order to diagnose patients earlier and accelerate personalized Parkinson’s treatments.

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

Our Diagnostic Solutions

Overview and Product Offering

Our diagnostic solutions segment provides diagnostic testing services to patients exclusively through our network of distribution partners and our diagnostics clients, who are typically physicians, laboratories, universities, or hospital facilities. Our diagnostic segment serves over 100 countries due in part to our CentoCard solution enabling an efficient and simple transfer of the sample from the point of care to the lab. Additionally, our online platform, CentoPortal, allows our clients to quickly and easily place orders and obtain information related to their patients’ test results and benefit from advancements in rare disease research, which we update on a regular basis. We provide a high-quality, end-to-end clinical diagnostics solution, which includes pretest clinical counseling performed by our medical experts whenever necessary, sample preparation, sequencing using NGS technology, medical interpretation using our manual and automated bioinformatics pipelines, and medical reporting by our specialists.

Of the more than 5,600 identified rare hereditary diseases, in many cases not only is there no treatment available, but even the natural course of the disease and the relevant tests to diagnose the disease are unknown or underdeveloped. In order to further improve the understanding of rare hereditary diseases and to provide a better and earlier diagnosis for rare disease patients, we continuously develop new testing products to provide the most effective diagnosis products to our physician clients, leveraging insights from our platform and our deep medical expertise.

In 2021, we launched NEW CentoXome® our enhanced sequencing solution with outstanding clinical coverage and clinical diagnostic power in a single test. It provides highly uniform coverage of the entire exome and mitochondrial genome, and nearly complete coverage of all known disease-causing regions throughout the genome in a single test. The improved test design includes the most up-to-date scientific knowledge and unique insights based on our rare disease-centric BioDatabank.

In addition to traditional genetic or other testing, we have continued developing innovative diagnostic tests to provide patients with faster, more reliable, and more complete solutions. For example, we have developed an integrated multiomic panel, CentoMetabolic MOx - a product covering more than 180 metabolic disorders, which integrates genetic and biochemical testing, including enzyme assays as well as biomarkers.

As of December 31, 2021, we offered a comprehensive testing portfolio of over 10,000 genetic sequencing tests covering more than 19,000 genes, from single gene to WGS-based products. We also offered differentiated comprehensive testing solutions including Multiomic Solutions, CNV Analysis, Biochemical testing, Reproductive Health and Prenatal Testing, among others.

In 2022, we announced the global release of CentoCloud, a SaaS platform enabling decentralized analysis, interpretation, and reporting of genomic variants linked to rare diseases. Additionally, the CentoCloud solution will be able to utilize the power of proprietary reagent kits we are developing in collaboration with Twist Bioscience for rare disease diagnostics. The CentoCloud SaaS platform provides rapid and reliable medical reports, which can be challenging for sequencing laboratories due to bioinformatics resource as well as medical expertise limitations. Based on the decentralization of genetic testing and our rare disease-centric BioDatabank and Artificial Intelligence (AI)-based clinical interpretation, CentoCloud will enable access to high quality medical reporting.

GENOMES/EXOMES

- Genome sequencing
- Exome sequencing

NGS PANELS TESTING

- Hereditary and rare disease panels
- Hereditary cancer panels
- Somatic panels

MULTIOMIC SOLUTIONS

- CentoMetabolic MOx
- CentoXome MOx
- CentoGenome MOx
- Biochemical genetic MOx panels

CENTOGENE
Portfolio

SINGLE GENE SEQUENCING

- NGS
- Sanger sequencing
- Fragment Length
- Deletion/duplication analysis
- Carrier Testing

REPRODUCTIVE TESTING

- CentoNIPT
- Carrier screening panel
- Infertility panel
- Prenatal testing

CNV / ARRAY TESTING

- Chromosomal microarrays

CARRIER /FAMILY TESTING

- Sanger sequencing
- Deletion/duplication analysis
- Arrays

BIOCHEMISTRY TESTING

- Biomarker analysis
- Enzyme activity
- Biochemical genetic panels

ANALYSIS AND INTERPRETATION SERVICE

- CentoCloud

RARE DISEASE-CENTRIC DATABANK

- CENTOGENE´s Bio/Databank

Overview of the Diagnostic Process

Our diagnostics processes are designed with the aim of providing the highest-quality diagnosis within the shortest turnaround time. We currently perform a majority of the diagnostic services for our diagnostics and pharmaceutical businesses in our clinical laboratory located in Rostock, Germany, which is certified under CLIA and accredited by the CAP. Additionally, we perform certain of these services in our Cambridge, Massachusetts facility, which is also certified under CLIA, accredited by the CAP and permitted by the Massachusetts State Clinical Laboratory Program.

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

•

Once produced, the data is entered into a sophisticated series of our proprietary computational algorithms designed to detect and identify known pathogenic variants. The sequenced data is analyzed using our fully validated and automated bioinformatics pipeline and annotated with information from our BioDatabank. Our BioDatabank is key to the diagnostics process as it is used as the basis of comparison with the patient’s sequenced data. This analyzed genetic information together with the patient’s medical history and clinical data is then interpreted by our medical experts, a team of trained human geneticists and doctors. All identified mutations along with their annotations will undergo a manual validation against the medical history of the patient in order to ensure accuracy.

•

Additionally, our bioinformatics pipelines provide a highly automated approach to analysis of variant classification, CNV identification and other genetic data. To augment our bioinformatics pipelines, we have developed a database to store all variant information, which is part of our BioDatabank, and is the basis for our evaluation and interpretation of genetic data. We have developed an in-house variant prioritization and classification system, named CentoPrio, to enhance our interpretation capabilities. CentoPrio takes advantage of the vast amount of genotypic and phenotypic data stored in our databases. Through the use of proprietary algorithms and machine learning algorithms (artificial intelligence), we combine this data with current medical knowledge to prioritize particular variants that have been identified in previously closed patient cases.

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

Metabolic Biomarker Development Process

So long as an adequate patient cohort exists for any of the 7,000 identified rare diseases, of which approximately 80% have a genetic origin, we believe unique biomarkers can be established. However, the prerequisite is for up- or down-regulated metabolites to be present in the sample medium (e.g. blood) of pathologic or control cases. We may either develop a biomarker on our own, in which case we choose the rare disease to be analyzed using a biomarker, or we may develop a biomarker at the request of a pharmaceutical company, in which case we typically adapt a biomarker for a specific rare disease identified by the pharmaceutical company. In both cases, we own the rights to the biomarker or biomarker test, but in circumstances where a pharmaceutical company is funding the biomarker development process, we may agree to parameters for use of the biomarker going forward.

The first step to the biomarker development process is the identification of patients suffering from a particular disease compared to a respective control group of healthy individuals. To perform this, our repository, which we refer to as the data lake, is browsed for samples to perform patient stratification. Patients with a phenotype and/or genotype known to be an indicator of the particular rare disease for which we plan to develop the biomarker are compared with a large cohort of healthy control individuals. We can conduct this process with a disease cohort of as few as ten patients in the case of metabolic diseases, although it is our experience that a higher number of patients (i.e., approximately 40) could result in a more specific biomarker target validation. The samples included in the analysis (patients and controls) must be of the same type (e.g., dried blood spots, plasma, tissue) and contain the same anticoagulant. The control samples must be matched to the pathological samples by sample age, patient age, gender, origin, and storage condition. Information on ongoing treatments is important since it has an effect on the patient’s metabolic profile. In addition, Our clinical study department is involved with the identification and recruitment of patients when there is a lack of patients identified in our repository.

The extraction of metabolites from a sample is performed in a highly standardized manner as the results of the biomarker discovery depend on the stability of the samples and the uniformity of the extraction process. We then analyze the samples using an untargeted high resolution hybrid mass spectrometer to obtain a full metabolic profile The resulting differences found between the patient cohort profiles and the control cohort profiles are identified using statistical and mathematical algorithms as well as methods based on artificial intelligence.

Machine Learning algorithms and statistical methods helps us to identify correlations between different data in an efficient and more accurate manner, and to discover patterns that would not be discovered manually. Machine Learning also allows us to perform fully automated pattern recognition on multidimensional data (e.g., retention time, collision cross section, monoisotopic ion mass, fragmentation pattern) obtained from mass spectrometry.

In 2020, we built an integrated biomarker development platform that substantially simplifies and accelerates the search and confirmation of metabolomic biomarkers. The platform allows us to align arbitrary numbers of mass spectrometry measurements. As of December 31, 2021, the metabolic profiles of 12 000 individuals are available in one aligned dataset within our CentoMetabolome data base. On this dataset, we can perform virtual experiments qualitatively for biomarker development. Since no further biomaterial is consumed after the one-time initial measurement, an unlimited number of experiments can be performed. The functionality is integrated in a user-friendly platform and therefore accessible to biological experts without knowledge about machine learning. The platform supports the search for biomarker candidates as well as screening of patients.

The mass spectrometry peaks (signals) identified by the platform are then investigated with other mass spectrometric techniques (fragmentation and targeted mass spectrometry) to identify the metabolites underlying the signal (so-called structural elucidation). Subsequently, using estimate on the structural identity of the biomarker candidate, a pure synthesized standard is measured to confirm the structural assignment and inspected to determine if the biomarker candidate is present in the metabolic pathway that is affected by the disease (biological interpretation).

Proof of concept for the biomarker assay is performed on anonymized samples using targeted mass spectrometry, in which the identified biomarker candidates are quantified. This part of the process (assay development) could be completed in three-months per biomarker project. We can then use the biomarkers to develop standardized tests for other services such as our patient screening processes followed by validation tests.

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

In addition, we also undertake scientific research and clinical studies, both independently and together with our pharmaceutical partners, with the aim of positively contributing to the global understanding of rare diseases, as well as to improve the accuracy of diagnosis and to support the development of effective treatments for rare diseases. Our large BioDatabank with over 400,000 rare disease biosamples and over 31 million unique variants is key to our research and development. Clinical data captured combined with whole genome sequencing, transcriptomics and metabolomics allows unique insights into rare disease pathologies. It enables our research in rare disease genomics, biomarker development and serves as a starting point for drug discovery. Cellular disease models serve as a starting point for testing hypotheses of pathological mechanisms. For this, patient derived IPS cells are differentiated towards mature cellular phenotypes. Disease causing mutations in those cells enable the establishment of cellular disease models and when comparing to healthy cells allows target and drug discovery with the aim of reverting a pathological phenotype towards a healthy phenotype.

We published over 50 scientific papers in 2021 which made significant scientific impact as represented by the impact factor (+33% as compared with 2020). The highlights from our publications include: Centogene led work to delineate 6 novel rare disease genes using an in-silico approach in our BioDatabank (Bertoli-Avela et al., 2021; PMID: 33875846), co-authorship in the discovery of a novel gene for birth defects published in the prestigious New England Journal of Medicine (PMID: 34587386), and Centogene led work characterizing a novel disease gene leading to a cystic fibrosis-like disease using our multiOMIC platform integrating genomics, transcriptomics, and metabolomics (PMID: 34952832).

Our major on-going clinical studies, other than those related to biomarker development, are as follows as of December 31, 2021.

Global Study on Colon- and Pancreas-Carcinoma (PICOP-Global)

In June 2019, we announced the initiation of a 24 month global proof of concept study focusing on the identification of tumor specific neoantigens, which we anticipate will be used by our partners as the basis for developing a personalized, immune-based therapy to trigger patients’ own immune responses against tumors.

This ongoing study for patients with colon or pancreas carcinoma gained momentum after the complete lockdown during the pandemic was lifted. In 2021, 50 additional patients were recruited. In total, 254 individuals have contributed tumor material and reference samples to establish our neoepitope pipeline. All study sites, i.e. Rostock, Greifswald, and Lahore, Pakistan contributed similar numbers and sample qualities. Furthermore, the analysis of DNA (tumor specific variants) and RNA (expression of potential neoepitopes) is fully deployed, and samples can be processed and analyzed within two weeks from samples entering into our “neoepitope candidate list”. Intensive research and development were carried out on optimizing peptide mass spectrometry in order to directly confirm predicted neoepitopes in tumor samples. Furthermore, in collaboration with our industry partner, we established tools to qualify and quantify neoepitope-specific T-cell responses.

Induced pluripotent stem cells (iPSC) program

Since early 2019, we have independently conducted an iPSC program (the “iPSC Program”) with the aim of supporting orphan drug development in a more cost effective and efficient manner, in particular for the development of orphan drugs related to rare neurodegenerative, metabolic, and cardiovascular diseases. Human iPSCs, first reported in 2007, are reprogrammed from somatic cells and are self renewal cells that can produce different types of cells. In the drug discovery process for rare diseases, iPSC technology is particularly important in providing information on the clinical spectrum of such diseases by generating disease specific cells which can be used to evaluate novel therapeutics.

As of December 31, 2021, we had collected approximately 1,600 skin biopsies from patients with rare diseases from around the world. As part of our iPSC Program, we are currently in the process of reprogramming these biopsies into iPSC for a number of metabolic rare diseases and differentiating the cells into a number of disease-relevant cell types (macrophages, liver, microglia and neurons). We currently establish patient-derived macrophage disease models in GBA-1 Parkinson’s Disease, Gaucher and Niemann Pick Type C. Once completed, the iPSC Program will further support orthogonal target validation as well as further biomarker discovery that we undertake.

Rostock International Parkinson’s Disease Study (ROPAD)

By end of 2020, the ROPAD Study, which was initiated in May 2019 to investigate the genetic factors in Parkinson’s disease, achieved its goal of recruiting and genetically characterizing more than 10,000 subjects with Parkinson’s Disease (PD). In total, more than 300 LRRK2-PARK patients and almost 1,200 GBA-PARK were genetically identified among other rarer forms of genetic PD, such as PRKN, SNCA, PINK1, and others. In March 2021, we started to prepare an extension of the concept (“ROPAD2”), where, more than 2,500 PD patients were to be enrolled until March 2022 according to a partnership contract with Denali Therapeutics. By the end of 2021, the recruitment exceeded 400 subjects per month and more than 1,200 participants were analyzed. In parallel, we prepared for extension of the protocol beyond 2,500 PD patients throughout 2022 and 2023.

Progranulin Study in Frontotemporal Dementia (EFRONT)

We succeeded in entering a larger patient finding program with Alector in May 2021. Study goals are the identification of GRN positive patients with fronto-temporal dementia potentially eligible to be included in the Alector phase 2/3 clinical study. Unfortunately, the study initiation and patient recruitment was significantly delayed due to the COVID-19 pandemic. However, the project has resumed and as of December 2021, 22 study sites have been opened and 82 patients been included and genetically screened for GRN mutations.

Epidemiological Analysis for Hereditary Angioedema Disease (EHA)

In 2021, the EHA study recruitment efforts increased from 1,100 at the end of 2020 to 2,060 study subjects at the end of 2021. The recruitment took place at 55 study sites and an extension phase to include an additional 1,200 individuals in 2022 has been agreed upon with Takeda.

The related biomarker study HAEKA, focusing on the collection of high-frequency samples from patients suffering from HAE attacks, was mutually terminated in December 2021 after 59 patients with more than 180 attack samples were recruited and processed on our mass spectrometric platform for metabolomics. Moving forward, our focus is primarily on the biomarker validation. A final report on the HAEKA study was shared with Takeda at the end of December 2021.

European Alpha-Mannosidosis Patient Epidemiological Program (EUMAP)

Recruitment for the EUMAP study, sponsored by Chiesi, where samples from individuals suspected to have alpha mannosidosis is progressing steadily. Although the initial target to recruit 1,000 patients by September 2020 was not met due to the delays caused by the COVID-19 pandemic, we added nearly 250 patients in 2021. The total number of recruited patients at the end of 2021 was 677.

Hereditary Transthyretin-Related Amyloidosis Study (TRAMoniTTR)

Following the success of the TRAM2 study, where approximately 5,000 individuals were screened for TTR mutations resulting in the identification of almost 60 individuals with this rare neurodegenerative disease, a longitudinal study focusing on TTR-positive individuals was designed and initiated with the support of our pharma partner Alnylam. In 2021, 1,449 subjects have been screened in 49 German centers. To date, 23 individuals with TTR mutations have been recruited for follow-up visits and the samples are used for comprehensive multiOMIC characterization to define and validate TTR-specific biomarkers using transcriptomics and metabolomics.

Our major ongoing collaborative drug discovery efforts making use of our unique insight into disease mechanisms are as follows as of December 31, 2021.

Target discovery in Niemann Pick Disease of the type C applying artificial intelligence

We are collaborating with Insilico Medicine to identify novel therapeutic targets for Niemann Pick Disease type C. We will leverage our BioDatabank with multiomic patient data and NPC cell lines (for transcriptomic data and validation of identified candidates), using Insilico Medicince’s comprehensive novel target discovery AI platform for the identification of differential metabolites, pathways, and genetic modifiers. Both companies will analyze identified targets before pursuing validation in our cellular models and initiation of novel drug discovery efforts in a disease with very limited treatment options for patients.

Drug discovery in Gaucher Disease

In January 2022, we entered the third year of a collaborative effort with Evotec to discover novel small molecule drug candidates to target the unmet medical needs in Gaucher disease. The combination of our unique understanding of genetics, transcriptomics, metabolomics and IPS derived cellular disease models in Gaucher disease, and Evotec’s outstanding drug discovery capabilities make this a promising collaboration to discover drug candidates to glucocerebrosidase (GBA-1), a gene described as causative in Gaucher disease.

Our Operations

Sales and Marketing

As of December 31, 2021, we had a sales force of approximately 70 employees and consultants in our diagnostics segment. Our sales team members are all trained in key account management and/or genetic diagnostics and are able to discuss the different diagnostic and workflow needs of doctors, physicians, and genetic counselors. With our global footprint, we support rare disease patients around the world. Through a 3-zone and 5-region structure, we ensure patient and physician centricity. North America (NAMER) and Latin America (LATAM) are part of the West-Zone, Europe, and the Middle East & Africa (EMEA) are part of the Central-Zone, and Asia Pacific (APAC) is part of the East-Zone. Each of the geographical regions is led by a Regional General Manager supervising a team of sales and clinical liaisons.

In 2022, we will continue to expand our direct footprint and our distribution network to further increase the sample volumes in targeted geographic areas.

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

Information security is highly valued and the principles of confidentiality, integrity and availability of information are a part of our core values. Information is protected by a variety of controls and procedures, including firewalls, password protections, data encryption (in storage and in transit) and malware protection tools. All internet-facing applications are regularly security tested. All personal data processing services are evaluated by our data protection officer and information security officer and documented in accordance with GDPR. Additionally, our data services are certified across a variety of industry security standards, including ISO 9001 (which aims to ensure we consistently provide services and products that meet customer and regulatory security expectations) and ISO 27001 (which standards ensure the data in our database are secured).

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

Artificial Intelligence

Since 2018, we have been using artificial intelligence to further automate our processes, obtain new insights about rare diseases from mass data sets and generate new knowledge-driven business models. For example, we use artificial intelligence to enhance our biomarker discovery process. This allows us to shorten data analysis time from weeks to minutes and to identify multiple biomarkers or additional biomarker patterns in our multi-omicsdatasets. We also use artificial intelligence to automate our curation process and the identification of genetic and/or metabolic modifiers. We currently have ten employees dedicated to this artificial intelligence effort.

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

As of December 31, 2021, we deployed the following artificial intelligence programs:

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

Clinical Information Extraction

We extract clinical information from diagnostic reports, using natural language processing methods. Text recognition analyses PDF medical reports and detects clinical status, family history, HPO terms, age, and other data. The data is subsequently applied to enrich cases in our BioDatabank.

Anomaly Detection in NGS data

We implemented an AI function that identifies lab contaminations at the sample or library preparation stages. This provides corrective measures and counter measures for future applications. The algorithm is programmed to recognize “normal” data and alerts its users when an anomaly is detected. Information regarding the anomaly is provided by the algorithm detailing its top-k indicators and comparisons are made to similar anomalies detected in the past along with the respective reported results and subsequent actions taken.

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

Variant Classification

In 2015, American College of Medical Genetics and Genomics (ACMG) and the Association for Molecular Pathology (AMP) published a joint consensus recommendation for interpretation of genetic variants. ACMG’s recommended standards classify genetic variants, based on 28 criteria, into five categories: pathogenic, likely pathogenic, variant of uncertain significance (VUS), likely benign and benign. We have implemented a semi-automated variant classification tool that classifies variants detected in a sample based on ACMG’s recommended standards. Our tool will significantly reduce the time taken to interpret the clinical significance of genetic variants and increase the quality such interpretation.

AI-based Artifact Detection Tool

Artifacts discovery via current diagnostic workflow such as visual infection and sanger sequencing for WGS cases requires a lot of manual work. This method of discovery is inefficient, error prone and risks important variants being missed in the discovery process. By applying our artifact prediction model, we can improve the reliability of the data by distinguishing true variant cells from sequencing errors in WGS samples, and prioritize true variants in the evaluation processes which results in a reduction of analysis effort and increases the diagnostic efficiency. Subsequently, a report is provided to our medical experts for the interpretation of variant sequencing quality which categorizes the results into one of three classes: “likely artifact”, “likely true”, and “unknown”.

Artifact detection is a tool used for the classification of small sequence variants (SNPs, InDels) into likely artifacts, unknown, or likely variant. It enables the automated detection of artifacts in VCF-files using machine learning algorithms. The model is based on gradient boosting classification, which uses an ensemble of so-called weak learners to create a strong learner, yielding reliable classification results.

Automated Curation Report

Our curators are responsible for the collection, association, update and review of genetic and phenotypic data of cases analyzed at Centogene to assure the highest level of data quality. The automated curation process supports our curation process with a set of rules encoding the expert knowledge and classifying newly incoming cases as well as reclassifying the old ones if new genomic insights result from research.

Biomarker Discovery & Support of Metabolomic Processes

We built a proprietary, AI-powered biomarker platform called CentoMetabolome. This internally developed platform has the potential to revolutionize the detection of new biomarkers by accelerating components of biomarker development that previously required months to complete to a few days. This includes supporting full metabolome screening, identifying biomarker candidates, and establishing a better understanding of drug efficacy. The integration of the artificial intelligence-based methods into a user-friendly platform enables the medical experts to perform high-quality and high-performance biomarker experiments, with integrated quality control checks. Further support is given for structural identification through a database that links mass-spec peaks with previously identified metabolites, and by methods that automatically identify previously unknown peaks. In addition, we have been awarded the Health-i Award for the development of this platform, which recognizes companies that are transforming healthcare domestically and internationally. The Health-i Award winners were selected by industry and research experts for initiatives that are aimed at transforming the next era of healthcare through innovation.

Multi-Omics Analysis

We piloted a multi-omics platform for genomics and metabolomics integration and visualization, which consists of a comprehensive multi-omics map of genes, mutations, metabolic reactions, enzymes, and regulatory elements of the lysosomal storage diseases. The map allows for the overlay of our genomic, metabolomics and, phenomic data, the performance of perturbation experiments of expression parameters for phenotype prediction and the analysis of fold change data. This platform is capable of being extended to transcriptomics and proteomics. The platform provides a unique, innovative model for understanding system biology and allows for the selection of targets for drug discovery. In particular, it allows for the investigation of lysosomes and the associated pathways in the cause of disease. Furthermore, inbuilt applications within the platform allow correlations between genomic and metabolomic data, and extraction of pathways and differential metabolites to further enable biological understanding of diseases.

Knowledge Graph for Disease Understanding

A knowledge graph is a framework built to integrate and map patient relevant datasets along with complementary types of data in a meaningful way. We have built a knowledge graph that merges our data with millions of datapoints on genes, protein-protein interaction networks, and metabolites. At the same time, Machine learning and AI applications are activated to identify any previously unknown patterns while making novel target predictions. The graph is used as a data-structure underlying various analyses within our disease projects, such as disease exploration, RNA-Seq dual experiment visualization, and identification of novel target genes. It is expected that the data and knowledge captured in CentoGraph will keep expanding and evolving with time and with every new Centogene designed experiment.

Genome-wide association studies (GWAS) pipeline

We have developed a genome-wide association studies (GWAS) pipeline to identify genetic modifiers. This pipeline includes different statistical tests, both at the variant and at the gene level. The implementation allows for variant filtering based on different quality criteria, as well as specific genetic principles. In addition, different gene collapsing models are defined based on variant properties such as minor allele frequency (MAF) and the predicted variant effect.

Big Data

Many rare diseases share phenotypic and genetic traits which interests Biopharma companies involved in drug development and commercialization. Patients, diagnostics, genetic, transcriptomic, proteomic, metabolic and phenotypic information extractable from patient samples are stored in different data formats with different applications and workflows. To optimize the infrastructure for cross-departmental data evaluation, we developed the BigData platform as a way forward to provide a low-cost scale solution for data storage and processing. It enables users to perform analytics and data science through a flexible, scalable and cloud based platform across patient biomarker and bioinformatics data.

The Big Data solution is an analytical and reporting platform which changes traditional cross-departmental (silos) into a highly scalable, available system for data storage and analytics.

Healthcare Reimbursement

Reimbursement of genetic or other testing differs markedly among countries and evolves rapidly based on advancements in technologies and cost. It is a challenge for insurers or public payers to decide when to reimburse for genetic or other tests that are offered by healthcare providers. One of the reasons this is difficult is that often there are alternative treatments with differing results, which insurers may not be able to easily evaluate

Depending on the billing arrangement and applicable law, we may be reimbursed for genetic or other testing services by third-party payors that provide coverage to the patient, such as an insurance company or managed care organization, or by physicians or other authorized parties (such as hospitals or independent laboratories) that order our tests or refer tests to us. In the years ended December 31, 2021 and 2020, we derived between 1% and 2% of our total revenue from United States third-party payers that includes managed care organizations and other healthcare providers. In the years ended December 31, 2021 and 2020, we derived less than 1% of our total revenue from EU insurance companies and managed care organizations based in the European Union

We have strategically determined to focus on countries around the globe where the prevalence of rare hereditary diseases is high or the availability of national genetic or other testing and interpretation is to some extent limited and therefore the complete reimbursement or partial payment by the government for our services is more likely. Therefore, the major markets for our diagnostics business currently include the Middle East, Western Europe, parts of Eastern Europe, Latin America, North America, South Asia and parts of South-East Asia. In most of our markets, our diagnostics tests are billable directly to the party submitting the request for a test to us.

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

Our uniform classification of variants is an important step in improving our understanding of disease pathogenicity. There are approximately 3 billion base pairs in an individual genome, which translates to approximately 200 gigabytes of data that can be obtained from a single sequencing process. The classification of variants which we record in our BioDatabank follows the American College of Medical Genetics and Genomics guidelines for variant classification, differentiated into five categories: pathogenic, likely pathogenic, uncertain clinical significance, likely benign or benign. If a diagnostic test is finalized without assigned clinical significance we still include the data under an “unclassified” quality status. This information can then be used as comparative data for future diagnostic tests. This systematic classification of variants is based on a highly qualified and standardized curation process, which allows us to provide our clients with high-quality clinical interpretations of newly identified variants, and also ensures that changes in variant classification will be communicated and reflected in our clinical interpretations in a timely manner.

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

Database curators. Our curators are scientists with strong backgrounds in human genetics. They continuously undergo extensive training to ensure curation consistency and standardization. They assure that data is properly associated and interpreted and that there are no inconsistencies or discrepancies against detected in-house observations and from external sources. They close the curation process by manual approval that reviewed and curated data comply with standard in-house procedures.

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

Patents

Each patent family in our patent portfolio typically includes one or more priority-forming patent applications on the basis of which an international patent application (an application filed under the Patent Cooperation Treaty (“PCT”)) is filed, after which national and regional patent applications are prosecuted in various jurisdictions. As of December 31, 2021, our patent portfolio was as follows:

•

With regard to our biomarker for Gaucher disease, we own two issued U.S. patents, one pending U.S. non-provisional patent application, issued patents in Australia, China, Europe, Israel, Japan and Russia, and five pending patent applications in the following foreign jurisdictions: Brazil, Canada, Europe, Hong Kong, and Russia. The two issued European patents have been validated in one or more contracting states of the European Patent Convention. These issued patents, and any patents granted from such applications, are expected to expire in 2032, without taking potential patent term extensions or adjustments into account.

•

With regard to our biomarker for Niemann-Pick disease, we own two issued U.S. patents, two pending U.S. non-provisional patent applications, issued patents in Australia, Brazil, Europe, Israel, Japan and Mexico, and pending patent applications in the following foreign jurisdictions: Australia, Canada, and Japan. The one issued European patent has been validated in one or more contracting states of the European Patent Convention. These issued patents, and any patents granted from such applications, are expected to expire between 2032 and 2034, without taking potential patent term extensions or adjustments into account.

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

Laboratory-Developed Tests

As currently a majority of our diagnostic testing is run at our laboratory in Rostock, Germany, the European Union and German legislation on in vitro diagnostic medical devices applies. According to the recitals of the IVD-MDD, reagents which are produced within “health-institution laboratories” for use in that environment and which are not subject to commercial transactions are not covered by the Directive. However, the legal framework for applying the exemption clauses for LDTs is not entirely clear as the IVD-MDD lacks an explicit definition and there is no related case law. As of May 2022, when the new IVD-MDR becomes applicable, the general safety and performance requirements set out in Annex I IVD-MDR are applicable also to devices manufactured and used only within health institutions. Overall the exemptions for LDTs will be narrowed, as even health institutions that use LDTs, among other institutions, will have to provide information upon request on the use of such devices to their relevant authorities and the particular health institution will have to draw up a declaration which it is required to make publicly available. If those conditions are not met and/or diagnostic tests are manufactured and used only within health institutions but not “on an industrial scale”, such tests will qualify as IVDs with the IVD-MDR, generally applying with full applicability. However, with Regulation (EU) 2022/112 of January 25, 2022, new transitional periods for certain IVDs and a deferred application of conditions for in-house-devices have been introduced. Additionally, U.S. regulation applies to our laboratory-developed tests (see “Regulation—Regulation States Regulation—Laboratory-developed tests” for more information).

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

In Germany, interactions between pharmaceutical and medical device companies and physicians, other healthcare professionals and healthcare organizations are subject to the general criminal law regime covering anti-bribery in the public and private sectors, respectively, as well as to more recently enacted specific provisions in the German Criminal Code (Strafgesetzbuch –

StGB) covering anti-bribery in the healthcare sector in connection with the prescription and procurement of medicinal products and medical devices and the allocation of patients or material for diagnostic purposes. Obligations to report payments to healthcare professionals or healthcare organizations are currently limited to members of certain industry associations. Marketplace activities and medical claims are regulated by the Healthcare Advertising Act (Heilmittelwerbegesetz – HWG) and the Act against Unfair Competition (Gesetz gegen unlauteren Wettbewerb – UWG) allowing competitors, among others, to seek interim injunctions in ex-parte proceedings, and by consumer protection laws.

Violations of these laws may subject us to criminal, civil and administrative sanctions including monetary penalties, damages, fines, injunctions, disgorgement, individual imprisonment and exclusion from participation in government funded healthcare programs, additional reporting requirements and oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of noncompliance with these laws, reputational harm, and we may be required to curtail or restructure our operations. Moreover, we expect that there will continue to be federal, and state and foreign laws and regulations, proposed and implemented, that could impact our future operations and business.

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

With the continuous development in the NGS technology, the cost of genetic sequencing is anticipated to decrease and there may be companies intending to compete with us by performing massive sequencing at lower prices in order to obtain the relevant data to construct a similar database and repository. However, given the current limitations in the rare diseases fields, as well as the required quantity and quality of the data in order to make any relevant analysis, we believe our BioDatabank is the leading rare-disease centric BioDatabank, due to its focus, data quantity and data diversity (ethnic, geographic, etc).

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

Our major subsidiaries are listed below.

	Country in which primary	Equity interest (%)
Name	activities are pursued	Dec 31, 2021	Dec 31, 2020
Centogene GmbH (1)	Germany	100	100
Centogene FZ-LLC	United Arab Emirates	100	100
Centogene US, LLC	USA	100	100
Centogene GmbH	Austria	90	90
Centogene India Pvt. Ltd.(2)	India	100	100
Centogene Switzerland AG	Switzerland	100	100
CentoSafe B.V.	Netherlands	100	100
Centogene d.o.o. Belgrade	Serbia	100	100
Dr. Bauer Laboratoriums GmbH(3)	Germany	—	—
(1)	Centogene IP GmbH and Centogene Shared Service GmbH were merged with Centogene GmbH on January 1, 2021.
(2)	The Group acquired the remaining 49% of Centogene India Pvt. Ltd. in 2020.
(3)	Centogene does not own any shares in Dr. Bauer Laboratoriums GmbH. However, Centogene meets the criteria of the control model under IFRS 10 as it has exposure to variable returns from, and the ability to use power to affect returns of, Dr. Bauer Laboratoriums GmbH.

D.Property, Plants and Equipment

Our headquarters are located in Rostock, Germany, where we occupy approximately 8,500 square meters of office and laboratory space that was originally constructed by us. In July 2019, Centogene AG (now Centogene GmbH) entered into a sale and leaseback transaction, pursuant to which we sold our Rostock headquarters building to a third party for €24,000 thousand. We then leased the building from the third party for a period of 12 years at a fixed rate per month with the option to extend twice. In addition, a bank guarantee of €3,000 thousand (which we have secured by cash deposit of € 1,500 thousand) is required to be maintained during the lease period. In February 2020, we entered into another lease contract for the further expansion of our Rostock headquarters. The additional lease contract covers a total area of approximately 2,850 square meters of offices, staff facilities and storage spaces, and will commence during the first quarter of 2023, when the building is expected to be completed by the lessor. The lease is charged at a fixed rate and covers a fixed period of eight years, with the option to extend twice. The lease cannot be terminated during the fixed eight-year period, but we are permitted to sub-lease to a third party.

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

In March 2020, we announced the commencement of testing for COVID-19. In order to increase the testing capacity, we acquired the laboratory facilities and equipment of a former cancer immunotherapy company and leased their former laboratory space in Hamburg, Germany. The lease is charged at a fixed rate and covers a fixed period of five years, with an option to extend. We do not have the right to terminate the lease during the fixed five-year period, but we are permitted to sub-lease to a third party. To facilitate the increased demand in testing for COVID-19 in Germany, we opened a COVID-19 test center at Germany’s largest airport in Frankfurt am Main and an additional COVID-19 testing laboratory based in Industriepark Höchst in Frankfurt am Main, Germany. In addition, we entered into short term lease agreements and operated COVID-19 test centers at the airports in Hamburg, Düsseldorf and Berlin as well as in city centers in Frankfurt am Main, Wiesbaden and Berlin. In October 2021, we reassessed our long-term plans of providing COVID-19 testing due to changes in the COVID-19 pandemic, particularly developments in vaccination campaigns with increasing vaccination numbers and relaxation of testing regulations by several countries. As a result, we closed our Hamburg laboratory and exited service agreements and test center leases that were not profitable.

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

As of December 31, 2021, we employed approximately 808 highly qualified personnel (including consultants) from over 55 nationalities.

Item 4A. Unresolved Staff Comments

None

Item 5. Operating and Financial Review and Prospects

A.Operating Results

The following discussion of our financial condition and results of operations should be read in conjunction with Centogene’s audited consolidated financial statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019 and the notes thereto, included elsewhere in this Annual Report as well as the information presented under “Item 3—A. Selected Financial Data.” Financial information presented in the consolidated financial statements for periods prior to the completion of our corporate reorganization in November 2019 is that of Centogene AG (which is now known as Centogene GmbH), our wholly-owned subsidiary. The consolidated financial statements of Centogene N.V. are a continuation of the historical consolidated financial statements of Centogene AG. Centogene AG was acquired by Centogene B.V., which subsequently converted into Centogene N.V., on November 7, 2019 as part of our corporate reorganization. Centogene B.V. had no assets, liabilities or contingent liabilities until the completion of our corporate reorganization. Following the corporate reorganization, Centogene N.V. became the holding company of Centogene AG and the historical consolidated financial statements of Centogene AG (now Centogene GmbH) as of and for the year ended 2018 included in this Annual Report became the historical consolidated financial statements of Centogene N.V. On March 5, 2020, we resolved that Centogene AG shall be converted into a German limited liability company and renamed Centogene GmbH. Such conversion became effective upon the registration in the German commercial register on June 29, 2020, and was therefore completed in the financial year ending December 31, 2020.The following discussion is based on our financial information prepared in accordance with IFRS as issued by the IASB, which may differ in material respects from generally accepted accounting principles in the United States and other jurisdictions. The following discussion includes forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including but not limited to those described under “Item 3—D. Risk Factors” and elsewhere in this Annual Report.

Overview

We are a commercial-stage company with our core businesses focused on rare diseases that transforms real-world clinical and genetic or other data into actionable information for patients, physicians and pharmaceutical companies. Our goal is to bring rationality to treatment decisions and to accelerate the development of new orphan drugs by using our knowledge of the global rare disease market, including epidemiological and clinical data and innovative biomarkers. We have developed a BioDatabank of multi-modal data: Sociodemographic, clinical, multi-omics data as well as biomaterial included from over 650,000 individuals. As of December 31, 2021, more than 400,000 dried blood spots cards are stored in our own physical biobank which enables retrospective analysis for research consented samples. For approximately 84,000 individuals Whole Exome Sequencing data and for 14,000 individuals Whole Genome Sequencing data is available. Equally notable is our network of approximately 29,000 active physicians we have been in contact with in the last five years. We believe this represents the only platform that comprehensively analyzes multi-level data to improve the understanding of rare hereditary diseases, which can aid in the identification of patients and improve our pharmaceutical partners’ ability to bring orphan drugs to the market.

We also leveraged our diagnostics expertise and entrepreneurial capabilities, to rapidly contribute to the worldwide COVID-19 response. We developed and commenced testing for COVID-19 in mid-2020, offering comprehensive and high quality COVID-19 testing solutions, mostly in Germany, our home country. This includes our COVID-19 tests, which received Emergency Use Authorizations (“EUA”) from the FDA in July 2020; our CentoKit-19, a fully validated sample collection kit which can either be used by healthcare professionals or self-administered by individuals; and our Corona Test Portal, a secure digital platform allowing seamless registration and result notification.

We have identified three reportable segments:

•

Pharmaceutical. Our pharmaceutical solutions provide a variety of services to our pharmaceutical partners, including target discovery, early patient recruitment and identification, epidemiological insights, biomarker discovery and patient monitoring. Our information platforms, access to rare disease patients and their biomaterials, and ability to develop proprietary technologies and biomarkers enable us to provide services to our pharmaceutical partners in all phases of the drug development process as well as post-commercialization. Revenues from our pharmaceutical segment are generated primarily from collaboration agreements with our pharmaceutical partners. As of December 31, 2021, we collaborated with 33 pharmaceutical partners. In addition, we have developed 11 biomarkers covering 10 diseases. Since early 2020, we started to pursue a metabolomics approach for establishing a biomarker discovery pipeline for rare hereditary disease. Our new approach will include a tandem mass spectrometry methodology and artificial intelligence and, combined with the large volume of datasets in our global rare disease platform, has proven successful in the identification of new biomarkers. The new biomarker candidates are identified and then further validated and optimized in epidemiological clinical trials.

•

Diagnostics. Our diagnostics segment provides targeted genetic sequencing and diagnostics services to our clients worldwide, who are typically physicians, laboratories or hospitals, either directly or through distributors. As of December 31, 2021, we believe we offer the broadest diagnostic testing portfolio for rare diseases, covering over 19,000 genes using over 10,000 different tests. In turn, the data collected from our diagnostics services and biomaterials allow us to continue to grow our BioDatabank.

•

COVID-19 testing. While not a core business, due to its growth and financial significance in relation to our total activities, our COVID-19 testing business has been managed and reported as a separate segment since the third quarter of 2020. We started offering COVID-19 testing in March 2020. Our initial COVID-19 test was a molecular diagnostic test performed for the in vitro qualitative detection of RNA from the SARS-CoV-2 in oropharyngeal samples from presymptomatic probands according to the recommended testing by public health authority guidelines. It has also been validated in our CAP/CLIA/ISO certified analytical laboratory and has received EUA from the FDA for use by authorized laboratories. The majority of these tests were performed in airport locations at the Frankfurt, Hamburg, Dusseldorf, and Berlin airports. Furthermore, tests are offered through collaborations with the state government and other companies. We plan to phase out this segment by the end of March 31, 2022.

Our business has continuously seen notable expansion in recent years. In the year ended December 31, 2021, we received over 2,451.3 thousand test requests, of which 2,330.5 thousand account for COVID-19 tests compared to the previous year where 1,510.5 thousand test requests were received, of which 1,395.4 thousand accounted for COVID-19. Excluding the COVID-19 tests, we received 120.8 thousand test requests in 2021, representing an approximate 5% increase as compared to approximately 115.1 thousand test requests received during the year ended December 31, 2020, and an approximate 10% decrease as compared to 133.8 thousand test requests received during the year ended December 31, 2019. The decrease in test requests received in the year ended December 31, 2020 compared to the year ended December 31, 2019 was approximately 14%.

Our revenue for the year ended December 31, 2021 was €189,923 thousand, an increase of €61,542 thousand, or 47.9%, from €128,381 thousand for the year ended December 31, 2020. Our revenue for the year ended December 31, 2020 was €128,381 thousand, an increase of €79,601 thousand, or 163%, from €48,780 thousand for the year ended December 31, 2019. Our pharmaceutical, diagnostics and COVID-19 segments contributed 8.2%, 14.7% and 77.1%, respectively, of our total revenues for the year ended December 31, 2021, as compared to 13.2%, 17.2%, and 69.6% respectively, of our total revenues for the year ended December 31, 2020 and 44.1%, 55.9%, and nil respectively, of our total revenues for the year ended December 31, 2019. Test requests received by our pharmaceutical and diagnostics segments for the year ended December 31, 2021 were approximately 55.4 thousand and 57.1 thousand, respectively, representing a decrease of approximately 18.3% and 36.3%, respectively, as compared to approximately 67.8 thousand and 41.9 thousand test requests, respectively, received for the year ended December 31, 2020. Test requests received by our pharmaceutical and diagnostics segments for the year ended December 31, 2020 represented decreases of approximately 4.0% and 18.8%, respectively, as compared to approximately 70.6 thousand and 51.6 thousand test requests, respectively, received for the year ended December 31, 2019.

Since the inception of our business, our research and development has been substantially devoted to our biomarkers and interpretation solutions. For the year ended December 31, 2021, we incurred research and development expenses of €19,297 thousand, an increase of €4,362 thousand, or 29.2%, from €14,935 thousand for the year ended December 31, 2020. Our research and development expenses for the year ended December 31, 2020 increased by €5,345 thousand, or 55.7%, from €9,590 thousand for the year ended December 31, 2019. During the years ended December 31, 2021, 2020 and 2019, we received test requests of approximately 8,300, 5,400, and 11,600, respectively, for our internal research and development projects.

Our loss before taxes for the year ended December 31, 2021 was €46,876 thousand, an increase of €25,779 thousand, or 122.2%, from €21,097 thousand for the year ended December 31, 2020. Our loss before taxes for the year ended December 31, 2020 increased by €400 thousand, or 1.9%, from €20,697 thousand for the year ended December 31, 2019. Our loss before taxes for the year ended December 31, 2021 included an impairment of €1,067 thousand related to certain identified biomarkers as part of the Company’s restructuring initiative which began in Q4 2021 and accelerated depreciation of COVID-19 related long lived assets of €4,884 thousand which relates to the closure of the Hamburg laboratory and equipment utilized for service agreements and test sites that are not profitable. Our loss before taxes for the year ended December 31, 2020 included an impairment of €4,700 thousand related to certain identified biomarkers as part of the Company’s strategy reassessment which began in Q4 2020. Our loss before taxes for the year ended December 31, 2019 included real estate transfer taxes of €1,200 thousand related to the sale and leaseback transaction for our Rostock headquarter building and initial public offering expenses of €1,092 thousand. Our loss before taxes for the year ended December 31, 2021 also included share-based compensation expenses of €8,035 thousand, as compared to €5,648 thousand for the year ended December 31, 2020, and €6,418 thousand for the year ended December 31, 2019.

Important Developments

Going Concern

As an early commercial-stage company, we are still in progress towards reaching break-even on our diagnostic and pharma businesses. We are subject to a number of risks similar to those of other development and early commercial stage companies. These risks include, among other things, the failure to enter into and successfully execute further collaborations with pharmaceutical partners, the failure to generate revenue from our development portfolio and risks associated with research, development, testing and obtaining related regulatory approvals in relation to our product candidates. Our ongoing success and ultimately the attainment of profitable operations depends on future uncertain events which include, among other things, obtaining adequate financing to promote our commercial and development activities until we can generate sufficient revenues to support our operating cash requirements.

We have incurred operating losses since inception. For the year ended December 31, 2021 we incurred a net loss of € 46.3 million (of which €46.0 million are related to loss from operations, resulting in an operating cash outflow of € 21.7 million). As of December 31, 2021, we had generated an accumulated deficit of € 109.3 million, and had an equity position of € 27.5 million.

However, our cash and cash equivalents will be sufficient to fund our planned operating cash requirements for at least the next twelve months from the date of issuance of these financial statements. As of December 31, 2021 we had cash and cash equivalents of € 17.8 million with relatively low short term debt obligations of € 3.8 million and no financial covenants. In addition, we entered into the Loan Facility on January 21, 2022. Under the terms of the Loan Facility, we drew down USD 25.0 million on January 31, 2022 and will have access to a second tranche of USD 20.0 million upon achievement, prior to July 31, 2023, of product revenue from our diagnostics and pharmaceutical services segments of at least USD 50.0 million calculated on a trailing twelve month basis as of the last day of any fiscal month. The Loan Facility also includes covenants such that the Group is required to maintain product revenue of at least € 30.0 million as of the last day of each fiscal quarter and on a trailing twelve month basis prior to obtaining the second tranche € 40.0 million on or after obtaining the second tranche. Both tranches mature on January 29, 2027 with amortized repayments commencing March 1, 2025. The loans extended under the Loan Facility bear monthly interest payments at an interest rate of 7.93% per annum plus the 1-month CME Term SOFR reference rate as published by the CME Group Benchmark Administration Limited (subject to a floor of 0.07%). In addition, pursuant to a securities purchase agreement and a warrant agreement, each signed with certain investors and dated January 31, 2022, we also received € 15.0 million in exchange for the issuance of an aggregate of 4,479,088 common shares at a price per share of USD 3.73 and warrants initially exercisable for the purchase of up to an aggregate of 1,343,727 additional common shares at an initial exercise price per common share of USD 7.72. The warrants are exercisable immediately as of the date of issuance and will expire on December 31, 2026.

Effect of COVID-19 Pandemic

The COVID-19 pandemic has spread worldwide and continues to cause many governments to maintain measures, such as quarantines, travel restrictions, closures of borders, and mandatory maintenance of physical distance between individuals to slow the spread of the outbreak. Since the second quarter of 2020, the COVID-19 pandemic resulted in a slowdown in our diagnostics and pharmaceutical businesses. As part of our initiative to assist local, national and international authorities, as well as other partners in their efforts to facilitate the earliest possible diagnosis of COVID-19 and thereby contribute to allowing society to return to a “new” normal, we commenced testing for COVID-19 in March 2020.

During the year ended December 31, 2021, we continued the COVID-19 testing activities that started in 2020 with a leading role in providing testing services at airports in Germany. Furthermore, new variants of the virus emerged since mid-December 2020 and in 2021 which prompted large-scale vaccination campaigns across many countries in Europe. As a result, the vaccinated number of individuals increased across many countries in Europe which led to relaxation of testing regulations in many countries during the year.

Total investments in COVID-19 testing as at December 31, 2021 amounted to €2,834 thousand, of which €2,480 thousand are COVID-19 related mobile test laboratories and equipment. An amount of €354 thousand is included in intangible assets and relates to the development of our Corona Test Portal.

While total gross margin for our Diagnostics and Pharmaceutical segments combined increased by €9,117 thousand or 19.5 percentage points in the year ended December 31, 2021 as compared to the previous year ended December 31, 2020, gross margin for our COVID-19 segment for the year ended December 31, 2021 was €13,352 thousand representing a decrease of €25,407 thousand or of 34 percentage points as compared to €38,759 thousand. The decrease in gross margin within the COVID-19 segment is primarily due to business to government contract structure changes, costs relating to the set-up of the COVID-19 business unit, committed fixed overhead costs and reduction of COVID-19 test order intakes within the second half of 2021 which resulted in accelerated depreciation and amortization of COVID-19 related assets.

At the end of the third quarter of 2021, management updated its long term outlook for the COVID-19 testing business, which led to management’s decision to initiate a wind down process in which lease contracts at unprofitable COVID-19 testing sites would not be renewed and a laboratory in Hamburg would be closed. Similarly, we have significantly ramped down COVID-19 related inventory levels to align with the needs of the remaining test sites and laboratories. Due to the impact of these changes during the COVID-19 pandemic, particularly developments in vaccination campaigns with increasing vaccination numbers and relaxation of testing regulations by several countries, we have reassessed certain related accounting judgments and estimates. As a result, in line with our accounting policies for long-lived assets, management reviewed the estimated useful lives of long-lived assets utilized in the COVID-19 test offerings given changes in circumstances and management’s expectations. Management considered how the underlying assets are currently deployed, including whether the assets are utilized in leased facilities or service agreements which management is unlikely to renew, and potential alternative uses of the assets within the COVID-19 business or within the diagnostics and pharmaceutical businesses. Consequently, we prospectively adjusted the estimated useful lives of our long-lived assets which include property, plant and equipment, right-of-use assets and intangible assets to a remaining estimated useful life of 8 months, with effect at the beginning of the third quarter 2021. This prospective change in estimate resulted in accelerated depreciation expense of €4,138 thousand for the year ended December 31, 2021. Additionally, we recognized an accelerated depreciation of right-of-use assets in an amount of € 746 thousand for the closure of the Hamburg laboratory during the year ended December, 31, 2021.

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

Research and Development

Despite the disruption from the COVID-19 pandemic, we continued to expand our medical and genetic knowledge of rare genetic diseases, with the vision of shortening the diagnostics odyssey of rare disease patients and accelerating the development of new orphan drugs.  In particular, we focused on the following collaborations during the year:

●	Collaboration with Evotec SE (“Evotec”) in the research, discovery and development of medical solutions for rare diseases related to the protein target glucocerebrosidase (“GBA”), a well-known enzyme deficiency linked to Gaucher disease.

This collaboration combines our global proprietary rare disease platform and biomarker expertise, with a jointly developed induced pluripotent stem cell (“iPSC”) platform, drug discovery and development capabilities of Evotec.

●	Collaboration with PTC Therapeutic, Inc (“PTC”) to expand our existing partnership to several new regions including many countries in Europe, the Middle East, and Latin America to provide genetic testing and 3-O-Methyldopa (3-OMD) biomarker analytics to help identify patients with Aromatic L-amino Acid Decarboxylase (AADC) deficiency.

●      Collaboration with Alnylam Pharmaceuticals (“Alnylam”) to expand its existing epidemiology and biomarker work through the initiation of a new clinical program (TRAMoniTTR) focused on Hereditary Transthyretin Amyloidosis (hATTR). Through the newly executed agreement, the Company will provide specific analyses regarding anonymized TTR patient populations with a focus on long-term longitudinal data.

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

Leadership transition

On December 20, 2021, we announced the appointment of Kim Stratton as the interim CEO while Dr. Andrin Oswald, M.D, our then CEO took a temporary medical leave of absence. Subsequently, on February 1, 2022, we announced the resignation of Dr. Andrin Oswald as CEO due to prolonged medical leave of absence and effective immediately, Kim Stratton was appointed as the new CEO on the same date with immediate effect.

On February 8, 2022, we announced the resignation of René Just as CFO effective March 31, 2022, followed by the appointment of Miguel Coego Rios as Executive Vice President of Finance & Legal and interim CFO (“Interim CFO”).

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

Pharmaceutical segment

We generate revenue in our pharmaceutical segment from the solutions we provide to our pharmaceutical partners to accelerate their development of treatments for rare hereditary diseases. Our data-driven studies are not only able to provide valuable information for drug target discovery, but also allow a better and more targeted design of clinical trials afterwards. Our biomarkers can be used not only in effective identification of rare disease patients, but also used to demonstrate the efficacy of the drugs, perform longitudinal monitoring and titrate the dosage needed of individual rare disease patients. Our partnership agreements are structured on a fee per analysis basis, milestone basis, fixed fee basis, royalty basis or a combination of these. We recognize our revenue from the rendering of solutions to our pharmaceutical partners as such service is performed, or upon the achievement of certain milestones if applicable to the partnership agreement.

During the year ended December 31, 2021, we entered into 18 new collaborations and successfully completed 39 collaborations resulting in a total of 45 active collaborations. Over 46 disorders are covered by our current and historic collaborations.

During the year ended December 31, 2020, we entered into 16 new collaborations, and successfully completed 26 collaborations resulting in a total of 66 active collaborations, covering 49 disorders. During the year ended December 31, 2019, we entered into 10 new collaborations with 9 new pharmaceutical partners, and 18 new collaborations with existing pharmaceutical partners, resulting in a total of 76 active collaborations, covering 46 disorders.

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

During the year ended December 31, 2021 we entered into collaboration agreements with certain pharmaceutical partners, which resulted in upfront fees payable to us of over €455 thousand for set up fees, will be recognized over time and during the partnership period. During the year ended December 31, 2020 we did not enter into collaboration agreements with pharmaceutical partners that included upfront fees. During the year ended December 31, 2019, we entered into collaboration agreements with certain pharmaceutical partners, of which upfront fees of €1,930 thousand, representing the transaction prices allocated to the one-off transfer of our intellectual property, were received and recognized as revenues.

Diagnostics segment

We generate revenue in our diagnostics segment primarily from genetic sequencing and diagnostics services, such as WES and WGS. The test requests received by our diagnostics segment for the years ended December 31, 2021, 2020 and 2019 were split amongst our primary testing products as follows:

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

While the COVID-19 pandemic has created an opportunity for our business, we noticed a decrease in COVID-19 test order intakes during the third quarter of 2021, specifically in Germany, which led to management reviewing the likelihood of not renewing lease contracts at unprofitable COVID-19 testing sites as well as reaching the decision to close a laboratory in Hamburg. Similarly, we have significantly ramped down COVID-19 related inventory levels to align with the needs of the remaining test sites and laboratories.

We presently expect our COVID-19 testing business to continue contributing to our revenue in 2022 albeit at a significantly lower level than in the previous year. We expect demand for our COVID-19 tests to further decline as vaccination rates rise, mandatory testing requirements are phased out and the closure of unprofitable COVID-19 testing sites.

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

Cost of Sales

Cost of sales consists of cost of consumables, supplies and other direct costs such as personnel expenses, depreciation of laboratory equipment, amortization of biomarkers, repair and maintenance costs, shipping costs, rent of COVID-19 testing facilities, other directly related COVID-19 testing costs, as well as certain allocated overhead expenses. The share-based compensation expenses included in cost of sales for the year ended December 31, 2019 amounted to €1,153 thousand, mainly related to options granted to an employee. In 2021 and 2020, all share-based compensation expenses have been included in the general & administrative expenses.

We expect these costs in absolute terms will increase as we grow our revenue but decrease as a percentage of revenue over time as our pharmaceutical segment revenue increases and as we continue to implement operational efficiencies. During the year ended December 31, 2021, our cost of sales represented 85.2% of our total revenue, as compared to 65.0% for the year ended December 31, 2020, and 53.3% for the year ended December 31, 2019. The increased share in 2021 was mainly due to changes in the business to government contract structures, costs relating to the set-up of the COVID-19 business unit, committed fixed overhead costs and coupled with the slowdown in the COVID-19 segment within the second half of 2021. Furthermore, cost of sales included an impairment of €1,067 thousand related to certain identified biomarkers as part of the Company’s restructuring initiative which began in Q4 2021 and accelerated depreciation of COVID-19 related long lived assets of €4,884 thousand which relates to the closure of the Hamburg laboratory and equipment utilized for service agreements and test sites that are not profitable.

Research and Development Expenses

Our research and development (“R&D”) expenses consist primarily of costs incurred for the research and development of new products and solutions, in particular our biomarkers, and the development of our IT driven and interpretation-based solutions. In the three fiscal years ended December 31, 2021, we spent €56,822 thousand on research and development, of which €13,000 thousand was capitalized as intangible assets.

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

During the year ended December 31, 2021, our research and development expenses represented 10.2% of our total revenue, as compared to 11.6% for the year ended December 31, 2020, and 19.7% for the year ended December 31, 2019. The decrease mainly related to the COVID-19 business, which generated additional revenue and where research and development expenses were negligible. We continue to innovate our information platform, develop additional products and solutions and expand our data management resources.

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

During the year ended December 31, 2021, our general administrative expenses represented 24.6% of our total revenue, as compared to 31.3% for the year ended December 31, 2020, and 47.5% for the year ended December 31, 2019. The decrease was mainly related to the COVID-19 business, where general administrative expenses as a percentage of revenues are comparably low. The share-based compensation expenses included in general administrative expenses for the years ended December 31, 2021, 2020 and 2019 amounted to €8,035 thousand, €5,658 thousand and €5,265 thousand, respectively.

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

During the year ended December 31, 2021, selling expenses accounted for 5.2% of our total revenue, as compared to 6.3% for the year ended December 31, 2020, and 19.0% for the year ended December 31, 2019. The decrease was mainly related to the COVID-19 business, where selling expenses as a percentage of revenues are comparably low. We expect that our selling expenses will continue to grow as we continue to increase our business footprint and expand our business development efforts in our pharmaceutical segment.

Other Operating Income / (Expenses)

Other operating income and expenses primarily includes government grants, gain on disposal of property, plant and equipment and exchange rate gains or losses.

Government grants contain performance-based grants to subsidize research, development and innovation in the state of Mecklenburg-Western Pomerania from funds granted by the European Regional Development Fund (“R&D Grants”). Furthermore, government grants contain investment grants related to the construction of our headquarters in Rostock, Germany in prior years and purchase of equipment for laboratory automization (“Investment Grants”). R&D Grants that compensate our research and development expenses are recognized directly in profit or loss, while R&D Investment Grants are initially recognized as deferred income and subsequently released to profit or loss on a systematic basis over the useful life of the related asset. We received different government grants in the state of Mecklenburg-Western Pomerania from funds granted by the European Regional Development Fund to subsidize our research, development and innovation.

During the year ended December 31, 2021, we received R&D Grants of €168 thousand, as compared to €764 thousand and €1,463 thousand for the year ended December 31, 2020 and December 31, 2019, respectively. Furthermore, we received Investment Grants of €792 thousand in the year ended December 31, 2019. The government grant that we receive, can fluctuate from period to period.

Results of Operations

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

	For the Years Ended
	December 31,
	2021	2020(1)

	(€ in thousands)
Consolidated statement of comprehensive loss:
Revenue	189,923	128,381
Cost of sales	161,765	83,437
Gross profit	28,158	44,944
Research and development expenses	19,297	14,935
General administrative expenses	46,739	40,160
Selling expenses	9,860	8,026
Impairment of financial assets	1,140	3,738
Other operating income	2,936	2,394
Other operating expenses	86	182
Operating loss	(46,028)	(19,703)
Interest and similar income	3	6
Interest and similar expenses	851	1,400
Finance costs, net	(848)	(1,394)
Loss before taxes	(46,876)	(21,097)
Income tax expenses	(24)	281
Loss for the year	(46,852)	(21,378)
Other comprehensive income/(loss)	543	(48)
Total comprehensive loss for the year	(46,309)	(21,426)

(1)             Restated for 2020 to reflect the impact of the reclassification of certain costs from cost of goods sold to general administrative expenses and selling expenses. (See note 2.4 to our consolidated financial statements as of December 31, 2021 and 2020 and for the three years ended December 31, 2021, 2020 and 2019 included elsewhere in this Annual Report).

Revenue

Revenue increased by €61,542 thousand, or 47.9%, to €189,923 thousand for the year ended December 31, 2021 from €128,381 thousand for the year ended December 31, 2020, mainly driven by revenue from our COVID-19 testing business, and a recovery of our Core businesses.

The breakdown of our revenue by segment was as follows:

	For the Years Ended
	December 31,
	2021	2020

	(€ in thousands)
Revenue by segment:
Pharmaceutical	15,641	16,951
Diagnostics	27,900	22,108
COVID-19	146,382	89,322
Total Revenue	189,923	128,381

Pharmaceutical segment

Revenues from our pharmaceutical segment were €15,641 thousand for the year ended December 31, 2021, a decrease of €1,310 thousand, or 8%, from €16,951 thousand for the year ended December 31, 2020. This decrease was primarily due to the impact of the COVID-19 pandemic, which slowed down or delayed the clinical studies of our pharmaceutical partners. We collaborated with 33 pharmaceutical partners, as of December 31, 2021 and December 31, 2020.

During the year ended December 31, 2021, we entered into 18 new collaborations and successfully completed 39 collaborations resulting in a total of 45 active collaborations in December 31, 2021 compared to 66 active collaborations as of December 31, 2020. Revenues from our new collaborations totalled €2,323 thousand for the year ended December 31, 2021 with upfront payments of €455 thousand related to setup fees. During the year ended December 31, 2020, we entered into 16 new collaborations and completed 26 collaborations, decreasing the total number of active/completed collaborations to 66, from 76 active collaborations as of December 31, 2019. Revenues from our new collaborations totalled €968 thousand for the year ended December 31, 2020, which amount did not include any upfront fees.

We have been successful in entering into collaborations with pharmaceutical partners in the early stages of drug development, which puts us in a position to provide more support to the development process and increases our potential to secure further collaborations for the same drugs, such as biomarker developments. The graphic below shows our revenues for the year ended December 31, 2021 and 2020 resulting from our collaborations with our pharmaceutical partners split between the drug development stages. For further details on each of our drug development stages, please see “Item 4. Information on the Company—B. Business Overview—Pharmaceutical Solutions.”

During the year ended December 31, 2021, revenues from one pharmaceutical partner represented 5.1% of our total revenues, as compared to 8.6% for the year ended December 31, 2020.

Diagnostics segment

Revenues from our diagnostics segment were €27,900 thousand for the year ended December 31, 2021, an increase of €5,792 thousand, or 26%, from €22,108 thousand for the year ended December 31, 2020. We received approximately 57,100 test requests in our diagnostics segment during the year ended December 31, 2021, representing an increase of approximately 36.3% as compared to approximately 41,900 test requests received for the year ended December 31, 2020.

For the years ended December 31, 2021 and 2020, our total diagnostic segment revenues were split amongst our primary testing products as follows:

The increase in revenues was primarily related to an increase in order intakes for panel testing, WES and WGS during the year ended December 31, 2021. Total revenues from panel testing, WES and WGS for the year ended December 31, 2021 amounted to €19,921 thousand, representing an increase of 25.1% as compared to €15,918 thousand for the year ended December 31, 2020. The total number of panel testing, WES and WGS order intakes received in the diagnostics segment for the year ended December 31, 2021 was approximately 27,962, representing an increase of 42.0% as compared to approximately 19,692 test requests received for the year ended December 31, 2020.

COVID-19 testing segment

Revenues generated from the testing for COVID-19 and sales of CentoSwab for the year ended December 31, 2021 amounted to €146,382 thousand with approximately 2.3 million test requests received. During the year ended December 31, 2021, revenues from one COVID-19 testing partner represented 9.4% of our total revenues.

Revenue by geographical region

The breakdown of our revenue from all our segments, in the aggregate, by geographical region was as follows:

	For the Years Ended
	December 31,
	2021	2020

	(€ in thousands)
Revenue by geographical region:
Europe	150,584	94,068
of which: Germany	141,133	81,065
of which: Netherlands	3,622	6,575
Middle East	16,432	12,624
North America	19,496	19,265
of which: United States	19,309	19,059
Latin America	2,593	1,888
Asia Pacific	818	536
Total Revenue	189,923	128,381

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

Our North America region contributed €19,496 thousand to revenue for the year ended December 31, 2021, an increase of € 231 thousand to €19,265 thousand for the year ended December 31, 2020. Revenues from the North America region represented 10.3% of our total revenues for the year ended December 31, 2021 as compared to 15.0% for the year ended December 31, 2020.

Our Middle East region contributed €16,432 thousand to revenue for the year ended December 31, 2021, an increase of €3,808 thousand, or 30%, from €12,624 thousand for the year ended December 31, 2020. This revenue increase was primarily attributable to the increase in sales of panel testing, WES and WGS tests.

Our Europe region contributed €150,584 thousand to revenue for the year ended December 31, 2021, an increase of €56,516 thousand, or 60%, from €94,068 thousand for the year ended December 31, 2020. This increase was mainly driven by revenues from our COVID-19 testing during the year, as over 96.6% of such revenues were generated in Germany. Revenues from the Europe region represented 79.3% of our total revenues for the year ended December 31, 2021 as compared to 73.3% for the year ended December 31, 2020.

Cost of Sales

Cost of sales increased by €78,328 thousand, or 94%, to €161,765 thousand for the year ended December 31, 2021, from €83,437 thousand for the year ended December 31, 2020. Cost of sales for the year ended December 31, 2021 represented 85.2% total revenue, an increase of 20.2 percentage points as compared to 65.0% for the year ended December 31, 2020.

Cost of sales incurred by our pharmaceutical and diagnostics segments for the year ended December 31, 2021 represented 74.0% and 62.2% of revenues from the respective segments, a decrease of 14.3 percentage points and 21.9 percentage points, respectively, as compared to 88.3% and 84.1%, respectively, for the year ended December 31, 2020. The 14.3 percentage point decrease for our pharmaceutical segment was mainly due to an impairment of €4,700 thousand related to the capitalized biomarkers included in cost of sales for the year ended December 31, 2020.

Cost of sales incurred by our COVID-19 business for the year ended December 31, 2021 represented 90.9% of the related revenues as compared to 57.2% for the year ended December 31, 2020. The increase in the cost of sales to revenue percentage was primarily due to changes in the business to government contract structures, costs relating to the set-up of the COVID-19 business unit, committed fixed overhead costs coupled with the downturn of COVID-19 testing in the second half of the year which led to accelerated depreciation and amortization expenses of COVID-19 related assets, as well as costs related to the shutdown of our

Hamburg lab and unprofitable testing sites. Moving forward, we have restructured our COVID-19 related operations and consolidated our testing efforts to minimize expenses and improve cost efficiency within the segment.

Gross Profit

The recovery of our core business segments (Diagnostics and Pharmaceutical segments combined) generated total gross margin of € 14,615 thousand or 34% of revenues which represents an increase of €9,117 thousand or 19.5 percentage points in the year ended December 31, 2021 as compared to €5,498 thousand or 14% of revenues in the previous year ended December 31, 2020. However, gross margin for our COVID-19 segment for the year ended December 31, 2021 was €13,352 thousand or 9% of revenues representing a decrease of €25,407 thousand or of 34 percentage points as compared to €38,759 thousand or 43% of revenues in the year ended December 31, 2020. This reduction was primarily due to the decision to shift COVID-19 testing to subcontractors. As a result, our total gross profit decreased by €16,786 thousand, to €28,158 thousand for the year ended December 31, 2021, from €44,944 thousand for the year ended December 31, 2020 driven by the factors described above. Gross profit margin decreased by 20 percentage points from 35% of revenues in 2020 to 15% of revenues in 2021.

Research and Development Expenses

The table below gives a breakdown of our research and development expenses for the years ended December 31, 2021 and 2020.

	For the Years Ended
	December 31,
	2021	2020

	(€ in thousands)
Wages and salaries and social security expenses	8,021	5,585
Laboratory supplies and consumable costs	301	1,719
IT development costs	4,422	5,208
Depreciation and amortization expenses	3,900	1,971
Others	2,653	452
Total research and development expenses	19,297	14,935

Research and development expenses increased by €4,362 thousand, or 29.2%, to €19,297 thousand for the year ended December 31, 2021, from €14,935 thousand for the year ended December 31, 2020. This mainly represents personnel costs, IT-related expenses incurred in our research that do not qualify for capitalization, increased depreciation and amortization and other costs such as consumables, patent applications, legal costs and external consultant costs.

General Administrative Expenses

The table below gives a breakdown of our general administrative expenses for the years ended December 31, 2021 and 2020.

	For the Years Ended
	December 31,
	2021	2020(1)

	(€ in thousands)
Wages and salaries, social security and termination expenses	13,664	9,657
Share‑based payment expenses	8,035	5,658
Legal, audit and consulting expenses	5,048	3,975
Travelling, corporate communication and event expenses	1,386	2,895
IT operational costs	3,513	2,404
Insurance premiums	4,432	5,003
Recruitment expenses	1,062	1,273
Depreciation and amortization expenses	1,949	2,777
Others	7,650	6,518
Total general administrative expenses	46,739	40,160

(1)             Restated for 2020 to reflect the impact of the reclassification of certain costs from cost of goods sold to general administrative expenses and selling expenses. (See note 2.4 to our consolidated financial statements as of December 31, 2021 and 2020 and for the three years ended December 31, 2021, 2020 and 2019 included elsewhere in this Annual Report).

General administrative expenses increased by €6,579 thousand, or 16.4%, to €46,739 thousand for the year ended December 31, 2021, from €40,160 thousand for the year ended December 31, 2020, principally due to an increase in personnel costs, costs related to being a publicly listed company and operating expenses as a result of the expansion of the business. The increase in costs relating to being a publicly listed company relates to costs such as additional legal, accounting, corporate governance and investor relations expenses, partially offset by a slight decrease in directors’ and officers’ insurance premiums. In addition, the increase is also the result of additional investments in IT support and data center costs. The general administrative expenses included share-based compensation expenses of €8,035 thousand for the year ended December 31, 2021, an increase of €2,377 thousand as compared to €5,658 thousand for the year ended December 31, 2020.

Selling Expenses

Selling expenses increased by €1,834 thousand, or 22.9%, to €9,860 thousand for the year ended December 31, 2021, from €8,026 thousand for the year ended December 31, 2020, were principally due to an increase in personnel expenses, online service expenses as well as travel expenses due to the easing of travel restrictions from the COVID-19 pandemic.

Impairment of financial assets

Impairment expenses for financial assets for the year ended December 31, 2021, were €1,140 thousand, representing a decrease of €2,598 thousand from €3,738 thousand for the year ended December 31, 2020. These impairment losses related to the re-assessment of the receivables and contract assets arising from contracts with customers, partly due to the effect of the COVID-19 pandemic.

Other Operating Income / (Expenses)

Other operating income increased by €542 thousand, or 22.6%, to €2,936 thousand for the year ended December 31, 2021, from €2,394 thousand for the year ended December 31, 2020, principally due to an increase in recognition of grant income, as well as a gain of €387 thousand from the forgiveness of a bank loan granted under the Coronavirus Aid, Relief, and Economic Security Act (CARES Act).

Other operating expenses increased by €96 thousand, or 52.7%, to €86 thousand for the year ended December 31, 2021, from €182 thousand for the year ended December 31, 2020, principally due to foreign exchange differences.

Interest and Similar Income / (Expenses)

Interest and similar income decreased by €3 thousand to €3 thousand for the year ended December 31, 2021, from €6 thousand for the year ended December 31, 2020.

Interest and similar expenses decreased by €549 thousand, or 39.2%, to €851 thousand for the year ended December 31, 2021, from €1,400 thousand for the year ended December 31, 2020, principally due to the unwinding of discount on lease liabilities and foreign currency losses.

Loss Before Taxes for the Year

As a result of the factors described above, our loss before taxes for the year ended December 31, 2021 was €46,876 thousand, an increase of €25,779 thousand, or 122.2%, from €21,097 thousand for the year ended December 31, 2020.

Segment Adjusted EBITDA

Our Segment Adjusted EBITDA was as follows:

	For the Years Ended
	December 31,
	2021	2020

	(€ in thousands)
Segment Adjusted EBITDA:
Pharmaceutical	4,843	6,194
Diagnostics	4,024	(2,408)
COVID-19	20,678	37,215
	29,545	41,001

Adjusted EBITDA from our pharmaceutical segment was €4,843 thousand for the year ended December 31, 2021, a decrease of €1,351 thousand, or 22%, from €6,194 thousand for the year ended December 31, 2020. This decrease was primarily attributable to the decrease in revenues from the pharmaceutical segment, as well as the increase in cost of sales including an impairment of €1,067 thousand and the continuous expansion of our business development team.

Adjusted EBITDA from our diagnostics segment was €4,024 thousand for the year ended December 31, 2021, an increase of €6,432 thousand, or 267%, from negative € 2,408 thousand for the year ended December 31, 2020. This increase was primarily attributable to an increase in revenues during the year and decreased credit loss allowances for trade receivables and contract assets.

Adjusted EBITDA from our COVID-19 segment was €20,678 thousand for the year ended December 31, 2021, a decrease of €16,537 thousand, or 44%, from € 37,215 thousand for the year ended December 31, 2020. This decrease was primarily attributable to changes in the business to government contract structures, costs relating to the set-up of the COVID-19 business unit, committed fixed overhead costs coupled with the downturn of COVID-19 testing in the second half of the year.

For further information about how we calculate Adjusted EBITDA, how it is used and our reconciliation of segment Adjusted EBITDA to the most comparable IFRS measure of the Group, see “Note 7 — Segment information and revenue from contracts with customers” of our consolidated financial statements as of and for the year ended December 31, 2021.

For the discussion of our results of operations for the year ended December 31, 2019 compared to year ended December 31, 2020, see “Financial Operations Overview —Year Ended December 31, 2019 Compared to Year Ended 31, 2020” included in our annual report for the year ended December 31, 2020 on Form 20-F (File No. 001-39124) filed with the SEC on April 15, 2021.

Quarterly Data

The following table sets forth certain unaudited financial data for each fiscal quarter for the periods indicated. The unaudited quarterly information includes all normal recurring adjustments that we consider necessary for a fair statement of the information shown. This information should be read in conjunction with the audited consolidated financial statements and related notes thereto appearing elsewhere in this Annual Report. Our quarterly results are not necessarily indicative of future operating results.

	2021				2020
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter

	(unaudited, In EUR thousands)
Revenue	64,960	51,871	30,196	42,896	12,105	9,719	36,305	70,252
Cost of sales (1)	50,755	42,533	34,951	33,526	7,018	6,443	24,901	45,075
Gross profit (1)	14,205	9,338	(4,755)	9,370	5,087	3,276	11,404	25,177
Research and development expenses	4,335	4,053	3,821	7,088	2,691	3,119	4,796	4,329
General administrative expenses (1)	12,595	11,540	11,051	11,553	7,898	7,801	9,501	14,960
Selling expenses (1)	2,142	2,123	2,228	3,367	2,326	2,724	1,330	1,646
Impairment of financial assets	95	580	502	(37)	1,174	500	1,147	917
Other operating income	366	1,276	1,011	283	945	801	679	(31)
Other operating expenses	34	2	-	50	101	37	53	(9)
Operating loss	(4,630)	(7,684)	(21,346)	(12,368)	(8,158)	(10,104)	(4,744)	3,303

(1)             Except for the fourth quarter in 2021, Cost of sales, general administrative expenses and selling expenses have been restated to reflect the impact of the reclassification of advertising expenses, credit card fees and other selling expenses from cost of sales to general administrative expenses and selling expenses. (See note 2.4 to our consolidated financial statements as of December 31, 2021 and 2020 and for the three years ended December 31, 2021, 2020 and 2019 included elsewhere in this Annual Report).

B.Liquidity and Capital Resources

Overview

Our cash requirements are principally for working capital and capital expenditures of all our businesses, including expansions and improvements to our laboratory facilities, technology infrastructure and research and development activities. In fiscal year 2022 and beyond, we anticipate that our capital expenditures in our rare disease business will increase from prior periods as we continue to increase our research and development efforts. Historically, our main source of liquidity has been our secured loans, municipal loans and government funding of research programs, and proceeds from our initial public offering. In July 2020, we completed the Follow-on Equity Offering and received net offering proceeds, after deducting underwriting discounts and commissions, of €22 million. In January 2022, we secured a debt financing agreement (“Loan Facility”) in the total amount of USD 45.0 million (€40.2 million) and additional €15 million through issuance of common shares and warrants.

Our financial condition and liquidity are and will continue to be influenced by a variety of factors, including our ability to continue to generate cash flows from our operations, our capital expenditure requirements, and the impact of the COVID-19 pandemic on financial markets and the global economy.

Our known material liquidity needs for periods beyond the next twelve months are described below in “—F. Tabular Disclosure of Contractual Obligations.” We believe cash generated from our operations, cash and cash equivalents per year-end, financial instruments, government funding of research programs together with the Loan Facility and capital injection obtained in 2022 will be sufficient to fund our operations for at least 12 months from the date of issuance of these financial statements.

Contractual Obligations

The table below presents the residual contractual terms of the financial liabilities as of December 31, 2021, including estimated interest payments. The figures are undiscounted gross amounts, including estimated interest payments and interest on undrawn loan funds, but without showing the impact of offsetting.

	Total		Between 1	Between 3
	contractual	Less than	and	and	More than
	cash flows	1 year	3 years	5 years	5 years

Bank overdrafts	3,310	3,310	—	—	—
Secured bank loans	505	505		—	—
Lease liabilities	22,050	4,119	5,423	3,615	8,893
Short term and low value leases	93	44	49	—	—
Trade payables and purchase obligations	11,252	11,252	—	—	—
Total	37,210	19,230	5,472	3,615	8,893

Lease liabilities include leases related to lease contracts for land and buildings, offices as well as various items motor vehicles and other equipment which are accounted for according to IFRS 16, and measured at the present value of lease payments over the lease term at the commencement date of the leases.

Lease liabilities also include contractual cash flows in relation to the expansion of the Rostock headquarters and leasing of our Frankfurt laboratory, our Airport Berlin, Airport Düsseldorf and Airport Frankfurt testing centers that are not accounted for yet. The future lease payments and utilities for these non-cancellable lease contracts are €107 thousand within one year, €2,370 thousand within five years and €4,219 thousand thereafter (December 31, 2020: €283 thousand within one year, €1,686 thousand within five years and €4,855 thousand thereafter.

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements, as defined in the rules and regulations of the Securities and Exchange Commission.

Material Transactions

Private Placement of Common Shares and Warrants

On January 31, 2022, we entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with the purchasers named therein (the “Investors”) and a Warrant Agreement (the “Warrant Agreement”) with the Investors. Pursuant to the Securities Purchase Agreement and the Warrant Agreement, we agreed to sell to the Investors (i) an aggregate of 4,479,088 common shares at a price per share of USD 3.73, and (ii) warrants initially exercisable for the purchase of up to an aggregate of 1,343,727 additional common shares at an initial exercise price per common share of USD 7.72 (the “Warrants”), for aggregate gross proceeds of €15.0 million. The Warrants are exercisable immediately as of the date of issuance and will expire on December 31, 2026.

The Securities Purchase Agreement and the Warrant Agreement contain customary representations and warranties from the Company and the Investors and customary closing conditions. The closing of the Private Placement occurred on January 31, 2022 (the “Closing Date”).

The Company also agreed pursuant to the Securities Purchase Agreement and the Warrant Agreement, among other things, to indemnify the Investors from certain liabilities arising out of or based in whole or in part on the inaccuracy of the representations and warranties of the Company contained in those respective agreements or the failure of the Company to perform its obligations thereunder.

Each of the Investors is a party to the Company’s existing Registration Rights Agreement, dated November 12, 2019 (as amended, the “Registration Rights Agreement”) (one Investor having executed a joinder thereto prior to the Closing Date). Pursuant to the Registration Rights Agreement, we have agreed under certain circumstances to file a registration statement to register the resale of the securities held by such Investors, subject to certain exceptions, as well as to cooperate in certain public offerings of such securities.

Loan and Security Agreement

On January 31, 2022 (the “Closing Date”), the Company, Centogene GmbH, CentoSafe B.V. and Centogene US, LLC (together, the “Borrowers”), entered into the Loan Facility with Oxford Finance LLC (“Oxford”) and the other financial institutions or entities from time to time parties to the Loan Facility (collectively, referred to as “Lenders”) and Oxford, in its capacity as collateral agent for itself and the Lenders (in such capacity, “Agent”). Under the Loan Facility, the Lenders agreed to make available to the Borrowers certain term loans in an aggregate principal amount of up to $45.0 million, subject to funding in two tranches as follows: (a) on the Closing Date, a loan in the aggregate principal amount of $25.0 million (the “Term A Loan”) and (b) on and after the Term B Milestone (as defined below) until the earlier of 60 days thereafter and July 31, 2023, a loan in the aggregate principal amount of USD 20.0 million (the “Term B Loan” and collectively with the Term A Loan, the “Term Loans”). The obligations of the Lenders to fund the Term B Loan are subject to our achievement of product revenues from our diagnostics and pharmaceutical services segments of at least USD 50.0 million calculated on a trailing twelve month basis as of the last day of any fiscal month (such achievement, the “Term B Milestone”). As security for the Borrowers’ obligations under the Loan Facility, the Borrowers granted the Lenders a first priority security interest on the Borrowers’ assets.

The maturity date of the Term Loans is January 29, 2027, with amortized payments commencing March 1, 2025 in 24 equal monthly payments. The Term Loans bear an interest rate of 7.93% per annum plus the 1-month CME Term SOFR reference rate as published by the CME Group Benchmark Administration Limited (subject to a floor of 0.07%), based on a year consisting of 360 days.

At any time following the Closing Date, the Borrowers may prepay an amount of not less than all of the then outstanding principal balance and all accrued and unpaid interest on the Term Loans, subject to at least fifteen days’ prior written notice to the Agent and the payment of a prepayment fee equal to (x) if made on or prior to the first anniversary of the Closing Date, 3.0% of the principal amount being prepaid, (y) if made after the first anniversary of the Closing Date but on or prior to the second anniversary of the Closing Date, 2.0% of the principal amount being prepaid and (z) otherwise, 1.0%.

The Loan Facility contains customary affirmative covenants, negative covenants and events of default, including covenants and restrictions that, among other things, require the Borrowers to satisfy a financial covenant, restrict Borrowers’ ability to transfer cash to their subsidiaries, and in certain circumstances restrict the ability of the Borrowers to incur liens, incur additional indebtedness, engage in mergers and acquisitions, make distributions or make asset sales without the prior written consent of Lenders. A failure to comply with these covenants could permit the Lenders to declare the Borrowers’ obligations under the Loan Facility, together with accrued interest and fees, to be immediately due and payable, plus any applicable additional amounts relating to a prepayment or termination, as described above.

Comparative Cash Flows

Comparison of the Years Ended December 31, 2021 and 2020

The following table sets forth our cash flows for the periods indicated:

	For the Years Ended
	December 31,
	2021	2020

	(€ in thousands)
Consolidated statement of cash flows:
Cash flow (used in)/ from operating activities	(21,739)	8,462
Cash flow (used in) investing activities	(5,360)	(16,151)
Cash flow (used in)/ from financing activities	(3,203)	14,842
Net (decrease)/ increase in cash and cash equivalents	(30,302)	7,153
Cash and cash equivalents at the beginning of the period	48,156	41,095
Effect of movements in exchange rates on cash held	(36)	(92)
Cash and cash equivalents at the end of the period	17,818	48,156

Operating Activities

Our cash flow used in, or from, operating activities primarily relates to changes in the components of our working capital, including cash received from our COVID-19 business, pharmaceutical partners and diagnostics clients, and payments made to our suppliers.

For the year ended December 31, 2021, cash flow used in operating activities was €21,652 thousand, an increase of €30,114 thousand as compared to cash generated from operating activities of €8,462 thousand for the year ended December 31, 2020. This change was mainly driven by the COVID-19 business segment where business to government contract structures were amended resulting in higher subcontracting costs for each testing site, costs relating to the set-up of the COVID-19 business unit, committed fixed overhead costs coupled with the downturn of COVID-19 testing in the second half of the year.

Investing Activities

Our cash flow used in, or from, investing activities consists of investments in intangible assets, plant, property and equipment, grants received for investments in property, plant and equipment and cash received from disposals of property, plant and equipment.

For the year ended December 31, 2021, cash flow used in investing activities was €5,360 thousand, as compared to cash flow used of €16,151 thousand in investing activities for the year ended December 31, 2020. The decrease was mainly due to the reduction in investments made in respect of COVID-19 testing. Total investments in COVID-19 testing during the year ended December 31, 2021 amounted to €2,834 thousand compared to €9,346 thousand for the year ended December 31, 2020.

Cash used in investment activities in our rare disease business included mainly costs incurred in the development of new products and solutions, and the development of our IT driven and interpretation-based solutions. It also includes investment in property, plant and equipment used in the laboratories and other business operations.

Financing Activities

For the year ended December 31, 2021, cash used in financing activities was €3,203 thousand, an increase of €18,045 thousand as compared to cash generated of €14,842 thousand for the year ended December 31, 2020.

Our cash flow provided by financing activities for the year ended December 31, 2020 was primarily driven by the cash received in our follow-on offering in July 2020, which contributed €22,430 thousand, net of underwriting discounts, commissions and transaction costs.

Cash used in financing activities includes repayment of lease liabilities of €4,244 thousand, an increase of €774 thousand as compared to repayment of €5,018 thousand for the year ended December 31, 2020.

For the discussion of our cash flows for the year ended December 31, 2019 compared to year ended December 31, 2020, see “Comparative Cash Flows —Year Ended December 31, 2019 Compared to Year Ended 31, 2020” included in our annual report for the year ended December 31, 2020 on Form 20-F (File No. 001-39124) filed with the SEC on April 15, 2021.

Indebtedness

Syndicated Loan Facility

On August 4, 2015, we entered into a loan agreement (as amended or supplemented to date, the “Syndicated Loan Facility”) with certain German commercial banks. The Syndicated Loan Facility consists of four tranches. As of December 31, 2021, we had €2,834 thousand outstanding under the Syndicated Loan Facility, of which €505 thousand was outstanding under Tranche B and €2,329 thousand was outstanding under the Tranche D. As of December 31, 2020, we had €1,596 thousand outstanding under the Syndicated Loan Facility, of which €968 thousand was outstanding under Tranche B and €628 thousand was outstanding under the Tranche D Loan. As of December 31, 2021 and 2020, there were no balances outstanding under Tranches A and C.

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

During the year ended December 31, 2019, after Tranche A loan was fully repaid following our sale and leaseback transaction, the terms of the Syndicated Loan Facility were renegotiated with the relevant banks and €1,500 thousand in cash was arranged and pledged for the Tranche B Loan. In exchange, the assignment of assets and receivables was released, and the requirement of compliance with covenants and restrictions were also removed. As of December 31, 2021, there was no requirement to comply with the covenants and no liens on assets, except for cash deposits pledged, remaining under the Syndicated Loan Facility.

Revolving Credit Agreements

We have entered into two further secured bank overdraft agreements totaling €1,000 thousand which we use to finance our day-to-day business operations. €981 thousand was utilized as of December 31, 2021 and €910 thousand was utilized as of December 31, 2020. Our first €500 thousand bank overdraft agreement had an initial floating interest rate of 4.23% per annum (adjusted on EURIBOR) when utilized as an overdraft facility. This is secured by a term deposit of €500 thousand. Our second €500 thousand bank overdraft agreement had an initial floating interest rate of 4.5% per annum when utilized as an overdraft facility and is secured by a term deposit of €500 thousand.

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

E.Critical Accounting Estimates

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

Our significant accounting policies that we believe to be critical to the judgments and estimates used in the preparation of our financial statements are included in “Note 2.2—Going concern, Note 6—Accounting judgments and estimates” and “Note 20—Share-based payments” to our consolidated financial statements as of and for the year ended December 31, 2021.

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

The following table lists the current members of our management board, as well as the year of expiration of their terms as management board members of Centogene N.V. We consider all persons named in the table below key executive officers. Mr. Coego Rios does not serve on our management board, but does serve as our Interim Chief Financial Officer effective as of April 1, 2022 and we consider him also to be a key executive officer.

			Year of Expiration
Name	Position	Age	of Term
Kim Stratton	Chief Executive Officer (1)	59	2026
René Just	Chief Financial Officer (2)	54	2022
Volkmar Weckesser, Ph.D.	Chief Information Officer	55	2022
(1)	Effective as of February 1, 2022, Dr. Andrin Oswald resigned from the management board and his position as our Chief Executive Officer. Mrs. Stratton was appointed as Centogene’s managing director and Chief Executive Officer on February 18, 2022, after having served as interim managing director and Chief Executive Officer from December 20, 2021
(2)	On June 30, 2021, Richard Stoffelen stepped down from the management board and his role as our CFO. He was succeeded by René Just. Effective as of March 31, 2022, René Just resigned from the management board and his position as our Chief Financial Officer of Centogene. Jose Miguel Coego Rios was appointed as our Interim CFO with effect as of April 1, 2022 and Executive Vice President of Finance & Legal on February 8, 2022.

The following is a brief summary of the business experience of our managing directors and Mr. Coego Rios. Unless otherwise indicated, the current business addresses for our managing directors is Am Strande 7, 18055 Rostock, Germany.

Kim Stratton, was appointed as our managing director and Chief Executive Officer on February 18, 2022, after having served as interim managing director and Chief Executive Officer as of December 20, 2021. Mrs. Stratton has more than 25 years of global commercial expertise in the biopharmaceutical space, with significant experience across multiple geographies, including the United Kingdom, the United States, Europe, and emerging markets. Most recently, Mrs. Stratton was CEO of Orphazyme, a biopharmaceutical company dedicated to developing treatments for patients living with rare diseases. Prior to this role, she worked at Shire Pharmaceuticals, where she served as Head of International Commercial for Shire’s Specialty and Rare Diseases portfolio.

Before Shire, Mrs. Stratton spent nearly 15 years at Novartis in a number of senior management roles, including global product development, commercial, marketing, general manager, and various global corporate functions, including government and external affairs. Mrs. Stratton is on the Board of Recordati S.p.A, Novozymes A/S and Vifor Pharma AG.

René Just, Mr. Just has served as our CFO since June 2021 and will step down from the management board and as our CFO on March 31, 2022. He has over 20 years of industry experience. During his career, Mr. Just has held positions of increasing responsibility in both listed and private equity owned companies, spanning a range of industries, including Pharma, IT, and Services. Throughout this time, Mr. Just has gained extensive experience in building and leading efficient finance operations – supporting the development and implementation of value creation strategies, as well as the planning and execution of financing strategies. Mr. Just holds a Master of Economics from Aarhus University (Denmark). Prior to joining Centogene, he was the Group CFO at Riemser Pharma Holding, previously owned by the private investment and private equity firm Ardian.

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

Jose Miguel Coego Rios, our Executive Vice President of Finance & Legal, is an experienced senior executive with broad expertise in finance and commercial leadership roles in the pharmaceutical and biotech sectors. Effective April 1, 2022, he will assume the role of Interim CFO. Mr. Rios has an extensive track record in achieving sales and expenses targets, team management and development, and steering multi-country projects. Most recently, he was Vice President & General Manager South Europe at Orphazyme A/S, a late-stage clinical biotech company. Before that he was Vice President & CFO EMEA at Mundipharma, a multinational pharmaceutical company. Earlier in his career, Mr. Rios served in several senior management positions at Shire Pharmaceuticals between 2011 and 2019, most recently as CFO LATAM and General Manager of the Andean region. Mr. Rios has gained notable international exposure having completed positions in Colombia, Brazil, Spain, and the United Kingdom.

The following table lists those of our key executive officers as of December 31, 2021 who are not members of our management board:

			Year of Expiration
Name	Position	Age	of Term
Maximilian Schmid, M.D.	Chief Commercial Officer – Diagnostics	44	—
Michael Motz, Ph.D. (1)	Chief Commercial Officer - Pharmaceuticals	49	—
Patrice P. Denèfle, Ph.D.	Chief Scientific Officer	62	—
Nathalie Daste	Chief Human Resources Officer	45	—
Florian Vogel, Ph.D.	Chief Process Officer	41	—
Prof. Peter Bauer, M.D.	Chief Genomic Officer	52	—
(1)	Mr. Motz served as Centogene’s Chief Commercial Officer – Pharmaceuticals. He resigned his position at the end of February 2022.

Maximilian Schmid, M.D., Mr. Schmid serves as Centogene’s Chief Commercial Officer Diagnostics. Bringing over two decades of Experience, Mr. Schmid has the overall responsibility of driving the Company’s Diagnostic business strategy and growth. He joined Centogene from Roche Diagnostics, where he most recently served as Global Head of Medical Affairs of its Sequencing Business Unit. Within this role, he was responsible for developing and executing the medical strategy across different countries and disease areas, such as Oncology and Women’s Health. Mr. Schmid came to Roche following its acquisition of Silicon Valley startup Ariosa Diagnostics Inc., where after a successful career in academic medicine, he helped build a leading global NIPT business. Prior to his medical career, Mr. Schmid worked as a Management Consultant for McKinsey & Company, developing and implementing strategies and solutions to overcome complex challenges in the pharmaceutical and biotechnology industry. He holds a medical degree from the University of Vienna and is board-certified with habilitation in Obstetrics and Gynecology and sub-specialty training in Maternal-Fetal Medicine, as well as certification in Clinical Genetics.

Michael Motz, Ph.D., Mr. Motz serves as Chief Commercial Officer, Pharmaceuticals, overseeing the Company's Pharma business strategy and growth. He is an entrepreneur and executive with over 25 years of industry experience and has held positions of increasing responsibility in both biotech and pharmaceutical companies during his career. Mr. Motz worked on several large transactions, licensing (in- and out-), and acquisitions with EU and U.S.-based life science companies, on both the buy side and the sell side. His experiences have also allowed him to gain expert knowledge in drug discovery and development for rare diseases, such as lysosomal storage diseases (LSDs) and certain rare bone disorders. He holds a doctorate in Biochemistry from the Max Planck Institute for Evolutionary Anthropology, obtained under the supervision of renowned human geneticist Prof. Dr. h.c. Svante Pääbo. Before joining Centogene, he was in leadership positions at several pharma and biotech companies, such as LION Bioscience AG, ALTANA Pharma, Sandoz, F. Hoffmann-La Roche AG, and Zealand Pharma. Most recently, Mr. Motz was Entrepreneur in Residence at BB Pureos Bioventures in Zurich, Switzerland.

Patrice P. Denèfle, Ph.D., Mr. Denèfle serves as Centogene’s Chief Scientific Officer. Within this role, he is responsible for overseeing the Company’s scientific activities to deliver on its vision and strategy, while driving value creation. Mr. Denèfle is a seasoned executive and scientific pioneer with over 35 years of experience at pharmaceutical and biotechnology companies in Europe and the U.S., spearheading translational R&D to deliver breakthrough treatments to patients. Prior to joining Centogene, Mr. Denèfle served as Chief Scientific Officer at 4P-Pharma, where he led the R&D drug repositioning strategy and operations towards potential full clinical demonstration and asset-value transfer to large pharma companies. Over the past three decades, he has held several leadership positions, including as the General Manager of the Roche Institute for Research and Translational Medicine, as well as other senior roles at Sanofi Aventis and Ipsen. Mr. Denèfle also served as CSO at Genethon, a biotech company dedicated to the development of gene therapy treatments for rare diseases. Mr. Denèfle lecular Pharmacology at the University of Lille, graduated as Adjunct University Professor, and taught Biotechnology for 10 years at the University Paris-Descartes. Mr. Denèfle was also trained as a CEDEP fellow at INSEAD and has co-authored more than 150 scientific papers and patents.

Nathalie Daste, Bringing extensive experience in organization and capability building in the healthcare sector, Ms. Daste is responsible for further developing the company’s global talent, fostering company culture, and expanding organizational capabilities to deliver against a purpose-driven growth strategy. Ms. Daste has a proven track record in successfully supporting the growth and strategy of leading companies in the healthcare sector globally in industry and consulting positions, including at McKinsey & Company and Novartis. Over the past decade, she has spearheaded a number of large-scale efforts in the area of culture change, performance improvement, top team alignment, and talent and organizational development. Ms. Daste holds both a master's in Management from ESSEC and an MBA from INSEAD.

Florian Vogel, Ph.D., Mr. Vogel currently serves as Chief Process Officer. Within his role, he holds disciplinary and budget responsibility for all five Diagnostic wet lab production departments in Rostock, Germany, and the CLIA & CAP lab processing facility in Cambridge, Massachusetts. In addition, he is responsible for the Method & Process Development in Rostock. Before taking on this position, he served as Senior Director Research & Development from 2015-2018 at Centogene. Mr. Vogel has extensive experience in product development and streamlining of workflows for genetically based methods enabling the highest quality as well as high throughput testing. Mr. Vogel has more than ten years of know-how in molecular genetic assay design and international leadership in various industry sections. Prior to joining Centogene, he was living in South Korea to set up the local branch of a German university and labs for chemical and bioengineering as Head of the White Biotechnology department, including lab build out and starting industry collaborations. Mr. Vogel studied Biology at Friedrich-Alexander-University of Erlangen-Nurnberg and received his doctoral degree in Molecular Biology summa cum laude.

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

Supervisory Board

Our supervisory board consists of nine members. Each supervisory board member holds office for the term set by our general meeting of shareholders (as set forth in the table below), except in the case of his earlier death, resignation or removal. Our supervisory board members do not have a retirement age requirement under our articles of association.

The following table presents the names of the current members of our supervisory board, as well as the year of expiration of their terms as supervisory board members of Centogene N.V.:

			Year of Expiration
Name	Position	Age	of Term
Peer M. Schatz (1)	Chairman of the Supervisory Board	56	2023
Andreas Busch, Ph.D. (2)	Member and Vice-Chairman of the Supervisory Board	58	2026
Flemming Ornskov, M.D. (3)	Member of the Supervisory Board	64	2025
Jonathan G. Sheldon, Ph.D.	Member of the Supervisory Board	50	2025
Holger Friedrich	Member of the Supervisory Board	55	2025
Guido Prehn	Member of the Supervisory Board	44	2025
Eric Souêtre, M.D.	Member of the Supervisory Board	66	2025
Berndt Modig	Member of the Supervisory Board	63	2025
Hubert Birner, Ph.D.	Member of the Supervisory Board	55	2025

(1)             Effective from January 1, 2021, Peer Schatz has been appointed Chairman of the supervisory board.

(2)             Andreas Busch was appointed on February 18, 2022 as a member and Vice Chairman of the supervisory board.

(3)On March 30, 2022, Flemming Ornskov informed the Supervisory Board that he most likely would step down as a member of the Supervisory Board by the end of 2022 due to increased responsibilities as CEO of Galderma S.A.

The following is a brief summary of the business experience of our supervisory board members. Unless otherwise indicated, the current business address for our directors is Am Strande 7, 18055 Rostock, Germany.

Peer M. Schatz From January 1, 2021, Peer Schatz has served as chairman of our supervisory board. Mr. Schatz joined the supervisory board of Centogene in March 2020 as interim member and interim vice-chairman of the supervisory board. His appointment was approved in the annual general meeting of shareholders in June 2020. He joined Centogene from his position as long-time Chief Executive Officer of QIAGEN N.V. (Nasdaq: QGEN; Frankfurt: QIA), a leading provider of molecular sample and assay technologies. From 1993 to 2019, he led QIAGEN’s rapid expansion from a start-up company with $2 million in sales into a global leader in molecular testing with over $1.6 billion in revenues. Mr. Schatz also serves as a supervisory board director of Siemens Healthineers AG and as Chairman of the Board of Resolve Biosciences GmbH and as managing director of PS Capital Management GmbH. He also served as a founding member of the German Corporate Governance Commission and as a supervisory board member of Evotec AG (Frankfurt: EVT). Mr. Schatz graduated from the University of St. Gallen, Switzerland with a Masters Degree in Finance and from the University of Chicago Graduate School of Business with an MBA.

Andreas Busch, Ph.D., Dr. Busch was appointed member and vice-chairman of the supervisory board on February 18, 2022 and brings over 20 years of experience and leadership in the pharmaceutical industry. Since 2019, he has served as Chief Innovation Officer and Chief Scientific Officer at Cyclerion Therapeutics, Inc. (Nasdaq: CYCN), a clinical-stage biopharmaceutical company on a mission to develop treatments that restore cognitive function. Prior to this, Dr. Busch served as Head of R&D and CSO at Shire plc., a global biotechnology leader serving patients with rare diseases. Previously, he held a variety of senior leadership positions in his 13-year tenure at Bayer group, most recently as Head of Drug Discovery and a member of the Executive Committee for the Pharmaceuticals division of Bayer. Prior to joining Bayer, Dr. Busch was Global Head of Cardiovascular Research at Hoechst and Sanofi-Aventis. Dr. Busch has served as a member of numerous Supervisory and Scientific Boards of research institutions and companies, including the German Cancer Research Center, the University of Tübingen, the Max Delbrück Center, and the Max Planck Institute of Molecular Genetics, as well as Takeda and start-up companies, such as Omeicos and BerlinCures. He also holds the title of Extraordinary Professor of Pharmacology at the Johann Wolfgang Goethe-University in Frankfurt, Germany. Dr. Busch received his license to practice Pharmacy and Ph.D. in Pharmacology from the Johann-Wolfgang-Goethe-University, Frankfurt. He is the author of over 400 publications and abstracts, and received the prestigious Sir Bernard Katz and Franz Volhard Awards for his work on renal and cardiac ion channels and transporters.

Flemming Ornskov, M.D., MPH, MBA.  Dr. Ornskov has served as a member of our supervisory board since April 2019. From April 2019 until December 31, 2020 he also served as the chairman of the supervisory board.  He has served as the Chief Executive Officer of Galderma S.A. since October 2019. He currently also serves as the Chairman of the Board of Director of Waters Corporation. Dr Ornskov was the Chief Executive Officer and a Board Member of Shire Plc from April 2013 to January 2019, when Shire was acquired by Takeda.  Earlier in his career, Dr. Ornskov worked in executive roles at Bayer, Novartis and Merck & Co. Dr. Ornskov received his M.D. from the University of Copenhagen, MBA from INSEAD, and Masters of Public Health from Harvard University.

Jonathan G. Sheldon, PhD. Dr. Sheldon joined our supervisory board as a an interim member at November 10, 2020, and his appointment was approved by the shareholders in the extraordinary general meeting of shareholders on December 18, 2020. Mr. Sheldon has an extensive track record in the life science and healthcare industry – having spearheaded growth and strategy development of multiple global companies. He serves as Senior Vice President of the Digital Insights Business Area and member of the Executive Committee at QIAGEN N.V., a leading provider of molecular sample and assay technologies. Prior to joining QIAGEN, Jonathan served as the Global Vice President of Oracle Health Services – further positioning the Company’s product portfolio, defining its healthcare strategy, and its convergence with Life Sciences. Previously, he was the Head of Bioinformatics at Roche Pharmaceutical, where he established the Company’s first bioinformatics department in the UK as well as providing leadership to a variety of software and data companies serving both the life science and healthcare sectors. Until recently, Mr. Sheldon was a Board Member of the Drug Information Association (DIA) and served on the board of the American College of Medical Genetics Foundation. He completed his B.Sc. in Biochemistry and Molecular Biology at the University of Manchester, and went on to receive his Ph.D. in Biochemistry and Molecular Biology from the University of Cambridge.

Holger Friedrich. Mr. Friedrich has been a member of our supervisory board since 2017. Since 2010, Mr. Friedrich has been the Managing Director of the consulting division of CORE SE (acquired by EPAM). Prior to that, he was Chairman of SPM Technologies (acquired by SAP) from 1993 to 2003 and Senior Vice President, IT Architecture, at SAP from 2003 to 2005. From 2005 to 2008, he was a partner at McKinsey, responsible for IT Enterprise Architecture in Europe. From 2009 to 2010, he was a member of the Executive Board at Software AG. Friedrich studied computer science and German language and literature.

Guido Prehn. Mr. Prehn joined our supervisory board as a member in 2019. Mr. Prehn has over 15 years of experience in the private equity industry. He currently serves on the boards of OmniaMed Holding GmbH, Calvias GmbH, Everest TopCo B.V., Auerbach Holding AG, VTU Group GmbH, FinCo GmbH, B plus L Group Holding GmbH, M-Personal Protection Holding GmbH and M-Personal Protection Management GmbH. Mr. Prehn is a managing director of DPE Deutsche Private Equity which he joined in 2010, shortly after its foundation. Between 2002 and 2009, he worked in various positions at Allianz Capital Partners, TPG Capital and Merrill Lynch. Mr. Prehn studied business administration at the European Business School, Oestrich-Winkel, De Paul University Chicago and Universidad Argentina de la Empresa, Buenos Aires.

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

Berndt Modig, MBA. Mr. Modig joined our supervisory board as a member in April 2018. He also serves as chief executive officer of Pharvaris N.V. He served as chief financial officer of Prosensa Holding N.V., a public pharmaceutical company, from March 2010 until its acquisition by BioMarin Pharmaceutical Inc. in January 2015. From October 2003 to November 2008, Mr. Modig was chief financial officer at Jerini AG where he directed private financing rounds, its initial public offering in 2005, and its acquisition by Shire Plc in 2008. Before that, Mr. Modig served as chief financial officer at Surplex AG from 2001 to 2003 and as finance director Europe of U.S.-based Hayward Industrial Products Inc. from 1999 to 2001. In previous positions, Mr. Modig was a partner in the Brussels-based private equity firm, Agra Industria, from 1994 to 1999 and a senior manager in the Financial Services Industry Group of Price Waterhouse LLP in New York from 1991 to 1994. Mr. Modig currently serves as a director, chair of the compensation committee and member of the audit committee of Sio Gene Therapies Inc. In addition, until April 2021 he served as vice-chairman of the supervisory board and chairman of the audit committee of Kiadis Pharma N.V., all of which are publicly held pharmaceutical companies, and he was a director of Mobile Loyalty plc from 2012 to 2013. Mr. Modig received a bachelor’s degree in business administration, economics and German language from the University of Lund, Sweden, and an MBA from INSEAD, Fontainebleau, France. He is a certified public accountant (inactive).

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

The compensation, including benefits in kind, accrued or paid to our managing directors and supervisory board members with respect to the year ended December 31, 2021, for services in all capacities is shown below on an individual basis. Further details for the compensation for our managing directors and supervisory board members are provided in note 25 to our consolidated financial statements as of and for the year ended December 31, 2021.

Directors Compensation 2021

Supervisory Board Members

On December 18, 2020, in an extraordinary general meeting of the Company, our shareholders approved changes to the cash remuneration payable to members of our supervisory board. Pursuant to the new cash remuneration scheme, each member of the supervisory board will receive a fixed cash fee of €80,000 (gross) per annum. The chairman of the supervisory board will receive an additional fixed cash fee of €60,000 (gross) per annum as of the financial year 2023, and the vice-chairman of the supervisory board will receive an additional fixed cash fee of €40,000 (gross) per annum as of the financial year 2023. The chairman of the audit committee will receive an additional fixed cash fee of €40,000 (gross) per annum, and the chairman of the compensation committee will receive an additional fixed cash fee of €8,000 (gross) per annum. If a supervisory board member serves for only part of a financial year, the fixed cash fees referred to above payable to such member will be adjusted and, if already paid, will be reimbursed by such member to us on a pro rata basis.

	P. Schatz	F. Ornskov	H. Birner	J. Sheldon	H. Friedrich	G. Prehn	E. Souêtre	B. Modig

	(in € thousands)
Periodically paid compensation	80	80	88	80	80	80	80	120
Total cash compensation	80	80	88	80	80	80	80	120
2019 Equity Incentive Plan (1)	1,559	765	—	4	—	—	—	60
Total share‑based payment compensation	1,559	765	—	4	—	—	—	60
(1)	This amount represents the portion of the grant date fair value of the option and RSU awards recognized as an expense in 2020 under the provisions of IFRS 2.

Managing Directors

	A. Oswald(1)	R. Just	V. Weckesser	R. Stoffelen (2)

	(in € thousands)
Periodically paid compensation	439	262	431	308
Bonuses	—	—	390	218
Termination benefits	—	—	—	235
Total cash compensation	439	262	821	761
2019 Equity Incentive Plan(3)	3,339	106	537	—
Total share‑based payment compensation	3,339	106	537	—
(1)	On February 1, 2022, Andrin Oswald Stepped down from the management board and his role as the CEO.
(2)	On June 30, 2021, Richard Stoffelen stepped down from the management board and his role as our CFO.
(3)	This amount represents fair value of the option awards issued in September 2020 under the 2019 Plan (as defined and discussed below), recognized in 2021 under the provisions of IFRS 2.

For the year ended December 31, 2021, our performance-based compensation programs are described below.

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

For further details of this plan, please see note 20(i) to our consolidated financial statements as of and for the year ended December 31, 2021.

The table below shows the cash payments our managing directors received in 2020 as a result of their vested and exercised option awards under the 2016 Plan.

	Number of Options at the
	Consummation of the		Cash Payment
Beneficiary	Initial Public Offering	Exercise Price EUR	EUR Thousand
Richard Stoffelen (1)	272,683	400	702
Richard Stoffelen (1)	46,200	100	261
Volkmar Weckesser	138,600	200	641
Total	457,483		1,604
(1)	On June 30, 2021, Richard Stoffelen stepped down from the management board and his role as our CFO.

2019 Equity Incentive Plan

In conjunction with the consummation of our initial public offering, we have established a new long-term incentive plan (our “2019 Plan”) with the purpose of advancing the interests of our shareholders and other stakeholders by enhancing our ability to attract, retain and motivate individuals who are expected to make important contributions to us. The 2019 Plan governs issuances of equity and equity-based incentive awards from and after the consummation of our initial public offering. The maximum number of common shares underlying awards that may be granted pursuant to the 2019 Plan (other than replacement awards) will not exceed 13% of the Company’s issued share capital immediately following our initial public offering. Such maximum number has been increased on January 1, 2020, and will be increased on January 1 of each calendar year thereafter, by an additional number of common shares equal to 3% of the Company’s issued share capital on such date (or a lower number of common shares as determined by the management board or supervisory board, where appropriate on the basis of a recommendation of the compensation committee (as the case may be, as prescribed by the 2019 Plan and, collectively, the “Committee”)). On September 11, 2020, the 2019 Plan was modified to reflect the leaver arrangements described under “Termination of Service” below. This modification was later amended, on November 25, 2020, to restore the original leaver arrangement terms of the 2019 Plan.

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

During the year ended December 31, 2021, the following options were granted under 2019 Plan:

Equity Share Option – Replacement (2017 Plan)

In 2017, the Group established a virtual share option program (the “2017 Plan”) that entitled the management board to grant virtual share options to individuals, in regard to services they provide and their continuous commitment to the Group. As part of the corporate reorganization, in connection with the IPO, the options granted under the 2017 Plan of Centogene AG were converted into option awards under the 2019 Plan exercisable for common shares of Centogene N.V. immediately prior to the completion of our initial public offering in 2019. For further details of this plan, please see note 20(iii) to our consolidated financial statements as of and for the year ended December 31, 2021.

The following table shows the options outstanding as of December 31, 2021 held by our managing directors under the 2019 Plan to replace their options under the 2017 Plan:

Beneficiary(1)	Grant Date	Number of Options	Exercise Price EUR	Expiration Date
Volkmar Weckesser	November 9, 2019	33,773	0.12	October 31, 2029
Total		33,773
(1)	In 2021, Mr. Richard Stoffelen left the Company; therefore the number of options outstanding for him is no longer included in the table.

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

On December 18, 2020, in an extraordinary general meeting of shareholders of the Company, the shareholders approved the grant of 300,000 restricted stock units (“RSUs”) to Mr. Ornskov under the 2019 Plan, which replaced the ESOP 2019 and pursuant to which Mr. Ornskov will forfeit the options granted to him thereunder in exchange for the RSUs granted to him. The RSUs will expire after ten years, will not be subject to any other performance criteria, will have no exercise price and will be settled in shares. With respect to the RSUs granted 33% vested immediately and the remaining 67% will vest in two equal annual instalments on each anniversary of October 1 following the date of grant. For further details of this plan, please see note 20(iv) to our consolidated financial statements as of and for the year ended December 31, 2021.

2021 Grants to Employees, Management Board and Selected Consultants

Under the 2019 Plan, we granted 15,000 share options and 163,491 RSUs to our employees, management board members and select consultants in 2021. Apart from one award that vests in three equal tranches on each anniversary of the grant date, and another four awards which will vest in four equal tranches on January 1 of each year following the grant date, all other awards referred to above will vest in four equal tranches in each year following the grant date. All of the foregoing awards will vest in full when the participant is considered to be a good leaver within the meaning of the 2019 Plan effective as of the grant date. The options referred to above will vest only if the 20 trading day volume-weighted average stock price of the Company’s shares preceding the vesting date of each tranche exceeds the exercise price of USD 12,52.

The following table shows the options and RSUs granted to the members of the management board in 2021 and outstanding as of December 31, 2021 under the 2019 Plan:

Beneficiary	Grant Date	Number of	Exercise	Number of	Exercise	Expiration Date
		Options	Price USD	RSUs	Price USD
René Just	June 1, 2021	—	—	37,871	—	June 1, 2031
Volkmar Weckesser	March 17, 2021	15,000	12.52	30,000	—	March 17, 2031
Total		15,000		67,871
(1)	On June 30, 2021, Richard Stoffelen stepped down from the management board and his role as CFO of Centogene. As a result, his 15,250 options and 32,250 RSUs vested in full.

For further details of this plan, please see note 20(vi) to our consolidated financial statements as of and for the year ended December 31, 2021.

2021 Grants to Dr. Andrin Oswald

In 2020, the Company and Andrin Oswald entered into an award agreement under the 2019 Plan pursuant to which a total of 324,000 RSUs were granted to Mr. Oswald on December 1, 2020 subject to the purchase of ordinary shares of the Company on the open market in the amount of CHF 1,000,000 after the grant date. The RSUs had no exercise price and would have vested in four equal annual installments following December 1, 2020, subject to the CEO’s continued service with the Company and continued ownership of a number of shares equal or higher than the number of purchased shares. This award agreement was amended on September 5, 2021 for the following points; the RSUs will vest in 14 equal quarterly installments following July 30, 2021 with final vesting date on December 1, 2024, subject to the purchase of ordinary shares of the Company on the open market in the amount of CHF 1,000,000 by June 30, 2022. Further, under the award agreement, the RSUs will vest pro rata to the number of shares actually purchased up to the full investment amount of CHF 1,000,000 on each quarterly installment prior to the share purchase deadline and are subject to the continued ownership of a number of shares equal or higher than the pro rata number of shares actually purchased on each applicable vesting date or share purchase deadline. The amendment did not result in incremental fair value of the award. The grant date fair value of the award will be recognized in the statement of comprehensive loss over the remaining vesting period based on the modified vesting schedule using the graded approach.

Additionally, a total of 500,000 performance-based vesting RSUs were granted to Mr. Oswald on December 1, 2020, subject to the following conditions:

1. 200,000 RSUs will vest if the applicable volume-weighted average stock price of the Company equals or exceeds USD 24 in any consecutive three month period prior to January 1, 2023 (for these RSUs the “Initial Vesting Date”). To the extent that this hurdle will not be met, these RSUs will be forfeited in their entirety.
2. 300,000 RSUs will vest if the applicable volume-weighted average stock price of the Company equals or exceeds USD 33 in any consecutive three month period prior to January 1, 2024 (for these RSUs the “Initial Vesting Date”). To the extent that this hurdle will not be met, these RSUs will be forfeited in their entirety.

Pursuant to the award agreement, all of these RSUs will vest in four equal annual installments following the relevant Initial Vesting Date, if the applicable performance hurdles are met, and subject to Mr. Oswald’s continued service with the Company as of the vesting date. The contractual term of the RSUs is ten years from the respective grant dates. The RSUs issued are equity-settled. (See “Note 27 – Subsequent Developments” of our consolidated financial statements as of and for the year ended December 31, 2021.)

2021 Supervisory Board Incentive Compensation Scheme

In the Company’s extraordinary general meeting of shareholders on December 18, 2020, shareholders approved a new incentive compensation scheme for supervisory board members which is designed to attract and incentivize such members.

Pursuant to this scheme, certain members of the supervisory board will annually receive an award of options and RSUs for ordinary shares of the Company under the 2019 Plan with a value of EUR 80,000 multiplied by the LTI factor. For each award, RSUs will constitute 75% of the value of the award while options will constitute the remaining 25% of the value of the award. The LTI factor will be 100% or less based on the volume-weighted average stock price of our shares over a 60 trading day period preceding December 31 of the relevant financial year. Furthermore, the chairman and vice-chairman of the supervisory board, will each annually receive an additional award with a value of EUR 60,000 and EUR 40,000, respectively, multiplied by the LTI factor as of the financial year 2023; the chairman of the audit committee and chairman of the compensation committee will each annually receive an additional award with a value of EUR 40,000 and EUR 8,000, respectively, multiplied by the LTI factor. The awards will be granted retrospectively for the preceding financial year following the audit of the Company’s annual accounts over such financial year. The LTI factor for 2021 with respect of the 2020 financial year was set to 100% which resulted in a grant of 9,427 RSUs to Mr. Berndt Modig and 878 RSUs to Mr. Jonathan Sheldon. In the same respect 4,713 share options were granted to Mr. Modig and 439 share options were granted to Mr. Sheldon, each with a strike price of USD 9,92. The awards will vest in four equal annual instalments on each relevant anniversary of the grant date and will vest in full upon a change in control of the Company (provided that the holder remains an eligible participant on the date of the change in control). The awards will expire on the ten-year anniversary of the grant date, are not subject to any performance criteria and will be settled in shares.

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

Additionally, in connection to our initial public offering, 10,000 share options have been granted as an extraordinary incentive to Mr. Modig as approved in the annual general meeting of shareholders on June 24, 2021. The options have a strike price of USD 14 and will vest in four equal installments following the grant date. For further details of the 2021 Supervisory Board incentive compensation scheme, please see note 20(viii) to our consolidated financial statements as of and for the year ended December 31, 2021.

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

D.Employees

As of December 31, 2021, we employed approximately 808 highly qualified personnel (including consultants) from over 55 nationalities. All of our employees are engaged in either operations, sales, research and development, corporate and other supporting functions. None of our employees are covered by collective bargaining agreements. The following tables provide breakdowns of our full-time equivalent employees as of December 31, 2021 by function and by region:

As of
December 31, 2021
Diagnostics Operations	225
COVID-19 Operations	200
Pharmaceutical Operations	60
Sales and Marketing	69
Pharmaceutical Business Development	9
Research and Development	58
Corporate and other supporting functions	187
Total employees (including consultants and apprentices)	808

As of
December 31, 2021
Germany	719
United States	21
India	13
Consultants (located mainly in Europe, Asia, Middle East and Latin America)	55
Total employees (including consultants and apprentices)	808

E.Share Ownership

See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

Item 7. Major Shareholders and Related Party Transactions

A.Major Shareholders

As of the date of this Annual Report, our authorized share capital was €9,480,000, consisting of 79,000,000 common shares, par value €0.12 per share. Each of our common shares entitles its holder to one vote. The following table presents information relating to the beneficial ownership of our common shares as of the date of this Annual Report by:

•	each person, or group of affiliated persons, known by us to own beneficially 5% or more of our outstanding shares;
•	each member of our management board and supervisory board; and
●	all members of our management board and supervisory board as a group

	Number of
	Common Shares
	beneficially owned
Shareholder	Number	Percentage
>5% Shareholders:
Entities affiliated with DPE Deutsche Private Equity GmbH(1)	6,067,465	26.9%
Careventures Fund II S.C.Sp(2)	2,947,594	13.1%
Entities affiliated with TVM Life Science Innovation I, L.P.(3)	2,489,748	11.0%
Platinum Asset Management Ltd.(4)	2,277,150	10.1%
Arndt Rolfs(5)	1,317,179	5.8%
Management Board Members and Key Officers:
Kim Stratton	—	—
René Just	—	—
Miguel Coego Rios	—	—
Volkmar Weckesser	46,644	*
Maximilian Schmid	—	—
Patrice P. Denèfle	—	—
Nathalie Daste	—	—
Florian Vogel	7,029	*
Peter Bauer	7,488	*
Supervisory Board Members:
Guido Prehn(8)	6,067,465	26.9%
Eric Souêtre(9)	2,947,594	13.1%
Hubert Birner(6)	2,489,748	11.0%
Holger Friedrich(7)	350,145	1.6%
Flemming Ornskov	—	—
Peer Schatz(10)	25,000	*
Berndt Modig	—	—
Jonathan G. Sheldon	—	—
Andreas Busch	—	—

*      Less than 1% ownership.

(1)    The 6,067,465 common shares held by entities affiliated with DPE Deutsche Private Equity GmbH consist of (a) 3,987,224 common shares held by DPE Deutschland II A GmbH & Co. KG (“DPE II A”) and (b) 2,080,241 common shares held by DPE Deutschland II B GmbH & Co. KG (“DPE II B”). DPE Deutsche Private Equity GmbH is the managing limited partner of DPE II A and DPE II B and may be deemed to beneficially own the common shares held by such entities, but disclaims beneficial ownership of such shares. Marc Thiery is the managing director of DPE Deutsche Private Equity GmbH and has sole power to vote the common shares beneficially owned by DPE Deutsche Private Equity GmbH. Guido Prehn has decision-making power over the common shares beneficially owned by DPE Deutsche Private Equity GmbH but disclaims beneficial ownership of such shares. The address for DPE Deutsche Private Equity GmbH, DPE II A and DPE II B is Ludwigstrasse 7, 80539 Munich, Germany.

(2)    Careventures Fund II S.C.Sp (“Careventures II”) is managed by its general partner Careventures Fund II GP Sarl (“General Partner”), and Eric Souêtre, being a founder and shareholder of General Partner, participates in the collective decisions of the shareholders in relation to the General Partner. The registered address of Careventures II and the General Partner is 42-44, Avenue de la Gare, 1610 Luxembourg, Luxembourg.

(3)    The 2,489,748 common shares held by entities affiliated with TVM Life Science Innovation I, L.P. consist of (a) 1,632,606 common shares held by TVM Life Science Innovation I, L.P and (b) 857,142 common shares held by TVM Life Science Innovation II SCSp. The governance, investment strategy and decision-making with respect to investments held by TVM Life Science Innovation I, L.P. is directed by TVM Life Science Innovation I (GP) Limited, whose directors are Reshentha Beeby, Hubert Birner and Gary Leatt, and who have shared power to vote the common shares beneficially owned by TVM Life Science Innovation I, L.P. As a result, each may be deemed to beneficially own the shares beneficially owned by TVM Life Science Innovation I, L.P. The address for TVM Life Science Innovation I, L.P. is 500-1 Place Ville-Marie, Montréal (Québec) H3B 1R1, Canada. The governance, investment strategy and decision-making process with respect to investments held by TVM Life Science Innovation II, SCSp. is directed by TVM Life Science Innovation II (GP) S.à r.l., whose directors are Monica Morsch, Ganash Lokanathen and Jens Hoellermann, and who have shared power to vote the common shares beneficially owned by TVM Life Science Innovation II SCSp. As a result, each may be deemed to beneficially own the shares beneficially owned by TVM Life Science Innovation II SCSp. The address for TVM Life Science Innovation II SCSp is 8 rue Lou Hemmer, L-1748, Senningerberg, Grand Duchy of Luxembourg.

(4)

Platinum Investment Management Limited (“Platinum”) is a Sydney, Australia-based investment advisory firm founded by Kerr Neilson and Andrew Clifford in 1994. Platinum is a fully owned subsidiary of Platinum Asset Management Limited (ABN 13 050 064 287), a company listed on the Australian Securities Exchange.  Approximately 27% of Platinum Asset Management Limited’s issued share capital is owned by staff and directors (including by their related parties). The firm caters to retail and institutional investors. The address for Platinum is Level 8, 7 Macquarie Place, Sydney NSW 2000, Australia.

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

B.Related Party Transactions

The following is a description of related party transactions we have entered into since January 1, 2021 with any of our officers, directors and the holders of more than 5% of our voting securities, or any member of the immediate family of any of the foregoing persons.

Transaction with Shareholders

On January 31, 2022, pursuant to the Securities Purchase Agreement and the Warrant Agreement, each signed with certain Investors, each of whom is (or is affiliated with) a significant shareholder of the Company, the Group received € 15.0 million in exchange for the issuance of an aggregate of 4,479,088 common shares at a price per share of USD 3.73 and Warrants initially exercisable for the purchase of up to an aggregate of 1,343,727 additional common shares at an initial exercise price per common share of USD 7.72. The Warrants are exercisable immediately as of the date of issuance and will expire on December 31, 2026.

See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Private Placement of Common Shares and Warrants” for more information.

Transactions Involving Members of Our Supervisory Board, Management Board and Other Related Parties

The Company purchased supplies used for COVID-19 testing from an entity related to a member of the supervisory board that joined the board in 2021. Expenses totaling €5 thousand were charged to profit and loss related to the period of service of the board member.

For the year ended December 31, 2021, revenues totaling €14 thousand were recognized in profit and loss in relation performance of COVID-19 testing services for entities related to members of the supervisory board.

On January 31, 2022 (the “Closing Date”), we entered into a Loan and Security Agreement (the “Loan Agreement”) with Centogene GmbH, CentoSafe B.V. and Centogene US, LLC (together, with the Company, “Borrowers”), Oxford Finance LLC (“Oxford”) and the other financial institutions or entities from time to time parties to the Loan Agreement (collectively, referred to as “Lenders”) and Oxford, in its capacity as collateral agent for itself and Lenders (in such capacity, “Agent”). Under the Loan Agreement, Lenders agreed to make available to Borrowers certain term loans in an aggregate principal amount of up to $45.0 million, subject to funding in two tranches as follows: (a) on the Closing Date, a loan in the aggregate principal amount of $25.0 million (the “Term A Loan”) and (b) on and after the Term B Milestone (as defined below) until the earlier of 60 days thereafter and July 31, 2023, a loan in the aggregate principal amount of $20.0 million (the “Term B Loan” and collectively with the Term A Loan, the “Term Loans”). The obligations of Lenders to fund the Term Loans are subject to certain conditions precedent, including with respect to the Term A Loan, the receipt by us on the Closing Date of €15.0 million net cash proceeds from the issuance and sale of the our equity securities (including from the Private Placement) and, with respect to the Term B Loan, the achievement by us of at least $50.0 million in gross product revenue from the diagnostics and pharma services segments of the Company and its subsidiaries, calculated on a consolidated and trailing twelve (12) month basis as of the last day of any fiscal month (such achievement, the “Term B Milestone”). As security for Borrowers’ obligations under the Loan Agreement, Borrowers granted Lenders a first priority security interest on Borrowers’ assets. In connection with the foregoing, Borrowers have agreed to pay certain fees to Oxford that are customary for facilities of this type. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Loan and Security Agreement” for more information.

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

On April 15, 2021, Sanofi filed an opposition proceeding in the EPO against EP 3,318,881 (the '881 Patent), an European patent that we own relating to our biomarker for Gaucher disease. Oral proceedings concerning the European patent will take place before the opposition division of the EPO on May 04, 2022. We cannot predict the outcome of the proceedings. The '881 Patent may be revoked or maintained in an amended form, in whole or in part, which could materially harm our business. Should the '881 Patent be revoked or maintained in amended form, we would have the right to appeal against the decision of the Opposition Division, the outcome of which is unclear. For more information regarding risks related to intellectual property, including this opposition proceeding, see “Item 3. Key Information—D. Risk Factors—Intellectual Property Risks Related to Our Business.”

In May 2016, we were informed in writing by the Universitair Medisch Centrum Utrecht (“UMCU”) that a claim had been initiated against UMCU regarding a prenatal diagnostic test that we conducted at UMCU’s request which failed to identify a specific mutation present in a patient. On October 1, 2018, the UMCU and Neon Underwriting Limited brought an action at the Regional Court of Rostock (Landgericht Rostock), Germany against us for damages, alleging that our negligence in performing the test resulted in the misdiagnosis of the patient. With the action, UMCU is seeking recovery for compensatory damages as a result of the alleged misdiagnosis. By court order of November 8, 2018, the Regional Court of Rostock set the amount in dispute at €880 thousand and opened the written preliminary proceedings against the Company. On November 12, 2018, we submitted a notice to the Regional Court of Rostock of our intention to defend against the claim. On January 3, 2019 we filed a motion to dismiss in which we denied the merits of the claim. UMCU and Neon Underwriting Limited responded to this motion on March 15, 2019 with a statement of reply, and the parties made several court filings setting out their arguments since. By order dated June 3, 2019, the Regional Court of Rostock provided a first set of questions to be answered by an expert witness. Following a request by the Court, the Director of the Institute of Genetics at the University of Bonn recommended a professor for human genetics from the University of Aachen to be appointed as such expert witness in this case. We agreed to such recommendation. As of December 31, 2020, the amount in dispute was €1.3 million. The matter was assigned to a new judge, due to the illness of the prior judge, and the decision to appoint the recommended expert witness is still pending. Since then, several potential experts were approached by the court, but eventually declined to prepare an expert witness report due to the possibility of bias. With its letter dated December 12, 2021, the court asked Prof. Dr. Christian Hübner to prepare his expert witness statement by March 10, 2022. Centogene did not object to such appointment. For more information regarding risks related to liability claims, including this proceeding, see “Item 3. Key Information—D. Risk Factors—We may become subject to substantial product liability or professional liability claims that could exceed our resources.”

On August 7, 2021, our partnering laboratory physician, and a key officer of ours, Prof. Dr. Peter Bauer was informed in writing by the Public Prosecutor's Office in Fulda that a criminal investigation had been initiated against him regarding allegedly falsely billing statements submitted to the Association of Statutory Health Insurance Physicians in Hessen (Kassenärztliche Vereinigung Hessen). The aggregate amount in question is EUR 42,268.50. The investigation and claims were subsequently dropped on January 17, 2022.

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

The understanding between MVP and Centogene is that the Company’s services were provided at market value and that despite the court’s invalidation of the contract, Centogene has a claim against MVP for EUR 2.3 million. Thus the amounts of these two claims would be expected to equal each other and could be offset against one another. A contractual agreement putting this understanding in writing has been finalized and signed.

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

B.Significant Changes

Except as disclosed in this Annual Report, there have been no other significant changes to our business since December 31, 2021.

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

Global Master Services Agreement

Under the global master services agreement with Takeda Pharmaceutical Company Limited, the parent company of Shire International GmbH, we provide diagnostic services to Takeda and its affiliates. Takeda makes an annual fee payment to us for performance of an unlimited number of diagnostic tests for Morbus Fabry, Morbus Gaucher, Morbus Hunter, MPS1, MPS2, MPS3, MPS4, MPS6 and MPS7. Tests for some of these diseases are eligible for incremental payments from Takeda upon meeting a minimum quantity threshold. Pursuant to the December 2019 amendment and the most recent amendment in March 2021, the annual fee payable to us was increased and the minimum quantity threshold for the tests of some diseases was removed.

Supply Agreement

Under the supply agreement with Takeda, we develop, manufacture and supply customized CentoCards and kits for use in approximately 50 countries as requested by Takeda. These kits are language-specific and include a filter-card with requested patient/clinician information, self-addressed and labeled envelopes, barcode/tracking stickers, an informed consent form and instructions. Payments are calculated at fixed and variable rates, including fixed rates per newly designed language-specific kits and related storage and quality control fees. Kits are then billed at variable rates based on volumes, with minimum order requirements. We granted Takeda and its affiliates a non-exclusive license to use any intellectual property in our existing kits or these custom-developed kits as necessary to distribute and provide the kits pursuant to the agreement. The supply agreement has been extended together with the extension of the Global Master Services Agreement.

Project Services Agreement

We have also entered into a project services agreement with Shire, now a subsidiary of Takeda, dated March 2018 for a collaborative research project on HAE dried-blood-spot-based diagnostic testing screening algorithm. All charges under the agreement are to be paid by Takeda. We and Takeda have granted each other the limited right to use each other’s data and intellectual property related to such testing and screening for the sole purpose of performing research under the agreement. Any subsequent research results and inventions achieved under the agreement will be co-owned by us and Takeda, and Takeda has the exclusive right, for six months after our delivery of a research report, to negotiate with us to purchase ownership of or a license to our rights in any research results or inventions on commercially reasonable terms.

In July 2019, we entered into a collaborative research agreement with Shire, now a subsidiary of Takeda, related to HAE Kininogen assay mass spectrometry testing and screening. We and Takeda granted each other the limited right to use each other’s data and intellectual property related to such testing and screening for the sole purpose of performing research under the agreement. Any subsequent research results and inventions achieved under the agreement will be co-owned by us and Takeda, and Takeda has the exclusive right, for six months following the delivery of our research report, to negotiate with us to purchase ownership of or a license to our rights in any such research results or inventions on commercially reasonable terms. This project described under the agreement is funded by Takeda and is anticipated to be completed before December 2022.

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

Fraport test center

In June 2020, we entered into a license agreement with Fraport AG that permitted us to operate a test center for COVID-19 testing/diagnostics at Frankfurt Airport, Frankfurt Germany. This has been extended to open additional testing sites in November 2020 and June 2021 at Frankfurt Airport. The license is granted to us on a non-exclusive basis and Fraport is not subject to restrictive covenants preventing Fraport from permitting other testing companies to provide the same or similar services on its premises. This agreement was terminated in February 2022.

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

Based on a tender award dated February 23, 2021, we entered into a service agreement with the Free State of Bavaria, Germany, for the provision of PCR tests for COVID-19 at mobile test centers in each of the Bavarian government districts of Upper Palatinate, Upper Franconia, Middle Franconia, Lower Franconia and Lower Bavaria, and four mobile test centers in Upper Bavaria. This agreement terminated in April 2021.

Based on a tender award dated April 29, 2021, we entered into a service agreement with the Free State of Bavaria, Germany, for the provision of PCR tests for COVID-19 at mobile test centers in each of the Bavarian government districts of Upper Palatinate and Upper Franconia. This agreement terminated in June 2021.

Berlin test centers

Based on a tender awarded to 21DX GmbH, we entered into a contract with 21DX GmbH for the provision of publicly funded PCR tests at state owned test centers in Berlin. The agreement expires on March 31, 2022.

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

However, we are present in some countries, and could become elsewhere, subject to strict restrictions on the movement of cash and the exchange of foreign currencies, which limits our ability to use this cash across our global operations. We also face risks related to the collection of payments due to us from our major pharmaceutical partners or clients that are located in certain geographical regions with foreign currency or international monetary controls. This risk could increase as we continue our geographic expansion. In particular, for the years ended December 31, 2021 and December 31, 2020, we derived 8.7% and 9.8%, respectively, of our total revenues from our Middle East region. Certain Middle East economies have adopted or been subject to international restrictions on the ability to transfer funds out of the country and convert local currencies into euros. This may increase our costs and limit our ability to convert local currency into euros and transfer funds out of certain countries. Any shortages or restrictions may impede our ability to convert these currencies into euros and to transfer funds, including for the payment of dividends or interest or principal on our outstanding debt.

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

Material U.S. Federal Income Tax Considerations for U.S. Holders

The following is a description of the material U.S. federal income tax consequences to the U.S. Holders, described below, of owning and disposing of our common shares. It does not set forth all tax considerations that may be relevant to a particular person’s decision to own or dispose of our common shares.

This section applies only to a U.S. Holder that holds our common shares as capital assets for U.S. federal income tax purposes. In addition, it does not set forth all of the U.S. federal income tax consequences that may be relevant in light of the U.S. Holder’s particular circumstances, including alternative minimum tax consequences, the potential application of the provisions of the Code known as the Medicare contribution tax and tax consequences applicable to U.S. persons subject to special rules, such as:

•	certain financial institutions;
•	dealers or traders in securities who use a mark-to-market method of tax accounting;
•

persons holding our common shares as part of a hedging transaction, straddle, wash sale, conversion transaction or other integrated transaction or persons entering into a constructive sale with respect to our common shares;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	entities classified as partnerships for U.S. federal income tax purposes;
•	tax-exempt entities, “individual retirement accounts” or “Roth IRAs”;
•	persons who acquired our common shares pursuant to the exercise of an employee stock option or otherwise as compensation;
•	persons that own or are deemed to own 10% or more of our shares (by vote or value); or
•	persons holding our common shares in connection with a trade or business conducted outside of the United States.

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

A “U.S. Holder” is a holder who is, for U.S. federal income tax purposes, a beneficial owner of our common shares, eligible for the benefits of the Treaty and:

•	a citizen or individual resident of the United States;
•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or
•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

Treasury regulations that apply to taxable years beginning on or after December 28, 2021 may in some circumstances prohibit a U.S. person from claiming a foreign tax credit with respect to certain non-U.S. taxes that are not creditable under applicable income tax treaties. Accordingly, U.S. investors that are not eligible for Treaty benefits should consult their tax advisers regarding the creditability or deductibility of any non-U.S. taxes imposed on them. This discussion does not apply to investors in this special situation.

This discussion assumes that our position as to our German tax residence is respected. U.S. Holders should consult their own tax advisers regarding any tax consequences that may arise if we were also treated as a tax resident of the Netherlands.

This discussion does not address the effects of any state, local or non-U.S. tax laws, or any U.S. federal tax laws other than income tax laws (such as U.S. federal estate or gift tax laws). U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of our common shares in their particular circumstances.

Taxation of Distributions

This discussion is subject to the discussion under “Passive Foreign Investment Company Rules” below.

Distributions of cash or other property, if any, that are made on our common shares, other than certain pro rata distributions of our common shares, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). For so long as our common shares are listed on Nasdaq or another established securities market in the United States or we are eligible for benefits under the Treaty, subject to applicable limitations (that depend on a U.S. Holder’s particular circumstances) dividends paid to certain non-corporate U.S. Holders will be eligible for taxation as “qualified dividend income,” which is taxable at rates not in excess of the long-term capital gain rate applicable to such U.S. Holders. U.S. Holders should consult their tax advisers regarding the availability of the reduced tax rate on dividends in their particular circumstances. The amount of a dividend will include any amounts withheld by us in respect of German income taxes. Dividends will not be eligible for the dividends-received deduction available to U.S. corporations under the Code. Dividends will be included in a

U.S. Holder’s income on the date of the U.S. Holder’s receipt of the dividend. The amount of any dividend income paid in euros will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of actual or constructive receipt, regardless of whether the payment is in fact converted into U.S. dollars at that time. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

Dividends will be foreign-source income to U.S. Holders. German income taxes withheld from dividends on our common shares at a rate not exceeding the rate provided by the Treaty will be eligible for credit against the U.S. Holder’s U.S. federal income tax liability. German taxes withheld in excess of the rate applicable under the Treaty will not be eligible for credit against a U.S. Holder’s federal income tax liability. The rules governing foreign tax credits are complex and U.S. Holders should consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances. In lieu of claiming a foreign tax credit, U.S. Holders may elect to deduct foreign taxes, including any German income tax, in computing their taxable income. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year. If Dutch income taxes are withheld from dividends paid to U.S. Holders, U.S. Holders are urged to consult their tax advisers regarding the creditability or deductibility of such Dutch income taxes against their U.S. federal income tax liabilities. See “Item 3. Key Information—D. Risk factors—Certain Factors Relating to Our Common Shares—If we do pay dividends, we may need to withhold tax on such dividends payable to holders of our shares in both Germany and the Netherlands.”

Sale or Other Disposition of Common Shares

This discussion is subject to the discussion under “Passive Foreign Investment Company Rules” below.

Gain or loss realized on the sale or other disposition of our common shares will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held our common shares for more than one year. The amount of the gain or loss will equal the difference between the U.S. Holder’s tax basis in the common shares disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. Any gain or loss generally will be treated as U.S.-source gain or loss. German taxes on disposition gains (if any) generally will not be creditable or deductible for U.S. federal income tax purposes. The deductibility of capital losses is subject to limitations.

Passive Foreign Investment Company Rules

Under the Code, we will be a passive foreign investment company (“PFIC”) for any taxable year in which, after the application of certain “look-through” rules with respect to our subsidiaries, either (i) 75% or more of our gross income consists of “passive income” or (ii) 50% or more of the average value of our assets (generally determined on a quarterly basis) consists of assets that produce, or are held for the production of, “passive income.” For purposes of the above calculations, we will be treated as if we hold our proportionate share of the assets of, and receive directly our proportionate share of the income of, any other corporation in which we directly or indirectly own at least 25%, by value, of the shares of such corporation.

Passive income includes, among other things, interest, dividends, rents, certain non-active royalties and investment gains. For these purposes cash is generally a passive asset. Goodwill is generally an active asset to the extent associated with business activities that produce active income. Based on our current operations and composition of our income and assets, and certain estimates as to the value of our assets, we do not believe that we were a PFIC for our 2021 taxable year. However, there can be no assurance that the IRS will agree with our conclusion. In addition, whether we will be a PFIC in 2022 or any future taxable year is uncertain because, among other things, (i) we currently own, and expect to continue to own, a substantial amount of passive assets, including cash, (ii) the value of our assets that generate non-passive income for PFIC purposes, including our intangible assets, is uncertain and may vary substantially over time (and may be determined, in large part, by reference to our market capitalization, which has been, and may continue to be, volatile) and (iii) the composition of our income may vary substantially over time. Accordingly, there can be no assurance that we will not be a PFIC for any taxable year. If we are a PFIC for any year during which a U.S. Holder holds our common shares, we would continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the U.S. Holder holds our common shares, even if we ceased to meet the threshold requirements for PFIC status, unless the U.S. Holder makes a valid deemed sale or deemed dividend election under the applicable Treasury regulations with respect to our common shares.

If we are a PFIC for any taxable year and any entity in which it owned equity interests is also a PFIC (a “Lower-tier PFIC”), a U.S. Holder will be deemed to own a proportionate amount (by value) of the shares of each Lower-tier PFIC and will be subject to U.S. federal income tax according to the rules described in the next paragraph on (i) certain distributions by the Lower-tier PFIC and (ii) dispositions of shares of the Lower-tier PFIC, in each case as if the U.S. Holder held such shares directly, even though the U.S. Holder will not receive any proceeds of those distributions or dispositions.

If we were a PFIC for any taxable year during which a U.S. Holder held our common shares (assuming such U.S. Holder has not made a timely mark-to-market election, as described below), gain recognized by a U.S. Holder on a sale or other disposition (including certain pledges) of our common shares would be allocated ratably over the U.S. Holder’s holding period for our common shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an additional tax effectively representing a deferred interest charge would be imposed on the amount allocated to that taxable year. Further, to the extent that distributions received by a U.S. Holder on our common shares in any taxable year exceed 125% of the average of the annual distributions on our common shares received during the preceding three taxable years or the U.S. Holder’s holding period, whichever is shorter, the excess distribution would be subject to taxation in the same manner as gain, described immediately above.

A U.S. Holder can avoid certain of the adverse rules described above by making a mark-to-market election with respect to our common shares, provided that our common shares are “marketable.” Our common shares will be marketable if they are “regularly traded” on a “qualified exchange” or other market within the meaning of applicable Treasury regulations. If a U.S. Holder makes the mark-to-market election, it will recognize as ordinary income any excess of the fair market value of our common shares at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of our common shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, the U.S. Holder’s tax basis in our common shares will be adjusted to reflect the amount of income or loss that is recognized. Any gain recognized on the sale or other disposition of our common shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election with any excess treated as a capital loss). U.S. Holders should consult their tax advisers regarding the availability and advisability of making a mark-to-market election in their particular circumstances. In particular, U.S. Holders should consider the impact of a mark-to-market election with respect to their common shares given that we may have Lower-tier PFICs, and there is no provision in the Code, Treasury regulations or other official guidance that would give U.S. Holders the right to apply a mark-to-market treatment to any Lower-tier PFIC the shares of which are not regularly traded.

In addition, in order to avoid the application of the foregoing rules, a United States person that owns stock in a PFIC for U.S. federal income tax purposes may make a qualified electing fund (“QEF”) election with respect to such PFIC that results in a tax treatment different from the treatment described above. We do not intend to provide information necessary for U.S. Holders to make QEF elections and therefore these elections will not be available.

In addition, if we were a PFIC or, with respect to a particular U.S. Holder, were treated as a PFIC for the taxable year in which we paid a dividend or for the prior taxable year, the preferential dividend rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply.

If a U.S. Holder owns our common shares during any year in which we are a PFIC, subject to certain exceptions, the U.S. Holder must file annual reports on IRS Form 8621 (or any successor form) with respect to us.

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

For the purposes of this discussion, we assume that we are a tax resident of Germany under German national tax laws since we intended to have, from our incorporation and on a continuous basis, our place of effective management in Germany. See “Item 3. Key Information—D. Risk Factors—We may become taxable in a jurisdiction other than Germany and this may increase the aggregate tax burden on us.” Except as otherwise indicated, this summary is based on the tax laws of the Netherlands, published regulations thereunder and published authoritative case law, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. Where the summary refers to “the Netherlands” or “Dutch” it refers only to the part of the Kingdom of the Netherlands located in Europe. The applicable tax laws or interpretations thereof may change, or the relevant facts and circumstances may change, and such changes may affect the contents of this section, which will not be up-dated to reflect any such changes.

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

Dividend Withholding tax

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

Conditional withholding tax on dividends (as of January 1, 2024)

In addition to the above, it cannot be excluded that dividends distributed by us to certain related entities which are not resident in the Netherlands for Dutch tax purposes will become subject to a Dutch conditional withholding tax in certain specific situations (see below), irrespectively of the fact that we have our place of effective management in Germany and, therefore, are a tax resident of Germany under German national tax laws. As of January 1, 2024, a Dutch conditional withholding tax will be imposed on dividends distributed by us to related (gelieerd) entities (within the meaning of the Dutch Withholding Tax Act 2021; Wet bronbelasting 2021), if such related entity:

●	is considered to be resident (gevestigd) in a jurisdiction that is listed in the yearly updated Dutch Regulation on low-taxing states and non-cooperative jurisdictions for tax purposes (Regeling laagbelastende staten en niet-coöperatieve rechtsgebieden voor belastingdoeleinden) (a "Listed Jurisdiction"); or
●	has a permanent establishment located in a Listed Jurisdiction to which the ordinary shares are attributable; or
●	holds the ordinary shares for the main purpose or one of the main purposes to avoid taxation for another person or entity and there is an artificial arrangement or transaction or a series of artificial arrangements or transactions; or
●	is not considered to be the beneficial owner of the ordinary shares in its jurisdiction of residence because such jurisdiction treats another entity as the beneficial owner of the ordinary shares (a hybrid mismatch); or
●	is not resident in any jurisdiction (also a hybrid mismatch); or
●	is a reverse hybrid (within the meaning of Article 2(12) of the Dutch Corporate Income Tax Act 1969), if and to the extent (x) there is a participant in the reverse hybrid which is related (gelieerd) to the reverse hybrid, (y) the jurisdiction of residence of such participant treats the reverse hybrid as transparent for tax purposes and (z) such participant would have been subject to the Dutch conditional withholding tax in respect of dividends distributed by the Company without the interposition of the reverse hybrid, all within the meaning of the Dutch Withholding Tax Act 2021.

The Dutch conditional withholding tax on dividends will be imposed at the highest Dutch corporate income tax rate in effect at the time of the distribution (currently 25.8%). The Dutch conditional withholding tax on dividends will be reduced, but not below zero, by any regular Dutch dividend withholding tax withheld in respect of the same dividend distribution. As such, based on the currently applicable rates, the overall effective tax rate of withholding the regular Dutch dividend withholding tax (as described above) and the Dutch conditional withholding tax on dividends will not exceed the highest corporate income tax rate in effect at the time of the distribution (currently 25.8%).

Taxes on income and capital gains

Dutch Resident Entities

Any benefit derived or deemed to be derived from the shares held by a Dutch Resident Entity, including any capital gains realized on the disposal thereof, will generally be subject to Dutch corporate income tax at a rate of 15 percent with respect to taxable profits up to €395,000 and 25.8 percent with respect to taxable profits in excess of that amount (rates and brackets for 2022).

Dutch Resident Individuals

If a holder of common shares is a Dutch Resident Individual, any benefit derived or deemed to be derived from the common shares is taxable at the progressive Dutch income tax rates (with a maximum of 49.50% in 2022), if:

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

If the above-mentioned conditions (i) and (ii) do not apply to the individual holder of common shares, such holder will be taxed annually on a deemed variable return (with a maximum of 5.53% in 2022) on the individual’s net investment assets (rendementsgrondslag) for the year, insofar the individual’s net investment assets for the year exceed a statutory threshold (heffingvrij vermogen). The deemed return on the individual’s net investment assets for the year is taxed at a rate of 31%. Actual income, gains or losses in respect of the common shares are as such not subject to Dutch income tax.

The net investment assets for the year are the fair market value of the investment assets less the allowable liabilities on January 1 of the relevant calendar year. The common shares are included as investment assets. For the net investment assets on January 1, 2022, the deemed return ranges from 1.82% up to 5.53% (depending on the aggregate amount of the net investment). The deemed return will be adjusted annually on the basis of historic market yields.

On 24 December 2021, the Dutch Supreme Court ruled that the Dutch income tax levy on savings and investments, in 2017 and 2018, violated the European Convention on Human Rights. The tax consequences of the Dutch Supreme Court are not immediately clear. The new Dutch Government intends to start calculating the taxation on savings and investments on actual returns realized from savings and investments (instead of on a deemed return) starting in 2025. The Supreme Court ruling could make the Dutch Government move faster on the issue. Holders and prospective holders of our common shares should carefully consider the tax consequences of this Supreme Court ruling and consult their own tax adviser about their own tax situation.

Non-residents of the Netherlands

A holder of common shares that is neither a Dutch Resident Entity nor a Dutch Resident Individual will not be subject to Dutch corporate income tax in respect of income derived or deemed to be derived from the common shares or in respect of any gain or loss realized on the disposal or deemed disposal of the common shares, provided that:

(i)such holder does not have an interest in an enterprise or a deemed enterprise (as defined in the Dutch Income Tax Act 2001 and the Dutch Corporate Income Tax Act 1969) which, in whole or in part, is either effectively managed in the Netherlands or is carried out on through a permanent establishment, a deemed permanent establishment or a permanent representative in the Netherlands and to which enterprise or part of an enterprise the common shares are attributable; and

(ii)in the event such holder is an individual, such holder does not carry out any activities in the Netherlands with respect to the common shares that go beyond ordinary asset management and does not derive benefits from the shares that are taxable as benefits from other activities in the Netherlands.

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

Material German Tax Considerations

The following is a summary of certain material German tax considerations of the acquisition, holding and disposal the Company’s common shares. For the purposes of this discussion, we assume that we are a tax resident of Germany under German national tax laws since we intended to have, from our incorporation and on a continuous basis, our place of effective management in Germany. See “Item 3. Key Information—D. Risk Factors—We may become taxable in a jurisdiction other than Germany and this may increase the aggregate tax burden on us.” This section does not set forth all German tax aspects that may be relevant for shareholders. The section is based on the German tax law applicable as of the date of this Annual Report. It should be noted that the law may change following the issuance of this Prospectus and that such changes may have retroactive effect.

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

Taxation of Dividends

Withholding Tax on Dividends

Dividends distributed from a company to its shareholders are subject to withholding tax, subject to certain exemptions (for example, repayments of capital from the tax equity account (steuerliches Einlagekonto)), as described in the following. The withholding tax rate is 25% plus 5.5% solidarity surcharge (Solidaritätszuschlag) thereon (in total 26.375% plus, in the case of individuals as shareholders, church tax if applicable subject to further prerequisites) of the gross dividend approved by the ordinary shareholders’ meeting. Withholding tax is to be withheld and passed on for the account of the shareholders by a domestic branch of a domestic or foreign credit or financial services institution (Kredit- und Finanzdienstleistungsinstitut), by the domestic securities trading company (inländisches Wertpapierhandelsunternehmen) or a domestic securities trading bank (inländische Wertpapierhandelsbank) which keeps and administers the shares and disburses or credits the dividends or disburses the dividends to a foreign agent, or by the securities custodian bank (Wertpapiersammelbank) to which the shares were entrusted for collective custody if the dividends are distributed to a foreign agent by such securities custodian bank (which is referred to as the “Dividend Paying Agent”). In case the shares are not held in collective deposit with a Dividend Paying Agent, the Company is responsible for withholding and remitting the tax to the competent tax office.

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

The withholding tax on distributions to other foreign resident shareholders can be reduced in accordance with a double taxation treaty (subject to domestic anti-treaty shopping rules or specific anti-abuse provisions in an applicable treaty, please see below) if Germany has concluded such double taxation treaty with the country of residence of the shareholder and if the shareholder does not hold his shares either as part of the assets of a permanent establishment or a fixed place of business in Germany or as business assets for which a permanent representative has been appointed in Germany. The reduction of the withholding tax is procedurally granted in such a manner that the difference between the total amount withheld, including the solidarity surcharge, and the tax liability determined on the basis of the tax rate set forth in the applicable double taxation treaty (generally 15% under German tax treaties providing for a dividend article in line with the OECD Model Treaty, or a lower rate subject to further prerequisites being met) is refunded by the German tax administration upon request (Federal Central Office for Taxes (Bundeszentralamt für Steuern), main office in Bonn-Beuel, An der Küppe 1, 53225 Bonn, Germany).

In the case of dividends received by corporations whose statutory seat and effective place of management are not located in Germany and who are therefore not tax resident in Germany, two-fifths of the withholding tax deducted and remitted are refunded without the need to fulfill all prerequisites required for such refund under the EU Parent Subsidiary Directive or under a double taxation treaty or if no double taxation treaty has been concluded between the state of residence of the shareholder (but subject to domestic anti-abuse rules such as substance requirements, please see below).

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

Exceptions from the flat tax rate (satisfied by withholding at source) (Abgeltungsteuer) may apply—that is, only upon application—for shareholders who have a shareholding of at least 25% in a company and for shareholders who have a shareholding of at least 1% in the Company and work for the Company in a professional capacity. In such a case, the same rules apply as for sole proprietors holding the shares as business assets. See “—Taxation of dividend income of shareholders tax resident in Germany holding the Company’s shares as business assets—Sole proprietors.”

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

The dividend income is subject to trade tax at the level of the partnership (provided that the partnership is liable to trade tax), unless the partnership holds at least 15% of a company’s registered share capital at the beginning of the relevant assessment period, in which case the dividend income is exempt from trade tax. In the case of dividends received by a corporate shareholder of the partnership. However, trade tax will be levied on 5% of the dividends to the extent they are attributable to the shares of such corporate partners to whom at least 10% of the shares of the Company are attributable on a look-through basis, since such portion of the dividends will be deemed to be non-deductible business expenses.

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

Taxation of Capital Gains

Withholding tax on capital gains

Capital gains realized on the disposal of shares are only subject to withholding tax if a German branch of a German or foreign credit or financial institution, a German securities trading Company or a German securities trading bank holds in safe custody or administers the shares or carries out the sale of the shares and pays or credits the capital gains in its capacity as disbursing agent. In those cases, the disbursing agent (and not the company) is required to deduct the withholding tax at the time of payment for the account of the shareholder and has to pay the withholding tax to the competent tax authority. However, no withholding tax should be levied by the disbursing agent from capital gains realized on the disposal of the shares by a shareholder that is tax resident outside of Germany and not subject to German taxation (see below section “Taxation of capital gains realized by shareholders tax resident outside of Germany”). In case the shares in Centogene N.V. are held (i) as business assets by a sole proprietor, a partnership or a corporation and such shares are attributable to a German business or (ii) in case of a corporation being subject to unlimited corporate income tax liability in Germany, the capital gains are not subject to withholding tax. In case of clause (i), the withholding tax exemption is subject to the condition that the paying agent has been notified by the beneficiary (Gläubiger) that the capital gains are exempt from withholding tax. The respective notification has to be filed by using the officially prescribed form.

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

Taxation of capital gains realized by shareholders tax resident outside of Germany

Capital gains realized on the disposal of the shares by a shareholder tax resident outside of Germany are subject to German taxation provided that (i) the Company’s shares are held as business assets of a permanent establishment or as business assets for which a permanent representative has been appointed in Germany, or (ii) the shareholder or, in case of a gratuitous transfer, its legal predecessor has held, directly or indirectly, at least 1% of the company’s shares capital at any time during a five-year period prior to the disposal. In these cases, capital gains are generally subject to the same rules as described above for shareholders resident in Germany. However, in case the shares are not attributable to a German permanent establishment or permanent representative the 5% taxation (see “—Corporations—Taxation of capital gains realized by shareholders tax resident in Germany holding the Company’s shares as business assets”) should not apply and the capital gains are fully exempt from German tax.

However, except for the cases referred to in clause (i) above, some of the double tax treaties concluded with Germany (including the German-U.S. tax treaty) provide for a full exemption from German taxation.

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

Imposition of Solidarity Surcharge

With effect as from the assessment period 2021, the solidarity surcharge has been partially abolished for certain individuals. The solidarity surcharge shall, however, continue to apply for capital investment and, thus, on withholding taxes levied. If the individual income tax burden for an individual shareholder is lower than 25%, the shareholder can apply for his/her capital investment income to be assessed at his/her individual tariff-based income tax rate, in which case the solidarity surcharge would be refunded.

Other Taxes

No German capital transfer tax (Kapitalverkehrsteuer), value-added tax (Umsatzsteuer), stamp duty (Stempelgebühr) or similar taxes are levied when acquiring, holding or transferring the Company’s shares. No value-added tax will be levied unless the shareholder validly opts for it. Net wealth tax (Vermögensteuer) is currently not levied in Germany.

On February 14, 2013, the EU Commission adopted a proposal for a Council Directive (the "Draft Directive") on a common financial transaction tax (“FTT”) to be implemented in Austria, Belgium, France, Germany, Greece, Italy, Portugal, Spain, Slovakia, and Slovenia (the “Participating Member States”). Estonia has stated in 2015 that it will not participate in implementing the proposed FTT.

The Draft Directive has a very broad scope and could, if introduced, apply to certain dealings in the shares or subscription rights (including secondary market transactions) in certain circumstances. The Draft Directive focused on levying a FTT on financial transactions (as defined in the Draft Directive), including the purchase, sale and exchange of financial instruments. Under the Draft Directive, the rate of the FTT would not be lower than 0.1% (0.01% for derivatives), generally based on the amount of the paid or owed consideration or in case of derivatives, the notional amount referred to in the derivatives contract at the time of the financial transaction. The issuance and subscription of shares should, however, be exempt.

Since the date of the publication of the Draft Directive, discussions have taken place between the Participating Member States. According to a statement of the German Federal Ministry of Finance (Bundesministerium der Finanzen) dated May 25, 2020, the work on the legal framework for the FTT was expected to be finalized in the second half of the calendar year 2020 based on the model of the existing French FTT legislation. Accordingly, the scope of application of the FTT to be levied at a rate of 0.2%, if enacted at all, could be confined to secondary market acquisitions of shares in domestic companies with a market capitalization of more than EUR 1 billion, while initial public offerings, market making and intraday trading should not be within the scope of taxation.

Nevertheless, the FTT remains subject to negotiation between the Participating Member States and was (and most probably will be) the subject of legal challenge. It may still be altered prior to its adoption. Moreover, once any directive has been adopted, it will need to be implemented into the respective domestic laws of the participating member states, and the domestic provisions implementing the directive might deviate from the directive itself. Finally, additional EU member states may decide to participate in or to dismiss the implementation.

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

Prospective holders of the shares are advised to monitor future developments closely and to seek their own professional advice in relation to FTT.

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

In addition to the macroeconomic situation generally, the development of international healthcare markets is a key economic factor affecting our business. These markets are closely monitored by our sales and other staff. The maximum default risk for trade receivables as of December 31, 2021 and 2020 by geographical region was as follows:

	As of
	December 31,
	2021	2020

	(€ in thousands)
Middle East	14,550	10,515
Europe	10,904	20,017
Latin America	683	387
North America	3,787	2,870
Asia Pacific	130	178
Total trade receivables, gross	30,054	33,967
Expected credit loss	5,717	4,768
Total trade receivables, net	24,337	29,199

Overdue trade receivables in the Middle East region mainly relate to major customers from the diagnostics segment. The trade receivables due from the top 10 diagnostics customers in the MENA region as of December 31, 2021 represent over 80% of overdue balances for the Middle East. These customers are mainly government hospitals administered by the Ministry of Health in the respective countries as well as distributors and, based on our past experience, they normally require a longer period to settle outstanding trade receivables.

Liquidity Risk

We are exposed to liquidity risk in both the availability of finance and the repayment of borrowings, as we may not be in a position to meet our financial liabilities as contractually agreed by providing cash or other financial assets. See discussion in Note 2.2 of our consolidated financial statements for the year ended December 31, 2021 as it relates to the Group’s ability to continue as a going concern. We manage our liquidity in order to ensure that sufficient cash and cash equivalents are available for us to meet our payment obligations when these fall due, without incurring unacceptable losses or damaging our reputation.

We strive to maintain cash and cash equivalents at a level above that of the expected cash outflows for financial liabilities (apart from trade payables) during the next 60 days.

We completed our initial public offering in November 2019 and our Follow-on Equity Offering in July 2020. As of December 31, 2021, we had cash and cash equivalents of €17.8 million. The cash and cash equivalents are deposited principally with financial institutions with investment grade credit ratings.

In addition to the cash and cash equivalent available as of December 31, 2021, we also have access to other sources of funding, including the amount of expected cash inflows from trade and other receivables. We also have secured credit lines of €3,500 thousand that bear interest at 3.75% to 4.75%, of which €3,310 thousand was utilized as of December 31, 2021 and €1,538 thousand was utilized as of December 31, 2020.

Subsequent to the year ending December 31, 2021, we successfully secured €55.0 million in aggregate of equity and debt financings.

See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Private Placement of Common Shares and Warrants” and “—Loan and Security Agreement” for more information.

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

	As of
	December 31, 2021
	USD	INR	AED

	(€ in thousands)
Trade receivables	2,604	8	—
Trade payables and other liabilities	(2,394)	(4)	—
Net risk statement of financial position	210	4	—

The impact on our earnings before tax for the years ended December 31, 2021 and 2020 or equity as of December 31, 2021 and 2020 of a 10% change in the U.S. dollar exchange rate as compared to the euro would not be material. In the future, we expect our exposure to the U.S. dollar to increase over time as our business grows. The impact on our earnings before tax for the years ended December 31, 2021 and 2020 or equity as of December 31, 2021 and 2020 of a 10% change in the INR and AED would not be material.

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

From July 2020 to December 31, 2021, we used the net proceeds from our Follow-on Equity Offering as follows:

●	research and development activities to support orphan drug development with our knowledge-driven information platform; and
●	working capital and other general corporate purposes.

We plan to continue to use the net remaining proceeds for such purposes in 2022, including to acquire or invest in complementary businesses, assets or technologies.

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

Based on the foregoing, including the material weaknesses noted below, our Chief Executive Officer and our Chief Financial Officer have concluded that, as of December 31, 2021, the design and operation of our disclosure controls and procedures were not effective at the reasonable assurance level.

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

As part of our continued risk assessment and implementation of controls, we identified two material weaknesses related to ensuring the amounts in each financial statement account are complete and accurate. These relate to a lack of effectively designed review and monitoring financial statement close process controls, including the ability of our business to timely and appropriately communicate unexpected or new transactions to the finance function and the lack of timely and appropriate assessment of the related accounting implications of these transactions; and a lack of an effectively designed and complete general IT controls framework (including system interfaces).

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2021, using the criteria established in “Internal Control - Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation and the criteria issued by COSO, our management, with the participation of our Chief Executive Officer and Chief Financial Officer, concluded that, as of December 31, 2021, our internal control over financial reporting was not effective because of the material weaknesses related to the design and maintenance of effective controls described above, which has not been remediated.

With the oversight of the Management Board and our Audit Committee, our management has been and is actively undertaking remediation efforts to address the material weaknesses identified above through the following actions:

●	Performing risk assessments to identify relevant financial risks and designing and implementing a formalized framework for internal control, based on the “Internal Control - Integrated Framework (2013)” issued by COSO, to reasonably address those risks.
●	Designing and formalizing policies and procedures to ensure routine transactions and judgmental and complex areas of the financial statement close process are sufficiently analyzed and assessed against the requirements of IFRS and our corporate governance standards, and that contemporaneous documentation is prepared and reviewed in a timely manner.
●	Designing and formalizing general IT control policies and procedures, including automation and integration of financially relevant processes, to assist in controlling certain routine processes within the finance function to improve effectiveness and efficiency.
●	We shall finalize the design of the internal control framework in 2022, including the implementation and monitoring of effectiveness of internal controls over financial reporting and disclosure related to risk assessment, compliance, and oversight of the Company’s businesses.

These remediation efforts will be time consuming, costly and might place significant demands on our financial and operational resources. Because the reliability of the internal controls process requires repeatable execution, the successful remediation of the material weaknesses will require review and evidence of effectiveness prior to management concluding that the Company’s internal controls over financial reporting are effective. As management continues to evaluate and improve the Company’s internal controls over financial reporting, it may take additional measures to address control deficiencies or to modify the remediation plan described above.

During 2022, management shall test and evaluate the implementation of these internal controls to ascertain whether they are designed and operating effectively in order to provide reasonable assurance that they will prevent or detect a material misstatement in the Company’s consolidated financial statements. If our efforts to remediate these material weaknesses are not successful, the material weaknesses may reoccur, or other material weaknesses could occur in the future.

Notwithstanding the identified material weaknesses, our management believes that the financial statements and related notes thereto included in this annual report on Form 20-F fairly present, in all material respects, our financial condition, results of operations and cash flows as of and for the periods presented in accordance with IFRS.

C.Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting due to a transition period established by rules of the SEC for emerging growth companies.

D.Changes in Internal Control Over Financial Reporting

Our management is committed to improving the internal control over financial reporting and will undertake consistent improvements or enhancements on an ongoing basis, in addition to the remediation plans noted above. During the period covered by this annual report our management has taken steps toward improving our internal controls over financial reporting and remediating the identified material weaknesses. However, the changes during the period covered by this annual report have not yet fully affected the remediation of the material weaknesses or our internal control over financial reporting.

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

Ernst & Young has served as our independent registered public accounting firm for each of the three years ended December 31, 2021, 2020 and 2019, for which audited financial statements appear in this Annual Report.

	For the year ended
	December 31,
	2021	2020

	(in thousands)
Audit	1,050	681
Audit‑related fees	—	—
Tax fees	—	—
All other fees	—	—
Total	1,050	681

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

The Audit Committee evaluates the qualifications, independence and performance of the independent registered public accounting firm as well as pre-approves and reviews the audit and non-audit services to be performed by the independent registered public accounting firm. The external audit plan and fees for professional audit services and other services rendered by Ernst & Young for the years ended December 31, 2021 and 2020 were approved by the Audit Committee.

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Neither we nor any affiliated purchaser has purchased any shares or other units of any class of our equity securities registered pursuant to Section 12 of the Exchange Act during the fiscal year ended December 31, 2021.

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

As of the date of this Annual Report, we are not aware of any activity, transaction or dealing by us during the financial year ended December 31, 2021 that is disclosable under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act, except as set forth below. This information is to the best of our knowledge.

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

In the year ended December 31, 2021, our gross revenues from activities in Iran amounted to €1 thousand, which represented 0.001% of our total gross revenues. We did not generate any net profits for the year ended December 31, 2021 from authorities in Iran.

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

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

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

2.2

Amendment No. 1 to Registration Rights Agreement (incorporated into this Annual Report on Form 20-F by reference to Exhibit 4.2 to our Registration Statement on Form F-1 (File No. 333-239735), filed with the SEC on July 7, 2020.

2.3

Description of the rights of each class of securities registered under Section 12 of the Securities Exchange Act of 1934 as of December 31, 2021. (incorporated into this Annual Report on Form 20-F by reference to Exhibit 2.2 to our Annual Report on Form 20-F for the year ended December 31, 2020 (File No. 001-39124), filed with the SEC on April 15, 2021).

4.1

Global Master Services Agreement between Centogene AG and Shire International GmbH, dated January 1, 2015 (incorporated into this Annual Report on Form 20-F by reference to Exhibit 10.1 to our Registration Statement on Form F-1 (File No. 333-234177), filed with the SEC on October 11, 2019).†

4.2

Supply Agreement between Centogene AG and Shire Pharmaceuticals Ireland Ltd, dated January 1, 2016 (incorporated into this Annual Report on Form 20-F by reference to Exhibit 10.2 to our Registration Statement on Form F-1 (File No. 333-234177), filed with the SEC on October 11, 2019).†

4.3

Amendment to the Global Master Services Agreement and Supply Agreement among Centogene AG, Shire International GmbH and Shire Pharmaceuticals Ireland Ltd., dated May 3, 2017 (incorporated into this Annual Report on Form 20-F by reference to Exhibit 10.3 to our Registration Statement on Form F-1 (File No. 333-234177), filed with the SEC on October 11, 2019).†

4.4

Amendment to the Global Master Services Agreement and Supply Agreement among Centogene AG, Shire International GmbH and Shire Pharmaceuticals Ireland Ltd., dated July 2, 2018 (incorporated into this Annual Report on Form 20-F by reference to Exhibit 10.4 to our Registration Statement on Form F-1 (File No. 333-234177), filed with the SEC on October 11, 2019).†

4.5

Amendment to the Global Master Services Agreement and Supply Agreement among Centogene AG, Shire International GmbH and Shire Pharmaceuticals Ireland Ltd., dated December 10, 2019 (incorporated into this Annual Report on Form 20-F by reference to Exhibit 4.5 to our Annual Report on Form 20-F for the year ended December 31, 2019 (File No. 001-39124), filed with the SEC on April 23, 2020).†

4.6

Amendment to the Global Master Services Agreement and Supply Agreement among Centogene AG, Shire International, dated March 17, 2021. (incorporated into this Annual Report on Form 20-F by reference to Exhibit 4.6 to our Annual Report on Form 20-F for the year ended December 31, 2020 (File No. 001-39124), filed with the SEC on April 15, 2021).†

4.7

Form of Long Term Incentive Plan of Centogene N.V. (incorporated into this Annual Report on Form 20-F by reference to Exhibit 10.5 to our Registration Statement on Form F-1 (File No. 333-234177), filed with the SEC on October 11, 2019).

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

4.12	English summary of the Service Agreement between Centogene GmbH and the Free State of Bavaria, Germany, represented by the Bavarian State Office for Health and Food Safety, dated April 29, 2021.*
4.13

English summary of the Cooperation Agreement between Centogene GmbH and Dr. Bauer Laboratoriums GmbH, dated June 25, 2020. (incorporated into this Annual Report on Form 20-F by reference to Exhibit 4.17 to our Annual Report on Form 20-F for the year ended December 31, 2020 (File No. 001-39124), filed with the SEC on April 15, 2021).†

4.14	Framework Agreement between Centogene GmbH and 21Dx GmbH (as main contractor to the state of Berlin), dated June 25, 2021.*
4.15

Securities Purchase Agreement, dated January 31, 2022, by and among Centogene N.V. and the Investors identified on Schedule 1 attached thereto, incorporated into this Annual Report on Form 20-F by reference to our Report on Form 6-K filed with the SEC on February 1, 2022 (File No. 001-39124).

4.16

Warrant Agreement, dated January 31, 2022, by and among Centogene N.V. and the Investors identified on Schedule 1 attached thereto, incorporated into this Annual Report on Form 20-F by reference to our Report on Form 6-K filed with the SEC on February 1, 2022 (File No. 001-39124).

4.17

Loan and Security Agreement dated as of January 31, 2022 between Centogene N.V., Oxford Finance LLC, as Collateral Agent, and the Lenders named in Schedule 1.1 attached thereto, incorporated into this Annual Report on Form 20-F by reference to our Report on Form 6-K filed with the SEC on February 1, 2022 (File No. 001-39124).

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
101

The following materials from this Annual Report on Form 20-F formatted in iXBRL (Inline Extensible Business Reporting Language) are furnished herewith: (i) the Report of Independent Registered Public Accounting Firm, (ii) the consolidated statements of comprehensive loss data, (iii) the consolidated statements of financial position, (iv) the consolidated statements of cash flows, (v) the consolidated statements of changes in equity, and (vi) the notes to consolidated financial statements, in each case tagged as blocks of text and in detail.**

104	Cover Page Interactive Data File (formatted as Inline XBRL with applicable taxonomy extension information contained in Exhibits 101).

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

CENTOGENE N.V.

By:	/s/ KIM STRATTON
	Name:	Kim Stratton
	Title:	Chief Executive Officer

Date: March 31, 2022

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Supervisory Board of Centogene N.V.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Centogene N.V. (the Company) as of December 31, 2021 and 2020, the related consolidated statements of comprehensive loss, changes in equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Restatement of Previously Issued Financial Statements

As discussed in Note 2.4 to the consolidated financial statements, the 2020 consolidated financial statements have been restated to correct a misstatement.

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

Berlin, Germany

March 31, 2022

Centogene N.V.

Consolidated statements of comprehensive loss for the years ended December 31, 2021, 2020 and 2019

(in EUR k)

	Note	2021	2020	2019
			Restated
Revenue	7	189,923	128,381	48,780
Cost of sales		161,765	83,437	26,005
Gross profit		28,158	44,944	22,775
Research and development expenses		19,297	14,935	9,590
General administrative expenses		46,739	40,160	23,160
Selling expenses		9,860	8,026	9,254
Impairment of financial assets	21.2	1,140	3,738	752
Other operating income	8.1	2,936	2,394	3,781
Other operating expenses	8.2	86	182	1,284
Real estate transfer tax expenses		—	—	1,200
Operating loss		(46,028)	(19,703)	(18,684)
Interest and similar income		3	6	16
Interest and similar expenses		851	1,400	2,029
Financial costs, net	8.3	(848)	(1,394)	(2,013)
Loss before taxes		(46,876)	(21,097)	(20,697)
Income taxes expenses	9	(24)	281	158
Loss for the year		(46,852)	(21,378)	(20,855)
Other comprehensive income/(loss), all attributable to equity holders of the parent		543	(48)	16
Total comprehensive loss		(46,309)	(21,426)	(20,839)
Attributable to:
Equity holders of the parent		(46,407)	(21,486)	(20,658)
Non‑controlling interests	23	98	60	(181)
		(46,309)	(21,426)	(20,839)
Loss per share—Basic and diluted (in EUR)		(2.06)	(1.02)	(1.27)

The accompanying notes form an integral part of these consolidated financial statements

Centogene N.V.

Consolidated statements of financial position as of December 31, 2021 and 2020

(in EUR k)

Assets	Note	Dec 31, 2021	Dec 31, 2020
Non‑current assets
Intangible assets	11	9,194	12,407
Property, plant and equipment	12	8,147	16,590
Right-of-use assets	13	18,904	22,120
Other assets	15	2,972	1,967
		39,217	53,084
Current assets
Inventories	14	3,869	11,405
Trade receivables and contract assets	15	24,337	29,199
Other assets	15	5,453	8,286
Cash and cash equivalents	16	17,818	48,156
		51,477	97,046
		90,694	150,130

Equity and liabilities	Note	Dec 31, 2021	Dec 31, 2020
Equity
Issued capital	17	2,708	2,654
Capital reserve	17	133,897	125,916
Retained earnings and other reserves		(109,295)	(62,888)
Non‑controlling interests		193	95
		27,503	65,777
Non‑current liabilities
Non‑current loans	19.1	—	401
Lease liabilities	19.1	15,588	17,677
Deferred tax liabilities		79	207
Government grants	19.2	8,028	8,950
		23,695	27,235
Current liabilities
Government grants	19.2	1,368	1,342
Current loans	19.1	3,815	2,492
Lease liabilities	19.1	3,409	3,528
Liabilities from income taxes	9	178	58
Trade payables	19.2	11,252	31,736
Other liabilities	19.2, 20	19,474	17,962
		39,496	57,118
		90,694	150,130

The accompanying notes form an integral part of these consolidated financial statements

Centogene N.V.

Consolidated statements of cash flows for the years ended December 31, 2021, 2020 and 2019

(in EUR k)

	Note	2021	2020	2019
Operating activities

Loss before taxes		(46,876)	(21,097)	(20,697)
Adjustments to reconcile earnings to cash flow from operating activities

Amortization (including impairments) and depreciation	11,12,13	21,291	15,128	6,579
Inventory write-off		1,795	-	-
Interest income	8.3	(3)	(6)	(16)
Interest expense	8.3	851	1,400	2,029
Gain on the disposal of non‑current assets		(18)	-	(532)
Expected credit loss allowances on trade receivables and contract assets		1,140	3,738	752
Share‑based payment expenses	20	8,035	5,658	6,418
Real estate transfer tax expenses		-	-	1,200
Other non‑cash items		(862)	(915)	(1,856)

Changes in operating assets and liabilities:
Inventories	14	5,741	(9,596)	(463)
Trade receivables and contract assets	15	4,191	(16,344)	(6,444)
Other assets	15	1,828	255	(1,169)
Trade payables	19.2	(20,484)	23,996	3,125
Other liabilities		1,632	6,245	3,299

Cash flow (used in)/from operating activities		(21,739)	8,462	(7,775)

Investing activities

Cash paid for investments in intangible assets	11	(2,787)	(6,657)	(7,280)
Cash paid for investments in property, plant and equipment	12	(2,915)	(9,890)	(296)
Grants received for investment in property, plant and equipment	19.2	168	390	793
Grants refunded related to disposed property, plant and equipment	19.2	-	-	(358)
Cash received from disposals of property, plant and equipment		171	-	21,300
Interest received		3	6	16

Cash flow (used in)/from investing activities		(5,360)	(16,151)	14,175

Financing activities
Cash received from the issuance of shares	17	—	22,430	41,899
Cash paid for acquisition of non-wholly owned subsidiary		—	(75)	—
Cash received from loans	19, 21.2	1,772	438	721
Cash repayments of loans	19, 21.2	(464)	(2,760)	(12,072)
Cash repayments of lease liabilities	19, 21.2	(4,244)	(5,018)	(3,046)
Interest paid	8.3	(267)	(173)	(2,029)

Cash flow from financing activities		(3,203)	14,842	25,473

Changes in cash and cash equivalents		(30,302)	7,153	31,873
Cash and cash equivalents at the beginning of the period		48,156	41,095	9,222
Effect of movements in exchange rates on cash held		(36)	(92)	—
Cash and cash equivalents at the end of the period		17,818	48,156	41,095

The accompanying notes form an integral part of these consolidated financial statements

Centogene N.V.

Consolidated statements of changes in equity for the years ended December 31, 2021, 2020 and 2019

		Attributable to the owners of the parent
				Currency			Non‑
		Issued	Capital	translation	Retained		controlling	Total
in EUR k	Note	capital	reserve	reserve	earnings	Total	interests	equity

As of January 1, 2019	1	1,903	45,342	(16)	(19,948)	27,281	(757)	26,524
Loss for the year		—	—	—	(20,674)	(20,674)	(181)	(20,855)
Other comprehensive loss		—	—	16	—	16	—	16
Total comprehensive loss		—	—	16	(20,674)	(20,658)	(181)	(20,839)
Issuance of shares at IPO	17	480	46,318	—	—	46,798	—	46,798
Transaction costs	17	—	(4,899)	—	—	(4,899)	—	(4,899)
Share‑based payments	20	—	1,300	—	—	1,300	—	1,300
Share-based payments -modification at IPO	20(ii)	—	10,038	—	—	10,038	—	10,038
As of December 31, 2019		2,383	98,099	—	(40,622)	59,860	(938)	58,922

		Attributable to the owners of the parent
				Currency			Non
		Issued	Capital	translation	Retained		controlling	Total
in EUR k	Note	capital	reserve	reserve	earnings	Total	interests	equity

As of January 1, 2020	1	2,383	98,099	—	(40,622)	59,860	(938)	58,922
Loss for the year		—	—	—	(21,438)	(21,438)	60	(21,378)
Other comprehensive loss		—	—	(48)	—	(48)	—	(48)
Total comprehensive loss		—	—	(48)	(21,438)	(21,486)	60	(21,426)
Issuance of shares	17	240	22,969	—	—	23,209	—	23,209
Transaction costs	17	—	(779)	—	—	(779)	—	(779)
Share-based payments	20	—	5,658	—	—	5,658	—	5,658
Exercise of options		31	(31)	—	—	—	—	—
Disposal of non-wholly owned subsidiary	8.2, 23	—	—	—	—	—	268	268
Acquisition of non-wholly owned subsidiary	23	—	—	—	(780)	(780)	705	(75)
As of December 31, 2020		2,654	125,916	(48)	(62,840)	65,682	95	65,777

		Attributable to the owners of the parent
				Currency			Non
		Issued	Capital	translation	Retained		controlling	Total
in EUR k	Note	capital	reserve	reserve	earnings	Total	interests	equity

As of January 1, 2021	1	2,654	125,916	(48)	(62,840)	65,682	95	65,777
Loss for the year		—	—	—	(46,950)	(46,950)	98	(46,852)
Other comprehensive loss		—	—	543	—	543	—	543
Total comprehensive loss		—	—	543	(46,950)	(46,407)	98	(46,309)
Share-based payments	20	—	8,035	—	—	8,035	—	8,035
Exercise of options		54	(54)	—	—	—	—	—
As of December 31, 2021		2,708	133,897	495	(109,790)	27,310	193	27,503

The accompanying notes form an integral part of these consolidated financial statements

Notes to the consolidated financial statements as of December 31, 2021 and 2020 and for the three years ended December 31, 2021, 2020 and 2019

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

The consolidated financial statements of the Group were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”). The accounting policies used in the fiscal year 2021 generally correspond to the policies applied in the prior year, except for certain amendments to the standards which are effective for annual periods beginning on or after January 1, 2021 (see note 3). In addition, certain prior period information has been reclassified to conform with current year presentation (see note 2).

These consolidated financial statements are presented in euro, which is the Group’s functional currency. Unless otherwise specified, all financial information presented in euro is rounded to the nearest thousand (EUR k) in line with customary commercial practice.

2.1New significant accounting policies and accounting judgments and estimates

Revenues from contracts with customer

The Group has a diagnostics customer in the Middle Eastern region with a history of significant payment delays. This history has resulted in the recognition of significant subsequent impairment losses by applying the expected credit loss method as the collection of the contractual consideration was historically considered probable upon recognition of revenue. Based on recent developments in its collection experience, recent negotiations with the customer, and past experiences, the Group considered it necessary to reassess its judgments related to the recognition of revenue from contracts with this customer.

The Group’s management concluded, based on the facts and circumstances and management’s expectations regarding this customer, that this uncertainty in the amount of the contract consideration it expects to collect, and the likelihood of accepting a lower amount or changing payment terms represents an “implicit price concession” such that the contract consideration is variable.

Notes to the consolidated financial statements as of December 31, 2021 and 2020 and for the three years ended December 31, 2021, 2020 and 2019

Therefore, the Group’s management estimates the amount of the contractual consideration it expects to ultimately collect and for which it is highly probable that related revenue recognized would not be subject to significant future reversals when such uncertainty is resolved. The Group’s management estimates the implicit price concessions by applying an estimated rate of 18% based primarily upon past collection history.

Despite the uncertainties related to the amount expected to be collected from the customer, based on experience and the facts and circumstances related to the customer, the Group considers it probable that it will collect 82% of the amount of estimated variable transaction price due to newly agreed payment plans established with the customer. Therefore, the Group records the difference between the billed amount and the amount estimated to be collectible as a reduction to revenue. At the end of each reporting period, and if necessary upon receipt of new information, the Group may revise the amount of the variable consideration included in the transaction price. The Group has applied this accounting policy and accounting estimate to arrangements with this customer prospectively with effect from the third quarter of 2021.

2.2 Going Concern

As an early commercial-stage company, the Group is still in progress towards reaching break-even in its diagnostic and pharma businesses. The Group and Company are subject to a number of risks similar to those of other development and early commercial stage companies. These risks include, among other things, the failure to enter into and successfully execute further collaborations with pharmaceutical partners, the failure to generate revenue from the Company’s development portfolio and risks associated with research, development, testing and obtaining related regulatory approvals in relation to our product candidates.

The Group´s ongoing success and ultimately the attainment of profitable operations depends on future uncertain events which include, among other things, obtaining adequate financing to promote our commercial and development activities until the Group can generate sufficient revenues to support its operating cash requirements. The Group has incurred operating losses since inception. For the year ended December 31, 2021 the Group incurred a net loss of EUR 46.9 million of which EUR 46.0 million is related to loss of operations, resulting in an operating cash outflow of EUR 21.7 million driven mainly by the repayment of trade payables of EUR 20.5 million. As of December 31, 2021, the Group had generated an accumulated deficit of EUR 109.3 million, and had an equity position of EUR 27.5 million.

As of December 31, 2021 the Group had cash and cash equivalents of EUR 17.8 million with relatively low short term debt obligations of EUR 3.8 million and no financial covenants. In addition, on January 31, 2022 the Company, Centogene GmbH, CentoSafe B.V. and Centogene US, LLC (together, the “Borrowers”), entered into a debt financing agreement in the total amount of up to USD 45.0 million (EUR 40.2 million) on January 31, 2022 (the “Loan Facility”). Under the terms of the Loan Facility, the Company drew down USD 25.0 million (EUR 22.3 million) on January 31, 2022 and will have access to a second tranche of USD 20.0 million (EUR 17.9 million) upon achievement prior to July 31, 2023, of product revenue from our diagnostics and pharmaceutical services segments of at least USD 50.0 million (EUR 44.7 million) calculated on a trailing twelve month basis as of the last day of any fiscal month. The Loan Facility also includes covenants such that the Group is required to maintain product revenue of at least EUR 30.0 million as of the last day of each fiscal quarter and on a trailing twelve month basis prior to obtaining the second tranche EUR 40.0 million on or after obtaining the second tranche. Both tranches mature on January 29, 2027 with amortized repayments commencing March 1, 2025. The loans extended under the Loan Facility bear monthly interest payments at an interest rate of 7.93% per annum plus the 1-month CME Term SOFR reference rate as published by the CME Group Benchmark Administration Limited (subject to a floor of 0.07%). As security for the Borrowers’ obligations under the Loan Facility, the Borrowers granted the lenders thereunder a first priority security interest on all of each Borrower’s assets. In addition, pursuant to a securities purchase agreement and a warrant agreement, each signed with certain investors on January 31, 2022, the Group also received EUR 15.0 million in exchange for the issuance of an aggregate of 4,479,088 common shares at a price per share of USD 3.73 (EUR 3.35) and warrants initially exercisable for the purchase of up to an aggregate of 1,343,727 additional common shares at an initial exercise price per common share of USD 7.72. The warrants are exercisable immediately as of the date of issuance and will expire on December 31, 2026. The Group believes that its cash and cash equivalents will be sufficient to fund its planned operating cash requirements for the next twelve months from the date of issuance of these financial statements.

The accompanying consolidated financial statements for the year ended December 31, 2021 have been therefore prepared on a going concern basis contingent upon the successful implementation of the plans described above. This contemplates the Group will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. The audited consolidated financial statements do not reflect any adjustments relating to the recoverability and

Notes to the consolidated financial statements as of December 31, 2021 and 2020 and for the three years ended December 31, 2021, 2020 and 2019

classification of assets or the amounts and classification of liabilities that would be necessary, was the Group unable to continue as a going concern.

2.3COVID-19 Pandemic

The COVID-19 pandemic has spread worldwide and continues to cause many governments to maintain measures to slow the spread of the outbreak through quarantines, travel restrictions, closures of borders and requiring maintenance of physical distance between individuals.

The COVID-19 pandemic resulted in a slowdown in our diagnostics and pharmaceutical businesses. As part of the Company’s initiative to assist local, national and international authorities as well as other partners in their efforts to facilitate the earliest possible diagnosis of COVID-19 and thereby contribute to allowing society to return to a “new” normal, the Company commenced testing for COVID-19 in March 2020.

During the year ended December 31, 2021, the Group continued the COVID-19 testing activities started in 2020 with a leading role in providing testing services at airports in Germany. Furthermore, new variants of the virus have emerged since mid-December 2020. How these mutations develop and their impact on the effectiveness of vaccines is not yet fully clear. Furthermore, vaccination campaigns in many countries started during the year ended December 31, 2021, and due to the expected increase in the availability of vaccines the expectation is that governments will further reduce restrictions moving forward. As a result of these developments in the COVID-19 pandemic, the Group has noticed a decrease in COVID-19 test order intakes in the year ended December 31, 2021. How and when these developments would affect the potential prolongation of the need for testing on a broader scale remains uncertain.

Although the Group is taking a number of measures aimed at minimizing disruptions to the business and operations, and while the provision of testing for the COVID-19 virus is anticipated to generate additional revenues for us, the full extent to which the global COVID-19 pandemic may continue to impact the business will depend on future developments, which are highly uncertain and cannot be predicted, such as the duration of the pandemic, the availability and effectiveness of vaccines against new variants, the probability of the occurrence of further outbreaks and the ultimate impact on the financial markets and the global economy, could result in an unforeseen negative impact on the business and future results of operations.

2.4Reclassification of certain Selling and General Administrative expenses

The Group made changes to the classification of several items related to its Covid-19 segment, in the statement of comprehensive loss for the financial year 2020 to conform to the changes made in the fiscal year 2021.

The Company has COVID-19 related advertising expenses, credit card fees and other selling expenses which were recognized under cost of sales in the statement of comprehensive loss in the fiscal year 2020 when the COVID-19 business was added to the operations of the Group in the first quarter of 2020. During the year end close process, management identified this as a classification error and corrected it retrospectively. Accordingly, the Group reclassified EUR 2,941k from cost of sales to general administration expenses and selling expenses. The following table shows the reconciliation of the Statement of Comprehensive Loss for fiscal year 2020 prior to and following the revision of the aforementioned costs:

in EUR k	2020 (restated)	2020 (as previously reported)	Change
Cost of Sales	83,437	86,378	(2,941)
Gross profit	44,944	42,003	2,941
General administrative expenses	40,160	37,665	2,495
Selling expenses	8,026	7,580	446

The changes to the presentation above have no impact to the consolidated statements of financial position (inclusive of December 31, 2020 and January 1, 2020), segment reporting, cash flows or equity and no impact on loss per share.

Notes to the consolidated financial statements as of December 31, 2021 and 2020 and for the three years ended December 31, 2021, 2020 and 2019

3 Effects of new accounting standards

(a)New standards adopted by the Group as of January 1, 2021

The following amendments and interpretations apply for the first time in 2021 and had no impact on the consolidated financial statements of the Group:

●	Amendments to IFRS 4 – Insurance contracts- deferral of IFRS 9
●	Amendments to IFRS 7, 9, IAS 39 – Interest rate benchmark reform- Phase 2: Modification of financial assets, financial liabilities and leasing liabilities, requirements regarding accounting and disclosure of hedging relationships
●	Amendments to IFRS 16 – Covid-19 related rent concessions

(b)New standards not yet effective

Furthermore, certain new and amended standards and interpretations have been published that are not mandatory for December 31, 2021 reporting periods and have not been early adopted by the Group. The Group intends to adopt these new and amended standards and interpretations, if applicable, when they become effective. There are no new or amended standards or interpretations that are issued and become effective for the 2022 annual reporting period, that are expected to have a material impact on the Group.

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

Notes to the consolidated financial statements as of December 31, 2021 and 2020 and for the three years ended December 31, 2021, 2020 and 2019

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

The exchange rates used are presented in the following table:

	Average rate			Closing rate
				Dec 31,	Dec 31,	Dec 31,
	2021	2020	2019	2021	2020	2019
USD (EUR 1)	1.1304	1.1412	1.1191	1.1326	1.2271	1.1234
AED (EUR 1)	4.1500	4.2091	4.0985	4.1654	4.5045	4.0795
INR (EUR 1)	85.1761	84.5737	78.7980	84.2292	89.6605	80.1870
CHF (EUR 1)	1.0814	-	-	1.0331	-	-
RSD (EUR 1)	117.3909	-	-	117.2747	-	-

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

(i)Pharmaceutical segment

The Group's contracts with customers relate to a variety of solutions provided to the Group's pharmaceutical partners in order to accelerate their development of treatments for rare diseases, including early patient recruitment and identification,

Notes to the consolidated financial statements as of December 31, 2021 and 2020 and for the three years ended December 31, 2021, 2020 and 2019

epidemiological insights, biomarker discovery and patient monitoring. The collaboration agreements are structured on a fee per analysis basis, milestone basis, fixed fee basis, or a combination of these. In addition, some of the Group's contracts with its pharmaceutical partners also include sales of CentoCards for the collection of biological samples from patients.

The performance obligations in Pharmaceutical segment can either be satisfied over time or at a point in time depending on the structure of the collaborations, which are determined based on nature of the service provided, as detailed below.

-

Revenue from early patient recruitment and identification, epidemiological insights, biomarker discovery and patient monitoring is based on fee per analysis, milestone fees and fixed fees. The revenues from these solutions are recognized over time using an input method based on the work rendered in order to measure progress towards complete satisfaction of the services.

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

(iii)COVID-19 segment

COVID-19 revenues are based on a negotiated price per test, government driven or on the basis of agreements covering tests to be performed over defined periods. Given the short turnaround time for the COVID-19 tests, revenues from COVID-19 tests that are on a price per test basis are recognized at a point in time. Revenues from COVID-19 tests that are on the basis of agreements covering tests to be performed over defined periods are recognized over time over the agreement period.

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

Notes to the consolidated financial statements as of December 31, 2021 and 2020 and for the three years ended December 31, 2021, 2020 and 2019

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

Deferred tax assets and liabilities are classified as non-current assets and liabilities

Notes to the consolidated financial statements as of December 31, 2021 and 2020 and for the three years ended December 31, 2021, 2020 and 2019

(e)Intangible assets

Research and development

Expenses for research activities are recognized through profit or loss in the period in which they are incurred.

Development expenditures on an individual project are recognized as an intangible asset from the date the Group can demonstrate:

-	the product or process is technically and commercially feasible so that the asset will be available for use or sale
-	the Group has the ability and intention to use or sell the asset
-	a future economic benefit is probable
-	the Group has sufficient resources to complete the development and
-	the development costs can be measured reliably.

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

Notes to the consolidated financial statements as of December 31, 2021 and 2020 and for the three years ended December 31, 2021, 2020 and 2019

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

Notes to the consolidated financial statements as of December 31, 2021 and 2020 and for the three years ended December 31, 2021, 2020 and 2019

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

Notes to the consolidated financial statements as of December 31, 2021 and 2020 and for the three years ended December 31, 2021, 2020 and 2019

(i)Inventories

Inventories are measured at the lower of cost and net realizable value. Inventories are recognized at cost based on the first in first out (FIFO) method.

Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale.

(j)Government grants

Government grants are recognized where there is reasonable assurance that the grant will be received and all attached conditions will be complied with. Grants that are intended to compensate the Group for expenses incurred are recognized through profit or loss in the period in which expenses are submitted and claimed.

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

Notes to the consolidated financial statements as of December 31, 2021 and 2020 and for the three years ended December 31, 2021, 2020 and 2019

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

Notes to the consolidated financial statements as of December 31, 2021 and 2020 and for the three years ended December 31, 2021, 2020 and 2019

(n)Financial instruments

(i) Financial assets

The Group’s financial assets principally consist of those accounted for as receivables, contract assets, cash and cash equivalents.

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

Notes to the consolidated financial statements as of December 31, 2021 and 2020 and for the three years ended December 31, 2021, 2020 and 2019

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

6.1Judgments

Development costs

Development costs are recognized in accordance with the accounting policy for certain internally generated assets. The Group’s research and development activities mainly relate to development of biomarkers and IT driven solutions. With respect to biomarkers, the development stage is usually considered to be achieved when the target validation process is completed and commercialization is probable. With respect to IT driven solutions, the development stage is considered to be achieved upon the completion of the Group’s internal validation test. Before such date, any development costs are recognized in profit or loss and may not be subsequently capitalized. As of December 31, 2021, the carrying amount of capitalized development costs was EUR 7,941k (2020: EUR 9,680k). This amount includes investments in the development of biomarkers and IT driven solutions (e.g., the Group’s CentoMetabolome and CentoPortal online platform).

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

Notes to the consolidated financial statements as of December 31, 2021 and 2020 and for the three years ended December 31, 2021, 2020 and 2019

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

Revenue implicit concession

The Group reassessed revenue recognition from contracts linked to a customer with a history of significant payment delays resulting in significant impairment losses through the application of the expected credit loss method.

The Group concluded, based on the facts and circumstances and management’s expectations regarding this customer, that this uncertainty in the amount of the contract consideration it expects to collect, and the likelihood of accepting a lower amount or changing payment terms represents an “implicit price concession” such that the contract consideration is variable. Therefore, the Group estimates the amount of the contractual consideration it expects to ultimately collect and for which it is highly probable that related revenue recognized would not be subject to significant future reversals when such uncertainty is resolved.

The Group records the difference between the billed amount and the amount estimated to be collectible as a reduction to revenue. At the end of each reporting period, and if necessary upon receipt of new information, the Group may revise the amount of the variable consideration included in the transaction price. The Group has applied this accounting policy and accounting estimate to arrangements with this customer prospectively with effect from the third quarter of 2021.

6.2 Assumptions and estimation uncertainties

Information concerning assumptions and estimation uncertainty that have a significant risk of causing a material adjustment to the fiscal year ended on December 31, 2021 are presented in the following disclosures. The Group based its assumptions and estimates on parameters available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising that are beyond the control of the Group. Such changes are reflected in the assumptions when they occur.

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

Notes to the consolidated financial statements as of December 31, 2021 and 2020 and for the three years ended December 31, 2021, 2020 and 2019

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

Corporate expenses, interest and similar income and expenses, as well as share-based payment expenses are not allocated to individual segments as the underlying instruments are managed on a group basis. Assets and liabilities are managed on a Group basis and are not allocated to the different segments for internal reporting purposes. Therefore, our CODM does not regularly review this information by segment and accordingly we do not report this information by segment.

	2021
in EUR k	Pharmaceutical	Diagnostics	COVID-19	Corporate	Total
Total Revenues from contracts with external customers	15,641	27,900	146,382	—	189,923

Adjusted EBITDA	4,843	4,024	20,678	(46,247)	(16,702)

Capital Expenditures
Additions to property, plant and equipment and right-of-use assets	690	261	2,480	936	4,367
Additions to intangible assets	2,401	—	386	—	2,787

Other segment information
Depreciation and amortization (including impairments)	2,076	2,539	10,828	5,849	21,291
Research and development expenses	—	—	—	19,297	19,297

Notes to the consolidated financial statements as of December 31, 2021 and 2020 and for the three years ended December 31, 2021, 2020 and 2019

	2020
in EUR k	Pharmaceutical	Diagnostics	COVID-19 (1)	Corporate	Total
Total Revenues from contracts with external customers	16,951	22,108	89,322	—	128,381

Adjusted EBITDA	6,194	(2,408)	37,215	(39,918)	1,083

Capital Expenditures
Additions to property, plant and equipment and right-of-use assets	333	602	9,113	2,682	12,730
Additions to intangible assets	3,183	—	1,672	1,802	6,657

Other segment information
Depreciation and amortization (including impairments)	6,769	2,289	1,400	4,670	15,128
Research and development expenses	—	—	—	14,935	14,935

	2019
in EUR k	Pharmaceutical	Diagnostics	Corporate	Total
Total Revenues from contracts with external customers	21,522	27,258	—	48,780

Adjusted EBITDA	14,956	2,306	(22,949)	(5,687)

Capital Expenditures
Additions to property, plant and equipment and right-of-use assets	1,362	1,998	17,908	21,268
Additions to intangible assets	3,603	—	3,677	7,280

Other segment information
Depreciation and amortization	1,308	2,032	3,239	6,579
Research and development expenses	—	—	9,590	9,590
(1)	As discussed in note 2, in March 2020 the Group commenced testing for COVID-19 in response to the COVID-19 pandemic and in the third quarter started managing and reporting the COVID-19 business as a separate segment. As such, the Group did not have any activities related to the COVID-19 business prior to 2020 and retrospective presentation in prior year segment reporting is not applicable.

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

Corporate expenses also includes expenses incurred in relation to capital raising activities. For the year ended December 31, 2021, no expenses were incurred (2020 July Offering: EUR 278k ; 2019 IPO: EUR 1,092k) (see note 8.2). The corporate expenses for the year ended December 31, 2019 also includes a real estate transfer tax of EUR 1,200k related to an intercompany sale of land and building (see note 13).

Notes to the consolidated financial statements as of December 31, 2021 and 2020 and for the three years ended December 31, 2021, 2020 and 2019

Reconciliation of segment Adjusted EBITDA to Group loss for the period

in EUR k	2021	2020	2019
Reportable segment Adjusted EBITDA	29,545	41,001	17,262
Corporate expenses	(46,247)	(39,918)	(22,949)
	(16,702)	1,083	(5,687)
Share‑based payment expenses (Note 20)	(8,035)	(5,658)	(6,418)
Depreciation and amortization (including impairments)	(21,291)	(15,128)	(6,579)
Operating loss	(46,028)	(19,703)	(18,684)
Financial costs, net	(848)	(1,394)	(2,013)
Income taxes	24	(281)	(158)
Loss for the year	(46,852)	(21,378)	(20,855)

Non-current asset locations

Non-current assets of the Group consist of right-of-use assets (under IFRS 16), property, plant and equipment, as well as intangible assets. All of such assets are located in Germany, which is the country of the business address of the Centogene GmbH, except for property, plant and equipment of EUR 147k (2020: EUR 516k; 2019: EUR 286k) and right-of-use assets of EUR 137k (2020: EUR 709k; 2019: EUR 1,042k), which are located in the United States.

7.2 Revenue from contracts with customers

in EUR k	2021
	Pharmaceutical	Diagnostics	COVID-19	Total
Rendering of services	14,879	27,900	146,380	189,159
Sales of goods	762	—	2	764
Total Revenues from contracts with external customers	15,641	27,900	146,382	189,923

Recognized over time	14,879	27,900	19,131	61,910
Recognized at a point in time	762	—	127,251	128,013
Total Revenues from contracts with external customers	15,641	27,900	146,382	189,923

Geographical information
Europe	490	5,425	144,669	150,584
—Germany*#	—	211	140,922	141,133
—Netherlands**	—	6	3,616	3,622
Middle East	117	16,315	—	16,432
North America	14,940	2,950	1,606	19,496
—United States#	14,940	2,763	1,606	19,309
Latin America	94	2,499	—	2,593
Asia Pacific	—	711	107	818
Total	15,641	27,900	146,382	189,923

Notes to the consolidated financial statements as of December 31, 2021 and 2020 and for the three years ended December 31, 2021, 2020 and 2019

	2020
	Pharmaceutical	Diagnostics	COVID-19	Total
Rendering of services	15,947	22,108	88,587	126,642
Sales of goods	1,004	—	735	1,739
Total Revenues from contracts with external customers	16,951	22,108	89,322	128,381

Recognized over time	15,947	22,108	24,684	62,739
Recognized at a point in time	1,004	—	64,638	65,642
Total Revenues from contracts with external customers	16,951	22,108	89,322	128,381

Geographical information
Europe	149	5,605	88,314	94,068
—Germany*#	—	186	80,879	81,065
—Netherlands**	—	3	6,572	6,575
Middle East	56	12,568	—	12,624
North America	16,711	1,576	978	19,265
—United States#	16,711	1,370	978	19,059
Latin America	35	1,851	2	1,888
Asia Pacific	—	508	28	536
Total	16,951	22,108	89,322	128,381

in EUR k	2019
	Pharmaceutical	Diagnostics	Total
Rendering of services	19,089	27,258	46,347
Sales of goods	2,433	—	2,433
Total Revenues from contracts with external customers	21,522	27,258	48,780

Recognized over time	17,159	27,258	44,417
Recognized at a point in time	4,363	—	4,363
Total Revenues from contracts with external customers	21,522	27,258	48,780

Geographical information
Europe	381	7,066	7,447
—Germany*	233	275	508
—Netherlands**	—	25	25
Middle East	122	13,977	14,099
—Saudi Arabia#	—	7,417	7,417
North America	20,896	2,380	23,276
—United States#	20,896	1,882	22,778
Latin America	123	2,864	2,987
Asia Pacific	—	971	971
Total	21,522	27,258	48,780

*  country of the incorporation of Centogene GmbH

** country of the incorporation of Centogene N.V.

#    countries contributing more than 10% of the Group's total consolidated revenues for the respective year ended December 31, 2021, 2020 or 2019

Notes to the consolidated financial statements as of December 31, 2021 and 2020 and for the three years ended December 31, 2021, 2020 and 2019

The Group collaborated with the majority of our pharmaceutical partners on a worldwide basis in 2021, 2020 and 2019. In addition, in cases where our pharmaceutical partners are developing a new rare disease treatment, it is generally anticipated that the final approved treatment will be made available globally. As a result, we allocate the revenues of our pharmaceutical segment by geographical region by reference to the location where each pharmaceutical partner mainly operates, which is based on the region from which most of their revenues are generated. The allocation of revenues in our diagnostics and COVID-19 segments are based on the location of each customer.

Pharmaceutical segment

During the year ended December 31, 2021, revenues from one pharmaceutical partner represented 5.1% of the Group’s total revenues (2020: 8.6%; 2019: 24.3%).

During the year ended December 31, 2021, we entered into collaboration agreements with certain pharmaceutical partners, of which upfront fees of EUR 455k were received in relation to setup fees which will be recognized as revenue over the period of the partnership collaboration. No such payments were received or revenues recognized for the year ended December 31, 2020. During the year ended December 31, 2019, Centogene entered into several collaborations with pharmaceutical partners, of which upfront fees totaling EUR 1,930k were received. Such upfront payments were recognized as revenues during the year as they represented the transaction price allocated to the one-off transfer of the Group’s intellectual property—provision of epidemiological insights of relevant rare diseases and relevant data.

COVID-19 segment

During the year ended December 31, 2021, revenues from two COVID-19 partners represented 6.4% and 9.4%, respectively, of the Group’s total revenues. (2020: 14.6% and 13.5%, respectively).

To support the expansion of test offerings, the Company acquired laboratory facilities and equipment, developed a Corona Test Portal and leased laboratory space at several locations in Germany. Additionally, COVID-19 testing capacity is provided through our custom-built CentoTruck, a mobile laboratory in a container designed to carry out COVID-19 analysis. Total capitalized investments in COVID-19 testing as of December 31, 2021 amounted to EUR 2.8 million (2020: EUR 10.8 million), of which EUR 2.4 million (2020: EUR 7.7 million) are included in property, plant and equipment and EUR 0.4 million (2020: EUR 1.7 million) is included in intangible assets and relates to the development of the Corona Test Portal.

Contract balances

in EUR k	Dec 31, 2021	Dec 31, 2020
Trade receivables (note 15)	21,065	25,656
Contract assets (note 15)	3,272	3,543
Contract liabilities (note 19.2)	4,842	4,479

The contract assets primarily relate to the Group’s rights to consideration for work completed but not billed at the reporting date on the tests for the diagnostics segment, with the satisfaction of the respective performance obligation measured by reference to stages in a standardized process. The contract assets also include work performed for pharmaceutical partners which are based on milestone fees. In 2021, EUR 483k (2020: EUR 356k) was recognised as provision for expected credit losses on contract assets (see note 21). The contract assets are transferred to receivables when the rights become unconditional. This usually occurs when the Group issues an invoice to the customer.

The contract liabilities include EUR 2,506k (2020: EUR 2,516k) which relate to the advance consideration, including various contracts with performance obligations, received from pharmaceutical partners for which revenue is recognized over time, and consideration from sales of CentoCards which have not yet been delivered. In addition, EUR 2,336k relates to COVID-19 performance obligations that have not been met as of December 31, 2021 (2020: EUR 1,963k).

Notes to the consolidated financial statements as of December 31, 2021 and 2020 and for the three years ended December 31, 2021, 2020 and 2019

8 Other income and expenses

8.1Other operating income

in EUR k	2021	2020	2019
Government grants	2,263	2,152	2641
Gain on disposal of property, plant and equipment	18	2	532
Exchange rate gains	—	—	314
Income from the reversal of provisions	—	—	89
Others	656	240	205
Total other operating income	2,936	2,394	3,781

Government grants contain performance-based grants to subsidize research, development and innovation in the state of Mecklenburg-Western Pomerania from funds granted by the European Regional Development Fund. Furthermore, government grants contain the release of deferred income from investment related grants. Other operating income includes a gain of EUR 387k from the forgiveness of a bank loan granted under the Coronavirus Aid, Relief, and Economic Security Act (CARES Act). (2020: EUR Nil).

In July 2019, the Group entered into a sale and leaseback transaction. According to which, the Group sold the Rostock headquarters building to a third party and then leased the building from the third party for a period of 12 years at a fixed rate per month with the option to extend. The sale of the Rostock headquarters in 2019 resulted in a gain of EUR 532k and was recognized in the period of sale. (See note 13)

8.2Other operating expenses

in EUR k	2021	2020	2019
Currency losses	86	10	192
Other	—	172	1,092
Total other operating expenses	86	182	1,284

Other operating expenses for the year ended December 31, 2019 included costs incurred related to the IPO charged to profit and loss of EUR 1,092k.

During the year ended December 31, 2020, the Group disposed of its entire 51% interest in LPC GmbH (“LPC”) to the minority shareholders for a consideration of EUR 213k, of which EUR 200k is to be paid over a period of four years and EUR 100k is outstanding as of December 31, 2021 (included in other assets, see note 15). The related non-controlling interest of EUR 268k (accumulated share of loss) was debited to profit or loss, and the sale resulted in a loss of EUR 101k.

8.3Financial costs, net

in EUR k	2021	2020	2019
Interest expenses from loans	(267)	(173)	(1,690)
Currency losses	—	(362)	—
Unwinding of the discount on lease liabilities	(584)	(865)	(339)
Interest income from loans and receivables	3	6	16
Total	(848)	(1,394)	(2,013)

Notes to the consolidated financial statements as of December 31, 2021 and 2020 and for the three years ended December 31, 2021, 2020 and 2019

8.4Employee benefits expense

in EUR k	2021	2020	2019
Wages and salaries	43,533	31,121	23,854
Social security contributions	6,134	4,095	3,212
Share‑based payments	5,471	3,486	5,714
Termination benefits	1,158	569	63
Total	56,296	39,271	32,843

Social security contributions include contributions to state pension scheme of EUR 2,706k (2020: EUR 1,851k; 2019: EUR 1,136k) as defined contribution plan expenses. Additionally, the Company recognized compensation expense of EUR 3,252k (2020: EUR 2,775k; 2019: EUR 1,203k) for remuneration of supervisory board members, including share-based payments (see note 25).

9 Income taxes

Taxes recognized through profit or loss:

in EUR k	2021	2020	2019
Current tax expenses	(118)	(74)	(158)
Current year	(102)	(58)	(1)
Adjustments for prior periods	(16)	(16)	(157)
Deferred tax (expense)/income	142	(207)	—
Temporary differences	142	(182)	(514)
Tax losses	—	(25)	514
Total income tax (expenses)/benefit	24	(281)	(158)

No income taxes were recognized directly in other comprehensive income for the years ended December 31, 2021, 2020 and 2019.

A reconciliation of the effective tax rate to the Group’s statutory rate of 31.1% for the year ended December 31, 2021, and 31.1% for the years ended December, 31, 2020 and December, 31, 2019, respectively are presented in the table below.

in EUR k	2021	2020	2019
Loss before tax	(46,876)	(21,097)	(20,697)
Taxes on the basis of the Company’s domestic tax rate	14,596	6,570	6,445
Tax rate effect of foreign tax jurisdictions	882	65	412
Non‑deductible expenses	(3,030)	(903)	(441)
Current year losses for which no deferred tax assets were recognized	(12,211)	(5,792)	(6,416)
Tax income related to prior years	(17)	(137)	(157)
Other effects	(196)	(84)	(1)
Income tax (expenses)/ benefit	24	(281)	(158)

The domestic tax rate of 31.1% is composed of the corporate income tax rate of 15%, the solidarity surcharge of 5.5% of this corporate income tax, as well as trade tax of 15.3%. The tax rate effects from foreign tax jurisdictions are primarily attributable to the tax-exempt profit of a Group subsidiary located in Dubai.

Tax losses carryforwards for which no deferred tax assets were recognized amount to EUR 85,639k in Germany (2020: EUR 64,464k; 2019: EUR 41,570k) and to EUR 1,083k in other countries (2020: EUR 1,002k; 2019: EUR 505k). Deductable temporary differences, for which no deferred tax asset is recognized, amount to EUR 1,117k.

Notes to the consolidated financial statements as of December 31, 2021 and 2020 and for the three years ended December 31, 2021, 2020 and 2019

Tax losses carried forward in Germany do not expire. Foreign tax losses carried forward may be restricted. In the light of the Group’s loss history, the recognition of deferred taxes for tax losses carried forward and deductible temporary differences was limited to the future reversal of existing taxable temporary differences.

For temporary differences associated with investments in the amount of EUR 5,656k (2020: EUR 4,313k; 2019: EUR 4,360k), no deferred tax liability has been recognized because the Company is able to control the timing of the reversal and it is probable that the difference will not reverse in the foreseeable future.

The below table shows a breakdown of deferred taxes in the Group’s statement of financial position.

	December 31, 2021		December 31, 2020
	Deferred	Deferred	Deferred	Deferred
in EUR k	tax assets	tax liabilities	tax assets	tax liabilities
Intangible assets	—	(2,439)	—	(2,934)
Property, plant and equipment	—	(14)	—	(133)
Right-of-use assets	—	(4,617)	—	(5,029)
Measurement of service contracts	—	(42)	—	(145)
Leasing liabilities	4,563	—	4,865	—
Government grants	1,693	—	1,903	—
Unused tax losses	777	—	1,266	—
Sum	7,033	(7,112)	8,034	(8,241)
Offset	(7,033)	7,033	(8,034)	8,034
Deferred Taxes	—	(79)	—	(207)

10 Loss Per Share

Basic loss per share is calculated by dividing loss for the period attributable to equity holders of the Group by the weighted average number of shares outstanding during the same period, adjusted for the effect of the corporate reorganization as discussed in Note 1 and applied retrospectively to all prior periods presented. The weighted average number of outstanding shares for the year ended December 31, 2021 was 22,437,301 (2020: 20,909,673; 2019: 16,409,285), adjusted for the effect of the 2019 corporate reorganization).

For the periods included in these financial statements, the share options are not included in the diluted loss per share calculation as the Company was loss-making in all these periods. Due to the anti-dilutive nature of the outstanding options, basic and diluted loss per share is equal.

Notes to the consolidated financial statements as of December 31, 2021 and 2020 and for the three years ended December 31, 2021, 2020 and 2019

Assets

11 Intangible assets

Reconciliation of carrying amounts

	Internally
	generated	Internally	Purchased rights,
	/acquired	developed	licenses,
in EUR k	biomarkers	databases	software	Total
Cost
As of Jan 1, 2020	12,022	6,502	3,010	21,534
Additions	1,900	2,717	2,040	6,657
Deconsolidation	—	—	(151)	(151)
As of Dec 31, 2020	13,922	9,219	4,899	28,040
Additions	749	1,652	386	2,787
Reclass*	(297)	297	—	—
As of Dec 31, 2021	14,374	11,168	5,285	30,827

Accumulated amortization and impairment
As of Jan 1, 2020	3,831	1,770	1,788	7,389
Amortization and impairment	6,917	943	508	8,368
Deconsolidation	—	—	(124)	(124)
As of Dec 31, 2020	10,748	2,713	2,172	15,633
Amortization and impairment	2,149	1,991	1,860	6,000
Reclass*	(68)	68	—	—
As of Dec 31, 2021	12,829	4,772	4,032	21,633

Carrying amounts
As of Dec 31, 2020	3,174	6,506	2,727	12,407
As of Dec 31, 2021	1,545	6,396	1,253	9,194

*     The net reclassification of EUR 229k from internally generated biomarkers to internally developed databases represents internal costs incurred in the process of developing internal IT driven solutions on biomarkers. Reclassification is made to allow more transparent presentation considering this is more in line with each sub-group of intangible assets.

Development costs and amortization

Internally generated intangible assets include capitalized development costs for biomarkers and IT driven solutions such as CentoPortal, CentoMetabolome and CentoMD (see notes 5 and 6 regarding measurement).

The amortization of patents, trademarks and development costs is expensed and recorded under “cost of sales” to the extent the related intangible asset are used in generating revenue and recorded in research and development expenses to the extent the related intangible assets are used for R&D purposes.

As of December 31, 2021, certain identified biomarkers and internally developed databases amounting to EUR 1.1 million (2020: EUR 4.7 million) were impaired as part of the Company’s strategy reassessment which occurred in Q4 2021. The impairment is expensed under cost of sales and included in amortization and impairment expense in the Pharma segment.

Notes to the consolidated financial statements as of December 31, 2021 and 2020 and for the three years ended December 31, 2021, 2020 and 2019

12 Property, plant and equipment

Please refer to the following table for the development from January 1, 2020 to December 31, 2021:

			Other
			equipment,
			furniture
in EUR k	Buildings	Plant	and fixtures	Total
Cost
As of Jan 1, 2020	3,254	9,730	4,712	17,696
Additions	105	1,295	8,490	9,890
Disposal*	—	—	(612)	(612)
Reclass from right-of-use assets***	—	3,099	—	3,099
As of Dec 31, 2020	3,359	14,124	12,590	30,073
Additions	5	144	2,766	2,915
Disposal**	—	(379)	(718)	(1,097)
Reclass from right-of-use assets***	—	1,165	—	1,165
As of Dec 31, 2021	3,364	15,054	14,638	33,056

Accumulated depreciation and impairment
As of Jan 1, 2020	392	6,155	2,773	9,320
Depreciation	194	993	1,913	3,100
Disposal*	—	—	(44)	(44)
Reclass from right-of-use assets***	—	1,107	—	1,107
As of Dec 31, 2020	586	8,255	4,642	13,483
Depreciation	315	3,519	7,473	11,307
Disposal**	—	(157)	(217)	(374)
Reclass from right-of-use assets***	—	493	—	493
As of Dec 31, 2021	901	12,110	11,898	24,909

Carrying amounts
As of Dec 31, 2020	2,773	5,869	7,948	16,590
As of Dec 31, 2021	2,463	2,944	2,740	8,147

* The disposal relates to the sale of a CentoTruck as part of a contract with a COVID-19 customer.

** The disposal relates to various obsolete plant and machinery equipment mainly in relation to the ramp down of the COVID-19 business segment

*** The reclass from right-of-use assets represents assets purchased at the end of the lease.

The Group prospectively adjusted the estimated useful lives of COVID-19 related property, plant and equipment to a remaining estimated useful life of eight months, with effect at the beginning of the third quarter 2021 due to management’s decision to ramp down the COVID-19 business segment. This prospective change in estimate resulted in accelerated depreciation expense of EUR 4,138k for the year ended December 31, 2021.

13 Right-of-use assets

The Group has lease contracts for land and buildings and offices in Germany and the United States, as well as various items of plant, machinery, motor vehicles and other equipment used in its operations. Leases for land and buildings is related to the sale and leaseback transaction of the Rostock headquarters building with a lease term of 12 years, while the lease terms of offices in Berlin and Boston, Massachusetts are 12 years and 4 years respectively. Leases of plant and machinery and other equipment generally have lease terms between 2 and 4 years, while motor vehicles generally have lease terms of 3 years. The Group’s obligations under its leases are secured by the lessor’s title to the leased assets. Generally, the Group is restricted from subleasing the leased assets. In addition, a bank guarantee of EUR 3,000k (which is secured by cash deposit of EUR 2,443k) is required to be maintained for the leases of Rostock headquarters building and Berlin offices until the expiry or termination of the leases. Leases of certain plant and machineries were also secured with rental deposits of EUR 190k.

Notes to the consolidated financial statements as of December 31, 2021 and 2020 and for the three years ended December 31, 2021, 2020 and 2019

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

Set out below are the carrying amounts of right-of-use assets and movements during the period:

			Plant and	Other	Motor
In EUR k	Buildings*	Offices	equipment	equipment	Vehicles	Total

As of January 1, 2020	13,126	4,407	6,989	390	20	24,932
Additions	—	426	1,265	1,112	37	2,840
Reclass to property, plant & equipment**	—	—	(1,992)	—	—	(1,992)
Depreciation expenses	(1,121)	(657)	(1,675)	(187)	(20)	(3,660)
As of December 31, 2020	12,005	4,176	4,587	1,315	37	22,120
Additions	—	133	1,121	179	19	1,452
Reclass to property, plant & equipment**	—	—	(672)	—	—	(672)
Depreciation expenses	(1,121)	(970)	(1,745)	(138)	(22)	(3,996)
As of December 31, 2021	10,884	3,339	3,291	1,356	34	18,904

*   As the lease of land and buildings are made through one contract, all the related right-of-use assets are allocated to Buildings.

** Reclass of leased assets to PP&E (note 12) represents purchased assets at the end of lease term.

Set out below are the carrying amounts of lease liabilities and the movements during the period:

in EUR k	2021	2020

As of January 1	21,205	21,704
Additions	1,452	3,654
Interest expenses	584	865
Payments	(4,244)	(5,018)
As of December 31	18,997	21,205

Current	3,409	3,528
Non-current	15,588	17,677

The maturity analysis of lease liabilities is disclosed in note 21.

The following are the amounts recognised in profit or loss:

in EUR k	2021	2020	2019
Depreciation expense of right-of-use assets	3,996	3,660	1,807
Interest expenses on lease liabilities	584	865	339
Rent expenses—short-term leases	7,175	1,695	185
Rent expense—leases of low-value assets	48	33	25
Total amounts recognized in profit or loss	11,803	6,253	2,356

Notes to the consolidated financial statements as of December 31, 2021 and 2020 and for the three years ended December 31, 2021, 2020 and 2019

The Group had total cash outflows for leases of EUR 11,467k in 2021 (2020: EUR 6,746k; 2019: EUR 3,256k). The future cash outflows relating to non-cancellable short-term leases and leases of low-value assets, are disclosed in note 24.

14 Inventories

in EUR k	Dec 31, 2021	Dec 31, 2020
Raw materials, consumables and supplies	3,831	11,167
Finished goods and merchandise	38	238
Inventories	3,869	11,405

Management assessed inventory obsolescence on all COVID-19 related inventories which resulted in an inventory write-off included within cost of sales in the amount of € 1,795k (2020: nil).

In the year ended December 31, 2021, raw materials, consumables and changes in inventories of finished goods recorded as expenses under “cost of sales” came to EUR 70,089k (2020: EUR 41,594k; 2019: EUR 11,285k).

15 Trade and other receivables and other assets

in EUR k	Dec 31, 2021	Dec 31, 2020
Non‑current
Other assets—Rental deposits	2,922	1,867
Other assets—Others	50	100
	2,972	1,967
Current
Trade receivables	21,065	25,656
Contract assets	3,272	3,543
Other assets	5,453	8,286
	29,790	37,485
Total non-current and current trade and other receivables and other assets	32,762	39,452

Other non-current assets

The non-current portion of other assets mainly include cash deposit of EUR 2,250k, used to secure a bank guarantee of EUR 3,000k, relating to the leases of Rostock headquarters building, cash deposits of EUR 193k, used to secure a bank guarantee of EUR 257k, relating to the leases of Berlin office, cash deposits of EUR 289k relating to the leases of other offices and laboratories located in Germany and EUR 190k for the leases of certain plant and machineries. It also includes the non-current part of the consideration receivable for the sale of LPC of EUR 50k (see note 8.2).

Trade receivables

Trade receivables are non-interest bearing and are generally due in 30 to 90 days. In general, portfolio-based expected credit loss allowances are recognized on trade receivables and contract assets (see note 21.2).

Other current assets

Other current assets include VAT receivables of EUR 253k (2020: EUR 226k), prepaid expenses of EUR 3,346k (2020: EUR 4,431k), receivables related to exercised share-based payment grants of EUR 116k (2020; EUR 1,253k), receivables related to COVID-19 bank or credit card transactions of EUR 612k (2020: EUR 1,076k), as well as receivables from grants of EUR Nil (2020: EUR 442k).

Notes to the consolidated financial statements as of December 31, 2021 and 2020 and for the three years ended December 31, 2021, 2020 and 2019

16 Cash and short-term deposits

As of December 31, 2021, the Group has pledged its short-term deposits with carrying amount of EUR 938k (2020: EUR 1,500k) and EUR 2,500k (2020: EUR 2,500k) respectively, to fulfil collateral requirements in respect of existing secured bank loan and overdraft facility up to EUR 2,500k. In addition, the Group has pledged its short-term deposits of EUR 1,000k (2020: EUR 1,000k) related to two other overdraft facilities worth EUR 500k each.

The restriction applying to the collateral may be terminated at any time subject to the full amount of the relevant bank loans and the overdrafts being repaid.

Equity and liabilities

17 Equity

Issued capital and capital reserve

in thousands of shares	2021	2020
Common shares as of Jan 1, fully paid	22,118	19,861
Issued shares	—	2,000
Exercise of options	450	256
Common shares issued as of Dec 31, fully paid	22,568	22,118

	as of	as of
in thousands of shares	Dec 31, 2021	Dec 31, 2020
Authorized common shares of EUR 0.12 each	79,000	79,000

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

As of December 31 2021, 22,567,971 common shares of Centogene N.V. with a nominal value of EUR 0.12 were issued and fully paid up (2020: 22,117,643). As of December 31, 2021, the authorized, but unissued common share capital amounted to EUR 6,772k (2020: EUR 6,826k).

The holders of common shares are entitled to the Company's approved dividends and other distributions as may be declared from time to time by the Company, and is entitled to vote per share on all matters to be voted at the Company's annual general meetings.

Capital reserve

As of December 31, 2021, capital reserve included a share premium of EUR 106,665k (2020: EUR 107,498k), being amounts paid in by shareholders at the issuance of shares in excess of the par value of the shares issued, net of any transaction costs incurred for the share issuance.

The capital reserve consists of the share premium account and amounts recorded in respect of share-based payments. For additional information on the share-based payments, please refer to note 20.

Notes to the consolidated financial statements as of December 31, 2021 and 2020 and for the three years ended December 31, 2021, 2020 and 2019

18 Capital management

The Group's objectives when managing capital are to safeguard the Company's ability to continue as a going concern and finance all necessary sustainable developments, so that it can continue to provide returns for shareholders and benefits for other stakeholders. In particular, care is taken and an optimal capital structure is strived for to reduce the cost of capital. With the IPO in November 2019, follow-on public offering of July 2020, warrant issuance and aggregate debt financing in February 2022, the Group is focused on achieving a healthy capital base to increase the confidence of investors and the capital market.

The Group manages its capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of its activities. To maintain or adjust the capital structure, the Group may adjust the return to shareholders, issue new shares, or pay additional interests to reduce debt.

19 Financial liabilities

19.1Interest-bearing loans

in EUR k	Dec 31, 2021	Dec 31, 2020
Non‑current liabilities
Non‑current portion of secured bank loans	-	401
Total non‑current loans	-	401
Lease liabilities	15,588	17,677
Total non‑current liabilities	15,588	18,078

Current liabilities
Current portion of secured bank loans	505	567
Other bank loans	—	387
Bank overdrafts	3,310	1,538
Total current loans	3,815	2,492
Current portion of lease liabilities	3,409	3,528
Total current liabilities	7,224	6,020

Total non‑current and current liabilities	22,812	24,098

As of December 2021, short-term cash deposits of EUR 938k (2020: EUR 1,500k) were used to secure the remaining bank loan outstanding (see note 16).

Notes to the consolidated financial statements as of December 31, 2021 and 2020 and for the three years ended December 31, 2021, 2020 and 2019

The following table is based on the original terms and conditions:

Conditions and statement of liabilities

The outstanding interest-bearing loans as of December 31, 2021 and 2020 have the following conditions:

				Dec 31, 2021		Dec 31, 2020
		Nominal		Nominal	Carrying	Nominal	Carrying
in EUR k	Currency	interest rate	Maturity	amount	amount	amount	amount
Secured bank loan	EUR	2.95%	2017‑22	505	505	968	968
Other bank loan	USD	1%	2020-22	—	—	387	387
Bank overdrafts	EUR	4.75%	Rollover	499	499	498	498
Bank overdrafts	EUR	3.75%	Rollover	2,329	2,329	628	628
Bank overdrafts	EUR	4.50%	Rollover	482	482	412	412
Lease liabilities	EUR	2.1%-3.5%*, 5.4%-9.1%	2017-31	18,997	18,997	21,205	21,205
Total interest‑bearing financial liabilities				22,812	22,812	24,098	24,098

*     represents the incremental borrowing rate of the Group at the commencement of the leases

The bank overdrafts of EUR 2,329k as of December 31, 2021 (2020: EUR 628k) were secured by short-term deposits with a carrying amount of EUR 2,500k (2020: EUR 2,500k) (see note 16). The other bank overdrafts of EUR 981k (2020: EUR 910k) are secured over two short-term deposits with a carrying amount of EUR 500k each as at year end December 31, 2021 (see note 16).

19.2Trade payables and other liabilities

in EUR k	Dec 31, 2021	Dec 31, 2020
Trade payables	11,252	31,736
Government grants (deferred income)	9,396	10,292
Contract liabilities	4,842	4,479
Others	14,632	13,483
Trade payables and other liabilities	40,122	59,990
Non‑current	8,028	8,950
Current	32,094	51,040

Government grants mainly include investment-related government grants. These were received for the purchase of certain items of property, plant and equipment for the research and development facilities in Mecklenburg-Western Pomerania, including the Rostock facility. The grants were issued in the form of investment subsidies as part of the joint federal and state program, “Verbesserung der regionalen Wirtschaftsstruktur” (improvement of the regional economic structure) in connection with funds from the European Regional Development Fund. Additional grants received during the year ended December 31, 2021 amounted to EUR 168k (2020: EUR 390k).

In addition, other liabilities include a provision for outstanding invoices of EUR 4,978k (2020: EUR 1,245k), personnel-related liabilities for vacation and bonuses totaling EUR 4,812k (2020: EUR 4,032k), a VAT payable of EUR 905k (2020: EUR 4,578k), as well as liabilities for wage and church tax of EUR 1,040k (2020: EUR 1,988k).

20 Share-based payments

As of December 31, 2021 and 2020, the Group had the following share-based payment arrangements.

(i)  Virtual share option program 2016 (cash-settled)

On July 1, 2016, the Group established a virtual share option program (the “2016 VSOP”) under Centogene AG. The completion of IPO in November 2019 was defined as one of the “exit events” in the 2016 VSOP program. Accordingly, all options

Notes to the consolidated financial statements as of December 31, 2021 and 2020 and for the three years ended December 31, 2021, 2020 and 2019

granted under the 2016 VSOP vested immediately in full upon the completion of the IPO. In addition, holders of vested options are entitled to receive a direct cash payment from the Company according to the calculation as stipulated in the program, which is determined based on the IPO price of the shares of Centogene N.V. and the exercise prices of the vested options The payment to the option holders will be reimbursed by the original shareholders of the Company at the same time as the obligation to pay the options holders arises. Upon the completion of the July 2020 Offering, the relevant payments of EUR 2,768k to the holders of vested options were settled by the proceeds received from such original shareholders from the sale of their shares.

(ii)  2019 Equity Incentive Plan (2019 Plan)

In conjunction with the consummation of the IPO, the Company established a new long‑term incentive plan (the “2019 Plan”) with the purpose of advancing the interests of our shareholders and other stakeholders by enhancing our ability to attract, retain and motivate individuals who are expected to make important contributions to us. The 2019 Plan governs issuances of equity and equity‑based incentive awards from and after the consummation of the IPO. Awards under the 2019 Plan may be granted to our employees, the members of our management board and supervisory board, consultants or other advisors. As of January 1, 2022 the maximum number of common shares underlying awards that may be granted pursuant to the 2019 Plan (other than replacement awards) will not exceed 22% of the Company’s issued share capital. Such maximum number will be increased on January 1 of each calendar year, by an additional number of common shares equal to 3% of the Company’s issued share capital on such date (or a lower number of common shares as determined by the management board or supervisory board, where appropriate on the basis of a recommendation of the compensation committee (as the case may be, as prescribed by the 2019 Plan and, collectively, the “Committee”)).

In the event of a good leaver’s (as defined in the 2019 Plan) termination of employment or service, all vested awards will be exercised or settled in accordance with their terms within a period specified by the Committee and all unvested awards will be cancelled automatically unless decided otherwise by the Committee. In the event of a bad leaver’s (as defined in the 2019 Plan) termination of employment or service, all vested and unvested awards will be cancelled automatically without compensation. Pursuant to an amendment to the 2019 Plan applicable to awards granted in the period between September 11, 2020 and November 25, 2020, unless otherwise determined by the Committee, in the event of a good leaver’s termination of employment or service, all unvested awards will vest in full and all vested awards that have not yet been exercised or settled must be exercised or settled in accordance with their terms within a period specified by the Committee. If those awards are not exercised or settled within such period, they will be cancelled automatically without compensation. This arrangement is applicable to awards granted in the above-mentioned period only (see note 20(v)).

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

(iii)  Equity share option - Replacement (ESOP/ VSOP 2017)

In 2017, the Group established another virtual share option program (the “2017 VSOP”) that entitled the management board to grant virtual share options to individuals, in regard to services they provide and their continuous commitment to the Group. As part of the corporate reorganization, in connection with the IPO (see note 1), a transfer agreement was entered into between the holders of options granted under the 2017 VSOP, Centogene AG and the Company in November 2019, according to which, the 2017 VSOP was terminated, and the option holders were instead granted new share options of the Centogene N.V. under the 2019 Plan (as defined and discussed above), determined based on the IPO price of the shares of Centogene N.V. and the number of options granted under the 2017 VSOP. These share options were issued to the holders of options originally granted under 2017 VSOP as part of the corporate reorganization to replace the cash-settled share-based program.

The number of options granted to each holder was based on the number of options granted to them under 2017 VSOP and the IPO price of Centogene N.V. Accordingly, during 2019, 805,308 new share options were granted pursuant to the Centogene N.V. 2019 Plan, with each option representing the right to acquire one common share of Centogene N.V., with an exercise price equal to the

Notes to the consolidated financial statements as of December 31, 2021 and 2020 and for the three years ended December 31, 2021, 2020 and 2019

nominal value of a share of Centogene N.V., which is EUR 0.12. The options were considered vested upon the completion of the IPO, but were not exercisable in the first 180 days after the IPO (lock-up period).

	2021		2020
	Number	WAEP	Number	WAEP
Outstanding as of January 1	549,005	0.12	805,308	0.12
Granted during the year	—	0.12	—	0.12
Cancelled during the year	—	0.12	—	0.12
Exercised during the year	(191,565)	0.12	(256,303)	0.12
Outstanding as of December 31	357,440	0.12	549,005	0.12
Vested as of December 31	357,440	0.12	549,005	0.12
Exercisable as of December 31	357,440	0.12	549,005	0.12

During 2020, 256,303 options were exercised. The weighted average share price at the date of exercise was USD 12.13. During 2021, 191,565 options were exercised. The weighted average share price at the date of exercise was USD 9.76.

The contractual term of the share options as of December 31, 2021 is eight years.

The share options issued under ESOP 2017 are equity-settled and the fair value of the options were recognized in equity under capital reserve on the date of grant.

(iv)Equity share option 2019 (ESOP 2019) to Flemming Ornskov

In 2019, an agreement was entered into between the Company and Flemming Ornskov. According to this agreement, a total of 396,522 options, each option representing the right to acquire one common share, were granted pursuant to the 2019 Plan for his services as chairman of the supervisory board, with an exercise price equaling the IPO price, which is EUR 12.58 per share, on the date of the IPO of the Company. The vesting period was three years commencing on March 31, 2019 as the grant date, during which one-third of the granted options would vest at the end of each year of grant.

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
2.	the remaining 67% will vest in two equal annual instalments on each relevant anniversary of October 1 following the date of grant; and

Notes to the consolidated financial statements as of December 31, 2021 and 2020 and for the three years ended December 31, 2021, 2020 and 2019

3.	will vest in full upon the occurrence of a change in control (as defined in the 2019 Plan), provided that the holder of the awards is an eligible participant (as defined in the 2019 Plan) on the date of such change in control.

	2021		2020
	Number	WAEP (EUR)	Number	WAEP
Outstanding as of January 1	300,000	—	396,522	12.58
Cancelled during the year	—	—	(396,522)	12.58
Replacement awards granted during the year	—	—	300,000	—
Granted during the year	—	—	—	—
Exercised during the year	—	—	—	—
Outstanding as of December 31	300,000	—	300,000	—
Vested as of December 31	200,000	—	100,000	—
Exercisable as of December 31	200,000	—	100,000	—

The replacement of the ESOP 2019 and the grant of new RSUs of Centogene N.V. was accounted for as modification under IFRS 2. The incremental fair value of EUR 135k has been recorded in the statement of comprehensive income over the vesting period of the replacement grant.

(v) 2020 grants to management board and employees

On September 11, 2020, the Supervisory Board granted members of the management board the following options and

RSUs under the 2019 Plan:

a.	to the Company’s former CEO Arndt Rolfs: 36,175 Options and 72,350 RSUs;
b.	to the Company’s former CFO Richard Stoffelen: 16,250 Options and 32,250 RSUs; and
c.	to the Company’s CIO Volkmar Weckesser: 15,000 Options and 30,000 RSUs.

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

All of the foregoing awards vest in full when the participant is considered to be a good leaver within the meaning of the 2019 Plan effective as of grant date, as discussed in note 20(ii). As a result, unrecognized costs related to any unvested part of the award of a good leaver will result in accelerated recognition of these unrecognized costs in the statement of comprehensive income in the period when the employment contract has been terminated. Furthermore, all of the foregoing awards vest upon the occurrence of a change of control as defined by the 2019 Plan, unless the holder is no longer eligible to participate in the 2019 Plan at that time.

The options referred to above vest only if the 20 trading day volume-weighted average stock price of the Company’s shares preceding the vesting date of each tranche exceeds the exercise price of USD 11.60. This hurdle is considered a market condition. Therefore, expenses would not be reversed, if the tranches do not ultimately vest. As the 20 trading day volume-weighted average stock price did not exceed the exercise price as of January 1, 2022, the second tranche did not vest on January 1, 2022.

Notes to the consolidated financial statements as of December 31, 2021 and 2020 and for the three years ended December 31, 2021, 2020 and 2019

(vi)  2021 grants to management board and employees

During the year ended December 31, 2021 the following awards were granted under 2019 Plan:

Award Type (2019 Plan)	Market/ Performance Based Vesting Conditions	Number of Awards	Vesting Conditions	Expiration Date
RSUs	No	95,499	Four equal tranches over a four-year period, starting January 1, 2022, April 1, 2022 or on each anniversary of the grant date	10th anniversary of Grant Date
RSUs	No	30,000	Three equal tranches over a three-year period starting January 1, 2022	10th anniversary of Grant Date
RSUs	No	15,000	Three equal tranches of which the first tranche vested immediately and the two remaining annual tranches will vest starting January 1, 2022	10th anniversary of Grant Date
RSUs	No	22,936	Four equal tranches over a four-year period, starting October 1, 2022 on each anniversary of the grant date	10th anniversary of Grant Date
Options	Yes	15,000	Three equal tranches over a three-year period starting January 1, 2022	10th anniversary of Grant Date
RSUs	No	3,891	Four equal tranches over a four-year period starting January 1, 2022	10th anniversary of Grant Date

The grant date fair value of these grants will be recognized in profit or loss over the service period by using the graded approach. 15,000 of the options referred to above vest only if the 20 trading day volume-weighted average stock price of the Company’s shares preceding the vesting date of each tranche exceeds the exercise price of US$ 12.52. This hurdle is considered a market condition. Therefore, expenses would not be reversed, if the tranches do not ultimately vest.

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

(vii)  2020 grants to Dr. Andrin Oswald

In 2020, the Company and Mr. Oswald entered into an award agreement under the 2019 Plan pursuant to which Mr. Oswald will receive certain awards in the form of RSUs. According to the award agreement, a total of 324,000 RSUs were granted on December 1, 2020, subject to the purchase of ordinary shares of the Company on the open market in the amount of CHF 1,000k after the grant date, which will vest in four equal annual installments following December 1, 2020, subject to Mr. Oswald’s continued services with the Company and continued ownership of the a number of shares equal or higher than the number of purchased shares. On September 5, 2021 the Supervisory Board approved an amendment to this agreement. Under the amended award agreement, the RSUs vest in 14 equal quarterly installments following July 30, 2021 with final vesting date on December 1, 2024, subject to the purchase of ordinary shares of the Company on the open market in the amount of CHF 1,000k by June 30, 2022, and Mr. Oswald’s continued services with the Company. Further, the RSUs will vest pro rata to the number of shares actually purchased up to the full investment amount of CHF 1,000k on each quarterly installment prior to the share purchase deadline and are subject to the continued ownership of a number of shares equal or higher than the pro rata number of shares actually purchased on each applicable vesting date or share purchase deadline. The amendment did not result in incremental fair value of the award. The grant date fair value shall be recognized in the statement of comprehensive loss over the remaining vesting period based on the modified vesting schedule using the graded approach.

The RSUs referred to above have no performance-based vesting criteria. RSUs represent a right to receive a payment equal to the value of the RSU at the exercise date. All the RSUs will vest in four equal annual installments following the grant date, subject to

Notes to the consolidated financial statements as of December 31, 2021 and 2020 and for the three years ended December 31, 2021, 2020 and 2019

Mr. Oswald’s continued service with the Company as of the vesting date and will be charged to profit or loss over the period by using the graded approach.

Additionally, a total of 500,000 performance-based vesting RSUs were granted to Mr. Oswald on December 1, 2020, subject to the following conditions:

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

The hurdle to the performance-vesting RSUs is considered a market condition. Therefore, expenses would not be reversed, if the market condition is not met. All the performance-vesting RSUs will vest in four equal annual installments following the relevant initial vesting date, if the applicable performance hurdles are met, and subject to Mr. Oswald’s continued service with the Company as of the vesting date and will be charged to profit or loss over the vesting period using the graded approach. If Mr. Oswald’s service with the Company terminates for any reason, any unvested RSUs will immediately be forfeited. The foregoing awards that have been granted vest in full upon the occurrence of a change in control as defined in the agreement, provided that Mr. Oswald is still eligible to participate in the 2019 Plan and in continuous service with the Company through the date of such change in control (see “Note 27

Subsequent Developments” of our consolidated financial statements as of and for the year ended December 31, 2021).

The contractual term of the RSUs is ten years from the respective grant dates. The RSUs issued are equity-settled.

(viii)  2021 and 2020 supervisory board grants

In connection to the IPO 10,000 Share Options have been granted as an extraordinary incentive to Mr. Berndt Modig as approved in the Annual General Meeting on June 24, 2021. The Options have a strike price of USD 14 and getting vested in four equal installments following the grant date.

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

Notes to the consolidated financial statements as of December 31, 2021 and 2020 and for the three years ended December 31, 2021, 2020 and 2019

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

Additionally, in connection to this plan, Mr. Modig was granted 9,427 RSUs and 4,713 Share Options and Mr. Sheldon was granted 878 RSUs and 439 Share Options in 2021. The Options have a strike price of USD 9.92.

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

Notes to the consolidated financial statements as of December 31, 2021 and 2020 and for the three years ended December 31, 2021, 2020 and 2019

multiple input variables to estimate the probability that market conditions will be achieved. The key assumptions used to derive the option and performance-based RSUs value and the weighted average fair value are set out below:

	2020 Fair Value assumptions
	ESOP 2019	Options	Performance
	Replacement		Based RSUs
Exercise price (USD)	14.00	11.60	n/a
Share price at grant date (USD)	12.02	11.05	12.54
Volatility (%)	75	75	88
Risk‑free interest rate (%)	1.0	0.8	0.2-0.3
Dividend yield (%)	0	0	0
Expected contractual life (years)	8.9	10	12.08-13.08
Weighted average fair value (USD)	12.02	6.20	8.23

Valuation of 2021 grants

The fair value of the options granted to the Mr. Modig and Mr. Sheldon was estimated at the date of grant using the Black-Scholes option pricing model, taking into account the terms and conditions on which the options were granted. In addition to that the fair value of the options granted to the Mr. Kim was estimated at the date of modification also using the Black-Scholes option pricing model. The awards granted to participants under the 2019 Plan in 2021 were estimated at the grant date. The fair value of the standard RSUs (i.e., those without performance-based vesting criteria) is based on the observed value of the underlying shares. As no dividend payments are expected over the vesting period, no further adjustment is required. The weighted average fair value of standard RSUs granted under the 2019 Plan during the year ended December 31, 2021 was USD 10.96. The key assumptions used to derive the option and performance-based RSUs value and the weighted average fair value are set out below:

	2021 Fair Value assumptions
	Options	Add. Options	Options	Options
	Mr. Modig and	Mr. Modig	Mr. Kim	2019 Plan
	Mr.Sheldon
Exercise price (USD)	9.92	14.00	11.60	12.52
Share price at grant date (USD)	10.01	10.01	10.80	12.54
Volatility (%)	75	75	75	75
Risk‑free interest rate (%)	1.7	1.7	1.7	1.9
Dividend yield (%)	0	0	0	0
Expected contractual life (years)	10.0	10	9	10
Weighted average fair value (USD)	7.86	7.45	8.21	7.36

The expense recognized for the above share-based payment transactions during the year is shown in the following table:

in EUR k	2021	2020	2019
Expenses arising from cash-settled share-based payment transactions	—	—	5,714
- 2016 VSOP	—	—	596
- 2017 VSOP (2019: including modification gain)	—	—	5,118
Expenses arising from equity-settled share-based payment transactions	8,035	5,658	704
- ESOP 2019, including replacement by RSUs	7,000	2,105	704
- Grants to management board and employees	985	3,217	—
- Grants to the CEO	—	269	—
- Supervisory board grant	50	67	—
Total expenses arising from share‑based payment transactions	8,035	5,658	6,418

Notes to the consolidated financial statements as of December 31, 2021 and 2020 and for the three years ended December 31, 2021, 2020 and 2019

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

Notes to the consolidated financial statements as of December 31, 2021 and 2020 and for the three years ended December 31, 2021, 2020 and 2019

Set out below is the information regarding the credit risk exposure of the Group’s trade receivables and contract assets using a provision matrix.

As of December 31, 2021
					Past due by
	Total Gross		Past due 1 -	Past due 31‑ 90	more than 90
in EUR k	amount	Not past due	30 days	days	days
Middle East	13,968	3,999	1,013	2,056	6,900
Europe	11,486	10,771	351	259	105
Latin America	683	531	23	72	57
North America	3,787	2,562	79	203	943
Asia Pacific	130	115	9	6	(1)
Total	30,054	17,978	1,475	2,596	8,004
Expected credit loss rate	19%	0.9%	7.7%	11.7%	64.1%
Expected credit loss	5,717	167	114	304	5,132

As of December 31, 2020
					Past due by
	Total Gross		Past due 1 -	Past due 31‑ 90	more than 90
in EUR k	amount	Not past due	30 days	days	days
Middle East	10,515	3,338	486	385	6,306
Europe	20,017	19,193	706	113	5
Latin America	387	313	24	13	37
North America	2,870	1,205	994	262	409
Asia Pacific	178	136	18	24	—
Total	33,967	24,185	2,228	797	6,757
Expected credit loss rate	14.0%	1.6%	3.1%	7.7%	63.0%
Expected credit loss	4,768	382	70	61	4,255

Overdue trade receivables from the Middle East region mainly relate to major customers from the diagnostics segment. The trade receivables due from the top 10 diagnostics customers in the MENA region as of December 31, 2021 represent over 80% of total overdue balances for this region. These customers are mainly government hospitals administered by the Ministry of Health in the respective countries as well as distributors and, based on our past experience, these customers normally require a longer period to settle outstanding trade receivables. The average turnover period from these customers are 278 days. Therefore, a higher country specific loss rate has been used for the MENA region.

Set out below is the movement in the allowance for expected credit losses of trade receivables and contract assets:

in EUR k	2021	2020
As of January 1	4,768	2,355
Provision for expected credit losses	956	3,879
Derecognition of trade receivables	(7)	(1,466)
As of December 31	5,717	4,768

The addition to the allowance for expected credit losses includes an amount of EUR 949k which was included in the impairment of financial assets in the profit and loss account. In 2021, trade receivables of EUR 7k (2020: EUR 1,466k) were outstanding for more than 365 days and were derecognized.

Cash and cash equivalents

As of December 31, 2021, the Group held cash and cash equivalents of EUR 17,818k (2020: EUR 48,156k). This total, therefore, also represents the maximum default risk with regard to these assets. The cash and cash equivalents are deposited principally with financial institutions with investment grade credit ratings.

Notes to the consolidated financial statements as of December 31, 2021 and 2020 and for the three years ended December 31, 2021, 2020 and 2019

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

The Group strives to maintain cash and cash equivalents at a level above that of the expected cash outflows for financial liabilities (apart from trade payables) during the next 60 days. As of December 31, 2021, 30.7% of the Group’s interest-bearing liabilities mature in less than one year (2020: 25.0%) based on the carrying value of borrowings reflected in the financial statements. As of December 31, 2021, the expected cash inflows from trade and other receivables within two months amounts to EUR 6,418k (2020: EUR 14,857k), which would be EUR 4,834k lower than the amount of trade payables due as of then.

The Company completed the IPO in November 2019. In July 2020, the Company completed a follow-on public offering of 3,500,000 common shares of the Company, consisting of 2,000,000 common shares offered by the Company and 1,500,000 common shares offered by selling shareholders at a price to the public of USD 14.00 per common share (i.e. EUR 12.71 per share). Aggregate offering proceeds, net of underwriting discounts, commissions and transaction costs, were EUR 22 million to the Company. As of December 31, 2021, the Group had cash and cash equivalent of EUR 17,818k (2020: EUR 48,156k). The cash and cash equivalents are deposited principally with financial institutions with investment grade credit ratings.

In addition to the cash and cash equivalent available as of December 31, 2021, the Group also has access to other sources of funding. As of December 31, 2021, the Group has secured credit lines totaling EUR 3,500k. These bear interest of 3.75% - 4.75% (2020: EUR 3,500k; 3.75% - 4.75%). EUR 3,310k were utilized as of December 31, 2021 (2020: EUR 1,538k).

The table below presents the remaining contractual terms of the financial liabilities on the reporting date, including estimated interest payments. The figures are undiscounted gross amounts, including estimated interest payments and interest on undrawn loan funds, but without showing the impact of offsetting.

		Contractually agreed cash flows
						More
Dec 31, 2021	Carrying		Less than	2 to 12	1 to 5	than
in EUR k	amount	Total	2 months	months	years	5 years
Bank overdrafts	3,310	3,310	3,310	—	—	—
Secured bank loans	505	505	105	400	—	—
Lease liabilities	18,997	22,050	716	3,403	9,038	8,893
Trade payables	11,252	11,252	11,252	—	—	—
	34,064	37,117	15,383	3,803	9,038	8,893

		Contractually agreed cash flows
						More
Dec 31, 2020	Carrying		Less than	2 to 12	1 to 5	than
in EUR k	amount	Total	2 months	months	years	5 years
Bank overdrafts	1,538	1,538	1,538	—	—	—
Secured bank loans	968	997	5	584	408	—
Other bank loans	387	394	—	394	—	—
Lease liabilities	21,205	24,897	716	3,580	9,861	10,740
Trade payables	31,736	31,525	31,011	514	—	—
	55,834	59,351	33,270	5,072	10,269	10,740

Notes to the consolidated financial statements as of December 31, 2021 and 2020 and for the three years ended December 31, 2021, 2020 and 2019

Reconciliation of liabilities arising from financing activities

			Non-cash changes
				Changes in
in EUR k	Jan 1, 2021	Cash flows	Additions	maturity and FX	Dec 31, 2021
Non-current financial liabilities	18,078	(401)	865	(2,954)	15,588
Non-current portion of secured bank loans	401	(401)	—	—	—
Non-current lease liabilities	17,677	—	865	(2,954)	15,588
Current financial liabilities	6,020	(2,802)	1,438	2,567	7,223
Current portion of secured bank loans	567	(62)	—	—	505
Bank loans	387	—	—	(387)	—
Bank overdrafts	1,538	1,505	267	—	3,310
Current lease liabilities	3,528	(4,245)	1,171	2,954	3,408
Total	24,098	(3,203)	2,303	(387)	22,811

			Non-cash changes
				Changes in
in EUR k	Jan 1, 2020	Cash flows	Additions	maturity	Dec 31, 2020
Non-current financial liabilities	19,647	(1,993)	2,029	(1,605)	18,078
Non-current portion of secured bank loans	968	—	—	(567)	401
Municipal loans	610	(610)	—	—	—
Non-current lease liabilities	18,069	(1,383)	2,029	(1,038)	17,677
Current financial liabilities	7,323	(5,520)	2,663	1,554	6,020
Current portion of secured bank loans	802	(865)	63	567	567
Bank loans	—	438	—	(51)	387
Bank overdrafts	2,636	(1,208)	110	—	1,538
Municipal loans	250	(250)	—	—	—
Current lease liabilities	3,635	(3,635)	2,490	1,038	3,528
Total	26,970	(7,513)	4,692	(51)	24,098

Currency risk

The Group is exposed to currency risk in cases where contracts are concluded in foreign currencies. The vast majority of goods delivered and services the Company provided, including those for international customers, are invoiced in euro.

The main functional currencies of group companies are the euro, USD, the Indian rupee and the Arab Emirates Dirham. The following table presents the net foreign currency exposure of the Group as of December 31, 2021 and 2020.

	Dec 31, 2021
in EUR k	USD	INR	AED
Trade receivables	2,604	8	—
Trade payables and other liabilities	(2,394)	(4)	—
Net exposure	210	4	—

	Dec 31, 2020
in EUR k	USD	INR	AED
Trade receivables	1,224	18	—
Trade payables and other liabilities	(3,631)	(55)	(17)
Net exposure	(2,407)	(37)	(17)

Sensitivity analysis relating to changes in exchange rates

Given the exposure to foreign currencies as presented above, the impact to the Group’s earnings before tax or equity from a 10% change in the US dollar exchange rate would not be material.

Notes to the consolidated financial statements as of December 31, 2021 and 2020 and for the three years ended December 31, 2021, 2020 and 2019

22 List of subsidiaries

The major subsidiaries of the Group are listed below.

		Equity interests (%)
	Country in which
	primary activities are
Name	pursued	Dec 31, 2021	Dec 31, 2020
Centogene GmbH*	Germany	100	100
Centogene FZ-LLC	United Arab Emirates	100	100
Centogene US, LLC	USA	100	100
Centogene GmbH	Austria	90	90
Centogene India Pvt. Ltd**	India	100	100
Centogene Switzerland AG	Switzerland	100	100
Centosafe B.V.	Netherlands	100	100
Centogene d.o.o Belgrade	Serbia	100	100
Dr. Bauer Laboratoriums GmbH***	Germany	—	—

(*)             Centogene IP GmbH and Centogene Shared Service GmbH were merged with Centogene GmbH on January 1, 2021.

(**)The Group acquired the remaining 49% of Centogene India Pvt. Ltd. in 2020, previously accounted for as non-controlling interest.

(***)

Centogene does not own any shares in Dr. Bauer Laboratoriums GmbH. However, Centogene meets the criteria of the control model under IFRS 10 as it has exposure to variable returns and the ability to use power to affect returns (see note 4).

23 Non-controlling interests

The table below shows information on each subsidiary of the Group with material, non-controlling interests before intercompany eliminations. The Group acquired the remaining 49% of Centogene India Pvt. Ltd in 2020 and disposed of its entire 51% interest in LPC GmbH in 2020. The non-controlling interest in Dr. Bauer Laboratoriums GmbH relates to the share in the net result of Dr. Bauer Laboratoriums GmbH that is included in the results of the Company’s COVID-19 testing business (see note 4).

Dec 31, 2021	Centogene GmbH, Vienna	Dr. Bauer Laboratoriums GmbH
in EUR k
Net assets/(liabilities)	(528)	245
Carrying amount of non‑controlling interests	(53)	—
Revenue	—	109,015
Profit/(loss)	(6)	98
Profit/loss allocated to non‑controlling interests	(1)	98

Dec 31, 2020	Centogene GmbH, Vienna	Dr. Bauer Laboratoriums GmbH
in EUR k
Net assets/(liabilities)	(522)	148
Carrying amount of non‑controlling interests	(52)	—
Revenue	—	55,596
Profit/(loss)	(1)	122
Profit/loss allocated to non‑controlling interests	(0)	122

Notes to the consolidated financial statements as of December 31, 2021 and 2020 and for the three years ended December 31, 2021, 2020 and 2019

24 Commitments

Future payments for non-cancellable leases

The Group has various lease contracts in relation to the expansion of the Rostock headquarters and leasing of the Frankfurt laboratory, Berlin Airport, Düsseldorf Airport, Frankfurt Airport and additional laboratory space in Hamburg. The future lease payments and utilities for these non-cancellable lease contracts are EUR 107k within one year, EUR 2,370k within five years and EUR 4,219k thereafter (2020: EUR 283k within one year, EUR 1,686k within five years and EUR 4,855k thereafter).

The Group has various non-cancellable lease contracts of office equipment and storage spaces which had a lease term of less than 12 months or were related to leases of low-value assets, and therefore the short-term lease recognition exemption was applied to these contracts. The future lease payments for these non-cancellable lease contracts are EUR 44k within one year (2020: EUR 33k) and EUR 49k within five years (2020: EUR 9k).

Future payment obligations

During 2021, the Group concluded agreements with suppliers, for goods and services to be provided in 2022 with a total payment obligation of EUR 6,620k (2020: EUR 4,669k).

25 Related parties

Transaction with shareholders

In July 2020, we completed a follow-on public offering of 3,500,000 common shares of the Company (the “Follow-on Equity Offering”), consisting of 2,000,000 common shares offered by the Company and 1,500,000 common shares offered by selling shareholders at a price to the public of $14.00 per common share (i.e., EUR 12.71 per share). Aggregate offering proceeds, net of underwriting discounts, commissions and transaction costs, to the Company were EUR 22 million. We are not aware of any ordinary shares which were issued by the Company and sold in this transaction to related parties.

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

During 2020, the Company entered into a service contract with the former CEO, a major shareholder, to serve as an advisor during the transition period after his departure from the Company until December 31, 2020. For the year ended December 31, 2020, fees totaling EUR 11k were charged to profit or loss related to these services and the Group had payables of EUR 12k outstanding as of December 31, 2020. In 2021, no further service agreement have been entered into.

Remuneration of management in key positions

Key management have been defined as the members of the management board and the Company’s other key executive officers.

in EUR k	2021	2020	2019
Short‑term employee benefits	4,098	4,273	3,313
Post‑employment pension and medical benefits	23	23	10
Termination benefits	235	565	—
Share‑based payment transactions	822	1,822	3,395
Total compensation to key management	5,178	6,683	6,718

Notes to the consolidated financial statements as of December 31, 2021 and 2020 and for the three years ended December 31, 2021, 2020 and 2019

Due to the departure of the former CEO Arndt Rolfs in 2020, share-based payments include additional share-based expenses of EUR 776k for the accelerated vesting of outstanding equity awards and termination benefits include the severance payout of EUR 565k. As of December 31, 2020, the Group had amounts of EUR 1,325k (2019: EUR 769k) accrued for key management compensation. (See “Note 27 – Subsequent Developments” of our consolidated financial statements as of and for the year ended December 31, 2021.)

There are no pension commitments for members of the management board.

During 2021, 15,000 share options and 142,764 RSUs were granted under the 2019 Plan to key management personnel which are recognized as share-based payment expenses in profit and loss (see notes 20(vi)).

As of December 31, 2021, the Group has receivables of EUR Nil (2020: EUR 561k) recognized related to the exercise of options by key management personnel, including the former CEO Arndt Rolfs in 2000 who was a member of key management during the periods.

Remuneration of members of the Supervisory Board

The supervisory board received remuneration for its activities of EUR 688k in the reporting year (2020: EUR 603k; 2019: EUR 499k). In addition, as disclosed in note 20, certain members of the supervisory board received share-based awards under the 2019 Plan. For the year ended December 31, 2021, share-based payment expenses of EUR 2,564k (2020: EUR 2172k, 2019: EUR 704k) related to these awards were charged to profit and loss.

Transactions with members of management in key positions and other related parties

The Company purchased supplies used for COVID-19 testing from an entity related to a member of the supervisory board that joined the board in 2021. Expenses totaling EUR 5 thousand were charged to profit and loss related to the period of service of the board member.

For the year ended December 31, 2021, revenues totaling EUR 14 thousand were recognized in profit and loss in relation performance of COVID-19 testing services for entities related to members of the supervisory board.

For the year ended December 31, 2021, fees totaling EUR nil (2020: EUR nil; 2019: EUR 152k) were charged to profit or loss in relation to consulting services provided by a member of the supervisory board.

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

As of December 31, 2020, the amount in dispute was EUR 1.3 million. The matter was assigned to a new judge, due to the illness of the prior judge, and the decision to appoint the recommended expert witness is still pending. Since then, several potential experts were approached by the court but eventually declined to prepare an expert witness report due to the possibility of bias.

Notes to the consolidated financial statements as of December 31, 2021 and 2020 and for the three years ended December 31, 2021, 2020 and 2019

The Company intends to continue to rigorously defend its position and considers that it is not probable the legal claim towards the Company will be successful and as a result has not recognized a provision for this claim as of December 31, 2021. In addition, in case a settlement would be required, the Company believes that the corresponding liability will be fully covered by the respective existing insurance policies.

On August 7, 2021, our partnering laboratory physician and a key executive officer of ours, Prof. Dr. Peter Bauer was informed in writing by the Public Prosecutor's Office in Fulda that a criminal investigation had been initiated against him regarding allegedly falsely billing statements submitted to the Association of Statutory Health Insurance Physicians in Hessen (Kassenärztliche Vereinigung Hessen). The aggregate amount in question was EUR 42,268.50. The investigation and claims were subsequently dropped in January 2022.

Certain of our original shareholders agreed to reimburse us for the payments that we make to option holders under the 2016 Plan. Upon completion of the Follow-on Equity Offering, the relevant payables to the holders of vested options were settled mainly by the proceeds received from such original shareholders from the sale of their shares in the Follow-on Equity Offering. We have received a demand from one such original shareholder that alleges that it should have paid less to us in connection with the settlement of such payables. While we continue to believe that such demand has little chance of being successfully enforced through legal proceedings, we see the benefit of settling this pending issue. We have therefore agreed to a settlement agreement with the relevant shareholders pursuant to which we will make a one-time-payment in the total amount of EUR 550,000 to be divided up between such shareholders. On November 22, 2021, we signed a settlement agreement with the relevant shareholders.

27 Subsequent Events

On January 31, 2022, pursuant to a securities purchase agreement and a warrant agreement, each signed with certain investors, the Group received EUR 15.0 million in exchange for the issuance of an aggregate of 4,479,088 common shares at a price per share of USD 3.73 (EUR 3.35) and warrants initially exercisable for the purchase of up to an aggregate of 1,343,727 additional common shares at an initial exercise price per common share of USD 7.72. The warrants are exercisable immediately as of the date of issuance and will expire on December 31, 2026. Based on the fair value per share at the issuance date, the Group expects to recognize USD 3.2 million (EUR 2.8 million) under equity in the first quarter of the financial year 2022.

In addition on January 31, 2022, the Company and certain of its subsidiaries entered into the Loan Facility, providing for debt financing agreement in the total amount of up to USD 45.0 million (EUR 40.2 million). Under the terms the Loan Facility, the Group drew down USD 25.0 million (EUR 22.3 million) on January 31, 2022 and will have access to a second tranche of USD 20.0 million (EUR 17.9 million) upon achievement, prior to July 31, 2023, of product revenue from our diagnostics and pharmaceutical services segments of at least USD 50.0 million (EUR 44.7 million) calculated on a trailing twelve month basis as of the last day of any fiscal month. As security for the Borrowers’s obligations under the Loan Facility, the Borrowers granted the lenders thereunder a first priority security interest on all of each Borrowers’ assets. Refer to note 2.2 Going concern for further details of the Loan Facility.

On February 1, 2022, the Group announced the resignation of Dr. Andrin Oswald as CEO, effective immediately, due to his prolonged medical leave. According to his separation agreement, all unvested RSUs held by Mr. Oswald under the Company’s LTIP will continue to vest in accordance with their terms through the date of his termination on April 30, 2022, however; the number of RSUs shall not exceed 62,284 RSUs. As a result, unvested RSUs granted to Mr. Oswald shall be forfeited as of January 31, 2022 when Mr. Oswald stopped rendering services for the Group. Total RSUs in the amount of EUR 1,358k that was recognized in the financial statements in the previous periods will be derecognized in 2022 financial year and additional RSUs in the amount of EUR 201k will be recognized in 2022 financial statements to match 62,284 RSUs granted to Mr. Oswald.

On February 1, 2022, Kim Stratton was appointed as the new CEO (the “New CEO”). The New CEO and the Company entered into an award agreement pursuant to which the New CEO will receive certain RSUs, which have no exercise price. According to the agreement, the RSUs are awarded in two forms as  174,394   initial performance RSUs subject to time-vesting and performance vesting and 166,667 initial time-vested RSUs subject to only time-vesting. Both awards vest in four equal installments after the grant date and have a grant date of February 1, 2022 and expiration date of February 1, 2032. However; initial performance RSUs that have not performance-vested by January 1, 2024 expire on January 2, 2024.

Notes to the consolidated financial statements as of December 31, 2021 and 2020 and for the three years ended December 31, 2021, 2020 and 2019

On February 7, 2022, the Company announced the resignation of René Just as CFO effective March 31, 2022. According to the separation agreement signed on the same date, all vested RSUs held by the Mr. Just as of March 31, 2022 that have not yet been exercised and settled must be exercised and settled in accordance with their terms within six months following this date and, if such RSUs are not exercised and settled within such period, they will be cancelled automatically upon the expiry of such six-month period without compensation for the loss of such RSUs. All unvested RSUs as of March 31, 2022 will be cancelled automatically without compensation for the loss of such RSUs.

On February 7, 2022, Jose Miguel Coego Rios was appointed as Executive Vice President of Finance & Legal and Interim CFO (“Interim CFO”). The Interim CFO was awarded 30,995 RSUs vesting in four equal tranches from January 1 following the grant date of February 2, 2022. The award is not subject to any performance criteria and vested tranches may be exercised at the option of the Interim CFO and will be settled in shares.

In February 2022, a number of countries (including the United States, United Kingdom and the European Union) imposed sanctions against certain individuals and entities in Russia and Belarus as a result of the recognition of the so-called Donetsk People and the so-called Republic and Luhansk People Republic by the Russian Federation. Announcements of potential additional sanctions have been made following the war initiated by Russia against Ukraine on February 24, 2022.

Due to the war in Ukraine, there has been a significant increase in volatility on the securities and currency markets. It is expected that these events may affect the activities of Russian enterprises in various sectors of the economy. Although neither Centogene’s operations, performance nor going concern basis has been significantly affected by the conflict, the impact of the conflict and its broader economic implications, such as higher costs of consumer goods, cannot be reliably quantified at this point in time. Therefore, at the date of this report, the Management Board regards these events as non-adjusting events after the reporting period.

These consolidated financial statements were approved by management on March 31, 2022.