Form 20-F
period 2022-12-31
Centogene N.V.
filed 2023-05-16
CIK 1757097

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐        REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES
EXCHANGE ACT OF 1934

OR

☒        ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934
For the fiscal year ended December 31, 2022

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

The number of outstanding common shares as of December 31, 2022 was:

Title of each class	Number of Shares Outstanding as of December 31, 2022
Common shares, par value of €0.12 per share	27,595,835

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

Yes ☐                     No ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.

Yes ☐                     No ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).

Yes ☐                     No ☐

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

In this Annual Report, unless otherwise indicated, some euro amounts as of December 31, 2022, have been translated into U.S. dollars at the official exchange rate quoted by the European Central Bank. For information on the exchange rate used for the Group’s consolidated financial statements as of December 31, 2022, and 2021 and for the three years ended December 31, 2022, 2021 and 2020, included in this Annual Report, please see “Note 5(a)—Foreign currency and currency translations” to such financial statements.

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

•

failure to meet covenants in our debt agreements could result in acceleration of our payment obligations, limit our operating and financial flexibility and in an event of default, result in losses to the assets securing our debt obligations;

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

●	economic, political or social conditions and the effects of these conditions on our pharmaceutical partners’ and diagnostics clients’ businesses and levels of business activity;
•	the effects of pandemics, epidemics, disease outbreaks and other public health crises, such as the COVID-19 pandemic on our business and results of operations;
•	our expectations for our products and solutions achieving commercial market acceptance, and our ability to keep pace with the rapidly evolving industry in which we operate;
•	our assumptions regarding market size in the rare disease industry and our growth potential;
•	our pharmaceutical partners’ and clients’ need for rare disease information products and solutions and any perceived advantage of our products over those of our competitors;
•

our ability to manage our international expansion, including our exposure to new and complex business, regulatory, political, operational, financial, and economic risks, and numerous and conflicting legal and regulatory requirements;

•	our continued reliance on our senior management team and other qualified personnel and our ability to retain such personnel;
•	our ability to obtain, maintain, protect and enforce sufficient patent and other intellectual property protection for any products or solutions we develop and for our technology;
•	the ongoing protection of our trade secrets, know-how, and other confidential and proprietary information;
•	our ability to remediate our material weaknesses in internal control over financial reporting;
•	general economic, political, demographic and business conditions in North America, the Middle East, Europe and other regions in which we operate;
•	changes in government and industry regulation and tax matters;
•	other factors that may affect our financial condition, liquidity and results of operations;
•	our ability to comply in the future with all of Nasdaq continued listing standards and rules governing the diversity of our board of directors; and
•	other risk factors discussed under “Item 3. Key Information—D. Risk Factors.”

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

As a result, it may not be possible for investors to effect service of process within the United States upon us or our directors and executive officers or to enforce against them or us in United States courts, including judgments predicated upon the civil liability provisions of the federal securities laws of the United States. In addition, it is not clear whether a Dutch court would impose civil liability on us or any of our directors and executive officers in an original action based solely upon the federal securities laws of the United States brought in a court of competent jurisdiction in the Netherlands.

As of the date of this Annual Report, there is no treaty in effect between the United States and the Netherlands providing for the reciprocal recognition and enforcement of judgments, other than arbitration awards, in civil and commercial matters. It is noted that, on the date of this Annual Report, the Hague Convention on Choice of Court Agreements of June 30, 2005 has entered into force for the Netherlands, but has not entered into force for the United States. The Hague Convention of July 2, 2019 on the Recognition and Enforcement of Foreign Judgments in Civil or Commercial Matters has not entered into force for either the Netherlands or the United States. Accordingly, a judgment rendered by a court in the United States, whether or not predicated solely upon U.S. securities laws, would not automatically be recognized and enforced by the competent Dutch courts. However, if a person has obtained a judgment rendered by a court in the United States that is enforceable under the laws of the United States and files a claim with the competent Dutch court, the Dutch court will in principle give binding effect to such judgment if (i) the jurisdiction of the U.S. court was based on a ground of jurisdiction that is generally acceptable according to international standards, (ii) the judgment by the U.S. court was rendered in legal proceedings that comply with the Dutch standards of proper administration of justice including sufficient safeguards (behoorlijke rechtspleging), (iii) binding effect of such U.S. judgment is not contrary to Dutch public order (openbare orde) and (iv) the judgment by the U.S. court is not incompatible with a decision rendered between the same parties by a Dutch court, or with a previous decision rendered between the same parties by a foreign court in a dispute that concerns the same subject and is based on the same cause, provided that the previous decision qualifies for recognition in the Netherlands. Even if such a U.S. judgment is given binding effect, a claim based thereon may, however, still be rejected if the U.S. judgment is not or no longer formally enforceable. Dutch courts may deny the recognition and enforcement of punitive damages or other awards. Moreover, a Dutch court may reduce the number of damages granted by a U.S. court and recognize damages only to the extent that they are necessary to compensate actual losses or damages. Enforcement and recognition of judgments of U.S. courts in the Netherlands are solely governed by the provisions of the Dutch Code of Civil Procedure (Wetboek van Burgerlijke Rechtsvordering).

Based on the lack of a treaty as described above, U.S. investors may not be able to enforce against us or our directors, representatives or certain experts named herein who are residents of the Netherlands or countries other than the United States any judgments obtained in U.S. courts in civil and commercial matters, including judgments under the U.S. federal securities laws.

The United States and Germany currently do not have a treaty providing for the reciprocal recognition and enforcement of judgments, in civil and commercial matters. Consequently, a final judgment for payment or declaratory judgments given by a court in the United States, whether or not predicated solely upon U.S. securities laws, would not automatically be recognized or enforceable in Germany. German courts may deny the recognition and enforcement of a judgment rendered by a U.S. court if they consider the U.S. court not to be competent or the decision to be in violation of German public policy principles. For example, judgments awarding punitive damages are generally not enforceable in Germany. A German court may reduce the number of damages granted by a U.S. court and recognize damages only to the extent that they are necessary to compensate actual losses or damages.

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

A.[Reserved]

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

Some of these risks include:

Certain Factors Relating to Our Business and Strategy

●	Our strategic restructuring initiative may not achieve intended benefits and the related restructuring cost could have a material adverse effect on our business and results of operations.
●	We may fail to generate sufficient revenue from our relationships with our clients or pharmaceutical partners to achieve and maintain profitability.
●	Many events beyond our control, including geopolitical events, may adversely affect our business.
●	We may fail to maintain our current relationships with pharmaceutical companies or enter into new relationships on a similar scale.
●	Difficulty in successfully identifying patients for our pharmaceutical partners due to relatively small patient populations for rare diseases.
●	We may fail to generate sufficient volumes of data from our diagnostic tests for inclusion in our data repository.
●	Volatile, negative or uncertain economic, political or social conditions and the effects of these conditions on our pharmaceutical partners’ and diagnostics clients’ businesses and levels of business activity.
●	We derive a large proportion of our revenues and equipment from agreements with a limited number of pharmaceutical partners and suppliers, respectively.
●	Restrictions or delays in the receipt of patient samples to our laboratories for diagnostic testing.
●	Substantial product liability or professional liability claims that could exceed our resources.
●	Challenges to patient consent validity could impede our rare disease information development efforts.
●	Interruption of access or damage to our highly specialized laboratory facilities, storage facilities or equipment.
●	Pandemics, epidemics, disease outbreaks and other public health crises, such as the COVID-19 pandemic, have disrupted our business and operations, and future outbreaks or reemergence of the COVID-19 pandemic could materially adversely impact our business, financial condition, liquidity, and results of operations.
●	Failure in our information technology systems.
●	We rely on a limited number of suppliers, or, in some cases, a sole supplier, for some of our laboratory equipment and may not be able to find replacements or immediately transition to alternative suppliers.
●	Inability to attract and retain new talent, including members of our senior management team.
●	New and complex business, regulatory, political, operational, financial, and economic risks as a result of international business expansion.
●	Unanticipated difficulties involved in the implementation of partnership agreements with our pharmaceutical partners.
●	Failure to achieve or maintain sales of our products and solutions.
●	Failure to manage our future growth effectively, which could make it difficult to execute our business strategy.
●	Inability to successfully commercialize new products or solutions on a timely basis or at all.
●	Failure to expand our direct sales and marketing force to adequately address our pharmaceutical partners’ and clients’ needs.
●	The knowledge and interpretation-based solutions we provide to our pharmaceutical partners may not achieve significant commercial market acceptance.
●	Failure to keep pace with the rapidly evolving industry in which we operate.
●	We may fail to successfully respond to increasing demand for our products and solutions.
●	Failure to obtain favorable pricing for our products and to meet our profitability expectations.
●	Ethical, legal and social concerns related to the use of genomic information could reduce demand for our genetic rare disease knowledge and interpretation-based products and solutions.
●	Our resource allocation decisions may lead us to focus on research and development programs that are not commercially viable, and as a result we may be unable to recover the costs incurred under these efforts.
●	Failure to compete successfully with competitors, including new entrants in the market.

●	If our pharmaceutical partners experience any of a number of possible unforeseen events in connection with their clinical trials, our ability to commercialize future solutions or improvements to existing solutions could be delayed or prevented.
●	Our employees, principal investigators, consultants, and commercial partners may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements, insider trading, misappropriation of trade secrets and wrongful use or disclosure of confidential information.
●	We may lose the support of key thought leaders and fail to establish our products and solutions as a standard of care for patients with rare and neurodegenerative diseases.
●	Security breaches, loss of data, and other disruptions could compromise sensitive information related to our business or prevent us from accessing critical information and expose us to liability, which could adversely affect our business and our reputation.
●	We are subject to significant foreign currency exchange controls in certain countries in which we operate.
●	We may acquire assets or other businesses that could negatively affect our operating results, dilute our shareholders’ ownership, or increase our debt.
●	We may enter into joint ventures with third parties, which may subject us to various risks, including limited decision-making authority, reliance on our joint venture partners’ financial condition and the risk of disputes with our joint venture partners, which could adversely affect us.
●	Regulatory risks including as a result of conflicting requirements, regulatory changes in the way that the FDA and the European Union regulate laboratory developed tests, non-compliance with FDA and EMA regulatory requirements and with evolving European and other data privacy laws, violations of worldwide anti bribery laws, transactions involving Iran or other sanctioned countries, and our inability to obtain timely regulatory approvals or adhere to regulations regarding our products and solutions.
●	We may fail to achieve coverage or adequate reimbursement for our products and solutions by commercial third-party payors or government payors.
●	Inspections, reviews, audits and investigations under federal and state government programs and contracts and health insurance providers regarding our billing practices.

Intellectual Property Risks Related to Our Business

●	Inability to obtain and maintain patent and other intellectual property protection for any products or solutions we develop and for our technology, allowing our competitors to develop and commercialize products and solutions similar or identical to ours.
●	Additional intellectual property risks, including our inability to protect the confidentiality of our trade secrets, know how, and other confidential and proprietary information, the unenforceability of our patents and intellectual property rights, third party claims of intellectual property infringement or commercial rights to inventions we develop, non-compliance with patent agency requirement and dependence on licenses granted to us by others.

Risks Relating to Our Financial Condition and Capital Requirements

●	We have a history of losses, and we may incur losses in the future.
●	We will require additional funding, which may not be available to us in the desired amount, at the desired time or on acceptable terms, or at all.
●	Failure to obtain additional capital to fund, develop and expand our operations.
●	We may fail to meet covenants in our debt agreements, which could result in acceleration of our payment obligations under our debt agreements, limit our operating and financial flexibility and in an event of default, result in losses to the assets securing our debt obligations.
●	Increasing our financial leverage could affect our operations, profitability, and ability to raise additional capital.
●	We may be required to refund grants and subsidies and may fail to meet covenants under loan facilities.
●	Our results of operations could be materially adversely affected by fluctuations in foreign currency exchange rates.
●	We have identified three material weaknesses in our internal control over financial reporting and may identify additional material weaknesses in the future that may cause us to fail to meet our reporting obligations or result in material misstatements of our financial statements. If we fail to remediate our material weaknesses or establish and maintain an effective system of internal control over financial reporting, we may not be able to report our financial results accurately or to prevent fraud, and such failure could cause investors to lose confidence in our reported financial and other public information and have a negative effect on the trading price of our common shares.

Certain Factors Relating to Our Common Shares

●	Risks relating to our common shares, including fluctuations in our share price, risk of dilution upon future issuances, multi-jurisdictional tax consequences, impacts of our Dutch public company status (including differing shareholder rights), risks resulting from our emerging growth company and foreign private issuer status, our non-payment of dividends and our broad discretion in the use of our cash on hand.
●	We may in the future not comply with all of Nasdaq’s continued listing standards and our common shares could be delisted.
●	Failure to comply with Nasdaq’s rules governing the diversity of our board of directors.
●	Although we do not believe that we were a “passive foreign investment company,” or a PFIC, for U.S. federal income tax purposes for 2022, there is a significant risk that we may be a PFIC for 2023 or one or more future taxable years. If we are a PFIC for any taxable year, U.S. shareholders may be subject to adverse U.S. federal income tax consequences.

Additional factors discussed below could affect our business, prospects, financial condition, and results of operations. You should carefully consider the following risks and uncertainties and all the other information in this Annual Report before making any investment decision. Our business, financial condition or results of operations could be materially and adversely affected if any of these risks occurs, and as a result, the market price of our common shares could decline, and you could lose all or part of your investment. The risks described below are those that we currently believe may materially affect us. We may face additional risks and uncertainties not currently known to us or that we currently deem to be immaterial.

Certain Factors Relating to Our Business and Strategy

Our strategic restructuring initiative may not achieve intended benefits and the related restructuring cost could have a material adverse effect on our business and results of operations.

In November 2021, our management board and supervisory board approved a restructuring plan to further reduce operating costs and improve profitability. The estimated total restructuring charges, which consist of personnel costs and one-time severance charges, was approximately €640 thousand during 2021 and 2022. In March 2022, the plan finalized and the amount of the incurred costs was approximately €740 thousand. In addition, on February 1, 2022, we announced the resignation of Dr. Andrin Oswald as CEO due to prolonged medical leave of absence and the appointment of Kim Stratton as CEO.

We are pursuing a number of additional restructuring initiatives that could extend our cash runway until our operating cash flows reach break-even. In addition to measures intended to reduce our operating expenditure, we are in active discussions with various counterparties regarding new private equity financing and/or additional debt (which may be convertible debt) financing.

The process to undertake these restructuring initiatives could take more time and be more costly than anticipated, and we may not be able to obtain the anticipated operational improvements within the contemplated timing or at all. The restructuring initiatives could also place substantial demands on our management, which could lead to the diversion of management’s attention from other business priorities. Further, the restructuring may yield unintended consequences such as attrition beyond our targeted workforce reduction. The Company’s success is dependent on the skills of our key personnel. Our restructuring plan involving workforce reduction may lead to an unintended loss of experienced employees or know-how. The loss of any member of our key personnel and actual or threatened work slowdowns or stoppages could lead to operational delays or cost increases. In addition, if we reduce or eliminate some or all of our research and development programs, this could cause significant delays in our preclinical, clinical and regulatory efforts, which could adversely affect our business prospects. If these incidents occur or if we are unable to attract, retain and maintain productive relations with our employees and key professionals, we might fail to deliver under existing commitments to third parties, which could harm our business and negatively affect our operating results and financial condition.

We may fail to generate sufficient revenue from our relationships with our clients or pharmaceutical partners to achieve and maintain profitability.

We believe our commercial success is dependent upon our ability to successfully market and sell our products and solutions to clients and pharmaceutical partners, to continue to sell our suite of diagnostic tests, to continue to expand our current relationships and to develop new relationships with pharmaceutical partners. The demand for our existing services may decrease or may not continue at historical rates for several reasons, including, among others, the development by competitors of new products or solutions that we are not able to commercialize, and increased competition from companies that offer similar products and solutions. In addition to reducing our revenue, if our pharmaceutical partners or clients decide to decrease or discontinue their partnerships or relationships with us, and their use of our knowledge and interpretation-based solutions, this may reduce our access to research and patient data that facilitates the incorporation of new information about rare or neurodegenerative diseases into our data repository. Our business model and strategy depend on the continued input of new data into our repository, and any such reduction in access to research and patient data could affect our ability to offer the same quality and scope of solutions to our pharmaceutical partners and other clients, which could adversely affect our business, prospects, financial condition, and results of operations. We are currently not profitable. Even if we succeed in increasing adoption of our existing solutions by pharmaceutical partners or tests by our clients or pharmaceutical partners, we may fail to generate sufficient revenue to achieve and maintain profitability.

Many events beyond our control, including geopolitical events, may adversely affect our business.

Many events beyond our control can adversely affect the healthcare industry, with a corresponding negative impact on our business and results of operations. Our operations and those of our third-party suppliers and collaborators could be subject to power shortages, telecommunications failures, water shortages, floods, hurricanes, earthquakes or other extreme weather conditions, medical epidemics, labor disputes, war, or other business interruptions. Although we have limited business interruption insurance policies in place, any interruption could come with high costs for us, as salaries and loan payments would usually continue. Moreover, any interruption could seriously harm our ability to timely proceed with our diagnostics, pharmaceutical collaborations, and research activities.

For example, the ongoing conflict between Russia and Ukraine has significantly disrupted supply chains and international trade. Following Russia’s invasion of Ukraine in February 2022, the United States, the United Kingdom, the European Union and other countries and supra-national entities have imposed comprehensive economic sanctions against Russia. The effects of the ongoing conflict between Russia and Ukraine on the Russian and global economy remains uncertain. However, they have resulted in significant volatility in financial markets, as well as an increase in energy and commodity prices globally.

While our business and operations are currently not significantly impacted, it is not possible to predict the broader or longer-term consequences of the Russia-Ukraine conflict. If the armed conflict involving Russia and Ukraine were to spread to other countries in Europe, we may incur significant costs associated with assisting our employees with relocating to neighboring countries or providing other forms of aid. We may also lose clients or experience other disruptions of our business activities in the impacted regions.

Other consequences of the Russia-Ukraine conflict could include further sanctions, embargoes, regional instability, geopolitical shifts and adverse effects on macroeconomic conditions, security conditions, currency exchange rates and financial markets. Such geopolitical instability and uncertainty could have a negative impact on our ability to conduct ongoing and future Diagnostics activities, Pharmaceutical collaborations, and research programs in certain regions. This could be due to trade restrictions, embargoes and export control law restrictions, and logistics restrictions, which could increase the costs, risks and adverse impacts from supply chain and logistics challenges. There can be no assurance that the Russia-Ukraine conflict, including any resulting sanctions, export controls or other restrictive actions, will not have a material adverse impact on our future operations and results.

In addition, increases in inflation may have an adverse effect on our business. Current and future inflationary effects may be driven by, among other things, supply chain disruptions and governmental stimulus or fiscal policies as well as the ongoing military conflict between Russia and Ukraine. Continuing increases in inflation could impact the overall demand for our products, our costs for labor, material and services, and the margins we are able to realize on our products and services, all of which could have an adverse impact on our business, financial position, results of operations and cash flows.

We may fail to maintain our current relationships with pharmaceutical companies, or enter into new relationships on a similar scale.

Our success in the future depends in part on our ability to maintain relationships and to enter into new relationships with pharmaceutical partners. Partnerships are complex and time-consuming to negotiate and document. Whether we reach a definitive agreement for a partnership will depend on a number of factors, including, among other things, upon our partners’ assessment of our industry knowledge, data repository, logistical resources and expertise, the terms and conditions of the proposed partnership, and our partners’ evaluation of the potential value added from our rare and neurodegenerative disease knowledge and insights. If we are unable to do so, we may have to curtail our research on a particular rare or neurodegenerative disease or increase our expenditures and undertake research and development activities at our own expense. Further, there have been a significant number of recent business combinations among large pharmaceutical companies that have resulted in a reduced number of potential future partners.

Our ability to maintain our current relationships with our pharmaceutical partners, or enter into new relationships, can be difficult due to several factors, including that:

●	our products and solutions are focused towards facilitating the development of rare disease treatments which limits our market to pharmaceutical partners active in the rare and neurodegenerative disease space;
●	orphan drug development is complex, expensive and time-consuming due to limited identified patient populations and limited industry knowledge of rare diseases;
●	our pharmaceutical partners may decide to decrease or discontinue their use of our rare and neurodegenerative disease information platform due to circumstances outside of our control, including changes in their research and development plans, whether they can obtain positive data or regulatory approval in clinical trials or successfully commercialize a treatment, changes in the regulatory environment, or utilization of internal testing resources or genetic or other tests performed by other parties, among others;
●	internal and external constraints may be placed on potential pharmaceutical partners that can limit the number and type of relationships with companies like us they can consider and consummate; and
●	our pharmaceutical partners may be dissatisfied with our products or solutions or that we may fail to deliver expected benefits from our products or solutions.

Additionally, some of our pharmaceutical partners have contracted with us to provide testing for large numbers of samples or to focus our research on a particular rare or neurodegenerative disease, which could restrict our ability to perform tests for other clients or pharmaceutical partners or limit our ability to expand our data repository outside of a specified patient population or rare disease. If we fail to maintain our current relationships with our pharmaceutical partners, or enter into new partnerships, our business could suffer.

Because the identified patient populations for rare diseases are relatively small, it may be difficult to successfully identify patients for our pharmaceutical partners.

Our inability to identify a sufficient number of patients for our partners’ clinical trials could result in significant delays and could require our partners to abandon one or more clinical trials altogether. Enrollment delays in our partners’ clinical trials may result in increased development costs for our partners’ drug candidates, which would cause the value of the solutions which we offer to our pharmaceutical partners to decline. If we are unable to identify patients with a specified driver of disease or applicable genomic alteration, this could compromise our ability to add value to our partners’ clinical trials by accelerating clinical development and regulatory timelines. In addition, our projections of both the number of people who have these diseases, as well as the subset of people with these diseases who have the potential to benefit from treatment with our partners’ existing treatments or drug candidates, are based on our internal estimates derived from data in our repository. These estimates may prove to be incorrect, and new studies may reduce the estimated incidence or prevalence of these diseases. The number of patients in the United States, European Union and elsewhere may turn out to be lower than expected, may not be otherwise amenable to treatment with our partners’ drug candidates or may be difficult to identify and access, all of which would adversely affect our business, prospects and ability to achieve or sustain profitability.

We may fail to generate sufficient volumes of data from our diagnostic tests for inclusion in our data repository.

Our business model assumes that we will be able to continue to generate significant diagnostic test volume to maintain the generation of data that feeds into our data repository, which is necessary for the development of new products and solutions for our pharmaceutical partners and clients. We may not succeed in continuing to drive clinical adoption of our tests to achieve sufficient volumes. Inasmuch as detailed genetic or other data from our tests have only recently become available at relatively affordable prices, the pace and degree of clinical acceptance of the utility of such testing is uncertain. Specifically, it is uncertain how much genetic or other data will be accepted as necessary or useful, as well as how detailed that data should be, particularly since medical practitioners may have become accustomed to genetic or other testing that is specific to one or a few genes. To generate demand for our tests, we will need to continue to make our diagnostics clients, as well as physicians and key opinion leaders, aware of the benefits of our tests, including the price, the breadth of our testing options, and the benefits of having additional genetic or other data available from which to make treatment decisions. In addition, physicians in other areas of medicine may not adopt genetic or other testing for certain rare diseases as readily as it has been adopted for some more well-known rare diseases and our efforts to sell our tests to physicians outside of a set number of rare diseases may not be successful. A lack of or delay in increased clinical acceptance of our diagnostic tests would negatively impact sales and market acceptance of our tests and limit our ability to expand on the scope and quality of knowledge and interpretation-based solutions offered to our pharmaceutical partners, which could in turn impact our revenue growth and potential profitability.

In addition, genetic or other testing is still relatively expensive, and many potential pharmaceutical partners and clients may be sensitive to pricing concerns. Potential pharmaceutical partners or clients may not adopt our tests if adequate reimbursement is unavailable, or if we are not able to maintain low prices in the future relative to our competitors. If we are not able to generate demand for our tests at sufficient volumes, or if it takes significantly more time to generate this demand than we anticipate, our business, prospects, financial condition, and results of operations could be materially harmed.

We may be adversely affected by volatile, negative or uncertain economic, political or social conditions and the effects of these conditions on our pharmaceutical partners’ and diagnostics clients’ businesses and levels of business activity.

Global economic conditions affect our pharmaceutical partners’ and diagnostic clients’ businesses and the markets they serve, and volatile, negative or uncertain economic conditions may have an adverse effect on our revenue growth and profitability. Volatile, negative or uncertain economic conditions in our significant markets, in particular in our North America, Middle East or European regions, where we generated 42.0% and 13.2%, respectively, of our total revenues for the year ended December 31, 2022, could undermine business confidence, both in those markets and other markets, and cause our pharmaceutical partners or clients to reduce or defer their spending on new technologies or initiatives or terminate existing contracts, which would negatively affect our business. Growth in the markets we serve could be at a slow rate, or could stagnate, for an extended period of time. Differing economic conditions and patterns of economic growth and contraction in the geographical regions in which we operate and the industries we serve may affect demand for our products and solutions. Weakening in these markets as a result of high government deficits, credit downgrades or otherwise could have a material adverse effect on our results of operations. Ongoing economic volatility and uncertainty affects our business in a number of other ways, including making it more difficult to accurately forecast partner demand beyond the short term and effectively build our revenue and resource plans, particularly given the iterative nature of the negotiation of new contracts with our pharmaceutical partners. This could result, for example, in us not having the level of appropriate personnel where they are needed and could have a significant negative impact on our results of operations.

In addition, global capital markets have continued to display increased volatility in response to global events, including the COVID-19 virus pandemic and the Russian invasion of Ukraine. Future crises may be precipitated by any number of causes, including natural disasters, epidemics, geopolitical instability and war, changes to energy prices or sovereign defaults. Any sudden or rapid destabilization of global economic conditions could negatively impact our ability to obtain new equity or debt financing or make other suitable arrangements to finance our operations. If increased levels of volatility continue or in the event of a rapid destabilization of global economic conditions, including as a result of an escalation of the Russia-Ukraine war, it may result in a material adverse effect on the Company and the trading price of the Company’s common shares could be adversely affected.

Furthermore, increases in inflation may have an adverse effect on our business. Current and future inflationary effects may be driven by, among other things, supply chain disruptions and governmental stimulus or fiscal policies as well as the ongoing military conflict between Russia and Ukraine. Continuing increases in inflation could impact the overall demand for our products, our costs for labor, material and services, and the margins we are able to realize on our products, all of which could have an adverse impact on our business, financial position, results of operations and cash flows.

Moreover, acts of terrorist violence, political unrest, armed regional and international hostilities and responses to these hostilities, natural disasters, global health risks or pandemics or the threat of or perceived potential for these events could have a negative impact on us. These events could adversely affect our pharmaceutical partners’ levels of business activity and precipitate sudden significant changes in regional and global economic conditions and cycles. These events also pose significant risks to our people and to physical facilities and operations around the world, whether the facilities are ours or those of our distributors, pharmaceutical partners or physicians that utilize our diagnostic testing services. By disrupting communications and travel and increasing the difficulty of obtaining and retaining highly skilled and qualified personnel, these events could make it difficult or impossible for us to deliver products and solutions to our clients and pharmaceutical partners. Extended disruptions of electricity, other public utilities or network services at our facilities, as well as system failures at, or security breaches in, our facilities or systems, could also adversely affect our ability to serve our clients and pharmaceutical partners. We might be unable to protect our people, facilities and systems against all such occurrences. We generally do not have insurance for losses and interruptions caused by terrorist attacks, conflicts and wars. If these disruptions prevent us from effectively serving our clients and pharmaceutical partners, our results of operations could be adversely affected.

We derive a large proportion of our revenues from agreements with a limited number of pharmaceutical partners and clients.

We have historically earned a large proportion of our revenue from a limited number of pharmaceutical partners and diagnostic testing clients. In the years ended December 31, 2022 and 2021, our top five pharmaceutical partners, in the aggregate, accounted for 29.8% and 31.2% of our revenues, respectively. The loss of, or material reduction in, revenues from any one of our major pharmaceutical partners or clients could materially reduce our total revenues, harm our reputation in the industry and/or reduce our ability to accurately predict our revenue, net income and cash flow. The loss of, or material reduction, in revenue from any one of our major pharmaceutical partners or clients could also adversely affect our gross profit and utilization as we seek to redeploy resources previously dedicated to that partner. We cannot assure you that revenue from our major pharmaceutical partners or clients will not be significantly reduced in the future. We also may not be able to maintain our relationships with our major pharmaceutical partners or clients on existing or on continued favorable terms and our major pharmaceutical partners or clients may not renew their agreements with us, in which case our business, financial condition and results of operations would be adversely affected.

In particular, during the year ended December 31, 2022, our collaboration with Takeda Pharmaceutical Company Limited, represented 15.5% of our total revenues (2021: 24.8%). We expect that our collaboration with Takeda will continue to account for a material portion of our revenue in 2023. The revenue attributable to Takeda may fluctuate in the future, which could have an adverse effect on our financial condition and results of operations. In addition, changes in the terms of our agreements with Takeda, or a modification or termination of our relationship with Takeda, could result in delays in the receipt of revenue by us, or a temporary or permanent loss of revenue to us. In addition, certain pharmaceutical companies, including those with which we currently have agreements, may choose not to do business with us or may seek out other partners for genetic rare disease information due to our strategic collaboration with Takeda, particularly if they are actual or potential competitors with Takeda. If we are unable to continue to grow our business with other pharmaceutical companies, our business and results of operations would be adversely affected.

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

Our business depends on our ability to receive samples quickly and reliably from physicians. Our proprietary, CE-Marked dried blood spot (DBS) collection kit, CentoCard®, is typically sent from locations worldwide to our laboratory in Rostock, Germany as well as our Cambridge, Massachusetts, United States facility. Disruptions in delivery, whether due to factors beyond our control such as natural disasters, pandemics, terrorist threats, political instability, wars, governmental policies, failures by physicians to properly label or package the samples, failure by postage services, labor disruptions, bad weather or other factors could adversely affect the receipt by us of samples or specimen integrity and could impact our ability to process samples in a timely manner and to provide our services to our clients and pharmaceutical partners. There is a general trend in certain countries, for example in China, Saudi Arabia and certain countries in South America, where policies have been introduced or are under consideration that restrict the processing of genetic or other testing outside the country in which the patient is located. This could disrupt the transportation of samples to our testing facilities in Germany and the United States from such countries and could adversely impact our current business operations or prevent us from expanding into certain new regions.

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

The marketing, sale and use of our products and solutions could lead to the filing of product liability claims if someone were to allege that our products and solutions identified inaccurate or incomplete information regarding the diagnostic information of the disease indication analyzed, reported inaccurate or incomplete information concerning the available treatments for a certain type of rare or neurodegenerative disease or otherwise failed to perform as designed. For example, we have been subject to a claim from a client that our prenatal diagnostic test conducted at their request failed to identify a specific mutation present in a patient. See “Item 4. Information On the Company—B. Business Overview—Legal Proceedings” and “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.” We may also be subject to liability for errors in, a misunderstanding of, or inappropriate reliance upon, the information we provide in the ordinary course of our business activities. A product liability or professional liability claim could result in substantial damages and be costly and time-consuming for us to defend.

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

If the validity of a consent from a patient was challenged, we could be forced to stop using certain data resources, which would impede our rare and neurodegenerative disease information development efforts.

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

To a large extent, we also rely upon our pharmaceutical partners, our clients and, in some cases, third-party laboratories to collect the subjects’ informed consent and comply with applicable local laws and international regulations. Although we maintain policies and procedures designed to monitor the collection of consent by both us and such third parties, we or third parties may not obtain the required consent in a timely manner, or at all. In addition, consent that we have obtained or will obtain may not meet the existing or future standards required by relevant governmental authorities.

The collection of data and samples in many different countries results in complex legal questions regarding the adequacy of consent and the status of genetic material under many different legal systems. In some jurisdictions, samples that contain a person’s DNA might irrevocably qualify as personal data, as in theory such samples can never be completely anonymized. Legitimate interests of the donor might cause a “revival” of his or her personal rights in the future and limit our rights of utilization. The subject’s consent obtained in any particular country could be withdrawn or challenged in the future, and those consents could prove invalid, unlawful, or otherwise inadequate for our purposes. Furthermore, we may face disputes with patients should their data be used in a manner which they did not expect or if the consent was recorded incorrectly or obtained fraudulently. Any findings against us, or our pharmaceutical partners, clients, or distributors, could deny us access to or force us to stop using certain of our clinical data or samples, which would impede our genetic or other information solution development efforts. We could become involved in legal challenges, which could consume our management and financial resources.

If access to our highly specialized laboratory facilities, storage facilities or equipment is interrupted or damaged, our business could be negatively impacted.

Our diagnostic testing products and pharmaceutical solutions are rendered at our laboratory facilities. We currently run most of our core diagnostic testing at our laboratory in Rostock, Germany, and we also commenced operations at our laboratory in Cambridge, Massachusetts, United States in August 2018. If one or more of our laboratories, and particularly our facility in Rostock, become inoperable or some or all of our key equipment ceases to function even for a short period of time, we may be unable to perform our genetic or other tests or develop solutions in a timely manner or at all, which may result in the loss of clients and pharmaceutical partners or harm to our reputation, and we may be unable to regain those clients and pharmaceutical partners or repair our reputation in the future. Our facilities and equipment could be harmed or rendered inoperable by natural or man-made disasters, including war, fire, earthquake, flood, power loss, communications or internet failure or interruption, or terrorism, which may render it difficult or impossible for us to operate our information platforms or equipment for some period of time.

In particular, the biomaterials that are stored in our biobank are located in our Rostock facility. Should the biomaterials that we store there be damaged or destroyed, we would lose part or all our existing biomaterials and as a result we would not be able to retest this material for future research and development uses.

Furthermore, our facilities and the equipment we use to perform our research and development work could be unavailable or costly and time-consuming to repair or replace. It would be difficult, time-consuming, and expensive to rebuild any of our facilities or license or transfer our proprietary technology to a third party, particularly considering the licensure and accreditation requirements and specific equipment needed for laboratories like ours. Even in the unlikely event we are able to find a third party with such qualifications to enable us to perform our genetic or other tests or develop our solutions, we may be unable to negotiate commercially reasonable terms with such third parties. Any interruption of our laboratory operations could harm relationships with our clients and pharmaceutical partners or regulatory authorities, which could adversely affect our ability to generate revenue or maintain compliance with regulatory standards.

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

Pandemics, epidemics, disease outbreaks and other public health crises, such as the COVID-19 pandemic, have disrupted our business and operations, and future outbreaks or reemergence of the COVID-19 pandemic could materially adversely impact our business, financial condition, liquidity and results of operations.

Pandemics, epidemics or disease outbreaks either locally or globally, including the COVID-19 pandemic, have disrupted, and may in the future disrupt, our business, which could materially affect our results of operations, financial condition, liquidity and future expectations. The COVID-19 pandemic adversely affected businesses, economies and financial markets worldwide, placed constraints on the operations of businesses, decreased consumer mobility and activity, and caused significant economic volatility in capital markets. Any such events in the future, including a reemergence of COVID-19, may adversely impact our global operations, particularly as it relates to the United States (from where a significant proportion of our sequencing products are sourced) as well other countries in which we operate and from where we receive tests, may result in the loss of our significant client relationships and result in significant volatility of the trading price of our common shares. We may also be subject to enhanced legal risks, including potential litigation related to any future pandemics. Any new pandemic or other public health crisis, or the reemergence of the COVID-19 pandemic, could have a material impact on our business, financial condition and results of operations going forward.

To the extent any pandemics, epidemics, disease outbreaks and other public health crisis adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described under “—We may face restrictions or delays in the receipt of patient samples to our laboratories for diagnostic testing” and “—We may be adversely affected by volatile, negative or uncertain economic, political or social conditions and the effects of these conditions on our pharmaceutical partners’ and diagnostics clients’ businesses and levels of business activity.”

We depend upon our information technology systems, and any failure of these systems could harm our business.

We depend on information technology and telecommunications systems for significant elements of our operations, including the CENTOGENE Biodatabank, our CentoPortal® client-facing platform, our laboratory information management system, our third-party datacenter solutions, our broadband connections and our client relationship management system. We have installed several enterprise software systems that affect a broad range of business processes and functional areas, including, for example, systems handling human resources, financial controls and reporting, contract management and other infrastructure operations. These information technology systems support a variety of functions, including laboratory operations, test validation, sample tracking, quality control, customer service support, billing and reimbursement, research and development activities, scientific and medical curation, and general administrative activities. In addition, our system is backed up by two offsite data centers that offer a disaster recovery system for our database in separate locations near Frankfurt. Any technical problems that may arise in connection with third-party data center hosting facilities could result in interruptions in our service.

Our information technology systems are vulnerable to damage from a variety of sources, including network failures, malicious human acts, and natural disasters. Our business will also be harmed if our laboratory partners and potential laboratory partners believe our service is unreliable. Moreover, despite network security and back-up measures, some of our servers are potentially vulnerable to physical or electronic break-ins, malicious computer software (malware), and similar disruptive problems. Failures or significant downtime of our information technology systems, or those used by our third-party service providers, could prevent us from conducting our comprehensive genomic analyses, preparing, and providing reports and data to partners and physicians, billing payors, processing reimbursement appeals, handling patient or physician inquiries, conducting research and development activities, and managing the administrative aspects of our business. We may also need to expend significant additional resources to protect against cybersecurity threats or to address actual breaches or to redress problems caused by cybersecurity breaches. Additionally, to the extent that any disruption or security breach results in a loss or damage to our data or applications, or inappropriate disclosure of confidential or proprietary information, we may incur significant liability. Any disruption or loss of information technology or telecommunications systems on which critical aspects of our operations depend could have an adverse effect on our business.

We rely on a limited number of suppliers, or, in some cases, a sole supplier, for some of our laboratory equipment and may not be able to find replacements or immediately transition to alternative suppliers.

We believe that there are only a few equipment manufacturers that are currently capable of supplying and servicing the sequencing equipment necessary for our laboratory operations. For example, we rely on Illumina as a key supplier for certain sequencing equipment used for our processes. We may not be able to obtain acceptable substitute equipment from another supplier on the same basis or at all. Even if we are able to obtain acceptable substitutes from replacement suppliers, their use could require us to significantly alter our laboratory operations. An interruption in our laboratory operations could occur if we encounter delays or difficulties in securing or maintaining the proper function of this laboratory equipment. Any such interruption could negatively impact research and development and launches of new products or solutions, and significantly affect our business, financial condition, results of operations, and reputation.

The loss or transition of any member of our senior management team, or our inability to attract and retain new talent, could adversely affect our business.

Our success depends on the skills, experience, and performance of key members of our senior management team. The individual and collective efforts of these employees will be important as we continue to develop the CENTOGENE Biodatabank and additional products and solutions, and as we expand our commercial activities. The loss or incapacity of existing members of our senior management team could adversely affect our operations if we experience difficulties in hiring qualified successors.

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

Our business strategy incorporates plans for significant expansion in the countries in which we currently operate and internationally. Doing business internationally involves several risks, including:

●	multiple, conflicting, and changing laws and regulations such as data protection laws, privacy regulations, tax laws, export and import restrictions, employment laws, regulatory requirements (including requirements related to patient consent, testing of genetic material and reporting the results of such testing) and other governmental approvals, permits, and licenses, or government delays in issuing such approvals, permits, and licenses;
●	failure to obtain regulatory approvals for the manufacture and sale of our products and use of our products and solutions in various countries;
●	transition and management of our former distribution relationships in various countries;
●	potentially relevant third-party intellectual property rights;
●	difficulties in staffing and managing foreign operations;
●	complexities and difficulties in obtaining, maintaining, protecting and enforcing our intellectual property rights;
●	logistics and regulations associated with preparing, shipping, importing and exporting tissue and blood samples, including infrastructure conditions, transportation delays, and customs;
●	limits in our ability to penetrate new geographical regions due to competition;
●	logistical issues or increases in costs of transporting tests and samples since our diagnostic tests are conducted primarily in Germany;
●	financial risks, such as the impact of local and regional financial crises on demand and payment for our products and solutions, and exposure to foreign currency exchange rate fluctuations;
●	risks associated with operations in countries which have experienced, or are currently experiencing, high rates of inflation which increase our costs, inhibit economic growth and could lead to reduced demand for our products and solutions;
●	natural disasters, political, and economic instability, including wars, terrorism, and political unrest, outbreak of disease, boycotts, curtailment of trade, and other business restrictions; and

●	regulatory and compliance risks that relate to maintaining accurate information and control over sales and distribution activities that may fall within the purview of the United States Foreign Corrupt Practices Act (the “FCPA”) or comparable foreign regulations, including its books and records provisions, or its anti-bribery provisions.

Any of these factors could significantly harm our future international expansion and operations and, consequently, our revenue and results of operations. The difference in regulations under the laws of the countries in which we may expand and the laws of the countries in which we currently operate may be significant and, in order to comply with such new laws, we may have to implement global changes to our products and solutions or business practices. Such changes may result in additional expense to us and either reduce or delay development of our products and solutions, commercialization of our biomarkers and other solutions or expansion of our data repository and biobank. In addition, any failure to comply with applicable legal and regulatory obligations could affect us in a variety of ways that include, but are not limited to, significant criminal, civil and administrative penalties, and restrictions on certain business activities. Also, the failure to comply with applicable legal and regulatory obligations could result in the disruption of our activities in these countries.

Failure to manage these and other risks may have a material adverse effect on our operations in any country and on our business as a whole.

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

Many of these factors will be outside of our control, and any one of them could result in increased costs, decreases in the amount of expected revenues and diversion of management’s time and energy, which could materially impact our business, financial condition, and results of operations. As a result, we cannot assure you that our relationship with any pharmaceutical partner will result in the realization of the anticipated benefits.

If our products and solutions do not perform as expected, we may fail to achieve or maintain sales of our products and solutions.

Our success depends on the market’s confidence that we can provide accurate diagnostic testing products and reliable, high-quality rare and neurodegenerative disease information solutions. Our partnerships with our pharmaceutical partners and clients are typically designed to provide results in respect of a particular disease, and our preliminary assessments or knowledge about such disease may necessarily be limited by the amount of information currently available. As a result, the work we undertake on behalf of our pharmaceutical partners and clients may not yield the results that our pharmaceutical partners and clients expect or anticipate. We believe that our pharmaceutical partners and clients are likely to be particularly sensitive to solution and testing service defects and errors, including if our products or services fail to detect genomic or other alterations with high accuracy from clinical specimens or if we fail to accurately develop a biomarker.

Moreover, we may fail to maintain the accuracy and reproducibility we have demonstrated to date with our genetic or other testing services, particularly for clinical samples, as our test volume increases. The sequencing process yields that we achieve depend on the design and operation of our sequencing process, which uses several complex and sophisticated biochemical, informatics, optical, and mechanical processes, many of which are highly sensitive to external factors. An operational or technological failure in one of these complex processes or fluctuations in external variables may result in sequencing processing yields that are lower than we anticipate or that vary between sequencing runs. In addition, we are regularly evaluating and refining our sequencing process. These refinements may initially result in unanticipated issues that further reduce our sequencing process yields or increase the variability of our sequencing process yields. Errors, including if our products or solutions fail to detect genomic variants with high accuracy, or mistakes, including if we fail to or incompletely or incorrectly identify the significance of gene variants, could have a significant adverse impact on our business.

Hundreds of genes can be implicated in some disorders, and overlapping networks of genes and symptoms can be implicated in multiple conditions. As a result, a substantial amount of judgment is required to interpret testing results for an individual patient and to develop an appropriate patient report. As a result, we may make errors in our interpretation of testing results, which could impair the results of our tests and adversely impact the quality of our overall knowledge base. The failure of our products or solutions to perform as expected would significantly impair our operating results and our reputation. We may also be subject to legal claims arising from, or loss of business as a result of, any defects or errors in our products and solutions.

We may fail to manage our future growth effectively, which could make it difficult to execute our business strategy.

We anticipate growth in our business operations. This future growth could create strain on our organizational, administrative and operational infrastructure, including laboratory operations, quality control, customer service, and sales force management. We may fail to maintain the quality or expected turnaround times of our products and services or satisfy customer demand as it grows. Our ability to manage our growth properly will require us to continue to improve our operational, financial and management controls, as well as our reporting systems and procedures.

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

New diagnostic test products and our interpretation-based solutions, including our biomarkers, take time to develop and commercialize. We may fail to develop and commercialize new diagnostic tests or solutions on a timely basis. Moreover, there can be no assurance that our products or solutions will be capable of meeting the needs of our clients and pharmaceutical partners, or that we will be able to commercialize them at all. Before we can commercialize any new products or solutions, we need to expend significant funds in order to:

●	conduct substantial research and development, including epidemiology and validation studies and potentially patient scope analyses;
●	further develop our laboratory processes or equipment;
●	allocate laboratory space for new solutions or further scale our infrastructure to accommodate research and development or new equipment;
●	in the case of products or solutions for which we are seeking regulatory or marketing approval, such as biomarkers, pursue such regulatory approval.

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

Our future sales and further business growth will depend in large part on our ability to develop, and expand, our sales force and to increase the scope of our marketing efforts, particularly in the United States. Our target market of pharmaceutical partners and clients is a diverse market with individualized needs. As a result, we believe it is necessary to develop a sales force that includes sales representatives with specific rare and neurodegenerative disease technical backgrounds. We will also need to attract and develop marketing personnel with industry expertise. Competition for such employees is intense. We may not be able to attract and retain personnel or be able to build an efficient and effective sales and marketing force, which could negatively impact sales and market acceptance of our products or solutions and limit our revenue growth and potential profitability. Our expected future growth will impose significant added responsibilities on members of management, including the need to identify, recruit, maintain, and integrate additional employees. Our future financial performance will depend in part on our ability to manage this potential future growth effectively, without compromising quality.

If we believe a significant market opportunity for our products or solutions exists in a particular jurisdiction in which we do not have direct access through one of our existing offices, from time to time we may enlist distribution partners and local laboratories to assist with sales, distribution, and client support. We may not be successful in finding, attracting, and retaining distribution partners or laboratories, or we may not be able to enter into such arrangements on favorable terms. Sales practices utilized by our distribution partners that are locally acceptable may not comply with sales practices standards required under German, Dutch, the United States or other laws that apply to us, which could create additional compliance risk. If these additional sales and marketing efforts are not successful, we may not achieve significant market acceptance for our solutions in these markets, which could harm our business.

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

Our knowledge and interpretation-based solutions may not gain significant acceptance in the orphan drug development market and, therefore, may not generate substantial revenue or profits for us. Our ability to achieve increased commercial market acceptance for our existing knowledge and interpretation-based solutions will depend on several factors, including:

●	our ability to convince the medical and pharmaceutical community of the clinical utility of our solutions and their potential advantages over existing and new solutions;
●	the willingness of our pharmaceutical partners, as well as their physicians and patients, to utilize our solutions; and
●	the agreement by commercial third-party payors and government payors to reimburse any treatments provided by our pharmaceutical partners, the scope and amount of which will affect a partners’ willingness or ability to pay for our solutions and will influence physicians’ decisions to recommend our solutions.

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

Our business relies on commercial activities in the rare and neurodegenerative disease genetic or other testing and diagnostics field. In recent years, there have been numerous advances in methods used to analyze very large amounts of genomic information and the role of genetics and gene variants in rare diseases and treatments, including through the development of biomarkers. Our industry has and will continue to be characterized by rapid technological change, increasingly larger amounts of data, frequent new testing service introductions and evolving industry standards. Our future success will also depend on our ability to keep pace with the evolving needs of our clients and pharmaceutical partners on a timely and cost-effective basis and to pursue new market opportunities that develop because of technological and scientific advances. Our current products and solutions could become obsolete unless we continually update our offerings to reflect new scientific knowledge about genes and genetic variations and their role in rare diseases and treatments. If we fail to anticipate or respond adequately to technological developments, demand for our products and solutions will not grow and may decline, and our business, revenue, financial condition, and operating results could suffer materially.

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

As additional products and solutions are commercialized, we will need to incorporate new equipment, implement new technology systems and laboratory processes, and hire new personnel with different qualifications. Failure to manage this growth or transition could result in turnaround time delays, higher product costs, declining product quality, deteriorating customer service, and slower responses to competitive challenges. A failure in any one of these areas could make it difficult or impossible for us to meet market expectations for our products and solutions and could damage our reputation and the prospects for our business.

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

If we are not able to obtain favorable pricing for our products and solutions to enable us to meet our profitability expectations, our revenues and profitability could materially suffer. The rates we are able to charge for our products and solutions are affected by a number of factors, including:

●	general economic and political conditions in the countries in which we operate;
●	the competitive environment in our industry, as described below;
●	our clients’ and pharmaceutical partners’ cost sensitivities;
●	our ability to accurately estimate, attain and sustain revenues and royalties, margins, and cash flows over the full partnership period for our solutions, which includes our ability to estimate the impact of inflation and foreign exchange on our margins over long-term contracts; and

●	procurement practices of our pharmaceutical partners and clients and their use of third-party advisors.

The competitive environment in our industry affects our ability to obtain favorable pricing in several ways, all of which could have a material negative impact on our results of operations. The less we are able to clearly convey the value of our products and solutions or differentiate our products and solutions, the more risk we have that they will be seen as commodities, with price being the driving factor in selecting us as a partner. Competitors may be willing, at times, to price contracts or products lower than we do to enter the market or increase market share. Further, if competitors develop and implement methodologies that yield greater efficiency or efficacy, they may be able to offer products and solutions like ours at lower prices.

Ethical, legal and social concerns related to the use of genomic or other diagnostic information could reduce demand for our rare and neurodegenerative disease knowledge and interpretation-based products and solutions.

Genomic testing, like that conducted for our pharmaceutical partners and clients using our genetic rare and neurodegenerative disease information platform, has raised ethical, legal, and social issues regarding privacy and the appropriate uses of the resulting information. Governmental authorities could, for social or other purposes, limit or regulate the use of genomic information or genomic testing or prohibit testing for genetic predisposition to certain conditions, particularly for those that have no known cure. Similarly, these concerns may lead patients to refuse to use genomic tests even if permissible.

Ethical and social concerns may also influence the United States and foreign patent offices and courts about patent protection for technology relevant to our business. These and other ethical, legal and social concerns may limit market acceptance of our products and solutions or reduce the potential markets for products and solutions enabled by our genetic rare and neurodegenerative disease information platform, either of which could have an adverse effect on our business, financial condition, or results of operations.

We have limited resources to be expended on research and development programs. Our resource allocation decisions may lead us to focus on research and development programs that are not commercially viable, and as a result we may be unable to recover the costs incurred under these efforts.

Because we have limited financial and managerial resources, we focus on research and development programs that we identify for rare and neurodegenerative diseases in collaboration with our pharmaceutical partners or based on our assessment of the market needs. As a result, we may forego or delay pursuit of opportunities with other orphan drug candidates or for other indications that later prove to have greater commercial potential. Our resource allocation decisions may cause us to fail to capitalize on viable commercial drugs or profitable market opportunities. Our spending on current and future research and development programs for specific diseases may not yield any relevant results that are helpful to our existing programs or assist in the creation of any commercially viable drugs. If we do not accurately evaluate the commercial potential or target market for a particular drug candidate, we may relinquish valuable rights to that drug candidate through collaboration, licensing, or other royalty arrangements.

If we fail to compete successfully with our competitors, including new entrants in the market, we may be unable to increase or sustain our revenue or achieve and sustain profitability.

While personalized genomic diagnostics is a relatively new area of science, we face competition from companies that offer tests or have conducted research to profile genes and gene expression in various rare and neurodegenerative diseases. Our principal competition comes from diagnostic companies that offer diagnostic tests that capture genetic, phenotypic and epidemiological data, as well as laboratories and academic research centers. Many hospitals and academic medical centers may also seek to perform the type of genetic or other testing and knowledge and interpretation-based solutions we offer at their own facilities or using their own research capabilities.

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

Our pharmaceutical partners may experience numerous unforeseen events during, or because of, clinical trials that could delay or prevent their ability to continue or conduct further clinical trials or obtain regulatory approval of or commercialize future orphan drugs. Unforeseen events that could delay or prevent our pharmaceutical partners’ ability to conduct or support clinical trials, obtain regulatory approval of, or commercialize future orphan drugs include:

●	regulatory authorities or ethical review boards, Institutional Review Boards (IRBs), may not authorize the commencement of a clinical trial or may not accept clinical trial protocols;
●	clinical trials may produce negative or inconclusive results, and our pharmaceutical partners may decide, or regulatory authorities may require them, to abandon development programs;
●	the number of patients, or amount of data, required for clinical trials may be larger than we or our pharmaceutical partners anticipate, patient enrollment in clinical trials may be slower than we or our pharmaceutical partners anticipate or patients may drop out of these clinical trials at a higher rate than we or our pharmaceutical partners anticipate;
●	failure to conduct our clinical trials in accordance with applicable regulatory requirements of the FDA and of the regulatory authorities responsible for authorization or oversight of the conduct of clinical trials in other countries;
●	inability to develop companion diagnostic tests for a particular rare disease or to add companion diagnostic claims to existing tests, and/or obtain regulatory approval to market any such test on a timely basis or at all;
●	due to a new legislative framework in the EU on the conduct of clinical trials on medicinal products for human use, the Regulation (EU) No. 536/2014 of April 16, 2014 (“CTR”), which results in EU-wide harmonization of the authorization process, approval and monitoring of clinical trials in the EU, there may be delays in initiating new clinical trials in the EU until our pharmaceutical partners become familiar with the new regulatory requirements, in particular the new authorization procedure via the new Clinical Trial Information System database (“CTIS”);
●	clinical trials of our pharmaceutical partners for which we are developing companion diagnostic tests may suggest or demonstrate that our partners’ treatments are not as efficacious and/or as safe as other similar treatments or that our companion diagnostic test is not essential to determine which patients would benefit from these treatments;
●	mergers and acquisitions could have an impact on the priorities of our pharmaceutical partners; and
●	our pharmaceutical partners may decide, or regulatory authorities or institutional review boards may require them, to suspend or terminate clinical research for various reasons, including cost, adequate end market size, available data, or non-compliance with regulatory requirements.

If our pharmaceutical partners choose not to conduct clinical trials for treatments in the rare or neurodegenerative disease space due to the above factors or otherwise, they may have less need for our products and solutions and may therefore choose not to partner with us. Our ability to continually expand our existing data repository depends on our ability to maintain partnerships with our pharmaceutical clients. Should our partners delay or cancel their ongoing existing trials or choose not to begin new trials for treatments in the disease areas relevant to us, our ability to commercialize future solutions or improvements to existing solutions could be delayed or prevented.

Our employees, principal investigators, consultants, and commercial partners may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements and insider trading.

We are exposed to the risk of fraud or other misconduct by our employees, principal investigators, consultants, and commercial partners, including our distributors in our diagnostics business and pharmaceutical partners in our pharmaceutical business. Misconduct by these parties could include intentional failures to comply with the regulations of applicable regulatory authorities (including the FDA and the European Commission and EMA), comply with healthcare fraud and abuse laws and regulations, report financial information or data accurately, or disclose unauthorized activities to us. In particular, sales, marketing, and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, bribery, kickbacks, self-dealing, and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, client incentive programs, and other business arrangements. Such misconduct could also involve the improper use of information obtained during clinical studies, which could result in regulatory sanctions and cause serious harm to our reputation. We currently have an insider trading policy as well as a code of conduct applicable to all of our employees and conduct a background check before entering into any new contracts with third party distributors, but it is not always possible to identify and deter employee or third-party misconduct, and our insider trading policy and code of conduct, due diligence and the other precautions we take to detect and prevent such misconduct may not be effective in controlling unknown or unmanaged risks or losses, or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could result in the imposition of significant fines or other sanctions, which could have a significant impact on our business. Whether or not we are successful in defending against such actions or investigations, we could incur substantial costs, including legal fees, and divert the attention of management in defending ourselves against any of these actions or investigations.

We may lose the support of key thought leaders and fail to establish our products and solutions as a standard of care for patients with rare and neurodegenerative diseases, which may limit our revenue growth and ability to achieve future profitability.

We have established relationships with leading rare and neurodegenerative disease thought leaders at premier institutions and disease networks. If we suffer harm to our reputation, whether due to actions outside of our control or otherwise, our relationships with these persons may suffer which could adversely impact our business, including our key pharmaceutical partnerships and diagnostic client relationships. Moreover, if these key thought leaders determine that the CENTOGENE Biodatabank, our existing products or solutions or other new products or solutions that we develop are not useful to our partners’ development of treatments for rare and neurodegenerative diseases, that alternative technologies are more effective, or if they elect to use internally developed products or solutions, we could encounter significant difficulty validating our testing platform, driving adoption, or establishing our genetic knowledge and interpretation-based solutions and tests as a standard of care, which would limit our revenue growth and our ability to achieve profitability.

Security breaches, loss of data, and other disruptions could compromise sensitive information related to our business or prevent us from accessing critical information and expose us to liability, which could adversely affect our business and our reputation.

In the ordinary course of our business, we collect and store sensitive data, including legally protected health information, personally identifiable information, intellectual property, and proprietary business information owned or controlled by us or physicians, pharmaceutical partners and other clients. We manage and maintain our applications and data utilizing a combination of on-site systems, managed data center systems, and cloud-based data center systems. We also communicate, and facilitate the exchange of, sensitive patient data to and between ourselves and physicians of the patients for whom we conduct diagnostic tests through an online client-facing portal, CentoPortal®. These applications and related data encompass a wide variety of business-critical information including legally protected health information, personally identifiable information, research and development information, commercial information, and business and financial information. We face a number of key risks related to the protection of this information, including unauthorized access risk, inappropriate or unauthorized disclosure risk, inappropriate modification risk and the risk of being unable to adequately monitor our controls.

The secure processing, storage, maintenance, and transmission of this critical information is vital to our operations and business strategy. Our information technology and infrastructure, and that of our third-party disaster recovery back-up providers, may be vulnerable to attacks by hackers or malicious software or breached due to personnel error, unauthorized access, malfeasance, or other disruptions. Any such breach or interruption could compromise the security or integrity of our networks, and the information stored there could be accessed by unauthorized parties or publicly or incorrectly disclosed, corrupted, lost, or stolen. Any such access, disclosure, corruption, other loss, or theft of information could result in governmental investigations, class action legal claims or proceedings, liability under laws that protect the privacy of personal information, such as but not limited to the Health Insurance Portability and Accountability Act (“HIPAA”), the General Data Protection Regulation (EU 2016/679) (“GDPR”), the United Kingdom’s General Data Protection Regulation (“UK GDPR”) and regulatory penalties. Although we have implemented security measures and a formal, dedicated enterprise security program to prevent unauthorized access to patient data, applications such as our online client-facing portals are currently accessible through public web portals and may, in the future, be accessible through dedicated mobile applications, and there is no guarantee we can absolutely protect our online portals or our mobile applications from breach. Unauthorized access to, or loss or dissemination of, the data embedded in or transferred via these applications could also disrupt our operations, including our ability to conduct our analyses, provide test results, bill our pharmaceutical or other partners, provide client assistance solutions, conduct research and development activities, collect, process, and prepare company financial information, provide information about our products and solutions and other pharmaceutical partner and physician education and outreach efforts through our website, manage the administrative aspects of our business, and damage our reputation, any of which could adversely affect our business.

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

We are in some countries, and could become elsewhere, subject to strict restrictions on the movement of cash and the exchange of foreign currencies, which limits our ability to use this cash across our global operations. We also face risks related to the collection of payments due to us from our major pharmaceutical partners or clients that are located in certain geographical regions with foreign currency or international monetary controls. This risk could increase as we continue our geographic expansion. In particular, for the years ended December 31, 2022 and 2021 we derived 42.0% and 8.7% respectively, of our total revenues from our Middle East region. Certain Middle East economies have adopted or been subject to international restrictions on the ability to transfer funds out of the country and convert local currencies into euros. This may increase our costs and limit our ability to convert local currency into euros and transfer funds out of certain countries. Any shortages or restrictions may impede our ability to convert these currencies into euros and to transfer funds, including for the payment of dividends or interest or principal on our outstanding debt.

We may acquire assets or other businesses that could negatively affect our operating results, dilute our shareholders’ ownership or increase our debt.

In addition to organic growth, we may pursue growth through the acquisition of assets or other businesses that may enable us to enhance our technologies and capabilities, expand our geographic market, add experienced management personnel or add new or improve our existing products and solutions. We also may pursue strategic alliances and joint ventures that leverage our technical platform and industry knowledge to expand our products and solutions. Negotiating these transactions and the formation of strategic alliances or joint ventures can be time-consuming and expensive and may be subject to third-party approvals as well as approvals from governmental authorities, which are beyond our control. In addition, some third parties may choose not to enter into partnership or collaboration agreements with us because of our existing relationships with other pharmaceutical partners. Consequently, we may not be able to complete any contemplated transactions on favorable terms or at all, and we can make no assurance that such transactions, once undertaken and announced, will close.

An acquisition or investment may result in unforeseen operating difficulties and expenditures, including in integrating businesses, products and solutions, personnel, operations, and financial, accounting, and other controls and systems, and retaining key employees, with the assumption of unknown liabilities or known liabilities that prove greater than anticipated, and in retaining the clients of any acquired business. Any such difficulties could disrupt our ongoing operations or require management resources that we would otherwise focus on developing our existing business. Future acquisitions could result in the use of our available cash and marketable securities, potentially dilutive issuances of equity securities, the incurrence of debt, contingent liabilities, or impairment expenses related to goodwill, and impairment or amortization expenses related to other intangible assets, which could harm our financial condition. As a result, we may not realize the anticipated benefits of any acquisition, technology license, strategic alliance, or joint venture. These challenges related to acquisitions or investments could adversely affect our business, results of operations, and financial condition.

We may enter into joint ventures with third parties, which may subject us to various risks, including limited decision-making authority, reliance on our joint venture partners’ financial condition and the risk of disputes with our joint venture partners, which could adversely affect us.

We may make investments in assets or enter into agreements with companies that we do not control, including joint venture partnerships, or other structures with third parties. If we enter into any joint ventures, we may have limited decision-making authority and we may face the risk of disputes with our joint venture partners, including without limitation potential deadlocks in making major decisions and restrictions on our ability to exit the joint venture. Any disputes that may arise between us and any joint venture partners may result in litigation or arbitration. We may also face risks associated with any joint venture partners’ financial condition, including, among other things, the risk of bankruptcy and/or failure to fund their share of required capital contributions. As a result, we may be exposed to liabilities more than our share of any joint venture. Any joint venture partners may also have business interests or goals that are inconsistent with our business interests or goals and may be able to take actions contrary to our policies or objectives. We may, in specific circumstances, be liable for the actions of any joint venture partners. Any of the foregoing may have a material adverse effect on our business, financial condition, and results of operations.

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

In the United States, the European Union and its member states and some other foreign jurisdictions, there have been a number of legislative and regulatory changes and proposed changes regarding the healthcare system. These changes could affect our ability to sell profitably any products for which we require approvals. Among policy makers and payors in the United States and elsewhere, there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality and/or expanding access to healthcare.

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

These legislative initiatives have led to an increase in investment and activity in the rare disease drug development space. In 2020, the EU Commission launched a consultation process to revise the existing legal framework for orphan drugs with the aim of adopting a new regulation to increase the development of new products for patients with rare diseases, to provide faster access to corresponding medicines and to establish an efficient evaluation and approval process for these medicines. The consultation process has already ended, but neither an analysis nor a new draft regulation has yet been published. However, the published consultation working paper "Inception Impact Assessment", inter alia, indicates that the EU Commission acknowledges the granting of market exclusivity as the main incentive, but nevertheless considers that the duration of such exclusivity should be variable or shortened under certain criteria yet to be defined.

On April 26, 2023, the EU Commission adopted a proposal for a new Directive and a new Regulation, which, if enacted, would revise and replace the existing general pharmaceutical legislation in the EU (Regulation 726/2004 and Directive 2001/83/EC) and the legislation on medicines for children and for rare diseases (Regulation 1901/2006 and Regulation 141/2000/EC, respectively). The draft provides for significant changes to the existing legal regime. The draft provides, inter alia, for a shortening of the general market exclusivity period for orphan drugs from ten to nine years, but companies can take advantage of additional market exclusivity periods. The Commission proposal is now under review by the EU Parliament and EU Council and may undergo substantial changes during the ongoing legislative procedure (2023/0131/COD).

If these and other legislative initiatives were to change to become less favorable to orphan drug developers and researchers, it could harm our business, results of operations and financial condition.

We may fail to comply with the complex federal, state, local and foreign laws and regulations that apply to our business and become subject to severe financial and other consequences.

Our laboratory in the United States is subject to the Clinical Laboratory Improvement Amendments of 1998 (“CLIA”), a United States federal law that regulates all clinical diagnostic laboratories that perform testing on specimens derived from humans for the purpose of providing information for the diagnosis, prevention, or treatment of disease. CLIA regulations mandate specific standards in the areas of personnel qualifications, administration, participation in proficiency testing, patient test management, quality control, quality assurance, and inspections. Our laboratory facilities located in Rostock, Germany and Cambridge, Massachusetts, United States each have a current certificate of accreditation under CLIA to conduct all genetic and biochemical analyses offered through our accreditation by the College of American Pathologists (“CAP”). To renew the CLIA certificates, we are subject to a survey and inspection every two years. Moreover, CLIA inspectors may make unannounced inspections of our clinical laboratories at any time.

Any sanction imposed under CLIA, its implementing regulations, or state or foreign laws or regulations governing licensure, or our failure to renew a CLIA certificate, a state or foreign license, or accreditation, could have a material adverse effect on our business. Most CLIA deficiencies are not classified as “condition-level” deficiencies, and there are no adverse effects upon the laboratory operations if the deficiencies are corrected. Remediation of these deficiencies are routine matters, with corrections occurring within several hours or weeks. More serious CLIA deficiencies could rise to the level of “condition-level” deficiencies, and CMS has the authority to impose a wide range of sanctions, including revocation of the CLIA certification along with a bar on the ownership or operation of a CLIA certified laboratory by any owners or operators of the deficient laboratory. There is an administrative hearing procedure that can be pursued by the laboratory in the event of imposition of such sanctions, during which the sanctions are stayed, but the process can take a number of years to complete. If we were to lose our CLIA certification or CAP accreditation, we would not be able to operate our clinical laboratories and perform our genetic or other tests, which would result in material harm to our business and results of operations.

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

We furnish pharmaceutical partners with genomic information that has been de-identified in accordance with HIPAA or anonymized in accordance with GDPR, the UK GDPR and relevant international health information privacy regulations. The laws of certain states and countries may require specific consent from the individual either to retain or utilize certain genetic or other information for research or other purposes even if such information has been de-identified or may require that we obtain a waiver of such consent from an ethical or privacy review board. Even where we furnish pharmaceutical partners and academic researchers’ genomic information that has been de-identified or anonymized in accordance with applicable laws and regulations, pharmaceutical partners or academic researchers may use technology or other methods to link that de-identified or anonymized genomic information to the patient from whom it was obtained in contravention of one or more applicable laws and regulations. Similarly, as we expand our decision support applications and offerings, we may encounter greater regulatory risk, such as compliance with HIPAA, GDPR, the UK GDPR and other regulations governing the use of protected health information and the promotion of FDA approved drugs. A finding that we have failed to comply with any such laws and any remedial activities required to ensure compliance with such laws could cause us to incur substantial costs, to be subject to unfavorable publicity or public opinion, to change our business practices, or to limit the retention or use of genetic or other information in a manner that, individually or collectively, could be adverse to our business.

In the European Union, various regulations apply to genetic or other testing and the use of genomic information. In Germany, the Genetic Diagnosis Act (Gendiagnostikgesetz) (the “GenDG”) and guidelines and written opinions on novel genetic screenings developed by the Commission on Genetic Testing, an interdisciplinary independent commission established in 2009 in accordance with the GenDG, apply to such testing. The GenDG prohibits us from communicating results of genetic or other tests directly to a patient located within Germany. Instead, the results may only be provided to a physician who is a qualified genetic counsellor under applicable rules. Moreover, as of May 26, 2022, the new Regulation (EU) 2017/746 of the European Parliament and of the Council of April 5, 2017 on in vitro diagnostic medical devices (the “In Vitro Diagnostic Medical Devised Regulation” or “IVDR”) became applicable. The IVDR not only regulates the placing on the market of in vitro diagnostic medical devices (“IVD”) in the European Union, but also provides for stricter requirements in its Art. 6 with regard to the use of IVD in the context of a commercial activity for the provision of diagnostic or therapeutic services offered by means of an information society service. We are subject to the requirements of the IVDR if we provide services to natural or legal persons established in the EU by using products which qualify as IVD within the meaning of Art. 2 para. 1 IVDR, provided we offer these services “through means of information society services”.

In addition to CLIA, GDPR, the UK GDPR, HIPAA, the GenDG and the IVDR, our operations are subject to other extensive federal, state, local, and foreign laws and regulations, all of which are subject to change. Our failure to comply with any such laws and regulations could lead to civil or criminal penalties, exclusion from participation in government healthcare programs, or prohibitions or restrictions on our ability to conduct commercial activities. We believe that we are in material compliance with all statutory and regulatory requirements, but there is a risk that one or more government agencies could take a contrary position. These laws and regulations are complex and are subject to interpretation by the courts and by government agencies. In particular, about the novelties of the IVDR on the provision of services using IVDs, the scope of application of the provisions is unclear and no official practice has yet been established in this regard. If one or more such agencies allege that we may be in violation of any of these requirements, regardless of the outcome, it could damage our reputation and adversely affect important business relationships with third parties.

We may fail to comply with evolving European and other privacy laws.

On May 25, 2018, Regulation (EU) 2016/679 of the European Parliament and of the Council of April 27, 2016 on the protection of natural persons with regard to the processing of personal data and on the free movement of such data (the “GDPR”) went into effect, and the UK GDPR became effective in January 2021. The GDPR and the UK GDPR impose a broad range of strict requirements on companies subject to the GDPR and the UK GDPR, such as us, including requirements relating to having legal bases for processing personal data relating to identifiable individuals and transferring such information outside the European Economic Area (the “EEA”), including to the United States, providing details to those individuals regarding the processing of their personal data, keeping personal data secure, having data processing agreements with third parties who process personal data as processor, responding to individuals’ requests to exercise their rights in respect of their personal data, reporting security breaches involving personal data to the competent national data protection authority and affected individuals, appointing data protection officers, conducting data protection impact assessments, and record-keeping. The GDPR and the UK GDPR increase substantially the penalties to which we could be subject in the event of any non-compliance, including fines of up to the higher of 10,000,000 Euros and 2% of our total worldwide annual turnover for the preceding financial year for certain comparatively minor offenses, or up to the higher of 20,000,000 Euros and 4% of our total worldwide annual turnover for the preceding financial year under the GDPR, or 17,500,000 GBP and 4% of our total worldwide annual turnover under the UK GDPR, for more serious offenses. Given the new law, we face uncertainty as to the exact interpretation of the new requirements and we may be unsuccessful in implementing all measures required by data protection authorities or courts in interpretation of the new law.

In particular, national laws of member states of the European Union are still in the process of being adapted to the requirements under the GDPR, thereby implementing national laws which may partially deviate from the GDPR and impose different obligations from country to country, so that we do not expect to operate in a uniform legal landscape in the European Union. Also, in the field of handling genetic and health data, the GDPR specifically allows national laws to impose additional and more specific requirements or restrictions, and European laws have historically differed quite substantially in this field, leading to additional uncertainty. Following Brexit, we are also required to comply with the UK GDPR. The free movement of data between the United Kingdom and the Member States of the European Union is ensured by an Adequacy Decision by the European Commission pursuant to Art. 45 GDPR. However, there are efforts to change data protection law in the United Kingdom. In this context, there is uncertainty as to whether an adequate level of data protection can continue to be maintained, including the free movement of data between the United Kingdom and the European Union. These changes could lead to additional compliance costs and could increase our overall risk.

We must also ensure that we maintain adequate safeguards to enable the transfer of personal data outside of the EEA, in particular to the United States, in compliance with European data protection laws. In this regard, the July 2020 ruling by the Court of Justice of the EU (the “CJEU”) in the case referred to as Schrems II is significant. The CJEU held that businesses can use European Commission endorsed standard contractual clauses (“SCCs”), which are widely relied on, for data transfers to jurisdictions outside of the EEA. However, it emphasized the need for due diligence by businesses if they wish to use SCCs and called into question whether businesses can use SCCs to facilitate data transfers to certain jurisdictions with invasive surveillance regimes in a way which complies with the GDPR and the UK GDPR. This is also true for the new set of SCCs adopted by the European Commission in 2021. The CJEU also invalidated the EU-US Privacy Shield for transferring personal data from the EEA to the US. Under Clause 14 of the new SCC, data exporters must conduct a “data transfer impact assessment” (“DTIA”) to ensure that the data importer can actually contractually guarantee adequate data protection standards under the SCC. Such DTIA are both costly and time consuming. In addition, there is great uncertainty about how the DTIA is to be carried out in individual cases and how the national regulations in the country of the data importer are to be considered. As for data transfers to the United States, on October 7, 2022, U.S. President Joe Biden signed an Executive Order implementing the long-awaited EU-U.S. Data Privacy Framework. The European Commission concurrently announced that it will launch its adequacy determination procedure for EU personal data transferred to the United States under the arrangement. It is expected that a new Adequacy Decision by the European Commission will be available from the middle of 2023, on which basis personal data can then again be transferred to the United States without restrictions.

We expect that we will continue to face uncertainty as to whether our efforts to comply with our obligations under European privacy laws will be sufficient. If we are investigated by a European data protection authority, we may face fines and other penalties. Any such investigation or charges by European data protection authorities could have a negative effect on our existing business and on our ability to attract and retain new clients or pharmaceutical partners. We may also experience hesitancy, reluctance, or refusal by European or multinational clients or pharmaceutical partners to continue to use our products and solutions due to the potential risk exposure as a result of the current (and, in particular, future) data protection obligations imposed on them by certain data protection authorities in interpretation of current law, including the GDPR and the UK GDPR. Such clients or pharmaceutical partners may also view any alternative approaches to compliance as being too costly, too burdensome, too legally uncertain, or otherwise objectionable and therefore decide not to do business with us. Any of the foregoing could materially harm our business, prospects, financial condition and results of operations.

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

Centogene GmbH, which is not a U.S. person and is not owned or controlled by U.S. persons provided diagnostic tests to a pathology and genetic center in Iran during the year ended December 31, 2022, through which it provides diagnostic tests to patients in Iran. To our knowledge, neither we nor our customer have entered into any arrangements with or sold any products to persons included on the Specially Designated Nationals and Blocked Persons List maintained by the U.S. Department of the Treasury’s Office of Foreign Asset Control. During the years ended December 31, 2022, 2021 and 2020, revenues from Iran amounted to zero, €1 thousand and €13 thousand, respectively. Our net assets receivable from or attributable to our contacts in Iran as of December 31, 2022, 2021 and 2020 amounted to zero, zero and €1 thousand, respectively. We had no liabilities due from or attributable to our contacts in Iran for these periods. Centogene believes that its business with Iranian parties is conducted in compliance with all applicable sanctions and export controls and that such activities, which involve providing genetic or other testing services to patients, are not sanctionable under U.S. secondary sanctions targeting Iran. However, U.S. sanctions are subject to change and if we were then determined to have engaged in activities targeted by certain U.S. sanctions, we could be exposed to the possible imposition of sanctions on us. We may also face reputational damage due to our sales to Iran. The above circumstances could have an adverse effect on our business or results of operations.

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

The FDA does not currently regulate most laboratory developed tests (“LDTs”). We believe that the tests we currently offer meet the definition of LDTs, as they have been designed, developed and validated for use in a single CLIA-certified laboratory. If our tests are qualified as LDTs, they are currently not subject to FDA regulation as medical devices. Since the early 1990s, the FDA has taken the position that, although LDTs are medical devices, it would exercise enforcement discretion by not requiring compliance with the FDC Act, or its regulations for LDTs. That remains the guidance of the FDA today. However, the FDA has taken certain actions in the past that, if renewed by the FDA, could result in a new regulatory approach for LDTs. In October 2014, the FDA published two draft guidance documents that, if finalized, would implement a regulatory approach for most LDTs. The draft guidance documents proposed to impose a risk-based, phased-in approach for LDTs similar to the existing framework for IVD devices. In January 2017, the FDA released a discussion paper synthesizing public comments on the 2014 draft guidance documents and outlining an updated possible approach to regulation of LDTs. Although the discussion paper has no legal status and does not represent a final version of the LDT draft guidance documents, it proposes a risk-based framework that would require most LDTs to comply with most of the FDA’s regulatory requirements for medical devices. In March 2017, a discussion draft of the Diagnostic Accuracy and Innovation Act (“DAIA”) was circulated, which, if enacted, would implement a regulatory scheme for all diagnostic tests, including both in vitro diagnostic devices and LDTs. Under DAIA, CMS would have jurisdiction over laboratory operations under an amended CLIA, and the FDA would regulate the design, development and validation of diagnostic tests under an amended FDC Act. We cannot predict whether this bill or any other any other legislative proposal will be enacted into law or the impact such new legal requirements would have on our business. We also cannot predict whether the FDA will take action to regulate LDTs or what approach the FDA will seek to take.

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

In the European Union LDTs are similarly exempt from certain regulations that govern medical devices and IVD under certain conditions. As of May 26, 2022, when the new IVDR became applicable, the general safety and performance requirements set out in Annex I of the IVDR are applicable also to IVD manufactured and used only within health institutions. Overall, the exemptions for LDTs are narrowed, as even in relation to LDTs, health institutions, among others, have to provide information upon request on the use of such devices to their competent authority and each health institution will have to draw up a declaration, which it will make publicly available. If these conditions are not met and/or diagnostic tests are manufactured and used only within health institutions but “on an industrial scale”, or if the health institution cannot justify in its documentation that the target patient group’s specific needs cannot be met (including at the appropriate level of performance) by an equivalent device already available on the market, from May 26, 2028, such tests will qualify as IVDs with the full applicability of the IVDR. If we were not able to qualify for an exemption, we would be subject to all legal requirements of the IVDR. We also cannot predict whether the EU will amend or implement new laws which may impact our current operations.

For tests that are subject to FDA or EU regulation, we may not be able to obtain timely approvals for our tests or for modifications to our tests, which could delay or prevent us from commercializing our tests and harm our business.

The diagnostic tests we currently offer might meet the definition of LDTs, as they have been designed, developed and validated for use in a single CLIA-certified laboratory. If our tests are LDTs, they are currently not subject to FDA as an IVD. As of 2022, when the new IVDR came into force in the European Union, a qualification of our diagnostic tests as IVD becomes more likely as the manufacturing of diagnostic tests “on an industrial scale” might not qualify as LDTs. The IVDR itself does not provide for a definition of the term “industrial scale”. According to the guidance document MDCG-2023-01 published by the Medical Devices Coordination Group (“MDCG”), this new concept for LDTs involves many factors to be considered on a case-by-case basis, including e.g., volume of production, commercial aspects and manufacturing process. Moreover, the facilitations applicable to LDT as laid down in Art. 5 IVDR should only be applicable to devices that are produced by a health institution in order to meet the patient group’s specific needs, and therefore, no more than the estimated number of required devices should be produced. If the FDA takes action to finalize and implement a regulatory system for LDTs, or if legislation is enacted that subjects LDTs to FDA regulation, we would need to comply with the FDA regulatory requirements for our LDTs. If the FDA takes action to regulate LDTs as devices, we believe that our LDTs would likely be regulated as Class II devices.

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

We face inspections, reviews, audits and investigations under federal and state government programs and contracts and health insurance providers regarding our billing practices.

We may be subject to inspections, reviews, audits and investigations regarding our billing practices to verify our compliance with federal and state government program requirements and contracts and applicable laws and regulations. Other third-party payors, including private health insurance providers, may also reserve the right to conduct audits. An adverse result of an inspection, review, audit or investigation could result in:

●	denial of claims or recoupment or refunding of amounts we have been paid pursuant to the Medicare or Medicaid programs or from other payors;
●	state or federal agencies imposing fines, penalties or other sanctions on us, including under the federal U.S. False Claims Act;
●	temporary suspension of payments;
●	revocation of billing privileges or exclusion from participation in the Medicare or Medicaid programs or one or more payor networks;
●	self-disclosure of violations to applicable regulatory authorities;
●	damage to our reputation;
●	criminal penalties;
●	revision or restatements of historical financial statements, including derecognition of revenue for claims we were not entitled to; and
●	loss of certain rights under, or termination of, our contracts with payors.

We have in the past and may in the future be required to refund amounts we have been paid and/or pay fines and penalties as a result of these inspections, reviews, audits and investigations, in particular if our documentation, billing and other practices do not comply with applicable government program or other payor requirements.

We are currently responding to an asserted overpayment following an audit of claims for diagnostic tests we submitted to the U.S. government Medicare program previously recognized. In addition, we have refunded payments received from a private health insurance company relating to reimbursement claims submitted for COVID-19 testing services between November 2020 and November 2021 and recognized in 2021. As a result of the foregoing requests, we have recognized in our consolidated financial statements as of December 31, 2022, €1,060 thousand of other liabilities to be refunded back to Medicare for overpayments made between 2019 and 2022.

In the future, we may fail to achieve coverage or adequate reimbursement for our products and solutions by commercial third-party payors or government payors.

As we expand our operations globally, and in particular to the United States, sales of our existing and any future products and solutions we develop, in particular our diagnostic testing services, in the future may depend upon the availability of adequate reimbursement from third-party payors. These third-party payors include government healthcare programs and/or statutory health insurance schemes in various markets, such as Medicare and Medicaid in the United States and statutory health funds in Germany (the “GKV”), managed care providers, accountable care organizations, private health insurers, and other organizations. We believe that obtaining a positive Medicare Local Coverage Determination, or National Coverage Determination and a favorable Medicare reimbursement rate and obtaining the agreement of established commercial third-party payors to provide coverage and adequate payment, for each of our existing diagnostic testing services, and any future products and solutions we develop, will be an important element in achieving material commercial success in the United States. Physicians may not order our products and solutions unless commercial third-party payors and government payors authorize coverage and pay for all, or a substantial portion, of the rates established for our products and solutions.

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

Our success depends on our ability to obtain and maintain patent and other intellectual property protection in the United States and other countries for our biomarkers and other products and solutions. Patent law relating to the scope of claims in the fields in which we operate is complex and uncertain, so we cannot make any assurances that we will be able to obtain or maintain patent or other intellectual property rights, or that the patent and other intellectual property rights we may obtain will be valuable, provide an effective barrier to competitors or otherwise provide competitive advantages. In particular, our Lyso-Gb3 biomarker, which we use to support the diagnosis of Fabry disease, is not protected by any patents or included in any pending patent applications, and its successful commercialization by one of our competitors or by other third parties, which, in all probability, we would not be able to prevent, could materially harm our business or results of operations. Moreover, patent applications that we have made in the past have been subject to comment and revision by the relevant patent offices, which have resulted in our withdrawal of certain patent applications. If we are unable to obtain or maintain patent or other intellectual property protection with respect to our proprietary products and solutions, our business, financial condition, results of operations, and prospects could be materially harmed.

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

The patent prosecution process is expensive, time-consuming, and complex, and we may not be able to file, prosecute, maintain, enforce, or license all necessary or desirable patent applications at a reasonable cost or in a timely manner. It is also possible that we will fail to identify patentable aspects of our research and development output in time to obtain patent protection. Parties who have access to confidential or patentable aspects of our research and development output, such as our management and employees, advisors, and other third parties, and who are subject to non-disclosure and confidentiality agreements with us, may breach such agreements and disclose such output before a patent application is filed, thereby jeopardizing our ability to seek patent protection, or might themselves file respective IP rights. In addition, publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases not at all. Therefore, we cannot be certain that we were the first to make the inventions claimed in our patents or pending patent applications, or that we were the first to file for patent protection of such inventions.

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

Trade secrets and know-how can be difficult to protect. We cannot guarantee that we have entered into applicable non-disclosure agreements and invention assignment agreements with our management and employees, consultants and other third parties who have had access to our trade secrets or other proprietary information. Our security and contractual measures may not prevent a member of management, an employee, consultant, or other third party from misappropriating our trade secrets and providing them to a competitor, other third parties or to the public, and any recourse we take against such misconduct, including litigation, may not provide an adequate remedy to protect our interests fully. Enforcing a claim that a party illegally disclosed or misappropriated intellectual property can be difficult, expensive, and time-consuming, and the outcome is unpredictable. Due to variations in the degree of protection afforded to intellectual property of this nature under the laws and regulations applicable to different international markets where our services are sold, our ability to pursue and obtain an adequate remedy may depend significantly on the jurisdiction in which the misconduct takes place and our ability to enforce a favorable judgment against the offending party in a jurisdiction in which such party has substantial assets. In addition, trade secrets may be independently developed by others in a manner that could prevent legal recourse by us. If any of our confidential or proprietary information, such as our trade secrets, were to be disclosed or misappropriated, or if any such information were independently developed by a competitor, our competitive position could be harmed.

Patents covering our products or solutions could be found invalid or unenforceable if challenged

The issuance of a patent is not conclusive as to its inventorship, scope, validity, or enforceability, and our patents may be challenged in the courts or patent offices in the United States and abroad. Others have filed, and in the future are likely to file, patent applications or related intellectual property rights that are similar or identical to ours. To determine the priority of inventions, demonstrate that we did not derive our invention from another individual or entity, or defend third-party challenges or reservations of the granting authorities to the validity or enforceability of our patent rights, we may have to participate in opposition, derivation, revocation, reexamination, entitlement, post-grant and inter partes review (“IPR”), or interference proceedings at the U.S. Patent and Trademark Office (the “USPTO”) or similar offices or respective courts in Europe or other jurisdictions. For example, we are aware of an opposition proceeding filed at the European Patent Office (“EPO”) by Sanofi against EP Patent No. 2 718 725 B1 (the “725 Patent”), a European patent that we (i.e. Centogene GmbH) own relating to our biomarker for Gaucher disease. The EPO opposition proceeding challenges the patentability of the ‘725 Patent in its entirety. The EPO rejected the opposition in the first instance in the hearing held on February 4, 2020. Sanofi filed an appeal against the opposition decision to the Board of Appeal at the EPO and the ‘725 Patent may still be revoked or maintained in amended form, in whole or in part, if the Board of Appeal does not uphold the opposition decision. The Board of Appeal scheduled oral appeal proceedings for September 26, 2023. Revocation or limitation of the ‘725 Patent may limit our ability to stop others from using or commercializing similar or identical products and solutions to ours or limit the duration of the patent protection of our products and solutions. We are also aware of an opposition proceeding filed at the European Patent Office (“EPO”) by Sanofi against EP Patent No. 3 318 881 B1 (the “‘881 Patent”) on April 15, 2021, another European patent that we (i.e. Centogene GmbH) own relating to our biomarker for Gaucher disease. The EPO opposition proceeding challenges the patentability of the ‘881 Patent in its entirety. Oral proceedings concerning the European patent took place before the opposition division of the EPO on May 04, 2022. The '881 Patent was maintained in limited form. We and Sanofi appealed the opposition decision. While we claim in our appeal that the opposition decision is reversed and the 881 Patent is maintained based on the set of claims as granted, Sanofi claims that the ‘881 Patent is revoked in its entirety. The outcome of the appeal is unclear. The ‘881 Patent may be revoked or maintained in amended, also further limited form, in whole or in part, which could materially harm our business. Revoking or maintaining the ‘881 Patent in amended form may limit our ability to stop others from using or commercializing similar or identical products and solutions to ours or limit the duration of the patent protection of our products and solutions. See “Item 4. Information On The Company—B. Business Overview—Legal Proceedings” and “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.” Sanofi or other third parties may file future oppositions or other challenges, in Europe or other jurisdictions, against other patents that we own and may also challenge or attack the validity of the national parts of the ‘725 Patent and/or the ‘881 Patent before national patent courts in parallel or after the proceedings before the EPO. An adverse determination in any such proceeding or litigation could reduce the scope of, or invalidate, our patent rights, allow third parties to commercialize our products or solutions and compete directly with us, without payment to us.

As of June 1, 2023, actions will most likely also be possible before the new European Unified Patent Court. If we do not actively exclude our existing (European patent applications as well as granted) European patents from this system (“opt-out”), they will become part of this new court system and it will be possible for third parties to challenge these patents before the courts of the Unified Patent Court system, with the consequence that these patents can then be restricted or revoked for the territory of all EU Member States participating in the Unitary Patent Court system (at the time of February 2023, these are Austria, Belgium, Bulgaria, Denmark, Estonia, Finland, France, Germany, Italy, Latvia, Lithuania, Luxembourg, Malta, the Netherlands, Portugal, Slovenia and Sweden; other countries may be added in the future, in particular Cyprus, Czech Republic, Greece, Hungary, Ireland, Romania and Slovakia) for which the European patent has effect. The same applies for future European patents and patent applications that are not opted out of the Unified Patent Court system, which is possible for a period of seven years after the date of entry into force of the Agreement on a Unified Patent Court unless an action has already been brought before the Unified Patent Court system in respect of the European patent or patent application. For future European patent applications, it also has to be decided whether a request for unitary effect is submitted with the consequence that the patent if grantable will be granted as Unitary Patent and can therefore be challenged before the Unified Patent Court and be restricted or revoked for the territory of all EU Member States participating in the Unitary Patent Court system.

Moreover, we may have to participate in interference proceedings declared by the USPTO to determine priority of invention or in post-grant challenge proceedings, such as oppositions in a foreign patent office or nullity or entitlement proceedings, that challenge priority of invention or other features of patentability. Such challenges may result in loss of patent rights, loss of exclusivity, or in patents being cancelled, narrowed, amended, invalidated, revoked, or held unenforceable, in whole or in part, which could limit our ability to stop others from using or commercializing similar or identical products and solutions, or limit the duration of the patent protection of our products and solutions. Such proceedings could also result in substantial costs in legal fees and require significant time from our management and employees, even if the eventual outcome is favorable to us. In the event of entitlement proceedings, purported co-inventors may bring claims for ownership, co-ownership, compensation and/or damages. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common shares. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations, and prospects.

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

Litigation or other proceedings or third-party claims of intellectual property infringement could require us to spend significant time and money and could prevent us from selling our products and solutions and/or impact our share price.

Our commercial success depends upon our ability to develop and commercialize products and solutions and use our proprietary technologies without infringing, misappropriating or otherwise violating the intellectual property and proprietary rights of third parties. We could become party to, or threatened with, adversarial proceedings or litigation regarding intellectual property rights with respect to our technology and any products or solutions we may develop, including interference proceedings, post-grant review, IPR, and derivation proceedings before the USPTO and similar proceedings in foreign jurisdictions, such as oppositions before the EPO or nullity or entitlement proceedings. Third parties may assert infringement and other claims against us based on existing patents or patents that may be granted in the future, regardless of their merit, and we may assert infringement and other claims against third parties. As we continue to commercialize our genetic rare and neurogenerative disease information solutions (including our biomarkers), launch new solutions and enter new markets, we expect that competitors will claim that our products or solutions infringe or otherwise violate their intellectual property rights, including as part of business strategies designed to impede our successful commercialization and entry into new markets. Third parties may have obtained, and may in the future obtain, patents under which such third parties may claim that the use of our technologies constitutes patent infringement. Third parties have in the past asserted and may in the future assert that we are employing their proprietary technology without authorization, and we occasionally receive letters from third parties inviting us to take licenses under, or alleging that we infringe, their patents. Depending upon the circumstances, we may elect to remove a particular biomarker from one of our products or solutions.

Even if we believe that third-party intellectual property claims are without merit, there is no assurance that a court would find in our favor on questions of infringement, validity, enforceability, or priority. A court of competent jurisdiction could hold that these third-party patents are valid, enforceable, and infringed, which could materially and adversely affect our ability to commercialize any products or solutions we may develop or have developed. In order to successfully challenge the validity of any such U.S. patent in federal court or in courts in other jurisdictions, we would need to overcome a presumption of validity. As this burden is a high one, requiring us to present clear and convincing evidence as to the invalidity of any such U.S. patent claim, there is no assurance that a court of competent jurisdiction would invalidate the claims of any such U.S. patent. The same applies to other jurisdictions and patents. Even if we were to find prior art that could justify the invalidation of the intellectual property right under which we are attacked, because of the bifurcated system dealing with infringement and validity before different courts in some jurisdictions (e.g., Germany), we may first be injuncted for infringement of the intellectual property right, which may be corrected only after subsequent invalidation of the intellectual property right. If we are found to infringe a third party’s intellectual property rights, and we are unsuccessful in demonstrating that such patents are invalid or unenforceable, we could be required to obtain a license from such third party to continue commercializing our products or solutions. However, we may not be able to obtain any required license on commercially reasonable terms, or at all and therefore may be unable to develop, sell or otherwise commercialize our products or solutions. Even if we were able to obtain a license, it could be non-exclusive, thereby giving our competitors and other third parties access to the same technologies licensed to us, and it could require us to make substantial licensing, royalty, and other payments. Furthermore, parties making claims against us may be able to obtain injunctive or other relief, which could block our ability to develop, commercialize, and sell our products and solutions, and could result in the award of substantial damages against us. In the event of a successful claim of infringement, misappropriation, or other intellectual property violation against us, we may be required to render account for and pay damages and attorneys’ fees, recall or destroy stocks and obtain one or more licenses from third parties, or be prohibited from developing, commercializing and selling certain products or solutions. In addition, we could be found liable for significant monetary damages, including treble damages and attorneys’ fees, if we are found to have willfully infringed a patent or other intellectual property right.

The new European Unified Patent Court system, which is expected to start on June 1, 2023, will allow the patent owner to obtain injunctive relief with unitary effect with a single decision of the courts of the Unified Patent Court system, i.e. within all the territories of the EU Member States participating in the Agreement on a Unified Patent Court including e.g. claims for damages, compensation, recall, destruction and information with regard to its Unitary Patents. For European patents not taken out of the Unified Patent Court system by “opt-out” and future European patents for which no request for unitary effect was submitted, decisions of the courts of the Unified Patent Court system cover the territory of the EU Member States participating in the Agreement on a Unified Patent Court for which the European patent has effect. This may result in the loss of significant market opportunities and substantial adverse effects of a judgement.

Even if resolved in our favor, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses and could distract our personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions, or other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our shares. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing, or distribution activities. We may not have sufficient financial or other resources to conduct such litigation or proceedings adequately. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources and more mature and developed intellectual property portfolios. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. We also could incur substantial costs and divert the attention of our management and other employees in participating in litigation or proceedings of this nature, and an adverse ruling or perception of an adverse ruling could have a material adverse impact on our cash position and share price. Any of the foregoing could materially harm our business, prospects, financial condition and results of operations.

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

In connection with the development of new products and solutions we may license intellectual property from third parties in the future or may deem it necessary to do so in order to commercialize our products or solutions. We may be unable to obtain these licenses at a reasonable cost, or at all. We could, therefore, incur substantial costs related to royalty payments or other payments for licenses obtained from third parties. We may also be unable to obtain exclusive rights to use such intellectual property or technology in all relevant fields of use and in all territories in which we may wish to develop or commercialize our products and solutions in the future and, as a result, we may not be able to prevent competitors from developing and commercializing competitive products or solutions. Moreover, we could encounter delays in introducing new products or solutions while we attempt to develop alternative products and solutions, and the defense of any lawsuit or failure to obtain any of these licenses on favorable terms could prevent us from commercializing our products and solutions, which would materially affect our ability to grow.

Our licensors might conclude that we have materially breached our license agreements and might therefore terminate the license agreements, thereby removing our ability to develop and commercialize products and solutions covered by such agreements. License agreements could also be time-limited or terminated, when possible, thereby removing our ability to develop and commercialize products and solutions covered by such agreements. If these in-licenses are terminated, or if the underlying patents fail to provide the intended exclusivity, competitors might have the freedom to market competing products and solutions identical or similar to ours. Disputes may arise regarding intellectual property subject to a licensing agreement, including:

●	the scope of rights granted under the license agreement and other interpretation-related issues; as well as the effectiveness of the license agreement in general;
●	whether our products and solutions infringe on intellectual property of the licensor that is not subject to the licensing agreement;
●	the sublicensing of patent and other rights under our collaborative development relationships;
●	our diligence obligations under the license agreement and what activities satisfy those diligence obligations;
●	the payment of royalties;
●	the inventorship and ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our licensors and us and our partners, including the question of bearing the costs; and
●	the priority of invention of patented technology.

In addition, agreements under which we license intellectual property or technology from third parties could be complex and turn out to be invalid in whole or in part. Certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology or increase what we believe to be our financial or other obligations under the relevant agreement. Moreover, if disputes over intellectual property or technology that we have licensed prevent or impair our ability to maintain other licensing arrangements on commercially acceptable terms, defending our position could materially harm our business, prospects, financial condition and results of operations.

With regard to the expected start of the Unified Patent Court on June 1, 2023, it should be noted that this is a completely new court system, whose procedural and adjudicative methods as well as the mutual effects between the national European patent jurisdictions and the jurisdiction of the new system are practically impossible to assess at present. This creates an uncertainty that may harm our business, prospects, financial condition and results of operations because decisions may be issued, and case law may develop that is disadvantageous for us.

Developments in patent law could have a negative impact on our business.

Changes in either the patent laws or interpretation of patent laws could increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of issued patents. From time to time, the United States Supreme Court (the “Supreme Court”), other federal courts, the U.S. Congress, the USPTO, or other foreign patent offices, courts or legislators may change the standards of patentability and any such changes could have a negative impact on our business. Assuming that other requirements for patentability are met, prior to March 2013, in the United States, the first to invent the claimed invention was entitled to the patent, while outside the United States, the first to file a patent application was entitled to the patent. After March 2013, under the Leahy-Smith America Invents Act (the “America Invents Act”), enacted in September 2011, the United States transitioned to a first inventor to file system in which, assuming that other requirements for patentability are met, the first inventor to file a patent application will be entitled to the patent on an invention regardless of whether a third party was the first to invent the claimed invention. The America Invents Act also includes a number of significant changes that affect the way patent applications will be prosecuted and also may affect patent litigation. These include allowing third-party submission of prior art to the USPTO during patent prosecution and additional procedures to attack the validity of a patent by USPTO-administered post-grant proceedings, including post-grant review, IPR, and derivation proceedings. However, the America Invents Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could have a material adverse effect on our business, financial condition, results of operations, and prospects.

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

We cannot fully predict what impact the Supreme Court’s decisions in Prometheus, Myriad, Alice Corp., and other decisions may have on our ability or the ability of companies or other entities to obtain or enforce patents relating to DNA, genes, or genomic-related discoveries in the future. Despite the USPTO’s interim guidance and Federal Circuit cases described above, the contours of when claims reciting laws of nature, natural phenomena, or abstract ideas may meet the patent eligibility requirements are not clear and may take years to develop via interpretation at the USPTO and in the courts. There are many previously issued patents claiming nucleic acids and diagnostic methods based on natural correlations that issued before the recent Supreme Court decisions discussed, and although many of these patents may be invalid under the standards set forth in the Supreme Court’s recent decisions, until successfully challenged, these patents are presumed valid and enforceable, and certain third parties could allege that we infringe, or request that we obtain a license to, these patents. Whether based on patents issued prior to or after these Supreme Court decisions, we might have to defend ourselves against claims of patent infringement, or choose to license rights, if available, under patents claiming such methods. In particular, although the Supreme Court has held in Myriad that isolated genomic DNA is not patent-eligible subject matter, certain third parties could allege that activities that we may undertake infringe other classes of gene-related patent claims, and we could have to defend ourselves against these claims by asserting non-infringement and/or invalidity positions or pay to obtain a license to these claims. In any of the foregoing or in other situations involving third-party intellectual property rights, if we are unsuccessful in defending against claims of patent infringement, we could be forced to pay damages or be subjected to an injunction that would prevent us from utilizing the patented subject matter in question if we are unable to obtain a license on reasonable terms or at all. Such outcomes could materially affect our ability to offer our products and solutions and have a material adverse impact on our business. Even if we are able to obtain a license or successfully defend against claims of patent infringement, the cost and distraction associated with the defense or settlement of these claims could have a material adverse impact on our business. Any of the foregoing could materially harm our business, prospects, financial condition and results of operations.

We may not be able to enforce our intellectual property rights throughout the world.

Many companies have encountered significant problems in protecting and defending intellectual property rights in certain foreign jurisdictions. Accordingly, we may face an increased risk in these jurisdictions that unauthorized parties may attempt to copy or otherwise obtain or use our patented technology, trademarks, formulations or other intellectual property. The laws of some foreign countries do not protect intellectual property rights to the same extent as the laws of Germany or the United States. Specifically, the legal systems of some countries, particularly developing countries, do not favor the enforcement of patents and other intellectual property protection, especially those relating to biotechnology. This could make it difficult for us to stop the infringement of our patents or other intellectual property rights and to prevent third parties from selling or importing products made using our inventions in and to the United States, Germany or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent or other protection to develop their own products and, further, may export otherwise infringing products to territories where we have patent protection but enforcement is not as strong as that in Germany or the United States. These products may compete with our products and solutions, and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing. In addition, the use of our patents and/or other intellectual property rights may be permitted in individual cases because, for example, prior use rights or other privileges exist, e.g. use of the patents for experimental or research purposes. Additionally, many countries have compulsory licensing laws under which a patent owner must grant licenses to third parties or limit the enforceability of patents against third parties, including government agencies or government contractors. In these countries, patents may provide limited or no benefit. Patent protection must ultimately be sought on a country-by-country basis, which is an expensive and time-consuming process with uncertain outcomes. Accordingly, we may choose not to seek patent protection in certain countries, and we will not have the benefit of patent protection in such countries.

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

Third parties may in the future make claims challenging the inventorship or ownership of our intellectual property. For example, we rely on certain third parties to provide us with biological materials that we use to conduct our genomic analyses. We have written agreements with collaborators that provide for the ownership of intellectual property arising from our collaborations. These agreements provide that we must negotiate certain commercial rights with collaborators with respect to joint inventions or inventions made by our collaborators that arise from the results of the collaboration. In some instances, there may not be adequate written provisions to clearly address the resolution of intellectual property rights that may arise from a collaboration. If we cannot successfully negotiate sufficient ownership and commercial rights to the inventions that result from our use of a third-party collaborator’s materials where required, or if disputes otherwise arise with respect to the intellectual property developed with the use of a collaborator’s samples, we may be limited in our ability to capitalize on the market potential of these inventions. In addition, we may face claims that our agreements with our management, employees, contractors, or consultants obligating them to assign intellectual property to us are ineffective, or in conflict with prior or competing contractual obligations of assignment, which could result in ownership disputes regarding intellectual property we have developed or will develop and interfere with our ability to capture the commercial value of such inventions. We cannot exclude the possibility that third parties may claim to have made contributions to our inventions and accordingly claim co-inventor shares in inventions that we believe were made without the participation of third parties. Litigation may be necessary to resolve an ownership dispute, and if we are not successful, we may be precluded from using certain intellectual property, or may lose our exclusive rights in that intellectual property and may even face damages and/or compensation claims of the third party for our use of the intellectual property. Any of the foregoing could materially harm our business, prospects, financial condition and results of operations.

Most of our employees and inventions are subject to German law.

Most of our personnel, including many of our directors, work in Germany and are subject to German employment law. Inventions which may be the subject of a patent or of protection as a utility model and which are or were made by personnel working in Germany (except for legal representatives of our respective legal entities, for example managing directors) are subject to the provisions of the German Act on Employees’ Inventions (Gesetz über Arbeitnehmererfindungen) (the “German Inventions Act”), which regulates the ownership of, and compensation for, inventions made by employees. We face the risk that disputes may occur between us and our current or past employees pertaining to the sufficiency of compensation paid by us, allocation of rights to inventions under this Act or alleged non-adherence to the provisions of this Act, any of which may be costly to resolve and take up our management’s time and efforts whether we prevail or fail in such dispute. In addition, under the German Inventions Act, certain employees retain rights to patents and/or utility models they invented or co-invented and disclosed to us prior to October 1, 2009. If we do not manage to have the respective third-party interests transferred to us or are unable to obtain an exclusive license to any such third-party co-owners’ or owners’ interest in such patents and/or utility models, such co-owners or owners may be able to transfer or license their rights to other third parties, including our competitors. In addition, we may need the cooperation of any such co-owners or owners to enforce any such patents and/or utility models against third parties, or to conclude license agreements regarding such patents and/or utility models with third parties, and such cooperation may not be provided to us. While we believe that all our current and past German employee inventors have subsequently assigned to us their interest in inventions, patents and/or utility models they invented or co-invented, there can be no assurance that all such assignments are fully effective, which can lead to unexpected costs or economic disadvantages. Even if we lawfully own all inventions created by our employees who are subject to the German Inventions Act, we are required under German law to reasonably compensate such employees for the use of the inventions and intellectual property rights related thereto. If we are required to pay compensation or face other disputes under the German Inventions Act, our results of operations could be adversely affected. Legal representatives of legal entities, for example managing directors, whose contractual relationships with the respective entity are subject to German law and that are not subject to the German Inventions Act as well as consultants must assign and transfer their interest in inventions, patents and/or utility models they invent or co-invent to us in order for us to have any rights to such inventions, patents and/or utility models. While we believe that all assignments have been made, there can be no assurance that all such assignments are fully effective, which may harm our business, prospects, financial condition and results of operations.

If any of our current or past employees, legal representatives of our legal entities or consultants obtain or retain ownership or co-ownership of any inventions or related intellectual property rights that we believe we own, we may lose valuable intellectual property rights and be required to acquire the respective third-party interests or to obtain and maintain licenses from such employees, legal representatives of legal entities or consultants to such inventions or intellectual property rights, which may not be available on commercially reasonable terms or at all, or may be non-exclusive. If we are unable to acquire the respective third-party interests or to obtain and maintain a license to any such employee’s, legal representatives of legal entities’ or consultant’s interest in such inventions or intellectual property rights, we may need to cease the development, manufacture, and commercialization of one or more of the products or solutions we may develop or may have developed. In addition, any loss of exclusivity of our intellectual property rights could limit our ability to stop others from using or commercializing similar or identical products and solutions. We may also face entitlement, compensation and/or damages claims from our current or past employees, legal representatives of our legal entities or consultants owning or co-owning any inventions or related intellectual property rights that we believe we own. Any of the foregoing events could materially harm our business, prospects, financial condition and results of operations.

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

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations and may not adequately protect our business or permit us to maintain our competitive advantage. For example:

●	others may be able to make products or solutions that are similar to any products or solutions we develop or commercialize or utilize similar technology but that are not covered by the claims of our patents or patents that we might own or license in the future;
●	we might not have been the first to make the inventions covered by the issued patents or pending patent applications that we own or may own or license in the future, and this may result for example in possible rights to use the invention for the one who first made the invention; and in the invalidity of our patents;
●	we might not have been the first to file patent applications covering certain of our inventions;
●	others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our intellectual property rights;
●	it is possible that our pending patent applications or those that we may own or license in the future will not lead to issued patents;

●	our issued patents or patents for which we hold or will hold licenses may be held invalid or unenforceable, including as a result of legal challenges by our competitors;
●	courts might find our patents not infringed by products of third parties;
●	our customers or competitors might conduct research and development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products or solutions for sale in our major commercial markets;
●	we may not develop additional proprietary technologies that are patentable;
●	the patents of others may harm our business; and
●	we may choose not to file a patent in order to maintain certain trade secrets or know-how, and a third party may subsequently file a patent covering such intellectual property.

Should any of these events occur, they could materially harm our business, prospects, financial condition and results of operations.

Risks Relating to Our Financial Condition and Capital Requirements

We have a history of losses and we may incur losses in the future.

We have historically incurred losses, including total comprehensive losses of €31,917 thousand, €45,703 thousand, and €22,034 thousand in the years ended December 31, 2022, 2021 and 2020, respectively. We expect our losses to continue as a result of ongoing research and development expenses and increased selling and marketing costs. These losses have had, and will continue to have, an adverse effect on our working capital, total assets, and shareholders’ equity. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our inability to achieve and then maintain profitability would negatively affect our business, financial condition, results of operations, and cash flows.

We will require additional funding to continue as a going concern.

We incurred net losses for the year ended December 31, 2022. Our continued operations and the development of our business will require additional capital. Based on our current and anticipated level of operations, we do not believe that our cash and cash equivalents, together with anticipated revenues from operations, will be sufficient to meet our anticipated operating expenses, liabilities and obligations for at least 12 months from the date of this Annual Report. We will require additional funds to sustain operations, satisfy our obligations and liabilities, fund our ongoing operations, or for other purposes. In addition to sales of our products, we have historically relied upon sales of our equity or debt securities to fund our operations.

For example, on January 31, 2022, we entered into a securities purchase agreement and a warrant agreement, each signed with certain investors, under which we received EUR 15.0 million as consideration for the issuance by us of an aggregate of 4,479,088 common shares at a price per share of USD 3.73 and warrants initially exercisable for the purchase of up to an aggregate of 1,343,727 additional common shares at an initial exercise price per common share of USD 7.72. The warrants are exercisable immediately as of the date of issuance and will expire on December 31, 2026.

On January 31, 2022, the Company and certain of its subsidiaries entered into a loan and security agreement with Oxford Finance LLC (“Oxford”) in the total amount of up to USD 45.0 million (as amended from time to time, the “Loan and Security Agreement”). The Loan and Security Agreement contains customary affirmative covenants, negative covenants and events of default, including covenants and restrictions that, among other things, require the Company to satisfy a financial covenant, restrict the Company’s ability to transfer cash to its subsidiaries and, in certain circumstances, restrict the Company’s ability to incur liens, incur additional indebtedness, engage in mergers and acquisitions, make distributions or make asset sales without the prior written consent of the lenders thereunder. Additional debt financing, if available, would further increase our fixed payment obligations and may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends.

On July 28, 2022, we amended the Loan and Security Agreement to expand the scope of Permitted Indebtedness and Permitted Liens (each, as defined therein). On April 30, 2023, we amended the Loan and Security Agreement for a second time (the “Second Amendment”) to permit (i) the delivery of our audited consolidated financial statements for the fiscal year ended December 31, 2022 thirty days later than is otherwise required and (ii) the listing of our common shares on NASDAQ Capital Market.

The Second Amendment introduced new requirements that (i) we prepay any outstanding loans under the Loan and Security Agreement in an amount of $5.0 million (plus fees, interest and expenses, in each case, pursuant to the terms of the Loan and Security Agreement) upon the first new business development or financing transaction we enter and (ii) we maintain at least €9.1 million in unrestricted cash on deposit in collateral accounts subject to Oxford’s perfected security interest granted under the Loan and Security Agreement.

Management plans to complete a significant financing primarily through private equity financing and/or convertible debt financing. The convertible debt financing discussions are at a progressed stage and aim to, not only, obtain a significant cash injection but also a long-term strategic collaboration in one of our key commercial regions. In parallel, management is in discussion with several private equity parties aiming to materialize a significant capital injection also with a suitable strategic fit for the company. Management has a reasonable level of confidence that one or more of the mentioned transactions should materialize in the next months improving the overall cash position and the mid-long-term sustainability of the Company.

The requirement for additional financing represents a material uncertainty that raises significant doubt about our ability to continue as a going concern. Without such funding considered, our current cash and cash equivalents will not be sufficient to fund our operations and meet all of our obligations as they fall due for at least one year from the date of the issuance of these consolidated financial statements. We do not know whether additional funding will be available in the desired amount, at the desired time, or on acceptable terms, or at all. Our ability to obtain required debt or equity financing or funds from other transactions will be subject to a number of factors, including without limitation market conditions, our capitalization, our operating performance and investor sentiment. We cannot assure you that we will be able to secure the funding required to allow us to continue as a going concern.

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

Our ongoing efforts to expand our business will require substantial cash resources. We may consider raising additional capital in the future to expand our business, to pursue strategic investments, to take advantage of financing opportunities, or for other reasons, including to:

●	increase our sales and marketing efforts to drive market adoption of our products and solutions and address competitive developments;
●	fund development and marketing efforts of any future products and solutions;
●	further expand our laboratory operations;
●	expand our technologies into other types of diseases;
●	obtain, maintain, protect and enforce existing or new intellectual property rights;
●	acquire, license or invest in technologies, including information technologies;
●	acquire or invest in complementary businesses or assets; and
●	finance capital expenditures and general and administrative expenses.
●	Our present and future funding requirements will depend on many factors, including:

●	our ability to achieve revenue growth;
●	the cost of expanding our laboratory operations and offerings, including our sales and marketing efforts;
●	our rate of progress in, and cost of the sales and marketing activities associated with, establishing adoption of our products and solutions;
●	our rate of progress in, and cost of research and development activities associated with, products and solutions in research and early development;
●	the effect of competing technological and market developments;
●	costs related to international expansion; and
●	the potential cost of and delays in research and development as a result of any regulatory oversight applicable to our products and solutions.

If we raise funds by issuing debt securities, those debt securities would have rights, preferences, and privileges senior to those of holders of our common shares. The terms of debt securities issued or borrowings pursuant to a credit or similar agreement could impose significant restrictions on our operations. Such financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring debt, making capital expenditures or declaring dividends. If additional funds are raised by issuing equity securities through the sale of common shares or securities convertible or exchangeable into common shares, the ownership interest of our shareholders may be further diluted, and the terms of any securities may include liquidation or other preferences that materially adversely affect the rights of our common shareholders. In addition, if we were to issue equity securities at a low share price and low market valuation, it might be difficult for us to raise sufficient additional funds due to the significant dilution to current shareholders.

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

Additional equity or debt financing might not be available on reasonable terms or at all. Because of our potential long-term capital requirements, we may access the public or private equity or debt markets whenever conditions are favorable, even if we do not have an immediate need for additional capital at that time. If we cannot secure additional funding when needed, we may have to delay, reduce the scope of, or eliminate one or more research and development programs or sales and marketing initiatives. In addition, we may have to work with a partner on one or more of our development programs, which could lower the economic value of those programs to us. Lastly, if we are unable to obtain the requisite amount of financing needed to fund our planned operations, our business could be jeopardized, and we may not be able to continue our operations or pursue our strategic plans. If we are forced to scale down or limit or cease operations, our shareholders could lose all of their investment in our Company.

Increasing our financial leverage could affect our operations, profitability and ability to raise additional capital.

Following disbursement of the second tranche of USD 20.0 million loan of our Loan and Security Agreement, our leverage has increased further. Our leverage may materially affect the availability of additional capital resources as well as our operations in several ways, including higher levels of interest expense to service or maintain our outstanding debt, the unavailability of additional borrowings in the future to repay our indebtedness when it comes due, less attractive economic or legal terms on which capital may be available to us and the possible diversion of liquidity from other uses.

Failure to meet covenants in our debt agreements could result in acceleration of our payment obligations thereunder, and we may not be able to find alternative financing.

Under the Loan and Security Agreement among Centogene N.V., Centogene GmbH, CentoSafe B.V. and Centogene US, LLC, as well as Oxford Finance LLC, we are required to maintain a specified amount of consolidated gross product revenue from our diagnostics and pharmaceutical services segments as of the end of each fiscal quarter on a trailing twelve-month basis, as specified in the Loan and Security Agreement. Our ability to comply with this covenant may be affected by factors beyond our control.

On July 28, 2022, we amended the Loan and Security Agreement to expand the scope of Permitted Indebtedness and Permitted Liens (each, as defined therein). On April 30, 2023, we amended the Loan and Security Agreement for a second time to permit (i) the delivery of our audited consolidated financial statements for the fiscal year ended December 31, 2022 thirty days later than is otherwise required and (ii) the listing of our common shares on NASDAQ Capital Market.

The Second Amendment introduced new requirements that (i) we prepay any outstanding loans under the Loan and Security Agreement in an amount of $5.0 million (plus fees, interest and expenses, in each case, pursuant to the terms of the Loan and Security Agreement) upon the first new business development or financing transaction we enter and (ii) we maintain at least €9.1 million in unrestricted cash on deposit in collateral accounts subject to Oxford’s perfected security interest granted under the Loan and Security Agreement.

If we fail to comply with the covenants contained in the Loan and Security Agreement or the amendments thereto, it could result in an event of default under the Loan and Security Agreement, which would permit or, in certain events, require Oxford to declare all amounts outstanding thereunder to be immediately due and payable. There can be no assurances that we will be able to repay all such amounts or able to find alternative financing in an event of a default. Even if alternative financing is available in an event of a default under the Loan and Security Agreement, it may be on unfavorable terms, and the interest rate charged on any new borrowings could be substantially higher than the interest rate under the Loan and Security Agreement, thus adversely affecting cash flows, results of operations, and ultimately, our ability to meet operating cash flow requirements.

The restrictive covenants in the Loan and Security Agreement and the Borrower’s obligation to make debt payments under the Loan and Security Agreement may limit our operating and financial flexibility and may adversely affect our business, financial condition and results of operations.

The Loan and Security Agreement imposes operating and financial restrictions and covenants, which may limit or prohibit our ability to, among other things:

●	incur additional indebtedness;
●	make investments, including acquisitions;
●	make payments on debt subordinated to the creditors under the Loan and Security Agreement;
●	create liens on our property;
●	make dividends, distributions or other restricted payments;
●	effect affiliate transactions;
●	enter into mergers, divisions, consolidations or sales of substantially all of our or our subsidiaries’ assets;
●	change business activities; or
●	sell or otherwise dispose of property (without using the proceeds thereof to repay the obligations under the Loan and Security Agreement).

In addition, we are required to comply with certain financial covenants under the Loan and Security Agreement as described above.

Such restrictive covenants in the Loan and Security Agreement and our repayment obligations under the Loan and Security Agreement could have adverse consequences to us, including:

●	limiting our ability to use cash;
●	requiring us to prepay any outstanding loans under the Loan and Security Agreement in an amount of $5.0 million (plus fees, interest and expenses, in each case, pursuant to the terms of the Loan and Security Agreement) upon the first new business development or financing transaction we enter;
●	limiting our flexibility in operating our business and planning for, or reacting to, changes in our business and our industry;

●	requiring the dedication of a substantial portion of any cash flow from operations to the payment of principal of, and interest on, our indebtedness, as well as to maintain at least €9.1 million in unrestricted cash in collateral accounts subject to Oxford’s perfected security interest granted under the Loan and Security Agreement, thereby reducing the availability of such cash flow to fund our operations, working capital, capital expenditures, future business opportunities and other general corporate purposes;
●	restricting us from making strategic acquisitions or causing us to make non-strategic divestitures;
●	limiting our ability to obtain additional financing;
●	limiting our ability to adjust to changing market conditions; and
●	placing us at a competitive disadvantage relative to our competitors who are less leveraged.

If we fail to comply with the terms of the Loan and Security Agreement and there is an event of default, the creditors may foreclose upon the assets securing our obligations thereunder.

To secure the performance of our obligations under the Loan and Security Agreement, we granted Oxford security interests in substantially all of the assets of the Borrower. On April 30, 2023, we amended the Loan and Security Agreement to permit (i) the delivery of our audited consolidated financial statements for the fiscal year ended December 31, 2022 thirty days later than is otherwise required and (ii) the listing of our common shares on NASDAQ Capital Market.

The Second Amendment introduced new requirements that (i) we prepay any outstanding loans under the Loan and Security Agreement in an amount of $5.0 million (plus fees, interest and expenses, in each case, pursuant to the terms of the Loan and Security Agreement) upon the first new business development or financing transaction we enter and (ii) we maintain at least €9.1 million in unrestricted cash on deposit in collateral accounts subject to Oxford’s perfected security interest granted under the Loan and Security Agreement.

Our failure to comply with the terms of the Loan and Security Agreement and the amendments thereto could result in an event of default thereunder. In that event, Oxford will have the option to (and, in certain circumstances, will have the obligation to) foreclose on the assets of the Borrower pledged as collateral under the Loan and Security Agreement or the other documents executed in connection with the Loan and Security Agreement. The foreclosure on our assets could severely and negatively impact our business, financial condition and results of operations.

We may be required to refund grants and subsidies.

We have received various grants and subsidies to fund our research and development programs from various funding organizations. However, the Company continues to engage in efforts to secure further grants and subsidies for the next development steps of its product candidates. Some of these grants and subsidies provide for certain requirements in respect of the utilization of proceeds generated because of the publicly sponsored projects. For example, we received grants from the European Regional Development Fund to fund our Rostock facility, which grants are limited in purpose to development and innovation in the state of Mecklenburg-Western Pomerania, Germany. Other grants which we obtain may impose restrictions on our operations, and if we are in noncompliance with the restrictions and conditions of any grant or subsidy program, a partly or complete repayment cannot be excluded. This may also apply to grants and subsidies we may apply for in the future. If we are required to refund grants or subsidies, this could have a material adverse effect on our liquidity and cash flow position and may negatively affect our business, prospects, and financial conditions. In the year ended December 31, 2022, we have received a total of €506 thousand in grants for our activities.

We incur significant costs as a result of operating as a public company and our management needs to devote substantial time to public company compliance programs.

As a public company, we incur significant legal, accounting, and other expenses due to our compliance with regulations and disclosure obligations applicable to us, including compliance with the Sarbanes-Oxley Act, as well as rules implemented by the SEC, and the Nasdaq Global Market (“Nasdaq”). The SEC and other regulatory authorities have continued to adopt new rules and regulations and make additional changes to existing regulations that require our compliance. In July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) was enacted. There are significant corporate governance- and executive compensation-related provisions in the Dodd-Frank Act that have required the SEC to adopt additional rules and regulations in these areas. Shareholder activism, the current political environment, and the current high level of government intervention and regulatory reform may lead to substantial new regulations and disclosure obligations, which may lead to additional compliance costs and impact, in ways we cannot currently anticipate, and the way we operate our business. Our management and other personnel will need to devote a substantial amount of time to these compliance programs and the monitoring of public company reporting obligations, and as a result of the new corporate governance- and executive compensation-related rules, regulations, and guidelines prompted by the Dodd-Frank Act, and further regulations and disclosure obligations expected in the future, we will likely need to devote additional time and costs to comply with such rules and regulations. These rules and regulations will cause us to incur significant legal and financial compliance costs and will make certain activities more time-consuming and costly.

To comply with the requirements of being a public company, we may need to undertake various actions, including implementing new internal controls and procedures and hiring new accounting or internal audit staff. The Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are continuing to develop and refine our disclosure controls, other procedures and internal control over financial reporting that are designed to ensure that information required to be disclosed by us in the reports that we file with the SEC is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms, and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our principal executive and financial officers. Our current controls and any new controls that we develop may become inadequate, and additional material weaknesses in our internal control over financial reporting may be discovered in the future. Any failure to develop or maintain effective controls could adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting, which we may be required to include in the periodic reports we file with the SEC under Section 404 of the Sarbanes-Oxley Act, and could harm our operating results, cause us to fail to meet our reporting obligations, or result in a restatement of our prior period financial statements. For example, we identified some errors in our consolidated financial statements for the three months ended March 31, 2022, for the six months ended June 30, 2022, for the years ended December 31, 2021, December 31, 2020 and December 31, 2019, which we corrected and restated in the subsequent filings. In the event that we are not able to demonstrate compliance with the Sarbanes-Oxley Act, that our internal control over financial reporting is perceived as inadequate, or that we are unable to produce timely or accurate financial statements, investors may lose confidence in our operating results, and the price of our common shares could decline.

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

We will no longer qualify as an emerging growth company on November 6, 2024. As a result, we will be required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act for the year ending December 31, 2024, and we will no longer be able to take advantage of the exemptions from reporting available to emerging growth companies absent other exemptions or relief available from the SEC. We will incur additional expenses in connection with compliance to these regulations and our management will need to devote additional time and effort to implement and comply with such requirements. For example, we have already hired an IT specialist for the implementation of IT general controls (ITGCs) and application controls, however, due to a two-year delay caused by the COVID-19 pandemic, we are currently significantly behind in establishing robust ITGCs. As such, it might take us longer than expected and we might have to incur additional costs to be fully compliant with the requirements of the Sarbanes-Oxley Act. In addition, a failure to have ITGCs in place may also result in undetected material weaknesses in our internal control over financial reporting and could lead to financial statement restatements and require us to incur the expenses of remediation.

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

We will be required to disclose changes made in our internal controls and procedures and our management will be required to assess the effectiveness of these controls annually. However, for as long as we are an “emerging growth company” under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal controls over financial reporting pursuant to Section 404. We will cease to qualify as an emerging growth company on November 6, 2024. As result, we will be required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act for the year ending December 31, 2024. An independent assessment of the effectiveness of our internal controls could detect problems that our management’s assessment might not. Undetected material weaknesses in our internal controls could lead to financial statement restatements and require us to incur the expense of remediation.

We have identified three material weaknesses in our internal control over financial reporting and may identify additional material weaknesses in the future that may cause us to fail to meet our reporting obligations or result in material misstatements of our financial statements. If we fail to remediate our material weaknesses or if we fail to establish and maintain an effective system of internal control over financial reporting, we may not be able to report our financial results accurately or to prevent fraud.

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

In connection with the preparation of our unaudited interim condensed consolidated financial statements as of and for the nine-month period ended September 30, 2018, we identified a material weakness in our internal controls as of December 31, 2017, related to the lack of effectively designed review controls over judgmental and complex areas of the financial statement close process and a lack of effectively designed routine financial statement close process controls. The material weakness was not fully remediated as of December 31, 2022 and now relates to a lack of effectively designed review and monitoring financial statement close process controls over routine and non-routine transactions, including the inability of our business to timely and appropriately communicate non-routine transactions to the finance function, together with the lack of accounting policies to enable timely and appropriate technical assessment of the related accounting implications of non-routine transactions; and a lack of an effectively designed and operating general IT controls framework (including system interfaces). In connection with the preparation of our unaudited financial results for the second quarter ended June 30, 2022, we identified a material weakness in our internal controls as of December 31,

2021, December 31, 2020 and December 31, 2019, for the information processed and reported by third parties in the US Dx business revenue recognition cycle, related to a lack of oversight and controls over the work performed. Further, as part of our close process material adjustments were identified due to a lack of review over the work products of a third-party supplier in relation to the valuation of financial instruments.

In response to the first two material weaknesses, management hired additional senior accounting and financial professionals with the experience and knowledge necessary to supervise the financial statement closing process and review the accounting records and necessary adjustments. An additional experienced professional was also engaged to begin establishing and implementing relevant internal control procedures to address the material weaknesses identified. Management also updated its remediation plan specific to the business areas impacted that includes additional reviews by management to exercise preventive control over the business and their third-party suppliers, the appointment of a co-manager from outside of the sales team to ensure appropriate communication between relevant departments. In relation to the second material weakness, we completed an optimization of our accounting system, and we commenced automation of certain control activities and report functionality during 2022. For the third material weakness that was identified during 2022, we implemented contracting guidelines for the selection of third-party suppliers in addition to the remediation efforts related to the first material weakness above.

During 2021 and 2022, we performed risk assessments to identify relevant financial risks and significant business processes and are designing and implementing a formalized SOX based framework for internal control. We designed and formalized policies and procedures to ensure routine transactions and complex areas of the financial statement close process are sufficiently analyzed and assessed against the requirements of IFRS and our corporate governance standards. In the year ending December 31, 2023, we intend to finalize the design and implementation of our internal control framework, including trainings to improve the technical abilities of our team to identify and properly address the requirements of IFRS. Although we are working to remediate the material weaknesses as quickly and efficiently as possible, we cannot reliably estimate the duration that will be required to effectively remediate the material weaknesses.

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

As we continue to leverage our global delivery model, more of our expenses are incurred in currencies other than those in which we bill for the related services. An increase in the value of certain currencies against the euro could increase costs for delivery of services at off-shore sites by increasing labor and other costs that are denominated in local currency. There can be no assurance that our contractual provisions will offset their impacts. We also face risks that extreme economic conditions, political instability or hostilities or disasters of the type described below could impact our underlying exposures, perhaps eliminating them. Such an event could lead to losses being recognized on the currency hedges then in place, not offset by anticipated changes in the underlying hedge exposure.

Certain Factors Relating to Our Common Shares

Sales of substantial amounts of our common shares in the public market, or the perception that these sales may occur, could cause the market price of our common shares to decline.

Sales of substantial amounts of our common shares in the public market, or the perception that these sales may occur, could cause a decline in the market price of our common shares. This could also impair our ability to raise additional capital through the sale of our equity securities. Under our articles of association, we are authorized to issue up to 79,000,000 common shares, of which 27,595,835 common shares were outstanding as of December 31, 2022. If our existing shareholders sell substantial amounts of common shares in the public market, or the market perceives that such sales may occur, the market price of our common shares and our ability to raise capital through an issue of equity securities in the future could be adversely affected.

Moreover, we have entered into a registration rights agreement entitling certain of our existing shareholders to rights, subject to conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other shareholders. In addition, we have registered on a Form S-8 registration statement all common shares that we may issue under our long new term equity incentive plan.

As a result, these shares can be freely sold in the public market upon issuance, subject to volume limitations applicable to affiliates. If these additional shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common shares could decline.

Our ordinary shares may be thinly traded and you may be unable to sell at or near ask prices or at all if you need to sell your shares to raise money or otherwise desire to liquidate your shares.

Our common shares may be “thinly-traded” meaning that the number of persons interested in purchasing our common shares at or near bid prices at any given time may be relatively small. This situation may be attributable to a number of factors, including the fact that we are relatively unknown to most stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume, and that even if we came to the attention of such persons, they tend to be risk-averse and might be reluctant to follow a younger company such as ours or purchase or recommend the purchase of our shares until such time as we became more seasoned. As a consequence, there may be periods of several days or more when trading activity in our shares is minimal, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price. A broad or active public trading market for our common shares may not develop or be sustained.

We have broad discretion in the use of our cash on hand and may invest or spend it in ways with which you do not agree and in ways that may not yield a return on your investment.

As of December 31, 2022, we had €36.0 million in cash and cash equivalents. Our management will have broad discretion in the use of such cash and could spend it in ways that do not improve our results of operations or enhance the value of our common shares. You will not have the opportunity to influence our decisions on how to use our cash on hand. The failure by our management to apply these funds effectively could result in financial losses that could harm our business, cause the price of our common shares to decline and delay the development of our product candidates. Pending its use, we may invest our cash on hand in a manner that does not produce income or that loses value.

We may in the future not be compliant with all of Nasdaq’s continued listing standards and our common shares could be delisted.

Our common shares are currently listed for trading on the Nasdaq Global Market. Remaining listed for trading on Nasdaq requires us to remain compliant with Nasdaq’s current continued listing requirements, which include maintaining minimum levels of shareholders’ equity, assets and revenues (depending on the compliance standard being used to demonstrate compliance), and other quantitative standards such as minimum market value of publicly held shares, $1.00 minimum closing bid price, and number of market makers.

On December 12, 2022, we received notification from the Nasdaq Stock Market LLC Listing Qualifications Department (“Nasdaq’s Listing Department”) that our Company was not in compliance with the minimum bid price requirement set forth in Nasdaq Rule 5450(a)(1) since the closing bid price for the Company's common shares listed on Nasdaq was below US$1.00 for 30 consecutive business days. Nasdaq Rule 5450(a)(1) requires the shares to maintain a minimum bid price of US$1.00 per share, and Nasdaq Rule

5810(c)(3)(A) provides that failure to meet such a requirement exists when the bid price of the shares is below US$1.00 for a period of 30 consecutive business days. On February 6, 2023, we received confirmation from Nasdaq that our Company has regained compliance with the minimum bid price requirement for continued listing under Nasdaq Rule 5450(a)(1), because the closing bid price of our common shares had been at $1.00 per share or greater for the last 10 consecutive business days, from January 23 through February 3, 2023.

Subsequently, on April 24, 2023, we received a new notification from Nasdaq’s Listing Department, indicating that our Company was again not in compliance with the minimum bid price requirement set forth in Rule 5450(a)(1) of the Nasdaq Listing Rules since the closing bid price for the Company's common shares listed on Nasdaq was below US$1.00 for 30 consecutive business days (from March 10 through April 21, 2023). In accordance with Listing Rule 5810(c)(3)(A) of the Nasdaq Listing Rules, we have a period of 180 calendar days from the date of notification, or until October 23, 2023, to regain compliance with the minimum bid price requirement. If at any time during the 180-calendar day period, the bid price of our common shares closes at or above US$1.00 per share for a minimum of 10 consecutive business days, Nasdaq will provide written notification that we have achieved compliance with the minimum bid price requirement and will consider such deficiency matter closed. In the event we do not regain compliance by October 23, 2023, subject to the determination by the staff of Nasdaq, we may be eligible for an additional 180 calendar days compliance period if we meet the continued listing requirements for market value of publicly held shares and all other initial listing standards, with the exception of bid price requirement, of the Nasdaq Capital Market, and provide written notice to Nasdaq of our intention to cure the deficiency.

We intend to actively monitor the bid price for our common shares and will evaluate all available options to resolve the deficiency and regain compliance with Nasdaq Rule 5450(a)(1). In addition to our deficiency regarding the minimum bid price requirement, concurrently with the filing of this Annual Report, we expect to also no longer be in compliance with the shareholder’s equity requirement of Nasdaq Global Market, for which we expect to receive an additional delinquency letter. While we could transfer our listing venue to the Nasdaq Capital Market, we cannot rule out that in the future we will be able to satisfy all of the continued listing standards of the Nasdaq Capital Market.

If we are not able to meet any of Nasdaq’s continued listing standards, we could be subject to suspension and delisting proceedings. A delisting of our common shares and our inability to list on another national securities market could negatively impact us by: (i) reducing the liquidity and market price of our common shares; (ii) reducing the number of investors willing to hold or acquire our common shares, which could negatively impact our ability to raise equity financing; (iii) limiting our ability to use a registration statement to offer and sell freely tradable securities, thereby preventing us from accessing the public capital markets; and (iv) impairing our ability to provide equity incentives to our employees.

If we fail to comply with Nasdaq rules governing the diversity of our board of directors, we could be exposed to financial penalties and suffer reputational harm.

In August 2021, the SEC announced that it had approved Nasdaq’s proposed rule change to advance board diversity and enhance transparency of board diversity statistics through new listing requirements. Under these new listing rules, we are now required to annually disclose diversity statistics regarding our directors’ voluntary self-identified characteristics and to have at least one diverse director by the later of August 7, 2023, or the date on which we file our annual report in 2023 (or explain why we do not have one such director) and two diverse directors, including one who self-identifies as female and one who self-identifies as either an underrepresented minority or LGBTQ+, by August 6, 2025, or the date on which we file our annual report in 2025 (or explain why we do not have two such directors). Failure to achieve designated minimum gender and diversity levels in a timely manner exposes us to financial penalties and reputational harm.

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common shares less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we are taking advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies.” For example, for as long as we are an “emerging growth company” under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. We will cease to qualify as an emerging growth company on November 6, 2024. As result, we will be required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act for the year ending December 31, 2024, and we will no longer be able to take advantage of the exemptions from reporting available to emerging growth companies absent other exemptions or relief available from the SEC. We cannot determine if investors find our common shares less attractive because we are relying on these exemptions. If some investors find our common shares less attractive as a result, there may be a less active trading market for our common shares and our share price may be more volatile.

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

Our principal shareholders, including certain of our managing directors, supervisory board members and executive officers and entities affiliated with them, in the aggregate, continue to beneficially own approximately 57.6% of outstanding common shares as at December 31, 2022. For further information, please refer to note 21 of our consolidated financial statements as of and for the year ended December 31, 2022. As a result, these shareholders, if acting together, are able to influence or control matters requiring approval by our general meeting of shareholders, including the election of managing directors and supervisory board members, changes to our articles of association and the approval of mergers or other extraordinary transactions. They may also have interests that differ from yours and may vote in a way with which you disagree, and which may be averse to your interests. The concentration of ownership may have the effect of delaying, preventing or deterring a change of control of our company, could deprive our shareholders of an opportunity to receive a premium for their common shares as part of a sale of our company and might ultimately affect the market price of our common shares.

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

Furthermore, the withholding tax restriction referred to above is subject to the applicability of the Multilateral Convention to Implement Tax Treaty Related Measures to Prevent Base Erosion and Profit Shifting (the “MLI”). While Germany has enacted the MLI with effect as of April 1, 2021, it has, so far, refrained from initiating a notification procedure vis-à-vis the Netherlands as necessary under the rules of the MLI to set into force the rules of the MLI, and neither has the Netherlands notified the applicability of the MLI towards Germany. Only if Germany decides to change its reservation with respect to the tie-breaker provision (the "MLI Tie-Breaker Reservation") included in Article 4(3) of the 2012 Convention between the Federal Republic of Germany and the Kingdom of the Netherlands for the avoidance of double taxation with respect to taxes on income, and only if the applicability of the MLI has been mutually notified by Germany and the Netherlands, we may no longer be entitled anymore to any benefits of the double tax treaty between Germany and the Netherlands, including the withholding tax restriction, provided that Germany and the Netherlands do not reach an agreement on our tax residency for purposes of the double tax treaty between Germany and the Netherlands, except to the extent and in such manner as may be agreed upon by the authorities. As a result, any dividends distributed by us may be subject to withholding tax both in Germany and the Netherlands.

In addition, a proposed law is currently pending before the Dutch parliament, namely the Emergency act conditional exit dividend tax (Spoedwet conditionele eindafrekening dividendbelasting) which would, if enacted, impose, possibly with retroactive effect, a dividend withholding (exit) tax on certain deemed distributions if we cease to be a Dutch tax resident and become a tax resident of a jurisdiction that is not a member of the EU or the EEA, when such jurisdiction does not satisfy certain conditions. In some cases, we would have a right to recover the amount of tax from our shareholders when such shareholder is not entitled to an exemption.

We may become taxable in a jurisdiction other than Germany and this may increase the aggregate tax burden on us.

Since our incorporation we have had, on a continuous basis, our place of “effective management” in Germany. Therefore, we believe that we qualify as a tax resident of Germany based on German domestic law. As an entity incorporated under Dutch law, however, we also qualify as a tax resident of the Netherlands based on Dutch domestic law. However, based on our current management structure and the current tax laws of Germany and the Netherlands, as well as applicable income tax treaties, and current interpretations thereof, we believe that we are a tax resident solely in Germany for the purposes of the double tax treaty between Germany and the Netherlands due to the “effective management” tie-breaker. The test of “effective management” is largely a question of fact and degree based on all the circumstances, rather than a question of law. Nevertheless, the relevant case law and OECD guidance suggest that the Company is likely to be regarded as having become a German tax resident from incorporation and remaining so if, as the Company intends, (i) most meetings of its management board are held in Germany (and none are held in the Netherlands) with a majority of directors present in Germany for those meetings; (ii) at those meetings there are full discussions of, and decisions are made regarding, the key strategic issues affecting the Company and its subsidiaries; (iii) those meetings are properly minuted; (iv) at least some of the directors of the Company, together with supporting staff, are based in Germany; and (v) the Company has permanent staffed office premises in Germany. We may, however, become subject to limited income tax liability in other countries with regard to the income generated in the respective other country, for example, due to the existence of a permanent establishment or a permanent representative in such other country.

Our sole tax residency in Germany for purposes of the above-mentioned tax treaty is subject to the application of the provisions on tax residency as stipulated in such tax treaty as amended from time to time. The MLI, Germany and the Netherlands entered into, among other countries, should not, as of this date, affect such tax treaty’s rules regarding tax residency.

The applicable tax laws, tax treaties or interpretations thereof may change. Furthermore, whether we have our place of effective management in Germany and are as such tax resident in Germany is largely a question of fact and degree based on all the circumstances, rather than only a question of law, which facts and degree may also change. Changes to applicable tax laws, tax treaties or interpretations thereof and changes to applicable facts and circumstances (for example, a change of board members or the place where board meetings take place), or changes in the applicable tax treaties, including a change to the MLI, may result in us also becoming a tax resident of the Netherlands or another jurisdiction (other than Germany), potentially also triggering an exit liability in Germany. Therefore, our overall effective income tax rate and income tax expense could materially increase, which could have a material adverse effect on our business, results of operations, financial condition and prospects, which could cause our share price and trading volume to decline. However, if there is a double tax treaty between Germany and the respective other country, the double taxation of income may be reduced or avoided entirely.

Shareholders may not be able to exercise preemptive rights and, as a result, may experience substantial dilution upon future issuances of common shares

In the event of an issuance of common shares, subject to certain exceptions, each shareholder will have a pro rata preemptive right in proportion to the aggregate nominal value of the common shares held by such holder. These preemptive rights may be restricted or excluded by a resolution of the general meeting of shareholders or by another corporate body designated by the general meeting of shareholders. Our management board is authorized, until June 22, 2027, to issue shares or grant rights to subscribe for shares up to our authorized share capital from time to time and to limit or exclude preemptive rights in connection therewith. This could cause existing shareholders to experience substantial dilution of their interest in us.

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

Our ability to utilize our net operating losses (“NOLs”) is currently limited, and may be limited further, under Section 8c of the German Corporation Income Tax Act (Körperschaftsteuergesetz, the “KStG”) and Section 10a of the German Trade Tax Act (Gewerbesteuergesetz, the “GewStG”). These limitations apply if a qualified ownership change, as defined by Section 8c KStG, occurs subject to certain exemptions, as described below.

Under current tax laws, tax loss carryforwards can generally be used for an unlimited period of time but any change of control in the Company – including as a result of a capital increase – could result in the expiry of such tax loss carryforwards and of any current year losses if, subject to further prerequisites, more than 50% of the subscribed capital or voting rights of the Company will be, directly or indirectly, transferred to an acquirer (including parties related to the acquirer constituting a group of acquirers with aligned interests) within five years or a comparable acquisition occurs. However, tax loss carryforwards and unused current losses taxable in Germany will not expire to the extent that they are covered by built-in gains of the Company that are taxable in Germany at the time of such acquisition (Stille-Reserven-Klausel, the “Hidden-Reserves Clause”). Further, any share transfer that would otherwise be subject to the loss forfeiture rule above does not result upon application in forfeiture of tax loss carryforwards and interest carryforwards resulting from current business operations of the Company, if the current business operations of the Company remained the same (i) from the time of its establishment; or (ii) during the last three business years prior to the share transfer and such business operations are maintained after the transfer (fortführungsgebundener Verlustvortrag). The determination of whether the business operations have been maintained is assessed on the basis of qualitative factors, such as the produced goods and services, target markets, customer and supplier bases, etc. However, the tax loss carryforwards will be forfeited in any circumstance if, after the share transfer, the business operations of the Company become dormant, are modified or substantially restructured, the Company becomes a partner in an operating partnership (Mitunternehmerschaft), the Company becomes a fiscal unity parent, or assets are transferred from the Company and recognized at a value lower than the fair market value. This requirement is monitored until the retained tax loss carryforwards have been fully utilized.

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

As of December 31, 2022, we estimate unrecognized NOL carryforwards for German tax purposes of €133.5 million available which have not yet been assessed. However, we have not recognized a deferred tax asset for tax losses carried forward in our consolidated financial statements, see “Item 10. Financial Statements—Notes to the consolidated financial statements as of December 31, 2022 and 2021 and for the three years ended December 31, 2022, 2021 and 2020”. Future changes in share ownership may also trigger an ownership change and, consequently, a Section 8c KStG or a Section 10a GewStG limitation. Any limitation may result in the expiration of a portion or the complete tax operating loss carryforwards before they can be utilized. As a result, if we earn net taxable income, our ability to use our pre-change net operating loss carryforwards to reduce German income tax may be subject to limitations, which could potentially result in increased future cash tax liability to us.

Although we do not believe that we were a “passive foreign investment company,” or a PFIC, for U.S. federal income tax purposes for 2022, there is a significant risk that we may be a PFIC for 2023 or one or more future taxable years. If we are a PFIC for any taxable year, U.S. shareholders may be subject to adverse U.S. federal income tax consequences.

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

Based on our current operations and composition of our income and assets, and certain estimates as to the value of our assets, we do not believe that we were a PFIC for our 2022 taxable year. However, there can be no assurance that the Internal Revenue Service (the “IRS”) will agree with our conclusion. In addition, whether we will be a PFIC in 2023 or any future taxable year is uncertain because, among other things, (i) we currently own, and expect to continue to own, a substantial amount of passive assets, including cash, (ii) the value of our assets that generate non-passive income for PFIC purposes, including our goodwill and other intangible assets, is uncertain and may vary substantially over time (and may be determined, in part, by reference to our market capitalization, which has been, and may continue to be, volatile) and (iii) the composition of our income may vary substantially over time. Accordingly, there can be no assurance that we will not be a PFIC for any taxable year. For example, if we raise additional cash, or if our market capitalization continues to decline or fluctuate (and the value of our assets were determined in part by reference to our market capitalization), then there is a significant risk that we could be a PFIC for 2023, depending on the composition and average value of our assets for 2023 (which cannot be determined until after 2023).

If we are a PFIC for any taxable year during which a U.S. investor holds our common shares, we will continue to be treated as a PFIC with respect to that U.S. investor for all succeeding years during which the U.S. investor holds our common shares, even if we cease to meet the threshold requirements for PFIC status, unless certain exceptions apply. Such a U.S. investor may be subject to adverse U.S. federal income tax consequences, including (i) the treatment of all or a portion of any gain on disposition as ordinary income, (ii) an additional tax liability representing deferred interest charge on such gain and the receipt of certain dividends and (iii) compliance with certain reporting requirements. We do not intend to provide the information that would enable investors to make a qualified electing fund election (a “QEF Election”) that would result in alternative U.S. federal income tax treatment if we are a PFIC for a taxable year.

For further discussion, see “Item 10. Additional Information—E. Taxation—Material U.S. Federal Income Tax Considerations for U.S. Holders.”

If a U.S. person is treated as owning 10% or more of our stock by vote or value, such person may be subject to adverse U.S. federal income tax consequences.

If a U.S. person is treated as owning (directly, indirectly or constrictively) 10% or more of our stock by value or voting power, such person generally will be treated as a “United States shareholder” with respect to each “controlled foreign corporation” (a “CFC”) in our group. A CFC is a non-U.S. corporation more than 50% of the stock (by voting power or value) of which is owned (directly, indirectly, or constructively) by “United States shareholders.” We have not determined whether we are a CFC. However, even if we are not a CFC, under certain ownership attribution rules our non-U.S. subsidiaries could be treated as owned by our U.S. subsidiary and thus may be treated as CFCs. A United States shareholder of a CFC that owns directly or indirectly the CFC’s stock may be subject to additional U.S. federal income tax liabilities and reporting requirements. We do not intend to furnish to any information that may be necessary for United States shareholders, if any, to comply with the CFC rules. U.S. investors that may be treated for purposes of the CFC rules as owning 10% of our stock by voting power or value should consult their tax advisers regarding the potential application of these rules in their particular circumstances.

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

Under Dutch law, various protective measures are possible and permissible within the boundaries set by Dutch law and Dutch case law. In this respect, certain provisions of our articles of association may make it more difficult for a third party to acquire control of us or effect a change in our management board and supervisory board. These include:

●	a provision that our managing directors and supervisory directors are appointed on the basis of a binding nomination prepared by our supervisory board which can only be overruled by a two-thirds majority of votes cast representing more than 50% of our issued share capital;

●	a provision that our managing directors and supervisory directors may only be dismissed by the general meeting of shareholders by a two-thirds majority of votes cast representing more than 50% of our issued share capital, unless the dismissal is proposed by the supervisory board in which case a simple majority of the votes would be sufficient;
●	a provision allowing, among other matters, the former chairperson of our supervisory board to manage the supervision of our affairs if all of our supervisory directors are dismissed and to appoint others to be charged with the supervision of our affairs, including the preparation of a binding nomination for our managing directors and supervisory directors as discussed above, until new supervisory directors are appointed by the general meeting on the basis of such binding nomination); and
●	a requirement that certain matters, including an amendment of our articles of association, may only be brought to our shareholders for a vote upon a proposal by our management board with the approval of our supervisory board.

Dutch law also allows for staggered multi-year terms of our managing directors and supervisory directors and as a result, only part of our managing directors and supervisory directors may be subject to appointment or re-appointment in any given year.

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

Moreover, our management board, with the approval of our supervisory board, can invoke a cooling-off period of up to 250 days when shareholders, using their right to have items added to the agenda for a general meeting or their right to request a general meeting, propose an agenda item for our general meeting to dismiss, suspend or appoint one or more managing directors or supervisory directors (or to amend any provision in our articles of association dealing with those matters) or when a public offer for our company is made or announced without our support, provided, in each case, that our management board believes that such proposal or offer materially conflicts with the interests of our company and its business. During a cooling-off period, our general meeting cannot dismiss, suspend or appoint managing directors and supervisory directors (or amend the provisions in our articles of association dealing with those matters) except at the proposal of our management board. During a cooling-off period, our management board must gather all relevant information necessary for a careful decision-making process and at least consult with shareholders representing 3% or more of our issued share capital at the time the cooling-off period was invoked, as well as with our Dutch works council (if we or, under certain circumstances, any of our subsidiaries would have one). Formal statements expressed by these stakeholders during such consultations must be published on our website to the extent these stakeholders have approved that publication. Ultimately, one week following the last day of the cooling-off period, our management board must publish a report in respect of its policy and conduct of affairs during the cooling-off period on our website. This report must remain available for inspection by shareholders and others with meeting rights under Dutch law at our office and must be tabled for discussion at the next general meeting. Shareholders representing at least 3% of our issued share capital may request the Enterprise Chamber of the Amsterdam Court of Appeal, or the Enterprise Chamber (Ondernemingskamer), for early termination of the cooling-off period. The Enterprise Chamber must rule in favor of the request if the shareholders can demonstrate that:

●our management board, in light of the circumstances at hand when the cooling-off period was invoked, could not reasonably have concluded that the relevant proposal or hostile offer constituted a material conflict with the interests of our company and its business;
●our management board cannot reasonably believe that a continuation of the cooling-off period would contribute to careful policy-making; or
●other defensive measures, having the same purpose, nature and scope as the cooling-off period, have been activated during the cooling-off period and have not since been terminated or suspended within a reasonable period at the relevant shareholders’ request (i.e., no ‘stacking’ of defensive measures).

We are not obligated to, and do not, comply with all best practice provisions of the Dutch Corporate Governance Code.

As a Dutch public company, we are subject to the DCGC. The DCGC contains both principles and best practice provisions on corporate governance that regulate relations between the management board, the supervisory board and the shareholders and matters in respect of financial reporting, auditors, disclosure, compliance and enforcement standards. The DCGC is based on a “comply or explain” principle. Accordingly, companies are required to disclose in their annual reports, filed in the Netherlands, whether they comply with the provisions of the DCGC. If a company does not comply with those provisions (for example, because of a conflicting Nasdaq requirement), that company is required to give the reasons for such non-compliance. The DCGC applies to Dutch companies listed on a government-recognized stock exchange, whether in the Netherlands or elsewhere, including Nasdaq. We do not comply with all best practice provisions of the DCGC. This may affect your rights as a shareholder, and you may not have the same level of protection as a shareholder in a Dutch company that fully complies with the DCGC.

Our share price might fluctuate, and as a result, you could lose a significant part of your investment.

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

U.S. investors may have difficulty enforcing civil liabilities against us or the members of our management board and supervisory board.

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

As of the date of this Annual Report, there is no treaty between the United States and the Netherlands providing for the reciprocal recognition and enforcement of judgments, other than arbitration awards, in civil and commercial matters. It is noted, on the date of this Annual Report, that the Hague Convention on Choice of Court Agreements of 30 June 2005 has entered into force for the Netherlands, but has not entered into force for the United States. The Hague Convention of 2 July 2019 on the Recognition and Enforcement of Foreign Judgments in Civil or Commercial Matters has not entered into force for either the Netherlands or the United States. Accordingly, a judgment rendered by a court in the United States, whether or not predicated solely upon U.S. securities laws, would not automatically be recognized and enforced by the competent Dutch courts. However, if a person has obtained a judgment rendered by a court in the United States that is enforceable under the laws of the United States and files a claim with the competent Dutch court, the Dutch court will in principle give binding effect to a foreign judgment if (i) the jurisdiction of the U.S. court was based on a ground of jurisdiction that is generally acceptable according to international standards, (ii) the judgment by the U.S. court was rendered in legal proceedings that comply with the Dutch standards of proper administration of justice including sufficient safeguards (behoorlijke rechtspleging), (iii) binding effect of such U.S. judgment is not contrary to Dutch public order (openbare orde) and (iv) the judgment by the U.S. court is not incompatible with a decision rendered between the same parties by a Dutch court, or with a previous decision rendered between the same parties by a foreign court in a dispute that concerns the same subject and is based on the same cause, provided that the previous decision qualifies for recognition in the Netherlands. Even if such a U.S. judgment is given binding effect, a claim based thereon may, however, still be rejected if the U.S. judgment is not or no longer formally enforceable. Dutch courts may deny the recognition and enforcement of punitive damages or other awards. Moreover, a Dutch court may reduce the number of damages granted by a U.S. court and recognize damages only to the extent that they are necessary to compensate actual losses or damages. Enforcement and recognition of judgments of U.S. courts in the Netherlands are solely governed by the provisions of the Dutch Code of Civil Procedure (Wetboek van Burgerlijke Rechtsvordering).

Based on the lack of a treaty as described above, U.S. investors may not be able to enforce against us or our directors, representatives or certain experts named herein who are residents of the Netherlands or countries other than the United States any judgments obtained in U.S. courts in civil and commercial matters, including judgments under the U.S. federal securities laws.

The United States and Germany currently do not have a treaty providing for the reciprocal recognition and enforcement of judgments, in civil and commercial matters. Consequently, a final judgment for payment or declaratory judgments given by a court in the United States, whether predicated solely upon U.S. securities laws, would not automatically be recognized or enforceable in Germany. German courts may deny the recognition and enforcement of a judgment rendered by a U.S. court if they consider the U.S. court not to be competent or the decision to be in violation of German public policy principles. For example, judgments awarding punitive damages are generally not enforceable in Germany. A German court may reduce the number of damages granted by a U.S. court and recognize damages only to the extent that they are necessary to compensate actual losses or damages.

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

Item 4. Information on the Company

A.History and Development of the Company

Centogene was founded by our former CEO, Prof. Arndt Rolfs, in 2006 in Rostock, Germany. In connection with our initial public offering (“IPO”), which closed on November 12, 2019, we executed a corporate reorganization whereby Centogene B.V., which was incorporated on October 11, 2018, was converted into Centogene N.V. and Centogene N.V. became the holding company for Centogene AG, which remains our principal operating subsidiary. Centogene N.V. is a Dutch public company (naamloze vennootschap) organized under the laws of the Netherlands and our legal and commercial name is Centogene N.V.

In July 2020, we completed a follow-on public offering of 3,500,000 common shares of the Company (the “Follow-on Equity Offering”), consisting of 2,000,000 common shares offered by the Company and 1,500,000 common shares offered by selling shareholders at a price to the public of $14.00 per common share (i.e., €12.71 per share). Aggregate offering proceeds, net of underwriting discounts, commissions and transaction costs, to the Company were €22 million. On March 5, 2020, the Company resolved that Centogene AG shall be converted into a German limited liability company and renamed Centogene GmbH. Such conversion became effective upon the registration in the German commercial register on June 29, 2020, and was therefore completed in the financial year ending December 31, 2020. On January 31, 2022, pursuant to a securities purchase agreement and a warrant agreement, each signed with certain investors, we received €15.0 million as consideration for the issuance by us of an aggregate of 4,479,088 common shares at a price per share of $3.73 and warrants initially exercisable for the purchase of up to an aggregate of 1,343,727 additional common shares at an initial exercise price per common share of $7.72. The warrants are exercisable immediately as of the date of issuance and will expire on December 31, 2026.

Our principal executive offices are located at Am Strande 7, 18055 Rostock, Germany and our additional offices are in Berlin (Germany), Cambridge (Massachusetts, United States), Vienna (Austria), Dubai (United Arab Emirates), Delhi (India), and Zug (Switzerland). The office located in Vienna (Austria) is expected to be closed in 2023. Since November 7, 2019, our common shares have traded on Nasdaq under the symbol “CNTG.” Our agent for service of process in the United States is Cogency Global, located at 10 East 40th Street, 10th Floor, New York, NY 10016.

We are an emerging growth company and as such, we are eligible to, and intend to, take advantage, for up to five years, of certain exemptions from various reporting requirements applicable to other public companies that are not Emerging Growth Companies, such as not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002. We will cease to qualify as an emerging growth company on November 6, 2024. As a result, we will be required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act for the year ending December 31, 2024, and we will no longer be able to take advantage of the exemptions from reporting available to emerging growth companies absent other exemptions or relief available from the SEC.

We will remain an emerging growth company until the earliest of: (i) the last day of our fiscal year during which we have total annual gross revenues of at least $1.235 billion; (ii) the last day of our fiscal year following the fifth anniversary of the closing of our IPO; (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt; (iv) the date on which we are deemed to be a Large Accelerated Filer under the Exchange Act, with at least $700 million of equity securities held by non-affiliates.

Our capital expenditures for 2022, 2021 and 2020 amounted to €2,094 thousand, €5,702 thousand and €16,547 thousand, respectively. These expenditures were primarily for property, plant and equipment and intangible assets. For further details see Item 4B below.

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

B.Business Overview

We provide data-driven answers to patients, physicians, and pharmaceutical companies for rare and neurodegenerative diseases. We integrate multiomic technologies with the CENTOGENE Biodatabank – enabling a comprehensive analysis to guide precision medicine. Our unique approach enables rapid and reliable diagnosis for patients, supports a more precise physician understanding of disease states, and accelerates and de-risks targeted pharmaceutical drug discovery, development, and commercialization.

Since our founding in 2006, Centogene has been offering rapid and reliable diagnosis – building a network of approximately 30,000 active physicians. Our ISO, CAP, and CLIA certified multiomic reference laboratories in Germany utilize phenomic, genomic, transcriptomic, epigenomic, proteomic, and metabolomic datasets. This data is captured in our CENTOGENE Biodatabank, with approximately 750,000 patients represented from over 120 highly diverse countries, over 70% of whom are of non-European descent. To date, we have diagnosed over 2,500 different rare diseases and the CENTOGENE Biodatabank has contributed to generating novel insights for 277 peer-reviewed publications.

By translating our data and expertise into tangible insights, we have already supported 41 collaborations with pharmaceutical partners, as of December 31, 2022. Together, we accelerate and de-risk drug discovery, development, and commercialization in target and drug screening, clinical development, market access and expansion, as well as offering CENTOGENE Biodatabank Licenses and Insight Reports to enable a world healed of all rare and neurodegenerative diseases.

A rare disease, by definition in the United States, is a disease that affects 200,000 or fewer people. However, with over 7,000 currently identified rare diseases, they in aggregate affect more than 350 million people globally. Rare diseases can be severe and on average, it takes six to eight years for a patient with a rare disease to be diagnosed. This underscores the significant unmet need for high-quality genetic or other information in the rare disease space for the early identification and effective treatment of patients. Despite legislative initiatives and continued investment in rare disease drug development, significant unmet needs still exist. Of the 7,000 identified rare diseases, it is estimated that 80%, or 5,600, have a genetic origin, and of these rare hereditary diseases, less than 5%, have an FDA approved treatment. The introduction of new treatments and development of cost-effective drugs are constrained by a number of factors, including a lack of high-quality information regarding the clinical heterogeneity of medical symptoms, lack of comprehensive and curated medical data, difficulties in the early identification of patients, lack of biomarkers, and difficulties in understanding market size and epidemiology.

Our business is comprised of solutions for both physicians and their patients, as well as biopharma/pharmaceutical companies, including via collaborations with Contract Research Organizations (“CROs”). Our diagnostic solutions typically start with specialist physicians requesting diagnostic information to identify or confirm a rare disease by sending us their patients’ blood samples on our proprietary, CE-marked DBS collection kit, CentoCard, or other biological samples, such as ethylenediaminetetraacetic acid (EDTA) blood, buccal swabs, saliva, ready-to-use DNA, formalin-fixed paraffin-embedded (FFPE) tissue specimens, and cell-free DNA (cfDNA). With highly advanced technology, the CENTOGENE Biodatabank, and our team of medical experts, we then deliver reports back to the physicians that contain what we believe is critical information containing genetic and/or multiomic information, depending on what is most salient for each case. We also input this data into the CENTOGENE Biodatabank, which contributes to improved diagnostics and health outcomes, as well as enables the development of treatments.

For our pharmaceutical partners, we are able to provide various valuable information using our platform. For instance, with the access to the data in our repository and biomaterials in the CENTOGENE Biodatabank, we have successfully developed biomarkers by applying highly sophisticated tools, including mass spectrometry technologies, together with artificial intelligence (“AI”) capabilities in an efficient and cost-effective manner. Biomarkers are important in orphan drug development as well as post commercialization monitoring by demonstrating the efficacy of existing and new drugs, performing longitudinal monitoring, and informing necessary titration for individual rare disease patients. Newly identified biomarkers may also have the potential to become validated disease modifiers – opening up opportunities for new therapeutic approaches. As of December 31, 2022, we have developed and capitalized six biomarkers covering three diseases (aromatic l-amino acid decarboxylase (AADC) deficiency, Gaucher disease, and amyloid transthyretin (ATTR) amyloidosis). We have also commercialized many biomarkers as laboratory developed tests.

In December 2018, the FDA issued a statement that supports the use of real-world evidence to accelerate drug development and to monitor the safety of drugs after they have been commercialized. Moreover, in February 2019, the FDA also issued a revised draft guidance for drug discovery in rare diseases, including a discussion of the benefits of using biomarkers as surrogate endpoints (the outcomes of which can be measured against therapy effectiveness in clinical trials). We believe that this guidance from the FDA, acknowledging the benefits of the use of both real-world evidence and biomarkers, further validates the value of our global proprietary rare disease platform and our biomarkers.

We historically have offered solutions to our customers through two business segments. In addition, the COVID-19 pandemic, which began in December 2019, resulted in our recognizing, as of the beginning of Q3 2020, a separate reportable segment comprising our COVID-19 business. Our historical business segments – Pharmaceutical and Diagnostics – are our core business segments. Our Pharmaceutical segment provides a variety of products and services to our pharmaceutical partners, including target and drug screening, clinical development, market access and expansion, as well as CENTOGENE Biodatabank Licenses and Insight Reports. Our information platforms, access to rare and neurodegenerative disease patients and their biomaterials, and our ability to develop proprietary technologies, such as biomarkers, enable us to provide services to our pharmaceutical partners in all phases of the drug development process as well as post commercialization. Revenues in our Pharmaceutical segment are generated primarily from collaboration agreements with our pharmaceutical partners, which are structured on a fee per analysis basis, milestone basis, fixed fee basis, royalty basis, or a combination of these. For the year ended December 31, 2022, €16,115 thousand, or 33.9%, of our total revenues were derived from our Pharmaceutical segment. For the year ended December 31, 2021, €16,951thousand, or 44.1%, of our total revenues were derived from our Pharmaceutical segment.

Our Diagnostics segment provides targeted genetic sequencing and diagnostic services to patients through our distribution partners and clients, who are typically physicians, labs, or hospitals. Since our inception in 2006, we have been spearheading advanced diagnostic solutions using enhanced technologies and techniques applied across multiple analysis. As of December 31, 2022, we believe we offer the broadest diagnostic testing portfolio for rare diseases, covering over 19,000 genes using approximately 5,000 different tests, the latter reflecting the portfolio simplification Centogene implemented within 2022.

In 2022, we launched our commercially available multiomic testing portfolio, CENTOGENE MOx – a portfolio of single-step multiomic solutions that enable early diagnosis, improved prognosis, and precision medicine. Within the portfolio, there are three key products, CentoGenome MOx, CentoXome MOx, and CentoMetabolic MOx, which integrate biochemical testing into the foundation of our core sequencing offerings.

In January 2022, we launched CentoCloud, our cloud-based Software as a Service (SaaS) platform that enables laboratories around the world to analyze, interpret, and report genomic variants for rare disease diagnostics. Generating medical reports of diagnostic analyses is resource intensive – requiring an extensive amount of bioinformatic expertise, a sizeable databank of patient samples, and a streamlined recording system. Furthermore, as a trend, an increasing number of laboratories around the world are responding to regional requirements for increasing the amount of genetic sequencing being performed locally. This modular dry lab solution, powered by proven bioinformatic pipelines and the CENTOGENE Biodatabank, helps overcome these obstacles to make rare disease diagnostics accessible around the world. In May 2022, CentoCloud was CE-marked under the In Vitro Diagnostics Directive (98/79/EC). CE-marking is required for all in vitro diagnostic (IVD) devices to be placed in the European Economic Area (EEA) countries, as well as Iceland, Norway, and Liechtenstein, and indicates that the device may be legally commercialized in this area. CentoCloud is one of the world’s only CE-marked IVD software for genomic diagnostics.

Revenues from our Diagnostics segment are typically generated by set fees per diagnostic test or per bundle of diagnostic tests under contracts with our clients. For the year ended December 31, 2022, €31,358 thousand, or 66.1%, of our total revenues were derived from our diagnostics segment. For the year ended December 31, 2021, €26,593 thousand, or 63.0%, of our total revenues were derived from our diagnostics segment.

We continuously work on expanding our medical and genetic knowledge of rare and neurodegenerative genetic diseases. We work with renowned international scientific and academic institutions on a variety of groundbreaking research projects involving a significant number of patients.

The test requests that we receive from our customers in our Pharmaceutical segment, our Diagnostics segment, as well as from research projects yield a rich collection of genetic and biochemical data, which is used to map out phenotype-genotype correlations and continuously enrich and improve the quality of the CENTOGENE Biodatabank.

For the year ended December 31, 2022, we received over 110,790 test requests in total for both our Pharmaceutical and Diagnostics segments, as well as for our internal research projects – bringing the total number of test requests received in the period from January 1, 2021, to December 31, 2022, to approximately 230,380. Compared to the total number of patients in the CENTOGENE Biodatabank as of December 31, 2022, this shows that approximately 31% of our data and biomaterials came from the last two years, which is an important factor when it comes to recruiting patients for clinical trials and clinical studies, considering the often shorter average life expectancy of rare disease patients.

The graphic below shows the cumulative test requests for the Diagnostic and Pharmaceutical segments, as well as test requests received for our internal research projects during the period from January 1, 2021 to December 31, 2022. The testing expenses relating to requests received for our internal research projects were included in Corporate as they did not generate any revenue and cannot be allocated to either of our business segments.

For the portion of the Pharmaceutical, Diagnostics, and Corporate tests, for which we have optional research consent from the patients in the CENTOGENE Biodatabank, we are able to re-test their biomaterials.

The graphic below shows the cumulative 126,298 test requests received from our Diagnostics segment in the period from January 1, 2021 to December 31, 2022, split by different type of analysis.

“Standard genetic” testing includes our single gene, CNV, and mutation quantification products.

From our inception in 2006, Centogene has been focused on delivering data-driven solutions to rare and neurodegenerative disease patients. Our laboratory at our headquarters in Rostock, Germany, as well as our Cambridge, Massachusetts, United States facility, are equipped with the most advanced technologies from thirteen different diagnostic platforms, and as of December 31, 2022, together employ more than 460 highly qualified personnel (including consultants) from over 55 nationalities. In addition to our laboratories, we have sales and administrative offices located in Berlin (Germany), Cambridge (Massachusetts, United States), Vienna (Austria), Dubai (United Arab Emirates), Delhi (India), and Zug (Switzerland), allowing us to further expand our international footprint. The administrative office located in Vienna (Austria) is expected to be closed in 2023.

Strategy

Our strategic objective is to be the essential life science partner for data-driven answers in rare and neurodegenerative diseases. We aim to translate our data and expertise into tangible insights to establish rapid and reliable diagnostics and accelerate and de-risk drug discovery, development, and commercialization in target and drug screening, clinical development, and market access and expansion.

To achieve this objective, our strategy is to:

•

Transform the rare and neurodegenerative disease landscape by applying precision medicine more comprehensively. Rare and neurodegenerative diseases affect patients of all ages and ethnicities across the world. We are focused on creating broader awareness of the challenges these patients and their families face, including the lack of accurate and up-to-date diagnostic solutions and effective therapies. We leverage our global network to access patient populations of varying demographics and continue to expand our existing data repository. We believe this central source of knowledge will allow us to apply precision medicine more comprehensively, which will enable more accurate diagnosis as well as support the more efficient discovery and development of new treatment solutions for rare and neurodegenerative disease patients.

•

Further our leadership position in rare and neurodegenerative diseases and continue to build upon our data in the CENTOGENE Biodatabank. Since our Company’s founding in 2006, we have been focused on collecting clinical, phenotypic and genomic data for patients with rare hereditary diseases. We plan to continue growing this repository of information and biological samples through the identification of additional patients by expanding our clinical network, which will facilitate more effective drug development. This synergistic model will allow us to maintain our competitive advantage of having what we believe is the world´s largest real-world integrated multiomic data repository in rare and neurodegenerative diseases.

•

Accelerate drug discovery, development, and commercialization for new and existing pharmaceutical partners. We believe we are uniquely positioned to support pharmaceutical partners along every stage of the pipeline, from target and drug screening to clinical development to market access and expansion. By leveraging insights generated from the CENTOGENE Biodatabank, multiomic technologies, and deep rare disease expertise, we are shifting the paradigm to transform data into tangible solutions – bringing speed and efficiency to our pharmaceutical partners’ drug discovery, development, and commercialization. We also offer CENTOGENE Biodatabank Licenses and Insight Reports, a portfolio of customizable data-driven solutions to enable partners to securely access unique real-world data sets and tailored data analysis reports. We believe this accelerates bringing life-changing treatment solutions to rare and neurodegenerative disease patients. In the most attractive areas, we may establish and pursue our own discovery programs or co-invest into partnered programs. This includes the building of digital representations of diseases.

Rare Disease Overview

Overview

The Rare Diseases Act of 2002 defines a rare disease as having a prevalence of fewer than 200,000 affected individuals in the United States. In the European Union, orphan drug designation is intended to promote the development of drugs for the diagnosis, prevention, or treatment of life-threatening or chronically debilitating conditions affecting not more than one in 2,000 persons in the European Union and for which no satisfactory method of diagnosis, prevention, or treatment has been authorized (or the product would be a significant benefit to those affected).

The National Institutes of Health lists more than 7,000 disorders that qualify as rare diseases. A wide range of conditions qualify as a rare disease and include, but are not limited to:

•	Lysosomal storage disorders, such as Gaucher disease, Fabry disease, Pompe disease, mucopolysaccharidosis disorders, Farber disease, Niemann-Pick disease, and metachromatic leukodystrophy;
•	Neurologic and neuromuscular disorders, such as Huntington’s disease, spinal muscular atrophy, Duchenne muscular dystrophy, and neuronal ceroid-lipofuscinosis type 2; and
•

Non-malignant hematological disorders, such as paroxysmal nocturnal hemoglobinuria, atypical hemolytic uremic syndrome, hemophilia, and hemoglobinopathies, such as sickle cell disease and β-thalassemia.

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

Causes of Rare Diseases

While there are many causes of rare diseases, approximately 5,600 are due to genetic mutations which are hereditary. To date, there are estimated to be approximately 4,700 rare genetic diseases that can be diagnosed by diagnostic sequencing tools. Despite these advancements in science and availability of Next Generation Sequencing (“NGS”) technologies, rare diseases are complex and an underlying genetic cause for approximately 1,400 rare diseases is still unknown.

In addition, new genetic mutations associated with identified rare diseases are discovered every year, and as a result, rare genetic diseases that can be diagnosed need to be continuously updated with the new information, otherwise the diagnosis provided becomes inaccurate over time. Furthermore, capabilities to deeply characterize patients with rare genetic variants, including RNA (transcriptomic) analysis, peptide and protein (proteomic) analysis, and functional assays and metabolite (metabolomic) analysis help significantly to delineate mechanisms of disease, and thereby characterize molecular markers of disease beyond the “naked” disease-causing variants which are captured through DNA sequencing.

Manifestation and Diagnosis of Rare Diseases

Because of phenotypic heterogeneity, rare disease manifestations vary in onset and severity, and many rare diseases exhibit a number of variations or sub-types. Almost 70% of the rare genetic diseases are pediatric onset, which means symptoms may be observed at birth or in childhood, as is usually the case with spinal muscular atrophy, neurofibromatosis, and chondrodysplasia. The remaining rare genetic diseases manifest symptoms during adulthood. Given the delayed onset and large variance in the symptoms that can manifest, the vast majority of these patients are misdiagnosed.

As rare diseases have a multifaceted genetic and phenotypical nature and often only a small number of patients are affected, diagnosis is complex and requires specialist knowledge – making it difficult for rare disease patients to receive an accurate diagnosis. This delay in diagnosis can be significant for many patients and may lead to irreversible progression of the patient’s condition. For example, in the United Kingdom and the United States, the average time to obtain a correct diagnosis for a rare disease is five to seven years, and throughout this period, patients experience two to three misdiagnoses. Pediatric rare disease patients can experience an even more significant delay in diagnosis. Across both pediatric and adult patient populations, approximately 90% of rare disease patients are typically undiagnosed. For example, the National Institutes of Health estimate that there are approximately 50,000 Fabry disease patients in the United States, whereas only 4,000 to 5,000 are currently diagnosed. As a result of incorrect and delayed diagnosis, unnecessary tests and treatments are often carried out, and in some cases, treatment windows are missed entirely.

Overlap Between Rare and Neurodegenerative Diseases

Genetic factors can significantly contribute to neurodegenerative diseases, with considerable heritability estimates. However, there is a large gap in the understanding of how genetics influence the manifestation of neurodegenerative diseases. Due to the hereditary nature of both rare and neurodegenerative diseases, there are clinical and pathological overlaps.

Leveraging the CENTOGENE Biodatabank and unparalleled insights into unique disease-causing variants, we have been able to demonstrate the genetic overlap between rare and neurodegenerative diseases, including more common conditions, such as Parkinson’s disease, as well as rare neurodegenerative diseases, including frontotemporal dementia and amyotrophic lateral sclerosis.

Regulatory Environment and Current Market

The COVID-19 pandemic, which began in December 2019 in China and has spread worldwide, has caused many governments to implement measures to slow the spread of the outbreak through quarantines, travel restrictions, heightened border scrutiny, and other measures. We have taken a series of actions aimed at safeguarding our employees and business associates, including implementing a work-from-home policy for employees, except for those related to our laboratory operations. These disruptions could result in increased costs of execution of operational plans or may negatively impact our business due to its negative impact on the global economy.

For more information on the impact of the COVID-19 outbreak on our business and financial results, please see “Item 3. Key Information—D. Risk Factors— Pandemics, epidemics, disease outbreaks and other public health crises, such as the COVID-19 pandemic, have disrupted our business and operations, and future outbreaks or reemergence of the COVID-19 pandemic could materially adversely impact our business, financial condition, liquidity, and results of operations.”

Orphan drug legislation in the United States has made significant improvements in encouraging the development of new drugs to treat rare diseases. Since the passage of the Orphan Drug Act and subsequent amendments to the orphan drug regulations, the FDA has granted over 6,000 orphan drug designations. Moreover, the FDA’s Center for Drug Evaluation and Research (“CDER”) approved 37 novel drugs in 2022, among which 20, or 54%, of these were for rare or “orphan” diseases (diseases that affect fewer than 200,000 people in the United States).

In the United States, orphan drug designation allows the drug sponsor to benefit from incentives for the development of these products up to marketing approval. The measures apply to all stages of drug development and include tax credits for qualified clinical trials, waiver of user fees, and potential marketing exclusivity for seven years. In addition, more than US$420 million was provided by the FDA’s Orphan Products Clinical Trials Grants Program over the last three decades and led to 70 marketing approvals for the treatment of rare diseases. In the European Union, financial incentives, including fee reductions or waivers, are available and market exclusivity is granted for up to 10 years. In 2020, the EU Commission launched a consultation process to revise the existing legal framework for orphan drugs with the aim of adopting a new regulation to increase the development of new products for patients with rare diseases, to provide faster access to corresponding medicines and to establish an efficient evaluation and approval process for these medicines. The consultation process has already ended, but neither an analysis (announced for Q4 2022) nor a new draft regulation has been published yet. However, the published consultation working paper "Inception Impact Assessment", inter alia, indicates that the EU Commission acknowledges the granting of market exclusivity as the main incentive, but nevertheless considers that the duration of such exclusivity should be variable or shortened under certain criteria yet to be defined.

On April 26, 2023, the EU Commission adopted a proposal for a new Directive and a new Regulation, which, if enacted, would revise and replace the existing general pharmaceutical legislation in the EU (Regulation 726/2004 and Directive 2001/83/EC) and the legislation on medicines for children and for rare diseases (Regulation 1901/2006 and Regulation 141/2000/EC, respectively). The draft provides for significant changes to the existing legal regime. The draft provides, inter alia, for a shortening of the general market exclusivity period for orphan drugs from ten to nine years, but companies can take advantage of additional market exclusivity periods. The Commission proposal is now under review by the EU Parliament and EU Council and may undergo substantial changes during the ongoing legislative procedure (2023/0131/COD).

Due to these legislative initiatives, there has been an increase in investment and activity in the rare disease drug development space. According to a report by Global Genes, a leading rare disease advocacy organization, investment in rare diseases is gaining momentum. In 2021, drug developers invested a total of US$22.9 billion for research on rare disorders, an increase of 28% compared to 2020. It is estimated that Orphan invoice spending has been increasing at a rate of over 14% for the last five years, and faster than other specialty or traditional drugs for the past four years. These investments are expected to lead to the approval of new rare disease drugs, which, according to market research, are expected to grow at a CAGR of 12% from 2021 to 2026 to US$273 billion, capturing approximately 20% of worldwide prescription sales.

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

•

Lack of patient sample availability. Patient samples to study the disease are in short supply, making development of drugs difficult. Even more, dedicated pharmacological models are more commonly developed for common diseases. The generation and storage of rare disease samples is therefore a crucial prerequisite for drug development for rare diseases.

•

Lack of comprehensive and curated information. A full understanding of the causes of a rare disease requires multiomic information, as well as detailed clinical information. Moreover, thorough medical validation processes must be conducted to ensure the quality of this information. While there are a few, limited rare disease databases available to the market, such as parts of ClinVar and HGMD, they are not specifically set up to service the rare disease industry and, due to their nature, lack medical curation. Consequently, this limits the accuracy and utility of that data for clinical diagnoses and decision-making.

•

Lack of ethnically diverse datasets. The majority of existing rare disease datasets only capture individuals in developed regions of the world, where healthcare expenditure is disproportionately higher. This disparity yields population datasets that are specific to such regions and does not capture the full ethnic and hereditary nature that may be present in various rare diseases. For example, as published in Nature, even though unique genetic mutations are present across many different ethnicities, 87% of all genetic datasets are of European descent.

Difficulties in the early identification of patients. Identifying rare disease patients is difficult given the small patient population for each rare disease. In addition, the population for each of the rare diseases is typically also scattered and diverse, which makes it more difficult to gain access to patients and collect sufficient real-world data to perform meaningful analyses to obtain a better understanding of the rare diseases. The lack of sufficient understanding of the clinical manifestations of rare disease makes it even more challenging to derive accurate diagnoses. The ability to access relevant patients with a particular rare disease and to access appropriate expertise, a physician network, and datasets via a repository, improves the accuracy of disease identification and facilitates the development of new treatments and diagnostic procedures.

Lack of biomarkers. The small patient populations, phenotypic heterogeneity, homogenous datasets and lack of curated information for rare diseases all impede biomarker discovery. Without an identified biomarker, the ability to diagnose and ultimately treat a patient in a timely manner is diminished. Delayed diagnoses and limited knowledge of available treatments can lead to incorrect patient management, further disease progression and/or invasive or detrimental treatments. For example, patients suffering from Gaucher disease and cystic fibrosis can have average life expectancies of only eleven years and one year, respectively, if no treatments are available, leaving limited time for effective treatment if not diagnosed early. In addition, the lack of an identified biomarker can create hurdles in obtaining drug approval as biomarkers can be beneficial in clinical development, specifically in monitoring how effectively a patient is treated by a drug. Biomarkers are also used to correlate with genetic changes, in particular if mutations affect the activity of the protein encoded to a different degree.

Difficulties in orphan drug development and commercialization as a result of:

•

Clinical Trial Recruitment. Relevant patient populations are rare and typically spread across large geographical regions, making adequate patient recruitment for clinical trials particularly difficult, which can delay development.

•

Trial Design and Dose Selection. Small patient populations do not allow for multiple parallel studies in the same indication. This also applies to dosages, where the number of dose levels studied may be limited by the practical considerations of running a trial. As a result of these limitations, careful thought must be given to study design in order to optimize clinical trial success.

•

Patient Management. In an orphan drug trial, clinical management of individual patients can be difficult. Understanding the burden of disease and managing the patient and family experience within a study is key. Because of the progressive nature of many rare diseases, it is crucial to enroll patients at a time where treatment has the highest potential to be effective. Furthermore, the nature of diseases can be very severe, as highlighted by the significant number of pediatric rare disease patients – making it an additional challenge to run a clinical trial.

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

•

Sponsored testing for patient finding. Once a rare disease drug is commercialized, the limited number of identified patients and challenges associated with diagnosis make it difficult for physicians and pharmaceutical companies to find individuals who would benefit from an approved therapy. In order to market a commercial drug more successfully, improved datasets are needed to aid in patient identification.

Our Vision

We have an integrated approach with a detailed, global understanding of the genetic basis and the clinical phenotype of rare hereditary diseases, which we believe will unlock the ability to target rare and neurodegenerative diseases and provide critical knowledge that will guide drug development and monitoring, and ultimately improve health outcomes for patients. We perform analysis on the patients’ data that we receive from our Pharmaceutical and Diagnostic segments as well as from our research projects using a multiomic approach, which utilizes phenomic, genomic, transcriptomic, epigenomic, proteomic, and metabolomic data sets. The combination of the varying “omics” provides deep insights in the pathogenesis of rare and neurodegenerative diseases. The value in such a holistic diagnostic process has resulted in a shift from data generation to interpretation-based diagnostics, whereby the development and use of biomarkers and tests is the central element in bringing rationality to treatment decisions for patients. High-quality, standardized clinical information supporting medical interpretation is a crucial element of the diagnostic process and leads to greater knowledge of the causes and symptoms of rare and neurodegenerative diseases. We believe a combination of worldwide data and detailed access to multiomic data will aid in the development of new treatments and reduce the costs associated with drug discovery, development, and commercialization.

The CENTOGENE Biodatabank

Centogene’s integrated multiomic data repository provides unique real-world data in rare and neurodegenerative diseases.

The CENTOGENE Biodatabank sits in the middle of all of Centogene’s activities. It drives both our diagnostic business as well as our pharmaceutical partnerships. We have captured data from more than 750,000 individuals from all over the world with a huge variety of clinical phenotypes and genetic information and the number of unique variants in the CENTOGENE Biodatabank is over 70 million. This unique data asset, together with its multiomic lab capabilities, helps Centogene to diagnose rare disease patients with a high diagnostic yield. It also supports our pharmaceutical activities ranging from drug and target discovery to clinical development to market access and expansion. All of these activities further fuel the CENTOGENE Biodatabank with multi modal data including multiomic data, clinical information, sociodemographic data and the patient biomaterial. With this, we believe Centogene created a positive feedback loop where diagnostic excellence and pharmaceutical partnerships create additional data which in turn helps patients via improved diagnostics and accelerated discovery, development, and commercialization of treatments in cooperation with our pharmaceutical partners.

A graphical description of our platform is shown below:

The Strengths of the CENTOGENE Biodatabank

Our platform is intended to streamline and accelerate the development of treatments for rare and neurodegenerative diseases, and aids in the understanding of how to identify new rare disease patients and how to recognize and quantify market opportunities in patient populations. We believe we offer the following solutions for the industry:

•

Extensive repository to identify rare and neurodegenerative disease patients: The CENTOGENE Biodatabank includes multiomic data that reflects a global population, as well as a biobank of these patients’ blood samples. This capability has been facilitated by our development of the CentoCard, a convenient logistical solution. CentoCard is CE-Marked and easily stored, allowing for massive amounts of data aggregation from around the world. Additionally, where we have optional research consent from the patients in the CENTOGENE Biodatabank, we have the ability to retest their biomaterials in our biobank. We are able to provide information about available treatment options to the physicians in our medical reports, therefore adding to the physician’s decision-making tools in determining treatment for their patients. We believe this solution reflects the world´s largest real-world integrated multiomic data repository in rare and neurodegenerative diseases, thereby allowing us to assemble a knowledge base from which to derive accurate diagnoses and epidemiological information. We have relationships with a global network of specialists at rare disease “centers of excellence.” With these relationships and the logistical advantages of CentoCard, we are able to continuously grow our repository from the collection of new patient samples and related patient data.

•

Ethnically diverse datasets: The CENTOGENE Biodatabank has the advantage of holding samples from a broad range of ethnicities, with more than 70% being of samples of non-European descent. Our repository covers a substantial majority of ethnicities, as we have performed diagnostic tests for patients in over 120 highly diverse countries. Without the ability to recognize ethnicity-specific patterns, the interpretation of genetic variants in patients is difficult and a patient’s physician may fail to find an accurate diagnosis. The mutation frequency distribution within one ethnicity can vary significantly from that of other ethnic groups within the same rare disease population. For example, a mutation in the Caucasian population might have a significant functional impact and cause a disease, but the exact same mutation in the Mongolian population might be without any functional consequence. With access to data from a more diverse patient population, we are able to improve the interpretation of genetic variants, whether benign or causative.

•

Curated information in the CENTOGENE Biodatabank: We have built a truly differentiated repository of multimodal data, including sociodemographic, clinical and multiomics data as well as biomaterial, covering over 2,500 rare diseases. As of December 31, 2022, the CENTOGENE Biodatabank included more than 750,000 individuals and approximately 500,000 dried blood spots cards stored in our own physical biobank which enables retrospective analysis for research consented samples. Whole Exome Sequencing (“WES”) data and Whole Genome Sequencing (“WGS”) data is available for approximately 110,000 and 17,000 individuals, respectively. Equally notable is our network of approximately 30,000 active physicians with whom we have been in contact in the last five years.

•

Geographic diversity: The CENTOGENE Biodatabank includes individuals representing over 120 highly diverse countries. It is observed that the largest share of data within our repository relates to Europe followed by the Middle East. In Europe, Germany and Italy are the top contributors. In the Middle East, Saudi Arabia and Iran contribute a large inflow of patients. Many cases of genetic rare diseases are observed in these regions and we have established a strong network of physicians.

•

Data creation: At the core of our business is the CENTOGENE Biodatabank – allowing us to assemble an extensive knowledge base in rare and neurodegenerative diseases. We collect this detailed level of data in our repository through our easy-to-use CentoCard, which allows us to capture blood samples of potential patients with a low cost of distribution, accompanied by the patients’ medical histories and completed consent forms from the physicians. The data is then validated by professionals using a systematic and scientific approach.

Our team of scientists collects, annotates and reviews the phenotypic, genetic and other clinically relevant data of patient samples to ensure the highest medical validity of each sample. We also employ Human Phenotype Ontology (“HPO”) coding to accurately track and standardize sample phenotype and genotype data. The data curation is performed by our professional scientists with strong backgrounds in human genetics. Our methodological approach to information curation ensures we provide accurate data relevant to clinical diagnoses and decision-making. In this way, we believe that the CENTOGENE Biodatabank brings rationality to the interpretation of global multiomic data.

Therapeutic Areas and Disease Focus

We believe that our broad expertise in rare diseases is reflected in the CENTOGENE Biodatabank, with approximately 750,000 patients and over 2,500 rare diseases represented. The CENTOGENE Biodatabank contains comprehensive clinical, multiomic, and sociodemographic data for these cohorts. We have seen in multiple cases that these cohorts are the most comprehensive cohorts accessible.

Our data from genetically diagnosed patients encompasses the whole spectrum of diseases, with a focus on metabolic and neurological disorders. In total, more than 12 therapeutic indications are covered, including dysmorphology, bone, skin, immunological, tumoral, gastrointestinal, hematological, and cardiovascular disorders, among others.

In addition to powering our diagnostic capabilities, the CENTOGENE Biodatabank’s depth and richness of information has allowed us to uncover and describe new gene-disease associations. This repository also powers our R&D efforts to explore and validate candidate biomarkers and potential new therapies for some of the diseases on which we are experts.

Generally, multimodal data sets of cohorts of rare disease patients enable a rapid R&D cycle by generating data-driven insights and developing a better understanding of disease biology. They aid in solving unmet medical needs for the patients and their families, allowing better diagnostics, uncovering the biological factors that determine diverse disease outcomes (disease modifiers), discovering/validating useful disease biomarkers, and mining candidate drug targets.

Data Partnerships

Based on conversations with academic and commercial partners, we believe that the multimodal data in the CENTOGENE Biodatabank is very valuable. We have different data partnership models in place under the umbrella term “the CENTOGENE Biodata Network”.

Both with Insight Reports as well as with Biodata Licenses, we enable knowledge partners to tap into the richness of the CENTOGENE Biodatabank to improve diagnostics, accelerate target discovery and validation, and find and validate new biomarkers and novel gene-disease relationships. Further, the data helps to accelerate and de-risk clinical and observational studies and supports the commercialization with information for market access and expansion. The Biodata Network allows us to offer the right partnership model depending on our partners’ needs so that the data of research consented patients can be used to advance discovery and support patients and their families all over the world.

Our Core Business Commercialization Strategy

We are committed to improving health outcomes by accelerating the diagnosis and access to available treatment options for rare and neurodegenerative patients.

Our solutions from our core businesses are offered to our clients via two channels:

●	Pharmaceutical: Solutions from the core businesses are primarily acquired by pharmaceutical partners, whereas interest from other types of strategic partners, such as CROs, is increasing.
●	Target and Drug Screening: The heart of this product offering is the development of patient-derived cell-models and multiomics as well as biomarker/assay identification and validation;
●	Clinical Development: This product offering includes epidemiology and patient finding as well as genetic biomarker profiling for observational studies, patient multiomic profiling, stratification, modelling, and efficacy markers for POC/PhII/III as well as patient identification and diagnostics for POC/PhII/III;
●	Market Access and Expansion: The core of this offering is three-fold:
-	Real-world registry and early access programs
-	Patient stratification, genetic and biomarker profiling, and modelling; and
-	Patient identification and diagnostics.

●	The CENTOGENE Biodata Network: In addition to the above-mentioned offerings, Centogene differentiates itself from the market through the CENTOGENE Biodatabank and the capabilities to deliver tailored Insight reports and Biodata Licenses.

Revenues from our Pharmaceutical segment are generated primarily from partnership agreements with our pharmaceutical partners, which can be structured on a fee per analysis basis, milestone basis, fixed fee basis, royalty basis or a combination of these. For the year ending December 31, 2022, €16.1 million, or 33.9%, of our total revenues were derived from our pharmaceutical segment. For the year ended December 31, 2021, €17.015.6 million, or 44.1%, of our total revenues were derived from our Pharmaceutical segment.

•

Diagnostics: Our Diagnostics segment provides genetic sequencing and diagnostics interpretation and medical reporting services to patients through our distribution partners or prescribers, in laboratories and institutions, who are typically physicians and geneticist. We offer a broad diagnostic testing portfolio for rare and neurodegenerative diseases, covering over 19,000 genes. Our key products are our WGS and WES, as well as our multiomic testing solution. Together, these products represent the most comprehensive approach to identifying disease-causing variants. Revenues from our Diagnostics segment are typically generated by set fees per diagnostic test or per bundle of diagnostic tests, under contracts or per price/discount agreements with our clients. In turn, the biomaterial, clinical information and data collected from our diagnostics services allow us to continue to grow the CENTOGENE Biodatabank. For the year ended December 31, 2022, €31.4 million, or 66.1%, of our total revenues were derived from our Diagnostics segment. For the year ended December 31, 2021, €26.6 million, or 63.0%, of our total revenues were derived from our Diagnostics segment.

Pharmaceutical Partnerships

Comprehensive partnerships with biopharmaceutical/pharmaceutical companies support de-risked processes and improved outcome from early drug discovery through clinical development to commercialization.

The offerings to pharmaceutical companies consist of the following key categories: (i) Target and Drug Screening; (ii) Clinical Development; (iii) Market Access and Expansion; and (iv) the CENTOGENE Biodata Network. We currently have partners in each of these categories. While Target and Drug Screening as well as the CENTOGENE Biodata Network are still in the early stages, we expect that Clinical Development as well as Market Access and Expansion will be the key growth drivers for 2023.

The below chart demonstrates the unique pharmaceutical product offering per category.

Strategic Partnerships: Large CROs manage a volume of well over 100 proposals for clinical trials in rare diseases per year. Each individual offer involves a large amount of work because it also involves extensive research into the potential distribution of study sites. We believe that with Centogene, selected CROs can now not only shorten this process, but also substantially improve the quality. The robustness of the CENTOGENE Biodatabank enables us to offer a unique competitive advantage, which makes us an ideal partner for CROs. Not only can the ramp up of the study be faster due to the potential use of patients already known to Centogene; it is also supported with prospective patient identification by Centogene, which can be initiated immediately after the project has been awarded. Strategic partners such as CROs see the advantage of working with Centogene to implement more efficient and faster study projects.

Centogene had 41 ongoing collaborations with 28 different pharmaceutical partners during 2022, and the projects covered all phases of from target and drug screening through clinical development to market access and expansion.

In Vitro Molecular Screening

A full understanding of a given rare and neurodegenerative disease and the ability to identify and target the right molecules is essential for drug development. With access to Centogene’s biological samples, in vitro molecular screening efforts can aid to accelerate drug discovery efforts. Combined with access to our biobank and data repository, the pharmaceutical partners are able to gain novel insights into the natural history of diseases, the broad spectrum of the different clinical symptoms as well as the genotype-phenotype correlation. Moreover, in situations where several genes can cause the same clinical symptoms, and therefore potentially cloud an accurate diagnosis, Centogene is able to identify additional genes that aid in the accurate diagnosis with the knowledge gathered in in the CENTOGENE Biodatabank.

Epidemiological Studies

The ability of pharmaceutical companies to identify patients early and to optimize their clinical trials is key to the development of treatments for rare and neurodegenerative diseases. Centogene offers epidemiological studies that will provide partners with important input on design and site feasibility data as well as identify the right patients for future clinical studies. Epidemiological studies can target a specific country or region of interest, and thereby enable a better understanding of market potential.

By collaborating with Centogene, pharmaceutical partners are able to specify the rare or neurodegenerative disease of interest as focus for an interventional clinical trial. Available epidemiological data is identified and enhanced with genetic and phenotypic information from the CENTOGENE Biodatabank. From there, the pharmaceutical partners are able to better understand and define specific conditions or eligibility criteria that patients must meet for a clinical study.

Hereafter, a patient selection and identification program is defined. We start by identifying existing patients in the CENTOGENE Biodatabank who fit the defined criteria. If the needed cohort of patients exceeds the number of patients available in our data repository, Centogene’s global network of key opinion leaders, clinical labs and specialist physicians can be leveraged. As a result, we are able to help our pharmaceutical partners optimize their clinical trials by more effectively selecting relevant patient groups and by leveraging our detailed understanding of the epidemiological data of the specific disease.

Biomarker Development

Biomarkers are key tools employed across the continuum of rare disease drug development. Namely, they are utilized to support diagnosis, classify genetic variants of uncertain significance, serve as a companion diagnostic, demonstrate treatment efficacy, as well as monitor disease progression. Furthermore, biomarkers enable more efficient and economical patient diagnosis than genetic testing and allow mass screening programs for large patient cohorts. Biomarkers can also be relevant for precision medicine.

In the development of a high-quality biomarker for a given rare disease, both heterogenous and homogeneous cohorts of patients with known phenotypic and genotypic aspects are needed to identify/validate the sensitivity and specificity of a biomarker for a given disease. We believe the CENTOGENE Biodatabank is the world´s largest real-world integrated multiomic data repository in rare and neurodegenerative diseases, and additionally contains a vast source of healthy control individuals against whom we are able to identify the characteristics of unique biomarkers. Therefore, Centogene is ideally positioned to lead the market in rare disease biomarker development.

As of December 31, 2022, Centogene has developed and capitalized eight biomarkers covering five diseases, including aromatic L-amino acid decarboxylase (AADC) deficiency, Gaucher disease, transthyretin amyloidosis, Farber disease and Hereditary angioedema. Of these eight biomarkers, only four have a carrying value as of December 31, 2022 (Gaucher disease, AADC and transthyretin amyloidosis). In addition, Centogene has commercialized and used additional biomarkers as laboratory developed tests.

With proprietary biomarkers, Centogene can also qualitatively measure a patient’s response to approved drugs and to drugs in clinical trials, and using this data helps to determine the optimum treatment dosage for each patient. This not only helps to accelerate the development of drugs by demonstrating the efficacy of the drugs in clinical trials, but also allows patients, physicians and reimbursement agencies to better understand the impact of the drugs. The below graphs demonstrate how Lyso-Gb1, Centogene’s first commercialized biomarker, can be used for patient screening and monitoring in the context of Gaucher disease:

*                Based on a combination of our biomarker and a genetic confirmatory test

(Rolfs et. al., 2013.)

The left graph demonstrates the sensitivity and specificity of the Lyso-Gb1 (Glucosylsphingosine) biomarker for Gaucher disease. According to a 2017 study, patients who are not suffering from Gaucher disease show a Lyso-Gb1 level of less than 12 nanograms per mL blood, whereas patients with Gaucher disease display elevated levels of Lyso-Gb1. Based on the definition of the cut-off of 12ng/ml Lyso-Gb1, we can demonstrate a 100% sensitivity and close to 100% specificity, which means the Lyso-Gb1 biomarker, when combined with a confirmatory genetic test, can provide 100% accuracy in identifying patients suffering from Gaucher disease, and also those who are not suffering from the disease.

The right graph demonstrates how Lyso-Gb1 biomarker can also be used to titrate the proper enzyme replacement therapy dosage in each individual patient. An increase of the Lyso-Gb1 level indicates that the dosage of the enzyme replacement therapy needs to be adjusted. After adjustment, Lyso-Gb1 levels decreased to an almost normal level. This is valuable for demonstrating drug efficacy to relevant authorities for approval, and also for demonstrating to reimbursement agencies that individualized treatment and dosage may be required for the patient.

Genetic Screening of High-Risk Populations

Once a treatment is available for a rare or neurodegenerative disease, early identification of patients is critical so that patients can be treated before they have reached the stage of irreversible progression. Centogene is able to support pharmaceutical partners in market access and label expansion through patient identification efforts by leveraging our knowledge and performing genetic and biochemical screening on large groups of patients with the risk profile of a given disease. This can be done by using our biomarkers or a tailored genetic test. If a positive diagnosis is concluded, we provide physicians with a medical report, which helps physicians make clinically relevant decisions for the treatment of their patients. For negative diagnoses, further testing options may be available.

Research and Development Validation

Based on our extensive expertise in rare diseases and our access to detailed genetic data, our pharmaceutical partners can approach us for guidance during their drug development endeavors. More specifically, pharmaceutical partners can ask Centogene to engage in their clinical trial design and potentially complement it with multiomics capabilities. All of these services are aimed at optimizing clinical development efforts.

Key Partnerships

Shire/Takeda

In January 2015, we entered into an agreement with Shire, now a subsidiary of Takeda Pharmaceutical Company Limited, to provide certain diagnostic testing capabilities to Shire and its affiliates in order to enhance early diagnosis of patients suffering from lysosomal storage and other rare diseases, including Fabry disease, Gaucher disease and Hunter syndrome. Our unique expertise and repository of data contributes to Takeda’s mission to shorten the time it takes for rare disease patients to get diagnosed. In connection with this agreement, we receive a fixed annual fee plus additional service-based payments related to regulatory and diagnostic sequencing activities.

In addition, in 2018, we entered into a new research agreement with Shire relating to their ongoing drug development efforts in HAE. As part of this agreement, we are conducting an extensive epidemiological study leveraging our data repository and network of physicians at centers of excellence to gain unique insights into HAE and to support Takeda’s ongoing clinical development efforts. This study was finalized in April 2022.

In December 2021, we extended our Global Master Service Agreement with Takeda to March 2023. This continuous partnership allows us to continue diagnosing and connecting rare disease patients globally.

Evotec International GmbH (“Evotec”)

In July 2018, we entered into an agreement with Evotec to support and jointly expedite their identification of new small molecule treatments in the field of glucocerebrosidase deficiency (“Gaucher disease”). Evotec identifies active pharmaceutical ingredients based on the induced pluripotent stem cells (“iPSC”) that are generated from fibroblasts we obtain from skin biopsies of patients. We believe our collaboration will aid in the acceleration of drug development through the adoption and application of more accurate cellular models of the target disease and specific biomarkers to monitor such diseases. Our collaboration combines Evotec’s cellular compound screening platform and drug discovery capabilities with our medical and genetic insights to develop a high throughput platform to test innovative small molecules in Gaucher disease. In connection with this agreement, we received an initial payment in 2018 and milestone payments as well as further royalty fees on net sales of products developed from this collaboration in 2018 and 2019. In July 2020, we expanded our agreement with Evotec into an extensive collaboration for the discovery of both targets and therapies for Gaucher Disease (“GD”). The use of patient-derived, tissue-specific disease models, which have been created using our iPSC platform, allows for proof-of-concept evaluations in GD. The collaboration combines Evotec’s expertise in high throughput screening and compound generation along with our genomic and metabolomic platforms to discover novel therapies for the treatment of GD patients. This collaboration has been extended in December 2022 until March 2023.

Denali Therapeutics (“Denali”)

In September 2018, we entered into a strategic collaboration with Denali for the global identification and recruitment of LRRK2 positive Parkinson’s disease patients. We will utilize our CentoCard and extensive network with centers of excellence to conduct a targeted global recruitment campaign focused on the early identification and characterization of LRRK2 positive Parkinson’s patients for the recruitment into Denali’s clinical trials. Given that we believe Denali’s study is the leading clinical investigation of LRRK2 inhibitors for the treatment of Parkinson’s disease, there is no large global existing cohort of identified patients with the LRRK2 mutation in the early phase of the disease. We aim to overcome those challenges and accelerate the enrollment of further patients into this clinical study and consequently facilitate Denali’s drug development process. In connection with this collaboration, we receive ongoing payments for patient enrollments and are eligible for success-based and commercial milestones and reimbursement of selected costs. The study has reached a significant milestone of testing over 12,500 participants by end of 2022 and was further extended in December 2022 to recruit and genetically test additional patients over the next few years. The study will focus its efforts on 48 sites across 10 countries, consisting of Argentina, Belgium, Brazil, Germany, Israel, Italy, Portugal, Spain, the U.K., and the U.S.

Pfizer Inc. (“Pfizer”)

In July 2019, we entered into a strategic collaboration with Pfizer, pursuant to a global master scientific services agreement (“MSSA”). In addition to the MSSA, we entered into a statement of work (“SOW”) in November 2019 to provide testing and analysis services to Pfizer for patients in the United States or Puerto Rico with transthyretin amyloid cardiomyopathy (“ATTR-CM”), patients suspected of having ATTR-CM, or individuals with a confirmed family history of hereditary ATTR-CM. This collaboration ended in September 2022.

In October 2019, we entered into a data access and collaboration agreement (“DACA”) with Pfizer, pursuant to which we granted Pfizer access to our data repository, which may be used in the discovery and validation of novel genetic and biochemical targets for the potential development of new therapies for rare diseases. This agreement ended in October 2022.

Our Diagnostic Solutions

Overview and Product Offering

Our diagnostic solutions segment provides diagnostic testing services to patients exclusively through our network of distribution partners and our diagnostics clients, who are typically physicians, laboratories, universities, or hospital facilities. Our Diagnostic segment serves over 100 countries due in part to our CentoCard solution enabling an efficient and simple transfer of the sample from the point of care to the lab. Additionally, our online platform, CentoPortal, allows our clients to quickly and easily place orders and obtain information related to their patients’ test results, as well as benefit from advancements in rare and neurodegenerative disease research, which we update on a regular basis. We provide a high-quality, end-to-end clinical diagnostics solution, which includes pretest clinical counseling performed by our medical experts whenever necessary, sample preparation, sequencing using NGS and other technology, clinical interpretation using our manual and automated bioinformatics pipelines, and medical reporting by our specialists.

Of the more than 5,600 identified rare hereditary diseases, in many cases not only is there no treatment available, but even the natural course of the disease and the relevant tests to diagnose the disease are unknown or underdeveloped. In order to further improve the understanding of rare hereditary diseases and to provide a better and earlier diagnosis for rare disease patients, we continuously develop new testing products to provide the most effective diagnosis products to our physician clients, leveraging insights from the CENTOGENE Biodatabank and our deep medical expertise.

In 2022, we launched MOx (multiomics solutions) as an add-on to our standard Exome and Genome single omic testing. Up until 2021, Centogene was mainly perceived as a genetics company but realized it has strong skills in multiple technologies which could be, to be leveraged for multimodal testing to generate superior disease insights. Multimodal testing is gaining more attention as research shows favorable clinical utility or potential in:

-	Increasing diagnostic yield in unresolved patients with challenging phenotypes;
-	Stratification of VUS after WES/WGS; and

-	Prognostic and predictive testing, monitoring, or subscription sales opportunity.

We believe that only a few competitors have begun to establish multiomics testing (e.g., Transcriptomics/RNA after WES/WGS). During 2022, we successfully launched CentoXome® and CentoGenome® MOx and managed to upsell 25% of standard WES/WGS orders to a MOx-solution. By looking at each patient from different angles, we are able to combine deep knowledge and multiomic insights for a holistic view – enabling early diagnosis, improved prognosis, and precision medicine.

As of December 31, 2021, we offered a comprehensive testing portfolio of over 5,000 different tests covering over 19,000 genes, from single gene to WGS-based products. We also offered differentiated comprehensive testing solutions including multiomic solutions, CNV analysis, biochemical testing, reproductive health and prenatal testing, among others.

In 2022, we announced the global release of CentoCloud®, a SaaS platform enabling decentralized analysis, interpretation, and reporting of genomic variants linked to rare diseases. The CentoCloud SaaS platform provides rapid and reliable medical reports, which can be challenging for sequencing laboratories due to bioinformatics resource as well as medical expertise limitations. Based on the decentralization of genetic testing and the CENTOGENE Biodatabank, as well as AI-based clinical interpretation, CentoCloud also enables access to high quality medical reporting.

Additionally, labs and research institutions can purchase NGS target enrichment panels in collaboration with Twist Bioscience (“Twist”) to help accelerate their research, and also have the option of using CentoCloud for the identification, prioritization, and classification of human genetic variants to expedite diagnostic analysis.

GENOMES/EXOMES
Genome sequencing
Exome sequencing
NGS PANELS TESTING
Hereditary and rare disease panels
Hereditary cancer panels
Somatic panels
MULTIOMIC SOLUTIONS
CentoMetabolic MOx
CentoXome MOx
CentoGenome MOx
Biochemical genetic MOx panels
SINGLE GENE SEQUENCING
NGS
Sanger sequencing
Fragment Length
Deletion/duplication analysis
Carrier Testing
REPRODUCTIVE TESTING
CentoNIPT
Carrier screening panel
Infertility panel
Prenatal testing
CENTOGENE Portfolio
CNV / ARRAY TESTING
Chromosomal microarrays
CARRIER /FAMILY TESTING
Sanger sequencing
Deletion/duplication analysis
Arrays
BIOCHEMISTRY TESTING
Biomarker analysis
Enzyme activity
Biochemical genetic panels
ANALYSIS AND INTERPRETATION SERVICE
CentoCloud
RARE DISEASE-CENTRIC DATABANK
CENTOGENE's Bio/Databank

Overview of the Diagnostic Process

Our diagnostics processes are designed with the aim of providing the highest quality diagnosis within the shortest turnaround time. We currently perform the majority of our diagnostic services for our diagnostics and pharmaceutical businesses in our clinical laboratory located in Rostock, Germany, which is certified under CLIA and accredited by the CAP. Additionally, we perform certain of these services in our Cambridge, Massachusetts, United States facility, which is also certified under CLIA, accredited by the CAP and permitted by the Massachusetts State Clinical Laboratory Program.

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

•

Logistics: We use the CentoCard collection method for obtaining the majority of our samples. This standardized procedure allows us to extract high-quality biological material from DBS on CentoCard, including DNA (for molecular diagnostics), protein (for enzymatic and biomarker assays) and metabolites (for biomarker assays).

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

•

Once produced, the data is entered into a sophisticated series of our proprietary computational algorithms designed to detect and identify known pathogenic variants. The sequenced data is analyzed using our fully validated and automated bioinformatics pipeline and annotated with information from the CENTOGENE Biodatabank. The CENTOGENE Biodatabank is key to the diagnostics process as it is used as the basis of comparison with the patient’s sequenced data. This analyzed genetic information, together with the patient’s medical history and clinical data, is then interpreted by our medical experts, a team of trained human geneticists and doctors. All identified mutations along with their annotations will undergo a manual validation against the medical history of the patient in order to ensure accuracy.

•

Additionally, our bioinformatics pipelines provide a highly automated approach to analysis of variant classification, CNV identification and other genetic data. To augment our bioinformatics pipelines, we have developed a database to store all variant information, which is part of the CENTOGENE Biodatabank, and is the basis for our evaluation and interpretation of genetic data. We have developed an in-house variant prioritization and classification system, named CentoPrio, to enhance our interpretation capabilities. CentoPrio takes advantage of the vast amount of genotypic and phenotypic data stored in our databases. Through the use of proprietary algorithms and machine learning algorithms (AI), we combine this data with current medical knowledge to prioritize particular variants that have been identified in previously closed patient cases.

•

Reporting: Our test reports deliver clinically relevant information in a manner that seamlessly integrates into physician practices. A standard report contains a summary of the test result and provides our analysis, recommendations and detailed description of the patient’s relevant genomic alterations and a full data record for consolidation with the patient’s medical records. The report also identifies noteworthy absences of genomic alterations and summaries of, and references to, supporting data from peer-reviewed publications. If requested by the physician, we also provide information on variants in genes not associated with the patient’s disease or symptoms but that nonetheless contain medically actionable information (such as incidental or secondary findings).

•

All of our medical reports are written by professional medical experts facilitated by our automated report writing technology and are reviewed and approved by our Chief Medical and Genomic Officer before distribution. Physicians obtain one report per patient diagnosis while our pharmaceutical partners obtain genomic information that has been provided with express patient consent and de-identified in accordance with HIPAA and other relevant health information privacy procedures. All reports are easily accessible through our online platform, CentoPortal.

Our Solutions for Providing High-Quality Data

CentoCard

Our sample collection method is a CE-Marked DBS collection kit, CentoCard (as shown below), which is translated into more than 30 languages and has market authorization in more than 30 countries. CentoCard is sent to physicians as part of a five-component kit: (1) the CentoCard, (2) a genetic or other testing informed consent form, (3) an instruction leaflet, (4) a self-addressed return envelope and (5) a plastic sleeve for the used CentoCard to be sealed in once the sample is obtained. In order to obtain the sample, a small amount of blood is drawn from a patient by his or her physician and placed on designated spots on the CentoCard. This sample is then left to dry for approximately two hours, during which time the sample stabilizes. Each CentoCard produced has a unique barcode that allows for the card to be traced at all times. It is delivered to our laboratory in Rostock, Germany, along with a signed consent form, from anywhere in the world via regular post. Samples collected on CentoCard are considered non-biohazardous materials, which allows them to be mailed across many borders without the need for certain customs declarations.

We use the CentoCard collection method to obtain the majority of our samples. This standardized procedure allows us to extract high-quality biological material and perform most of our diagnostic tests from a portion of a single DBS on the CentoCard. Using CentoCard, we are able to provide a solution where necessary molecular and biochemical tests can be run simultaneously using the same patient sample. Given that the biomaterial stabilizes on CentoCard, we are able to retest the existing patient samples multiple times for more than 10 years from initial sample collection.

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

Biobank

We have established a high-quality biorepository for use in our research and development collaborations with our pharmaceutical partners. Our biobank provides a large diversity of positive test cases in the field of inherited rare diseases and comprises original patient materials characterized through our genetic and/or biochemical diagnostics and with associated clinical information. The biobank operates under robust quality standards and is the first CAP accredited repository outside the United States. It is also compliant with the new ISO20387 standard and comprises materials from patients who have consented to the use of such materials in research. All of our samples have gone through our rigorous process of documentation, analysis and data evaluation by our in-house experts.

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

The first step to the biomarker development process is the identification of patients suffering from a particular disease compared to a respective control group of healthy individuals. To perform this, our repository, which we refer to as the data lake, is browsed for samples to perform patient stratification. Patients with a phenotype and/or genotype known to be an indicator of the particular disease for which we plan to develop the biomarker are compared with a large cohort of healthy control individuals. We can conduct this process with a disease cohort of as few as ten patients in the case of metabolic diseases, although it is our experience that a higher number of patients (i.e., approximately 40) could result in a more specific biomarker target validation. The samples included in the analysis (patients and controls) must be of the same type (e.g., DBS, plasma, tissue) and contain the same anticoagulant. The control samples must be matched to the pathological samples by sample age, patient age, gender, origin, and storage condition. Information on ongoing treatments is important since it has an effect on the patient’s metabolic profile. In addition, our clinical study department is involved with the identification and recruitment of patients when there is a lack of patients identified in our repository.

The extraction of metabolites from a sample is performed in a highly standardized manner as the results of the biomarker discovery depend on the stability of the samples and the uniformity of the extraction process. We then analyze the samples using an untargeted high resolution hybrid mass spectrometer to obtain a full metabolic profile The resulting differences found between the patient cohort profiles and the control cohort profiles are identified using statistical and mathematical algorithms as well as methods based on AI.

Machine learning (“ML”) algorithms and statistical methods helps us to identify correlations between different data in an efficient and more accurate manner, and to discover patterns that would not be discovered manually. ML also allows us to perform fully automated pattern recognition on multidimensional data (e.g., retention time, collision cross section, monoisotopic ion mass, fragmentation pattern) obtained from mass spectrometry.

In 2020, we built an integrated biomarker development platform that substantially simplifies and accelerates the search and confirmation of metabolomic biomarkers. The platform allows us to align arbitrary numbers of mass spectrometry measurements. As of December 31, 2022, the metabolic profiles of more than 12,000 individuals are available in one aligned dataset within our CentoMetabolome data base. On this dataset, we can perform virtual experiments qualitatively for biomarker development. Since no further biomaterial is consumed after the one-time initial measurement, an unlimited number of experiments can be performed. The functionality is integrated in a user-friendly platform and therefore accessible to biological experts without knowledge about machine learning. The platform supports the search for biomarker candidates as well as screening of patients.

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

Validation Tests

As more patients are enrolled to the clinical trials, we are also able to perform further validation tests for biomarkers so that it could be used for longitudinal monitoring. Validation is a three-to-six-month process during which the biomarker and its characteristics are assessed, which helps to determine the range of conditions under which the biomarker will give reproducible and accurate data. Approximately 50 to 100 patients in a disease cohort are needed to complete the validation process and approximately 8,000 to 10,000 different measurements are needed to comply with all CAP/CLIA/ISO requirements.

Research and Development

We are dedicated to scientific research and development in order to continuously improve the industry’s understanding of epidemiology and its analysis of clinical heterogeneity as an aid to the diagnosis of rare and neurodegenerative diseases and facilitate the discovery and development of new drugs.

We undertake scientific research and clinical studies, both independently and together with our pharmaceutical partners, with the aim of positively contributing to the global understanding of rare and neurodegenerative diseases, as well as to improve the accuracy of diagnosis and to support the development of effective treatments for rare diseases. The CENTOGENE Biodatabank, which represents over 750,000 individuals from over 120 highly diverse countries and contains over 400,000 biosamples, is key to our research and development. Clinical data captured combined with WGS, transcriptomics and metabolomics allows unique insights into disease pathologies. It enables our research in rare disease genomics and biomarker development and serves as a starting point for drug discovery. Cellular disease models serve as a starting point for testing hypotheses of pathological mechanisms. For this, patient derived IPS cells are differentiated towards mature cellular phenotypes. Disease causing mutations in those cells enable the establishment of cellular disease models and when comparing to healthy cells allows target and drug discovery with the aim of reverting a pathological phenotype towards a healthy phenotype.

We published over 60 scientific papers in 2022 (+20% more than in 2021). The highlights from our publications include: Centogene led work to describe multiomic diagnostics in metabolic disorders in the European Journal of Human Genetics (Almeida et al., 2022; PMID: 35614200), co-authorship in the discovery of a novel gene for immune dysregulation in the Journal of Clinical Investigation (PMID: 36006710), and work characterizing a novel disease gene leading to a liver disease published in Nature Genetics (PMID: 35864190).

In terms of technical innovation, we have worked on the evaluation and development of filtercard-based transcriptomic analysis, since the addition of transcriptomic data in our multiomic product offering ultimately defines a key differentiator in Centogene-unique capabilities. By August 2022, we could conclude on a successful proof-of-concept that clinical-quality RNA-analysis is possible in DBS filtercard samples from routine diagnostics opening up a variety of future products in diagnostics and pharmaceutical research. By the end of 2022, the protocols had been refined and handed over into production for CAP/CLIA validation and product launch is anticipated for 2023.

Our major on-going clinical studies, other than those related to biomarker development, are as follows as of December 31, 2022.

Peptide-Based Immunization for Colon- and Pancreas-Carcinoma (PICOP-Global)

In June 2019, we announced the initiation of a 24-month global proof of concept study focusing on the identification of tumor specific neoantigens, which we anticipate will be used by our partners as the basis for developing a personalized, immune-based therapy to trigger patients’ own immune responses against tumors.

In 2022, we successfully concluded on the PICOP-study protocol with more than 200 cancer patients recruited in Germany and Pakistan. Furthermore, the somatic variant analysis for neoepitope prediction was established and validated within the program and high-quality neoepitopes for anti-tumor vaccination have been defined in the samples. The financial support through the ministry of economics in Mecklenburg–Western Pomerania, Germany was fully claimed and realized.

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

As of December 31, 2022, 1,250 individuals from around the world donated skin biopsies. As part of our iPSC Program, we are currently in the process of reprogramming these biopsies into iPSC for a number of metabolic rare diseases and differentiating the cells into a number of disease-relevant cell types (macrophages, microglia and neurons). We currently establish patient-derived macrophage disease models in Gaucher disease and Niemann-Pick disease type C. Once completed, the iPSC Program will further support orthogonal target validation as well as further biomarker discovery that we undertake.

Hereditary Transthyretin-Related Amyloidosis Study (TRAMoniTTR)

Following the success of the TRAM2 study, where approximately 5,000 individuals were screened for TTR mutations resulting in the identification of almost 60 individuals with this rare neurodegenerative disease, a longitudinal study focusing on TTR-positive individuals was designed and initiated with the support of our pharmaceutical partner Alnylam. As of the end of 2022, 2,393 subjects have been screened in 50 German centers. To date, 63 individuals with TTR mutations have been recruited for follow-up visits and the samples are used for comprehensive multiomic characterization to define and validate TTR-specific biomarkers using transcriptomics and metabolomics.

Our major ongoing collaborative drug discovery efforts making use of our unique insight into disease mechanisms are as follows as of December 31, 2022.

Rostock International Parkinson’s Disease Study (ROPAD)

By the end of 2020, the ROPAD Study, which was initiated in May 2019 to investigate the genetic factors in Parkinson’s disease, achieved its goal of recruiting and genetically characterizing more than 10,000 subjects with Parkinson’s Disease (PD). In total, more than 300 LRRK2-PARK patients and almost 1,200 GBA-PARK were genetically identified among other rarer forms of genetic PD, such as PRKN, SNCA, PINK1, and others. In March 2021, we started to prepare an extension of the concept (“ROPAD2”), where, more than 2,500 PD patients were to be enrolled until March 2022 according to a partnership contract with Denali Therapeutics. By the end of 2021, the recruitment exceeded 400 subjects per month and more than 1,200 participants were analyzed. In parallel, we prepared for extension of the protocol beyond 2,500 PD patients throughout 2022 and 2023. This next phase of the ROPAD Study will focus on 48 targeted sites across 10 countries – maximizing regional efforts to generate insights into the genetic factors of PD, such as LRRK2 genetic variation. The extension was signed by the end of 2022.

Epidemiological Study in Frontotemporal Dementia (EFRONT)

We have been conducting a large observational study to advance the genetic understanding of frontotemporal dementia (FTD) since May 2021. The EFRONT study aims to enroll and complete data-rich genetic testing for over 2,500 FTD diagnosed or suspected patients to learn more about the genetic makeup of the disease. The EFRONT study is being conducted with support from Alector, Inc., a clinical-stage biotechnology company pioneering immuno-neurology.

EFRONT study participants with genetic mutations in the progranulin (GRN) gene will have the option to enroll in Alector’s Phase 3 INFRONT-3 clinical trial of latozinemab, an investigational therapeutic candidate designed to increase progranulin levels for the treatment of FTD.

Epidemiological Analysis for Hereditary Angioedema Disease (EHA)

In 2022, the EHA study has successfully recruited the extension phase with additional 1,200 individuals. A final report was shared with Takeda in 2022, marking the final milestone and study completion.

European Alpha-Mannosidosis Patient Epidemiological Program (EUMAP)

EUMAP is an international, multicenter, observational, longitudinal monitoring study to investigate the prevalence of Alpha-Mannosidosis in participants at risk for Alpha-Mannosidosis. Recruitment for EUMAP was sponsored by Chiesi. Although the initial target to recruit 1,000 patients by September 2020 was not met due to the delays caused by the COVID-19 pandemic, we added nearly 250 patients in 2021. The total number of recruited patients at the end of 2021 was 677. The EUMAP study was mutually terminated after 767 patients were recruited. A final report was shared with Chiesi in September 2022 as final milestone marking project completion.

Drug discovery in Gaucher Disease

In January 2022, we entered the third year of a collaborative effort with Evotec to discover novel small molecule drug candidates to target the unmet medical needs in Gaucher disease. The combination of our unique understanding of genetics, transcriptomics, metabolomics and IPS derived cellular disease models in Gaucher disease, and Evotec’s outstanding drug discovery capabilities make uniquely position this collaboration to advance the discovery of drug candidates to glucocerebrosidase (GBA-1), a gene described as causative in Gaucher disease. After finishing high throughput screening, the next phase of drug discovery (a hit to lead chemistry program) was initiated, which resulted in progress towards proof of concept in an animal model of Gaucher disease. IPSc derived disease macrophages were used to show the efficacy of drug candidates using a Centogene proprietary biomarker.

Our Operations

Sales and Marketing

As of December 31, 2022, we had a sales force of approximately 65 employees and consultants in our Diagnostics segment. Our sales team members are all trained in key account management and/or genetic diagnostics and are able to discuss the different diagnostic and workflow needs of doctors, physicians, and genetic counselors. With our global footprint, we support rare and neurodegenerative disease patients around the world. We have a 5-region structure (North America (NAMER), Latin America (LATAM), Europe, the Middle East & Africa (EMEA), and Asia Pacific (APAC)), and each of the geographical regions is led by a Regional General Manager supervising a team of sales and clinical liaisons.

In 2022, we continued to expand our direct footprint and our distribution network in our Diagnostics Segment to further increase the sample volumes in targeted geographic areas. We strengthened our Southern European market presence in Italy, Spain, and Portugal, as well as in Israel by expansion of sales resources. As part of our North America strategy, we also decided to invest in establishing a local presence in Canada with dedicated sales resources in East and West Canada. In Latin America, we decided to change our go-to-market strategy by establishing a local sales team in Colombia, taking over from distribution partners.

In 2022, we also significantly built up the team within our Pharmaceutical segment – underlining our strategic focus to better serve our existing partners, to increase collaborations with new partners, and to expand our collaboration model. As of December 31, 2022, we had a team of approximately 17 employees and consultants in our Pharmaceutical segment. Our Pharma team brings a significant amount of experience within the life science industry, which we expect to transfer to increased activities within this segment.

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

•	Highly standardized, high-volume requirements use cloud services provided by Amazon Web Services (“AWS”) and Microsoft.

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

Artificial Intelligence

Since 2018, we have been using AI to further automate our processes, obtain new insights about rare diseases from mass data sets and generate new knowledge-driven business models. For example, we use AI to enhance our biomarker discovery process. This allows us to shorten data analysis time from weeks to minutes and to identify multiple biomarkers or additional biomarker patterns in our multiomic datasets. We also use AI to automate our curation process and the identification of genetic and/or metabolic modifiers.

We believe that the CENTOGENE Biodatabank provides us with a competitive advantage for driving the development of new and effective AI tools, as the foundation of any successful AI program is high-quality data in a volume that can effectively generate results. The higher quality the data and the more data that are available, the better chance we have of building machine learning models with high predictive power and accuracy.

We employ AI methods in the following domains:

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

Clinical Information Extraction

We extract clinical information from diagnostic reports, using natural language processing methods. Text recognition analyses PDF medical reports and detects clinical status, family history, HPO terms, age, and other data. The data is subsequently applied to enrich cases in our CENTOGENE Biodatabank.

Anomaly Detection in NGS data

We implemented an AI function that identifies lab contaminations at the sample or library preparation stages. This provides corrective measures and counter measures for future applications. The algorithm is programmed to recognize “normal” data and alerts its users when an anomaly is detected. Information regarding the anomaly is provided by the algorithm detailing its top-k indicators and comparisons are made to similar anomalies detected in the past along with the respective reported results and subsequent actions taken. This solution is fully developed but not yet deployed.

Variant Prioritization

We have deployed a new variant prioritization tool based on our in-house AI capability. This tool identifies the most likely disease-causing genes based on the CENTOGENE Biodatabank, in order to further accelerate our and our partners’ diagnostics processes and is in particular aimed to enhance the diagnostics process for WES and Clinical Exome Sequencings (“CES”).

With our clinical exome panel, which covers over 19,000 genes with known associated clinical phenotypes and covers over 3,700 diseases, the result of the sequencing process usually discovers between 70,000 and 150,000 variants per individual. However, the majority of these variants are benign or unrelated to the observed disease phenotype of the patient. With our huge data repository built up from the last 15+ years, and a curated database with standardized HPO terms, our tool is able to rank the variants from most to least relevant. Based on such “ranked” variants, we can then compare the HPO terms of a new patient with the results of prior, anonymized patients included in our repository with variants in the same gene. This allows us to provide a diagnosis in a more rapid, comprehensive and accurate manner, especially for patients with very rare or as yet undescribed diseases.

Variant Classification

In 2015, the American College of Medical Genetics and Genomics (ACMG) and the Association for Molecular Pathology (AMP) published a joint consensus recommendation for interpretation of genetic variants. ACMG’s recommended standards classify genetic variants, based on 28 criteria, into five categories: pathogenic, likely pathogenic, variant of uncertain significance (VUS), likely benign and benign. We have implemented a semi-automated variant classification tool that classifies variants detected in a sample based on ACMG’s recommended standards. Our tool will significantly reduce the time taken to interpret the clinical significance of genetic variants and increase the quality such interpretation.

AI-Based Artifact Detection Tool

Artifact discovery via current diagnostic workflows such as visual infection and sanger sequencing for WGS cases requires a lot of manual work. This method of discovery is inefficient, error prone and risks important variants being missed in the discovery process. By applying our artifact prediction model, we can improve the reliability of the data by distinguishing true variant calls from sequencing errors in WGS samples, and prioritize true variants in the evaluation processes which results in a reduction of analysis effort and increases the diagnostic efficiency. Subsequently, a report is provided to our medical experts for the interpretation of variant sequencing quality which categorizes the results into one of three classes: “likely artifact”, “likely true”, and “unknown”.

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

Biomarker Discovery & Support of Metabolomic Processes

We built a proprietary, AI-powered biomarker platform called CentoMetabolome. This internally developed platform has the potential to revolutionize the detection of new biomarkers by accelerating components of biomarker development that previously required months to complete to a few weeks. This includes supporting metabolome screening and identifying biomarker candidates. The integration of AI-based methods into a user-friendly platform enables the medical experts to perform high-quality and high-performance biomarker experiments, with integrated quality control checks. In addition, we have been awarded the Health-i Award for the development of this platform, which recognizes companies that are transforming healthcare domestically and internationally. The Health-i Award winners were selected by industry and research experts for initiatives that are aimed at transforming the next era of healthcare through innovation.

Multiomic Analysis

We extended a multiomic platform for genomics and metabolomics integration and visualization, from the focus on Gaucher disease to also include Parkinson’s disease. The platform consists of a comprehensive multiomic map of genes, mutations, metabolic reactions, enzymes, and regulatory elements of the focus diseases. The map allows for the overlay of our genomic, metabolomics and, phenomic data, the performance of perturbation experiments of expression parameters for phenotype prediction and the analysis of fold change data. This platform is capable of being extended to transcriptomics and proteomics. It provides a unique, innovative model for understanding system biology and allows for the selection of targets for drug discovery. The extension allows for the investigation of the interplay between Gaucher disease and Parkinson’s disease, with associated pathways. Inbuilt applications within the platform also allow correlations between genomic and metabolomic data, and extraction of pathways and differential metabolites to further enable biological understanding of diseases.

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

Big Data (Data Lake)

Many rare diseases share phenotypic and genetic traits which interests biopharma companies involved in drug development and commercialization. Patient, diagnostic, genetic, transcriptomic, proteomic, metabolic and phenotypic information extractable from patient samples are stored in different data formats with different applications and workflows. To optimize the infrastructure for cross-departmental data evaluation, we developed the BigData platform as a way forward to provide a low-cost scale solution for data storage and processing. It enables users to perform analytics and data science through a flexible, scalable and cloud-based platform across patient biomarker and bioinformatics data.

The Big Data solution is an analytical and reporting platform which changes traditional cross-departmental (silos) into a highly scalable, available system for data storage and analytics.

Healthcare Reimbursement

Reimbursement of genetic or other testing differs markedly among countries and evolves rapidly based on advancements in technologies and cost. It is a challenge for insurers or public payers to decide when to reimburse for genetic or other tests that are offered by healthcare providers. One of the reasons this is difficult is that often there are alternative treatments with differing results, which insurers may not be able to easily evaluate

Depending on the billing arrangement and applicable law, we may be reimbursed for genetic or other testing services by third-party payors that provide coverage to the patient, such as an insurance company or managed care organization, or by physicians or other authorized parties (such as hospitals or independent laboratories) that order our tests or refer tests to us. In the years ended December 31, 2022, and 2021, we derived between 1% and 2% of our total revenue from United States third-party payers that includes managed care organizations and other healthcare providers. In the years ended December 31, 2022, and 2021, we derived less than 1% of our total revenue from EU insurance companies and managed care organizations based in the European Union.

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

Data Management

Data is the basis for all of our diagnostic and research processes. We are generating approximately up to 25TB of new data in the lab every month. The data is stored in our own infrastructure as well as in a certified third-party data center and with AWS. The software solutions supporting these processes are based on modern database architecture, and all of our critical systems are fully redundant and backed up in real-time to these facilities.

Further, we implement our big data concept based on architecture. Because we store a vast amount of raw data in our repository, we are able to aggregate data to gain new insights. Data gathering and variant curation are procedures developed and implemented in a web-based software (developed and maintained by Centogene N.V.) that is compliant with the HUGO Gene Nomenclature Committee (the “HGNC”), the Human Genome Variant Society (the “HGVS”) and HPO nomenclatures. The software integrates in-house sample management systems and analysis platforms with external databases and utilizes a combination of computer-based tools and manual review in order to assure the accuracy, efficiency and quality of curation process.

Quality Management System (QMS)

We document and maintain a QMS that integrates the compliance of our processes with various in vitro diagnostic medical device legislations, and laboratory requirements. Our QMS is supported by standard operating procedures, educational and staff training plans, internal and external proficiency and competency programs, internal and external auditing, quality improvement indicators and pre-post analytical quality controls, including equipment maintenance, negative and positive controls, change management, post-market surveillance, employees and customer health and safety, and document control programs. Our QMS processes comply with various regulatory requirements, including:

●	42 CFR §493Laboratory Requirements
●	21 CFR §820Quality System Regulation
●	ISO 15189Medical laboratories –Requirements for Quality and Competence
●	ISO 13485Medical Devices – Quality Management Systems – Requirements for Regulatory Purposes
●	Regulation (EU) 2017/746 (IVDR)Regulation (EU) 2017/746 of the European Parliament and of the Council of 5 April 2017 on in

vitro diagnostic medical devices

●	Directive 98/79/EC (IVDD)Directive 98/79/EC of the European Parliament and of the Council of 27 October 1998 on in vitro diagnostic medical devices

We believe our QMS is built to withstand the rigorous review and auditing requirements of global medical device regulations, clinical trial requirements and good clinical laboratory practice requirements to ensure our patients and clients receive the highest quality level of care and service.

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

Data Acquisition and Curation

Curation is the process of collection, association, updating and reviewing epidemiologic, phenotypic and genetic data of patients analyzed by us into a structured and standardized format. It uses a combination of computer-based tools and manual review in order to assure the accuracy, efficiency and quality of the curation process.

Data acquisition. Data gathering and variant curation procedures are developed and implemented in a web-based software which is compliant with the HGNC, HGVS and HPO nomenclatures allowing collection of variants detected in nuclear coding, nuclear non-coding and mitochondrial genes. The software integrates in-house sample management systems and analysis platforms with external databases providing the curator with a comprehensive and straightforward overview of the evidence regarding genotype-phenotype correlation available both in-house and external.

The data is gathered by a combination of manual submission and data importation following an individual-oriented model where characteristics belonging to a particular individual (including patient information, clinical data, methodology and detected genetic variants) are stored and associated together.

Our uniform classification of variants is an important step in improving our understanding of disease pathogenicity. There are approximately 3 billion base pairs in an individual genome, which translates to approximately 200 gigabytes of data that can be obtained from a single sequencing process. The classification of variants which we record in the CENTOGENE Biodatabank follows the American College of Medical Genetics and Genomics and Clingen guidelines for variant classification, differentiated into five categories: pathogenic, likely pathogenic, variant of uncertain clinical significance, likely benign or benign. If a diagnostic test is finalized without assigned clinical significance we still include the data under an “unclassified” quality status. This information can then be used as comparative data for future diagnostic tests. This systematic classification of variants is based on a highly qualified and standardized curation process, which allows us to provide our clients with high-quality clinical interpretations of newly identified variants, and also ensures that changes in variant classification will be communicated and reflected in our clinical interpretations in a timely manner.

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

Curation workflow. To provide high-quality data, our curation process is divided in three phases: variant-wise, individual-wise and error-wise procedures.

●	Curation by variant. To begin the curation process, the variant-linked information is reviewed. This includes approval of variant nomenclature, terminology, accuracy, consistency, and record completeness.
●	Curation by individual. To start curation on a patient-by-patient basis, all variants detected in an individual must be approved. This process aims to assure that the data belonging to an individual follows the guidelines for clinical reporting closely and that all associated data agrees with our established guidelines and applicable industry standards. The following factors are considered critical for the clinical statement: variant clinical significance, patient genotype, inheritance pattern of the disorder, the sex of the patient and the phenotypic description, when available.
●	Curation by warning. To maintain data quality and consistency, regular quality control (QC) checks are performed in curated data. The QC check process consists of checking and correcting variant, individual and other curated data related warnings detected using pre-established scripts.

Intellectual Property

Our success depends in part on our ability to obtain and maintain proprietary protection of the CENTOGENE Biodatabank, proprietary biomarkers, products, solutions and other know-how related to our business, defend and enforce our intellectual property rights, in particular, our patent rights, preserve the confidentiality of our trade secrets, and operate without infringing valid and enforceable intellectual property rights of others. We seek to protect our proprietary position by, among other things, filing EU, U.S. and certain foreign patent applications related to our biomarkers, where patent protection is available. Our policy is to seek patent protection and trademark registration for commercially valuable assets we develop, as appropriate, and maintain as trade secrets other aspects of our genetic rare disease information platform, processes and know-how. We also rely on proprietary technologies, methods and processes, product designs and branding that we have developed.

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

Patents

Each patent family in our patent portfolio typically includes one or more priority-forming patent applications on the basis of which an international patent application (an application filed under the Patent Cooperation Treaty (“PCT”)) is filed, after which national and regional patent applications are prosecuted in various jurisdictions. As of December 31, 2022, our patent portfolio was as follows:

●	With regard to our biomarker for Gaucher disease, we own two issued U.S. patents, one pending U.S. non-provisional patent application, issued patents in Australia, China, Europe, Israel, Japan and Russia, and pending patent applications in the following foreign jurisdictions: Brazil, Canada, Europe, and Hong Kong. The two issued European patents have been validated in one or more contracting states of the European Patent Convention. These issued patents, and any patents granted from such applications, are expected to expire in 2032, without taking potential patent term extensions or adjustments into account.
●	With regard to our biomarker for Niemann-Pick disease, we own three issued U.S. patents, one pending U.S. non-provisional patent application, issued patents in Australia, Brazil, Europe, Israel, Japan and Mexico, and pending patent applications in the following foreign jurisdictions: Australia and Canada. The one issued European patent has been validated in one or more contracting states of the European Patent Convention. These issued patents, and any patents granted from such applications, are expected to expire between 2032 and 2034, without taking potential patent term extensions or adjustments into account.
●	With regard to our biomarker for cystic fibrosis, we own one pending U.S. non-provisional patent application, one issued patent in Israel, and pending patent applications in the following foreign jurisdictions: Australia, Brazil, Canada, Europe, Israel, and Hong Kong. Any patents granted from such applications are expected to expire in 2037, without taking potential patent term extensions or adjustments into account.

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

We have entered into agreements with the University of Rostock and a related scientific institute pursuant to which such parties have fully transferred to us interests that they had co-owned with us with respect to patents and patent applications relating to our biomarkers for Gaucher disease, and Niemann-Pick disease. Pursuant to the terms of these agreements, we were required to pay a total of €150,000 in upfront transfer fees and are obligated to pay royalties below 1% on net sales generated by the applicable patents in the future.

Trade Secrets and Trademarks

In addition to patent protection, we also rely on trade secrets, know-how, continuing technological innovation, and confidential information to develop and maintain our proprietary position and protect aspects of our business that are not amenable to, or that we do not consider appropriate for, patent protection, including, the CENTOGENE Biodatabank. We seek to protect our proprietary technology and processes, in part, by entering into confidentiality agreements and invention assignment agreements with our employees, consultants, scientific advisors, contractors and commercial partners. In addition, we take other appropriate precautions, such as physical and technological security measures, to guard against misappropriation of our proprietary technology by third parties.

Our brand is very important to us, as it is a symbol of our reputation and representative of the goodwill we seek to generate with our customers. Consequently, we have invested significant resources in the protection of our trademarks. We seek trademark protection in the United States and in foreign jurisdictions where available and when appropriate. We own registered trademarks for “Centogene” in Europe, the United States and other jurisdictions, including Canada and Japan.

Regulation

Our diagnostics and pharmaceutical businesses are highly regulated due to our operation of clinical laboratories in Rostock, Germany and Cambridge, Massachusetts, United States and because of our provision of diagnostic services and our development of proprietary biomarkers. In addition, we are subject to a variety of regulations and industry standards worldwide governing, among other things, data privacy, distribution of our products and patents and trademark licensing.

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

CLIA and State Regulation

Because we operate clinical laboratories, we are required to hold certain United States federal and state licenses and certifications to conduct our business. We are subject to CLIA regulations in the United States, which establish quality standards for all laboratory testing to ensure the accuracy, reliability and timeliness of patient test results regardless of where the test is performed. Our laboratories in Rostock, Germany and Cambridge, Massachusetts, United States are CLIA-certified and accredited by CAP, as well as CAP ISO 15189 accredited. In addition, we are required to meet certain laboratory licensing requirements for states with regulations beyond CLIA. For more information on state licensing requirements, see “—Regulation—United States Regulation—State Laboratory Testing.”

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

We are subject to a survey and inspection every two years to assess compliance with program standards and may be subject to additional unannounced inspections. Laboratories performing high-complexity testing are required to meet more stringent requirements than laboratories performing fewer complex tests. In addition, a laboratory like ours that is certified as “high-complexity” under CLIA may develop, manufacture, validate and use proprietary tests referred to as LDTs. While laboratories that offer LDTs are subject to the FDC Act, in addition to CLIA, the FDA has generally exercised enforcement discretion towards these tests. In compliance with CLIA requirements to establish performance specifications, including accuracy, precision, specificity, sensitivity and a reference range for any LDT used in clinical testing, our LDTs have undergone full analytical validation.

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

State Laboratory Testing

CLIA also provides that a state may adopt laboratory regulations that are more stringent than those under federal law, and several states have implemented their own more stringent laboratory regulatory schemes. State laws may require that laboratory personnel meet certain qualifications, specify certain quality controls, or prescribe record maintenance requirements. Our clinical operations at our Cambridge, Massachusetts, United States, laboratory are required to meet certain state laboratory licensing and other requirements, which in some areas are more stringent than CLIA requirements. This lab is also subject to Massachusetts Department of Public Health clinical laboratory permitting requirements. In October 2018, we received our CLIA permit to perform high complexity genetic testing in our Cambridge, Massachusetts, United States, lab. Our Massachusetts Department of Public Health clinical laboratory permit application was reviewed, and the lab was inspected. It passed accreditation with no deficiencies and was issued a Massachusetts license for high complexity testing in November 2018. We have been permitted to begin testing in November 2018.

During the COVID-19 pandemic in 2021, we put our lab operations on hold in accordance with CAP regulations and sent US samples out to the central lab in Rostock, Germany; the latter also being CAP accredited. In August 2022, we restarted our lab operations in Cambridge, Massachusetts under a new CAP/CLIA accreditation and applied for renewal of our Massachusetts state license. The state of Massachusetts approved our application and allowed us to operate in the state of Massachusetts in September 2022.

Two states, New York, and Washington are CLIA-exempt, however, and as such have their own regulatory requirements to which we may be subject. CMS deemed both New York and Washington as CLIA-exempt because their licensing and supervisory programs are more stringent than that run by CMS and the CDC. New York requires clinical laboratories that accept specimens from New York residents to have both a CLIA and New York Clinical Laboratory Evaluation Program (“CLEP”) permit. CLEP approval can take up to a year and can be costly and time-consuming. Washington State does not require clinical laboratories to have a CLIA permit but does require the clinical laboratory to apply for a Washington State lab permit.

Several states in the United States require the licensure of out-of-state laboratories that accept specimens from those states. For example, New York requires a laboratory to hold a permit which is issued after an on-site inspection and approval of testing methodology and has various requirements over and above CLIA and CAP, including those for personnel qualifications, proficiency testing and physical facility, equipment, and quality control standards. Each of our CLIA laboratory locations, including our site in Massachusetts, holds the appropriate licensure for the activities performed at that location. CLEP permit requires LDTs that are offered to New York State patients must be submitted for approval before they can be marketed or offered in New York. The Company is in the process of obtaining the requisite approvals for its LDTs.

From time to time, other states, such as California, Rhode Island, Maryland, New York, and Pennsylvania, may require out-of-state laboratories to obtain licensure to accept specimens from the state, even though the laboratory is not located in such state. If we identify any other state with such requirements, or if we are contacted by any other state advising us of such requirements, we intend to follow instructions from the state regulators as to how we should comply with such requirements. We are currently licensed in Florida, Pennsylvania, Maryland, Rhode Island, and California and are in the process of obtaining a New York State license.

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

FDA

In the United States, medical devices are subject to extensive regulation by the FDA, under the FDC Act, and its implementing regulations, and other federal and state statutes and regulations. The laws and regulations govern, among other things, medical device development, testing, labeling, storage, premarket clearance or approval, advertising and promotion and product sales and distribution. To be commercially distributed in the United States, medical devices must receive from the FDA prior to marketing, unless subject to an exemption, either approval of a PMA (for most Class III devices), clearance of a 510(k) premarket notification or classification pursuant to a de novo submission. Typically, exemptions are granted for Class I devices.

IVDs are types of medical devices that can be used in the diagnosis or detection of diseases, conditions or infections, including, without limitation, the presence of certain chemicals, genetic information or other biomarkers. Predictive, prognostic and screening tests, such as carrier screening tests, can also be IVDs. A subset of IVDs is known as analyte-specific reagents (“ASRs”). ASRs consist of single reagents and are intended for use in a diagnostic application for the identification and quantification of an individual chemical substance in biological specimens. ASRs are medical devices, but most are exempt from 510(k) review. As medical devices, ASRs have to comply with some QSR provisions and other device requirements, such as establishment registration, device listing and medical device reporting.

The Federal Food, Drug and Cosmetic Act (FDC Act) classifies medical devices into one of three categories based on the risks associated with the device and the level of control necessary to provide reasonable assurance of safety and effectiveness. Class I devices are deemed to be low risk devices. Many Class I devices are exempt from FDA premarket review requirements. Class II devices, including some software products to the extent that they qualify as a device, are deemed to be moderate risk, and generally require clearance through the premarket notification(510(k)) clearance, process in order to be commercially distributed. Class III devices are generally the highest risk devices and are subject to the highest level of regulatory control to provide reasonable assurance of the device’s safety and effectiveness. Class III devices typically require Premarket Approval (PMA) within the FDAs Divisions before they are marketed. A clinical study is almost always required to support a PMA application and is sometimes required for 510(k) clearance. All clinical studies of investigational devices must be conducted in compliance with any applicable FDA and Institutional Review Board requirements. Devices that are exempt from FDA premarket review requirements must nonetheless comply with general post-market controls as described below, unless the FDA has chosen to exercise enforcement discretion and not regulate them.

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

The privacy regulations cover the use and disclosure of protected health information by healthcare providers and other covered entities. They also set forth certain rights that an individual has with respect to their protected health information maintained by a healthcare provider, including the right to access or amend certain records containing protected health information, or to request restrictions on the use or disclosure of protected health information. The security regulations establish requirements for safeguarding the confidentiality, integrity and availability of protected health information that is electronically transmitted or electronically stored. The HITECH Act, among other things, established certain protected health information security breach notification requirements. A covered entity must notify affected individual(s) and the United States Department of Health and Human Services when there is a breach of unsecured protected health information. The HITECH Act also strengthened the civil and criminal penalties that may be imposed against covered entities, business associates, and individuals, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions. In addition, other federal and state laws may govern the privacy and security of health and other information in certain circumstances, many of which differ from each other in significant ways and may not be preempted by HIPAA, thus complicating compliance efforts. The HIPAA privacy and security regulations establish a uniform federal “floor” that healthcare providers must meet and do not supersede state laws that are more stringent or provide individuals with greater rights with respect to the privacy or security of, and access to, their records containing protected health information. Massachusetts, for example, has a state law that protects the privacy and security of personal information of Massachusetts residents that is more prescriptive than HIPAA.

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

United States Federal and State Fraud and Abuse Laws

In the United States, there are various fraud and abuse laws with which we must comply, and we are potentially subject to regulation by various federal, state and local authorities, including CMS, other divisions of the U.S. Department of Health and Human Services (e.g., the Office of Inspector General), the DOJ and individual U.S. Attorney offices within the DOJ, and state and local governments. We also may be subject to foreign fraud and abuse laws.

In the United States, the federal Anti-Kickback Statute prohibits, among other things, knowingly and willfully offering, paying, soliciting, or receiving remuneration to induce or in return for patient referrals for, or purchasing, leasing, ordering or arranging for the purchase, lease or order of, any healthcare item or service reimbursable under a governmental payor program. Courts have stated that a financial arrangement may violate the Anti-Kickback Statute if any one purpose of the arrangement is to encourage patient referrals or other federal healthcare program business, regardless of whether there are other legitimate purposes for the arrangement. Violations may result in imprisonment, criminal fines, civil money penalties and exclusion from participation in federal healthcare programs. Many states also have anti-kickback statutes, some of which may apply to items or services reimbursed by any third-party payor, including commercial insurers.

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

European Conformity Marking (“CE Mark”) and Certifications

The primary regulatory bodies in Europe are the European Parliament and the Council, which have adopted three directives (Directive 90/385/EEC relating to active implantable medical devices, Directive 92/43/EEC on medical devices and Directive 98/79/EG relating to IVD) regulating the design, manufacture, clinical trials, labeling and adverse event reporting for medical and diagnostic devices. Devices that comply with the requirements of the relevant regulation will be entitled to bear the CE Mark indicating that the device conforms to the essential safety and performance requirements of the applicable regulation and, accordingly, can be commercially distributed throughout the member states of the European Union and the contracting states of the European Economic Area. The method of assessing conformity varies depending on the type and class of the product, but normally involves a combination of self-assessment by the manufacturer and a third-party assessment by a notified body, an independent and neutral institution appointed by a country to conduct the conformity assessment. This third-party assessment may consist of an audit of the manufacturer’s quality system, review of technical documentation and specific testing of the manufacturer’s device. Such an assessment may be required in order for a manufacturer to commercially distribute the product throughout these countries. ISO 13485 certification is a voluntary standard. Quality systems that implement relevant harmonized standards establish the presumption of conformity with the essential requirements for a CE Mark.

We currently have 3 In-vitro Diagnostic Medical Devices, CentoCard, and CentoNIPT, which must be in compliance with Directive 98/79/EG and Regulation (EU) 2017/746 (which became fully applicable as of May 26, 2022), to affix the CE Mark. Regulation 2017/745 (which became fully applicable as of May 26, 2021) is applicable for all our Medical Devices to affix the CE Mark. We use EN ISO 13485:2016 as the Quality Management Standard for Medical Devices and Invitro Diagnostic Medical Devices.

Currently, there is an ongoing legislative procedure proposing a Regulation of the European Parliament and of the Council laying down harmonized rules on artificial intelligence (Artificial Intelligence Act) and amending certain European Union legislative acts, which would also apply to medical devices. It is currently unclear whether and to what extent the proposal will be enacted.

Laboratory-Developed Tests

As currently a majority of our diagnostic testing is run at our laboratory in Rostock, Germany, the European Union and German legislation on in vitro diagnostic medical devices applies. As of May 26, 2022, when the new IVDR became applicable, the general safety and performance requirements set out in Annex I IVDR are applicable also to IVD manufactured and used only within health institutions. Overall, the exemptions for LDTs are now narrowed, as even health institutions that use LDTs, among other institutions, will have to provide information upon request on the use of such devices to their relevant authorities and the particular health institution will have to draw up a declaration which it is required to make publicly available. If those conditions are not met and/or diagnostic tests are manufactured and used only within health institutions but not “on an industrial scale”, or – effective from May 26, 2028 – if the health institution cannot justify in its documentation that the target patient group’s specific needs cannot be met (or cannot be met at the appropriate level of performance) by an equivalent IVD already available on the EU market, such tests will qualify as IVDs with the IVDR, generally applying with full applicability. Additionally, U.S. regulation applies to our laboratory-developed tests (see “Regulation—Regulation States Regulation—Laboratory-developed tests” for more information).

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

European Fraud and Abuse Laws

In Europe, various countries have adopted anti-bribery laws providing for severe consequences, in the form of criminal penalties and/or significant fines, for individuals and/or companies committing a bribery offense. Violations of these anti-bribery laws, or allegations of such violations, could have a negative impact on our business, results of operations and reputation. For instance, in the United Kingdom, under the Bribery Act 2010, which went into effect in July 2011, a bribery occurs when a person offers, gives, or promises to give a financial or other advantage to induce or reward another individual to improperly perform certain functions or activities, including any function of a public nature. Bribery of foreign public officials also falls within the scope of the Bribery Act 2010. Under the new regime, an individual found in violation of the Bribery Act 2010 faces imprisonment of up to 10 years. In addition, the individual can be subject to an unlimited fine, as can commercial organizations for failure to prevent bribery.

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

Competition

We believe, for our core business, that we are the company offering the most comprehensive services to both diagnostics and pharmaceutical partners in the rare and neurodegenerative disease field, with highly curated data combining multiomic datasets and proprietary biomarkers. Our principal competitors are existing mainstream diagnostic companies or companies specializing in certain rare diseases, as well as cloud-based bioinformatic companies and entities that offer open-source, uncurated genetic databases. However, these companies do not offer curated information or as broad of a testing portfolio for rare diseases in as many geographical regions as we do. For example, we have found that the genetic mutation causing the same rare diseases and the phenotypical patterns may vary depending on the ethnicity of the patients, which we have identified based on our global data sets. Such unique insights may not be available to other companies that do not have the same global and diversified scope of patient data.

Our principal competitors in our Diagnostics segment include mainstream diagnostic testing companies as well as labs or hospital conglomerates which offer similar services. In our Pharmaceutical segment, our competitors include companies offering services to pharmaceutical companies.

With the continuous development of NGS technology, the cost of genetic sequencing is anticipated to decrease, and there may be companies intending to compete with us by performing sequencing at lower prices in order to obtain the relevant data to construct a similar database and repository. However, given the current limitations in the rare disease field, as well as the required quantity and quality of the data in order to make any relevant analysis, we believe the CENTOGENE Biodatabank is the leading real-world integrated multiomic data repository in rare and neurodegenerative diseases, due to its focus, data quantity, and data diversity (ethnic, geographic, etc.).

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

Our major subsidiaries are listed below.

	Country in which primary	Equity interest (%)
Name	activities are pursued	Dec 31, 2022	Dec 31, 2021
Centogene GmbH (1)	Germany	100	100
Centogene FZ-LLC	United Arab Emirates	100	100
Centogene US, LLC	USA	100	100
Centogene GmbH ⁽²⁾	Austria	100	90
Centogene India Pvt. Ltd.	India	100	100
Centogene Switzerland AG	Switzerland	100	100
CentoSafe B.V.	Netherlands	100	100
Centogene d.o.o. Belgrade	Serbia	100	100
Dr. Bauer Laboratoriums GmbH(3)	Germany	—	—
(1)	Centogene IP GmbH and Centogene Shared Service GmbH were merged with Centogene GmbH on January 1, 2021.
(2)	The Group acquired the remaining 10% of Centogene GmbH. Austria that it did not already own in 2022.
(3)	See note 4 – Basis of consolidation.

D.Property, Plants and Equipment

Our headquarters are located in Rostock, Germany, where we occupy approximately 8,500 square meters of office and laboratory space that was originally constructed by us. In July 2019, Centogene AG (now Centogene GmbH) entered into a sale and leaseback transaction, pursuant to which we sold our Rostock headquarters building to a third party for €24,000 thousand. We then leased the building from the third party for a period of 12 years at a fixed rate per month with the option to extend twice. In addition, a bank guarantee of €3,000 thousand (which we have secured by cash deposit of €1,500 thousand) is required to be maintained during the lease period. In February 2020, we entered into another lease contract for the further expansion of our Rostock headquarters. The additional lease contract covers a total area of approximately 2,850 square meters of offices, staff facilities and storage spaces. In July 2022, we replaced this contract with a new lease contract for the further expansion of our Rostock headquarters. The additional lease contract covers a total area of approximately 1,474 square meters of offices, staff facilities and storage spaces, and will commence in 2025, when the building is expected to be completed by the lessor. The lease is charged at a fixed rate and covers a fixed period of five years, with the option to extend once for another five years. The lease cannot be terminated during the fixed five-year period, but we are permitted to sub-lease to a third party.

In September 2018, we also opened an office and laboratory facility in Cambridge, Massachusetts. We rented the premises with a two-year lease covering approximately 168 square meters. In June 2019, we rented additional premises of approximately 194 square meters. In July 2021, we reduced the premises to approximately 51 square meters. The lease will end June 30, 2023.

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

In addition to our laboratories, we have sales and administrative offices located in Berlin (Germany), Cambridge (Massachusetts, United States), Belgrade (Serbia), Vienna (Austria), Dubai (United Arab Emirates), Delhi (India) and Zug (Switzerland), allowing us to further expand our international footprint. The office located in Vienna (Austria) is expected to be closed in 2023. Considering the continuous expansion of our business, we relocated our office to Berlin, Germany in October 2019. The new office covers an area of approximately 1,770 square meters and was leased for a period of 12 years without an extension option. Until the end of the lease period for our Berlin, Germany office, we must provide a bank guarantee of €257 thousand (which we collateralized with a cash deposit of €128 thousand).

We are not aware of any environmental issues or other constraints that would materially impact the intended use of our facilities.

As of December 31, 2022, we employed approximately 517 highly qualified personnel (including consultants) from 59 nationalities.

Item 4A. Unresolved Staff Comments

None

Item 5. Operating and Financial Review and Prospects

A.Operating Results

The following discussion of our financial condition and results of operations should be read in conjunction with Centogene’s audited consolidated financial statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020 and the notes thereto, included elsewhere in this Annual Report. The following discussion is based on our financial information prepared in accordance with IFRS as issued by the IASB, which may differ in material respects from generally accepted accounting principles in the United States and other jurisdictions. The following discussion includes forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including but not limited to those described under “Item 3—D. Risk Factors” and elsewhere in this Annual Report.

Overview

We are a commercial-stage company with our core businesses focused on rare and neurodegenerative diseases that transforms real-world clinical and genetic or other data into actionable information for patients, physicians and pharmaceutical companies. Our goal is to bring rationality to treatment decisions and to accelerate the development of new orphan drugs by using our knowledge of the global rare disease market, including epidemiological and clinical data and innovative biomarkers. We have developed the CENTOGENE Biodatabank of multimodal data: Sociodemographic, clinical, multiomic data as well as biomaterial included from over 750,000 individuals. As of December 31, 2022, more than 500,000 DBS cards are stored in our own physical biobank which enables retrospective analysis for research consented samples. For approximately 110,000 individuals WES data and for 17,000 individuals WGS data is available. Equally notable is our network of approximately 30,000 active physicians we have been in contact with in the last five years. We believe this represents the only platform that comprehensively analyzes multi-level data to improve the understanding of rare hereditary diseases, which can aid in the identification of patients and improve our pharmaceutical partners’ ability to bring orphan drugs to the market.

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

We have identified two reportable segments:

•

Pharmaceutical. Our Pharmaceutical segment provides a variety of products and services to our pharmaceutical partners, including target and drug screening, clinical development, market access and expansion, as well as CENTOGENE Biodatabank Licenses and Insight Reports. Our information platforms, access to rare and neurodegenerative disease patients and their biomaterials, and our ability to develop proprietary technologies, such as biomarkers, enable us to provide services to our pharmaceutical partners in all phases of the drug development process as well as post commercialization. Revenues from our Pharmaceutical segment are generated primarily from collaboration agreements with our pharmaceutical partners. As of December 31, 2022, we collaborated with 28 pharmaceutical partners. In addition, we have developed six biomarkers covering diseases. Since early 2020, we started to pursue a metabolomics approach for establishing a biomarker discovery pipeline for rare hereditary diseases. Our new approach will include a tandem mass spectrometry methodology and AI and, combined with the large volume of datasets in the CENTOGENE Biodatabank, has proven successful in the identification of new biomarkers. The new biomarker candidates are identified and then further validated and optimized in epidemiological clinical trials.

•

Diagnostics. Our Diagnostics segment provides targeted genetic sequencing and diagnostics services to our clients worldwide, who are typically physicians, laboratories or hospitals, either directly or through distributors. As of December 31, 2021, we believe we offer the broadest diagnostic testing portfolio for rare diseases, covering over 19,000 genes using over 5,000 different tests. Our key products are our WGS and WES, as well as our multiomic testing solution, In turn, the data collected from our diagnostics services and biomaterials allow us to continue to grow the CENTOGENE Biodatabank.

We discontinued our COVID-19 business in the three months ended March 31, 2022:

•

COVID-19 testing. While not a core business, due to its growth and financial significance in relation to our total activities, our COVID-19 testing business has been managed and reported as a separate segment since the third quarter of 2020. We started offering COVID-19 testing in March 2020. Our initial COVID-19 test was a molecular diagnostic test performed for the in vitro qualitative detection of RNA from the SARS-CoV-2 in oropharyngeal samples from presymptomatic probands according to the recommended testing by public health authority guidelines. It was also validated in our CAP/CLIA/ISO certified analytical laboratory and received EUA from the FDA for use by authorized laboratories. The majority of these tests were performed in airport locations at the Frankfurt, Hamburg, Dusseldorf, and Berlin airports. Furthermore, tests were offered through collaborations with the state government and other companies. This segment was fully phased out in the first quarter of 2022 and is therefore presented as discontinued operations.

Our revenue for the year ended December 31, 2022, was €47,473 thousand, an increase of €5,239 thousand, or 12%, from €42,234 thousand for the year ended December 31, 2021. Our revenue for the year ended December 31, 2021, was €42,234 thousand, an increase of €3,781 thousand, or 9.0%, from €38,461 thousand for the year ended December 31, 2020. Our Pharmaceutical and, Diagnostics segments contributed 33.9% and 66.1%, respectively, of our total revenues for the year ended December 31, 2022, as compared to 37.0%, and 63.0% respectively, of our total revenues for the year ended December 31, 2021, and 44.1%, and 55.9% respectively, of our total revenues for the year ended December 31, 2020. Test requests received by our Pharmaceutical and Diagnostics segments for the year ended December 31, 2022, were approximately 36.6 thousand and 69.2 thousand, respectively, representing a decrease of approximately 34% and an increase of 21%, respectively as compared to approximately 55.4 thousand and 57.1 thousand test requests, respectively, received for the year ended December 31, 2021.

Test requests received by our Pharmaceutical and Diagnostic segments for the year ended December 31, 2021, were approximately 55.4 thousand and 57.1 thousand, respectively, representing a decrease of approximately 18.3% and 36.3%, respectively, as compared to approximately 67.8 thousand and 41.9 thousand test requests, respectively, received for the year ended December 31, 2020.

Since the inception of our business, our research and development has been substantially devoted to our biomarkers and interpretation solutions. For the year ended December 31, 2022, we incurred research and development expenses of €17,488 thousand, a decrease of €1,809 thousand, or 9.4%, from €19,297 thousand for the year ended December 31, 2021. For the year ended December 31, 2021, we incurred research and development expenses of €19,297 thousand, an increase of €4,362 thousand, or 29.2% from €14,935 thousand for the year ended December 31, 2020. During the years ended December 31, 2022, 2021 and 2020, we received test requests of approximately 3,415, 8,300 and 5,400, respectively, for our internal research and development projects.

Our loss before taxes from continuing operations for the year ended December 31, 2022, was €38,596 thousand, a decrease of €18,824 thousand, or 33%, from €57,422 thousand for the year ended December 31, 2021. Our loss before taxes from continuing operations for the year ended December 31, 2021, increased by €2,392 thousand, or 4%, from €59,814 thousand for the year ended December 31, 2020. Our loss before taxes from continuing operations for the year ended December 31, 2022, included a gain on reversal of financial asset impairment of €432 thousand due to improved collection of aged accounts receivable resulting in a positive re-assessment of receivables and contract assets arising from contracts with customers. Our loss before taxes from continuing operations for the year ended December 31, 2021, included an impairment of €827 thousand related to certain identified biomarkers as part of the Company’s restructuring initiative which began in Q4 2021. Our loss before taxes for the year ended December 31, 2020, included an impairment of €3,636 thousand related to certain identified biomarkers as part of the Company’s strategy reassessment which began in Q4 2020. Our loss before taxes for the year ended December 31, 2022, also included share-based compensation expenses of (€169) thousand, as compared to €8,035 thousand for the year ended December 31, 2021, and €5,648 thousand for the year ended December 31, 2020.

Important Developments

Going Concern

As an early commercial-stage company, we are still in progress towards reaching break-even on our Diagnostic and Pharmaceutical segments. We are subject to a number of risks similar to those of other development and early commercial stage companies. These risks include, among other things, the failure to enter into and successfully execute further collaborations with pharmaceutical partners, the failure to generate revenue from our development portfolio and risks associated with research, development, testing and obtaining related regulatory approvals in relation to our product candidates. Our ongoing success and ultimately the attainment of profitable operations depends on future uncertain events which include, among other things, obtaining adequate financing to promote our commercial and development activities until we can generate sufficient revenues to support our operating cash requirements.

We have incurred operating losses since inception. For the year ended December 31, 2022, we incurred a net loss of €31.9 million (of which €38.6 million are related to loss from operations, resulting in an operating cash outflow of €26.5 million). As of December 31, 2022, we had generated an accumulated deficit of €141.3 million, and had an equity position of €7.4 million.

Our management has prepared cash flow forecasts and considered our cash flow requirement for the next three years, principally focused on the twelve-month period from the date of the approval of the consolidated financial statements. These forecasts show that further financings will be required during the course of the next 12 months assuming, among others, that development programs and other operating activities continue as currently planned. As of December 31, 2022, we had cash and cash equivalents of €36.0 million with relatively low short term debt obligations of €3.4 million. In addition, we entered into the Loan and Security Agreement on January 31, 2022. Under the terms of the Loan and Security Agreement, we drew down USD 25.0 million on January 31, 2022, and received a second tranche of USD 20.0 million the secured loan on December 22, 2022. The Loan and Security Agreement also includes covenants such that the Group is required to maintain product revenue of at least €30.0 million as of the last day of each fiscal quarter and on a trailing twelve-month basis prior to obtaining the second tranche €40.0 million on or after obtaining the second tranche. Both tranches mature on January 29, 2027, with amortized repayments commencing March 1, 2025. The loans extended under the Loan and Security Agreement bear monthly interest payments at an interest rate of 7.93% per annum plus the 1-month CME Term SOFR reference rate as published by the CME Group Benchmark Administration Limited (subject to a floor of 0.07%). In addition, pursuant to a securities purchase agreement and a warrant agreement, each signed with certain investors and dated January 31, 2022, we also received €15.0 million in exchange for the issuance of an aggregate of 4,479,088 common shares at a price per share of USD 3.73 and warrants initially exercisable for the purchase of up to an aggregate of 1,343,727 additional common shares at an initial exercise price per common share of USD 7.72. The warrants are exercisable immediately as of the date of issuance and will expire on December 31, 2026.

Effect of COVID-19 Pandemic

The COVID-19 pandemic has had a global impact and continues to cause many governments to maintain measures, such as quarantines, travel restrictions, closures of borders, and mandatory maintenance of physical distance between individuals to slow the spread of the outbreak. Since the second quarter of 2020, the COVID-19 pandemic resulted in a slowdown in our diagnostics and pharmaceutical segments. As part of our initiative to assist local, national and international authorities, as well as other partners in their efforts to facilitate the earliest possible diagnosis of COVID-19 and thereby contribute to allowing society to return to a “new” normal, we commenced testing for COVID-19 in March 2020.

During the year ended December 31, 2021, we continued the COVID-19 testing activities that started in 2020 with a leading role in providing testing services at airports in Germany. Furthermore, new variants of the virus have emerged since mid-December 2020 which prompted large-scale vaccination campaigns across many countries in Europe. As a result, the vaccinated number of individuals increased across many countries in Europe which led to relaxed testing regulations in many countries during the year.

During the three months ended March 31, 2022, we continued the COVID-19 testing activities that started in 2020. There were no investments made in the COVID-19 business in the three months ended March 31, 2022. Total investments in COVID-19 testing as at December 31, 2021, amounted to €2,834 thousand, of which €2,480 thousand related to property, plant and equipment and €354 thousand to intangible assets. These investments have been fully depreciated and amortized as of March 31, 2022.

Total gross profit for our COVID-19 business for the three months ended March 31, 2022, was €4,263 thousand representing a decrease of €6,169 thousand or of 59.1% as compared to €10,432 thousand in the prior year period. The decrease in gross profit within the COVID-19 business (which we report as a discontinued operation) is primarily due to the significant decline in COVID-19 testing orders.

During 2021 management updated its long-term outlook for the COVID-19 testing business, which led to management’s decision to initiate a wind down process in which lease contracts at unprofitable COVID-19 testing sites would not be renewed and a laboratory in Hamburg would be closed. Similarly, we significantly ramped down COVID-19 related inventory levels to align with the needs of the remaining test sites and laboratories. As at March 31, 2022, all COVID-19 operations at testing sites had ceased as all COVID-19 testing site contracts expired in the first quarter of 2022.

For further information, see “Note 9 – Discontinued operations” to our consolidated financial statements as of December 31, 2022 and December 31, 2021.

Research and Development

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

Changes in revenue mix between our Pharmaceutical and Diagnostic segments can impact our results period over period. We typically incur lower costs for the provision of solutions in our Pharmaceutical segment and therefore generate higher returns from our Pharmaceutical segment contracts than from our Diagnostics segment contracts.

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

During the year ended December 31, 2022, we entered into 13 new collaborations and successfully completed 17 collaborations resulting in a total of 41 ongoing collaborations. Over 46 disorders are covered by our current and historic collaborations. During the year ended December 31, 2021, we entered into 18 new collaborations and successfully completed 39 collaborations resulting in a total of 45 ongoing collaborations, covering 37 disorders. During the year ended December 31, 2020, we entered into 16 new collaborations, and successfully completed 26 collaborations resulting in a total of 66 ongoing collaborations, covering 49 disorders.

The timing of entry into new contracts with our pharmaceutical partners can be difficult to predict. Accordingly, we can experience different revenue patterns quarter-to-quarter and year-over-year due to the satisfaction of performance obligations involving significant upfront and milestone fees due from our pharmaceutical partners. We recognize revenue for upfront fees at a point in time when the right to use the intellectual property is transferred to the customer, while revenue for milestone payments is recognized over time using an input method based on the work rendered by us, or at a point in time when the applicable provisions for over-time recognition are not present (e.g., the sale of CentoCard filter cards).

During the year ended December 31, 2022, we entered into collaboration agreements with certain pharmaceutical partners, which resulted in upfront fees payable to us of over € 566 thousand, which will be recognized over time and during the partnership period. During the year ended December 31, 2021, we entered into collaboration agreements with certain pharmaceutical partners, which resulted in upfront fees payable to us of over €455 thousand for set up fees, will be recognized over time and during the partnership period. During the year ended December 31, 2020, we did not enter into collaboration agreements with pharmaceutical partners that included upfront fees.

Diagnostics segment

We generate revenue in our Diagnostics segment primarily from genetic sequencing and diagnostics services, such as WES and WGS. The test requests received by our Diagnostics segment for the years ended December 31, 2022, 2021 and 2020 were split amongst our primary testing products as follows:

We provide these services in over 120 countries either through third-party distributors or directly to our diagnostics clients, who are typically physicians, labs or hospital facilities. Revenues are based on a negotiated price per test or on the basis of agreements to provide certain testing volumes over defined periods. Revenue from the rendering of clinical diagnostic services (sequencing, interpretation and reporting) is recognized over time by reference to the percentage of completion of the service on the reporting date, assessed on the basis of the work rendered. We strategically focus on countries around the globe where the prevalence of rare hereditary diseases is high or the availability of national genetic testing and interpretation is to some extent limited and therefore the complete reimbursement or partial payment by the government for our services is more likely. The major markets for our diagnostics business currently include the Middle East and North Africa region, Scandinavia, parts of Central and Eastern Europe, Latin America, North America and parts of Asia. In most of our markets, our diagnostics tests are billable directly to the party submitting the request for a test to us.

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

Cost of Sales

Cost of sales consists of cost of consumables, supplies and other direct costs such as personnel expenses, depreciation of laboratory equipment, amortization of biomarkers, repair and maintenance costs, shipping costs, as well as certain allocated overhead expenses.

We expect these costs in absolute terms will increase as we grow our revenue but to decrease as a percentage of revenue over time as our Pharmaceutical segment revenue increases and as we continue to implement operational efficiencies. During the year ended December 31, 2022, our cost of sales represented 58.4% of our total revenue, as compared to 68.0% for the year ended December 31, 2021, and 91.8% for the year ended December 31, 2020. The decreased share in 2022 was mainly due to operational efficiencies implemented and reduced fixed overhead costs.

Research and Development Expenses

Our research and development (“R&D”) expenses consist primarily of costs incurred for the research and development of new products and solutions, in particular our biomarkers, and the development of our IT driven and interpretation-based solutions. In the three fiscal years ended December 31, 2022, 2021 and 2020 we spent €60,415 thousand on research and development, of which €8,695 thousand was capitalized as intangible assets.

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

During the year ended December 31, 2022, our research and development expenses represented 36.8% of our total revenue, as compared to 45.7% for the year ended December 31, 2021, and 38.8% for the year ended December 31, 2020. The decrease is partly due to reduced amortization in the current year as a result of impairment of biomarkers that took place in 2021. In addition, the decrease is attributable to reduced research and development-based personnel expenses arising as a result of organizational synergies achieved in 2021. We continue to innovate our information platform, develop additional products and solutions and expand our data management resources.

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

During the year ended December 31, 2022, our general administrative expenses represented 68.6% of our total revenue, as compared to 103.0% for the year ended December 31, 2021, and 98.0% for the year ended December 31, 2020. The decrease was mainly related to a decrease in general administrative related personnel expenses of which the primary contributor was a reversal in share-based payments expenses. Additionally, the reversal is attributable to reductions in senior management headcount as well as synergies achieved from the restructuring implemented in 2021. The share-based compensation expenses included in general administrative expenses for the years ended December 31, 2022, 2021 and 2020 amounted to (€169) thousand, €8,035 thousand and €5,658 thousand, respectively. See also Note 21.

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

During the year ended December 31, 2022, selling expenses accounted for 20.9% of our total revenue, as compared to 22.1% for the year ended December 31, 2021, and 19.7% for the year ended December 31, 2020. The increase was mainly due to the strategic buildup of the Pharmaceutical team as well as increased sales commissions paid in the Diagnostics segment. We expect that our selling expenses will continue to grow as we continue to increase our business footprint and expand our business development efforts in our Pharmaceutical segment.

Other Operating Income / (Expenses)

Other operating income and expenses primarily includes government grants, gain on disposal of property, plant and equipment and exchange rate gains or losses.

Government grants contain performance-based grants to subsidize research, development and innovation in the state of Mecklenburg-Western Pomerania from funds granted by the European Regional Development Fund (“R&D Grants”). Furthermore, government grants contain investment grants related to the construction of our headquarters in Rostock, Germany in prior years and purchase of equipment for laboratory atomization (“Investment Grants”). R&D Grants that compensate our research and development expenses are recognized directly in profit or loss, while R&D Investment Grants are initially recognized as deferred income and subsequently released to profit or loss on a systematic basis over the useful life of the related asset. We received different government grants in the state of Mecklenburg-Western Pomerania from funds granted by the European Regional Development Fund to subsidize our research, development and innovation.

During the year ended December 31, 2022, we received R&D Grants of €506 thousand, as compared to €168 thousand and €763 thousand for the year ended December 31, 2021 and December 31, 2020, respectively. The government grant that we receive, can fluctuate from period to period.

Results of Operations

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

	For the Years Ended
	December 31,
	2022	2021

	(€ in thousands)
Consolidated statements of comprehensive loss:
Revenue	47,473	42,234
Cost of sales	27,712	28,735
Gross profit	19,761	13,499
Research and development expenses	17,488	19,297
General administrative expenses	32,587	43,480
Selling expenses	9,924	9,326
Impairment of financial assets	—	827
Gain on reversal of financial asset impairment	432	—
Other operating income	3,773	2,894
Other operating expenses	741	86
Operating loss	(36,773)	(56,623)
Changes in fair value of warrants	2,574	—
Interest and similar income	512	3
Interest and similar expenses	4,909	802
Finance costs, net	(1,823)	(799)
Loss before taxes from continuing operations	(38,596)	(57,422)
Income tax expenses	107	(70)
Loss for the year from continuing operations	(38,703)	(57,352)
Net income from discontinued operations, net of tax	6,862	11,106
Loss for the period	(31,841)	(46,246)
Other comprehensive income/(loss)	(76)	543
Total comprehensive loss for the year	(31,917)	(45,703)

Revenue

Revenue increased by €5,239 thousand, or 12%, to €47,473 thousand for the year ended December 31, 2022 from €42,234 thousand for the year ended December 31, 2021, mainly driven by revenue from our Diagnostic segment.

The breakdown of our revenue by segment was as follows:

	For the Years Ended
	December 31,
	2022	2021
Revenue by segment:
Pharmaceutical	16,115	15,641
Diagnostics	31,358	26,593
Total Revenue	47,473	42,234

Pharmaceutical segment

Revenues from our Pharmaceutical segment were €16,115 thousand for the year ended December 31, 2022, an increase of €474 thousand, or 3%, from €15,641 thousand for the year ended December 31, 2021. This increase was primarily driven by development progress in clinical studies (namely the ROPAD-Denali study and EFRONT-Alector study). We collaborated with 28 pharmaceutical partners, as of December 31, 2022, compared to 33 active partners as of December 31, 2021.

During the year ended December 31, 2022, we entered into 13 new collaborations and successfully completed 17 collaborations resulting in a total of 41 active collaborations on December 31, 2022, compared to 45 active collaborations as of December 31, 2021. Revenues from our new collaborations totaled €1,108 thousand for the year ended December 31, 2022, with upfront payments of €566 thousand related to setup fees.

During the year ended December 31, 2021, we entered into 18 new collaborations and successfully completed 39 collaborations resulting in a total of 415 active collaborations as of December 31, 2021, compared to 66 active collaborations as of December 31, 2020. Revenues from our new collaborations totaled €2,323 thousand for the year ended December 31, 2021, with upfront payments of €455 thousand related to setup fees. During the year ended December 31, 2020, we entered into 16 new collaborations and completed 26 collaborations, decreasing the total number of active/completed collaborations to 66, from 76 active collaborations as of December 31, 2019. Revenues from our new collaborations totaled €968 thousand for the year ended December 31, 2020, which amount did not include any upfront fees.

We have been successful in entering into collaborations with pharmaceutical partners in the early stages of drug development, which puts us in a position to provide more support to the development process and increases our potential to secure further collaborations for the same drugs, such as biomarker developments. The graphic below shows our revenues for the year ended December 31, 2022 and 2021 resulting from our collaborations with our pharmaceutical partners split between the drug development stages. For further details on each of our drug development stages, please see “Item 4. Information on the Company—B. Business Overview—Pharmaceutical Solutions.”

During the year ended December 31, 2022, revenues from one pharmaceutical partner represented 15.5% of our total revenues, as compared to 24.8% for the year ended December 31, 2021.

Diagnostics segment

Revenues from our Diagnostics segment were €31,358 thousand for the year ended December 31, 2022, an increase of €4,765 thousand, or 18%, from €26,593 thousand for the year ended December 31, 2021. We received approximately 69,243 test requests in our Diagnostics segment during the year ended December 31, 2022, representing an increase of approximately 21% as compared to approximately 57,100 test requests received for the year ended December 31, 2021.

For the years ended December 31, 2022 and 2021, our total Diagnostic segment revenues were split amongst our primary testing products as follows:

The increase in revenues was primarily related to an increase in order intakes for panel testing, WES and WGS during the year ended December 31, 2022. Total revenues from panel testing, WES and WGS for the year ended December 31, 2022, amounted to € 22,706 thousand, representing an increase of 13.98% as compared to €19,921 thousand for the year ended December 31, 2021. The total number of panel testing, WES and WGS order intakes received in the Diagnostics segment for the year ended December 31, 2022, was approximately 36,057, representing an increase of 28.95% as compared to approximately 27,962 test requests received for the year ended December 31, 2021.

Revenue by geographical region

The breakdown of our revenue from all our segments, in the aggregate, by geographical region was as follows:

	For the Years Ended
	December 31,
	2022	2021

	(€ in thousands)
Revenue by geographical region:
Europe	6,288	5,915
of which: Germany	307	211
of which: Netherlands	7	6
Middle East	19,922	16,432
of which: Saudi Arabia	12,433	9,865
North America	16,570	16,583
of which: United States	16,505	16,396
Latin America	3,907	2,593
Asia Pacific	786	711
Total Revenue	47,473	42,234

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

Our North America region contributed €16,570 thousand to revenue for the year ended December 31, 2022, a decrease of (€13) from €16,583 thousand for the year ended December 31, 2021. Revenues from the North America region represented 34.9% of our total revenues for the year ended December 31, 2022, as compared to 39.3% for the year ended December 31, 2021.

Our Middle East region contributed €19,922 thousand to revenue for the year ended December 31, 2022, an increase of €3,490 thousand, or 21%, from €16,432 thousand for the year ended December 31, 2021. This revenue increase was primarily attributable to the increase in sales of panel testing, WES and WGS tests.

Our Europe region contributed €6,288 thousand to revenue for the year ended December 31, 2022, an increase of €373 thousand, or 6% from €5,915 thousand for the year ended December 31, 2021. This increase was mainly driven by increased revenues from the Diagnostics segment. Revenues from the Europe region represented 13.2% of our total revenues for the year ended December 31, 2022, as compared to 14.0% for the year ended December 31, 2021.

Cost of Sales

Cost of sales increased by €1,023 thousand, or 4%, to €27,712 thousand for the year ended December 31, 2022, from €28,735 thousand for the year ended December 31, 2021. Cost of sales for the year ended December 31, 2022, represented 58.4% total revenue, a decrease of 9.6 percentage points as compared to 68.0% for the year ended December 31, 2021.

Cost of sales incurred by our Pharmaceutical and Diagnostic segments for the year ended December 31, 2022, represented 45.3% and 65.1% of revenues from the respective segments, a decrease of 28.7 percentage points and 0.1 percentage points, respectively, as compared to 74.0% and 65.2%, respectively, for the year ended December 31, 2021. The 28.7 percentage point decrease for our Pharmaceutical segment was mainly due to reduced depreciation of €2,100 thousand to €800 thousand for the year ended December 31, 2022, from €2,900 thousand for the year ended December 31, 2021, as well as changes in the product mix.

Gross Profit

The recovery of our core business segments (Diagnostics and Pharmaceutical segments combined) generated total gross margin of €19,761 thousand or 42% of revenues which represents an increase of €6,443 thousand or 10.1 percentage points in the year ended December 31, 2022, as compared to €13,318 thousand or 32% of revenues in the previous year ended December 31, 2021.

Research and Development Expenses

The table below gives a breakdown of our research and development expenses for the years ended December 31, 2022 and 2021.

	For the Years Ended
	December 31,
	2022	2021

	(€ in thousands)
Wages and salaries and social security expenses	7,074	8,021
Laboratory supplies and consumable costs	—	301
IT development costs	5,654	4,422
Depreciation and amortization expenses	2,927	3,900
Development and patent costs	747	1,564
Others	1,086	1,089
Total research and development expenses	17,488	19,297

Research and development expenses decreased by €1,809 thousand, or 9.4%, to €17,488 thousand for the year ended December 31, 2022, from €19,297 thousand for the year ended December 31, 2021. This mainly represents personnel costs, IT-related expenses incurred in our research that do not qualify for capitalization, increased depreciation and amortization and other costs such as consumables, patent applications, legal costs and external consultant costs.

General Administrative Expenses

The table below gives a breakdown of our general administrative expenses for the years ended December 31, 2022 and 2021.

	For the Years Ended
	December 31,
	2022	2021

	(€ in thousands)
Wages and salaries, social security and termination expenses	11,155	13,664
Share‑based payment expenses	(169)	8,035
Legal, audit and consulting expenses	7,742	5,048
Travelling, corporate communication and event expenses	1,055	1,386
IT operational costs	2,815	3,513
Insurance premiums	2,956	4,432
Recruitment expenses	265	1,062
Depreciation and amortization expenses	3,381	1,949
Others	3,387	4,391
Total general administrative expenses	32,587	43,480

General administrative expenses decreased by €10,893 thousand, or 25.1%, to €32,587 thousand for the year ended December 31, 2022, from €43,480 thousand for the year ended December 31, 2021, principally due to a decrease in personnel costs (largely consisting of a reversal in share-based payments expense), as well as reductions in senior manager headcount, the corresponding decrease in directors’ and officers’ insurance premiums and other synergies obtained from the restructuring implemented in 2021. The general administrative expenses included share-based compensation expenses of (€169) thousand for the year ended December 31, 2022, a decrease of €8,204 thousand as compared to €8,035 thousand for the year ended December 31, 2021. See also Note 21.

Selling Expenses

Selling expenses increased by €598 thousand, or 6.4%, to €9,924 thousand for the year ended December 31, 2022, from €9,326 thousand for the year ended December 31, 2021, principally due to an increase in personnel expenses.

Impairment of financial assets

There were no impairment expenses for financial assets incurred for the year ended December 31, 2022, representing a decrease of €827 thousand from €827 thousand for the year ended December 31, 2021.

Gain on reversal of financial asset impairment

A gain on reversal of financial asset impairment was recorded for the year ended December 31, 2022 due to improved collection of aged accounts receivable resulting in a positive re-assessment of receivables and contract assets arising from contracts with customers. The gain on reversal of financial asset impairment for the year ended December 31, 2022 was €432 (December 31, 2021: EUR nil).

Other Operating Income / (Expenses)

Other operating income increased by €879 thousand, or 30.4%, to €3,773 thousand for the year ended December 31, 2022, from €2,894 thousand for the year ended December 31, 2021, principally due to VAT refunds received based on a change made to the VAT tax declarations of Centogene GmbH in agreement with the tax administration in Germany for 2020, 2021 and 2022 financial years.

Other operating expenses increased by €655 thousand, or 761.6%, to €741 thousand for the year ended December 31, 2022, from €86 thousand for the year ended December 31, 2021, principally due to foreign exchange differences.

Interest and Similar Income / (Expenses)

Interest and similar income increased by €509 thousand to €512 thousand for the year ended December 31, 2022, from €3 thousand for the year ended December 31, 2021.

Interest and similar expenses increased by €4,107 thousand, or 512.2%, to €4,909 thousand for the year ended December 31, 2022, from €802 thousand for the year ended December 31, 2021, principally due to interest paid on the Oxford loan as well as foreign currency losses.

Loss Before Taxes for the Year from Continuing Operations

As a result of the factors described above, our loss before taxes for the year ended December 31, 2022 was €38,596 thousand, a decrease of €18,826 thousand, or 32.8%, from €57,422 thousand for the year ended December 31, 2021.

Segment Adjusted EBITDA

Our Segment Adjusted EBITDA was as follows:

	For the Years Ended
	December 31,
	2022	2021

	(€ in thousands)
Segment Adjusted EBITDA:
Pharmaceutical	6,802	4,915
Diagnostics	6,497	3,208
	13,299	8,123

Adjusted EBITDA from our Pharmaceutical segment was €6,802 thousand for the year ended December 31, 2022, an increase of €1,887 thousand, or 38%, from €4,915 thousand for the year ended December 31, 2021. This increase was attributable to the increase in revenues from the Pharmaceutical segment, as well as the decrease in cost of sales.

Adjusted EBITDA from our Diagnostic segment was €6,497 thousand for the year ended December 31, 2022, an increase of €3,289 thousand, or 103%, from €3,208 thousand for the year ended December 31, 2021. This increase was primarily attributable to an increase in revenues during the year and improved collection of aged accounts receivable resulting in a positive re-assessment of receivables and contract assets arising from contracts with customers.

For further information about how we calculate Adjusted EBITDA, how it is used and our reconciliation of segment Adjusted EBITDA to the most comparable IFRS measure of the Group, see “Note 7 — Segment information and revenue from contracts with customers” of our consolidated financial statements as of and for the year ended December 31, 2022.

For the discussion of our results of operations for the year ended December 31, 2020 compared to year ended December 31, 2021, see “Financial Operations Overview —Year Ended December 31, 2020, compared to Year Ended December 31, 2021” included in our annual report for the year ended December 31, 2021, on Form 20-F (File No. 001-39124) filed with the SEC on March 31, 2022.

Quarterly Data

	2022				2021
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter

	(unaudited, In EUR thousands)
Revenue	10,191	11,198	12,403	13,682	9,793	9,209	9,661	13,571
Cost of sales	6,450	6,586	6,568	8,108	6,208	6,617	6,828	9,082
Gross profit	3,741	4,612	5,835	5,574	3,585	2,592	2,833	4,489
Research and development expenses	4,614	4,457	4,412	4,005	4,335	4,053	3,821	7,088
General administrative expenses	7,906	9,378	9,818	5,485	11,596	10,494	10,406	10,984
Selling expenses	2,394	2,798	2,959	1,773	1,949	1,942	2,206	3,229
Impairment of financial assets	116		87	(203)	71	544	471	(259)
Gain on reversal of financial asset impairment		1,035		(603)
Other operating income	733	657	1,194	1,189	366	1,276	1,011	241
Other operating expenses	1	506	633	(399)	34	2	-	50
Operating loss	(10,557)	(10,835)	(10,926)	(4,455)	(14,034)	(13,167)	(13,060)	(16,363)
Loss for the period from continuing operations	(11,180)	(11,887)	(12,701)	(2,935)	(14,293)	(13,466)	(13,358)	(16,235)
Net income from discontinued operations, net of tax	4,601	1,539	58	664	9,227	5,110	(8,587)	5,356
Loss for the period	(6,579)	(10,348)	(12,643)	(2,271)	(5,066)	(8,356)	(21,945)	(10,879)
Total comprehensive loss for the period	(6,485)	(10,419)	(12,643)	(2,370)	(4,945)	(8,547)	(21,859)	(10,352)
Loss per share- Basic and diluted (in EUR)	(0.28)	(0.38)	(0.47)	(0.09)	(0.23)	(0.38)	(0.97)	(0.46)

Restatement of previously issued financial statements

During the preparation of the unaudited financial results for the second quarter ended June 30, 2022, the Group identified unadjusted differences related to revenue recognized and impairment losses for the years ended December 31, 2021, December 31, 2020 and December 31, 2019 and trade receivables outstanding as of December 31, 2021, 2020 and 2019 for the Diagnostics segment.

The Group restated the relevant amounts for the previously issued financial statements. Refer to “Note 2.4 - Restatement of previously issued financial statements” to our consolidated financial statements for the year ended December 31, 2022, 2021 and 2020 for further details.

The impact of the restatements on the consolidated statements of comprehensive income for the years ended December 31, 2021, 2020 and 2019 are as follows:

	For the year ended Dec 31,			For the year ended Dec 31,
in EUR k	2021 (as previously reported)	Adjustments	2021 (as restated)*	2020 (as previously reported)	Adjustments	2020 (as restated)*
Revenue	189,923	(1,355)	188,568	128,381	(710)	127,671
Cost of sales	161,765	(1,317)	160,448	83,437	-	83,437
Gross profit	28,158	(38)	28,120	44,944	(710)	44,234
Research and development expenses	19,297	-	19,297	14,935	-	14,935
General administrative expenses	46,739	-	46,739	40,160	-	40,160
Selling expenses	9,860	-	9,860	8,026	-	8,026
Impairment of financial assets	1,140	(313)	827	3,738	(102)	3,636
Other operating income	2,936	331	3,267	2,394	-	2,394
Other operating expenses	86	-	86	182	-	182
Real estate transfer tax expenses	-	-	-	-	-	-
Operating loss	(46,028)	606	(45,422)	(19,703)	(608)	(20,311)
Loss for the period	(46,852)	606	(46,246)	(21,378)	(608)	(21,986)
Total comprehensive loss	(46,309)	606	(45,703)	(21,426)	(608)	(22,034)
Loss per share- Basic and diluted (in EUR)	(2.06)	0.03	(2.04)	(1.02)	(0.03)	(1.05)

(*)             For further information, please refer to Note 2.4 to our consolidated financial statements as of December 31, 2022 and 2021 and for the three years ended December 31, 2022, 2021 and 2020 included elsewhere in this Annual Report).

B.Liquidity and Capital Resources

Overview

Our cash requirements are principally for working capital and capital expenditures of all our businesses, including expansions and improvements to our laboratory facilities, technology infrastructure and research and development activities. In fiscal year 2022 and beyond, we anticipate that our capital expenditures in our rare disease business will increase from prior periods as we continue to increase our research and development efforts. Historically, our main source of liquidity has been our secured loans, municipal loans and government funding of research programs, and proceeds from our initial public offering. In July 2020, we completed the Follow-on Equity Offering and received net offering proceeds, after deducting underwriting discounts and commissions, of €22 million. In January 2022, we entered into the Loan and Security Agreement in the total amount of USD 45.0 million (€40.2 million) and secured an additional €15 million through issuance of common shares and warrants.

Our financial condition and liquidity are and will continue to be influenced by a variety of factors, including our ability to continue to generate cash flows from our operations, our capital expenditure requirements, and the impact of geopolitical conditions on financial markets and the global economy.

Considering cash and cash equivalents as of December 31, 2022, of € 36.0 million with relatively low short term debt obligations of € 3.4 million, the Group has prepared cash flow forecasts and considered the cash flow requirement for the Company, principally focused on the twelve-month period from the date of the approval of these consolidated financial statements. Management updated their cash flow forecasts based on an amendment signed for the Group’s Loan Facility as of April 30, 2023. Accordingly, in addition to the short-term portion of the loan, the Group is also required to prepay USD 5.0 million of the loan upon the first new business development or financing transaction the Group will enter and to maintain at least EUR 9.1 million in unrestricted cash on deposit in collateral accounts. These forecasts show that we do not currently have sufficient funds to continue maintaining our operating activities for the next 12 months. Consequently, our current circumstances indicate the existence of a material uncertainty that may cast significant doubt about our ability to continue as a going concern. If we are unable to continue as a going concern, we may have to liquidate our assets and may receive less than the value at which those assets are carried on our consolidated financial statements, and it is likely that investors will lose all or a part of their investment. As we seek additional financing to fund our business activities in the future and while there remains doubt about our ability to continue as a going concern, investors or other financing sources may be unwilling to provide additional funding on commercially reasonable terms or at all.

We are pursuing a number of additional restructuring initiatives that could extend our cash runway until our operating cash flows reach break-even. In addition to measures intended to reduce our operating expenditure, we are in active discussions with various counterparties regarding new private equity financing and/or additional debt (which may be convertible debt) financing. We are also pursuing additional potential financing initiatives such as strategic collaborations and marketing, distribution or licensing arrangements, business and asset divestitures and / or grant funding, among other things. If we are unable to obtain funding in an amount, on terms and at the time that we desire, we could be forced to delay, reduce or eliminate some or all of our research and development programs, product portfolio expansion or commercialization efforts, and take additional measures to reduce costs in order to conserve our cash in amounts sufficient to sustain operations and meet our obligations. These measures could cause significant delays in our preclinical, clinical and regulatory efforts, which could adversely affect our business prospects.

The consolidated financial statements for the year ended December 31, 2022, do not reflect any adjustments relating to the recoverability and classification of assets or the amounts and classification of liabilities that would be necessary, should we be unable to continue as a going concern.

Our known material liquidity needs for periods beyond the next twelve months are described below in “—F. Tabular Disclosure of Contractual Obligations.”

Contractual Obligations

The table below presents the residual contractual terms of the financial liabilities as of December 31, 2022, including estimated interest payments. The figures are undiscounted gross amounts, including estimated interest payments and interest on undrawn loan funds, but without showing the impact of offsetting.

	Total		Between 1	Between 3
	contractual	Less than	and	and	More than
	cash flows	1 year	3 years	5 years	5 years

Bank overdrafts	3,374	3,374	—	—	—
Secured bank loans	59,473	4,194	33,167	22,112	—
Lease liabilities	17,713	2,817	4,780	3,187	6,929
Short term and low value leases	83	59	24	1	—
Trade payables and purchase obligations	6,317	6,317	—	—	—
Total	86,960	16,761	37,971	25,299	6,929

Lease liabilities include leases related to lease contracts for land and buildings, offices as well as various items such as motor vehicles and other equipment which are accounted for according to IFRS 16, and measured at the present value of lease payments over the lease term at the commencement date of the leases.

Lease liabilities also include contractual cash flows in relation to the expansion of the Rostock headquarters that are not accounted for yet. The future lease payments for this non-cancellable lease contract are Euro nil within one year, €1,272 thousand within five years and €318 thousand thereafter (December 31, 2021: €107 thousand within one year, €2,370 thousand within five years and €4,219 thousand thereafter.

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements, as defined in the rules and regulations of the Securities and Exchange Commission.

Material Transactions

Private Placement of Common Shares and Warrants

On January 31, 2022, we entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with the purchasers named therein (the “Investors”) and a Warrant Agreement (the “Warrant Agreement”) with the Investors. Pursuant to the Securities Purchase Agreement and the Warrant Agreement, we agreed to sell to the Investors (i) an aggregate of 4,479,088 common shares at a price per share of USD 3.73, and (ii) warrants initially exercisable for the purchase of up to an aggregate of 1,343,727 additional common shares at an initial exercise price per common share of USD 7.72 (the “Warrants”), for aggregate gross proceeds of €15.0 million. The Warrants are exercisable immediately as of the date of issuance and will expire on December 31, 2026 and it is accounted for as liability.

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

Loan and Security Agreement

On January 31, 2022 (the “Closing Date”), the Company, Centogene GmbH, CentoSafe B.V. and Centogene US, LLC (together, the “Borrowers”), entered into the Loan and Security Agreement with Oxford Finance LLC and the other financial institutions or entities from time to time parties to the Loan and Security Agreement (collectively, referred to as “Lenders”) and Oxford, in its capacity as collateral agent for itself and the Lenders (in such capacity, “Agent”). Under the Loan and Security Agreement, the Lenders agreed to make available to the Borrowers certain term loans in an aggregate principal amount of up to $45.0 million, subject to funding in two tranches as follows: (a) on the Closing Date, a loan in the aggregate principal amount of $25.0 million (the “Term A Loan”) and (b) on and after the Term B Milestone (as defined below) until the earlier of 60 days thereafter and July 31, 2023, a loan in the aggregate principal amount of USD 20.0 million (the “Term B Loan” and collectively with the Term A Loan, the “Term Loans”). The obligations of the Lenders to fund the Term B Loan are subject to our achievement of product revenues from our diagnostics and pharmaceutical services segments of at least USD 50.0 million calculated on a trailing twelve month basis as of the last day of any fiscal month (such achievement, the “Term B Milestone”). As security for the Borrowers’ obligations under the Loan and Security Agreement, the Borrowers granted the Lenders a first priority security interest on the Borrowers’ assets.

The maturity date of the Term Loans is January 29, 2027, with amortized payments commencing March 1, 2025 in 24 equal monthly payments. The Term Loans bear an interest rate of 7.93% per annum plus the 1-month CME Term SOFR reference rate as published by the CME Group Benchmark Administration Limited (subject to a floor of 0.07% and 4.13% for Term A Loan and Term B Loan, respectively), based on a year consisting of 360 days.

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

The Loan and Security Agreement contains customary affirmative covenants, negative covenants and events of default, including covenants and restrictions that, among other things, require the Borrowers to satisfy a financial covenant, restrict Borrowers’ ability to transfer cash to their subsidiaries, and in certain circumstances restrict the ability of the Borrowers to incur liens, incur additional indebtedness, engage in mergers and acquisitions, make distributions or make asset sales without the prior written consent of Lenders. A failure to comply with these covenants could permit the Lenders to declare the Borrowers’ obligations under the Loan and Security Agreement, together with accrued interest and fees, to be immediately due and payable, plus any applicable additional amounts relating to a prepayment or termination, as described above.

On July 28, 2022, we amended the Loan and Security Agreement to expand the scope of Permitted Indebtedness and Permitted Liens thereunder and each as defined therein. Later that year, we achieved the Term B Milestone and became eligible to draw down the outstanding $20.0 million of commitments under the Term B Loan. On December 22, 2022, we borrowed the Term B Loan and received a net disbursement under the Oxford Facility of $19,697,253.22 after accounting for fees, expenses and accrued interest.

We amended the Loan and Security Agreement for a second time on April 30, 2023 to permit (i) the delivery of our audited consolidated financial statements for the fiscal year ended December 31, 2022 thirty days later than is otherwise required and (ii) the listing of our common shares on NASDAQ Capital Market. The Second Amendment introduced new requirements that (i) we prepay any outstanding loans under the Loan and Security Agreement in an amount of $5.0 million (plus fees, interest and expenses, in each case, pursuant to the terms of the Loan and Security Agreement) upon the first new business development or financing transaction we enter and (ii) we maintain at least €9.1 million in unrestricted cash on deposit in collateral accounts subject to Oxford’s perfected security interest granted under the Loan and Security Agreement.

Comparative Cash Flows

Comparison of the Years Ended December 31, 2022 and 2021

The following table sets forth our cash flows for the periods indicated:

	For the Years Ended
	December 31,
	2022	2021

	(€ in thousands)
Consolidated statements of cash flows from continuing operations
Cash flow (used in) continuing operating activities	(35,496)	(42,635)
Cash flow (used in) continuing investing activities	(1,553)	(2,494)
Cash flow (used in)/ from continuing financing activities	46,798	(2,403)
Net (decrease)/ increase in cash and cash equivalents	9,750	(47,532)
Cash and cash equivalents at the beginning of the period	17,818	48,156
Effect of movements in exchange rates on cash held	(961)	(36)
Cash flow from discontinued activities	9,348	17,231
Cash and cash equivalents at the end of the period	35,955	17,818

Operating Activities

Our cash flow used in, or from, continuing operating activities primarily relates to changes in the components of our working capital, including cash received from pharmaceutical partners and diagnostics clients, as well payments made to our suppliers.

For the year ended December 31, 2022, cash flow used in continuing operating activities was €35,496 thousand, a decrease of €7,139 thousand as compared to cash flow used in continuing operating activities of €42,635 thousand for the year ended December 31, 2021. The difference was mainly attributable to cost saving measures implemented during the year resulting in improved results from operating activities.

Investing Activities

Our cash flow used in, or from, investing activities consists of investments in intangible assets, plant, property and equipment, grants received for investments in property, plant and equipment and cash received from disposals of property, plant and equipment. More specifically, cash used in investment activities in our rare and neurodegenerative disease business included mainly costs incurred in the development of new products and solutions, and the development of our IT driven and interpretation-based solutions. It also includes investment in property, plant and equipment used in the laboratories and other business operations.

For the year ended December 31, 2022, cash flow used in continuing investing activities was €1,553 thousand, as compared to cash flow used of €2,494 thousand in continuing investing activities for the year ended December 31, 2021. The decrease was mainly due to the reduction in investments made in intangible assets.

Financing Activities

Our cash flow generated from and used in continuing financing activities primarily relates to the Oxford Loan and Security Agreement and financial lease liabilities for the year ended December 31, 2022.

For the year ended December 31, 2022, cash flow from continuing financing activities was €46,798 thousand, an increase of €44,395 thousand as compared to cash flow used in continuing financing activities of €2,403 thousand for the year ended December 31, 2021.

Our cash flow provided by continuing financing activities for the year ended December 31, 2022, was primarily driven by additional shares issued to certain investors and the drawdown of the Oxford Loan and Security Agreement (incorporating Tranche A and Tranche B) which contributed €40,568 thousand in aggregate.

Cash used in financing activities includes repayment of lease liabilities of €4,314 thousand as of December 31, 2022, a decrease of €70 thousand as compared to repayment of €4,244 thousand for the year ended December 31, 2021.

For the discussion of our cash flows for the year ended December 31, 2020, compared to year ended December 31, 2021, see “Comparative Cash Flows —Year Ended December 31, 2020, compared to Year Ended December 31, 2021” included in our annual report for the year ended December 31, 2021 on Form 20-F (File No. 001-39124) filed with the SEC on March 31, 2022.

Indebtedness

Syndicated Loan Facility

On August 4, 2015, we entered into a loan agreement (as amended or supplemented to date, the “Syndicated Loan Facility”) with certain German commercial banks. The Syndicated Loan Facility consists of four tranches. As of December 31, 2022, there were no balances outstanding under Tranches A, B, C and D. As of December 31, 2021, we had €2,834 thousand outstanding under the Syndicated Loan Facility, of which €505 thousand was outstanding under Tranche B and €2,329 thousand was outstanding under the Tranche D. As of December 31, 2020, we had €1,596 thousand outstanding under the Syndicated Loan Facility, of which €968 thousand was outstanding under Tranche B and €628 thousand was outstanding under the Tranche D Loan.

The Tranche B Loan has been used to purchase laboratory equipment on a pro rata basis. In addition, it served to refinance rental purchases for short-term investments in laboratory equipment and IT equipment. The Tranche D Loan serves us as a working capital line in an aggregate amount of €2,500 thousand.

Revolving Credit Agreements

We have entered into two further secured bank overdraft agreements totaling €1,000 thousand which we use to finance our day-to-day business operations. €998 thousand was utilized as of December 31, 2022, €981 thousand was utilized as of December 31, 2021. Our first €500 thousand bank overdraft agreement had an initial floating interest rate of 4.23% per annum (adjusted on EURIBOR) when utilized as an overdraft facility. This is secured by a term deposit of €500 thousand. Our second €500 thousand bank overdraft agreement had an initial floating interest rate of 4.5% per annum when utilized as an overdraft facility and is secured by a term deposit of €500 thousand.

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

Our significant accounting policies that we believe to be critical to the judgments and estimates used in the preparation of our financial statements are included in “Note 2.2—Going concern, Note 6—Accounting judgments and estimates” and “Note 21—Share-based payments” to our consolidated financial statements as of and for the year ended December 31, 2022.

Item 6. Directors, Senior Management and Employees

A.Directors and Senior Management

Board Structure

We have a two-tier board structure consisting of a management board (bestuur) and a separate supervisory board (raad van commissarissen).

Management Board

Our management board consists of three members, who we refer to as our managing directors (and who are also our executive officers). Each managing director of Centogene N.V. holds office for the term set by our general meeting of shareholders (as set forth in the table below), except in the case of earlier death, resignation or removal. Our managing directors do not have a retirement age requirement under our articles of association.

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

			Year of Expiration
Name	Position	Age	of Term
Kim Stratton	Chief Executive Officer	60	2026
Miguel Coego Ríos	Chief Financial Officer	49	2026
Prof. Peter Bauer, M.D.	Chief Medical and Genomic Officer(1)	53	-
(1)	On January 24, 2023, Prof. Peter Bauer, M.D. was appointed as a temporary managing director (Chief Medical and Genomic Officer to the Management Board of Centogene N.V.), until his proposed formal appointment at the Company’s upcoming general meeting of shareholders.

On May 3, 2022, Volkmar Weckesser stepped down from his role as Chief Information Officer and member of the management board.

Unless otherwise indicated, the current business address for our managing directors is Am Strande 7, 18055 Rostock, Germany.

Kim Stratton, was appointed as our managing director and Chief Executive Officer on February 1, 2022, after having served as interim managing director and Chief Executive Officer as of December 20, 2021. Mrs. Stratton has more than 25 years of global commercial expertise in the biopharmaceutical space, with significant experience across multiple geographies, including the United Kingdom, the United States, Europe, and emerging markets. Most recently, Mrs. Stratton was CEO of Orphazyme, a biopharmaceutical company dedicated to developing treatments for patients living with rare diseases. Prior to this role, she worked at Shire Pharmaceuticals, where she served as Head of International Commercial for Shire’s Specialty and Rare Diseases portfolio. Before Shire, Mrs. Stratton spent nearly 15 years at Novartis in a number of senior management roles, including global product development, commercial, marketing, general manager, and various global corporate functions, including government and external affairs. Mrs. Stratton is on the Board of Recordati S.p.A, Novozymes A/S and Vifor Pharma AG.

Miguel Coego Ríos, Mr. Coego Ríos was appointed as our Chief Financial Officer, Legal & IT on June 22, 2022, after having served as interim Chief Financial Officer, Legal & IT since April 1, 2022. Mr. Coego Ríos is an experienced senior executive with broad expertise in finance and commercial leadership roles in the pharmaceutical and biotech sectors. He has an extensive track record in achieving sales and expenses targets, team management and development, and steering multi-country projects. Most recently, he was Vice President & General Manager South Europe at Orphazyme A/S, a late-stage clinical biotech company. Before that he was Vice President & CFO EMEA at Mundipharma, a multinational pharmaceutical company. Earlier in his career, he served in several senior management positions at Shire Pharmaceuticals between 2011 and 2019, most recently as CFO LATAM and General Manager of the Andean region.

Prof. Peter Bauer, M.D. Prof. Bauer was appointed as temporary managing director to the management board as our Chief Medical and Genomic Officer on January 24, 2023, until his proposed formal appointment at the Company’s next general meeting of shareholders, after having served as our Chief Medical Officer since 2022 and Chief Genomic Officer since December 2019, prior to which he served as our Chief Scientific officer from January 2017 to November 2019 and Chief Operating officer since joining Centogene in 2016. Prof. Bauer is a professor of human genetics at the University of Tübingen and a board-certified human geneticist with expertise in molecular genetics, diagnostic testing, genetic counselling, functional validation of genetic variants and bioinformatics tools for medical interpretation of clinical sequencing. Prior to joining us, he headed of the diagnostic and research laboratory at the Institute of Medical Genetics and Applied Genomics, University Hospital Tübingen from 2001 to 2015. Prof. Bauer has been vice president of the German Society of Neurogenetics since 2004. Prof. Bauer received a degree in medicine from the Freie University Berlin and the approbation as physician (German official license to practice medicine) from the Board of Physicians in Berlin in 1998.

The following table lists those of our key executive officers as of December 31, 2022 who are not members of our management board:

			Year of Expiration
Name	Position	Age	of Term
Patrice P. Denèfle, Ph.D.	Chief Scientific Officer	63	—
Florian Vogel, Ph.D.(1)	Chief Process Officer	42	—
Bettina Goerner	Chief Data Officer	39	—
(1)	Mr. Vogel who served as Centogene’s Chief Process Officer resigned his position at the end of February 2023.

Mr. Schmid who served as Centogene’s Chief Commercial Officer – Diagnostics resigned his position at the end of June 2022. Mr. Motz who served as Centogene’s Chief Commercial Officer – Pharmaceuticals resigned his position at the end of February 2022.Mrs. Daste who served as Centogene’s Chief Human Resources Officer resigned her position at the end of August 2022.Ian Rentsch joined Centogene on March 15, 2023, as Chief Commercial Officer and General Manager – Pharma, and now represents as a key executive officer.

Patrice P. Denèfle, Ph.D., Mr. Denèfle serves as Centogene’s Chief Scientific Officer. Within this role, he is responsible for overseeing the Company’s scientific activities to deliver on its vision and strategy, while driving value creation. Mr. Denèfle is a seasoned executive and scientific pioneer with over 35 years of experience at pharmaceutical and biotechnology companies in Europe and the U.S., spearheading translational R&D to deliver breakthrough treatments to patients. Prior to joining Centogene, Mr. Denèfle served as Chief Scientific Officer at 4P-Pharma, where he led the R&D drug repositioning strategy and operations towards potential full clinical demonstration and asset-value transfer to large pharmaceutical companies. Over the past three decades, he has held several leadership positions, including as the General Manager of the Roche Institute for Research and Translational Medicine, as well as other senior roles at Sanofi Aventis and Ipsen. Mr. Denèfle also served as CSO at Genethon, a biotech company dedicated to the development of gene therapy treatments for rare diseases. Mr. Denèfle received his Ph.D. in Molecular Biology and Biotechnology from the Pasteur Institute, Paris, completed his HDR (Habilitation) in Molecular Pharmacology at the University of Lille, graduated as Adjunct University Professor, and taught Biotechnology for 10 years at the University Paris-Descartes. Mr. Denèfle was also trained as a CEDEP fellow at INSEAD and has co-authored more than 150 scientific papers and patents.

Florian Vogel, Ph.D., Mr. Vogel served as our Chief Process Officer since 2021 and stepped down effective February 28, 2023. Within his role, he held disciplinary and budget responsibility for all five Diagnostic wet lab production departments in Rostock, Germany, and the CLIA and CAP lab processing facility in Cambridge, Massachusetts, United States. In addition, he was responsible for the Method & Process Development in Rostock. Before taking on this position, he served as Senior Director Research & Development from 2015-2018 at Centogene. Mr. Vogel has extensive experience in product development and streamlining of workflows for genetically based methods enabling the highest quality as well as high throughput testing. Mr. Vogel has more than ten years of know-how in molecular genetic assay design and international leadership in various industry sections. Prior to joining Centogene, he was living in South Korea to set up the local branch of a German university and labs for chemical and bioengineering as Head of the White Biotechnology department, including lab build out and starting industry collaborations. Mr. Vogel studied Biology at Friedrich-Alexander-University of Erlangen-Nurnberg and received his doctoral degree in Molecular Biology summa cum laude.

Bettina Goerner, Mrs. Goerner serves as our Chief Data Officer (CDO). Bringing 15 years of international industry experience and product-centricity, Mrs. Goerner is responsible for data management, enablement, and data partnerships for the CENTOGENE Biodatabank, which includes multiomic and clinical data, as well as biomaterial. Mrs. Goerner previously served as Managing Director of Data Products & Services at Springer Nature – overseeing data and product development, as well as commercialization of five data products for R&D, including the AdisInsight databases for drug development. While at Springer Nature, she built up new product lines, markets and business models. Mrs. Goerner holds a master’s degree in Molecular Biology from the International Max Planck Research School, including research at Harvard Institutes of Medicine. She started her career at McKinsey & Company and INSEAD Business School. She also holds board seats at Deepmatter Group Plc, a laboratory digitalization company focused on big data and experimental chemistry, as well as at Eagle Genomics Ltd., an innovator of data analysis software for life sciences and a Microsoft Genomics Partner.

Supervisory Board

Our supervisory board consists of nine members and one interim member. Each supervisory board member holds office for the term set by our general meeting of shareholders (as set forth in the table below), except in the case of his earlier death, resignation or removal. Our supervisory board members do not have a retirement age requirement under our articles of association.

The following table presents the names of the current members of our supervisory board, as well as the year of expiration of their terms as supervisory board members of Centogene N.V.:

			Year of Expiration
Name	Position	Age	of Term
Peer M. Schatz	Chairman of the Supervisory Board	57	2023
Andreas Busch, Ph.D.	Member and Vice-Chairman of the Supervisory Board	59	2026
Flemming Ornskov, M.D.	Member of the Supervisory Board	65	2025
Jonathan G. Sheldon, Ph.D.	Member of the Supervisory Board	51	2025
Holger Friedrich	Member of the Supervisory Board	56	2025
Guido Prehn	Member of the Supervisory Board	45	2025
Eric Souêtre, M.D.	Member of the Supervisory Board	67	2025
Berndt Modig(1)	Member of the Supervisory Board	64	2025
Hubert Birner, Ph.D.	Member of the Supervisory Board	56	2025
Mary Sheahan(2)	Interim Member of the Supervisory Board	50	-
(1)	On December 1, 2022, Mr. Modig stepped down from his role as audit committee chair and currently serves as audit committee member and member of the supervisory board from which positions he is expected to step down after the next general meeting of shareholders.
(2)	Mrs. Sheahan has been nominated for appointment as supervisory director of the Company for an initial period of four years at the next general meeting. Effective from December 1, 2022 Mrs. Sheahan is serving as our new chairwoman of the audit committee.

Unless otherwise indicated, the current business address for our directors is Am Strande 7, 18055 Rostock, Germany.

Peer M. Schatz From January 1, 2021, Peer Schatz has served as Chairman of our supervisory board. Mr. Schatz joined the supervisory board of Centogene in March 2020 as interim member and interim Vice-Chairman of the supervisory board. His appointment was approved in the annual general meeting of shareholders in June 2020. He joined Centogene from his position as long-time Chief Executive Officer of QIAGEN N.V. (Nasdaq: QGEN; Frankfurt: QIA), a leading provider of molecular sample and assay technologies. From 1993 to 2019, he led QIAGEN’s rapid expansion from a start-up company with $2 million in sales into a global leader in molecular testing with over $1.6 billion in revenues. Mr. Schatz also serves as member of the supervisory board of Siemens Healthineers AG and as Chairman of the board of Resolve Biosciences GmbH and as Managing Director of PS Capital Management GmbH. He also served as a founding member of the German Corporate Governance Commission and as a supervisory board member of Evotec AG (Frankfurt: EVT). Mr. Schatz graduated from the University of St. Gallen, Switzerland with a master’s degree in Finance and from the University of Chicago Graduate School of Business with an MBA.

Andreas Busch, Ph.D., Dr. Busch was appointed member and Vice-Chairman of the supervisory board on February 18, 2022 and brings over 20 years of experience and leadership in the pharmaceutical industry. In April 2022, Dr. Busch transitioned from the board of directors at Absci, a leader in the protein drug creation revolution harnessing generative AI, to Absci’s leadership team as Chief Innovation Officer. From 2019 to 2022, he served as Chief Innovation Officer and Chief Scientific Officer at Cyclerion Therapeutics, Inc. (Nasdaq: CYCN), a clinical-stage biopharmaceutical company on a mission to develop treatments that restore cognitive function. Prior to this, Dr. Busch served as Head of R&D and CSO at Shire plc., a global biotechnology leader serving patients with rare diseases. Previously, he held a variety of senior leadership positions in his 13-year tenure at Bayer group, most recently as Head of Drug Discovery and a member of the Executive Committee for the Pharmaceuticals division of Bayer. Prior to joining Bayer, Dr. Busch was Global Head of Cardiovascular Research at Hoechst and Sanofi-Aventis. Dr. Busch has served as a member of numerous Supervisory and Scientific Boards of research institutions and companies, including the German Cancer Research Center, the University of Tübingen, the Max Delbrück Center, and the Max Planck Institute of Molecular Genetics, as well as Takeda and start-up companies, such as Omeicos and BerlinCures. He also holds the title of Extraordinary Professor of Pharmacology at the Johann Wolfgang Goethe-University in Frankfurt, Germany. Dr. Busch received his license to practice Pharmacy and Ph.D. in Pharmacology from the Johann-Wolfgang-Goethe-University, Frankfurt. He is the author of over 400 publications and abstracts and received the prestigious Sir Bernard Katz and Franz Volhard Awards for his work on renal and cardiac ion channels and transporters.

Flemming Ornskov, M.D., MPH, MBA.  Dr. Ornskov has served as a member of our supervisory board since April 2019. From April 2019 until December 31, 2020, he also served as the Chairman of the supervisory board.  He has served as the Chief Executive Officer of Galderma S.A. since October 2019. He currently also serves as the Chairman of the Board of Director of Waters Corporation. Dr. Ornskov was the Chief Executive Officer and a member of the board of directors of Shire Plc from April 2013 to January 2019, when Shire was acquired by Takeda.  Earlier in his career, Dr. Ornskov worked in executive roles at Bayer, Novartis and Merck & Co. Dr. Ornskov received his M.D. from the University of Copenhagen, MBA from INSEAD, and Master of Public Health from Harvard University.

Jonathan G. Sheldon, PhD. Dr. Sheldon joined our supervisory board as an interim member on November 10, 2020, and his appointment was approved by the shareholders in the extraordinary general meeting of shareholders on December 18, 2020. Mr. Sheldon has an extensive track record in the life science and healthcare industry – having spearheaded growth and strategy development of multiple global companies. He serves as Senior Vice President of the Digital Insights Business Area and member of the Executive Committee at QIAGEN N.V., a leading provider of molecular sample and assay technologies. Prior to joining QIAGEN, Jonathan served as the Global Vice President of Oracle Health Services – further positioning the Company’s product portfolio, defining its healthcare strategy, and its convergence with Life Sciences. Previously, he was the Head of Bioinformatics at Roche Pharmaceutical, where he established the Company’s first bioinformatics department in the UK as well as providing leadership to a variety of software and data companies serving both the life science and healthcare sectors. From 2019 to 2021, Mr. Sheldon was a Board Member of the Drug Information Association (DIA) and served on the board of the American College of Medical Genetics Foundation. He completed his B.Sc. in Biochemistry and Molecular Biology at the University of Manchester, and went on to receive his Ph.D. in Biochemistry and Molecular Biology from the University of Cambridge.

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

Berndt Modig, MBA. Mr. Modig joined our supervisory board as a member in April 2018 and will step down from his role after the 2023 Annual General Meeting. He is the Chief Executive Officer and Co-Founder of Pharvaris N.V. and brings more than 25 years of experience in working with biotech companies. He served as Chief Financial Officer of Prosensa Holding N.V., a public pharmaceutical company, from March 2010 until its acquisition by BioMarin Pharmaceutical Inc. in January 2015. From October 2003 to November 2008, Mr. Modig was Chief Financial Officer at Jerini AG where he directed private financing rounds, its IPO in 2005, and its acquisition by Shire Plc in 2008. Before that, Mr. Modig served as Chief Financial Officer at Surplex AG from 2001 to 2003 and as Finance Director Europe of U.S.-based Hayward Industrial Products Inc. from 1999 to 2001. In previous positions, Mr. Modig was a partner in the Brussels-based private equity firm, Agra Industria, from 1994 to 1999 and a senior manager in the Financial Services Industry Group of Price Waterhouse LLP in New York from 1991 to 1994. In addition, until April 2021 he served as Vice-Chairman of the supervisory board and Chairman of the audit committee of Kiadis Pharma N.V., all of which are publicly held pharmaceutical companies, and he was a Director of Mobile Loyalty plc from 2012 to 2013. Mr. Modig received a bachelor’s degree in business administration, economics and German language from the University of Lund, Sweden, and an MBA from INSEAD, Fontainebleau, France. He is a certified public accountant (inactive).

Hubert Birner, Ph.D. Dr. Birner joined our supervisory board as chairman from July 2017 to March 30, 2019, and as vice-chairman from April 1, 2019, to March 16, 2020. Dr. Birner is responsible for TVM Capital Life Science’s overall investment strategy and global fund operations in Europe and North America. He currently serves as Chairman of the board of directors of Leon-nanodrugs GmbH and AL-S Pharma AG. Dr. Birner previously served on the board of Acer Therapeutics, Argos Therapeutic, Horizon Pharma, Inc., Bioxell SA, Evotec AG, Jerini AG, Noxxon Pharma, Probiodrug AG, Proteon Therapeutics Inc. and SpePharm Holdings BV. Prior to his current tenure, he was Head of Business Development Europe and Director of Marketing for Germany at Zeneca Agrochemicals. Dr. Birner joined Zeneca from McKinsey & Company’s European Health Care and Pharmaceutical practice and as Assistant Professor for biochemistry at the Ludwig-Maximilian-University (“LMU”), following his summa cum laude doctoral degree in biochemistry at LMU; his doctoral thesis was honored with the Hoffmann-La Roche prize for outstanding basic research in metabolic diseases. Dr. Birner also holds an MBA from Harvard Business School.

Mary Sheahan. Mrs. Sheahan has been appointed as an interim supervisory director effective as of December 31, 2022, until her proposed formal appointment at the Company’s next general meeting of shareholders. Mrs. Sheahan brings over 20 years of experience in private and publicly listed international pharmaceutical and life science companies, including as an executive at Avillion, Perrigo, and Elan Corporation, as well as a non-executive director at Venn Life Sciences. Throughout her career, she has held significant financial and other management roles and supported value creation across a wide range of areas, including supporting development, approval, and launch of products for neurology and immunology indications. Mrs. Sheahan currently serves as CFO of Avillion LLP, a private equity-backed life sciences company focused on the co-development and financing of pharmaceutical products. In this role, she is also responsible for supporting Avillion’s partnerships with multinational pharmaceutical companies. Mrs. Sheahan is also a qualified chartered accountant and has worked as an auditor with KPMG.

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

The compensation, including benefits in kind, accrued or paid to our managing directors and supervisory board members with respect to the year ended December 31, 2022, for services in all capacities is shown below on an individual basis. Further details for the compensation for our managing directors and supervisory board members are provided in note 26 to our consolidated financial statements as of and for the year ended December 31, 2022.

Directors Compensation 2022

Supervisory Board Members

On June 22, 2022, at the general meeting of the Company, our shareholders approved changes to the cash remuneration payable to members of our supervisory board. Pursuant to the new cash remuneration scheme, each member of the supervisory board will receive a fixed cash fee of €20,000 (gross) per annum. The Chairman of the supervisory board will receive an additional fixed cash fee of €15,000 (gross) per annum as of the financial year 2022, and the Vice-Chairman of the supervisory board will receive an additional fixed cash fee of €10,000 (gross) per annum as of the financial year 2022. The Chairman of the audit committee will receive an additional fixed cash fee of €10,000 (gross) per annum, and the Chairman of the compensation committee will receive an additional fixed cash fee of €2,000 (gross) per annum. If a supervisory board member serves for only part of a financial year, the fixed cash fees referred to above payable to such member will be adjusted and, if already paid, will be reimbursed by such member to us on a pro rata basis.

	P. Schatz	A. Busch	F. Ornskov	H. Birner	J. Sheldon	H. Friedrich	G. Prehn	E. Souêtre	B. Modig	M. Sheahan

	(in € thousands)
Periodically paid compensation	35	27	20	22	20	20	20	20	30	2
Total cash compensation	35	27	20	22	20	20	20	20	30	2
2019 Equity Incentive Plan (1)	949	97	153	—	27	33	—	—	112	19
Total share‑based payment compensation	949	97	153	—	27	33	—	—	112	19
(1)	This amount represents the portion of the grant date fair value of the option and RSU (as defined herein) awards recognized as an expense in 2022 under the provisions of IFRS 2.

Managing Directors

	K. Stratton	M. Coego	P. Bauer(1)	A. Oswald(2)	R. Just(3)	V. Weckesser(4)

	(in € thousands)
Periodically paid compensation	861	299	172	146	159	232
Bonuses	—	—	—	184	451	180
Termination benefits	—	—	—	541	—	138
Total cash compensation	861	299	172	871	610	550
2019 Equity Incentive Plan(5)	666	122	2	—	—	—
Total share‑based payment compensation	666	122	2	—	—	—
(1)	On January 24, 2023, Prof. Peter Bauer, M.D. was appointed as temporary managing director (Chief Medical and Genomic Officer and member of the management board of Centogene N.V.), until his proposed formal appointment at the Company’s next general meeting of shareholders.
(2)	On February 1, 2022, Andrin Oswald stepped down from the management board and his role as our Chief Executive Officer.
(3)	On March 31, 2022, René Just stepped down from the management board and his role as our Chief Financial Officer.
(4)	On May 3, 2022, Volkmar Weckesser stepped down from the management board and his role as our Chief Information Officer.
(5)	This amount represents grant date fair value of the RSUs and option awards granted in 2022 under the 2019 Plan (as defined and discussed below), recognized in 2022 under the provisions of IFRS 2.

For the year ended December 31, 2022, our performance-based compensation programs are described below.

2019 Equity Incentive Plan

In conjunction with the consummation of our IPO, we have established a new long-term incentive plan (our “2019 Plan”) with the purpose of advancing the interests of our shareholders and other stakeholders by enhancing our ability to attract, retain and motivate individuals who are expected to make important contributions to us. The 2019 Plan governs issuances of equity and equity-based incentive awards from and after the consummation of our IPO. The maximum number of common shares underlying awards that may be granted pursuant to the 2019 Plan (other than replacement awards) will not exceed 13% of the Company’s issued share capital immediately following our IPO. Such maximum number has been increased on January 1, 2020, and will be increased on January 1 of each calendar year thereafter, by an additional number of common shares equal to 3% of the Company’s issued share capital on such date (or a lower number of common shares as determined by the management board or supervisory board, where appropriate on the basis of a recommendation of the compensation committee (as the case may be, as prescribed by the 2019 Plan and, collectively, the “Committee”)). On November 1, 2022, the 2019 Plan was modified to reflect the leaver arrangements described under “Termination of Service” below.

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

Termination of Service. In the event of a good leaver’s (as defined in the 2019 Plan) termination of employment or service, all vested awards will be exercised or settled in accordance with their terms within a 6-month period as otherwise specified by the Committee and all unvested awards will be cancelled automatically unless decided otherwise by the Committee. In the event of a bad leaver’s (as defined in the 2019 Plan) termination of employment or service, all vested and unvested awards will be cancelled automatically without compensation. Pursuant to an amendment to the 2019 Plan applicable to awards granted in the period between September 11, 2020 and November 25, 2020, unless otherwise determined by the Committee, in the event of a good leaver’s termination of employment or service, all unvested awards will vest in full and all vested awards that have not yet been exercised or settled must be exercised or settled in accordance with their terms within a period specified by the Committee. If those awards are not exercised or settled within such period, they will be cancelled automatically without compensation.

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

During the year ended December 31, 2022, the following options were granted under 2019 Plan:

Equity Share Option – Replacement (2017 Plan)

In 2017, the Group established a virtual share option program (the “2017 Plan”) that entitled the management board to grant virtual share options to individuals, in regard to services they provide and their continuous commitment to the Group. As part of the corporate reorganization, in connection with the IPO, the options granted under the 2017 Plan of Centogene AG were converted into option awards under the 2019 Plan exercisable for common shares of Centogene N.V. immediately prior to the completion of our IPO in 2019. For further details of this plan, please see note 21(iii) to our consolidated financial statements as of and for the year ended December 31, 2022.

The following table shows the options outstanding as of December 31, 2022, held by our managing directors under the 2019 Plan to replace their options under the 2017 Plan:

Beneficiary(1)	Grant Date	Number of Options	Exercise Price EUR	Expiration Date
Volkmar Weckesser	November 9, 2019	33,773	0.12	October 31, 2029
Total		33,773
(1)	On May 3, 2022, Volkmar Weckesser stepped down from the management board and his role as our Chief Information Officer.

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

On December 18, 2020, in an extraordinary general meeting of shareholders of the Company, the shareholders approved the grant of 300,000 restricted stock units (“RSUs”) to Mr. Ornskov under the 2019 Plan, which replaced the ESOP 2019 and pursuant to which Mr. Ornskov will forfeit the options granted to him thereunder in exchange for the RSUs granted to him. The RSUs will expire after ten years, will not be subject to any other performance criteria, will have no exercise price and will be settled in shares. With respect to the RSUs granted 33% vested immediately and the remaining 67% will vest in two equal annual instalments on each anniversary of October 1 following the date of grant. All of the 300,000 RSUs have been settled in 2022. For further details of this plan, please see note 21(iv) to our consolidated financial statements as of and for the year ended December 31, 2022.

2022 Grants to Employees, Management Board and Selected Consultants

Under the 2019 Plan, we granted 1,295,015 RSUs to our employees, management board members and select consultants in 2022. Apart from one award that has performance vesting only, two awards will vest in full upon a change of control of the Company, all other awards referred to above will vest in four equal tranches in each year following the grant date. Four awards will continue to time-vest for 12 months after termination in 12 equal monthly instalments equal to 1/12 of one annual instalment under the original vesting schedule. In the event of a termination of employment or service, all other vested awards will be exercised or settled in accordance with their terms and all unvested awards will be cancelled automatically.

The following table shows the options and RSUs granted to the members of the management board in 2022 and outstanding as of December 31, 2022, under the 2019 Plan:

Beneficiary	Grant Date	Number of	Exercise	Number of	Exercise	Expiration Date
		Options	Price USD	RSUs	Price USD
Kim Stratton	February 1, 2022	—	—	166,667	—	February 1, 2032
Kim Stratton	February 1, 2022	—	—	87,197	12	January 1, 2024
Kim Stratton	February 1, 2022	—	—	87,197	15	January 1, 2024
Kim Stratton	February 1, 2022	—	—	275,000	15	February 1, 2032
Miguel Coego Ríos	February 2, 2022	—	—	30,995	—	February 2, 2032
Miguel Coego Ríos	May 27, 2022	—	—	55,556	—	May 27, 2032
Miguel Coego Ríos	May 27, 2022	—	—	29,066	12	February 1, 2024
Miguel Coego Ríos	May 27, 2022	—	—	29,066	15	February 1, 2024
Miguel Coego Ríos	May 27, 2022	—	—	91,667	15	May 27, 2032
Total		—		852,411
(1)	On May 3, 2022, Volkmar Weckesser stepped down from the management board and his role as our Chief Information Officer. As a result, his 30,000 RSUs vested in full.

For further details of this plan, please see note 21(vi) to our consolidated financial statements as of and for the year ended December 31, 2022.

2020 Grants to Dr. Andrin Oswald

In 2020, the Company and Andrin Oswald entered into an award agreement under the 2019 Plan pursuant to which a total of 324,000 RSUs were granted to Mr. Oswald on December 1, 2020, subject to the purchase of ordinary shares of the Company on the open market in the amount of CHF 1,000,000 after the grant date. The RSUs had no exercise price and would have vested in four equal annual installments following December 1, 2020, subject to the CEO’s continued service with the Company and continued ownership of a number of shares equal or higher than the number of purchased shares. This award agreement was amended on September 5, 2021, for the following points; the RSUs will vest in 14 equal quarterly installments following July 30, 2021 with final vesting date on December 1, 2024, subject to the purchase of ordinary shares of the Company on the open market in the amount of CHF 1,000,000 by June 30, 2022. Further, under the award agreement, the RSUs will vest pro rata to the number of shares actually purchased up to the full investment amount of CHF 1,000,000 on each quarterly installment prior to the share purchase deadline and are subject to the continued ownership of a number of shares equal or higher than the pro rata number of shares actually purchased on each applicable vesting date or share purchase deadline. The amendment did not result in incremental fair value of the award. The grant date fair value of the award will be recognized in the statement of comprehensive loss over the remaining vesting period based on the modified vesting schedule using the graded approach.

Additionally, a total of 500,000 performance-based vesting RSUs were granted to Mr. Oswald on December 1, 2020, subject to the following conditions:

1. 200,000 RSUs will vest if the applicable volume-weighted average stock price of the Company equals or exceeds USD 24 in any consecutive three-month period prior to January 1, 2023 (for these RSUs the “Initial Vesting Date”). To the extent that this hurdle will not be met, these RSUs will be forfeited in their entirety.
2. 300,000 RSUs will vest if the applicable volume-weighted average stock price of the Company equals or exceeds USD 33 in any consecutive three-month period prior to January 1, 2024 (for these RSUs the “Initial Vesting Date”). To the extent that this hurdle will not be met, these RSUs will be forfeited in their entirety.

Pursuant to the award agreement, all of these RSUs will vest in four equal annual installments following the relevant Initial Vesting Date, if the applicable performance hurdles are met, and subject to Mr. Oswald’s continued service with the Company as of the vesting date. The contractual term of the RSUs is ten years from the respective grant dates. The RSUs issued are equity-settled. On February 1, 2022, the Group announced the resignation of Dr. Andrin Oswald as CEO, effective immediately, due to his prolonged medical leave and entered into a separation agreement with him. Pursuant to his separation agreement, all unvested RSUs held by Mr. Oswald under the Company’s LTIP continued to vest in accordance with their terms through the date of his termination on April 30, 2022, however; the number of RSUs shall not exceed 62,284 RSUs. As a result, unvested RSUs granted to Mr. Oswald shall be forfeited as of January 31, 2022 when Mr. Oswald stopped rendering services for the Group. Total RSUs in the amount of EUR 1,358 thousand that was recognized in the financial statements in the previous periods were derecognized in 2022 financial year and additional RSUs in the amount of EUR 201k were recognized in 2022 financial statements to match 62,284 RSUs granted to Mr. Oswald.

2022 Supervisory Board Incentive Compensation Scheme

In the Company’s annual general meeting of shareholders on June 22, 2022, shareholders approved a new incentive compensation scheme for supervisory board members which is designed to attract and incentivize such members.

Pursuant to this scheme, certain members of the supervisory board will annually receive an award of options and RSUs for ordinary shares of the Company under the 2019 Plan with a value of EUR 140,000 multiplied by the LTI factor. For each award, RSUs will constitute 75% of the value of the award while options will constitute the remaining 25% of the value of the award. The LTI factor will be 100% or less based on the volume-weighted average stock price of our shares over a 60-trading day period preceding December 31 of the relevant financial year. Furthermore, the chairman and vice-chairman of the supervisory board, will each annually receive an additional award with a value of EUR 105,000 and EUR 70,000, respectively, multiplied by the LTI factor; the chairman of the audit committee and chairman of the compensation committee will each annually receive an additional award with a value of EUR 70,000 and EUR 14,000, respectively, multiplied by the LTI factor. The awards will be granted retrospectively for the preceding financial year following the audit of the Company’s annual accounts over such financial year. The LTI factor for 2021 with respect of the 2020 financial year was set to 100% which resulted in a grant of 9,427 RSUs to Mr. Berndt Modig and 878 RSUs to Mr. Jonathan Sheldon. In the same respect 4,713 share options were granted to Mr. Modig and 439 share options were granted to Mr. Sheldon, each with a strike price of USD 9.92. The awards will vest in four equal annual instalments on each relevant anniversary of the grant date and will vest in full upon a change in control of the Company (provided that the holder remains an eligible participant on the date of the change in control). The awards will expire on the ten-year anniversary of the grant date, are not subject to any performance criteria and will be settled in shares.

In connection to our initial public offering, 10,000 share options have been granted as an extraordinary incentive to Mr. Modig as approved in the annual general meeting of shareholders on June 24, 2021. The options have a strike price of USD 14 and will vest in four equal installments following the grant date. The total amount of Supervisory Board Incentive Compensation expense recognized in 2022 financial statements is EUR 1,390k. For further details of the 2022 Supervisory Board incentive compensation scheme, please see note 21(viii) to our consolidated financial statements as of and for the year ended December 31, 2022.

C.Board Practices

Date of expiration

For the year of expiration of the current term of the supervisory and management board members of Centogene N.V. see “—A. Directors and Senior Management.”

Service Agreements

As of the consummation of our IPO, we entered into service agreements with all of the managing directors and supervisory board members of the Company. All of these agreements provide for notice of termination periods after certain minimum appointment periods and all of them include restrictive covenants.

Committees

Audit Committee

The audit committee, which consists of Mary Sheahan, Peer Schatz and Jonathan G. Sheldon, assists the supervisory board in overseeing our accounting and financial reporting processes and the audits of our financial statements. In addition, the audit committee is responsible for the appointment, compensation, retention and oversight of the work of our independent registered public accounting firm. Our supervisory board has determined that Mary Sheahan, Peer Schatz and Jonathan G. Sheldon each satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act and Mary Sheahan qualifies as an “audit committee financial expert,” as such term is defined in the rules of the SEC. The composition of our audit committee is consistent with the best practice provisions of the DCGC. The audit committee is governed by a charter that is available on our website.

The audit committee’s responsibilities include:

●	monitoring the management board with respect to (i) the relations with, and the compliance with recommendations and follow-up of comments made by, the Company’s internal audit function and the Dutch independent auditor, (ii) the Company’s funding, (iii) the application of information and communication technology by the Company, including risks relating to cybersecurity and (iv) the Company’s tax policy;
●	issuing recommendations concerning the appointment and the dismissal of the head of the Company’s internal audit function;

●	reviewing and discussing the performance of the Company’s internal audit function;
●	the Company’s compliance with applicable legal and regulatory requirements;
●	the operation of the Company’s code of conduct and ethics and its other internal policies;
●	reviewing and discussing the Company’s audit plan, including with the Dutch independent auditor and the internal audit function;
●	reviewing and discussing the essence of the audit results, including (i) flaws in the effectiveness of the internal controls, (ii) findings and observations with a material impact on the Company’s risk profile and (iii) failings in the follow-up of recommendations made previously by the internal audit function;
●	receiving from the Dutch independent auditor a formal written statement at least annually delineating all relationships between the Dutch independent auditor and the Company consistent with applicable requirements of the Public Company Accounting Oversight Board (PCAOB) regarding the communications of the Dutch independent auditor with the Audit Committee concerning independence;
●	reviewing and discussing with the Dutch independent auditor, at least annually (i) the scope and materiality of the Company’s audit plan and the principal risks of the Company’s annual financial reporting identified in such audit plan, (ii) the findings and outcome of the Dutch independent auditor’s audit of the Company’s financial statements and the management letter and (iii) significant findings from the audit and any problems or difficulties encountered, including restrictions on the scope of the Dutch independent auditor’s activities or on access to requested information, as well as significant disagreements with the Company’s management;
●	determining whether and, if so, how the Dutch independent auditor should be involved in the content and publication of financial reports other than the Company’s financial statements;
●	resolving disagreements between management and the Dutch independent auditor regarding the Company’s financial reporting;
●	reviewing and discussing with the Dutch independent auditor any audit problems or difficulties and the response of the Company’s management thereto, including those matters required to be discussed with the Audit Committee by the Dutch independent auditor pursuant to established auditing standards, such as (i) restrictions on the scope of the activities of the Dutch independent auditor or on access to requested information, (ii) accounting adjustments that were noted or proposed by the Dutch independent auditor but were “passed” (as immaterial or otherwise), (iii) communications between the audit team and the audit firm’s national office regarding auditing or accounting issues presented by the engagement and (iv) management or internal control letters issued, or proposed to be issued, by the Dutch independent auditor;
●	reviewing and discussing the effectiveness of the design and operation of the internal controls with the management board, the Chief Executive Officer and the Chief Financial Officer, as appropriate, including identified material failings, deficiencies or material weaknesses in the internal controls and material changes made to, and material improvements planned for, the internal controls;
●	assisting the Company in preparing the disclosure to be included in the Company’s applicable filings as required by the Securities Act, the Exchange Act and their related rules;
●	advising the management board regarding the Dutch independent auditor’s nomination for (re)appointment or dismissal (including confirmation and evaluation on the rotation of the audit partners on the audit engagement team as required by applicable laws) and preparing the selection of the Dutch independent auditor for such purpose, as relevant;

●	reviewing and discussing the terms of engagement of the Dutch independent auditor to audit the Company’s financial statements, to prepare or issue an audit report, or to perform other audit, review or attest services, including the scope of the audit, the materiality standard to be applied, and causing the Company, without further action, to pay the compensation of the Dutch independent auditor as approved by the audit committee;
●	engagement of such independent legal, accounting and other advisors as the audit committee deems necessary or appropriate to carry out its responsibilities, including causing the Company, without further action, to pay the reasonable compensation of such advisors as approved by the audit committee;
●	causing the Company to pay, without further action, the ordinary administrative expenses of the audit committee that are necessary or appropriate in carrying out its duties;
●	preparing the audit committee report that the SEC rules require to be included in the Company’s annual proxy statement (if and when the Company would become subject to those rules);
●	establishing policies for the Company’s hiring of current or former employees of the Dutch independent auditor;
●	establishing procedures for (i) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters and (ii) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters;
●	reviewing potential conflicts of interest involving managing or supervisory board members, including whether they may take part in the deliberations in the decision-making process on any issue as to which there may be a conflict; and
●	developing and recommending to the supervisory board the Company’s related person transaction policy.

Compensation Committee

The compensation committee consists of Hubert Birner, Guido Prehn and Eric Souêtre. The compensation committee assists the supervisory board in determining compensation for our executive officers and the members of our management board and supervisory board. The composition of our compensation committee is consistent with the best practice provisions of the DCGC.

The compensation committee’s responsibilities include:

●	reviewing and evaluating the Company`s compensation policy and benefits policies generally, including the review and recommendation of incentive-compensation and equity-based plans of the Company that are subject to approval of the supervisory board, as well as the compensation of the chief executive officer and the Company`s other executive officers
●	submitting proposals to the supervisory board concerning changes to the Company’s compensation policies, as relevant;
●	submitting proposals to the supervisory board concerning the compensation of individual managing directors and the Company’s other executive officers, covering at least (i) the compensation structure, (ii) the amount of the fixed and variable compensation components, (iii) the applicable performance criteria, (iv) the scenario analyses that have been carried out, (v) the pay ratios within the Company’s peer group, (vi) the views of any managing director with regard to the amount and structure of his own compensation and (vii) if considered appropriate by the management board or the compensation committee, the views of any executive officer with regard to the amount and structure of his own compensation;
●	submitting proposals to the supervisory board concerning the compensation of individual supervisory board members;
●	reviewing and assessing of risks arising from the Company’s compensation policies and practices and whether any such risks are reasonably likely to have a material adverse effect on the Company;
●	preparing of the Company’s compensation report for the supervisory board;

●	preparing of the compensation committee report required by SEC rules or the rules of any other regulatory body; and
●	retaining of or obtaining advice from a compensation consultant, legal counsel or other advisor as the compensation committee deems necessary or appropriate to carry out its responsibilities, including the appointment of such consultant, counsel or advisor and the ability to cause the Company, without further approval, to pay with Company funds the reasonable compensation of such consultant, counsel or advisor as approved by the compensation committee, provided, however, that (i) in retaining or obtaining the advice of such consultant, counsel or advisor, other than in-house legal counsel, the compensation committee shall take into consideration the factors affecting independence required by applicable SEC rules and Nasdaq rules and (ii) the compensation committee will be responsible for the oversight of the work of any such consultant, counsel or advisor.

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

The nomination and corporate governance committee’s responsibilities include:

●	drawing up selection criteria and appointment procedures for the managing directors and supervisory board members;
●	reviewing the size and composition of the management board and the supervisory board and submitting proposals for the composition profile of the supervisory board;
●	making recommendations to the supervisory board as to determinations of supervisory board members independence;
●	reviewing the functioning of individual managing directors and supervisory board members and reporting on such review to the supervisory board;
●	drawing up a plan for the succession of managing directors and supervisory board members;
●	submitting proposals for (re)appointment of managing directors and supervisory board members;
●	supervising the policy of the management board regarding the selection criteria and appointment procedures for the Company’s executive officers;
●	overseeing the self-evaluation of the management board and the supervisory board to determine whether it and its committees are functioning effectively; and
●	developing and recommending to the management board the code of conduct and ethics and overseeing compliance with the code of conduct and ethics, including - at least annually - reviewing and reassessing the adequacy of the code of conduct and ethics and recommending any proposed changes to the management board.

As permitted by the listing requirements of Nasdaq, we have opted out of Nasdaq Listing Rule 5605(e), which requires independent director oversight of director nominations. The nomination and corporate governance committee is governed by a charter that is available on our website.

D.Employees

As of December 31, 2022, we employed approximately 517 highly qualified personnel (including consultants) from 59 nationalities. All of our employees are engaged in either operations, sales, research and development, or corporate and other supporting functions. None of our employees are covered by collective bargaining agreements. The following tables provide breakdowns of our full-time equivalent employees as of December 31, 2022, by function and by region:

As of
December 31, 2022
Diagnostics Operations	204
Pharmaceutical Operations	16
Sales and Marketing	72
Pharmaceutical Business Development	22
Research and Development	79
Corporate and other supporting functions	124
Total employees (including consultants and apprentices)	517

As of
December 31, 2022
Germany	412
United States	20
India	12
Consultants (located mainly in Europe, Asia, Middle East and Latin America)	73
Total employees (including consultants and apprentices)	517

E.Share Ownership

See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

Item 7. Major Shareholders and Related Party Transactions

A.Major Shareholders

As of the date of this Annual Report, our authorized share capital was €9,480,000, consisting of 79,000,000 common shares, par value €0.12 per share. Each of our common shares entitles its holder to one vote. The following table presents information relating to the beneficial ownership of our common shares as of the date of this Annual Report by:

●	each person, or group of affiliated persons, known by us to own beneficially 5% or more of our outstanding shares;
●	each member of our management board and supervisory board; and

●	all members of our management board and supervisory board as a group

	Number of
	Common Shares
	beneficially owned
Shareholder	Number	Percentage
>5% Shareholders:
Entities affiliated with DPE Deutsche Private Equity GmbH(1)	7,739,658	28.0%
Careventures Fund II S.C.Sp(2)	4,261,460	15.4%
Entities affiliated with TVM Life Science Innovation I, L.P.(3)	3,125,635	11.3%
Platinum Asset Management Ltd.(4)	2,377,150	8.6%
Management Board Members and Key Officers:
Kim Stratton	—	—
Miguel Coego Ríos	—	—
Florian Vogel	—	—
Peter Bauer	11,654	*
Patrice P. Denèfle	—	—
Bettina Goerner	—	—
Supervisory Board Members:
Guido Prehn(7)	7,739,658	28.0%
Eric Souêtre(8)	4,261,460	15.4%
Hubert Birner(5)	3,125,635	11.3%
Holger Friedrich(6)	350,145	1.3%
Flemming Ornskov	300,000	1.1%
Peer Schatz(9)	100,100	*
Berndt Modig	—	—
Jonathan G. Sheldon	—	—
Andreas Busch	—	—
Mary Sheahan (Ad Interim Member)	—	—

*      Less than 1% ownership.

(1)    The 7,739,658 common shares held by entities affiliated with DPE Deutsche Private Equity GmbH consist of (a) 5,086,022 common shares held by DPE Deutschland II A GmbH & Co. KG (“DPE II A”) and (b) 2,653,636 common shares held by DPE Deutschland II B GmbH & Co. KG (“DPE II B”). DPE Deutsche Private Equity GmbH is the managing limited partner of DPE II A and DPE II B and may be deemed to beneficially own the common shares held by such entities, but disclaims beneficial ownership of such shares. Marc Thiery is the managing director of DPE Deutsche Private Equity GmbH and has sole power to vote the common shares beneficially owned by DPE Deutsche Private Equity GmbH. Guido Prehn has decision-making power over the common shares beneficially owned by DPE Deutsche Private Equity GmbH but disclaims beneficial ownership of such shares. The address for DPE Deutsche Private Equity GmbH, DPE II A and DPE II B is Ludwigstrasse 7, 80539 Munich, Germany.

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

(3)    The 3,125,635 common shares held by entities affiliated with TVM Life Science Innovation I, L.P. consist of (a) 1,632,606 common shares held by TVM Life Science Innovation I, L.P and (b) 1,493,029 common shares held by TVM Life Science Innovation II SCSp. The governance, investment strategy and decision-making with respect to investments held by TVM Life Science Innovation I, L.P. is directed by TVM Life Science Innovation I (GP) Limited, whose directors are Reshentha Beeby, Hubert Birner and Gary Leatt, and who have shared power to vote the common shares beneficially owned by TVM Life Science Innovation I, L.P. As a result, each may be deemed to beneficially own the shares beneficially owned by TVM Life Science Innovation I, L.P. The address for TVM Life Science Innovation I, L.P. is 500-1 Place Ville-Marie, Montréal (Québec) H3B 1R1, Canada. The governance, investment strategy and decision-making process with respect to investments held by TVM Life Science Innovation II, SCSp. is directed by TVM Life Science Innovation II (GP) S.à r.l., whose directors are Monica Morsch, Ganash Lokanathen and Jens Hoellermann, and who have shared power to vote the common shares beneficially owned by TVM Life Science Innovation II SCSp. As a result, each may be deemed to beneficially own the shares beneficially owned by TVM Life Science Innovation II SCSp. The address for TVM Life Science Innovation II SCSp is 8 rue Lou Hemmer, L-1748, Senningerberg, Grand Duchy of Luxembourg.

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

(5)    Hubert Birner beneficially owns common shares through his indirect ownership of interests in TVM Life Science Innovation I, L.P and TVM Life Science Innovation II (GP) S.à r.l.

(6)    Common shares are held by CCG-Commercial Coordination Germany GmbH and are beneficially owned by Holger Friedrich. The address for CCG-Commercial Coordination Germany GmbH is Mauerstraße 78, 10117 Berlin, Germany.

(7)    Guido Prehn has decision-making power over the common shares beneficially owned by DPE Deutsche Private Equity GmbH but disclaims beneficial ownership of such shares.

(8)   Eric Souêtre beneficially owns common shares through his indirect ownership of interests in Careventures Fund.

(9)	The 25,100 Common shares are held by PS Capital Management GmbH and are beneficially owned by Peer Schatz.

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

B.Related Party Transactions

The following is a description of related party transactions we have entered into since January 1, 2022 with any of our officers, directors and the holders of more than 5% of our voting securities, or any member of the immediate family of any of the foregoing persons.

Transaction with Shareholders

On January 31, 2022, pursuant to the Securities Purchase Agreement and the Warrant Agreement, each signed with certain Investors, each of whom is (or is affiliated with) a significant shareholder of the Company, the Group received €15.0 million in exchange for the issuance of an aggregate of 4,479,088 common shares at a price per share of USD 3.73 and Warrants initially exercisable for the purchase of up to an aggregate of 1,343,727 additional common shares at an initial exercise price per common share of USD 7.72. The Warrants are exercisable immediately as of the date of issuance and will expire on December 31, 2026.

See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Private Placement of Common Shares and Warrants” for more information.

Transactions Involving Members of Our Supervisory Board, Management Board and Other Related Parties

The Company purchased supplies used for genetic testing from an entity related to a member of the supervisory board. Expenses totaling €170 thousand were charged to profit and loss related to the period of service of the board member.

For the year ended December 31, 2022, no revenues were recognized in profit and loss in relation performance of genetic testing services for entities related to members of the supervisory board.

On January 31, 2022 (the “Closing Date”), the Company, Centogene GmbH, CentoSafe B.V. and Centogene US, LLC (together, the “Borrowers”), entered into the Loan and Security Agreement with Oxford Finance LLC and the other financial institutions or entities from time to time parties to the Loan and Security Agreement (collectively, referred to as “Lenders”) and Oxford, in its capacity as collateral agent for itself and the Lenders (in such capacity, “Agent”). Under the Loan and Security Agreement, the Lenders agreed to make available to the Borrowers certain term loans in an aggregate principal amount of up to $45.0 million, subject to funding in two tranches as follows: (a) on the Closing Date, a loan in the aggregate principal amount of $25.0 million (the “Term A Loan”) and (b) on and after the Term B Milestone (as defined below) until the earlier of 60 days thereafter and July 31, 2023, a loan in the aggregate principal amount of USD 20.0 million (the “Term B Loan” and collectively with the Term A Loan, the “Term Loans”). The obligations of the Lenders to fund the Term B Loan are subject to our achievement of product revenues from our diagnostics and pharmaceutical services segments of at least USD 50.0 million calculated on a trailing twelve month basis as of the last day of any fiscal month (such achievement, the “Term B Milestone”). As security for the Borrowers’ obligations under the Loan and Security Agreement, the Borrowers granted the Lenders a first priority security interest on the Borrowers’ assets.

The maturity date of the Term Loans is January 29, 2027, with amortized payments commencing March 1, 2025 in 24 equal monthly payments. The Term Loans bear an interest rate of 7.93% per annum plus the 1-month CME Term SOFR reference rate as published by the CME Group Benchmark Administration Limited (subject to a floor of 0.07% and 4.13% for Term A Loan and Term B Loan, respectively), based on a year consisting of 360 days.

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

The Loan and Security Agreement contains customary affirmative covenants, negative covenants and events of default, including covenants and restrictions that, among other things, require the Borrowers to satisfy a financial covenant, restrict Borrowers’ ability to transfer cash to their subsidiaries, and in certain circumstances restrict the ability of the Borrowers to incur liens, incur additional indebtedness, engage in mergers and acquisitions, make distributions or make asset sales without the prior written consent of Lenders. A failure to comply with these covenants could permit the Lenders to declare the Borrowers’ obligations under the Loan and Security Agreement, together with accrued interest and fees, to be immediately due and payable, plus any applicable additional amounts relating to a prepayment or termination, as described above.

In connection with the foregoing, Borrowers have agreed to pay certain fees to Oxford that are customary for facilities of this type. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Loan and Security Agreement” for more information.

On July 28, 2022, we amended the Loan Agreement to expand the scope of Permitted Indebtedness and Permitted Liens thereunder and each as defined therein. Later that year, we achieved the Term B Milestone and became eligible to draw down the outstanding $20.0 million of commitments under the Term B Loan. On December 22, 2022, we borrowed the Term B Loan and received a net disbursement under the Oxford Facility of $19,697,253.22 after accounting for fees, expenses and accrued interest.

We amended the Loan Agreement for a second time on April 30, 2023 to permit (i) the delivery of our audited consolidated financial statements for the fiscal year ended December 31, 2022 thirty days later than is otherwise required and (ii) the listing of our common shares on NASDAQ Capital Market. The Second Amendment introduced new requirements that (i) we prepay any outstanding loans under the Loan and Security Agreement in an amount of $5.0 million (plus fees, interest and expenses, in each case, pursuant to the terms of the Loan and Security Agreement) upon the first new business development or financing transaction we enter and (ii) we maintain at least €9.1 million in unrestricted cash on deposit in collateral accounts subject to Oxford’s perfected security interest granted under the Loan and Security Agreement.

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

Legal Proceedings

Sanofi has filed an opposition proceeding in the EPO against the ‘725 Patent, (EP 2,718,725) a European patent that we own relating to our biomarker for Gaucher disease. The EPO opposition proceeding challenges the patentability of the ‘725 Patent in its entirety. The EPO rejected the opposition in the first instance in the oral proceedings on February 4, 2020. Sanofi has appealed the opposition decision. The Board of Appeal of the EPO has summoned to oral proceedings on September 26, 2023. We cannot predict the outcome of the proceedings. If the Board of Appeal does not uphold the opposition decision, the ‘725 Patent may still be revoked or maintained in amended form, in whole or in part, which could materially harm our business.

On April 15, 2021, Sanofi filed an opposition proceeding in the EPO against EP 3,318,881 (the “‘881 Patent”), a European patent that we own relating to our biomarker for Gaucher disease. Oral proceedings concerning the European patent took place before the opposition division of the EPO on May 04, 2022. The Opposition Division (as first instance) of the European Patent Office decided in the oral proceedings to maintain the patent in amended form. Sanofi has appealed the opposition decision. We have also appealed the opposition decision. The ‘881 Patent may still be revoked or maintained in amended, also further limited form, in whole or in part, which could materially harm our business. For more information regarding risks related to intellectual property, including this opposition proceeding, see “Item 3. Key Information—D. Risk Factors—Intellectual Property Risks Related to Our Business.”

In May 2016, we were informed in writing by the Universitair Medisch Centrum Utrecht (“UMCU”) that a claim had been initiated against UMCU regarding a prenatal diagnostic test that we conducted at UMCU’s request which failed to identify a specific mutation present in a patient. On October 1, 2018, the UMCU and Neon Underwriting Limited brought an action at the Regional Court of Rostock (Landgericht Rostock), Germany against us for damages, alleging that our negligence in performing the test resulted in the misdiagnosis of the patient. With the action, UMCU is seeking recovery for compensatory damages as a result of the alleged misdiagnosis. By court order of November 8, 2018, the Regional Court of Rostock set the amount in dispute at €880 thousand and opened the written preliminary proceedings against the Company. On November 12, 2018, we submitted a notice to the Regional Court of Rostock of our intention to defend against the claim. On January 3, 2019 we filed a motion to dismiss in which we denied the merits of the claim. UMCU and Neon Underwriting Limited responded to this motion on March 15, 2019 with a statement of reply, and the parties made several court filings setting out their arguments since. By order dated June 3, 2019, the Regional Court of Rostock provided a first set of questions to be answered by an expert witness. Following a request by the Court, the Director of the Institute of Genetics at the University of Bonn recommended a professor for human genetics from the University of Aachen to be appointed as such expert witness in this case. We agreed to such recommendation. As of December 31, 2020, the amount in dispute was €1.3 million. The matter was assigned to a new judge, due to the illness of the prior judge, and the decision to appoint the recommended expert witness is still pending. Since then, several potential experts were approached by the court, but eventually declined to prepare an expert witness report due to the possibility of bias. With its letter dated February 4, 2022, the court identified an expert witness to prepare a statement, which he delivered to the court on July 4, 2022. UMCU and Centogene were given four weeks to respond to the witness report. Based on the comments of both parties to the expert witness report, the court has asked the expert witness to answer additional questions in an additional report. The court has not set a date for such additional report. For more information regarding risks related to liability claims, including this proceeding, see “Item 3. Key Information-D. Risk Factors-We may become subject to substantial product liability or professional liability claims that could exceed our resources.”

Dividends and Dividend Policy

Under Dutch law, we may only pay dividends and other distributions from our reserves to the extent our shareholders’ equity (eigen vermogen) exceeds the sum of the paid-in and called-up share capital plus the reserves we must maintain under Dutch law or by our articles of association and (if it concerns a distribution of profits) after adoption of our statutory annual accounts by our general meeting from which it appears that such dividend distribution is allowed. Subject to those restrictions, any future determination to pay dividends or other distributions from our reserves will be at the discretion of our management board with the approval of our supervisory board and will depend on many factors, including our results of operations, financial condition, cash requirements, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors we deem relevant. We have not adopted a formal dividend policy with respect to future dividends. We may adopt such a policy in the future, in which case we intend either to place a discussion of such policy on the agenda for our annual general meetings of shareholders, consistent with the DCGC, or to disclose a deviation from the DCGC in this respect in our statutory annual report.

Under our articles of association, our management board may decide that all or part of the profits shown in our adopted statutory annual accounts will be added to our reserves. After reservation of any such profits, any remaining profits will be at the disposal of the general meeting at the proposal of our management board, with the approval of our supervisory board, for distribution on our ordinary shares, subject to applicable restrictions of Dutch law. Our management board, with the approval of our supervisory board, is permitted, subject to certain requirements and applicable restrictions of Dutch law, to declare interim dividends without the approval of our general meeting. Dividends and other distributions shall be made payable no later than a date determined by us. Claims to dividends and other distributions not made within five years from the date that such dividends or distributions became payable will lapse and any such amounts will be considered to have been forfeited to us (verjaring).

B.Significant Changes

Except as disclosed in this Annual Report, there have been no other significant changes to our business since December 31, 2022.

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

Supply Agreement

Under the supply agreement with Takeda, we develop, manufacture and supply customized CentoCard filter cards and kits for use in approximately 50 countries as requested by Takeda. These kits are language-specific and include a filter-card with requested patient/clinician information, self-addressed and labeled envelopes, barcode/tracking stickers, an informed consent form and instructions. Payments are calculated at fixed and variable rates, including fixed rates per newly designed language-specific kits and related storage and quality control fees. Kits are then billed at variable rates based on volumes, with minimum order requirements. We granted Takeda and its affiliates a non-exclusive license to use any intellectual property in our existing kits or these custom-developed kits as necessary to distribute and provide the kits pursuant to the agreement. The supply agreement has been extended together with the extension of the Global Master Services Agreement.

Project Services Agreement

We have also entered into a project services agreement with Shire, now a subsidiary of Takeda, dated March 2018 for a collaborative research project on HAE DBS-based diagnostic testing screening algorithm. All charges under the agreement are to be paid by Takeda. We and Takeda have granted each other the limited right to use each other’s data and intellectual property related to such testing and screening for the sole purpose of performing research under the agreement. Any subsequent research results and inventions achieved under the agreement will be co-owned by us and Takeda, and Takeda has the exclusive right, for six months after our delivery of a research report, to negotiate with us to purchase ownership of or a license to our rights in any research results or inventions on commercially reasonable terms. This study was finalized in April 2022.

In July 2019, we entered into a collaborative research agreement with Shire, now a subsidiary of Takeda, related to HAE Kininogen assay mass spectrometry testing and screening. We and Takeda granted each other the limited right to use each other’s data and intellectual property related to such testing and screening for the sole purpose of performing research under the agreement. Any subsequent research results and inventions achieved under the agreement will be co-owned by us and Takeda, and Takeda has the exclusive right, for six months following the delivery of our research report, to negotiate with us to purchase ownership of or a license to our rights in any such research results or inventions on commercially reasonable terms. This project described under the agreement is funded by Takeda and finalized in 2022.

Pfizer

Global Master Scientific Services Agreement

In July 2019, we entered into a strategic collaboration with Pfizer Inc. (“Pfizer”), pursuant to a global master scientific services agreement (“MSSA”). Further to the MSSA, we entered into a statement of work (“SOW”) in November 2019 to provide sequencing services to Pfizer, for patients in the United States or Puerto Rico with transthyretin amyloid cardiomyopathy (“ATTR-CM”), patients suspected of having ATTR-CM, or individuals with a confirmed family history of hereditary ATTR-CM. Pfizer made an annual flat-fee payment to us for performance of a limited number of diagnostic tests. In addition, CentoCard filter cards and kits were delivered to qualified healthcare providers for sample collection. These were billed at a fixed rate per kit to Pfizer and the fee included access to CentoPortal. The number of diagnostic tests covered in SOW was further increased under an amended SOW entered into as of December 2019, as well as another SOW for the customization and manufacturing of CentoCard filter cards. This collaboration has ended in September 2022.

Data access and collaboration

In October 2019, we entered into a DACA with Pfizer, pursuant to which we granted Pfizer access to our data repository, which may be used in the discovery and validation of novel genetic and biochemical targets for the potential development of new therapies for rare diseases. This agreement ended in October 2022. See “Item 4. Information on the Company—B. Business Overview—Key Partnerships.”

Denali

Master Agreement on Patient Recruitment Activities and Laboratory Services and Statement of Work 2.

In 2018, we entered a strategic collaboration with Denali Therapeutics for the targeted global identification of PD patients with genetic variations in the LRRK2 gene. This collaboration has been known as the Rostock International Parkinson’s disease (ROPAD) Study. In December 2022 the amendment to SOW was signed, extending the study, in order to recruit and genetically test additional patients on a monthly basis over the next few years. Based on initial findings of the more than 12,500 participants already recruited and genetically tested, the study will now focus its efforts on 48 sites across 10 countries, consisting of Argentina, Belgium, Brazil, Germany, Israel, Italy, Portugal, Spain, the U.K., and the U.S. Denali will reimburse us for the actual costs to conduct the activities for the ROPAD Study, inclusive of the costs for the tests kits, genotyping, Centogene’s labor on an FTE basis, investigator costs, etc. We have granted to Denali a non-exclusive royalty-free, irrevocable, transferable license, unlimited in time and purpose, to use (but not disclose) our data for its own research and development purposes with respect to the Parkinson’s disease.

D.Exchange Controls

Under Dutch law, there are no exchange controls applicable to the transfer to persons outside of the Netherlands of dividends or other distributions with respect to, or of the proceeds from the sale of, shares of a Dutch company, subject to applicable restrictions under sanctions and measures, including those concerning export control, pursuant to European Union regulations, the Sanctions Act 1977 (Sanctiewet 1977) or other legislation, applicable anti-boycott regulations, applicable anti-money-laundering regulations and similar rules and provided that, under certain circumstances, payments of such dividends or other distributions must be reported to the Dutch Central Bank at their request for statistical purposes. There are no special restrictions in the articles of association or Dutch law that limit the rights of shareholders who are not citizens or residents of the Netherlands to hold or vote shares.

However, we are present in some countries, and could become elsewhere, subject to strict restrictions on the movement of cash and the exchange of foreign currencies, which limits our ability to use this cash across our global operations. We also face risks related to the collection of payments due to us from our major pharmaceutical partners or clients that are located in certain geographical regions with foreign currency or international monetary controls. This risk could increase as we continue our geographic expansion. In particular, for the years ended December 31, 2022 and 2021, we derived 42.0% and 38.9%, respectively, of our total revenues from our Middle East region. Certain Middle East economies have adopted or been subject to international restrictions on the ability to transfer funds out of the country and convert local currencies into euros. This may increase our costs and limit our ability to convert local currency into euros and transfer funds out of certain countries. Any shortages or restrictions may impede our ability to convert these currencies into euros and to transfer funds, including for the payment of dividends or interest or principal on our outstanding debt.

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

This section applies only to a U.S. Holder that holds our common shares as capital assets for U.S. federal income tax purposes. In addition, it does not set forth all of the U.S. federal income tax consequences that may be relevant in light of the U.S. Holder’s particular circumstances, including alternative minimum tax consequences, the potential application of the provisions of the Code known as the Medicare contribution tax and tax consequences applicable to U.S. persons subject to special rules, such as:

●	certain financial institutions;
●	dealers or traders in securities who use a mark-to-market method of tax accounting;
●	persons holding our common shares as part of a hedging transaction, straddle, wash sale, conversion transaction or other integrated transaction or persons entering into a constructive sale with respect to our common shares;
●	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;
●	entities classified as partnerships for U.S. federal income tax purposes;
●	tax-exempt entities, “individual retirement accounts” or “Roth IRAs”;
●	persons who acquired our common shares pursuant to the exercise of an employee stock option or otherwise as compensation;
●	persons that own or are deemed to own 10% or more of our shares (by vote or value); or
●	persons holding our common shares in connection with a trade or business conducted outside of the United States.

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

This section is based on the Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, judicial decisions, final, temporary and proposed Treasury regulations, and the income tax treaty between Germany and the United States (the “Treaty”) all as of the date hereof, any of which is subject to change or differing interpretations, possibly with retroactive effect.

A “U.S. Holder” is a holder who is, for U.S. federal income tax purposes, a beneficial owner of our common shares and:

●	a citizen or individual resident of the United States;

●	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or
●	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

This discussion assumes that our position as to us being tax resident solely in Germany is respected. U.S. Holders should consult their own tax advisers regarding any tax consequences that may arise if we were also treated as a tax resident of the Netherlands.

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

Distributions of cash or other property, if any, that are made on our common shares, other than certain pro rata distributions of our common shares, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). For so long as our common shares continue to be listed on Nasdaq or another established securities market in the United States or we are eligible for benefits under the Treaty, subject to applicable limitations (that depend on a U.S. Holder’s particular circumstances) dividends paid to certain non-corporate U.S. Holders will be eligible for taxation as “qualified dividend income,” which is taxable at the rates applicable to long-term capital gains. Non-corporate U.S. Holders should consult their tax advisers regarding the availability of the reduced tax rate on dividends in their particular circumstances. The amount of a dividend will include any amounts withheld by us in respect of German income taxes. Dividends will not be eligible for the dividends-received deduction available to U.S. corporations under the Code. Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s receipt of the dividend. The amount of any dividend income paid in euros will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of actual or constructive receipt, regardless of whether the payment is in fact converted into U.S. dollars at that time. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

Dividends will be foreign-source income to U.S. Holders. German income taxes withheld from dividends on our common shares at a rate not exceeding the rate provided by the Treaty will be eligible for credit against the U.S. Holder’s U.S. federal income tax liability. German taxes withheld in excess of the rate applicable under the Treaty or that are otherwise refundable under German tax law will not be eligible for credit against a U.S. Holder’s federal income tax liability. The rules governing foreign tax credits are complex. For example, Treasury regulations provide that, in the absence of an election to apply the benefits of an applicable income tax treaty, in order for non-U.S. income taxes to be creditable the relevant non-U.S. income tax rules must be consistent with certain U.S. federal income tax principles, and we have not determined whether the German income tax system meets these requirements. U.S. Holders should consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances. In lieu of claiming a foreign tax credit, U.S. Holders may elect to deduct non-U.S. taxes, including any German income tax, in computing their taxable income. An election to deduct non-U.S. taxes instead of claiming foreign tax credits applies to all creditable non-U.S. taxes paid or accrued in the taxable year. If Dutch income taxes are withheld from dividends paid to U.S. Holders, U.S. Holders are urged to consult their tax advisers regarding the creditability or deductibility of such Dutch income taxes against their U.S. federal income tax liabilities. See “Item 3. Key Information—D. Risk factors—Certain Factors Relating to Our Common Shares—If we do pay dividends, we may need to withhold tax on such dividends payable to holders of our shares in both Germany and the Netherlands.”

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

Passive Foreign Investment Company Rules

Under the Code, we will be a passive foreign investment company (“PFIC”) for any taxable year in which, after the application of certain “look-through” rules with respect to our subsidiaries, either (i) 75% or more of our gross income consists of “passive income” or (ii) 50% or more of the average value of our assets (generally determined on a quarterly basis) consists of assets that produce, or are held for the production of, “passive income.” For purposes of the above calculations, we will be treated as if we hold our proportionate share of the assets of, and receive directly our proportionate share of the income of, any other corporation in which we directly or indirectly own at least 25%, by value, of the shares of such corporation. Passive income includes, among other things, dividends, interest, certain non-active rents and royalties and investment gains. For these purposes cash is generally a passive asset. Goodwill is generally an active asset to the extent associated with business activities that produce active income.

Based on our current operations and composition of our income and assets, and certain estimates as to the value of our assets, we do not believe that we were a PFIC for our 2022 taxable year. However, there can be no assurance that the IRS will agree with our conclusion. In addition, whether we will be a PFIC in 2023 or any future taxable year is uncertain because, among other things, (i) we currently own, and expect to continue to own, a substantial amount of passive assets, including cash, (ii) the value of our assets that generate non-passive income for PFIC purposes, including our goodwill and other intangible assets, is uncertain and may vary substantially over time (and may be determined, in large part, by reference to our market capitalization, which has been, and may continue to be, volatile) and (iii) the composition of our income may vary substantially over time. Accordingly, there can be no assurance that we will not be a PFIC for any taxable year. For example, if we raise additional cash, or if our market capitalization continues to decline or fluctuate (and the value of our assets were determined in part by reference to our market capitalization), then there is a significant risk that we could be a PFIC for 2023, depending on the composition and average value of our assets for 2023 (which cannot be determined until after 2023).

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

In general, if we are a PFIC for any taxable year during which a U.S. Holder holds our common shares (assuming such U.S. Holder has not made a timely mark-to-market election, as described below), gain recognized by a U.S. Holder on a sale or other disposition (including certain pledges) of our common shares will be allocated ratably over the U.S. Holder’s holding period for our common shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC will be taxed as ordinary income. The amount allocated to each other taxable year will be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an additional tax representing a deferred interest charge will be imposed on the amount allocated to that taxable year. Further, to the extent that distributions received by a U.S. Holder on our common shares in any taxable year exceed 125% of the average of the annual distributions on our common shares received during the preceding three taxable years or the U.S. Holder’s holding period, whichever is shorter, the excess distribution will be subject to taxation in the same manner as gain, described immediately above. If we are a PFIC for any taxable year during which a U.S. Holder owns our common shares, we will continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the U.S. Holder owns the common shares, even if we cease to meet the threshold requirements for PFIC status, unless the U.S. Holder makes a valid “deemed sale election” under the applicable Treasury regulations with respect to our common shares (and pays any tax resulting from that election).

If we are a PFIC for any taxable year, a U.S. Holder can avoid the adverse rules described in the preceding paragraph by making a timely mark-to-market election with respect to our common shares, provided that our common shares are “marketable.” Our common shares will be marketable if they are “regularly traded” on a “qualified exchange” or other market within the meaning of applicable Treasury regulations. The Nasdaq is a qualified exchange for this purpose, but there is no assurance that our common shares will continue to be listed on the Nasdaq, or that they will be regularly traded for any period. If a U.S. Holder makes the mark-to-market election, it will recognize as ordinary income any excess of the fair market value of our common shares at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of our common shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, the U.S. Holder’s tax basis in our common shares will be adjusted to reflect the amount of income or loss that is recognized. Any gain recognized on the sale or other disposition of our common shares in a taxable year when we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election, with any excess treated as a capital loss). U.S. Holders should consult their tax advisers regarding the availability and advisability of making a mark-to-market election in their particular circumstances. In particular, U.S. Holders should consider the impact of a mark-to-market election with respect to their common shares given that we may have Lower-tier PFICs, and there is no provision in the Code, Treasury regulations or other official guidance that would give U.S. Holders the right to make a mark-to-market election with respect to any Lower-tier PFIC the shares of which are not regularly traded.

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

If we are a PFIC or, with respect to a particular U.S. Holder, are treated as a PFIC for the taxable year in which we paid a dividend or for the prior taxable year, the preferential dividend rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders will not apply.

If a U.S. Holder owns our common shares during any taxable year in which we are a PFIC, subject to certain exceptions, the U.S. Holder must file annual reports on IRS Form 8621 (or any successor form) with respect to us.

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
(iii)pension funds, investment institutions (fiscale beleggingsinstellingen) and tax exempt investment institutions (vrijgestelde beleggingsinstellingen) (each as defined in the Dutch Corporate Income Tax Act 1969) and other entities that are, in whole or in part, not subject to or exempt from Dutch corporate income tax, entities that have a function comparable to an investment institution or a tax exempt investment institution, as well as entities that are exempt from corporate income tax in their country of residence, such country of residence being another state of the European Union, Norway, Liechtenstein, Iceland or any other state with which the Netherlands has agreed to exchange information in line with international standards;
(iv)holders of common shares who are individuals for whom the common shares or any benefit derived from the common shares are a remuneration or deemed to be a remuneration for activities performed by such holders or certain individuals related to such holders (as defined in the Dutch Income Tax Act 2001); and
(v)a holder of our common shares which is or who is entitled to the dividend withholding tax exemption (inhoudingsvrijstelling) with respect to any income (opbrengst) derived from the common shares (as defined in Article 4 of the Dutch Dividend Withholding Tax Act 1965 (Wet op de dividendbelasting). Generally, a holder of common shares may be entitled or required to apply, subject to certain other requirements, the dividend withholding tax exemption if it is an entity and holds an interest of 5% or more in our nominal paid-up share capital.

Dividend Withholding tax

We are incorporated under the laws of the Netherlands, and therefore a Dutch tax resident for Dutch domestic tax law purposes, including the Dutch Dividend Withholding Tax Act 1969. As such, we are required to withhold Dutch dividend withholding tax at a rate of 15% from dividends distributed by us (which withholding tax will not be borne by us, but will be withheld by us from the gross dividends paid on the common shares). We are, however, also treated as a German tax resident for German domestic tax law purposes, since our place of effective management is located in Germany. As long as we continue to have our place of effective management in Germany, and not in the Netherlands, under the convention between the Federal Republic of Germany and the Netherlands for the avoidance of double taxation with respect to taxes on income of 2012, we will be considered to be exclusively tax resident in Germany. Consequently, the Netherlands will be restricted to impose Dutch dividend withholding tax on dividends distributed by us (and we will not be required to withhold Dutch dividend withholding tax). This exemption from withholding does not apply to dividends distributed by us to a holder of our common shares who is resident or deemed to be resident in the Netherlands for Dutch income tax purposes or Dutch corporate income tax purposes or to holders of common shares that are neither resident nor deemed to be resident of the Netherlands if the common shares are attributable to a Dutch permanent establishment of such non-resident holder, in which events the following applies. See “Item 3. Key Information—D. Risk Factors—If we do pay dividends, we may need to withhold tax on such dividends payable to holders of our shares in both Germany and the Netherlands”.

Dividends distributed by us to individuals and corporate legal entities who are resident or deemed to be resident in the Netherlands for Dutch (corporate) income tax purposes (“Dutch Resident Individuals” and “Dutch Resident Entities,” as the case may be) or to holders of our common shares that are neither resident nor deemed to be resident of the Netherlands if the common shares are attributable to a Dutch permanent establishment of such non-resident holder are subject to Dutch dividend withholding tax at a rate of 15%.

The expression “dividends distributed” includes, among other things:

●	distributions in cash or in kind, deemed and constructive distributions and repayments of paid-in capital not recognized for Dutch dividend withholding tax purposes;
●	liquidation proceeds, proceeds of redemption of shares, or proceeds of the repurchase of shares by us or one of our subsidiaries or other affiliated entities to the extent such proceeds exceed the average paid-in capital of those shares as recognized for purposes of Dutch dividend withholding tax;
●	an amount equal to the par value of shares issued or an increase of the par value of shares, to the extent that it does not appear that a contribution, recognized for purposes of Dutch dividend withholding tax, has been made or will be made; and
●	partial repayment of the paid-in capital, recognized for purposes of Dutch dividend withholding tax, if and to the extent that we have net profits (zuivere winst), unless (i) the general meeting has resolved in advance to make such repayment and (ii) the par value of the shares concerned has been reduced by an equal amount by way of an amendment to our articles of association. The term "net profits" includes anticipated profits that have yet to be realized.

Dutch Resident Individuals and Dutch Resident Entities can generally credit the Dutch dividend withholding tax against their income tax or corporate income tax liability and to a refund of any residual Dutch dividend withholding tax. The same generally applies to holders of our common shares that are neither resident nor deemed to be resident of the Netherlands if the common shares are attributable to a Dutch permanent establishment of such non-resident holder.

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

Taxes on income and capital gains

Dutch Resident Entities

Any benefit derived or deemed to be derived from the shares held by a Dutch Resident Entity, including any capital gains realized on the disposal thereof, will generally be subject to Dutch corporate income tax at a rate of 19 percent with respect to taxable profits up to €200,000 and 25.8 percent with respect to taxable profits in excess of that amount (rates and brackets for 2023).

Dutch Resident Individuals

If a holder of common shares is a Dutch Resident Individual, any benefit derived or deemed to be derived from the common shares is taxable at the progressive Dutch income tax rates (with a maximum of 49.50% in 2023), if:

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

Taxation of savings and investments

If the above-mentioned conditions (i) and (ii) do not apply to a Dutch Resident Individual, the common shares will be subject to an annual Dutch income tax under the regime for savings and investments (inkomen uit sparen en beleggen). Taxation only occurs insofar the Dutch Resident Individual's net investment assets for the year exceed a statutory threshold (heffingvrij vermogen). The net investment assets for the year are the fair market value of the investment assets less the fair market value of the liabilities on 1 January of the relevant calendar year (reference date; peildatum). The common shares are included as investment assets. The taxable benefit for the year (voordeel uit sparen en beleggen) is taxed at a flat rate of 32% (rate for 2023). Actual income or capital gains realized in respect of the common shares are as such not subject to Dutch income tax.

The taxable benefit for the year is calculated as follows:

(i)The Dutch Resident Individual's assets and liabilities taxed under this regime, including the common shares, are allocated over the following three categories: (a) bank savings, (b) other investments, including the common shares, and (c) liabilities.
(ii)The return (rendement) in respect of these assets and liabilities is calculated as follows (the return is at a minimum nihil):
a.	a deemed return on the fair market value of the actual amount of bank savings and cash on January 1 of the relevant calendar year; plus
b.	a deemed return on the fair market value of the actual amount of other investments, including the common shares, on January 1 of the relevant calendar year; minus
c.	a deemed return on the sum of the fair market value of the actual amount of liabilities on January 1 of the relevant calendar year less the statutory threshold for liabilities (drempel).

(iii)	The return percentage (%) (rendementspercentage) is calculated as follows:
a.	by dividing the return calculated under (ii) above by the net investment assets for the year of the Dutch Resident Individual; multiplied by
b.	100.

(iv)	The taxable base (grondslag sparen en beleggen) is calculated as follows:
a.	the net investment assets for the year of the Dutch Resident Individual; minus
b.	the applicable statutory threshold.

(v)The taxable benefit for the year is equal to the taxable base calculated under (iv) above multiplied by the return percentage calculated under (iii) above.

For the calendar year 2023, the deemed returns for the investment categories mentioned under (ii) (a) and (c) above have been temporarily set at 0.36% and 2.57%, respectively. The definitive percentages for these investment categories for the year 2023 will be published in the first months of 2024 and will have retroactive effect to January 1, 2023. The deemed return applicable to the other investments (mentioned under (ii)(b) above), including the common shares is set at 6.17% for the calendar year 2023. Transactions in the three-month period before and after January 1 of the relevant calendar year implemented to arbitrate between the deemed return percentages applicable to bank savings, other investments and liabilities will for this purpose be ignored if the holder of common shares cannot sufficiently demonstrate that such transactions are implemented for other than tax reasons.

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

Pursuant to special rules on the restriction of withholding tax credit, the credit of withholding tax is subject to the following three cumulative prerequisites: (i) the shareholder must qualify as beneficial owner of the shares in the Company for a minimum holding period of 45 consecutive days occurring within a period of 45 days prior and 45 days after the due date of the dividends, (ii) the shareholder has to bear at least 70% of the change in value risk related to the shares in the Company during the minimum holding period without being directly or indirectly hedged and (iii) the shareholder must not be required to fully or largely compensate directly or indirectly the dividends to third parties. Absent the fulfillment of all of the three prerequisites, three-fifths of the withholding tax imposed on the dividends must not be credited against the shareholder’s (corporate) income tax liability, but may, upon application, be deducted from the shareholder’s tax base for the relevant assessment period. A shareholder that has received gross dividends without any deduction of withholding tax due to a tax exemption without qualifying for a full tax credit has to notify the competent local tax office accordingly and has to make a payment in the amount of the omitted withholding tax deduction. The special rules on the restriction of withholding tax credit do not apply to a shareholder whose overall dividend earnings within an assessment period do not exceed €20,000 or that has been the beneficial owner of the shares in the Company for at least one uninterrupted year upon receipt of the dividends.

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

Item 11. Quantitative and Qualitative Disclosures About Market Risk

In the ordinary course of the business activities, the Group is exposed to various risks that are beyond its control, including credit risk, liquidity risk, currency risk and interest rate risk. Refer to Note 22 to our consolidated financial statements as of December 31, 2022, for further details.

Item 12. Description of Securities Other Than Equity Securities

A.Debt Securities

Not applicable.

B.Warrants and Rights

On January 31, 2022, pursuant to a securities purchase agreement and a warrant agreement, each signed with certain investors, the Group received EUR 15.0 million in exchange for the issuance of an aggregate of 4,479,088 common shares at a price per share of USD 3.73 (EUR 3.35) and warrants initially exercisable for the purchase of up to an aggregate of 1,343,727 additional common shares at an initial exercise price per common share of USD 7.72. The warrants are exercisable immediately as of the date of issuance and will expire on December 31, 2026. Based on the fair value per share at the issuance date, the Group recognized the warrants as liabilities in the amount of USD 3.2 million (EUR 2.8 million). The fair value of warrants decreased from EUR 2.11 per warrant as of January 31, 2022 to EUR 0.19 per warrant as of December 31, 2022. The result is a decrease in fair value of warrant liabilities of EUR 2,574k for the period ended December 31, 2022.

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

Not applicable.

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

Based on the foregoing, including the material weaknesses noted below, our Chief Executive Officer and our Chief Financial Officer have concluded that, as of December 31, 2022, the design and operation of our disclosure controls and procedures were not effective at the reasonable assurance level.

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

As part of our continued risk assessment and implementation of controls, we identified three material weaknesses related to ensuring the amounts in each financial statement account are complete and accurate. These relate to a lack of effectively designed review and monitoring financial statement close process controls for routine and non-routine transactions, including the inability of our business to timely and appropriately communicate non-routine transactions to the finance function, together with the lack of accounting policies to enable timely and appropriate technical assessment of the related accounting implications of non-routine transactions; a lack of an effectively designed and operating general IT controls framework (including system interfaces); and a lack of controls over the work performed by third-party suppliers.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2022, using the criteria established in “Internal Control - Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation and the criteria issued by COSO, our management, with the participation of our Chief Executive Officer and Chief Financial Officer, concluded that, as of December 31, 2022, our internal control over financial reporting was not effective because of the material weaknesses related to the design and maintenance of effective controls described above, which has not been remediated.

With the oversight of the Management Board and our Audit Committee, our management has been and is actively undertaking remediation efforts to address the material weaknesses identified above through the following actions:

●Designing and formalizing policies and procedures to ensure routine transactions and judgmental and complex areas of the financial statement close process are sufficiently technical analyzed and assessed against the requirements of IFRS and our corporate governance standards, and that contemporaneous documentation is prepared and reviewed in a timely manner. In particular, we intend to continue hiring additional finance and accounting personnel with appropriate training to support the financial statement closing process and further developing and documenting our accounting policies and financial reporting procedures.
●Performing risk assessments to identify relevant financial risks and designing and implementing a formalized IT controls framework (including system interfaces and reasonable master data governance), based on the “Internal Control - Integrated Framework (2013)” issued by COSO, to reasonably address those risks. In addition, designing and formalizing IT General Control policies and procedures.
●Performing additional reviews by management to exercise preventive controls over the information processed and reported by third party suppliers and implementing contracting guidelines for the selection of these third-party suppliers.
●	We shall finalize the design of the internal control framework in 2023, including the implementation and monitoring of effectiveness of internal controls over financial reporting and disclosure related to risk assessment, compliance, and oversight of the Company’s businesses.

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

During 2023, management shall test and evaluate the implementation of these internal controls to ascertain whether they are designed and operating effectively in order to provide reasonable assurance that they will prevent or detect a material misstatement in the Company’s consolidated financial statements. If our efforts to remediate these material weaknesses are not successful, the material weaknesses may reoccur, or other material weaknesses could occur in the future.

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

C.Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting due to a transition period established by rules of the SEC for emerging growth companies. We will cease to qualify as an emerging growth company on November 6, 2024. As a result, we will be required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act for the year ending December 31, 2024.

D.Changes in Internal Control Over Financial Reporting

Our management is committed to improving the internal control over financial reporting and will undertake consistent improvements or enhancements on an ongoing basis, in addition to the remediation plans noted above. During the period covered by this annual report our management has taken steps toward improving our internal controls over financial reporting and remediating the identified material weaknesses. However, the changes during the period covered by this annual report have not yet comprehensively remediated the material weaknesses or our internal control over financial reporting.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

Our supervisory board has determined that Mary Sheahan, Peer Schatz and Jonathan G. Sheldon each satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act and Mary Sheahan qualifies as an “audit committee financial expert,” as such term is defined in the rules of the SEC. For more information see “Item 6. Directors, Senior Management and Employees—C. Board Practices—Committees—Audit Committee.”

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

Ernst & Young has served as our independent registered public accounting firm for each of the three years ended December 31, 2022, 2021 and 2020, for which audited financial statements appear in this Annual Report.

	For the year ended
	December 31,
	2022	2021

	(in thousands)
Audit	1,342	1,050
Audit‑related fees	—	—
Tax fees	—	—
All other fees	—	—
Total	1,342	1,050

Audit fees relate to (i) audit services, (ii) certain procedures on our quarterly results, and (iii) services related to our statutory and regulatory filings for certain of our subsidiaries, including Centogene GmbH.

Audit Committee’s Pre-Approval Policies and Procedures

The audit committee is responsible for the appointment, compensation, retention and oversight of the work of our independent registered public accounting firm.

The Audit Committee evaluates the qualifications, independence and performance of the independent registered public accounting firm as well as pre-approves and reviews the audit and non-audit services to be performed by the independent registered public accounting firm. The external audit plan and fees for professional audit services and other services rendered by Ernst & Young for the years ended December 31, 2022 and 2021 were approved by the Audit Committee.

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Neither we nor any affiliated purchaser has purchased any shares or other units of any class of our equity securities registered pursuant to Section 12 of the Exchange Act during the fiscal year ended December 31, 2022.

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

As a “foreign private issuer”, as defined by the SEC, we are permitted to rely on home country governance requirements and certain exemptions thereunder rather than on the corporate governance requirements of Nasdaq. For example, in accordance with Dutch law and generally accepted business practices, our articles of association do not provide quorum requirements generally applicable to general meetings of shareholders. To this extent, our practice varies from the requirement of Nasdaq Listing Rule 5620(c), which requires an issuer to provide in its bylaws for a generally applicable quorum, and that such quorum may not be less than one-third of the outstanding voting shares. Although we must provide shareholders with an agenda and other relevant documents for the general meeting of shareholders, Dutch law does not have a regulatory regime for the solicitation of proxies and the solicitation of proxies is not a generally accepted business practice in the Netherlands, thus our practice varies from the requirement of Nasdaq Listing Rule 5620(b). As permitted by the listing requirements of Nasdaq, we have also opted out of the requirements of Nasdaq Listing Rule 5605(d), which requires, among other things, an issuer to have a compensation committee that consists entirely of independent directors, Nasdaq Listing Rule 5605(e), which requires independent director oversight of director nominations, and Nasdaq Listing Rule 5605(b)[(1)], which requires an issuer to have a majority of independent directors on its board. In addition, we have opted out of shareholder approval requirements, as included in the Nasdaq Listing Rules, for the issuance of securities in connection with certain events such as the acquisition of shares or assets of another company, the establishment of or amendments to equity-based compensation plans for employees, a change of control of the Company and certain private placements. To this extent, our practice varies from the requirements of Nasdaq Rule 5635, which generally requires an issuer to obtain shareholder approval for the issuance of securities in connection with such events.

Item 16H. Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

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

As of the date of this Annual Report, we are not aware of any activity, transaction or dealing by us during the financial year ended December 31, 2022 that is disclosable under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act, except as set forth below. This information is to the best of our knowledge.

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

In the year ended December 31, 2022, our gross revenues from activities in Iran amounted to €0, which represented 0% of our total gross revenues. We did not generate any net profits for the year ended December 31, 2022, from authorities in Iran.

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
4.12

English summary of the Service Agreement between Centogene GmbH and the Free State of Bavaria, Germany, represented by the Bavarian State Office for Health and Food Safety, dated April 29, 2021 (incorporated into this Annual Report on Form 20-F by reference to Exhibit 4.12 to our Annual Report on Form 20-F for the year ended December 31, 2021 (File No. 001-39124), filed with the SEC on March 31, 2022).

4.13

English summary of the Cooperation Agreement between Centogene GmbH and Dr. Bauer Laboratoriums GmbH, dated June 25, 2020. (incorporated into this Annual Report on Form 20-F by reference to Exhibit 4.17 to our Annual Report on Form 20-F for the year ended December 31, 2020 (File No. 001-39124), filed with the SEC on April 15, 2021).†

4.14

Framework Agreement between Centogene GmbH and 21Dx GmbH (as main contractor to the state of Berlin), dated June 25, 2021 (incorporated into this Annual Report on Form 20-F by reference to Exhibit 4.14 to our Annual Report on Form 20-F for the year ended December 31, 2021 (File No. 001-39124), filed with the SEC on March 31, 2022).

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

4.18

Second Amendment to the Loan and Security Agreement dated as of January 31, 2022 between Centogene N.V., Oxford Finance LLC, as Collateral Agent, and the Lenders named in Schedule 1.1 attached thereto, incorporated into this Annual Report on Form 20-F by reference to our Report on Form 6-K filed with the SEC on May 4, 2023 (File No. 001-39124).

4.19

Global Master Supply and Services Agreement between Centogene GmbH and Takeda Pharmaceuticals International GmbH, dated March 31, 2023, replacing the Global Master Services Agreement dated January 1, 2015 as well as the Supply Agreement dated January 1, 2016, each as amended*†

4.20	Amendment to the Long Term Incentive Plan of Centogene N.V. dated as of November 1, 2022*
8.1	List of subsidiaries.*
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

Date: May 16, 2023

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Supervisory Board of Centogene N.V.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Centogene N.V. (the Company) as of December 31, 2022 and 2021, the related consolidated statements of comprehensive loss, changes in equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The Company's Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2.2 to the consolidated financial statements, the Company has suffered recurring losses from operations since inception and has stated that significant doubt exists about the Company’s ability to continue as a going concern. Management's evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 2.2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Restatement of Previously Issued Financial Statements

As discussed in Note 2.4 to the consolidated financial statements, the 2021 and 2020 consolidated financial statements have been restated to correct misstatements.

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

Berlin, Germany

May 16, 2023

Centogene N.V.

Consolidated statements of comprehensive loss for the years ended December 31, 2022, 2021 and 2020

(in EUR k)

	Note	2022	2021*	2020*
			Restated	Restated
Revenue	7	47,473	42,234	38,453
Cost of sales		27,712	28,735	35,286
Gross profit		19,761	13,499	3,167
Research and development expenses		17,488	19,297	14,935
General administrative expenses		32,587	43,480	37,665
Selling expenses		9,924	9,326	7,580
Impairment of financial assets	22.2	—	827	3,636
Gain on reversal of financial asset impairment		432	—	—
Other operating income	8.1	3,774	2,894	2,392
Other operating expenses	8.2	741	86	182
Operating loss		(36,773)	(56,623)	(58,439)
Changes in fair value of warrants	8.3	2,574	—	—
Interest and similar income		512	3	6
Interest and similar expenses		4,909	802	1,381
Financial costs, net	8.3	(1,823)	(799)	(1,375)
Loss before taxes from continuing operations		(38,596)	(57,422)	(59,814)
Income taxes expenses	10	107	(70)	224
Loss for the year from continuing operations		(38,703)	(57,352)	(60,038)
Net income from discontinued operations, net of tax	9	6,862	11,106	38,052
Loss for the period		(31,841)	(46,246)	(21,986)
Other comprehensive income/(loss), all attributable to equity holders of the parent		(76)	543	(48)
Total comprehensive loss		(31,917)	(45,703)	(22,034)
Attributable to:			—	—
Equity holders of the parent		(31,917)	(45,801)	(22,094)
Non‑controlling interests from continuing operations	24	—	98	60
Non‑controlling interests from discontinued operations		—	—	—
		(31,917)	(45,703)	(22,034)
Net loss per share - Basic and diluted from (in EUR)
Continuing operations	11	(1.45)	(2.53)	(2.87)
Loss attributable to parent	11	(1.19)	(2.04)	(1.05)

*The comparative numbers have been re-presented as a result of the discontinued operations. Refer to Note 9 – Discontinued Operations.

The accompanying notes form an integral part of these consolidated financial statements

Centogene N.V.

Consolidated statements of financial position as of December 31, 2022 and 2021

(in EUR k)

Assets	Note	Dec 31, 2022	Dec 31, 2021	Jan 1, 2021
			Restated*	Restated*
Non‑current assets
Intangible assets	12	7,400	9,194	12,407
Property, plant and equipment	13	6,808	9,464	16,590
Right-of-use assets	14	15,351	18,904	22,120
Derivatives assets	22	510	—	—
Other assets	16	2,911	2,972	1,967
		32,980	40,534	53,084
Current assets
Inventories	15	1,819	3,869	11,405
Trade receivables and contract assets	16	16,548	23,462	28,988
Other assets	16	5,514	5,453	8,286
Cash and cash equivalents	17	35,951	17,818	48,156
		59,832	50,602	96,835
		92,812	91,136	149,919

Equity and liabilities	Note	Dec 31, 2022	Dec 31, 2021	Jan 1, 2021

Equity
Issued capital	18	3,307	2,708	2,654
Capital reserve	18	145,369	133,897	125,916
Accumulated deficit and other reserves		(141,265)	(109,540)	(63,739)
Non‑controlling interests		—	193	95
		7,411	27,258	64,926
Non‑current liabilities
Non‑current loans	20.1	40,051	—	401
Lease liabilities	20.1	13,125	15,394	17,677
Deferred tax liabilities		35	79	207
Government grants	20.2	6,687	8,028	8,950
Derivative liabilities	22	376	—	—
Warrant liability	22	260	—	—
Other liabilities	20.2, 21	202	960	640
		60,736	24,461	27,875
Current liabilities
Government grants	20.2	1,263	1,368	1,342
Current loans	20.1	4,635	3,815	2,492
Lease liabilities	20.1	2,311	3,330	3,528
Liabilities from income taxes	10	89	178	58
Trade payables	20.2	6,317	11,252	31,736
Other liabilities	20.2, 21	10,050	19,474	17,962
		24,665	39,417	57,118
		92,812	91,136	149,919

*Property, plant and equipment and lease liabilities as of December 31, 2021, and Trade receivables and contract assets and other liabilities as of December 31, 2021, and January 1, 2021, have been restated. Refer to Note 2.4 – Restatement of selected assets and liabilities in the consolidated statements of financial position and selected income and expenses in the consolidated statements of comprehensive loss.

The accompanying notes form an integral part of these consolidated financial statements

Centogene N.V.

Consolidated statements of cash flows for the years ended December 31, 2022, 2021 and 2020

(in EUR k)

	Note	2022	2021* (Restated)	2020* (Restated)
Operating activities

Loss before taxes from continuing operations		(38,596)	(57,422)	(59,814)
Income before taxes from discontinued operations	9	6,875	11,152	38,110
Loss before taxes		(31,721)	(46,270)	(21,704)
Adjustments to reconcile earnings to cash flow from operating activities

Amortization (including impairments) and depreciation	12,13,14	10,378	19,974	15,128
Inventory write-off		—	1,795	—
Interest income	8.3	—	(3)	(6)
Interest expense	8.3	4,909	851	1,400
Gain on the disposal of non‑current assets		(754)	(18)	—
Expected credit loss allowances on trade receivables and contract assets	2.4	—	827	3,636
Share‑based payment expenses	21	(16)	8,035	5,658
Tax expense		(89)	—	—
Fair value adjustments of warrants	8.3	(2,574)	—	—
Other non‑cash items		(1,430)	(821)	(814)
Net foreign exchange differences		963	—	—

Changes in operating assets and liabilities:
Inventories	15	2,050	5,741	(9,596)
Trade receivables and contract assets	16	6,914	4,855	(16,172)
Other assets	16	—	1,828	255
Trade payables	20.2	(4,935)	(20,484)	23,996
Other liabilities	28	(10,182)	1,952	6,681

Thereof cash flow (used in) continuing operating activities	28	(35,497)	(42,635)	(30,603)
Thereof cash flow from discontinued operating activities		9,009	20,897	39,065
Cash flow (used in)/from operating activities		(26,488)	(21,739)	8,462

Investing activities

Cash paid for investments in intangible assets	12	(1,727)	(2,787)	(6,657)
Cash paid for investments in property, plant and equipment	13	(367)	(2,915)	(9,890)
Grants received for investment in property, plant and equipment	20.2	506	168	390
Grants refunded related to disposed property, plant and equipment	20.2	—	—	—
Cash received from disposals of property, plant and equipment		855	171	—
Interest received		—	3	6

Thereof cash flow (used in) continuing investing activities		(1,553)	(2,494)	(5,366)
Thereof cash flow from/(used in) discontinued investing activities		820	(2,866)	(10,785)
Cash flow (used in)/from investing activities		(733)	(5,360)	(16,151)

Financing activities
Cash received from the issuance of shares	18	12,140	—	22,430
Cash received from issuance of warrants		2,833	—	—
Cash paid for acquisition of non-wholly owned subsidiary		(1)	—	(75)
Cash received from loans	20, 22.2	40,568	1,772	438
Cash repayments of loans	20, 22.2	—	(464)	(2,760)
Cash repayments of lease liabilities	20, 22.2	(4,314)	(4,244)	(5,018)
Interest paid	8.3	(4,909)	(267)	(173)

Thereof net cash flow from/(used in) continuing financing activities		46,798	(2,403)	13,561
Thereof net cash flow from/(used in) discontinued financing activities		(481)	(800)	1,281
Cash flow from financing activities		46,317	(3,203)	14,842

Changes in cash and cash equivalents		19,096	(30,302)	7,153
Cash and cash equivalents at the beginning of the period		17,818	48,156	41,095
Effect of movements in exchange rates on cash held		(963)	(36)	(92)
Cash and cash equivalents at the end of the period		35,951	17,818	48,156

*The comparative numbers have been re-presented as a result of the discontinued operations. Refer to Note 9- Discontinued Operations.

The accompanying notes form an integral part of these consolidated financial statements

Centogene N.V.

Consolidated statements of changes in equity for the years ended December 31, 2022, 2021 and 2020

		Attributable to the owners of the parent
				Currency			Non‑
		Issued	Capital	translation	Accumulated		controlling	Total
in EUR k	Note	capital	reserve	reserve	deficit	Total	interests	equity

As of December 31, 2019 (as previously reported)	1	2,383	98,099	-	(40,622)	59,860	(938)	58,922
Adjustments		-	-	-	(243)	(243)	-	(243)
As of December 31, 2019/ January 1, 2020 (as restated)		2,383	98,099	-	(40,865)	59,617	(938)	58,679
Loss for the year (restated)		-	-	-	(22,046)	(22,046)	60	(21,986)
Other comprehensive loss		-	-	(48)	-	(48)	-	(48)
Total comprehensive loss		-	-	(48)	(22,046)	(22,094)	60	(22,034)
Issuance of shares	18	240	22,969	-	-	23,209	-	23,209
Transaction costs	18	-	(780)	-	-	(780)	-	(780)
Share-based payments	21	-	5,658	-	-	5,658	-	5,658
Exercise of options		31	(31)	-	-	-	-	-
Disposal of non-wholly owned subsidiary		-	-	-	-	-	268	268
Acquisition of non-wholly owned subsidiary		-	-	-	(780)	(780)	705	(75)
As of December 31, 2020 (as restated)		2,654	125,916	(48)	(63,691)	64,831	95	64,926

		Attributable to the owners of the parent
				Currency			Non
		Issued	Capital	translation	Accumulated		controlling	Total
in EUR k	Note	capital	reserve	reserve	deficit	Total	interests	equity

As of December 31, 2020/ January 1, 2021 (as restated)	1	2,654	125,916	(48)	(63,691)	64,831	95	64,926
Loss for the year (restated)		-	-	-	(46,344)	(46,344)	98	(46,246)
Other comprehensive loss		-	-	543	-	543	-	543
Total comprehensive loss		-	-	543	(46,344)	(45,801)	98	(45,703)
Share-based payments	21	-	8,035	-	-	8,035	-	8,035
Exercise of options		54	(54)	-	-	-	-	-
As of December 31, 2021 (as restated)		2,708	133,897	495	(110,036)	27,064	193	27,258

		Attributable to the owners of the parent
				Currency			Non
		Issued	Capital	translation	Accumulated		controlling	Total
in EUR k	Note	capital	reserve	reserve	deficit	Total	interests	equity

As of January 1, 2022 (as restated)	1	2,708	133,897	495	(110,036)	27,064	193	27,258
Loss for the year		-	-	-	(31,841)	(31,841)	-	(31,841)
Other comprehensive loss		-	-	(76)	-	(76)	-	(76)
Total comprehensive loss		-	-	(76)	(31,841)	(31,917)	-	(31,917)
Issuance of shares	18	594	14,378	-	-	14,972	-	14,972
Share-based payments	21	-	(16)	-	-	(16)	-	(16)
Exercise of options	18	5	(5)	-	-	-	-	-
Warrant liability	18	-	(2,832)	-	-	(2,832)	-	(2,832)
Disposal of non-wholly owned subsidiary	24	-	(53)	-	193	140	(193)	(53)
As of December 31, 2022 (as restated)		3,307	145,369	419	(141,684)	7,411	-	7,411

The accompanying notes form an integral part of these consolidated financial statements

Notes to the consolidated financial statements as of December 31, 2022 and 2021 and for the three years ended December 31, 2022, 2021 and 2020

1 General company information

Centogene N.V. (“the Company”) and its subsidiaries focus on providing data-driven answers to patients, physicians, and pharmaceutical companies for rare and neurodegenerative diseases. By integrating multiomic technologies with the CENTOGENE Biodatabank, we are able to provide dimensional analysis to guide the next generation of precision medicine. Our unique approach enables rapid and reliable diagnosis for patients, supports a more precise physician understanding of disease states, and accelerates and de-risks targeted pharmaceutical drug discovery, development, and commercialization.

On November 7, 2019, the Company completed an IPO and has since been listed on Nasdaq Global Market under stock code “CNTG”. We have historically conducted our business through Centogene AG (which is now known as Centogene GmbH), and therefore our historical financial statements present the results of operations and financial condition of Centogene AG and its controlled subsidiaries. In connection with our IPO, Centogene N.V. became the holding company of Centogene AG on November 12, 2019, and the historical consolidated financial statements of Centogene AG became the historical consolidated financial statements of Centogene N.V. Centogene N.V. is a public company with limited liability incorporated in the Netherlands, with registered office located at Am Strande 7 in 18055 Rostock, Germany and Dutch trade register number 72822872.

On March 5, 2020, the Company resolved that Centogene AG shall be converted into a German limited liability company and renamed Centogene GmbH. Such conversion became effective upon the registration in the German commercial register on June 29, 2020. Unless otherwise stated, “Centogene GmbH” also refers to the historical operations of Centogene AG throughout the notes.

In July 2020, the Company completed a follow-on public offering of 3,500,000 common shares of the Company (the “July 2020 Offering”), consisting of 2,000,000 common shares offered by the Company and 1,500,000 common shares offered by selling to shareholders at a price to the public of USD 14.00 per common share (i.e. EUR 12.71 per share). Aggregate offering proceeds, net of underwriting discounts, commissions and transaction costs, were EUR 22 million to the Company. On January 31, 2022, pursuant to a securities purchase agreement and a warrant agreement signed with certain investors, we received €15.0 million as consideration for the issuance by us of an aggregate of 4,479,088 common shares at a price per share of USD 3.73.

2 Basis of preparation

Unless otherwise specified, “the Company” refers to Centogene N.V. and Centogene GmbH throughout the remainder of these notes, while “the Group” refers to Centogene N.V., Centogene GmbH and its subsidiaries.

The consolidated financial statements of the Group were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”). The accounting policies used in the fiscal year 2022 generally correspond to the policies applied in the prior year, except for the changes in presentation relating to discontinued operations (refer to Note 2.1– New significant accounting policies and accounting judgments and estimates and Note 9– Discontinued operations).

These consolidated financial statements are presented in euro, which is the Group’s functional currency. Unless otherwise specified, all financial information presented in euro is rounded to the nearest thousand (EUR k) in line with customary commercial practice.

2.1New significant accounting policies and accounting judgments and estimates

Discontinued operations

A discontinued operation is a component of an entity that either has been disposed of, or that is classified as held for sale. It must either (i) represent a major separate line of business or geographical area of operations; (ii) be part of a single coordinated disposal plan; or (iii) be a subsidiary acquired exclusively with a view to resale. A component also qualifies for presentation as a discontinued operation when activities are ultimately ended (abandoned). Non-current assets and disposal groups are not classified as assets held for sale if their carrying amount is to be recovered through continuing use.

Notes to the consolidated financial statements as of December 31, 2022 and 2021 and for the three years ended December 31, 2022, 2021 and 2020

In 2021, the Group decided to end its COVID-19 business activities in Q1 2022. The Group assessed that ending the activities of this operating segment would qualify as a discontinued operation. Therefore, the profit or loss related to the COVID-19 business is presented in a separate line item of the profit and loss section of the consolidated statements of comprehensive loss for the years ended December 31, 2022, 2021 and 2020. This also resulted in an accelerated depreciation of COVID-19 segment related property, plant and equipment and right of use assets through March 31, 2022. Since the operations were discontinued through winding-down of the COVID-19 business, no assets or liabilities were required to be disclosed separately on the statements of financial position. The segment reporting note and notes to the consolidated financial statements for the years ended December 31, 2022, 2021 and 2020 only represent continuing operations. For further details on the discontinued operations refer to Note 9 – Discontinued operations.

Warrants

Warrants are classified as equity to the extent that they confer the right to purchase a fixed number of shares for a fixed exercise price. In the event that the exercise price or the number of shares to be issued is not deemed to be fixed, the warrants are classified as a non-current derivative financial liability. Warrants entitle the holder to purchase one common share of the Company at an exercise price of USD 7.72 per share and can be settled for a fixed number of the Company's underlying common shares. Since the exercise price of the warrants is determined in US dollars which is different from the Company’s functional currency, warrants are classified as liabilities. This liability is initially recognized at its fair value on the date the contract is entered into and subsequently accounted for at fair value through profit and loss (FVTPL) at each reporting date. As the warrants are classified as financial liabilities at FVTPL, transaction costs in the amount of EUR 68k were expensed in the consolidated statements of comprehensive loss for the year ended December 31, 2022. For more details, refer to Note 22 – Financial instruments - fair values and risk management.

2.2 Going Concern

As an early commercial-stage company, the Group is still in progress towards reaching break-even in its diagnostic and pharmaceutical businesses. The Group and Company are subject to a number of risks similar to those of other development and early commercial stage companies. These risks include, among other things, the failure to enter into and successfully execute further collaborations with pharmaceutical partners, the failure to generate revenue from the Company’s development portfolio and risks associated with research, development, testing and obtaining related regulatory approvals in relation to our product candidates.

The Group´s ongoing success and ultimately the attainment of profitable operations depends on future uncertain events which include, among other things, obtaining adequate financing to promote our commercial and development activities until the Group can generate sufficient revenues to support its operating cash requirements. The Group has incurred operating losses since inception. For the year ended December 31, 2022, the Group incurred a net comprehensive loss of EUR 31.9 million of which EUR 38.6 million is related to loss before taxes from continuing operations, resulting in net cash outflow from operating activities of EUR 26.5 million. As of December 31, 2022, the Group had generated an accumulated deficit of EUR 141.3 million and had an equity position of EUR 7.4 million.

Considering cash and cash equivalents as of December 31, 2022, of EUR 36.0 million with short term debt obligations of EUR 3.4 million, the Group has prepared cash flow forecasts and considered the cash flow requirement for the Company, principally focused on the twelve-month period from the date of the approval of these consolidated financial statements. Management updated their cash flow forecasts based on an amendment signed for the Group’s Loan Facility (defined in Note 28) as of April 30, 2023. Accordingly, in addition to the short-term portion of the loan, the Group is also required to prepay USD 5.0 million of the loan upon the first new business development or financing transaction the Group will enter and to maintain at least EUR 9.1 million in unrestricted cash on deposit in collateral accounts (refer to Note 28). These forecasts show that further financings will be required during the course of the next 12 months assuming, among others, that development programs and other operating activities continue as currently planned. This requirement for additional financing represents a material uncertainty that raises significant doubt about our ability to continue as a going concern. Without such funding considered, the Group’s current cash and cash equivalents will not be sufficient to fund its operations and meet all of its obligations as they fall due for at least one year from the date of the issuance of these consolidated financial statements.

Consequently, management plans to complete a significant financing primarily through private equity financing and/or convertible debt financing. The convertible debt financing discussions are at a progressed stage and aim to, not only, obtain a significant cash injection but also a long-term strategic collaboration in one of our key commercial regions. In parallel, management is

Notes to the consolidated financial statements as of December 31, 2022 and 2021 and for the three years ended December 31, 2022, 2021 and 2020

in discussion with several private equity parties aiming to materialize a significant capital injection also with a suitable strategic fit for the company. Management has a reasonable level of confidence that one or more of the mentioned transactions should materialize in the next months improving the overall cash position and the mid-to-long-term sustainability of the Company.

As a third set of actions, which started in 2022, the company is in constant review of the cost structure, implementing several waves of efficiencies across the full organization aiming to improve our overall cash burn rate and reducing mainly our general and administrative expenses and research and development costs. Finally, the Group is seeking strategic collaborations and marketing, distribution or licensing arrangements, business and asset divestitures and grant funding among other things. Despite the Company’s efforts to obtain the necessary funding and improve profitability of its operations, and despite management’s expectation that these efforts will be successful, there can be no assurance of its success in doing so, or obtaining necessary funding on acceptable terms.

The accompanying consolidated financial statements for the year ended December 31, 2022, have been therefore prepared on a going concern basis contingent upon the successful implementation of the plans described above. This contemplates the Group will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. The audited consolidated financial statements do not reflect any adjustments relating to the recoverability and classification of assets or the amounts and classification of liabilities that would be necessary, was the Group unable to continue as a going concern.

2.3COVID-19 Pandemic and Geopolitical Conditions

Worldwide economic and political disruptions as a result of COVID-19 and the conflict between Russia and Ukraine has resulted and is expected to further result in interruptions to business operations and supply chain disruption, affecting raw material and or intermediate supply or manufacturing capabilities.

COVID-19 vaccines being widely available, management updated its long-term outlook for the COVID-19 testing business at the end of the third quarter of 2021 and decided to wind-down all COVID-19 business related operations. Consequently, all COVID-19 testing site contracts expired, all COVID-19 operations at testing sites had ceased and the COVID-19 testing business was discontinued as of March 31, 2022. For Diagnostics and Pharmaceutical businesses, management expects that the impact of the pandemic would be minimal to none for the foreseeable future. However, it cannot be assured that the availability of supplies and equipment for the Group’s laboratories, the availability of staff and the start dates and recruitment in clinical trials will not be impacted in the future.

Until today, the impact of geopolitical conditions has not been significant to the Group’s operations. However, economic growth is expected to slow, including due to the recent surge in inflation and related actions by central banks, with a significant risk of recession in many parts of the world in the near term. This may also prolong tight credit markets and potentially cause such conditions to become more severe. These issues, along with the re-pricing of credit risk and the difficulties currently experienced by financial institutions, may make it difficult to obtain financing. Additionally, the Group may be affected by price increases or certain fiscal policy changes in Germany, such as new tax legislation, economic sanctions, and comparable measures, although at this point, management does not foresee any such macroeconomic changes.

2.4Restatement of selected assets and liabilities in the consolidated statements of financial position and selected income and expenses in the consolidated statements of comprehensive loss

During the preparation of unaudited condensed consolidated financial statements as of and for the three months ended March 31, 2022, the Group identified unadjusted differences related to certain property, plant and equipment and lease liabilities balances on the consolidated statements of financial position and cost of sales and other operating income amounts in the statements of comprehensive loss as of and for the year ended December 31, 2021. These restated assets, liabilities, income and expenses are related to the COVID-19 segment which has been discontinued as of March 31, 2022. During Q2 2022, management identified the accelerated depreciation was over-stated with an amount of EUR 1,317k and a terminated lease contract in Q4 2021 with a EUR 273k lease liability balance which was not derecognized from the statement of financial position as of December 31, 2021. The lease liability is in relation to the closure of the Hamburg laboratory of which the right of use asset was completely written off in Q3 2021. To correct these differences, property, plant and equipment has been restated by EUR 1,317k with a corresponding decrease in depreciation expense under cost of sales and lease liabilities have been restated by EUR 273k with a corresponding increase in

Notes to the consolidated financial statements as of December 31, 2022 and 2021 and for the three years ended December 31, 2022, 2021 and 2020

other operating income. All of these adjustments are related to discontinued operations. The net impact of this restatement has been disclosed under net income from discontinued operations, net of tax, in the amount of EUR 1,590k.

Additionally, during the preparation of the unaudited financial results for the second quarter ended June 30, 2022, the Group identified differences related to revenue recognized and impairment losses recognized on contract assets for the years ended December 31, 2021 and 2020 and trade receivables and contract assets outstanding as of December 31, 2021 and 2020 for the Diagnostic segment and COVID-19 segment. For the Diagnostic segment, these differences mainly resulted from the inappropriate usage of test codes for medical documentation submitted to insurance companies in the U.S. For the COVID-19 segment, the differences are related to inappropriate application of surveillance testing. Accordingly, to correct these differences, account receivables and contract assets has been restated by EUR 875k and EUR 211k and other liabilities has been restated by EUR 960k and EUR 640k as of December 31, 2021 and 2020, respectively. These restatements resulted in a decrease in revenue by EUR 1,355k and EUR 710k and a decrease in impairment of financial assets by EUR 313k and EUR 102k for the years ended December 31, 2021 and 2020, respectively. The impact of the correction of the differences on the accumulated deficit as of January 1, 2021 was EUR 851k. EUR 57k and EUR 127k of these adjustments corrected in trade receivables and revenue as of and for the years ended December 31, 2021 and 2020, respectively, are related to the COVID-19 business and included in discontinued operations. All of the remaining adjustments are related to the Diagnostic segment and included in continued operations.

The impact of the restatements on the consolidated statements of comprehensive income for the years ended December 31, 2021, and 2020 are as follows:

	For the year ended Dec 31,			For the year ended Dec 31,
in EUR k	2021 (as previously reported)	Adjustments	2021 (as restated)*	2020 (as previously reported)	Adjustments	2020 (as restated)*
Revenue	189,923	(1,355)	188,568	128,381	(710)	127,671
Cost of sales	161,765	(1,317)	160,448	83,437	-	83,437
Gross profit	28,158	(38)	28,120	44,944	(710)	44,234
Research and development expenses	19,297	-	19,297	14,935	-	14,935
General administrative expenses	46,739	-	46,739	40,160	-	40,160
Selling expenses	9,860	-	9,860	8,026	-	8,026
Impairment of financial assets	1,140	(313)	827	3,738	(102)	3,636
Other operating income	2,936	331	3,267	2,394	-	2,394
Other operating expenses	86	-	86	182	-	182
Real estate transfer tax expenses	-	-	-	-	-	-
Operating loss	(46,028)	606	(45,422)	(19,703)	(608)	(20,311)
Loss for the period	(46,852)	606	(46,246)	(21,378)	(608)	(21,986)
Total comprehensive loss	(46,309)	606	(45,703)	(21,426)	(608)	(22,034)
Loss per share- Basic and diluted (in EUR)	(2.06)	0.02	(2.04)	(1.02)	(0.03)	(1.05)

*As restated consolidated statements of comprehensive income for the years ended December 31, 2021 and 2020 have not been re-presented as a result of discontinued operations. Refer to Note 9 – Discontinued Operations.

Notes to the consolidated financial statements as of December 31, 2022 and 2021 and for the three years ended December 31, 2022, 2021 and 2020

The impact of the restatements on the consolidated statements of financial position as of December 31, 2021 and 2020, are as follows:

in EUR k	Dec 31, 2021 (as previously reported)	Adjustments	Dec 31, 2021 (as restated)	Dec 31, 2020 (as previously reported)	Adjustments	Dec 31, 2020 (as restated)
Property, plant and equipment	8,147	1,317	9,464	16,590	-	16,590
Non‑current assets	39,217	1,317	40,534	53,084	-	53,084

Trade receivables and contract assets	24,337	(875)	23,462	29,199	(211)	28,988
Current assets	51,477	(875)	50,602	97,046	(211)	96,835
Total Assets	90,694	442	91,136	150,130	(211)	149,919

Equity and liabilities
Accumulated deficit and other reserves	(109,295)	(245)	(109,540)	(62,888)	(851)	(63,739)
Equity	27,503	(245)	27,258	65,777	(851)	64,926

Lease liabilities	15,588	(194)	15,394	17,677	-	17,677
Other liabilities	-	960	960	-	640	640
Non‑current liabilities	23,695	766	24,461	27,235	640	27,875

Lease liabilities	3,409	(79)	3,330	3,528	-	3,528
Current liabilities	39,496	(79)	39,417	57,118	-	57,118
Total Equity and Liabilities	90,694	442	91,136	150,130	(211)	149,919

The impact of the restatements on the consolidated statements of cash flows for the years ended December 31, 2021 and 2020 are as follows:

	For the year ended Dec 31,			For the year ended Dec 31,
in EUR k	2021 (as previously reported)	Adjustments	2021 (Restated)*	2020 (as previously reported)	Adjustments	2020 (Restated)*
Operating activities
Loss before taxes	(46,876)	606	(46,270)	(21,097)	(607)	(21,704)
Adjustments to reconcile loss to cash flow from operating activities
Amortization and depreciation	21,291	(1,317)	19,974	15,128	-	15,128
Expected credit loss allowances on trade receivable and contract liabilities	1,140	(313)	827	3,738	(102)	3,636
Other non-cash items	(862)	41	(821)	(915)	101	(814)
Changes in operating assets and liabilities
Trade receivables and contract assets	4,191	664	4,855	(16,344)	172	(16,172)
Other liabilities	1,632	320	1,952	6,245	436	6,681
Net cash flow used in operating activities	(21,739)	-	(21,739)	8,462	-	8,462

Investing activities
Cash flow used in investing activities	(5,360)	-	(5,360)	(16,151)	-	(16,151)

Financing activities
Net cash flow from/ (used in) financing activities	(3,203)	-	(3,203)	14,842	-	14,842

Cash and cash equivalents at the end of the period	17,818	-	17,818	48,156	-	48,156

*As restated consolidated statements of comprehensive income for the years ended December 31, 2021 and 2020 have not been re-presented as a result of discontinued operations. Refer to Note 9 – Discontinued Operations.

The restatements above have no impact on the changes in cash, cash equivalents and net cash flows in operating, investing, and financing activities within the consolidated statements of cash flows for all periods presented.

Notes to the consolidated financial statements as of December 31, 2022 and 2021 and for the three years ended December 31, 2022, 2021 and 2020

3 Effects of new accounting standards

(a)New standards adopted by the Group as of January 1, 2022

The following amendments and interpretations apply for the first time in 2022 and had no impact on the consolidated financial statements of the Group:

●	Amendments to IFRS 3 - Business combinations.
●	Amendments to IAS 16- Property, plant and equipment.
●	Amendments to IAS 37- Provisions, contingent liabilities, and contingent assets.
●	Amendments to IFRS 9 - Financial Instruments
●	Amendments to Illustrative Examples accompanying IFRS 16

(b)New standards not yet effective

Furthermore, certain new and amended standards and interpretations have been published that are not mandatory for December 31, 2022, reporting periods and have not been early adopted by the Group. The Group intends to adopt these new and amended standards and interpretations, if applicable, when they become effective. The Group is currently evaluating the impact of these new or amended standards and interpretations that are issued and become effective for the 2023 annual reporting period.

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

In the third quarter of 2020, the Company entered into a collaboration agreement with Dr. Bauer Laboratoriums GmbH, Rostock (hereafter ‘Dr. Bauer GmbH’). Dr. Bauer GmbH supported Centogene in certain areas of its COVID-19 testing business by providing the medical laboratory services to facilitate Centogene to perform its COVID-19 testing business activities. Dr. Bauer GmbH is wholly owned by a long-time employee of Centogene, who from a medical perspective and by observing the Medical Association's professional code of conduct continues to operate as an independent medical physician. As per the criteria in IFRS 10, Centogene assessed the control it had over Dr. Bauer GmbH and concluded to consolidate the activities of Dr. Bauer GmbH in the Group from the third quarter of 2020.

Notes to the consolidated financial statements as of December 31, 2022 and 2021 and for the three years ended December 31, 2022, 2021 and 2020

At the end of the third quarter of 2021, management updated its long-term outlook for the COVID-19 testing business, which led to management’s decision to initiate a wind down process of relevant operations.

As of March 31, 2022, operations at all COVID-19 testing sites have ceased and the Group has abandoned the COVID-19 business line. Consequently, the Group is reporting its COVID-19 segment as a discontinued operation (Note 9). With the decision to cease COVID-19 operations as of March 31, 2022, Centogene terminated its cooperation agreement with Dr. Bauer GmbH with a separation agreement effective as of April 2, 2022 and signed on August 23, 2022 (the “Separation Agreement”). With the COVID-19 business being discontinued and the collaboration agreement being terminated, Centogene’s control over Dr. Bauer GmbH ceased; Centogene no longer meets the criteria of the control model under IFRS 10 as it no longer has exposure to variable returns and the ability to use power to affect returns through COVID-19 operations. Therefore, Centogene deconsolidated Dr. Bauer GmbH from its consolidated financial statements as of April 2, 2022 (“Deconsolidation Date”). The impact of the deconsolidation on the loss for the period and on the statement of cash flows is disclosed under Note 9 – Discontinued operations. The impact of the deconsolidation on the statement of financial position is disclosed under Note 26 – Related parties.

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

The exchange rates used are presented in the following table:

	Average rate			Closing rate
				Dec 31,	Dec 31,	Dec 31,
	2022	2021	2020	2022	2021	2020
USD (EUR 1)	1.05	1.13	1.14	1.07	1.13	1.23
AED (EUR 1)	3.87	4.15	4.21	3.94	4.17	4.50
INR (EUR 1)	82.69	85.18	84.57	88.17	84.23	89.66
CHF (EUR 1)	1.00	1.08	—	0.98	1.03	—
RSD (EUR 1)	117.46	117.39	—	117.33	117.27	—

Notes to the consolidated financial statements as of December 31, 2022 and 2021 and for the three years ended December 31, 2022, 2021 and 2020

(b)Revenues from contracts with customers

The Group provides pharmaceutical solutions and diagnostic tests, enabled by its knowledge and interpretation-based platform. Revenue from contracts with customers is recognized when control of the goods or services are transferred to the customer at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those goods or services, usually on delivery of the goods.

(i)Pharmaceutical segment

The Group's contracts with customers relate to a variety of solutions provided to the Group's pharmaceutical partners in order to accelerate their development of treatments for rare diseases, including early patient recruitment and identification, epidemiological insights, biomarker discovery and patient monitoring. The collaboration agreements are structured on a fee per analysis basis, milestone basis, fixed fee basis, or a combination of these. In addition, some of the Group's contracts with its pharmaceutical partners also include sales of CentoCard filter cards for the collection of biological samples from patients.

The performance obligations in Pharmaceutical segment can either be satisfied over time or at a point in time depending on the structure of the collaborations, which are determined based on nature of the service provided, as detailed below.

-	Revenue from early patient recruitment and identification, epidemiological insights, biomarker discovery and patient monitoring is based on fee per analysis, milestone fees and fixed fees. The revenues from these solutions are recognized over time using an input method based on the work rendered in order to measure progress towards complete satisfaction of the services.
-	Revenue from the licensing of intellectual property for an unlimited period, usually in the structure of an upfront fee, is recognized at a point in time, when the right (or license) to use intellectual property is conveyed.
-	Revenues from the licensing of intellectual property for a certain period, being a right to access such intellectual property as defined in IFRS 15, is recognized over time over the licensing period.
-	Revenue from the sale of CentoCard filter cards is recognized at a point in time when the control of the CentoCard filter cards has transferred to the customer, which typically occurs on delivery.

(ii)Diagnostics segment

Revenues from the Group's Diagnostic segment are typically generated from genetic sequencing and diagnostics services that the Group provides to clients, who are typically physicians, laboratories or hospitals, either directly or through distributors. Revenues are based on a negotiated price per test or on the basis of agreements to provide certain testing volumes over defined periods. The Group has concluded that the services rendered in the Diagnostic segment comprise one performance obligation.

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

Contract balances

(i)          Contract assets

A contract asset is the right to consideration in exchange for goods or services transferred to the customer. If the Group satisfies a performance obligation by transferring goods or services to a customer before the customer pays consideration or before payment is due, a contract asset is recognized for the earned consideration that is conditional. Contract assets are subject to impairment assessment. Refer to accounting policies of impairment of financial assets in Note 5(n) “Financial instruments”.

Notes to the consolidated financial statements as of December 31, 2022 and 2021 and for the three years ended December 31, 2022, 2021 and 2020

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

Deferred tax assets and liabilities are classified as non-current assets and liabilities.

Notes to the consolidated financial statements as of December 31, 2022 and 2021 and for the three years ended December 31, 2022, 2021 and 2020

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

The Group’s research and development activities mainly relate to development of biomarkers where likelihood for future commercialization is probable, constant innovation for the Diagnostic and Pharmaceutical businesses with new or enhanced products, continuous improvement on the bioinformatics pipelines, AI capabilities and Medical Reporting automatization and IT driven solutions. With respect to biomarkers, the development stage is usually considered to be achieved when the target validation process is completed, and commercialization is probable. For the Diagnostics R&D the most important development is related to the launching in 2022 of multiomics referring to an integrative approach in biological research that involves the analysis of multiple omics datasets aiming to improve even further the precision of our diagnostic services. Regarding the innovation on bioinformatics, main efforts are put on enhancing the automatization of identification of disease-causing variants via variant prioritization and classification to speed up and improve diagnosis. In the realm of IT-driven solutions, there is a growing focus on automating data processing and analytics through cloud-based platforms.

Capitalized development costs are recognized at cost less accumulated amortization and any accumulated impairment losses. They are only amortized from the date the asset is ready for its intended use, which in the case of biomarkers is normally at the time the patent application for such biomarker is made. Amortization expense is recorded in cost of sales and research and development expenses.

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

The estimated useful lives are as follows:

-	Software, patents and trademarks: 3-7 years
-	Capitalized development costs: 7 years

Notes to the consolidated financial statements as of December 31, 2022 and 2021 and for the three years ended December 31, 2022, 2021 and 2020

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

-	Buildings: 12 years and
-	Plant and other equipment, furniture and fixtures: 2-15 years

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

Notes to the consolidated financial statements as of December 31, 2022 and 2021 and for the three years ended December 31, 2022, 2021 and 2020

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

If the fair value of the consideration for the sale of an asset does not equal the fair value of the asset, or if the payments for the leases are not at market rates, the Group makes the following adjustments to measure the sale proceeds at fair value:

●	any below-market terms shall be accounted for as a prepayment of lease payments
●	any above-market terms shall be accounted for as additional financing provided by the buyer-lessor to the seller-lessee.

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

Notes to the consolidated financial statements as of December 31, 2022 and 2021 and for the three years ended December 31, 2022, 2021 and 2020

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

The release of deferred income related to either type of grant is presented as other operating income (see Note 8.1).

(k)Share-based payments

Plan recipients (including senior executives and certain member of the Supervisory Board) of the Group receive remuneration in the form of share-based payments, whereby the recipients render services as consideration for equity instruments (equity-settled transactions) or settled in cash (cash-settled transactions).

Equity settled transactions

The cost of equity-settled transactions is determined by the fair value of the granted options when the grant is made, using a Black-Scholes or Monte Carlo simulation model, with further details given in Note 21.

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

If the terms and conditions of a cash-settled share-based payment transaction are modified with the result that it becomes an equity-settled share-based payment transaction, the transaction is accounted for as such from the date of the modification. Specifically, the equity-settled share-based payment transaction is measured by reference to the fair value of the equity instruments granted at the modification date and recognized in equity. The liability for the cash-settled share-based payment transaction as at the modification date is derecognized on that date. Any difference between the carrying amount of the liability derecognized and the amount of equity recognized on the modification date is recognized immediately in profit or loss.

Notes to the consolidated financial statements as of December 31, 2022 and 2021 and for the three years ended December 31, 2022, 2021 and 2020

Cash-settled transactions

A liability is recognized for the fair value of cash-settled transactions. The fair value is measured initially and at each reporting date up to and including the settlement date, with changes in fair value recognized in employee benefits expense (see Note 8.4). The fair value per option is determined using the Black-Scholes model, further details of which are given in Note 21. The fair value per option is then multiplied by the Group’s best estimate of the number of awards expected to vest and the portion of the expired vesting period (period in which the service conditions are fulfilled). The cumulative amount of expense recognized will be equal to the cash that is paid on settlement.

(l)Provisions, contingent assets and contingent liabilities

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

A contingent asset is a possible asset that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. The Group does not recognize a contingent asset. Contingent assets are disclosed in the notes if the inflow of economic benefits is probable, but not virtually certain. When the inflow of economic benefits becomes virtually certain, the asset is no longer contingent and its recognition is appropriate.

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

Notes to the consolidated financial statements as of December 31, 2022 and 2021 and for the three years ended December 31, 2022, 2021 and 2020

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates that have been enacted or substantively enacted at the reporting date.

Deferred tax assets and deferred tax liabilities are offset against each other if certain conditions are met.

(n)Financial instruments

(i) Financial assets

The Group’s financial assets principally consist of those accounted for as receivables, contract assets, financial assets at fair value through profit or loss and cash and cash equivalents.

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

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are carried in the statement of financial position at fair value with net changes in fair value recognized in the statement of profit or loss.

A derivative embedded in a hybrid contract, with a financial liability or non-financial host, is separated from the host and accounted for as a separate derivative if: the economic characteristics and risks are not closely related to the host; a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and the hybrid contract is not measured at fair value through profit or loss. Embedded derivatives are measured at fair value with changes in fair value recognized in profit or loss. Reassessment only occurs if there is either a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required or a reclassification of a financial asset out of the fair value through profit or loss category.

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

Notes to the consolidated financial statements as of December 31, 2022 and 2021 and for the three years ended December 31, 2022, 2021 and 2020

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

Further disclosures relating to impairment of trade receivables, including contract assets, are in note 22.

(ii) Financial liabilities

All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings and payables, net of directly attributable transaction costs.

The Group’s financial liabilities include trade and other payables, loans and borrowings including bank overdrafts and derivative financial instruments, including warrant liabilities.

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

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities designated upon initial recognition as at fair value through profit or loss. Financial liabilities are classified as held for trading if they are incurred for the purpose of repurchasing in the near term. This category also includes derivative financial instruments entered into by the Group that are not designated as hedging instruments in hedge relationships as defined by IFRS 9. Separated embedded derivatives are also classified as held for trading unless they are designated as effective hedging instruments. Gains or losses on liabilities held for trading are recognized in the statement of profit or loss. Financial liabilities designated upon initial recognition at fair value through profit or loss are designated at the initial date of recognition, and only if the criteria in IFRS 9 are satisfied.

Warrant liabilities

Warrants are classified as equity to the extent that they confer the right to purchase a fixed number of shares for a fixed exercise price. In the event that the exercise price or the numbers of shares to be issued are not deemed to be fixed, the warrants are classified as a non-current derivative financial liability. Since the exercise price of the warrants is determined in US dollars which is different from the Company’s functional currency, warrants are classified as liabilities. This liability is initially recognized at its fair value on the date the contract is entered into and subsequently accounted for at fair value through profit and loss (FVTPL) at each reporting date. As the warrants are classified as financial liabilities at FVTPL, the transaction costs are expensed in the consolidated statements of comprehensive loss.

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

Notes to the consolidated financial statements as of December 31, 2022 and 2021 and for the three years ended December 31, 2022, 2021 and 2020

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

6.1Judgments

Development costs

Development costs are recognized in accordance with the accounting policy for certain internally generated assets. The Group’s research and development activities mainly relate to development of biomarkers, AI capabilities and Medical Reporting automatization and IT driven solutions. With respect to biomarkers, the development stage is usually considered to be achieved when the target validation process is completed and commercialization is probable. With respect to AI capabilities and Medical Reporting automatization and IT driven solutions, the development stage is considered to be achieved upon the completion of the Group’s internal validation test. Before such date, any development costs are recognized in profit or loss and may not be subsequently capitalized. As of December 31, 2022, the carrying amount of capitalized development costs was EUR 6,972k (2021: EUR 7,941k). This amount includes investments in the development of biomarkers, AI capabilities and Medical Reporting automatization and IT driven solutions (the new ERP).

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

The assessment of the correlation between historical observed default rates, forecasted economic conditions and ECLs is a significant estimate. The amount of ECLs is sensitive to changes in circumstances and of forecasted economic conditions. The Group's historical credit loss experience and forecast of economic conditions may also not be representative of customer's actual default in the future. The information about the ECLs on the Group's trade receivables and contract assets is disclosed in Note 22.

Deferred tax asset on loss carryforwards

The tax losses carried forward do not expire. In the light of the Company’s loss history, the recognition of deferred taxes for tax losses carried forward and deductible temporary differences is limited to the future reversal of existing taxable temporary differences.

Notes to the consolidated financial statements as of December 31, 2022 and 2021 and for the three years ended December 31, 2022, 2021 and 2020

Fair value measurement of financial instruments

When the fair values of financial assets and liabilities recorded in the statement of financial position cannot be measured based on quoted prices in active markets, their fair values are measured using valuation techniques including the discounted cash flow model and option pricing models. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgement is required in establishing fair values. For the valuation of the loan hosting a multiple embedded option the Group used the Leveraged Loan Index spread for BBB companies and for C companies as boundary conditions. See Note 22.1 for further details.

Revenue implicit concession

The Group has a diagnostics customer in the Middle Eastern region with a history of significant payment delays. This history has resulted in the recognition of significant subsequent impairment losses by applying the expected credit loss method as the collection of the contractual consideration was historically considered probable upon recognition of revenue. In 2021, based on the developments in its collection experience, additional negotiations with the customer, and past experiences, the Group considered it necessary to reassess its judgments related to the recognition of revenue from contracts with this customer.

The Group’s management concluded, based on the facts and circumstances and management’s expectations regarding this customer, that this uncertainty in the amount of the contract consideration it expects to collect, and the likelihood of accepting a lower amount or changing payment terms represents an “implicit price concession” such that the contract consideration is variable.

Therefore, the Group’s management estimates the amount of the contractual consideration it expects to ultimately collect and for which it is highly probable that related revenue recognized would not be subject to significant future reversals when such uncertainty is resolved. The Group’s management estimates the implicit price concessions by applying an estimated rate of 2% (2021: 18% based primarily upon past collection history).

Despite the uncertainties related to the amount expected to be collected from the customer, based on experience and the facts and circumstances related to the customer, the Group considers it probable that it will collect 98% (2021: 82%) of the amount of estimated variable transaction price due to newly agreed payment plans established with the customer. Therefore, the Group records the difference between the billed amount and the amount estimated to be collectible as a reduction to revenue. At the end of each reporting period, and if necessary upon receipt of new information, the Group may revise the amount of the variable consideration included in the transaction price. The Group has applied this accounting policy and accounting estimate to arrangements with this customer prospectively with effect from the third quarter of 2021.

6.2 Assumptions and estimation uncertainties

Information concerning assumptions and estimation uncertainty that have a significant risk of causing a material adjustment to the fiscal year ended on December 31, 2022 are presented in the following disclosures. The Group based its assumptions and estimates on parameters available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising that are beyond the control of the Group. Such changes are reflected in the assumptions when they occur.

Share-based payments

Estimating fair value for share-based payment transactions requires a determination of the most appropriate valuation model, which depends on the terms and conditions of the grant. For the measurement of the fair value of equity-settled transactions at the grant date (including those issued to replace the cash-settled transactions), the Group uses the Monte Carlo simulation model. The fair value at grant date of equity-settled transactions is not updated at the end of each reporting period.

Notes to the consolidated financial statements as of December 31, 2022 and 2021 and for the three years ended December 31, 2022, 2021 and 2020

Valuation of Share Options

The Black-Scholes option pricing model requires the input of subjective assumptions, including assumptions about the expected life of share-based awards and share price volatility. The Monte Carlo simulation model utilizes multiple input variables to estimate the probability that market conditions will be achieved. As a company listed on the Nasdaq stock exchange in 2019, the Group’s share price only has limited sufficient historical information to be used as a reference, and therefore subjective inputs were included when estimating the fair value of our common shares to be used in both option pricing models.

In addition, our management used different key assumptions in the models to calculate the fair value. The assumptions and models used for estimating fair value for share-based payment transactions are disclosed in Note 21.

The Group intends to continue to consistently apply this methodology using the same comparable companies until a sufficient amount of historical information regarding the volatility of our own share price as a public company becomes available.

Going Concern

In assessing whether the going concern assumption is appropriate and whether there are material uncertainties that may cast significant doubt about our ability to continue as a going concern, management must estimate future cash flows for a period of at least twelve-months following the end of the reporting period by considering relevant available information about the future. Management has considered a wide range of factors relating to expected cash inflows which are subject to uncertainty, including the forecasted revenue from the Diagnostics and Pharmaceutical segments, as well as whether we will enter into any new significant pharmaceutical partnerships, and potential sources of convertible debt and equity financing available to us. Management has also estimated expected cash outflows such as operating and capital expenditures and debt repayment schedules, including the ability to delay uncommitted expenditures, and implementation of certain planned cost saving measures. Estimated future cash flows are derived from cash inflows from projected revenues less projected cash costs and are based on the approved budget adjusted for any earnings that have come from the year-to-date performance. Estimated future cash flows have been prepared based on assumptions such as revenue growth rates by segment, savings from planned cost measures and additional funding provided through various means of capital raising and working capital strategies.

7 Segment information and revenue from contracts with customers

7.1 Segment information

For management purposes, the Group is organized into business units based on its products and services. In line with the management approach, the operating segments were identified on the basis of the Group’s internal reporting and how the chief operating decision maker (“CODM”) assesses the performance of the business. On this basis, the Group has the following two operating segments, which also represent the Group’s reportable segments:

●	Pharmaceutical segment: This segment provides a variety of solutions to our pharmaceutical partners, including target and drug screening, clinical development, market access and expansion, as well as CENTOGENE Biodatabank Licenses and Insight Reports; and
●	Diagnostic segment: This segment provides genetic sequencing and diagnostics services to our clients, who are typically physicians, laboratories or hospitals, either directly or through distributors.

In 2021, the Group decided to end its COVID-19 business activities in Q1 2022. The Group assessed that ending the activities of this operating segment would qualify as a discontinued operation. Therefore, the profit or loss related to the COVID-19 business is presented in a separate line item of the profit and loss section of the consolidated statements of comprehensive loss for the years ended December 31, 2022, 2021, and 2020 (see Note 9 – Discontinued Operations).

Notes to the consolidated financial statements as of December 31, 2022 and 2021 and for the three years ended December 31, 2022, 2021 and 2020

The management board is the CODM and monitors the operating results of the segments separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on segment results and is measured with reference to the Adjusted EBITDA. Adjusted EBITDA is a financial measure which is not prescribed by IFRS, which the Group defines as income/loss before finance costs (net), taxes, and depreciation and amortization (including impairments), adjusted to exclude corporate expenses, one-off costs, as well as share-based payment expenses.

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

	2022
in EUR k	Pharmaceutical	Diagnostics	Corporate	Total
Total Revenues from contracts with external customers	16,115	31,358	—	47,473

Adjusted EBITDA	6,802	6,438	(41,097)	(27,857)

Capital Expenditures
Additions to property, plant and equipment and right-of-use assets	1,244	910	1,225	3,379
Additions to intangible assets	162	14	1,551	1,727

Other segment information
Depreciation and amortization (including impairments)	801	1,790	6,340	8,932
Research and development expenses	—	—	17,488	17,488

	2021
in EUR k	Pharmaceutical	Diagnostics*	Corporate	Total
Total Revenues from contracts with external customers	15,641	26,593	—	42,234

Adjusted EBITDA	4,785	3,030	(45,939)	(38,124)

Capital Expenditures
Additions to property, plant and equipment and right-of-use assets	690	261	936	1,887
Additions to intangible assets	2,401	—	386	2,787

Other segment information
Depreciation and amortization (including impairments)	2,076	2,539	5,849	10,464
Research and development expenses	—	—	19,297	19,297

	2020
in EUR k	Pharmaceutical	Diagnostics*	Corporate	Total
Total Revenues from contracts with external customers	16,951	21,502	—	38,453

Adjusted EBITDA	6,194	(2,912)	(42,335)	(39,053)

Capital Expenditures
Additions to property, plant and equipment and right-of-use assets	333	602	2,682	3,617
Additions to intangible assets	3,183	—	1,802	4,985

Other segment information
Depreciation and amortization	6,769	2,289	4,670	13,728
Research and development expenses	—	—	14,935	14,935

* Total Revenues from contracts with external customers have been restated for the years ended December 21, 2021 and 2020. Refer to Note 2.4.

Notes to the consolidated financial statements as of December 31, 2022 and 2021 and for the three years ended December 31, 2022, 2021 and 2020

Adjustments

Adjustments to income/ loss include non-cash charges in relation to depreciation, amortization (including impairments), one-off costs, share-based payments as well as net financial costs and income taxes. Certain costs, and related income, are not allocated to the reporting segment results and represent the residual operating activities of the Group reported as ‘Corporate’. These costs include general financing costs and corporate overheads related to, centralized functions such as communications, information technology, facilities, legal, finance and accounting, insurance (D&O), human resources, business development and strategic initiatives, certain professional and consulting services, procurement, research and development and other supporting activities.

Corporate expenses contain the costs incurred for the process of obtaining the equity and debt financing amounted to EUR 2,161 (2021: nil; 2020: nil) which were not directly attributable to the Oxford Loan or issuance of shares. Corporate expenses also include expenses incurred in relation to capital raising activities in 2022. For the year ended December 31, 2022, were incurred expenses for EUR 450k for the securities purchase agreement (2021: nil; 2020 July Offering: EUR 278k).

Reconciliation of segment Adjusted EBITDA to Group loss for the period

in EUR k	2022	2021*	2020*
Reportable segment Adjusted EBITDA	13,240	7,815	3,282
Corporate expenses	(41,097)	(45,939)	(42,335)
	(27,857)	(38,124)	(39,053)
Share‑based payment expenses (Note 21)	16	(8,035)	(5,658)
Depreciation and amortization (including impairments)	(8,932)	(10,464)	(13,728)
Operating loss	(36,773)	(56,623)	(58,439)
Financial costs, net	(1,823)	(799)	(1,375)
Income taxes	(107)	70	(223)
Loss for the year	(38,703)	(57,352)	(60,038)

*Reportable segment Adjusted EBITDA has been restated for the years ended December 31, 2021, and 2020. Refer to Note 2.4.

Non-current asset locations

Non-current assets of the Group consist of right-of-use assets (under IFRS 16), property, plant and equipment, as well as intangible assets. All of such assets are located in Germany, which is the country of the business address of the Centogene GmbH, except for property, plant and equipment of EUR 76k (2021: EUR 147k; 2020: EUR 516k) and right-of-use assets for nil EUR as of December 31, 2022 (2021: EUR 137k; 2020: EUR 411k), which are located in the United States.

Notes to the consolidated financial statements as of December 31, 2022 and 2021 and for the three years ended December 31, 2022, 2021 and 2020

7.2 Revenue from contracts with customers

in EUR k	2022
	Pharmaceutical	Diagnostics	Total
Rendering of services	15,420	31,358	46,778
Sales of goods	695	—	695
Total Revenues from contracts with external customers	16,115	31,358	47,473

Recognized over time	15,420	31,358	46,778
Recognized at a point in time	695	—	695
Total Revenues from contracts with external customers	16,115	31,358	47,473

Geographical information
Europe	361	5,927	6,288
—Germany*	—	307	307
—Netherlands**	—	7	7
Middle East	352	19,550	19,902
—Saudi Arabia#	—	12,412	12,412
North America	15,346	1,245	16,591
—United States#	15,346	1,179	16,525
Latin America	56	3,851	3,907
Asia Pacific	—	786	786
Total	16,115	31,358	47,473

in EUR k	2021 (Restated)
	Pharmaceutical	Diagnostics ⁽ⁱ⁾	Total
Rendering of services	14,879	26,593	41,472
Sales of goods	762	—	762
Total Revenues from contracts with external customers	15,641	26,593	42,234

Recognized over time	14,879	26,593	41,472
Recognized at a point in time	762	—	762
Total Revenues from contracts with external customers	15,641	26,593	42,234

Geographical information
Europe	490	5,425	5,915
—Germany*	—	211	211
—Netherlands**	—	6	6
Middle East	117	16,315	16,432
—Saudi Arabia#	—	9,865	9,865
North America	14,940	1,643	16,583
—United States#	14,940	1,456	16,396
Latin America	94	2,499	2,593
Asia Pacific	—	711	711
Total	15,641	26,593	42,234

Notes to the consolidated financial statements as of December 31, 2022 and 2021 and for the three years ended December 31, 2022, 2021 and 2020

in EUR k	2020 (Restated)
	Pharmaceutical	Diagnostics ⁽ⁱ⁾	Total
Rendering of services	15,947	21,502	37,449
Sales of goods	1,004	—	1,004
Total Revenues from contracts with external customers	16,951	21,502	38,453

Recognized over time	15,947	21,502	37,449
Recognized at a point in time	1,004	—	1,004
Total Revenues from contracts with external customers	16,951	21,502	38,453

Geographical information
Europe	149	5,605	5,754
—Germany*	—	186	186
—Netherlands**	—	3	3
Middle East	56	12,568	12,624
—Saudi Arabia#	56	7,696	7,752
North America	16,711	970	17,681
—United States#	16,711	764	17,475
Latin America	35	1,851	1,886
Asia Pacific	—	508	508
Total	16,951	21,502	38,453

*  country of the incorporation of Centogene GmbH

** country of the incorporation of Centogene N.V.

#    countries contributing more than 10% of the Group's total consolidated revenues for the respective year ended December 31, 2022, 2021 or 2020

⁽ⁱ⁾ Total Revenues from contracts with external customers have been restated for the years ended December 21, 2021, and 2020. Refer to Note 2.4.

The Group collaborated with the majority of our pharmaceutical partners on a worldwide basis in 2022, 2021 and 2020. In addition, in cases where our pharmaceutical partners are developing a new rare disease treatment, it is generally anticipated that the final approved treatment will be made available globally. As a result, we allocate the revenues of our Pharmaceutical segment by geographical region by reference to the location where each pharmaceutical partner mainly operates, which is based on the region from which most of their revenues are generated. The allocation of revenues in our Diagnostic segment is based on the location of each customer.

Pharmaceutical segment

During the year ended December 31, 2022, revenues from one pharmaceutical partner represented 15.5% of the Group’s total revenues (2021: 24.8%; 2020: 8.6%). As of December 31, 2022, the amount of revenues recognized that were included in the contract liability balance at the beginning of the period is EUR 1,951k (2021: EUR 3,201k; 2020: EUR 3,088k).

During the year ended December 31, 2022, we entered into collaboration agreements with certain pharmaceutical partners, of which upfront fees of approximately EUR€ 566k were received in relation to setup fees which will be recognized as revenue over the period of the partnership collaboration. During the year ended December 31, 2021, Centogene entered into several collaborations with pharmaceutical partners, of which upfront fees totaling EUR 455k were received. No such payments were received or revenues recognized for the year ended December 31, 2020.

Notes to the consolidated financial statements as of December 31, 2022 and 2021 and for the three years ended December 31, 2022, 2021 and 2020

Diagnostics segment

During the year ended December 31, 2022, revenues from Diagnostic segment represented 66% of the Group’s total revenues (2021: 63%; 2020: 56%). Revenues from the major diagnostic partner represented 17.0% of the Group’s total revenues.

Contract balances

in EUR k	Dec 31, 2022	Dec 31, 2021	Jan 1, 2021
		(Restated)	(Restated)
Trade receivables (note 16)	13,637	21,065	25,656
Contract assets (note 16)	2,911	2,397	3,332
Contract liabilities (note 20.2)	651	4,842	4,479

The contract assets primarily relate to the Group’s rights to consider for work completed but not billed at the reporting date on the tests for the Diagnostic segment, with the satisfaction of the respective performance obligation measured by reference to stages in a standardized process. The contract assets also include work performed for pharmaceutical partners which are based on milestone fees. In 2022, EUR 10k (2021: EUR 483k; 2020: EUR 356k) was recognized as provision for expected credit losses on contract assets (see Note 22). The contract assets are transferred to receivables when the rights become unconditional. This usually occurs when the Group issues an invoice to the customer.

The contract liabilities as of December 31, 2022, amount to EUR 651k (2021: EUR 2,506k; 2020: EUR 2,516k) which relate to the advance consideration, including various contracts with performance obligations, received from pharmaceutical partners for which revenue is recognized over time, and consideration from sales of CentoCard filter cards which have not yet been delivered.

8 Other income and expenses

8.1Other operating income

in EUR k	2022	2021	2020
		(Restated)	(Restated)
Government grants	1,958	2,263	2,152
Gain on disposal of property, plant and equipment	53	18	2
VAT refund from tax authorities	970	—	—
Others	793	613	238
Total other operating income	3,774	2,894	2,392

Government grants contain performance-based grants to subsidize research, development and innovation in the state of Mecklenburg-Western Pomerania from funds granted by the European Regional Development Fund. Furthermore, government grants contain the release of deferred income from investment related grants. VAT refund from tax authorities consist of the amounts received for 2020, 2021 and 2022 financial years as a result of a change made to the VAT tax declarations of Centogene GmbH in agreement with the tax administration in Germany. Refer to Note 27 for further details.

8.2Other operating expenses

in EUR k	2022	2021	2020

Currency losses	741	86	10
Other	—	—	172
Total other operating expenses	741	86	182

Notes to the consolidated financial statements as of December 31, 2022 and 2021 and for the three years ended December 31, 2022, 2021 and 2020

8.3Financial costs, net

in EUR k	2022	2021	2020
Interest expenses from loans	(2,934)	(218)	(154)
Changes in FV of warrants	2,574	—	—
Changes in FV of floor	(376)	—	—
Changes in FV of prepayment option	510	—	—
Currency losses	(963)	—	(362)
Unwinding of the discount on lease liabilities	(637)	(584)	(865)
Interest income from loans and receivables	3	3	6
Total	(1,823)	(799)	(1,375)

On January 31, 2022, the Company entered into the Loan Agreement with Oxford Finance LLC and the interest expenses recognized for it during 2022 were EUR 2,806k (2021: EUR nil; 2020: EUR nil). Related to the Oxford Loan, the Company also recognized EUR 963k (2021: EUR nil; 2020: EUR nil) of currency losses for the effects of the foreign exchange, EUR 510k (2021: EUR nil; 2020: EUR nil) as positive impact of the changes in the fair value of the prepayment option, and EUR 376k (2021: EUR nil; 2020: EUR nil) as negative impact of the changes in the fair value of the floor. Finally, “Changes in fair value of warrants” includes the effects of the change in the fair value of the warrants related to the securities purchase agreement and a warrant agreement signed on January 31, 2022 (see Note 22).

8.4Employee benefits expense

in EUR k	2022*	2021*	2020*
Wages and salaries	29,690	32,655	28,008
Social security contributions	4,415	4,588	3,714
Share‑based payments	(1,461)	5,471	3,486
Termination benefits	319	1,158	569
Total	32,963	43,872	35,777

*The comparative numbers have been re-presented as a result of discontinued operations. Refer to Note 9 – Discontinued Operations.

Social security contributions include contributions to state pension scheme of EUR 1,790k (2021: EUR 2,706k; 2020: EUR 1,851k) as defined contribution plan expenses. Additionally, the Company recognized compensation expense of EUR 1,631k (2021: EUR 3,252k; 2020: EUR 2,775k) for remuneration of supervisory board members, including share-based payments. Due to the departure of the former CEO Andrin Oswald, the former CFO René Just and former CIO Volkmar Weckesser in 2022, the share-based payment expenses include reversals of in previous periods recognized expenses based on cancelations and forfeiture of EUR 3,104k. (See “Note 21 Share-based Payments” of our consolidated financial statements as of and for the year ended December 31, 2022.)

9 Discontinued Operations

At the end of the third quarter of 2021, management updated its long-term outlook for the COVID-19 testing business, which led to management’s decision to initiate a wind down process in which lease contracts at unprofitable COVID-19 testing sites would not be renewed. Similarly, COVID-19 related inventory levels were significantly ramped down to align with the needs of the remaining test sites and laboratories.

As of March 31, 2022, operations at all COVID-19 testing sites have ceased. The Company has no intentions of renewing any of the COVID-19 testing site leases and has abandoned the COVID-19 business line. Consequently, the Company is reporting its COVID-19 segment as a discontinued operation.

All COVID-19 related property, plant and equipment have been fully depreciated as of March 31, 2022. In addition, all COVID-19 related accounts receivable and accounts payable are included in the balance sheet as of March 31, 2022 whilst all COVID-19 related inventory have been written down to zero.

Notes to the consolidated financial statements as of December 31, 2022 and 2021 and for the three years ended December 31, 2022, 2021 and 2020

As detailed in Note 2.1, with the discontinuation of the COVID-19 business, the Group signed the Separation Agreement to terminate the collaboration agreement signed with Dr. Bauer GmbH, effective as of April 2, 2022. The Group deconsolidated Dr. Bauer GmbH from its financial statements as of this date and disclosed the impact of the deconsolidation under discontinued operations. With the Separation Agreement, Centogene ensures that any COVID-19 business related future obligations that might arise from the past activities of Dr. Bauer GmbH will be paid by Centogene in exchange for the EUR 1,640k termination fee which has been recognized under Net income from discontinued operations, net of tax for the year ended December 31, 2022. In addition, the Group recognized provision expenses under Net income from discontinued operations, net of tax in the total amount of EUR 832k to be paid to Dr. Bauer GmbH for the year ended December 31, 2022. Of this provision, EUR 200k, EUR 117k and EUR 515k have been recognized for refunds for unclaimed COVID-19 test vouchers, taxes and other provisions, respectively.

The impact of the Separation Agreement on net income for the period is EUR 1,640k, which is fully recognized under discontinued operations.

Additionally, EUR 57k and EUR 127k of unadjusted differences identified in trade receivables and revenue as of and for the years ended December 31, 2021 and 2020, respectively, are related to the COVID-19 business and corrected in discontinued operations. (Refer to Note 2.4).

Discontinued operations are presented separately from continuing operations in the consolidated statements of comprehensive loss and consolidated statements of cash flows.

	2022	2021	2020
in EUR k
Results of discontinued operations
Revenue	19,455	146,334	89,218
Cost of sales	15,120	131,713	48,151
Gross profit	4,335	14,621	41,067
General administrative expenses	503	3,259	2,495
Selling expenses	7	534	446
Other operating income	3,096	373	3
Other operating expenses
Operating income	6,921	11,201	38,129
Financial costs, net	46	49	19
Income before taxes	6,875	11,152	38,110
Income tax expense	13	46	58
Income for the period	6,862	11,106	38,052
Total comprehensive income, attributable to equity holders of the parent	6,862	11,106	38,052
Net income per share - Basic and diluted (in EUR)	0.26	0.49	1.82

10 Income taxes

Taxes recognized through profit or loss:

in EUR k	2022	2021*	2020*
Current tax expenses	(152)	(72)	(16)
Current year	(144)	(56)	—
Adjustments for prior periods	(8)	(16)	(16)
Deferred tax (expense)/income	45	142	(208)
Temporary differences	45	142	(182)
Tax losses	—	—	(26)
Total income tax (expenses)/benefit	(107)	70	(224)

*The comparative numbers have been re-presented as a result of the discontinued operations. Refer to Note 9 – Discontinued Operations.

Notes to the consolidated financial statements as of December 31, 2022 and 2021 and for the three years ended December 31, 2022, 2021 and 2020

No income taxes were recognized directly in other comprehensive income for the years ended December 31, 2022, 2021 and 2020.

A reconciliation of the effective tax rate to the Group’s statutory rate of 32.1% for the year ended December 31, 2022, and 32.1%for the years ended December, 31, 2021 and December, 31, 2020, respectively are presented in the table below.

in EUR k	2022	2021*	2020*
Loss before tax	(38,596)	(57,532)	(59,552)
Taxes on the basis of the Company’s domestic tax rate	12,390	14,642	6,627
Tax rate effect of foreign tax jurisdictions	78	882	65
Non‑deductible expenses	(125)	(3,030)	(903)
Current year losses for which no deferred tax assets were recognized	(12,472)	(12,211)	(5,792)
Tax income related to prior years	(37)	(17)	(137)
Other effects	59	(196)	(84)
Income tax (expenses)/ benefit	(107)	70	(224)

*The comparative numbers have been re-presented as a result of the discontinued operations. Refer to Note 9 – Discontinued Operations.

The domestic tax rate of 32.1% is composed of the corporate income tax rate of 15%, the solidarity surcharge of 5.5% of this corporate income tax, as well as trade tax of 16.3%. The tax rate effects from foreign tax jurisdictions are primarily attributable to the tax-exempt profit of a foreign Group subsidiaries.

Tax losses carryforwards for which no deferred tax assets were recognized amount to EUR 133,512k in Germany (2021: EUR 85,639k; 2020: EUR 64,464k) and to EUR 2,348k in other countries (2021: EUR 1,083k; 2020: EUR 1,002k). Deductible temporary differences, for which no deferred tax asset is recognized, amount to EUR 2,310k.

Tax losses carried forward in Germany do not expire. Foreign tax losses carried forward may be restricted. In the light of the Group’s loss history, the recognition of deferred taxes for tax losses carried forward and deductible temporary differences was limited to the future reversal of existing taxable temporary differences.

For temporary differences associated with investments in the amount of EUR 7,106k (2021: EUR 5,656k; 2020: EUR 4,313k), no deferred tax liability has been recognized because the Company is able to control the timing of the reversal and it is probable that the difference will not reverse in the foreseeable future.

The below table shows a breakdown of deferred taxes in the Group’s statement of financial position.

	December 31, 2022		December 31, 2021		December 31, 2020
	Deferred	Deferred	Deferred	Deferred	Deferred	Deferred
in EUR k	tax assets	tax liabilities	tax assets	tax liabilities	tax assets	tax liabilities
Intangible assets	—	(2,184)	—	(2,439)	—	(2,934)
Property, plant and equipment	—	(21)	—	(14)	—	(133)
Right-of-use assets	—	(4,186)	—	(4,617)	—	(5,029)
Measurement of service contracts	—	(35)	—	(42)	—	(145)
Leasing liabilities	4,168	—	4,563	—	4,865	—
Government grants	1,679	—	1,693	—	1,903	—
Unused tax losses	544	—	777	—	1,266	—
Sum	6,391	(6,426)	7,033	(7,112)	8,034	(8,241)
Offset	(6,391)	6,391	(7,033)	7,033	(8,034)	8,034
Deferred Taxes	—	(35)	—	(79)	—	(207)

Notes to the consolidated financial statements as of December 31, 2022 and 2021 and for the three years ended December 31, 2022, 2021 and 2020

11 Loss Per Share

Basic loss per share is calculated by dividing loss for the period attributable to equity holders of the Group by the weighted average number of shares outstanding during the same period. The weighted average number of outstanding shares for the year ended December 31, 2022 was 26,811,357 (2021: 22,437,301; 2020: 20,909,673).

For the periods included in these financial statements, the impact of outstanding share options and warrants are not included in the diluted loss per share calculation as the Company was loss-making in all periods. Due to the anti-dilutive nature of the outstanding share options and warrants, basic and diluted loss per share is equal. The warrants are exercisable for the purchase of up to an aggregate of 1,343,727 additional common shares as of December 31, 2022 (2021: nil, 2020: nil)

Assets

12 Intangible assets

Reconciliation of carrying amounts

	Internally
	generated	Internally	Purchased rights,
	/acquired	developed	licenses,
in EUR k	biomarkers	databases	software	Total
Cost
As of Jan 1, 2020	12,022	6,502	3,010	21,534
Additions	1,900	2,717	2,040	6,657
Deconsolidation	—	—	(151)	(151)
As of Dec 31, 2020	13,922	9,219	4,899	28,040
Additions	749	1,652	386	2,787
Reclassification	(297)	297	—	—
As of Dec 31, 2021	14,374	11,168	5,285	30,827
Additions	162	1,515	50	1,727
As of Dec 31, 2022	14,536	12,683	5,335	32,554

Accumulated amortization and impairment
As of Jan 1, 2020	3,831	1,770	1,788	7,389
Amortization and impairment	6,917	943	508	8,368
Deconsolidation	—	—	(124)	(124)
As of Dec 31, 2020	10,748	2,713	2,172	15,633
Amortization and impairment	2,149	1,991	1,860	6,000
Reclassification	(68)	68	—	—
As of Dec 31, 2021	12,829	4,772	4,032	21,633
Amortization and impairment	801	1,845	875	3,521
As of Dec 31, 2022	13,630	6,617	4,907	25,154

Carrying amounts
As of Dec 31, 2020	3,174	6,506	2,727	12,407
As of Dec 31, 2021	1,545	6,396	1,253	9,194
As of Dec 31, 2022	906	6,066	428	7,400

Development costs and amortization

Internally generated intangible assets include capitalized development costs for biomarkers and IT driven solutions such as the new ERP system (see notes 5 and 6 regarding measurement). The asset category “Internally developed databases” contains the Centometabolome, an Artificial Intelligence module created to accelerate biomarker developments. The carrying amount of this asset

Notes to the consolidated financial statements as of December 31, 2022 and 2021 and for the three years ended December 31, 2022, 2021 and 2020

as of December 31, 2022, is EUR 2,181k (2021: EUR 2,540k; 2020: EUR 1,099k), and the remaining useful life as of December 31, 2022 is six years.

The amortization of patents, trademarks and development costs. is expensed and recorded under “cost of sales” to the extent the related intangible assets are used in generating revenue and recorded in research and development expenses to the extent the related intangible assets are used for R&D purposes.

As of December 31, 2022, certain identified biomarkers and internally developed databases were impaired because the probable future economic benefits related to these assets were not sufficient to cover the carrying value of each asset. The impairment

Notes to the consolidated financial statements as of December 31, 2022 and 2021 and for the three years ended December 31, 2022, 2021 and 2020

is expensed under cost of sales and included in amortization and impairment expense in the Pharmaceutical segment. The amount of the impairment expenses recognized as of December 31, 2022, is EUR 158k (2021: EUR 1,067k; 2020: EUR 4,700k).

13 Property, plant and equipment

Please refer to the following table for the development from January 1, 2021 to December 31, 2022:

			Other
			equipment,
			furniture
in EUR k	Buildings	Plant	and fixtures ⁽ⁱ⁾	Total

As of Jan 1, 2020	3,254	9,730	4,712	17,696
Additions	105	1,295	8,490	9,890
Disposal*	—	—	(612)	(612)
Transfers from right-of-use assets***	—	3,099	—	3,099
As of Dec 31, 2020	3,359	14,124	12,590	30,073
Additions	5	144	2,766	2,915
Disposal*	—	(379)	(718)	(1,097)
Transfers from right-of-use assets***	—	1,165	—	1,165
As of Dec 31, 2021	3,364	15,054	14,638	33,056
Additions	—	24	504	528
Disposal**	—	(66)	(3,021)	(3,087)
Currency translation differences	3	11	20	34
Transfers from right-of-use assets***	—	2,628	—	2,628
As of Dec 31, 2022	3,367	17,651	12,141	33,159

Accumulated depreciation and impairment
As of Jan 1, 2020	392	6,155	2,773	9,320
Depreciation	194	993	1,913	3,100
Disposal*	—	—	(44)	(44)
Transfers from right-of-use assets***	—	1,107	—	1,107
As of Dec 31, 2020	586	8,255	4,642	13,483
Depreciation (Restated, see Note 2.4)	315	3,268	6,407	9,990
Disposal*	—	(157)	(217)	(374)
Transfers from right-of-use assets***	—	493	—	493
As of Dec 31, 2021	901	11,859	10,832	23,592
Depreciation	241	1,568	2,166	3,975
Disposal**	—	(67)	(2,918)	(2,985)
Currency translation differences	2	12	26	40
Transfers from right-of-use assets***	—	1,729	—	1,729
As of Dec 31, 2022	1,144	15,101	10,106	26,351

Carrying amounts
As of Dec 31, 2020	2,773	5,869	7,948	16,590
As of Dec 31, 2021	2,463	3,195	3,806	9,464
As of Dec 31, 2022	2,223	2,550	2,035	6,808

* The disposal relates to the sale of a CentoTruck as part of a contract with a COVID-19 customer.

** The disposal relates to various obsolete plant and machinery equipment mainly in relation to the ramp down of the COVID-19 business segment.

*** The transfers from right-of-use assets represents assets purchased at the end of the lease.

⁽ⁱ⁾ Property, plant and equipment has been restated as of December 31, 2021. Refer to Note 2.4.

Notes to the consolidated financial statements as of December 31, 2022 and 2021 and for the three years ended December 31, 2022, 2021 and 2020

At the end of the third quarter of 2021, management updated its long-term outlook for the COVID-19 testing business, which led to management’s decision to discontinue the COVID-19 business (see note 9). As part of the wind down, estimated useful lives of all COVID-19 related tangible assets were accelerated. As of March 31, 2022, there were no operations and no active leases on any of the testing sites. In addition, all COVID-19 related tangible assets have been fully depreciated.

14 Right-of-use assets

The Group has lease contracts for land and buildings and offices in Germany and the United States, as well as various items of plant, machinery, motor vehicles and other equipment used in its operations. Leases for land and buildings is related to the sale and leaseback transaction of the Rostock headquarters building and the office in Berlin, both with a lease term of 12 years. Leases of plant and machinery and other equipment generally have lease terms between 2 and 4 years, while motor vehicles generally have lease terms of 3 years. The Group’s obligations under its leases are secured by the lessor’s title to the leased assets. Generally, the Group is restricted from subleasing the leased assets. In addition, a bank guarantee of EUR 3,257k (which is secured by cash deposit of EUR 2,768k) is required to be maintained for the leases of Rostock headquarters building and Berlin offices until the expiry or termination of the leases. Leases of certain plant and machineries were also secured with rental deposits of EUR 51k.

The lease contract of Rostock headquarters building includes extension options. These options are negotiated by management to provide flexibility in managing the leased-asset portfolio and align with the Group’s business needs. The lease of Rostock headquarters building allows the Group to extend the rental contract twice, each for a period of 6 years, after the expiration of agreement in September 2031 with rental payments of approximately EUR 1.5 million per annum. Such extension option was not included in the right-of-use assets and lease liabilities, as it is not reasonably certain that such extension option will be exercised.

The Group also has certain leases of motor vehicles and premises with lease terms of 12 months or less and leases of office equipment with low value. The Group applies the ‘short-term lease’ and ‘lease of low-value assets’ recognition exemptions for these leases.

Set out below are the carrying amounts of right-of-use assets and movements during the period:

			Plant and	Other	Motor
In EUR k	Buildings*	Offices	equipment	equipment	Vehicles	Total

As of Jan 1, 2020	13,126	4,407	6,989	390	20	24,932
Additions	—	426	1,265	1,112	37	2,840
Transfers to property, plant & equipment**	—	—	(1,992)	—	—	(1,992)
Depreciation expenses	(1,121)	(657)	(1,675)	(187)	(20)	(3,660)
As of December 31, 2020	12,005	4,176	4,587	1,315	37	22,120
Additions	—	133	1,121	179	19	1,452
Transfers to property, plant & equipment**	—	—	(672)	—	—	(672)
Depreciation expenses	(1,121)	(970)	(1,745)	(138)	(22)	(3,996)
As of December 31, 2021	10,884	3,339	3,291	1,356	34	18,904
Additions	—	112	95	—	21	228
Transfers to property, plant & equipment**	—	—	(772)	(127)	—	(899)
Depreciation expenses	(1,124)	(529)	(1,081)	(127)	(22)	(2,882)
As of December 31, 2022	9,760	2,922	1,533	1,102	33	15,351

*   As the lease of land and buildings are made through one contract, all the related right-of-use assets are allocated to Buildings.

** Transfers of leased assets to PP&E (Note 13) represents purchased assets at the end of lease term.

Notes to the consolidated financial statements as of December 31, 2022 and 2021 and for the three years ended December 31, 2022, 2021 and 2020

Set out below are the carrying amounts of lease liabilities and the movements during the period:

in EUR k	2022	2021*	2020

As of January 1	18,724	21,205	21,704
Additions	204	1,452	3,654
Interest expenses	637	584	865
Disposals	—	(273)	—
Payments	(4,129)	(4,244)	(5,018)
As of December 31	15,436	18,724	21,205

Current	2,311	3,330	3,528
Non-current	13,125	15,394	17,677

*Lease liabilities have been restated as of December 31, 2021. Refer to Note 2.4.

The maturity analysis of lease liabilities is disclosed in Note 22.

The following are the amounts recognized in profit or loss:

in EUR k	2022	2021	2020
Depreciation expense of right-of-use assets	2,882	3,996	3,660
Interest expenses on lease liabilities	637	584	865
Rent expenses—short-term leases	770	7,175	1,695
Rent expense—leases of low-value assets	27	48	33
Total amounts recognized in profit or loss	4,316	11,803	6,253

The Group had total cash outflows for leases of EUR 5,111k in 2022 (2021: EUR 11,467k; 2020: EUR 6,746k). The future cash outflows relating to non-cancellable short-term leases and leases of low-value assets, are disclosed in Note 25. The future cash outflow related to residual value guarantees are disclosed in Note 22.

15 Inventories

in EUR k	Dec 31, 2022	Dec 31, 2021	Jan 1, 2021
Raw materials, consumables and supplies	1,801	3,831	11,167
Finished goods and merchandise	18	38	238
Inventories	1,819	3,869	11,405

In the year ended December 31, 2022, raw materials, consumables, and changes in inventories of finished goods recorded as expenses under “cost of sales” came to EUR 19,525k (2021: EUR 9,467k; 2020: EUR 11,061k).

16 Trade and other receivables and other assets

in EUR k	Dec 31, 2022	Dec 31, 2021	Jan 1, 2021
Non‑current
Other assets—Rental deposits	2,819	2,922	1,867
Other assets—Others	92	50	100
	2,911	2,972	1,967
Current
Trade receivables*	13,637	21,065	25,656
Contract assets*	2,911	2,397	3,332
Other assets	5,514	5,453	8,286
	22,062	28,915	37,274

Notes to the consolidated financial statements as of December 31, 2022 and 2021 and for the three years ended December 31, 2022, 2021 and 2020

Total non-current and current trade and other receivables and other assets	24,973	31,887	39,241

* Trade receivables and contract assets have been restated as of December 31, 2021, and January 1, 2021. Refer to Note 2.4.

Other non-current assets

The non-current portion of other assets mainly include cash deposit of EUR 2,550k, used to secure a bank guarantee of EUR 3,257k, relating to the leases of Rostock headquarters building, cash deposits of EUR 218k, used to secure a bank guarantee of EUR 257k, relating to the leases of Berlin office and EUR 51k for the leases of certain plant and machineries. It also includes EUR 92k for the cash deposit for the Central Procurement & Supplies Unit of Malta.

Trade receivables

Trade receivables are non-interest bearing and are generally due in 30 to 90 days. In general, portfolio-based expected credit loss allowances are recognized on trade receivables and contract assets (see note 22.2).

Other current assets

Other current assets include VAT receivables of EUR 2,039k (2021: EUR 253k; 2020: EUR 226k), prepaid expenses of EUR 2,620k (2021: EUR 3,346k; 2020: EUR 4,431k), receivables related to exercised share-based payment grants of EUR 74k (2021: EUR 116k; 2020: 1,253k). Receivables related to COVID-19 bank or credit card transactions are EUR nil in 2022 (2021: EUR 612k; 2020: 1,076k), as well as receivables from grants of EUR nil (2021: EUR nil; 2020: 442k).

17 Cash and short-term deposits

As of December 31, 2022, the Group has pledged its short-term deposits with carrying amount of EUR 443k (2021: EUR 938k; 2020: EUR 1,500k) and EUR 2,500k (2021: EUR 2,500k) respectively, to fulfil collateral requirements in respect of existing secured bank loan and overdraft facility up to EUR 2,500k. In addition, the Group has pledged its short-term deposits of EUR 1,000k (2021: EUR 1,000k) related to two other overdraft facilities worth EUR 500k each.

The restriction applying to the collateral may be terminated at any time subject to the full amount of the relevant bank loans and the overdrafts being repaid.

Equity and liabilities

18 Equity

Issued capital and capital reserve

in thousands of shares	Dec 31, 2022	Dec 31, 2021	Jan 1, 2021
Common shares as of Jan 1, fully paid	22,568	22,118	19,862
Issued shares	4,998	—	2,000
Exercise of options	30	450	256
Common shares issued as of Dec 31, fully paid	27,596	22,568	22,118

in thousands of shares	Dec 31, 2022	Dec 31, 2021	Dec 31, 2020
Authorized common shares of EUR 0.12 each	79,000	79,000	79,000

Common Shares

In July 2020, the Company completed a follow-on public offering of 3,500,000 common shares of the Company, consisting of 2,000,000 common shares offered by the Company and 1,500,000 common shares offered by selling shareholders at a price to the public of USD 14.00 per common share (i.e. EUR 12.71 per share). Aggregate offering proceeds, net of underwriting discounts, commissions and transaction costs, were EUR 22 million to the Company. On January 31, 2022, pursuant to a securities purchase

Notes to the consolidated financial statements as of December 31, 2022 and 2021 and for the three years ended December 31, 2022, 2021 and 2020

agreement signed with certain investors, the company received EUR 15.0 million as consideration for the issuance of an aggregate of 4,479,088 common shares at a price per share of USD 3.73 (EUR 3.35).

As of December 31, 2022, 27,595,835 common shares of Centogene N.V. with a nominal value of EUR 0.12 were issued and fully paid up (2021: 22,567,971; 2020: 22,117,643). As of December 31, 2022, the authorized, but unissued common share capital amounted to EUR 6,713k (2021: EUR 6,772k; 2020: EUR 6,826k).

The holders of common shares are entitled to the Company's approved dividends and other distributions as may be declared from time to time by the Company, and is entitled to vote per share on all matters to be voted at the Company's annual general meetings.

Capital reserve

As of December 31, 2022, capital reserve included a share premium of EUR 121,018k (2021: EUR 106,665k; 2020: EUR 107,498k), being amounts paid in by shareholders at the issuance of shares in excess of the par value of the shares issued, net of any transaction costs incurred for the share issuance.

On January 31, 2022, pursuant to the securities purchase agreement and a warrant agreement, each signed with certain investors, the Group received EUR 15.0 million in exchange for the issuance of an aggregate of 4,479,088 common shares at a price per share of USD 3.73 (EUR 3.35) and warrants initially exercisable for the purchase of up to an aggregate of 1,343,727 additional common shares at an initial exercise price per common share of USD 7.72. The warrants are exercisable immediately as of the date of issuance and will expire on December 31, 2026. The fair value of warrants issued as of January 31, 2022, was USD 3.2 million (EUR 2.8 million). The amount recognized in capital reserve for the issuance of shares considering EUR 110k of transaction costs, was EUR 14.3 million. EUR 2.8 million for the issuance of warrants was also charged against capital reserve reducing the EUR 14.3 million from the issuance of shares to EUR 11.5 million.

The capital reserve consists of the share premium account and amounts recorded in respect of share-based payments. For additional information on the share-based payments, please refer to note 21.

19 Capital management

The Group's objectives when managing capital are to safeguard the Company's ability to continue as a going concern and finance all necessary sustainable developments, so that it can continue to provide returns for shareholders and benefits for other stakeholders. In particular, care is taken and an optimal capital structure is strived to reduce the cost of capital. With the IPO in November 2019, follow-on public offering of July 2020, shares and warrant issuance and aggregate debt financing in February 2022, the Group is focused on achieving a healthy capital base to increase the confidence of investors and the capital market.

The Group manages its capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of its activities. To maintain or adjust the capital structure, the Group may adjust the return to shareholders, issue new shares, or pay additional interests to reduce debt.

Notes to the consolidated financial statements as of December 31, 2022 and 2021 and for the three years ended December 31, 2022, 2021 and 2020

20 Financial liabilities

20.1Interest-bearing loans

in EUR k	Dec 31, 2022	Dec 31, 2021	Jan 1, 2021
Non‑current liabilities
Non‑current portion of secured bank loans	40,051	—	401
Total non‑current loans	40,051	—	401
Lease liabilities*	13,125	15,394	17,677
Total non‑current liabilities	53,176	15,394	18,078

Current liabilities
Current portion of secured bank loans	1,261	505	567
Other bank loans	—	—	387
Bank overdrafts	3,374	3,310	1,538
Total current loans	4,635	3,815	2,492
Current portion of lease liabilities*	2,311	3,330	3,528
Total current liabilities	6,946	7,145	6,020

Total non‑current and current liabilities	60,122	22,539	24,098

* Lease liabilities as of December 31, 2021, have been restated. Refer to Note 2.4.

As of December 2022, short-term cash deposits of EUR 427k (2021: EUR 938k; 2020: EUR 1,500k) were used to secure the remaining bank loan outstanding (see Note 17).

The following table is based on the original terms and conditions:

Conditions and statement of liabilities

The outstanding interest-bearing loans as of December 31, 2022, 2021 and 2020 have the following conditions:

				Dec 31, 2022		Dec 31, 2021		Jan 1, 2021
		Nominal		Nominal	Carrying	Nominal	Carrying	Nominal	Carrying
in EUR k	Currency	interest rate	Maturity	amount	amount	amount	amount	amount	amount
Secured bank loan	EUR	2.95%	2017‑22	—	—	505	505	968	968
Secured bank loan	USD	7.93% (+0.07% for Tranche A; +4.13% for Tranche B)	2022-27	39,015	41,312	—	—	—	—
Other bank loan	USD	1%	2020-22	—	—	—	—	387	387
Bank overdrafts	EUR	4.75%	Rollover	499	499	499	499	498	498
Bank overdrafts	EUR	4.75%	Rollover	2,376	2,376	2,329	2,329	628	628
Bank overdrafts	EUR	4.31%	Rollover	499	499	482	482	412	412
Lease liabilities**	EUR	2.1%-7.20%*	2017-31	15,436	15,436	18,724	18,724	21,205	21,205
Total interest‑bearing financial liabilities				57,825	60,122	22,539	22,539	24,098	24,098

*     represents the incremental borrowing rate of the Group at the commencement of the leases

** Lease liabilities as of December 31, 2021 have been restated. Refer to Note 2.4.

Notes to the consolidated financial statements as of December 31, 2022 and 2021 and for the three years ended December 31, 2022, 2021 and 2020

Secured bank loan

On January 31, 2022 the Company, Centogene GmbH, CentoSafe B.V. and Centogene US, LLC (together, the “Borrowers”), entered into a debt financing agreement in the total amount of up to USD 45.0 million (EUR 40.2 million). Under the terms of the Loan Facility, the Company drew down USD 25.0 million (EUR 22.3 million) on January 31, 2022 and a second tranche of USD 20.0 million (EUR 18.6 million) upon achievement prior to July 31, 2023, of product revenue from our diagnostics and pharmaceutical segments of at least USD 50.0 million (EUR 44.3 million) calculated on a trailing twelve month basis as of the last day of any fiscal month. The Loan Facility also includes covenants such that the Group is required to maintain product revenue, calculated as of the last day of each fiscal quarter and on a trailing twelve-month basis as of such date, of at least EUR 30.0 million for any fiscal quarter prior to obtaining the second tranche and EUR 40.0 million for any fiscal quarter on or after obtaining the second tranche. Both tranches mature on January 29, 2027, with amortized repayments commencing March 1, 2025. The loans extended under the Loan Facility bear monthly interest payments at an interest rate of 7.93% per annum plus the 1-month CME Term SOFR reference rate as published by the CME Group Benchmark Administration Limited (the first tranche, “Tranche A”, subject to a floor of 0.07% and the second tranche, “Tranche B”, subject to a floor of 4.13%). As security for the Borrowers’ obligations under the Loan Facility, the Borrowers granted the lenders thereunder a first priority security interest on all of each Borrower’s assets.

The Loan Facility is initially recognized at fair value minus transaction costs and subsequently carried at amortized cost measured using the effective interest rate method. The transaction costs deducted from the fair value of the Loan Facility at initial recognition were EUR 1,403k. The effective interest rate used for amortized cost calculation of Tranche A is 11.36% and for the Tranche B is 17.11%.

Bank overdrafts

The bank overdrafts of EUR 2,376k as of December 31, 2022 (2021: 2,329k; 2020: EUR 628k) were secured by short-term deposits with a carrying amount of EUR 2,500k (2021: EUR 2,500k; 2020: EUR 2,500k) (see note 17). The other bank overdrafts of EUR 998k (2021: EUR 981k; 2020: EUR 910k) are secured over two short-term deposits with a carrying amount of EUR 500k each as at year end December 31, 2022 (see note 17).

20.2Trade payables and other liabilities

in EUR k	Dec 31, 2022	Dec 31, 2021	Jan 1, 2021
Trade payables	6,317	11,252	31,736
Government grants (deferred income)	7,950	9,396	10,292
Contract liabilities	651	4,842	4,479
Warrant liability	260	—	—
Derivative liabilities	376	—	—
Others*	9,601	15,592	14,123
Trade payables and other liabilities	25,155	41,082	60,630
Non‑current	7,726	8,988	9,590
Current	17,429	32,094	51,040

* Other liabilities have been restated as of December 31, 2021, and January 1, 2021. Refer to Note 2.4.

Government grants mainly include investment-related government grants. These were received for the purchase of certain items of property, plant and equipment for the research and development facilities in Mecklenburg-Western Pomerania, including the Rostock facility. The grants were issued in the form of investment subsidies as part of the joint federal and state program, “Verbesserung der regionalen Wirtschaftsstruktur” (improvement of the regional economic structure) in connection with funds from the European Regional Development Fund. Additional grants received during the year ended December 31, 2022, amounted to EUR 506k (2021: EUR 168k; 2020: EUR 390k).

Contract liabilities mainly contain the deferred revenues recognized for advance payments received by the customers, in case the revenue is recognized over time. The decrease of the period is mainly due to the release amounts to EUR 1,951k (2021: EUR 3,201k; 2020: EUR 3,088k), for the revenues recognized in 2022 based on the satisfaction of the related performance obligations.

Notes to the consolidated financial statements as of December 31, 2022 and 2021 and for the three years ended December 31, 2022, 2021 and 2020

On January 31, 2022, pursuant to a securities purchase agreement and a warrant agreement, each signed with certain investors, the Group received EUR 15.0 million in exchange for the issuance of an aggregate of 4,479,088 common shares at a price per share of USD 3.73 (EUR 3.35) and warrants initially exercisable for the purchase of up to an aggregate of 1,343,727 additional common shares at an initial exercise price per common share of USD 7.72. The warrants are exercisable immediately as of the date of issuance and will expire on December 31, 2026. Based on the fair value per share at the issuance date, the Group recognized the warrants as liabilities in the amount of USD 3.2 million (EUR 2.8 million). The fair value of warrants decreased from EUR 2.11 per warrant as of January 31, 2022, to EUR 0.19 per warrant as of December 31, 2022. The result is a decrease in fair value of warrant liabilities of EUR 2,574k for the period ended December 31, 2022.

The fair value of the warrants was estimated at the date of issuance date using the Black-Scholes-Merton option pricing model. The key assumptions used to derive the warrants value are set out below:

	Dec 31, 2022	Jan 31, 2022
Exercise price (USD)	7.72	7.72
Share price (USD)	0.93	4.42
Volatility (%)	85.00	80.00
Risk-free interest rate (%)	4.15	1.65
Dividend yield (%)	nil	nil
Time to maturity	4.00	4.90

Other liabilities include an accrual for outstanding invoices of EUR 1,074k (2021: EUR 4,978k; 2020: EUR 1,245k), personnel-related liabilities for vacation and bonuses totaling EUR 3,717k (2021: EUR 4,812k; 2020: EUR 4,032k), a VAT payable of EUR nil (2021: EUR 905k; 2020: EUR 4,578k), an accrual for closings and audit of financial statements of EUR 1,648k (2021: EUR 932k; 2020: EUR 567k) as well as liabilities for wage and church tax of EUR 342k (2021: EUR 1,040k; 2020: EUR 1,988k).

Finally, other liabilities also contain a provision amounting to EUR 283k (2021: EUR nil; 2020: EUR nil) for expected claims regarding some US diagnostic revenues. It is expected that these costs will be incurred in the next financial year. Assumptions used to calculate the provision for these probable claims were based on current information available regarding the invoicing process for that kind of revenues.

21 Share-based payments

As of December 31, 2022 and 2021, the Group had the following share-based payment arrangements.

(i)  2019 Equity Incentive Plan (2019 Plan)

The Company established a long-term incentive plan (the “2019 Plan”) in 2019. The 2019 Plan governs issuances of equity and equity-based incentive awards from and after the consummation of the IPO. Awards under the 2019 Plan may be granted to the employees, the members of management board and supervisory board, consultants or other advisors. As of January 1, 2023 the maximum number of common shares underlying awards that may be granted pursuant to the 2019 Plan (other than replacement awards) will not exceed 25% of the Company’s issued share capital. Such maximum number will be increased on January 1 of each calendar year, by an additional number of common shares equal to 3% of the Company’s issued share capital on such date (or a lower number of common shares as determined by the management board or supervisory board, where appropriate on the basis of a recommendation of the compensation committee (as the case may be, as prescribed by the 2019 Plan and, collectively, the “Committee”)).

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

Notes to the consolidated financial statements as of December 31, 2022 and 2021 and for the three years ended December 31, 2022, 2021 and 2020

In November 2022, the Company amended the 2019 plan to include stock grants (SGAs) and PSUs and to modify the settlement of the awards. Accordingly, the awards will be delivered as promptly as reasonably practicable following the exercise or settlement of the relevant award, but in no event later than 30 days following such exercise of settlement.

The grants disclosed in the following paragraphs were granted under the 2019 Plan.

(ii)  ESOP/ VSOP 2017

During 2019, 805,308 new share options were granted pursuant to the Centogene N.V. 2019 Plan, replacing previously established virtual share option program in 2017 (“ESOP 2017”), with each option representing the right to acquire one common share of Centogene N.V., with an exercise price equal to the nominal value of a share of Centogene N.V., which is EUR 0.12. The options were considered vested upon the completion of the IPO, but were not exercisable in the first 180 days after the IPO (lock-up period).

	2022		2021
	Number	WAEP	Number	WAEP
Outstanding as of January 1	357,440	0.12	549,005	0.12
Granted during the year	—	0.12	—	0.12
Cancelled during the year	—	0.12	—	0.12
Exercised during the year	(29,509)	0.12	(191,565)	0.12
Outstanding as of December 31	327,931	0.12	357,440	0.12
Vested as of December 31	327,931	0.12	357,440	0.12
Exercisable as of December 31	327,931	0.12	357,440	0.12

During 2021, 191,565 options were exercised. The weighted average share price at the date of exercise was USD 9.76. During 2022, 29,509 options were exercised. The weighted average share price at the date of exercise was USD 1.25.

The contractual term of the share options as of December 31, 2022 is seven years.

The share options issued under ESOP 2017 are equity-settled and the fair value of the options were recognized in equity under capital reserve on the date of grant.

(iii)Equity share option 2019 (ESOP 2019) to Flemming Ornskov

On December 18, 2020, in an extraordinary general meeting of shareholders of Centogene N.V., the shareholders approved the grant of 300,000 restricted stock units (“RSUs”) to Flemming Ornskov under the 2019 Plan, which replaced the originally granted share options under ESOP 2019 (awards initially granted in 2019) and pursuant to which Flemming Ornskov will forfeit the options awarded to him thereunder in exchange for the RSUs granted to him. The RSUs will expire after ten years, will not be subject to any other performance criteria, will have no exercise price and will be settled in shares. With respect to the RSUs granted:

1.	33% will vest immediately;
2.	the remaining 67% will vest in two equal annual instalments on each relevant anniversary of October 1 following the date of grant; and

Notes to the consolidated financial statements as of December 31, 2022 and 2021 and for the three years ended December 31, 2022, 2021 and 2020

3.	will vest in full upon the occurrence of a change in control (as defined in the 2019 Plan), provided that the holder of the awards is an eligible participant (as defined in the 2019 Plan) on the date of such change in control.

	2022		2021
	Number	WAEP	Number	WAEP
Outstanding as of January 1	300,000	—	300,000	—
Cancelled during the year	—	—	—	—
Replacement awards granted during the year	—	—	—	—
Granted during the year	—	—	—	—
Exercised during the year	(300,000)	1.0	—	—
Outstanding as of December 31	—	—	300,000	—
Vested as of December 31	—	—	200,000	—
Exercisable as of December 31	—	—	200,000	—

(iv) 2021 grants to management board and employees

During the year ended December 31, 2021, 167,326 RSUs and 15,000 Options were granted under 2019 Plan.

RSUs do not have any market or performance based vesting criteria and vest in three or four equal annual tranches starting from their grant dates. Each RSU represents a right to receive a payment in cash or shares equal to the value of the RSU on the settlement date. The Company has a choice to settle either in cash, in shares or a combination thereof. In line with this policy, both types of awards are to be settled in shares.

Options vest in three equal tranches over a three-year period starting on January 1, 2022, and are subject to market or performance based vesting conditions. These options will vest only if the 20-trading day volume-weighted average stock price of the Company’s shares preceding the vesting date of each tranche exceeds the exercise price of USD 12.52. Therefore, expenses would not be reversed, if the tranches do not ultimately vest. All grants expire on the 10th anniversary of grant date.

(v)  2022 grants to management board and employees

During the year ended December 31, 2022 the following awards were granted under 2019 Plan:

Award Type (2019 Plan)	Market/ Performance Based Vesting Conditions	Number of Awards	Vesting Conditions	Expiration Date
RSUs	No	284,788	Four equal annual tranches over a four-year period starting on the grant date	10th anniversary of Grant Date
RSUs	Yes	174,394	Four equal tranches over a four-year period, starting February 1, 2023 on each anniversary of the grant date once the market/performance condition is met.	10th anniversary of Grant Date
RSUs	Yes	424,799	Will vest in full once the market/performance condition is met	10th anniversary of Grant Date
SGAs	No	425,093	Four equal tranches over a four-year period, starting within 1 year after grant date and on each anniversary thereafter	10th anniversary of Grant Date

Notes to the consolidated financial statements as of December 31, 2022 and 2021 and for the three years ended December 31, 2022, 2021 and 2020

The grant date fair value of these grants will be recognized in profit or loss over the service period by using the graded approach. 174,394 RSUs referred above vest only if the three months volume-weighted average stock price of the Company’s shares preceding the vesting date of each tranche exceeds the exercise price of USD 12 and USD 15, respectively. This performance option will expire January 2, 2024. The 58,132 of 424,799 RSUs referred to above will vest only if the three months volume-weighted average stock price of the Company’s shares preceding the vesting date of each tranche exceeds the exercise price of USD 12 and USD 15. The related performance option will expire on February 1, 2024. The remaining 366,667 RSUs with performance based vesting conditions will vest only if the three months volume-weighted average stock price of the Company’s shares preceding the vesting date of each tranche exceeds the exercise price of USD 15 upon a change of control of the Company. All the hurdles explained above are considered a market condition. Therefore, expenses would not be reversed, if the tranches do not ultimately vest.

All the remaining RSUs referred to above have same characteristics as the RSUs granted in 2021 (Note 21 (iv)).

On May 2, 2022, Volkmar Weckesser resigned from his duties as the Chief Information Officer effective as of May 3, 2022. Pursuant to his separation agreement, his service agreement terminated on June 29, 2022. Upon the termination of his service agreement, the vesting of 10,000 options that had been granted in 2020 were fully cancelled. 20,000 RSUs that had been granted in 2020 and 10,000 options that had been granted in 2021 remained unvested and they were fully forfeited as of the date of termination of this service agreement. A total amount of EUR 149k that had been recognized in the financial statements in the previous periods for these RSUs and options was reversed during the year ended December 31, 2022.

An additional amount of EUR 139k of expense that had been recognized in the financial statements in the previous periods for certain awards granted to other officers was reversed during the year ended December 31, 2022 upon the forfeiture of such awards.

(vi)  2020 grants to Dr. Andrin Oswald

In 2020, the Company and Mr. Oswald entered into an award agreement under the 2019 Plan pursuant to which Mr. Oswald would receive certain awards in the form of RSUs. According to the award agreement, a total of 324,000 RSUs were granted on December 1, 2020, subject to the purchase of ordinary shares of the Company on the open market in the amount of CHF 1,000k after the grant date, which would vest pro rata to the number of shares actually purchased up to the full investment amount of CHF 1,000k on each quarterly installment.

The RSUs referred to above had no performance-based vesting criteria. RSUs represented a right to receive a payment equal to the value of the RSU at the exercise date. All the RSUs would vest in four equal annual installments following the grant date, subject to Mr. Oswald’s continued service with the Company as of the vesting date and will be charged to profit or loss over the period by using the graded approach. Additionally, a total of 500,000 performance-based vesting RSUs were granted to Mr. Oswald on December 1, 2020 which were subject to certain market conditions.

On February 1, 2022, Mr. Oswald stepped down from his position and signed a separation agreement. Pursuant to his separation agreement, all unvested RSUs held by Mr. Oswald under the Company’s long term incentive plan continued to vest in accordance with their terms through the date of his termination on April 30, 2022. However, the number of RSUs he would receive would not exceed 62,284 RSUs. As a result, 69,428 RSUs were vested and the remaining unvested RSUs granted to him were forfeited on the termination date as of April 30, 2022. Since Mr. Oswald had a right to only 62,284 RSUs, the remaining 7,144 RSUs from the total vested RSUs were cancelled. Expenses related to total unvested RSUs in the amount of EUR 2,775k that had been recognized in the financial statements in the previous periods were reversed during the year ended December 31, 2022. This amount excluded the 69,428 RSUs vested, of which 62,284 RSUs vested pursuant to his separation agreement and 7,144 RSUs were cancelled.

(vii)  2022 grants to Kim Stratton

On February 1, 2022, Kim Stratton (the “CEO”) was awarded 174,394 initial performance RSUs subject to time-vesting and performance-vesting (“Performance-vested RSUs”), 166,667 initial time-vested RSUs subject to only time-vesting (“Time-vested RSUs”), and a number of RSUs equal to CHF 200,000 divided by the VWAP calculated as of the date of grant and 44,444 annual RSUs (together, “Annual RSUs”). All RSUs have a maturity of 10 years, are settled with ordinary shares and have no exercise price. In case of a termination of the service agreement by the CEO, all unvested RSUs will be forfeited to the extent they have remained unvested following the expiration of a 12-month period after termination.

Notes to the consolidated financial statements as of December 31, 2022 and 2021 and for the three years ended December 31, 2022, 2021 and 2020

Performance-vested RSUs also have a market condition that 50% of the Performance-vested RSUs vest only if the VWAP exceeds USD 12 and the remaining 50% of the Performance-vested RSUs vest if the VWAP exceeds USD 15. The Time-vested RSUs are not subject to any performance conditions, so their fair value equals the share price at grant date (after deduction of expected dividends during the respective vesting period, if any). The fair value for the Performance-vested RSUs is calculated by using an appropriate option pricing model (as described below) as these RSUs are subject to a market performance condition. Both Performance-vested RSUs and Time-vested RSUs vest over four years in four equal installments after the grant date and are recognized using the graded vesting method.

The fair value of the Performance-vested RSUs as of the grant date was determined using a Monte Carlo simulation model. The Monte Carlo simulation model utilizes multiple input variables to estimate the probability that market conditions will be achieved. The key assumptions used to derive the Performance-vested RSUs’ value are set out below:

	February 1, 2022
	Tranche 1	Tranche 2
Share price at grant date (USD)	4.42	4.42
Vesting hurdle	12	15
Date to reach vesting hurdle	January 1, 2024	January 1, 2024
Expected volatility	80%	80%
Risk-free rate	1.1%	1.1%
Time to vesting hurdle year	1.91	1.91
Dividend yield	nil	nil

Regarding the Annual RSUs, the CEO will receive an annual number of RSUs, starting from 2023, that will vest in four equal annual installments. The allocation of RSUs will be done in the future, so to receive the RSUs the CEO must stay with Centogene during the period until the allocation of an annual grant of RSUs. Since these RSUs include a service condition, expenses regarding the services received are recognized starting from February 1, 2022. The CEO’s service agreement does not specify any end date for granting such annual RSUs, therefore the Company estimates the duration of her service period as four years, which is the duration of the CEO’s appointment by the Supervisory Board. The fair value of each grant of Annual RSUs is measured at each reporting date until the respective grant date is reached and the expenses are adjusted to this new fair value.

In the event of a change of control of the Group, all granted RSUs will vest immediately including a maximum of 275,000 additional RSUs (the “M&A RSUs”) with a grant date February 1, 2022. The fair value of the M&A RSUs were determined to be EUR 156k. However, since the M&A RSUs will vest only if there is an occurrence of a change of control, which is not deemed probable by management in the foreseeable future, the Group did not account for these RSUs.

(viii)  2022 grants to Miguel Coego Ríos

On May 27, 2022, Miguel Coego Ríos, (the “CFO”) was awarded 58,132 initial Performance-vested RSUs and 55,556 initial Time-vested RSUs. All RSUs have a maturity of 10 years, are settled with ordinary shares and have no exercise price.

The Time-vested RSUs awarded to the CFO have the same vesting conditions as those awarded to the CEO, and their fair values are determined using the same methodology as that used for the CEO’s awards.

The Performance-vested RSUs awarded to the CFO also have the same vesting conditions (including performance conditions on the Performance-vested RSUs) as those awarded to the CEO, except for the absence of a time vesting condition, and their fair values are determined using the same methodology as that used for the CEO’s awards. In the case of the CFO’s Performance-vested RSUs, since there is no time vesting condition, the expense for these RSUs are recognized fully on the service start date.

Notes to the consolidated financial statements as of December 31, 2022 and 2021 and for the three years ended December 31, 2022, 2021 and 2020

Similar to the Performance-vested RSUs awarded to the CEO, the fair value of the Performance-vested RSUs awarded to the CFO as of the grant date was determined using a Monte Carlo simulation model. The Monte Carlo simulation model utilizes multiple input variables to estimate the probability that market conditions will be achieved. The key assumptions used to derive the Performance-vested RSUs value are set out below:

	May 27, 2022
	Tranche 1	Tranche 2
Share price at grant date (USD)	2.70	2.70
Vesting hurdle	12	15
Date to reach vesting hurdle	February 1, 2024	February 1, 2024
Expected volatility	80%	80%
Risk-free rate	2.2%	2.2%
Time to vesting hurdle year	1.68	1.68
Dividend yield	nil	nil

Fair value amounts of Tranche 1 and Tranche 2 on the grant date were USD 0.50 and USD 0.35, respectively.

In case of a change of control of the Group, all granted Performance-Vested RSUs and Time-Vested RSUs will vest immediately, if the service agreement is not terminated based on a predetermined market condition. Additionally, if a change of control occurs within the 9 months following termination of the CFO’s service agreement, a maximum of 50,000 unvested RSUs will time-vest and performance-vest. However, since the M&A RSUs will vest only if there is an occurrence of a change of control, which is not deemed probable by management in the foreseeable future, the Group did not account for these RSUs.

(ix)  2022 and 2021 supervisory board grants

In connection to the IPO 10,000 Share Options have been granted as an extraordinary incentive to Mr. Berndt Modig as approved at the annual general meeting of shareholders on June 24, 2021. The Options have a strike price of USD 14 and vest in four equal installments following the grant date.

In the extraordinary general meeting of shareholders on December 18, 2020, shareholders approved a new incentive compensation scheme for supervisory board members, under which certain members of the supervisory board will annually receive an award of options and RSUs for ordinary shares of the Company under the 2019 Plan with a target value of EUR 80,000 multiplied by the LTI factor. For each award, RSUs will constitute 75% of the value of the award while options will constitute the remaining 25% of the value of the award. The LTI factor will be 100% or less based on the volume-weighted average stock price of the shares over a 60 trading day period preceding December 31 of the relevant financial year. Furthermore, the chairman and vice-chairman of the supervisory board, the chairman of the audit committee and the chairman of the compensation committee would receive an additional award which would also be multiplied by the LTI factor.

In the Company’s annual general meeting of shareholders on June 22, 2022, shareholders modified the initial incentive compensation scheme approved at the December 18, 2020 extraordinary general meeting. Pursuant to this modified compensation scheme, certain members of the supervisory board will annually receive an award of options and RSUs for ordinary shares of the Company with a target value of EUR 140,000 multiplied by the LTI factor. Furthermore, the chairman and vice-chairman of the supervisory board will each annually receive an additional award with a value of EUR 105,000 and EUR 70,000, respectively, multiplied by the LTI factor; the chairman of the audit committee and the chairman of the compensation committee will each annually receive an additional award with a value of EUR 70,000 and EUR 14,000, respectively, multiplied by the LTI factor. Also, if a supervisory board member was in office during all or part of a financial year but would cease to be a supervisory board member before the LTIs are granted for such financial year, such former supervisory board member will retain his or her entitlement to such LTIs based on a pro rata tempore basis.

The grant date criteria for these awards will be met at each future annual grant date, upon the approval of the audited annual accounts, at such time when the terms and value of the awards to be granted become fixed.

Notes to the consolidated financial statements as of December 31, 2022 and 2021 and for the three years ended December 31, 2022, 2021 and 2020

The LTI Factor determines the final number of RSUs and options after the end of the financial year for which the annual LTI is granted. Therefore, the LTI Factor is a market performance condition and the expected achievement of the performance condition is part of the fair value measurement. The awards will be charged to profit or loss over the service period using the graded approach, pursuant to the equal annual vesting instalments. As the modification on June 22, 2022 increased the number of equity awards granted, the Group included the fair value of the additional RSUs and options, measured at the date of the modification in the measurement of the amount recognized for services received.

The awards will vest in four equal annual instalments on each relevant anniversary of the grant date and will vest in full upon a change in control of the Company (provided that the holder remains an eligible participant on the date of the change in control). The awards will expire on the ten-year anniversary of the grant date and will be settled in shares.

Equity share option 2019

Equity share option 2017 and Equity share option 2019

The fair values of ESOP 2019 were estimated at the date of grant using the Black-Scholes option pricing model, taking into account the terms and conditions under which the share options were granted. The model takes into account historical and expected dividends, and the share price volatility of other public companies in the relevant industries to predict the share performance. There are no cash settlement alternatives for either the option holders or the Company.

The key assumptions used to derive the option value are set out below:

	2019
	ESOP 2017	ESOP 2019
Exercise price (EUR)	0.12	12.58
Share price at grant date (EUR)	12.58	12.58
Volatility (%)	70	70
Risk‑free interest rate (%)	(0.7)	(0.7)
Dividend yield (%)	nil	nil
Option term (years)	10	10

Valuation of 2022 and 2021 grants

The fair value of the options granted to Mr. Modig and Mr. Sheldon was estimated at the date of grant using the Black-Scholes option pricing model, taking into account the terms and conditions on which the options were granted. In addition to that the fair value of the options granted to the Mr. Kim was estimated at the date of modification also using the Black-Scholes option pricing model. The awards granted to participants under the 2019 Plan in 2021 were estimated at the grant date. The fair value of the standard RSUs (i.e., those without performance-based vesting criteria) is based on the observed value of the underlying shares. As no dividend payments are expected over the vesting period, no further adjustment is required. The weighted average fair value of standard RSUs granted under the 2019 Plan during the year ended December 31, 2022 and 2021 were USD 1.93 and USD 10.96, respectively. The key assumptions used to derive the option and performance-based RSUs value and the weighted average fair value are set out below:

	2021 Fair Value assumptions				2022 Fair Value assumptions
	Options	Add. Options	Options	Options	Performance	Change of Control	Performance	Change of Control
	Mr. Modig and	Mr. Modig	Mr. Kim	2019 Plan	Based RSUs	Based RSUs	Based RSUs	Based RSUs
	Mr.Sheldon				Mrs. Stratton	Mrs. Stratton	Mr. Coego Ríos	Mr. Coego Ríos
Exercise price (USD)	9.92	14.00	11.60	12.52	12.00/15.00	=>5 to <=15	12.00/15.00	=>5 to <=15
Share price at grant date (USD)	10.01	10.01	10.80	12.54	4.42	4.42	2.70	2.70
Volatility (%)	75	75	75	75	80	85	80	80
Risk‑free interest rate (%)	1.7	1.7	1.7	1.9	1.1	1.1	2.2	2.2
Dividend yield (%)	nil	nil	nil	nil	nil	nil	nil	nil
Expected contractual life (years)	10.0	10	9	10	10	10	10	10
Weighted average fair value (USD)	7.86	7.45	8.21	7.36	2.10/1.60	1.45/1.71	0.50/0.35	0.84/0.65

Notes to the consolidated financial statements as of December 31, 2022 and 2021 and for the three years ended December 31, 2022, 2021 and 2020

The expense recognized for the above share-based payment transactions during the year is shown in the following table:

in EUR k	2022	2021	2020
Expenses arising from equity-settled share-based payment transactions
- ESOP 2019, including replacement by RSUs	2,376	7,000	2,105
- Grants to management board and employees	852	985	3,486
- Supervisory board grant	—	50	67
- Reversals	(3,244)	—	—
Total expenses arising from share‑based payment transactions	(16)	8,035	5,658

Financial instruments

22 Financial instruments-fair values and risk management

22.1Classifications and fair values

The fair values of the Company’s cash and cash equivalents, trade receivables and contract assets and trade and other payables approximate their carrying values because of the short-term nature of these instruments.

Except for the warrant liability, the prepayment option and interest rate floor derivatives, the Group does not carry any financial instruments at fair value through profit and loss but at amortized cost. The fair value of the loan is EUR (40,787)k as of December 31, 2022. (December 31, 2021: EUR nil).

IFRS 13 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value as follows:

-	Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;

-	Level 2 - inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

-	Level 3 - inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table shows the fair values of financial instruments as of December 31, 2022, including their level in the fair value hierarchy. It does not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value:

in EUR k	Level 1	Level 2	Level 3	Carrying value	Category measurement
Non-current loans	—	(40,787)	—	(41,312)	Amortized Cost
Warrants liability	—	—	(260)	(260)	FVTPL
Prepayment option derivative asset	—	—	510	510	FVTPL
Interest rate floor derivative liability	—	—	(376)	(376)	FVTPL

As of December 31, 2021, carrying amount of all financial assets or financial liabilities approximated their fair value.

Net gain recognized in the consolidated statements of comprehensive loss, within changes in fair value of warrants, from the warrant liability fair value measurement differences was EUR 2,574k for year ended December 31, 2022. The net gain or loss recognized in the consolidated statements of comprehensive loss related to the fair value of the prepayment option and interest rate floor derivatives was, respectively, EUR 510k (gain) and EUR (376)k (loss) for year ended December 31, 2022 (December 31, 2021: EUR nil for both derivatives) (see Note 8.3).

Notes to the consolidated financial statements as of December 31, 2022 and 2021 and for the three years ended December 31, 2022, 2021 and 2020

The valuation techniques used in measuring level 2 and 3 fair value for financial instruments in the consolidated statements of financial position, as well as the significant unobservable inputs used, were as follows:

-	The fair value of the warrant liabilities, recognized as non-current financial liability at FVTPL, was calculated by applying a Black-Scholes-Merton option pricing model. This model uses the Centogene’s share price and the share price volatility as material input factors. The volatility is considered as material unobservable input factor (Level 3).
-	The initial measurement of the fair value of the loan is calculated as being the amount funded less the Fair Value of bifurcated embedded derivatives at entry. The subsequent measurement is determined using a calibrated Income Approach. Cashflows at entry are forecast based on the contractual terms and Interest Rate forward curves sourced from Bloomberg. The internal rate of return (“IRR”) is calculated such that the Present Value of the forecast cashflows is equal to the initial measurement amount. This is categorized as Level 2.
-	The bifurcated embedded option is measured initially and subsequently using a binomial option pricing model, selected to account for the variable strike and American style exercise features. The company operates 2 implementations of this model in tandem to be able to cross-reference inputs and results: (i) the first is based on direct projection of the bond price, against which the payoff function is applied. This method is adapted to exclude extreme paths from where amortization begins, noting strike increases rapidly making exercise uneconomic. Volatility is set based on the movement of the associated loan value driven by historical leveraged loan index moves applied to the associated loan yield; (ii) The second approach is based on projection of the associated loans’ yields (subject to boundary conditions based on leveraged loan index spreads), which are used to imply bond prices at each node to incorporate in the payoff calculations. Boundary conditions for the yield are set as the Leveraged Loan Index spread for BBB companies and for C companies added to the risk-free rate. For both approaches, option strike for each node is based on the contractual terms, adjusted for historic transaction costs and the value of the associated floor. Discounting is at the benchmark risk free rate. This is categorized as Level 3 due to the following unobservable inputs: (i) tree termination point; (ii) the credit spread element of the loan yield rate; (iii) volatility.
-	The fair value of the floor was calculated initially and subsequently using the Black-76 model. Inputs are the credit spread implied for the associated loans, interest rate swap and forward curves from Bloomberg, and volatility calibrated to Bloomberg’s volatility cube for the reference interest rate. This is categorized as Level 3 due to the following unobservable inputs: (i) the credit spread element of the discounting rate; (ii) anticipated term.

The table below summarizes the profit or loss impact on the fair values of Level 3 instruments by changing the significant unobservable input factors.

	2022
in EUR k	Shift	increase	decrease
Tranche A Option (yield) - Volatility	+/- 5%	219	(150)
Tranche A Option (yield) - Discount rate	+/- 10%	2	(0)
Tranche B Option (yield) - Volatility	+/- 5%	136	(105)
Tranche B Option (yield) - Discount rate	+/- 10%	3	(1)
Tranche B Floor - Credit spread	+/- 10%	9	(9)
Warrant - Volatility	+/- 5%	45	(44)

22.2Financial risk management

The Group is exposed to the following risks from the use of financial instruments:

●	Credit risk
●	Liquidity risk
●	Currency risk
●	Interest rate risk

Notes to the consolidated financial statements as of December 31, 2022 and 2021 and for the three years ended December 31, 2022, 2021 and 2020

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

Trade receivables and contract assets

The Group utilizes a receivables management system that closely manages open items of major customers. The Group’s customers in the Pharmaceutical segment are mainly pharmaceutical companies which are usually listed companies, or strongly financed by private equity funds. The Group’s customers in the Diagnostic segment are mainly hospitals, labs and physicians, of which a large part are generating revenues. To avoid default, the Company may request prepayment for new business.

In addition to the macroeconomic situation generally, the development of international healthcare markets is a key economic factor in assessing the default risk related to trade receivables and contract assets. These markets are closely monitored by the Group.

An impairment analysis is performed at each reporting date using a provision matrix to measure expected credit losses. The provision rates are based on days past due for groupings of various customer segments with similar loss patterns (i.e. by customers from different segment; customers from different geographical region and customer type). The calculation reflects the probability weighted outcome, the time value of money and reasonable and supportable information that is available at the reporting date about past events, current conditions and forecasts of future economic conditions. The maximum exposure to credit risk at the reporting date is the carrying value of each class of financial assets disclosed in Note 16. The Group does not hold collateral as security and does not request letters of credit or other forms of credit insurance. The Group evaluates the concentration of risk with respect to trade receivables and contract assets and recorded credit losses reflecting the expected lifetime loss, based on different types of customers.

Considering the major exposure to the credit risk arising from the Diagnostic segment, the Group focused its impairment analysis on the trade receivables due from customers in the Diagnostic segment, in particular the MENA and Europe regions as they represent the majority of that segment’s revenue. In addition to applying the provision matrix, the Group performed an individual customer analysis on major debtors, with reference to the past history (such as sales and collection in the previous periods) and the assessment of their current financial condition and other relevant factors and evaluated if additional specific impairment losses would be necessary.

Set out below is the information regarding the credit risk exposure of the Group’s trade receivables and contract assets using a provision matrix.

As of December 31, 2022
					Past due by
	Total Gross		Past due 1 -	Past due 31‑ 90	more than 90
in EUR k	amount	Not past due	30 days	days	days
Middle East	15,291	8,021	1,081	1,533	4,656
Europe	1,987	1,494	124	64	305
Latin America	825	742	62	12	9
North America	2,443	2,275	21	48	99
Asia Pacific	143	142	1	—	—
Contract assets	251	251	—	—	—
Total	20,940	12,925	1,289	1,657	5,069
Expected credit loss rate	21.0%	1.0%	3.9%	7.4%	80.8%
Expected credit loss	4,392	124	50	122	4,096

Notes to the consolidated financial statements as of December 31, 2022 and 2021 and for the three years ended December 31, 2022, 2021 and 2020

As of December 31, 2021
(Restated)
					Past due by
	Total Gross		Past due 1 -	Past due 31‑ 90	more than 90
in EUR k	amount	Not past due	30 days	days	days
Middle East	13,967	3,999	1,013	2,056	6,899
Europe	11,486	10,771	351	259	105
Latin America	683	531	23	72	57
North America (Restated)	2,513	2,513	—	—	—
Asia Pacific	130	115	9	6	—
Total	28,779	17,929	1,396	2,393	7,061
Expected credit loss rate	19.0%	2.0%	7.7%	11.7%	64.1%
Expected credit loss	5,317	403	107	280	4,526

As of December 31, 2020
(Restated)
					Past due by
	Total Gross		Past due 1 -	Past due 31‑ 90	more than 90
in EUR k	amount	Not past due	30 days	days	days
Middle East	10,515	3,338	486	385	6,306
Europe	20,017	19,193	706	113	5
Latin America	387	313	24	13	37
North America (Restated)	2,584	1,205	994	262	123
Asia Pacific	178	136	18	24	—
Total	33,681	24,185	2,228	797	6,471
Expected credit loss rate	14.0%	1.6%	3.1%	7.7%	65.0%
Expected credit loss	4,693	387	69	61	4,176

Overdue trade receivables from the Middle East region mainly relate to major customers from the Diagnostic segment. The trade receivables due from the top 10 diagnostics customers in the MENA region as of December 31, 2022 represent over 83% of total overdue balances for this region. These customers are mainly government hospitals administered by the Ministry of Health in the respective countries as well as distributors and, based on our past experience, these customers normally require a longer period to settle outstanding trade receivables. The average turnover period from these customers are 201 days. Therefore, a higher country specific loss rate has been used for the MENA region. To manage the credit risk and improve the cash collection, the Group increased the sales commission percentage to be paid to local agents for the receivables overdue since 2020 and 2021 from MENA region.

Set out below is the movement in the allowance for expected credit losses of trade receivables and contract assets:

in EUR k	2022	2021*	Jan 1, 2021*
As of January 1	5,317	4,693	2,355
Provision/(reversal) for expected credit losses	(829)	827	3,636
Derecognition of trade receivables	(96)	(203)	(1,298)
As of December 31	4,392	5,317	4,693

* Trade receivables and contract assets have been restated as of December 31, 2021, and January 1, 2021. Refer to Note 2.4.

The reversal for expected credit losses as of December 31, 2022 amounts to EUR 829k, and it is mainly related to the decreased amount of receivable past due by more than 90 days (2022: EUR 5,069k; 2021: EUR 7,061k). This amount was included in the impairment of financial assets in the profit and loss account. In 2022, trade receivables of EUR 96k (2021: EUR 7k; 2020: EUR 1,466k) were outstanding for more than 365 days and were derecognized.

Notes to the consolidated financial statements as of December 31, 2022 and 2021 and for the three years ended December 31, 2022, 2021 and 2020

Cash and cash equivalents

As of December 31, 2022, the Group held cash and cash equivalents of EUR 35,951k (2021: EUR 17,818k; 2020: EUR 48,156k). Therefore, this total also represents the maximum default risk with regard to these assets. The cash and cash equivalents are deposited principally with financial institutions with investment grade credit ratings.

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

The Group strives to maintain cash and cash equivalents at a level above that of the expected cash outflows for financial liabilities (apart from trade payables) during the next 60 days. As of December 31, 2022, 11.6% of the Group’s interest-bearing liabilities mature in less than one year (2021: 31.7%; 2020: 25.0%) based on the carrying value of borrowings reflected in the financial statements. As of December 31, 2022, the expected cash inflows from trade and other receivables within two months amounts to EUR 7,251k (2021: EUR 6,418k; 2020: EUR 14,857k), which would be EUR 1,243k lower than the amount of trade payables due as of then.

The Company completed the IPO in November 2019. In July 2020, the Company completed a follow-on public offering of 3,500,000 common shares of the Company, consisting of 2,000,000 common shares offered by the Company and 1,500,000 common shares offered by selling shareholders at a price to the public of USD 14.00 per common share (i.e. EUR 12.71 per share). Aggregate offering proceeds, net of underwriting discounts, commissions, and transaction costs, were EUR 22 million to the Company. On January 31, 2022, pursuant to a securities purchase agreement signed with certain investors, we received EUR 15.0 million as consideration for the issuance by us of an aggregate of 4,479,088 common shares at a price per share of USD 3.73. As of December 31, 2022, the Group had cash and cash equivalent of EUR 35,951k (2021: 17,818k; 2020: EUR 48,156k). The cash and cash equivalents are deposited principally with financial institutions with investment grade credit ratings.

In addition to the cash and cash equivalents available as of December 31, 2022, the Group also has access to other sources of funding. As of December 31, 2022, the Group has secured credit lines totaling EUR 3,500k. These bear interest of 4.31% - 4.75% (2021: 3,500k; 3.75% - 4.75%; 2020: EUR 3,500k; 3.75% - 4.75%). EUR 3,374k were utilized as of December 31, 2022 (2021: EUR 3,310k; 2020: EUR 1,538k).

The table below presents the remaining contractual terms of the financial liabilities on the reporting date, including estimated interest payments. The figures are undiscounted gross amounts, including estimated interest payments and interest on undrawn loan funds, but without showing the impact of offsetting.

		Contractually agreed cash flows
						More
Dec 31, 2022	Carrying		Less than	2 to 12	1 to 5	than
in EUR k	amount	Total	2 months	months	years	5 years
Bank overdrafts	3,374	3,374	3,374	—	—	—
Secured bank loans	41,312	59,473	678	3,516	55,279	—
Lease liabilities	15,436	17,713	552	2,265	7,967	6,929
Trade payables	6,317	6,317	6,317	—	—	—
	66,439	86,877	10,921	5,781	63,246	6,929

Notes to the consolidated financial statements as of December 31, 2022 and 2021 and for the three years ended December 31, 2022, 2021 and 2020

		Contractually agreed cash flows
						More
Dec 31, 2021 (Restated)	Carrying		Less than	2 to 12	1 to 5	than
in EUR k	amount	Total	2 months	months	years	5 years
Bank overdrafts	3,310	3,310	3,310	—	—	—
Secured bank loans	505	505	105	400	—	—
Lease liabilities	18,724	21,777	703	3,337	8,844	8,893
Trade payables	11,252	11,252	11,252	—	—	—
	33,791	36,844	15,370	3,737	8,844	8,893

		Contractually agreed cash flows
						More
Dec 31, 2020	Carrying		Less than	2 to 12	1 to 5	than
in EUR k	amount	Total	2 months	months	years	5 years
Bank overdrafts	1,538	1,538	1,538	—	—	—
Secured bank loans	968	997	5	584	408	—
Other bank loans	387	394	—	394	—	—
Lease liabilities	21,205	24,897	716	3,580	9,861	10,740
Trade payables	31,736	31,525	31,011	514	—	—
	55,834	59,351	33,270	5,072	10,269	10,740

Reconciliation of liabilities arising from financing activities

			Non-cash changes
				Changes in
in EUR k	Jan 1, 2022	Cash flows	Additions	maturity and FX	Dec 31, 2022
Non-current financial liabilities	15,394	36,631	65	1,086	53,176
Non-current portion of secured bank loans	—	38,965	—	1,086	40,051
Non-current lease liabilities	15,394	(2,334)	65	—	13,125
Current financial liabilities	7,145	(1,518)	1,319	—	6,946
Current portion of secured bank loans	505	(505)	1,261	—	1,261
Bank loans	—	—	—	—	—
Bank overdrafts	3,310	64	—	—	3,374
Current lease liabilities	3,330	(1,077)	58	—	2,311
Total	22,539	35,113	1,384	1,086	60,122

			Non-cash changes
				Changes in
in EUR k	Jan 1, 2021	Cash flows	Additions	maturity and FX	Dec 31, 2021
Non-current financial liabilities	18,078	(594)	865	(2,955)	15,394
Non-current portion of secured bank loans	401	(401)	—	—	—
Non-current lease liabilities	17,677	(193)	865	(2,955)	15,394
Current financial liabilities	6,020	(2,881)	1,438	2,568	7,145
Current portion of secured bank loans	567	(62)	—	—	505
Bank loans	387	—	—	(387)	—
Bank overdrafts	1,538	1,505	267	—	3,310
Current lease liabilities	3,528	(4,324)	1,171	2,955	3,330
Total	24,098	(3,475)	2,303	(387)	22,539

Currency risk

The Group is exposed to currency risk in cases where contracts are concluded in foreign currencies. The vast majority of goods delivered and services the Company provided, including those for international customers, are invoiced in euro.

Notes to the consolidated financial statements as of December 31, 2022 and 2021 and for the three years ended December 31, 2022, 2021 and 2020

The main functional currencies of group companies are the Euro, USD, the Indian rupee and the Arab Emirates Dirham. The following table presents the net foreign currency exposure of the Group as of December 31, 2022, 2021 and 2020.

	Dec 31, 2022
in EUR k	USD	INR	AED
Trade receivables	3,720	8	—
Trade payables and other liabilities	(2,701)	—	—
Net exposure	1,019	8	—

	Dec 31, 2021
	Restated
in EUR k	USD	INR	AED
Trade receivables	2,604	8	—
Trade payables and other liabilities	(2,394)	(4)	—
Net exposure	210	4	—

	Dec 31, 2020
	Restated
in EUR k	USD	INR	AED
Trade receivables	1,224	18	—
Trade payables and other liabilities	(3,631)	(55)	(17)
Net exposure	(2,407)	(37)	(17)

Sensitivity analysis relating to changes in exchange rates

The following tables demonstrate the sensitivity at the end of the reporting period to a reasonably possible change in the USD exchange rates, with all other variables held constant, of the Group’s earnings before tax and equity movement. The Group’s exposure to foreign currency risk for all other currencies is not material.

	Earnings before tax		Equity
in EUR k	5% increase	5% decrease	5% increase	5% decrease
December 31, 2022	(94)	104	(94)	104
December 31, 2021	(101)	112	(101)	112

Interest rate risk

Interest bearing liabilities with floating interest rates exist for non-current loans as of December 31, 2022.

The following sensitivity analyses has been determined based on the exposure to interest rates at the reporting date. For the floating rate liabilities, the analysis is prepared assuming the amount of liability outstanding at the reporting date was outstanding for the whole period. In accordance with the relevant loan agreement, the interest rate cannot be lower than the determined interest rate and therefore the analysis has only been performed for the scenario where interest rate increases.

If interest rates had been 5.0 percentage point higher and all other variables were held constant, the Group’s earning before tax would decrease by EUR 1,160k for the twelve months ended December 31, 2022 (December 31, 2021: EUR nil).

Notes to the consolidated financial statements as of December 31, 2022 and 2021 and for the three years ended December 31, 2022, 2021 and 2020

23 List of subsidiaries

The major subsidiaries of the Group are listed below.

		Equity interests (%)
	Country in which
	primary activities are
Name	pursued	Dec 31, 2022	Dec 31, 2021
Centogene GmbH*	Germany	100	100
Centogene FZ-LLC	United Arab Emirates	100	100
Centogene US, LLC	USA	100	100
Centogene GmbH	Austria	100	90
Centogene India Pvt. Ltd**	India	100	100
Centogene Switzerland AG	Switzerland	100	100
Centosafe B.V.	Netherlands	100	100
Centogene d.o.o Belgrade	Serbia	100	100
Dr. Bauer Laboratoriums GmbH***	Germany	—	—

(*)             Centogene IP GmbH and Centogene Shared Service GmbH were merged with Centogene GmbH on January 1, 2021.

(**)The Group acquired the remaining 10% of Centogene GmbH. Austria in 2022.

(***)	See note 4.

24 Non-controlling interests

As of December 31, 2022, the Group has no non-controlling interests, since in 2022 the Group acquired the remaining 10% of Centogene GmbH (Austria). In addition, with the decision to cease COVID-19 operations as of March 31, 2022, Centogene terminated its cooperation agreement with Dr. Bauer GmbH and the control over Dr. Bauer GmbH ceased; Centogene no longer meets the criteria of the control model under IFRS 10 as it no longer has exposure to variable returns and the ability to use power to affect returns through COVID-19 operations (see note 4).

Dec 31, 2021	Centogene GmbH, Vienna	Dr. Bauer Laboratoriums GmbH
in EUR k
Net assets/(liabilities)	(528)	245
Carrying amount of non‑controlling interests	(53)	—
Revenue	—	109,015
Profit/(loss)	(6)	98
Profit/(loss) allocated to non‑controlling interests	(1)	98

Dec 31, 2020	Centogene GmbH, Vienna	Dr. Bauer Laboratoriums GmbH
in EUR k
Net assets/(liabilities)	(522)	148
Carrying amount of non‑controlling interests	(52)	—
Revenue	—	55,596
Profit/(loss)	(1)	122
Profit/(loss) allocated to non‑controlling interests	—	122

Notes to the consolidated financial statements as of December 31, 2022 and 2021 and for the three years ended December 31, 2022, 2021 and 2020

25 Commitments

Future payments for non-cancellable leases

The Group has various lease contracts in relation to the expansion of the Rostock headquarters. The future lease payments and utilities for these non-cancellable lease contracts are EUR nil within one year, EUR 1,272k within five years and EUR 318k thereafter (2021: EUR 107k and 2020: EUR 283k within one year; 2021: EUR 2,370k and 2020: EUR 1,686k within five years; 2021: EUR 4,219k and 2020: EUR 4,855k thereafter).

The Group has various non-cancellable lease contracts of office equipment and storage spaces which had a lease term of less than 12 months or were related to leases of low-value assets, and therefore the short-term lease recognition exemption was applied to these contracts. The future lease payments for these non-cancellable lease contracts are EUR 59k within one year (2021: EUR 44k; 2020: EUR 33k) and EUR 25k within five years (2021: EUR 49k; 2020: EUR 9k).

Future payment obligations

During 2022, the Group concluded agreements with suppliers, for goods and services to be provided in 2022 with a total payment obligation of EUR 6,670k (2021: EUR 6,620k; 2020: EUR 4,669k).

26 Related parties

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

On January 31, 2022, pursuant to a securities purchase agreement and a warrant agreement, each signed with certain investors, the Group received EUR 15.0 million in exchange for the issuance of an aggregate of 4,479,088 common shares at a price per share of USD 3.73 (EUR 3.35) and warrants initially exercisable for the purchase of up to an aggregate of 1,343,727 additional common shares at an initial exercise price per common share of USD 7.72. The warrants are exercisable immediately as of the date of issuance and will expire on December 31, 2026. Based on the fair value per share at the issuance date, the Group recognized the warrants as liabilities in the amount of USD 3.2 million (EUR 2.8 million). The fair value of warrants decreased from EUR 2.11 per warrant as of January 31, 2022, to EUR 0.19 per warrant as of December 31, 2022. The result is a decrease in fair value of warrant liabilities of EUR 2,574k for the period ended December 31, 2022.We are not aware of any ordinary shares which were issued by the Company and sold in this transaction to related parties.

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

During 2020, the Company entered into a service contract with the former CEO Prof. Arndt Rolfs, a major shareholder, to serve as an advisor during the transition period after his departure from the Company until December 31, 2020. For the year ended December 31, 2020, fees totaling EUR 11k were charged to profit or loss related to these services and the Group had payables of EUR 12k outstanding as of December 31, 2020. In 2021 and 2022, no further service agreement has been entered into.

Notes to the consolidated financial statements as of December 31, 2022 and 2021 and for the three years ended December 31, 2022, 2021 and 2020

Remuneration of management in key positions

Key management have been defined as the members of the management board and the Company’s other key executive officers.

in EUR k	2022	2021	2020
Short‑term employee benefits	4,138	4,098	4,273
Post‑employment pension and medical benefits	—	23	23
Termination benefits	679	235	565
Share‑based payment transactions	(1,929)	822	1,822
Total compensation to key management	2,888	5,178	6,683

Due to the departure of the former CEO Arndt Rolfs in 2020, share-based payments include additional share-based expenses of EUR 776k for the accelerated vesting of outstanding equity awards and termination benefits include the severance payout of EUR 565k. As of December 31, 2020, the Group had amounts of EUR 1,231k (2019: EUR 769k) accrued for key management compensation. Due to the departure of the former CEO Andrin Oswald, the former CFO René Just and former CIO Volkmar Weckesser in 2022, the share-based payment expenses include reversals of expenses recognized in previous periods and forfeiture of about EUR 3,104k. (See “Note 21 Share-based Payments” and “Note 28 – Subsequent Events” of our consolidated financial statements as of and for the year ended December 31, 2022.)

There are no pension commitments for members of the management board.

During 2022 908,953 RSUs were granted under the 2019 Plan to key management personnel which are recognized as share-based payment expenses in profit and loss (see Note 21(vi)).

As of December 31, 2022, the Group has receivables of EUR nil (2021: EUR nil) recognized related to the exercise of options by key management personnel.

Remuneration of members of the Supervisory Board

The supervisory board received remuneration for its activities of EUR 216k in the reporting year (2021: EUR 688k; 2020: EUR 603k). In addition, as disclosed in note 21, certain members of the supervisory board received share-based awards under the 2019 Plan. For the year ended December 31, 2022, share-based payment expenses of EUR 1,446k (2021: EUR 2,564k, 2020: EUR 2,172k) related to these awards were charged to profit and loss.

Transactions with members of management in key positions and other related parties

The Company purchased supplies used for genetic sequencing from an entity related to a member of the supervisory board that joined the board in 2020. Expenses totaling EUR 699k were charged to profit and loss related to the period of service of the board member.

The Company deconsolidated Dr. Bauer GmbH from April 2, 2022 (see Note 2.1 – Basis of consolidation) and assessed Dr. Bauer GmbH under IAS 24 as of the Deconsolidation Date. Accordingly, Dr. Bauer GmbH is a related party through Dr. Peter Bauer who is a key management personnel of Centogene.

Transactions with Dr Bauer GmbH for the year ended December 31, 2022 was EUR 1,815k.

As of December 31, 2022, the Group had receivables balances with Dr. Bauer GmbH of EUR 321k with a related provision for doubtful accounts of EUR 58k (December 31, 2021: nil).

As of December 31, 2022, the Group had provisions in the total amount of EUR 100k to be paid to Dr. Bauer GmbH

Notes to the consolidated financial statements as of December 31, 2022 and 2021 and for the three years ended December 31, 2022, 2021 and 2020

27 Contingent assets and liabilities

Contingent Assets

Contingent assets comprise of possible VAT refunds for the financial years between 2016 and 2019. Prior to 2022, Centogene GmbH used a VAT exemption for certain diagnostic test services. During the fourth quarter of 2022, the Company changed the VAT settlement for the financial years between 2020 and 2022 and sent a VAT declaration correction to the tax administration in November 2022. Consequently, the Company received VAT refund in the amount of EUR 970k and recognized this amount as other operating income (refer to Note 8.1) for the year ended December 31, 2022. For the financial years between 2016 and 2019, management assessed that a reimbursement amount of approximately EUR 2,012k is favorable for the Group as the VAT settlement for the financial years between 2020 and 2022 has been approved by the same authorities. However, the amount has not been recognized in the financial statements since the reimbursement is subject to approval of the tax administration which is not within the control of the Group.

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

The Company intends to continue to rigorously defend its position and considers that it is not probable the legal claim towards the Company will be successful and as a result has not recognized a provision for this claim as of December 31, 2022. In addition, in case a settlement would be required, the Company believes that the corresponding liability will be fully covered by the respective existing insurance policies.

28 Subsequent Events

On January 19, 2023, the Company announced the resignation of Dr. Florian Vogel as CPO effective February 28, 2023. According to the separation agreement signed on September 29, 2022, all vested RSUs held by the Dr. Vogel as of February 28, 2023 that have not yet been exercised and settled must be exercised and settled in accordance with their terms within six months following this date and, if such RSUs are not exercised and settled within such period, they will be cancelled automatically upon the expiry of such six-month period without compensation for the loss of such RSUs. All unvested and granted RSUs as of February 28, 2023, will vest in full.

On January 24, 2023, Prof. Peter Bauer, M.D., the Company’s Chief Medical and Genomic Officer, has been appointed to the Management Board of Centogene N.V., to be confirmed at the Company’s next General Meeting of Shareholders. Prof Bauer has also been appointed as Managing Director of the subsidiary Centogene GmbH.

Notes to the consolidated financial statements as of December 31, 2022 and 2021 and for the three years ended December 31, 2022, 2021 and 2020

On March 15, 2023, Ian Rentsch was appointed as Chief Commercial Officer and General Manager (“CCO”) of the Group. With his employment agreement, the CCO was granted a sign-on bonus equivalent to the amount of EUR 60k which will be paid fully in company shares upon completion of his probation period of six months. The number of shares will be calculated using the 60-day VWAP preceding the contract signature date.

On April 24, 2023, the Company and Mr. Patrice Denefle, the Chief Scientific Officer, entered into a separation agreement, which terminated the employment agreement of Mr. Denefle, effective on June 20, 2023 (“Termination Date”). According to the separation agreement, all vested RSUs held by Mr. Denefle as of the Termination Date which have not yet been exercised and settled must be exercised and settled within six-months following this date. If such RSUs are not exercised and settled within such period, they will be cancelled automatically upon the expiry of such six-month period without compensation for the loss of such RSUs. All unvested and granted RSUs will be cancelled as of the last day of his employment.

The Loan and Security Agreement with Oxford Finance was amended on April 30, 2023 which introduced new requirements that the Group will prepay any outstanding loans under the Loan and Security Agreement in an amount of USD 5.0 million (plus fees, interest and expenses, in each case, pursuant to the terms of the Loan and Security Agreement) upon the first new business development or financing transaction the Group will enter and maintain at least EUR 9.1 million in unrestricted cash on deposit in collateral accounts subject to the Lender’s perfected security interest granted under the Loan and Security Agreement.

These consolidated financial statements were approved by management on May 16, 2023.