Form 20-F
period 2023-12-31
Centogene N.V.
filed 2024-05-15
CIK 1757097

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐        REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES
EXCHANGE ACT OF 1934

OR

☒        ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934
For the fiscal year ended December 31, 2023

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

Kim Stratton,

Chief Executive Officer

Tel: (+49) 381 80113 500

Email: kim.stratton@centogene.com

Am Strande 7

18055 Rostock, Germany

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common shares, par value EUR 0.12 per share	CNTG	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

The number of outstanding common shares as of December 31, 2023 was:

Title of each class	Number of Shares Outstanding as of December 31, 2023
Common shares, par value of EUR 0.12 per share	27,595,835

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards* provided pursuant to Section 13(a) of the Exchange Act. ☐

* The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

Yes ☐                   No ☒

i

CERTAIN DEFINITIONS

Except otherwise indicated and except where the context otherwise requires, references in this Annual Report on Form 20-F to:

“Centogene”, the “Company”, the “Group”, “we”, “our”, “ours”, “us” or similar terms	are to Centogene N.V. or Centogene N.V. together with its subsidiaries, as the context may require;
“Exchange Act”	are to the United States Securities Exchange Act of 1934, as amended;
“FDA”	are to the United States Food and Drug Administration;
“IASB”	are to International Accounting Standards Board;
“IFRS”	are to International Financial Reporting Standards;
“SEC”	are to the United States Securities and Exchange Commission;
“Securities Act”	are to the Securities Act of 1933, as amended;
“€”, “EUR” and “euro”	are to the European currency Euro;
“$,” “USD,” “US$” and “U.S. dollar”	are to the United States dollar; and
“SAR”	are to the Saudi Riyal.

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

Our financial statements included in this Annual Report are presented in Euro and, unless otherwise specified, all monetary amounts are in Euro. All references in this Annual Report to “$”, “U.S. dollars” and “dollars” means U.S. dollars and all references to “€”, “Euro” and “EUR” mean Euro, unless otherwise noted.

In this Annual Report, unless otherwise indicated, some Euro amounts as of December 31, 2023, have been translated into U.S. dollars at the official exchange rate quoted by the European Central Bank. For information on the exchange rate used for the Group’s consolidated financial statements as of December 31, 2023, and 2022 and for the three years ended December 31, 2023 and 2022 and 2021, included in this Annual Report, please see “Note 5(a)—Foreign currency and currency translations” to such financial statements.

USE OF TRADEMARKS, TRADE NAMES AND SERVICE MARKS

We have proprietary rights to trademarks, trade names and service marks used in this Annual Report on Form 20-F that are important to our business, many of which are registered under applicable intellectual property laws. CENTOGENE™ is our main trademark. The trademarks, trade names and service marks appearing in this Annual Report are property of their respective owners. Solely for convenience, the trademarks and trade names in this Annual Report are referred to without the symbols ® and ™, but such references should not be construed as any indication that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. We do not intend our use or display of other companies’ trademarks, trade names or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

FORWARD-LOOKING STATEMENTS

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

●	our ability to generate cash from operations and attract financing;
●	failure to meet covenants in our debt agreements that could result in acceleration of our payment obligations, limit our operating and financial flexibility and in an event of default, result in losses to the assets securing our debt obligations;
●	our strategic restructuring initiative and the related restructuring cost;
●	our ability to effectively manage our future growth and to execute our business strategy;
●	our ability to generate sufficient revenue from our relationships with our pharmaceutical partners and clients, and to otherwise maintain our current relationships, or enter into new relationships, with pharmaceutical partners and clients;
●	economic, political or social conditions and the effects of these conditions on our pharmaceutical partners’ and diagnostics clients’ businesses and levels of business activity;
●	the effects of pandemics, epidemics, disease outbreaks and other public health crises, such as the COVID-19 pandemic on our business and results of operations;
●	our expectations for our products and solutions achieving commercial market acceptance, and our ability to keep pace with the rapidly evolving industry in which we operate;
●	our assumptions regarding market size in the rare disease industry and our growth potential;
●	our pharmaceutical partners’ and clients’ need for rare disease information products and solutions and any perceived advantage of our products over those of our competitors;
●	our ability to manage our international expansion, including our exposure to new and complex business, regulatory, political, operational, financial, and economic risks, and numerous and conflicting legal and regulatory requirements;
●	our continued reliance on our senior management team and other qualified personnel and our ability to retain such personnel;
●	our ability to obtain, maintain, protect and enforce sufficient patent and other intellectual property protection for any products or solutions we develop and for our technology;
●	the ongoing protection of our trade secrets, know-how, and other confidential and proprietary information;
●	our ability to remediate our material weaknesses in internal control over financial reporting;
●	general economic, political, demographic and business conditions in North America, the Middle East, Europe and other regions in which we operate;
●	changes in government and industry regulation and tax matters;
●	other factors that may affect our financial condition, liquidity and results of operations;
●	our ability to comply in the future with all of Nasdaq continued listing standards and rules governing the diversity of our board of directors; and
●	our ability to regain compliance in the future with all of Nasdaq´s listing requirements.

●	other risk factors discussed under “Item 3. Key Information—E. Risk Factors.”

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

A.[Reserved]

B.Capitalization and Indebtedness

Not applicable

C.Reason for the Offer and Use of Proceeds

Not applicable

D. Clawback Policy

The company has approved the clawback policy as mandated by the SEC pursuant to the Dodd-Frank Act.

This Policy (i) provides for the recoupment of certain Incentive Compensation in the event of a Financial Restatement resulting from material noncompliance with financial reporting requirements under U.S. federal securities laws and (ii) reflects certain Dutch legal provisions relating to the recoupment and/or adjustment of a Bonus from Managing Directors under certain circumstances defined by Dutch law, each in accordance with the terms and conditions set forth herein. This Policy is intended to comply with the requirements of Section 10D of the Exchange Act.

E.Risk Factors

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

Certain Factors Relating to Our Business and Strategy

●	Our strategic restructuring initiative may not achieve intended benefits and the related restructuring cost could have a material adverse effect on our business and results of operations.
●	We may fail to generate sufficient revenue from our relationships with our clients or pharmaceutical partners to achieve and maintain profitability.
●	Many events beyond our control, including geopolitical events, may adversely affect our business.
●	We may fail to maintain our current relationships with pharmaceutical companies or enter into new relationships on a similar scale.
●	Difficulty in successfully identifying patients for our pharmaceutical partners due to relatively small patient populations for rare diseases.
●	We may fail to generate sufficient volumes of data from our diagnostic tests for inclusion in our data repository.
●	Volatile, negative or uncertain economic, political or social conditions and the effects of these conditions on our pharmaceutical partners’ and diagnostics clients’ businesses and levels of business activity.
●	We derive a large proportion of our revenues and equipment from agreements with a limited number of pharmaceutical partners and suppliers, respectively.
●	Restrictions or delays in the receipt of patient samples to our laboratories for diagnostic testing.
●	Substantial product liability or professional liability claims that could exceed our resources.
●	Challenges to patient consent validity could impede our rare disease information development efforts.
●	Interruption of access or damage to our highly specialized laboratory facilities, storage facilities or equipment.
●	Pandemics, epidemics, disease outbreaks and other public health crises, could materially adversely impact our business, financial condition, liquidity, and results of operations.
●	Failure in our information technology systems.
●	We rely on a limited number of suppliers, or, in some cases, a sole supplier, for some of our laboratory equipment and may not be able to find replacements or immediately transition to alternative suppliers.
●	Inability to attract and retain new talent, including members of our senior management team.
●	New and complex business, regulatory, political, operational, financial, and economic risks as a result of international business expansion.
●	Unanticipated difficulties involved in the implementation of partnership agreements with our pharmaceutical partners.
●	Failure to achieve or maintain sales of our products and solutions.
●	Failure to manage our future growth effectively, which could make it difficult to execute our business strategy.
●	Inability to successfully commercialize new products or solutions on a timely basis or at all.
●	Failure to expand our direct sales and marketing force to adequately address our pharmaceutical partners’ and clients’ needs.
●	The knowledge and interpretation-based solutions we provide to our pharmaceutical partners may not achieve significant commercial market acceptance.
●	Failure to keep pace with the rapidly evolving industry in which we operate.
●	We may fail to successfully respond to increasing demand for our products and solutions.
●	Failure to obtain favorable pricing for our products and to meet our profitability expectations.
●	Ethical, legal and social concerns related to the use of genomic information could reduce demand for our genetic rare disease knowledge and interpretation-based products and solutions.
●	Our resource allocation decisions may lead us to focus on research and development programs that are not commercially viable, and as a result we may be unable to recover the costs incurred under these efforts.
●	Failure to compete successfully with competitors, including new entrants in the market.
●	If our pharmaceutical partners experience any of a number of possible unforeseen events in connection with their clinical trials, our ability to commercialize future solutions or improvements to existing solutions could be delayed or prevented.

●	Our employees, principal investigators, consultants, and commercial partners may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements, insider trading, misappropriation of trade secrets and wrongful use or disclosure of confidential information.
●	We may lose the support of key thought leaders and fail to establish our products and solutions as a standard of care for patients with rare and neurodegenerative diseases.
●	Security breaches, loss of data, and other disruptions could compromise sensitive information related to our business or prevent us from accessing critical information and expose us to liability, which could adversely affect our business and our reputation.
●	We are subject to significant foreign currency exchange controls in certain countries in which we operate.
●	We may acquire assets or other businesses that could negatively affect our operating results, dilute our shareholders’ ownership, or increase our debt.
●	We may enter into joint ventures with third parties, which may subject us to various risks, including limited decision-making authority, reliance on our joint venture partners’ financial condition and the risk of disputes with our joint venture partners, which could adversely affect us.
●	Regulatory risks including as a result of conflicting requirements, regulatory changes in the way that the FDA and the European Union regulate laboratory developed tests, non-compliance with FDA and EMA regulatory requirements and with evolving European and other data privacy laws, violations of worldwide anti bribery laws, and our inability to obtain timely regulatory approvals or adhere to regulations regarding our products and solutions.
●	We may fail to achieve coverage or adequate reimbursement for our products and solutions by commercial third-party payors or government payors.
●	Inspections, reviews, audits and investigations under federal and state government programs and contracts and health insurance providers regarding our billing practices.
●	We may fail to successfully execute our contractual obligations associated with the establishment of our Joint Venture agreement.
●	Being subject to significant foreign currency exchange controls, we may incur financial loss as the milestone related payments stipulated in our Joint Venture agreement are denominated in Saudi Riyal.

Intellectual Property Risks Related to Our Business

●	Inability to obtain and maintain patent and other intellectual property protection for any products or solutions we develop and for our technology, allowing our competitors to develop and commercialize products and solutions similar or identical to ours.
●	Additional intellectual property risks, including our inability to protect the confidentiality of our trade secrets, know how, and other confidential and proprietary information, the unenforceability of our patents and intellectual property rights, third party claims of intellectual property infringement or commercial rights to inventions we develop, non-compliance with patent agency requirement and dependence on licenses granted to us by others.

Risks Relating to Our Financial Condition and Capital Requirements

●	We have a history of losses, and we may incur losses in the future.
●	We will require additional funding, which may not be available to us in the desired amount, at the desired time or on acceptable terms, or at all.
●	Failure to obtain additional capital to fund, develop and expand our operations.
●	We may fail to meet covenants in our debt agreements, which could result in acceleration of our payment obligations under our debt agreements, limit our operating and financial flexibility and in an event of default, result in losses to the assets securing our debt obligations.
●	Increasing our financial leverage could affect our operations, profitability, and ability to raise additional capital.
●	We may be required to refund grants and subsidies and may fail to meet covenants under loan facilities.
●	Our results of operations could be materially adversely affected by fluctuations in foreign currency exchange rates.
●	We have identified three material weaknesses in our internal control over financial reporting and may identify additional material weaknesses in the future that may cause us to fail to meet our reporting obligations or result in material misstatements of our financial statements. If we fail to remediate our material weaknesses or establish and maintain an effective system of internal control over financial reporting, we may not be able to report our financial results accurately or to prevent fraud, and such failure could cause investors to lose confidence in our reported financial and other public information and have a negative effect on the trading price of our common shares.

Certain Factors Relating to Our Common Shares

●	Risks relating to our common shares, including fluctuations in our share price, risk of dilution upon future issuances, multi-jurisdictional tax consequences, impacts of our Dutch public company status (including differing shareholder rights), risks resulting from our emerging growth company and foreign private issuer status, our non-payment of dividends and our broad discretion in the use of our cash on hand.
●	We may in the future not comply with all of Nasdaq’s continued listing standards and our common shares could be delisted.
●	We may not in the future regain compliance with all of Nasdaq´s listing requirements.
●	Failure to comply with Nasdaq’s rules governing the diversity of our board of directors.
●	Although not free from doubt, we do not believe that we were a “passive foreign investment company,” or a PFIC, for U.S. federal income tax purposes for 2023, there is a significant risk that we may be a PFIC for 2023 or one or more future taxable years. If we are a PFIC for any taxable year, U.S. shareholders may be subject to adverse U.S. federal income tax consequences.

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

During 2023, the Group has embarked upon a company wide transformation that is already reflecting positive progression of revenues. Concurrently, we are continuing to reflect significant reductions in our general expenses aiming to extend our cash runway. This transformation is accentuated with further savings while boosting the selling resources dedicated to our Pharmaceutical segment.

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

We believe our commercial success is dependent upon our ability to successfully market and sell our products and solutions to clients and pharmaceutical partners, to continue to sell our suite of diagnostic tests, to continue to expand our current relationships and to develop new relationships with pharmaceutical partners. The demand for our existing services may decrease or may not continue at historical rates for several reasons, including, among others, the development by competitors of new products or solutions that we are not able to commercialize, and increased competition from companies that offer similar products and solutions. In addition to reducing our revenue, if our pharmaceutical partners or clients decide to decrease or discontinue their partnerships or relationships with us, and their use of our knowledge and interpretation-based solutions, this may reduce our access to research and patient data that facilitates the incorporation of new information about rare or neurodegenerative diseases into the Centogene Biodatabank. Our business model and strategy depend on the continued input of new data into our repository, and any such reduction in access to research and patient data could affect our ability to offer the same quality and scope of solutions to our pharmaceutical partners and other clients, which could adversely affect our business, prospects, financial condition, and results of operations. We are currently not profitable. Even if we succeed in increasing adoption of our existing solutions by pharmaceutical partners or tests by our clients or pharmaceutical partners, we may fail to generate sufficient revenue to achieve and maintain profitability.

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

For example, the ongoing conflict between Russia and Ukraine, and the Middle East conflict have significantly disrupted supply chains and international trade. Following Russia’s invasion of Ukraine in February 2022, and the Middle East conflict started in October 2023, the United States, the United Kingdom, the European Union and other countries and supra-national entities have imposed comprehensive economic sanctions to Russia and Syria. The effects of the ongoing conflicts and global economy remains uncertain. However, they have resulted in significant volatility in financial markets, as well as an increase in energy and commodity prices globally.

While our business and operations are currently not significantly impacted, it is not possible to predict the broader or longer-term consequences of the conflicts. If the armed conflicts were to spread to other countries in Europe, we may incur significant costs associated with assisting our employees with relocating to neighboring countries or providing other forms of aid. We may also lose clients or experience other disruptions of our business activities in the impacted regions.

Other consequences of the conflicts could include further sanctions, embargoes, regional instability, geopolitical shifts and adverse effects on macroeconomic conditions, security conditions, currency exchange rates and financial markets. Such geopolitical instability and uncertainty could have a negative impact on our ability to conduct ongoing and future Diagnostics activities, Pharmaceutical collaborations, and research programs in certain regions. This could be due to trade restrictions, embargoes and export control law restrictions, and logistics restrictions, which could increase the costs, risks and adverse impacts from supply chain and logistics challenges. There can be no assurance that the Russia-Ukraine conflict, including any resulting sanctions, export controls or other restrictive actions, will not have a material adverse impact on our future operations and results.

In addition, increases in inflation may have an adverse effect on our business. Current and future inflationary effects may be driven by, among other things, supply chain disruptions and governmental stimulus or fiscal policies as well as the ongoing military conflicts. Continuing increases in inflation could impact the overall demand for our products, our costs for labor, material and services, and the margins we are able to realize on our products and services, all of which could have an adverse impact on our business, financial position, results of operations and cash flows.

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

Our inability to identify a sufficient number of patients for our partners’ clinical trials could result in significant delays and could require our partners to abandon one or more clinical trials altogether. Enrollment delays in our partners’ clinical trials may result in increased development costs for our partners’ drug candidates, which would cause the value of the solutions which we offer to our pharmaceutical partners to decline. If we are unable to identify patients with a specified driver of disease or applicable genomic alteration, this could compromise our ability to add value to our partners’ clinical trials by accelerating clinical development and regulatory timelines. In addition, our projections of both the number of people who have these diseases, as well as the subset of people with these diseases who have the potential to benefit from treatment with our partners’ existing treatments or drug candidates, are based on our internal estimates derived from data in the CENTOGENE Biodatabank. These estimates may prove to be incorrect, and new studies may reduce the estimated incidence or prevalence of these diseases. The number of patients in the United States, European Union and elsewhere may turn out to be lower than expected, may not be otherwise amenable to treatment with our partners’ drug candidates or may be difficult to identify and access, all of which would adversely affect our business, prospects and ability to achieve or sustain profitability.

We may fail to generate sufficient volumes of data from our diagnostic tests for inclusion in the CENTOGENE Biodatabank.

Our business model assumes that we will be able to continue to generate significant diagnostic test volume to maintain the generation of data that feeds into the CENTOGENE Biodatabank, which is necessary for the development of new products and solutions for our pharmaceutical partners and clients. We may not succeed in continuing to drive clinical adoption of our tests to achieve sufficient volumes. Inasmuch as detailed genetic or other data from our tests have only recently become available at relatively affordable prices, the pace and degree of clinical acceptance of the utility of such testing is uncertain. Specifically, it is uncertain how much genetic or other data will be accepted as necessary or useful, as well as how detailed that data should be, particularly since medical practitioners may have become accustomed to genetic or other testing that is specific to one or a few genes. To generate demand for our tests, we will need to continue to make our diagnostics clients, as well as physicians and key opinion leaders, aware of the benefits of our tests, including the price, the breadth of our testing options, and the benefits of having additional genetic or other data available from which to make treatment decisions. In addition, physicians in other areas of medicine may not adopt genetic or other testing for certain rare diseases as readily as it has been adopted for some more well-known rare diseases and our efforts to sell our tests to physicians outside of a set number of rare diseases may not be successful. A lack of or delay in increased clinical acceptance of our diagnostic tests would negatively impact sales and market acceptance of our tests and limit our ability to expand on the scope and quality of knowledge and interpretation-based solutions offered to our pharmaceutical partners, which could in turn impact our revenue growth and potential profitability.

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

Global economic conditions affect our pharmaceutical partners’ and diagnostic clients’ businesses and the markets they serve, and volatile, negative or uncertain economic conditions may have an adverse effect on our revenue growth and profitability. Volatile, negative or uncertain economic conditions in our significant markets, in particular in our North America, Middle East or European regions, where we generated 42.7% and 15.9%, respectively, of our total revenues for the year ended December 31, 2023, could undermine business confidence, both in those markets and other markets, and cause our pharmaceutical partners or clients to reduce or defer their spending on new technologies or initiatives or terminate existing contracts, which would negatively affect our business. Growth in the markets we serve could be at a slow rate, or could stagnate, for an extended period of time. Differing economic conditions and patterns of economic growth and contraction in the geographical regions in which we operate and the industries we serve may affect demand for our products and solutions. Weakening in these markets as a result of high government deficits, credit downgrades or otherwise could have a material adverse effect on our results of operations. Ongoing economic volatility and uncertainty affects our business in a number of other ways, including making it more difficult to accurately forecast partner demand beyond the short term and effectively build our revenue and resource plans, particularly given the iterative nature of the negotiation of new contracts with our pharmaceutical partners. This could result, for example, in us not having the level of appropriate personnel where they are needed and could have a significant negative impact on our results of operations.

In addition, global capital markets have continued to display increased volatility in response to global events, including the Russian invasion of Ukraine as well as the hostilities in the Middle East. Future crises may be precipitated by any number of causes, including natural disasters, epidemics, geopolitical instability and war, changes to energy prices or sovereign defaults. Any sudden or rapid destabilization of global economic conditions could negatively impact our ability to obtain new equity or debt financing or make other suitable arrangements to finance our operations. If increased levels of volatility continue or in the event of a rapid destabilization of global economic conditions, including as a result of an escalation of the mentioned conflicts, it may result in a material adverse effect on the Company and the trading price of the Company’s common shares could be adversely affected.

Furthermore, increases in inflation may have an adverse effect on our business. Current and future inflationary effects may be driven by, among other things, supply chain disruptions and governmental stimulus or fiscal policies as well as the ongoing military conflict between Russia and Ukraine as well as possible future escalation in the Middle East crises. Continuing increases in inflation could impact the overall demand for our products, our costs for labor, material and services, and the margins we are able to realize on our products, all of which could have an adverse impact on our business, financial position, results of operations and cash flows.

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

We have historically earned a large proportion of our revenue from a limited number of pharmaceutical partners and diagnostic testing clients. In the years ended December 31, 2023 and 2022, our top five pharmaceutical partners, in the aggregate, accounted for 26.7% and 29.8% of our revenues, respectively. The loss of, or material reduction in, revenues from any one of our major pharmaceutical partners or clients could materially reduce our total revenues, harm our reputation in the industry and/or reduce our ability to accurately predict our revenue, net income and cash flow. The loss of, or material reduction, in revenue from any one of our major pharmaceutical partners or clients could also adversely affect our gross profit and utilization as we seek to redeploy resources previously dedicated to that partner. We cannot assure you that revenue from our major pharmaceutical partners or clients will not be significantly reduced in the future. We also may not be able to maintain our relationships with our major pharmaceutical partners or clients on existing or on continued favorable terms and our major pharmaceutical partners or clients may not renew their agreements with us, in which case our business, financial condition and results of operations would be adversely affected.

In particular, during the year ended December 31, 2023, our collaboration with Takeda Pharmaceutical Company Limited, represented 12.6% of our total revenues (2022: 15.5%). We expect that our collaboration with Takeda will continue to account for a material portion of our revenue in 2024. The revenue attributable to Takeda may fluctuate in the future, which could have an adverse effect on our financial condition and results of operations. In addition, changes in the terms of our agreements with Takeda, or a modification or termination of our relationship with Takeda, could result in delays in the receipt of revenue by us, or a temporary or permanent loss of revenue to us. In addition, certain pharmaceutical companies, including those with which we currently have agreements, may choose not to do business with us or may seek out other partners for genetic rare disease information due to our strategic collaboration with Takeda, particularly if they are actual or potential competitors with Takeda. If we are unable to continue to grow our business with other pharmaceutical companies, our business and results of operations would be adversely affected.

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

We may face restrictions or delays in the receipt of patient samples to our laboratory for diagnostic testing.

Our business depends on our ability to receive samples quickly and reliably from physicians. Our proprietary, CE-Marked dried blood spot (DBS) collection kit, CentoCard®, is typically sent from locations worldwide to our laboratory in Rostock, Germany. Disruptions in delivery, whether due to factors beyond our control such as natural disasters, pandemics, terrorist threats, political instability, wars, governmental policies, failures by physicians to properly label or package the samples, failure by postage services, labor disruptions, bad weather or other factors could adversely affect the receipt by us of samples or specimen integrity and could impact our ability to process samples in a timely manner and to provide our services to our clients and pharmaceutical partners. There is a general trend in certain countries, for example in China, Saudi Arabia and certain countries in South America, where policies have been introduced or are under consideration that restrict the processing of genetic or other testing outside the country in which the patient is located. This could disrupt the transportation of samples to our testing from such countries and could adversely impact our current business operations or prevent us from expanding into certain new regions.

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

The collection of data and samples in many different countries results in complex legal questions regarding the adequacy of consent and the status of genetic material under many different legal systems. In some jurisdictions, samples that contain a person’s DNA might irrevocably qualify as personal data, as in theory such samples can never be completely anonymized. Legitimate interests of the donor might cause a “revival” of his or her personal rights in the future and limit our rights of utilization. The subject’s consent obtained in any particular country could be withdrawn or challenged in the future, and those consents could prove invalid, unlawful, or otherwise inadequate for our purposes. Furthermore, we may face disputes with patients should their data be used in a manner which they did not expect or if the consent was recorded incorrectly or obtained fraudulently. Any findings against us, or our pharmaceutical partners, clients, or distributors, could deny us access to or force us to stop using certain of our clinical data or samples, which would impede our genetic or other information solution development efforts. We could become involved in legal challenges, which could result in substantial costs and be a distraction to management and other employees. Such claims could materially harm our business, prospects, financial condition, and result of operations.

If access to our highly specialized laboratory facilities, storage facilities or equipment is interrupted or damaged, our business could be negatively impacted.

Our diagnostic testing products and pharmaceutical solutions are rendered at our laboratory facilities. We currently run most of our core diagnostic testing at our laboratory in Rostock, Germany. If our laboratory becomes inoperable or some or all of our key equipment ceases to function even for a short period of time, we may be unable to perform our genetic or other tests or develop solutions in a timely manner or at all, which may result in the loss of clients and pharmaceutical partners or harm to our reputation, and we may be unable to regain those clients and pharmaceutical partners or repair our reputation in the future. Our facilities and equipment could be harmed or rendered inoperable by natural or man-made disasters, including war, fire, earthquake, flood, power loss, communications or internet failure or interruption, or terrorism, which may render it difficult or impossible for us to operate our information platforms or equipment for some period of time.

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

In the normal course of our business, we depend on information technology and telecommunications systems for significant elements of our operations, including the CENTOGENE Biodatabank, our CentoPortal® client-facing platform, our laboratory information management system, our third-party datacenter solutions, our broadband connections and our client relationship management system. We have installed several enterprise software systems that affect a broad range of business processes and functional areas, including, for example, systems handling human resources, financial controls and reporting, contract management and other infrastructure operations. These information technology systems support a variety of functions, including laboratory operations, test validation, sample tracking, quality control, customer service support, billing and reimbursement, research and development activities, scientific and medical curation, and general administrative activities. In addition, our system is backed up by two offsite data centers that offer a disaster recovery system for our database in separate locations. Any technical problems that may arise in connection with third-party data center hosting facilities could result in interruptions in our service.

Despite the security measures we have in place and any additional measures we may implement in the future to safeguard our systems and to mitigate potential security risks, our facilities and systems, and those of our third-party service providers, could be vulnerable to cybersecurity incidents, computer viruses, lost or misplaced data, programming errors, human errors, acts of vandalism, viruses, bugs, worms, or other malicious codes, malware, including as a result of advanced persistent threat intrusions, and other attacks by computer hackers, cracking, application security attacks, social engineering, including through phishing attacks, supply chain attacks and vulnerabilities through our third-party service providers, denial-of-service attacks, such as credential stuffing, credential harvesting, personnel misconduct or error, supply-chain attacks, software bugs, server malfunctions, software or hardware failures, loss of data or other information technology assets, adware, telecommunications failures, earthquakes, fires, floods, and other similar threats. Any steps we take to deter, identify, and mitigate these risks may not be successful and may cause us to incur increasing costs. Our business will also be harmed if our laboratory partners and potential laboratory partners believe our service is unreliable. Moreover, despite network security and back-up measures, some of our servers are potentially vulnerable to physical or electronic break-ins, malicious computer software (malware), and similar disruptive problems.

Such threats are prevalent and continue to rise, are increasingly difficult to detect, and come from a variety of sources, including traditional computer “hackers,” threat actors, “hacktivists,” organized criminal threat actors, personnel, such as through theft or misuse, sophisticated nation states, and nation-state-supported actors. In particular, ransomware attacks, including those from organized criminal threat actors, nation-states and nation-state supported actors, are becoming increasingly prevalent and severe and can lead to significant interruptions, delays, or outages in our operations, loss of data, including sensitive customer information, loss of income, significant extra expenses to restore data or systems, reputational loss and the diversion of funds.

Some threat actors also now engage and are expected to continue to engage in cyber-attacks, including without limitation nation-state actors, for geopolitical reasons and in conjunction with military conflicts and defense activities. During times of war and other major conflicts, we, the third parties upon which we rely, and our customers may be vulnerable to a heightened risk of these attacks, including retaliatory cyber-attacks, that could materially disrupt our systems and operations, supply chain and ability to produce, sell and distribute our goods and services.

While we take steps to detect and remediate vulnerabilities, we may not be able to detect and remediate all vulnerabilities because the threats and techniques used to exploit such vulnerabilities change frequently and are often sophisticated in nature. Therefore, such vulnerabilities could be exploited but may not be detected until after a cybersecurity incident has occurred, if at all. Further, we may experience delays in developing and deploying remedial measures designed to address any such identified vulnerabilities.

Failures or significant downtime of our information technology systems, or those used by our third-party service providers, could prevent us from conducting our comprehensive genomic analyses, preparing, and providing reports and data to partners and physicians, billing payors, processing reimbursement appeals, handling patient or physician inquiries, conducting research and development activities, and managing the administrative aspects of our business. We may also need to expend significant additional resources to protect against cybersecurity threats or to address actual breaches or to redress problems caused by cybersecurity breaches. Additionally, to the extent that any disruption or security breach results in a loss or damage to our data or applications, or inappropriate disclosure of confidential or proprietary information, we may incur significant liability. Any cybersecurity incident, or disruption or loss of information technology or telecommunications systems on which critical aspects of our operations depend could result in significant expenses and have an adverse effect on our business. Applicable data privacy and security obligations may require us to notify relevant stakeholders, regulatory authorities, and other individuals of cybersecurity incidents, and take other remedial measures. Such disclosures and measures are costly, and the disclosure or the failure to comply with such requirements could lead to adverse consequences. Any such event could also result in legal claims or proceedings, liability under laws that protect the privacy of personal information and significant regulatory penalties, and damage to our reputation and a loss of confidence in us and our ability to conduct clinical trials, which could delay the clinical development of our product candidates.

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

New diagnostic test products and our interpretation-based solutions, take time to develop and commercialize. We may fail to develop and commercialize new diagnostic tests or solutions on a timely basis. Moreover, there can be no assurance that our products or solutions will be capable of meeting the needs of our clients and pharmaceutical partners, or that we will be able to commercialize them at all. Before we can commercialize any new products or solutions, we need to expend significant funds in order to:

●	conduct substantial research and development, including epidemiology and validation studies and potentially patient scope analyses;
●	further develop our laboratory processes or equipment;
●	allocate laboratory space for new solutions or further scale our infrastructure to accommodate research and development or new equipment;
●	in the case of products or solutions for which we are seeking regulatory or marketing approval, pursue such regulatory approval.

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

Our future sales and further business growth will depend in large part on our ability to develop, and expand, our sales force and to increase the scope of our marketing efforts. Our target market of pharmaceutical partners and clients is a diverse market with individualized needs. As a result, we believe it is necessary to develop a sales force that includes sales representatives with specific rare and neurodegenerative disease technical backgrounds. We will also need to attract and develop marketing personnel with industry expertise. Competition for such employees is intense. We may not be able to attract and retain personnel or be able to build an efficient and effective sales and marketing force, which could negatively impact sales and market acceptance of our products or solutions and limit our revenue growth and potential profitability. Our expected future growth will impose significant added responsibilities on members of management, including the need to identify, recruit, maintain, and integrate additional employees. Our future financial performance will depend in part on our ability to manage this potential future growth effectively, without compromising quality.

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

We believe that the successful completion of clinical trials by partners that use our solutions, publication of scientific and medical results based on the information gained from our CENTOGENE Biodatabank in peer-reviewed journals, and presentations at leading conferences are critical to the broad adoption of our solutions. Publication in leading medical journals is subject to a peer-review process, and peer reviewers may not consider the results of studies involving our solutions sufficiently novel or worthy of publication.

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

While personalized genomic and multiomic diagnostics is a relatively new area of science, we face competition from companies that offer tests or have conducted research to profile genes and gene expression in various rare and neurodegenerative diseases. Our principal competition comes from diagnostic companies that offer diagnostic tests that capture genetic, phenotypic and epidemiological data, as well as laboratories and academic research centers. Many hospitals and academic medical centers may also seek to perform the type of genetic or other testing and knowledge and interpretation-based solutions we offer at their own facilities or using their own research capabilities.

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

The secure processing, storage, maintenance, and transmission of this critical information is vital to our operations and business strategy. Our information technology and infrastructure, and that of our third-party disaster recovery back-up providers, may be vulnerable to attacks by hackers or malicious software or breached due to personnel error, unauthorized access, malfeasance, or other disruptions. Any such breach or interruption could compromise the security or integrity of our networks, and the information stored there could be accessed by unauthorized parties or publicly or incorrectly disclosed, corrupted, lost, or stolen. Any such access, disclosure, corruption, other loss, or theft of information could result in governmental investigations, class action legal claims or proceedings, liability under laws that protect the privacy of personal information, such as but not limited to the Health Insurance Portability and Accountability Act (“HIPAA”), the General Data Protection Regulation (EU 2016/679) (“GDPR”), the United Kingdom’s General Data Protection Regulation (“UK GDPR”) and regulatory penalties. Although we have implemented security measures and a formal, dedicated enterprise security program to prevent unauthorized access to person data, applications such as our online client-facing portals are currently accessible through public web portals and may, in the future, be accessible through dedicated mobile applications, and there is no guarantee we can absolutely protect our online portals or our mobile applications from breach. Unauthorized access to, or loss or dissemination of, the data embedded in or transferred via these applications could also disrupt our operations, including our ability to conduct our analyses, provide test results, bill our pharmaceutical or other partners, provide client assistance solutions, conduct research and development activities, collect, process, and prepare company financial information, provide information about our products and solutions and other pharmaceutical partner and physician education and outreach efforts through our website, manage the administrative aspects of our business, and damage our reputation, any of which could adversely affect our business.

HIPAA, which establishes comprehensive federal protection for the privacy and security of health information, was expanded and strengthened by Subtitle D of the Health Information Technology for Economic and Clinical Health Act (“HITECH”) provisions of the American Recovery and Reinvestment Act of 2009. HIPAA, as amended by HITECH, applies to health plans, healthcare clearing houses, and healthcare providers that conduct certain healthcare transactions electronically, called “Covered Entities,”, as well as individuals or entities that perform services to Covered Entities involving the use, or disclosure of, individually identifiable health information or "PHI" under HIPAA. Such service providers are called "Business Associates." Under HIPAA, as amended by HITECH, the United States Department of Health and Human Services (“HHS”) has issued regulations to protect the privacy and security of PHI (“HIPAA Regulations”). HIPAA also regulates and standardizes the codes, formats and identifiers used in certain healthcare transactions and standardization of identifiers for health plans and providers, for example insurance billing. Any non-compliance with HIPAA and HITECH and related penalties, could adversely impact our business.

HIPAA’s privacy regulations protect medical records and other PHI by limiting its use and release, giving individuals a variety of rights with respect to their PHI, including the right to access their medical records and limiting most disclosures of PHI to the minimum amount necessary to accomplish an intended purpose.

HIPAA’s security rule requires the implementation of administrative, physical, and technical safeguards and the adoption of written security policies and procedures to ensure the confidentiality, integrity and availability of PHI stored electronically. HIPAA also requires Covered Entities and Business Associates to enter into business associate agreements with certain required provisions documenting assurances of compliance with applicable HIPAA regulations by the Business Associate.

HIPAA Regulations also require breach notification. Covered Entities must report breaches of PHI that have not been encrypted or otherwise secured in accordance with guidance from the Secretary of HHS (the “Secretary”). Required breach notices must be made as soon as is reasonably practicable, but no later than sixty days following discovery of the breach. Reports must be made to affected individuals and to the Secretary and in some cases, they must be reported through local and national media, depending on the size of the breach. Large-scale breaches affecting 500 or more individuals must be immediately reported to the Secretary and are then publicly posted on an HHS website. To avoid penalties for failure to comply with breach notification provisions, we must ensure that breaches of unsecured PHI are promptly detected and reported within the company, so that we can make all required notifications on a timely basis. However, even if we make required reports on a timely basis, we may still be subject to penalties for the underlying breach and at risk of significant penalties and reputational harm if we experience a large-scale data breach.

We are currently subject to the HIPAA Regulations as a Covered Entity and maintain an active compliance program. We are subject to audit by HHS, and we may be investigated in connection with a privacy or data security complaint or reported breach. HHS may also initiate a compliance review focusing on all or any part of our HIPAA compliance program. Significant civil and criminal fines and other penalties may be imposed for violating HIPAA directly, and in connection with acts or omissions of any agents, including a downstream Business Associate, as determined according to the federal common law of agency. Civil penalties are adjusted for inflation on an annual basis and can exceed one million dollars per year for failure to comply with a HIPAA requirement.

A single breach incident can violate multiple requirements. Additionally, a person who knowingly obtains or discloses PHI in violation of HIPAA may face criminal penalties, including fines and imprisonment, which increase if the wrongful conduct involves false pretenses or the intent to sell, transfer or use PHI for commercial advantage, personal gain or malicious harm. Covered entities are also subject to enforcement by state Attorneys General who were given authority to enforce HIPAA.

We are subject to significant foreign currency exchange controls in certain countries in which we operate.

We are in some countries, and could become elsewhere, subject to strict restrictions on the movement of cash and the exchange of foreign currencies, which limits our ability to use this cash across our global operations. We also face risks related to the collection of payments due to us from our major pharmaceutical partners or clients that are located in certain geographical regions with foreign currency or international monetary controls. This risk could increase as we continue our geographic expansion. In particular, for the years ended December 31, 2023 and 2022 we derived 42.7% and 41.9% respectively, of our total revenues from our Middle East region. Certain Middle East economies have adopted or been subject to international restrictions on the ability to transfer funds out of the country and convert local currencies into euros. This may increase our costs and limit our ability to convert local currency into euros and transfer funds out of certain countries. Any shortages or restrictions may impede our ability to convert these currencies into euros and to transfer funds, including for the payment of dividends or interest or principal on our outstanding debt.

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

Our laboratory in Germany is subject to the Clinical Laboratory Improvement Amendments of 1998 (“CLIA”), a United States federal law that regulates all clinical diagnostic laboratories that perform testing on specimens derived from humans for the purpose of providing information for the diagnosis, prevention, or treatment of disease. CLIA regulations mandate specific standards in the areas of personnel qualifications, administration, participation in proficiency testing, patient test management, quality control, quality assurance, and inspections. Our laboratory has a current certificate of accreditation under CLIA to conduct all genetic and biochemical analyses offered through our accreditation by the College of American Pathologists (“CAP”). To renew the CLIA certificates, we are subject to a survey and inspection every two years. Moreover, CLIA inspectors may make unannounced inspections of our clinical laboratories at any time.

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

We are also subject to HIPAA, for the U.S samples tested in Germany, under which the Department of Health and Human Services established comprehensive federal standards with respect to the privacy and security of protected health information and requirements for the use of certain standardized electronic transactions; certain of our services, including our online client-facing portals for reporting and research, are subject to these standards and requirements. Amendments to HIPAA under the Health Information Technology for Economic and Clinical Health Act (the “HITECH Act”), and related regulatory amendments, which strengthen and expand HIPAA privacy and security standards, increase penalties for violators, extend enforcement authority to state attorneys general, and impose requirements for breach notification.

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

We are subject to numerous federal, local and foreign laws and regulations; complying with laws pertaining to our business is an expensive and time-consuming process, and any failure to comply could result in substantial penalties and a material adverse effect to our business and operations.

Our operations are subject to extensive federal, state, local and foreign laws and regulations, all of which are subject to change. These laws and regulations currently include, among other things:

●	CLIA, which requires that laboratories obtain certification from the federal government, and state licensure laws;
●	FDA laws and regulations, including but not limited to requirements for offering LDTs;
●	HIPAA, which imposes comprehensive federal standards with respect to the privacy and security of PHI, and requirements for the use of certain standardized electronic transactions; amendments to HIPAA under HITECH, which strengthened and expanded HIPAA privacy and security compliance requirements, increased penalties for violators, extended enforcement authority to state attorneys general and imposed requirements for breach notification;
●	state laws regulating genetic testing and protecting the privacy of genetic test results, as well as state laws protecting the privacy and security of health information and personal data and mandating reporting of breaches to affected individuals and state regulators;

●	the federal Anti-Kickback Statute, which prohibits knowingly and willfully offering, paying, soliciting, or receiving remuneration, directly or indirectly, in exchange for or to induce either the referral of an individual, or the furnishing, arranging for, or recommending of an item or service that is reimbursable, in whole or in part, by a federal health care program;
●	the Eliminating Kickbacks in Recovery Act, which is an all-payor anti-kickback law that makes it a criminal offense to pay any remuneration to induce referrals to, or in exchange for, patients using the services of a recovery home, a substance use clinical treatment facility, or laboratory;
●	the federal False Claims Act, which imposes liability on any person or entity that, among other things, knowingly presents, or causes to be presented, a false or fraudulent claim for payment to the federal government;
●	the CMP Law, which prohibits, among other things, the offering or transfer of remuneration to a Medicare or Medicaid beneficiary if the person knows or should know it is likely to influence the beneficiary’s selection of a particular provider, practitioner, or supplier of services reimbursable by Medicare or Medicaid, unless an exception applies;
●	other federal and state fraud and abuse laws, such as anti-kickback laws, prohibitions on self-referral, and false claims acts, which may extend to services reimbursable by any commercial payor, including private insurers;
●	PAMA, which requires applicable laboratories to report commercial payor data in a timely and accurate manner every three years (and in some cases annually);
●	state laws that impose reporting and other compliance-related requirements; and
●	similar foreign laws and regulations that apply to us in the countries in which we operate.

As a clinical laboratory, our business practices may face heightened scrutiny from government enforcement agencies such as the Department of Justice, the OIG and CMS. The OIG has issued fraud alerts in recent years that identify certain arrangements between clinical laboratories and referring physicians as implicating the Anti-Kickback Statute. The OIG has stated that it is particularly concerned about these types of arrangements because the choice of laboratory, as well as the decision to order laboratory tests, typically are made or strongly influenced by the physician, with little or no input from the patient. Moreover, the provision of payments or other items of value by a clinical laboratory to a referral source could be prohibited under the federal self-referral prohibition, commonly known as the Stark Law or the Physician Self-Referral Law, unless the arrangement meets all criteria of an applicable exception. The government has actively enforced these laws against clinical laboratories in recent years.

These laws and regulations are complex and are subject to interpretation by the courts and by government agencies. Our failure to comply could lead to significant civil or criminal penalties, exclusion from participation in state and federal health care programs, individual imprisonment, disgorgement of profits, contractual damages, reputational harm, diminished profits and future earnings, additional reporting or oversight obligations if we become subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with the law, curtailment or restructuring of our operations, or prohibitions or restrictions on our laboratories’ ability to provide or receive payment for our services, any of which could adversely affect our ability to operate our business and pursue our strategy. We believe that we are in material compliance with all statutory and regulatory requirements, but there is a risk that one or more government agencies could take a contrary position, or that a private party could file suit under the qui tam provisions of the federal False Claims Act or a similar state law. Such occurrences, regardless of their outcome, could damage our reputation and adversely affect important business relationships with third parties, including managed care organizations, and other private commercial payors.

The growth of our business may increase the potential of violating similar foreign laws or our internal policies and procedures. The risk of us being found in violation of these or other laws and regulations is further increased by the fact that many have not been fully interpreted by the regulatory authorities or the courts, and their provisions are open to a variety of interpretations. Any action brought against us for violation of these or other laws or regulations, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management’s attention from the operation of our business. Any of the foregoing consequences could seriously harm our business and our financial results.

We may fail to comply with evolving European and other privacy laws.

On May 25, 2018, Regulation (EU) 2016/679 of the European Parliament and of the Council of April 27, 2016 on the protection of natural persons with regard to the processing of personal data and on the free movement of such data (the “GDPR”) went into effect, and the UK GDPR became effective in January 2021. In the United Kingdom, the GDPR has been implemented into United Kingdom domestic law, pursuant to the Data Protection, Privacy and Electronic Communications (Amendments etc.) (EU Exit) Regulations 2019 (as amended), which makes some minor technical amendments to ensure the GDPR is operable in the United Kingdom, or the UK GDPR. The UK GDPR is also supplemented by the Data Protection Act 2018. United Kingdom and European Union data protection law is therefore aligned. The GDPR and the UK GDPR impose a broad range of strict requirements on companies subject to the GDPR and the UK GDPR, such as us, and their processors, including requirements relating to having legal bases for processing personal data relating to identifiable individuals and transferring such information outside the European Economic Area (the “EEA”) or the UK, including to the United States, providing notice and details to those individuals regarding the processing of their personal data, keeping personal data secure, having data processing agreements with third parties who process personal data as processor, responding to individuals’ requests to exercise their rights in respect of their personal data, reporting security breaches involving personal data to the competent national data protection authority and affected individuals, appointing data protection officers, conducting data protection impact assessments, and record keeping. The GDPR and the UK GDPR increase substantially the penalties to which we could be subject in the event of any non-compliance, including fines of up to the higher of 10,000,000 euros and 2% of our total worldwide annual turnover for the preceding financial year for certain comparatively minor offenses, or up to the higher of 20,000,000 euros and 4% of our total worldwide annual turnover for the preceding financial year under the GDPR, or 17,500,000 GBP and 4% of our total worldwide annual turnover under the UK GDPR, for more serious offenses. Given the new law, we face uncertainty as to the exact interpretation of the new requirements and we may be unsuccessful in implementing all measures required by data protection authorities or courts in interpretation of the new law.

National laws of member states of the European Union may partially deviate from the GDPR and impose different obligations from country to country. Therefore, we may not operate in a uniform legal landscape in the European Union. Also, in the field of handling genetic and health data, the GDPR specifically allows national laws to impose additional and more specific requirements or restrictions, and European laws have historically differed quite substantially in this field, leading to additional uncertainty. Following Brexit, we are also required to comply with the UK GDPR. The free movement of data between the United Kingdom and the Member States of the European Union is ensured by an Adequacy Decision by the European Commission pursuant to Art. 45 GDPR. However, there are efforts to change data protection law in the United Kingdom. In this context, there is uncertainty as to whether an adequate level of data protection can continue to be maintained, including the free movement of data between the United Kingdom and the European Union. These changes could lead to additional compliance costs and could increase our overall risk.

We must also ensure that we maintain adequate safeguards to enable the transfer of personal data outside of the EEA and the UK, in particular to the United States, in compliance with European and UK data protection laws. In this regard, the July 2020 ruling by the Court of Justice of the EU (the “CJEU”) in the case referred to as Schrems II is significant. The CJEU held that businesses can use European Commission endorsed standard contractual clauses (“SCCs”), which are widely relied on, for data transfers to jurisdictions outside of the EEA. However, it emphasized the need for due diligence by businesses if they wish to use SCCs and called into question whether businesses can use SCCs to facilitate data transfers to certain jurisdictions with invasive surveillance regimes in a way which complies with the GDPR and the UK GDPR. This is also true for the new set of SCCs adopted by the European Commission in 2021. The CJEU also invalidated the EU-US Privacy Shield for transferring personal data from the EEA to the US. Under Clause 14 of the new SCC, data exporters must conduct a “data transfer impact assessment” (“DTIA”) to ensure that the data importer can actually contractually guarantee adequate data protection standards under the SCC. Such DTIA are both costly and time consuming. In addition, there is great uncertainty about how the DTIA is to be carried out in individual cases and how the national regulations in the country of the data importer are to be considered. However, on July 10, 2023, the European Commission adopted an adequacy decision for a new mechanism for transferring data from the European Union to the United States – the E.U.-U.S. Data Privacy Framework, which provides E.U. individuals with several new rights, including the right to obtain access to their data, or obtain correction or deletion of incorrect or unlawfully handled data, and allows U.S. companies to self-certify to the U.S. Department of Commerce their compliance with a set of agreed privacy principles in order to freely receive E.U. personal data. The adequacy decision followed the signing of an executive order in the U.S. introducing new binding safeguards to address the points raised in the Schrems II judgment. Notably, the new obligations were geared to ensure that data can be accessed by U.S. intelligence agencies only to the extent necessary and proportionate and to establish an independent and impartial redress mechanism to handle complaints from Europeans concerning the collection of their data for national security purposes. The UK-US Data Bridge (the UK extension to the Data Privacy Framework) came into force shortly after the E.U. – U.S. Data Privacy Framework and provides UK individuals with similar rights. Organizations that have not certified under the under the E.U. – U.S. Data Privacy Framework (or the UK-US Data Bridge) may utilize another data transfer mechanism, such as the EU Commission approved Standard Contractual Clauses, or the UK equivalent, respectively. The European Commission and the UK government will continually review developments in the United States along with their adequacy decisions. Consequently, there is some risk of any data transfers from the EU and UK being halted. In addition, in June of 2021, the European Commission issued a decision, which will sunset on June 27, 2025 without further action, that the United Kingdom ensures an adequate level of protection for personal data transferred under the E.U. GDPR from the E.U. to the United Kingdom. Adequacy decisions can be adapted or even withdrawn in the event of developments affecting the level of protection in the applicable jurisdiction.

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

In addition, various U.S. states have enacted privacy and security laws and regulations, and such laws and regulations vary from state to state, constantly evolve, and remain subject to significant change. In some cases, such laws and regulations can impose more restrictive requirements than HIPAA and other U.S. federal laws, thus complicating compliance efforts. By way of example, California has enacted the California Consumer Privacy Act, or CCPA, which went into effect in January of 2020. The CCPA established a new privacy framework for covered businesses by creating an expanded definition of personal information, establishing new data privacy rights for California residents, requiring covered business to provide new disclosures to California residents, and creating a new and potentially severe statutory damages framework for violations of the CCPA and for businesses that fail to implement reasonable security procedures and practices to prevent data breaches. Additionally in 2020, California voters passed the California Privacy Rights Act, or CPRA, which went into full effect on January 1, 2023. The CPRA significantly amends the CCPA, potentially resulting in further uncertainty, additional costs and expenses in an effort to comply and additional potential for harm and liability for failure to comply. Among other things, the CPRA established a new regulatory authority, the California Privacy Protection Agency, which is tasked with enacting new regulations under the CPRA and will have expanded enforcement authority. In addition to California, more U.S. states are enacting similar legislation, increasing compliance complexity, and increasing risks of failures to comply. In 2023, comprehensive privacy laws in Virginia, Colorado, Connecticut, and Utah all took effect, and laws in Montana, Oregon, and Texas will take effect in 2024. In addition, laws in other U.S. states are set to take effect beyond 2024, and additional U.S. states have proposals under consideration, all of which are likely to increase our regulatory compliance costs and risks, exposure to regulatory enforcement action and other liabilities. While these state privacy laws, like the CCPA, also exempt some data processed in the context of clinical trials (and most also exempt employee and business personal data), these developments further complicate compliance efforts, and increase legal risk and compliance costs for us and the third parties upon whom we rely. The scope and enforcement of these laws is uncertain and subject to rapid change. For example, increasing concerns about health information privacy have recently prompted the federal government to take a newly expansive view of the scope of existing privacy laws and regulations. Congress and some states are considering (and in some cases have passed) new laws and regulations that further and more broadly protect the privacy and security of personal health information.

The interplay of federal and state laws may be subject to varying interpretations by courts and government agencies, creating complex compliance issues for us and our clients and potentially exposing us to additional expense, adverse publicity, and liability. Further, as regulatory focus on privacy issues continues to increase and laws and regulations concerning the protection of personal information expand and become more complex, these potential risks to our business could intensify.

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

The FDA does not currently regulate most laboratory developed tests (“LDTs”). We believe that the tests we currently offer meet the definition of LDTs, as they have been designed, developed and validated for use in a single CLIA-certified laboratory. If our tests are qualified as LDTs, they are currently subject to FDA enforcement discretion, meaning that the agency will not actively pursue enforcement action of such tests under the medical device regulations. Since the early 1990s, the FDA has taken the position that, although LDTs are medical devices, it would exercise enforcement discretion by not requiring compliance with the FDC Act, or its regulations for LDTs. However, in October 2023, the FDA issued a proposed rule aimed at regulating LDTs under the current medical device framework and proposing to phase out its existing enforcement discretion policy for this category of diagnostic tests. The agency’s proposal envisions that the LDT enforcement policy phase-out process would occur in gradual stages over a total period of four years, with premarket approval applications for high-risk tests to be submitted by the 3.5-year mark, although more details are expected to be provided with the upcoming final rule. The FDA plans to finalize the LDT rule in April 2024, but it is likely to face litigation challenging the agency’s authority to take such action. Affected stakeholders continue to press for a comprehensive legislative solution to create a harmonized paradigm for oversight of LDTs by both the FDA and CMS, instead of implementation of the proposed FDA administrative action, which may be disruptive to the industry and to patient access to certain diagnostic tests.

Separately, members of Congress have been working for the past several years on legislation to create an LDT and IVD regulatory framework that would be separate and distinct from the existing medical device regulatory framework. For example, as drafted and re-introduced for consideration by the current Congress, the Verifying Accurate, Leading-edge IVCT Development Act, or VALID Act, would codify into law the term “in vitro clinical test,” to create a new medical product category separate from medical device that includes all products currently regulated as IVDs as well as LDTs. The VALID Act would also create a new system for labs and hospitals to use to submit their tests electronically to the FDA for approval, which is aimed at reducing the amount of time it takes for the agency to approve such tests, and to establish a new program to expedite the development of diagnostic tests that can be used to address a current unmet need for patients.

Whether as a result of new legislative authority or following formal notice-and-comment rulemaking, if the FDA begins to enforce new regulatory requirements for LDTs, or if the FDA disagrees with our assessment that our IVD products are LDTs, our tests could for the first time be subject to a variety of regulatory requirements, including registration and listing, medical device reporting and quality control. We also could be required to obtain premarket clearance or approval for our existing test and any new tests we are developing or may develop, which may force us to cease marketing such products until we obtain the required clearance or approval. If we are required to obtain premarket clearance or approval and/or conduct premarket clinical trials, our development costs could significantly increase, our introduction of any new tests we may develop may be delayed, and sales of our existing test could be interrupted or stopped. If the FDA requires any form of premarket review, our tests may not be cleared or approved on a timely basis, or at all. Any of these outcomes could reduce our revenue or increase our costs and materially adversely affect our business, prospects, results of operations, or financial condition. Moreover, any cleared or approved labeling claims may not be consistent with our current claims or adequate to support continued adoption of and reimbursement for our tests.

Additionally, should future regulatory actions affect any of the reagents we obtain from suppliers and use to perform our commercial tests, our business could be adversely affected in the form of increased costs of testing or delays, limits, or prohibitions on the purchase of necessary reagents. While we qualify all materials used in our products in accordance with the regulations and guidelines of CLIA, the FDA could promulgate regulations or issue guidance for industry that may impact our ability to purchase materials necessary for the performance of our tests. If any of the reagents we obtain from suppliers and use are affected by future regulatory actions, our business could be adversely affected, including by increasing the cost of testing or delaying, limiting, or prohibiting the purchase of reagents necessary to perform testing with our products.

Failure to comply with any applicable FDA requirements could trigger a range of enforcement actions by the FDA, including but not limited to warning letters, civil monetary penalties, injunctions, criminal prosecution, recall or seizure, operating restrictions, partial suspension or total shutdown of operations and denial of or challenges to applications for clearance or approval, as well as significant adverse publicity.

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

The diagnostic tests we currently offer might meet the definition of LDTs, as they have been designed, developed and validated for use in a single CLIA-certified laboratory. If our tests are LDTs, they are currently subject to FDA enforcement. As of 2022, when the new IVDR came into force in the European Union, a qualification of our diagnostic tests as IVD becomes more likely as the manufacturing of diagnostic tests “on an industrial scale” might not qualify as LDTs. The IVDR itself does not provide for a definition of the term “industrial scale”. According to the guidance document MDCG-2023-01 published by the Medical Devices Coordination Group (“MDCG”), this new concept for LDTs involves many factors to be considered on a case-by-case basis, including e.g., volume of production, commercial aspects and manufacturing process. Moreover, the facilitations applicable to LDT as laid down in Art. 5 IVDR should only be applicable to devices that are produced by a health institution in order to meet the patient group’s specific needs, and therefore, no more than the estimated number of required devices should be produced. If the FDA takes action to finalize and implement a regulatory system for LDTs, or if legislation is enacted that subjects LDTs to FDA regulation, we would need to comply with the FDA regulatory requirements for our LDTs. If the FDA takes action to regulate LDTs as devices, we believe that our LDTs would likely be regulated as Class II devices.

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

Class II medical devices must obtain FDA clearance of a premarket notification, or 510(k) clearance, prior to marketing, unless the FDA has exempted the device from this requirement. Under the 510(k) process, we must demonstrate that our test is substantially equivalent in technological characteristics and intended use to a legally marketed predicate device. The FDA’s review and clearance of a 510(k) usually takes from three to twelve months, but it can take longer. Any modifications to an FDA-cleared device that could significantly affect its safety or effectiveness or that would constitute a major change in its intended use would require a new 510(k) clearance or, if the modified device is not substantially equivalent, possibly a de novo classification request or a premarket approval (“PMA”) application.

If we are unable to identify an appropriate predicate that is substantially equivalent to our device, we would be required to submit a PMA application or a De Novo classification request, because devices that have not been classified are automatically categorized as Class III. Under the De Novo classification process, we may request that the FDA classify a new low or moderate risk device that lacks an appropriate predicate as a Class I or Class II device. The De Novo classification process typically requires the development of clinical data and usually takes between six to twelve months from the time of submission of the required application, but it can take longer.

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

We may be subject to inspections, reviews, audits and investigations regarding our billing practices to verify our compliance with federal and state government program requirements and contracts and applicable laws and regulations. Other third-party payors, including private health insurance providers, may also reserve the right to conduct audits. An adverse result of an inspection, review, audit or investigation could result in:

●	denial of claims or recoupment or refunding of amounts from other payors;
●	state or federal agencies imposing fines, penalties or other sanctions on us, including under the federal U.S. False Claims Act;
●	temporary suspension of payments;
●	revocation of billing privileges or exclusion from participation in programs or one or more payor networks;
●	self-disclosure of violations to applicable regulatory authorities;
●	damage to our reputation;
●	criminal penalties;

●	revision or restatements of historical financial statements, including derecognition of revenue for claims we were not entitled to; and
●	loss of certain rights under, or termination of, our contracts with payors.

We have in the past and may in the future be required to refund amounts we have been paid and/or pay fines and penalties as a result of these inspections, reviews, audits and investigations, in particular if our documentation, billing and other practices do not comply with applicable government program or other payor requirements.

We responded to an asserted overpayment following an audit of claims for diagnostic tests that was submitted to the U.S. government Medicare program previously recognized. In addition, we refunded payments received from a private health insurance company relating to reimbursement claims submitted for COVID-19 testing services between November 2020 and November 2021 and recognized in 2021. We recognized in our consolidated financial statements as of December 31, 2022, EUR 1,060 thousand of other liabilities to be refunded back to Medicare for overpayments made between 2019 and 2022.

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

Patents covering our products or solutions could be found invalid or unenforceable if challenged

The issuance of a patent is not conclusive as to its inventorship, scope, validity, or enforceability, and our patents may be challenged in the courts or patent offices in the United States and abroad. Others have filed, and in the future are likely to file, patent applications or related intellectual property rights that are similar or identical to ours. To determine the priority of inventions, demonstrate that we did not derive our invention from another individual or entity, or defend third party challenges or reservations of the granting authorities to the validity or enforceability of our patent rights, we may have to participate in opposition, derivation, revocation, reexamination, entitlement, post grant and inter partes review (“IPR”), or interference proceedings at the U.S. Patent and Trademark Office (the “USPTO”) or similar offices or respective courts in Europe or other jurisdictions. For example, we are aware of an opposition proceeding filed at the European Patent Office (“EPO”) by Sanofi against EP Patent No. 2 718 725 B1 (the “725 Patent”), a European patent that we (i.e. Centogene GmbH) own relating to our biomarker for Gaucher disease. The EPO opposition proceeding challenges the patentability of the ‘725 Patent in its entirety. The EPO rejected the opposition in the first instance in the hearing held on February 4, 2020. Sanofi filed an appeal against the opposition decision to the Board of Appeal at the EPO.. The Board of Appeal of the EPO revoked the patent on September 26, 2023. This decision can no longer be appealed and is therefore final. There are no further legal remedies available. The invalidation of the European patent will presumably not or only marginally harm our current business. We are also aware of an opposition proceeding filed at the European Patent Office (“EPO”) by Sanofi against EP Patent No. 3 318 881 B1 (the “‘881 Patent”) on April 15, 2021, another European patent that we (i.e. Centogene GmbH) own relating to our biomarker for Gaucher disease. The EPO opposition proceeding challenges the patentability of the ‘881 Patent in its entirety. Oral proceedings concerning the European patent took place before the opposition division of the EPO on May 04, 2022. The '881 Patent was maintained in limited form. We and Sanofi appealed the opposition decision. While we claim in our appeal that the opposition decision is reversed and the 881 Patent is maintained based on the set of claims as granted, Sanofi claims that the ‘881 Patent is revoked in its entirety. The outcome of the appeal is unclear. The Board of Appeal scheduled oral appeal proceedings for November 18, 2024. The ‘881 Patent may be revoked or maintained in amended, also further limited form, in whole or in part, which could materially harm our business. Revoking or maintaining the ‘881 Patent in amended form may limit our ability to stop others from using or commercializing similar or identical products and solutions to ours or limit the duration of the patent protection of our products and solutions. See “Item 4. Information On The Company—B. Business Overview—Legal Proceedings” and “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.” Sanofi or other third parties may file future oppositions or other challenges, in Europe or other jurisdictions, against other patents that we own and may also challenge or attack the validity of the national parts of the ‘725 Patent and/or the ‘881 Patent before national patent courts in parallel or after the proceedings before the EPO. An adverse determination in any such proceeding or litigation could reduce the scope of, or invalidate, our patent rights, allow third parties to commercialize our products or solutions and compete directly with us, without payment to us.

As of June 1, 2023, actions will most likely also be possible before the new European Unified Patent Court. If we do not actively exclude our existing (European patent applications as well as granted) European patents from this system (“opt-out”), they will become part of this new court system and it will be possible for third parties to challenge these patents before the courts of the Unified Patent Court system, with the consequence that these patents can then be restricted or revoked for the territory of all EU Member States participating in the Unitary Patent Court system (at the time of December 31, 2023, these are Austria, Belgium, Bulgaria, Denmark, Estonia, Finland, France, Germany, Italy, Latvia, Lithuania, Luxembourg, Malta, the Netherlands, Portugal, Slovenia and Sweden; other countries may be added in the future, in particular Cyprus, Czech Republic, Greece, Hungary, Ireland, Romania and Slovakia) for which the European patent has effect. The same applies for future European patents and patent applications that are not opted out of the Unified Patent Court system, which is possible for a period of seven years after the date of entry into force of the Agreement on a Unified Patent Court unless an action has already been brought before the Unified Patent Court system in respect of the European patent or patent application. For future European patent applications, it also has to be decided whether a request for unitary effect is submitted with the consequence that the patent if grantable will be granted as Unitary Patent and can therefore be challenged before the Unified Patent Court and be restricted or revoked for the territory of all EU Member States participating in the Unitary Patent Court system.

Moreover, we may have to participate in interference proceedings declared by the USPTO to determine priority of invention or in post grant challenge proceedings, such as oppositions in a foreign patent office or nullity or entitlement proceedings, that challenge priority of invention or other features of patentability. Such challenges may result in loss of patent rights, loss of exclusivity, or in patents being cancelled, narrowed, amended, invalidated, revoked, or held unenforceable, in whole or in part, which could limit our ability to stop others from using or commercializing similar or identical products and solutions, or limit the duration of the patent protection of our products and solutions. Such proceedings could also result in substantial costs in legal fees and require significant time from our management and employees, even if the eventual outcome is favorable to us. In the event of entitlement proceedings, purported co inventors may bring claims for ownership, co-ownership, compensation and/or damages. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common shares. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations, and prospects.

In addition, if we initiate legal proceedings against a third party to enforce a patent covering our products or solutions, the defendant could counterclaim that such patent is invalid or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness, or non enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO, or made a misleading statement, during prosecution. In other jurisdictions, defendants have and/or may have comparable grounds for defending against such claims, especially with regard to claims that a patent is invalid. The outcome following legal assertions of invalidity and unenforceability is unpredictable. With respect to the validity question, for example, we cannot be certain that there is no invalidating prior art of which we and the patent examiner were unaware during prosecution or that a court or office dealing with the invalidity will judge prior art known to us to be detrimental to novelty in a manner deviating from our opinion and/or the opinion of the granting authority, or will consider the invention to be obvious and thus not protectable on the basis of such prior art. Such challenges could result in the revocation of, cancellation of, or amendment to our patents in such a way that they no longer sufficiently cover our products and solutions. If a third party were to prevail on a legal assertion of invalidity or unenforceability, we would lose at least part, and perhaps all, of the patent protection on our products or solutions. Such a loss of patent protection would materially harm our business, prospects, financial condition and results of operations. Litigation or other proceedings or third-party claims of intellectual property infringement could require us to spend significant time and money and could prevent us from selling our products and solutions and/or impact our share price.

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

The new European Unified Patent Court system, which started on June 1, 2023, allows the patent owner to obtain injunctive relief with unitary effect with a single decision of the courts of the Unified Patent Court system, i.e. within all the territories of the EU Member States participating in the Agreement on a Unified Patent Court including e.g. claims for damages, compensation, recall, destruction and information with regard to its Unitary Patents. For European patents not taken out of the Unified Patent Court system by “opt-out” and future European patents for which no request for unitary effect was submitted, decisions of the courts of the Unified Patent Court system cover the territory of the EU Member States participating in the Agreement on a Unified Patent Court for which the European patent has effect. This may result in the loss of significant market opportunities and substantial adverse effects of a judgement.

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

With regard to the Unified Patent Court, which started on June 1, 2023, it should be noted that this is a completely new court system, whose procedural and adjudicative methods as well as the mutual effects between the national European patent jurisdictions and the jurisdiction of the new system are practically impossible to assess at present. This creates an uncertainty that may harm our business, prospects, financial condition and results of operations because decisions may be issued, and case law may develop that is disadvantageous for us.

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

We have historically incurred losses, including total comprehensive losses of EUR 35,803 thousand, EUR 31,917 thousand and EUR 45,703 thousand in the years ended December 31, 2023, 2022 and 2021, respectively. We expect our losses to continue as a result of ongoing research and development expenses and increased selling and marketing costs. These losses have had, and will continue to have, an adverse effect on our working capital, total assets, and shareholders’ equity. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our inability to achieve and then maintain profitability would negatively affect our business, financial condition, results of operations, and cash flows.

We will require additional funding to continue as a going concern.

We incurred net losses for the year ended December 31, 2023. Our continued operations and the development of our business will require additional capital. Based on our current and anticipated level of operations, we do believe that our cash and cash equivalents, together with anticipated revenues from operations, will be sufficient to meet our anticipated operating expenses, liabilities and obligations for at least 12 months from the date of this Annual Report.

In the base case scenario and the stress case scenario we expect a positive cash position as per May 31, 2025, noting that the stress case scenario leaves very little headroom for any other unforeseen setbacks.

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

On July 28, 2022, we amended the Loan and Security Agreement to expand the scope of Permitted Indebtedness and Permitted Liens (each, as defined therein). On April 30, 2023, we amended the Loan and Security Agreement for a second time (the “Second Amendment”) to permit (i) the delivery of our audited consolidated financial statements for the fiscal year ended December 31, 2022 thirty days later than is otherwise required and (ii) the listing of our common shares on Nasdaq Global Market.

The Second Amendment introduced new requirements that (i) we prepay any outstanding loans under the Loan and Security Agreement in an amount of USD 5.0 million (plus fees, interest and expenses, in each case, pursuant to the terms of the Loan and Security Agreement) upon the first new business development or financing transaction we enter and (ii) we maintain at least EUR 9.1 million in unrestricted cash on deposit in collateral accounts subject to Oxford’s perfected security interest granted under the Loan and Security Agreement.

On October 26, 2023, we amended the Loan and Security Agreement for a third time (the “Third Amendment”) due to the transaction maintained with Pharmaceutical Investment Company, a closed joint stock company incorporated pursuant to the laws of Saudi Arabia and trading as “Lifera” and a wholly-owned subsidiary of the Public Investment Fund based in Riyadh (“Lifera”). The Third Amendment modified the existing requirements as follows (i) a reduction in interest rate was introduced, (ii) the maturity date was extended; (iii) removal of the requirement to hold EUR 9.1 million in unrestricted cash on deposit once the JV had been created (see below for further detail regarding JV, and ancillary agreements are signed and the first milestone payment from the JV had been received and (iv) removal of the USD 5.0 million (plus fees, interest and expenses, in each case, pursuant to the terms of the Loan and Security Agreement) upon the first new business development or financing transaction the Company enters in.

On October 26, 2023, the Company entered into a convertible loan agreement with Lifera. Pursuant to the loan agreement, Lifera made an investment in the Company in the form of a mandatorily convertible loan with a total aggregate principal amount of USD 30.0 million. The term of the convertible loan originally was six months, which loan would automatically convert into common shares no more than six months from October 26, 2023, or before the Committee on Foreign Investment in the United States (“CFIUS”) approval, while providing the Company the ability to trigger earlier conversion. After six months the loan will automatically convert into equity. Additional to this, both companies created a JV, the terms of which also include three ancillary agreements, which were executed on November 27, 2023, pertaining to the transfer of technology and the license of the Company’s intellectual property (“IP”), consultancy services and lab services, all of which are expected to result in future positive cash inflows to the Company (e.g. a SAR 40 million (EUR 9.4 million) milestone payment upon signing of the agreements, royalty fees and other services). In addition, the restricted cash of EUR 9.1 million in collateral accounts to Oxford finance has been released upon the receipt of the first milestone payment.

During 2024, management completed a significant transaction through the sale of receivables with customers in the region of the Kingdom of Saudi Arabia to PIC which provides the Company with a cash injection of approximately USD 15.0 million (EUR 13.9 million). Currently. the Company has also entered into a share purchase agreement with PIC in which the Company sold 16% of the shares in the JV (retaining a 4% interest), providing a cash injection to the company of approximately SAR 20.0 million (EUR 4.9 million). See Notes 2.2 and 29 to the Consolidated Financial Statements for further detail about the foregoing transactions.

In order to close the transactions mentioned above, we obtained Oxford’s consent on May 12, 2024, which included the addition of certain covenants to our Oxford Loan and Security Agreement. Specifically, we agreed to certain near-term timing requirements for the entry into a binding definitive agreement for the sale of the Company by July 15, 2024, by June 15, 2024 with respect to the receipt of nonbinding term sheets relating to a sale. A breach of these timing requirements would constitute an event of default under the Oxford Loan and Security Agreement, unless waived by Oxford. This covenant is consistent with the process management announced in February 2024 to explore strategic alternatives, where we engaged an investment banking firm to advise us in connection with this process. We are currently in active discussions with several interested parties, which could result in a near term transaction by July 15, 2024.

In addition, the convertible loan agreement was amended to, among other things, extend the maturity date to a date promptly following the receipt of applicable governmental approvals (e.g., CFIUS) with respect to the issuance of common shares upon conversion of the loan.

Management has taken into consideration while developing the business plan, apart from the above mentioned transactions, and requirements, the assumptions of revenues increasing due to the ramp up of Pharma revenues based on the current pipeline consisting of signed contracts and contracts under negotiations together with a slightly increase aligned with the latest performance in Diagnostic revenues; margin increasing as consumable costs affecting the overall margin to be significantly reduced in the following years due to the incorporation of a new sequencer on the laboratory that reduces the material required to run the tests and cost reduction mainly driven by R&D expenses and G&A expenses reduction based on the Company´s streamlining and implementation of several cost measures.

The future realization of our business plan is still subject to uncertainty and could already lead to an additional cash need before May 31, 2025 if our business plan does not materialize. This leads to a material uncertainty that raises significant doubt about our ability to continue as a going concern. See Note 2.2 to the Consolidated Financial Statements for additional information on our assessment. Without such funding, achievement of revenue growth and cost containment, our current cash and cash equivalents will not be sufficient to fund our operations and meet all of our obligations as they fall due for at least one year from the date of the issuance of the consolidated financial statements. We do not know whether additional funding will be available in the desired amount, at the desired time, or on acceptable terms, or at all. Our ability to obtain required debt or equity financing or funds from other transactions will be subject to a number of factors, including without limitation market conditions, our capitalization, our operating performance and investor sentiment. We cannot assure you that we will be able to secure the funding required to allow us to continue as a going concern.

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

We are exploring strategic alternatives that could significantly impact our future operations and financial position.

On February 28, 2024, we announced that we are exploring strategic alternatives with the goal of maximizing shareholder value. Potential strategic alternatives that may include, without limitation, an acquisition of the Company through a tender offer, a merger or other business combination, divestitures of assets, licensing/partnership transactions, seeking additional financing, and/or continuing to operate as an independent public company. There can be no assurance that the exploration of strategic alternatives will result in any agreements or transactions, or that, if completed, any agreements or transactions will be successful or on attractive terms. We are currently in active discussions with several interested parties, which could result in a near-term transaction by July 15, 2024. We do not expect to disclose developments unless and until our board of directors has concluded that disclosure is appropriate or required. If we determine to change our business strategy or to seek to engage in a strategic transaction, our future business, prospects, financial position and operating results could be significantly different than those in historical periods or projected by our management. Because of the significant uncertainty regarding our future plans, we are not able to accurately predict the impact of a potential change in our business strategy and future funding requirements.

Until the review process is concluded, perceived uncertainties related to our future may result in the loss of potential business opportunities and volatility in the market price of our common shares and may make it more difficult for us to attract and retain qualified personnel and business partners.

Increasing our financial leverage could affect our operations, profitability and ability to raise additional capital.

Following disbursement of the second tranche of USD 20.0 million loan of our Loan and Security Agreement at the end of 2022, and the signed Convertible Loan Agreement with a total face value of USD 30.0 million in 2023, our leverage has increased further. Our leverage may materially affect the availability of additional capital resources as well as our operations in several ways, including higher levels of interest expense to service or maintain our outstanding debt, the unavailability of additional borrowings in the future to repay our indebtedness when it comes due, less attractive economic or legal terms on which capital may be available to us and the possible diversion of liquidity from other uses.

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

On July 28, 2022, we amended the Loan and Security Agreement to expand the scope of Permitted Indebtedness and Permitted Liens (each, as defined therein). On April 30, 2023, we amended the Loan and Security Agreement for a second time to permit (i) the delivery of our audited consolidated financial statements for the fiscal year ended December 31, 2022 thirty days later than is otherwise required and (ii) the listing of our common shares on Nasdaq Global Market.

The Second Amendment introduced new requirements that (i) we prepay any outstanding loans under the Loan and Security Agreement in an amount of USD 5.0 million (plus fees, interest and expenses, in each case, pursuant to the terms of the Loan and Security Agreement) upon the first new business development or financing transaction we enter and (ii) we maintain at least EUR 9.1 million in unrestricted cash on deposit in collateral accounts subject to Oxford’s perfected security interest granted under the Loan and Security Agreement.

On October 26, 2023 a new amendment was signed. This third amendment modified the existing requirements whereby (i) a reduction in interest rate was introduced, and (ii) maturity date was extended and (iii) removal of the requirement to hold EUR 9.1 million in unrestricted cash on deposit and (iv) removal of the USD 5.0 million (plus fees, interest and expenses, in each case, pursuant to the terms of the Loan and Security Agreement) once the Joint Venture (see Joint Venture Agreement, Note 1) had been created and signing of the ancillary agreements. Additional to this, due to the third amendment there is one tranche of USD 45 million as opposed to two tranches of USD 25 million and USD 20 million respectively.

On May 12, 2014, in connection with our entry into transactions with PIC as further described in Notes 2.2 and 29 to the Consolidated Financial Statements, the Loan and Security Agreement was further amended to include the addition of certain covenants. Specifically, we agreed to certain near-term timing requirements for the entry into a binding definitive agreement for the sale of the Company by July 15, 2024, and by June 15, 2024 with respect to the receipt of nonbinding term sheets relating to a sale.

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

Such restrictive covenants in the Loan and Security Agreement and our repayment obligations under the Loan and Security Agreement could have adverse consequences to us, including:

●	limiting our ability to use cash;
●	limiting our flexibility in operating our business and planning for, or reacting to, changes in our business and our industry;
●	requiring the dedication of a substantial portion of any cash flow from operations to the payment of principal of, and interest on, our indebtedness, thereby reducing the availability of such cash flow to fund our operations, working capital, capital expenditures, future business opportunities and other general corporate purposes;
●	restricting us from making strategic acquisitions or causing us to make non-strategic divestitures;
●	limiting our ability to obtain additional financing;
●	limiting our ability to adjust to changing market conditions; and
●	placing us at a competitive disadvantage relative to our competitors who are less leveraged.

We may be required to refund grants and subsidies.

We have received various grants and subsidies to fund our research and development programs from various funding organizations. However, the Company continues to engage in efforts to secure further grants and subsidies for the next development steps of its product candidates. Some of these grants and subsidies provide for certain requirements in respect of the utilization of proceeds generated because of the publicly sponsored projects. For example, we received grants from the European Regional Development Fund to fund our Rostock facility, which grants are limited in purpose to development and innovation in the state of

Mecklenburg-Western Pomerania, Germany. Other grants which we obtain may impose restrictions on our operations, and if we are in noncompliance with the restrictions and conditions of any grant or subsidy program, a partly or complete repayment cannot be excluded. This may also apply to grants and subsidies we may apply for in the future. If we are required to refund grants or subsidies, this could have a material adverse effect on our liquidity and cash flow position and may negatively affect our business, prospects, and financial conditions. In the year ended December 31, 2023, we have received a total of EUR nil thousand in grants for our activities, but three grants were approved during the last quarter of 2023 and were recognized as a receivable in the financial statements.

We incur significant costs as a result of operating as a public company and our management needs to devote substantial time to public company compliance programs.

As a public company, we incur significant legal, accounting, and other expenses due to our compliance with regulations and disclosure obligations applicable to us, including compliance with the Sarbanes-Oxley Act (“SOX”), as well as rules implemented by the SEC, and the Nasdaq Global Market (“Nasdaq”). The SEC and other regulatory authorities have continued to adopt new rules and regulations and make additional changes to existing regulations that require our compliance. In July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) was enacted. There are significant corporate governance- and executive compensation-related provisions in the Dodd-Frank Act that have required the SEC to adopt additional rules and regulations in these areas. Shareholder activism, the current political environment, and the current high level of government intervention and regulatory reform may lead to substantial new regulations and disclosure obligations, which may lead to additional compliance costs and impact, in ways we cannot currently anticipate, and the way we operate our business. Our management and other personnel will need to devote a substantial amount of time to these compliance programs and the monitoring of public company reporting obligations, and as a result of the new corporate governance- and executive compensation-related rules, regulations, and guidelines prompted by the Dodd-Frank Act, and further regulations and disclosure obligations expected in the future, we will likely need to devote additional time and costs to comply with such rules and regulations. These rules and regulations will cause us to incur significant legal and financial compliance costs and will make certain activities more time-consuming and costly.

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

Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations. Section 404 of the Sarbanes Oxley Act of 2002 requires management of public companies to develop and implement internal controls over financial reporting and evaluate the effectiveness thereof. A material weakness is a deficiency or a combination of deficiencies in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis.

In connection with the preparation of our consolidated financial statements, we have historically identified material weaknesses in our internal controls. These material weaknesses were not remediated as of December 31, 2023, and relate to a lack of effectively designed review and monitoring financial statement close controls, including the lack of accounting policies and personnel with appropriate skills to enable timely and appropriate technical assessments under IFRS, together with the lack of policies and procedures with respect to the review, supervision and monitoring of the accounting and reporting functions; a lack of an effectively designed and operating general IT controls framework (including system interfaces); and a lack of oversight and controls over the work performed by third-party advisors.

In response to such material weaknesses, we performed a root cause analysis of the material weaknesses identified, as well as performed risk assessments to identify significant business processes and relevant financial risks. Based on our assessments, we have started to design and implement a formalized SOX based framework of internal control.

Additionally, in late 2022 we appointed an IT Governance and Security expert to lead the design and implementation of a SOX ITGC framework encompassing all applications in our SOX IT scope. The ITGC framework has been reviewed by an external professional services firm which provided recommendations and remedial actions that we are in the process of implementing with the aim of achieving operating effectiveness of our IT general controls (including interfaces) in 2024.

If we are unable to successfully remediate our three identified material weaknesses, and if we discover additional material weaknesses or if we otherwise are unable to report our financial statements accurately or in a timely manner, we would be required to continue disclosing such material weaknesses in future filings with the SEC, which could adversely affect our business, investor confidence in our company and the market price of our common shares and could subject us to litigation or regulatory enforcement actions. As a result, shareholders could lose confidence in our financial and other public reporting, which would harm our business and the market value of our common shares.

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

The company has signed a convertible loan agreement with Lifera in the total amount of USD 30 million in cash. Additionally, both companies entered into a Joint Venture Agreement (the “JV”), the terms of which include three ancillary agreements, all of which are expected to result in future positive cash inflows to the company including milestone payments, royalty fees and other revenues. Due to these arrangements being made in Saudi Riyal, we may incur financial loss due to foreign currency exchange fluctuations.

Certain Factors Relating to Our Common Shares

Sales of substantial amounts of our common shares in the public market, or the perception that these sales may occur, could cause the market price of our common shares to decline.

Sales of substantial amounts of our common shares in the public market, or the perception that these sales may occur, could cause a decline in the market price of our common shares. This could also impair our ability to raise additional capital through the sale of our equity securities. Under our articles of association, we are authorized to issue up to 79,000,000 common shares, of which 29,000,137 common shares were outstanding as of December 31, 2023. If our existing shareholders sell substantial amounts of common shares in the public market, or the market perceives that such sales may occur, the market price of our common shares and our ability to raise capital through an issue of equity securities in the future could be adversely affected.

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

Our common shares may be “thinly-traded” meaning that the number of persons interested in purchasing our common shares at or near bid prices at any given time may be relatively small. This situation may be attributable to a number of factors, including the fact that we are relatively unknown to most stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume, and that even if we came to the attention of such persons, they tend to be risk-averse and might be reluctant to follow a younger company such as ours or purchase or recommend the purchase of our shares until such time as we became more seasoned. As a consequence, there may be periods of weeks when trading activity in our shares is minimal, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price. A broad or active public trading market for our common shares may not develop or be sustained.

We have broad discretion in the use of our cash on hand and may invest or spend it in ways with which you do not agree and in ways that may not yield a return on your investment.

As of December 31, 2023, we had EUR 19.1 million in cash and cash equivalents. Our management will have broad discretion in the use of such cash and could spend it in ways that do not improve our results of operations or enhance the value of our common shares. You will not have the opportunity to influence our decisions on how to use our cash on hand. The failure by our management to apply these funds effectively could result in financial losses that could harm our business, cause the price of our common shares to decline and delay the development of our product candidates. Pending its use, we may invest our cash on hand in a manner that does not produce income or that loses value.

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

On April 24, 2023, we received a new notification from Nasdaq’s Listing Department, indicating that our Company was again not in compliance with the minimum bid price requirement set forth in Rule 5450(a)(1) of the Nasdaq Listing Rules since the closing bid price for the Company's common shares listed on Nasdaq was below US$1.00 for 30 consecutive business days (from March 10 through April 21, 2023). On July 12, 2023, we received confirmation from Nasdaq that our Company has regained compliance with the minimum bid price requirement for continued listing under Nasdaq Rule 5450(a)(1), because the closing bid price of our common shares had been at $1.00 per share or greater for the last 10 consecutive business days, from June 27 through July 11, 2023.

On June 8, 2023, we received notification from the Nasdaq Stock Market LLC Listing Qualifications Department (“Nasdaq’s Listing Department”) that our Company was not in compliance with the minimum Market Value of Publicly Held Shares (“MVPHS”) set forth in the Nasdaq Listing Rule 5450(b)(3)(C) for continued listing on the Nasdaq Global Market. Nasdaq Listing Rule 5450(b)(3)(C) requires companies to maintain a minimum MVPHS of USD 15 million, and Listing Rule 5810(c)(3)(D) provides that a failure to meet the MVPHS requirement exists if the deficiency continues for a period of 30 consecutive business days. Based on the MVPHS of the Company for the 30 consecutive business days from April 26, 2023 to June 7, 2023, the Company no longer met the MVPHS minimum requirement. On July 13, 2023, we received confirmation from Nasdaq that our Company has regained compliance of the minimum Market Value of Publicly Held Shares (“MVPHS”) requirement set forth in the Nasdaq Listing Rule 5450(b)(3)(C), because the Company’s MVPHS has been $15,000,000 or greater for the last 10 consecutive trading days, from June 28 through July 12, 2023.

On August 30, 2023, we received a notification from Nasdaq’s Listing Department, indicating that our Company was not in compliance with the minimum Market Value of Publicly Held Shares (“MVPHS”) set forth in the Nasdaq Listing Rule 5450(b)(3)(C) for continued listing on the Nasdaq Global Market. Nasdaq Listing Rule 5450(b)(3)(C) requires companies to maintain a minimum MVPHS of USD 15 million, and Listing Rule 5810(c)(3)(D) provides that a failure to meet the MVPHS requirement exists if the deficiency continues for a period of 30 consecutive business days. Based on the MVPHS of the Company for the 30 consecutive business days from July 19, 2023 to August 29, 2023, the Company no longer met the MVPHS minimum requirement. In accordance with Listing Rule 5810(c)(3)(D) of the Nasdaq Listing Rules, we had a period of 180 calendar days from the date of notification, or until February 26, 2024, to regain compliance with the minimum MVPHS requirement.

On February 27, 2024, we received a notification from Nasdaq’s Listing Department notifying the Company of the determination of Nasdaq to delist the Company’s securities from The Nasdaq Global Market due to non-compliance with the MVPHS requirement, subject to our right to a hearing with the Nasdaq Listing Panel. On March 27, 2024, we also received a deficiency notice with respect to the minimum bid price requirement set forth in Rule 5450(a)(1) of the Nasdaq Listing Rules. On April 30, 2024, we had a hearing regarding the delisting notice and presented a plan of compliance with respect to the MVPHS requirement consisting of the achievement of specific milestones related to our strategic alternative review process; specifically, progress with respect to a definitive binding agreement to sell the Company. We are waiting to receive a decision, which is expected to be delivered at the end of May 2024.

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

If our common shares are ultimately delisted by Nasdaq, our common shares may be eligible to trade on the OTC Bulletin Board or another over-the-counter market. Any such alternative would likely result in it being more difficult for us to raise additional capital through the public or private sale of equity securities and for investors to dispose of or obtain accurate quotations as to the market value of, our common shares.  In addition, there can be no assurance that our common shares would be eligible for trading on any such alternative exchange or markets.

Unless our common shares are listed on a national securities exchange, our common shares may also be subject to the regulations regarding trading in “penny stocks,” which are those securities trading for less than $5.00 per share, and that are not otherwise exempted from the definition of a penny stock under other exemptions provided for in the applicable regulations.  The following is a list of the general restrictions on the sale of penny stocks:

●	Before the sale of penny stock by a broker-dealer to a new purchaser, the broker-dealer must determine whether the purchaser is suitable to invest in penny stocks. To make that determination, a broker-dealer must obtain, from a prospective investor, information regarding the purchaser’s financial condition, investment experience, and objectives. Subsequently, the broker-dealer must deliver to the purchaser a written statement setting forth the basis of the suitability finding and obtain the purchaser’s signature on such statement.
●	A broker-dealer must obtain from the purchaser an agreement to purchase the securities. This agreement must be obtained for every purchase until the purchaser becomes an “established customer.”
●	The Securities Exchange Act of 1934, as amended (the “Exchange Act”) requires that before effecting any transaction in any penny stock, a broker-dealer must provide the purchaser with a “risk disclosure document” that contains, among other things, a description of the penny stock market and how it functions, and the risks associated with such investment. These disclosure rules are applicable to both purchases and sales by investors.

●	A dealer that sells penny stock must send to the purchaser, within 10 days after the end of each calendar month, a written account statement including prescribed information relating to the security.

These requirements can severely limit the liquidity of securities in the secondary market because fewer brokers or dealers are likely to be willing to undertake these compliance activities. If our common shares are not listed on a national securities exchange, the rules and restrictions regarding penny stock transactions may limit an investor’s ability to sell to a third party and our trading activity in the secondary market may be reduced.

We may seek to effect a reverse stock split, subject to obtaining shareholder approval, in order to address the $1.00 minimum bid price requirement under Nasdaq rules. In the event a reverse stock split is implemented, we cannot predict the effect that such reverse stock split would have on the market price for our common shares, and the history of similar reverse stock splits for companies in like circumstances has varied. Some investors may have a negative view of a reverse stock split. Even if such reverse stock split were to have a positive effect on the market price for our common shares, performance of our business and financial results, general economic conditions and the market perception of our business, and other adverse factors which may not be in our control could lead to a decrease in the price of our common shares following such reverse stock split.

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

Our principal shareholders, including certain of our managing directors, supervisory board members and executive officers and entities affiliated with them, in the aggregate, continue to beneficially own approximately 66.3% of outstanding common shares as at

December 31, 2023. As a result, these shareholders, if acting together, are able to influence or control matters requiring approval by our general meeting of shareholders, including the election of managing directors and supervisory board members, changes to our articles of association and the approval of mergers or other extraordinary transactions. They may also have interests that differ from yours and may vote in a way with which you disagree, and which may be averse to your interests. The concentration of ownership may have the effect of delaying, preventing or deterring a change of control of our company, could deprive our shareholders of an opportunity to receive a premium for their common shares as part of a sale of our company and might ultimately affect the market price of our common shares.

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

As of December 31, 2023, we estimate unrecognized NOL carryforwards for German tax purposes of 152.8 million available which have not yet been assessed. However, we have not recognized a deferred tax asset for tax losses carried forward in our consolidated financial statements, see “Item 18. Financial Statements—Notes to the consolidated financial statements as of December 31, 2023 and 2022 and for the three years ended December 31, 2023, 2022 and 2021”. Future changes in share ownership may also trigger an ownership change and, consequently, a Section 8c KStG or a Section 10a GewStG limitation. Any limitation may result in the expiration of a portion or the complete tax operating loss carryforwards before they can be utilized. As a result, if we earn net taxable income, our ability to use our pre-change net operating loss carryforwards to reduce German income tax may be subject to limitations, which could potentially result in increased future cash tax liability to us.

Although not free from doubt, we do not believe that we were a “passive foreign investment company,” or a PFIC, for U.S. federal income tax purposes for 2023, there is a significant risk that we may be a PFIC for 2024 or one or more future taxable years. If we are a PFIC for any taxable year, U.S. shareholders may be subject to adverse U.S. federal income tax consequences.

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

Based on our current operations and composition of our income and assets, and certain estimates as to the value of our assets, we do not believe that we were a PFIC for our 2023 taxable year. However, there can be no assurance that the Internal Revenue Service (the “IRS”) will agree with our conclusion. In addition, whether we will be a PFIC in 2024 or any future taxable year is uncertain because, among other things, (i) we currently own, and expect to continue to own, a substantial amount of passive assets, including cash, (ii) the value of our assets that generate non-passive income for PFIC purposes, including our goodwill and other intangible assets, is uncertain and may vary substantially over time (and may be determined, in part, by reference to our market capitalization, which has been, and may continue to be, volatile) and (iii) the composition of our income may vary substantially over time. Accordingly, there can be no assurance that we will not be a PFIC for any taxable year. For example, if we raise additional cash, or if our market capitalization continues to decline or fluctuate (and the value of our assets were determined in part by reference to our market capitalization), then there is a significant risk that we could be a PFIC for 2024, depending on the composition and average value of our assets for 2024 (which cannot be determined until after 2024).

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

On January 31, 2022, pursuant to a securities purchase agreement and a warrant agreement, each signed with certain investors, we received EUR 15.0 million as consideration for the issuance by us of an aggregate of 4,479,088 common shares at a price per share of $3.73 and warrants initially exercisable for the purchase of up to an aggregate of 1,343,727 additional common shares at an initial exercise price per common share of $7.72. The warrants are exercisable immediately as of the date of issuance and will expire on December 31, 2026.

Our principal executive offices are located at Am Strande 7, 18055 Rostock, Germany and our additional offices are in Berlin (Germany), Cambridge (Massachusetts, United States), Vienna (Austria), Dubai (United Arab Emirates), Delhi (India), and Zug (Switzerland). The office located in Vienna (Austria) was closed in 2023. Since November 7, 2019, our common shares have traded on Nasdaq under the symbol “CNTG.” Our agent for service of process in the United States is Cogency Global, located at 10 East 40th Street, 10th Floor, New York, NY 10016.

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

We will remain an emerging growth company until the earliest of: (i) the last day of our fiscal year during which we have total annual gross revenues of at least $1.235 billion; (ii) the last day of our fiscal year following the fifth anniversary of the closing of our IPO which is December 31, 2024; (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt; (iv) the date on which we are deemed to be a Large Accelerated Filer under the Exchange Act, with at least $700 million of equity securities held by non-affiliates.

Our capital expenditures for 2023, 2022 and 2021 amounted to EUR 2,279 thousand, EUR 2,094 thousand and EUR 5,702 thousand, respectively. These expenditures were primarily for property, plant and equipment and intangible assets. For further details see Item 4B below.

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

Since our founding in 2006, Centogene has been offering rapid and reliable diagnosis – building a network of approximately 30,000 active physicians. Our ISO, CAP, and CLIA certified multiomic reference laboratories in Germany utilize phenomic, genomic, transcriptomic, epigenomic, proteomic, and metabolomic datasets. This data is captured in our CENTOGENE Biodatabank, with approximately 850,000 patients represented from over 120 highly diverse countries, over 70% of whom are of non-European descent. To date, we have diagnosed over 2,500 different rare diseases and the CENTOGENE Biodatabank has contributed to generating novel insights for more than 300 peer-reviewed publications.

By translating our data and expertise into tangible insights, we have already supported 48 collaborations with pharmaceutical partners, as of December 31, 2023. Together, we accelerate and de-risk drug discovery, development, and commercialization in target and drug screening, clinical development, market access and expansion, as well as offering CENTOGENE Biodatabank Licenses and Insight Reports to enable a world healed of all rare and neurodegenerative diseases.

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

For our pharmaceutical partners, we are able to provide various valuable information using our platform. For instance, with the access to the data in our repository and biomaterials in the CENTOGENE Biodatabank, we have successfully developed biomarkers by applying highly sophisticated tools, including mass spectrometry technologies, together with artificial intelligence (“AI”) capabilities in an efficient and cost-effective manner. Biomarkers are important in orphan drug development as well as post commercialization monitoring by demonstrating the efficacy of existing and new drugs, performing longitudinal monitoring, and informing necessary titration for individual rare disease patients. Newly identified biomarkers may also have the potential to become validated disease modifiers – opening up opportunities for new therapeutic approaches. As of December 31, 2023, we have developed and capitalized six biomarkers covering three diseases (aromatic l-amino acid decarboxylase (AADC) deficiency, Gaucher disease, and amyloid transthyretin (ATTR) amyloidosis). We have also commercialized many biomarkers as laboratory developed tests.

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

We historically have offered solutions to our customers through two business segments. In addition, the COVID-19 pandemic, which began in December 2019, resulted in our recognizing, as of the beginning of Q3 2020, a separate reportable segment comprising our COVID-19 business, which was discontinued in March 2022. Our historical business segments – Pharmaceutical and Diagnostics – are our core business segments. Our Pharmaceutical segment provides a variety of products and services to our pharmaceutical partners, including target and drug screening, clinical development, market access and expansion, as well as CENTOGENE Biodatabank Licenses and Insight Reports. Our information platforms, access to rare and neurodegenerative disease patients and their biomaterials, and our ability to develop proprietary technologies, such as biomarkers, enable us to provide services to our pharmaceutical partners in all phases of the drug development process as well as post commercialization. Revenues in our Pharmaceutical segment are generated primarily from collaboration agreements with our pharmaceutical partners, which are structured on a fee per analysis basis, milestone basis, fixed fee basis, royalty basis, or a combination of these. For the year ended December 31, 2023, EUR 14,802 thousand, or 30.5%, of our total revenues were derived from our Pharmaceutical segment. For the year ended December 31, 2022, EUR 16,115 thousand, or 33.9%, of our total revenues were derived from our Pharmaceutical segment. For the year ended December 31, 2021, EUR 15,641 thousand, or 37.0%, of our total revenues were derived from our Pharmaceutical segment.

Our Diagnostics segment provides targeted genetic sequencing and diagnostic services to patients through our distribution partners and clients, who are typically physicians, labs, or hospitals. Since our inception in 2006, we have been spearheading advanced diagnostic solutions using enhanced technologies and techniques applied across multiple analysis. As of December 31, 2023, we believe we offer the broadest diagnostic testing portfolio for rare diseases, covering over 19,000 genes using approximately 5,000 different tests, the latter reflecting the portfolio simplification Centogene implemented within 2022.

In 2022, we launched our commercially available multiomic testing portfolio, CENTOGENE MOx – a portfolio of single-step multiomic solutions that enable early diagnosis, improved prognosis, and precision medicine. In October 2023, the Company announced the expansion of MOx, now incorporating transcriptomic analysis. CENTOGENE’s MOx 2.0 is a single-step multiomic solution that combines DNA sequencing, biochemical testing, and RNA sequencing to provide physicians with the most comprehensive testing capability.

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

In April 2023, the Company launched its FilterTool, an advanced web-based application for genetic data interpretation. The new FilterTool application integrates with CentoCloud® as an accessory and enables laboratories, medical experts, and bioinformaticians to efficiently display, filter, select, and classify relevant genetic variants identified by Next Generation Sequencing (NGS) data analysis. This allows CentoCloud® users to visualize key genetic variants of concern for any given patient.

In April 2023, the Company also launched NEW CentoGenome®, an enhanced Next Generation Sequencing (NGS)-based assay. Healthcare professionals can leverage NEW CentoGenome to provide more comprehensive diagnostic information, which could accelerate access to potential treatment options. Serving as a first-line test, NEW CentoGenome is the most comprehensive commercially available Whole Genome Sequencing (WGS) test on the market for both rare and neurodegenerative disorders – covering almost all disease-causing variants, including the most relevant repeat expansions associated with neurological diseases, in a single assay. NEW CentoGenome also detects Copy Number Variations (CNVs) associated with Spinal Muscular Atrophy (SMA), as well as complex disease-causing variants associated with Gaucher Disease (GD) and susceptibility to GBA1-related Parkinson's Disease (PD), with the highest levels of sensitivity.

On June 26, 2023, the Company entered into a joint venture agreement (the “Joint Venture Agreement”) with Pharmaceutical Investment Company (“PIC” or “Lifera”) – refer to Note 15 in the financial statements for further detail. For the year ended 2023, we reported a loss of EUR 302k (2022: nil) from the JV.

Revenues from our Diagnostics segment are typically generated by set fees per diagnostic test or per bundle of diagnostic tests under contracts with our clients. For the year ended December 31, 2023, EUR 33,734 thousand, or 69.5%, of our total revenues were derived from our diagnostics segment. For the year ended December 31, 2022, EUR 31,358 thousand, or 66.1%, of our total revenues were derived from our diagnostics segment. For the year ended December 31, 2021, €26,593 thousand, or 63.0%, of our total revenues were derived from our diagnostics segment.

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

For the year ended December 31, 2023, we received over 118,309 test requests in total for both our Pharmaceutical and Diagnostics segments, as well as for our internal research projects – bringing the total number of test requests received in the period from January 1, 2022, to December 31, 2023, to 229,099. Compared to the total number of patients in the CENTOGENE Biodatabank as of December 31, 2023, this shows that approximately 26% of our data and biomaterials came from the last two years, which is an important factor when it comes to recruiting patients for clinical trials and clinical studies, considering the often shorter average life expectancy of rare disease patients.

The graphic below shows the cumulative test requests for the Diagnostic and Pharmaceutical segments (JV segment is not included as no business is running through it yet), as well as test requests received for our internal research projects during the period from January 1, 2022 to December 31, 2023. The testing expenses relating to requests received for our internal research projects were included in Corporate as they did not generate any revenue and cannot be allocated to either of our business segments.

For the portion of the Pharmaceutical, Diagnostics, and Corporate tests, for which we have optional research consent from the patients in the CENTOGENE Biodatabank, we are able to re-test their biomaterials.

The graphic below shows the cumulative 150,776 test requests received from our Diagnostics segment in the period from January 1, 2022 to December 31, 2023, split by different type of analysis.

“Standard genetic” testing includes our single gene, CNV, and mutation quantification products.

From our inception in 2006, Centogene has been focused on delivering data-driven solutions to rare and neurodegenerative disease patients. Our laboratory at our headquarters in Rostock, Germany, is equipped with the most advanced technologies from thirteen different diagnostic platforms, and as of December 31, 2023, together employ more than 493 highly qualified personnel (including consultants) from over 61 nationalities. In addition to our laboratories, we have sales and administrative offices located in Berlin (Germany), Dubai (United Arab Emirates), Delhi (India), and Zug (Switzerland), allowing us to further expand our international footprint. The administrative office located in Vienna (Austria) and the laboratory located in Cambridge (United States) were closed in 2023.

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

To achieve this objective, our strategy is to:

●	Transform the rare and neurodegenerative disease landscape by applying precision medicine more comprehensively. Rare and neurodegenerative diseases affect patients of all ages and ethnicities across the world. We are focused on creating broader awareness of the challenges these patients and their families face, including the lack of accurate and up-to-date diagnostic solutions and effective therapies. We leverage our global network to access patient populations of varying demographics and continue to expand our existing data repository. We believe this central source of knowledge will allow us to apply precision medicine more comprehensively, which will enable more accurate diagnosis as well as support the more efficient discovery and development of new treatment solutions for rare and neurodegenerative disease patients.
●	Further our leadership position in rare and neurodegenerative diseases and continue to build upon our data in the CENTOGENE Biodatabank. Since our Company’s founding in 2006, we have been focused on collecting clinical, phenotypic and genomic data for patients with rare hereditary diseases. We plan to continue growing this repository of information and biological samples through the identification of additional patients by expanding our clinical network, which will facilitate more effective drug development. This synergistic model will allow us to maintain our competitive advantage of having what we believe is the world´s largest real-world integrated multiomic data repository in rare and neurodegenerative diseases.
●	Accelerate drug discovery, development, and commercialization for new and existing pharmaceutical partners. We believe we are uniquely positioned to support pharmaceutical partners along every stage of the pipeline, from target and drug screening to clinical development to market access and expansion. By leveraging insights generated from the CENTOGENE Biodatabank, multiomic technologies, and deep rare disease expertise, we are shifting the paradigm to transform data into tangible solutions – bringing speed and efficiency to our pharmaceutical partners’ drug discovery, development, and commercialization. We also offer CENTOGENE Biodatabank Licenses and Insight Reports, a portfolio of customizable data-driven solutions to enable partners to securely access unique real-world data sets and tailored data analysis reports. We believe this accelerates bringing life-changing treatment solutions to rare and neurodegenerative disease patients. In the most attractive areas, we may establish and pursue our own discovery programs or co-invest into partnered programs. This includes the building of digital representations of diseases.

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

The National Institutes of Health lists more than 7,000 disorders that qualify as rare diseases. A wide range of conditions qualify as a rare disease and include, but are not limited to:

●	Lysosomal storage disorders, such as Gaucher disease, Fabry disease, Pompe disease, mucopolysaccharidosis disorders, Farber disease, Niemann-Pick disease, and metachromatic leukodystrophy;
●	Neurologic and neuromuscular disorders, such as Huntington’s disease, spinal muscular atrophy, Duchenne muscular dystrophy, and neuronal ceroid-lipofuscinosis type 2; and
●	Non-malignant hematological disorders, such as paroxysmal nocturnal hemoglobinuria, atypical hemolytic uremic syndrome, hemophilia, and hemoglobinopathies, such as sickle cell disease and β-thalassemia.

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

Regulatory Environment and Current Market

Orphan drug legislation in the United States has made significant improvements in encouraging the development of new drugs to treat rare diseases. Since the passage of the Orphan Drug Act and subsequent amendments to the orphan drug regulations, the FDA has granted over 6,000 orphan drug designations. Moreover, the FDA’s Center for Drug Evaluation and Research (“CDER”) approved 55 novel drugs in 2023, among which 28, or 51%, of these were for rare or “orphan” diseases (diseases that affect fewer than 200,000 people in the United States).

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

We believe the following summarizes the key challenges clinicians and the pharmaceutical industry are facing today:

Lack of high-quality medical data as a result of:

●	Lack of phenotypic understanding. For many diseases, the symptoms are non-specific and often do not fit the typical picture of the disease. Due to their phenotypic heterogeneity, rare diseases have highly diverse clinical manifestations and unpredictable progression rates. These factors make it difficult for physicians to make an accurate diagnosis and determine an optimal treatment strategy.

●	Lack of patient sample availability. Patient samples to study the disease are in short supply, making development of drugs difficult. Even more, dedicated pharmacological models are more commonly developed for common diseases. The generation and storage of rare disease samples is therefore a crucial prerequisite for drug development for rare diseases.

●	Lack of comprehensive and curated information. A full understanding of the causes of a rare disease requires multiomic information, as well as detailed clinical information. Moreover, thorough medical validation processes must be conducted to ensure the quality of this information. While there are a few, limited rare disease databases available to the market, such as parts of ClinVar and HGMD, they are not specifically set up to service the rare disease industry and, due to their nature, lack medical curation. Consequently, this limits the accuracy and utility of that data for clinical diagnoses and decision-making.
●	Lack of ethnically diverse datasets. The majority of existing rare disease datasets only capture individuals in developed regions of the world, where healthcare expenditure is disproportionately higher. This disparity yields population datasets that are specific to such regions and does not capture the full ethnic and hereditary nature that may be present in various rare diseases. For example, as published in Nature, even though unique genetic mutations are present across many different ethnicities, 87% of all genetic datasets are of European descent.

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

Difficulties in orphan drug development and commercialization as a result of:

●	Clinical Trial Recruitment. Relevant patient populations are rare and typically spread across large geographical regions, making adequate patient recruitment for clinical trials particularly difficult, which can delay development.
●	Trial Design and Dose Selection. Small patient populations do not allow for multiple parallel studies in the same indication. This also applies to dosages, where the number of dose levels studied may be limited by the practical considerations of running a trial. As a result of these limitations, careful thought must be given to study design in order to optimize clinical trial success.
●	Patient Management. In an orphan drug trial, clinical management of individual patients can be difficult. Understanding the burden of disease and managing the patient and family experience within a study is key. Because of the progressive nature of many rare diseases, it is crucial to enroll patients at a time where treatment has the highest potential to be effective. Furthermore, the nature of diseases can be very severe, as highlighted by the significant number of pediatric rare disease patients – making it an additional challenge to run a clinical trial.
●	Eligibility Criteria. Eligibility criteria influences the type of patient eligible to participate in a clinical study. Consequently, this dynamic interferes with the establishment of a database that captures clinical efficacy and safety data which can be extrapolated to a larger network of patients with the same disorder.

●	Understanding the End Market. Obtaining accurate epidemiological data is crucial for pharmaceutical companies to appropriately size the ultimate end market for a given drug in development. Given the small patient populations, it can be a challenge for pharmaceutical companies to recover the costs of rare disease drug development. As a result, this may impede initial investment in rare disease therapies.
●	Sponsored testing for patient finding. Once a rare disease drug is commercialized, the limited number of identified patients and challenges associated with diagnosis make it difficult for physicians and pharmaceutical companies to find individuals who would benefit from an approved therapy. In order to market a commercial drug more successfully, improved datasets are needed to aid in patient identification.

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

The CENTOGENE Biodatabank sits in the middle of all of Centogene’s activities. It drives both our diagnostic business as well as our pharmaceutical partnerships. We have captured data from more than 850,000 individuals from all over the world with a huge variety of clinical phenotypes and genetic information and the number of unique variants in the CENTOGENE Biodatabank is over 85 million. This unique data asset, together with its multiomic lab capabilities, helps Centogene to diagnose rare disease patients with a high diagnostic yield. It also supports our pharmaceutical activities ranging from drug and target discovery to clinical development to market access and expansion. All of these activities further fuel the CENTOGENE Biodatabank with multi modal data including multiomic data, clinical information, sociodemographic data and the patient biomaterial. With this, we believe Centogene created a positive feedback loop where diagnostic excellence and pharmaceutical partnerships create additional data which in turn helps patients via improved diagnostics and accelerated discovery, development, and commercialization of treatments in cooperation with our pharmaceutical partners.

The Strengths of the CENTOGENE Biodatabank

Our platform is intended to streamline and accelerate the development of treatments for rare and neurodegenerative diseases, and aids in the understanding of how to identify new rare disease patients and how to recognize and quantify market opportunities in patient populations. We believe we offer the following solutions for the industry:

●	Extensive repository to identify rare and neurodegenerative disease patients: The CENTOGENE Biodatabank includes genomic and multiomic data that reflects a global population, as well as a biobank of these patients’ blood samples. This capability has been facilitated by our development of the CentoCard, a convenient logistical solution. CentoCard is CE-Marked and easily stored, allowing for massive amounts of data aggregation from around the world. Additionally, where we have optional research consent from the patients in the CENTOGENE Biodatabank, we have the ability to retest their biomaterials in our biobank. We are able to provide information about available treatment options to the physicians in our medical reports, therefore adding to the physician’s decision-making tools in determining treatment for their patients. We believe this solution reflects the world´s largest real-world integrated multiomic data repository in rare and neurodegenerative diseases, thereby allowing us to assemble a knowledge base from which to derive accurate diagnoses and epidemiological information. We have relationships with a global network of specialists at rare disease

“centers of excellence.” With these relationships and the logistical advantages of CentoCard, we are able to continuously grow our repository from the collection of new patient samples and related patient data.
●	Ethnically diverse datasets: The CENTOGENE Biodatabank has the advantage of holding samples from a broad range of ethnicities, with more than 70% being of samples of non-European descent. Our repository covers a substantial majority of ethnicities, as we have performed diagnostic tests for patients in over 120 highly diverse countries. Without the ability to recognize ethnicity-specific patterns, the interpretation of genetic variants in patients is difficult and a patient’s physician may fail to find an accurate diagnosis. The mutation frequency distribution within one ethnicity can vary significantly from that of other ethnic groups within the same rare disease population. For example, a mutation in the Caucasian population might have a significant functional impact and cause a disease, but the exact same mutation in the Mongolian population might be without any functional consequence. With access to data from a more diverse patient population, we are able to improve the interpretation of genetic variants, whether benign or causative.
●	Curated information in the CENTOGENE Biodatabank: We have built a truly differentiated repository of multimodal data, including sociodemographic, clinical and multiomics data as well as biomaterial, covering over 2,500 rare diseases. As of December 31, 2023, the CENTOGENE Biodatabank included more than 850,000 individuals and approximately 550,000 dried blood spots cards stored in our own physical biobank which enables retrospective analysis for research consented samples. Equally notable is our network of approximately 30,000 active physicians with whom we have been in contact in the last five years.

●	Geographic diversity: The CENTOGENE Biodatabank includes individuals representing over 120 highly diverse countries. It is observed that the largest share of data within our repository relates to Europe followed by the Middle East. In Europe, Germany, Spain and Italy are the top contributors. In the Middle East, Saudi Arabia, the United Arab Emirates and Iran contribute a large inflow of patients. Many cases of genetic rare diseases are observed in these regions and we have established a strong network of physicians.

●	Data creation: At the core of our business is the CENTOGENE Biodatabank – allowing us to assemble an extensive knowledge base in rare and neurodegenerative diseases. We collect this detailed level of data in our repository through our easy-to-use CentoCard, which allows us to capture blood samples of potential patients with a low cost of distribution, accompanied by the patients’ medical histories and completed consent forms from the physicians. The data is then validated by professionals using a systematic and scientific approach.

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

Therapeutic Areas and Disease Focus

We believe that our broad expertise in rare diseases is reflected in the CENTOGENE Biodatabank, with more than 850,000 patients and over 2,500 rare diseases represented. The CENTOGENE Biodatabank contains comprehensive clinical, multiomic, and sociodemographic data for these cohorts. We have seen in multiple cases that these cohorts are the most comprehensive cohorts accessible.

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

Data Partnerships

Based on conversations with academic and commercial partners, we believe that the multimodal data in the CENTOGENE Biodatabank is very valuable. We have different data partnership models available under the umbrella term “the CENTOGENE Biodata Network”.

Both with Insight Reports as well as with Biodata Licenses, we can enable knowledge partners to tap into the richness of the CENTOGENE Biodatabank to improve diagnostics, accelerate target discovery and validation, and find and validate new biomarkers and novel gene-disease relationships. Further, the data helps to accelerate and de-risk clinical and observational studies and supports the commercialization with information for market access and expansion. The Biodata Network allows us to offer the right partnership model depending on our partners’ needs so that the data of research consented patients can be used to advance discovery and support patients and their families all over the world.

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

Revenues from our Pharmaceutical segment are generated primarily from partnership agreements with our pharmaceutical partners, which can be structured on a fee per analysis basis, milestone basis, fixed fee basis, royalty basis or a combination of these. For the year ending December 31, 2023, EUR 14.8 million, or 30.5%, of our total revenues were derived from our pharmaceutical segment. For the year ended December 31, 2022, EUR 16.1 million, or 33.9% of our total revenues were derived from our Pharmaceutical segment.

●	Diagnostics: Our Diagnostics segment provides genetic sequencing and diagnostics interpretation and medical reporting services to patients through our distribution partners or prescribers, in laboratories and institutions, who are typically physicians and geneticist. We offer a broad diagnostic testing portfolio for rare and neurodegenerative diseases, covering over 19,000 genes. Our key products are our WGS and WES, as well as our multiomic testing solution. Together, these products represent the most comprehensive approach to identifying disease-causing variants. Revenues from our Diagnostics segment are typically generated by set fees per diagnostic test or per bundle of diagnostic tests, under contracts or per price/discount agreements with our clients. In turn, the biomaterial, clinical information and data collected from our diagnostics services allow us to continue to grow the CENTOGENE Biodatabank. For the year ended December 31, 2023, EUR 33.7 million, or 69.5%, of our total revenues were derived from our Diagnostics segment. For the year ended December 31, 2022, EUR 31.4 million, or 66.1%, of our total revenues were derived from our Diagnostics segment.

Pharmaceutical Partnerships

Comprehensive partnerships with biopharmaceutical/pharmaceutical companies support de-risked processes and improved outcome from early drug discovery through clinical development to commercialization.

The offerings to pharmaceutical companies consist of the following key categories: (i) Target and Drug Screening; (ii) Clinical Development; (iii) Market Access and Expansion; and (iv) the CENTOGENE Biodata Network. We currently have partners in each of these categories. While Target and Drug Screening as well as the CENTOGENE Biodata Network are still in the early stages, we expect that Clinical Development as well as Market Access and Expansion will be the key growth drivers for 2024.

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

Centogene had 48 ongoing collaborations with 34 different pharmaceutical partners during 2023, and the projects covered all phases of from target and drug screening through clinical development to market access and expansion.

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

As of December 31, 2023, Centogene has developed and capitalized eight biomarkers covering five diseases, including aromatic L-amino acid decarboxylase (AADC) deficiency, Gaucher disease, transthyretin amyloidosis, Farber disease and Hereditary angioedema. In addition, Centogene has commercialized and used additional biomarkers as laboratory developed tests.

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

In December 2021, we extended our Global Master Service Agreement with Takeda to March 2023 and did so again in February 2024 – extending the Global Master Service Agreement to March 2026. This continuous partnership allows us to continue diagnosing and connecting rare disease patients globally.

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

On April 29, 2024, the Company and Evotec SE entered into a second amendment to the collaboration agreement, whereby the Company granted Evotec a non-exclusive license to use Program IP until March 31, 2025, in which Centogene will receive an up-front fee. The Company also granted Evotec an option right until March 31, 2025, to enter into a license agreement acquiring Centogene’s share of the IP generated throughout the collaboration. Should Evotec execute on a global license, Centogene would receive an up-front fee, milestone payments, as well as additional royalties.

Denali Therapeutics (“Denali”)

In September 2018, Centogene entered into a strategic collaboration with Denali Therapeutics for the targeted global identification of Parkinson’s patients with genetic variations in the LRRK2 gene. The LRRK2 gene is one of the most common mutated genes in familial PD.

In January 2023, Centogene announced that it had extended the Rostock International Parkinson's Disease (ROPAD) Study to recruit and genetically test additional patients over the next few years. Based on initial findings of the more than 12,500 patients already recruited and genetically tested, the study will now focus its efforts on select sites and geographic areas. The ROPAD Study, which is conducted alongside Denali Therapeutics, is the world’s largest observational study on Parkinson’s disease genetics with now over 15,000 enrolled patients to date. Throughout this study, up to 25,000 Parkinson’s patients from around the world will be tested. Patients enrolled in ROPAD and identified with genetic variations may be eligible for participation in ongoing interventional clinical studies.

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

In October 2023, the company expanded its multiomic portfolio with MOx 2.0 to now include RNA sequencing (transcriptomics). We believe that only a few competitors have begun to establish multiomic testing (e.g., Transcriptomics/RNA after WES/WGS).

As of December 31, 2023, we offered a comprehensive testing portfolio of approximately 5,000 different tests covering over 19,000 genes, from single gene to WGS-based products. We also offered differentiated comprehensive testing solutions including multiomic solutions, CNV analysis, biochemical testing, reproductive health and prenatal testing, among others.

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

Overview of the Diagnostic Process

Our diagnostics processes are designed with the aim of providing the highest quality diagnosis within the shortest turnaround time. We perform our diagnostic services for our diagnostics and pharmaceutical businesses in our clinical laboratory located in Rostock, Germany, which is certified under CLIA and accredited by the CAP.

We strive to provide the best quality of diagnostics testing, not only by following the strictest quality criteria complying with CAP, and CLIA certifications and adhering to ISO 15189 standards supported by our multidiscipline quality management system (“QMS”), but also by following applicable and market standard Good Laboratory Practice (“GLP”) and Good Manufacturing Practice Regulations (“GMP”) guidelines. Our processes are highly efficient and have been designed to deliver our medical report back to the physician within 35 days from receipt of the sample, even for our most complex tests.

Our diagnostics process is defined by our five-step process:

●	Medical Quality and Counseling: Rare disease specialists review the patient’s clinical records and confirm that the physician has requested the appropriate genetic test with regard to the patient’s individual circumstances and medical history. In all cases, the physician is required to provide us with a completed patient consent form, which our staff review for adequacy prior to the performance of any diagnostic services.
●	Logistics: We use the CentoCard collection method for obtaining the majority of our samples. This standardized procedure allows us to extract high-quality biological material from DBS on CentoCard, including DNA (for molecular diagnostics), protein (for enzymatic and biomarker assays) and metabolites (for biomarker assays).
●	Clinical Data Management: Physicians are able to order our diagnostic tests for a particular patient either online through our CentoPortal platform or by email or mail.
●	Diagnostics: Once a patient sample is received, we prepare the biological material for testing by taking an extract of the DNA from the relevant sample. Depending on the test requested by the physician, we would then proceed to run any number of our diagnostic services listed above.
●	Once produced, the data is entered into a sophisticated series of our proprietary computational algorithms designed to detect and identify known pathogenic variants. The sequenced data is analyzed using our fully validated and automated bioinformatics pipeline and annotated with information from the CENTOGENE Biodatabank. The CENTOGENE Biodatabank is key to the diagnostics process as it is used as the basis of comparison with the patient’s sequenced data. This analyzed genetic information, together with the patient’s medical history and clinical data, is then interpreted by our medical experts, a team of trained human geneticists and doctors. All identified mutations along with their annotations will undergo a manual validation against the medical history of the patient in order to ensure accuracy.

●	Additionally, our bioinformatics pipelines provide a highly automated approach to analysis of variant classification, CNV identification and other genetic data. To augment our bioinformatics pipelines, we have developed a database to store all variant information, which is part of the CENTOGENE Biodatabank, and is the basis for our evaluation and interpretation of genetic data. We have developed an in-house variant prioritization and classification system, named CentoPrio, to enhance our interpretation capabilities. CentoPrio takes advantage of the vast amount of genotypic and phenotypic data stored in our databases. Through the use of proprietary algorithms and machine learning algorithms (AI), we combine this data with current medical knowledge to prioritize particular variants that have been identified in previously closed patient cases.
●	Reporting: Our test reports deliver clinically relevant information in a manner that seamlessly integrates into physician practices. A standard report contains a summary of the test result and provides our analysis, recommendations and detailed description of the patient’s relevant genomic alterations and a full data record for consolidation with the patient’s medical records. The report also identifies noteworthy absences of genomic alterations and summaries of, and references to, supporting data from peer-reviewed publications. If requested by the physician, we also provide information on variants in genes not associated with the patient’s disease or symptoms but that nonetheless contain medically actionable information (such as incidental or secondary findings).
●	All of our medical reports are written by professional medical experts facilitated by our automated report writing technology and are reviewed and approved by our Chief Medical and Genomic Officer before distribution. Physicians obtain one report per patient diagnosis while our pharmaceutical partners obtain genomic information that has been provided with express patient consent and de-identified in accordance with HIPAA and other relevant health information privacy procedures. All reports are easily accessible through our online platform, CentoPortal.

Our Solutions for Providing High-Quality Data

CentoCard

Our sample collection method is a CE-Marked DBS specimen receptacle, CentoCard (as shown below), which is translated into more than 50 languages and has market authorization in more than 35 countries. CentoCard is sent to physicians as part of a five-component kit: (1) the CentoCard, (2) a genetic or other testing informed consent form, (3) an instruction leaflet, (4) a self-addressed return envelope and (5) a plastic sleeve for the used CentoCard to be sealed in once the sample is obtained. In order to obtain the sample, a small amount of blood is drawn from a patient by his or her physician and placed on designated spots on the CentoCard. This sample is then left to dry for approximately two hours, during which time the sample stabilizes. Each CentoCard produced has a unique barcode that allows for the card to be traced at all times. It is delivered to our laboratory in Rostock, Germany, along with a signed consent form, from anywhere in the world via regular post. Samples collected on CentoCard are considered non-biohazardous materials, which allows them to be mailed across many borders without the need for certain customs declarations.

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

In 2020, we built an integrated biomarker development platform that substantially simplifies and accelerates the search and confirmation of metabolomic biomarkers. The platform allows us to align arbitrary numbers of mass spectrometry measurements. As of December 31, 2023, the metabolic profiles of more than 12,000 individuals are available in one aligned dataset within our CentoMetabolome data base. On this dataset, we can perform virtual experiments qualitatively for biomarker development. Since no further biomaterial is consumed after the one-time initial measurement, an unlimited number of experiments can be performed. The functionality is integrated in a user-friendly platform and therefore accessible to biological experts without knowledge about machine learning. The platform supports the search for biomarker candidates as well as screening of patients.

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

We undertake scientific research and clinical studies, both independently and together with our pharmaceutical partners, with the aim of positively contributing to the global understanding of rare and neurodegenerative diseases, as well as to improve the accuracy of diagnosis and to support the development of effective treatments for rare diseases. The CENTOGENE Biodatabank, which represents over 850,000 individuals from over 120 highly diverse countries and contains over 500,000 biosamples, is key to our research and development. Clinical data captured combined with WGS, transcriptomics and metabolomics allows unique insights into disease pathologies. It enables our research in rare disease genomics and biomarker development and serves as a starting point for drug discovery. Cellular disease models serve as a starting point for testing hypotheses of pathological mechanisms. For this, patient derived IPS cells are differentiated towards mature cellular phenotypes. Disease causing mutations in those cells enable the establishment of cellular disease models and when comparing to healthy cells allows target and drug discovery with the aim of reverting a pathological phenotype towards a healthy phenotype.

We published over 30 scientific papers in 2023. The highlights from our publications include a landmark study on the largest and most heterogeneous Niemann-Pick type C1 disease (NPC1) cohort published in the European Journal of Human Genetics, data confirming the utility of lyso-Gb1 (glucosylsphingosine) as a sensitive biomarker for Gaucher disease (GD) published in Diagnostics, and the discovery of a new form of early-onset dystonia and parkinsonism published in Brain.

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

Our major on-going clinical studies, other than those related to biomarker development, are as follows as of December 31, 2023.

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

As of December 31, 2023, 1,250 individuals from around the world donated skin biopsies. As part of our iPSC Program, we are currently in the process of reprogramming these biopsies into iPSC for a number of metabolic rare diseases and differentiating the cells into a number of disease-relevant cell types (macrophages, microglia and neurons). We currently establish patient-derived macrophage disease models in Gaucher disease and Niemann-Pick disease type C. Once completed, the iPSC Program will further support orthogonal target validation as well as further biomarker discovery that we undertake.

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

Our major ongoing collaborative drug discovery efforts making use of our unique insight into disease mechanisms are as follows as of December 31, 2023.

Rostock International Parkinson’s Disease Study (ROPAD)

The Rostock International Parkinson's Disease (ROPAD) Study aims to characterize the genetics of PD to establish a better understanding of disease progression, diagnosis, and treatment for patients.

By the end of 2020, the ROPAD Study, which was initiated in May 2019 to investigate the genetic factors in Parkinson’s disease, achieved its goal of recruiting and genetically characterizing more than 10,000 subjects with Parkinson’s Disease (PD). In September 2018, Centogene entered into a strategic collaboration with Denali Therapeutics for the targeted global identification of PD patients with genetic variations in the LRRK2 gene. The LRRK2 gene is one of the most common mutated genes in familial PD.

In 2022, the study reached a significant milestone of testing over 12,500 participants.

In January 2023, Centogene announced that it had extended the Rostock International Parkinson's Disease (ROPAD) Study to recruit and genetically test additional patients over the next few years. Based on initial findings of the more than 12,500 participants already recruited and genetically tested, the study will now focus its efforts on select sites and geographic areas. Throughout this study, up to 25,000 PD participants from around the world will be tested.

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

Drug discovery in Gaucher Disease

In January 2022, we entered the third year of a collaborative effort with Evotec to discover novel small molecule drug candidates to target the unmet medical needs in Gaucher disease. The combination of our unique understanding of genetics, transcriptomics, metabolomics and IPS derived cellular disease models in Gaucher disease, and Evotec’s outstanding drug discovery capabilities make uniquely position this collaboration to advance the discovery of drug candidates to glucocerebrosidase (GBA-1), a gene described as causative in Gaucher disease. After finishing high throughput screening, the next phase of drug discovery (a hit to lead chemistry program) was initiated, which resulted in progress towards proof of concept in an animal model of Gaucher disease. iPSC derived disease macrophages were used to show the efficacy of drug candidates using a Centogene proprietary biomarker. A new agreement was signed on April 2024 with Evotec to extend the collaboration.

Our Operations

Sales and Marketing

As of December 31, 2023, we had a sales force of approximately 59 employees and consultants in our Diagnostics segment. Our sales team members are all trained in key account management and/or genetic diagnostics and are able to discuss the different diagnostic and workflow needs of doctors, physicians, and genetic counselors. With our global footprint, we support rare and neurodegenerative disease patients around the world. We have a 5-region structure (North America (NAMER), Latin America (LATAM), Europe, the Middle East & Africa (EMEA), and Asia Pacific (APAC)), and each of the geographical regions is led by a Regional General Manager supervising a team of sales and clinical liaisons.

In 2023, we continued to expand our direct footprint and our distribution network in our Diagnostics Segment to further increase the sample volumes in targeted geographic areas. We strengthened our Southern European market presence in Italy, Spain, and Portugal, as well as in Israel by expansion of sales resources. As part of our North America strategy, we also decided to invest in establishing a local presence in Canada with dedicated sales resources in East and West Canada. In Latin America, we decided to change our go-to-market strategy by establishing a local sales team in Colombia, taking over from distribution partners.

In 2023, we also significantly built up the team within our Pharmaceutical segment – underlining our strategic focus to better serve our existing partners, to increase collaborations with new partners, and to expand our collaboration model. As of December 31, 2023, we had a team of approximately 47 employees and consultants in our Pharmaceutical segment. Our Pharma team brings a significant amount of experience within the life science industry, which we expect to transfer to increased activities within this segment.

Information Technology Platforms

Our IT infrastructure platform is based on state-of-the-art standardized components. We run our systems according to the following hybrid production model in an effort to optimize cost and service levels:

●	Systems that require a short distance-to-lab infrastructure are run in-house in separate, protected server rooms;
●	Tailored systems with special requirements and heightened security use outsourced infrastructure as a service provided by Datagroup AG, which is GDPR-compliant. These services are provided by two datacenters in Frankfurt and our lab in Rostock, which are connected by two independent and encrypted 10GB landlines; and
●	Highly standardized, high-volume requirements use cloud services provided by Amazon Web Services (“AWS”) and Microsoft.

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

With our clinical exome panel, which covers over 19,000 genes with known associated clinical phenotypes, the result of the sequencing process usually discovers between 70,000 and 150,000 variants per individual. However, the majority of these variants are benign or unrelated to the observed disease phenotype of the patient. With our huge data repository built up from the last 15+ years, and a curated database with standardized HPO terms, our tool is able to rank the variants from most to least relevant. Based on such “ranked” variants, we can then compare the HPO terms of a new patient with the results of prior, anonymized patients included in our repository with variants in the same gene. This allows us to provide a diagnosis in a more rapid, comprehensive and accurate manner, especially for patients with very rare or as yet undescribed diseases.

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

Healthcare Reimbursement

Reimbursement of genetic or other testing differs markedly among countries and evolves rapidly based on advancements in technologies and cost. It is a challenge for insurers or public payers to decide when to reimburse for genetic or other tests that are offered by healthcare providers. One of the reasons this is difficult is that often there are alternative treatments with differing results, which insurers may not be able to easily evaluate

Depending on the billing arrangement and applicable law, we may be reimbursed for genetic or other testing services by third-party payors that provide coverage to the patient, such as an insurance company or managed care organization, or by physicians or other authorized parties (such as hospitals or independent laboratories) that order our tests or refer tests to us. In the years ended December 31, 2023, and 2022, we derived between 1% and 2% of our total revenue from United States third-party payers that includes managed care organizations and other healthcare providers. In the years ended December 31, 2023, and 2022, we derived less than 1% of our total revenue from EU insurance companies and managed care organizations based in the European Union.

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

Client data protection is of high importance to us, as we provide solutions to our clients in more than 120 different countries with varying requirements. To ensure that that all data is properly handled, our employees and clients are actively educated on our data and consent processes and policies, which are in line with all applicable, country-specific regulations, such as HIPAA and GDPR. We continuously monitor our processes and policies to uphold the highest data standards.

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

Patents

Each patent family in our patent portfolio typically includes one or more priority-forming patent applications on the basis of which an international patent application (an application filed under the Patent Cooperation Treaty (“PCT”)) is filed, after which national and regional patent applications are prosecuted in various jurisdictions. As of December 31, 2023, our patent portfolio was as follows:

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

Regulation

Our diagnostics and pharmaceutical businesses are highly regulated due to our operation of clinical laboratories in Rostock, Germany and because of our provision of diagnostic services and our development of proprietary biomarkers. In addition, we are subject to a variety of regulations and industry standards worldwide governing, among other things, data privacy, distribution of our products and patents and trademark licensing.

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

CLIA and State Regulation

Because we operate clinical laboratories, we are required to hold certain United States federal and state licenses and certifications to conduct our business. We are subject to CLIA regulations in the United States, which establish quality standards for all laboratory testing to ensure the accuracy, reliability and timeliness of patient test results regardless of where the test is performed. Our laboratory in Rostock, Germany is CLIA-certified and accredited by CAP, as well as CAP ISO 15189 accredited. In addition, we are required to meet certain laboratory licensing requirements for states with regulations beyond CLIA. For more information on state licensing requirements, see “—Regulation—United States Regulation—State Laboratory Testing.”

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

FDA

In the United States, medical devices, including software devices, are subject to extensive regulation by the FDA, under the Food, Drug, and Cosmetic Act (FDC Act), and its implementing regulations, and other federal and state statutes and regulations. The laws and regulations govern, among other things, medical device design, development, testing, manufacturing, labeling, storage, premarket clearance or approval, advertising and promotion and product sales and distribution. To be commercially distributed in the United States, medical devices must receive from the FDA prior to marketing, unless subject to an exemption, either approval of a PMA (for Class III devices), clearance of a 510(k) premarket notification (for most Class II devices) or classification pursuant to a De Novo submission. Typically, exemptions are granted for Class I devices. Manufacturers of all classes of devices must comply with FDA’s Quality System Regulation (QSR), establishment registration, medical device listing, labeling requirements, and medical device reporting (MDR) regulations, which are collectively referred to as medical device general controls. Class II devices may also be subject to special controls such as performance standards, post-market surveillance, FDA guidelines, or particularized labeling.

IVDs are subject to regulation by the FDA as medical devices to the extent that they are intended for use in the diagnosis or detection of diseases, or conditions, including, without limitation, the presence of certain chemicals, genetic information or other biomarkers. Predictive, prognostic and screening tests, such as carrier screening tests, can also be IVDs. A subset of IVDs is known as analyte specific reagents (“ASRs”). ASRs consist of single reagents and are intended for use in a diagnostic application for the identification and quantification of an individual chemical substance in biological specimens. Many ASRs are exempt from premarket review; however, ASRs may be regulated as Class I, II, or III devices.

Each medical device is classified into one of three categories based on the risks associated with the device and the level of control necessary to provide reasonable assurance of safety and effectiveness. Class I devices are considered low-risk devices and are generally exempt from premarket review requirements. Class II devices are considered moderate risk, and generally require clearance through the premarket notification (or 510(k) clearance), process in order to be commercially distributed. Class III devices are the highest risk devices and are subject to the highest level of regulatory control to provide reasonable assurance of each device’s safety and effectiveness. Class III devices must obtain premarket approval (PMA) before they are marketed. Clinical trials demonstrating a device’s safety and effectiveness are always required to support a PMA application and are sometimes required for 510(k) clearance or De Novo classification. Devices that are exempt from FDA premarket review requirements must nonetheless comply with general controls as described below, unless the FDA has chosen to exercise enforcement discretion with respect to a certain type of device, meaning that the agency will generally not enforce regulatory requirements that are otherwise applicable to such devices.

510(k) clearance pathway. To obtain 510(k) clearance, a manufacturer must submit a premarket notification demonstrating to the FDA’s satisfaction that the proposed device is substantially equivalent to a predicate device. A predicate device is a legally marketed device that is not subject to a PMA, meaning (i) as device that was legally marketed before May 28, 1976 and for which a PMA is not required, (ii) a device that has been reclassified from Class III to Class II or I, or (iii) a device that was found substantially equivalent through the 510(k) process. The FDA’s 510(k) clearance pathway usually takes from three to 12 months, but it can take longer, particularly for a novel type of device or if FDA has significant questions or needs more information about the new device or its manufacturing or quality controls.

After a new medical device receives 510(k) clearance from the FDA, any modification that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, requires a new 510(k) clearance or could require the submission of a PMA application. The FDA requires each manufacturer to make the determination of whether a device modification requires a new 510(k) notification or PMA in the first instance, but the FDA may review any such decision. If the FDA disagrees with a manufacturer’s decision not to seek a new 510(k) clearance or PMA for a particular change, the FDA may retroactively require the manufacturer to submit a 510(k) premarket notification or a PMA application. The FDA may also require the manufacturer to cease U.S. marketing and/or recall any distributed units of the modified device until 510(k) clearance or a PMA for the modification is obtained.

PMA pathway. The PMA pathway requires proof of the safety and effectiveness of the device to the FDA’s satisfaction. The PMA pathway is costly, lengthy and uncertain. A PMA application must provide extensive data from preclinical studies and at least one pivotal clinical trial, as well as information about the device and its components regarding, among other things, device design, manufacturing and labeling. During the substantive review period, the FDA may request additional information or clarification of information already provided. Also during the review period, an advisory panel of experts from outside the FDA may be convened to review and evaluate the application and provide recommendations to the FDA. As part of its PMA review process, the FDA will typically inspect the manufacturer’s facilities for compliance with QSR requirements, which impose elaborate testing, control, documentation and other quality assurance procedures. The PMA review process typically takes one to three years but can take longer.

New PMA applications or PMA supplements may be required for modifications to the manufacturing process, labeling, device specifications, materials or design of a device that is approved through the PMA process. PMA supplements often require submission of the same type of information as an initial PMA application, except that the supplement is limited to information needed to support any changes from the device covered by the approved PMA application and may or may not require as extensive clinical data or the convening of an advisory panel.

De novo pathway. If a previously unclassified new medical device does not qualify for the 510(k) premarket notification process because no predicate device can be identified, the device is automatically classified as Class III, requiring a PMA application. However, if the device is low or moderate risk, it may be eligible for the De Novo classification process. The De Novo classification process allows a device developer to request that the novel medical device be reclassified as either a Class I or Class II device, rather than having it regulated as a high-risk Class III device subject to the PMA requirements. If the manufacturer seeks reclassification into Class II, the classification request must include a draft proposal for special controls that are necessary to provide a reasonable assurance of the safety and effectiveness of the medical device. The De Novo classification route has been used for many IVD products.

As with the 510(k) premarket notification process described above, any modification to a device authorized through the De Novo process that could significantly affect the safety or effectiveness of such device, or that would constitute a major change in its intended use, requires a new 510(k) clearance or could require the submission of a PMA application.

As an alternative to the De Novo classification process, a company could also file a reclassification petition seeking to change the automatic Class III designation of a novel post-amendment device under Section 513(f)(3) of the FDCA. FDA can also initiate reclassification of an existing device type on its own initiative. In December 2018, FDA issued a final rule to clarify the administrative process through which the FDA reclassifies a medical device. To reclassify a device under Section 513(e) of the FDCA, the FDA must first publish a proposed reclassification order that includes a summary of the valid scientific evidence that supports the reclassification; convene a device classification panel meeting; and consider comments to the public docket before it then publishes a final reclassification order in the Federal Register.

Device Clinical Trials. Clinical trials are almost always required to support a PMA application and are sometimes required for a De Novo classification request or 510(k) premarket notification. In order to conduct a clinical investigation involving human subjects for the purpose of demonstrating the safety and effectiveness of a medical device, an investigator acting on behalf of the company must, among other things, apply for and obtain institutional review board (IRB) approval of the proposed investigation. In addition, if the clinical trial involves a “significant risk” (as defined by the FDA) to human health, the company sponsoring the trial (referred to as the “sponsor”) must also submit and obtain FDA approval of an investigational device exemption (IDE) application. An IDE application must be supported by appropriate data, such as animal and laboratory testing results, showing that it is safe to test the device in humans and that the testing protocol is scientifically sound. The IDE application must be approved in advance by the FDA for a specified number of trial participants, unless the product is deemed a non-significant risk device and eligible for abbreviated IDE requirements. Generally, clinical trials for a significant risk device may begin once the IDE application is approved by the FDA and the trial protocol and informed consent are approved by a duly-appointed IRB for each site. FDA’s IDE regulations govern investigational device labeling, prohibit promotion, and specify an array of good clinical practice (“GCP”) requirements, which include, among other things, recordkeeping, reporting and monitoring responsibilities of trial sponsors and study investigators. Clinical trials must further comply with the FDA’s regulations for IRB approval and for informed consent and other human subject protections, all of which are considered part of GCP requirements. Required records and reports are subject to inspection by the FDA. The results of clinical testing may be unfavorable or, even if the intended safety and efficacy success criteria are achieved, may not be considered sufficient for the FDA to grant approval or clearance of a product.

Information about certain clinical trials, including details of the protocol and eventually results, also must be submitted within specific timeframes to the National Institutes of Health, or NIH, for public dissemination on the ClinicalTrials.gov data registry. Information related to the product, patient population, phase of investigation, trial sites and investigators and other aspects of the clinical trial is made public as part of the registration process. Sponsors are obligated to disclose the results of their clinical trials after completion. Disclosure of results can be delayed in some cases for up to two years after the date of completion of the trial.

Failure to timely register a covered clinical trial or to submit results as provided for in the law can give rise to civil monetary penalties and also prevent the non-compliant party from receiving future grant funds from the federal government. The NIH Final Rule on ClinicalTrials.gov registration and reporting requirements became effective in 2017, and both NIH and FDA have brought enforcement actions against non-compliant sponsors.

In the Consolidated Appropriations Act for 2023, Congress amended the FDCA to require the sponsor of any clinical trial for a medical device to develop a diversity action plan for such trial, and if submission of an IDE application is required, to submit such diversity action plan to the FDA. The action plan must include the sponsor’s diversity goals for enrollment, as well as a rationale for the goals and a description of how the sponsor will meet them. The FDA may grant a waiver for some or all of the requirements for a diversity action plan. It is unknown at this time how the diversity action plan may affect device clinical trial planning and timing or what specific information FDA will expect in such plans, but if FDA objects to a sponsor’s diversity action plan and requires the sponsor to amend the plan or take other actions, it may delay trial initiation.

Post market general controls. After a medical device is authorized for marketing and placed in commercial distribution (or, for 510(k)-exempt products, placed into commerce without first obtaining FDA clearance or approval), numerous regulatory requirements apply. These general controls that must be met for all device classes include:

●	establishment registration and device listing;
●	the QSR, which requires manufacturers, including third-party manufacturers, to follow design, testing, control, storage, supplier/contractor selection, complaint handling, documentation and other quality assurance procedures;
●	labeling regulations, which govern the mandatory elements of the device labels and packaging (including Unique Device Identifier markings for certain categories of products);
●	FDA’s prohibitions against the promotion of products for uncleared, unapproved or “off-label” uses and other requirements related to promotional activities;
●	the MDR regulations, which require that manufacturers report to the FDA if a device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if the malfunction were to recur;
●	voluntary and mandatory device recalls to address problems when a device is defective and/or could be a risk to health;
●	correction and removal reporting regulations, which require that manufacturers report to the FDA field corrections and product recalls or removals if undertaken to reduce a risk to health posed by the device or to remedy a violation of the FDCA that may present a risk to health; and
●	post-market surveillance regulations, which apply to certain Class II or III devices when necessary to protect the public health or to provide additional safety and effectiveness data for the device.

FDA’s MDR requirements also extend to healthcare facilities that use medical devices in providing care to patients, or “device user facilities,” which include hospitals, ambulatory surgical facilities, nursing homes, outpatient diagnostic facilities, or outpatient treatment facilities, but not physician offices. A device user facility must report any device-related death to both the FDA and the device manufacturer, or any device-related serious injury to the manufacturer (or, if the manufacturer is unknown, to the FDA) within ten days of the event. Device user facilities are not required to report device malfunctions that would likely cause or contribute to death or serious injury if the malfunction were to recur but may voluntarily report such malfunctions through MedWatch, the FDA’s Safety Information and Adverse Event Reporting Program.

To ensure compliance with regulatory requirements, medical device manufacturers are subject to market surveillance and periodic, pre-scheduled and unannounced inspections by the FDA and certain state authorities. Failure to comply with applicable regulatory requirements can result in enforcement action by the FDA, which may lead to any of the following sanctions:

●	Warning Letters or Untitled Letters that require corrective action;

●	fines and civil penalties;
●	unanticipated expenditures;
●	delays in approving/clearing or refusal to approve/clear any of our future products;
●	FDA refusal to issue certificates to foreign governments needed to export our products for sale in other countries;
●	suspension or withdrawal of FDA approval or clearance (as may be applicable);
●	product recall or seizure;
●	partial suspension or total shutdown of production;
●	operating restrictions;
●	injunctions or consent decrees; and
●	civil or criminal prosecution.

We and any of our contract manufacturers, and some suppliers of components or device accessories, are required to manufacture medical device products in compliance with current good manufacturing practice requirements set forth in the QSR, unless explicitly exempted by regulation. The QSR requires a quality system for the design, manufacture, packaging, labeling, storage, installation, and servicing of marketed devices, and includes extensive requirements with respect to quality management and organization, device design, buildings, equipment, purchase and handling of components or services, production and process controls, packaging and labeling controls, device evaluation, distribution, installation, complaint handling, servicing, and record keeping. The FDA evaluates compliance with the QSR through periodic pre-scheduled or unannounced inspections that may include registered manufacturing facilities of our subcontractors. Following such inspections, FDA may issue reports known as Forms FDA 483 or Notices of Inspectional Observations, which list instances where the FDA inspector believes the manufacturer has failed to comply with applicable regulations and/or procedures. If the observations are sufficiently serious or the manufacturer fails to respond appropriately, the FDA may issue Warning Letters, which are notices of intended enforcement actions against the manufacturer. For less serious violations that may not rise to the level of regulatory significance, FDA may issue Untitled Letters. FDA may take more significant administrative or legal action if a manufacturer continues to be in substantial noncompliance with applicable regulations.

For example, if the FDA believes we or any of our contract manufacturers or regulated suppliers are not in compliance with these requirements and patients are being subjected to serious risks, it can shut down manufacturing operations, require recalls of our medical device products, refuse to approve new marketing applications, initiate legal proceedings to detain or seize products, enjoin future violations, or assess civil and criminal penalties against us or our officers or other employees. Research use only. IVDs that are intended only for use in scientific research are not subject to pre- and post-market controls for medical devices by the FDA, with the exception that they must bear the statement: “For Research Use Only. Not for Use in Diagnostic Procedures.” RUO products cannot make any claims related to safety, effectiveness or diagnostic utility, and they cannot be intended for any human clinical diagnostic use. A product labeled RUO but marketed, advertised, sold, or used in any way that indicates the product is actually intended to be used diagnostically may be viewed by the FDA as adulterated and misbranded under the FDC Act and, in such case, would be subject to FDA enforcement actions, including requiring the supplier to seek clearance or approval for the products. Our LDT uses instruments and reagents labeled as RUO in our laboratories.

Laboratory developed tests. LDTs have generally been considered to be a subset of IVDs that are designed, developed, validated and used within a single laboratory. The FDA takes the position that it has the authority to regulate such tests as medical devices under the FDC Act. The FDA has historically exercised enforcement discretion and has not required clearance or approval of LDTs prior to marketing, although some states require review and approval of LDTs before they are offered to their citizens. For instance, New York’s CLEP separately approves certain LDTs offered to New York State patients.

In October 2023, the FDA issued a proposed rule aimed at regulating LDTs under the current medical device framework and proposing to phase out its existing enforcement discretion policy for this category of diagnostic tests; the public comment period ended in early December 2023. The proposal envisions that the LDT enforcement policy phase-out process would occur in gradual stages over a total period of four years, with premarket approval applications for high-risk tests to be submitted by the 3.5-year mark, although more details are expected to be provided with the upcoming final rule. The FDA plans to finalize the rule in April 2024, but it will likely be the subject of litigation challenging the agency’s authority to take such action. Affected stakeholders continue to press for a comprehensive legislative solution to create a harmonized paradigm for oversight of LDTs by both the FDA and CMS, instead of implementation of the proposed FDA administrative action, which may be disruptive to the industry and to patient access to certain diagnostic tests.

Separately, federal legislators have been working with stakeholders for several years on a possible bill to reform the regulation of in vitro clinical tests including LDTs. For example, as drafted and re-introduced for consideration by the current Congress, the Verifying Accurate, Leading-edge IVCT Development (VALID Act) would codify into law the term “in vitro clinical test” (IVCT) to create new medical product category separate from medical devices that includes products currently regulated as IVDs as well as LDTs. The VALID Act would also create a new system for labs and hospitals to use to submit their tests electronically to the FDA for approval, which is aimed at reducing the amount of time it takes for the agency to approve such tests, and establish a new program to expedite the development of diagnostic tests that can be used to address a current unmet need for patients.

It is unclear whether the VALID Act would be passed in Congress in its current form or if it or similar legislation would be signed into law by the President. Until the FDA finalizes the proposed LDT rule or the VALID Act or other legislation is passed reforming the federal government’s regulation of LDTs, it is unknown how the FDA may regulate our tests or what testing and data may be required to support any required clearance or approval.

We believe that the majority of the tests we currently offer meet the definition of LDTs, as they have been designed, developed and validated for use in a single CLIA certified laboratory. We are in the process of obtaining the requisite approvals for our LDTs in New York.

HIPAA and HITECH

Under the administrative simplification provisions of HIPAA, as amended by the HITECH Act, the United States Department of Health and Human Services issued regulations that establish, among other things, uniform standards governing the conduct of certain electronic healthcare transactions and protecting the privacy and security of protected health information used or disclosed by healthcare providers and other covered entities. Three principal regulations with which we are required to comply have been issued in final form under HIPAA: privacy regulations, security regulations and standards for electronic transactions, which establish standards for common healthcare transactions. The privacy and security regulations were extensively amended in 2013 to incorporate requirements from the HITECH Act.

The privacy regulations cover the use and disclosure of protected health information by healthcare providers and other covered entities. They also set forth certain rights that an individual has with respect to their protected health information maintained by a healthcare provider, including the right to access or amend certain records containing protected health information, or to request restrictions on the use or disclosure of protected health information. The security regulations establish requirements for safeguarding the confidentiality, integrity and availability of protected health information that is electronically transmitted or electronically stored. The HITECH Act, among other things, established certain protected health information security breach notification requirements. A covered entity must notify affected individual(s) and the United States Department of Health and Human Services when there is a breach of unsecured protected health information and in some cases must notify local and/or national media. The HITECH Act also strengthened the civil and criminal penalties that may be imposed against covered entities, business associates, and individuals, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions. In addition, other federal and state laws may govern the privacy and security of health and other information in certain circumstances, many of which differ from each other in significant ways and may not be preempted by HIPAA, thus complicating compliance efforts. The HIPAA privacy and security regulations establish a uniform federal “floor” that healthcare providers must meet and do not supersede state laws that are more stringent or provide individuals with greater rights with respect to the privacy or security of, and access to, their records containing protected health information. Massachusetts, for example, has a state law that protects the privacy and security of personal information of Massachusetts residents that is more prescriptive than HIPAA.

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

United States Federal and State Fraud and Abuse Laws

In the United States, we must comply with fraud and abuse laws, and we are potentially subject to regulation by various federal, state and local authorities, including CMS, other divisions of the U.S. Department of Health and Human Services (e.g., the Office of Inspector General), the DOJ and individual U.S. Attorney´s Offices within the DOJ, and state and local governments. We also may be subject to foreign fraud and abuse laws.

In the United States, the federal Anti-Kickback Statute prohibits, among other things, knowingly and willfully offering, paying, soliciting, or receiving remuneration to induce or in return for patient referrals for, or purchasing, leasing, ordering or arranging for the purchase, lease or order of, any healthcare item or service reimbursable under a federal healthcare program. Courts have stated that a financial arrangement may violate the Anti-Kickback Statute if any one purpose of the arrangement is to encourage patient referrals or other federal healthcare program business, regardless of whether there are other legitimate purposes for the arrangement. Violations may result in imprisonment, criminal fines, civil money penalties and exclusion from participation in federal healthcare programs. Many states also have anti-kickback law, some of which may apply to items or services reimbursed by any third-party payor, including commercial insurers.

In addition, in October 2018, the Eliminating Kickbacks in Recovery Act of 2018 (“EKRA”) was enacted as part of the Substance Use-Disorder Prevention that Promotes Opioid Recovery and Treatment for Patients and Communities Act (“SUPPORT Act”). EKRA is an all-payor anti-kickback law that makes it a criminal offense to pay any remuneration to induce referrals to, or in exchange for, patients using the services of a recovery home, a substance use clinical treatment facility, or laboratory. Although it appears that EKRA was intended to reach patient brokering and similar arrangements to induce patronage of substance use recovery and treatment, the language in EKRA is broadly written. Further, certain of EKRA’s exceptions are inconsistent with the Anti-Kickback Statute safe harbor regulations. Significantly, EKRA permits the U.S. Department of Justice to issue regulations clarifying EKRA’s exceptions or adding additional exceptions, but such regulations have not yet been issued. Further, there is no agency guidance to indicate how and to what extent it will be applied and enforced. We cannot assure you that our relationships with physicians, sales representatives, hospitals, customers, or any other party will not be subject to scrutiny or will survive regulatory challenge under such laws. If imposed for any reason, sanctions under the EKRA could have a negative effect on our business.

The healthcare fraud statute prohibits knowingly and willfully executing a scheme to defraud any healthcare benefit program, including private payors. A violation of this statute is a felony and may result in fines, imprisonment or exclusion from federal healthcare programs such as the Medicare and Medicaid programs. The false statements statute prohibits knowingly and willfully falsifying, concealing or covering up a material fact, or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. A violation of this statute is a felony and may result in fines, imprisonment or exclusion from governmental payor programs.

Finally, another development affecting the healthcare industry is the increased enforcement of the federal False Claims Act and, in particular, actions brought pursuant to the False Claims Act’s “whistleblower” or qui tam provisions. The False Claims Act imposes liability on any person or entity that, among other things, knowingly presents, or causes to be presented, a false or fraudulent claim for payment by to the federal healthcare. The qui tam provisions of the False Claims Act allow a private individual to bring actions on behalf of the federal government alleging that the defendant has defrauded the federal government by submitting a false claim to the federal government and permit such individuals to share in any amounts paid by the entity to the government in fines or settlement. When an entity is determined to have violated the False Claims Act, it may be required to pay up to three times the actual damages sustained by the government, plus substantial per-claim civil penalties, which are also adjusted for inflation.

In addition, various states have enacted false claim laws analogous to the federal False Claims Act, although many of these state laws apply where a claim is submitted to any third-party payor.

Physician Referral Prohibitions

Under a United States federal law directed at “self-referral,” commonly known as the “Stark Law,” there are prohibitions, with certain exceptions, on referrals for certain designated health services, including laboratory services, that are covered by the Medicare and Medicaid programs by physicians who personally, or through a family member, have an investment or ownership interest in, or a compensation arrangement with, an entity performing the tests. A person who engages in a scheme to circumvent the Stark Law’s referral prohibition may be subject to a substantial fine for each such arrangement or scheme. In addition, any person who presents or causes to be presented a claim to the Medicare or Medicaid programs in violation of the Stark Law is subject to substantial per-claim civil monetary penalties, an assessment of up to three times the amount claimed and possible exclusion from participation in federal healthcare programs. Claims submitted in violation of the Stark Law may not be paid by Medicare, and any person collecting any amounts with respect to any such prohibited bill is obligated to refund such amounts. Many states have comparable laws that are not limited to Medicare and Medicaid referrals.

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

The federal Physician Payments Sunshine Act imposes reporting requirements on manufacturers of certain devices, drugs and biologics for certain payments and transfers of value by them (and in some cases their distributors) to physicians, teaching hospitals and certain advanced non-physician health care practitioners, as well as ownership and investment interests held by physicians and their immediate family members. The reporting program (known as the Open Payments program) is administered by CMS and applies to manufacturers when their products become eligible for reimbursement under a federal healthcare program such as Medicare or Medicaid. We believe we are exempt from these reporting requirements as we manufacture our own LDTs solely for use and by or within our own laboratory. We may become subject to such reporting requirements under the terms of current CMS regulations, however, if enacted federal legislation renders our tests regulated by FDA, or if FDA finalizes its recently initiated notice-and-comment rulemaking to exercise authority over LDTs as medical devices or otherwise requires us to obtain premarket clearance or approval for one or more of our tests.

Civil Monetary Penalties Law

The federal Civil Monetary Penalties Law (the “CMP Law”), prohibits, among other things, (1) the offering or transfer of remuneration to a Medicare or state health care program beneficiary if the person knows or should know it is likely to influence the beneficiary’s selection of a particular provider, practitioner, or supplier of services reimbursable by Medicare or a state health care program, unless an exception applies; (2) employing or contracting with an individual or entity that the provider knows or should know is excluded from participation in a federal health care program; (3) billing for services requested by an unlicensed physician or an excluded provider; and (4) billing for medically unnecessary services. The penalties for violating the CMP Law include exclusion, substantial fines, and payment of up to three times the amount billed, depending on the nature of the offense.

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

We currently have 2 in vitro diagnostic medical devices, CentoCard, and CentoCloud, which are CE-marked in compliance with Regulation (EU) 2017/746 (which became fully effective as of May 26, 2022) and Directive 98/79/EG, respectively. We comply with ISO 13485:2021, as the harmonized standard for quality management systems for medical devices and in vitro diagnostic medical devices.

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

The GDPR is a complex law and the regulatory guidance is still evolving, including with respect to how the GDPR should be applied in the context of transactions from which we may gain access to personal data. Furthermore, many of the countries within the European Union are still in the process of drafting supplementary data protection legislation in key fields where the GDPR allows for national variation, including the fields of clinical study and other health-related information. There is still significant uncertainty related to the manner in which data protection authorities will seek to enforce compliance with GDPR in the medical and research fields. For example, it is not yet clear the extent to which such authorities will conduct random audits of companies subject to the GDPR in the absence of complaints filed by individuals who claim their rights have been violated. Enforcement actions to date in other industries has resulted in significant fines and other penalties. Failure to comply with the requirements of the GDPR and the related national data protection laws of EU member states, which may deviate slightly from the GDPR, may result in material fines.

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

Our major subsidiaries are listed below.

	Country in which primary	Equity interest (%)
Name	activities are pursued	Dec 31, 2023	Dec 31, 2022
Centogene GmbH (1)	Germany	100	100
Centogene FZ-LLC	United Arab Emirates	100	100
Centogene US, LLC	USA	100	100
Centogene GmbH ⁽²⁾	Austria	—	100
Centogene India Pvt. Ltd.	India	100	100
Centogene Switzerland AG	Switzerland	100	100
CentoSafe B.V.	Netherlands	100	100
Centogene d.o.o. Belgrade	Serbia	100	100
Dr. Bauer Laboratoriums GmbH(4)	Germany	—	—
Genomics Innovations Company Limited(3)	United Arab Emirates	20	—
(1)	Centogene IP GmbH and Centogene Shared Service GmbH were merged with Centogene GmbH on January 1, 2021.
(2)	The Group acquired the remaining 10% of Centogene GmbH in 2022 and wound it down in 2023.
(3)	See note 24 – List of subsidiaries.
(4)	See note 4 – Basis of consolidation.

D.Property, Plants and Equipment

Our headquarters are located in Rostock, Germany, where we occupy approximately 8,500 square meters of office and laboratory space that was originally constructed by us. In July 2019, Centogene AG (now Centogene GmbH) entered into a sale and leaseback transaction, pursuant to which we sold our Rostock headquarters building to a third party for EUR 24,000 thousand. We then leased the building from the third party for a period of 12 years at a fixed rate per month with the option to extend twice. In addition, a bank guarantee of EUR 3,000 thousand (which we have secured by cash deposit of EUR 1,500 thousand) is required to be maintained during the lease period. In February 2020, we entered into another lease contract for the further expansion of our Rostock headquarters. The additional lease contract covers a total area of approximately 2,850 square meters of offices, staff facilities and storage spaces. In July 2022, we replaced this contract with a new lease contract for the further expansion of our Rostock headquarters. The additional lease contract covers a total area of approximately 1,474 square meters of offices, staff facilities and storage spaces, and will commence in 2025, when the building is expected to be completed by the lessor. The lease is charged at a fixed rate and covers a fixed period of five years, with the option to extend once for another five years. The lease cannot be terminated during the fixed five-year period, but we are permitted to sub-lease to a third party.

In September 2018, we also opened an office and laboratory facility in Cambridge, Massachusetts. We rented the premises with a two-year lease covering approximately 168 square meters. In June 2019, we rented additional premises of approximately 194 square meters. In July 2021, we reduced the premises to approximately 51 square meters. The lease ended in June 30, 2023 and we now use another facility within the area for our U.S. Administrative office. We do not have any laboratory in the U.S.

Our laboratory in Rostock, Germany is equipped with the most advanced technologies for clinical diagnostics, clinical studies and research and development. To further enhance flexibility in capital management, we may purchase some of the leased laboratory equipment. These leases usually cover a period of two to four years, and our obligations under these leases are secured by the lessor’s title to the leased assets.

In addition to our laboratory, we have sales and administrative offices located in Berlin (Germany), Cambridge (Massachusetts, United States), Belgrade (Serbia), Dubai (United Arab Emirates), Delhi (India) and Zug (Switzerland), allowing us to further expand our international footprint. Considering the continuous expansion of our business, we relocated our office to Berlin, Germany in October 2019. The new office covers an area of approximately 1,770 square meters and was leased for a period of 12 years without an extension option. Until the end of the lease period for our Berlin, Germany office, we must provide a bank guarantee of EUR 257 thousand (which we collateralized with a cash deposit of EUR 257 thousand).

As of December 31, 2023, our Property Plant and Equipment is pledged to Oxford debt, resulting from the Oxford Loan Agreement.

We are not aware of any environmental issues or other constraints that would materially impact the intended use of our facilities.

As of December 31, 2023, we employed approximately 493 highly qualified personnel (including consultants) from 61 nationalities.

Item 4A. Unresolved Staff Comments

None

Item 5. Operating and Financial Review and Prospects

A.Operating Results

The following discussion of our financial condition and results of operations should be read in conjunction with Centogene’s audited consolidated financial statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021 and the notes thereto, included elsewhere in this Annual Report. The following discussion is based on our financial information prepared in accordance with IFRS as issued by the IASB, which may differ in material respects from generally accepted accounting principles in the United States and other jurisdictions. The following discussion includes forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including but not limited to those described under “Item 3—D. Risk Factors” and elsewhere in this Annual Report.

Overview

We are a commercial-stage company with our core businesses focused on rare and neurodegenerative diseases that transforms real-world clinical and genetic or other data into actionable information for patients, physicians and pharmaceutical companies. Our goal is to bring rationality to treatment decisions and to accelerate the development of new orphan drugs by using our knowledge of the global rare disease market, including epidemiological and clinical data and innovative biomarkers. We have developed the CENTOGENE Biodatabank of multimodal data: Sociodemographic, clinical, multiomic data as well as biomaterial included from over 850,000 individuals. As of December 31, 2023, more than 500,000 DBS cards are stored in our own physical biobank which enables retrospective analysis for research consented samples. For approximately 110,000 individuals WES data and for 17,000 individuals WGS data is available. Equally notable is our network of approximately 30,000 active physicians we have been in contact with in the last five years. We believe this represents the only platform that comprehensively analyzes multi-level data to improve the understanding of rare hereditary diseases, which can aid in the identification of patients and improve our pharmaceutical partners’ ability to bring orphan drugs to the market.

We have identified three reportable segments:

●	Pharmaceutical. Our Pharmaceutical segment provides a variety of products and services to our pharmaceutical partners, including target and drug screening, clinical development, market access and expansion, as well as CENTOGENE Biodatabank Licenses and Insight Reports. Our information platforms, access to rare and neurodegenerative disease patients and their biomaterials, and our ability to develop proprietary technologies, such as biomarkers, enable us to provide services to our pharmaceutical partners in all phases of the drug development process as well as post commercialization. Revenues from our Pharmaceutical segment are generated primarily from collaboration agreements with our pharmaceutical partners. As of December 31, 2023, we collaborated with 34 pharmaceutical partners. In addition, we have developed three biomarkers covering diseases. Since early 2020, we started to pursue a metabolomics approach for establishing a biomarker discovery pipeline for rare hereditary diseases. Our new approach will include a tandem mass spectrometry methodology and AI and, combined with the large volume of datasets in the CENTOGENE Biodatabank, has proven successful in the identification of new biomarkers. The new biomarker candidates are identified and then further validated and optimized in epidemiological clinical trials.
●	Diagnostics. Our Diagnostics segment provides targeted genetic sequencing and diagnostics services to our clients worldwide, who are typically physicians, laboratories or hospitals, either directly or through distributors. As of December 31, 2021, we believe we offer the broadest diagnostic testing portfolio for rare diseases, covering over 19,000 genes using approximately 5,000 different tests. Our key products are our WGS and WES, as well as our multiomic testing solution, In turn, the data collected from our diagnostics services and biomaterials allow us to continue to grow the CENTOGENE Biodatabank.
●	Joint Venture. On June 26, 2023, the Company entered into a joint venture agreement (the “Joint Venture Agreement”) dated June 26, 2023 with Pharmaceutical Investment Company (“PIC” or “Lifera”), a closed joint stock company incorporated pursuant to the laws of Saudi Arabia and a wholly-owned subsidiary of the Public Investment Fund (PIF) based in Riyadh, to form a joint venture under the laws of Saudi Arabia. According to the joint venture agreement, the founding capital is to be provided 80% (SAR 80,000,000) by PIC and 20% (SAR 20,000,000) by the Company and will be used to finance business operations, including the establishment of a laboratory competence center in Saudi Arabia (“KSA”). Pursuant to the Joint Venture Agreement, and subject to the terms and conditions contained therein, the Company and PIC agreed to establish a limited liability company in Saudi Arabia (the “JV”), the terms of which also include ancillary agreements pertaining to a Technology Transfer and Intellectual Property License Agreement, a Consultancy Agreement and a Laboratory Services Agreement. On November 20, 2023, Genomics Innovations Company Limited (the “JV”) was fully formed as a limited liability company organized under the laws of the Kingdom of Saudi Arabia. Management has analyzed the terms included in the contract analyzing the control over the JV under IFRS 10, concluding the Company has no control over the “JV”, classifying the investment as a joint venture under IAS28 – refer to Note 15 Investment in Joint Venture in the accompanying financial statements. Chief Operating Decision Maker (“CODM”) has decided to disclose it as a separate segment. The terms of the Joint Venture Agreement were amended by the parties on May 12, 2024, including a reduction in the Company’s interest in the JV in exchange for a cash payment to the Company – see Note 29 to the Consolidated Financial Statements for additional details about such amendment.

We discontinued our COVID-19 business in the three months ended March 31, 2022:

●	COVID-19 testing. While not a core business, due to its growth and financial significance in relation to our total activities, our COVID-19 testing business was managed and reported as a separate segment since the third quarter of 2020. We started offering COVID-19 testing in March 2020. Our initial COVID-19 test was a molecular diagnostic test performed for the in vitro qualitative detection of RNA from the SARS-CoV-2 in oropharyngeal samples from presymptomatic probands according to the recommended testing by public health authority guidelines. It was also validated in our CAP/CLIA/ISO certified analytical laboratory and received EUA from the FDA for use by authorized laboratories. The majority of these tests were performed in airport locations at the Frankfurt, Hamburg, Dusseldorf, and Berlin airports. Furthermore, tests were offered through collaborations with the state government and other companies. This segment was fully phased out in the first quarter of 2022 and is therefore presented as discontinued operations.

Our revenue for the year ended December 31, 2023, was EUR 48,536 thousand, an increase of EUR 1,063 thousand, or 2%, from EUR 47,473 thousand for the year ended December 31, 2022. Our revenue for the year ended December 31, 2022, was EUR 47,473 thousand, an increase of EUR 5,239 thousand, or 12.4%, from EUR 42,234 thousand for the year ended December 31, 2021. Our Pharmaceutical and, Diagnostics segments contributed 30.5% and 69.5%, respectively, of our total revenues for the year ended December 31, 2023, as compared to 33.9%, and 66.1% respectively, of our total revenues for the year ended December 31, 2022, and 37.0%, and 63.0% respectively, of our total revenues for the year ended December 31, 2021. Test requests received by our Pharmaceutical and Diagnostics segments for the year ended December 31, 2023, were approximately 35.4 thousand and 81.5 thousand, respectively, representing a decrease of approximately 7% and an increase of 18%, respectively as compared to approximately 38.1 thousand and 69.2 thousand test requests, respectively, received for the year ended December 31, 2022.

Test requests received by our Pharmaceutical and Diagnostic segments for the year ended December 31, 2022, were approximately 38.1 thousand and 69.2 thousand, respectively, representing a decrease of approximately 30.8% and an increase of approximately 21.4%, respectively, as compared to approximately 54.1 thousand and 57.1 thousand test requests, respectively, received for the year ended December 31, 2021.

Since the inception of our business, our research and development has been substantially devoted to our biomarkers and interpretation solutions. For the year ended December 31, 2023, we incurred research and development expenses of EUR 12,361 thousand, a decrease of EUR 5,127 thousand, or 29.3%, from EUR 17,488 thousand for the year ended December 31, 2022, mainly driven by a decrease in test during 2023, together with a reduction on IT R&D expenses in the current year compared to the prior year. For the year ended December 31, 2022, we incurred research and development expenses of EUR 17,488 thousand, a decrease of EUR 1,809 thousand, or 9.4% from EUR 19,297 thousand for the year ended December 31, 2021. During the years ended December 31, 2023, 2022 and 2021, we received test requests of approximately 1,340, 3,415 and 8,437, respectively, for our internal research and development projects.

Our loss before taxes from continuing operations for the year ended December 31, 2023, was EUR 35,245 thousand, a decrease of EUR 3,351 thousand, or 9%, from EUR 38,596 thousand for the year ended December 31, 2022. Our loss before taxes from continuing operations for the year ended December 31, 2022, decreased by EUR 18,826 thousand, or 33%, from EUR 57,422 thousand for the year ended December 31, 2021. Our loss before taxes for the year ended December 31, 2023, also included share-based compensation expenses of EUR 2,929 thousand, as compared to EUR (16) thousand for the year ended December 31, 2022, and EUR 8,035 thousand for the year ended December 31, 2021.

Important Developments

Sale of USD 15.0 million of Accounts Receivables to Lifera

On May 12, 2024, we completed a transaction with Pharmaceutical Investment Company (“PIC” or “Lifera”), a closed joint stock company incorporated pursuant to the laws of the Kingdom of Saudi Arabia (“KSA”) and a wholly-owned subsidiary of the Public Investment Fund based in Riyadh, with respect to the sale of certain Company accounts receivables (“PIC AR Sale”) and related transactions for proceeds of approximately USD 15.0 million (EUR 13.9 million) (not including additional process from our sale of a JV interest). PIC has agreed to purchase certain of Centogene’s accounts receivable in the KSA for an aggregate purchase price of USD 15.0 million payable in three equal tranches on or about May 13, 2024, May 31, 2024, and June 30, 2024. As a result of the foregoing, we now estimate that our cash runway extends for at least the next twelve (12) months. Specifically, based on our existing cash on hand and assuming the receipt of the proceeds from all three tranches of the PIC AR Sale and the achievement of our 2024 revenue guidance, we believe that we will be able to fund our operations, as currently planned (including amortization payments due under the Loan and Security Agreement with our senior lender Oxford Finance LLC (“Oxford”) commencing March 1, 2025), through the second quarter of 2025. While we believe our cash from operations and other assumptions are reasonable, there can be no assurances in this regard. For more information, see Note 2.2 to the Consolidated Financial Statements.

In connection with the PIC AR Sale and consistent with our ongoing strategic alternatives process with interested parties (as described below), we agreed to certain new covenants in our Oxford Loan and Security Agreement relating to the timing to this process. Specifically, we agreed to certain near-term timing requirements for the entry into a binding definitive agreement for the sale of the Company (July 15, 2024) and by June 15, 2024 with respect to the receipt of nonbinding term sheets relating to a sale. In addition to the new covenants described above, Oxford has the right pursuant to the preexisting terms of the Oxford Loan and Security Agreement to require the repayment of all debt owed to it upon the closing of a change of control transaction, such as a sale transaction resulting from our strategic alternatives process, unless Oxford agrees, in its sole discretion, to different arrangements with any strategic partner or successor. For a discussion of our indebtedness outstanding and liquidity, see “—B. Liquidity and Capital Resources—Overview”.

Update on Process to Review Strategic Alternatives

On February 28, 2024, we announced a process to explore strategic alternatives, we engaged an investment banking firm to advise us in connection with this process and we are currently in active discussion with several interested parties, which could result in the entry into a definitive agreement for a transaction by July 15, 2024. However, there can be no assurance that our strategic review process will result in any transaction or other strategic outcome. We do not intend to disclose further developments on this strategic review process unless and until we determine that such disclosure is appropriate or necessary.

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

The Group´s ongoing success and ultimately the attainment of profitable operations depends on future uncertain events which include, among other things, obtaining adequate financing to promote commercial and development activities until the Group can generate sufficient revenues to support its operating cash requirements. The Group has incurred operating losses since inception. For the year ended December 31, 2023, the Group incurred a net comprehensive loss of EUR 35.8 million, resulting in the net cash outflows from operating activities of EUR 31.7 million. As of December 31, 2023, the Group had generated an accumulated deficit of EUR 177.1 million and had a negative equity position of EUR 25.3 million.

During 2023, we entered into a joint venture agreement (the “Joint Venture Agreement”) dated June 26, 2023, with Pharmaceutical Investment Company (“PIC” or “Lifera”), a closed joint stock company incorporated pursuant to the laws of Saudi Arabia and a wholly-owned subsidiary of the Public Investment Fund (PIF) based in Riyadh, to form a joint venture under the laws of Saudi Arabia. Pursuant to the Joint Venture Agreement, and subject to the terms and conditions contained therein, the Company and PIC have established a limited liability company in Saudi Arabia (the “JV”). In connection with the Joint Venture Agreement, Lifera and the Company have entered into a convertible loan agreement (the “Loan Agreement”), pursuant to which Lifera has loaned the Company USD 30.0 million (the “Principal Amount”). The Loan Agreement was signed on October 26, 2023. On October 30, 2023, the Company received the cash of USD 30.0 million (EUR 28.3 million). The loan originally had a term of six months and was originally scheduled to automatically convert into equity on the maturity date which was April 26, 2024. The conversion of the loan to equity requires the approval of the Committee on Foreign Investment in the United States (“CFIUS”), which is pending. Both companies have finalized the incorporation of the JV on November 19, 2023, and related ancillary agreements signed November 27, 2023 – refer to Note 21.1 to the Financial Statements for further details. In addition, the Company received cash inflows of SAR 40 million (EUR 9.4 million) on December 27, 2023, linked to the transfer of data from the Biodatabank relating to information from the region of the Kingdom of Saudi Arabia.

During 2024, management completed a significant transaction through the sale of receivables with customers in the region of the Kingdom of Saudi Arabia to PIC which provides the Company with a cash injection of approximately USD 15.0 million (EUR 13.9 million). In connection therewith, the Company also entered into a share purchase agreement with PIC in which the Company sold 16% of shares in the JV (retaining 4% interest), providing a cash injection to the company of approximately SAR 20.0 million (EUR 4.9 million).

In addition, the convertible loan agreement was amended to, among other things, extend the maturity date to a date promptly following the receipt of applicable CFIUS approvals with respect to the issuance of common shares upon conversion of the loan.

In order to close the transactions mentioned above, we obtained Oxford’s consent on May 12, 2024, which included the addition of certain covenants in our Oxford Loan and Security Agreement see “— Important Developments — Sale of USD 15.0 million of Accounts Receivables to Lifera”. A breach of these timing requirements would constitute an event of default under the Oxford Loan and Security Agreement, unless waived by Oxford. This covenant is consistent with the process management announced in February 2024 to explore strategic alternatives, where we engaged an investment banking firm to advise us in connection with this process. We are currently in active discussions with several interested parties, which could result in a near term transaction by July 15, 2024.

As of December 31, 2023, we had cash and cash equivalents of EUR 19.1 million with interest-bearing short-term debt obligations of EUR 28.1 million.

Our management has prepared cash flow forecasts and considered our cash flow requirement for the next three years, principally focused on the twelve-month period from the date of the approval of the consolidated financial statements. These forecast considers a wide range of factors relating to expected cash inflows which are subject to uncertainty, including the forecasted revenue from the Diagnostics and Pharmaceutical segments, as well as whether we will enter into any new significant pharmaceutical partnerships, and realize potential cash injections from the sale of receivables, assuming such sale meets the requirements for a true sale under IFRS, and the sale of the shares in the JV. Management has also estimated cash outflows such as operating and capital expenditures and debt repayments, including the ability to delay uncommitted expenditures, and to benefit from the implementation of certain cost saving measures. See Notes 2.2 and 29 to the Consolidated Financial Statements for further detail.

Effect of COVID-19 Pandemic

The COVID-19 pandemic had a global impact and caused many governments to maintain measures, such as quarantines, travel restrictions, closures of borders, and mandatory maintenance of physical distance between individuals to slow the spread of the outbreak. During the three months ended March 31, 2022, we continued the COVID-19 testing activities that started in 2020. There were no investments made in the COVID-19 business in the three months ended March 31, 2022. Total investments in COVID-19 testing as of December 31, 2021, amounted to - thousand, of which - thousand related to property, plant and equipment and EUR 354 thousand to intangible assets. These investments have been fully depreciated and amortized as of March 31, 2022.

Total gross profit for our COVID-19 business for the three months ended March 31, 2022, was EUR 4,263 thousand representing a decrease of EUR 6,169 thousand or of 59.1% as compared to EUR 10,432 thousand in the prior year period. The decrease in gross profit within the COVID-19 business (which we report as a discontinued operation) is primarily due to the significant decline in COVID-19 testing orders.

During 2021 management updated its long-term outlook for the COVID-19 testing business, which led to management’s decision to initiate a wind down process in which lease contracts at unprofitable COVID-19 testing sites would not be renewed and a laboratory in Hamburg would be closed. Similarly, we significantly reduced COVID-19 related inventory levels to align with the needs of the remaining test sites and laboratories. As at March 31, 2022, all COVID-19 operations at testing sites had ceased as all COVID-19 testing site contracts expired in the first quarter of 2022.

For further information, see “Note 9 – Discontinued operations” to our consolidated financial statements as of December 31, 2023 and December 31, 2022.

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

During the year ended December 31, 2023, we entered into 27 new collaborations and successfully completed 21 collaborations resulting in a total of 48 ongoing collaborations. During the year ended December 31, 2022, we entered into 13 new collaborations and successfully completed 17 collaborations resulting in a total of 41 ongoing collaborations. During the year ended December 31, 2021, we entered into 18 new collaborations, and successfully completed 39 collaborations resulting in a total of 45 ongoing collaborations.

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

During the year ended December 31, 2023, Centogene entered into several collaborations with pharmaceutical partners, of which upfront fees totaling EUR 256k were received. During the year ended December 31, 2022, we entered into collaboration agreements with certain pharmaceutical partners, which resulted in upfront fees payable to us of over EUR 566 thousand for set up fees, are recognized over time and during the partnership period. During the year ended December 31, 2021, we entered into collaboration agreements with certain pharmaceutical partners, which resulted in upfront fees payable to us of over EUR 455 thousand for set up fees, that have been recognized over time and during the partnership period.

Diagnostics segment

We generate revenue in our Diagnostics segment primarily from genetic sequencing and diagnostics services, such as WES and WGS. The test requests received by our Diagnostics segment for the years ended December 31, 2023 and 2022 were split amongst our primary testing products as follows:

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

We expect these costs in absolute terms will increase as we grow our revenue but to decrease as a percentage of revenue over time as our Pharmaceutical segment revenue increases and as we continue to implement operational efficiencies. During the year ended December 31, 2023, our cost of sales represented 64.5% of our total revenue, as compared to 58.4% for the year ended December 31, 2022, and 68.0% for the year ended December 31, 2021. The main driver of the increase in the current year is the increase in the price of the consumables used in our business.

Research and Development Expenses

Our research and development (“R&D”) expenses consist primarily of costs incurred for the research and development of new products and solutions, in particular our biomarkers, and the development of our IT driven and interpretation-based solutions. In the three fiscal years ended December 31, 2023, 2022 and 2021 we spent EUR 53,406 thousand on research and development, of which EUR 4,260 thousand was capitalized as intangible assets.

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

During the year ended December 31, 2023, our research and development expenses represented 25.5% of our total revenue, as compared to 36.8% for the year ended December 31, 2022, and 45.7% for the year ended December 31, 2021. The decrease is attributable to reduced research and development-based personnel expenses arising as a result of organizational synergies achieved in 2021 and 2022. We continue to innovate our information platform, develop additional products and solutions and expand our data management resources.

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

During the year ended December 31, 2023, our general administrative expenses represented 67.1% of our total revenue, as compared to 68.6% for the year ended December 31, 2022, and 103.0% for the year ended December 31, 2021. The decrease was mainly related to the decrease in general administrative related personnel expenses of which the primary contributor was a decrease in share-based payments expenses. Additionally, the reversal is attributable to reductions in senior management headcount as well as synergies achieved from the restructuring implemented since 2021.

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

During the year ended December 31, 2023, selling expenses represented 25.9% of our total revenue, as compared to 20.9% for the year ended December 31, 2022, and 22.1% for the year ended December 31, 2021. The increase was mainly due to the strategic buildup of the Pharmaceutical team as well as increased sales commissions paid in the Diagnostics segment. We expect that our selling expenses will continue to grow as we continue to increase our business footprint and expand our business development efforts in our Pharmaceutical segment.

Other Operating Income / (Expenses)

Other operating income and expenses primarily includes the income coming from the sale of Intellectual Property License Agreement (“IP”) to JV (Note 8.1 and 15). Additionally, it includes government grants and gain on disposal of property, plant and equipment.

Government grants contain performance-based grants to subsidize research, development and innovation in the state of Mecklenburg-Western Pomerania from funds granted by the European Regional Development Fund (“R&D Grants”). Furthermore, government grants contain investment grants related to the construction of our headquarters in Rostock, Germany in prior years and purchase of equipment for laboratory atomization (“Investment Grants”). R&D Grants that compensate our research and development expenses are recognized directly in profit or loss, while Investment Grants are initially recognized as deferred income and subsequently released to profit or loss on a systematic basis over the useful life of the related asset. We received different government grants in the state of Mecklenburg-Western Pomerania from funds granted by the European Regional Development Fund to subsidize our research, development and innovation.

During the year ended December 31, 2023, we received R&D Grants of EUR nil thousand, as compared to EUR 506 thousand and EUR 168 thousand for the year ended December 31, 2022 and December 31, 2021, respectively. The government grants that we receive, can fluctuate from period to period.

Results of Operations

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

	For the Years Ended
	December 31,
	2023	2022

	(€ in thousands)
Consolidated statements of comprehensive loss:
Revenue	48,536	47,473
Cost of sales	31,287	27,712
Gross profit	17,249	19,761
Research and development expenses	12,361	17,488
General administrative expenses	32,588	32,587
Selling expenses	12,564	9,924
Impairment of financial assets	812	—
Gain on reversal of financial asset impairment	—	432
Other operating income	11,848	3,774
Other operating expenses	431	741
Operating loss	(29,659)	(36,773)
Losses from investments accounted for by the Equity method	(302)	—
Changes in fair value of warrants	(159)	2,574
Interest and similar income	3,293	512
Interest and similar expenses	8,418	4,909
Finance costs, net	(5,284)	(1,823)
Loss before taxes from continuing operations	(35,245)	(38,596)
Income tax expenses	287	107
Loss for the year from continuing operations	(35,532)	(38,703)
Net income from discontinued operations, net of tax	—	6,862
Loss for the period	(35,532)	(31,841)
Other comprehensive income/(loss)	(271)	(76)
Total comprehensive loss for the year	(35,803)	(31,917)

Revenue

Revenue increased by 1,063 thousand, or 2%, to EUR 48,536 thousand for the year ended December 31, 2023 from EUR 47,473 thousand for the year ended December 31, 2022, mainly driven by revenue from our Diagnostic segment.

The breakdown of our revenue by segment was as follows:

	For the Years Ended
	December 31,
	2023	2022
Revenue by segment:
Pharmaceutical	14,802	16,115
Diagnostics	33,734	31,358
Total Revenue	48,536	47,473

Pharmaceutical segment

Revenues from our Pharmaceutical segment were 14,802 thousand for the year ended December 31, 2023, a decrease of EUR 1,313 thousand, or 8%, from EUR 16,115 thousand for the year ended December 31, 2022. This decrease was primarily driven by a decrease in the price of the operations during the current year together with no new contracts with large volume won during the current year compared to prior years. We collaborated with 34 pharmaceutical partners, as of December 31, 2023, compared to 28 active partners as of December 31, 2022.

During the year ended December 31, 2023, we entered into 27 new collaborations and successfully completed 21 collaborations resulting in a total of 48 active collaborations on December 31, 2023, compared to 45 active collaborations as of December 31, 2022. Revenues from our new collaborations totaled EUR 700 thousand for the year ended December 31, 2023, which upfront fees totaling EUR 256k were received.

During the year ended December 31, 2022, we entered into 13 new collaborations and successfully completed 17 collaborations resulting in a total of 41 active collaborations as of December 31, 2022, compared to 45 active collaborations as of December 31, 2021. Revenues from our new collaborations totaled EUR 1,108 thousand for the year ended December 31, 2022, with upfront payments of EUR 566 thousand related to setup fees. During the year ended December 31, 2021, we entered into 18 new collaborations and completed 39 collaborations. Revenues from our new collaborations totaled EUR 2,323 thousand for the year ended December 31, 2021, with upfront payments of EUR 455 thousand related to setup fees.

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

During the year ended December 31, 2023, revenues from one pharmaceutical partner represented 12.6% of our total revenues, as compared to one that represented 15.5% for the year ended December 31, 2022.

Diagnostics segment

Revenues from our Diagnostics segment were EUR 33,734 thousand for the year ended December 31, 2023, an increase of EUR 2,376 thousand, or 8%, from EUR 31,358 thousand for the year ended December 31, 2022. We received 81,533 test requests in our Diagnostics segment during the year ended December 31, 2023, representing an increase of approximately 18% as compared to 69,243 test requests received for the year ended December 31, 2022.

For the years ended December 31, 2023 and 2022, our total Diagnostic segment revenues were split amongst our primary testing products as follows:

The increase in revenues was primarily related to an increase in order intakes for panel testing, WES and WGS during the year ended December 31, 2023. Total revenues from panel testing, WES and WGS for the year ended December 31, 2023, amounted to EUR 24,963 thousand, representing an increase of 9.94% as compared to EUR 22,706 thousand for the year ended December 31, 2022. The total number of panel testing, WES and WGS order intakes received in the Diagnostics segment for the year ended December 31, 2023, was 42,846, representing an increase of 18.83% as compared to 36,057 test requests received for the year ended December 31, 2022.

Revenue by geographical region

The breakdown of our revenue from all our segments, in the aggregate, by geographical region was as follows:

	For the Years Ended
	December 31,
	2023	2022

	(€ in thousands)
Revenue by geographical region:
Europe	7,729	6,288
of which: Germany	95	307
of which: Netherlands	2	7
Middle East	20,739	19,902
of which: Saudi Arabia	13,379	12,412
North America	14,874	16,591
of which: United States	14,834	16,525
Latin America	4,306	3,907
Asia Pacific	888	786
Total Revenue	48,536	47,473

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

Our North America region contributed EUR 14,874 thousand to revenue for the year ended December 31, 2023, a decrease of EUR 1,717 from EUR 16,591 thousand for the year ended December 31, 2022, mainly due to the termination of Medicare program. Revenues from the North America region represented 30.6% of our total revenues for the year ended December 31, 2023, as compared to 34.9% for the year ended December 31, 2022.

Our Middle East region contributed EUR 20,739 thousand to revenue for the year ended December 31, 2023, an increase of EUR 837 thousand, or 4%, from EUR 19,902 thousand for the year ended December 31, 2022. This revenue increase was primarily attributable to the increase in sales of panel testing, WES and WGS tests. Revenues from the Middle East region represented 42.7% of our total revenues for the year ended December 31, 2023, as compared to 41.9% for the year ended December 31, 2022.

Our Europe region contributed EUR 7,729 thousand to revenue for the year ended December 31, 2023, an increase of EUR 1,441 thousand, or 23% from EUR 6,288 thousand for the year ended December 31, 2022. This increase was mainly driven by increased revenues from the Diagnostics segment. Revenues from the Europe region represented 15.9% of our total revenues for the year ended December 31, 2023, as compared to 13.2% for the year ended December 31, 2022.

Cost of Sales

Cost of sales increased by EUR 3,575 thousand, or 13%, to EUR 31,287 thousand for the year ended December 31, 2023, from EUR 27,712 thousand for the year ended December 31, 2022. Cost of sales for the year ended December 31, 2023, represented 64.5% total revenue, an increase of 6.1 percentage points as compared to 58.4% for the year ended December 31, 2022.

Cost of sales incurred by our Pharmaceutical and Diagnostic segments for the year ended December 31, 2023, represented 62.6% and 65.3% of revenues from the respective segments, an increase e of 17.3 percentage points and 0.2 percentage points, respectively, as compared to 45.3% and 65.1%, respectively, for the year ended December 31, 2023. The 17.3 percentage point increase for our Pharmaceutical segment was mainly due to increased personal costs as well as changes in the product mix.

Gross Profit

Our core business segments (Diagnostics and Pharmaceutical segments combined) generated total gross margin of EUR 17,249 thousand or 36% of revenues which represents a decrease of EUR 2,512 thousand or 6.1 percentage points in the year ended December 31, 2023, as compared to EUR 19,761 thousand or 42% of revenues in the previous year ended December 31, 2022. The decrease is mainly driven by a decrease in pharmaceutical revenue as no new large collaborations were signed during this year together with an increase in cost incurred in reinforcing the selling structure to revert this situation for the following years.

Research and Development Expenses

The table below gives a breakdown of our research and development expenses for the years ended December 31, 2023 and 2022.

	For the Years Ended
	December 31,
	2023	2022

	(€ in thousands)
Wages and salaries and social security expenses	5,479	7,074
IT development costs	3,849	5,654
Depreciation and amortization expenses	1,981	2,927
Development and patent costs	380	747
Others	672	1,086
Total research and development expenses	12,361	17,488

Research and development expenses decreased by EUR 5,127 thousand, or 29.3%, to EUR 12,361 thousand for the year ended December 31, 2023, from EUR 17,488 thousand for the year ended December 31, 2022. This mainly represents personnel costs, IT-related expenses incurred in our research that do not qualify for capitalization, decreased depreciation and amortization and other costs such as consumables, patent applications, legal costs and external consultant costs.

General Administrative Expenses

The table below gives a breakdown of our general administrative expenses for the years ended December 31, 2023 and 2022.

	For the Years Ended
	December 31,
	2023	2022

	(€ in thousands)
Wages and salaries, social security and termination expenses	9,760	11,155
Share‑based payment expenses	2,929	(16)
Legal, audit and consulting expenses	7,742	7,742
Travelling, corporate communication and event expenses	617	1,055
IT operational costs	3,244	2,815
Insurance premiums	2,075	2,956
Recruitment expenses	426	265
Depreciation and amortization expenses	3,415	3,381
Others	2,380	3,234
Total general administrative expenses	32,588	32,587

General administrative expenses increased by EUR 1 thousand, or 0.0%, to EUR 32,588 thousand for the year ended December 31, 2023, from EUR 32,587 thousand for the year ended December 31, 2022, principally due to an increase in Share Based Payments expense was which offset by some decreases in wages expense. The general administrative expenses included share-based compensation expenses of EUR 2,929 thousand for the year ended December 31, 2023, an increase of EUR 2,945 thousand as compared to EUR (16) thousand for the year ended December 31, 2022.

Selling Expenses

Selling expenses increased by EUR 2,640 thousand, or 26.6%, to EUR 12,564 thousand for the year ended December 31, 2023, from EUR 9,924 thousand for the year ended December 31, 2022, principally due to an increase in personnel expenses.

Impairment of financial assets

There was an impairment expenses for financial assets incurred for the year ended December 31, 2023, representing an increase of EUR 812 thousand from EUR nil for the year ended December 31, 2022.

Gain on reversal of financial asset impairment

The gain on reversal of financial asset impairment for the year ended December 31, 2023 was EUR NIL (December 31, 2022: EUR 432k).

Other Operating Income / (Expenses)

Other operating income increased by EUR 8,074 thousand, or 213.9%, to EUR 11,848 thousand for the year ended December 31, 2023, from EUR 3,774 thousand for the year ended December 31, 2022, principally due to the income received from the sale of “IP” to the “JV” (Note 8 and 15). This is also driven by VAT refunds received based on a change made to the VAT tax declarations of Centogene GmbH in agreement with the tax administration in Germany for 2016 to 2019 financial years.

Other operating expenses decreased by EUR 310 thousand, or 41.8%, EUR 431 for the year ended December 31, 2023, from EUR 741 thousand for the year ended December 31, 2022, principally due to foreign exchange differences.

Interest and Similar Income / (Expenses)

Interest and similar income increased by EUR 2,781 thousand to EUR 3,293 thousand for the year ended December 31, 2023, from EUR 512 thousand for the year ended December 31, 2022.

Interest and similar expenses increased by EUR 3,509 thousand, or 71.5%, to EUR 8,418 thousand for the year ended December 31, 2023, from EUR 4,909 thousand for the year ended December 31, 2022, principally due to interest incurred on the Oxford loan as well as foreign currency losses.

Loss Before Taxes for the Year from Continuing Operations

As a result of the factors described above, our loss before taxes for the year ended December 31, 2023 was EUR 35,245 thousand, a decrease of EUR 3,351 thousand, or 8.7%, from EUR 38,596 thousand for the year ended December 31, 2022.

Segment Adjusted EBITDA

Our Segment Adjusted EBITDA was as follows:

	For the Years Ended
	December 31,
	2023	2022

	(€ in thousands)
Segment Adjusted EBITDA:
Pharmaceutical	1,589	6,802
Diagnostics	5,087	6,438
JV	4,462	—
	11,138	13,240

Adjusted EBITDA from our Pharmaceutical segment was EUR 1,589 thousand for the year ended December 31, 2023, a decrease of EUR 5,213 thousand, or 77%, from EUR 6,802 thousand for the year ended December 31, 2022. This decrease was attributable to the decrease in revenues from the Pharmaceutical segment and the higher cost of sale.

Adjusted EBITDA from our Diagnostic segment was EUR 5,087 thousand for the year ended December 31, 2023, a decrease of EUR 1,351 thousand, or 21%, from EUR 6,438 thousand for the year ended December 31, 2022. This decrease was primarily attributable to an increase in cost of sales as well as selling expenses which was mainly attributable to increased sales commissions and sales consulting expenses.

For further information about how we calculate Adjusted EBITDA, how it is used and our reconciliation of segment Adjusted EBITDA to the most comparable IFRS measure of the Group, see “Note 7 — Segment information and revenue from contracts with customers” of our consolidated financial statements as of and for the year ended December 31, 2023.

For the discussion of our results of operations for the year ended December 31, 2021 compared to year ended December 31, 2022, see “Financial Operations Overview —Year Ended December 31, 2021, compared to Year Ended December 31, 2022” included in our annual report for the year ended December 31, 2022, on Form 20-F (File No. 001- 39124) filed with the SEC on May 16, 2023.

B.Liquidity and Capital Resources

Overview

In fiscal year 2024 and beyond, we anticipate that our capital expenditures in our rare disease business will be primarily focused on improving our IT systems and infrastructure. This includes to continuously upgrade our laboratory equipment to enable innovative multiomics testing. Investments into IT systems and infrastructure enable us to provide data-driven solutions which are at the core of our Pharma and Diagnostics offering. Besides these capital expenditures, we will continue our relevant research and development activities as well as building our Pharma and Diagnostics commercial teams.

Historically, our main source of liquidity has been our secured loans, municipal loans and government funding of research programs, and proceeds from our initial public offering. In July 2020, we completed the Follow-on Equity Offering and received net offering proceeds, after deducting underwriting discounts and commissions, of EUR 22 million. In January 2022, we entered into the

Loan and Security Agreement in the total amount of USD 45.0 million (EUR 40.2 million) and secured an additional EUR 15 million through issuance of common shares and warrants.

In June 2023, the Company entered into a joint venture agreement (the “Joint Venture Agreement”) with Pharmaceutical Investment Company (“PIC” or “Lifera”), to form a joint venture under the laws of Saudi Arabia. Pursuant to the Joint Venture Agreement, and subject to the terms and conditions contained therein, the Company and PIC agreed to establish a limited liability company in Saudi Arabia (the “JV”). In connection with the Joint Venture Agreement, Lifera and the Company have to enter into a convertible loan agreement (the “Loan Agreement”), pursuant to which Lifera agrees to loan the Company USD 30.0 million (the “Principal Amount”). The Loan Agreement was signed on October 26, 2023. On October 30, 2023, the Company received the cash of USD 30.0 million (EUR 28.3 million). The loan originally had a term of six months and was expected to automatically convert into equity on the maturity date which was April 26, 2024. Both companies have finalized the incorporation of the JV on November 19, 2023, and related ancillary agreements signed November 27, 2023 – refer to Note 28 to the Financial Statements for further details. In addition, the Company received cash inflows of SAR 40 million (EUR 9.4 million) on December 27, 2023, linked to the transfer of data from the Biodatabank relating to information from the region of the Kingdom of Saudi Arabia.

During 2024, management has completed a significant transaction through the sale of receivables with customers in the region of the Kingdom of Saudi Arabia to PIC which provides the Company with a cash injection of approximately USD 15.0 million (EUR 13.9 million). The Company has also entered into a share purchase agreement with PIC in which the Company sold 16% of shares in the JV (retaining a 4% interest), providing a cash injection of approximately SAR 20.0 million (EUR 4.9 million).

In addition, the convertible loan agreement was amended to, among other things, extend the maturity date to a date promptly following the receipt of applicable governmental approvals with respect to the issuance of common shares upon conversion of the loan.

In order to close the transactions mentioned above, we obtained Oxford’s consent on May 12, 2024, which included the addition of certain covenants in our Oxford Loan and Security Agreement see “— Important Developments — Sale of USD 15.0 million of Accounts Receivables to Lifera”. A breach of these timing requirements would constitute an event of default under the Oxford Loan and Security Agreement, unless waived by Oxford. This covenant is consistent with the process management announced in February 2024 to explore strategic alternatives, where we engaged an investment banking firm to advise us in connection with this process. We are currently in active discussions with several interested parties, which could result in a near term transaction by July 15, 2024.

Other than noncompliance with certain covenants, which Oxford has waived as described in Note 29 to the Consolidated Financial Statements, we believe that we are in compliance with all the other covenants in the Oxford Loan and Security Agreement at this time.

Our financial condition and liquidity are and will continue to be influenced by a variety of factors, including our ability to continue to generate cash flows from our operations, our capital expenditure requirements, and the impact of geopolitical conditions on financial markets and the global economy.

As of December 31, 2023, we had cash and cash equivalents of EUR 19.1 million with an interest-bearing short-term debt obligation of EUR 28.0 million.

Our management has prepared cash flow forecasts and considered our cash flow requirement for the next three years, principally focused on the twelve-month period from the date of the approval of the consolidated financial statements, considering cash flow requirements for the Company. Management included in their cashflows the cash inflows from the sale of receivables, amounting to approximately USD 15.0 million (EUR 13.9 million) and from the selling of shares in the JV, amounting to approximately SAR 20.0 million (EUR 4.9 million). See Note 2.2 to the Consolidated Financial Statements for further detail.

We are pursuing a number of additional restructuring initiatives that could extend our cash runway until our operating cash flows reach break-even.

The consolidated financial statements for the year ended December 31, 2023, do not reflect any adjustments relating to the recoverability and classification of assets or the amounts and classification of liabilities that would be necessary, should we be unable to continue as a going concern.

Our known material liquidity needs for periods beyond the next twelve months are described below in “Contractual Obligations.”

Contractual Obligations

The table below presents the residual contractual terms of the financial liabilities as of December 31, 2023, including estimated interest payments. The figures are undiscounted gross amounts, including estimated interest payments and interest on undrawn loan funds, but without showing the impact of offsetting.

	Total		Between 1	Between 3
	contractual	Less than	and	and	More than
	cash flows	1 year	3 years	5 years	5 years

Secured bank loans	57,598	4,747	22,018	30,833	—
Convertible Loan	28,936	28,936	—	—	—
Lease liabilities	16,577	2,674	5,071	3,381	5,451
Short term and low value leases	109	105	4	—	—
Trade payables and purchase obligations	5,628	5,628	—	—	—
Total	108,848	42,090	27,093	34,214	5,451

Lease liabilities include leases related to lease contracts for land and buildings, offices as well as various items such as motor vehicles and other equipment which are accounted for according to IFRS 16, and measured at the present value of lease payments over the lease term at the commencement date of the leases.

Lease liabilities also include contractual cash flows in relation to the expansion of the Rostock headquarters that are not accounted for yet. The future lease payments for this non-cancellable lease contract are EUR 105k within one year, EUR 1,272 thousand within five years and EUR 318 thousand thereafter (2022: EUR nil; 2021: EUR 107k within one year; 2022: EUR 1,272k; 2021: EUR 2,370k within five years; and 2022. 318k; 2021: EUR 4,219k thereafter).

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements, as defined in the rules and regulations of the Securities and Exchange Commission.

Material Transactions

Private Placement of Common Shares and Warrants

On January 31, 2022, we entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with the purchasers named therein (the “Investors”) and a Warrant Agreement (the “Warrant Agreement”) with the Investors. Pursuant to the Securities Purchase Agreement and the Warrant Agreement, we agreed to sell to the Investors (i) an aggregate of 4,479,088 common shares at a price per share of USD 3.73, and (ii) warrants initially exercisable for the purchase of up to an aggregate of 1,343,727 additional common shares at an initial exercise price per common share of USD 7.72 (the “Warrants”), for aggregate gross proceeds of EUR 15.0 million. The Warrants are exercisable immediately as of the date of issuance and will expire on December 31, 2026 and it is accounted for as liability.

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

We amended the Loan and Security Agreement for a second time on April 30, 2023 to permit (i) the delivery of our audited consolidated financial statements for the fiscal year ended December 31, 2022 thirty days later than is otherwise required and (ii) the listing of our common shares on NASDAQ Capital Market. The Second Amendment introduced new requirements that (i) we prepay any outstanding loans under the Loan and Security Agreement in an amount of USD 5.0 million (plus fees, interest and expenses, in each case, pursuant to the terms of the Loan and Security Agreement) upon the first new business development or financing transaction we enter and (ii) we maintain at least EUR 9.1 million in unrestricted cash on deposit in collateral accounts subject to Oxford’s perfected security interest granted under the Loan and Security Agreement.

On October 26, 2023 a new amendment was signed. This third amendment modified the existing requirements whereby (i) a reduction in interest rate was introduced, and (ii) maturity date was extended (iii) removal of the USD 5.0 million prepayment and (iv) removal of the requirement to hold EUR 9.1 million in unrestricted cash on deposit once the Joint Venture (see Joint Venture Agreement, Note 1) has been created and signing of the ancillary agreements.

Transactions with PIC

See Notes 15 and 29 to the Consolidated Financial Statements for a description of our transactions with PIC and Oxford.

Comparative Cash Flows

Comparison of the Years Ended December 31, 2023 and 2022

The following table sets forth our cash flows for the periods indicated:

	For the Years Ended
	December 31,
	2023	2022

	(€ in thousands)
Consolidated statements of cash flows from continuing operations
Cash flow (used in) continuing operating activities	(31,749)	(35,497)
Cash flow (used in)/from continuing investing activities	2,277	(1,553)
Cash flow (used in)/from continuing financing activities	13,044	46,798
Net (decrease)/ increase in cash and cash equivalents	(16,428)	9,749
Cash and cash equivalents at the beginning of the period	35,951	17,818
Effect of movements in exchange rates on cash held	(424)	(963)
Cash flow from discontinued activities	—	9,348
Cash and cash equivalents at the end of the period	19,099	35,951

Operating Activities

Our cash flow used in, or from, continuing operating activities primarily relates to changes in the components of our working capital, including cash received from pharmaceutical partners and diagnostics clients, as well payments made to our suppliers.

For the year ended December 31, 2023, cash flow used in continuing operating activities was EUR 31,749 thousand, a decrease of EUR 3,748 thousand as compared to cash flow used in continuing operating activities of EUR 35,497 thousand for the year ended December 31, 2022. The difference was mainly attributable to cost saving measures implemented during the year resulting in improved results from operating activities.

Investing Activities

Our cash flow used in, or from, investing activities mainly consists of investments in the JV and the cash received from the sale of the IP to JV. In addition, it also included cash flow used in, or from, investment in intangible assets, plant, property and equipment, grants received for investments in property, plant and equipment and cash received from disposals of property, plant and equipment. More specifically, cash used in investment activities in our rare and neurodegenerative disease business included mainly costs incurred in the development of new products and solutions, and the development of our IT driven and interpretation-based solutions. It also includes investment in property, plant and equipment used in the laboratories and other business operations.

For the year ended December 31, 2023, cash flow used in continuing investing activities was EUR 2,277 thousand, as compared to cash flow used of EUR 1,553 thousand in continuing investing activities for the year ended December 31, 2022. The increase was mainly due to the cash paid for the investments in subsidiary.

Financing Activities

Our cash flow generated from and used in continuing financing activities primarily relates to the Oxford Loan and Security Agreement and financial lease liabilities for the year ended December 31, 2023.

For the year ended December 31, 2023, cash flow from continuing financing activities was EUR 13,044 thousand, a decrease of EUR 33,754 thousand as compared to cash flow used in continuing financing activities of EUR 46,798 thousand for the year ended December 31, 2022, as in 2022, the Company signed Oxford Loan Agreement.

Cash used in financing activities includes repayment of lease liabilities of EUR 3,095 thousand as of December 31, 2023, a decrease of EUR 1,219 thousand as compared to repayment of EUR 4,314 thousand for the year ended December 31, 2022.

For the discussion of our cash flows for the year ended December 31, 2021, compared to year ended December 31, 2022, see “Comparative Cash Flows —Year Ended December 31, 2021, compared to Year Ended December 31, 2022” included in our annual report for the year ended December 31, 2022, on Form 20-F (File No. 001-39124) filed with the SEC on May 16,2023.

Indebtedness

Revolving Credit Agreements

We have entered into a secured bank overdraft agreements totaling EUR 500 thousand which we use to finance our day-to-day business operations. EUR nil was utilized as of December 31, 2023 but EUR 3,374 thousand was utilized as of December 31, 2022. Our first EUR 500 thousand bank overdraft agreement had an initial floating interest rate of 4.23% per annum (adjusted on EUR IBOR) when utilized as an overdraft facility. This is secured by a term deposit of EUR 500 thousand.

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

Our significant accounting policies that we believe to be critical to the judgments and estimates used in the preparation of our financial statements are included in “Note 2.2—Going concern, Note 6—Accounting judgments and estimates” and “Note 22—Share-based payments” to our consolidated financial statements as of and for the year ended December 31, 2023.

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

			Year of Expiration
Name	Position	Age	of Term
Kim Stratton	Chief Executive Officer	61	2026
Miguel Coego Ríos	Chief Financial Officer	50	2026
Prof. Peter Bauer, M.D.	Chief Medical and Genomic Officer(1)	54	—
(1)	On January 24, 2023, Prof. Peter Bauer, M.D. was appointed as a temporary managing director (Chief Medical and Genomic Officer to the Management Board of Centogene N.V.), until his proposed formal appointment at the Company’s upcoming general meeting of shareholders.

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

The following table lists those of our key executive officers as of December 31, 2023 who are not members of our management board:

Year of Expiration

Name	Position	Age	of Term
Florian Vogel, Ph.D. (1)	Chief Process Officer	43	—
Patrice P. Denèfle, Ph.D. (2)	Chief Scientific Officer	64	—
Bettina Goerner (3)	Chief Data Officer	40	—
Ian Rentsch (4)	Chief Commercial Officer	48	—
(1)	Mr. Vogel who served as Centogene’s Chief Process Officer resigned his position at the end of February 2023.
(2)	Mr. Denèfle, Ph.D, who served as Centogene’s Chief Scientific Officer left his position at the end of June 2023.
(3)	Ms. Goerner who served as Centogene’s Chief Data Officer resigned her position at the end of September 2023.
(4)	Mr. Rentsch was appointed as Chief Commercial Officer in March 2023.

Ian Rentsch, Mr. Rentsch joined Centogene on March 15, 2023, as Chief Commercial Officer and General Manager – Pharma, and now represents as a key executive officer. Mr. Rentsch is a globally experienced industry leader with over 25 years of experience in the pharmaceutical and life sciences sector. He has worked with leading organizations across the globe, developing a comprehensive understanding of clinical development and real-world evidence generation. With a strong background in business administration, human resources, finance, and legal affairs, he has led global teams, exceeded significant growth targets, and conducted operations in over 20 countries worldwide.

Patrice P. Denèfle, Ph.D., Mr. Denèfle serves as Centogene’s Chief Scientific Officer and stepped down effective June 30th 2023. Within this role, he is responsible for overseeing the Company’s scientific activities to deliver on its vision and strategy, while driving value creation. Mr. Denèfle is a seasoned executive and scientific pioneer with over 35 years of experience at pharmaceutical and biotechnology companies in Europe and the U.S., spearheading translational R&D to deliver breakthrough treatments to patients. Prior to joining Centogene, Mr. Denèfle served as Chief Scientific Officer at 4P-Pharma, where he led the R&D drug repositioning strategy and operations towards potential full clinical demonstration and asset-value transfer to large pharmaceutical companies. Over the past three decades, he has held several leadership positions, including as the General Manager of the Roche Institute for Research and Translational Medicine, as well as other senior roles at Sanofi Aventis and Ipsen. Mr. Denèfle also served as CSO at Genethon, a biotech company dedicated to the development of gene therapy treatments for rare diseases. Mr. Denèfle received his Ph.D. in Molecular Biology and Biotechnology from the Pasteur Institute, Paris, completed his HDR (Habilitation) in Molecular Pharmacology at the University of Lille, graduated as Adjunct University Professor, and taught Biotechnology for 10 years at the University Paris-Descartes. Mr. Denèfle was also trained as a CEDEP fellow at INSEAD and has co-authored more than 150 scientific papers and patents.

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

The following table presents the names of the current members of our supervisory board, as well as the year of expiration of their terms as supervisory board members of Centogene N.V.:

			Year of Expiration
Name	Position	Age	of Term
Peer M. Schatz (5)	Chairman of the Supervisory Board	58	2027
Andreas Busch, Ph.D. (1)	Member and Vice-Chairman of the Supervisory Board	60	2026
Berndt Modig (2)	Member of the Supervisory Board	66	2025
Flemming Ornskov, M.D. (3)	Member of the Supervisory Board	66	2025
Jonathan G. Sheldon, Ph.D.	Member of the Supervisory Board	52	2025
Holger Friedrich (4)	Member of the Supervisory Board	57	2025
Guido Prehn	Member of the Supervisory Board	46	2025
Eric Souêtre, M.D.	Member of the Supervisory Board	68	2025
Hubert Birner, Ph.D.	Member of the Supervisory Board	57	2025
Mary Sheahan	Member of the Supervisory Board	51	2027
(1)	Mr. Busch resigned his position at the end of December 2023.
(2)	Mr. Modig resigned his position on August 2023.
(3)	Dr. Ornskov resigned his position on October 2023.
(4)	Mr. Friedrich resigned his position on December 2023.
(5)	Mr. Schatz has been reappointed until 2027.

Unless otherwise indicated, the current business address for our directors is Am Strande 7, 18055 Rostock, Germany.

Peer M. Schatz From January 1, 2021, Peer Schatz has served as Chairman of our supervisory board. Mr. Schatz joined the supervisory board of Centogene in March 2020 as interim member and interim Vice-Chairman of the supervisory board. His appointment was approved in the annual general meeting of shareholders in June 2020. He joined Centogene from his position as long-time Chief Executive Officer of QIAGEN N.V. (Nasdaq: QGEN; Frankfurt: QIA), a leading provider of molecular sample and assay technologies. From 1993 to 2019, he led QIAGEN’s rapid expansion from a start-up company with $2 million in sales into a global leader in molecular testing with over $1.6 billion in revenues. Mr. Schatz also serves as member of the supervisory board of Siemens Healthineers AG and as Chairman of the board of Resolve Biosciences GmbH and as Managing Director of PS Capital Management GmbH. He also served as a founding member of the German Corporate Governance Commission and as a supervisory board member of Evotec AG (Frankfurt: EVT). Mr. Schatz graduated from the University of St. Gallen, Switzerland with a master’s degree in Finance and from the University of Chicago Graduate School of Business with an MBA. He has been reappointed in the annual general meeting of shareholders in June 2023.

Andreas Busch, Ph.D., Dr. Busch was appointed member and Vice-Chairman of the supervisory board on February 18, 2022 and brings over 20 years of experience and leadership in the pharmaceutical industry. In April 2022, Dr. Busch transitioned from the board of directors at Absci, a leader in the protein drug creation revolution harnessing generative AI, to Absci’s leadership team as Chief Innovation Officer. From 2019 to 2022, he served as Chief Innovation Officer and Chief Scientific Officer at Cyclerion Therapeutics, Inc. (Nasdaq: CYCN), a clinical-stage biopharmaceutical company on a mission to develop treatments that restore cognitive function. Prior to this, Dr. Busch served as Head of R&D and CSO at Shire plc., a global biotechnology leader serving patients with rare diseases. Previously, he held a variety of senior leadership positions in his 13-year tenure at Bayer group, most recently as Head of Drug Discovery and a member of the Executive Committee for the Pharmaceuticals division of Bayer. Prior to joining Bayer, Dr. Busch was Global Head of Cardiovascular Research at Hoechst and Sanofi-Aventis. Dr. Busch has served as a member of numerous Supervisory and Scientific Boards of research institutions and companies, including the German Cancer Research Center, the University of Tübingen, the Max Delbrück Center, and the Max Planck Institute of Molecular Genetics, as well as Takeda and start-up companies, such as Omeicos and BerlinCures. He also holds the title of Extraordinary Professor of Pharmacology at the Johann Wolfgang Goethe-University in Frankfurt, Germany. Dr. Busch received his license to practice Pharmacy and Ph.D. in Pharmacology from the Johann-Wolfgang-Goethe-University, Frankfurt. He is the author of over 300 publications and abstracts and received the prestigious Sir Bernard Katz and Franz Volhard Awards for his work on renal and cardiac ion channels and transporters. He has resigned from his role effective December 12, 2023.

Flemming Ornskov, M.D., MPH, MBA.  Dr. Ornskov has served as a member of our supervisory board since April 2019. From April 2019 until December 31, 2020, he also served as the Chairman of the supervisory board.  He has served as the Chief Executive Officer of Galderma S.A. since October 2019. He currently also serves as the Chairman of the Board of Director of Waters Corporation. Dr. Ornskov was the Chief Executive Officer and a member of the board of directors of Shire Plc from April 2013 to January 2019, when Shire was acquired by Takeda.  Earlier in his career, Dr. Ornskov worked in executive roles at Bayer, Novartis and Merck & Co. Dr. Ornskov received his M.D. from the University of Copenhagen, MBA from INSEAD, and Master of Public Health from Harvard University. He has resigned from his role effective October 6, 2023.

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

Holger Friedrich. Mr. Friedrich has been a member of our supervisory board since 2017. Since 2010, Mr. Friedrich has been the Managing Director of the consulting division of CORE SE (acquired by EPAM). Prior to that, he was Chairman of SPM Technologies (acquired by SAP) from 1993 to 2003 and Senior Vice President, IT Architecture, at SAP from 2003 to 2005. From 2005 to 2008, he was a partner at McKinsey, responsible for IT Enterprise Architecture in Europe. From 2009 to 2010, he was a member of the Executive Board at Software AG. Friedrich studied computer science and German language and literature. He has resigned from his role effective December 12, 2023.

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

Berndt Modig, MBA. Mr. Modig joined our supervisory board as a member in April 2018 and has stepped down from his role after the 2023 Annual General Meeting. He is the Chief Executive Officer and Co-Founder of Pharvaris N.V. and brings more than 25 years of experience in working with biotech companies. He served as Chief Financial Officer of Prosensa Holding N.V., a public pharmaceutical company, from March 2010 until its acquisition by BioMarin Pharmaceutical Inc. in January 2015. From October 2003 to November 2008, Mr. Modig was Chief Financial Officer at Jerini AG where he directed private financing rounds, its IPO in 2005, and its acquisition by Shire Plc in 2008. Before that, Mr. Modig served as Chief Financial Officer at Surplex AG from 2001 to 2003 and as Finance Director Europe of U.S.-based Hayward Industrial Products Inc. from 1999 to 2001. In previous positions, Mr. Modig was a partner in the Brussels-based private equity firm, Agra Industria, from 1994 to 1999 and a senior manager in the Financial Services Industry Group of Price Waterhouse LLP in New York from 1991 to 1994. In addition, until April 2021 he served as Vice-Chairman of the supervisory board and Chairman of the audit committee of Kiadis Pharma N.V., all of which are publicly held pharmaceutical companies, and he was a Director of Mobile Loyalty plc from 2012 to 2013. Mr. Modig received a bachelor’s degree in business administration, economics and German language from the University of Lund, Sweden, and an MBA from INSEAD, Fontainebleau, France. He is a certified public accountant (inactive).

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

Mary Sheahan. Mrs. Sheahan was appointed as an interim supervisory director effective as of December 31, 2022, until her proposed formal appointment took place at the Company’s general meeting of shareholders held on June 2023. Mrs. Sheahan brings over 20 years of experience in private and publicly listed international pharmaceutical and life science companies, including as an executive at Avillion, Perrigo, and Elan Corporation, as well as a non-executive director at Venn Life Sciences. Throughout her career, she has held significant financial and other management roles and supported value creation across a wide range of areas, including supporting development, approval, and launch of products for neurology and immunology indications. Mrs. Sheahan currently serves as CFO of Avillion LLP, a private equity-backed life sciences company focused on the co-development and financing of pharmaceutical products. In this role, she is also responsible for supporting Avillion’s partnerships with multinational pharmaceutical companies. Mrs. Sheahan is also a qualified chartered accountant and has worked as an auditor with KPMG.

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

The compensation, including benefits in kind, accrued or paid to our managing directors and supervisory board members with respect to the year ended December 31, 2023, for services in all capacities is shown below on an individual basis. Further details for the compensation for our managing directors and supervisory board members are provided in note 27 to our consolidated financial statements as of and for the year ended December 31, 2023.

Directors Compensation 2023

Supervisory Board Members

On June 22, 2022, at the general meeting of the Company, our shareholders approved changes to the cash remuneration payable to members of our supervisory board. Pursuant to the new cash remuneration scheme, each member of the supervisory board will receive a fixed cash fee of EUR 20,000 (gross) per annum. The Chairman of the supervisory board will receive an additional fixed cash fee of EUR 15,000 (gross) per annum as of the financial year 2023, and the Vice-Chairman of the supervisory board will receive an additional fixed cash fee of EUR 10,000 (gross) per annum as of the financial year 2023. The Chairman of the audit committee will receive an additional fixed cash fee of EUR 10,000 (gross) per annum, and the Chairman of the compensation committee will receive an additional fixed cash fee of EUR 2,000 (gross) per annum. If a supervisory board member serves for only part of a financial year, the fixed cash fees referred to above payable to such member will be adjusted and, if already paid, will be reimbursed by such member to us on a pro rata basis.

	P. Schatz	A. Busch	F. Ornskov	H. Birner	J. Sheldon	H. Friedrich	G. Prehn	E. Souêtre	B. Modig	M. Sheahan

	(in € thousands)
Periodically paid compensation	35	30	20	22	20	20	20	20	19	18
Total cash compensation	35	30	20	22	20	20	20	20	19	18
2019 Equity Incentive Plan (1)(2)	682	0	0	0	77	0	0	0	77	221
Total share‑based payment compensation	682	0	0	0	77	0	0	0	77	221
(1)	This amount represents the portion of the grant date fair value of the option and RSU (as defined herein) awards recognized as an expense in 2023 under the provisions of IFRS 2.
(2)	Mr. Modig, Mr. Ornskov, Mr. Friedrich and Mr. Busch resigned their positions during 2023. The Company recognized a reversal amounted to EUR 626k.

Managing Directors

	K. Stratton	M. Coego	P. Bauer(1)

	(in € thousands)
Periodically paid compensation	684	516	241
Bonuses	1,010	315	112
Termination benefits	—	—	—
Total cash compensation	1,694	831	353
2019 Equity Incentive Plan(2)	1,149	301	23
Total share‑based payment compensation	1,149	301	23
(1)	On January 24, 2023, Prof. Peter Bauer, M.D. was appointed as temporary managing director (Chief Medical and Genomic Officer and member of the management board of Centogene N.V.), until his proposed formal appointment at the Company’s next general meeting of shareholders.
(2)	This amount represents grant date fair value of the RSUs and option awards granted in 2022 under the 2019 Plan (as defined and discussed below), recognized in 2022 under the provisions of IFRS 2.

For the year ended December 31, 2023, our performance-based compensation programs are described below.

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

For the year ended December 31, 2023, our performance-based compensation programs are described below:

Equity Share Option (ESOP 2019) to Flemming Ornskov

In connection with his appointment as a member of the supervisory board, the Company entered into an agreement with Flemming Ornskov, pursuant to which Mr. Ornskov was granted a total of 396,522 options, with each option representing the right to acquire one common share with an exercise price equaling the IPO price, which was EUR 12.58 per share on the date of our IPO.

On December 18, 2020, in an extraordinary general meeting of shareholders of the Company, the shareholders approved the grant of 300,000 restricted stock units (“RSUs”) to Mr. Ornskov under the 2019 Plan, which replaced the ESOP 2019 and pursuant to which Mr. Ornskov will forfeit the options granted to him thereunder in exchange for the RSUs granted to him. The RSUs will expire after ten years, will not be subject to any other performance criteria, will have no exercise price and will be settled in shares. With respect to the RSUs granted 33% vested immediately and the remaining 67% will vest in two equal annual instalments on each anniversary of October 1 following the date of grant. All of the 300,000 RSUs were settled and exercised in 2022.

2022 Grants to Employees, Management Board and Selected Consultants

Under the 2019 Plan, we granted 1,295,015 RSUs to our employees, management board members and select consultants in 2022. Apart from one award that has performance vesting only, two awards will vest in full upon a change of control of the Company, all other awards referred to above will vest in four equal tranches in each year following the grant date. Four awards will continue to time-vest for 12 months after termination in 12 equal monthly instalments equal to 1/12 of one annual instalment under the original vesting schedule. In the event of a termination of employment or service, all other vested awards will be exercised or settled in accordance with their terms and all unvested awards will be cancelled automatically. In addition, as stated in Note 22, the CEO and the CFO agreed upon certain amendments to the RSU agreement.

The following table shows the options and RSUs granted to the members of the management board in 2022 and outstanding as of December 31, 2023, under the 2019 Plan, including the modified terms agreed to the RSU agreement:

Beneficiary	Grant Date	Number of	Exercise	Number of	Exercise	Expiration Date
		Options	Price USD	RSUs	Price USD
Kim Stratton	February 1, 2022	—	—	166,667	—	February 1, 2032
Kim Stratton	February 1, 2022	—	—	87,197	12	February 1, 2032
Kim Stratton	February 1, 2022	—	—	87,197	15	February 1, 2032
Kim Stratton	June 12, 2023	—	—	1,052,227		June 12, 2033

Miguel Coego Ríos	February 2, 2022	—	—	30,995	—	February 2, 2032
Miguel Coego Ríos	May 27, 2022	—	—	55,556	—	May 27, 2032
Miguel Coego Ríos	May 27, 2022	—	—	29,066	12	May 27, 2032
Miguel Coego Ríos	May 27, 2022	—	—	29,066	15	May 27, 2032
Miguel Coego Ríos	June 12, 2023			443,628		June 12, 2033

Total		—		1,981,599

For further details of this plan, please see note 22 to our consolidated financial statements as of and for the year ended December 31, 2023.

2023 Supervisory Board Incentive Compensation Scheme

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

For further details of the 2023 Supervisory Board incentive compensation scheme, please see note 22 to our consolidated financial statements as of and for the year ended December 31, 2023.

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

D.Employees

As of December 31, 2023, we employed approximately 493 highly qualified personnel (including consultants) from 61 nationalities. All of our employees are engaged in either operations, sales, research and development, or corporate and other supporting functions. None of our employees are covered by collective bargaining agreements. The following tables provide breakdowns of our full-time equivalent employees as of December 31, 2023, by function and by region:

As of
December 31, 2023
Diagnostics Operations	214
Pharmaceutical Operations	29
Sales and Marketing	60
Pharmaceutical Business Development	18
Research and Development	40
Corporate and other supporting functions	132
Total employees (including consultants and apprentices)	493

As of
December 31, 2023
Germany	363
United States	10
India	11
Consultants (located mainly in Europe, Asia, Middle East and Latin America)	109
Total employees (including consultants and apprentices)	493

E.Share Ownership

See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

Item 7. Major Shareholders and Related Party Transactions

A.Major Shareholders

As of the date of this Annual Report, our authorized share capital was EUR 9,480,000, consisting of 79,000,000 common shares, par value EUR 0.12 per share. Each of our common shares entitles its holder to one vote. The following table presents information relating to the beneficial ownership of our common shares as of the date of this Annual Report by:

●	each person, or group of affiliated persons, known by us to own beneficially 5% or more of our outstanding shares;
●	each member of our management board and supervisory board; and
●	all members of our management board and supervisory board as a group

	Number of
	Common Shares
	beneficially owned
Shareholder	Number	Percentage
>5% Shareholders:
Entities affiliated with DPE Deutsche Private Equity GmbH(1)	7,739,658	26.7%
Careventures Fund II S.C.Sp(2)	4,261,460	14.7%
Entities affiliated with TVM Life Science Innovation I, L.P.(3)	3,982,777	13.7%
Platinum Asset Management Ltd.(4)	2,376,442	8.2%
Management Board Members and Key Officers:
Kim Stratton	348,322	1.2%
Miguel Coego Ríos	139,329	0.5%
Peter Bauer	22,897	0.1%
Supervisory Board Members:
Guido Prehn(7)	7,739,658	26.7%
Eric Souêtre(8)	4,261,460	14.7%
Hubert Birner(5)	3,982,777	13.7%
Holger Friedrich(6)	350,145	1.2%
Flemming Ornskov	300,000	1.0%
Peer Schatz(9)	100,000	0.3%

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

(3)    The 3,982,777 common shares held by entities affiliated with TVM Life Science Innovation I, L.P. consist of (a) 1,632,606 common shares held by TVM Life Science Innovation I, L.P and (b) 2,350,171 common shares held by TVM Life Science Innovation II SCSp. The governance, investment strategy and decision-making with respect to investments held by TVM Life Science Innovation I, L.P. is directed by TVM Life Science Innovation I (GP) Limited, whose directors are Reshentha Beeby, Hubert Birner and Gary Leatt, and who have shared power to vote the common shares beneficially owned by TVM Life Science Innovation I, L.P. As a result, each may be deemed to beneficially own the shares beneficially owned by TVM Life Science Innovation I, L.P. The address for TVM Life Science Innovation I, L.P. is 500-1 Place Ville-Marie, Montréal (Québec) H3B 1R1, Canada. The governance, investment strategy and decision-making process with respect to investments held by TVM Life Science Innovation II, SCSp. is directed by TVM Life Science Innovation II (GP) S.à r.l., whose directors are Monica Morsch, Ganash Lokanathen and Jens Hoellermann, and who have shared power to vote the common shares beneficially owned by TVM Life Science Innovation II SCSp. As a result, each may be deemed to beneficially own the shares beneficially owned by TVM Life Science Innovation II SCSp. The address for TVM Life Science Innovation II SCSp is 8 rue Lou Hemmer, L-1748, Senningerberg, Grand Duchy of Luxembourg.

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

B.Related Party Transactions

The following is a description of related party transactions we have entered into since January 1, 2023 with any of our officers, directors and the holders of more than 5% of our voting securities, or any member of the immediate family of any of the foregoing persons.

Transactions Involving Members of Our Supervisory Board, Management Board and Other Related Parties

The Company purchased supplies used for genetic testing from an entity related to a member of the supervisory board. Expenses totaling EUR 812 thousand were charged to profit and loss related to the period of service of the board member.

For the year ended December 31, 2023, no revenues were recognized in profit and loss in relation performance of genetic testing services for entities related to members of the supervisory board.

For the year ended December 31, 2023, Dr Bauer GmbH recharged costs related to Covid to CNTG GmbH with an amount of EUR 236k. Consequently, as of December 31, 2023, the Company recognized the net position amounted to EUR 80k as a liability that has been fully paid in 2024.

On January 31, 2022 (the “Closing Date”), the Company, Centogene GmbH, CentoSafe B.V. and Centogene US, LLC (together, the “Borrowers”), entered into the Loan and Security Agreement with Oxford Finance LLC and the other financial institutions or entities from time to time parties to the Loan and Security Agreement (collectively, referred to as “Lenders”) and Oxford, in its capacity as collateral agent for itself and the Lenders (in such capacity, “Agent”). The loans extended under the Loan Facility bear monthly interest payments at an interest rate of 7.93% per annum plus the 1-month CME Term SOFR reference rate as published by the CME Group Benchmark Administration Limited.

On July 28, 2022, we amended the Loan and Security Agreement to expand the scope of Permitted Indebtedness and Permitted Liens (each, as defined therein). On April 30, 2023, we amended the Loan and Security Agreement for a second time (the “Second Amendment”) to permit (i) the delivery of our audited consolidated financial statements for the fiscal year ended December 31, 2022 thirty days later than is otherwise required and (ii) the listing of our common shares on NASDAQ Global Market.
The Second Amendment introduced new requirements that (i) we prepay any outstanding loans under the Loan and Security Agreement in an amount of $5.0 million (plus fees, interest and expenses, in each case, pursuant to the terms of the Loan and Security Agreement) upon the first new business development or financing transaction we enter and (ii) we maintain at least EUR 9.1 million in unrestricted cash on deposit in collateral accounts subject to Oxford’s perfected security interest granted under the Loan and Security Agreement.

On October 26, 2023 a new amendment was signed. This third amendment modified the existing requirements whereby (i) a reduction in interest rate was introduced, bearing now an interest of 6.15% instead of 7.93% originally, and (ii) maturity date was extended (iii) removal of the USD 5.0 million prepayment and (iv) removal of the requirement to hold EUR 9.1 million in unrestricted cash on deposit once the Joint Venture (see Joint Venture Agreement, Note 1) has been created and signing of the ancillary agreements.

On June 26, 2023, the Company entered into a joint venture agreement (the “Joint Venture Agreement”) dated June 26, 2023 with Pharmaceutical Investment Company (“PIC” or “Lifera”), a closed joint stock company incorporated pursuant to the laws of Saudi Arabia and a wholly-owned subsidiary of the Public Investment Fund (PIF) based in Riyadh, to form a joint venture under the laws of Saudi Arabia. According to the joint venture agreement, the founding capital is to be provided 80% (SAR 80,000,000) by PIC and 20% (SAR 20,000,000) by the Company and will be used to finance business operations, including the establishment of a laboratory competence center in Saudi Arabia (“KSA”). This agreement was amended on October 23, 2023, changing the steps needed for the JV to be established.

Following this, a convertible loan agreement was signed on October 26, 2023. Cash of USD 30 million was received from PIC on October 30, 2023. Pursuant to the Joint Venture Agreement, and subject to the terms and conditions contained therein, the Company and PIC agreed to establish a limited liability company in the kingdom of Saudi Arabia (the “JV”). The terms of which also include ancillary agreements pertaining to a Technology Transfer and Intellectual Property License Agreement, a Consultancy Agreement and a Laboratory Services Agreement, that were signed on November 27, 2023. On November 19, 2023, Genomics Innovations Company Limited (the “JV”) was fully formed as a limited liability company organized under the laws of the Kingdom of Saudi Arabia. As a result of the convertible loan agreement, the Company granted a Capital Raise Bonus to the CFO and CEO (see Note 22 in the financial statements for further detail).

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

Legal Proceedings

Sanofi has filed an opposition proceeding in the EPO against the ‘725 Patent, (EP 2,718,725) a European patent that we own relating to our biomarker for Gaucher disease. The EPO opposition proceeding challenges the patentability of the ‘725 Patent in its entirety. The EPO rejected the opposition in the first instance in the oral proceedings on February 4, 2020. Sanofi has appealed the opposition decision. The Board of Appeal of the EPO revoked the patent on September 26, 2023. This decision can no longer be appealed and is therefore final. There are no further legal remedies available. The invalidation of the European patent will presumably not or only marginally harm our current business.

On April 15, 2021, Sanofi filed an opposition proceeding in the EPO against EP 3,318,881 (the “‘881 Patent”), a European patent that we own relating to our biomarker for Gaucher disease. Oral proceedings concerning the European patent took place before the opposition division of the EPO on May 04, 2022. The Opposition Division (as first instance) of the European Patent Office decided in the oral proceedings to maintain the patent in amended form. Sanofi has appealed the opposition decision. We have also appealed the opposition decision. The Board of Appeal scheduled oral appeal proceedings for November 18, 2024. The ‘881 Patent may still be revoked or maintained in amended, also further limited form, in whole or in part, which could materially harm our business. For more information regarding risks related to intellectual property, including this opposition proceeding, see “Item 3. Key Information—D. Risk Factors—Intellectual Property Risks Related to Our Business.”

In May 2016, we were informed in writing by the Universitair Medisch Centrum Utrecht (“UMCU”) that a claim had been initiated against UMCU regarding a prenatal diagnostic test that we conducted at UMCU’s request which failed to identify a specific mutation present in a patient. On October 1, 2018, the UMCU and Neon Underwriting Limited brought an action at the Regional Court of Rostock (Landgericht Rostock), Germany against us for damages, alleging that our negligence in performing the test resulted in the misdiagnosis of the patient. With the action, UMCU is seeking recovery for compensatory damages as a result of the alleged misdiagnosis. By court order of November 8, 2018, the Regional Court of Rostock set the amount in dispute at EUR 880 thousand and opened the written preliminary proceedings against the Company. On November 12, 2018, we submitted a notice to the Regional Court of Rostock of our intention to defend against the claim. On January 3, 2019 we filed a motion to dismiss in which we denied the merits of the claim. UMCU and Neon Underwriting Limited responded to this motion on March 15, 2019 with a statement of reply, and the parties made several court filings setting out their arguments since. By order dated June 3, 2019, the Regional Court of Rostock provided a first set of questions to be answered by an expert witness. Following a request by the Court, the Director of the Institute of Genetics at the University of Bonn recommended a professor for human genetics from the University of Aachen to be appointed as such expert witness in this case. We agreed to such recommendation. As of December 31, 2020, the amount in dispute was EUR 1.3 million. The matter was assigned to a new judge, due to the illness of the prior judge, and the decision to appoint the recommended expert witness is still pending. Since then, several potential experts were approached by the court, but eventually declined to prepare an expert witness report due to the possibility of bias. With its letter dated February 4, 2022, the court identified an expert witness to prepare a statement, which he delivered to the court on July 4, 2022. UMCU and Centogene were given four weeks to respond to the witness report. Based on the comments of both parties to the expert witness report, the court has asked the expert witness to answer additional questions in an additional report. The court set a first date for a court hearing to be November 15, 2023. In addition, the court currently has set the sum in dispute preliminarily to EUR 1.3 Mio, based on the alleged damages plead by the plaintiffs. A preliminary statement was issued by the Court signalling that it would dismiss the case. A court ruling was made available on February 2, 2024. It states that the claim is dismissed, and that the claimants shall bear the costs with equal shares. The judgement may be provisionally enforced against security amounting to 110% of the amount to be enforced. The amount in dispute was set at EUR 1,300,000.00. The claimants do have the chance to appeal the verdict.

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

B.Significant Changes

Except as disclosed in this Annual Report, there have been no other significant changes to our business since December 31, 2023.

Item 9. The Offer and Listing

A.Offer and Listing Details

Our common shares, with a par value of EUR 0.12 per share, have traded on Nasdaq under the symbol “CNTG” since November 7, 2019.

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

Global Master Services Agreement

Under the global master services agreement with Takeda Pharmaceutical Company Limited, the parent company of Shire International GmbH, we provide diagnostic services to Takeda and its affiliates. Takeda makes an annual fee payment to us for performance of an unlimited number of diagnostic tests for Morbus Fabry, Morbus Gaucher, Morbus Hunter, MPS1, MPS2, MPS3, MPS4, MPS6 and MPS7. Tests for some of these diseases are eligible for incremental payments from Takeda upon meeting a minimum quantity threshold. Pursuant to the December 2019 amendment and the most recent amendment in March 2021, the annual fee payable to us was increased and the minimum quantity threshold for the tests of some diseases was removed. In December 2021, we extended our Global Master Service Agreement with Takeda to March 2023 and did so again in February 2024 – extending the Global Master Service Agreement to March 2026. This continuous partnership allows us to continue diagnosing and connecting rare disease patients globally.

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

Other material contracts

On January 31, 2022 (the “Closing Date”), the Company, Centogene GmbH, CentoSafe B.V. and Centogene US, LLC (together, the “Borrowers”), entered into the Loan and Security Agreement with Oxford Finance LLC and the other financial institutions or entities from time to time parties to the Loan and Security Agreement (collectively, referred to as “Lenders”) and Oxford, in its capacity as collateral agent for itself and the Lenders (in such capacity, “Agent”). This contract has been subsequently amended on July 28, 2022, April 30, 2023 and October 26, 2023. Refer to Note 21 in the financials for further details.

On June 26, 2023, the Company entered into a joint venture agreement (the “Joint Venture Agreement”) dated June 26, 2023 with Pharmaceutical Investment Company (“PIC” or “Lifera”). Refer to Note 1 in the financials for further details.

Following this, a convertible loan agreement was signed on October 26, 2023. Cash of USD 30 million was received from PIC on October 30, 2023. Refer to Note 21 in the financials for further details. As a result of the convertible loan agreement, the Company granted a Capital Raise Bonus to the CFO and CEO. Refer to Note 22 in the financials for further details.

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

However, we are present in some countries, and could become elsewhere, subject to strict restrictions on the movement of cash and the exchange of foreign currencies, which limits our ability to use this cash across our global operations. We also face risks related to the collection of payments due to us from our major pharmaceutical partners or clients that are located in certain geographical regions with foreign currency or international monetary controls. This risk could increase as we continue our geographic expansion. In particular, for the years ended December 31, 2023 and 2022, we derived 42.7% and 41.9%, respectively, of our total revenues from our Middle East region. Certain Middle East economies have adopted or been subject to international restrictions on the ability to transfer funds out of the country and convert local currencies into Euros. This may increase our costs and limit our ability to convert local currency into Euros and transfer funds out of certain countries. Any shortages or restrictions may impede our ability to convert these currencies into Euros and to transfer funds, including for the payment of dividends or interest or principal on our outstanding debt.

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

This section applies only to a U.S. Holder that holds our common shares as capital assets for U.S. federal income tax purposes. In addition, it does not set forth all of the U.S. federal income tax consequences that may be relevant in light of the U.S. Holder’s particular circumstances, including alternative minimum tax consequences, the potential application of the provisions of the Code known as the Medicare contribution tax and tax consequences applicable to U.S. persons subject to special rules, such as:

●	certain financial institutions;
●	dealers or traders in securities who use a mark-to-market method of tax accounting;
●	persons holding our common shares as part of a hedging transaction, straddle, wash sale, conversion transaction or other integrated transaction or persons entering into a constructive sale with respect to our common shares;
●	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;
●	pass-through entities such as partnerships, S corporations, “disregarded entities”, in each case;
●	tax-exempt entities, “individual retirement accounts” or “Roth IRAs”;
●	persons who acquired our common shares pursuant to the exercise of an employee stock option or otherwise as compensation;
●	persons that own or are deemed to own 10% or more of our shares (by vote or value); or
●	persons holding our common shares in connection with a trade or business conducted outside of the United States.

If an entity or an arrangement that is classified as a partnership for U.S. federal income tax purposes holds our common shares, the U.S. federal income tax treatment of a partner will depend on the status of the partner and the activities of the partnership. Partnerships holding our common shares and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences of owning and disposing of our common shares.

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

This discussion does not address the effects of any state, local or non-U.S. tax laws, or any U.S. federal tax laws other than income tax laws (such as U.S. federal estate or gift tax laws). U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of our common shares in their particular circumstances, except as specifically set forth below, this summary does not discuss applicable tax reporting requirements.

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

Based on our current operations and composition of our income and assets, and certain estimates as to the value of our assets, although not free from doubt, we do not believe that we were a PFIC for our 2024 taxable year. However, there can be no assurance that the IRS will agree with our conclusion. In addition, whether we will be a PFIC in 2024 or any future taxable year is uncertain because, among other things, (i) we currently own, and expect to continue to own, a substantial amount of passive assets, including cash, (ii) the value of our assets that generate non-passive income for PFIC purposes, including our goodwill and other intangible assets, is uncertain and may vary substantially over time (and may be determined, in large part, by reference to our market capitalization, which has been, and may continue to be, volatile) and (iii) the composition of our income may vary substantially over time. Accordingly, there can be no assurance that we will not be a PFIC for any taxable year. For example, if we raise additional cash, or if our market capitalization continues to decline or fluctuate (and the value of our assets were determined in part by reference to our market capitalization), then there is a significant risk that we could be a PFIC for 2024, depending on the composition and average value of our assets for 2024 (which cannot be determined until after 2024).

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

Taxes on income and capital gains

Dutch Resident Entities

Any benefit derived or deemed to be derived from the shares held by a Dutch Resident Entity, including any capital gains realized on the disposal thereof, will generally be subject to Dutch corporate income tax at a rate of 19 percent with respect to taxable profits up to EUR 200,000 and 25.8 percent with respect to taxable profits in excess of that amount (rates and brackets for 2023).

Dutch Resident Individuals

If a holder of common shares is a Dutch Resident Individual, any benefit derived or deemed to be derived from the common shares is taxable at the progressive Dutch income tax rates (with a maximum of 49.50% in 2023), if:

(i)the common shares are attributable to an enterprise from which the holder of common shares derives a share of the profit, whether as an entrepreneur (ondernemer) or as a person who has a co-entitlement to the net worth (medegerechtigd tot het vermogen) of such enterprise without being an entrepreneur or a shareholder in such enterprise (as defined in the Dutch Income Tax Act 2001); or
(ii)the holder of shares is considered to perform activities with respect to the common shares that go beyond ordinary asset management (151 one 151g, actief vermogensbeheer) or derives benefits from the common shares that are taxable as benefits from other activities (resultaat uit 151 one 151g werkzaamheden).

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

Pursuant to special rules on the restriction of withholding tax credit, the credit of withholding tax is subject to the following three cumulative prerequisites: (i) the shareholder must qualify as beneficial owner of the shares in the Company for a minimum holding period of 45 consecutive days occurring within a period of 45 days prior and 45 days after the due date of the dividends, (ii) the shareholder has to bear at least 70% of the change in value risk related to the shares in the Company during the minimum holding period without being directly or indirectly hedged and (iii) the shareholder must not be required to fully or largely compensate directly or indirectly the dividends to third parties. Absent the fulfillment of all of the three prerequisites, three-fifths of the withholding tax imposed on the dividends must not be credited against the shareholder’s (corporate) income tax liability, but may, upon application, be deducted from the shareholder’s tax base for the relevant assessment period. A shareholder that has received gross dividends without any deduction of withholding tax due to a tax exemption without qualifying for a full tax credit has to notify the competent local tax office accordingly and has to make a payment in the amount of the omitted withholding tax deduction. The special rules on the restriction of withholding tax credit do not apply to a shareholder whose overall dividend earnings within an assessment period do not exceed EUR 20,000 or that has been the beneficial owner of the shares in the Company for at least one uninterrupted year upon receipt of the dividends.

Taxation of dividend income of shareholders tax resident in Germany holding the Company’s shares as private assets

For individual shareholders (individuals) resident in Germany holding the Company’s shares as private assets, dividends are subject to a flat tax rate which is satisfied by the withholding tax actually withheld (Abgeltungsteuer). Accordingly, dividend income will be taxed at a flat tax rate of 25% plus 5.5% solidarity surcharge thereon (in total 26.375%) and church tax (Kirchensteuer) in case the shareholder is subject to church tax because of his individual circumstances. An automatic procedure for deduction of church tax by way of withholding will apply to shareholders being subject to church tax unless the shareholder has filed a blocking notice (Sperrvermerk) with the German Federal Tax Office (details related to the computation of the concrete tax rate including church tax are to be discussed with the individual tax adviser of the relevant shareholder). Except for an annual lump sum savings allowance (Sparer-Pauschbetrag) of up to EUR 801 (for individual filers) or up to EUR 1,602 (for married couples and for partners in accordance with the registered partnership law (Gesetz über die Eingetragene Lebenspartnerschaft) filing jointly), private individual shareholders will not be entitled to deduct expenses incurred in connection with the capital investment from their dividend income.

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

Corporations

Dividend income of corporate shareholders is exempt from corporate income tax, provided that the incorporated entity holds a direct participation of at least 10% in the share capital of a company at the beginning of the calendar year in which the dividends are paid. The acquisition of a participation of at least 10% in the course of a calendar year is deemed to have occurred at the beginning of such calendar year for the purpose of this rule. Participations in the share capital of the Company which a corporate shareholder holds through a partnership, including co-entrepreneur ships (Mitunternehmerschaften), are attributable to such corporate shareholder only on a pro rata basis at the ratio of the interest share of the corporate shareholder in the assets of the relevant partnership. However, 5% of the tax exempt dividends are deemed to be non-deductible business expenses for tax purposes and therefore are subject to corporate income tax (plus solidarity surcharge) and trade tax, i.e., tax exemption of 95%. Business expenses incurred in connection with the dividends received are entirely tax-deductible.

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

Taxation of capital gains realized by shareholders tax resident in Germany holding shares as private assets

For individual shareholders (individuals) resident in Germany holding shares as private assets, capital gains realized on the disposal of shares are subject to final withholding tax. Accordingly, capital gains will be taxed at a flat tax rate of 25% plus a 5.5% solidarity surcharge thereon (in total 26.375%) and church tax, in case the shareholder is subject to church tax because of his individual circumstances. An automatic procedure for deduction of church tax by way of withholding will apply to shareholders being subject to church tax unless the shareholder has filed a blocking notice (Sperrvermerk) with the German Federal Tax Office (details related to the computation of the concrete tax rate including church tax are to be discussed with the individual tax adviser of the relevant shareholder). The taxable capital gain is calculated by deducting the acquisition costs of the shares and the expenses directly related to the disposal from the proceeds of the disposal. Apart from that, except for an annual lump sum savings allowance (Sparer-Pauschbetrag) of up to EUR 801 (for individual filers) or up to EUR 1,602 (for married couples and for partners in accordance with the registered partnership law (Gesetz über die Eingetragene Lebenspartnerschaft) filing jointly), private individual shareholders will not be entitled to deduct expenses incurred in connection with the capital investment from their capital gain.

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

Inheritance and Gift Tax

The transfer of the Company’s shares to another person by way of succession or donation is subject to German inheritance and gift tax (Erbschaft- und Schenkungsteuer) if:

(i)the decedent, the donor, the heir, the 160 one or any other beneficiary has his/her/its residence, domicile, registered office or place of management in Germany at the time of the transfer, or is a German citizen who has not stayed abroad for more than five consecutive years without having a residence in Germany; or
(ii)(irrespective of the personal circumstances) the shares are held by the decedent or donor as business assets for which a permanent establishment in Germany is maintained or a permanent representative is appointed in Germany; or
(iii)(irrespective of the personal circumstances) at least 10% of the shares are held, directly or indirectly by, the decedent or person making the gift, himself or together with a related party in terms of Section 6 Foreign Tax Act.

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

Since the date of the publication

In of the Draft Directive, discussions have taken place between the Participating Member States. According to a statement of the German Federal Ministry of Finance (Bundesministerium der Finanzen) dated May 25, 2020, the work on the legal framework for the FTT was expected to be finalized in the second half of the calendar year 2020 based on the model of the existing French FTT legislation. Accordingly, the scope of application of the FTT to be levied at a rate of 0.2%, if enacted at all, could be confined to secondary market acquisitions of shares in domestic companies with a market capitalization of more than EUR 1 billion, while initial public offerings, market making and intraday trading should not be within the scope of taxation.

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

Item 11. Quantitative and Qualitative Disclosures About Market Risk

In the ordinary course of the business activities, the Group is exposed to various risks that are beyond its control, including credit risk, liquidity risk, currency risk and interest rate risk. Refer to Note 23 to our consolidated financial statements as of December 31, 2023, for further details.

Item 12. Description of Securities Other Than Equity Securities

A.Debt Securities

Not applicable.

B.Warrants and Rights

On January 31, 2022, pursuant to a securities purchase agreement and a warrant agreement, each signed with certain investors, the Group received EUR 15.0 million in exchange for the issuance of an aggregate of 4,479,088 common shares at a price per share of USD 3.73 (EUR 3.35) and warrants initially exercisable for the purchase of up to an aggregate of 1,343,727 additional common shares at an initial exercise price per common share of USD 7.72. The warrants are exercisable immediately as of the date of issuance and will expire on December 31, 2026. Based on the fair value per share at the issuance date, the Group recognized the warrants as liabilities in the amount of USD 3.2 million (EUR 2.8 million). The fair value of warrants an increase from EUR 0.19 per warrant as of January 31, 2022, to EUR 0.29 per warrant as of December 31, 2023. The result is an increase in fair value of warrant liabilities of EUR 159k for the period ended December 31, 2023.

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

Based on the foregoing, including the material weaknesses noted below, our Chief Executive Officer and our Chief Financial Officer have concluded that, as of December 31, 2023, the design and operation of our disclosure controls and procedures were not effective at the reasonable assurance level.

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

As part of our continued risk assessment and implementation of controls, we identified three material weaknesses related to a lack of effectively designed review and monitoring financial statement close controls, including the lack of accounting policies and personnel with appropriate skills to enable timely and appropriate technical assessments under IFRS, together with the lack of policies and procedures with respect to the review, supervision and monitoring of the accounting and reporting functions; a lack of an effectively designed and operating general IT controls framework (including system interfaces); and a lack of oversight and controls over the work performed by third-party advisors.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2023, using the criteria established in “Internal Control - Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation and the criteria issued by COSO, our management, with the participation of our Chief Executive Officer and Chief Financial Officer, concluded that, as of December 31, 2023, our internal control over financial reporting was not effective because of the three material weaknesses related to the design and maintenance of effective controls described above, which has not been remediated on December 31, 2023.

During 2023, management continued implementing the corrective actions initiated since 2021 to remediate the material weaknesses identified, by performing updated root cause analyses of the material weaknesses identified in 2022 and 2023, developing a SOX internal control framework, delivering trainings to improve the technical abilities of our team, as well as hiring new qualified personnel from public accounting firms with IFRS experience.

Although the Company has dedicated time and resources to improve the internal control over financial reporting, our remediation efforts are ongoing. We will continue the process of designing corrective actions to remediate the material weaknesses identified, and we will test the design and ongoing operating effectiveness of the new and existing controls in future periods.

With the oversight of the Management Board and our Audit Committee, we are undertaking remediation efforts to address the material weaknesses identified above through the following actions:

●	Designing and formalizing policies and procedures to ensure routine and non-routine transactions are sufficiently analyzed and assessed against the requirements of IFRS and our corporate governance standards as part of the financial statement close process, and that contemporaneous documentation is prepared and reviewed in a timely manner.
●	Designing and formalizing policies and procedures to ensure appropriate review, supervision and monitoring of the accounting and reporting functions.
●	Enhancement and standardization of the financial closing and reporting process and the consideration of prior year adjustments.
●	Designing and formalizing general IT General Control policies and procedures, including automation and integration of financially relevant processes, to assist in controlling certain routine processes within the finance function.
●	Designing and implementing more robust controls over the review of the work done by the external advisors.

During 2024, management will test and evaluate the implementation of these internal controls to ascertain whether they are designed and operating effectively in order to provide reasonable assurance that they will prevent or detect a material misstatement in the Company’s consolidated financial statements. If our efforts to remediate these material weaknesses are not sustained, the material weaknesses may reoccur, or other material weaknesses could occur in the future.

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

D.Changes in Internal Control Over Financial Reporting

Our management is committed to continuously improve the internal control over financial reporting and will undertake consistent improvements or enhancements on an ongoing basis. During the period covered by this annual report our management has taken steps toward improving our internal controls over financial reporting, aiming to remediate the identified material weaknesses identified in the previous years. However, the changes during the period covered by this annual report have not yet remediated the material weaknesses or our internal control over financial reporting.

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

Item 16B. Code of Ethics

We adopted a Code of Business Conduct and Ethics (the “BCE”) applicable to our management board, our supervisory board, and company personnel, which is a code of ethics as defined in Item 16B of Form 20-F promulgated by the SEC. The full text of the BCE can be found on our website at www.centogene.com. Information contained on, or that can be accessed through, our website does not constitute a part of this Annual Report and is not incorporated by reference herein. If we make any amendment to the BCE or grant any waivers, including any implicit waiver, from a provision of the BCE, we will disclose the nature of such amendment or waiver on our website to the extent required by the rules and regulations of the SEC.

Item 16C. Principal Accountant Fees and Services

Our financial statements have been prepared in accordance with IFRS and are audited by EY GmbH & Co. KG Wirtschaftsprüfungsgesellschaft (“Ernst & Young”), our independent registered public accounting firm registered with the Public Company Accounting Oversight Board in the United States.

Ernst & Young has served as our independent registered public accounting firm for each of the three years ended December 31, 2023, 2022 and 2021, for which audited financial statements appear in this Annual Report.

	For the year ended
	December 31,
	2023	2022

	(in thousands)
Audit	1,361	2,253
Audit‑related fees	—	—
Tax fees	—	—
All other fees	—	—
Total	1,361	2,253

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

The Audit Committee evaluates the qualifications, independence and performance of the independent registered public accounting firm as well as pre-approves and reviews the audit and non-audit services to be performed by the independent registered public accounting firm. The external audit plan and fees for professional audit services and other services rendered by Ernst & Young for the years ended December 31, 2023 and 2022 were approved by the Audit Committee.

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Neither we nor any affiliated purchaser has purchased any shares or other units of any class of our equity securities registered pursuant to Section 12 of the Exchange Act during the fiscal year ended December 31, 2023.

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

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J. Insider trading policies

Not applicable.

Item 16K. Cybersecurity

The digital environment and developments have facilitated the access of companies and users to a large amount of information, multiplying the ease and speed at which this information can be transmitted between different networks, companies, and countries. This volume of data implies an important advancement opportunity for society, but also a significant responsibility for companies that, like Centogene, manage considerable amounts of personal, anonymous, or aggregate information. In addition to threats to the integrity and privacy of data, Centogene may face network interruptions which could affect the quality of, or cause interruption to, the provision of its services. We also face risks related to cybersecurity such as unauthorized access, cybersecurity attacks and other security incidents, including as perpetrated by hackers and unintentional damage or disruption to hardware and software systems, loss of data, and misappropriation of confidential information. The Board of Directors is responsible for risk oversight, including oversight of cybersecurity risks, and is regularly informed by the Finance team of the managing areas' assessment of the Company's main risks, including cybersecurity risks.

Cybersecurity Risk Management

Cybersecurity risks are one of the main risks within Centogene’s risk management framework. To address these risks, the Company has adopted a comprehensive information security program that includes procedures to identify and assess material risks from cybersecurity threats and cybersecurity incidents. Our information security program also includes procedures to classify, analyze, and implement controls to address cybersecurity incidents.

Network Security: To protect our applications, we've deployed AWS WAF as the frontline defense, fortified our network with DMZ and segmentation, and enforce stringent traffic scrutiny using firewalls. Centogene's intranet is segmented with virtual private clouds, tightly controlling ingress and egress traffic. Firewall rule changes require approval from IT Operations and Security heads.

IT Security and Endpoint Protection: At our organization, we leverage AWS Security Hub which actively detects and reports various security threats, ranging from CVEs to malware, trojans, and anomalous activities across our AWS environment. Our company-provided laptops benefit from the protection of Microsoft Defender, which offers continuous monitoring for anomalous activities, unauthorized access attempts, and provides defense against malware. Users are devoid of local administrative rights; USB ports are disabled for USB flash drives. User activities are logged within our system. Our IT teams are capable of investigating incidents, issues depending on these logs. AWS Security Hub and Microsoft Defender generate incident, alert or finding based on user activities, which our security team actively monitors and manages. Our email server is fortified with threat policies, including Anti-phishing, Anti-spam, Anti-malware, Safe Attachments, and Safe Links policies. Every email undergoes scanning via MS Defender. We maintain a strict blacklist for untrusted senders. Users report security concerns and any identified security issues to our security team.

Data Encryption: Data is encrypted in transit and at rest. Our mail server sends emails encrypted. Laptop disks are encrypted. Data in transit is routed through SSL. Remote access to critical applications is restricted to VPN. It is important to note that our customers' sensitive data are exclusively hosted within our systems (server rooms in Centogene Rostock Facility and Centogene AWS cloud environment in AWS eu-central-1-Frankfurt zone).

Access Control: Our access management system strictly follows SOPs, emphasizing least privilege and minimum access rights to mitigate unauthorized actions. Access requests undergo thorough scrutiny via a ticketing system, requiring business justification and approval from relevant authorities. We utilize a range of authentication tools such as Active Directory, Azure AD, AWS IAM, OAuth, SSO, and MFA to bolster security. Password policies ensure management, including expiration and complexity standards, while regular reviews of access rights and user statuses maintain a proactive security stance.

Employee Awareness: Users undergo periodic training covering various topics such as email security risks, data protection basics, and GDPR compliance. New employees receive SOP training, with additional sessions triggered by SOP updates. Security team sends out warnings and recommendations to enhance awareness when necessary.

Backup and Recovery: We execute a backup strategy, conducting regular backups for critical IT applications to safeguard against potential data loss. Depending on these backups, we have Disaster Recovery Plans (DRPs) that serve as a blueprint for swift and effective response in the face of unforeseen events. We validate them through annual testing.

Physical Security: Our data is stored and processed within our facility at Rostock and the AWS Frankfurt zone. The physical security of our IT assets on cloud is ensured by AWS. Physical access to facility of Centogene is restricted, controlled, and monitored via access control software and transponders. Each personnel have restricted access right depending on his/her responsibilities to the locations in facility. Our facility features climate controls, surveillance cameras, and a redundant power supply system to ensure both security and uninterrupted operations.

ISMS and ISO27001: Centogene is ISO/IEC 27001 certified. The backbone of our ISMS is a set of Standard Operating Procedures (SOPs), serving as a guide for implementing and maintaining security measures.

ITGCs: We have established a framework of IT general controls, documented, and executed to ensure the integrity, confidentiality, and availability of our information systems. These controls, encompassing a range of technical measures, form a layer of our IT governance.

Independent security assessments: Annually, we perform penetration testing on our critical publicly available IT assets, as well as internal and external audits on our ISMS, all outsourced to trusted suppliers. These annual assessments on our cybersecurity help us to identify areas for continued focus, improvement, and compliance.

Third party service management: Cybersecurity considerations affect the selection and oversight of our third-party service providers. We require those third parties that could introduce significant cybersecurity risk to us to agree by contract to manage their cybersecurity risks in specified ways, and to agree to be subject to cybersecurity audits.

For a discussion of the cybersecurity risks that may affect the business strategy, results of operations or financial condition of the Company, see “Item 3. Key Information—Risk Factors—Operating Risks”— as we depend on information technology and telecommunications systems for significant elements of our operations. During 2023, we did not experience any material cybersecurity incidents.

Cybersecurity Governance

Cybersecurity is an area of focus for Centogene executive team (CET). CET oversees risk management activities designed and implemented by our management and receives annual ISMS review report. CFO (Legal and IT), alongside IT, QM, and other relevant VPs and department heads, convenes monthly security review meetings to address and deliberate on security-related matters. In the meetings, we cover a wide range of critical topics, including our information security posture, progress towards predefined risk mitigation goals, significant cybersecurity threat risks or incidents, insights from third-party assessments, and the cybersecurity scorecard. The CFO communicates with the audit committee as deemed necessary based on the outcomes of the monthly security review meetings. This ensures that any significant security-related matters or decisions are promptly escalated to the appropriate governance body. The audit committee of our board of directors is responsible for the oversight of risks from cybersecurity threats.

The Security Team comprises a Head of Security and Compliance (Information Security Officer), alongside an IT Security Analyst. The Head oversees the strategic direction of our security, ensuring alignment with industry standards and regulatory requirements, and leads the coordination of security initiatives across departments. The IT Security Analyst is responsible for daily monitoring of security tools. They collaborate closely with developers, system administrators, the DevOps team, HR, application owners, QM, and other departments, ensuring seamless integration of security measures. The head has over 10 years of prior work experience in IT audit, governance, risk and compliance, managing information security, implementing effective information and cybersecurity programs, and relevant degree and certification.

In addition to the core Security Team, our organization's privacy and security efforts are reinforced by a legal and data management infrastructure. This includes a Manager of Legal Affairs & Data Privacy and a Senior Legal Counsel specializing in data protection and IT, offering legal counsel on compliance and risk mitigation. These roles are supported by a team of IT and data professionals, including engineers, scientists, managers, and analysts, who collaborate to design, implement, and manage data systems with privacy and security at the forefront. Moreover, our IT Data Management Department is tasked with the comprehensive lifecycle management of data, ensuring compliance with regulations and organizational standards. Together, these teams form a cohesive framework dedicated to fortifying our defenses, mitigating risks, and maintaining trust in our data practices. These individuals have sufficient years of prior work experience in various relevant roles, demonstrating competence in their respective areas, and hold relevant degrees and certifications.

During 2023, no incidents were identified. Nonetheless, the Board of Directors will continue overseeing the evolution of this matter in the future, together with the Finance department.

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

As of the date of this Annual Report, we are not aware of any activity, transaction or dealing by us during the financial year ended December 31, 2023 that is disclosable under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act, except as set forth below. This information is to the best of our knowledge.

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

In the year ended December 31, 2023, our gross revenues from activities in Iran amounted to EUR nil. We did not generate any net profits for the year ended December 31, 2022, from authorities in Iran.

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

4.19

Third Amendment to the Loan and Security Agreement dated as of November 1, 2023 between Centogene N.V., Oxford Finance LLC, as Collateral Agent, and the Lenders named in Schedule 1.1 attached thereto, incorporated into this Annual Report on Form 20-F by reference to our Report on Form 6-K filed with the SEC on November 3, 2023 (File No. 001-39124).

4.20

Joint Venture Agreement dated as of June 26, 2023 between Centogene N.V. and Pharmaceutical Investment Company, incorporated into this Annual Report on Form 20-F by reference to our Report on Form 6-K filed with the SEC on June 27, 2023 (File No. 001-39124).

4.21

Variation Agreement to Joint Venture Agreement dated as of October 23, 2023 between Centogene N.V. and Pharmaceutical Investment Company, incorporated into this Annual Report on Form 20-F by reference to our Report on Form 6-K filed with the SEC on October 27, 2023 (File No. 001-39124).

4.22

Consultancy Agreement dated as of November 27, 2023 between Genomics Innovations Company Limited and Centogene N.V., incorporated into this Annual Report on Form 20-F by reference to our Report on Form 6-K filed with the SEC on November 28, 2023 (File No. 001-39124).

4.23

Laboratory Services Agreement dated as of November 27, 2023 between Genomics Innovations Company Limited and Centogene N.V., incorporated into this Annual Report on Form 20-F by reference to our Report on Form 6-K filed with the SEC on November 28, 2023 (File No. 001-39124).

4.24

Technology Transfer and Intellectual Property License Agreement dated as of November 27, 2023 between Genomics Innovations Company Limited and Centogene N.V., incorporated into this Annual Report on Form 20-F by reference to our Report on Form 6-K filed with the SEC on November 28, 2023 (File No. 001-39124).

4.25

Loan Agreement dated as of October 26, 2023 between Centogene N.V. and Pharmaceutical Investment Company, incorporated into this Annual Report on Form 20-F by reference to our Report on Form 6-K filed with the SEC on October 27, 2023 (File No. 001-39124).

4.26	First Amendment to Loan Agreement dated as of April 23, 2024 between Centogene N.V. and Pharmaceutical Investment Company*
4.27	KSA Receivables Transfer Agreement dated as of April 23, 2024 between Centogene GmbH and Pharmaceutical Investment Company*

Exhibit no.	Description
4.28

Preemptive Rights Agreement dated as of October 26, 2023 between Centogene N.V. and Pharmaceutical Investment Company, incorporated into this Annual Report on Form 20-F by reference to our Report on Form 6-K filed with the SEC on October 27, 2023 (File No. 001-39124).

4.29

Second Registration Rights Agreement dated as of October 26, 2023 between Centogene N.V. and Pharmaceutical Investment Company, incorporated into this Annual Report on Form 20-F by reference to our Report on Form 6-K filed with the SEC on October 27, 2023 (File No. 001-39124).

4.30

Subordination Agreement dated as of October 26, 2023 among Centogene N.V., Pharmaceutical Investment Company, and Oxford Finance, LLC, incorporated into this Annual Report on Form 20-F by reference to our Report on Form 6-K filed with the SEC on October 27, 2023 (File No. 001-39124).

4.31

Right of First Offer Agreement dated as of October 26, 2023 among Pharmaceutical Investment Company, DPE Deutschland II A GmbH & Co. KG, DPE Deutschland II B GmbH & Co. KG, Careventures Fund II S.C.Sp, TVM Life Science Innovation I, L.P. and TVM Life Science Innovation II SCSp, incorporated into this Annual Report on Form 20-F by reference to our Report on Form 6-K filed with the SEC on October 27, 2023 (File No. 001-39124).

4.32	Technology Transfer and Intellectual Property License Agreement as of November 27, 2023*
4.33	CEO AMENDMENT TO THE AWARD AGREEMENT. *
4.34	CFO AMENDMENT TO THE AWARD AGREEMENT. *
4.35	CEO AMENDMENT TO THE SERVICES AGREEMENT. *
4.36

Global Master Supply and Services Agreement between Centogene GmbH and Takeda Pharmaceuticals International AG, dated April 1, 2024, replacing the Global Master Services Agreement dated April 1, 2023 (File No. 001-39124).*†

4.37	Amendment to the Long Term Incentive Plan of Centogene N.V. dated as of November 1, 2022 (File No. 001-39124).*
4.38

Variation Agreement No. 1 to KSA Receivables Transfer Agreement dated as of May 12, 2024 between Centogene GmbH and Pharmaceutical Investment Company, incorporated into this Annual Report on Form 20-F by reference to our Report on Form 6-K filed with the SEC on May 15, 2024 (File No. 001-39124)

4.39

Limited Waiver, Consent and Fourth Amendment dated as of May 12, 2024 between Centogene N.V., Oxford Finance LLC, as Collateral Agent, and the Lenders party therein, incorporated into this Annual Report on Form 20-F by reference to our Report on Form 6-K filed with the SEC on May 15, 2024 (File No. 001-39124)

4.40

Share Purchase Agreement dated as of May 12, 2024 between Centogene N.V. and Pharmaceutical Investment Company, incorporated into this Annual Report on Form 20-F by reference to our Report on Form 6-K filed with the SEC on May 15, 2024 (File No. 001-39124)

4.41

Variation Agreement No. 1 to Consultancy Agreement dated as of May 12, 2024 between Centogene N.V. and Genomics Innovations Company Limited, incorporated into this Annual Report on Form 20-F by reference to our Report on Form 6-K filed with the SEC on May 15, 2024 (File No. 001-39124)

4.42

Variation Agreement No. 1 to Technology Transfer and Intellectual Property License Agreement dated as of May 12, 2024 between Centogene N.V. and Genomics Innovations Company Limited, incorporated into this Annual Report on Form 20-F by reference to our Report on Form 6-K filed with the SEC on May 15, 2024 (File No. 001-39124)

4.43

Amendment to Second Registration Rights Agreement dated as of May 12, 2024 between Centogene N.V. and Pharmaceutical Investment Company, incorporated into this Annual Report on Form 20-F by reference to our Report on Form 6-K filed with the SEC on May 15, 2024 (File No. 001-39124)

4.44

Second Amendment to Loan Agreement dated as of May 12, 2024 between Centogene N.V. and Pharmaceutical Investment Company, incorporated into this Annual Report on Form 20-F by reference to our Report on Form 6-K filed with the SEC on May 15, 2024 (File No. 001-39124)

4.45

Success Fee Agreement dated as of May 12, 2024 between Centogene N.V. and Oxford Finance LLC, incorporated into this Annual Report on Form 20-F by reference to our Report on Form 6-K filed with the SEC on May 15, 2024 (File No. 001-39124)

8.1	List of subsidiaries.*
11.1

Code of Business Conduct and Ethics of Centogene N.V. (incorporated into this Annual Report on Form 20-F by reference to Exhibit 14.1 to our Registration Statement on Form F-1 (File No. 333-234177), filed with the SEC on October 11, 2019).

12.1	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

Exhibit no.	Description
12.2	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*
13.1	Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**
13.2	Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**
15.1	Consent of EY GmbH & Co. KG Wirtschaftsprüfungsgesellschaft.*
97.1	Clawback Policy of Centogene N.V.*
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

Date: May 15, 2024

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Supervisory Board of Centogene N.V.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Centogene N.V. (the Company) as of December 31, 2023 and 2022, the related consolidated statements of comprehensive loss, changes in equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The Company's Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2.2 to the consolidated financial statements, the Company has suffered recurring losses from operations since inception and has stated that substantial doubt exists about the Company’s ability to continue as a going concern. Management's evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 2.2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

/s/ EY GmbH & Co. KG Wirtschaftsprüfungsgesellschaft

We have served as the Company’s auditor since 2010.

Berlin, Germany

May 15, 2024

Centogene N.V.

Consolidated statements of comprehensive loss for the years ended December 31, 2023, 2022 and 2021

(in EUR k)

	Note	2023	2022	2021

Revenue	7.2	48,536	47,473	42,234
Cost of sales		31,287	27,712	28,735
Gross profit		17,249	19,761	13,499
Research and development expenses		12,361	17,488	19,297
General administrative expenses		32,588	32,587	43,480
Selling expenses		12,564	9,924	9,326
Impairment of financial assets		812	—	827
Gain on reversal of financial asset impairment		—	432	—
Other operating income	8.1	11,848	3,774	2,894
Other operating expenses	8.2	431	741	86
Operating loss		(29,659)	(36,773)	(56,623)
Losses from investments accounted for by the Equity method	15	(302)	—	—
Gains/(losses) on changes in fair value of warrants	8.3	(159)	2,574	—
Interest and similar income		3,293	512	3
Interest and similar expenses		8,418	4,909	802
Financial costs, net	8.3	(5,284)	(1,823)	(799)
Loss before taxes from continuing operations		(35,245)	(38,596)	(57,422)
Income taxes expenses	10	287	107	(70)
Loss for the year from continuing operations		(35,532)	(38,703)	(57,352)
Net income from discontinued operations, net of tax	9	—	6,862	11,106
Loss for the period		(35,532)	(31,841)	(46,246)
Other comprehensive income/(loss), all attributable to equity holders of the parent		(271)	(76)	543
Total comprehensive loss		(35,803)	(31,917)	(45,703)
Attributable to:			—	—
Equity holders of the parent		(35,803)	(31,917)	(45,801)
Non‑controlling interests from continuing operations	25	—	—	98
Non‑controlling interests from discontinued operations		—	—	—
		(35,803)	(31,917)	(45,703)
Net loss per share - Basic and diluted from (in EUR)
Continuing operations	11	(1.27)	(1.45)	(2.53)
Loss attributable to parent	11	(1.27)	(1.19)	(2.04)

The accompanying notes form an integral part of these consolidated financial statements

Centogene N.V.

Consolidated statements of financial position as of December 31, 2023 and 2022

(in EUR k)

Assets	Note	Dec 31, 2023	Dec 31, 2022

Non‑current assets
Intangible assets	12	6,850	7,400
Property, plant and equipment	13	5,643	6,808
Right-of-use assets	14	13,635	15,351
Investment in Joint Venture	15	2,784	—
Derivative assets	23.1	799	510
Other assets	17	3,425	2,911
		33,136	32,980
Current assets
Inventories	16	2,463	1,819
Trade receivables and contract assets	17	19,415	16,548
Other assets	17	3,042	5,514
Cash and cash equivalents	18	19,099	35,951
		44,019	59,832
		77,155	92,812

Equity and liabilities	Note	Dec 31, 2023	Dec 31, 2022

Equity
Issued capital	19	3,478	3,307
Capital reserve	19	148,308	145,369
Accumulated deficit and other reserves		(177,068)	(141,265)
Non‑controlling interests		—	—
		(25,282)	7,411
Non‑current liabilities
Non‑current loans	21.1	39,880	40,051
Lease liabilities	21.1	12,399	13,125
Deferred tax liabilities	10	407	35
Government grants	21.2	5,701	6,687
Derivative liabilities	21.2, 23	242	376
Warrant liability	21.2, 23	394	260
Other liabilities	21.2, 22	48	202
		59,071	60,736
Current liabilities
Government grants	21.2	984	1,263
Current loans	21.1	25,882	4,635
Lease liabilities	21.1	2,178	2,311
Liabilities from income taxes		87	89
Trade payables	21.2	5,628	6,317
Other liabilities	21.2, 22	8,607	10,050
		43,366	24,665
		77,155	92,812

The accompanying notes form an integral part of these consolidated financial statements

Centogene N.V.

Consolidated statements of cash flows for the years ended December 31, 2023, 2022 and 2021

(in EUR k)

	Note	2023	2022	2021
Operating activities
Loss before taxes from continuing operations		(35,245)	(38,596)	(57,422)
Income before taxes from discontinued operations	9	—	6,875	11,152
Loss before taxes		(35,245)	(31,721)	(46,270)
Adjustments to reconcile earnings to cash flow from operating activities

Amortization (including impairments) and depreciation	12,13,14	7,610	10,378	19,974
Government grant depreciation		(1,265)	—	—
Inventory write-off	16	226	—	1,795
Interest income	8.3	(209)	—	(3)
Interest expense	8.3	8,201	4,909	851
Gain on the disposal of property, plant and equipment		(56)	(754)	(18)
Gain on the sales of IP to Joint Venture	8.1	(7,549)	—	—
Expected credit loss allowances on trade receivables and contract assets	23.2	761	—	827
Share‑based payment expenses	22	2,929	(16)	8,035
Tax Expense		—	(89)	—
Profit or loss from financial instruments FV adjustments	8.3	(263)	(2,574)	—
Loss from Joint Venture equity method	15	302	—	—
Other non‑cash items		(34)	(1,430)	(821)
Net foreign exchange differences		(2,438)	963	—
Interest received		209	—	—
Changes in operating assets and liabilities:
Inventories	16	(870)	2,050	5,741
Trade receivables and contract assets	17	(3,628)	6,914	4,855
Other assets	17	1,858	-	1,828
Trade payables	21.2	(689)	(4,935)	(20,484)
Other liabilities		(1,599)	(10,182)	1,952

Thereof cash flow (used in) continuing operating activities		(31,749)	(35,497)	(42,635)
Thereof cash flow from discontinued operating activities		—	9,009	20,897
Cash flow (used in)/from operating activities		(31,749)	(26,488)	(21,739)

Investing activities
Cash paid for investments in intangible assets	12	(2,239)	(1,727)	(2,787)
Cash paid for investments in property, plant and equipment	13	(40)	(367)	(2,915)
Cash paid for investment in Joint Venture	15	(4,973)	—	—
Grants received for investment in property, plant and equipment	21.2	—	506	168
Cash received from the disposals of property, plant and equipment		93	855	171
Cash received from sale of IP to Joint Venture	15	9,436	—	—
Interest received		—	—	3

Thereof cash flow from/(used in) in continuing investing activities		2,277	(1,553)	(2,494)
Thereof cash flow from/(used in) discontinued investing activities		—	820	(2,866)
Cash flow used in investing activities		2,277	(733)	(5,360)

Financing activities
Cash received from the issuance of shares	19	—	12,140	—
Cash received from issuance of warrants		—	2,833	—
Cash paid for acquisition of non-wholly owned subsidiary		—	(1)	—
Cash received from loans	21, 23.2	25,500	40,568	1,772
Cash repayments of loans	21, 23.2	(3,374)	—	(464)
Cash repayments of lease liabilities	21, 23.2	(3,095)	(4,314)	(4,244)
Interest paid	8.3	(5,987)	(4,909)	(267)

Thereof net cash flow from/(used in) continuing financing activities		13,044	46,798	(2,403)
Thereof net cash flow used in discontinued financing activities		—	(481)	(800)
Cash flow from financing activities		13,044	46,317	(3,203)

Changes in cash and cash equivalents		(16,428)	19,096	(30,302)
Cash and cash equivalents at the beginning of the period		35,951	17,818	48,156
Effect of movements in exchange rates on cash held		(424)	(963)	(36)
Cash and cash equivalents at the end of the period		19,099	35,951	17,818

The accompanying notes form an integral part of these consolidated financial statements

Centogene N.V.

Consolidated statements of changes in equity for the years ended December 31, 2023, 2022 and 2021

		Attributable to the owners of the parent
				Currency			Non‑
		Issued	Capital	translation	Accumulated		controlling	Total
in EUR k	Note	capital	reserve	reserve	deficit	Total	interests	equity

As of January 1, 2021	1	2,654	125,916	(48)	(63,691)	64,831	95	64,926
Loss for the year		—	—	—	(46,344)	(46,344)	98	(46,246)
Other comprehensive loss		—	—	543	—	543	—	543
Total comprehensive loss		—	—	543	(46,344)	(45,801)	98	(45,703)
Share-based payments	22	—	8,035	—	—	8,035	—	8,035
Exercise of options		54	(54)	—	—	—	—	—
Disposal of non-wholly owned subsidiary		—	—	—	—	—	—	—
Acquisition of non-wholly owned subsidiary		—	—	—	—	—	—	—
As of December 31, 2021		2,708	133,897	495	(110,036)	27,064	193	27,258

		Attributable to the owners of the parent
				Currency			Non
		Issued	Capital	translation	Accumulated		controlling	Total
in EUR k	Note	capital	reserve	reserve	deficit	Total	interests	equity

As of January 1, 2022	1	2,708	133,897	495	(110,036)	27,064	193	27,258
Loss for the year		—	—	—	(31,841)	(31,841)	—	(31,841)
Other comprehensive loss		—	—	(76)	-	(76)	—	(76)
Total comprehensive loss		—	—	(76)	(31,841)	(31,917)	—	(31,917)
Issuance of shares	19	594	14,378	—	—	14,972	—	14,972
Share-based payments	22	—	(16)	—	—	(16)	—	(16)
Exercise of options	19	5	(5)	—	—	—	—	—
Warrant liability	19	—	(2,832)	—	—	(2,832)	—	(2,832)
Acquisition of non-wholly owned subsidiary	24	—	(53)	—	193	140	(193)	(53)
As of December 31, 2022		3,307	145,369	419	(141,684)	7,411	—	7,411

		Attributable to the owners of the parent
				Currency			Non
		Issued	Capital	translation	Accumulated		controlling	Total
in EUR k	Note	capital	reserve	reserve	deficit	Total	interests	equity

As of January 1, 2023	1	3,307	145,369	419	(141,684)	7,411	—	7,411
Loss for the year		—	—	—	(35,532)	(35,532)	—	(35,532)
Other comprehensive loss		—	—	(271)	—	(271)	—	(271)
Total comprehensive loss		—	—	(271)	(35,532)	(35,803)	—	(35,803)
Share-based payments	22	—	3,131	—	—	3,131	—	3,131
Exercise of options	19	171	(171)	—	—	—	—	—
Other movements		—	(21)	—	—	(21)	—	(21)
As of December 31, 2023		3,478	148,308	148	(177,216)	(25,282)	—	(25,282)

The accompanying notes form an integral part of these consolidated financial statements

Notes to the consolidated financial statements as of December 31, 2023 and 2022 and for the three years ended December 31, 2023, 2022 and 2021

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

On January 31, 2022, pursuant to a securities purchase agreement and a warrant agreement signed with certain investors, we received EUR 15.0 million as consideration for the issuance by us of an aggregate of 4,479,088 common shares at a price per share of USD 3.73.

On June 26, 2023, the Company entered into a joint venture agreement (the “Joint Venture Agreement”) dated June 26, 2023 with Pharmaceutical Investment Company (“PIC” or “Lifera”), a closed joint stock company incorporated pursuant to the laws of Saudi Arabia and a wholly-owned subsidiary of the Public Investment Fund (PIF) based in Riyadh, to form a joint venture under the laws of Saudi Arabia. According to the joint venture agreement, the founding capital is to be provided 80% (SAR 80,000,000; EUR 19,892k) by PIC and 20% (SAR 20,000,000; EUR 4,973k) by the Company and will be used to finance business operations, including the establishment of a laboratory competence center in Saudi Arabia (“KSA”). This agreement was modified on October 23, 2023. Following this, a convertible loan agreement was signed on October 26, 2023. Cash of USD 30 million was received from PIC on October 30, 2023. Pursuant to the Joint Venture Agreement, and subject to the terms and conditions contained therein, the Company and PIC have agreed to establish a limited liability company in the kingdom of Saudi Arabia (the “JV”). The terms of which also include ancillary agreements pertaining to a Technology Transfer and Intellectual Property License Agreement, a Consultancy Agreement and a Laboratory Services Agreement, that were signed on November 27, 2023, between the Company and the JV. On November 19, 2023, Genomics Innovations Company Limited (the “JV”) was fully formed as a limited liability company organized under the laws of the Kingdom of Saudi Arabia. The JV is not running yet as of December 31, 2023 and is expected to begin operations during the end of the second quarter of 2024.

2 Basis of preparation

Unless otherwise specified, “the Company” refers to Centogene N.V. and Centogene GmbH throughout the remainder of these notes, while “the Group” refers to Centogene N.V., Centogene GmbH and its subsidiaries.

The consolidated financial statements of the Group were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”). The accounting policies used in the fiscal year 2023 generally correspond to the policies applied in the prior year.

These consolidated financial statements are presented in EURO, which is the Group’s functional currency. Unless otherwise specified, all financial information presented in EURO is rounded to the nearest thousand (EUR k) in line with customary commercial practice.

2.1New significant accounting policies and accounting judgments and estimates

Investment in Joint Venture

The Group assesses whether it has significant influence not only on the basis of its ownership percentage but also on the existence of qualitative factors such as representation on the board of directors of the investee, its participation in decision-making processes, interchange of managerial personnel and access to technical information. The Group assesses rights and obligations agreed to by the parties to a joint arrangement and, when relevant, other facts and circumstances in order to determine whether the joint arrangement in which it is involved is a joint venture or a joint operation. Management assessed the JV agreement mentioned in Note 1 has determined as a joint venture based on the analysis of the different factors under the applicable standard (as voting rights,

Notes to the consolidated financial statements as of December 31, 2023 and 2022 and for the three years ended December 31, 2023, 2022 and 2021

percentage of ownership, board reserves matter and resolutions), and concluded this should be accounted under the equity method (Note 5 (h)).

2.2 Going Concern

As an early commercial-stage company, the Group is still in progress towards reaching break-even in its diagnostic and pharmaceutical businesses. The Group and Company are subject to a number of risks similar to those of other development and early commercial stage companies. These risks include, among other things, the failure to enter into and successfully execute further collaborations with pharmaceutical partners and the failure to generate sufficient revenue from the Company’s development portfolio.

The Group´s ongoing success and ultimately the attainment of profitable operations depends on future uncertain events which include, among other things, obtaining adequate financing to promote commercial and development activities until the Group can generate sufficient revenues to support its operating cash requirements. The Group has incurred operating losses since inception. For the year ended December 31, 2023, the Group incurred a net comprehensive loss of EUR 35.8 million, resulting in the net cash outflows from operating activities of EUR 31.7 million. As of December 31, 2023, the Group had generated an accumulated deficit of EUR 177.1 million and had an equity position of EUR (25.3) million.

During 2023, management obtained a significant financing through a convertible loan. In parallel, management is in discussions with several private equity parties aiming to secure a significant capital injection. These parties are also a suitable strategic fit for the Company. The Company entered into a joint venture agreement (the “Joint Venture Agreement”) dated June 26, 2023, with Pharmaceutical Investment Company (“PIC” or “Lifera”), a closed joint stock company incorporated pursuant to the laws of Saudi Arabia and a wholly-owned subsidiary of the Public Investment Fund (PIF) based in Riyadh, to form a joint venture under the laws of Saudi Arabia. Pursuant to the Joint Venture Agreement, and subject to the terms and conditions contained therein, the Company and PIC have established a limited liability company in Saudi Arabia (the “JV”). In connection with the Joint Venture Agreement, Lifera and the Company have entered into a convertible loan agreement (the “Loan Agreement”), pursuant to which Lifera has loaned the Company USD 30.0 million (the “Principal Amount”). The Loan Agreement was signed on October 26, 2023. On October 30, 2023, the Company received the cash of USD 30.0 million (EUR 28.3 million). The loan originally had a term of six months and was originally scheduled to automatically convert into equity on the maturity date which was April 26, 2024. The conversion of the loan to equity requires the approval of the Committee on Foreign Investment in the United States (“CFIUS”), which is pending. Both companies have finalized the incorporation of the JV on November 19, 2023 and related ancillary agreements signed November 27, 2023 – refer to Note 21.1. The Company invested USD 5.0 million on the JV owning 20% of the shareholding of the company. The Company received cash inflows of SAR 40 million (EUR 9.4 million) on December 27, 2023, linked to the transfer of data from the Biodatabank relating to information from the region of the Kingdom of Saudi Arabia (Note 15).

On May 12, 2024, the Company completed an account receivables sale (the “PIC AR Sale”) with PIC. The terms of the PIC AR Sale are set forth in the KSA Receivables Transfer Agreement, which became effective as of May 12, 2024 (the “KSA Receivables Transfer Agreement”), and the accompanying Variation Agreement (the “KSA Receivables Variation Agreement,” and together with the KSA Receivables Transfer Agreement, the “Receivables Agreement”) between the Company, and PIC dated as of May 12, 2024. Pursuant to the Receivables Agreement, PIC agreed to purchase rights to certain of Centogene’s accounts receivable in the region of the Kingdom of Saudi Arabia (each, a “KSA Receivable”) for an aggregate purchase price of USD 15.0 million (EUR 13.9 million) (the “AR Purchase Price”). The AR Purchase Price is payable by PIC in three tranches of USD 5.0 million (each, a “Tranche Payment”), with the first Tranche Payment having been paid on May 13, 2024 and the remaining two Tranche Payments to be paid on or about May 31, 2024 and June 30, 2024 (or, in each case, such other date agreed upon by the parties), subject to the satisfaction by the Company of certain conditions precedent set forth in the Receivables Agreement including achievement of business plan targets.

On May 12, 2024, the Company and PIC entered into a share purchase agreement (the “Share Purchase Agreement”) pursuant to which the Company agreed to sell to PIC 16,000 shares in the capital of Genomics Innovation Company Limited, (the “JV”), representing 16% of the JV’s total outstanding shares, for an aggregate purchase price of SAR 20.0 million (EUR 4.9 million) (the “Share Purchase Consideration”). The Company has retained a 4% equity position in the JV. Under the terms of the Share Purchase Agreement, during the 24-month period following the six-month anniversary of the closing date of the share purchase, the Company shall have an option to purchase a number of shares in the JV equal to 16% of the aggregate number of shares outstanding at the time of exercise of such option (the “Call Option Shares”).

Notes to the consolidated financial statements as of December 31, 2023 and 2022 and for the three years ended December 31, 2023, 2022 and 2021

On May 12, 2024, the Company and PIC entered into a Second Amendment (the “Second Loan Amendment”) to the Convertible Loan Agreement, dated October 26, 2023, between the Company and PIC to, among other provisions, bifurcate the existing conversion feature of the loan such that (i) an aggregate principal amount of USD 15.0 million plus related conversion fees (the “First Amount”), shall convert on the earlier of April 1, 2025 or the date that is ten (10) days following the receipt by the Company and PIC of approval by the Committee on Foreign Investment in the United States (CFIUS), which is pending, of the issuance of the Company’s common shares upon conversion of the loan (“CFIUS Clearance”); and (ii) the remaining aggregate principal amount of USD 15.0 million plus all accrued and unpaid interest and related conversion fees (the “Second Amount”) shall convert on the second anniversary of the First Conversion.

In order to close the transactions mentioned above, we obtained Oxford’s consent on May 12, 2024, which included the addition of certain covenants in our Oxford Loan and Security Agreement. Specifically, we agreed to certain near-term timing requirements for the entry into a binding definitive agreement for the sale of the Company by July 15, 2024 and by June 15, 2024 with respect to the receipt of nonbinding term sheets relating to a sale. A breach of these timing requirements would constitute an event of default under the Oxford Loan and Security Agreement, unless waived by Oxford, which might require us to open insolvency proceedings if Oxford demands the repayment of the loan at short notice and no other financing can be secured. This covenant is consistent with the process management announced in February 2024 to explore strategic alternatives, where we engaged an investment banking firm to advise us in connection with this process. We are currently in active discussions with several interested parties, which could result in a near term transaction by July 15, 2024.

Considering cash and cash equivalents of EUR 19.1 million and short-term interest-bearing debt obligation of EUR 28.0 million (including convertible loan) as of December 31, 2023, the Group has prepared cash flow forecasts and considered the cash flow requirement for the Company, for at least the twelve-month period following the date of the approval of these consolidated financial statements. Management’s cash flow projections include estimates for the net cash flows expected to be received from the sale of receivables and modifications to the convertible loan mentioned above, together with the Share Purchase Agreement, as well as its liquidity needs for the next twelve-months in accordance with the business plan.

Management have considered the uncertainties described in Note 6.2 when preparing the business plan and the cash flow forecast for the purpose of our going concern assessment.

While management is pursuing avenues to ensure we have sufficient liquidity and resources to maintain operations, if the Company is unable to obtain such funding, achievement of revenue growth and cost containment,, our current cash and cash equivalents will not be sufficient to fund our operations and meet all of our obligations as they fall due for at least one year from the date of the issuance of the consolidated financial statements, which results in a material uncertainty that raises significant doubt about our ability to continue as a going concern. We do not know whether additional funding will be available in the desired amount, at the desired time, or on acceptable terms, or at all.

The accompanying consolidated financial statements for the year ended December 31, 2023, have been therefore prepared on a going concern basis. This contemplates the Group will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. The consolidated financial statements do not reflect any adjustments relating to the recoverability and classification of assets or the amounts and classification of liabilities that would be necessary, should the Group be unable to continue as a going concern.

2.3Geopolitical Conditions and COVID-19 Pandemic

Worldwide economic and political disruptions as a result the conflicts between Russia and Ukraine as well as in the Middle East, and the effects of COVID-19 have resulted and is expected to further result in interruptions to business operations and supply chain disruption, affecting raw material and or intermediate supply or manufacturing capabilities.

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

Notes to the consolidated financial statements as of December 31, 2023 and 2022 and for the three years ended December 31, 2023, 2022 and 2021

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

3 Effects of new accounting standards

(a)New standards adopted by the Group as of January 1, 2023

The following amendments and interpretations apply for the first time in 2023 and had no impact on the consolidated financial statements of the Group:

●	Amendments to IAS 12 – International Tax Reform (Pillar II) and Deferred Tax
●	Amendments to IAS 21 – Lack of Exchangeability
●	Amendments to IAS 7 and IFRS 17 – Supplier Finance Agreements
●	Amendments to IAS 1 and IAS 8 – Presentation and Accounting Policies
●	IFRS 17 – Insurance Contracts

(b)New standards not yet effective

Furthermore, certain new and amended standards and interpretations have been published that are not mandatory for December 31, 2023, reporting periods and have not been early adopted by the Group (IFRS 18 - Presentation and Disclosure). The Group intends to adopt these new and amended standards and interpretations, if applicable, when they become effective. The Group is currently evaluating the impact of these new or amended standards and interpretations that are issued and become effective for the 2024 annual reporting period.

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

Notes to the consolidated financial statements as of December 31, 2023 and 2022 and for the three years ended December 31, 2023, 2022 and 2021

As of March 31, 2022, operations at all COVID-19 testing sites ceased and the Group abandoned the COVID-19 business line. Consequently, the Group is reporting its COVID-19 segment as a discontinued operation (Note 9). With the decision to cease COVID-19 operations as of March 31, 2022, Centogene terminated its cooperation agreement with Dr. Bauer GmbH with a separation agreement effective as of April 2, 2022 and signed on August 23, 2022 (the “Separation Agreement”). With the COVID-19 business being discontinued and the collaboration agreement being terminated, Centogene’s control over Dr. Bauer GmbH ceased; Centogene no longer meets the criteria of the control model under IFRS 10 as it no longer has exposure to variable returns and the ability to use power to affect returns through COVID-19 operations. Therefore, Centogene deconsolidated Dr. Bauer GmbH from its consolidated financial statements as of April 2, 2022 (“Deconsolidation Date”). The impact of the deconsolidation on the loss for the period and on the statement of cash flows is disclosed under Note 9 – Discontinued operations. The impact of the deconsolidation on the statement of financial position is disclosed under Note 27 – Related parties.

On June 26, 2023, as mentioned in Note 1, the Company entered into a joint venture agreement (the “Joint Venture Agreement”) with Pharmaceutical Investment Company (“PIC” or “Lifera”), a closed joint stock company incorporated pursuant to the laws of Saudi Arabia and a wholly-owned subsidiary of the Public Investment Fund (PIF) based in Riyadh, to form a joint venture under the laws of Saudi Arabia. Management has analyzed the terms included in the contract analyzing the control over the JV under IFRS 10 (Note 6.2).

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

Notes to the consolidated financial statements as of December 31, 2023 and 2022 and for the three years ended December 31, 2023, 2022 and 2021

The exchange rates used are presented in the following table:

	Average rate			Closing rate
				Dec 31,	Dec 31,	Dec 31,
	2023	2022	2021	2023	2022	2021
USD (EUR 1)	1.09	1.05	1.13	1.11	1.07	1.13
AED (EUR 1)	4.00	3.87	4.15	4.06	3.94	4.17
INR (EUR 1)	89.30	82.69	85.18	91.98	88.17	84.23
CHF (EUR 1)	0.94	1.00	1.08	0.93	0.98	1.03
SAR (EUR 1)	4.13	—	—	4.14	—	—
RSD (EUR 1)	116.91	117.46	117.39	116.91	117.33	117.27

(b)Revenues from contracts with customers

The Group provides pharmaceutical solutions and diagnostic tests, enabled by its knowledge and interpretation-based platform. Revenue from contracts with customers is recognized when control of the goods are transferred to the customer or over the time as services are performed, at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those goods or services.

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

The performance obligations in Pharmaceutical segment can either be satisfied over time, as the services are performed, or at a point in time depending on the structure of the collaborations, which are determined based on nature of the service provided, as detailed below.

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

Notes to the consolidated financial statements as of December 31, 2023 and 2022 and for the three years ended December 31, 2023, 2022 and 2021

The performance obligation in the Diagnostics segment is recognized over time, as the services are performed, using an input method to measure progress towards complete satisfaction of the service. In order to measure progress, the Group uses a standardized process which measures progress to completion by stages, consisting of (i) a preparation stage, (ii) a clarification stage, (iii) a sequencing stage, and (iv) an output stage. The percentages attributed to those stages are indicative of the cost incurred in performing the respective stage in relation to total cost.

Contract balances

(i)          Contract assets

A contract asset is the right to consideration in exchange for goods or services transferred to the customer. If the Group satisfies a performance obligation by transferring goods or services to a customer before the customer pays consideration or before payment is due, a contract asset is recognized for the earned consideration that is conditional. Contract assets are subject to impairment assessment. Refer to accounting policies of impairment of financial assets in Note 5(o) “Financial instruments”.

(ii)         Trade receivables

A receivable represents the Group’s right to an amount of consideration that is unconditional (i.e., only the passage of time is required before payment of the consideration is due). Refer to accounting policies of impairment of financial assets in Note 5(o) “Financial instruments”.

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

(d)Current versus non-current classification

The Group presents assets and liabilities in the statement of financial position based on current/non-current classification. An asset is current when it is:

-	Expected to be realized or intended to be sold or consumed in the normal operating cycle
-	Held primarily for the purpose of trading
-	Expected to be realized within twelve months after the reporting period; or
-	Cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period

All other assets are classified as non-current.

A liability is current when:

-	It is expected to be settled in the normal operating cycle

Notes to the consolidated financial statements as of December 31, 2023 and 2022 and for the three years ended December 31, 2023, 2022 and 2021

-	It is held primarily for the purpose of trading
-	It is due to be settled within twelve months after the reporting period; or
-	There is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period
-	A covenant breach has occurred and not resolved at year end from a loan

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

Notes to the consolidated financial statements as of December 31, 2023 and 2022 and for the three years ended December 31, 2023, 2022 and 2021

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

The estimated useful lives are as follows:

-	Internally generated/acquired biomarkers: 7 years
-	Internally developed database: 5-7 years
-	Purchase rights, licenses and software: 3-7 years

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

Notes to the consolidated financial statements as of December 31, 2023 and 2022 and for the three years ended December 31, 2023, 2022 and 2021

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

The right-of-use assets are also subject to impairment. Refer to accounting policies of impairment of financial assets in Note 5(o) “Financial instruments”.

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

Notes to the consolidated financial statements as of December 31, 2023 and 2022 and for the three years ended December 31, 2023, 2022 and 2021

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

(h)Investments in associates and joint arrangements

The Group assesses whether it has significant influence not only on the basis of its ownership percentage but also on the existence of qualitative factors such as representation on the board of directors of the investee, its participation in decision-making processes, interchange of managerial personnel and access to technical information. The Group assesses rights and obligations agreed to by the parties to a joint arrangement and, when relevant, other facts and circumstances in order to determine whether the joint arrangement in which it is involved is a joint venture or a joint operation. Management assessed the JV agreement mentioned in Note 1 can be determined as a joint venture based on the analysis over the different factors under the applicable standard (as voting rights, percentage of ownership, board reserves matter and resolutions), and concluded this should be accounted under equity method and therefore recognized at cost at the date of acquisition and subsequently adjusted for the Company’s share in undistributed earnings or losses since acquisition, less any impairment incurred. Losses are presented in the consolidated statement of comprehensive loss in losses from investment accounted for by equity method.

Whenever there is an indication of impairment related to investments accounted for under the equity method, the Company performs an impairment test based, amongst others, on an estimate of its share in the present value of the projected future cash flows expected to be generated by operations of associates and joint ventures and, similarly to impairment testing of tangible and intangible assets, including goodwill, the estimates, judgments and assumptions applied for the value in use calculations relate primarily to growth rates, expected changes to average selling prices, shipments and direct costs. Assumptions for average selling prices and shipments are based on historical experience and expectations of future changes in the market.

Gains and losses resulting from transactions involving assets that do not constitute a business, between the Company and its associate or joint venture are recognized in the Company’s financial statements only to the extent of unrelated investors’ interests in the associate or joint venture.

(i) Impairment of Non-current assets

Non-current assets, including tangible, intangible assets and investments in associates and joint ventures, are assessed at each reporting date for indicators of impairment. Whenever such indicators exist, or in the case of assets which are subject to an annual impairment test, the recoverable amount is estimated. An asset’s recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future post-tax cash flows deriving from the use of the asset or its cash generating unit, as applicable, are discounted to their present value using a post-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset, provided that the result obtained is the same that would be obtained by discounting pre-tax cash flows at a pre-tax discount rate.

If the recoverable amount of an asset is less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount, and an impairment loss is recognized as an expense under “Impairment losses” in the consolidated income statement.

Notes to the consolidated financial statements as of December 31, 2023 and 2022 and for the three years ended December 31, 2023, 2022 and 2021

The Group bases the calculation of impairment on the approved business plans of the various cash generating units to which the assets are allocated. The projected cash flows, based on the approved strategic business plans, cover a period of five years. Starting with the sixth year, an expected constant growth rate is applied.

(j)Inventories

Inventories are measured at the lower of cost and net realizable value. Inventories are recognized at cost based on the first in first out (FIFO) method.

Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale.

(k)Government grants

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

(l)Share-based payments

Plan recipients (including senior executives and certain member of the Supervisory Board) of the Group receive remuneration in the form of share-based payments, whereby the recipients render services as consideration for equity instruments (equity-settled transactions) or settled in cash (cash-settled transactions). The Company has only equity-settled awards granted which were vesting in the fiscal periods 2021-2023.

Equity settled transactions

The cost of equity-settled transactions is determined by the fair value of the granted options or the granted Restricted Units (“RSU”) or Stock Grants (“SGA”) when the grant is made, using a Black-Scholes or Monte Carlo simulation model or share price on the grant date, with further details given in Note 23.

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

Notes to the consolidated financial statements as of December 31, 2023 and 2022 and for the three years ended December 31, 2023, 2022 and 2021

(m)Provisions, contingent assets and contingent liabilities

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

(n)Income taxes

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

Notes to the consolidated financial statements as of December 31, 2023 and 2022 and for the three years ended December 31, 2023, 2022 and 2021

(o)Financial instruments

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

Further disclosures relating to impairment of trade receivables, including contract assets, are in Note 23.

Notes to the consolidated financial statements as of December 31, 2023 and 2022 and for the three years ended December 31, 2023, 2022 and 2021

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

(p) Cash and cash equivalents

Cash and cash equivalents comprise cash on hand and bank balances, including short-term, highly liquid investments that can be quickly converted into cash amounts. These have original maturities of three months or less and are subject to a low risk of fluctuation in value.

Notes to the consolidated financial statements as of December 31, 2023 and 2022 and for the three years ended December 31, 2023, 2022 and 2021

(q) Discontinued operations

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

In 2021, the Group decided to end its COVID-19 business activities, effective Q1 2022. The Group assessed that ending the activities of this operating segment would qualify as a discontinued operation. Therefore, the profit or loss related to the COVID-19 business was presented in a separate line item of the profit and loss section of the consolidated statements of comprehensive loss for the years ended December 31, 2022 and 2021. Since the operations were discontinued through winding-down of the COVID-19 business, no assets or liabilities were required to be disclosed separately on the statements of financial position. The segment reporting note and notes to the consolidated financial statements for the years ended December 31, 2023, 2022 and 2021, only represent continuing operations. For further details on the discontinued operations refer to Note 9 – Discontinued operations.

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

The assessment of the correlation between historical observed default rates and ECLs is a significant estimate. The amount of ECLs is sensitive to changes in circumstances and of forecasted economic conditions. The Group's historical credit loss experience and forecast of economic conditions may also not be representative of customer's actual default in the future. The information about the ECLs on the Group's trade receivables and contract assets is disclosed in Note 23.2.

Deferred tax asset on loss carryforwards

The tax losses carried forward do not expire. In the light of the Company’s loss history, the recognition of deferred taxes for tax losses carried forward and deductible temporary differences is limited to the future reversal of existing taxable temporary differences.

Fair value measurement of financial instruments

When the fair values of financial assets and liabilities recorded in the statement of financial position cannot be measured based on quoted prices in active markets, their fair values are measured using valuation techniques including the discounted cash flow model and option pricing models. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgement is required in establishing fair values. For the valuation of the loan hosting a multiple embedded option the Group used the Leveraged Loan Index spread for B- companies as boundary conditions. See Note 23.1 for further details.

Notes to the consolidated financial statements as of December 31, 2023 and 2022 and for the three years ended December 31, 2023, 2022 and 2021

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

Therefore, the Group’s management estimates the amount of the contractual consideration it expects to ultimately collect and for which it is highly probable that related revenue recognized would not be subject to significant future reversals when such uncertainty is resolved. The Group’s management estimates the implicit price concessions by applying an estimated rate of 5% (2022: 2%; 2021: 18%, based primarily upon past collection history).

Despite the uncertainties related to the amount expected to be collected from the customer, based on experience and the facts and circumstances related to the customer, the Group considers it probable that it will collect 95% (2022: 98%; 2021: 82%) of the amount of estimated variable transaction price due to newly agreed payment plans established with the customer. Therefore, the Group records the difference between the billed amount and the amount estimated to be collectible as a reduction to revenue. At the end of each reporting period, and if necessary upon receipt of new information, the Group may revise the amount of the variable consideration included in the transaction price. The Group has applied this accounting policy and accounting estimate to arrangements with this customer prospectively with effect from the third quarter of 2021.

Investment in Joint Venture

On June 26, 2023, as mentioned in Note 1, the Company entered into a joint venture agreement (the “Joint Venture Agreement”) with Pharmaceutical Investment Company (“PIC” or “Lifera”), a closed joint stock company incorporated pursuant to the laws of Saudi Arabia and a wholly-owned subsidiary of the Public Investment Fund (PIF) based in Riyadh, to form a joint venture under the laws of Saudi Arabia. Management has analyzed the terms included in the contract analyzing the control over the JV under IFRS 10, considering such as voting rights, percentage of ownership, board reserves matter and resolutions, concluding the Company has joint control over the “JV”, classifying the investment as an investment in a Joint Venture under IAS28 – refer to Note 15 Investment in Joint Venture.

6.2 Assumptions and estimation uncertainties

Going Concern

In assessing whether the going concern assumption is appropriate and whether there are material uncertainties that may cast significant doubt about our ability to continue as a going concern, management must estimate future cash flows for a period of at least twelve-months following the end of the reporting period by considering relevant available information about the future. Management has considered a wide range of factors relating to expected cash inflows which are subject to uncertainty, including the forecasted revenue from the Diagnostics and Pharmaceutical segments, as well as whether we will enter into any new significant pharmaceutical partnerships, and realize potential cash injections from the sale of receivables, assuming such sale meets the requirements for a true sale under IFRS, modifications under the convertible loan, the sale of the shares in the JV, as well as the possibility to comply with covenants mentioned in note 2.2. Management has also estimated cash outflows such as operating and capital expenditures and debt repayments, including the ability to delay uncommitted expenditures, and to benefit from the implementation of certain cost saving measures. Estimated future cash flows are derived from cash inflows from projected revenues less projected cash costs and are based

Notes to the consolidated financial statements as of December 31, 2023 and 2022 and for the three years ended December 31, 2023, 2022 and 2021

on the approved budget adjusted for any earnings that have come from the year-to-date performance. Estimated future cash flows have been prepared based on assumptions such as:

●	additional capital injections in relation to sold receivables from customers in the region of the Kingdom of Saudi Arabia which are conditional on certain contract closing and payment conditions not yet met (i.e., achievement of business plan targets) and that such sale, if implemented will meet the true sale criteria under IFRS,
●	additional cash injections in relation to sold shares in the JV to PIC,
●	compliance with covenants in our Oxford Loan and Security Agreement,
●	revenue growth rates by segment,
●	current contract pipeline considering signed contracts and contracts under negotiations in our pharmaceutical segment,
●	consumable costs affecting the overall margin to be significantly reduced in the following years due to the incorporation of a new sequencer on the laboratory that reduces the material required to run the diagnostic tests and
●	reduction of R&D and G&A expenses based on the Company’s implemented cost saving measures.

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

7 Segment information and revenue from contracts with customers

7.1 Segment information

For management purposes, the Group is organized into business units based on its products and services. In line with the management approach, the operating segments were identified on the basis of the Group’s internal reporting and how the chief operating decision maker (“CODM”) assesses the performance of the business. On this basis, the Group has the following two operating segments, which also represent the Group’s reportable segments:

●	Pharmaceutical segment: This segment provides a variety of solutions to our pharmaceutical partners, including target and drug screening, clinical development, market access and expansion, as well as CENTOGENE Biodatabank Licenses and Insight Reports; and
●	Diagnostic segment: This segment provides genetic sequencing and diagnostics services to our clients, who are typically physicians, laboratories or hospitals, either directly or through distributors.
●	JV segment: As disclosed in Note 1, on June 26, 2023, the Company entered into a joint venture agreement (the “Joint Venture Agreement”), with Pharmaceutical Investment Company (“PIC” or “Lifera”). This segment provides the income from the IP sale and the costs related to setting up the JV (see Note 15 – Investment in Joint Venture).

In 2021, the Group decided to end its COVID-19 business activities in Q1 2022. The Group assessed that ending the activities of this operating segment would qualify as a discontinued operation. Therefore, the profit or loss related to the COVID-19 business is presented in a separate line item of the profit and loss section of the consolidated statements of comprehensive loss for the years ended December 31, 2023, 2022, and 2021 (see Note 9 – Discontinued Operations).

Notes to the consolidated financial statements as of December 31, 2023 and 2022 and for the three years ended December 31, 2023, 2022 and 2021

The management board is the CODM and monitors the operating results of the segments separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on segment results and is measured with reference to the Adjusted EBITDA. Adjusted EBITDA is a financial measure which is not prescribed by IFRS, which the Group defines as income/loss before finance costs (net), taxes, and depreciation and amortization (including impairments), adjusted to exclude corporate expenses, one-off costs as well as share-based payment expenses.

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

	2023
in EUR k	Pharmaceutical	Diagnostics	JV	Corporate	Total
Total Revenues from contracts with external customers	14,802	33,734	—	—	48,536

Adjusted EBITDA	1,589	5,087	4,462	(30,258)	(19,120)

Other segment information
Depreciation and amortization (including impairments)	877	1,338	—	5,395	7,610
Research and development expenses	—	—	—	12,361	12,361
Share of income (loss) of investments accounted for by the equity method	—	—	(302)	—	(302)

Capital Expenditures
Additions to property, plant and equipment and right-of-use assets	18	12	—	1,864	1,894
Additions to intangible assets	182	—	—	2,057	2,239

	2022
in EUR k	Pharmaceutical	Diagnostics	JV	Corporate	Total
Total Revenues from contracts with external customers	16,115	31,358	—	—	47,473

Adjusted EBITDA	6,802	6,438	—	(41,097)	(27,857)

Other segment information
Depreciation and amortization (including impairments)	801	1,790	—	6,340	8,932
Research and development expenses	—	—	—	17,488	17,488
Share of income (loss) of investments accounted for by the equity method	—	—	—	—	—

Capital Expenditures
Additions to property, plant and equipment and right-of-use assets	1,244	910	—	1,225	3,379
Additions to intangible assets	162	14	—	1,551	1,727

Notes to the consolidated financial statements as of December 31, 2023 and 2022 and for the three years ended December 31, 2023, 2022 and 2021

	2021
in EUR k	Pharmaceutical	Diagnostics	JV	Corporate	Total
Total Revenues from contracts with external customers	15,641	26,593	—	—	42,234

Adjusted EBITDA	4,785	3,030	—	(45,939)	(38,124)

Other segment information
Depreciation and amortization (including impairments)	2,076	2,539	—	5,849	10,464
Research and development expenses	—	—	—	19,297	19,297
Share of income (loss) of investments accounted for by the equity method	—	—	—	—	—

Capital Expenditures
Additions to property, plant and equipment and right-of-use assets	690	261	—	936	1,887
Additions to intangible assets	2,401	—	—	386	2,787

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

Corporate expenses contain the costs incurred for the process of obtaining the equity and debt financing amounted to EUR nil (2022: EUR 2,161k; 2021: nil). Corporate expenses for the year ended 2022 and 2021 also included expenses incurred in relation to capital raising activities (2022: EUR 450k; 2021: EUR nil).

Reconciliation of segment Adjusted EBITDA to Group loss for the period

in EUR k	2023	2022	2021
Reportable segment Adjusted EBITDA	11,138	13,240	7,815
Corporate expenses	(30,258)	(41,097)	(45,939)
	(19,120)	(27,857)	(38,124)
Share‑based payment expenses (Note 22)	(2,929)	16	(8,035)
Depreciation and amortization (including impairments)	(7,610)	(8,932)	(10,464)
Operating loss	(29,659)	(36,773)	(56,623)
Financial costs, net	(5,284)	(1,823)	(799)
Investments accounted for by the Equity method	(302)	—	—
Income taxes	(287)	(107)	70
Loss for the year	(35,532)	(38,703)	(57,352)

Under share-based payment expenses, the Company has capitalized EUR 202k as transaction cost directly linked to convertible loan agreement signed in October 26, 2023 (Note 21) that were deducted from the Company´s income statement.

Non-current asset locations

Non-current assets of the Group consist of right-of-use assets (under IFRS 16), property, plant and equipment, as well as intangible assets. All of such assets are located in Germany, which is the country of the business address of the Centogene GmbH, except for property, plant and equipment of EUR  14k (2022: EUR 76k; 2021: EUR 147k) and right-of-use assets for EUR nil as of December 31, 2023 (2022: EUR nil; 2021: EUR 137k), which are located in the United States.

Notes to the consolidated financial statements as of December 31, 2023 and 2022 and for the three years ended December 31, 2023, 2022 and 2021

7.2 Revenue from contracts with customers

in EUR k	2023
	Pharmaceutical	Diagnostics	Total
Rendering of services	14,318	33,734	48,052
Sales of goods	484	—	484
Total Revenues from contracts with external customers	14,802	33,734	48,536

Recognized over time	14,318	33,734	48,052
Recognized at a point in time	484	—	484
Total Revenues from contracts with external customers	14,802	33,734	48,536

Geographical information
Europe	291	7,438	7,729
—Germany*	—	95	95
—Netherlands**	—	2	2
Middle East	344	20,395	20,739
—Saudi Arabia#	143	13,236	13,379
North America	14,126	748	14,874
—United States#	14,126	708	14,834
Latin America	41	4,265	4,306
Asia Pacific	—	888	888
Total	14,802	33,734	48,536

in EUR k	2022
	Pharmaceutical	Diagnostics	Total
Rendering of services	15,420	31,358	46,778
Sales of goods	695	—	695
Total Revenues from contracts with external customers	16,115	31,358	47,473

Recognized over time	15,420	31,358	46,778
Recognized at a point in time	695	—	695
Total Revenues from contracts with external customers	16,115	31,358	47,473

Geographical information
Europe	361	5,927	6,288
—Germany*	—	307	307
—Netherlands**	—	7	7
Middle East	352	19,549	19,902
—Saudi Arabia#	—	12,412	12,412
North America	15,346	1,245	16,591
—United States#	15,346	1,179	16,525
Latin America	56	3,851	3,907
Asia Pacific	—	786	786
Total	16,115	31,358	47,473

Notes to the consolidated financial statements as of December 31, 2023 and 2022 and for the three years ended December 31, 2023, 2022 and 2021

in EUR k	2021
	Pharmaceutical	Diagnostics	Total
Rendering of services	14,879	26,593	41,472
Sales of goods	762	—	762
Total Revenues from contracts with external customers	15,641	26,593	42,234

Recognized over time	14,879	26,593	41,472
Recognized at a point in time	762	—	762
Total Revenues from contracts with external customers	15,641	26,593	42,234

Geographical information
Europe	490	5,425	5,915
—Germany*	—	211	211
—Netherlands**	—	6	6
Middle East	117	16,315	16,432
—Saudi Arabia#	—	9,865	9,865
North America	14,940	1,643	16,583
—United States#	14,940	1,456	16,396
Latin America	94	2,499	2,593
Asia Pacific	—	711	711
Total	15,641	26,593	42,234

*  country of the incorporation of Centogene GmbH

** country of the incorporation of Centogene N.V.

#    countries contributing more than 10% of the Group's total consolidated revenues for the respective year ended December 31, 2023, 2022 or 2021

The Group collaborated with the majority of our pharmaceutical partners on a worldwide basis in 2023, 2022 and 2021. In addition, in cases where our pharmaceutical partners are developing a new rare disease treatment, it is generally anticipated that the final approved treatment will be made available globally. As a result, we allocate the revenues of our Pharmaceutical segment by geographical region by reference to the location where each pharmaceutical partner mainly operates, which is based on the region from which most of their revenues are generated. The allocation of revenues in our Diagnostic segment is based on the location of each customer.

Pharmaceutical segment

During the year ended December 31, 2023, revenues from one pharmaceutical partner represented 12.6% of the Group’s total revenues (2022: 15.5%; 2021: 24.8%). As of December 31, 2023, the amount of revenues recognized that were included in the contract liability balance at the beginning of the period is EUR 372k (2022: EUR 1,951k; 2021: EUR 3,201k).

During the year ended December 31, 2023, Centogene entered into several collaborations with pharmaceutical partners, of which upfront fees totaling EUR 256k were received (2022: EUR 566k; 2021 EUR 455k) in relation to setup fees which will be recognized as revenue over the period of the partnership collaboration.

Diagnostics segment

During the year ended December 31, 2023, revenues from Diagnostic segment represented 70% of the Group’s total revenues (2022: 66%; 2021: 63%). Revenues from the major diagnostic partner represented 20.0% of the Group’s total revenues.

Notes to the consolidated financial statements as of December 31, 2023 and 2022 and for the three years ended December 31, 2023, 2022 and 2021

Contract balances

in EUR k	Dec 31, 2023	Dec 31, 2022

Trade receivables (note 17)	16,804	13,637
Contract assets (note 17)	2,611	2,911
Contract liabilities (note 21.2)	694	651

The contract assets primarily relate to the Group’s rights to consider for work completed but not billed at the reporting date on the tests for the Diagnostic segment, with the satisfaction of the respective performance obligation measured by reference to stages in a standardized process. The contract assets also include work performed for pharmaceutical partners which are based on milestone fees. In 2023, EUR 26k (2022: EUR 10k; 2021: EUR 483k) was recognized as provision for expected credit losses on contract assets (see Note 23.2). The contract assets are transferred to receivables when the rights become unconditional. This usually occurs when the Group issues an invoice to the customer.

The contract liabilities as of December 31, 2023, amount to EUR 694k (2022: EUR 651k; 2021: EUR 2,506k) which relate to the advance consideration, from which EUR 464k relates to pharmaceutical partners for which revenue is recognized over time.

8 Other income and expenses

8.1Other operating income

in EUR k	2023	2022	2021

Government grants	1,488	1,958	2,263
Gain on disposal of property, plant and equipment	56	53	18
VAT refund from tax authorities	1,953	970	—
Sale of IP to JV	7,549	—	—
Others	802	793	613
Total other operating income	11,848	3,774	2,894

Government grants contain performance-based grants to subsidize research, development and innovation in the state of Mecklenburg-Western Pomerania from funds granted by the European Regional Development Fund. Furthermore, government grants contain the release of deferred income from investment related grants. VAT refund from tax authorities consist of the amounts received from 2016 to 2019 financial years as a result of a change made to the VAT tax declarations of Centogene GmbH in agreement with the tax administration in Germany. Based on the Technology Transfer and Intellectual Property License Agreement mentioned in Note 1, the Company has recognized a gain of EUR 7,549k related to income pertaining to the transfer of technology and the license of the company’s Intellectual Property (“IP”).

8.2Other operating expenses

in EUR k	2023	2022	2021

Currency losses	431	741	86
Total other operating expenses	431	741	86

Notes to the consolidated financial statements as of December 31, 2023 and 2022 and for the three years ended December 31, 2023, 2022 and 2021

8.3Financial costs, net

in EUR k	2023	2022	2021
Interest expenses from loans	(7,622)	(2,934)	(218)
Changes in FV of warrants	(159)	2,574	—
Changes in FV of floor	134	(376)	—
Changes in FV of prepayment option	288	510	—
Currency income/(loss)	2,445	(963)	—
Unwinding of the discount on lease liabilities	(579)	(637)	(584)
Interest income from loans and receivables	209	3	3
Total Financial costs, net	(5,284)	(1,823)	(799)

On January 31, 2022, the Company entered into the Loan Agreement with Oxford Finance LLC, whose terms have been modified on November 1, 2023. The interest expenses recognized for it during 2023 were EUR 5,881k (2022: EUR 2,806k; 2021: EUR nil). Related to the Oxford Loan, the Company also recognized EUR 1,408k of currency gains (2022: EUR 963k losses ; 2021: EUR nil) for the effects of the foreign exchange, EUR 288k (2022: EUR 510k; 2021: EUR nil) as positive impact of the changes in the fair value of the prepayment option, and EUR 134k as positive impact of the changes in the fair value of the floor (2022: EUR 376k ; 2021: EUR nil as negative impact).

In addition, the Company entered into a Convertible Loan Agreement as stated in Note 21.1. The interest expenses recognized for it during 2023 were EUR 1,656k (2022: EUR nil; 2021: EUR nil). In addition, the Company also recognized EUR 1,111k of currency gains (2022: EUR nil; 2021: EUR nil) for the effects of the foreign exchange.

8.4Employee benefits expense

in EUR k	2023	2022	2021
Wages and salaries	28,192	29,690	32,655
Social security contributions	4,499	4,415	4,588
Share‑based payments	2,158	(1,461)	5,471
Termination benefits	812	319	1,158
Total	35,661	32,963	43,872

Social security contributions include contributions to state pension scheme of EUR 1,745k (2022: EUR 1,790k; 2021: EUR 2,706k) as defined contribution plan expenses. Additionally, the Company recognized compensation expense of EUR 864k (2022: EUR 1,631k; 2021: EUR 3,252k) for remuneration of supervisory board members, including share-based payments.

During 2022, due to the departure of the former CEO Andrin Oswald, the former CFO René Just and former CIO Volkmar Weckesser in 2022, the share-based payment expenses included reversals of in previous periods recognized expenses based on cancelations and forfeiture of EUR 3,104k.

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

As of March 31, 2022, operations at all COVID-19 testing sites have ceased. The Company has not renewed any of the COVID-19 testing site leases and abandoned the COVID-19 business line. Consequently, the Company reported its COVID-19 segment as a discontinued operation.

Notes to the consolidated financial statements as of December 31, 2023 and 2022 and for the three years ended December 31, 2023, 2022 and 2021

All COVID-19 related property, plant and equipment were fully depreciated as of March 31, 2022. In addition, all COVID-19 related accounts receivable and accounts payable were included in the balance sheet as of March 31, 2022 whilst all COVID-19 related inventory were written down to zero.

As detailed in Note 5 (q), with the discontinuation of the COVID-19 business, the Group signed the Separation Agreement to terminate the collaboration agreement signed with Dr. Bauer GmbH, effective as of April 2, 2022. The Group deconsolidated Dr. Bauer GmbH from its financial statements as of that date and disclosed the impact of the deconsolidation under discontinued operations. With the Separation Agreement, Centogene ensures that any COVID-19 business related future obligations that might arise from the past activities of Dr. Bauer GmbH will be paid by Centogene in exchange for the EUR 1,640k termination fee which was recognized under Net income from discontinued operations, net of tax for the year ended December 31, 2022.

The impact of the Separation Agreement on net income for the period 2022 was EUR 1,640k, was recognized under discontinued operations.

Discontinued operations are presented separately from continuing operations in the consolidated statements of comprehensive loss and consolidated statements of cash flows.

in EUR k	2023	2022	2021
Results of discontinued operations
Revenue	-	19,455	146,334
Cost of sales	-	15,120	131,713
Gross profit	-	4,335	14,621
General administrative expenses	-	503	3,259
Selling expenses	-	7	534
Other operating income	-	3,096	373
Other operating expenses	-
Operating income	-	6,921	11,201
Financial costs, net	-	46	49
Income before taxes	-	6,875	11,152
Income tax expense	-	13	46
Income for the period	-	6,862	11,106
Total comprehensive income, attributable to equity holders of the parent	-	6,862	11,106
Net income per share - Basic and diluted (in EUR)	-	0.26	0.49

10 Income taxes

Taxes recognized through profit or loss:

in EUR k	2023	2022	2021
Current tax expenses	85	(152)	(72)
Current year	(41)	(144)	(56)
Adjustments for prior periods	126	(8)	(16)
Deferred tax (expense)/income	(372)	45	142
Temporary differences	(372)	45	142
Tax losses	—	—	—
Total income tax (expenses)/benefit	(287)	(107)	70

No income taxes were recognized directly in other comprehensive income for the years ended December 31, 2023, 2022 and 2021.

Notes to the consolidated financial statements as of December 31, 2023 and 2022 and for the three years ended December 31, 2023, 2022 and 2021

A reconciliation of the effective tax rate to the Group’s statutory rate of 32.1% for the year ended December 31, 2023, and 31.2% for the years ended December, 31, 2022 and December, 31, 2021, respectively are presented in the table below.

in EUR k	2023	2022	2021
Loss before tax	(35,245)	(38,596)	(57,532)
Taxes on the basis of the Company’s domestic tax rate	11,314	12,390	14,642
Tax rate effect of foreign tax jurisdictions	(843)	78	882
Non‑deductible expenses	(3,530)	(125)	(3,030)
Current year losses for which no deferred tax assets were recognized	(7,088)	(12,472)	(12,211)
Tax income related to prior years	125	(37)	(17)
Other effects	(265)	59	(196)
Income tax (expenses)/ benefit	(287)	(107)	70

The domestic tax rate of 32.1% is composed of the corporate income tax rate of 15%, the solidarity surcharge of 5.5% of this corporate income tax, as well as trade tax of 16.3%. The tax rate effects from foreign tax jurisdictions are primarily attributable to the tax-exempt profit of a foreign Group subsidiaries.

Tax losses carryforwards for which no deferred tax assets were recognized amount to EUR 152,782k in Germany (2022: EUR 133,512k; 2021: EUR 85,639k) and to EUR 4,513k in other countries (2022: EUR 2,348k; 2021: EUR 1,083k). Deductible temporary differences, for which no deferred tax asset is recognized, amount to EUR 3,835k.

Tax losses carried forward in Germany do not expire. Foreign tax losses carried forward may be restricted. In the light of the Group’s loss history, the recognition of deferred taxes for tax losses carried forward and deductible temporary differences was limited to the future reversal of existing taxable temporary differences.

For temporary differences associated with investments in the amount of EUR 8,230k (2022: EUR 7,106k; 2021: EUR 5,656k), no deferred tax liability has been recognized because the Company is able to control the timing of the reversal and it is probable that the difference will not reverse in the foreseeable future.

The below table shows a breakdown of deferred taxes in the Group’s statement of financial position.

	December 31, 2023		December 31, 2022		December 31, 2021
	Deferred	Deferred	Deferred	Deferred	Deferred	Deferred
in EUR k	tax assets	tax liabilities	tax assets	tax liabilities	tax assets	tax liabilities
Intangible assets	—	(1,084)	—	(2,184)	—	(2,439)
Property, plant and equipment	—	(6)	—	(21)	—	(14)
Right-of-use assets	—	(4,158)	—	(4,186)	—	(4,617)
Measurement of service contracts	158	—	—	(35)	—	(42)
Leasing liabilities	4,082	—	4,168	—	4,563	—
Government grants	915	—	1,679	—	1,693	—
Loan Liability (Oxford)	—	(423)	—	—	—	—
Loan Liability (Convertible)	—	(643)	—	—	—	—
Measurement of Fx-effects unrealized	—	(602)	—	—	—	—
Unused tax losses	1,354	—	544	—	777	—
Sum	6,509	(6,916)	6,391	(6,426)	7,033	(7,112)
Offset	(6,509)	6,509	(6,391)	6,391	(7,033)	7,033
Deferred Taxes	—	(407)	—	(35)	—	(79)

Notes to the consolidated financial statements as of December 31, 2023 and 2022 and for the three years ended December 31, 2023, 2022 and 2021

11 Loss Per Share

Basic loss per share is calculated by dividing loss for the period attributable to equity holders of the Group by the weighted average number of shares outstanding during the same period. The weighted average number of outstanding shares for the year ended December 31, 2023 was 28,162,842 (2022: 26,811,357; 2021: 22,437,301).

For the periods included in these financial statements, the impact of outstanding share options and warrants are not included in the diluted loss per share calculation as the Company was loss-making in all periods. Due to the anti-dilutive nature of the outstanding share options and warrants, basic and diluted loss per share is equal. The warrants are exercisable for the purchase of up to an aggregate of 1,343,727 additional common shares as of December 31, 2023 (2022: 1,343,727; 2021: nil).

Assets

12 Intangible assets

Reconciliation of carrying amounts

	Internally
	generated	Internally	Purchased rights,
	/acquired	developed	licenses,
in EUR k	biomarkers	databases	software	Total
Cost
As of Jan 1, 2021	13,922	9,219	4,899	28,040
Additions	749	1,652	386	2,787
Reclassification	(297)	297	—	—
As of Dec 31, 2021	14,374	11,168	5,285	30,827
Additions	162	1,515	50	1,727
Reclassification	—	—	—	—
As of Dec 31, 2022	14,536	12,683	5,335	32,554
Additions	182	—	2,057	2,239
Reclassification	—	(1,516)	1,516	—
As of Dec 31, 2023	14,718	11,167	8,908	34,793

Accumulated amortization and impairment
As of Jan 1, 2021	10,748	2,713	2,172	15,633
Amortization and impairment	2,149	1,991	1,860	6,000
Reclassification	(68)	68	—	—
As of Dec 31, 2021	12,829	4,772	4,032	21,633
Amortization and impairment	801	1,845	875	3,521
Reclassification	—	—	—	—
As of Dec 31, 2022	13,630	6,617	4,907	25,154
Amortization and impairment	766	1,408	615	2,789
Reclassification	—	—	—	—
As of Dec 31, 2023	14,396	8,025	5,522	27,943

Carrying amounts
As of Dec 31, 2021	1,545	6,396	1,253	9,194
As of Dec 31, 2022	906	6,066	428	7,400
As of Dec 31, 2023	322	3,142	3,386	6,850

Development costs and amortization

Internally generated intangible assets include capitalized development costs for biomarkers and IT driven solutions such as the new ERP system (see notes 5 and 6 regarding measurement). The asset category “Internally developed databases” contains the

Notes to the consolidated financial statements as of December 31, 2023 and 2022 and for the three years ended December 31, 2023, 2022 and 2021

Centometabolome, an Artificial Intelligence module created to accelerate biomarker developments. The carrying amount of this asset as of December 31, 2023, is EUR 1,818k (2022: EUR 2,181k; 2021: EUR 2,540k), and the remaining useful life as of December 31, 2023 is five years.

The amortization of patents, trademarks and development costs is expensed and recorded under “cost of sales” to the extent the related intangible assets are used in generating revenue and recorded in research and development expenses to the extent the related intangible assets are used for R&D purposes.

Certain identified biomarkers and internally developed databases were impaired because the probable future economic benefits related to these assets were not sufficient to cover the carrying value of each asset. The impairment is expensed under cost of sales and included in amortization and impairment expense in the Pharmaceutical segment. The amount of the impairment expenses recognized as of December 31, 2023, is EUR 446k (2022: EUR 158k; 2021: EUR 1,067k).

Notes to the consolidated financial statements as of December 31, 2023 and 2022 and for the three years ended December 31, 2023, 2022 and 2021

13 Property, plant and equipment

Please refer to the following table for the development from January 1, 2021 to December 31, 2023:

			Other
			equipment,
			furniture
in EUR k	Buildings	Plant	and fixtures	Total

As of Jan 1, 2021	3,359	14,124	12,590	30,073
Additions	5	144	2,766	2,915
Disposal*	—	(379)	(718)	(1,097)
Transfers from right-of-use assets***	—	1,165	—	1,165
As of Dec 31, 2021	3,364	15,054	14,638	33,056
Additions	—	24	504	528
Disposal**	—	(66)	(3,021)	(3,087)
Currency translation differences	3	11	20	34
Transfers from right-of-use assets***	—	2,628	—	2,628
As of Dec 31, 2022	3,367	17,651	12,141	33,159
Additions	—	—	40	40
Disposal	—	(290)	(61)	(351)
Currency translation differences	(2)	(5)	(12)	(19)
Transfers from right-of-use assets***	—	3,639	—	3,639
As of Dec 31, 2023	3,365	20,995	12,108	36,468

Accumulated depreciation and impairment
As of Jan 1, 2021	586	8,255	4,642	13,483
Depreciation	315	3,268	6,407	9,990
Disposal*	—	(157)	(217)	(374)
Transfers from right-of-use assets***	—	493	—	493
As of Dec 31, 2021	901	11,859	10,832	23,592
Depreciation	241	1,568	2,166	3,975
Disposal**	—	(67)	(2,918)	(2,985)
Currency translation differences	2	12	26	40
Transfers from right-of-use assets***	—	1,729	—	1,729
As of Dec 31, 2022	1,144	15,101	10,106	26,351
Depreciation	235	1,865	778	2,878
Disposal	—	148	(536)	(388)
Currency translation differences	—	(5)	(7)	(12)
Transfers from right-of-use assets***	—	1,996	—	1,996
As of Dec 31, 2023	1,379	19,105	10,341	30,825

Carrying amounts
As of Dec 31, 2021	2,463	3,195	3,806	9,464
As of Dec 31, 2022	2,223	2,550	2,035	6,808
As of Dec 31, 2023	1,986	1,890	1,767	5,643

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

Notes to the consolidated financial statements as of December 31, 2023 and 2022 and for the three years ended December 31, 2023, 2022 and 2021

COVID-19 related tangible assets were accelerated. As of March 31, 2022, there were no operations and no active leases on any of the testing sites. In addition, all COVID-19 related tangible assets have been fully depreciated.

14 Right-of-use assets

The Group has lease contracts for land and buildings and offices in Germany and the United States, as well as various items of plant, machinery, motor vehicles and other equipment used in its operations. Leases for land and buildings is related to the sale and leaseback transaction of the Rostock headquarters building and the office in Berlin, both with a lease term of 12 years. Leases of plant and machinery and other equipment generally have lease terms between 2 and 4 years, while motor vehicles generally have lease terms of 3 years. The Group’s obligations under its leases are secured by the lessor’s title to the leased assets. Generally, the Group is restricted from subleasing the leased assets. In addition, a bank guarantee of EUR 3,257k (which is secured by cash deposit of EUR 3,257k) is required to be maintained for the leases of Rostock headquarters building and Berlin offices until the expiry or termination of the leases. Leases of certain plant and machineries were also secured with rental deposits of EUR 51k.

The lease contract of Rostock headquarters building includes extension options. These options are negotiated by management to provide flexibility in managing the leased-asset portfolio and align with the Group’s business needs. The lease of Rostock headquarters building allows the Group to extend the rental contract twice, each for a period of 6 years, after the expiration of agreement in September 2031 with rental payments of approximately EUR 1.5 million per annum. Such extension option is not included in the right-of-use assets and lease liabilities, as it is not reasonably certain that such extension option will be exercised.

The Group also has certain leases of motor vehicles and premises with lease terms of 12 months or less and leases of office equipment with low value. The Group applies the ‘short-term lease’ and ‘lease of low-value assets’ recognition exemptions for these leases.

Set out below are the carrying amounts of right-of-use assets and movements during the period:

			Plant and	Other	Motor
In EUR k	Buildings*	Offices	equipment	equipment	Vehicles	Total

As of Jan 1, 2021	12,005	4,176	4,587	1,315	37	22,120
Additions	—	133	1,121	179	19	1,452
Transfers to property, plant & equipment**	—	—	(672)	—	—	(672)
Depreciation expenses	(1,121)	(970)	(1,745)	(138)	(22)	(3,996)
As of December 31, 2021	10,884	3,339	3,291	1,356	34	18,904
Additions	—	112	95	—	21	228
Transfers to property, plant & equipment**	—	—	(772)	(127)	—	(899)
Depreciation expenses	(1,124)	(529)	(1,081)	(127)	(22)	(2,882)
As of December 31, 2022	9,760	2,922	1,533	1,102	33	15,351
Additions	866	13	975	—	—	1,854
Transfers to property, plant & equipment**	—	—	(1,627)	—	—	(1,627)
Depreciation expenses	(1,133)	(364)	(422)	—	(24)	(1,943)
As of December 31, 2023	9,493	2,571	459	1,102	9	13,635

*   As the lease of land and buildings are made through one contract, all the related right-of-use assets are allocated to Buildings.

** Transfers of leased assets to PP&E (Note 13) represents purchased assets at the end of lease term.

Notes to the consolidated financial statements as of December 31, 2023 and 2022 and for the three years ended December 31, 2023, 2022 and 2021

Set out below are the carrying amounts of lease liabilities and the movements during the period:

in EUR k	2023	2022	2021

As of January 1	15,436	18,724	21,205
Additions	1,657	204	1,452
Interest expenses	579	637	584
Disposals	—	—	(273)
Payments	(3,095)	(4,129)	(4,244)
As of December 31	14,577	15,436	18,724

Current	2,178	2,311	3,330
Non-current	12,399	13,125	15,394

The maturity analysis of lease liabilities is disclosed in Note 23.

The following are the amounts recognized in profit or loss:

in EUR k	2023	2022	2021
Depreciation expense of right-of-use assets	1,943	2,882	3,996
Interest expenses on lease liabilities	579	637	584
Rent expenses—short-term leases	175	770	7,175
Rent expense—leases of low-value assets	21	27	48
Total amounts recognized in profit or loss	2,718	4,316	11,803

The Group had total cash outflows for leases of EUR 3,095k in 2023 (2022: EUR 5,111k; 2021: EUR 11,467k). The future cash outflows relating to non-cancellable short-term leases and leases of low-value assets, are disclosed in Note 26. The future cash outflow related to residual value guarantees are disclosed in Note 23.

15. Investment in Joint Venture

On June 26, 2023, the Company entered into a joint venture agreement (the “Joint Venture Agreement”) with Pharmaceutical Investment Company (“PIC” or “Lifera”), a closed joint stock company incorporated pursuant to the laws of Saudi Arabia and a wholly-owned subsidiary of the Public Investment Fund (PIF) based in Riyadh, to form a joint venture under the laws of Saudi Arabia.
According to the joint venture agreement, the founding capital is to be provided 80% (SAR 80,000,000; EUR 19,892k) by PIC and 20% (SAR 20,000,000; EUR 4,973k) by the Company and will be used to finance business operations, including the establishment of a laboratory competence center in the Kingdom of Saudi Arabia (“KSA”). Pursuant to the Joint Venture Agreement, and subject to the terms and conditions contained therein, the Company and PIC have established a limited liability company in Saudi Arabia, Genomics Innovations Company Limited, (the “JV”) on November 19, 2023. The joint venture will be involved in providing state-of-the-art multiomic testing services to patients, health systems, biopharma clients, and research institutions in Saudi Arabia and countries of the Gulf Cooperation Council (GCC).

The Group’s interest in the JV is accounted for using the equity method in the consolidated financial statements. Management obtained financial information from the JV as a reporting package based in local GAAP and analyzed the necessary adjustment to convert the information into IFRS based financial statements. Summarized financial information of the joint venture, and reconciliation with the carrying amount of the investment in the consolidated financial statements are set out below:

Notes to the consolidated financial statements as of December 31, 2023 and 2022 and for the three years ended December 31, 2023, 2022 and 2021

Summary financial information of the JV:

Dec 31, 2023	in SAR k	in EUR k

Non‑current assets	40,000	9,946
Current assets	60,000	14,919
Cash and Cash equivalents	60,000	14,919
	100,000	24,865

Equity	93,818	23,328
Non‑current liabilities	—	—
Current liabilities	6,182	1,537
	100,000	24,865

Dec 31, 2023	in SAR k	in EUR k

Operating loss	(6,000)	(1,465)
Loss before tax	(6,000)	(1,465)
Loss for the year	(6,182)	(1,509)
Total comprehensive loss for the year	(6,182)	(1,509)

The details of the movement in investments accounted for by the equity method in 2023 was as follows:

	% Holding	Investments accounted for by the equity method	Share of (loss) income of investments accounted for by the Equity method
in EUR k		Dec 31, 2023	2023

Investment in Joint Venture	20%	2,784	(302)

Total		2,784	(302)

in EUR k	2023
As of January 1	—
Additions	4,973
Disposals	—
Translation differences and other comprehensive income (loss)	—
Loss	(302)
Dividends	—
Transfers and others	(1,887)
As of December 31	2,784

Following this, to finance the contribution, the Company entered into a convertible loan agreement that was signed on October 26, 2023. Cash of USD 30 million (EUR 28.3 million) was received from PIC on October 30, 2023 (Note 21.1).

Pursuant to the Joint Venture establishment mentioned above, the Company and PIC have agreed to a Technology Transfer and Intellectual Property License Agreement, a Consultancy Agreement and a Laboratory Services Agreement.

As mentioned in note 8.1, as a result from the transfer of technology and the license of the company’s Intellectual Property (“IP”), which amounted to a gain of EUR 9,436k, the Company recognized the 20% as a deduction of its investment in the joint venture according to IAS 28.28, amounted to EUR 1,887k.

Notes to the consolidated financial statements as of December 31, 2023 and 2022 and for the three years ended December 31, 2023, 2022 and 2021

16 Inventories

in EUR k	Dec 31, 2023	Dec 31, 2022
Raw materials, consumables and supplies	2,268	1,801
Finished goods and merchandise	195	18
Inventories	2,463	1,819

In the year ended December 31, 2023, raw materials, consumables, and changes in inventories of finished goods recorded as expenses under “cost of sales” came to EUR 12,790k (2022: EUR 19,525k; 2021: EUR 9,467k). During 2023, the Company recognized an expense of EUR 226k (2022: nil) in respect of write downs of inventory.

17 Trade and other receivables and other assets

in EUR k	Dec 31, 2023	Dec 31, 2022
Non‑current
Other assets—Rental deposits	3,317	2,819
Other assets—Others	108	92
	3,425	2,911
Current
Trade receivables	16,804	13,637
Contract assets	2,611	2,911
Other assets	3,042	5,514
	22,457	22,062
Total non-current and current trade and other receivables and other assets	25,882	24,973

Other non-current assets

The non-current portion of other assets mainly include cash deposit of EUR 3,000k, used to secure a bank guarantee of EUR 3,257k, relating to the leases of Rostock headquarters building, cash deposits of EUR 257k, used to secure a bank guarantee of EUR 257k, relating to the leases of Berlin office and EUR 60k for the leases of certain plant and machineries. It also includes EUR 108k for the cash deposit for the Central Procurement & Supplies Unit of Malta.

Trade receivables

Trade receivables are non-interest bearing and are generally due in 30 to 90 days. In general, portfolio-based expected credit loss allowances are recognized on trade receivables and contract assets (see note 23.2).

Other current assets

Other current assets include VAT receivables of EUR 445k (2022: EUR 2,039k; 2021: EUR 253k), prepaid expenses of EUR 1,595k (2022: EUR 2,620k; 2021: EUR 3,346k), receivables related to exercised share-based payment grants of EUR 69k (2022: EUR 74k; 2021: 116k). Receivables related to COVID-19 bank or credit card transactions are EUR nil in 2023 (2022: EUR nil; 2021: 612k), as well as receivables from grants of EUR 219k (2022: EUR  nil; 2021:nil).

18 Cash and short-term deposits

As of December 31, 2023, cash and cash equivalents amounted to EUR 19,099k (2022: EUR 35,951k) from which the Group has pledged its short-term deposits with carrying amount of EUR 425k (2022: EUR 443k) and EUR nil (2022: EUR 2,500k) respectively, to fulfil collateral requirements in respect of existing deposit for leasing contract and overdraft facility up to EUR 500k. In addition, the Group has pledged its short-term deposits of EUR 500k (2022: EUR 1,000k) related to one other overdraft facility.

Notes to the consolidated financial statements as of December 31, 2023 and 2022 and for the three years ended December 31, 2023, 2022 and 2021

Equity and liabilities

19 Equity

Issued capital and capital reserve

in thousands of shares	Dec 31, 2023	Dec 31, 2022	Dec 31, 2021
Common shares as of Jan 1, fully paid	27,596	22,568	22,118
Issued shares	—	4,998	—
Exercise of options	1,404	30	450
Common shares issued as of Dec 31, fully paid	29,000	27,596	22,568

in thousands of shares	Dec 31, 2023	Dec 31, 2022	Dec 31, 2021
Authorized common shares of EUR 0.12 each	79,000	79,000	79,000

Common Shares

On January 31, 2022, pursuant to a securities purchase agreement signed with certain investors, the company received EUR 15.0 million as consideration for the issuance of an aggregate of 4,479,088 common shares at a price per share of USD 3.73 (EUR 3.35).

As of December 31, 2023, 29,000,137 common shares of Centogene N.V. with a nominal value of EUR 0.12 were issued and fully paid up (2022: 27,595,835; 2021: 22,567,971). As of December 31, 2023, the authorized, but unissued common share capital amounted to EUR 6,000k (2022: EUR 6,713k; 2021: EUR 6,772k).

The holders of common shares are entitled to the Company's approved dividends and other distributions as may be declared from time to time by the Company, and is entitled to vote per share on all matters to be voted at the Company's annual general meetings.

Capital reserve

As of December 31, 2023, capital reserve included a share premium of EUR 120,847k (2022: EUR 121,018k; 2021: EUR 106,665k), being amounts paid in by shareholders at the issuance of shares in excess of the par value of the shares issued, net of any transaction costs incurred for the share issuance.

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

The capital reserve consists of the share premium account and amounts recorded in respect of share-based payments. For additional information on the share-based payments, please refer to note 22.

20 Capital management

The Group's objectives when managing capital are to safeguard the Company's ability to continue as a going concern and finance all necessary sustainable developments, so that it can continue to provide returns for shareholders and benefits for other stakeholders. In particular, care is taken and an optimal capital structure is strived to reduce the cost of capital. With the IPO in

Notes to the consolidated financial statements as of December 31, 2023 and 2022 and for the three years ended December 31, 2023, 2022 and 2021

November 2019, follow-on public offering of July 2020, shares and warrant issuance and aggregate debt financing in February 2022, and the closing of the Convertible Loan Agreement on October 2023, the Group is focused on achieving a healthy capital base to increase the confidence of investors and the capital market.

The Group manages its capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of its activities. To maintain or adjust the capital structure, the Group may adjust the return to shareholders, issue new shares, or pay additional interests to reduce debt.

The Company monitors covenants stated in its loan facility agreements to be compliance with to take early mitigating actions in case the Company breach any of these.

21 Financial liabilities

21.1Interest-bearing loans

in EUR k	Dec 31, 2023	Dec 31, 2022
Non‑current liabilities
Non‑current portion of secured bank loans	39,880	40,051
Total non‑current loans	39,880	40,051
Lease liabilities	12,399	13,125
Total non‑current liabilities	52,279	53,176

Current liabilities
Current portion of secured bank loans	—	1,261
Convertible loan	25,882	—
Bank overdrafts	—	3,374
Total current loans	25,882	4,635
Current portion of lease liabilities	2,178	2,311
Total current liabilities	28,060	6,946

Total non‑current and current liabilities	80,339	60,122

As of December 2023, short-term cash deposits of EUR 425k (2022: EUR 443k) were used to secure the remaining lease outstanding balance.

Notes to the consolidated financial statements as of December 31, 2023 and 2022 and for the three years ended December 31, 2023, 2022 and 2021

The following table is based on the original terms and conditions:

Conditions and statement of liabilities

The outstanding interest-bearing loans as of December 31, 2023 and 2022 have the following conditions:

				Dec 31, 2023			Dec 31, 2022
		Nominal		Nominal	Fair	Carrying	Nominal	Fair	Carrying
in EUR k	Currency	interest rate	Maturity	amount	Value	amount	amount	Value	amount
Convertible Loan	USD	12.80%	2024	27,127	25,882	25,882	—	—	—
Secured bank loan	USD	8.15%	2028	40,691	39,880	39,880	39,015	41,312	41,312
Bank overdrafts	EUR	0.00%	Rollover	—	—	—	499	499	499
Bank overdrafts	EUR	0.00%	Rollover	—	—	—	2,376	2,376	2,376
Bank overdrafts	EUR	0.00%	Rollover	—	—	—	499	499	499
Lease liabilities*	EUR	2.1%-7.55%*	2017-31	14,577	14,577	14,577	15,436	15,436	15,436
Total interest‑bearing financial liabilities				82,395	80,339	80,339	57,825	60,122	60,122

*     represents the incremental borrowing rate of the Group at the commencement of the leases

Secured bank loan

On January 31, 2022, the Company, Centogene GmbH, CentoSafe B.V. and Centogene US, LLC (together, the “Borrowers”), entered into a debt financing agreement in the total amount of up to USD 45.0 million (EUR 40.2 million). Under the terms of the Loan Facility, the Company drew down USD 25.0 million (EUR 22.3 million) on January 31, 2022, and a second tranche of USD 20.0 million (EUR 18.6 million) upon achievement prior to July 31, 2023, of product revenue from our diagnostics and pharmaceutical segments of at least USD 50.0 million (EUR 44.3 million) calculated on a trailing twelve month basis as of the last day of any fiscal month. The Loan Facility also includes covenants such that the Group is required to maintain product revenue, calculated as of the last day of each fiscal quarter and on a trailing twelve-month basis as of such date, of at least EUR 30.0 million for any fiscal quarter prior to obtaining the second tranche and EUR 40.0 million for any fiscal quarter on or after obtaining the second tranche. Both tranches mature on January 29, 2027, with amortized repayments commencing March 1, 2025. The loans extended under the Loan Facility bear monthly interest payments at an interest rate of 7.93% per annum plus the 1-month CME Term SOFR reference rate as published by the CME Group Benchmark Administration Limited (the first tranche, “Tranche A”, subject to a floor of 0.07% and the second tranche, “Tranche B”, subject to a floor of 4.13%). As security for the Borrowers’ obligations under the Loan Facility, the Borrowers granted the lenders thereunder a first priority security interest on all of each Borrower’s assets.

The Loan and Security Agreement with Oxford Finance was amended on April 30, 2023 which introduced new requirements that the Group will prepay any outstanding loans under the Loan and Security Agreement in an amount of USD 5.0 million (plus fees, interest and expenses, in each case, pursuant to the terms of the Loan and Security Agreement) upon the first new business development or financing transaction the Group will enter and maintain at least EUR 9.1 million in unrestricted cash on deposit in collateral accounts subject to the Lender’s perfected security interest granted under the Loan and Security Agreement. On October 26, 2023 a new amendment was signed. This third amendment modified the existing requirements whereby (i) a reduction in interest rate has been introduced, and (ii) maturity date has been extended. Additionally, the USD 5 million prepayment requirement has been removed and as well as the requirement to hold EUR 9.1 million in unrestricted cash on deposit.

The Company determined the impact of the new amendment changes and applied the guidance set out in IFRS 9 ‘Financial Instruments’ and determined that there was a contract modification. The resulting analysis revealed that that there is no change in the principal amount, that there was a change in interest rate (from 7.93% down to 6.15% and the floor rate increased to 8.15% from 8.00%). Furthermore, there was a change in the payment terms extending the maturity date (by one year to January 29, 2028). Management analyzed this modification taking both qualitatively and quantitatively determining that this was not a substantial modification for the purposes of IFRS 9. The difference between the present value of the new liability and the carrying amount of the original liability is recognized as a gain of EUR 491k, adjusting the liability (as a catch-up adjustments). Transaction costs incurred in the modification are deducted from the liability and expensed during the new life of the agreement, amounting to EUR 645k. The effective interest rate used for the modified amortized cost calculation of Tranche A is 11.38% and for the Tranche B is 17.14%.

Notes to the consolidated financial statements as of December 31, 2023 and 2022 and for the three years ended December 31, 2023, 2022 and 2021

In 2022, the Loan Facility was initially recognized at fair value minus transaction costs and subsequently carried at amortized cost measured using the effective interest rate method. The transaction costs deducted from the fair value of the Loan Facility at initial recognition were EUR 1,403k. The effective interest rate used initially for amortized cost calculation of Tranche A is 11.36% and for the Tranche B is 17.11%.

Convertible Loan

On October 26, 2023, the Company (the ""Borrower"") and Pharmaceutical Investment Company, LLC (“PIC” or the "Lender"), entered into a debt financing agreement in the total amount of up to USD 30.0 million (EUR 28.3 million). Under the terms of the Convertible Loan Facility, the Company drew down USD 30.0 million (EUR 28.3 million) on October 26, 2023, in one tranche only, and the maturity date is April 26, 2024. The interest is accrued daily on the Principal Amount of the Loan at a rate per annum equal to 12.8%.

The Lender may, at its option, convert the Loan into Conversion Consideration. The Lender may convert the Loan in its entirety at any time after the date upon which the 30-day volume-weighted average price of the Common Shares has been at least the Conversion Price per Common Share for at least 20 Trading Days (whether or not consecutive) during a period of 30 consecutive Trading Days.

The type and amount of consideration (the “Conversion Consideration”) due in respect of the Principal Amount of the Loan to be converted will be a number of Common Shares equal to the quotient obtained by dividing (1) the Principal Amount of the Loan plus accrued and unpaid interest by (2) the Conversion Price of USD 2.2 then in effect on the Conversion Date (the first Business Day on which the requirements set forth in the Agreement to convert the Loan are satisfied) or Fundamental Change Conversion Date for such conversion (the date fixed for the conversion of the Loan pursuant to the occurrence of a Fundamental Change).

Fundamental Change is considered when the following occurred: the acquisition by any party (or parties acting in concert) of Common Shares representing more than fifty percent (50%) of the voting power of all of the Borrower’s Common Shares; the consummation of (i) any sale, lease or other transfer, in one transaction or a series of transactions, of all or substantially all of the assets of the Borrower and its Subsidiaries, taken as a whole, to any Person; or (ii) any transaction or series of related transactions (whether by means of merger, demerger, consolidation, share exchange, business combination, reclassification, recapitalization, acquisition, liquidation or otherwise), the result of which is the Borrower’s shareholders prior to such transaction or series of transactions cease to own more than fifty percent (50%) of all classes of common equity of the Borrower or its successor following any such transaction or series of transactions; or the Borrower’s shareholders approve any plan or proposal for the liquidation or dissolution of the Borrower), plus the Conversion Fee Shares (result of dividing USD 1,000,000 by the Conversion Price then in effect).

The initial number of Conversion Shares to be delivered upon conversion of the Loan is 15,000,000 (representing (i) a number of Common Shares of the Company equal to the quotient obtained by dividing (x) the Principal Amount of the Loan plus accrued and unpaid interest (which, in no event shall be less than USD 2,000,000) by (y) the Conversion Price plus (ii) the Conversion Fee Shares) provided.

Management assessed the accounting treatment of the Convertible Loan and analyzed the possibility of conversion at maturity date, determining the Loan should be accounted as a financial liability using the effective interest rate method as there are some circumstances in which the Company should repay the Loan in case of no conversion at maturity date. Management also considered the embedded rights that could only occur upon certain conditions being met, concluding that these were not bifurcated and had a value of zero. As of December 31, 2023, the Company has recognized the loan at amortized cost measured using the effective interest rate method. The transaction costs deducted at initial recognition were EUR 3,023k. The effective interest rate used for amortized cost calculation is 43.37%. In addition, as of May 12, 2024, the Company and “PIC” signed a new amendment to the Convertible Loan agreement in which the maturity date has been changed (See Note 29 for further details).

Notes to the consolidated financial statements as of December 31, 2023 and 2022 and for the three years ended December 31, 2023, 2022 and 2021

Bank overdrafts

The bank overdrafts of EUR nil as of December 31, 2023 (2022: EUR 2,376k) were secured by short-term deposits with a carrying amount of EUR 500k (2022: EUR 2,500k) (see Note 18). The other bank overdrafts of EUR nil (2022: EUR 998k) were secured over two short-term deposits with a carrying amount of EUR 500k in 2022 (see Note 18).

21.2Trade payables and other liabilities

in EUR k	Dec 31, 2023	Dec 31, 2022
Trade payables	5,628	6,317
Government grants (deferred income)	6,685	7,950
Contract liabilities	694	651
Warrant liability	394	260
Derivative liabilities	242	376
Others	7,961	9,601
Trade payables and other liabilities	21,604	25,155
Non‑current	6,385	7,726
Current	15,219	17,429

Government grants mainly include investment-related government grants. These were received for the purchase of certain items of property, plant and equipment for the research and development facilities in Mecklenburg-Western Pomerania, including the Rostock facility. The grants were issued in the form of investment subsidies as part of the joint federal and state program, “Verbesserung der regionalen Wirtschaftsstruktur” (improvement of the regional economic structure) in connection with funds from the European Regional Development Fund. No additional grants received during the year ended December 31, 2023 (2022: EUR 506k; 2021: EUR 168k).

Contract liabilities mainly contain the deferred revenues recognized for advance payments received by the customers; in case the revenue is recognized over time. The increase of the period is mainly due to the new collaborations entered during the current year partially offset by the release of certain amounts related to advance payments made in prior years, netting to an increase of EUR 43k (2022: EUR 1,915k decrease; 2021: EUR 3,201k decrease), for the revenues recognized in 2023 based on the satisfaction of the related performance obligations.

On January 31, 2022, pursuant to a securities purchase agreement and a warrant agreement, each signed with certain investors, the Group received EUR 15.0 million in exchange for the issuance of an aggregate of 4,479,088 common shares at a price per share of USD 3.73 (EUR 3.35) and warrants initially exercisable for the purchase of up to an aggregate of 1,343,727 additional common shares at an initial exercise price per common share of USD 7.72. The warrants are exercisable immediately as of the date of issuance and will expire on December 31, 2026. Based on the fair value per share at the issuance date, the Group recognized the warrants as liabilities in the amount of USD 3.2 million (EUR 2.8 million). The fair value of warrants increased from EUR 0.19 per warrant as of December 31, 2022, to EUR 0.29 per warrant as of December 31, 2023. The result is an increase in fair value of warrant liabilities of EUR 159k for the period ended December 31, 2023.

The fair value of the warrants was estimated at the date of issuance date using the Black-Scholes-Merton option pricing model. The key assumptions used to derive the warrants value are set out below:

	Dec 31, 2023	Dec 31, 2022
Exercise price (USD)	7.72	7.72
Share price (USD)	1.20	0.93
Volatility (%)	100.00	85.00
Risk-free interest rate (%)	4.12	4.15
Dividend yield (%)	nil	nil
Time to maturity	3.00	4.00

Notes to the consolidated financial statements as of December 31, 2023 and 2022 and for the three years ended December 31, 2023, 2022 and 2021

Other liabilities include an accrual for outstanding invoices of EUR 1,161k (2022: EUR 1,074k; 2021: EUR 4,978k), personnel-related liabilities for vacation and bonuses totaling EUR 3,559k (2022: EUR 3,717k; 2021: EUR 4,812k), a VAT payable of EUR nil (2022: EUR nil; 2021: EUR 905k), an accrual for closings and audit of financial statements of EUR 1,422k (2022: EUR 1,648k; 2021: EUR 932k) as well as liabilities for wage and church tax of EUR 328k (2022: EUR 342k; 2021: EUR 1,040k).

22 Share-based payments

As of December 31, 2023 and 2022, the Group had the following share-based payment arrangements.

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

In November 2022, the Company amended the 2019 plan to include stock grants (SGAs) and restricted stock units (RSUs) and to modify the settlement of the awards. Accordingly, the awards will be delivered as promptly as reasonably practicable following the exercise or settlement of the relevant award, but in no event later than 30 days following such exercise or settlement.

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

During 2023, 68,201 options were exercised (2022: 29,509; 2021: 191,565). The weighted average share price at the date of exercise was USD 1.01 (2022: USD 1.25; 2021: USD 9.76).

As of December 31, 2023, there are 259,730 outstanding options under this plan.

The contractual term of the share options as of December 31, 2023 is six years.

The fair values were estimated at the date of grant using the Black-Scholes option pricing model, taking into account the terms and conditions under which the share options were granted. The model takes into account historical and expected dividends, and the share price volatility of other public companies in the relevant industries to predict the share performance. There are no cash settlement alternatives for either the option holders or the Company.

Notes to the consolidated financial statements as of December 31, 2023 and 2022 and for the three years ended December 31, 2023, 2022 and 2021

(iii) Equity share option 2019 (ESOP 2019) to Flemming Ornskov

All 300,000 restricted stock units granted to Flemming Ornskov under ESOP 2019 were exercised during 2022 in exchange for share options. The WAEP at the date of exercise in 2022 was USD 1.0.

(iv) 2021 grants to management board and employees

During the year ended December 31, 2021, 167,326 RSUs and 15,000 Options were granted under 2019 Plan.

RSUs do not have any market or performance based vesting criteria and vest in three or four equal annual tranches starting from their grant dates. Each RSU represents a right to receive a payment in cash or shares equal to the value of the RSU on the settlement date. The Company has a choice to settle either in cash, in shares or a combination thereof. In line with the Company´s policy, both types of awards are to be settled in shares.

Options vest in three equal tranches over a three-year period starting on January 1, 2022, and are subject to market based vesting conditions. These options will vest only if the 20-trading day volume-weighted average stock price of the Company’s shares preceding the vesting date of each tranche exceeds the exercise price of USD 12.52. Therefore, expenses would not be reversed, if the tranches do not ultimately vest. All grants expire on the 10th anniversary of grant date.

During 2023, additional 15,734 RSUs have been exercised. The weighted average share price at the date of exercise was USD 1.15. As of December 31, 2023, there are 17,676 outstanding RSUs and 15,152 options under this plan.

(v)  2022 grants to employees

During the year ended December 31, 2022, 425,093 Stock Grants Awards (“SGAs”) were granted under 2019 Plan, to the employees.

SGAs do not have any market or performance based vesting criteria and vest in three or four equal annual tranches starting from their grant dates. Each SGA represents a right to receive a payment in cash or shares equal to the value of the SGA on the settlement date. The Company has a choice to settle either in cash, in shares or a combination thereof. In line with this policy, both types of awards are to be settled in shares.

As of December 31, 2023, there are 209,017 outstanding SGAs under this plan.

(vi)  2022 grants to CEO and CFO

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

On June 12, 2023, the Company, the CEO and the CFO agreed upon certain amendments to the RSU agreements (“Amendment Agreement”). The Initial RSUs granted to the CEO and CFO in 2022 were replaced and additional RSUs were awarded, so that a total of 1,052,227 new RSUs were awarded to the CEO and a total of 443,628 new RSUs were awarded to the CFO. The New RSUs are only subject to time-vesting.

The New RSUs will vest over three years in four equal installments following the June 12, 2023 for the CEO and after June 12, 2023 for the CFO. The first installment of the New RSUs is vested upon the execution of the Amendment Agreement. If New RSUs are exercised before December 31, 2025, each exercised RSU is limited to an amount of USD 7.

Notes to the consolidated financial statements as of December 31, 2023 and 2022 and for the three years ended December 31, 2023, 2022 and 2021

Furthermore, under the previous award agreement the CEO and CFO were entitled to receive Annual RSUs and M&A RSUs, in the event of a Change of Control (“CoC”). As part of the amendment, the Company, the CEO and the CFO agreed that the Annual RSUs and M&A RSUs are cancelled. Instead, both parties agreed that in case of the occurrence of a Change of Control (“CoC”), depending on the CoC-event (e.g., Sale, IPO), all awarded New RSUs will immediately vest such that a portion of 50% - 100% shall be immediately fully vested, if the service agreement is not terminated prior the CoC event. Any remaining unvested New RSUs will thereafter continue to vest in accordance with the Amendment Agreement. However, as those vesting conditions are only applicable if there is an occurrence of a change of control, which is not deemed probable by management in the foreseeable future, the Group did not account according to those conditions.

The replacement of the RSUs is accounted for as a modification under IFRS 2. The Initial RSUs are modified in a way that is not beneficial to the CEO, so, the incremental fair value of the modified Initial RSUs at the date of the modification was determined to be USD nil, so that the expense for the Initial RSUs will continue to be recognized as if the terms had not been modified.
However, the Initial RSUs are modified in a way that is beneficial to CFO, so, the incremental fair value of the modified Initial RSUs at the date of the modification was determined to be USD 20k that was recognized as an expense.

In addition to the above-described changes, the Company granted a Capital Raise Bonus to the CEO and CFO. The CEO and the CFO are entitled to a one-time cash bonus in an amount of USD 375k and USD 150k, respectively, if the Capital Raise is at least EUR 10,000k and the services agreement has not terminated prior or upon the execution of a binding agreement. The Bonus can be increased with an amount equal to 1.50% of such excess amount, provided further that the Capital Raise Bonus shall never exceed USD 300k (gross) for the CFO and USD 750k (gross) for the CEO, if the Capital Raise exceeds EUR 10,000k. The Capital Raise Bonus can be increased up to an amount of USD 300k, if the Capital Raise exceeds EUR 10,000k.

On June 26, 2023, the Company entered into a Joint Venture Agreement with Pharmaceutical Investment Company (“PIC”), and signed a Convertible Loan Agreement on October 26, 2023. According to those facts and circumstances the scenario of a Capital Raise as defined in the Amendment Agreement happened, therefore, the Company awarded a Capital Raise Bonus in the amount of EUR 997k. As of December 31, 2023, this amount has been fully paid and considered as transaction cost that was deducted from the convertible loan signed on October 26, 2023 (see Note 21).

(vii)  2023 grants to management board and employees

In addition to the new RSUs to the CEO and CFO as noted in 22 (vi) above, during the year ended December 31, 2023, 908,192 SGAs were granted under this Plan. SGAs do not have any market or performance based vesting criteria and vest in three or four equal annual tranches starting from their grant dates. Each SGA represents a right to receive a payment in shares equal to the value of the SGA on the settlement date. All grants expire on the 10th anniversary of the grant date.

Number of awards
Outstanding as of January 1, 2023	-
Granted during the year 2023	908,192
Forfeited during the year 2023	(139,790)
Exercised during the year 2023	-
Outstanding as of December 31, 2023	768,402
Vested as of December 31, 2023	-
Exercisable as of December 31, 2023	-

During 2023, no SGAs have been exercised.

(viii)  Other grants to management board, employees or other parties

During the year ended December 31, 2023, 224,414 SGAs were granted to employees. SGAs do not have any market or performance based vesting criteria and vest in one tranche starting from their grant dates. Each SGA represents a right to receive a payment in shares equal to the value of the SGA on the settlement date.

Notes to the consolidated financial statements as of December 31, 2023 and 2022 and for the three years ended December 31, 2023, 2022 and 2021

From the amount described above, 8,392 SGAs have been forfeited and 144,184 SGAs have been exercised during 2023. The weighted average share price at the date of exercise was USD 1.14. As of December 31, 2023, there are 68,838 outstanding SGAs which will vest during the first quarter 2024.

In addition, as a consequence of the completion of the Convertible Loan Agreement (Note 23), the Company granted 400,000 SGAs to a third party involved in the transaction. As mentioned in Note 7.1, from the total amount related to this grant, EUR 202k was capitalized into convertible loan agreement as it was considered as a transaction cost. These SGAs vested in one tranche upon signing the final agreement and were exercised on December 21, 2023 at USD 1.14.

The expense recognized for the above share-based payment transactions during the year is shown in the following table:

in EUR k	2023	2022	2021
Expenses arising from equity-settled share-based payment transactions
- ESOP 2019, including replacement by RSUs	653	2,376	7,000
- Grants to management board and employees	2,205	852	985
- Supervisory board grant	—	—	50
- Grants to other parties	258	—	—
- Reversals	(187)	(3,244)	—
Total expenses arising from share‑based payment transactions	2,929	(16)	8,035

Financial instruments

23 Financial instruments-fair values and risk management

23.1Classifications and fair values

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

The following table shows the fair values of financial instruments as of December 31, 2023, including their level in the fair value hierarchy. It does not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value:

in EUR k	Level 1	Level 2	Level 3	Carrying value	Measurement Category
Non-current loans	—	(39,880)	—	(39,880)	Amortized Cost
Current loans	—	(25,882)	—	(25,882)	Amortized Cost
Warrants liability	—	—	(394)	(394)	FVTPL
Prepayment option derivative asset	—	—	799	799	FVTPL
Interest rate floor derivative liability	—	—	(242)	(242)	FVTPL

Notes to the consolidated financial statements as of December 31, 2023 and 2022 and for the three years ended December 31, 2023, 2022 and 2021

As of December 31, 2023, carrying amount of all financial assets or financial liabilities approximated their fair value.

Net gain recognized in the consolidated statements of comprehensive loss, within changes in fair value of warrants, from the warrant liability fair value measurement differences was EUR 159k for year ended December 31, 2023. The net gain or loss recognized in the consolidated statements of comprehensive loss related to the fair value of the prepayment option and interest rate floor derivatives was, respectively, EUR 134k and EUR 288k for year ended December 31, 2023 (December 31, 2022: EUR 510k and a loss EUR (376)k respectively) (see Note 8.3).

The valuation techniques used in measuring level 2 and 3 fair value for financial instruments in the consolidated statements of financial position, as well as the significant unobservable inputs used, were as follows:

-	The fair value of the warrant liabilities, recognized as non-current financial liability at FVTPL, was calculated by applying a Black-Scholes-Merton option pricing model. This model uses the Centogene’s share price and the share price volatility as material input factors. The volatility is considered as material unobservable input factor (Level 3).
-	The initial measurement of the fair value of the loan is calculated as being the amount funded less the Fair Value of bifurcated embedded derivatives at entry. The subsequent measurement is determined using a calibrated Income Approach. Cashflows at entry are forecast based on the contractual terms and Interest Rate forward curves sourced from Bloomberg. The internal rate of return (“IRR”) is calculated such that the Present Value of the forecast cashflows is equal to the initial measurement amount. This is categorized as Level 2.
-	The bifurcated embedded prepayment option and floor are measured initially and subsequently using a hybrid valuation model applying the backward Monte Carlo method, selected to account for the variable strike and American style exercise features. The hybrid valuation model incorporates two risk factors, describing the behavior of interest rates and the company’s credit spread respectively. Interest rates are modelled using a one factor Hull & White process, with the drift, mean reversion and volatility parameters calibrated to observed quotes for interest rate swaps and interest rate caps. Credit spreads are modelled using a lognormal process, with credit spread volatility estimated from the historical volatility of CDS spreads of a set of comparable companies and initial credit spread estimated by calibration at the loan’s agreement date, with adjustments applied based on changes in the Leveraged Loan Index spread for B- companies. Discounting is at the benchmark risk-free rate, with the possibility of default incorporated via a hazard rate associated with the credit spread. This is categorized as Level 3 due to the following unobservable inputs: (i) credit spread; (ii) credit spread volatility.

The table below summarizes the profit or loss impact on the fair values of Level 3 instruments by changing the significant unobservable input factors.

	2023
in EUR k	Shift	increase	decrease
Option (yield) - Credit Spread	+/- 10%	(144)	186
Option (yield) - Volatility	+/- 10%	94	(97)
Option (Floor) - Credit Spread	+/- 10%	6	(6)
Option (Floor) - Volatility	+/- 10%	—	—
Warrant - Volatility	+/- 5%	50	(50)

23.2Financial risk management

The Group is exposed to the following risks from the use of financial instruments:

●	Credit risk
●	Liquidity risk
●	Currency risk

Notes to the consolidated financial statements as of December 31, 2023 and 2022 and for the three years ended December 31, 2023, 2022 and 2021

●	Interest rate risk

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

An impairment analysis is performed at each reporting date using a provision matrix to measure expected credit losses. The provision rates are based on days past due for groupings of various customer segments with similar loss patterns (i.e. by customers from different segment; customers from different geographical region and customer type). The calculation reflects the probability weighted outcome, the time value of money and reasonable and supportable information that is available at the reporting date about past events, current conditions and forecasts of future economic conditions. The maximum exposure to credit risk at the reporting date is the carrying value of each class of financial assets disclosed in Note 17. The Group does not hold collateral as security and does not request letters of credit or other forms of credit insurance. The Group evaluates the concentration of risk with respect to trade receivables and contract assets and recorded credit losses reflecting the expected lifetime loss, based on different types of customers.

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

Notes to the consolidated financial statements as of December 31, 2023 and 2022 and for the three years ended December 31, 2023, 2022 and 2021

Set out below is the information regarding the credit risk exposure of the Group’s trade receivables and contract assets using a provision matrix.

As of December 31, 2023
					Past due by
	Total Gross		Past due 1 -	Past due 31‑ 90	more than 90
in EUR k	amount	Not past due	30 days	days	days
Middle East	18,820	8,352	1,143	1,961	7,364
Europe	3,490	3,103	152	195	40
Latin America	966	693	134	95	44
North America	801	696	105	—	—
Asia Pacific	240	161	35	43	1
Contract assets	181	181	—	—	—
Total	24,498	13,186	1,569	2,294	7,449
Expected credit loss rate	20.8%	1.0%	5.5%	10.0%	62.3%
Expected credit loss	5,083	131	86	229	4,637

As of December 31, 2022

					Past due by
	Total Gross		Past due 1 -	Past due 31‑ 90	more than 90
in EUR k	amount	Not past due	30 days	days	days
Middle East	15,291	8,021	1,081	1,533	4,656
Europe	1,987	1,494	124	64	305
Latin America	825	742	62	12	9
North America	2,443	2,275	21	48	99
Asia Pacific	143	142	1	—	—
Contract assets	251	251	—	—	—
Total	20,940	12,925	1,289	1,657	5,069
Expected credit loss rate	21.0%	1.0%	3.9%	7.4%	80.8%
Expected credit loss	4,392	124	50	122	4,096

As of December 31, 2021

					Past due by
	Total Gross		Past due 1 -	Past due 31‑ 90	more than 90
in EUR k	amount	Not past due	30 days	days	days
Middle East	13,967	3,999	1,013	2,056	6,899
Europe	11,486	10,771	351	259	105
Latin America	683	531	23	72	57
North America	2,513	2,513	—	—	—
Asia Pacific	130	115	9	6	—
Total	28,779	17,929	1,396	2,393	7,061
Expected credit loss rate	19.0%	2.0%	7.7%	11.7%	64.1%
Expected credit loss	5,317	403	107	280	4,526

Overdue trade receivables from the Middle East region mainly relate to major customers from the Diagnostic segment for which the Company and PIC signed a Receivable Transfer Agreement on April 23, 2024 (see Note 29). The trade receivables due from the top 10 diagnostics customers in the MENA region as of December 31, 2023 represent over 77% of total overdue balances for this region. These customers are mainly government hospitals administered by the Ministry of Health in the respective countries as well as distributors and, based on our past experience, these customers normally require a longer period to settle outstanding trade receivables. The average turnover period from these customers are 300 days. Therefore, a higher country specific loss rate has been used for the MENA region. To manage the credit risk and improve the cash collection, the Group increased the discount percentage to be paid to local agents for the receivables overdue since 2020, 2021 and 2023 from MENA region. Contract assets only contains pharma contracts and diagnostic contract assets are allocated to each region.

Notes to the consolidated financial statements as of December 31, 2023 and 2022 and for the three years ended December 31, 2023, 2022 and 2021

Set out below is the movement in the allowance for expected credit losses of trade receivables and contract assets:

in EUR k	2023	2022	2021
As of January 1	4,392	5,317	4,693
Provision/(reversal) for expected credit losses	761	(829)	827
Derecognition of trade receivables	(70)	(96)	(203)
As of December 31	5,083	4,392	5,317

The addition to the allowance for expected credit losses includes an amount of EUR 761k, which related to the increased amount of receivable past due by more than 90 days (2023: EUR 7,449k; 2022: EUR 5,069k). This amount was included in the impairment of financial assets in the profit and loss account. In 2023, trade receivables of EUR 70k (2022: EUR 96k; 2021: EUR 7k) were outstanding for more than 365 days and were derecognized.

Cash and cash equivalents

As of December 31, 2023, the Group held cash and cash equivalents of EUR 19,099k (2022: EUR 35,951k; 2021: EUR 17,818k). Therefore, this total also represents the maximum default risk with regard to these assets. The cash and cash equivalents are deposited principally with financial institutions with investment grade credit ratings.

Liquidity risk

The liquidity risk is the risk of the Group possibly not being in a position to meet its financial liabilities as contractually agreed by providing cash or other financial assets.

The Group's objective is to maintain a balance between continuity of funding and flexibility through the use of bank overdrafts and lease contracts.

Managing liquidity within the Group is intended to ensure that - as far as possible - sufficient cash and cash equivalents are always available to meet payment obligations when these falls due, in both normal and challenging conditions, without incurring unacceptable losses or damaging the Group’s reputation.

As mentioned in Note 2.2, Management prepared the budget based on several assumptions. On a weekly basis, Management monitors the financial positions to identify significant deviation and manage the cash available or the need of additional funding in case there is a shortfall of liquidity.

On January 31, 2022, pursuant to a securities purchase agreement signed with certain investors, we received EUR 15.0 million as consideration for the issuance by us of an aggregate of 4,479,088 common shares at a price per share of USD 3.73 (EUR 3.35). Also, on January 31, 2022, the Company, Centogene GmbH, CentoSafe B.V. and Centogene US, LLC (together, the “Borrowers”), entered into a debt financing agreement in the total amount of up to USD 45.0 million (EUR 40.2 million).

As mentioned in Note 20, Management also monitors the covenants compliance on a quarterly basis in order to implement immediate solutions in case the Company breaches certain covenants. As also mentioned in Note 29, the Company has received a notification from Nasdaq due to non-compliance with the requirements to be listed, which consequences a covenant breach under Oxford Loan Agreement. To this situation, Management implemented certain mitigating actions, including the obtention of a waiver from Oxford.

On October 2023, the Company and PIC entered into a convertible loan agreement in the total amount of up to USD 30 million (EUR 28,332k).

As mentioned in Note 21, Management identified the risk of repayment the Convertible Loan amount as maturity date was April 26, 2024. As disclosed in Note 29, as of May 12, 2024, the Company and “PIC” signed a new amendment to the Convertible Loan agreement in which the maturity date has been changed.

Notes to the consolidated financial statements as of December 31, 2023 and 2022 and for the three years ended December 31, 2023, 2022 and 2021

The Group strives to maintain cash and cash equivalents at a level above that of the expected cash outflows for financial liabilities (apart from trade payables) during the next 60 days. As of December 31, 2023, 35.8% of the Group’s interest-bearing liabilities mature in less than one year (2022: 11.6%; 2021: 31.7%) based on the carrying value of borrowings reflected in the financial statements.

In addition to the cash and cash equivalents available as of December 31, 2023, the Group also has access to other sources of funding. As of December 31, 2023, the Group has secured credit lines totaling EUR 3,500k. These bear interest of 4.31% - 4.75% (2022: EUR 3,500k; 4.31% - 4.75%; 2021: EUR 3,500k; 3.75% - 4.75%). EUR nil were utilized as of December 31, 2023 (2022: EUR 3,374k; 2021: EUR 3,310k).

The table below presents the remaining contractual terms of the financial liabilities on the reporting date, including estimated interest payments. The figures are undiscounted gross amounts, including estimated interest payments and interest on undrawn loan funds, but without showing the impact of offsetting.

		Contractually agreed cash flows
						More
Dec 31, 2023	Carrying		Less than	2 to 12	1 to 5	than
in EUR k	amount	Total	2 months	months	years	5 years
Bank overdrafts	—	—	—	—	—	—
Secured bank loans	39,880	57,598	778	3,969	52,851	—
Convertible Loan	25,882	28,936	—	28,936	—	—
Lease liabilities	14,577	16,577	446	2,228	8,452	5,451
Trade payables	5,628	5,628	5,628	—	—	—
	85,967	108,739	6,852	35,133	61,303	5,451

		Contractually agreed cash flows
						More
Dec 31, 2022	Carrying		Less than	2 to 12	1 to 5	than
in EUR k	amount	Total	2 months	months	years	5 years
Bank overdrafts	3,374	3,374	3,374	—	—	—
Secured bank loans	41,312	59,473	678	3,516	55,279	—
Lease liabilities	15,436	17,713	552	2,265	7,967	6,929
Trade payables	6,317	6,317	6,317	—	—	—
	66,439	86,877	10,921	5,781	63,246	6,929

		Contractually agreed cash flows
						More
Dec 31, 2021	Carrying		Less than	2 to 12	1 to 5	than
in EUR k	amount	Total	2 months	months	years	5 years
Bank overdrafts	3,310	3,310	3,310	—	—	—
Secured bank loans	505	505	105	400	—	—
Lease liabilities	18,724	21,777	703	3,337	8,844	8,893
Trade payables	11,252	11,252	11,252	—	—	—
	33,791	36,844	15,370	3,737	8,844	8,893

Notes to the consolidated financial statements as of December 31, 2023 and 2022 and for the three years ended December 31, 2023, 2022 and 2021

Reconciliation of liabilities arising from financing activities

			Non-cash changes
				Changes in
in EUR k	Jan 1, 2023	Cash flows	Additions	Non cash transactions	Dec 31, 2023
Non-current financial liabilities	53,176	(6,771)	8,659	(2,785)	52,279
Non-current portion of secured bank loans	40,051	(5,987)	6,423	(607)	39,880
Non-current lease liabilities	13,125	(784)	2,236	(2,178)	12,399
Current financial liabilities	6,946	19,815	1,695	(396)	28,060
Current portion of secured bank loans	1,261	—	—	(1,261)	—
Convertible loan	—	25,500	1,695	(1,313)	25,882
Bank overdrafts	3,374	(3,374)	—	—	—
Current lease liabilities	2,311	(2,311)	—	2,178	2,178
Total	60,122	13,044	10,354	(3,181)	80,340

			Non-cash changes
				Changes in
in EUR k	Jan 1, 2022	Cash flows	Additions	Non cash transactions	Dec 31, 2022
Non-current financial liabilities	15,394	36,631	65	1,086	53,176
Non-current portion of secured bank loans	—	38,965	—	1,086	40,051
Non-current lease liabilities	15,394	(2,334)	65	—	13,125
Current financial liabilities	7,145	(1,518)	1,319	—	6,946
Current portion of secured bank loans	505	(505)	1,261	—	1,261
Bank loans	—	—	—	—	—
Bank overdrafts	3,310	64	—	—	3,374
Current lease liabilities	3,330	(1,077)	58	—	2,311
Total	22,539	35,113	1,384	1,086	60,122

Currency risk

The Group is exposed to currency risk in cases where contracts are concluded in foreign currencies. The vast majority of goods delivered and services the Company provided, including those for international customers, are invoiced in EUR.

The main functional currencies of group companies are the EUR, USD, SAR, the Indian rupee and the United Arab Emirates Dirham. The following table presents the net foreign currency exposure of the Group as of December 31, 2023, 2022 and 2021.

	Dec 31, 2023
in EUR k	USD	INR	AED	SAR
Trade receivables	1,283	—	—	—
Trade payables and other liabilities	(3,185)	—	—	—
Net exposure	(1,902)	—	—	—

	Dec 31, 2022

in EUR k	USD	INR	AED	SAR
Trade receivables	3,720	8	—	—
Trade payables and other liabilities	(2,701)	—	—	—
Net exposure	1,019	8	—	—

	Dec 31, 2021

in EUR k	USD	INR	AED	SAR
Trade receivables	2,604	8	—	—
Trade payables and other liabilities	(2,394)	(4)	—	—
Net exposure	210	4	—	—

Notes to the consolidated financial statements as of December 31, 2023 and 2022 and for the three years ended December 31, 2023, 2022 and 2021

Sensitivity analysis relating to changes in exchange rates

The following tables demonstrate the sensitivity at the end of the reporting period to a reasonably possible change in the USD exchange rates, with all other variables held constant, of the Group’s earnings before tax and equity movement. The Group’s exposure to foreign currency risk for all other currencies is not material.

	Earnings before tax		Equity
in EUR k	5% increase	5% decrease	5% increase	5% decrease
December 31, 2023	31	(34)	31	(34)
December 31, 2022	(94)	104	(94)	104

Interest rate risk

Interest bearing liabilities with floating interest rates exist for non-current loans as of December 31, 2023.

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

If interest rates had been 1.0 percentage points higher and all other variables were held constant, the Group’s earning before tax would decrease by EUR 422k for the twelve months ended December 31, 2023 (December 31, 2022: EUR 1,160k).

24 List of subsidiaries

The major subsidiaries of the Group are listed below.

		Equity interests (%)
	Country in which
	primary activities are
Name	pursued	Dec 31, 2023	Dec 31, 2022
Centogene GmbH	Germany	100	100
Centogene FZ-LLC	United Arab Emirates	100	100
Centogene US, LLC	USA	100	100
Centogene GmbH*	Austria	—	100
Centogene India Pvt. Ltd	India	100	100
Centogene Switzerland AG	Switzerland	100	100
Centosafe B.V.	Netherlands	100	100
Centogene d.o.o Belgrade	Serbia	100	100
Genomics Innovations Company Limited**	United Arab Emirates	20	—

(*)The Group acquired the remaining 10% of Centogene GmbH. Austria in 2022. During 2023, the Group decided to wind down the entity.

(**)Joint Venture created in 2023. See note 15.

25 Non-controlling interests

As of December 31, 2023, the Group has no non-controlling interests, since in 2022 the Group acquired the remaining 10% of Centogene GmbH (Austria). In addition, with the decision to cease COVID-19 operations as of March 31, 2022, Centogene terminated its cooperation agreement with Dr. Bauer GmbH and the control over Dr. Bauer GmbH ceased; Centogene no longer meets

Notes to the consolidated financial statements as of December 31, 2023 and 2022 and for the three years ended December 31, 2023, 2022 and 2021

the criteria of the control model under IFRS 10 as it no longer has exposure to variable returns and the ability to use power to affect returns through COVID-19 operations (see Note 4).

Dec 31, 2021	Centogene GmbH, Vienna	Dr. Bauer Laboratoriums GmbH
in EUR k
Net assets/(liabilities)	(528)	245
Carrying amount of non‑controlling interests	(53)	—
Revenue	—	109,015
Profit/(loss)	(6)	98
Profit/(loss) allocated to non‑controlling interests	(1)	98

26 Commitments

Future payments for non-cancellable leases

The Group has a lease contract in relation to the expansion of the Rostock headquarters. The future lease payments and utilities for these non-cancellable lease contracts are EUR 105k within one year, EUR 1,272k within five years and EUR 318k thereafter (2022: EUR nil; 2021: EUR 107k within one year; 2022: EUR 1,272k; 2021: EUR 2,370k within five years; and 2022 EUR 318k; 2021: EUR 4,219k thereafter).

The Group has various non-cancellable lease contracts of office equipment and storage spaces which had a lease term of less than 12 months or were related to leases of low-value assets, and therefore the short-term lease recognition exemption was applied to these contracts. The future lease payments for these non-cancellable lease contracts are EUR 105k within one year (2022: EUR 59k; 2021: EUR 44k) and EUR 4k within five years (2022: EUR 25k; 2021: EUR 49k).

Future payment obligations

During 2023, the Group concluded agreements with suppliers, for goods and services to be provided in 2024 with a total payment obligation of EUR 3,214k (2022: EUR  6,670k; 2021: EUR 6,620k).

27 Related parties

Transaction with shareholders

On January 31, 2022, pursuant to a securities purchase agreement and a warrant agreement, each signed with certain investors, the Group received EUR 15.0 million in exchange for the issuance of an aggregate of 4,479,088 common shares at a price per share of USD 3.73 (EUR 3.35) and warrants initially exercisable for the purchase of up to an aggregate of 1,343,727 additional common shares at an initial exercise price per common share of USD 7.72. The warrants are exercisable immediately as of the date of issuance and will expire on December 31, 2026. Based on the fair value per share at the issuance date, the Group recognized the warrants as liabilities in the amount of USD 3.2 million (EUR 2.8 million). We are not aware of any ordinary shares which were issued by the Company and sold in this transaction to related parties. The fair value of warrants increased from EUR 0.19 per warrant as of December 31, 2022, to EUR 0.29 per warrant as of December 31, 2023. The result is an increase in fair value of warrant liabilities of EUR 159k for the period ended December 31, 2023 (see note 23).

On June 26, 2023, the Company entered into a joint venture agreement (the “Joint Venture Agreement”) with Pharmaceutical Investment Company (“PIC” or “Lifera”) (see Note 1 and 15). During the year 2023, as mentioned in note 8.1, the Company has recognized a gain of EUR 7,549k related to income pertaining to the transfer of technology and the license of the company’s Intellectual Property (“IP”).

Notes to the consolidated financial statements as of December 31, 2023 and 2022 and for the three years ended December 31, 2023, 2022 and 2021

Remuneration of management in key positions

Key management have been defined as the members of the management board and the Company’s other key executive officers.

in EUR k	2023	2022	2021
Short‑term employee benefits	3,640	4,138	4,098
Post‑employment pension and medical benefits	—	—	23
Termination benefits	50	679	235
Share‑based payment transactions	1,460	(1,929)	822
Total compensation to key management	5,150	2,888	5,178

During 2023, due to the departure of Patrice Denèfle, the former CSO, the share-based payment expenses included a reversal of the costs previously recognized amounted to EUR 117k because of the cancelation of his plans. During 2022, due to the departure of the former CEO Andrin Oswald, the former CFO René Just and former CIO Volkmar Weckesser, the Company included reversals of share-based expenses recognized in previous periods and forfeiture of EUR 3,104k.

There are no pension commitments for members of the management board.

During 2023 1,495,855 RSUs were granted under the 2019 Plan to key management personnel which are recognized as share-based payment expenses in profit and loss (see Note 22). In addition, the Company granted a Capital Raise Bonus to the CEO and CFO. Therefore, the Company recognized expenses in the amount of EUR 1.0 million in profit and loss (see Note 22).

As of December 31, 2023, the Group has receivables of EUR nil (2022: EUR nil) recognized related to the exercise of options by key management personnel.

Remuneration of members of the Supervisory Board

The supervisory board received remuneration for its activities of EUR 224k in the reporting year (2022: EUR 216k; 2021: EUR 688k). In addition, as disclosed in note 22, certain members of the supervisory board received share-based awards under the 2019 Plan. For the year ended December 31, 2023, share-based payment expenses of EUR 741k (2022: EUR 1,446k, 2021: EUR 2,564k) related to these awards were charged to profit and loss.

Transactions with members of management in key positions and other related parties

The Company purchased supplies used for genetic sequencing from an entity related to a member of the supervisory board that joined the board in 2020. Expenses totaling EUR 812k (2022: EUR 699k) were charged to profit and loss related to the period of service of the board member.

The Company deconsolidated Dr. Bauer GmbH from April 2, 2022 (see Note 4 – Basis of consolidation) and assessed Dr. Bauer GmbH under IAS 24 as of the Deconsolidation Date. Accordingly, Dr. Bauer GmbH is a related party through Dr. Peter Bauer who is a key management personnel of Centogene.

Transactions with Dr. Bauer GmbH for the year ended December 31, 2023, was EUR 236k related to the collection of receivables costs related to Covid to CNTG GmbH (2022: EUR 1,815k).

As of December 31, 2023, the Group had receivables balances with Dr. Bauer GmbH of EUR nil (2022: EUR 321k) with a related provision for doubtful accounts of EUR nil (December 31, 2022: EUR 58k). However, the Company had payables balances with Dr. Bauer GmbH of EUR 80k (2022: EUR nil).

As mentioned above, on June 26, 2023, the Company entered into a joint venture agreement (the “Joint Venture Agreement”) with Pharmaceutical Investment Company (“PIC” or “Lifera”). As a result from the transfer of technology and the license of the company’s Intellectual Property (“IP”), which amounted to a EUR 9,436k, recognizing a gain of EUR 7,549k (Note 8.1 and 15).

Notes to the consolidated financial statements as of December 31, 2023 and 2022 and for the three years ended December 31, 2023, 2022 and 2021

28 Contingent liabilities

Contingent Liabilities

In May 2016, the Company was informed in writing by the Universitair Medisch Centrum Utrecht ("UMCU") that a claim had been initiated against UMCU regarding a prenatal diagnostic test that the Company conducted at their request which failed to identify a specific mutation present in a patient.

By order of the court dated October 13, 2021, a Professor was appointed as the expert witness. The court asked the expert witness to prepare its expert report latest by January 5, 2022. With its letter to the court dated October 25, 2021, the expert witness rejected the appointment due to the possibility of bias. Since then, several potential experts were approached by the court but eventually declined to prepare an expert witness report due to the possibility of bias. Eventually an expert witness was assigned to prepare the expert witness report and delivered it to the court July 4, 2022. The report is favorable for Centogene and the ruling was made available on February 2, 2024. It states that the claim is dismissed, and that the claimants shall bear the costs with equal shares. The judgement may be provisionally enforced against security amounting to 110% of the amount to be enforced. The amount in dispute was set at EUR 1.3 million. The claimants do have the chance to appeal the verdict.

29 Subsequent Events

A decision had been made regarding the UMCU case against Centogene. Refer to paragraph 28 Contingent Liabilities further details.

On February 27, 2024, we received a notification from Nasdaq’s Listing Department notifying the Company of the determination of Nasdaq to delist the Company’s securities from The Nasdaq Global Market due to non-compliance with the MVPHS requirement, subject to our right to a hearing with the Nasdaq Listing Panel. On March 27, 2024, we also received a deficiency notice with respect to the minimum bid price requirement set forth in Rule 5450(a)(1) of the Nasdaq Listing Rules. On April 30, 2024, we had a hearing regarding the delisting notice and presented a plan of compliance with respect to the MVPHS requirement consisting of the achievement of specific milestones related to our strategic alternative review process; specifically, progress with respect to a definitive binding agreement to sell the Company. We are waiting to receive a decision, which is expected to be delivered at the end of May 2024.

On April 29, 2024, the Company and Evotec SE entered into a second amendment to the collaboration agreement, whereby the Company granted Evotec a non-exclusive license to use Program IP until March 31, 2025, in which Centogene will receive an up-front fee. The Company also granted Evotec an option right until March 31, 2025, to enter into a license agreement acquiring Centogene’s share of the IP generated throughout the collaboration. Should Evotec execute on a global license, Centogene would receive an up-front fee, milestone payments, as well as additional royalties.

On May 12, 2024, the Company and PIC entered into a Second Amendment (the “Second Loan Amendment”) to the Convertible Loan Agreement, dated October 26, 2023, between the Company and PIC (as amended) to, among other provisions, bifurcate the existing conversion feature of the loan such that (i) an aggregate principal amount of USD 15.0 million plus related conversion fees (the “First Amount”), shall convert on the earlier of April 1, 2025 or the date that is ten (10) days following the receipt by the Company and PIC of approval by the Committee on Foreign Investment in the United States (CFIUS) of the issuance of the Company’s common shares upon conversion of the loan (“CFIUS Clearance”); and (ii) the remaining aggregate principal amount of USD 15.0 million plus all accrued and unpaid interest and related conversion fees (the “Second Amount”) shall convert on the second anniversary of the First Conversion. The Second Loan Amendment also adjusted the conversion price of the First Amount from $2.20 to $0.79 per common share (the “First Conversion”). The Second Amount shall continue to convert at the existing conversion price of $2.20 per common share (the “Second Conversion”). The Second Loan Amendment provides that in no event shall the number of Company common shares issued pursuant to any loan conversion pursuant to the Convertible Loan Agreement result in PIC holding in excess of 49% of the outstanding common shares of the Company, and the conversion price applicable to the Second Amount shall be increased to the extent required to ensure compliance with the foregoing.

On May 12, 2024, the Company completed an account receivables sale (the “PIC AR Sale”) with PIC. The terms of the PIC AR Sale are set forth in the KSA Receivables Transfer Agreement, which became effective as of May 12, 2024 (the “KSA

Notes to the consolidated financial statements as of December 31, 2023 and 2022 and for the three years ended December 31, 2023, 2022 and 2021

Receivables Transfer Agreement”), and the accompanying Variation Agreement (the “KSA Receivables Variation Agreement,” and together with the KSA Receivables Transfer Agreement, the “Receivables Agreement”) between the Company, and PIC dated as of May 12, 2024. Pursuant to the Receivables Agreement, PIC agreed to purchase rights to certain of Centogene’s accounts receivable in the KSA (each, a “KSA Receivable”) for an aggregate purchase price of USD 15.0 million (EUR 13.9 million) (the “AR Purchase Price”). The AR Purchase Price is payable by PIC in three similar tranches of USD 5.0 million (each, a “Tranche Payment”), with the first Tranche Payment having been paid on May 13, 2024 and the remaining two Tranche Payments to be paid on or about May 31, 2024 and June 30, 2024 (or, in each case, such other date agreed upon by the parties), subject to the satisfaction by the Company of certain conditions precedent set forth in the Receivables Agreement including achievement of business plan targets.

On May 12, 2024, the Company and PIC entered into a share purchase agreement (the “Share Purchase Agreement”) pursuant to which the Company agreed to sell to PIC 16,000 shares in the capital of Genomics Innovation Company Limited, (the “JV”), representing 16% of the JV’s total outstanding shares, for an aggregate purchase price of SAR 20.0 million (EUR 4.9 million) (the “Share Purchase Consideration”). The Company has retained a 4% equity position in the JV. Under the terms of the Share Purchase Agreement, during the 24-month period following the six-month anniversary of the closing date of the share purchase, the Company shall have an option to purchase a number of shares in the JV equal to 16% of the aggregate number of shares outstanding at the time of exercise of such option (the “Call Option Shares”).

On May 12, 2024, the Company and the JV entered into a variation agreement (the “Consultancy Variation Agreement”) to the Consultancy Agreement (the “Consultancy Agreement”) between the Company and the JV, which was entered into on November 27, 2023, in connection with the formation of the JV. Pursuant to the Consultancy Variation Agreement, the first operational milestone fee payable to the Company under the Consultancy Agreement was reduced from SAR 20.0 million to SAR 10.0 million.

Also, on May 12, 2024, the Company and the JV entered into a variation agreement (the “IP License Variation Agreement”) to the Technology Transfer and Intellectual Property License Agreement (the “IP License Agreement”) between the Company and the JV, which was entered into on November 27, 2023, in connection with the formation of the JV. Pursuant to the IP License Variation Agreement, among other things, certain royalty fees payable to the Company were reduced from 2.5% of the JV’s net revenue to 1% of the JV’s net revenue.

On May 12, 2024, the Company and Oxford entered into a limited waiver, consent and fourth amendment (the “Fourth Amendment”) to the existing Loan and Security Agreement dated January 31, 2022 (as amended from time to time, the “Loan and Security Agreement”). Pursuant to the Fourth Amendment, Oxford (a) consented to permit the Share Purchase Agreement, the Consultancy Variation Agreement, the IP License Variation Agreement, the Second Loan Amendment (together with the previously disclosed amendment to the Convertible Loan Agreement dated April 23, 2024), the KSA Receivables Transfer Agreement (as amended by the KSA Receivables Variation Agreement) and the Registration Rights Amendment and the transactions contemplated by the foregoing and (b) agreed to waive events of default under the Loan and Security Agreement with respect to the Company’s delayed 20-F filing and alleged actions taken by the Company in connection with the negotiation on certain of the mentioned transactions.

Additionally, the Fourth Amendment provides that the Loan and Security Agreement shall be amended to (a) extend the period of time in which the Company has to deliver its audited consolidated financial statements for its fiscal year ended December 31, 2023, (b) remove a delisting of the Company’s common shares from Nasdaq as an event of default and (c) include additional covenants requiring the Company to (i) engage a financial consultancy firm and chief restructuring/transformation officer, and (ii) achieve certain near-term milestones with respect to the Company’s announced pursuit of strategic alternatives.

On May 12, 2024, the Company and Oxford entered into a success fee agreement (the “Success Fee Agreement”). The Success Fee Agreement provides that, upon a trigger event, the Company shall pay Oxford a fee for each term loan advanced by the lenders under the Loan and Security Agreement, which shall be equal to 2% multiplied by the original principal amount of such term loan. The trigger events under the Success Fee Agreement, include, but are not limited to, the Company’s market capitalization exceeding USD 125.0 million for ten consecutive trading days or the Company consummating a change of control transaction or series of related transactions.

On May 12, 2024, the Company and PIC entered into an amendment (the “Registration Rights Amendment”) to the Second Registration Rights Agreement (the “Registration Rights Agreement”) dated October 26, 2023. Pursuant to the Registration Rights

Notes to the consolidated financial statements as of December 31, 2023 and 2022 and for the three years ended December 31, 2023, 2022 and 2021

Amendment, the Company shall not be required to file a registration statement usable for the resale or other transfer of the Company’s common shares to be issued upon conversion of the loan pursuant to the Convertible Loan Agreement until the date that is fifteen (15) days following the receipt of CFIUS Clearance (the “Registration Statement Effectiveness Deadline Date”). Additionally, if at the time of receipt of CFIUS Clearance the Company is not required to file reports under Section 13 or Section 15(d) of the Securities Exchange Act of 1934, then the Registration Statement Effectiveness Deadline Date shall be fifteen (15) days following the date on which the Company becomes required to file such reports.

These consolidated financial statements were approved by management on May 15, 2024.